Form 20-F
period 2002-12-31
TELENOR ASA
filed 2003-05-06
CIK 1126113

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to                     .

Commission file number: 0-31054

Telenor ASA
(Exact name of Registrant as specified in its charter)

Norway

(Jurisdiction of incorporation or organization)

Snarøyveien 30, N-1333 Fornebu, Norway

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Ordinary Shares, nominal value NOK 6.00 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

          The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2002: 1,775,323,000 Ordinary Shares, nominal value NOK 6.00 per share.

          Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  X      No

          Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17         Item 18  X

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

      Telenor publishes its financial statements in Norwegian Kroner (“NOK”). Unless otherwise indicated, all amounts in this annual report are expressed in Norwegian Kroner. In connection with Telenor’s international operations, certain amounts denominated in foreign currencies have been translated into Norwegian Kroner, in accordance with Telenor’s accounting principles as described in our consolidated financial statements that form part of this report under the heading “Summary of Significant Accounting Principles — Foreign currency transactions” and “— Foreign currency translation and hedge accounting for net investments” except where otherwise noted. These translations should not be construed as representations that the amounts referred to actually represent such translated amounts or could be converted into the translated currency at the rate indicated.

      Telenor’s annual audited consolidated financial statements are prepared in accordance with Norwegian GAAP, which differ in certain respects from U.S. GAAP. For a reconciliation of the material differences between Norwegian and U.S. GAAP as they relate to Telenor, see note 31 to our consolidated financial statements.

      As used in this annual report, the terms “Telenor”, “we” or “us”, unless the context otherwise requires, refer to Telenor ASA and its consolidated subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      This annual report contains forward-looking statements that involve risks and uncertainties. In addition, other written or oral statements which constitute forward-looking statements have been made and may in the future be made by or on behalf of Telenor. In this annual report, such forward-looking statements include, without limitation, statements relating to (1) the implementation of strategic initiatives, (2) the development of revenues overall and within specific business areas, (3) the development of operating expenses, (4) the development of personnel expenses, (5) expenses incurred in the development of associated companies, (6) the anticipated level of capital expenditures and associated depreciation and amortization expense, and (7) other statements relating to Telenor’s future business development and economic performance. The words “anticipate”, “believe”, “expect”, “estimate”, “intend”, “plan” and similar expressions identify certain of these forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements because actual events and results may differ materially from the expected results described by such forward-looking statements.

      Many factors may influence Telenor’s actual results and cause them to differ materially from expected results as described in forward-looking statements. These factors include the following:

•	the level of demand for our services, particularly with regard to mobile communications services, fixed telephony, Internet and IP-based communications services, pay television services, and other newer products and services;

•	actions of our competitors;

•	regulatory developments, including changes to our permitted tariffs, the terms of access to our network, the terms of interconnection and other issues; and

•	the success of our international investments and expansion programs.

      Telenor disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3:  KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL AND STATISTICAL DATA

SUMMARY

      The following tables set forth summary consolidated financial and statistical data of Telenor. They should be read together with “Item 5: Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes to those financial statements included in this report.

      Solely for the convenience of the reader, the financial data at and for the twelve months ended December 31, 2002 have been translated into U.S. dollars at the rate of NOK 6.9375 to USD 1.00, the noon buying rate on December 31, 2002.

	Year ended December 31,

	1998	1999	2000	2001	2002	2002

	(NOK)	(NOK)	(NOK)	(NOK)	(NOK)	(USD)

	(in millions, except per share amounts)
Income Statement Data
Norwegian GAAP
Revenues	28,751	32,784	36,530	40,604	48,668	7,015
Gain on disposal of fixed assets and Operations	248	783	1,042	5,436	158	23

Total revenues	28,999	33,567	37,572	46,040	48,826	7,038
Operating expenses	25,202	29,565	33,943	42,863	49,146	7,084

Operating profit (loss)	3,797	4,002	3,629	3,177	(320)	(46)
Share of profit (loss) in associated Companies	(1,097)	(1,239)	(692)	8,237	(2,450)	353
Net income (loss)	1,710	2,035	1,076	7,079	(4,298)	(620)
Net income (loss) per share — primary (excluding treasury shares)	1.293	1.454	0.754	3.994	(2.422)	(0.349)
Net income (loss) per share — diluted (excluding treasury shares)	1.293	1.454	0.754	3.990	(2.422)	(0.349)
Dividends per share(1)	n/a	n/a	0.30	0.35	0.45	0.065
Weighted average number of shares (in millions of shares) — primary	1,323	1,400	1,427	1,772	1,775
Weighted average number of shares (in millions of shares) — diluted	1,323	1,400	1,427	1,774	1,775
Net income per share from discontinued operations (Telenor Media)(2)	0.126	0.781	0.594	1.108	—	—
Net income per share from continuing operations (excluding Telenor Media)(2)	1.168	0.673	0.160	2.886	—	—

	Year ended December 31,

	1998	1999	2000	2001	2002	2002

	(NOK)	(NOK)	(NOK)	(NOK)	(NOK)	(USD)

	(in millions, except per share amounts)
U.S. GAAP
Revenues	28,670	32,716	36,481	40,581	47,879	6,901
Net income from continuing operations (excluding Telenor Media)	1,411	1,246	854	1,889	—	—
Net income	1,578	2,188	1,082	7,004	(3,658)	(527)
Net income per share from continuing operations (excluding Telenor Media)	1.068	0.89	0.599	1.066	—	—
Net income per share cumulative effect on prior years (prior to December 31, 2001) of change in accounting principles	—	—	—	0.033	—	—
Net income per share — primary (excluding treasury shares)	1.194	1.563	0.759	3.952	(2.061)	(0.297)
Net income per share — diluted (excluding treasury shares)	1.194	1.563	0.759	3.948	(2.061)	(0.297)

	At December 31,

	1998	1999	2000	2001	2002	2002

	(NOK)	(NOK)	(NOK)	(NOK)	(NOK)	(USD)

	(in millions)
Balance Sheet Data
Norwegian GAAP
Total fixed assets	31,783	37,617	80,881	66,095	74,162	10,690
Total current assets	8,967	10,409	12,804	16,528	15,296	2,205

Total assets	40,750	48,026	93,685	82,623	89,458	12,895

Long-term liabilities and provisions	12,288	15,962	42,908	19,646	30,454	4,390
Short-term liabilities	9,708	10,799	12,597	17,294	21,716	3,130

Total liabilities	21,996	26,761	55,505	36,940	52,170	7,520

Shareholders’ equity	18,515	20,033	35,474	42,144	33,685	4,856
Minority interests	239	1,232	2,706	3,539	3,603	519

Total equity and liabilities	40,750	48,026	93,685	82,623	89,458	12,895

U.S. GAAP
Total assets	43,728	53,787	99,776	90,129	97,511	14,056
Long-term interest-bearing Liabilities	12,403	19,252	46,972	24,758	33,957	4,895
Shareholders’ equity	19,512	21,035	36,304	42,944	35,799	5,160

	Year ended December 31,

	1998	1999	2000	2001	2002	2002

	(NOK)	(NOK)	(NOK)	(NOK)	(NOK)	(USD)

	(in millions)
Cash Flow and Operating Data
Norwegian GAAP
Net cash flow from operating Activities	6,827	7,052	5,915	6,993	12,858	1,853
Net cash flow from investment Activities	(9,804)	(8,887)	(47,308)	20,891	(21,727)	(3,132)
Net cash flow from financing Activities	3,628	2,914	41,558	(24,366)	8,641	1,246
Investments, including capital expenditures(3)	9,428	13,170	50,672	18,846	21,300	3,070
EBITDA(4)	8,258	9,049	9,563	14,250	13,469	1,942

(1)	Dividends in respect of 2002 will be paid in May 2003. Per share dividend amounts in respect of years prior to 2000 are not considered meaningful because such dividends reflected our status as wholly-owned by the Kingdom of Norway and occurred prior to the recapitalization effected in connection with our initial public offering in December 2000. See “Dividends and Dividend Policy” below.

(2)	Discontinued operations consist of the business area Telenor Media.

(3)	Consists of investments in tangible and intangible fixed assets, long-term investments in shares and capital contributions to satellite organizations.

(4)	Telenor defines EBITDA as operating profit (loss) before depreciation, amortization and write-downs of tangible and intangible assets. Our operating profit does not include results from associated companies or joint ventures, which are accounted for using the equity method.

We believe providing EBITDA enhances an understanding of our operating activities and the performance of the individual units. We believe that EBITDA is also an indicator to demonstrate to what extent operational business activities generate operating cash flows to reduce net debt or to finance investments. We also believe that EBITDA provides investors with a measure of operating results that is unaffected by the financing and accounting effects of acquisitions and capital expenditures, differences in capital structures among otherwise comparable companies or investments in and results from associated companies.

EBITDA is not a measurement of financial performance under generally accepted accounting principles. You should not consider EBITDA as an alternative to operating profit, net income or cash flow from operating activities.

Since other companies may not calculate EBITDA in the same way, our EBITDA figures are not necessarily comparable with similarly titled figures of other companies.

      The following shows the calculation of EBITDA:

	Year ended December 31,

	1998	1999	2000	2001	2002	2002

	(NOK)	(NOK)	(NOK)	(NOK)	(NOK)	(USD)

	(in millions)
Operating profit (loss)	3,797	4,002	3,629	3,177	(320)	(46)
Depreciation, amortization and write-downs	4,461	5,047	5,934	11,073	13,789	1,988

EBITDA	8,258	9,049	9,563	14,250	13,469	1,942

	Year ended December 31,

	1998	1999	2000	2001	2002

Other Operating Data
Mobile telephony (digital) subscriptions in Norway, period end (000s):
Contract	944	1,003	1,145	1,210	1,215
Prepaid	316	732	911	1,027	1,115
Mobile telephony churn rates for contract subscriptions	13.1%	14.2%	12.7%	12.5%	17.5%
Total mobile telephony outgoing minutes in Norway (in millions of minutes):
Digital	1,279	1,801	2,298	2,683	2,986
Analog	271	174	108	64	47
Mobile telephony (digital) subscriptions in
Pannon GSM (Hungary), period end (000s):
Contract	—	—	—	—	540
Prepaid	—	—	—	—	1,910
Mobile telephony (digital) subscriptions in
DiGi.Com (Malaysia), period end (000s):
Contract	—	—	—	137	97
Prepaid	—	—	—	902	1,519
Mobile telephony (digital) subscriptions in
Kyivstar (Ukraine), period end (000s):
Contract	—	—	—	—	384
Prepaid	—	—	—	—	1,472
GrameenPhone (Bangladesh), period end (000s):
Contract	30	55	142	185	206
Prepaid	—	6	49	279	563
Mobile telephony (digital) subscriptions in
Fixed telephony access channels in Norway, period end (000s):
Analog (PSTN)	2,167	1,908	1,680	1,545	1,467
Digital (ISDN)	755	1,228	1,590	1,766	1,828
Fixed telephony traffic in Norway (in millions of minutes):
National calls, excluding Internet traffic	12,911	12,371	11,612	10,567	9,457
Internet traffic	2,059	4,225	5,667	4,974	3,483
International	386	415	387	383	378
Calls to mobile	967	1,246	1,295	1,412	1,499
Value-added services and directory calls, etc.	287	447	599	624	710
Pay television subscribers in the Nordic region, period end (000s):
Cable TV	270	282	357	561	571
Small antenna networks (SMATV)	686	937	1,086	1,105	1,096
Home satellite dish (DTH)(1)	352	405	506	657	738
Total	1,308	1,624	1,949	2,323	2,405

	Year ended December 31,

	1998	1999	2000	2001	2002

Internet, period end (000s):
Internet access subscriptions and registered users, residential market Norway	260	400	625	831	960
— of which ADSL	—	—	—	23	90
Internet access subscription churn rates, residential market Norway	11.7%	14.0%	25.5%	20.0%	20.0%
Internet business subscriptions, Norway	4	8	13	16	17
Internet subscriptions, outside Norway and Sweden	—	57	104	106	98
Number of full-time equivalent employees	20,226	21,968	20,150	21,000	22,100

(1)	Includes all subscribers of Canal Digital, which we consolidated as a wholly-owned subsidiary starting June 30, 2002.

DIVIDENDS AND DIVIDEND POLICY

      Under Norwegian law, dividends may only be paid in respect of a financial period as to which audited financial statements have been approved by the annual general meeting of shareholders, and any proposal to pay a dividend must be recommended by the directors, accepted by the corporate assembly and approved by the shareholders at a general meeting. The shareholders at the annual general meeting may vote to reduce, but may not increase, the dividend proposed by the directors.

      Dividends may be paid in cash or in kind and are payable only out of distributable reserves, which are calculated from the parent company’s balance sheet. Distributable reserves consist of:

•	annual profit according to the income statement approved for the preceding financial year, and

•	retained profit from previous years,

after deduction for uncovered losses, the book value of research and development, goodwill, net deferred tax assets recorded in the balance sheet for the preceding financial year, the aggregate value of treasury shares that we have purchased or been granted security in during preceding financial years and of credit and security given pursuant to sections 8-7 to 8-9 of the Norwegian Public Limited Companies Act, and for any part of our annual profits that would be compatible with good and careful business practice to retain with due regard to any losses which we may have incurred after the last balance sheet date or which we may expect to incur. We cannot distribute any dividends if our equity, according to our balance sheet, amounts to less than 10% of the total assets reflected on our balance sheet without following a creditor notice procedure as required for reducing the share capital. These amounts are calculated on the basis of Telenor ASA’s unconsolidated financial statements.

      The following table shows the aggregate dividends we paid or expect to pay, for each of the past five fiscal years.

	Total
	(in millions)(1)

Year	(NOK)	(USD)

1998	700	89
1999	500	58
2000	532	60
2001	621	69
2002(2)	799	115

(1)	Dividends are presented in aggregate as comparisons between year 2000 and 2001 per share amounts and those in prior years are not meaningful as dividends declared prior to our initial public offering in December 2000 reflected our status as wholly-owned by the Kingdom of Norway.

(2)	A dividend of NOK 0.45 per share with respect to 2002 was proposed by our board of directors, due for acceptance by the corporate assembly and approval at the annual general meeting on May 8, 2003. The dividend, if approved by the general meeting and the corporate assembly, will be paid on May 23, 2003, to the holders of record on May 8, 2003.

      Prior to our initial public offering in 2000, dividends we paid reflected our status as wholly-owned by the Kingdom of Norway and should not be considered indicative of our future dividends.

      Since our initial public offering in 2000, our stated dividend policy has been that we declare and distribute an annual dividend in an amount equal to 20%-30% of annual net income after taxes. This may be adjusted for the effect of one-time gains or losses. However, the amount of any dividends proposed by the board of directors may vary from year to year at the board’s discretion. Our board of directors will take into account the dividend payment practices of major Norwegian companies and other European telecommunications operators. Although we currently intend to pay annual dividends on our ordinary shares, we cannot give you assurance that dividends will be paid or as to the amount of any dividends. Future dividends will depend on a number of factors, including:

•	the general business conditions existing at that time;

•	our current and expected future financial performance;

•	our funding and investment requirements; and

•	other factors that our board of directors may consider to be relevant.

      Because we will only pay dividends in Norwegian Kroner, exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs after the ADR depositary converts cash dividends into U.S. dollars.

EXCHANGE RATES

      The table below shows the average noon buying rates in The City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for Norwegian Kroner per USD 1.00. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Year ended December 31,	Average

1998	7.5549
1999	7.8350
2000	8.9363
2001	9.0380
2002	7.9253

      The table below shows the high and low noon buying rates for each month during the six months prior to the date of this annual report.

	Low	High

November 2002	7.2219	7.3990
December	6.9375	7.3140
January 2003	6.8290	7.0020
February	6.9130	7.1980
March	7.0590	7.4640
April	6.9950	7.3180

      On May 5, 2003, the noon buying rate for Norwegian Kroner was USD 1.00 = NOK 6.9940.

      Fluctuations in the exchange rate between the Norwegian Kroner and the U.S. dollar will affect the U.S. dollar amounts received by holders of ADSs on conversion of dividends, if any, paid in Norwegian Kroner on the ordinary shares and may affect the U.S. dollar price of the ADSs on the NASDAQ National Market.

RISK FACTORS

Risks Related to Our Business

We face increasing competition in the Norwegian telecommunications market which may result in further reductions in tariffs and loss of market share.

      We are experiencing increasing competition from competing service providers in the Norwegian market for telecommunications services. Generally, the Norwegian regulatory regime poses few barriers to entry for new competitors.

      In fixed network services, a number of regulatory measures have been introduced that have strengthened and may strengthen the position of our competitors. Pursuant to regulatory requirements, we introduced carrier pre-selection for our customers in November 2000, enabling them to select alternative service providers. In April 2000, we began offering interconnection services for our local access network, or local loop, at cost-oriented prices. Competitors may also use alternative technologies, such as cable or wireless local loop connections, to provide telecommunications services, and in March 2000 the Norwegian regulator awarded licenses to our competitors to provide wireless access services. As from January 1, 2003, we are required to offer unbundled telephony access to resellers. Unbundled telephony access means that subscriptions and traffic may be delivered separately by different operators.

      In the mobile market, we and our primary competitor are the only remaining Universal Mobile Telecommunications System, or UMTS, license holders for third generation mobile services. It has been decided that two further UMTS licenses, with conditions that likely may be more favorable than ours, will be granted through an auction process during 2003, which may increase the number of operators providing services and open the market to more competition. Currently, several mobile service providers utilize our infrastructure, or that of our primary competitor, and the regulator has required us to reduce the prices we charge to these service providers. Telenor has also recently launched an MVNO (Mobile Virtual Network Operator) offer in the market. Furthermore, pursuant to regulatory requirements, we provide network access to external providers of short messaging services (SMS).

      As competition continues to intensify, we expect market pressures may require us to reduce tariffs further and we also may lose further market share. This may adversely affect our revenue growth and profit margin, as the effect of lost market share in the retail market is unlikely to be fully offset by providing interconnection services to competing service providers.

      For additional information on the regulatory requirements to which we are subject, you should read “Item 4: Information on the Company — Regulation – Interconnection and Access”, “— Local Loop Unbundling” and “— Carrier Selection”.

If we fail to successfully develop and market new mobile communications services, our ability to achieve further revenue growth in mobile communications services in the Norwegian market may be limited.

      Because of our high market share and the current high penetration rate in Norway for mobile communications, we expect that further revenue growth in mobile communications in the Norwegian market will depend on our ability to successfully develop and market new applications and services or have third parties provide services using our network. Failure to successfully do so may impair our ability to achieve further revenue growth in mobile communications services in the Norwegian market.

Failure to increase our ownership and thus gain control over companies in which we have minority interests may impede our strategic objectives.

      As part of our strategy, we continue to intend to expand our ownership interests in, and gain control of, some of our investments in order to exercise a controlling influence over key business decisions, including the approval of strategy and business plans. If we fail to increase our ownership interests and gain control, our cost savings and revenue enhancement from these operations may be limited. In addition, if the other shareholders fail to adequately support these companies, they may not be able to compete effectively and the value of our investment may be impaired.

The value of our international operations and investments may be adversely affected by political, economic and legal developments in foreign countries.

      Some of the countries in which we have operations or in which we have made significant equity investments in telecommunications operators have political, economic and legal systems that are unpredictable. Political or economic upheaval or changes in laws or their application may harm the operations of the companies in which we have invested and impair the value of these investments to us. A significant risk of operating in emerging market countries is that foreign exchange restrictions could be established. This could effectively prevent us from receiving profits from, or from selling our investments in, these countries. Restrictions on foreign ownership in countries in which we have significant operations or investments may also adversely affect the value of these businesses.

Increased exposure to currency exchange rate fluctuations may have an adverse effect on our reported earnings and the value of our international operations and investments.

      An increasing proportion of our revenues and profits are derived from our international mobile operations and investments. Fluctuations in currency exchange rates between the Norwegian Kroner and the currencies, in particular the U.S. dollar, in which our international operations or investments report and operate, could adversely affect our reported earnings and the value of these businesses. We attempt to mitigate the effect of fluctuations in foreign currency exchange rates through foreign currency hedging. However, there can be no assurance that our efforts will be successful.

If we or international mobile operators in which we have invested fail to obtain, or fail to enter into agreements to utilize, licenses for third generation mobile services, we may be unable to achieve further revenue growth in mobile communications or to benefit from certain cost reductions related to network improvements in our target markets.

      Our ability to offer third generation mobile services, either directly or through our international associated companies, depends upon our obtaining UMTS licenses or entering into agreements with operators that have been awarded such licenses in markets in which we are, or intend to be, present. Failure to establish ourselves or our associated companies among the providers of third generation mobile services may limit our ability:

•	to achieve further revenue growth in mobile communications, if demand for improved or new services and products, which will work better on UMTS networks, proves to be strong; and/or

•	to benefit from the low incremental costs of increases in UMTS network capacity compared to increases in GSM network capacity.

Delays in the development of handsets may prevent us from providing UMTS-based services in the near future, while the success of the UMTS technology is still uncertain.

      The development of UMTS technology is taking longer than anticipated. Handsets are not commercially available so far. Once developed, UMTS technology may not prove superior to existing technologies and may fail to meet commercial acceptance. These delays in supplier and technology performance and the uncertainties regarding the commercial success of the new UMTS technology could result in additional expenditures and could have a negative effect on our business, financial condition and results of operations.

If the demand for certain communications services we have recently introduced or are developing does not grow strongly, our ability to achieve further revenue growth may be limited.

      We believe that the markets for certain services we have recently introduced or are developing, including in particular IP-based communications services, have potential for strong growth. If the markets for these services do not grow as we expect, our ability to achieve further revenue growth may be impaired. Furthermore, we may be unable to take advantage of any growth in demand for these services if we fail to develop and market our own services on a timely basis.

Continuing rapid changes in technologies could increase competition or require us to make substantial additional investments.

      The services we offer are technology-intensive. The development of new technologies may render our services non-competitive. We may have to make substantial additional investments in new technologies to remain competitive. New technologies we choose may not prove to be commercially successful. As a result, we could lose customers, fail to attract new customers or incur substantial costs in order to maintain our customer base.

In-orbit satellite failure may result in lost revenues in our satellite broadcasting business.

      The operation of satellites is subject to the risk of in-orbit failure, which could arise from various causes, such as a failure of satellite components, solar or other astronomical events or space debris. It is not feasible to repair satellites in space. The satellites themselves are insured in such cases, but we do not insure against lost revenues in the event of a total or partial loss of the communications capacity of a satellite while in orbit.

Actual or perceived health risks or other problems relating to mobile handsets or transmission masts could lead to decreased mobile communications usage.

      Concern has been expressed that the electromagnetic signals from mobile handsets and base stations and chemical leaking from mobile handsets may pose health risks or interfere with the operation of electronic equipment, including automobile braking and steering systems. Actual or perceived risks of mobile handsets or base stations and related publicity, regulation or litigation could reduce our mobile telephone customer base, make it difficult to find attractive sites for base stations or cause mobile telephone customers to use their mobile phones less.

Risks Related to Regulatory Matters

Increased regulation and changes in the regulatory environment could adversely affect our business operations in Norway and abroad.

      Our fixed and mobile telecommunications operations are subject to extensive regulatory requirements in Norway and our international mobile operations and investments, which account for an increasingly significant portion of our revenues, are subject to increasing regulation in their host countries. In particular, we must comply with requirements regulating the licensing, construction and operation of our telecommunications networks and services, and there are governmental authorities which monitor and enforce competition laws applicable to the telecommunications industry. It is difficult for us to predict the precise impact of any proposed or potential changes in regulatory environment or government policies on our operations both abroad and in Norway. If regulators decide to expand or introduce restrictions and obligations applicable to our business operations or to extend them to new services and markets, this could adversely affect our business operations and competitiveness in existing and new markets.

Existing and new regulatory requirements may impair our flexibility in setting tariff structures, require us to further reduce tariffs, provide advantages to our competitors or provide grounds for legal proceedings against us.

      We are considered by the Norwegian Post and Telecommunications Authority to have significant market power with regard to both our fixed and our mobile operations in the markets for voice telephony, transmission capacity and interconnection services. As a result, we are subject to specific obligations regarding pricing, accounting and reporting with respect to these services under the Norwegian Telecommunications Act and under our licenses. In particular, we are required to offer these services to our wholesale customers and end users at cost-oriented prices and on non-discriminatory terms. We are also subject to a price cap on fixed public telephony services for both the private market and the business market as well as for leased lines.

      These requirements may impair our flexibility in setting tariff structures or may require us to further reduce tariffs, which may adversely affect our revenues and net income. In addition, if we are required to reduce interconnection prices or change the terms on which we provide certain services as a result of our obligation to provide cost-oriented pricing and non-discriminatory terms for interconnection and access, our competitors may be at an advantage, depending on the services provided.

      This regulatory environment also provides the grounds for several legal proceedings brought against us by our competitors and customers, alleging that our failure or delay in providing access to our network on the terms required by law has caused them loss. Our alleged failures and delays include failing to deliver cost-oriented pricing and late implementation of carrier pre-selection. For additional information on these legal proceedings, you should read “Item 8: Financial Information — Legal Proceedings” below.

Pending Norwegian and recent EU telecommunications regulation may impair our ability to compete effectively in our existing or new markets.

      In February 2002, the European Union (EU) adopted a number of directives with the objective of developing a harmonized regulatory framework for electronic communications networks and services throughout the EU. Adoption of a new law on electronic communications implementing the new EU regulatory framework is currently underway in Norway. The impact of the introduction of the new framework is still uncertain, in part because it will depend on the regulators’ interpretation of the framework. Our ability to compete effectively in our existing or new geographical and product markets could be adversely affected by the regulators’ decision to extend the scope of the restrictions we are currently subject to, to new services and markets in the face of continuing convergence of information and communications services. You should read “Item 4: Information on the Company — Regulation — Norway — Prospects for regulatory developments” and “— European Union regulation — The new EU directives” for more information on the new regulatory framework.

Risks Related to Our Ownership by the Kingdom of Norway

We could be influenced by the Kingdom of Norway whose interest may not always be aligned with the interests of our other shareholders.

      The Kingdom of Norway holds more than a two-thirds majority of our shares. Accordingly, the Kingdom of Norway continues to have the power to determine matters submitted for a vote of shareholders, including electing a majority of the corporate assembly which in turn has the power to elect our board of directors, as well as the power of approval of the annual financial statements, declarations of dividends and capital increases in connection with acquisitions, investments or otherwise. The interests of the Kingdom of Norway in deciding these matters and the factors it considers in exercising its votes could be different from the interests of our other shareholders.

Risks Related to Our Ordinary Shares and the American Depositary Shares

The price of our ordinary shares and ADSs may be volatile and fluctuate significantly due to many factors, including variations in our operating results and changes to the regulatory environment.

      The trading price of our ordinary shares and ADSs could fluctuate widely in response to factors such as quarterly variations in our operating results, adverse business developments, interest rate changes, changes in financial estimates by securities analysts, announcements of technological or other developments by us or our major customers or competitors, changes to the regulatory environment in which we operate or the actual or expected sale of a large block of shares by the Kingdom of Norway.

An ADS holder may not be able to exercise voting rights as readily as an ordinary shareholder.

      Holders of ADSs may instruct the ADR depositary to vote the ordinary shares underlying the ADSs. However, in order to exercise their voting rights at meetings, holders of ADSs must instruct the ADR depositary to cause the temporary transfer of the underlying ordinary shares so as to register their ownership of such ordinary shares directly in our share register in the VPS (Norwegian Central Securities Depository System) prior to the meeting. In addition, the ADR holder must cause the delivery of such holder’s ADSs to a blocked account with The Depository Trust Company for the account of the ADR depositary and notify the ADR depositary that such ADSs are being held in a blocked account. The ADSs must remain in the designated account until the conclusion of the meeting at which such voting rights are to be exercised by the ADR depositary. There is no guarantee that you will receive voting materials in time to instruct the ADR depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

ITEM 4:  INFORMATION ON THE COMPANY

THE COMPANY

      We are the leading telecommunications company in Norway. We also have substantial international operations, particularly in the areas of mobile telephony, satellite operations and pay television services.

      Telenor ASA is a public limited company organized under the laws of Norway.

      We were incorporated on July 21, 2000. We are subject to the provisions of the Norwegian Act relating to Public Limited Liability Companies. Our principal offices are located at Snarøyveien 30, N-1331 Fornebu, Norway. Telephone number: +47 810 77 000.

      Our registered agent in the United States is CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York. Telephone Number: (212) 894-8940.

OVERVIEW

      We are the leading telecommunications company in Norway, which is among the most advanced telecommunications markets in the world. Norway has the highest, or one of the highest, penetration rates of mobile phone, fixed line digital telephony, personal computer and Internet usage worldwide. We also have substantial international operations, particularly in the areas of mobile telephony services, satellite operations and pay television services. In 2002, we had consolidated total revenues of NOK 49 billion and a net loss of NOK 4.3 billion.

      Our predecessors and we have been responsible for telecommunications in Norway since 1855. We were established in 1994 as a limited liability company wholly-owned by the Kingdom of Norway. In December 2000, we completed our initial public offering, which reduced the ownership of the Kingdom of Norway to 79%, and our shares were listed on the Oslo Stock Exchange and the NASDAQ National Market. In 1988, the Norwegian government began opening sectors of the telecommunications market to competition and, on January 1, 1998, the market was opened to full competition. Liberalization of the market for telecommunications services in Norway has proceeded generally in line with, and in some respects ahead of, the European Union. For additional information concerning our history, you should read “Item 7: Major Shareholders and Related Party Transactions — Relationship between Telenor and the Kingdom of Norway”.

      Effective January 1, 2003, we introduced a new company structure to realign our core business areas and better distinguish between services aimed at residential customers and services aimed at the business market. The new structure will be reflected in the financial statements from the first quarter 2003. Our consolidated financial statements included in this annual report reflect the business structure that was effective as of December 31, 2002. For more information on our new company structure, you should read “Strategy — New Organization”.

Telenor Mobile

      We are the leading provider of mobile telecommunications services in Norway, with approximately 2.4 million subscriptions at December 31, 2002. Internationally, we have interests in mobile operations in a selected number of countries, with principal investments in five operations:

•	a 100% ownership interest in Pannon GSM in Hungary, with approximately 2.45 million subscriptions at December 31, 2002;

•	a 61% ownership interest in DiGi.Com in Malaysia, with 1.62 million subscriptions at December 31, 2002;

•	a 54.2% ownership interest in Kyivstar in Ukraine, with approximately 1.86 million subscriptions at December 31, 2002;

•	a voting interest of 51% in GrameenPhone in Bangladesh, with approximately 0.77 million subscriptions at December 31, 2002; and

•	a 53.5% ownership interest in the Sonofon joint venture in Denmark, with 1.1 million subscribers at December 31, 2002.

      In addition, we have participations in seven other mobile operators in Europe and Southeast Asia. The number of subscriptions in our international mobile operations, calculated on the basis of our proportionate ownership interest in each company, was 10.0 million at December 31, 2002 and 4.9 million at December 31, 2001.

Telenor Networks

      We are the largest provider of fixed network telecommunications services in Norway, offering a full range of services to residential, business and wholesale customers. As of December 31, 2002, we provided 3.3 million fixed line access channels in the residential and business markets. These included 1.83 million digital, or integrated services digital network (ISDN), access channels provided to approximately 805,000 subscriptions, which represented one of the highest rates of ISDN penetration in the world. ISDN refers to a digital technology that permits more than one stream of information (voice, text, data and image) to be transmitted on a single copper line and which provides higher bandwidths than dial-up modems. In December 2000, we launched asynchronous digital subscriber lines (ADSL) in Norway. ASDL uses existing copper cable networks for services that require a higher capacity in one direction than the other, e.g. video on demand. We provide interconnection and transit services to other carriers and service providers in the wholesale market both in Norway and internationally.

Telenor Plus

      We provide Internet access, content/interactive and broadcasting services to consumers in the Nordic region. We are the leading provider of television services in the Nordic countries through home satellite dish (DTH), cable networks (CATV) and small antenna networks (SMATV) systems. As at December 31, 2002, we had approximately 2.4 million subscribers to our television services. We also operate the national terrestrial broadcast network in Norway and we are the leading provider of satellite broadcasting services in the Nordic region, utilizing three geo-stationary satellites. We are the leading provider of Internet access and services to the residential market in Norway with approximately 960,000 subscriptions and registered users as of December 31, 2002.

Telenor Business Solutions

      During 2002, our Telenor Business Solutions business area provided a broad range of communications solutions and application management solutions to the business sector in Norway and other selected European countries.

      We provide both basic and value-added communication services, and managed services to the business market in the countries in which we operate, with data communication, Virtual Private Network (VPN), telephony, advanced network solutions, managed IT-services, messaging and Internet services as our key focus areas. In particular, we have developed broad areas of competence, which include the development and implementation of managed services concepts as well as the integration and combination of communications products, both fixed and mobile, with information technology. We offer consulting services, primarily for technology implementing project management and are also responsible for the marketing, sale and implementation of large and complex outsourcing contracts.

      In 2002, Telenor Business Solutions consisted of the following business lines: Access, network and communication services; ASP, operating services, software, consulting services; Business Solutions Sweden; Nextra International and CominCom/ Combellga.

Other Businesses

      We conduct significant operations related to our core business areas through other businesses. EDB Business Partner, our 51.8%-owned publicly listed subsidiary, is a leading information technology company in Norway. Our wholly-owned subsidiary Satellite Networks offers satellite-based communications networks and services to a wide variety of governmental, intergovernmental and commercial organizations, while our wholly-owned subsidiary Satellite Services is one of the world’s leading providers of global mobile communications services, directed at the maritime, the land mobile and the aeronautical markets. Our 46.4%-owned company Bravida offers telecommunication installation, maintenance and operating services.

STRATEGY

      Our primary objective is to create value for our shareholders, customers, employees and joint venture partners, as well as society in general. To achieve this objective, we base our strategy on being “dynamic, innovative, and responsible”, our core values, and on “ideas that simplify”, our core vision. We aim to create value through profitable growth, based on developing ideas and implementing solutions that simplify the use, and increase the benefits, of advanced communications technology. Moreover, our strategy to achieve our primary objective has the following focus:

•	To maintain and further develop our leading position within telecommunications in Norway with high market shares and a broad range of services in both the residential and business markets.

•	To achieve control in selected mobile companies outside Norway in order to benefit from synergies across our international and domestic operations and, as a result, to increase our overall profitability.

•	To strengthen our position as a supplier of Information and Communication Technology (ICT) solutions to the business markets in the Nordic region and selected European countries.

•	To maintain and further develop our leading position within the Nordic TV distribution market.

•	To continue to improve the efficiency of our operations in order to significantly reduce our cost base in 2004 compared to 2001.

•	To enhance the value of those companies which are not strategic for our main business areas and dispose of all or part of our interest in such companies.

      Our combined portfolio of companies and products will form the basis for our future growth in both the short and long term. In order to achieve this growth objective, our portfolio must include a balanced combination of mature activity in mature markets and new activity in emerging growth areas.

      We operate in an international market alongside global players. We focus on three geographical areas: Norway and the Nordic region, Central and Eastern Europe, and Southeast Asia. In the existing portfolio, the mature activity consists of fixed and mobile network operations in Norway and broadcasting operations in the Nordic region, while the new activity in emerging growth areas consist of our international mobile operations, Internet and broadband access in Norway, business communications in Scandinavia, as well as TV and content distribution in the Nordic region. We intend to constantly evaluate which businesses it is critical for us to have control of, to consider partnerships for certain other businesses and to develop new businesses.

      We intend to continue to be a driving force in the development of new services and solutions. We believe new opportunities may arise from the development of new services and established customer relationships. We are developing new services based on our experience from challenging and mature markets. We intend to coordinate product development and operations across our portfolio in order to provide greater competitive power through improved products and lower costs. As a result, we expect to be well-positioned in markets where the range of services on offer is being steadily expanded and where both industry-specific and customer-oriented solutions are required. As a medium-sized telecommunications company in Europe, we have to compete on the basis of expertise, well-designed services, quality and the ability to innovate.

      We aim:

To be the leading provider of communications services in Norway.

      In Norway, we have a competitive advantage in our customer base and a strong market position in all parts of the value chain consisting of the network and services we offer. The relationship with our customers is crucial to us and we aim to support them through a strong Telenor brand, bundling of services and improved customer interaction.

      We intend to further develop our leading position within telecommunications in Norway. With high market shares and a broad range of services in both the residential and business markets, we will seek to improve profit performance in the fixed and mobile areas by introducing new services and through a wide range of cost-cutting initiatives. We intend to facilitate and promote the development and introduction of new communication and content services from other suppliers which can supplement our own services, and create a new flow of revenue from the market. For these purposes, we pursue an open value chain strategy, by which we offer wholesale services to other service providers in order to encourage market growth and maximize the traffic carried on our networks.

      In Norway, our strategic focus is on cost reduction, as well as utilization of new technology to assure low unit costs. A controlled and gradual migration from the current circuit-switched technology platform to packet-switched IP-based platforms is expected to improve cost efficiency and expand our service offerings.

      Our fixed network is rolled out to cover the customer needs for content services and high bandwidth. The capacity in the transport network is expected to increase as a result of a more efficient utilization of optical technology, while in the access network the customers will have access to broadband services through xDSL. We believe that customer demand will influence the pace of the rollout of these services.

To strengthen our position as an international mobile operator.

      We intend to strengthen our portfolio of international mobile operations by obtaining control over selected mobile companies. Control is essential for us to benefit from cross-borders synergies such as development of new services and implementation of best practices, to improve operational efficiency and to increase our overall profitability. We intend to manage our non-strategic investments as financial investments and to exit from international mobile operations where we cannot obtain control over time.

To continue to be the leading distributor of TV-services to consumers in the Nordic region.

      We will continue to develop new opportunities to strengthen our strategic position as a leading distributor of subscription-based television in the Nordic region. We will focus on attracting new subscribers and increasing revenue per user by providing attractive content and new interactive services.

To strengthen our position as a provider of business communication services.

      We intend to better support our business customers with a Nordic presence by building upon our expertise in, and our range of, both fixed and mobile services. We seek to exploit cross-border synergies by coordinating our mobile and fixed Norwegian and Swedish operations.

New Organization

      As of January 1, 2003, we have reorganized our operations to create a more solid organization capable of continuing to develop our Norwegian activities and secure continued growth in the international mobile portfolio. Our new business organization also emphasizes our strategic focus on developing and maintaining strong positions in the businesses in which we operate. Our business areas are now Mobile, Fixed, Broadcast and Other activities.

      Mobile is our business area for mobile activities in and outside Norway and it includes all consolidated subsidiaries as well as associated companies and joint ventures.

      Fixed consists of the operations of Networks in the 2002 structure, as well as parts of the operations of Business Solutions, IT-operations and the Internet part of Plus.

      Broadcast combines Norwegian and Nordic distribution, content and interactive services for TV, and encompasses activities mainly within the companies Canal Digital, Avidi, Satellite Broadcasting, Norkring and Conax.

      Other activities include EDB Business Partners, parts of Nextra International, software operations from Business Solutions, Telenor Satellite Networks, Telenor Satellite Services, Teleservices, Telenor Eiendom, Telenor Key Partner and Telenor R&D.

      In order to simplify and strengthen our position in the domestic market, all sales and marketing activities have been combined in a separate market unit called Telenor Norway.

TELENOR MOBILE

Overview

      We are the largest mobile telecommunications operator in Norway and a significant international operator. We are the second largest operator in Hungary through our wholly-owned subsidiary Pannon GSM, the third largest GSM operator in Malaysia through our 61%-owned subsidiary DiGi.Com, the largest operator in Ukraine through our 54.2%-owned subsidiary Kyivstar GSM, the largest operator in Bangladesh through our 51% voting interest in GrameenPhone and the second largest operator in Denmark through our 53.5%-owned joint venture Sonofon. In addition, we have participations in seven other mobile operators in Europe and Southeast Asia. In 2002, our mobile communications business area generated external revenues of NOK 20.3 billion, representing 41.7% of our total consolidated revenues. We delivered 53% of our mobile communications revenues in 2002 from our operations in Norway and 47% from our consolidated foreign subsidiaries.

      Our Telenor Mobile business area currently consists of mNorway, our Norwegian mobile operations, and the following principal foreign mobile operations:

Telenor Ownership
Interest at
December 31, 2002

%
Consolidated Subsidiaries:
Pannon GSM (Hungary)	100.00
DiGi.Com (Malaysia)	61.00
Kyivstar GSM (Ukraine)	54.21
GrameenPhone (Bangladesh)	46.41
Telenor Mobile Sverige AS (Sweden)	100.00
Associated companies and Joint Ventures:
TAC (Thailand)	40.30
Sonofon (Denmark)	53.50
VimpelCom (Russia)	28.98
Connect Austria (Austria)	17.45
Cosmote (Greece)	18.00
ProMonte GSM (Montenegro)	44.10

      We have performed an impairment test of the goodwill of our international mobile operations in accordance with generally accepted accounting principles in the fourth quarter of 2002. This resulted in write-downs of goodwill in the listed companies DiGi.Com and TAC of NOK 2.1 billion and NOK 0.9 billion, respectively, as a result of prolonged low publicly quoted share prices. The write-downs were based on the publicly quoted share prices at year end, adjusted to reflect a control premium in the case of DiGi.Com. We also wrote down our investment in Sonofon by NOK 1.0 billion based on a prolonged decline in the values for mobile companies. Additionally, we deemed it appropriate to write down the value of our 20% interest in the Portuguese mobile company OniWay by NOK 0.3 billion to zero at year end.

mNorway

      We are a leading provider of mobile telecommunications services in Norway. We estimate that the penetration rate of mobile phones in Norway rose from 81% to 84% during 2002. We offer a broad range of digital services to the Norwegian corporate and consumer market and have extensive experience in supplying mobile services and operating mobile communication networks in Norway.

Technology and services

GSM (Global System for Mobile Communications)

      We are the leading provider of digital mobile telephony services in Norway. As of December 31, 2002, we had approximately 2.3 million GSM subscriptions in Norway for digital mobile telephone services, which represents 61% of the total market in Norway. Our digital network covers over 99% of Norway’s population. Currently, the only other network operator of digital mobile phone services in Norway is NetCom, which is owned by the telecommunications company TeliaSonera.

      Our GSM 900 license is valid until 2005. In addition to our GSM 900 license, we hold one of three GSM 1800 licenses. This license is valid until 2010. Our licenses may be extended and are subject to certain conditions. For a description of these conditions, you should read “Regulation — Regulatory Issues and Licensing (Norway) — Service licenses”.

      We offer a range of mobile service packages designed to appeal to specific customer segments. We offer subscribers nine different tariff plans. These include seven postpaid subscriptions and two prepaid subscriptions. All tariff plans include free access to a variety of value-added services, including voice mail, short messaging services, or SMS, and GPRS.

GPRS (General Packet Radio Service)

      General Packet Radio Service, or GPRS, is a key element in the provision of advanced mobile data services such as multimedia messaging services (MMS), wireless application protocol (WAP), machine-to-machine communications and intranet/ Internet access. We have over 140,000 end users who have connected to and used our GPRS network. We offer simple and secure connection from mobile devices to corporate customers’ intranet systems. When using GPRS, customers are charged only for the amount of data that they actually download.

UMTS (Universal Mobile Telecommunications System)

      In November 2000, the Norwegian regulatory authorities awarded four licences for the third generation UMTS network to mobile telecommunications operators in Norway. We are one of two remaining license holders. The government intends to auction the two remaining UMTS licenses as soon as possible. As of December 1, 2002, our rolled-out UMTS network could provide geographic coverage to the homes of approximately 1.5 million people with a minimum bit rate of 128 kbit/s, thus complying with the initial minimum coverage requirements under the terms of our UMTS license. However, as of December 31, 2002 there were no UMTS terminals commercially available in Norway. The Norwegian government has recently proposed that UMTS license holders may elect to delay the roll-out schedule for up to an additional 15 months. For additional information on the delay of the roll-out schedule you should read “Regulation — Regulatory Issues and Licensing (Norway) — Service licenses”.

NMT (Nordic Mobile Telephone)

      We are the only provider of analog mobile telephony services in Norway through our NMT 450 network. Our NMT 900 network was phased out in March 2001 and our paging system will be terminated in September 2003. The vast majority of analog customers have now migrated to digital services, although in some customer segments analog services through our NMT 450 network remain attractive due to NMT 450’s superior coverage in some remote areas. We are licensed to continue providing NMT 450 services until the end of 2004. We may decide not to apply for an extension of our license after this date.

Value-added services

      We offer an extensive portfolio of value-added services to our customers, including call waiting, caller identification, call forwarding, itemized invoicing, voice mail, short messaging services (SMS), mobile content services, mCommerce and content provider access (CPA). The use of SMS has continued to grow substantially, with our customers sending 24% more messages in 2002 compared to 2001. This service alone represented 14% of our revenues from mobile in Norway in 2002. We are now also beginning to see our customers use multimedia messaging, which we launched during the second quarter of 2002.

      We intend to continue developing new advanced value-added services to add to our portfolio. However, since we anticipate the bulk of our revenues to continue to come from core voice services, we have chosen to focus our efforts on renewing our tariff plans, improving existing services and developing new voice services to meet the everyday needs of customers in all segments.

      One example of our success in core voice services is ProffNett, launched in 2001, as well as an extension of the product (ProffNett Total) launched in 2002. These services provide corporate GSM subscribers with functions previously associated only with the company’s fixed network, including internal extension numbers, call transfer and callback.

mCommerce

      We provide two types of mCommerce services, with different payment mechanisms. First there is the widely used system of charging for low value digital content (information and entertainment) via the mobile phone invoice or the mobile prepaid account. This solution is simple to use, is available automatically to all customers and has quickly gained wide acceptance in the market. Approximately 70% of all of our customers have purchased premium rate content services in 2002. We were one of the pioneers of this type of payment system which is called content provider access, or CPA, and which is available to any content provider who wishes to deliver content to our customers.

      In addition to CPA, we provide mCommerce services secured by public key infrastructure (PKI) technology, a secure identification system for mobile payments, banking and other electronic transactions. We have developed a solution that utilizes the subscriber identity module (SIM) card in a mobile terminal and that enables the use of digital signatures from any handset. The mCommerce platform includes payment from bank accounts secured by PKI based on digital signatures. By offering payment solutions that support a wide range of content services, we intend to stimulate the provision of new categories of third party content services and, at the same time, to improve the incentives for third parties to provide mobile services.

MMS (Multimedia Messaging Services)

      We opened a pilot MMS in the early summer of 2002 and commercial service in November 2002. In close cooperation with the largest content providers in Norway, we provide MMS content services that offer substantially richer customer experience than SMS content services. Multimedia messaging is expected to primarily complement SMS messaging and content services and to create substantial new revenue streams both from person-to-person communications and content-based services.

WAP (Wireless Application Protocol)

      WAP is an industry standard protocol that allows mobile phone users to access basic Internet services through their mobile phones by means of various selection menus and directories. Usage of WAP services increased by 30% from 2001 to 2002, and sales of chargeable WAP content in our djuice portal also increased. The sale of chargeable content is seen as being key to the development of sustainable business models for WAP and the mobile Internet. A substantial number of the premium rate SMS content services that have been popular in Norway are now available in WAP.

Java (programmable terminals)

      The introduction of programmable mobile terminals (Java) opens new business opportunities for us. Through the djuice portal and in cooperation with applications developers, we distribute and charge for Java-based games. Distribution of games and other applications have been significant drivers of data traffic revenue and content revenues in the more advanced Asian markets.

Customers

      Between 1997 and 2000, we experienced strong growth in our customer base due to the rapid increase in mobile penetration rates in Norway. In 2001 and 2002, the growth rate has slowed down, but total subscriptions in the market are still increasing. At December 31, 2002, we estimate that there were over 3.6 million mobile subscriptions in Norway, which we estimate represents a mobile penetration rate of approximately 84% of the Norwegian population. Our share of net new digital subscriptions in Norway was 38% in 2002 compared to approximately 51.4% in 2001. The reduction in market share was due to increased competition.

      The table below shows selected subscription data for our Norwegian digital and analog services at the dates specified.

	At December 31,

Subscriptions at end of period(1):	1998	1999	2000	2001	2002

	(in thousands)
By type of service:
Digital
Contract	944	1,003	1,145	1,210	1,215
Prepaid(2)	298	732	911	1,027	1,115
Analog	311	216	143	70	52

Total subscriptions	1,552	1,950	2,199	2,307	2,382

(1)	The number of subscriptions at end of period is calculated based on the number of contract and prepaid services subscribed to by our customers. A customer may subscribe to more than one service.

(2)	For purposes of calculating our number of prepaid subscriptions, we do not include prepaid customers that have not had incoming or outgoing traffic during the last three months.

      In the period from 1997 to 2002, we achieved a compound annual growth rate of 14% in our total number of subscriptions. We believe that the increase in our mobile telephony customer base is due to several factors, including:

•	the success of our prepaid services;

•	increased demand for new value-added services, including mobile data services;

•	decline in mobile tariffs;

•	our increased marketing efforts and wider distribution channels; and

•	improvements in mobile communications networks and technology.

      The youth initiative “OYO”, launched in June 2002, gives customers the possibility to choose between a prepaid and a postpaid call plan. Prices per minute are identical under the two call plans, but postpaid provides additional benefits by including 50 SMS in the monthly subscription fee. “Skala”, the new main call plan in the mass market, provides a low monthly subscription fee and volume discounts aiming to stimulate higher usage and to increase loyalty in the postpaid segment. In addition, all consumer market subscribers can join our customer benefit program “Mobilbonus” and earn points that can be redeemed as free SMS or value-added services, or as invoice discounts.

      In 2002, prepaid services accounted for 95% of the net growth in our GSM customer base, compared to 64% of net growth in 2001. Our prepaid services, RingKontant and OYO Kontant, are targeted towards the segment of our customers who want to monitor and control their phone bills and usage.

      Similar to other operators, we experience customer turnover, commonly referred to as “churn”. We calculate churn as the total number of customers who terminated their connections from our network subscriptions during the period, divided by the average number of customers in the period.

      We distinguish between voluntary customer disconnections and involuntary disconnections. A voluntary disconnection occurs when a customer terminates mobile service or switches to a competing service, and an involuntary disconnection occurs when we terminate service due to non-payment. The following table shows our annualized churn rates in Norway for the periods specified, excluding internal churn due to migration from our analog to our digital services.

	Year ended December 31,

	1998	1999	2000	2001	2002

Churn rates for contract subscriptions	13.1%	14.2%	12.7%	12.5%	17.5%

      We aim to retain our profitability in our home market through focus on costs and to reduce the churn of high value customers by:

•	improving the management of our customer relationships;

•	improving our marketing efforts and special promotion offers;

•	developing and delivering innovative value-added services;

•	improving efficiency of existing distribution channels, while exploiting other more cost-effective channels; and

•	improving our mobile communications networks and technology on a continuous basis.

Mobile tariffs

      According to Eurodata and the OECD, the tariffs that we offer to our customers in Norway are below average for the OECD countries based on price baskets. We made price adjustments for traffic to other mobile networks in July 2002. We announced that we will further reduce the tariffs that we offer to our customers effective June 2003 and we have further reduced our tariffs for SMS effective May 6, 2003. Norwegian telecommunications regulations impose cost-oriented pricing requirements on mobile networks with significant market power in the national market. We have been found to have such a position of significant market power. You should read “Regulation — Regulatory Issues and Licensing (Norway) — Cost and price regulation” for a discussion of these cost-oriented pricing requirements.

      We do not charge customers for incoming calls within Norway. These calls are billed to the caller as it is customary for digital mobile telephony subscriptions in Europe. Typically, the mobile operator terminating the call receives most of the tariff for the call. We also provide a range of value-added services to our customers, including prepaid customers, at no additional monthly service fees. Our revenues from these services come from increased traffic generated by users accessing these services.

      Tariffs for international calls generally vary by country and tariff plan. Rates for roaming outside Norway vary depending on the terms of the various roaming agreements and the relevant foreign mobile operators.

Marketing

      The Norwegian market is a highly developed and competitive market characterized by strong regulatory forces. Following the introduction of mobile number portability in November 2001, the mobile market has seen increased churn levels, consolidation among service providers and increased marketing efforts by major operators targeting high value segments.

      As the leading operator in the Norwegian market for mobile telephony services, we are an organization that undertakes great efforts to understand the different needs of its customers, to offer competitive pricing and to provide superior customer service. To address the increased challenges in our market, we are currently implementing steps to maintain a more focused grip on our current and near future revenue streams, as well as exploiting more cost-effective measures to serve and communicate with our customers.

      Since introducing our customer benefit program, Mobilbonus, we have steadily increased the number of high value customers that have accepted the electronic media as our main communication channel with the customer. This permits us to reduce costs of communication through printed media as well as allowing us to exhibit new services to our customers through interactive media.

      Over the past year, our mCommerce service, which allows customers to conduct payments with a direct access to the bank account, has attracted a significant number of users. The Mobilhandel service, which has proved to be most attractive, enables our customers to recharge their prepaid subscriptions. For the immediate future, we aim to encourage the use of Mobilhandel to recharge prepaid phones, which allows us to reduce commissions paid to retailers for distribution of prepaid scratch cards.

      We believe that our around the clock customer service is a high quality tool for communicating with our customers. We intend to further exploit this channel to increase subscription sales, convert customers to more suitable rate plans and push value-added services.

Traffic

      The following table sets forth selected traffic data in our home market. Digital data includes both contract and prepaid customers in both of our digital networks (GSM 900 and GSM 1800), and analog data includes customers in our Nordic Mobile Telephone networks (NMT 450 and, up to March 2001, NMT 900).

	Year ended December 31,

	1998		1999		2000		2001		2002

Digital:
Traffic:
Total outgoing traffic (in millions of minutes)	1,279		1,801		2,298		2,683	(1)	2,986
Total incoming traffic (in millions of minutes)	763		1,188		1,545		1,861	(1)	1,974
Average monthly incoming and outgoing traffic (minutes per digital subscription)	165	(1)	169		173		176	(1)	180
Number of outgoing SMS and content messages (in millions)	51		361	(1)	902	(1)	1,373		1,692
Analog:
Total outgoing traffic (in millions of minutes)	271		174		108		64		47
Total incoming traffic (in millions of minutes)	180		108		70		31		20

(1)	Reflects corrections to previously reported figures.

      Prior to 2002, growth in outgoing digital traffic minutes was mainly due to a significant growth in our customer base. In 2002, there was no corresponding growth in number of subscribers and, as a result, the growth in total traffic was not as significant as in previous years.

      Future growth in revenue per user will depend on a number of factors, including pricing, the availability of new services, the competitive environment and the ability to identify and attract the best customers.

Distribution

      We distribute our mobile telecommunications services through retail stores, the Internet and independent distributors. Our total number of distribution outlets for both contract and prepaid customers was approximately 13,000 at December 31, 2002. All of our distribution outlets offer prepaid cards, while approximately 1,450 offer contract subscriptions. Prepaid cards can now be purchased in kiosks, petrol stations and supermarkets across Norway. For the convenience of our prepaid customers, they can use their credit card to make prepaid card purchases in any Telenor public phone booth.

      We maintain high standards of training and performance for our sales personnel. We require our selling agents to sign contracts certifying the competence and training of their sales personnel, the space and prominence of our products in the retail space and the means of promoting our products.

Wholesale

      We have several Service Providers (SP) connected to our network. Each SP is granted access to purchase mobile traffic and SIM cards from us in order to resell its services under its own brand name in the Norwegian market. It is the SP’s responsibility to handle customer services, invoicing, marketing and sales to the end user. We have developed an online subscription administration system. This enables the SPs to administer their customers more efficiently. We have also given SPs the possibility to develop their own prepaid solutions, decide their own price plans and develop recharging methods.

      In addition, we signed an MVNO roaming agreement with Tele2 for Norway in September 2002, which will allow Tele2 to offer public mobile telecommunications based on our GSM and UMTS networks. The commercial launch of GSM services in Norway under the MVNO agreement is expected to occur during the second quarter of 2003. Through our agreements with MVNOs and SPs, we expect to further stimulate competition and contribute to the continued development of the Norwegian mobile telephony market.

Customer service

      We believe that customer care and service management are key factors that distinguish us from our competitors in the mobile telephony market characterized by increasing competition. We believe that the provision of high quality customer service is the foundation of long-term customer relationships and an important element of our growth strategy. Our customer service center supported by computer-telephone-integration directs our customers’ calls to agents with the right skills to address our residential and business customers’ demands. Within Norway, our customer service may be used free of charge.

      We own and operate our customer service center, which serve both our customers and our dealers. The customer service center provides product information and guidance, maintains our subscriber database, answers billing inquiries, responds to customer complaints, checks customer credit, opens new subscriptions and sells additional value-added services to existing customers.

      In 2002, our customer service center in Norway handled, on average, 314,000 calls from our customers and 21,500 calls from our dealers each month. Our customer service call centers operate 24 hours a day, 365 days a year. In addition, our customers may use our automated customer care service to check account balances and to activate additional value-added services. Our automated service is available both by phone and on the Internet.

Subscriber management, billing and activation for contract subscriptions

      Each new customer undergoes a credit check. As a result of the credit analysis, we either activate a subscription after the payment of any outstanding claims or we require the customer to pay a deposit. Subscribers receive bills including both subscription charges and airtime. We maintain continuous supervision of customers with high usage as well as those involved in credit disputes. Outstanding claims are sent to external debt collecting agencies. We have developed and introduced an enhanced electronic invoicing service for customers both in the residential and business market. These enhanced solutions provide the customers in the business market with more billing options and easier handling of our electronic invoices.

Network

      We believe that a significant competitive advantage of our Norwegian operations historically has been our quality of service, both in terms of coverage and capacity in our mobile network. For example, in 2002 we delivered a 98.9% success rate in completing all calls in our digital network.

      We have taken several steps to improve the quality of our network and to expand the services we offer. In addition to our launch of higher speed mobile data transmission capability in November 1999, we enhanced our digital network with GPRS starting in February 2001. GPRS allows mobile phone users to run mobile Internet applications by permitting base stations to connect directly with the Internet.

      The infrastructure of a mobile communications network includes the following components:

•	a radio network comprised of base stations, which communicate by radio signal with mobile handsets, antenna systems and masts;

•	a switching network comprised of base station controllers, which control call set-up, signaling and maintenance functions, as well as the use of radio channels in one or more base stations, and other network management systems;

•	mobile switching centers, which control the switching network;

•	home location registers, which contain information about subscribers using the network and authorize network usage; and

•	cabling and other transmission devices connecting different components within the network.

      Most of the costs associated with radio networks relate to base station infrastructure. At December 31, 2002, we had approximately 6,100 digital radio transmission cells in Norway. In addition to usage for our own mobile services, many of our sites are also used for other purposes, including competitors’ networks and public mobile radio services.

      Ericsson and Nokia are our primary suppliers of radio network equipment. We purchase equipment from multiple sources to spread technology risk and retain influence over the development of new technology-related features. All of our radio base stations are connected via leased lines (cables or radio relay links) and are equipped with emergency back-up power.

      Our mobile switching systems have been designed to provide high levels of service, quality and reliability. The switching systems have redundant central systems and are monitored 24 hours a day. We keep network repair personnel on call at all times. We locate our switching centers in secure facilities with limited physical access.

UMTS Network

      The Norwegian regulatory authorities awarded us a UMTS license in November 2000. At December 31, 2002, the roll-out of our UMTS network complied with the license requirement that we cover approximately 1.5 million people with a minimum bit rate of 128 kbit/s. You should read “— Technology and services — UMTS (Universal Mobile Telecommunications System)” above and “Regulation — Regulatory Issues and Licensing (Norway) — Service licenses” for additional information on our UMTS license.

      Currently, the infrastructure of our UMTS network includes:

•	a radio network comprised of 250 Node B’s (base stations);

•	a core network and two RNCs (radio network controller, one from each vendor); and

•	two small test networks from each vendor to be used for testing of new software releases and services.

      Some GSM nodes, such as home location register and billing nodes, are utilized by UMTS. In the future, GSM and UMTS core nodes will be merged into one common core network.

Interconnection

      Existing regulations require us to provide interconnection, directly or indirectly, to our mobile communications network for calls to and from all domestic and international operators of public telephony. We have various agreements with other operators whose networks interconnect directly with ours through which we receive fees for terminating incoming calls and pay fees for calls from our network to other operators’ networks. The amount of these fees is based upon the network where the call terminates and our agreement with that network. Norwegian telecommunications regulations impose cost-oriented pricing requirements for traffic terminating on mobile networks of operators with significant market power in the national market for interconnection. We have been found to have such a position of significant market power. You should read “Regulation — Regulatory Issues and Licensing (Norway) — Cost and price regulation” for a discussion of these cost-oriented pricing requirements.

International roaming

      We have entered into international roaming agreements with a large number of telecommunications operators outside Norway, enabling our subscribers to make and receive calls while traveling outside our network area. These agreements also allow foreign network subscribers to use our network while visiting Norway.

      At December 31, 2002, we had international roaming agreements with 187 digital mobile telephony operators in 100 countries and territories, including digital mobile telephony operators in all European countries. We have also entered into roaming agreements with PCS 1900 providers in North and South America, allowing our customers to access foreign networks by using their own SIM cards and satellite compatible handsets.

      GPRS roaming is available in 13 countries, and high speed data roaming is available in 20 countries.

Competition

      Our main competitor in Norway is NetCom, the other GSM network operator in Norway, which is wholly-owned by TeliaSonera. In addition, there are still more than ten service providers operating in the Norwegian wireless market. We compete in the Norwegian market for mobile telephony primarily on the basis of price, quality of network service, quality of customer service and the range of advanced products and services. We believe that we have sustained a high market share in part by new market offers and by focusing on customer care.

      In November 2000, UMTS licenses for third generation mobile services were awarded to Telenor, Tele2 Norge AS, NetCom GSM AS and Broadband Mobile ASA (owned by Enitel and Sonera). In September 2001, the Norwegian regulatory authorities withdrew Broadband Mobile ASA’s license on the grounds the company was bankrupt. In September 2002, Tele2 entered into an MVNO roaming agreement with us to provide GSM and eventually UMTS services in Norway based on our networks. Consequently, in October 2002, Tele2 returned its UMTS license. The Ministry of Transportation and Communication intends to auction the two remaining UMTS licenses, and it is possible that the conditions under these licenses will be more favourable than under our and NetCom’s license.

Mobile Operations Outside Norway

Overview

      We have made a number of significant investments in mobile telecommunications companies outside Norway. As at December 31, 2002, we had subsidiaries in Hungary, Malaysia, Ukraine, Bangladesh and Sweden and we owned an interest in seven other international mobile operations. We had 10.0 million proportionate subscribers as of December 31, 2002, calculated on the basis of our ownership interests in each company.

      In accordance with our strategy of seeking to gain control of certain international mobile operations in order to maximize the synergies attainable by coordinating our efforts across a number of national markets:

•	In February 2002, we increased our ownership share in Pannon GSM, the second largest mobile operator in Hungary, from 25.78% to 100% and consolidated it as our subsidiary. We paid approximately NOK 8 billion for the additional shares.

•	In July 2002, we increased our ownership share in Kyivstar GSM, the leading mobile operator in Ukraine, from 45.42% to 61.9% and we consolidated the company, in which we now hold 54.2% of the shares from September 1, 2002, after agreeing to the sale of 7.7% of the shares to Storm and signing a voting agreement giving us control over the company. We paid approximately NOK 0.3 billion for the additional interest in Kyivstar.

You should read note 1 to our consolidated financial statements for additional information on the acquisitions of Pannon and Kyivstar.

      We expect that our international investments will benefit from the products, services and technical expertise which we have developed in our domestic operations. In general, we have been actively engaged in the management of each of our investments. In many cases, particularly where we have management control of the operation, we have seconded key managerial, technological and marketing personnel to our international companies. Our personnel assist the local management in achieving rapid network roll-out, good network quality and sound marketing strategies and attempt to transfer the skills we have developed in our operations.

      In September 2002, we entered into a framework agreement and two Mobile Virtual Network Operator (MVNO) roaming agreements with Tele2 allowing each of us to provide mobile telecommunication services based on the other’s respective GSM and UMTS networks in Norway and Sweden. Tele2 is the second largest GSM network operator in Sweden and has a service provider agreement with us in the Norwegian market. The MVNO roaming agreement for Sweden enhances our ability to deliver customized mobile services to the Swedish market and improved cross-border solutions to the business market in Norway and Sweden. We launched our GSM services as an MVNO in Sweden through our wholly-owned subsidiary Telenor Mobile Sverige AS under the djuice.se brand at the end of the first quarter of 2003.

      On December 17, 2002, we sold our 49% share in the Russian regional mobile operator Extel (Kaliningrad) to the wholly-owned subsidiary of our associated Russian company VimpelCom, VimpelCom-Region, for USD 10 million. The transaction will result in a financial gain for us of approximately NOK 40 million before tax.

      On January 31, 2003, we sold our 49% share in the Russian regional mobile operator StavTeleSot (Stavropol) to the wholly-owned subsidiary of our associated company VimpelCom, VimpelCom-Region, for USD 20.9 million. VimpelCom-Region now controls 90 % of StavTeleSot. The transaction will result in a financial gain for us of approximately NOK 65 million before tax.

      The following table provides an overview of the principal investments in our international portfolio during the periods and for the dates specified below.

							Telenor’s
		Mobile					Share of Net
		Telephony				Telenor’s	Income/(Loss)
		Penetration		Date of	Telenor’s	Ownership	After Tax(4)
		by Market	Date of	Initial	Investment(3)	Interest	Year ended
		December 31,	Commencement	Telenor	December 31,	December 31,	December 31,
Company	Market	2002(1)	of Operations(2)	Investment	2002	2002	2002

					(NOK in		(NOK in
					millions)		millions)
Subsidiaries
Pannon GSM(5)	Hungary	68%	March 1994	1993	8,606	100.00%
DiGi.Com	Malaysia	37%	May 1995	1999	5,483	61.00%
Kyivstar GSM	Ukraine	8%	October 1997	1998	1,342	54.21%
GrameenPhone(6)	Bangladesh	1%	March 1997	1997	183	46.41%
Telenor Mobile Sverige AS	Sweden	80%	June 2001	2001	181	100.00%
Associated companies and joint Ventures
TAC(7)	Thailand	29%	September 1991	2000	6,549	40.30%	35
Sonofon	Denmark	78%	July 1992	2000	14,205	53.50%	139
VimpelCom	Russia	12%	June 1994	1999	2,334	28.98%	314
Connect Austria	Austria	81%	October 1998	1997	1,653	17.45%	(7)
Cosmote	Greece	76%	April 1998	1997	407	18.00%	358
ProMonte GSM	Montenegro	69%	July 1996	1997	56	44.10%	58

(1)	Based on our and the local regulatory authorities’ estimates unless otherwise stated. This also applies to the market penetration information set forth in the other tables of this section “— Mobile Operations Outside Norway”.

(2)	Date company commenced operations to provide commercial mobile services.

(3)	Includes guarantees, capital contributions, loans and other advances.

(4)	Excluding amortization of excess values/ goodwill, as shown in note 16 to our consolidated financial statements for the Group.

(5)	Investment includes both our direct investment in Pannon GSM and our indirect investment through wholly-owned subsidiary, Telenor Hungary.

(6)	While our ownership interest is 46.4%, we hold a voting interest of 51%.

(7)	Our 40.3% ownership interest includes our direct ownership interest of 29.9% in TAC and our indirect interest held through our 24.9% shareholding in UCOM.

      We have performed an impairment test of the goodwill of our international mobile operations in accordance with generally accepted accounting principles in the fourth quarter of 2002. This resulted in write-downs of goodwill in the listed companies DiGi.Com and TAC of NOK 2.1 billion and NOK 0.9 billion, respectively, as a result of prolonged low publicly quoted share prices. The write-downs were based on the publicly quoted share prices at year-end, adjusted to reflect a control premium in the case of DiGi.Com. We also wrote down our investment in Sonofon by NOK 1.0 billion based on a prolonged decline in the values for mobile companies. Additionally, we deemed it appropriate to write down the value of our 20% interest in the Portuguese mobile company OniWay by NOK 0.3 billion to zero at year end.

      The following table provides information on the number of subscriptions of our international mobile operations for 2001 and 2002. The explanations in the notes to the table also apply to subscriber information set forth in the other tables of this section “— Mobile Operations Outside Norway” unless otherwise stated.

	Subscriptions
	(Total per company in thousands)

	December 31,

			% change
	2001	2002	2002/2001

Subsidiaries(1)
Pannon GSM	1,877	2,450	30.5%
DiGi.com	1,039	1,616	55.5%
Kyivstar GSM	1,095	1,856	69.5%
GrameenPhone	464	769	65.7%
Associated companies and joint ventures(2)
TAC	2,738	5,455	99.2%
Sonofon(3)	940	1,103	17.2%
VimpelCom(4)	2,112	5,153	144.2%
Connect Austria	1,301	1,348	3.6%
Cosmote	2,944	3,506	19.1%
Pro Monte GSM	159	177	11.1%

(1)	Subscriber figures based on three month churn for prepaid.

(2)	According to figures published by the companies unless otherwise stated.

(3)	Subscriber figures published by the Danish National Telecom Agency (excluding service providers and based on 6 months churn).

(4)	Figures as at December 31, 2002 are company estimates, including 100% of subscribers in regional joint ventures and based on 12-month pre-paid churn.

Consolidated Subsidiaries

Pannon GSM (Hungary)

      In February 2002, we increased our ownership interest in Pannon from 25.78% to 100%. Pannon is the second largest mobile operator in Hungary measured by number of subscribers. As of December 31, 2002, Pannon estimates that it had a market share of approximately 38.3%. At December 31, 2002, Westel Mobile is believed to have had a market share of 49.6%, while Vodafone is believed to have had a market share of 12.1%.

      The number of mobile telephone subscribers in Hungary has grown significantly over the past three years, from approximately 1.6 million subscribers at December 31, 1999 to 6.9 million subscribers at December 31, 2002. The majority of Pannon’s subscriber base subscribes to different prepaid tariff plans. In the future, Pannon expects its main subscriber growth to come from the prepaid consumer segment.

      Pannon currently offers prepaid and contract services, short messaging services, and international calls over Internet protocol and wireless application protocol. In September 2000, Pannon introduced Internet service provider, or ISP, services. Limited roaming for prepaid subscriptions was offered in late 2000 and Pannon launched GPRS in mid-2001 as the first operator in Hungary with national GPRS cover. Pannon also plans to participate in the UMTS license auction in Hungary if the conditions are favorable. However, it is not yet known when such an auction will take place.

      Pannon has made significant investments in establishing its brand name and positioning itself as a provider of high quality services, with up-to-date features, competitive pricing and good customer service.

      Pannon has designed and built its network and supporting information technology systems to take advantage of current digital technology and to provide high quality services on a nationwide basis in Hungary. Synchronized Digital Hierarchy (SDH) backbone rings have been rolled-out to improve the stability and quality of the network. Ongoing investments in the network are part of the plan to provide greater capacity in order to maintain a high quality network and expand the range of services.

      In addition to 42 regional service centres, Pannon sells its products through a nationwide network of dealers and outlets on an exclusive basis. The quality, number and location of the outlets are continuously evaluated as Pannon seeks to optimize its distribution profile for the market. Pannon also has a direct sales force, including dedicated salespersons responsible for major account sales.

      In October 2002, the Hungarian Communications Authority (HIF) designated Pannon as having significant market power (SMP) in the mobile market and in the national market for interconnection. Pannon filed a complaint against the portion of this decision relating to interconnection and the effectiveness of this decision has been suspended as a result of the decision being challenged before the Hungarian courts. Following an unfavorable decision by the court of first instance, the Municipal Court of Budapest, in February 2003, Pannon appealed to the Supreme Court. An operator qualifying as an SMP operator is under an obligation to meet various strict legal requirements, such as applying a certain cost model as basis for interconnection tariffs. If the designation of Pannon as an SMP operator in the national market for interconnection were to be upheld by the courts, Pannon’s mobile termination prices could be adversely affected.

      During 2002, in accordance with the chapter on universal service obligations in the Hungarian Telecom Law, Hungarian authorities established a Universal Service Fund (USF) with the aim to make fixed line offerings more affordable. Although at present support through the USF, as set out in the Telecoms Law, is limited to fixed line offerings, all fixed and mobile operators are required to contribute to the USF in proportion to their revenues. However, there is currently no official information about the amount Pannon will have to pay to the USF. Modifications to the present scheme are currently under discussion and are likely to affect the contributions from all operators to the USF.

      Pannon is involved in a legal dispute with Vivendi, the second largest fixed line operator in Hungary. Vivendi has argued for a reduction of fixed to mobile termination charges since the new Telecommunications Act was published in December 2001. In 2002, after unsuccessful negotiations on an interconnection agreement with Pannon, Vivendi filed a complaint with the Arbitration Committee of HIF (HDB), claiming that Pannon infringes the Telecommunications Act by setting interconnection charges that are not cost-oriented. In June 2002, HDB ruled that Pannon’s method of calculating termination charges are not in line with the provisions of the law, stating that interconnection charges should be determined on the basis of objective criteria, following the principle of equal treatment and transparency in a verifiable manner. Pannon has filed a complaint against this decision, and the dispute is now pending before the Hungarian Supreme Court.

      In February 2002, the Hungarian Competition Office (GVH) commenced an investigation against the Hungarian mobile operators, including Pannon, and the fixed line operator Matav relating to pricing mechanisms and market practice for call termination charges between 1998 and 2001. A report issued in connection with this investigation alleges that the Hungarian mobile operators abused their dominant position on the call termination market and formed a price cartel in respect of call termination charges. GVH has indicated that it may impose total fines in the region of 1.5 billion HUF upon Pannon. In November and December 2002, Pannon filed its comments on the report and contested the findings set forth therein before the Competition Authority, an independent body within the GVH. This action is still pending.

      In November 2002, the GVH published a sector inquiry report on the mobile market on pricing, call termination and market access between 1998 and 2001. In December 2002, Pannon filed a lawsuit against the GVH contesting the findings set forth in the report. Pannon’s claim was dismissed by the court of first instance, but Pannon has appealed.

      The following table sets forth certain operating data for Pannon.

	Year ended December 31,

	2000	2001	2002

Mobile subscriptions (period end, 000s):
Contract	505	556	540
Prepaid	635	1,321	1,910
Total	1,140	1,877	2,450
Number of short messages (millions)	174	359	761
Mobile traffic minutes, incoming and outgoing (billions)	1.9	2.6	2.9
Mobile telephony penetration in Hungary	30%	49.6%	68%

DiGi.Com (Malaysia)

      We hold a 61% ownership interest in DiGi.Com. Under current Malaysian law, we are required to reduce our ownership interest in DiGi.Com to below 50% by 2006. DiGi.Com is listed on the Kuala Lumpur Stock Exchange (KLSE). One of the KLSE’s listing requirements is that no less than 25% of DiGi.Com’s shares be publicly held, including by institutional investors. DiGi.Com currently does not comply with this requirement. However, DiGi.Com has been granted a waiver from complying with this requirement until June 30, 2003.

      DiGi.Com, with a market share of 19% as of December 2002, is one of five mobile operators in the Malaysian market and currently holds a public license for the operation and provision of GSM 1800 MHz digital mobile telecommunications networks and related services. Other operators include Celcom (GSM 900, E-TACS) with a market share of approximately 25%, Maxis (GSM 900) with a market share of approximately 34%, Telecom Malaysia (GSM 1800, D-AMPS, NMT 450) with a market share of approximately 15% and TIMECel (GSM 1800) with a market share of approximately 7%. However, since the second half of 2002, the mobile telecommunications industry in Malaysia has been consolidating: Telecom Malaysia’s mobile business is expected to merge with Celcom, while Maxis is in the process of acquiring TIMECel. This consolidation process is expected to be completed during the second quarter of 2003.

      Malaysian authorities solicited tenders for UMTS licenses in 2002 and issued two licenses for a fixed fee of MYR 50 million (USD 13 million) per license. Maxis and Telekom Malaysia were awarded the UMTS licenses and submitted detailed business plans and proposals in January 2003. Both license holders are required to offer network access to MVNOs. DiGi.Com intends to operate as an MVNO on one of the UMTS networks in addition to providing services over its existing GSM/ GPRS infrastructure.

      Malaysian authorities are currently considering various initiatives for ensuring nationwide population coverage by mobile operators, including the sharing of masts and national roaming requirements.

      DiGi.Com offers mobile voice, roaming and value-added services through prepaid and contract services. DiGi.Com is currently one of the leading operators in the prepaid segment, which is the fastest-growing segment in the Malaysian mobile market. With various valued-added services such as short messaging services and discount voucher logo, DiGi.Com’s prepaid services are perceived as advanced and trendy by the market. DiGi.Com launched the first and only prepaid international roaming service which further strengthens its “DiGi.Com prepaid plus” brand name. The company also offers different subscription plans to suit the various needs of its contract customers. It also provides a range of international carrier services, domestic fixed line services and Internet services.

      To reach its customers, DiGi.Com has established more than 20 DiGi.Com Centers and cooperates with a large number of dealers throughout Malaysia, in addition to offering efficient and innovative ways for customers to communicate with DiGi.Com customer service functions via phone or Internet.

      Seconded Telenor personnel are serving as chief operating officer, head of mobile, and managers and expert advisors in various departments of DiGi.Com.

      The following table sets forth certain operating data for DiGi.Com.

	Year ended December 31,

	2000	2001	2002

Mobile subscriptions (period end, 000s):
Contract	102	137	97
Prepaid	722	902	1,519
Total	824	1,039	1,616
Number of short messages (millions)	24	131	481
Mobile traffic minutes, incoming and outgoing (billions)	1.7	2.5	3.0
Mobile telephony penetration in Malaysia	18%	31%	37%

Kyivstar (Ukraine)

      We have a 54.2% ownership interest in Kyivstar GSM, the leading mobile operator in the Ukraine. Effective September 1, 2002, we consolidated Kyivstar as a subsidiary. The other shareholders in the company are Storm (40.1%), and Omega (5.7%).

      An affiliate of the Alfa Group, our partner in VimpelCom, became the main shareholder of Storm in July 2002. Also in July 2002, we acquired 16.5% of the shares in Kyivstar from Sputnik, increasing our ownership of Kyivstar share capital to 61.92%. However, at the beginning of September 2002, we entered into a share purchase agreement with Storm and completed the sale of 7.7% of Kyivstar’s share capital to Storm at the end of October 2002, reducing our ownership interest to 54.2%. Upon completion of the transaction, a voting rights agreement entered into by us and Storm and securing our management control of Kyivstar became effective. On the date of completion of the share sale, we also entered into an option agreement with Storm giving us the right to repurchase 2.3% of the share capital from Storm starting at the latest on the first anniversary of the option agreement.

      Kyivstar launched commercial operations under its GSM 900 license in October 1997 and under its GSM 1800 license in February 2001. Kyivstar additionally provides short text and voice messaging services. Kyivstar launched mobile Internet services based on wireless application protocol (WAP) in July 2000. In December 2001, Kyivstar introduced the content provider access (CPA) concept and in February 2002 Kyivstar launched GPRS. Kyivstar’s GSM network had geographical coverage of approximately 41% and population coverage of 60% as of December 31, 2002.

      As of December 31, 2002, Kyivstar estimates that it had a market share of approximately 49.6% in the Ukrainian mobile telecommunications market and it is now the market leader in the prepaid market, just ahead of UMC. The company had approximately 1.9 million subscribers at December 31, 2002, of which 79% were prepaid. Kyivstar expects growth, especially in the prepaid segment, in the years to come. Kyivstar’s main competitor, UMC, is expected to be acquired by Mobile TeleSystems (MTS), VimpelCom’s main competitor in Russia. Kyivstar has invested significant resources in establishing a strong brand name and has succeeded with its “Ace and Base” prepaid products.

      Telenor personnel have been seconded to Kyivstar to serve as chief operating officer, marketing director, technical director, financial director and distribution expert.

      During fall 2002, Kyivstar raised USD 100 million in the international Eurobond markets. The bond is part of a program to refinance the company’s existing loans and provide capital for new growth. The proceeds from the Eurobond were used to repay Kyivstar’s debt under certain vendor financing arrangements. In March 2003, Kyivstar completed an additional Eurobond issue of USD 60 million.

      In February 2003, the Ukrainian parliament passed an amendment to the current telecommunications law, which will enter into force six months after having been signed by the Ukrainian president, prohibiting operators from charging customers for incoming calls. Removing charges on incoming calls is expected to have a significant adverse effect on mobile operators in Ukraine unless a “calling party pays” (CPP) interconnection regime between the mobile and fixed line telecommunications operators is simultaneously introduced. However, a new draft law on telecommunications, which aims to bring Ukrainian law more in line with EU/ WTO requirements, is currently being discussed in parliament and certain of its provisions would permit mobile operators to charge subscribers for incoming calls, provided that this is set forth in the subscription agreements. If adopted by parliament, the law would supersede the recent amendment to the current telecommunications law. Under these circumstances, it is difficult to evaluate the impact of these legislative developments on Kyivstar.

      The following table sets forth certain operating data for Kyivstar.

	Year ended December 31,(1)

	2000	2001	2002

Mobile subscriptions (period end, 000s):
Contract	123	401	384
Prepaid	179	694	1,472
Total	302	1,095	1,856
Number of short text messages (millions)	—	—	196
Mobile traffic minutes, incoming and outgoing (billions)	—	—	0.8
Mobile telephony penetration in Ukraine	1.7%	4.7%	7.8%

(1)	Figures are based on management estimates.

GrameenPhone (Bangladesh)

      At December 31, 2002, we held a 46.4% ownership interest and a 51% voting interest in GrameenPhone. Other investors include Grameen Telecom (31.9%), Marubeni Corporation (8.6%), Gonofone Development Corp. USA (4.1%) and a syndicate of three banks (9%). On December 26, 2001, one of the three banks exercised its put option for 3% of the total shares in GrameenPhone outstanding. In accordance with agreements between the shareholders, we are required to purchase a 51%-share of the put option shares. However, the price for such shares has not yet been determined.

      As of December 31, 2002, GrameenPhone estimates that it had a market share of approximately 69%. Besides GrameenPhone there are three other mobile operators in Bangladesh: Sheba (with a market share of approximately 4%), Aktel (with a market share of approximately 14%) and Citycell (with a market share of approximately 13%).

      GrameenPhone offers contract and prepaid services as well as value-added services, including short text and voice messaging services. GrameenPhone services are perceived as the most advanced and up-to-date features, for example through the launch of the Wireless Application Protocol (WAP) in 2001. Additionally, GrameenPhone is the only operator in Bangladesh to offer nationwide coverage. We believe that the “GrameenPhone” brand has been established as a best quality brand.

      GrameenPhone sells its services through a nationwide network of independent dealers, wholesalers and retailers. GrameenPhone also establishes strong relationship with leading dealers and wholesalers based on exclusive arrangement. To service its customers, GrameenPhone has established customer service centers through a corporate direct sales unit and through six sales and info centers.

      Seconded Telenor personnel are currently serving as managing director, technical director, and managers/experts in various departments of GrameenPhone.

      The following table sets forth certain operating data for GrameenPhone.

	Year ended December 31,

	2000	2001	2002

Mobile subscriptions (period end, 000s):
Contract	142	185	206
Prepaid	49	279	563
Total	191	464	769
Number of short messages (millions)	0.7	3.2	33.1
Mobile traffic minutes, incoming and outgoing (billions)	0.4	0.7	2.2
Mobile telephony penetration in Bangladesh	0.2%	0.5%	0.8%

Telenor Mobile Sverige AS (Sweden)

      In September 2002, we entered into a framework agreement and two MVNO roaming agreements with Tele2 allowing each of us to provide mobile telecommunications services based on the other’s respective GSM and UMTS networks in Norway and Sweden. The agreements have a duration of five years. We launched GSM services as an MVNO in Sweden through our wholly-owned subsidiary Telenor Mobile Sverige AS at the end of the first quarter 2003.

      We have been operating in the Swedish mobile market as a service provider through an agreement with Europolitan AB (Vodafone SE) under the djuice.se brand since 2001. As of December 31, 2002, djuice.se had approximately 54,000 subscribers under the service provider agreement with Europolitan. This represented approximately 50% of the subscribers serviced by service providers in Sweden.

      The Swedish mobile market is a mature market with a penetration rate of more than 80%. The three network operators TeliaSonera, Europolitan (Vodafone SE) and Tele2 have a total market share of 98%. SweFour became the fourth company to win a GSM licence in May 2002, but it only intends to operate as a provider of network capacity to operators and companies rather than servicing end users. The Swedish UMTS licences were awarded in December 2000 to Tele2, Europolitan (Vodafone SE), Orange Sweden and Hi3G Access.

Associated Companies and Joint Ventures

Total Access Communication PCL and United Communication Industry PCL (Thailand)

      In 2000, we acquired 29.9% of Total Access Communication PCL (TAC) and 24.9% of its former parent company, United Communication Industry PCL (UCOM), giving us a combined direct and indirect ownership interest in TAC of 40.3%.

      TAC is Thailand’s second largest mobile operator and its shares are listed on the Singapore Stock Exchange. UCOM is a major Thai telecommunications group and its shares are listed on the Thailand Stock Exchange. UCOM owns 41.6% of TAC.

      At December 31, 2002, TAC had 5.5 million mobile subscribers, up from 2.7 million mobile subscribers at December 31, 2001. Of TAC’s 5.5 million subscribers, 77% are prepaid subscribers. TAC estimates its market share in Thailand as of December 31, 2002 to be approximately 31%.

      The market leader in Thailand, AIS, also owns 97.5% of the fourth largest operator in Thailand, DPC. At December 31, 2002, we estimate that the combined market share of AIS and DPC was 61%. The third largest operator is TA Orange and we estimate that its market share at December 31, 2002 was 8%. On December 1, 2002, Thai Mobile commenced to operate as the fifth mobile operator in Thailand. A sixth mobile operator, Hutch, announced its commercial launch on February 28, 2003. Thai authorities have not yet announced any plans for the issuance of UMTS licenses.

      TAC offers mobile voice, roaming and value-added services to its customers through contract and prepaid tariff plans. TAC launched its mobile Internet services based on wireless application protocol in 2001. At December 31, 2002, TAC was the only operator in Thailand to offer GPRS services to both post- and prepaid subscriptions on a nationwide basis.

      TAC sells its services through a network of its own shops, independent dealers and non-telecom dealers. TAC Shop, which totalled 417 outlets at the end of 2002, is a mainly franchise-based network of exclusive dealers, with 11 outlets wholly-owned by TAC.

      Telenor personnel have been seconded to TAC to serve as co-chief executive officer, chief financial officer, deputy chief financial officer and deputy chief technical officer.

      The UCOM group is divided into three business units: distribution of telecommunications equipment, installation and maintenance of telecommunications equipment and broadband datacom services for the corporate market.

      All private telecommunications operators in Thailand operate on a “build, transfer and operate” (BTO) basis. Under this structure, the concessionaire, that is, the operator, must build out the telecommunication infrastructure and transfer the ownership of the infrastructure to the government in return for being granted the right to operate the system for a set period of time and pay a concession fee. Operators operate under a “sender keeps all” regime since no interconnection regime is in place. The exception to this rule is that concessionaries of the Communications Authority of Thailand (CAT), such as TAC, must compensate the Telephone Organization of Thailand (TOT) for the use of its fixed network. Concessionaries of TOT, however, do not pay access charges to TOT. The establishment of a new interconnection regime, as provided for in the new Telecommunications Business Act, is currently being discussed.

      Under the new Telecommunications Business Act (2001), any company wishing to operate a telecommunications business is required to obtain a license from the National Telecommunication Commission. The government has officially stated its intention to convert concessions into licenses. Several frameworks for conversions have been proposed, but no proposal has been adopted yet. The Telecommunications Business Act also limits foreign investments in public telecommunications companies to 25% of the total issued share capital, down from the previous 49%. The cabinet has approved a proposed amendment to the Act to increase the foreign ownership limit back to the original 49%, but no legislative amendment has been adopted yet. The foreign ownership limitation would apply automatically once TAC’s concession is converted into a license. However, the Thai regulatory authorities may also decide to apply this limitation to concessionaires. The announced amending legislation to increase the percentage to 49% has not yet been passed, although it has already been tabled in parliament.

Sonofon (Denmark)

      We have a 53.5% interest in Sonofon Holding A/ S, which is the second largest mobile operator in Denmark measured by number of subscribers. Our joint venture partner, BellSouth, holds the remaining interest in Sonofon. Operational and financial control of Sonofon is shared with BellSouth. Consequently, we account for our interest in Sonofon as a joint venture applying the equity method.

      At December 31, 2002, Sonofon had a 26% market share in Denmark based on number of subscriptions and excluding subscriptions of service providers based on the 12-month churn on prepaid as officially defined by the Danish National Telecom Agency.

      In addition to Sonofon, there are three other GSM network operators in Denmark: TDC Mobile (market share of 39%), Telia DK (with a market share of 10%) and Orange DK (with a market share of 12%). In 1999, Debitel Danmark began operations as the first service provider in the market and additional service providers entered the market in 2000 without any significant impact. In 2001, two service providers called CBB (previously named Club Blah Blah) and Telmore entered the Danish market focusing on the prepaid market. New entrants had no significant impact in 2002.

      Sonofon has since its commercial launch of GSM services in 1992 positioned itself as an innovative and quality operator within all segments, focusing its products and services on simplicity and user friendliness, including various services such as WAP and mCommerce. In addition to its core business of mobile telephony, Sonofon offers fixed-network telephony, data services and Internet access primarily to the business segment and mainly based on Fixed Wireless Access (FWA) technology. Sonofon also provides wholesale mobile network services to service providers, in particular Debitel Danmark and CBB.

      As of December 31, 2002, Sonofon marketed and distributed its mobile telephone services and equipment through approximately 4,000 points of sale, including 81 wholly-owned outlets named Sonofon Partner.

      Sonofon holds no UMTS licenses, as it did not submit a tender in connection with the auction. The four UMTS license holders TDC Mobile, Orange DK, Telia DK and Hi3G are expected to launch commercial services on UMTS infrastructure in accordance with license conditions set by the Danish regulatory authorities. Sonofon intends to pursue cooperation with one of the existing license holders in order to offer UMTS products and services to its existing and new customers. However, the nature of the cooperation and timing of an agreement is uncertain.

      As a member of the EU, Denmark has implemented the EU telecommunications framework. The new EU directives on communications are expected to be implemented into Danish legislation during the first half of 2003. For more information on the new EU framework, you should read “Regulation — EU Regulation — The new EU Directives”.

      Sonofon has been designated as an operator with significant market power (SMP) in the market for mobile communications services. As an SMP operator, Sonofon is obliged to meet all reasonable requests for establishing or modifying interconnection agreements on transparent, objective and non-discriminatory terms. Furthermore, such agreements shall be made publicly available. Only providers with significant market power in the national market for interconnection (fixed and mobile), that is, currently only TDC, are subject to requirements for cost-based interconnection charges.

      The Danish National Telecom Agency (NTA) recently dismissed a claim made by SONG Networks against Sonofon seeking to obtain special interconnection charges. However, the Danish Competition Office is expected to review the issue of possible cross-subsides between wholesale and retail sectors for the provision of services to the business segment as a result of the claim by SONG Networks.

      The following table sets forth certain operating data for Sonofon.

	Year ended December 31,

	2000	2001	2002

Mobile subscriptions (period end, 000s):
Contract	630	746	855
Prepaid	247	195	248
Total(1)	875	940	1,103
Subscriptions through service providers	91	97	155
Number of short text messages (millions)	243	500	620
Mobile traffic minutes, incoming and outgoing (billions)	1.65	1.86	1,985
Fixed-line customers (000s)	186	320	495
Mobile telephony penetration in Denmark(2)	66%	74%	78%

(1)	Subscriber figures published by the Danish National Telecom Agency (excluding service providers and based on 12-month prepaid churn).

(2)	European Mobile Communications estimate.

VimpelCom (Russia)

      We initially invested in the Russian mobile operator VimpelCom in 1999 and today we own 28.98% of the common shares and 25% plus 13 shares of the voting interest in the company. VimpelCom was the first Russian company to be listed on the New York Stock Exchange. Eco-Telecom, part of the Russian Alfa-group, is our partner in VimpelCom and it participates in developing VimpelCom as a national operator. The company’s mobile activities outside Moscow city are operated through VimpelCom’s subsidiary VimpelCom-Region (VIP-R).

      The two major holders of common stock in VimpelCom as of December 31, 2002, were:

	Economic ownership	Voting ownership

Eco Telecom Ltd., a part of the Russian Alfa Group	13.05%	25% + 2 shares
Telenor through Telenor East Invest AS	28.98%	25% + 13 shares

      As of December 31, 2002, 55.64% of VimpelCom’s outstanding common stock was owned by ADR holders and 2.33% by others.

      The mobile penetration in Russia as of December 31, 2002 reached 12.4%. As at December 31, 2002, VimpelCom held a market share of 28.0% in terms of subscribers, with a subscriber base of 5.15 million subscribers. The company’s number of subscribers increased by approximately 3.0 million during 2002. VimpelCom has GSM licenses covering a population of 137 million and six out of seven Russian regions. VimpelCom operates under the brand name “Bee-Line”. Bee-Line is among the most recognized brand names in Russia.

      In April 2002, VimpelCom successfully launched a three-year Eurobond loan of USD 250 million.

      The Moscow market. VimpelCom currently is the market leader in Moscow with 3.71 million subscribers and a 52% market share. Penetration in Moscow was 47.4% as of December 31, 2002. VimpelCom’s main competitors in Moscow are Mobile TeleSystems (MTS) and Megafon with a market share of 43% and 5%, respectively.

      VimpelCom operates the Digital Advanced Mobile Phone Services (D-AMPS) as well as a GSM 900/1800 network in Moscow, targeting both business and mass-market consumers. The company currently offers GSM contract and prepaid voice services, WAP and GPRS services, short text messaging, data and fax transmission, electronic mail, conference calls, games and other infotainment services. Electronic messaging is also available from the company’s Internet portal “BeeOnline”.

      In addition to 31 VimpelCom mobile sales offices, VimpelCom distributes its products through 79 independent dealers and 3,078 points of sale in addition to a dedicated sales force that focuses on sales to corporate subscribers. As of December 31, 2002, prepaid scratch cards could be purchased at 6,000 locations. Retail distribution channels for prepaid includes large chains of electronics stores and other consumer retail stores.

      The regions outside Moscow. VIP-R was formed to concentrate on the development of VimpelCom’s regional GSM license portfolio. In November 2002, Alfa Group and Telenor invested USD 58.5 million each into VIP-R. Following this investment, VimpelCom’s ownership interest in VIP-R is approximately 65%, while Telenor and Alfa Group hold approximately a 17.5% ownership interest each. VIP-R is still in the roll-out stage in the major cities outside Moscow. At December 31, 2002, VIP-R had established operations in 39 of a total of 72 licensed areas. The total number of licensed areas in Russia is 89. Estimated subscriber base as of December 31, 2002 was approximately 1.44 million subscribers. Penetration in the regions has reached 8%. As in Moscow, the main competitors in the regions are MTS and Megafon, holding a market share of 32% and 24%, respectively.

      VIP-R offers several AMPS services and GSM prepaid voice services, short messaging, electronic mail and infotainment services and it recently launched contract services in a few regions. VIP-R distributes the products through regional sales offices as well as independent dealers, wholesalers and retail stores.

      In July 2002, VIP-R purchased a controlling stake (77.6%) in Orensot in the Urals region. On September 12, 2002, VimpelCom was granted a GSM 1800 license for the North West region, including St. Petersburg. In October 2002, VimpelCom also acquired an additional 1% interest in Beeline Samara, giving it a controlling interest (51%) in the company. On December 17, 2002, VIP-R acquired 100% of the shares of Extel, a Kaliningrad-based GSM operator located in the North West region in which Telenor held an ownership interest. On December 24, 2002, VIP-R completed the acquisition of Vostok-Zapad Telecom, a company holding a GSM license for the Ural super region. On January 31, 2003, VIP-R acquired 90% of StavTelesot, a company in which Telenor held an ownership interest and which holds a GSM license for the Stavropol region.

      Seconded Telenor personnel are currently serving with VimpelCom as president and chief executive officer and in certain other managerial positions.

      On December 19, 2002, VimpelCom was awarded “The Best Corporate Governance — 2002 in Russia” by the Association for the Protection of Investor Rights.

      A proposal for a new telecommunications law is being discussed in the Duma, the legislative assembly in Russia. The proposal would introduce an obligation on the part of operators to pay a fee for universal services based on each operator’s revenues. Although revisions to the draft law are expected, it is anticipated that the revised draft law will also provide for this obligation. At present, no deadlines have been set for the approval of the new draft law.

      The following table sets forth certain key figures for VimpelCom:

	Year ended December 31,

	2000	2001	2002

Mobile subscriptions (period end, 000s)(1):	834	2,112	5,153
Mobile telephony penetration in Russia	2.4%	5.6%	12.4%

(1)	Figures based on 6 months churn.

Connect Austria (Austria)

      We have a 17.45% ownership interest in Connect Austria, one of the four currently operating mobile operators in the Austrian market. Connect Austria is a joint venture among E.ON (50.1%), Orange (17.45%), TeleDanmark (15%) and Telenor.

      As of December 31, 2002, Connect Austria had a customer base of 1.35 million subscribers and an estimated market share of 20.5%. The penetration rate in the Austrian mobile telecommunications market was 81%. Connect Austria offers a full range of mobile services including prepaid, voice mail, short messaging services, high-speed data transmission and wireless application protocol services. GPRS was launched in 2002.

      In November 2000, Connect Austria acquired a UMTS license. Commercial launch of UMTS is expected to occur during the second half of 2003 depending on availability of handsets.

Cosmote (Greece)

      As of December 31, 2002, we held an 18% ownership interest in Cosmote. On May 6, 2003, we completed the sale of 9% of the share capital of Cosmote for a purchase price of NOK 2.1 billion resulting in a gain before taxes of approximately NOK 1.5 billion. The company had a market share of approximately 38% as of December 31, 2002. Cosmote is the largest provider of mobile telecommunications services in Greece based on total number of customers and has the largest number of postpaid customers. Cosmote offers a full range of mobile services, including prepaid subscriptions, voicemail, short messaging and data services. Cosmote was awarded a UMTS license in July 2001. The commercial operation of UMTS services is expected to commence in 2003.

      Cosmote shares are traded on the London and Athens stock exchanges. The principal shareholders in Cosmote are OTE (58.98%), Telenor (18%) and WR Com Enterprises Ltd (Cyprus) (7.27%).

ProMonte GSM (Montenegro)

      We indirectly hold a 44.1% ownership interest in ProMonte GSM, a mobile operator in Montenegro, through our 44.1% interest in ETL Luxembourg, which holds 100% of ProMonte GSM. ProMonte GSM commenced providing basic mobile telephony services in July 1996 and launched prepaid services at the end of June 2000.

OniWay (Portugal)

      We have a 20% interest in OniWay in Portugal, which was awarded a UMTS license in December 2000. Our main partners in OniWay are Oni SGPS (68%) and Iberdrola (8%). Our share of investments in OniWay was €68 million (NOK 535 million) which was used to fund operations. The initial plan to launch UMTS services was abandoned due to significant uncertainty as to the profitability of these services and disagreement about the company’s strategy among the shareholders. In November 2002, Oni SGPS signed an agreement with the three existing mobile network operators in Portugal to sell certain of its assets and to transfer its license to them. We and Iberdrola voted against this agreement at the general meeting of the shareholders of OniWay because we did not receive adequate information about the terms of this agreement and because such agreement appeared unattractive for foreign shareholders. On January 15, 2003, Telenor and Iberdrola also commenced legal proceedings against Oni SGPS to get full access to the agreement and to have the resolution approving such agreement passed at the general meeting of the shareholders declared null and void. We have no further obligations to fund the company and we have written off all of our investment in OniWay.

TELENOR NETWORKS

      Through our Telenor Networks business area, we are the leading provider of fixed network telecommunications services in Norway. We provide telecom solutions to the residential and business markets, including analog and digital fixed line telephony services, value-added services and leased lines. We also provide telecom solutions to the wholesale market, including interconnection to our networks and domestic and international transit and capacity services.

Overview and Background

•	Residential market. We provide traditional analog voice telephony services, and digital fixed telephony service, commonly known as integrated services digital network (ISDN), At December 31, 2002, we had approximately 1,210,000 analog and 500,000 ISDN access subscriptions in the residential market.

•	Business market. We provide traditional analog and ISDN services, and leased lines service, to businesses in Norway, including public sector entities. At December 31, 2002, we had approximately 257,000 analog and 297,000 ISDN access subscriptions in this market.

•	Wholesale market. We provide a range of interconnection and capacity services, including leased lines, in the Norwegian market, allowing other network operators, Internet service providers and other service providers to connect to our network or use our infrastructure in order to facilitate their own service offering. We provide international operators with transit and capacity services for international voice and data traffic into or through Norway. We also provide asynchronous digital subscriber lines (ADSL), which in 2002 were marketed by Telenor Plus, Telenor Business Solutions and third party providers to their respective retail customers.

      Measured by the percentage of traffic minutes carried over our network, our market share of traffic was 62% in the residential market and 71% in the business market during 2002. These market shares do not take into account traffic carried over other operators’ own access infrastructure.

      Over the past several years, we have made changes in our prices in order to meet increased competition and regulatory requirements. We have rebalanced our tariffs by reducing call tariffs and increasing monthly subscription fees, in order to align our prices more closely with the costs of providing the service. Our tariffs are currently at a level that is among the lowest in the OECD countries. The amount of traffic carried on our network has decreased during 2002. Traffic minutes in our residential market decreased by 14.5% and by 11.9% in our business market in 2002 compared to 2001. The total volume of traffic minutes in our network, including traffic generated by other operators, decreased in total 8.5% in 2002 compared to 2001. The decrease in traffic minutes was due primarily to the migration to mobile traffic and transition to ADSL.

      The usage of the Internet and other data applications has led to increased demand for access channels with higher capacity, or bandwidth, allowing data to be transmitted at higher speeds. A basic rate ISDN line provides a capacity of 128 Kbps. Our network has one of the highest penetration rates of ISDN lines in the world, with over 98% of our local access lines able to accommodate an ISDN line and 35% of our access subscribers using an ISDN line at December 31, 2002.

      ADSL provides broadband capacity, which means that data can be transmitted at much greater speeds than analog or ISDN lines over the existing installed copper line without interfering with the normal voice telephone connection. Telenor Networks currently provides ADSL lines, with a capacity of up to 2,048 Kbps for data transmitted to the subscriber and up to 448 Kbps for data transmitted from the subscriber. Unlike analog and ISDN, ADSL traffic is not measured by network minutes. As at December 31, 2002, 58% of our local access lines were able to accommodate an ADSL line.

Access

      The following table sets forth information regarding our analog (PSTN) and digital (ISDN) access lines and channels, including courtesy and service lines as well as payphones, as of December 31, 2000, 2001 and 2002.

	As of December 31,

	2000	2001	2002

	(in thousands, except
	percentages)
Analog (PSTN) lines:
Residential customers	1,343	1,253	1,210
Business customers	337	292	257
Total analog lines	1,680	1,545	1,467
Digital (ISDN) lines:
Basic access lines(1):
Residential customers	434	489	500
Business customers	262	269	297
Total basic access lines	696	758	797
Primary access lines	7	7	8
Digital (ISDN) access channels	1,590	1,766	1,828
Analog lines(2)	38%	34%	32%
Digital (ISDN) channels(2)	36%	39%	40%
Total penetration rate(2)	73%	73%	72%

(1)	A basic digital (ISDN) line provides two access channels and a primary digital (ISDN) line provides 12 to 30 access channels.

(2)	Number of lines or channels as a percentage of the population of Norway. Figures may not add due to rounding.

      Approximately 395,000 access lines had carrier pre-selection with another carrier at December 31, 2002, compared to approximately 414,000 access lines at December 31, 2001. We provided a total of 3.3 million fixed line access channels by December 31, 2002.

      The number of access customers at December 31, 2002 included approximately 220,000 residents of housing cooperatives, for which we provide service at special discounts through long-term agreements entered into with the housing cooperatives.

Residential Market

      We are the leading provider of telecommunications services to the residential market in Norway. As of December 31, 2002, we had approximately 1.7 million residential customers.

Services

      Our principal services in the residential market in Norway are analog access lines, ISDN access lines and a broad range of value-added services.

      Analog. We offer analog access service, which involves providing connections via copper wire between a customer’s premises and our fixed network for the provision of basic voice, facsimile and dial-up Internet services. Each analog access line provides a single telecommunications channel. Analog is the main access line for the residential market. Under the universal service obligation in our fixed telephony license, we are required to make analog services accessible at an affordable price for all households and enterprises in Norway.

      ISDN. We also offer ISDN access. ISDN allows a single copper wire access line to be used for a number of purposes simultaneously, including voice, data and facsimile transmission. ISDN also provides a higher quality connection with faster transmission of signals and increases the bandwidth capacity. Basic rate ISDN, known as ISDN basic rate access, provides two digital channels. Customers install their own ISDN lines on a “plug & play” basis or by ordering installation.

      Approximately 29% of our residential access customers subscribed to an ISDN line at December 31, 2002. At December 31, 2002, Norway had one of the highest ISDN penetration rates in the world, according to Jupiter Strategic Planning Services. In 2002, we sold over 55,000 new ISDN subscriptions. Due to the offering of unbundled access wholesale products (effective January 1, 2003), we expect a moderate decrease in the number of end user subscriptions.

      Value-added services. We offer a broad range of value-added services on a subscription or usage basis. Our subscription-based services, for which we charge a monthly fee, include caller identification, call waiting, voice mail and remote call diversion. Our usage-based services, for which we charge a per-minute fee, include a “call back when occupied” service, three-party conference calling and international calling card service.

Fees and tariffs

      During 2002, we have increased access charges to further adapt pricing to underlying costs. At present, installation fee for ISDN service depends on whether the ISDN line is already installed or not. Call tariffs are kept stable at a level which we view to be competitive. At December 31, 2002, we offered various discounts with our Familie & Venner (family and friends) programs.

Traffic

      The following table sets forth information on minutes of traffic generated by residential analog and ISDN subscribers for each year in the three-year period ended December 31, 2002. The migration to ADSL decreases traffic minutes as the use of ADSL is measured in capacity and not in minutes.

	Year ended December 31,			Increase (decrease)

	2000	2001	2002	2001/2000	2002/2001

				%	%
Traffic (millions of minutes):
National calls, excluding Internet traffic	7,400	6,478	5,835	(12.5)	(9.9)
Internet traffic	4,066	3,544	2,403	(12.8)	(32.2)
Calls to mobile phones	779	836	889	7.3	6.3
International	217	221	225	1.8	1.8
Other	395	409	472	3.5	15.4

Total	12,857	11,489	9,824	(10.6)	(14.5)

Market share (based on minutes):
Total residential(1)	77%	66%	62%	—	—

(1)	Average during the year.

Business Market

      We are the leading provider of telecommunications services to the business market in Norway. Our objective is to provide our business customers with innovative communications services. Similar to our objectives in the residential market, we are seeking to develop and manage long-term customer relationships with our business customers.

Services

      Basic network services. The principal services offered to our business customers are basic network services. These include analog, ISDN basic rate access and ISDN primary rate access, a more advanced line that provides 12 to 30 access channels. As of December 31, 2002, we had approximately 562,000 telephone subscriptions in the business market and 54% of our business customers have an ISDN connection. We offer three levels of businesses discounts from the basic traffic charges. The discounts are based on the volume of traffic.

      Leased Lines. We also provide leased lines to businesses throughout Norway. Under the universal service obligation in our fixed telephony license, we must offer leased lines with a capacity of 64 Kbps and 2 Mbps on equal terms to all players in the market. Demand for capacity has generally increased as customers are migrating from analog lines to digital lines and to higher capacity lines. The number of leased lines has however decreased as customers are migrating to ADSL.

Traffic

      The following table sets forth information on minutes of traffic generated by analog and ISDN subscribers in the business market for each year in the three-year period ended December 31, 2002. The migration of Internet traffic from analog and ISDN to ADSL leads to lower measured traffic minutes because ADSL is measured in capacity.

	Year ended December 31,			Increase (decrease)

	2000	2001	2002	2001/2000	2002/2001

				%	%
Traffic (millions of minutes):
National calls, excluding Internet traffic	4,212	4,089	3,622	(2.9)	(11.4)
Internet traffic	1,601	1,430	1,080	(10.7)	(24.5)
Calls to mobile phones	516	576	610	11.6	11.6
International	170	161	153	(5.3)	(5.0)
Other	204	215	238	5.4	10.7)

Total	6,703	6,471	5,703	(3.5)	(11.9)

Market share (based on minutes):
Total business(1)	82%	74%	71%	—	—

(1)	Average during the year.

Distribution and marketing

      We distribute our products and services in our business market segment through a variety of channels. These include our key account managers and our direct sales force for our larger business customers. Our internal direct sales force dedicated to our large corporate customer segment. In addition to our sales force, we use a number of independent agents for distributing our services to medium and smaller business customers. We have also initiated a strategic program to improve our customer relationship management capabilities in this market segment.

Wholesale Market

Domestic wholesale

      In Norway, we provide interconnection services consisting of call termination, call transit and call origination, on both a carrier select and carrier pre-select basis. We are required to price our services on a cost-related basis. A significant amount of interconnection traffic is generated by the use of the Internet. To capture this traffic and secure Internet service providers as customers, we have introduced interconnection services targeted to these providers in the form of special network access. Our objective is to develop these services to maintain a leading position as a supplier of interconnection to Internet service providers.

      On April 1, 2001, we introduced local loop unbundling to other telecom suppliers as required by regulation. Local loop access provides operators with access to our copper access network. From October 2001, we delivered shared access to the local loop. Through shared access, operators can provide end users with broadband. We have also launched ADSL in the wholesale market. ADSL will allow Internet service providers and other service providers to use this access to provide ADSL-based products and offerings without having to install any sort of technical devices in connection with the copper pairs.

      We also provide access to intelligent network services allowing service providers to offer value-added services hosted on our network. The intelligent network services allow sophisticated routing of calls depending on the time of the call, the area of origination, and menu of selection.

      We launched switchless resale voice services early in 2001. These services are designed to allow resellers to offer their own services in the market, but through our network. Potential customers are virtual operators/resellers. As required by regulation we provide telephony access (PSTN and ISDN) on a wholesale basis to other operators as from December 2002.

      We offer interconnection services in Norway through 11 regional areas, which are divided into a total of 23 local areas.

      The following table sets forth our principal interconnection prices, excluding value-added tax, as of December 31, 2002.

		Traffic Tariff
	Call	per Minute
	Initiation
	Fee	Peak	Off-peak

	(NOK)
Termination:
Within local area	0.054	0.041	0.029
Within regional area	0.059	0.050	0.035
Outside regional area	0.074	0.063	0.049
Transit:
Within regional area	0.015	0.020	0.020
Outside regional area	0.015	0.040	0.040
Carrier selection:
Within local area	0.054	0.041	0.029
Within regional area	0.059	0.050	0.035
Outside regional area	0.074	0.063	0.049

International wholesale — Telenor Global Services

      We provide a broad range of services in the international wholesale market, including broadband capacity and worldwide traffic. Our objective is to be the leading supplier of voice and capacity services to and from Norway and a successful niche player in the wholesale traffic market in Europe.

      International direct dialing. We offer inbound call termination for international traffic terminating in our network. We receive payments from other carriers under a system of settlement arrangements. This business also purchases termination services from foreign carriers for outbound international traffic originating in our networks. We also provide wholesale services for traffic that is transited through our network, both switched traffic that is subject to the international settlement arrangements system and non-traditional transit traffic sold in the carrier-to-carrier market. Our wholesale voice traffic services utilize state-of-the-art traffic management systems.

      Roaming. Telenor Global Services offers complete international roaming solution that integrates IP connectivity with traditional voice services. Our roaming GSM service is global with more than

220 international roaming partners through one single access line. The roaming GRX connects mobile networks via high-security and cost-efficient IP network. Telenor is a registered GRX provider in the GSM Association.

      Leased capacity services. We offer leased capacity services, which provide fixed and dedicated connections. Leased lines are available in both analog and digital interfaces and with different capacities. We deliver these services within Norway through our own telecom network and in most other countries in the world in cooperation with reputable operators. These services are well suited to users that generate a higher volume of traffic between fixed locations, for instance, connections between different LANs or PBXs. Leased lines are also a basic element in the production of other services such as mobile phone and point of sale terminals.

Competition

      The market for national carrier services has gone through a period of consolidation. As a result of Enitel’s bankruptcy in 2001, the number of operators with national coverage has been reduced from three to two, leaving BaneTele as the main competitor to Telenor.

      In the residential market, our main competitor in the area of fixed telephony and dial-up Internet is Tele2, which offers services based on carrier pre-selection. Dial-up Internet is also provided by several smaller ISPs, such as Tiscali, Sense and Powertech. Our market share in fixed telephony and dial-up Internet has stabilized over the last two years. The competition in fixed telephony may increase as a result of regulatory authorities requiring us to offer unbundled telephony access from January 1, 2003. The migration from dial-up to broadband access solutions impacts the competition in the Internet segment by introducing new market players. The residential broadband access market is increasingly dominated by ADSL providers. We are the major ADSL provider, but significant competition is offered by LLUB operator NextGenTel.

      The competition in the business market is most significant in the central industrial regions of Norway, where Song Networks, BKK, Priority Telecom and TeleDanmark Internordia have invested in their own network infrastructures and challenge us with competitive offerings of fixed line access, leased lines, broadband and data communication services. Parts of the leased line and datacom market is also being challenged by the LLUB operators NextGenTel and Catch, who offers VPN solutions connecting business locations and home offices with xDSL access lines.

      In addition to the major competitors, we face competition from a large number of focused local or niche providers, specialized in smaller segments of both the residential and business markets. Some of these are local broadband initiatives supported or owned by municipalities and local utility companies.

Network Operations

Domestic infrastructure

      Our domestic network is one of the most technologically advanced fixed line networks in the world. It supports our residential, business and wholesale service offerings, and it also provides services to other Telenor business areas.

      Trunk transmission network. Our national trunk transmission network is comprised of national and regional network layers that are in turn connected to our local access network. The national network uses a chained ring formation with 19 nodes, or connection or switching points, and 12 chained ring structures. The trunk network includes two international switching exchanges.

      We have a national ring topology backbone network using synchronous digital hierarchy equipment on fiber optic cables. Synchronous digital hierarchy provides faster and less expensive network interconnection than the traditional PDH technology. PDH is the conventional multiplexing technology for network transmission systems. In June 2002, we completed the installment of a similar structure based on similar technology for the regional backbone network.

      Our national backbone network is 100% based on optical dense wavelength division multiplexing. Dense wavelength division multiplexing is a transmission technology in which up to 200 optical channels are transmitted through the same fiber. We use systems based on this technology with 8, 16 and 32 optical channels at 2.5 Gbps (billion bits per second). The new dense wavelength division multiplexing systems are prepared for 10 Gbps. The national core network is prepared to be the carrier for any transmission technology used on a higher layer. This may include synchronous digital hierarchy, asynchronous transfer mode (ATM) or IP technology.

      Our regional network layer is comprised of more than 300 installed connection or switching points in 71 ring structures. The implementation of ring topology in the regional network has improved the quality of service of the network.

      Access network. Our local access network connects nearly 4,000 digital telephony switches and concentrators to virtually all homes and businesses in Norway. The network currently includes approximately 5.8 million kilometers of installed twisted pair copper wire. At December 31, 2002, the access network connected approximately 1,467,000 analog telephone lines, 797,000 ISDN basic rate and 8,000 ISDN primary rate access lines, 78,000 leased lines, 49,000 local loop unbundled, or LLUB lines, and 109,000 ADSL lines.

      Subscribers are connected to our network through approximately 50 combined tandem and subscriber exchanges, 150 subscriber exchanges and 3,500 concentrators.

      In larger cities in Norway, we also provide optical fiber connections directly to larger businesses, universities and municipal locations, and in total to more than 2,200 locations.

      The access network is positioned for the roll-out of ADSL broadband access services as a result of the investment in increased capacity made as a part of expanding the ISDN coverage of the network in the period from 1998 to 2001. We expanded our ADSL network in 2002 and invested a total of NOK 1,853 million in our networks, of which NOK 273 million were invested in ADSL.

International infrastructure

      We offer an international wholesale network in the Nordic region between Oslo, Stockholm and Copenhagen. Our network capacity is one wavelength and is upgradeable.

      We have expanded our international wholesale network. In 2001, we expanded our switch in Oslo to include seven points of presence in Amsterdam, New York, London, Stockholm, Copenhagen, Paris and Frankfurt. These points of presence, or PoPs, represent points of international interconnect with our customers and suppliers.

      Transatlantic submarine cable. We hold a 3.5% interest in the TAT-14 transatlantic submarine cable. The TAT-14 cable provides connection between five cable stations in Europe and two in North America. Service was launched on July 3, 2001, enabling us to provide capacity including backhaul between New York and major cities in Europe. In 2002, the capacity market was unstable and uncertain.

TELENOR PLUS

Overview

      During 2002, our Telenor Plus business area comprised our activities in Internet access, content/interactive and broadcasting services to consumers in the Nordic region. We are the leading provider of television services in the Nordic countries, as well as the leading provider of Internet access and services to the residential market in Norway. We also operate the national terrestrial broadcast network in Norway and we are the leading provider of satellite broadcasting services in the Nordic region, utilizing three geostationary satellites. Our objective is to become a leading distributor of information and entertainment services to households in the Nordic region.

      In June 2002, we finalized the acquisition of the remaining 50% of Canal Digital from Canal+. Approval of an exclusive distribution agreement entered into with Canal+ in connection with the acquisition is still pending before the EU competition authority. In December 2002, we announced a reorganization of the business areas. Effective January 1, 2003, the activities within Internet access and services were transferred to our Telenor Networks business area. Our television services operations will continue to be managed by our Telenor Broadcast business line.

      In 2002, the Telenor Plus business area comprised the following business lines:

      Broadcast. We are the largest provider of television services to consumers in the Nordic region based on the number of subscribers. We offer basic tier TV-services, pay television and interactive services throughout the Nordic region to home satellite dish (DTH) consumers, cable television (CATV) operators and consumers and small antenna network (SMATV) operators. Through our cable network division we also offer broadband Internet access subscriptions in certain areas. We provide broadcasting services and TV distribution services to more than 2.4 million households and businesses. Our Broadcast business line also provides transmission services for broadcasters through Satellite Broadcasting and Norkring, the Norwegian incumbent analog terrestrial radio and television transmission system operator.

      Internet. We provide narrowband (PSTN/ ISDN) and broadband (ADSL) Internet access and services to homes across Norway. As of December 31, 2002, our customer base of 960,000 subscribers included 90,000 ADSL subscribers and 533,000 Frisurf users. In December 2002, we sold the residential customer base of our subsidiary Telenordia Privat AB in Sweden to the Swedish company Glocalnet AB in exchange for a 37.2% ownership interest in Glocalnet AB.

      Content and Interactive Services. The activities included in Content and Interactive Services at the end of 2002 were related to the development and distribution of TV- and IP-based (broadband) interactive services and content mainly through Zonavi and iCanal. The Content and Interactive Services business line also includes our subsidiary Conax, which develops and markets conditional access systems, general security systems for content distribution, and electronic payment systems for television and Internet. We have downscaled our Content and Interactive Services business line as a result of a slower market development than expected related to interactive TV and standardization of technology. Conax and Zonavi will be included in our Broadcast business line in 2003, while our operations in IP-based (broadband) interactive services and iCanal will be included in our business area Telenor Networks in 2003.

Broadcast

      We had a total of 2.4 million subscribers to our different television services, as of December 31, 2002, consisting of 738,000 home satellite dish subscribers, 571,000 cable television subscribers and 1,096,000 small antenna network subscribers. In addition, we have 19,400 broadband Internet access subscribers. In 2002, our Broadcast area generated external revenues of NOK 3.2 billion. In 2002, we derived 64% of our Broadcast revenues from our operations in Norway, 35% from our consolidated subsidiaries in the Nordic region and 1% from other parts of Europe.

      The Broadcast business line encompasses two main businesses: TV distribution services to consumers and transmission services to broadcasters. At December 31, 2002, we had consumer-related operations in Norway, Sweden, Denmark and Finland through Canal Digital, Telenor Avidi and Telenor Vision. In June 2002, the agreement with Canal+ to acquire their 50% share in Canal Digital was finalized. However, an exclusive distribution agreement on Canal+ content entered into by us and Canal+ in connection with the acquisition is still subject to approval by the EU competition authority. You should read note 1 to our consolidated financial statements for additional information about the acquisition of Canal Digital.

TV Distribution Services to Consumers

      We serve our television subscribers through Direct To Home satellite (DTH), Cable Television (CATV) and Small Antenna Network (SMATV).

      The table below shows our subscriber base per country as at December 31, 2002.

	Norway	Sweden	Denmark	Finland	Total

Subscribers Plus per 12/31/02
DTH	280,000	312,000	100,000	46,000	738,000
CATV	371,000	200,000	0	0	571,000
SMATV	158,000	270,000	668,000	0	1,096,000

Broadcasting	809,000	782,000	768,000	46,000	2,405,000

DTH Nordic Region

      Through our subsidiary Canal Digital we distribute subscription-based and free to air TV services via satellite to approximately one million households in the Nordic region. Canal Digital achieved revenues of NOK 2.3 billion in 2002, an increase of 29.4% compared to 2001. In the period of June 30 to December 31, 2002, we consolidated revenues of NOK 1.2 billion from Canal Digital.

      Canal Digital distributes more than 70 Nordic and international channels and offers both basic tier and extended services, including premium pay TV, interactive and video-on-demand services.

      The following table shows key operating information for Canal Digital.

	Year ended December 31,

	2000	2001	2002

Subscribers at period end
Analog subscribers	203,000	0	0
Digital subscribers	303,000	656,000	738,000

Total subscribers	506,000	656,000	738,000

Total Smart Cards(1)	1,106,000	987,000	941,000

(1)	Canal Digital sells subscriptions via “Smart Cards”. Subscribers insert these cards into set-top boxes and receive programming. Total Smart Cards includes digital subscribers and approximately 200,000 customers only receiving free to air TV services.

      We believe that the growth in the number of subscribers over the past few years is primarily due to the success of our high quality program packages that combine international content and local language programming.

CATV Norway

      Through Telenor Avidi, we operate a cable television network that served 371,000 subscribers in Norway as of December 31, 2002. We market a basic access service bundled with an analog basic tier package comprising 17-24 channels to individual households, landlords and housing associations. In addition, we sell digital Pay-TV packages to subscribers with a decoder and broadband Internet access subscriptions to households connected to our upgraded networks. We market our cable television services through our own sales organization, which includes a national call center, regional offices and sales representatives throughout Norway. Avidi had revenues of NOK 610 million in 2002. In 2002 subscribers adopted higher priced services such as Broadband Internet Access and the price level for our services was generally higher.

      The following table sets forth operating information for our Norwegian cable operations for the years indicated.

	Year ended December 31,

	2000	2001	2002

Subscribers at period end
Analog basic tier	344,000	333,000	343,000
Digital Pay-TV	13,000	27,000	28,000
Of which Broadband Internet Access	2,477	10,323	19,000

      Most of our Internet access subscribers are located in the area around Oslo. In early 2000, we launched digital Pay-TV services in some parts of our cable TV network. As at December 31, 2001, 100% of Avidi’s subscribers were able to receive digital Pay-TV services, of which 28,000 households now subscribe to these services. We believe that the introduction of new interactive services will create further growth in Pay-TV subscriptions.

CATV Sweden

      In Sweden, our cable TV operation includes the business from Sweden On-Line, acquired in October 2001, as well as Telenor Vision Nät Holding AB. These companies merged, as of December 19, 2002, into Telenor Vision International AB. The company now has 200,000 subscribers to its basic tier services.

	Year ended December 31,

	2000	2001	2002

Subscribers at period end
Analog basic tier	—	200,000	195,000
Digital Pay-TV	—	1,000	5,000
Of which Broadband Internet Access	—	1,400	2,400

SMATV Nordic

      Under the brand Telenor Vision, we are the leading reseller of analog and digital television channels and television services to privately owned small antenna networks, such as housing associations, in the Nordic region. We are the exclusive supplier of Canal Digital to small antenna network subscribers in this region. We also deliver technical services to small antenna networks. Revenue from Telenor Vision for 2002 was NOK 248 million.

      The following table sets forth operating information for our SMATV operations.

	Year ended December 31,

	2000	2001	2002

Subscribers at period end
Households served	958,000	1,105,000	1,096,000
Hotel rooms served(1)	128,000	—	—

Total units served	1,086,000	1,105,000	1,096,000

(1)	Customer base sold to Otrum, in which we had a 33.1% ownership interest as of December 31, 2002, in 2001.

Competition

      Within Direct To Home satellite we compete with Viasat, a subsidiary of the Swedish media conglomerate Modern Times Group (MTG). Within cable television in Norway our primary competitor is UPC Norway, a subsidiary of United Pan-Europe Communication NV. Within cable television in Sweden our primary competitors are ComHem, a subsidiary of TeliaSonera, UPC Sweden, a subsidiary of United Pan-Europe Communication NV, and Kabelvision, a subsidiary of Tele2. Within the Nordic market for wholesale services to SMATVnetworks our primary competitor is Viasat. In the Danish market, we face competition from TDC’s subsidiary OnCable and TeliaSonera’s subsidiary Stofa in some segments.

      Canal Digital competes in the Nordic market for DTH primarily on the basis of price, quality of content and quality of customer service. Telenor Vision competes on the basis of price, breadth of content portfolio and value-added services such as technical support and advice. In geographical areas where cable companies have overlapping networks, they compete on the basis of technical reliability and the ability to offer other access services and tailor the content portfolio to the preferences of the majority of the households in the area.

Transmission services to broadcasters

      We are the leading provider of television transmission services in the Nordic region through Satellite Broadcasting, and Norkring is the sole provider of analog terrestrial radio and television transmission in Norway

Satellite broadcasting

      We are the largest provider of commercial satellite services for the transmission of television and radio programs and multimedia services to cable and home satellite dish television operators and other distributors in the Nordic region.

      We provide our services through a fleet of three geostationary satellites: the Thor II and III satellites and the Intelsat 707 satellite on which we lease 14 transponders. Transponders are the main devices which satellites use to receive and transmit signals. The three satellites are located in orbit approximately 35,700 kilometers above the equator at approximately 1 degree West. 1 degree West is an advantageous position for transmitting signals to the Nordic region and we estimate that over 90% of the satellite antennas in the Nordic region can receive transmission from our satellites.

      We are currently one of two satellite transmitters of digital signals to home satellite dish receivers and cable TV companies in the Nordic region. Using digital transmission, each transponder can transmit six to eight channels simultaneously, while a transponder used for analog transmission can only transmit one channel.

	Year ended December 31,

	2000	2001	2002

Transponders at period end
Used for digital transmission	22	24	27
Used for analog transmission	23	15	7
Spare capacity	4	6	9
Total number of transponders(1)	49	45	43

(1)	Of the total number of transponders, 31 are used for broadcasting services and three are used for satellite network and mobile services. Transponders are measured in 36 MHz equivalents.

      As at December 31, 2002, we transmitted 120 TV channels (seven analog) and 59 radio channels on behalf of more than 30 content providers. Revenues from Satellite Broadcasting in 2002 were NOK 958 million.

Terrestrial broadcasting

      Norkring is the owner of an analog and digital terrestrial radio and television transmission system in Norway, with revenue of NOK 506 million in 2002.

      Norkring provides its analog services to two national television broadcasters, NRK and TV2, and three national radio broadcasters, as well as local television and radio stations. Norkring also provides digital audio broadcasting (DAB) and limited digital terrestrial TV services. Norkring’s network consists of approximately 2,700 large and small transmitting stations in Norway and covers more than 99% of the Norwegian population. Norkring currently delivers DAB with 50% terrestrial coverage in Norway.

      The Norwegian government is currently evaluating the development of a digital terrestrial television (DTT) network in Norway. Norkring has developed DTT on a test basis in limited areas. In April 2001, the Norwegian Government issued a statement saying that it had decided on the regulations for the concession for the development of DTT in Norway. To date, Norsk Televisjon (ntv), a company co-owned by the national broadcaster NRK and the commercial channel TV2, has been the only applicant for the subscriber management operation. The concession has not yet been awarded. Norkring is in talks with ntv as a probable contractor for the construction and technical operation of a DTT network throughout Norway.

Competition

      Our principal competitor in satellite broadcasting is Nordiska Satellitaktiebolaget (NSAB), but we also face competition from INTELSAT, EUTELSAT and SES Global. NSAB is owned by the Swedish Space Corporation (50%) and SES Global (50%) and operates three satellites, Sirius 2 and 3 at 5 degrees East and Sirius W at 13 degrees West. SES is based in Luxembourg and operates ASTRA, the largest satellite system for home satellite dish transmission in Europe.

Internet

      We are the leading provider of Internet access to residential customers in Norway. As of December 31, 2002, we provided residential Internet access and services to 960,000 customers. In 2002, our revenue within residential Internet services in Norway was NOK 859 million.

      Our online narrowband customers in Norway pay a monthly access fee for our “Online” subscription services plus a charge per minute, while our “FriSurf” subscription provides free access and charges customers only for their usage. The main segmentation variables are access price, price per minute, speed (PSTN/ ISDN) and different service levels.

      ADSL is our fastest growing Internet segment. The main segmentation variables are price and different speed/bandwidth.

      In 2002, our multimedia portal iCanal.no, which was launched in 2001, grew as a result of the increasing broadband customer base. The portal focuses on entertainment such as games and music.

      The following table sets forth information regarding our consumer Internet access services:

	Year ended December 31,

	2000	2001	2002

Subscription
Online
Online Residential subscriptions at period end	377,000	371,000	337,000
Estimated monthly usage per subscriber (hours)(1)	16.4	15.6	14.0
Annualized subscription churn(2)	25.5%	20%	20%
FriSurf
Registered user-accounts at period end	248,000	437,000	533,000
Estimated monthly usage per account (hours)(1)	7.3	5.9	4.3
Internet household penetration rate in Norway(3)	58%	57%	59%
ADSL
ADSL Residential subscriptions at period end	310	23,000	90,000

(1)	Calculated as total hours of usage divided by the average number of subscriptions at the beginning and the end of the year, divided by 12 months.

(2)	“Churn rate” is the number of subscriptions terminated during the period, divided by the number of subscriptions at the end of the period. Subscribers who migrated to our FriSurf product or terminated their subscription and re-entered through special offer campaigns are included in the churn rate in 2000. For 2001 and 2002, subscribers who terminated their subscription and re-entered through special offer campaigns are not included in the churn rate.

(3)	Calculated as the number of households in Norway having access to the Internet divided by total number of households. Source: Norsk Gallup.

Competition

      Telenor Internett is the only large Internet service provider with a position on both narrowband and broadband in the Norwegian market. ADSL is the fastest growing access segment. Telenor Internett had a market share of 59% at December 31, 2002, according to Norsk Gallup. The main competitor within the residential market is Tele2, with a market share of 21%. Several smaller competitors serve the remaining 20% of the residential Internet market. NextGenTel is the major competitor in the ADSL segment.

Content and Interactive Services

      We are continuing our efforts to develop and provide new content offerings and services to attract new customers and retain existing subscribers across the TV, broadband and mobile infrastructure. Our target is to enable content producers to collect revenue from customers accessing their content, while also generating revenue for Telenor through our distribution services, interactivity and network traffic.

      During 2002, we focused on providing content, which in turn creates demand for digital TV and Broadband access, on testing new concepts for interactive services for iTV and ADSL, and on technology developments enabling access control and payment of content across distribution channels. Total revenues within Content and Interactive Services were NOK 235 million in 2002.

Zonavi — Interactive television services

      In 2002, we continued the development of a portal for television-based interactive services through our subsidiary Zonavi. We believe that our customer base and subscription revenues will grow and that we will continually improve our services and be able to offer a broader range of subscription-based and pay-per-usage services. We expect Zonavi to enhance the television set’s capabilities as an information and entertainment platform.

      Zonavi focuses on games and betting for digital TV. During 2002, Zonavi entered into a contract with the major lottery enterprise in Norway, Norsk Tipping, to launch their betting service on interactive TV. The service is scheduled to be launched in 2003. If the launch is successful, Zonavi expects to expand the number of services and launch similar services with other national betting businesses. As of December 31, 2002, our game services had 17,000 subscribers. Total revenue in Zonavi in 2002 was NOK 18 million.

Broadband content

      iCanal is our unit focusing on content for broadband users, concentrating on customers with ADSL or cable modem connections. iCanal offers entertainment and educational services based on subscription and pay per use. The current service offering is focused on music videos, sports (including the 2002 edition of the World Football Cup and Norwegian top football league) and games. Our primary target is to stimulate demand for ADSL and other broadband connections and to introduce revenue streams from use of content on broadband and Internet in cooperation with various content providers.

Conditional access systems

      We believe that conditional access systems are essential for creating good business models for content irrespectively of terminal or access method. Access control via smart card is most widely used in the Pay-TV area. Through Conax, we provide these services both for broadcasting networks and Internet/intranet and other types of networks. Our services enable video broadcasters and content providers to encrypt their digital services so that programming may only be viewed by authorized subscribers, that is those viewers who pay for a subscription.

      The market for TV-based conditional access systems was difficult during 2002. Conax generated revenues of NOK 134 million in 2002, of which approximately 96% was from other Telenor companies. Conax was awarded a contract in Malaysia to apply its technology in IP-based wireless TV distribution systems.

Other content activities

      We currently own 29% of the shares in A-pressen, a media company listed on the Oslo stock exchange. A-pressen is a majority owner of 45 local and regional newspapers and some local television channels. It also owns a 33% interest in the Norwegian television channel TV2 and other related interests. We own a 32.8% share in Cee.tv, a company specializing in creating interactive content formats for TV and operating the third national betting license for Internet in a joint venture with the ten major humanitarian organizations in Norway. We own an 83% interest in ABC Startsiden, which is the second biggest Internet site in Norway and a 29.9% interest in Katalysator Media, a holding company for four leading niche Internet publications. We have a 11.7% interest in Sponsor Service, a Norwegian consulting company that specializes in the sponsoring of sports events and cultural events. At the end of February 2003, Sponsor Service filed for bankruptcy.

Competition

      Our main competitor within the development of interactive services is Modern Times Group, a Swedish conglomerate with operations in TV, print, media and the Internet, and its subsidiary Viasat. Our main competitors within conditional access systems are NDS, a British company and Kudelski, a Swiss company. In addition, there are a host of small national players in Asia, Europe and North America.

TELENOR BUSINESS SOLUTIONS

Overview

      During 2002, our Telenor Business Solutions business area provided a broad range of communications solutions and application management solutions to the business sector in Norway and other selected European countries.

      We provide both basic and value-added communication services and managed services to the business market in the countries in which we operate, with datacommunication, Virtual Private Network (VPN), telephony, advanced network solutions, managed IT-services, messaging and Internet services as our key focus areas. In particular, we have developed broad areas of competence, which include the development and implementation of managed services concepts as well as the integration and combination of communications products, both fixed and mobile, with information technology. We offer consulting services, primarily for technology implementing project management, and are also responsible for the marketing, sale and implementation of large and complex outsourcing contracts.

      In 2002, Telenor Business Solutions consisted of the following business lines:

      Access, network and communication services provides integrated voice and data telecommunications, access and network services in Norway. These integrated services include advanced network services, Internet Protocol (IP)-based communication services, including Internet access and IP-Virtual Private Network (VPN), datacommunication services, telephone-based customer contact solutions, messaging, hosting solutions and value-added voice services.

      ASP, operating services, software, consulting services provides cost-efficient IT-outsourcing, IT-support, helpdesk and system integration functions to large and medium-sized businesses and the public sector in Norway. We design and offer sophisticated business solutions, which include:

•	the efficient integration and management of a range of high capacity and quality voice and other communications services, Internet and workstation management services, network access and other managed and consulting services which we tailor to satisfy the specific needs and complex organization of our larger business and public sector customers; and

•	software designed to support our services and functions.

      Business Solutions Sweden provides telephony, IP-based communication services, datacommunication services and advanced network services to the business market in Sweden.

      Nextra International provides IP-based communication services principally in the United Kingdom, the Czech Republic, Slovakia, Hungary, Austria and Italy. Between the end of 2002 and the end of first quarter 2003, the Hungarian, Austrian and Italian operations were sold.

      CominCom/ Combellga provides voice and data telecommunication services to the Russian business market, primarily in the Moscow and St. Petersburg region.

Access, Network and Communication Services

      Internet access. We offer a range of solutions for Internet access, from basic connection for a single user to advanced and comprehensive solutions for a large company with many users. We offer companies and organizations several different options to access the Internet. Multiple users can choose among a leased line, ISDN (Integrated Services Digital Network), ADSL (Asymmetric Digital Subscriber Line), asynchronous transfer mode or frame relay technology to connect their local network to the Internet. Included in the portfolio are also new secure services for Wireless Local Area Networks (WLAN). Our ADSL offerings are mainly positioned towards the small and medium enterprise (SME) segment and our current offerings range from 640 to 2048 Kbps connections. ADSL technology enables “always-on” Internet connections by utilizing the existing telephony infrastructure and the deployment of ADSL is a prioritized goal in the SME segment.

      VPN. We offer Virtual Private Network (VPN) solutions through which our customers may link their company’s sites and networks together and support their remote users. Based on a combination of authentication, encryption and protection of data, our VPN solutions are designed to ensure the secure transfer of data and help reduce the costs of our customer’s communication infrastructure.

      Nordicom. Nordicom is our broadband network in the Nordic countries. This network:

•	includes nodes located across the country with ATM connections (asynchronous transfer mode — high capacity broadband) in five other countries and frame relay connections world-wide;

•	enables our customers to transfer data at rates from 64 Kbps to 155 Mbps; and

•	includes our dedicated X.25 network, which consists of approximately 500 transit nodes, to which we connect our customers’ terminals.

      Value-added telephony services. We offer our business customers basic voice communication services as well as advanced routing and service access, including:

•	customer contact services such as virtual call center solutions, traffic routing and toll-free numbers; and

•	interactive services such as interactive voice response, short messages and web services.

      Messaging. We provide domestic and international messaging services based on a wide range of integrated and user-friendly e-mail communications packages. These services include our IMAP-based mailboxes for the professional market, which facilitate users’ access to e-mail, faxes, cellular phones and pagers, as well as reading and writing of e-mail messages from both central and remote locations.

      Hosting. Our business customers may outsource their own server maintenance through our hosting solutions. Our Internet hosting services range from storage of simple web pages to advanced multimedia and e-commerce solutions.

      The customer base of the access, networks and communication services consists of approximately 30,000 small and medium sized businesses and 2,000 enterprise customers. Both segments are generally quite sophisticated technology users and our focus is on migrating the customer base onto advanced xDSL and IP services. In April 2002, we signed a three-year telephony and data communications contract with Orkla and Carlsberg Breweries, which cover approximately 30,000 users and 163 companies. The agreement is among the largest telecommunications contracts in the Nordic region. Other important contracts include a WLAN contract with BP’s Norwegian headquarters signed in August 2002 and an IP-telephony agreement with the Norwegian Sports Federation encompassing more than 1,000 users in a cutting-edge data and voice IP-solution.

ASP, Operating Services, Software, Consulting Services

      We offer a broad portfolio of managed services to businesses in Norway and the United Kingdom. Our business customers may outsource their IT resources and infrastructure by using our services, which provide cost efficient IT support and helpdesk functions at a fixed price for a package of services. These services may include communication network access, workstation management, design services and office support. As part of these services:

•	we store our customers’ software and data on central servers located in our secure underground facilities; and

•	our users subscribe to a screen display and computing power, which we make available through one of our many telecom connection options.

      During the third quarter of 2002, we restructured and combined our internal IT-services department and the existing managed services group for external customers. In order to meet the challenges of the current downturn in the IT-services markets, the business line was set up to utilize management and operational synergies in our existing operations. As part of this process, the Software Services group was set up as an independent division focusing solely on sales of enterprise management solutions.

      We typically provide our managed services under long-term contracts with an average duration of three years. Typically, these contracts are awarded through competitive bidding. We believe that these contracts provide us with a platform to develop longer-term contracts and stronger customer relationships. Our managed services operation consists of approximately 20 large customers, including our own advanced enterprise solution, and we have roughly a 20% market share in the Norwegian managed services market. The managed services market was difficult during 2002, and apart from an agreement with The Norwegian Public Roads Administration entered into in August 2002, we have not signed any significant new contracts; however, we have not lost any significant existing customers either.

      The agreement with The Norwegian Public Roads Administration consists of two contracts regarding the delivery of data communications and managed IT services. The three-year agreement included the delivery of Norway’s largest IP VPN to date. The new IP VPN-solution will tie 300 locations together in a virtual private network. It delivers a number of functions in a single network, providing employees with access to services like e-mail, intranet and internal systems, while at work, at home or traveling.

      Business Consulting. We offer system integration and consulting services to our business customers in Norway. We believe that we provide our customers with a unique mix of telecommunications and IT expertise as well as the ability to design innovative solutions, perform complex implementations and cost efficient operations.

      The Fornebu Solution. The Fornebu Solution is based on the advanced and standardized Information and Communication Technology (ICT) system at our new headquarters at Fornebu. This integrated enterprise solution facilitates mobility, flexibility, changes and reduction of costs. It has been successfully implemented by Telenor and covers approximately 10,000 users daily.

      Software Services. This division offers software that facilitates surveillance, IT management, security and service level measurements, with related consulting and implementation services, through strategic sales and marketing alliances with, among others, Computer Associates (CA). Building key partnerships is an important element of our strategy within Software Services. We believe that our alliances, which in addition to the main CA partnership include companies such as iCan, Managed Objects and Citrix, provide valuable opportunities for improving and expanding the applications of our communications technology and for continuing to innovate and simplify business communications for our business customers.

      In 2000, we announced a major initiative with CA to jointly address market opportunities in the Nordic region. We have a license agreement with CA which has a seven-year term running from June 30, 2000 and under which Telenor Business Solutions has responsibility for three of CA’s strategic customers and access to CA’s strategic partners in the Nordic region. To date, few new customer relationships have been established under this contract; however, we believe that this initiative may still provide significant business opportunities. The license agreement with Computer Associates was re-negotiated during the first half of 2002 and adjusted somewhat to reflect the general downturn in the market place. Notwithstanding this adjustment, however, Telenor Business Solutions decided to write down the book value of the license agreement in the amount of NOK 295 million in 2002, reflecting anticipated lower sale of licenses in the period up to the expiration date of the license agreement due to the weak market development.

Business Solutions Sweden

      In 2002, Telenor Business Solutions Sweden provided telephony, IP-based communications, data communication services and advanced network services to the business market in Sweden.

      We provide customers in Sweden access to our Nordicom data communications network. We believe that the Swedish business market provides significant growth opportunities because Swedish business customers prefer single vendor relationships and outsourcing and there is an increasing demand for sophisticated IP-based solutions.

      In December 2002, we acquired a 90% ownership interest and a bond convertible into an additional 2% equity interest in Utfors AB for a total consideration of SEK 264 million in cash. Utfors is a Swedish data communications company currently undergoing restructuring. Telenor Business Solutions’ operations in Sweden were simultaneously contributed to Utfors, in exchange for a bond convertible into an additional 4.1% ownership interest in Utfors AB. If both bonds are converted, our total ownership interest in Utfors would increase to 96.1%. During the first half of 2003, we intend to pursue the integration of our and Utfors’ operations, ensuring that we maintain relations with Utfors’ existing customers and strengthen our portfolio by combining the offerings of the two companies.

Nextra International

      In 2002, Nextra International provided Internet and IP-based communications services in the United Kingdom, Czech Republic, Slovakia, Hungary, Austria and Italy under the brand “Nextra”. Nextra International was established with a pan-European scope and it aimed at assisting business customers in moving from traditional telecom and IT-based environments to new and innovative IP-based solutions. However, as part of the restructuring of our international activities, we have abandoned our pan-European strategy and our focus is now on establishing positive economic positions in the markets where we operate. As a result:

•	Nextra UK, which focuses on offering managed services, was rebranded as Telenor Business Solutions during 2002.

•	A joint management and operations structure was established between our Czech and Slovak operations in order to cut costs and enhance our competitive position.

•	A management buy-out agreement regarding our Hungarian company was signed on December 23, 2002 and the Austrian operations were sold to AirCALL in January 2003. Both transactions were completed during the first quarter 2003.

•	In March 2003, an agreement to sell Nextra Italy to the Italian company Tiscali was entered into. The transaction is valued at NOK 19 million, to be paid in new Tiscali shares.

      Nextra International provides hosting of data and applications, Internet connectivity and VPN solutions, as well as service capabilities for managing the transition from IT to IP.

CominCom/ Combellga

      In 2000, we acquired 75% less one share in CominCom/ Combellga. The company provides a one-stop shop of high-tech integrated telephony services to corporate clients.

      We believe that growth opportunities in the Russian telecom sector are promising. This sector has expanded by an average of around 15% each year since 1999, primarily as a result of strong general market growth and the introduction of new services by companies operating in this sector. We believe that CominCom/ Combellga may enhance its competitive position by building upon our expertise and know-how. We are implementing projects for wireless broadband communication, ADSL and IP VPN.

      In Moscow, our main competitive advantages are our modern infrastructure including our proprietary last mile solutions. Comincom/ Combellga has a premium business customer base both in Moscow and other selected Russian cities.

      CominCom/ Combellga has also developed and operates networks in other Russian cities. These local networks, together with the long-distance transport backbone of CominCom/ Combellga to which they are connected, provide one of the most reliable solutions to business customers in Russia for telephony, data and Internet traffic. By using modern technology and local partnerships, CominCom/ Combellga is able to offer competitive tariffs for long distance and international calls. During 2002, the company combined its activities under the Combellga brand, the better-known brand of the two, and discontinued the use of CominCom as a brand.

OTHER BUSINESS ACTIVITIES

EDB BUSINESS PARTNER

Overview

      Our 51.8%-owned subsidiary, EDB Business Partner ASA, is a leading Norwegian information technology company providing consulting services, software solutions and computer operations. EDB Business Partner’s customers are principally large and medium-sized companies and organizations with a special focus on banking and finance, telecommunications and the public sector. Although its primary market is Norway, EDB Business Partner also has operations in Sweden, Denmark, the Netherlands, the United Kingdom, Spain, Switzerland, France, Poland and the United States. EDB Business Partner had total revenues in 2002 of NOK 4,341 million, of which NOK 3,386 million were external sales and NOK 955 million were sales to other Telenor businesses. EDB Business Partner’s shares are listed on the Oslo Stock Exchange.

      EDB Business Partner was created by the merger of our software and IT business with EDB, a publicly traded company, in May 1999. On April 1, 2000, EDB Business Partner acquired Fellesdata AS, a major provider of traditional and Internet-based systems for financial institutions in Norway.

Strategy

      EDB Business Partner’s strategy is:

•	to be a leading expertise-based IT business, focusing on systems (software and service), computer consultancy and computer operating services; and

•	to take advantage of the increasing trend on the part of medium and large businesses towards out-sourcing their IT functions as well as other opportunities arising from current IT trends, such as the growth of Internet applications, application service provisioning, e-commerce, banking over the Internet, mobile telephony/wireless application protocol and business critical applications.

      At the beginning of 2003, EDB Business Partner announced a new business plan calling for a stronger focus on the business areas Computer Operating Services, Bank and Finance and Telecommunications. As a consequence, part of the Consultancy Services business area will be integrated into the three other business areas while the remainder will be divested. Preparations are being made to implement this change during the first half of 2003.

Business Areas and Services

      EDB Business Partner has the following four business areas:

Computer Operating Services

      EDB Business Partner is one of the largest suppliers of IT operating services in the Nordic region. This business area:

•	provides both the centralized and remote operation of computer systems, ASP, data communications and services related to backup, security and publishing;

•	serves customers in all industries and sectors; and

•	comprises EDB Teamco, the subsidiary PDS AS and the Swedish company Unigrid AB.

      EDB Teamco operates the largest computer center in Norway and provides computer operating services for large and medium-sized companies in both the private and public sector. EDB Teamco provides operation and monitoring services for both centralized computer systems and decentralized local area network servers.

Bank and Finance

      Through its wholly-owned subsidiary, EDB Fellesdata AS, EDB Business Partner is a leading full service application, IT operating systems and consultancy provider to the banking and finance sector in Norway. EDB Fellesdata was created through a merger of Fellesdata AS and EDB Novit AS. The Bank and Finance business area further includes the subsidiaries SysCon AS and Accept Data AS in addition to the Benelux-based company Maxware BV and the Swedish companies Infovention AB.

      In July 2001, as part of an alliance among Telenor, EDB Business Partner and Cap Gemini Ernst & Young, EDB Business Partner entered into a five year contract with Den Norske Bank (DnB) to take over and operate DnB’s entire information and communication technology activities. During the last quarter of 2002, the activities carried out by Telenor for the DnB contract were transferred to EDB Business Partner.

Telecommunications

      The Telecommunications business area:

•	operates in Europe through EDB Telesciences AS and in the United States through Telesciences Inc., as well as having a 44% interest in the Washington D.C.-based consulting firm Logan Orviss Inc.;

•	comprises the sale of software application solutions and consultancy services to the telecommunications sector; and

•	focuses in particular on the customer care and billing (CCB), as well as the mediation product areas. EDB Business Partner is a leading player in the market for mediation systems, that is data interfaces between network switches and business-support systems.

      EDB Telesciences is a leading European software supplier specializing in the development of operational support systems for the telecommunications industry, flexible and advanced software systems, systems integration, implementation support and consultancy services.

      We are EDB Telesciences’ principal customer and we accounted for a majority of its 2002 revenues. We entered into multi-year agreements with EDB Telesciences concerning pricing and minimum levels of purchases by us.

      In 2001 and 2002, EDB Business Partner also entered into contracts with selected European mobile operators to sell mediation systems in addition to sales to North American telecom operators.

Consultancy Services

      The Consultancy Services business area:

•	comprises services related to project management, consultancy advice, systems development and the administration of computer systems;

•	serves customers in all industries and sectors; and

•	includes EDB Dolphin and EDB Business Consulting with its subsidiary Stradec.

Competition

      The market in which EDB Business Partner operates is highly competitive and is characterized by the need for a high level of expertise and experience, as well as extensive capital investment. It is of critical importance that EDB Business Partner’s software products are seen to be secure and reliable as well as competitive in terms of system design, functionality, performance, interface, user friendliness and a high degree of standardization. It is also important that its products meet all the market requirements from time to time for interaction with industry standard software and hardware.

BRAVIDA

Overview

      We hold 46.4% of the company formed by way of merger between Bravida and BPA AB in 2000. A consortium led by the former shareholders of BPA also holds 48.8% interest and management holds the remaining 4.8%. Pursuant to the merger agreement, we are, subject to certain conditions, required to reduce our stake in Bravida to a maximum of 25% in the event of a listing. However, due to current adverse capital market conditions, Bravida has postponed its original plan to list its shares during the first half of 2003 indefinitely. Under the merger agreement, we and the former BPA shareholders agreed to divest certain non-core assets of the former BPA. If the proceeds received by the merged company from such divestments do not reach a certain level, the former shareholders of BPA agreed to compensate us for the shortfall through either cash payments or by transferring a part of their shares in the merged company to us. It was agreed to postpone the time schedule for the divestments originally scheduled for the end of 2002 until October 2003. For additional information about our relationship with Bravida, you should read note 26 to our consolidated financial statements.

      Bravida is active in Norway, Denmark and Sweden, where it is also headquartered. In 2002, Bravida had total revenues of NOK 11,797 million and loss before tax of NOK 180 million.

      In February 2003, Bravida completed its acquisition of Semco Denmark A/S, Prenad AB and Totalinstallatören AB, Danish and Swedish installation and service units of C.W. Obel. In 2002, these companies generated revenues of approximately NOK 1.9 billion, of which NOK 1.5 billion in Denmark, and had 2,350 employees.

Services

      Bravida currently provides a comprehensive range of products and services, which is based on advanced and integrated technological solutions, combined with a high level of expertise among its personnel in a broad range of activities. The principal categories of services provided by Bravida are:

•	Information and Communication Technology (ICT). Bravida plans, designs, installs and operates, as well as provides remote and on-site service for voice, data and video equipment for the business market. In addition, Bravida sells premises equipment, computer and telecommunications as well as video communication equipment.

•	Telecommunication and Data Networks. Bravida plans, designs, installs, tests, documents and provides full maintenance of network infrastructure, access networks, switching facilities, transmission elements and GSM 900 and GSM 1800 and UMTS mobile networks, as well as analog, ISDN, ADSL, broadband-solutions and security systems. We refer fault reports from our network to Bravida. Bravida can install and deliver telecommunications networks on a turnkey basis. Bravida also provides project management for network expansion projects.

•	Ventilation. Bravida’s expertise includes ventilation units for heavy industries, hospitals, the pharmaceutical industry, wet areas, as well as comfort ventilation for schools and offices and ventilation units for residential accommodation.

•	Plumbing. Bravida provides traditional installation services for water, waste, heat and refrigeration, energy, industrial installations, sprinkler systems for the processing and other heavy industries as well as for residential properties.

•	Electrical. Bravida supplies complete solutions for lighting, power and heating to contractors, private industry, the public sector as well as real estate and construction companies. Bravida also supplies alarm systems, security systems and access control systems.

•	Integrated solutions. Bravida provides counseling/projecting and installation of integrated solutions, including electrical installations, pipes, ventilation, ICT, security/alarm and access control. Bravida’s integrated solutions vary from simple to very advanced constructions.

      Historically, Bravida’s services in the areas of network expansion and service in the Norwegian market were provided exclusively to customers within the Telenor group. Bravida is experiencing a decreasing demand for these services from Telenor and the decrease is only partially offset by demand for these services from customers other than us. In January 2002, Bravida entered into a framework agreement with NetCom with regard to installation and maintenance of NetCom’s mobile infrastructure.

      Bravida provided the project management and installation for our new office complex at Fornebu. In 2000, Bravida and our Telecom business area (now Telenor Networks) entered into a five-year agreement regarding expansion, maintenance and service of the Telenor infrastructure in Norway. Under this agreement, Telenor Networks purchased and Bravida offered capacity equaling 67.5% of Telenor Network’s service demand in 2002. The commitment of both parties is 60% of Telenor Networks’ service demand for the last three years (2003-2005).

SATELLITE SERVICES

Overview

      We provide global satellite mobile communications services for a full range of telephony and data communications to and from mobile units all over the world. This includes communications to, from and between units at sea, on land, or in airplanes. Our maritime customers include commercial and naval vessels and oil installations. We are one of the largest operators of this type of mobile services in the world. We provide our satellite mobile services through our Eik land earth station (LES) in Norway and, after the acquisition of COMSAT Mobile Communications (CMC), now named Telenor Satellite Services, Inc., through the Southbury and Santa Paula LESs in the United States. Revenues from our satellite mobile communication operations were NOK 2,153 million in 2002, including external revenues of NOK 2,100 million.

      Our overall objective is to maintain and expand our leading position within satellite-based mobile communications. In 2001 and 2002, we completed two significant acquisitions in order to achieve this objective:

•	In March 2001, we signed an agreement to acquire the assets and operations of COMSAT Mobile Communications (CMC) from Lockheed Martin Global Telecommunications. We completed the acquisition on January 11, 2002, and organized the CMC assets and operations in the newly established company Telenor Satellite Services, Inc. (TSSI). The final purchase price was subject to adjustments in accordance with the asset purchase agreement. The acquisition strengthens our position as a major global satellite mobile operator and makes us one of the largest Inmarsat operators in the world. CMC’s operations include two LES facilities in Southbury, Connecticut, and Santa Paula, California. By adding these facilities to our Eik LES in Norway, we can provide coverage in all four Inmarsat satellite regions and offer a truly global and seamless satellite mobile communication services. We expect this acquisition to improve our operational efficiency and to further expand our already wide range of services.

•	In March 2001, we acquired SAIT Communication S.A. from SAIT-STENTO for approximately NOK 190 million. The company was renamed Marlink SA after the acquisition. We consolidated Marlink SA effective March 1, 2001. Marlink is one of the leading companies in retail sales of satellite communication services through Inmarsat. As a result of this acquisition, we expanded our activity in the retail market.

      In order to continue to maintain and expand our leading position within satellite-based mobile communications, we intend to increase our offering of value-added services to the market and to enhance its presence in the area of billing and accounting services to support retail end users. This would allow Telenor to both capture a larger market share and introduce value-added services to a larger group of customers.

      We are the largest individual shareholder in Inmarsat, the international maritime consortium, with a 15% interest and handled approximately 25% of worldwide traffic over Inmarsat in 2002.

Services

      We offer a full range of analogue and digital Inmarsat services in addition to leased circuits utilizing other space segments.

      In November 1999, we were the first LESO to receive certification to commence commercial operation of Inmarsat’s then newest satellite service Global Area Network (GAN). GAN services, together with an easy-to-operate GAN mobile satellite terminal, provide a user with a high degree of flexibility and accessibility at all times. GAN services provide access at speeds up to 64 Kbps for data, comparable to a fixed network ISDN line. The GAN service has picked up significantly and we have reached a market share of almost 40% in 2002. We supplemented our GAN services when we were the first LESO to receive commercial authorization from Inmarsat for the Mobile Packed Data Service extension in August 2001.

      We were also the first LESO to be approved by Inmarsat for commercial operation of the next generation of maritime services, Fleet, which were launched in the market in 2002.

      Our main aeronautical services are primarily passenger voice and cockpit voice/data services for the airlines.

      We have gathered all our retail activities under the brand name Marlink since the launch in March 2002. Marlink offers airtime and traffic accounting services based on Inmarsat as well as Iridium satellite capacity. In addition, Marlink offers light terminals. Value-added services in connection with the above-mentioned services are marketed under the brand name “@SEA”, which is especially known for its multi-user mail system.

      Marlink traffic accounting includes all services with authority to operate as the billing authority on behalf of all Inmarat LESs in 73 countries. As a PSA (Point of Service Activation), Marlink activates terminals in the Inmarsat system on behalf of 113 countries worldwide. No other PSA in the Inmarsat system covers a similar amount of nationalities. In addition, for renewal of radio licenses, Marlink is accredited for four countries: Hong Kong, Liberia, Marshall Islands and Panama.

      We offer heavy users of maritime communications dedicated leased lines through either our Inmarsat space segment or our own total communication solution Sealink, which is a permanent satellite leased line for data transmissions and establishes customized communications solutions between a fleet of mobile sites and one or more land-based sites. Our Sealink business is growing. At the end of 2002, we operated high capacity Sealink installations on board approximately 250 deep ocean going vessels in global operations.

      In 2002, we provided Sealink services to a total of more than 40 ferries owned by Stena Line and P&O Ferries.

Competition

      The other larger participants in this market are Xantic, Stratos, France Telecom, SingTel and KDDI. We also compete with a number of smaller players operating their own land earth stations. Subsequent to the consolidation among the LESOs, Telenor, Xantic, Stratos and France Telecom are the four largest operators and account for approximately 85% of the Inmarsat traffic. Fierce competition in the markets has reduced margins and we expect this pressure to continue. In the light end of the market (the voice only market) we face increasing competition from new mobile satellite systems such as Iridium, Globalstar and Thuraya. However, in the data market Inmarsat continues to have a very strong position.

      In the Inmarsat System, a customer can select to place a call through any land earth station that serves the respective area. As a result, operators compete on the basis of pricing, global coverage and brand name.

SATELLITE NETWORKS

      Through Satellite Networks we provide satellite-based communications networks and services to a wide variety of governmental, intergovernmental and commercial organizations utilizing Very Small Aperture Terminal (VSAT) technology. VSATs are small, direct to business satellite earth stations and the most common satellite modem in use today. Our services range in complexity from the provision of point to point data links to complex satellite networks providing access to a full suite of telecommunications services including voice, data, Internet, video-conferencing etc. We act as a network operator and integrator, aggregating all levels of the value chain to deliver a complete network service solution for the customer. This includes network design, implementation, operation, maintenance and the provision of satellite and terrestrial communications capacity.

      Our satellite services are particularly attractive to customers with communications needs that span a number of countries due to the fact that we act as a single supplier of services on a global scale. Our services are also attractive to customers operating in markets lacking competitive terrestrial infrastructure. Our geographic focus areas are Central and Eastern Europe, the Middle East and Africa.

      We serve the following niche market segments:

•	international communication solutions for governmental, intergovernmental and large corporate organizations;

•	communication solutions for corporate and public organizations in Poland;

•	satellite-based services, including Internet access, VoIP (Voice over IP) and gateway services, to Internet Service Providers and telecom operators who are operating in markets lacking competitive terrestrial infrastructure; and

•	communication services for the Svalbard community and operators of polar orbiting satellites.

      We operate through subsidiaries in several European countries. The main network operating centers for our satellite networks are located at our Earth Station in Nittedal, just north of Oslo in Norway, and our satellite hub station in Minsk Mazowiecki close to Warsaw for our operations in Poland. The VSAT terminals and additional equipment are supplied from selected major suppliers. We have access to necessary satellite capacity from INTELSAT, INMARSAT, EUTELSAT and other major satellite operators.

      Since 2000, we have radically restructured our operations with the objective of bringing the cost-base in line with revenue generating capabilities. Business activities have been refocused towards high-growth and high margin segments and loss making operations have been closed down. Our external revenues in 2002 were approximately NOK 550 million, a 55% increase compared to 2001. Revenue is generated principally on the basis of long term contracts with our customers. During 2002, we signed a number of key contracts with major international organizations and corporations that led to increased sales.

TELESERVICE AS

      Teleservice AS is responsible for the products Directory Enquiries and MeetAt 119 (telephone and data conferences), and Contact Center services. The company aims to simplify and rationalize the customer’s working day by making information and communication services easily accessible to users. We own 100% of the company. Since 2002 directory enquiries have been opened for competition in Norway. Teleservice reduced its workforce during 2002 due to a reduced demand for manual customer service. Teleservice had a market share for directory inquiries of approximately 70% at December 31, 2002.

RESEARCH AND DEVELOPMENT

      Telenor Research and Development (R&D) is Norway’s largest research environment for information and communication technology with 282 employees at the end of 2002. The activities are long-term and managed in multidisciplinary research programs and projects, with a focus on technology, services and markets. Our efforts give us access to the results of other institutions’ and companies’ research through extensive co-operation with leading research establishments at home and abroad.

      In 2002, R&D participated in 33 international projects, mainly under the direction of the EU and EURESCOM, in addition to substantial participation within various standardization bodies.

      Our R&D activities are mainly directed towards two areas: the future broadband network and future mobile systems. R&D contributes new concepts and product ideas to our business activities. Testing and demonstrating new services form an essential part of this activity.

      New technologies, services or regulatory developments may bring about radical changes to how the field of information and communication technology is traditionally organized. Based on the awareness of new trends and ahead of market changes, R&D analyses so-called disruptive technologies and alternative business models to determine how we should address new challenges.

REGULATION

Regulatory Environment

Norway

      Since the early 1980s, Norwegian telecommunications markets have gradually been opened up to competition, and by January 1, 1998, the Norwegian market was fully liberalized and Telenor’s remaining monopoly was abolished. Although Norway is not a member of the European Union (EU), the Norwegian regulatory environment has been heavily influenced by the initiatives undertaken by the EU. As a member of the European Economic Area (EEA), Norway is required to adapt its regulatory framework to the legislative and regulatory framework established by the EU for the regulation of the European telecommunications market as far as the directives are made relevant to the EEA Agreement. In practice, Norwegian policymakers and regulators follow the EU telecommunications framework. As a result of the EEA Agreement, our operations are subject to both Norwegian and European regulation.

      The telecommunications sector in Norway is regulated through both sector-specific and general laws and regulations, including the Norwegian Telecommunications Act of June 23, 1995 (Telecommunications Act) and secondary legislation under this act and EU directives as implemented in accordance with the EEA Agreement. Norwegian and EU/ EEA competition law apply to our telecommunications activities and our other core activities. In addition, our core activities are governed by various other laws, such as intellectual property rights legislation, the Norwegian Personal Data Act and other consumer protection laws. The Norwegian Broadcasting Act of December 4, 1992 (Broadcasting Act) and secondary legislation under this act are applicable to our cable television activities.

      International obligations such as the General Agreement on Trade in Services (including the Agreement on Basic Telecommunications) (GATS) and International Telecommunications Union (ITU) regulations are also relevant to the Norwegian regulatory environment.

Regulatory framework and authorities

      The telecommunications sector is regulated by the Telecommunications Act and secondary legislation under this act, which provides general rules and principles for all telecommunications activities, including our public networks and public telecommunications services, terminal equipment and frequencies. The most important provisions are included in the Regulations on Public Telecommunications Networks and Public Telecommunications Services of December 5, 1997. We are considered to have significant market power in the markets for voice telephony (both fixed and mobile), transmission capacity and interconnection (both our fixed and mobile operations) and must adhere to the specific regulatory provisions applicable to operators with significant market power. For further information you should read “— Regulatory Issues and Licensing (Norway)”.

      The Norwegian Ministry of Transport and Communications (Ministry) has overall responsibility for the telecommunications sector. The Ministry’s responsibilities mainly include preparing legislation for the Storting (the Norwegian parliament) and deciding on secondary legislation, including regulations. The Ministry also grants telecommunications licenses. Primary legislation is adopted by the Storting, but the Ministry prepares most of the legislative proposals submitted to the Storting. The Norwegian Post and Telecommunications Authority (PT) is the principal regulatory body under the Telecommunications Act and is responsible for day-to-day supervision of the telecommunications sector, including authorizations, supervision of the telecommunications market and handling initial complaints and disputes related to telecommunications law. The PT reports directly to the Ministry. Under the Telecommunications Act, the PT exercises the functions within its authority independently of the Ministry. The director general of the PT is not a political appointee and is not required to resign upon a change in government. As a practical matter, the PT exercises considerable discretion in the interpretation of national legislation, and “soft law” from the EU, like recommendations, communications and guidelines, may influence the PT’s decisions.

      The appeal system for complaints against decisions made by the PT is at present allocated between two regulatory authorities: the Norwegian Telecommunications Authority Complaints and Advisory Board (Complaints Board) and the Ministry. In cases relating to telecommunications policy and competition, the Ministry exercises final decision-making authority. In other cases, the Complaints Board exercises final decision-making authority. In addition, private parties may bring cases before the Norwegian courts.

Regulations on the provision of networks and telecommunications services

      Generally, the Norwegian regulatory regime poses few barriers to entry for new service providers. Unless a provider has been notified as having significant market power in the geographical market in Norway in which it provides public voice telephony services or transmission capacity services based on its own telecommunications infrastructure, or unless the Ministry has required the provider to obtain a license (currently only required for mobile service providers), a provider may provide such telecommunications services without a license, as long as it registers with the PT. As a general rule, significant market power is deemed to exist if an operator has a 25% or greater share in one of the markets for public telephony services, public networks, transmission capacity and interconnection (both fixed and mobile services). For other types of services, no license or registration is required.

      The regulations establish rules regarding registration, information on terms of subscription, prices, interconnection, special network access and appeal procedures and sanctions, among other matters. The regulations also regulate number allocation, number portability and carrier selection, which are important elements of the regulatory regime for telecommunications operators.

      The Norwegian authorization requirements are both liberal and low cost compared with other European authorization requirements. There is no maximum number of registrations or licenses that may be granted under the Telecommunications Act. However, since the radio spectrum is a limited resource, frequencies may not be available in sufficient quantity. As a result, the number of licenses that are granted may be limited. Before granting a mobile license, the Ministry is required to announce publicly that there are new licenses available. The PT prepares a frequency usage plan and the use of frequency bands are linked to the license. When a network is closed down, the PT will review the corresponding frequency band to determine whether it may be publicly reallocated.

      Fees, set by regulation, apply to registrations and licenses as well as to frequencies and number allocation. The fees are set to cover the administrative costs of the regulator. Certain standard fees apply, and in addition the PT may charge an estimated fee for networks and services on an individual basis.

Regulation of satellite, cable television, terrestrial broadcasting networks and television distribution

      Our satellite activities are mainly governed by the regulations relating to technical requirements and allocation of frequencies in the Telecommunications Act and the secondary legislation. Satellite activities are also governed by international rules issued by the ITU. The PT is formally responsible, on behalf of the Kingdom of Norway, for dealing with the ITU with regard to the international coordination process.

      In the countries where we have satellite installations we must have licenses to operate radio equipment and use frequencies from the national regulators and we must comply with technical rules, including rules for type approval in the relevant jurisdictions. In addition, we follow the decisions and recommendations from European Conference of Postal and Telecommunications Administrations (CEPT) and ITU. We are also required to adhere to the general international space law principles and conventions on liability and registration.

      Our cable television activities are governed by both the Telecommunications Act and the Broadcasting Act and secondary legislation to these acts. The most important regulations relate to must-carry rules for public broadcasters, subscriber choice for programs/channels, re-transmission of broadcast channels with an unlawful content and authorizations required for the cable television operator’s own broadcasting activities.

      Parties other than the Norwegian Broadcasting Corporation (NRK) must obtain a license in order to engage in national or local broadcasting. However, simultaneous and unaltered retransmission by way of cable networks of broadcasts that is sanctioned by law does not require a special license. Cable owners have a duty to retransmit the television broadcasts of the NRK, the broadcast company TV 2 and certain terrestrial local public television services. Programs subject to obligatory retransmission must be transmitted via channels that are available to every subscriber to the network.

      In connection with our terrestrial broadcasting network we have been granted, in accordance with the Telecommunications Act, radio line and transmitter network licenses authorizing us to, among other things, sell or lease capacity to broadcasting companies and to transmit programs for broadcasting. These licenses are valid until November 2006 and can be renewed after such date. The licenses may be withdrawn if numerous or substantial breaches of the terms of the licenses occur, subject to a fourteen-day prior notice period.

Prospects for regulatory developments

      On April 4, 2003, the Ministry submitted a new draft law on electronic communications to the Storting for adoption that, when adopted, is expected to implement the new EU regulatory framework adopted in February 2002. For more information on this framework, you should read “— European Union regulation — The new EU Directives”. Simultaneously, the Ministry is preparing secondary legislation to be adopted under the proposed law on electronic communications and run a consultation process with interested parties on the proposed secondary legislation. The law on electronic communications and the secondary legislation adopted under the law will become effective by July 25, 2003. The new law on electronic communications will substitute the Telecommunications Act and secondary legislation under this act.

      In accordance with the EU regulatory framework, the new law on electronic communications will abolish the current regime for service licenses, keeping licensing for only the use of scarce resources like numbers and frequencies. Under the new law, universal service obligations and special service obligations, including possible purchases by the government, are expected to be regulated by agreements between the government and service providers. Furthermore, the new law provides for the establishment of a new and fully independent Complaints Board with final decision-making authority. The government may only review cases of vital public interest. Regulation of the end user market is expected to become relevant only if other measures, such as regulations of the wholesale markets, fail.

      The new law on electronic communications is expected to mark a shift from sector-specific regulation to regulation of electronic communications more generally, based on competition law methodology. The market analysis, i.e. the definition of relevant markets and the assessment of significant market power (SMP), under the new law will be undertaken in accordance with the principles of competition law. The outcome of the market analysis will determine which markets are to be regulated by sector-specific provisions and in which markets competition law considerations alone will form the basis for regulation. The market analysis will be undertaken on a regular basis, meaning that new market developments could possibly lead to the imposition of new regulatory provisions or to the amendment or withdrawal of existing regulatory provisions. The new law will cover all electronic communication networks and services, thus extending beyond the scope of the Telecommunications Act, to include for example the Internet and Voice over IP (VoIP).

      The Ministry has advocated sustainable and viable competition in the telecommunications market and emphasizes the importance of investment and risk taking in the Norwegian market, thus signalling expectations of a shift in the regulatory practice of the PT. However, the new law on electronic communications will confer broad discretion to the PT with regard to a variety of tasks such as analysis of relevant markets, identification of SMP operators, dispute resolution, the imposition, amendment or withdrawal of interconnection and access obligations and retail price control mechanisms. We expect the PT to publish guidelines for the methodology of market analysis and for the use of special measures in spring 2003. The market analysis and the consultation processes will take place in spring or summer 2003. Once the new legislation has entered into force, the PT will complete the process of market analysis and assessment of effective competition in the relevant markets to adjust existing regulation to the principles of the new framework. Final decisions with respect to SMP notifications and specific measures are expected to be taken in autumn 2003.

      In May 2002, the Ministry submitted a report to the Storting about the conditions of the mobile communications market in Norway. An additional report, addressing further developments with respect to 3G licensing in Norway and competition in the Norwegian GSM-market, was published on February 7, 2003. Both reports, which we refer to as the Mobile report, will be discussed by the Storting in spring 2003. The reports underline the objective of infrastructure competition and also state that the government should not carry out price interventions to regulate competition between companies that invest and companies that do not invest. According to the reports, the regulatory framework should maximize the benefit of the end user by ensuring viable and sustainable competition instead of protecting providers which are not able or committed to invest. The Ministry also intends to auction the two remaining UMTS licenses with lower coverage conditions – minimum of 30% coverage within six years compared to the minimum coverage of 40% with yearly targets required in connection with the original auction. You should read “— Regulatory Issues and Licensing (Norway) — Service licenses” and “— Cost and price regulation”.

      It is difficult to predict the nature and extent of a shift in the regulation of our businesses due to the new legislation and the Ministry’s reports on mobile communications. However, we believe that it is likely that the PT will continue to regulate our currently regulated services in both fixed and mobile telephony in the short and medium term. More recently, the PT has focused to a large extent on the mobile market. However, the policy set forth in the recent reports on the Norwegian mobile communications market may result in a somewhat softer regulation of our mobile business in Norway. There is also uncertainty as to the crucial question of whether the PT will expand the scope of its regulation to other markets, such as broadband, as a result of its market analysis of such markets. You should read “Item 3: Key Information — Risk factors”.

Competition

      We are subject to the competition rules of the Norwegian Competition Law (Competition Law) and the competition rules of the EEA Agreement. The competition rules of the EEA Agreement contain identical competition rules to those of the EC (Amsterdam) Treaty (Article 81 and 82 and the European Community Merger Regulation).

      The Norwegian Competition Authority (Competition Authority) is responsible for the surveillance and regulation of all aspects of competition in Norway, including the telecommunications industry. The Competition Authority has been involved in a number of cases concerning telecommunications and we were involved in several of these cases. The Competition Law became effective on January 1, 1994. It was amended effective May 5, 2000 and applies to actions that have or may have an effect in Norway, including mergers. The Competition Law applies fully to the telecommunications, satellite, Internet and other related markets in which we operate, and generally conforms to, the rules of competition of the EU.

      The Competition Law empowers the Competition Authority to intervene and declare a specific behavior anti-competitive (similar to the prohibition of abuse of a dominant position in a market under EEA and EU competition rules). Contrary to EEA and EU rules (Articles 54/82 of the EEA Agreement/ EC Treaty, respectively), the behavior is not considered illegal until the Competition Authority has made a formal decision, and only continued anti-competitive behavior in breach of a decision may be subject to fines. The Competition Authority also may intervene against acquisitions or mergers of enterprises, if such acquisition creates or strengthens a significant restriction of competition. The Competition Law also contains several prohibitions and general exceptions and grants discretionary power to the Competition Authority to grant individual exceptions from various prohibitions, including prohibitions against price fixing, resale price maintenance, bid rigging and market sharing. Violations of the Competition Law may result in fines and/or imprisonment up to six years.

      The competition rules in the EEA Agreement have a direct effect in the EEA member states, and under certain conditions the rules of the EC Treaty apply to us. The primary EEA and EU competition rules are contained in Articles 53/81 and 54/82 of the EEA Agreement and EC Treaty, respectively (formerly Articles 85 and 86 of the Treaty of Rome). Articles 53/81 of the EEA Agreement/ EC Treaty prohibits agreements or collusive behavior between companies that may affect trade between Member States and which restrict, are intended to restrict or have an effect of restricting, competition within the EU/ EEA. Articles 54/82 of the EEA/ EC Treaty prohibits any abuse of a dominant position within a substantial part of the EU/ EEA, which may affect trade between Member States. The European Commission and the EFTA Surveillance Authority (ESA), in cooperation with the national competition authorities, enforces these rules. The European Commission/ ESA may impose fines in the event of a breach amounting to up to 10% of a company’s revenues on a consolidated basis in the preceding financial year. In addition, national courts have jurisdiction to apply EU/ EEA competition law and award damages in the event of a breach.

      The European Commission and ESA may intervene against concentrations with a EU/ EEA dimension (a transaction has a EU/ EEA dimension if certain thresholds concerning turnover are fulfilled), which creates or strengthens a dominant position as a result of which effective competition would be significantly impeded in the common market.

European Union regulation

      EU legislation can take a number of forms. Regulations have general application and are binding in their entirety and directly applicable in Member States. Directives are binding, but national authorities may choose the form and method of implementation. As noted above in the discussion of our Norwegian operations, EU directives are generally also made applicable to Norway through the EEA Agreement. The accession countries that will soon become Member States of the EU are expected to undergo a process of transposition and implementation of EU legislation into national legislation prior to formal entry.

Liberalization and harmonization of telecommunications regulation

      Since 1987, the EU has adopted a substantial amount of legislation to liberalize and harmonize telecommunications legislation in the Member States. The European Commission, through its powers under Article 86 (3) of the Treaty of Rome, has addressed directives or decisions to Member States providing for liberalization, i.e. abolishing monopoly rights of state owned telecommunications operators in all markets, including the mobile market.

      At present the main harmonizing directives, the Open Network Provision Directives (ONP Directives), establish the basic rules for access to the public telecommunications network for users and competitors, including mobile operators and Internet service providers.

      The ONP Directives currently apply mostly to telecommunications operators with significant market power over leased lines, mobile and/or fixed public telephony networks, and mobile and/or fixed public voice telephony services. Operators with SMP are generally required to provide access to their network on an objective, transparent and non-discriminatory basis. A European Parliament and Council Regulation for unbundled access to the local loop, was formally adopted on December 18, 2000 and came into force on January 2, 2001.

The new EU directives

      The new EU framework consists of five directives: the Directive 2002/21/ EC on a common regulatory framework for electronic communications networks and services (Framework Directive); the Directive 2002/20/ EC on the authorization of electronic communications networks and services (Authorization Directive); the Directive 2002/19/ EC on access to, and interconnection of, electronic communications networks and associated facilities (Access Directive); the Directive 2002/22/ EC on universal service and users’ rights relating to electronic communications networks and services (Universal Service Directive). These four directives were adopted on February 14, 2002, and published in the Official Journal on April 24, 2002. Directive 2002/58/ EC, the fifth directive, concerning the processing of personal data and protection of privacy in the electronic communications sector (Data Protection Directive), was adopted on June 25, 2002, and published in the Official Journal on July 30, 2002. These directives will replace the current ONP Directives.

      The deadline for the implementation of the directives in both the EU and EEA Member States is July 25, 2003. The main policy objectives of the new regulatory package are to create a harmonized regulatory framework in the EU and the EEA for electronic communications networks and services, to create legal certainty combined with regulatory flexibility, to base the regulation on technological neutrality and to only require a minimum of regulation. Reducing regulation progressively as competition in the market develops will contribute to fulfilling these policy objectives.

      The new regulatory framework provides for market analysis to be undertaken throughout the EU and EEA. The definition of relevant markets and the assessment of significant market power will be undertaken in accordance with the principles of competition law. The result of the market analysis will determine which markets are to be regulated according to the directives. The market analysis will be undertaken on a regular basis, meaning that new market developments could possibly lead to the imposition of new regulation or to the amendment or withdrawal of existing ex ante regulation. As a result, the main principles related to the ONP Directives obligations will be maintained in markets where insufficient competition is found, that is, markets with SMP actors. In these relevant markets the national regulatory authorities will be permitted to impose certain obligations on SMP operators. These obligations shall be proportionate to regulatory need and to the policy objectives of the new regulation. Where the market analysis indicates that there is effective competition in a relevant market, no obligations shall be imposed, and competition law shall form the sole basis for regulation. The scope of the new directives is broader than the existing ONP Directives as all electronic communications networks and services are encompassed and national regulatory authorities are given discretionary power with respect to regulation based upon their regular market analysis, restricted only by the harmonization procedure of the directives.

      As it develops, EU legislation will continue to have a significant effect on our markets, including future developments relating to the convergence of Internet, media and information technology.

WTO obligations

      Over 70 member countries of the World Trade Organization (WTO), representing over 90% of the world’s basic telecommunications revenues, including the members of the European Union and the United States, have entered into a Basic Telecommunications Agreement (BTA), to provide market access to some or all of their basic telecommunications services. This agreement was signed by all the EU Member States as well as the United States and took effect on February 5, 1998. The BTA is the fourth protocol of the GATS, which is administered by the WTO. Under the BTA, Norway and the other signatories have made commitments to provide market access, under which they are to refrain from imposing certain quotas or other quantitative restrictions in specified telecommunications services sectors. Signatories are also to provide national treatment, under which they are to avoid treating foreign telecommunications service suppliers differently from national service suppliers. In addition, a number of signatories, including Norway, agreed to abide by certain pro-competitive principles set forth in a reference paper relating to the prevention of anti-competitive behavior, interconnection, universal service, transparency of licensing criteria, independence of the regulator and non-discriminatory allocation of scarce resources.

      Since Norway is a member of the EEA, EU and EEA regulations on telecommunications apply to our operations within the EEA. As a result, the WTO agreement is mainly of importance to us when we wish to set up operations outside the EEA and of importance for companies outside of the EEA wishing to set up operations in Norway or any other country within the EEA.

      Most of the countries in which we operate are members of the WTO and signatories to the BTA, and their communications regulatory schemes must conform to their international commitments given on telecommunications services and on services in general.

Regulatory Issues and Licensing (Norway)

Service licenses

      We are the only company that holds a license for fixed public telephony services and transmission capacity in Norway (e.g. leased lines) due to the fact that we are the only company deemed to have significant market power. Our fixed network license expires in 2014, unless it is otherwise revised or revoked. The license contains conditions that impose obligations on us to provide certain services such as directory services, universal services and defense-related services, national geographic coverage and information. Under our 40 GHz wireless local loop license valid from April 2000 until April 2012, we are required to build out access in the cities specified in the license by 2005.

      In the mobile market, we hold a license in the 450 MHz frequency band (NMT -analog system), the 900 MHz and 1800 MHz frequency band (GSM — digital systems) and a license for provisioning of third generation (3G) mobile system services based on UMTS technology. Other license holders are NetCom GSM, with licenses for GSM 900, GSM 1800 and UMTS, BaneTele, with one license for GSM 900, and Teletopia, with one license for GSM 1800. BaneTele has not yet build a mobile/radio network or offered mobile services produced on any own mobile network. Teletopia is expected to commence mobile services on an own mobile network during 2003. The UMTS license awarded in 2000 was withdrawn from Broadband Mobiles following its bankruptcy in 2001 and Tele2 returned its UMTS license after entering into certain

MVNO agreements with us in September 2002. Our NMT license expires on December 31, 2004, the GSM 900 licenses expire on November 1, 2005 and December 31, 2013, and the GSM 1800 license expires on March 9, 2010. Licenses granted for mobile communications systems contain geographical coverage requirements and specific roll-out schedules. We have fulfilled these requirements for our NMT and GSM licenses. With respect to the 450 MHz frequency band, the Ministry states in the Mobile report that licenses will be tendered and awarded in 2003. With respect to the UMTS license, the coverage requirement and roll-out schedule reflect our offer in the application and is specified in the license. We have met the roll-out requirements, but we have only partly met the capacity requirements due to delays in the delivery of equipment. On February 20, 2002, the Ministry decided that no penalties or other sanctions be imposed on us as a result of the delays incurred in 2001. The Ministry states in the Mobile report that the coverage and capacity requirements of the already awarded UMTS licenses will not be amended; however, a license holder may elect to delay the roll-out schedule for up to additional 15 months. On April 29, 2003, the Norwegian parliament rejected the proposal set forth in the Mobile report under which license holders would have to pay a compensation fee if they elect to extend their roll-out schedule. As a result, we would have to pay no compensation or other fee if we decide to extend our roll-out schedule. Our GSM 900, 1800 and UMTS licenses contain a change of control clause. This clause provides that changes in our ownership which would lead to changes as to who has decisive influence over us must be formally approved by the Ministry.

Universal service obligations and special service obligations

Universal service obligations (USO)

      The regulatory framework for USO in Norway primarily covers the fixed public telephony service, leased lines (connections up to 2 Mbps) and certain data services. In practice, USO requires that fixed public telephony services must be accessible at an affordable price for all households and enterprises, while leased lines and data services must be accessible for all enterprises. In addition, some specific services have been classified as USO in our fixed telephony license, including public pay phones and services for the disabled. In 1999, the Storting restated that we are obliged to satisfy our USO without compensation, unless our obligations are extended, our market share decreases substantially or if the USO becomes concentrated on the least profitable parts of the market.

Special service obligations (SSO)

      We are also required to provide special defense related services, coastal radio and services for the arctic island of Svalbard. The government compensates us for the incremental cost of these services on a case by case basis.

Non-discrimination, transparency and objectivity requirements

      As an operator with significant market power, we are required to follow certain principles with respect to our agreements with end users and service providers. In particular, we are required to offer our services in a manner that avoids discrimination between the buyers of our services, unless different conditions can be justified on objective grounds. Our agreements must be open and terms must be transparent.

      The PT has increasingly focused on the non-discrimination requirement, with respect to both external services providers’ access to networks and special discounts for certain segments of our markets. The PT has requested us to submit a number of internal agreements among our business areas for the authority’s review.

Cost and price regulation

General

      As an operator with significant market power, we are required to follow certain principles for pricing, accounting and reporting on public telephony service, interconnection and transmission capacity. These licensed services must be offered to our customers at cost-oriented prices. Prices must be determined in an objective and non-discriminatory manner and independent of the purpose for which the customer wishes to use the service. We are responsible for specifying, implementing and maintaining cost accounts as a basis for monitoring that our prices for licensed services are cost-oriented, objective and non-discriminatory. The PT also continuously evaluates our compliance with cost-orientation with respect to our licensed services. With regard to any special offers in the market, we are required to furnish to the PT documentation relating to the relevant cost savings upon request. Furthermore, the PT also evaluates discounts from the point of view of non-discrimination.

      According to the PT, the requirement for cost-orientation means that prices are calculated based on costs, plus a reasonable return. Since 1999, based on decisions from the PT and taking into account, among other things, the ratio between our equity and long-term debt, we have used 13% as our reasonable rate of return in our annual ONP (Open Network Provision) report. We are required to furnish our ONP report to the PT on June 1 of each year and the report contains financial and other required information about our licensed services for the previous fiscal year. In practice, the PT reviews our compliance with the requirements for costing, pricing, and transparency through its review of our ONP report and based on specific requests for more detailed information.

      The following table sets forth our actual rate of return on capital employed for our licensed services as reported in our ONP reports for 2000 and 2001.

	2000	2001

Fixed telephony	16%	17%
Mobile telephony	70%	71%
Leased lines	14%	3%

      In considering whether our imputed rate of return for our licensed services in a certain year is reasonable, we believe other factors should be duly taken into account, including, without limitation, the long-term perspective of our underlying investments, as well as the risks associated with such investments. For example, our investment in our Norwegian GSM network, which commenced offering mobile telephony services in 1993, became cash flow-positive for the first time in 1999 and our rate of return with respect to our total GSM investment in Norway for the 1993 to 2001 period was approximately 15%, compared to our 71% actual rate of return on employed capital for mobile telephony in Norway in 2001 only.

      To a large extent, the PT has focused on rates in the interconnection and wholesale market more than on the tariffs in end user markets to ensure promotion of competition and has requested additional cost information in specific cases related to such products. In 2002, the PT in several cases focused on surveillance and regulation of prices of wholesale mobile services. You should read “— Interconnection and access”. With regard to the price regulation in the mobile market, the Ministry states in its recent reports on the mobile communications market that mobile service providers should be subject to conditions and access prices reflecting the total risk-adjusted cost and the general cost and demand conditions of the market. The reports also state that the government intervention should not lead to more dependence on regulations, but it should rather stimulate and reward companies making the market more efficient and sustainable without regulation.

      The decision of the Ministry on the appeal by Tele2 denying retroactive adjustments to our interconnection prices makes it clear that the telecommunication authorities may not decide that prices shall be adjusted with retroactive effect. You should read “— Interconnection and Access — Interconnection” for more information on this decision.

      In December 2001, following its review of a service agreement between us and NBBL, the largest housing co-operative in Norway, the PT set forth the extent of our pricing flexibility with regard to special offers for large user groups for our fixed telephony services. The PT also required us to determine and publish the criteria on the basis of which we may determine discounts for our customers in accordance with the principle of non-discrimination. In August 2002, the PT requested additional information about our determination of discounts. The PT notified us in March 2003 that it intends to object to our cost justification for the discounts.

Accounting separation and reporting

      Our accounts for the provision of public telephony service, public networks, transmission capacity and interconnection are required to be maintained separately from our accounts for other business activities. We are obliged to supply the PT with an annual ONP report, including documentation of the principles, assessments and data that comprise the basis for setting prices and discount arrangements. The accounts are subjected to a limited review by an external accountant and must be made publicly available. Based on our ONP report, the PT reviews our compliance with the regulatory requirements for cost, pricing and transparency and determines whether we have set our prices in a non-discriminatory manner.

      The PT may instruct operators with significant market power to abide by certain principles for accounting. In this respect, the PT, in a letter dated April 9, 2001, instructed us to implement a new model for accounting separation and reporting in accordance with EU recommendations. The new model would result in a more detailed accounting separation in relation to our regulated activities, especially activities relating to interconnection and/or network access. In May 2001, we filed an appeal against the PT’s instructions with the Complaints Board, which issued a recommendation unfavourable to the Ministry in February 2002. The Ministry has not yet made a decision.

Costing methodology

      The PT may instruct operators with significant market power to use certain cost calculation methods when determining the price for public telephony services, transmission capacity and interconnection services. We base our pricing of these services on the principle of fully distributed historical costs. The only exception to this principle is the price for the wholesale product providing access to the subscriber line (the local loop), which is priced on the basis of current cost, limited by our end-user prices. In the PT’s decision of April 9, 2001 relating to a new accounting separation and reporting model, which is discussed under “— Accounting separation and reporting” above, the PT also required us to apply the principle of current cost instead of that of historical cost. In May 2001, we also filed an appeal against this part of the PT’s decision with the Complaints Board. The Ministry has not yet issued any decision.

Price cap regulation

      In 2002, the Ministry continued to apply the price cap imposed on our fixed public telephony services for both the residential and business markets and for leased lines. However, the Ministry required no reduction in real prices for the period January 1, 2002 to January 1, 2003. For telephony, the regulated prices include a fixed rate and a tariff for calls within the country, calls to mobile networks, international calls and calls to the directory inquiry service. The regulated price structure for leased lines consists of the tariff for both digital and analog lines for all rate categories. As a result of the new regulatory framework to be implemented in 2003, the use of price cap regulation is expected to be reviewed. You should read “— Regulatory Environment — Norway — Prospects for regulatory developments” for more information on the new regulatory framework.

Interconnection and access

General

      We are required to offer interconnection services and access to our fixed and mobile networks to our competitors in the wholesale market. As a result of this obligation, we are required to provide our wholesale services in a manner that avoids discrimination between our competitors and our business units, unless different conditions can be justified on objective grounds.

      Operators without significant market power are required to negotiate interconnection agreements with other telecommunication operators, but they are under no obligation to enter into such interconnection agreements.

Interconnection

      The rates that are charged for fixed network interconnection must be cost-oriented if the operator has significant market power. Mobile network interconnection tariffs must also be cost-oriented if the PT has notified the mobile operator that it has significant market power in the “national market for interconnection”. The PT has the authority to investigate whether the interconnection tariffs applied by operators with significant market power are cost-oriented and mandate that the tariffs be changed if they do not satisfy the cost-orientation requirement. Currently, we are the only operator of fixed and mobile services required to have cost-oriented interconnection tariffs. In a letter dated January 20, 2003, the PT informed our competitor NetCom that it intends to notify the company as an SMP operator in the national market for interconnection. As of today, such notice has not yet been given.

      We have signed approximately 30 agreements regarding interconnection with our fixed network, some of which are categorized as special network access. We have entered into the majority of our interconnection agreements through commercial negotiations. In some cases, the PT has mediated upon request from the party requesting interconnection. We requested mediation in one case. Mediation was requested mainly in connection with disputes over the published prices for interconnection. Since 1997, we have continuously informed the PT of our interconnection costs and pricing and submitted detailed accounts on our interconnection tariffs. Fixed network interconnection tariffs are also calculated on the basis of forecasted costs and volumes. On June 19, 2001, the PT decided that we must align prices for some of our interconnection products as our rate of return on origination and termination exceeds what the PT believes is reasonable return. However, the decision does not apply retroactively and the PT confirmed that our rate of return on fixed interconnection in the aggregate is within what it regards as reasonable. As a result of this decision, we reduced our termination and origination charges by 2% in October 2001. In August 2001, Tele2 filed an appeal with the Complaints Board against the PT’s decision on the grounds that this decision should apply retroactively and should address certain more specific aspects of the pricing of our interconnection services. On June 17, 2002 the Complaints Board issued its recommendation to the Ministry that the PT decision should be set aside. The Ministry issued its final decision in this important case as to whether the PT has the authority to require us to adjust prices with retroactive effect on December 19, 2002. The Ministry rejected the complaint and upheld the PT’s decision. The Ministry clarified that the PT’s authorization with respect to price decisions may not have retroactive effect.

      Telenor Mobile has direct interconnection with NetCom, Tele2 and our fixed network. All our mobile traffic with other fixed operators in Norway transits through our fixed network. At present, Telenor Mobile uses Telenor Global Services as international carrier for all its international traffic.

      The PT has taken the position that certain expenses may not be included in the calculation of the termination charges in the mobile network. After considering Telenor Mobile’s reported costs for the calculation of the termination charges as of April 20, 2001, the PT ordered Telenor Mobile to immediately align the price to the underlying relevant costs as earlier defined by the PT. In June 2001, we filed an appeal against the PT’s decision with the Complaints Board, which issued its recommendation to the Ministry that the PT’s decision be upheld. The Ministry has on July 4, 2002 issued its final decision, which confirmed the PT’s decision. Further, the PT has informed us that it intends to require us to lower our mobile termination rates based on the rate of return on mobile interconnection in our ONP report for 2001. In the second half of 2002, we submitted several written objections to the proposed decision to the PT, which has not yet issued any decision.

Access

      Access for resellers in the fixed network. We launched switchless resale products in the fixed network in 2001. These products are designed to allow resellers to offer their own services in the market through our network. However, on October 1, 2001, the PT required us to offer unbundled access and traffic products to other telephony services providers. This decision was based on the regulatory principle of non-discrimination. We filed an appeal against this decision with the Complaints Board. In November 2002, the Complaints Board issued its recommendation to the Ministry to confirm the PT’s decision, but the Ministry has not yet issued its final decision. During the product development process, the terms in our reference unbundled access product agreement has continuously been discussed with the PT and modified after its decision of January 14, 2003, in which the PT required us to change both the sign on fee and the price for switching service provider in the reference offer. We are required to distribute the costs of product development (approximately NOK 70 million) proportionally between internal and external service providers. We appealed the decision to the Complaints Board. The Ministry denied in a letter dated February 18, 2003 our request that the price adjustment in our reference offer be postponed until the Ministry issues a final decision. Furthermore, in a letter dated April 11, 2003, the PT informed us that it also intends to require us to lower our price on the unbundled access product to a level up to 25% below the end user price.

      Access for Mobile Virtual Network Operators (MVNOs). An MVNO provides mobile services without controlling radio spectrum or radio network facilities. The MVNO buys radio spectrum and access to core network components such as base stations, but keeps control over traffic routing and SIM-card production. In 1999, the Ministry concluded that mobile operators are not required to provide MVNOs access to their networks. Notwithstanding this decision, in December 2001, we publicly signaled our willingness to negotiate commercial agreements with MVNOs. We entered into certain MVNO roaming agreements with the Swedish company Tele2 on commercial terms in 2002. In a report to the Storting, the Ministry suggested that mobile operators with significant market power should be required to give access to their networks to MVNOs on non-discriminatory commercial terms.

      Access for mobile service providers. Both we and NetCom have signed wholesale agreements with mobile service providers. By the end of 2000, there were 14 mobile service providers with agreements to provide mobile services based on our or NetCom’s infrastructure. However, in 2001 the number of service providers decreased due to consolidation in the market. Unlike MVNOs, service providers buy all network services, including SIM-cards, from the mobile operators. The PT mediated upon request from a mobile service provider (Sense) renegotiating its contract with Telenor Mobile. The mediation was without result, and the PT required us to reduce our wholesale prices by at least 25% with effect from January 1, 2002 and also requested changes in several other clauses in our service provider contract. We filed an appeal against the price adjustment. Two other mobile service providers have also appealed the PT decision. In a preliminary decision, the Ministry ruled that, until the Ministry issues its final decision on the appeal, the price adjustment shall have effect from October 2002 and not from January 1, 2002. We adjusted the prices set forth in the agreement according to the PT’s decision, but the service provider claims that our adjustments have not correctly implemented the decision. We have provided the PT with information regarding our new prices. In a letter dated January 29, 2003, the PT requested additional information on external costs, product rate of return in 2002 and projections for 2003.

      Based on a complaint by the mobile service provider Sense, the PT has required us to unbundle a part of the wholesale agreement in order to give Sense, the opportunity to control traffic terminating abroad. We have filed an appeal with the Complaints Board against this decision.

      Access for value-added telephony service providers. We are required to provide network access for external providers of value-added telephony services. The terms and conditions must be non-discriminatory and similar to what is offered to our internal providers of such services, that is our business units. We offer access to all our competitors via standardized network external interfaces. In July 2001, the PT decided on the service provider Teletopia’s request that it be granted access to our mobile network in order to provide SMS and voice mail services through our network. The PT required Telenor Mobile to reach a special network access agreement with Teletopia. In August 2001, we filed an appeal against the PT’s decision with the Ministry, which confirmed the PT’s decision in January 2002 and required us to submit a proposal for such agreement no later than March 1, 2002. The negotiation with Teletopia and the following mediation by PT was without result, and the PT decided in a letter dated January 7, 2003 to set the price of the wholesale SMS service. We have filed a complaint with the Complaints Board and requested that the effectiveness of the price set by the PT be suspended until the Ministry issues a final decision. The Ministry has accepted our request.

Local loop unbundling

      Unbundling of access to the copper (physically twisted metallic pair) local loop permits our competitors to have physical access to, as well as lease capacity in, our copper local loop, and, as a result, our competitors may offer one billing relationship with the end user. Local loop unbundling has increased competition with respect to access to networks. Competitors may also install supplementary equipment, such as ADSL, on leased local loops to offer higher bandwidth services. On February 6, 2001, the Ministry issued revised regulations that require us to offer local loop unbundling in accordance with EU regulation. Since April 1, 2000, we have been offering to our competitors the ability to lease capacity in the local loop and we allow competing operators to deploy technical equipment in connection with our installations. This offering is equivalent to full unbundled access to the local loop. As a result of the revised regulations, in October 2001 we expanded our product portfolio to include “shared access” to the local loop, that is we offer the telephony service and the new entrant offers broadband data services. The terms in the reference offer for the shared access product has continuously been discussed with the PT and modified. Since October 2001, we have also offered access to the local sub loops. However, so far none of our competing operators have requested such access. Our pricing structure is based on cost.

Carrier selection

      Since January 1, 1998, all operators providing access to the fixed network have been required to allow their customers to select other operators to handle their calls. This can be done on a call-by-call basis by dialing a four-digit prefix in addition to the called telephone number, or by means of carrier pre-selection. With carrier pre-selection subscribers have the ability to make two pre-selections, which may be with two different carriers. The first pre-selection includes national traffic to geographical, most non-geographical and mobile numbers (traffic to numbers with extreme traffic fluctuations have been exempted) while the other pre-selection includes all international traffic.

      The PT has expressed some concern about an alleged misuse of fixed carrier pre-selection data by our customer service and sales and marketing divisions to win back our customers that have selected another carrier to handle their calls. As a result, in January 2003 it required us to develop and implement different levels of authorizations in our support systems and to revise our procedures for handling carrier pre-selection customers. Our sales and marketing divisions are required not to receive any information about carrier pre-selection. We lodged an appeal against the PT’s decision with the Complaints Board.

      There has been a regulatory requirement for call-by-call carrier selection in mobile networks since January 1, 1998. However, at this time, no agreements exist between mobile operators and alternative carriers regarding carrier selection in mobile networks. After a consultation period during the summer of 2000, the PT decided in December 2000 that carrier pre-selection is not required in mobile networks.

Mobile national roaming

      Mobile operators with significant market power (currently both us and NetCom) are required to provide national roaming to other mobile operators in areas where the requesting operator’s network does not have geographical coverage. The Ministry may set forth the conditions and the effective date for national roaming. GSM 1800 licenses require the licensee to build a network covering the four largest cities in Norway (Oslo, Bergen, Trondheim and Stavanger) before being entitled to have national roaming. Currently there is not a third GSM 1800 network in operation in Norway and, consequently, no national roaming between GSM networks has been implemented in the Norwegian mobile market. However, Teletopia is expected to commence operation of a GSM network during 2003.

      The Ministry has stated that the UMTS licensees have the right to have national roaming from GSM operators with significant market power for mobile services (Telenor and NetCom) in areas where the 3G operator’s network does not have coverage. There will be no requirement for the 3G operator to build its own network in specific areas before it is entitled to have national roaming with GSM operators. The provision of national roaming among 3G operators is not expected to be mandated in the short term.

Numbering and number portability

Numbering

      The PT is responsible for managing national numbering plans for telecommunications networks and services, including telephone numbers. Providers of public telecommunications services are allocated numbering resources from the PT upon specific application and the payment of a fee. The fees cover only the costs incurred by the PT in administering the relevant numbering resources.

Directory Inquiry Services

      In January 2002, the PT amended the Numbering Regulations in order to create more competition in the area of directory inquiry services. The new regulation requires providers of public telephony services to deliver their basic subscriber data (name, address and telephone number) to providers of directory inquiry services.

      The PT has also introduced a new 4-digit numbering range for directory inquiry services, from 1850 to 1899, which entered into service on February 15, 2002. Six service providers, including us, have so far been assigned numbers from this numbering range. In practice, three operators are competing in the market for directory inquiry services. The numbers 1881, 1882 and 1883 have replaced our old directory inquiry numbers 180 and 181.

Number Portability

      In October 1998, the PT decided to introduce number portability for telephone numbers in the fixed network (PSTN and ISDN) and for numbers for most non-geographical services (e.g. freephone, shared cost and premium rate services). Number portability allows subscribers to keep their telephone numbers when changing service providers. All public service providers must support number portability. Number portability in the fixed network was introduced in two phases in Norway. On June 1, 1999, the first phase, a simple call forwarding solution was implemented. The second phase, which offers a better technical solution optimizing routing of calls, was introduced during the second and third quarters of 2001.

      In February 2001, the PT decided to extend number portability to mobile telephone numbers, with the exception of our NMT service. Number portability in mobile networks became effective on November 1, 2001.

Rights of way

      Under the Telecommunications Act, registered providers of public networks or public telephony services have a general right to install telecommunications networks and equipment on public or private property subject to a case-by-case approval by the Ministry of Transport and Communications. The Telecommunications Act and the general Norwegian Expropriations Act give us certain rights to compel the landowner to accept the necessary steps to use his land for telecommunications purposes. The owner of the relevant premises is, however, entitled to compensation for any inconveniences caused, except where the right was acquired in order to connect the property concerned to a public telecommunications network. The level of compensation to be paid, if not agreed by the parties, is determined by official valuation according to applicable legal procedures. In the vast majority of cases, the parties independently agree on the level of compensation.

      We have a dispute with Vegdirektoratet, the Norwegian public highway operator. We only accept to cover the costs which the owners or concessionaires of public roads (and in principle all other public property) may incur due to cabling activities along such roads, while Vegdirektoratet sees compensation as an opportunity to generate a potential for additional income from the public property it administers. The

Ministry requested additional information about costs from Vegdirektoratet. We have received a study from independent consultants and we have commented on the report.

Competition Issues

      From time to time, our competitors and customers file complaints with the Norwegian Competition Authority and the EFTA Surveillance Authority (ESA) alleging that we are abusing our dominant market position in various respects or in respect to mergers. Moreover, these authorities may also start investigations on their own initiative.

EFTA Surveillance Authority

      Viasat complained in July 2001 to the ESA against an exclusive distribution agreement between TV2 and Canal Digital AS. Canal Digital answered a request for information in December 2001. ESA has thereafter issued further requests for information. Canal Digital responded to the latest request in November 2002. The distribution agreement has previously been considered by the Norwegian Competition Authority, which decided not to intervene against the agreement.

      We entered into two Mobile Virtual Network Operator (MVNO) roaming agreements with the Swedish company Tele2 in September 2002. These agreements are designed to allow us to enter into the Swedish market by using Tele2’s mobile networks and Tele2 to enter into the Norwegian market by using our mobile networks, in each case as a full service mobile operator. We and Tele2 informed the European Commission and the ESA of our MVNO arrangements by submitting of an informal “briefing paper” dated November 12, 2002. We met with the Commission and the ESA in February 2003 and these authorities have subsequently informed us that they have suspended their review of our agreements, but they may resume such review at a later stage.

      The ESA has requested information on Telenor’s ADSL pricing, both wholesale and to end users.

Norwegian Competition Authority

      There are several cases pending before the Norwegian Competition Authority. In July 2001, the Competition Authority requested Telenor Mobil AS to furnish information about Mobilbonus, a membership program targeting the consumer end users of Telenor Mobil AS. We furnished the requested information in August 2001. In January 2002, the Competition Authority notified Telenor Mobil AS that it was considering proceeding against us with respect to Mobilbonus. In its decision of July 10, 2002 the Competition Authority cleared the membership program provided that Telenor Mobil AS submitted to certain conditions.

      Two cases were initiated by NetCom AS. In January 2002, NetCom AS sought the Competition Authority’s intervention towards Telenor Mobil AS’s pricing policy after having recently changed its own pricing structure. Previously, NetCom had priced calls terminating in Telenor Mobil’s network higher than calls terminating in its own network and Telenor Mobil AS charges higher prices for calls terminating in NetCom’s network. The Competition Authority notified Telenor Mobil AS of the complaint, which it will review at a later stage. The PT dismissed this case on the grounds that this pricing policy does not have an adverse effect on competition. In November 2001, NetCom also complained to the Competition Authority alleging that Telenor Mobil AS forecloses the market for distribution of mobile subscriptions to end users in Norway through the use of exclusive distribution agreements. The NCA found that Telenor Mobile AS’ distribution agreements restricted competition and accordingly decided to prohibit Telenor Mobil AS’ use of exclusive distribution agreement in the Norwegian market. The decision became effective on January 1, 2003.

      We notified the acquisition of Utfors AS, which is a subsidiary of the Swedish company Utfors AB, to the Swedish Competition Authority and the Norwegian Competition Authority on November 18 and on November 28, 2002, respectively. The Swedish Competition Authority cleared the acquisition in December 2002. The Norwegian Competition Authority requested additional information and decided not intervene on February 26, 2003.

      We do not believe the cases pending before the ESA and the cases before the Norwegian Competition Authority are likely to have a material adverse effect on us.

ORGANIZATIONAL STRUCTURE

      Telenor ASA is a holding company that holds a majority of the group assets through various subsidiaries, which it owns or invests in. Each of the following are significant subsidiaries of Telenor ASA: Telenor Mobil AS, Telenor Mobile Communications AS, Telenor Telecom Solutions AS, Telenor Interkom Verwaltung GmbH, Pannon GSM RT, GrameenPhone Ltd, Dansk Mobile Holding AS and EDB Business Partner ASA. You should read “Item 19: Exhibits — Exhibit 8” for additional information on our significant subsidiaries. For information on our new business structure, you should read “Strategy — New Organization”.

PROPERTY, PLANTS AND EQUIPMENT

      Our principal executive offices are located at Snarøyveien 30, N-1331 Fornebu, Norway and comprise 147,000 square meters of office space. The total area of all our properties comprise 875,000 square meters. Substantially all of these properties are used for telecommunications and computer installations, service outlets, research and design centers and offices. Generally, we own most of our properties, although we also lease space in a number of locations. We currently lease approximately 225,000 square meters of office space pursuant to lease agreements

      Set forth below is a summary of our lease obligations through 2008:

	2003	2004	2005	2006	2007	After 2007

	(NOK in millions)
Total lease obligations	323	224	148	105	76	277

      We have developed properties that provide approximately over 187,000 square meters of new office space for an aggregate purchase price of approximately NOK 5.3 billion. Our new headquarters were completed in 2002 for a total cost of approximately NOK 3.9 billion. Our headquarters comprise approximately 147,000 square meters of office space with a capacity for 7,000 to 8,000 employees. Surplus square meters available will be sub-let or sold.

      We are actively engaged in the management of our properties. Through our division Telenor Eiendom Holding AS, we ensure that we have the use of sufficient office premises and floor space to enable our principal business activities to be carried out effectively and on favorable terms without substantial capital expenditures.

ITEM 5:     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      The following discussion should be read in conjunction with our consolidated financial statements, which have been prepared in accordance with Norwegian GAAP, which differ in certain respects from US GAAP. For a reconciliation of the material differences between Norwegian and US GAAP, see note 31 to our consolidated financial statements.

      We have implemented changes in our business area structure effective from January 1, 2003. You should read “Item 4: Information on the Company — Strategy — New Organization” for additional information on our new business area structure from 2003. The discussion below reflects our business area structure in 2002.

RESULTS OF OPERATIONS — GROUP

Revenues

	2000	2001	2002

	(NOK in millions)
External revenues
External revenues excluding gains on disposal of fixed assets and operations
Mobile	8,244	11,001	19,079
Networks	13,998	14,106	13,760
Plus	2,487	2,942	4,367
Business Solutions	3,358	4,616	4,444
EDB Business Partner	2,439	3,312	3,383
Other business units	2,538	2,994	3,320
Corporate functions and Group activities	195	375	315
Media(1)	1,557	1,258	—
Bravida(2)	1,796	—	—
Eliminations	(82)	—	—

Total external revenues excluding gains	36,530	40,604	48,668
Gains on disposal of fixed assets and operations	1,042	5,436	158

Total external revenues	37,572	46,040	48,826

(1)	9 months in 2001.

(2)	10 months in 2000.

      External revenues excluding gains on disposal of fixed assets and operations increased by 19.9% in 2002 compared to 2001. In 2002, 39% of external revenues derived from Mobile, compared to 27% in 2001. The formerly associated companies, DiGi.Com, which we consolidated from September 1, 2001, Pannon GSM, which we consolidated from February 4, 2002, and Kyivstar, which we consolidated from September 1, 2002, generated 87% of the increase in Mobile’s external revenues. Our mobile operations both in Norway and outside Norway showed a healthy growth. Networks’ external revenues decreased compared to 2001, due to reduced traffic as a result of transition to ADSL, migration of fixed traffic to mobile traffic and internal pre-selection traffic, where external revenues are reported in Plus and Business Solutions. The increase in Plus’ external revenues was mainly due to the consolidation of Canal Digital from June 30, 2002, increased sale of ADSL and pre-selection traffic (Internet). The decrease in Business Solutions’ external revenues related primarily to the weak market for operating services and software. External revenues in EDB Business Partner showed a marginal increase due to the effect of acquired businesses in its Operating area, while the underlying development was negative due to weak market conditions. The increase in external revenues for other business units was due to the acquisition of businesses in Satellite Services and increased sales in Satellite Networks, offset in part by decreased revenues from our former subsidiary Itworks.

      External revenues excluding gains on disposal of fixed assets and operations increased by 11.1% in 2001 compared to 2000. Approximately 50% of the increase in Mobile’s revenues was generated by its international operations, including DiGi.Com, which was consolidated as of September 1, 2001. Networks’ external revenues were in line with 2000. The increase in Plus’ external revenues was due to increased number of subscribers and increased revenues from broadcasting. The increase in Business Solutions’ external revenues in 2001 was due primarily to its international operations, including acquired businesses. EDB Business Partner increased external revenues primarily due to acquisition of new businesses. Media was sold effective of October 1, 2001, and Bravida became an associated company in November 2000.

      The table below shows our revenues broken down by operations in and outside Norway. Our proportional share of revenues from our associated companies and joint ventures are not included in our consolidated revenues. Many of our international operations are carried out in associated companies and joint ventures, especially mobile operations. The revenues in the table for consolidated companies are based on company location and do not include gains on disposal of fixed assets and operations.

	2000	2001	2002

	(NOK in millions)
Consolidated revenues
Norway	33,197	34,032	33,085
Outside Norway	3,333	6,572	15,583

Total revenues excluding gains	36,530	40,604	48,668

      Gains on disposal of fixed assets and operations in 2002 were due primarily to the sale of properties and some operations in corporate functions and Group activities. Gains on disposal of fixed assets and operations in 2001 were primarily related to the sale of Telenor Media with a gain of NOK 5,000 million, the sale of the subsidiary Norcom Network Communication Inc. with a gain of NOK 259 million and sale of properties. In 2000, gains on disposal of properties were NOK 517 million and the gain on disposal of subsidiaries totaled NOK 447 million.

Operating Expenses

Cost of materials and traffic charges

	2000	2001	2002

	(NOK in millions)
Traffic charges — network capacity	3,688	4,853	6,463
Traffic charges — satellite capacity	805	1,190	1,527
Cost of materials etc.	5,113	4,161	4,495

Cost of materials and traffic charges	9,606	10,204	12,485

      Traffic charges — network capacity consist mainly of traffic charges for providing fixed and mobile services, primarily in our Mobile, Networks and Business Solutions business areas. The increase in network capacity costs in 2002 compared to 2001 was due primarily to consolidation of formerly associated companies in Mobile and Business Solutions in 2001 and 2002. Traffic charges — satellite capacity are related to sales of Satellite Mobile services, that are part of Satellite Services, and satellite broadcasting services, that are part of Plus. The increase in satellite capacity costs was due to the acquisition of COMSAT Mobile Communications (included in Telenor Satellite Services Inc.) in 2002. We incurred cost of materials etc in each of our business areas. In particular, Mobile and Plus in the aggregate generated approximately two-thirds of our total cost of materials in 2002, due primarily to sales of customer equipment in Mobile and TV-program fees in Plus. The increase in cost of material etc. was due primarily to Pannon GSM and Canal Digital, which we consolidated during 2002, and more than offset the decrease due to the sale of our former subsidiary Telenor Media in 2001 and the bankruptcy of Itworks in 2002. Adjusted for acquisition and disposal of companies, all business areas showed a decrease in cost of materials etc. in 2002, due primarily to a decrease in sales of equipment.

      The increase in network capacity costs in 2001 compared to 2000 was primarily related to DiGi.Com and increased revenues in the Mobile business area, as well as activities in Business Solutions which we acquired or began operating during 2000 and 2001. The increase in satellite capacity costs was primarily related to SAIT (renamed Marlink), which we acquired on March 1, 2001. The decrease in cost of materials in 2001 was due to Bravida’s deconsolidation for part of 2000 and 2001 and reduced sale of equipment in several units, which was in part offset by costs related to increased sales in Mobile’s international operations, Business Solutions and Plus.

Own work capitalized

	2000	2001	2002

	(NOK in millions)
Cost of materials etc.	367	220	29
Salary and personnel cost	667	396	303
Other operating expenses	510	386	235

Total own work capitalized	1,544	1,002	567

      Own work capitalized is presented as a separate caption and is not netted against the related expenses in the profit and loss statement. The various Group companies consolidated in Telenor perform work on their own long-lived assets, which is capitalized, if appropriate. The Group companies expense the related costs in the line items cost of materials, salaries and personnel costs, or other operating expenses as appropriate. The costs that are capitalized are then reversed as change in own work capitalized. Several companies in the Group perform work on and deliver long-lived assets to other Group companies. These long-lived assets are capitalized by the purchasing company. For the Group as a whole this is regarded as a change in own work capitalized and the expenses recorded in the selling companies are reversed as a change in own work capitalized for the Group. Since November 1, 2000, Bravida has been an associated company; purchases from Bravida are now recorded directly on our balance sheet and not recorded as a change in own work capitalized. This contributed to a reduction in the change of own work capitalized in 2001 compared to 2000. The decrease in 2002 compared to 2001 was due to the lower level of investments.

Salaries and personnel costs

	2000	2001	2002

	(NOK in millions)
Salaries and holiday pay	8,109	7,897	7,659
Social security tax	1,212	1,132	1,168
Pension costs including social security tax	538	591	789
Other personnel costs	654	508	488

Total salaries and personnel costs	10,513	10,128	10,104

      The decrease in the salaries and personnel costs in 2002 compared to 2001 was due primarily to the disposal of certain businesses, especially Telenor Media, Itworks and companies in Nextra International. This was offset by the consolidation of formerly associated companies as well as the acquisition of COMSAT. Adjusted for acquisition and disposal of companies, total salaries and personnel costs were in line with 2001. There was a decrease in activities, especially in EDB Business Partner, Business Solutions and Teleservice due to weak market conditions. This decrease was partly offset by wage inflation. In 2002, we started implementing our program to improve operational efficiency, Delta 4. During 2002, particularly at the end of the year, certain employees were offered voluntary termination. Many of these employees were still employed as of December 31, 2002. As a result, although this decrease in the number of employees had some effect on salaries and personnel costs in 2002, the effect is expected to be more significant during 2003. Expenses for workforce reduction are recorded as a part of “Other operating expenses” and are not included in salaries and personnel costs.

      The number of full-time equivalent employees at December 31, 2002 increased by approximately 1,100 compared to December 31, 2001, due to consolidation of companies. The average number of full-time equivalent employees was higher in 2002 than for 2001. The consolidation of Pannon GSM as of February 4, 2002, Canal Digital as of June 30, 2002 and Kyivstar as of September 1, 2002 increased the total number of our full-time equivalent employees by approximately 2,700.

      Pension costs, including social security tax, increased in 2002 compared to 2001, primarily as a result of a one time NOK 82 million effect related to the accounting of previously granted pension benefits in Teleservice and Networks, an increase in salaries that was higher than we had estimated, increased interest cost and increased amortization of actuarial losses. Actuarial losses have increased in the course of the last three years mainly due to the reduction in the discount rate implemented as of December 31, 1999, as well as lower actual return on plan assets than estimated resulting from the reduction in share prices in the course of the last three years. In addition, salary increases and pensions adjustments, which were higher than we had originally estimated, contributed to an increase in actuarial losses. Pension costs including social security tax may continue to increase in the future due to high actuarial losses which are not reflected in the balance sheet or in the profit and loss statement. You should read note 7 to our consolidated financial statements for additional information about our pension costs.

      The decrease in salaries and personnel costs in 2001 compared to 2000 resulted primarily from the deconsolidation of Bravida. This was offset by expenses attributable to new businesses and wage inflation in general. The number of full-time equivalent employees increased by approximately 850 compared to the end of 2000. The average number of full-time equivalent employees was however lower than for 2000. The consolidation of DiGi.Com as of September 1, 2001 increased the total number of our full-time equivalent employees by 1,500 while the sale of Telenor Media reduced such number by approximately 2,350 as of October 1, 2001. As a result of our acquisitions, there was an increase of approximately 2,650 full-time equivalent employees in 2001. On November 1, 2000 the number of our full-time equivalent employees decreased by approximately 5,750 as a result of the deconsolidation of Bravida, which was offset in part by an increase of approximately 2,300 full-time equivalent employees resulting from our acquired businesses in 2000.

Other operating expenses

	2000	2001	2002

	(NOK in millions)
Cost of premises, vehicles, office equipment, etc	1,939	2,267	2,196
Operation and maintenance	954	2,673	3,418
Travel and travel allowances	772	750	560
Postage Freight and Telecommunication	365	343	327
Concession fees, fees for providing services	91	130	425
Marketing and sales commission	1,582	1,787	2,069
Advertising	596	598	916
Bad debt	191	362	337
Consultancy fees and external personnel	2,222	2,246	1,394
Costs for workforce reductions, loss contracts and exit from activities	(10)	625	982
Other	674	616	564

Total other operating expenses	9,376	12,397	13,188

      Other operating expenses increased by approximately NOK 0.8 billion, or 6.4%, in 2002 compared to 2001. Adjusted for the increased costs for workforce reductions, loss contracts and exit from activities of approximately NOK 0.4 billion and the net increase of approximately NOK 1.4 billion related to companies acquired and disposed of (excluding costs for workforce reductions, loss contracts and exit from activities), operating expenses decreased by approximately NOK 1 billion. In 2002, we began implementing our program to improve operational efficiency, Delta 4, which contributed to reducing other operating expenses, in particular consultancy fees, external personnel and travel costs. In 2002, we incurred expenses related to workforce reductions, loss contracts and exit from activities of NOK 982 million, an increase of NOK 357 million compared to 2001. Of the amount expensed in 2002, approximately NOK 0.7 billion was related to workforce reduction, and NOK 0.2 billion was related to loss contracts, especially property leases. You should read note 11 to our consolidated financial statements for additional information about costs for workforce reductions, loss contracts and exit from activities.

      Reduced costs for cost of premises, vehicles and office equipment in 2002 compared to 2001 was due to the replacement of leased properties with owned properties, especially our new headquarters at Fornebu outside of Oslo, and lower activity in some areas. This was partly offset by the effect of consolidating additional companies in Mobile.

      Increased operation and maintenance expenses in 2002 compared to 2001 was related to new companies in Mobile and new operations in EDB Business Partner.

      Our total marketing, sales commissions and advertising expenses increased by NOK 0.6 billion in 2002 compared to 2001 due to the net effect of companies acquired and disposed of, especially Pannon GSM, DiGi.Com, Kyivstar and Canal Digital. Adjusted for these companies, we had a reduction in these expenses mainly in Mobile in Norway due to lower sales of new subscriptions and lower level of sales commission per subscription, as well as lower marketing activity and reduced activity in Nextra International in Business Solutions. Marketing, sales commissions and advertising related to ADSL increased. Approximately NOK 0.2 billion of the increase in concession fees in 2002 compared to 2001 related to DiGi.Com and Pannon GSM.

      In 2001, we incurred expenses related to workforce reductions, loss contracts and exit from activities of NOK 625 million. We also recorded expenses of NOK 136 million related to legal proceedings in our Networks Business area, included in “other”. In addition, our other operating expenses increased due to new businesses and because our purchases from Bravida, which mainly affect operations and maintenance expenses, became external expenses since November 1, 2000. The effect of the sale of Telenor Media was not significant in 2001 compared to 2000. Increased cost of premises, vehicles and office equipment related to an increase in rent of properties for our new businesses and an increase in rented instead of owned properties. Marketing, sales commissions and advertising increased due to increased commissions in our Mobile business area, mainly related to campaigns and increased gross sale of contract subscriptions and prepaid cards. In our Plus business area we increased expenses related to marketing and advertising of digital and interactive services as well as ADSL. This was offset in part by lower marketing and advertising of ISDN as well as more use of Telemarketing instead of advertising in our Networks business area. Increased bad debt related partly to losses on a network operator, losses in our international Mobile and Business Solutions business and the fact that bad debt in 2000 was low. Development of new services and business in our Plus and Business Solutions business areas, as well as strategic projects and acquisition activities in corporate functions, resulted in an increased use of consultancy services and external personnel. This was offset in part by reduced expenses in our Networks and Mobile business areas due to our efforts to reduce usage of consultants and due to a decrease in acquisition activity and UMTS applications in our Mobile business area in 2001 compared to 2000.

Loss on disposal of fixed assets and operations

      Losses on disposal of fixed assets and operations totaled NOK 58 million in 2000 and NOK 63 million in 2001 in both years due primarily to discontinuance of equipment and sales of properties, and NOK 147 million in 2002 when we also incurred losses in connection with the sale of companies in Business Solutions and the bankruptcy of our former subsidiary Itworks AS.

Depreciation, Amortization and Write-downs

	2000	2001	2002

	(NOK in millions)
Depreciation of tangible assets	5,201	6,266	8,272
Amortization of goodwill	496	668	1,002
Amortization of other intangible assets	124	317	962

Total depreciation and amortization	5,821	7,251	10,236

Write-downs of tangible and other intangible assets	113	1,556	921
Write-downs of goodwill	—	2,266	2,632
Total write-downs	113	3,822	3,553

Total depreciation, amortization and write-downs	5,934	11,073	13,789

	2000	2001	2002
Specification of amortization of goodwill and other intangible assets

	(NOK in millions)
DiGi.Com	—	115	304
Pannon GSM	—	—	765
Kyivstar	—	—	87
Other Mobile	72	38	58
Total Mobile	72	153	1,214

Software licenses	72	155	134
Other Business Solutions	174	274	186
Total Business Solutions	246	429	320

Canal Digital	—	—	108
Other Plus	37	70	91
Total Plus	37	70	199

EDB Business Partner	152	196	169
Other	113	137	62
Total	620	985	1,964

	2000	2001	2002
Specification of write-downs

	(NOK in millions)
Mobile	34	22	2,289
Networks	14	570	18
Plus	12	494	135
Business Solutions	5	1,110	734
EDB Business Partner	1	1,262	364
Other	47	364	13

Total	113	3,822	3,553

      Depreciation of tangible assets increased by approximately NOK 2 billion in 2002 compared to 2001. Mobile contributed with approximately NOK 1.2 billion of the increase, due primarily to the consolidation of formerly associated companies. Canal Digital contributed with NOK 147 million. Shortened depreciation periods from April 1, 2001 for some fixed assets in our Norwegian fixed and mobile networks also increased depreciation by approximately NOK 90 million in 2002 for assets acquired prior to April 1, 2001. Depreciation also increased in Business Solutions by NOK 177 million, in Networks by NOK 255 million, and in Corporate functions by NOK 215 million, where the increase was due to our new headquarters at Fornebu and new IT-solutions.

      We made significant write-downs in 2001 and 2002, mainly due to a decline in market values and depressed market conditions in some of our operations. In 2001 and 2002, we evaluated the carrying values of our assets, and we made the resulting write-downs based on the market conditions and asset-specific circumstances in each period. If, among other things, market values continue to decline and market conditions continue to deteriorate, we may have to continue to perform impairment tests, as well as the annual impairment test of goodwill according to US GAAP. You should read “Other Issues — Critical Accounting Policies under Norwegian GAAP and Estimates” for additional information on our impairment tests.

      Of our total write-downs in 2002, NOK 2,138 million was goodwill related to DiGi.Com as a result of continued low publicly quoted share prices. The write-down was based on the publicly quoted share price at December 31, 2002, adjusted to reflect a control premium.

      In connection with the integration of our operating service business in Business Solutions with our internal IT operating environment, we decided to reduce the number of operating platforms and focus the activity of the operations. We also considered the sales potential for CA-software and the value of service contracts, platforms and equipment. Furthermore, we evaluated goodwill related to the remaining Nextra

International companies. Based on these evaluations, we wrote down fixed assets, goodwill and other intangible assets in Business Solutions by a total of NOK 734 million in 2002.

      In 2002, goodwill in EDB Business Partner related to the Banking & Financing area and Consulting area was written down by NOK 356 million based on discounted cash flows.

      The write-downs in Plus in 2002 primarily related to the lower demand in the SMATV market in Denmark and Sweden, delayed commercialisation of new broadcasting standards, as well as reduced expectations for the use of interactive TV as a payment facility.

      The increased depreciation and amortization in 2001 compared to 2000 was primarily related to the new companies. Shortened depreciation periods from April 1, 2001 for some fixed assets in our Norwegian fixed and mobile networks also increased depreciation by approximately NOK 280 million in 2001. This was partly offset by decreased depreciation and amortization due to the write-downs made during 2001, which are discussed below.

      In 2001, amortization of goodwill was related primarily to the Business Solutions and EDB Business Partner business areas.

      Amortization of software licenses in Business Solutions and other excess values related to DiGi.Com were the largest separate items in amortization of other intangible assets in 2001.

      The write-downs of goodwill in 2001 were related to EDB Business Partner (NOK 1,259 million), Business Solutions (NOK 869 million) and Itworks (NOK 134 million). The write-downs of fixed assets were mainly related to the transatlantic fiber capacity (TAT 14) in Networks (NOK 533 million) and satellite and satellite equipment in Plus (NOK 490 million). Write-downs of fixed assets in Business Solutions were NOK 249 million and write-downs in the messaging service business in TTYL were NOK 101 million.

Operating Profit (Loss)

      Our operating loss in 2002 was NOK 320 million compared to an operating profit of NOK 3,177 million in 2001. Our operating loss in 2002 was due primarily to write-downs of NOK 3,553 million, compared to NOK 3,822 million in 2001, and expenses for workforce reductions, loss contracts, exit from activities and previously granted pension benefits in Teleservice totalling NOK 1,048 million, compared to NOK 625 million in 2001. In 2001, we also recorded net gains on disposal of fixed assets and operations totalling NOK 5,373 million, of which NOK 5,000 million was recorded in Corporate functions and Group activities as a result of the sale of Telenor Media and NOK 259 million was recorded in Mobile as a result of the sale of Norcom Networks, compared to NOK 11 million in 2002. The following table shows the breakdown of expenses for workforce reductions, loss contracts and exit from activities by business area. This table and the table showing the breakdown of our write-downs under “— Depreciation , amortization and write-downs” explain in part the development of operating profit in each business area.

	2000	2001	2002

	(NOK in millions)
Expenses for workforce reductions, loss contracts and exit from activities
Mobile	—	—	120
Networks	—	—	161
Plus	(40)	49	92
Business Solutions	—	229	88
EDB Business Partner	—	170	111
Other(1)	30	177	476

Total	(10)	625	1,048

(1)	This line item corresponds to the same line item in “other operating expenses” except for 2002, where NOK 66 million related to previously granted pension benefits in Teleservice is included in “salaries and personnel costs”.

      The following table shows the impact on our operating profit of gains and losses on disposal of fixed assets and operations, expenses for workforce reductions, loss contracts and exit from activities and write-downs of tangible and intangible assets.

	2000	2001	2002

	(NOK in millions)
Operating profit	3,629	3,177	(320)
Adjustments for
Gains on disposal of fixed assets and operations	(1,042)	(5,436)	(158)
Losses on disposal of fixed assets and operations	58	63	147
Expenses for workforce reductions, loss contracts and exit from activities	(10)	625	1,048
Write-downs of tangible and intangible assets	113	3,822	3,553

Adjusted operating profit	2,748	2,251	4,270

      The following discussion of our operating profit excludes the effect of our write-downs and expenses for workforce reductions, loss contracts and exit from activities, as well as net gains on disposal of fixed assets and operations and it refers to operating profit so adjusted as adjusted operating profit.

      Adjusted operating profit increased by NOK 2,019 million, or 90%, to NOK 4,270 million in 2002 compared to 2001. A substantial portion of this increase resulted from our Mobile business area, due to a healthy growth and a positive effect of the consolidation of formerly associated companies during 2001 and 2002. Adjusted operating profit in the Networks business area decreased marginally compared to 2001 due to higher depreciation and amortization, which offset the effects of other cost reductions. Adjusted operating profit in the Plus business area decreased due mainly to expenses related to the sales of ADSL and the operating loss due to the consolidation of Canal Digital (approximately NOK 185 million, including amortization of net excess values). Adjusted operating profit in Business Solutions increased due primarily to the sale or termination of loss-generating companies in Nextra International. EDB Business Partner’s adjusted operating profit decreased due to weaker market conditions and adjusted operating profit from Other Business Units increased mainly due to the effect of businesses acquired or disposed of. In 2001, Telenor Media was sold and the operating profit in Telenor Media for the period ending on the date of the disposal of the company was NOK 262 million.

      Our operating profit in 2001 was NOK 3,177 million, a decrease of NOK 452 million or 12.5% compared to 2000. Our operating profit in 2001 was significantly influenced by net gains on disposal of fixed assets and operations, write-downs and expenses for workforce reductions, loss contracts and exit from activities. Excluding these effects the operating profit decreased by NOK 497 million, or 18%, to NOK 2,251 million in 2001. Our operating profit benefited from the increased profitability of the Mobile business area. Adjusted operating profit in the Networks business area was in line with that of 2000. Adjusted operating profit in the Plus business area decreased due to increased expenses in connection with the digitalisation of the cable-TV activities, the marketing of ADSL and the development of content services. Adjusted operating profit in Business Solutions decreased due to increased depreciation and amortization in connection with increased investments in the Norwegian business as well as business outside Norway acquired and developed during 2000 and 2001. For the other business areas, changes in adjusted operating profit were primarily due to increased expenses in corporate functions and Group activities related to higher activity in strategic Group projects and acquisition activities.

Associated Companies

	2000	2001	2002

	(NOK in millions)
Our share of:(1)
Net income (loss)	(1,086)	(318)	341
Amortization of Telenor’s net excess values	(776)	(1,427)	(862)
Write-downs of Telenor’s excess values	—	(11,597)	(1,965)
Gain on disposal of ownership interests	1,170	21,579	36

Net result from associated companies	(692)	8,237	(2,450)

(1)	The figures are partly based on our management’s estimates in connection with the preparation of our consolidated financial statements. Our consolidated profit and loss statement contains only the line item “net result from associated companies”. Our share of the other items shown in the table is not included in our consolidated financial statements, but this information is set forth in note 16 to our consolidated financial statements. Net excess values are the difference between our acquisition cost and our share of equity at the time of the acquisition of the associated companies.

      The results from associated companies were influenced by our acquisitions, disposals and consolidation of subsidiaries in 2000, 2001 and 2002 and by our write-downs in 2001 and 2002. Bravida became an associated company as of November 1, 2000. DiGi.Com was consolidated as a subsidiary as of September 1, 2001, Telenordia was consolidated as a subsidiary as of October 1, 2001, Pannon was consolidated as a subsidiary as of February 4, 2002, Canal Digital was consolidated as a subsidiary as of June 30, 2002 and Kyivstar was consolidated as a subsidiary as of September 1, 2002. VIAG Interkom and Esat Digifone were sold at the beginning of 2001. Extel was sold at the end of 2002 and StavTeleSot at the beginning of 2003 to VimpelCom-Region.

      Net income in 2002 reflects a write-down of OniWay of NOK 316 million recorded at the end of 2002. The net effect of companies that were consolidated during 2001 and 2002 was an increase in net income from associated companies in 2002 compared to 2001. Apart from the effect of associated companies acquired, sold or consolidated as subsidiaries, there was underlying growth in the results of most of the associated mobile companies, especially Vimpelcom, Cosmote and Connect Austria.

      Decreased amortization of net excess values in 2002 compared to 2001 was due to companies which were consolidated during 2001 and 2002, as well as to the effect of write-downs in 2001. Write-downs of our net excess values in 2002 were mainly related to Sonofon, with NOK 1,000 million, and DTAC/ UCOM, with NOK 881 million. During 2002, the market values of mobile companies continued to decline and the write-downs, both in 2002 and 2001, were made on the basis of discounted cash flows and comparison to the value of similar companies, in the case of Sonofon, and quoted share prices in the case of DTAC/ UCOM. You should read “Other Items — Critical Accounting Policies under Norwegian GAAP and Estimates” for additional information about our write-downs. Gains on disposal in 2002 related to the sale of Extel.

      The increase in net income from associated companies in 2001 compared to 2000 was due to foreign mobile companies.

      Higher amortization of our net excess values in 2001 compared to 2000 was mainly due to companies acquired during 2000. Amortization in the second half of 2001 was in line with the same period in 2000 due to the write-down of Sonofon.

      Write-downs in 2001 related primarily to Sonofon and Telenordia as of June 30 (NOK 7,500 million and NOK 665 million, respectively) and DTAC/ UCOM as of December 31 (NOK 3,400 million).

      We sold our ownership stakes in VIAG Interkom and Esat Digifone in 2001, with a combined gain before taxes of NOK 21.4 billion in 2001. The sale of Ephorma AS and European Medical Solutions Group AS by EDB Business Partner contributed a combined gain of NOK 141 million in 2001. We realized gains by reducing our ownership stake in Cosmote and Scandinavia Online in 2000.

Financial Income and Expenses

	2000	2001	2002

	(NOK in millions)
Dividends from satellite organizations	196	97	—
Interest income	573	740	476
Other financial income	59	60	91
Total financial income	828	897	567
Interest expenses	(1,965)	(1,638)	(1,901)
Other financial expenses	(96)	(53)	(96)
Capitalized interest	140	295	164
Total financial expenses	(1,921)	(1,396)	(1,833)
Net foreign currency gain/loss	(64)	(402)	(311)
Gain on sale of financial assets	376	491	59
Loss and write-downs of financial assets	(153)	(749)	(848)
Net gain on financial assets	223	(258)	(789)

Net financial items	(934)	(1,159)	(2,366)

      The reduction in total financial income in 2002 compared to 2001 was mainly related to reduced interest income on investments in interest-bearing financial assets. In 2001, we held a portion of the proceeds from our large disposals in liquid assets in anticipation of payment of investments and repayments of liabilities. The satellite organizations were incorporated in 2000 and 2001, and distributed no dividends in 2002.

      The increase in total financial expenses in 2002 compared to 2001 was due to increased interest bearing liabilities and higher average interest rates. At the beginning of 2002, our interest bearing liabilities increased significantly due primarily to the acquisition of Pannon GSM. At the end of 2002, we increased our interest bearing liabilities by NOK 2.4 billion due to a tax claim regarding the sale of Sonofon Holding A/ S, in connection with which we also issued a NOK 2.4 billion guarantee to the Norwegian tax authorities, and by NOK 0.5 billion due to a judicial proceeding in Greece. We expensed interest of approximately NOK 160 million on these claims in 2002. If the outcome of the judicial proceeding relating to Sonofon is unfavorable to us, we would have to pay interests in arrears of 12% per annum on the principal amount, but not compound interest, from the time we issued the guarantee until we pay the claim. As a result of our decision to expense the tax claim at the end of 2002, we expect to continue to expense such interest for as long as the guarantee remains outstanding. You should read “— Income taxes”, “Capital Resources” and “Item 8: Financial Information — Legal Proceedings” for additional information about these claims.

      Increased average interest rates compared to 2001 were due to financing activities by some subsidiaries, which have their own external financing, while the average interest rates for financing through the parent company were reduced slightly. Capitalized interest decreased in 2002 compared to 2001 due to the lower level of investments in our fixed network in Norway and the completion of our new headquarters at Fornebu outside of Oslo.

      Net foreign currency losses in 2002 were primarily related to currency hedging of the purchase price for the shares in Pannon GSM in Euro, accounts receivable in foreign currency and interest bearing liabilities in consolidated entities abroad. Hedge accounting is not permitted for currency hedging of forecasted equity investments, as Pannon GSM. The value of the Euro relative to the Norwegian Kroner decreased between the execution of the hedging transaction and its settlement and a foreign currency loss was accordingly recorded in connection with the hedging transaction. The reported investment amount for Pannon GSM in Norwegian Kroner was reduced correspondingly.

      The loss and write-down of financial assets related mainly to the write down of the shares in Inmarsat, New Skies, Sponsor Service ASA and Venture companies in addition to NOK 78 million in capital contribution to Telenor Pension Fund written down to the book value of the equity in the fund. The Inmarsat shares are valued in U.S. Dollars and the write down of NOK 422 million was a result of the weakening of the U.S. Dollar against the Norwegian Kroner during 2002. The shares in New Skies were written down by

NOK 94 million to the current quoted market price as of December 31, 2002, due to a significant decline in the publicly quoted share price. Sponsor Service ASA filed for bankruptcy in the beginning of 2003, and a loss of NOK 66 million was recognised in 2002. In 2002, we realized small gains and losses on shares compared to previous years.

      Reduced financial expenses in 2001 compared to 2000 related to reduced gross interest-bearing liabilities for the year on average. Gross interest-bearing liabilities increased considerably in the second half of 2000 due to financing of acquisitions and decreased significantly during 2001 due to disposals. Capitalized interest increased in 2001 compared to 2000. This was mainly due to the construction of our new headquarters at Fornebu.

      Net foreign currency losses in 2001 related primarily to the Esat Digifone and VIAG Interkom transactions in the first quarter, and the DiGi.Com transaction in the third quarter. In the first quarter, some of the proceeds from the sale of VIAG Interkom were held in Euro in anticipation for payment of other investments in this currency. Due to depreciation of the Euro compared to NOK in this period, a currency loss was recorded on these liquid assets. In anticipation of receiving payment from the sale of Esat Digifone, we hedged some of the proceeds, but these activities did not qualify as hedging for accounting purposes. The currency losses on these hedge transactions were offset by an increased gain on the sale of Esat Digifone. In the third quarter, we retained liquid assets in U.S. dollar until we paid for the shares in DiGi.Com in September. The U.S. dollar exchange rate fell compared to NOK in this period, which resulted in a currency loss of approximately NOK 200 million. The cost price of DiGi.Com was correspondingly reduced.

      NOK 365 million of the sales gain in 2001 related to the sale of North West GSM. The net loss and write-downs in 2001 included NOK 229 million relating to the write-down of shares in Scandinavia Online AB and the losses from sales and write-downs of shares, particularly in our Venture business.

Income Taxes

      The corporate income tax rate in Norway is 28.0%. In 2002, we recorded a loss before taxes and minority interests and, therefore, we had a tax income. Our effective tax rate (income taxes as a percentage of profit before taxes) was 38.0% in 2001 and 43.0% in 2000.

      In 2002, we realized taxable losses on liquidation and sale of companies in our Group. The liquidation of Telenor Digifone Holding AS and sale of companies within Business Solutions International in aggregate contributed to approximately NOK 3.9 billion in tax deduction. This was partly offset by our decision in the third quarter 2002 to record as an expense the tax claim of NOK 2.4 billion in connection with the partial challenge of our tax return for 2001, as well as NOK 0.4 billion in connection with a lawsuit in Greece.

      Following the ordinary assessment of our 2001 tax returns, the Norwegian tax authorities did not recognize the loss deriving from the disposal of the shares in Sonofon Holding A/ S as tax deductible. In the 2001 tax return for Telenor Communication AS (now Telenor Eiendom Holding AS) we recognized this loss of NOK 8.6 billion upon the disposal of shares in Sonofon Holding A/ S to Dansk Mobil Holding AS, a sister company of Telenor Eiendom Holding AS. The disposal was carried out as an integral part of the overall restructuring of our Group. As a result of this challenge of our tax loss, we made a provision and we increased our tax expenses in 2002 by NOK 2.4 billion, as such an amount was recorded as a reduction in taxes in 2001. In January 2003, we initiated proceedings against the Norwegian tax authorities to oppose this claim. You should read “Capital Resources” and “Item 8: Financial Information — Legal Proceedings” for additional information about this tax claim.

      The challenge of our tax return has increased the RISK adjustment (adjustment of the tax costprice, that only affect our Norwegian investors) for Telenor ASA as of January 1, 2002 by NOK 3.44 per share. You should read “Item 10: Additional Information — Taxation” for additional information on RISK. Any subsequent final reassessment as a result of a court ruling in our favour will decrease the RISK adjustment with effect from January 1 in the year of reassessment.

      In January 2003, a court in Athens, Greece, ruled in favour of the plaintiffs on their claim for an alleged breach of contract arising out of Telenor B-Invest AS’s sale of Cosmote shares to WR Com Enterprises Ltd in exchange for WR Com Enterprises Ltd’s shares in Telenor B-Invest AS. You should read “Item 8: Financial Information — Legal Proceedings”. We appealed the court’s decision in April 2003. In 2002, we have expensed NOK 0.4 billion as a tax expense relating to the claim which is the amount that was recorded as a reduction in taxes in 2000.

      Losses in our associated companies and subsidiaries outside Norway, together with the amortization and write-downs of much of our net excess values (mainly goodwill), were to a great extent not recognized as deferred tax assets, which increased our tax expenses relative to net income before taxes in 2000, 2001 and decreased our tax income in 2002. In 2001, these effects were partly offset by parts of the write-downs of excess values in 2001 that were recorded as temporary differences which give rise to deferred tax assets. This was mainly related to EDB Business Partner. Due to agreements to sell some activities of Business Solutions outside of Norway, we also recognized tax assets related to losses in these companies. In addition, reduction in the fair value of our associated company Sonofon was also realized in 2001 for tax purposes, and reduced our estimated current taxes by NOK 2.4 billion. As mentioned above, the tax authorities in 2002 challenged the tax return for 2001. There was also a low taxable gain from the sale of Telenor Media due to a high cost price for tax purposes established in connection with the formation of the new holding company Telenor ASA in 2000.

      Prior to our IPO in December 2000, a new parent company for the Group (Telenor ASA) was incorporated and all shares in Telenor AS were contributed to Telenor ASA as an in kind contribution. At the same time, Telenor AS changed its name to Telenor Communications AS and in 2002 to Telenor Eiendom Holding AS. The tax cost base of the Telenor Eiendom Holding AS shares equal estimated fair value at the time when the in kind contribution was made. As a necessary part of the overall restructuring of the Telenor Group, in 2001 and 2002 we demerged or sold entities from Telenor Eiendom Holding AS to holding companies for the different business areas. To the extent Telenor ASA should dispose of shares in Telenor Eiendom Holding AS, or dispose of shares in entities demerged from Telenor Eiendom Holding AS, any taxes will be computed on the difference between the consideration received and the high tax base cost, as established through the in kind contribution.

Minority Interests

		Year ended December 31,			At December 31,
	At December 31,
	2002	2000	2001	2002	2001	2002

		Minority	Minority	Minority	Minority	Minority
		part of	part of	part of	Interests	Interests
	Minority	net income	net income	net income	in the	in the
	share in %	(loss)	(loss)	(loss)	balance sheet	balance sheet

	(NOK in millions)
Telenor Venture AS	36.3	22	(83)	(6)	71	65
Telenor Venture II ASA	49.0	0	(7)	(67)	136	143
JSC Kyvistar GSM	45.8	0	0	51	0	857
OJSC Comincom/ Combellga	25.0	3	6	15	192	160
DiGi.Com bhd	39.0	0	44	47	1,386	1,113
GrameenPhone Ltd(1)	53.6	53	126	162	247	328
EDB Business Partner ASA	48.2	13	(764)	(555)	1,469	914
Other		(25)	(43)	(4)	38	93

Total		66	(721)	(358)	3,539	3,673

(1)	We have a voting interest of 51% in GrameenPhone Ltd.

      The table shows the largest minority interests in the profit and loss statements and in the balance sheets in the respective periods. The minority part of net income for EDB Business Partner for 2001 and 2002 was affected by amortization and write-downs of net excess values of NOK 328 million and 295 million, respectively. The net excess values arose mainly in 1999 and 2000 in connection with our purchase of EDB

ASA and the decrease in our ownership interest in EDB Business Partner, where the minority interests were recorded at fair value, which was in excess of book value of the minority’s part of equity in EDB Business Partner.

RESULTS OF OPERATIONS BY BUSINESS AREA

      The following tables sets forth selected financial data for our business areas for the period 2000-2002.

	2000	2001	2002

	(NOK in millions)
Revenues excluding gains on disposal of fixed assets and operations
Mobile	9,776	12,299	20,346
Networks	16,365	16,562	16,487
Plus	2,862	3,374	4,851
Business Solutions	4,316	5,940	6,157
EDB Business Partner	3,944	4,770	4,338
Other business units	4,029	4,033	3,978
Corporate functions and Group activities	3,152	2,774	2,707
Media(1)	1,655	1,338	—
Bravida(2)	4,222	—	—
Eliminations	(13,791)	(10,486)	(10,196)

Total revenues excluding gains	36,530	40,604	48,668
Gains on disposal of fixed assets and operations	1,042	5,436	158

Total revenues	37,572	46,040	48,826

	2000	2001	2002

	(NOK in millions)
Operating profit (loss)
Mobile	1,594	2,495	1,414
Networks	3,047	2,175	2,526
Plus	135	(841)	(883)
Business Solutions	(1,173)	(2,968)	(1,807)
EDB Business Partner	201	(1,208)	(409)
Other business units	(181)	(686)	(90)
Corporate functions and Group activities	16	4,139	(1,185)
Media(1)	301	262	—
Bravida(2)	(9)	—	—
Eliminations	(302)	(191)	114

Total operating profit (loss)	3,629	3,177	(320)

(1)	9 months in 2001.

(2)	10 months in 2000.

TELENOR MOBILE

	2000	2001	2002

	(NOK in millions)
External revenues
mNorway	7,564	8,746	9,441
Pannon GSM	—	—	4,502
DiGi.Com	—	901	2,702
GrameenPhone	537	1,185	1,589
Kyivstar	—	—	708
Other units in Mobile	143	169	137
Total external revenues	8,244	11,001	19,079
Internal revenues	1,532	1,298	1,267
Gains on disposal of fixed assets and operations	23	259	—

Total revenues	9,799	12,558	20,346
Total operating expenses	8,205	10,063	18,932

Operating profit	1,594	2,495	1,414
Associated companies	(460)	9,677	(2,030)
Net financial items	(821)	(496)	(2,050)

Profit before taxes and minority interests	313	11,676	(2,666)

Reconciliation of EBITDA to operating profit
EBITDA	2,720	4,067	7,482
Depreciation, amortization and write-downs	1,126	1,572	6,068

Operating profit	1,594	2,495	1,414

EBITDA/total revenues	28%	32%	37%
Operating profit/total revenues	16%	20%	7%
Investments:
— Capex	1,978	2,716	3,731
— Investments in businesses	30,865	4,495	8,894
Total full-time equivalent employees (period end)	2,481	4,217	6,551
— Of which outside Norway	531	2,084	4,673

      The Mobile business area’s results in 2002 and 2001 were affected by the consolidation of:

•	Kyivstar as a subsidiary effective from September 1, 2002 when we increased our ownership interest in the Ukraine operator from 45.4% to 54.2%.

•	Pannon GSM as a subsidiary effective from February 1, 2002 when we increased our ownership interest in the Hungarian operator from 25.8% to 100%.

•	DiGi.Com as a subsidiary effective September 1, 2001 when we increased our ownership interest in the Malaysian operator from 32.9% to 61.0%.

      In addition to the effects from the consolidation of Kyivstar, Pannon GSM and DiGi.Com, there was an underlying growth in revenues without a corresponding growth in expenses in all companies. This contributed to an increase in operating profit before amortization, depreciation and write-downs of tangible and intangible assets (referred to as EBITDA) in 2002 compared to 2001, while amortization and depreciation increased, mainly due to consolidation of these companies. The reduction in operating profit compared to 2001 was due to the write-down of goodwill by NOK 2.1 billion related to DiGi.Com. You should read “Item 3: Key Information — Selected Consolidated Financial and Statistical Data” for our detailed definition of EBITDA.

      The Mobile business area’s results in 2001 were affected by the consolidation of DiGi.Com as a subsidiary effective September 1, 2001. Excluding DiGi.Com, there was an underlying growth in revenues without a corresponding growth in costs. This contributed to an increase in EBITDA and operating profit in

2001 compared to 2000. Gains on disposal of fixed assets and operations in 2001 were due to the sale of the subsidiary, Norcom Networks Communication Inc., with compensation in the form of shares in the publicly listed Canadian company, Wireless Matrix Corporation, in the first quarter of 2001.

      An increasing proportion of our revenues and profits (losses) are derived from our international mobile operations and investments. Fluctuations in currency exchange rates between the Norwegian Kroner and the functional currencies of our international mobile subsidiaries could affect our reported earnings and the value in Norwegian Kroner of the investments. For example, in 2002 the significant strengthening of the Norwegian Kroner had an adverse effect on the results of operations and the value of our investments reported in Norwegian Kroner of our mobile subsidiaries DiGi.Com (Malaysia), Kyivstar (Ukraine) and GrameenPhone (Bangladesh).

Telenor Mobile — mNorway

	2000	2001	2002

	(NOK in millions)
External revenues
Mobile outgoing traffic	3,104	3,500	3,880
Mobile incoming traffic(1)	289	392	389
Roaming	1,084	1,209	1,220

Total traffic	4,478	5,101	5,489
SMS/ MobilInfo/ CPA(1)	792	1,187	1,530
Subscription and connection fees	1,318	1,328	1,350
Customer equipment	720	620	616
Service providers and other	257	510	456

Total external revenues	7,564	8,746	9,441
Internal revenues	1,532	1,310	1,254
Gains on disposal of fixed assets and operations	—	—	—

Total revenues	9,096	10,056	10,695

Reconciliation of EBITDA to operating profit
EBITDA	3,181	3,731	4,330
Depreciation and amortization and write-downs	965	1,105	1,322

Operating profit	2,216	2,626	3,008

EBITDA/total revenues	35%	37%	40%
Operating profit/total revenues	24%	26%	28%
Capex	1,485	1,674	750
Total full-time equivalent employees (period end)	1,754	1,825	1,713
No. of subscriptions (in thousand)	2,199	2,307	2,382

(1)	Revenues from SMS-terminated traffic are reclassified for 2000 and 2001 from “Mobile incoming traffic” to “SMS/MobilInfo/CPA”.

Operating profit and EBITDA — mNorway

      Operating profit in 2002 was NOK 3,008 million, an increase of 14.6% compared to 2001. This includes depreciation, amortization and write-downs of tangible and intangible assets, which increased as an effect of high investments during 2001, the shortening of depreciation periods as of April 1, 2001 and a write down related to the IT-systems portfolio in 2002. Operating profit before depreciation, amortization and write-downs of tangible and intangible assets (referred to as EBITDA) increased in 2002 compared to 2001 due to change in the revenue mix, with a larger share of the revenues being generated from higher margin products. Adjusted for expenses of NOK 104 million for workforce reductions in 2002, other operating expenses were reduced as an effect of cost reduction actions through 2002.

      Operating profit in 2001 increased by 18.5% compared to 2000. This includes depreciation, amortization and write-downs of tangible and intangible assets, which increased due to shortening of depreciation periods for some equipment from April 1, 2001 and increased level of investments in the digital network. The increase in EBITDA in 2001 compared with 2000 was due to higher traffic as a result of more subscriptions, a large increase in the use of text messages (SMS) and content services (MobilInfo/ CPA (Content Provider Access)), in addition to increased revenues from service providers which more than offset increased operating expenses.

Revenues — mNorway

      Our market share for GSM subscriptions at December 31, 2002 was estimated to be 61%, that is the same level as at December 31, 2001. During the same period, the estimated mobile penetration in Norway increased from 80% to 84%.

      In 2002, increased external revenues from outgoing mobile traffic in Norway were due primarily to the increase in the number of subscriptions and to the increase in traffic generated on average by each subscription.

      External revenues from incoming mobile traffic in 2002 were in line with 2001 due primarily to an increase in volume, which offset the price reduction effective from May 5, 2001.

      External revenues from roaming remained stable despite an increase in volume generated by Norwegians abroad due to the strengthening of the Norwegian Kroner.

      The increase in external revenues from SMS and Content Provider Access was due to a higher number of messages and subscriptions. The number of messages increased by 322 millions to 1,692 millions in 2002, and on average each subscription generated a higher number of text messages in 2002 Revenues increased more than volume as a result of a higher average price in 2002 compared to 2001.

      External revenues from subscription and connection fee were relatively stable due to a change in subscription mix to lower priced subscriptions, which was offset by the effect of a higher number of subscriptions.

      External revenues from sales of customer equipment primarily related to sales of handsets and computer equipment through our wholly-owned distributors.

      External revenues from service providers were stable in 2002 compared to 2001. Price reduction was offset by a higher number of subscriptions and a small increase in traffic.

      Other external revenues decreased in 2002 compared to 2001 as a result of lower sales of SIM cards to service providers and foreign operators.

      Decrease in internal revenues was due to lower prices in 2002 compared to 2001.

      Our market share of GSM subscriptions at December 31, 2001 was estimated to be 61%, compared to 66% at December 31, 2000. The reduction was related to increased competition, partly as a result of the presence of more service providers. During the same period, the estimated mobile penetration in Norway increased from 72% to 80%.

      Total revenues from outgoing mobile traffic in Norway increased in 2001 compared to 2000 mainly as a result of the increase in the number of subscriptions and that on average each subscription generated more traffic. In the last quarter of 2001, the generally low level of travel activity reduced the roaming revenues.

      Revenues from incoming mobile traffic increased in 2001 compared to 2000 despite reduced prices in 2001. This was due to an increase in the incoming traffic from external telecom operators. The price reduction in incoming traffic had a negative effect on internal revenues in 2001.

      The increase in roaming revenues resulted from a higher number of subscriptions, more roaming agreements and from the fact that each subscriber rang more on average.

      A significant increase in the number of text messages resulted in increased revenues from SMS, MobilInfo and CPA in 2001 compared to 2000. On average each subscription generated a higher number of text messages.

      The decrease in revenues from sale of equipment from 2000 to 2001 is explained by the reduction in the sale of personal computers.

      External service providers were given access to our mobile networks from the first quarter of 2000, and the revenue from this service has increased from NOK 154 million in 2000 to NOK 446 million in 2001. The increase was due to more subscriptions with the various service providers. As of December 31, 2001, agreements had been entered into with eight service providers.

Operating expenses — mNorway

	2000	2001	2002

	(NOK in millions)
External costs of materials and traffic charges	1,740	1,793	1,872
Internal costs of materials and traffic charges	743	814	722

Total costs of materials and traffic charges	2,483	2,607	2,594
Own work capitalized	(14)	(55)	(52)
Salaries and personnel costs	888	976	1,064
Other external operating expenses	1,854	2,021	1,970
Other internal operating expenses	704	776	789
Depreciation and amortization	931	1,083	1,207
Write-downs	34	22	115
Losses on disposal of fixed assets and operations	—	—	—

Total operating expenses	6,880	7,430	7,687

      Increased operating expenses in 2002 compared to 2001 were mainly due to higher depreciation, amortization and write-downs, and expenses in connection with staff reductions.

      Costs of materials and traffic charges in 2002 were slightly lower than in 2001 mainly due to reduced expenses for traffic abroad as a result of the strengthening of the Norwegian Kroner and lower sales of SIM cards. This was partly offset by higher traffic charges from the increase in generated traffic (voice and SMS) to subscribers in other telecom operators’ networks.

      Salaries and personnel costs increased in 2002 compared to 2001 due to increase in salaries and number of employees.

      Other operating expenses decreased in 2002 compared to 2001 despite expenses for workforce reductions of NOK 104 million which were recorded at the end of 2002. The decrease in expenses was due to cost reduction measures, especially reduced usage of consultants and reduced marketing and sales commissions.

      Depreciation and amortization increased in 2002 compared to 2001 due to the relatively high level of investments during 2001 and the shortening of depreciation periods as of April 1, 2001. Increased write-downs in 2002 were mainly related to assets no longer in use in our IT-system portfolio.

      The increase in operating expenses in 2001 compared to 2000 was mainly due to expenses related to a higher number of subscriptions, increased traffic, new products and services and the introduction of our loyalty program.

      Costs of materials and traffic charges in 2001 increased compared to 2000 due to increased traffic. Costs for traffic abroad increased due to increased traffic from Norwegians abroad as a result of more subscriptions, increased traffic per subscription, and more roaming agreements. Traffic costs in Norway increased as a result of an increase in the traffic generated (voice and SMS) to subscribers in other telecom operators’ networks. Lower sales of customer equipment in 2001 led to lower costs for materials.

      Salary and personnel costs increased in 2001 compared to 2000 due to an increase in the number of employees and a general increase in salaries.

      Other operating expenses increased in 2001 as a result of increased sales commissions, increased costs linked to rent and operation of equipment and premises. Sales commission increased by NOK 148 million to NOK 983 million in 2001, mainly as a result of campaigns and higher gross sale of contract subscriptions and prepaid cards.

      As of April 1, 2001, individual depreciation periods related to switches and radio equipment were reduced due to the anticipated shorter economic life of these assets. This led to an increase in depreciation in 2001 of approximately NOK 110 million for equipment acquired before April 1, 2001. Other depreciation and amortization expenses increased, mainly as a result of the increased level of investments in the digital network.

Capital expenditure — mNorway

      Capital expenditures were substantially lower in 2002 compared to 2001 due to diminishing capacity and coverage investments as growth in traffic decreased. The increase in capital expenditures from 2000 to 2001 was due to the increase in IT and UMTS investments in 2001.

Pannon GSM — Hungary

	2000	2001	2002(1)

	(NOK in millions)
Mobile related revenues	—	—	4,187
Other revenues	—	—	318
Total revenues	—	—	4,505

Reconciliation of EBITDA to operating profit
EBITDA	—	—	1,586
Depreciation, amortization and write-downs	—	—	715

Operating profit	—	—	871

EBITDA/total revenues	—	—	35%
Operating profit/total revenues	—	—	19%
Capex	—	—	825
Total full-time equivalent employees (period end)	—	—	1,523
No. of subscriptions (100% in thousands)	—	—	2,450

(1)	The table shows figures included in the accounts for Telenor from the date of acquisition.

      We consolidated Pannon GSM as a subsidiary effective February 4, 2002, when we increased our ownership interest in the company from 25.8% to 100%. The following discussion and analysis of Pannon GSM’s results of operations is based on Pannon GSM’s financial statements for the years ended December 31, 2001 and 2002, as prepared by Pannon GSM, which we have adjusted to conform materially with Norwegian GAAP. We believe that such information provides a more useful measure of comparative financial performance for a period when we had not yet consolidated Pannon GSM. However, such information does not purport to represent what the actual results of operations would have been had Pannon GSM been consolidated from January 2001 and is not necessarily indicative of future operating results.

Operating profit and EBITDA — Pannon GSM

      Operating profit increased in 2002 compared to 2001, including depreciation, amortization and write-downs of tangible and intangible assets, which increased due to write-downs of outdated network elements. Operating profit before depreciation, amortization and write-downs of tangible and intangible assets (referred to as EBITDA) increased in 2002 compared to 2001 by NOK 0.3 billion due to higher traffic as a result of more subscriptions, and increased use of text messages (SMS), which more than offset increased operating expenses. Provisions of NOK 56 millions were made in 2002 for the estimated effect of charges related to introduction of Universal Service Obligation with effect from February 1, 2002. The operating profit margin increased in 2002 compared to 2001, and the EBITDA margin increased from 35% to 36% in 2002.

Revenues — Pannon GSM

      In 2002, Pannon had an 18% increase in revenues to NOK 4.9 billion compared to 2001. This growth was primarily due to increased traffic resulting from an increase of 575,000 in the number of subscriptions in 2002. However, on average each subscription generated less revenue, as new customers and customers with prepaid subscriptions reduced the average number of call minutes and revenues per subscription.

      The market share of GSM subscriptions at December 31, 2002 was estimated to be 38% compared to 40% at December 31, 2001. The reduction was due to increased competition. During the same period, the estimated mobile penetration in Hungary increased from 49% to 68%.

Operating expenses — Pannon GSM

      Operating expenses increased by NOK 0.6 billion in 2002 compared to 2001 primarily due to increased costs of materials and traffic charges and increased depreciation caused by higher investments. Other operating expenses also increased in 2002 compared to 2001 due to provisions of NOK 56 million to cover the estimated effect of charges related to the introduction of Universal Service Obligations (USO) with effect from February 1, 2002. You should read “Item 4: Information on the Company — Regulation — Regulatory Issues and Licensing (Norway)” for additional information regarding USO.

Capital expenditure — Pannon GSM

      Capital expenditures decreased by NOK 0.3 billion in 2002 compared to 2001 due to reduced GSM and IT investments.

DiGi.Com — Malaysia (ownership interest 61.0% as of December 31, 2002)

	2000	2001(1)	2002

	(NOK in millions)
Mobile related revenues	—	691	2,273
Other revenues	—	215	442
Total revenues	—	906	2,715

Reconciliation of EBITDA to operating profit
EBITDA	—	306	1,022
Depreciation, amortization and write-downs	—	125	591

Operating profit	—	181	431

EBITDA/total revenues	—	34%	38%
Operating profit/total revenues	—	20%	16%
Capex	—	459	1,457
Total full-time equivalent employees (period end)	—	1,477	1,443
No. of subscriptions (100% in thousand)	—	1,039	1,616

(1)	The table shows figures included in the accounts for Telenor from the date of acquisition.

      We consolidated DiGi.Com as a subsidiary effective September 1, 2001, when we increased our ownership interest in the company from 32.9% to 61.0%. The following discussion and analysis of DiGi.Com’s results of operations is based on DiGi.Com’s financial statements for the years ended December 31, 2001 and 2002, as prepared by DiGi.Com, which we have adjusted to conform materially with Norwegian GAAP. We believe that such information provides a more useful measure of comparative financial performance for a period when we had not yet consolidated DiGi.Com for a full year. However, such information does not purport to represent what the actual results of operations would have been had DiGi.Com been consolidated from January 2001 and is not necessarily indicative of future operating results.

Operating profit and EBITDA — DiGi.Com

      Operating profit decreased in 2002 compared to 2001 if measured in NOK due to the strengthening of the Norwegian Kroner. Measured in local currency, operating profit increased. Operating profit includes depreciation, amortization and write-downs of tangible and intangible assets, which increased due to a shorter depreciation period for network-based equipment with effect from July 1, 2002. Operating profit before depreciation, amortization and write-downs of tangible and intangible assets (referred to as EBITDA) increased in 2002 compared to 2001 by NOK 0.15 billion due to higher traffic as a result of more subscriptions and increased use of short text messages (SMS), which more than offset increased operating expenses. The EBITDA margin increased from 34% to 38% in 2002, while the operating profit margin decreased.

Revenues — DiGi.Com

      In 2002, the company had an 18% increase in revenues measured in local currency compared to 2001. Converted to NOK, the increase was only 5% due to the strengthening of the Norwegian Kroner. Growth in revenue was due primarily to the increased traffic resulting from an increase of 577,000 in the number of subscriptions and increased use of text messages (SMS) in 2002. However, on average each subscription generated less revenue, as new customers and customers with prepaid subscriptions reduced the average number of call minutes and revenues per subscription.

      The market share of GSM subscriptions at December 31, 2002 was estimated to be 19% compared to 17% at December 31, 2001. During the same period, the estimated mobile penetration in Malaysia increased from 31% to 37%.

Operating expenses — DiGi.Com

      Operating expenses increased by NOK 0.1 billion in 2002 compared to 2001, mainly due to increased depreciation. Effective July 1, 2002, DiGi.Com reduced the depreciation period for network-based equipment, which increased depreciation by NOK 0.2 billion in 2002.

Capital expenditure — DiGi.Com

      Capital expenditures decreased by NOK 0.2 billion in 2002 compared to 2001 mainly due to currency fluctuations.

Kyivstar — Ukraine (ownership interest 54.2% as of December 31, 2002)

	2000	2001	2002(1)

	(NOK in millions)
Mobile related revenues	—	—	681
Other revenues	—	—	27
Total revenues	—	—	708

Reconciliation of EBITDA to operating profit
EBITDA	—	—	403
Depreciation, amortization and write-downs	—	—	98

Operating profit	—	—	305

EBITDA/total revenues	—	—	57%
Operating profit/total revenues	—	—	43%
Capex	—	—	329
Total full-time equivalent employees (period end)	—	—	994
No. of subscriptions (100% in thousand)	—	—	1,856

(1)	The table shows figures included in the accounts for Telenor from the date of acquisition.

      In 2002, we increased our ownership interest in Kyivstar from 45.4% to 54.2% and consolidated Kyivstar as a subsidiary effective September 1, 2002. The following discussion and analysis of Kyivstar’s results of operations is based on Kyivstar’s financial statements for the years ended December 31, 2001 and 2002, as prepared by Kyivstar, which we have adjusted to conform materially with Norwegian GAAP. We believe that such information provides a more useful measure of comparative financial performance for a period when we had not yet consolidated Kyivstar. However, such information does not purport to represent what the actual results of operations would have been had Kyivstar been consolidated from January 2001 and is not necessarily indicative of our future operating results.

Operating profit and EBITDA — Kyivstar

      Operating profit in 2002 increased compared to 2001, including depreciation, amortization and write-downs of tangible and intangible assets, which increased due to increased capital expenditure. Operating profit before depreciation, amortization and write-downs of tangible and intangible assets (referred to as EBITDA) increased in 2002 compared to 2001, by NOK 0.8 billion due to higher traffic as a result of more subscriptions, which more than offset increased operating expenses. The operating profit margin increased in 2002 compared to 2001, and the EBITDA margin increased from 29% in 2001 to 58% in 2002.

Revenues — Kyivstar

      In 2002, the company had an 84% increase in revenues measured in U.S. dollars, Kyivstar’s functional currency, compared to 2001. Converted to NOK, the increase was 57% due to the strengthening of the Norwegian Kroner. Growth in revenues was primarily due to increased traffic resulting from an increase of 761,000 in the number of subscriptions in 2002. However, on average each subscription generated less revenue, as new customers and customers with prepaid subscriptions reduced the average number of call minutes and revenues per subscription.

      The market share of GSM subscriptions at December 31, 2002 was estimated to be 50% compared to 48% at December 31, 2001. During the same period, the estimated mobile penetration in Ukraine increased from 4.6% to 7.8%.

Operating expenses — Kyivstar

      Operating expenses increased by NOK 0.1 billion in 2002 compared to 2001, mainly due to an increase in costs of materials and traffic charges as a result of higher traffic volume. Increased operating expenses measured in NOK were partly offset by the strengthening of the Norwegian Kroner. In general, operating expenses were low in 2002 due to low marketing expenses and the company’s focus on cost efficiency.

Capital expenditure — Kyivstar

      In 2002, measured in U.S. dollars capital expenditures increased mainly due to increased capacity and coverage investments in the GSM network.

GrameenPhone — Bangladesh

	2000	2001	2002

	(NOK in millions)
Mobile related revenues	348	759	1,203
Other revenues	189	426	386

Total revenues	537	1,185	1,589

Reconciliation of EBITDA to operating profit
EBITDA	124	457	757
Depreciation, amortization and write-downs	83	129	126

Operating profit	41	328	631

EBITDA/total revenues	23%	39%	48%
Operating profit/total revenues	8%	28%	40%
Capex	266	425	342
Total full-time equivalent employees (period end)	531	589	692
No. of subscriptions (100% in thousand)	191	464	769

Operating profit and EBITDA — GrameenPhone

      Operating profit in 2002 was NOK 631 million, an increase of 92.4% compared to 2001. This includes depreciation, amortization and write-downs of tangible and intangible assets, which were at the same level measured in NOK but increased in local currency due to a higher level of capital expenditures in recent years. Operating profit before depreciation, amortization and write-downs (referred to as EBITDA) increased in 2002 compared to 2001 by 66% due to higher traffic as a result of more subscriptions, which more than offset increased operating expenses.

      Increased revenues from traffic and customer equipment as well as low customer acquisition costs in 2001 compared to 2000 contributed to increased operating profit and EBITDA compared to 2000. Depreciation and amortization increased in 2001 compared to 2000 as a result of increased capital expenditures.

Revenues — GrameenPhone

      In 2002, revenues increased by 55% measured in local currency compared to 2001. Converted to NOK, the increase was 34% due to the strengthening of the Norwegian Kroner. The increase in revenue was primarily due to increased traffic resulting from an increase of 305,000 in the number of subscriptions in 2002. However, on average each subscription generated less revenue as new customers and customers with prepaid subscriptions reduced the average number of call minutes and revenues per subscription, as well as the strengthening of the Norwegian Kroner. Fees that GrameenPhone collects on behalf of the authorities have been deducted from revenues effective July 1, 2002 and totalled NOK 52 million for the second half of 2002. This explains the reduction in other revenues, which was partly offset by increased sales of customer equipment.

      The market share of GSM subscriptions at December 31, 2002 was estimated to be 69% compared to 70% at December 31, 2001. During the same period, the estimated mobile penetration in Bangladesh increased from 0.5% to 0.9%.

      GrameenPhone achieved an increase in revenues of 121% in 2001 compared to 2000. This growth was due primarily to a higher number of subscriptions, which resulted in increased traffic revenues, as well as increased sales of customer equipment. However, as in 2002, each subscription on average generated less revenue as new customers and customers with prepaid subscriptions reduced the average number of call minutes and revenues per subscription.

Operating expenses — GrameenPhone

      Operating expenses increased in 2002 compared to 2001, mainly due to increased operation and maintenance expenses, commissions and increased license fees. The increase in operating expenses in local currency was partly offset by the strengthening of the Norwegian Kroner.

      Increased operating expenses in 2001 compared to 2000 primarily consisted of increased costs of materials and traffic charges related to increased sales of handsets.

Capital expenditure — GrameenPhone

      Capital expenditures measured in NOK decreased in 2002 compared to 2001 mainly due to currency fluctuations between NOK and local currency. In local currency, capital expenditures in 2001 and 2002 were approximately at the same level and showed an increase compared to 2000 as a result of increased capacity and coverage investments.

Other Units in Mobile (including amortization of net excess values and eliminations of purchases and sales between the units in Mobile)

	2000	2001	2002

	(NOK in millions)
Reconciliation of EBITDA to operating (loss)
EBITDA	(591)	(427)	(616)
Depreciation, amortization and write-downs(*)	72	213	3,216

Operating (loss)	(663)	(640)	(3,832)

(*) Includes amortization and write-downs of net excess values (1) by	47	115	3,073
Capex	227	158	28

(1)	Net excess values are the difference between our acquisition cost and our share of equity at acquisition of subsidiaries.

      Other units comprise djuice.com, our mobile operations in Sweden (djuice.se), and costs related to the management and administration of our international mobile portfolio.

      The increase in operating loss in 2002 compared to 2001 was due to increased amortization of excess values, including goodwill, in connection with the acquisition and consolidation of DiGi.Com, Pannon GSM and Kyivstar as well as write-down related to DiGi.Com. An assessment of book values was carried out in accordance with generally accepted accounting principles, which led to a write-down of goodwill in DiGi.Com of NOK 2.1 billion. The write-down of goodwill was based on the publicly quoted share price at December 31, 2002, adjusted to reflect a control premium. Operating loss before depreciation, amortization and write-downs of tangible and intangible assets (referred to as EBITDA) increased in 2002 compared to 2001 due to a gain of NOK 259 million related to sale of the subsidiary Norcom Network Communications Inc. in 2001. Excluding the effect of this gain in 2001, the EBITDA loss was lower in 2002 due to reduced expenses caused by a lower activity level in djuice.com and reduced management and administration expenses.

      Operating loss in 2001 increased compared to 2000 when adjusted for a gain of NOK 259 million in 2001, partly related to increased amortization of excess values in connection with the acquisition and consolidation of DiGi.Com and the amortization of capitalized development costs related to the djuice Internet portal, which is amortized over a short period.

      The decrease in capital expenditures between 2000 and 2002 was due to reduced investments in djuice.com.

Associated Companies and Joint Ventures in Mobile

	2000	2001	2002

	(NOK in millions)
Our share of:(1)
Net income (loss)	(686)	421	612
Amortization of Telenor’s net excess values	693	1,276	798
Write-downs of Telenor’s net excess values	—	10,900	1,884

Gain on disposal of ownership interests	918	21,432	40

Net result from associated companies	(461)	9,677	(2,030)

(1)	The figures are partly based on our management’s estimates in connection with the preparation of our consolidated financial statements. Our consolidated profit and loss statement contains only the line item “net result from associated companies”. Our share of the other items shown in the table is not included in our consolidated financial statements but this information is set forth in note 16 to our consolidated financial statements. Net excess values are the difference between our acquisition cost and our share of equity at acquisition of the associated companies.

      These results were affected by:

•	The acquisition of Sonofon and DTAC/ UCOM in the autumn of 2000

•	The sale of VIAG Interkom and Esat Digifone in 2001 and of Extel in 2002

•	DiGi.Com, Pannon GSM and Kyivstar being accounted for as subsidiaries effective September 1, 2001, February 4, 2002 and September 1, 2002, respectively.

      Our mobile associated companies outside Norway experienced a significant increase in their customer base in 2002. The growth was particularly significant in DTAC in Thailand and VimpelCom in Russia.

      Net income in 2002 included a write-down of our investment in OniWay of NOK 316 million. We wrote down this investment as we did not consider it commercially sensible to continue operations as planned.

      As a result of the decrease in market values, in the second quarter of 2001 we wrote down our investment in Sonofon by NOK 7.5 billion to reflect the estimated fair value, and at December 31, 2002 we wrote down an additional NOK 1.0 billion to the estimated fair value based on discounted cash flows and comparison to other companies. We wrote down DTAC/ UCOM by NOK 3.4 billion to the publicly quoted share price at December 31, 2001 and by an additional NOK 0.9 billion to the publicly quoted share price at December 31, 2002. We believe that the write-downs in 2002 and the consolidation of Pannon GSM and Kyivstar could contribute to a decrease in the amortization of excess values included in associated companies in 2003 compared to 2002.

      The amortization of our net excess values increased in 2001 compared to 2000 as a result of major acquisitions undertaken in 2000.

      Gains on disposals in 2002 related to the sale of Extel in December 2002. Gains in 2001 related to the sale of VIAG Interkom and Esat Digifone in January and April 2001, respectively.

TELENOR NETWORKS

	2000	2001	2002

	(NOK in millions)
External revenues	13,998	14,106	13,760
Internal revenues	2,367	2,456	2,727
Gains on disposal of fixed assets and operations	320	6	1

Total revenues	16,685	16,568	16,488
Total operating expenses	13,638	14,393	13,962

Operating profit	3,047	2,175	2,526
Associated companies	—	—	—
Net financial items	(72)	(149)	(329)

Profit before taxes and minority interests	2,975	2,026	2,197

Reconciliation of EBITDA to operating profit
EBITDA	5,672	5,666	5,717
Depreciation, amortization and write-downs	2,625	3,491	3,191

Operating profit	3,047	2,175	2,526

EBITDA/total revenues	34%	34%	35%
Operating profit/total revenues	18%	13%	15%
Investments:
— Capex	3,597	3,694	1,853
— Investments in businesses	6	25	—
Total full-time equivalent employees (period end)	4,094	3,964	3,820
— Of which outside Norway	12	38	42

Operating Profit

      Increased operating profit in 2002 compared to 2001 was due to reduced operating expenses, including write-downs, which more than offset reduced revenues.

      Operating profit in 2001 decreased by 28.6% compared to 2000 due to write-downs in 2001 and a gain on sales in 2000. Adjusting for these effects, operating profit in 2001 was in line with 2000. Some depreciation periods for cables and exchanges were shortened from April 1, 2001, which increased depreciation and amortization in 2001. This was offset by lower cost of traffic from the fixed networks to the mobile networks and improved margins due to changes in the composition of products in the wholesale market.

Revenues

	2000	2001	2002

	(NOK in millions)
Business market — fixed network
Analog (PSTN)/digital (ISDN) subscriptions and connections	1,362	1,313	1,335
Fixed to fixed traffic domestic, excluding traffic to Internet service providers (ISP)	886	838	776
Traffic to Internet service providers	240	230	170
Traffic to mobile	667	694	666
Traffic abroad	218	196	180
Other traffic	316	320	320

Total business market — fixed network	3,689	3,591	3,447

Residential market — fixed network
Analog (PSTN)/digital (ISDN) subscriptions and connections	2,991	2,916	3,026
Fixed to fixed traffic domestic, excluding traffic to Internet service providers	1,384	1,288	1,190
Traffic to Internet service providers	522	485	334
Traffic to mobile	1,106	1,111	1,144
Traffic abroad	288	287	279
Other traffic	774	725	660

Total residential market — fixed network	7,065	6,812	6,633

Wholesale market — fixed network
Domestic interconnect	497	722	736
International interconnect	558	418	340
Transit traffic	736	953	1,027

Total wholesale market — fixed network	1,791	2,093	2,103

Total fixed network	12,545	12,496	12,183

Leased lines	884	1,040	988

Other	569	570	589

Total external revenues	13,998	14,106	13,760
Internal revenues	2,367	2,456	2,727
Gains on disposal of fixed assets and operations	320	6	1

Total revenues	16,685	16,568	16,488

      Due to migration of fixed traffic to mobile traffic, and transition of Internet traffic (ISP) which is measured in minutes to ADSL traffic which not is measured, total fixed traffic measured in minutes decreased by 8.5% in the Norwegian market in 2002.

      Our market share measured in traffic minutes, including Internet traffic (dial up access) recorded in our Plus and Business Solutions business areas, was 72% at December 31, 2002, with Networks having a market share of 63% and our Plus and Business Solutions business areas having the remaining 9%. The decline in Networks’ market share from 68% at the end of 2001 was offset by an increase in Plus’ and Business Solutions’ market share, which resulted in our total market share being substantially in line with that of 2001.

      The market as a whole measured in traffic minutes grew at a lower rate during most of 2001 and stopped growing by the end of 2001. Together with the transition to ADSL, where only a fixed monthly charge is paid, this resulted in a reduction in traffic minutes at the end of 2001, and the growth was 4.7% for the year as a whole.

      Our market share measured in traffic minutes, including Internet traffic, was 73% at December 31, 2001, of which Networks had a market share of 68% and our Plus and Business Solutions business areas had the remaining 5%. Networks’ market share showed a decline during the course of 2001, while our total market share remained stable throughout the year.

External revenues

      Business market. Traffic minutes decreased by 13% in 2002 compared to 2001 due to migration to mobile traffic, transition to ADSL and pre-selection traffic; however, our market share measured in minutes was in line with that of 2001. This resulted in declining traffic revenues in 2002. Increased subscription prices from May 1, 2002 offset the impact of reduction in PSTN and ISDN subscribers and fewer conversions from PSTN to ISDN compared to 2001.

      Our market share for traffic in the business market stabilized towards the end of 2001, but was on average 7% lower than in 2000. This resulted in a 3% decrease in traffic minutes and, as a result, lower revenues from traffic charges in 2001. Fewer new subscribers and fewer conversions from PSTN to ISDN led to reduced revenues from subscription and connection fees.

      Residential market. External revenues in the residential market decreased in 2002 compared to 2001 as a result of a 14% decrease in traffic minutes due to migration to mobile traffic, transition to ADSL and pre-selection traffic. The decrease in external revenues for pre-selection traffic was partly offset by increased internal revenues from Plus. The market share for traffic decreased from 66% at December 31, 2001 to 60% at December 31, 2002. In particular, fixed-to-fixed traffic in Norway and Internet traffic decreased, while fixed-to-mobile traffic and traffic abroad increased. This change in the traffic mix to traffic with higher prices partly offset the reduction in volume.

      Increased subscription tariffs from May 1, 2002 partly offset the negative impact of the reduction in the number of PSTN and ISDN subscribers and fewer conversions from PSTN to ISDN.

      External revenues in the residential market decreased in 2001 compared to 2000 as a result of an 11% decrease in traffic minutes. This was due to the decrease in the average market share for traffic from 77% in 2000 to 66% in 2001. In particular, fixed-to-fixed traffic in Norway and Internet traffic decreased, while the fixed-to-mobile traffic and traffic abroad increased. This change in the traffic mix to traffic with higher prices partly offset the reduction in volume.

      Wholesale market. External revenues from domestic interconnection include revenues from other Norwegian fixed telephony operators and mobile operators for interconnection with our fixed network, as well as sale of ADSL. External revenues from domestic interconnection increased in 2002 mainly as a result of increased revenues from ADSL.

      Revenues from domestic interconnection increased significantly in 2001 compared to 2000 as a result of the increased number of other operators’ customers.

      External revenues from international interconnection consist of revenues we charge international operators for connection to our network. Reduced external revenues from international interconnection in 2002 compared to 2001 were primarily due to increased competition in the market resulting in lower market share.

      The decrease in external revenues from international interconnection in 2001 compared to 2000 was due primarily to the reduction in traffic from abroad. The price of traffic from abroad to Norway was, in addition, reduced from 2000 to 2001.

      Transit traffic is traffic from other domestic and international operators that is sent via our fixed network to third party operators. The increase in external revenue from transit traffic in 2002 compared to 2001 was due to the increased domestic transit traffic, mainly from mobile operators. This was partly offset by the decrease in revenue from international transit traffic due to price reductions. The transit traffic is low margin traffic.

      The increase in revenue from transit traffic in 2001 compared to 2000 was due to the increased domestic transit traffic, including traffic between the mobile operators via the fixed network.

      Leased lines and other. The decrease in revenues from leased lines in 2002 compared to 2001 was due to the introduction of new products with lower prices, primarily to end-users, from July 1, 2002 and the impact of declined demand for network capacity. In the end user market, many customers switched from leased lines to lower priced ADSL.

      Competing network operators that are leasing lines from Networks to fulfill their own capacity needs without establishing their own infrastructure contributed to the increased demand and increased revenues in 2001 compared to 2000.

      Other revenues are revenues from other network-based and non-network-based activities and from maritime services.

Internal revenues and gain on disposal of fixed assets and operations

      The increase in internal revenues in both 2001 and 2002 was due to increased internal wholesale revenues from increased sales of ADSL and domestic interconnection related to pre-selection traffic to the business areas Plus and Business Solutions. Internal sales of leased lines and co-locations also contributed to the increase in internal revenues. Gain on disposal in 2000 related mainly to sale of the former subsidiary Storm Telecommunication Ltd.

Operating Expenses

	2000	2001	2002

	(NOK in millions)
External costs of materials and traffic charges	2,011	2,148	2,112
Internal costs of materials and traffic charges	2,575	2,246	2,180

Total costs of materials and traffic charges	4,586	4,394	4,292

Own work capitalized	(188)	(145)	(71)
Salaries and personnel costs	1,868	1,920	1,957
Other external operating expenses	1,577	2,829	2,751
Other internal operating expenses	3,168	1,904	1,831
Depreciation and amortization	2,611	2,921	3,173
Write-downs	14	570	18
Losses on disposal of fixed assets and operations	2	—	11

Total operating expenses	13,638	14,393	13,962

      Total costs of materials and traffic charges decreased in 2002 mainly due to the decrease in traffic to ISP as a result of the transition to ADSL and internal pre-selection traffic, as well as price decreases on international traffic. In addition, the full-year effect of the decrease in mobile termination prices from May 1, 2001 reduced the internal costs of materials and traffic charges in 2002 compared to 2001.

      External cost of materials and traffic charges increased in 2001 compared to 2000 due to the increase in Internet and transit traffic. Internal costs of materials and traffic charges decreased due to a decrease in mobile termination prices from May 1, 2001.

      Own work capitalized decreased both in 2001 and 2002 as a result of reduced investment activity.

      Salaries and personnel costs increased in 2002 compared to 2001 mainly due to increased pension costs. General increases in salaries, as well as transfer of approximately 120 employees from our other business areas as of October 1, 2002, were offset by a reduction in the number of man-years during 2002. During 2002, we decided to reduce our workforce by more than 300 man-years, and part of this reduction occurred in 2002.

      The reduction in workforce and lower total external and internal other operating costs, primarily consultancy fees, travel and IT-costs, were due to improved operational efficiency in 2002. Furthermore, reduction in the failure rate of our network due to investments in previous years contributed to reduce maintenance costs. Expenses for workforce reductions were NOK 161 million in 2002.

      Significant investments in recent years prior to 2002 and reduced depreciation periods for categories of cables and switches from April 1, 2001, led to an increase in depreciation and amortization both in 2001 and 2002. Increased completion of assets under construction in 2002 also contributed to higher depreciation in 2002.

      The effect of reduced depreciation periods increased depreciation in 2001 by NOK 170 million. Write-downs in 2001 were mainly related to our transatlantic fibre cable, TAT 14, based on market assessments.

      Salaries and personnel costs increased in 2001 compared to 2000 due to general increases in salaries.

      In 2001, measures for more effective work processes, including measures for lower consultant and travel expenses, stabilized the total of internal and external other operating expenses compared to 2000. We expended NOK 179 million for legal disputes and losses in connection with the bankruptcy of a Norwegian operator in 2001. The displacement from internal to external expenses in 2001 compared to 2000 was related to the purchase of contractor services from Bravida becoming external as from November 2000.

Capital Expenditure

      In 2002, capital expenditure decreased by approximately 50% compared to 2001. This was due to a fall in the demand for fixed network services and an increased use of earlier capital expenditures related to ISDN, ADSL and capacity. In 2000 and 2001, we invested NOK 314 million and NOK 360 million, respectively, in our transatlantic fibre cable, TAT 14, and significant investments were also made in our fixed network.

TELENOR PLUS

	2000	2001	2002

	(NOK in millions)
External revenues	2,487	2,942	4,367
Internal revenues	375	432	484
Gains on disposal of fixed assets and operations	13	12	11

Total revenues	2,875	3,386	4,862
Total operating expenses	2,740	4,227	5,745

Operating profit (loss)	135	(841)	(883)
Associated companies	20	(547)	(270)
Net financial items	(8)	(410)	(815)

Profit before taxes and minority interests	147	(1,798)	(1,968)

Reconciliation of EBITDA to operating profit (loss)
EBITDA	611	248	139
Depreciation, amortization and write-downs	476	1,089	1,022

Operating profit (loss)	135	(841)	(883)

Investments:
Capex	573	835	435
Investments in businesses	1,540	906	2,490
Total full-time equivalent employees (period end)	1,148	1,344	1,332
Of which abroad	98	198	243

	2000	2001	2002
Operating profit (loss)

	(NOK in millions)
Broadcast	227	(527)	(161)
Content & Interactive	(57)	(140)	(275)
Internett	54	(92)	(371)
Other	(89)	(82)	(76)

Total operating profit (loss)(*)	135	(841)	(883)

(*) Includes amortization and write-downs of our net excess values (1) by	45	71	156

(1)	Net excess values are the difference between our acquisition cost and our share of equity at acquisition of subsidiaries.

Operating Profit (Loss)

      Operating loss increased in 2002 compared to 2001 mainly due to increased sales of and marketing activities for the ADSL product and consolidation of new subsidiaries. In addition, expenses for workforce reductions and expenses related to termination of contracts amounted to NOK 92 million, an increase of NOK 43 million compared to 2001. In 2002, write-downs of NOK 135 million were recorded compared to NOK 494 million in 2001. In Broadcast, there was a decrease in operating loss of NOK 366 million mainly due to reduced write-downs in 2002 compared to 2001. The consolidation of Canal Digital from June 30, 2002, had a negative impact on operating profit of approximately NOK 185 million, including amortization of goodwill and other excess values. The increase in operating loss in Content & Interactive was due to the development of interactive TV and broadband services, resulting in increased operating expenses, including amortization, depreciation and write-downs. In Internet, expenses related to increased acquisition of ADSL customers in the residential market in Norway and Sweden resulted in increased operating loss in 2002 compared to 2001. The operating loss in Telenordia Privat AB (Sweden) was NOK 65 million. “Other” consists of projects and support functions.

      We recorded an operating loss in 2001 compared to an operating profit in 2000 due to increased expenses related to the digitalisation of cable TV, business development for broadband services and the launch of ADSL, as well as write-downs and increased amortization and depreciation in 2001. Operating loss in Broadcast in 2001 was due in part to write-downs of NOK 494 million, and operating profit in 2000 was positively affected by the NOK 65 million effect of reversing of provisions made in 1999. In addition, operating loss in 2001 compared to an operating profit in 2000 in Broadcast was mainly due to increased expenses in connection with the development and launching of new digital products in Avidi and the winding-up of Coloursat and increased amortization and depreciation. The increased operating loss in Content & Interactive in 2001 was due to the costs for the development of content and higher amortization and depreciation. Expenses related to sales of ADSL in the residential markets in Norway and Sweden as well as the consolidation of Telenordia Privat AB resulted in an operating loss in 2001 compared to an operating profit 2000 in Internet.

Revenues

	2000	2001	2002

	(NOK in millions)
External revenues
Broadcast	2,072	2,231	3,221
Content & Interactive	72	188	160
Internet	306	508	976
Other	37	15	10

Total external revenues	2,487	2,942	4,367
Internal revenues	375	432	484
Gains on disposal of fixed assets and operations	13	12	11

Total revenues	2,875	3,386	4,862

      External revenues in Broadcast increased by NOK 990 million in 2002. External revenues at Canal Digital were NOK 1,139 million and external revenues from the full year consolidation of Sweden On Line amounted to NOK 126 million. External revenues in Satellite Broadcasting decreased by NOK 346 million due to the phasing out of analogue broadcasting and because revenues from sales to Canal Digital, which previously were reported as external revenues, were eliminated following the consolidation of Canal Digital. Such revenues were NOK 206 million for the period from June 30, 2002, resulting in a net effect of the consolidation of Canal Digital on external revenues in Broadcast of NOK 933 million. Avidi (Cable-TV) reported external revenues of NOK 657 million, an increase of NOK 77 million compared to 2001 due to increased prices and subscribers adopting new services. External revenues at Telenor Vision, Sweden, increased by NOK 106 million to NOK 330 million in 2002 due to the full year’s consolidation of Sweden On Line.

      At December 31, 2002, the number of subscribers of Broadcast was 2,405,000, a net increase of 3.5% compared to December 31, 2001, and Canal Digital had 738,000 subscribers, a net increase of 12.3% compared to December 31, 2001. Avidi increased the number of subscribers by 11,000 to 371,000 in 2002. Telenor Vision had 1,296,000 subscribers at December 31, 2002, an increase of 1% compared to December 31, 2001.

      The decrease in external revenues in Content & Interactive was mainly due to lower sales of CA modules and smart cards in Conax in 2002 compared to 2001. In 2001 there was greater demand for these products due to increased growth in the number of digital TV subscribers. Internett in Norway increased external revenues by NOK 293 million in 2002 compared to 2001, of which the increase in sales of ADSL was NOK 212 million. Furthermore, external revenues from pre-selection traffic (Internett) increased by NOK 81 million. Prior to 2002, these revenues were recorded as external revenues from Networks. Telenordia Privat AB was consolidated from October 1, 2001, and contributed NOK 175 million to the increase in external revenues.

      The number of Telenor Internet subscribers in the Norwegian market increased by 15.5% to 960,000 at December 31, 2002, of which 533,000 were FriSurf subscribers and 90,000 were ADSL subscribers. Internet in Norway increased the number of ADSL subscribers by 67,000 to 90,000 during 2002. The customer base in Telenordia Privat AB (Sweden) was sold to the listed company Glocalnet AB at the end of December 2002 in exchange for 37.2% of the shares in Glocalnet AB. You should read “Item 4: Information on the Company — Telenor Plus” for additional information on the transaction with Glocalnet AB.

      Internal revenues primarily consisted of traffic revenues from Internett and Telenordia Privat AB, as well as satellite revenues in Broadcast, mainly sales to Satellite Services and Satellite Networks. The increase in 2002 compared to 2001 related to increased interconnection traffic in Sweden and sale of satellite capacity.

      External revenues in Broadcast increased by NOK 159 million in 2001. Avidi achieved external revenues of NOK 525 million, an increase of NOK 83 million compared to 2000, including NOK 43 million related to the full year’s consolidation of the companies alfaNett and Monet in 2001. External revenues from Telenor

Vision increased by NOK 16 million in 2001 to NOK 261 million. Adjusted for the sale of the hotel-TV-operations to Otrum, the increase in external revenues from Vision was NOK 84 million. External revenues from Satellite Broadcasting increased by NOK 45 million. The increase was mainly related to the increase in subscription-based contracts from Canal Digital, which was partly offset by the reduced revenues from analogue TV distribution. The cable TV company, Sweden On-Line, was consolidated as of October 2001, and contributed with NOK 22 million in revenues.

      At December 31, 2001, the number of subscriptions of Broadcast, including all the subscriptions in Canal Digital, was 2,323,000, an increase of 18% compared to 2000, adjusted for the sale of the hotel-TV-activity in Vision with 128,000 subscribers, and the acquisition of Sweden On-Line with 183,000 subscribers. Canal Digital had 657,000 subscribers, an increase of 30% from the previous year. Avidi increased the number of subscribers by 2,500 to 360,000 in 2001 and had a market share of 43%. Telenor Vision had 1,306,000 subscribers at the end of 2001, a 36% increase in 2001 compared to 2000, including additions from the acquisition of businesses, and disposals from the hotel TV activity.

      In 2001, the increase in external revenues from Content & Interactive was mainly due to increased sales of CA modules and smart cards in Conax in connection with the increase in the number of digital TV subscribers in Canal Digital and ViaSat. Internet in Norway had an increase in revenues of NOK 40 million from the sale of ADSL, and increased revenues of NOK 100 million from dial up access. The acquisition of Telenordia Privat AB in Sweden in October 2001 contributed with an increase in revenues of NOK 70 million. The number of Telenor Internet subscriptions in the Norwegian market was 831,000, of which 437,000 were FriSurf subscriptions. The number of ADSL subscriptions sold amounted to 28,000, of which 23,000 were connected subscriptions at December 31, 2001. The number of subscriptions in the Swedish market was 360,000 at the end of 2001, of which 50,000 were fixed telephony subscriptions, 306,000 subscriptions in dial up access (Internet) and 4,000 ADSL subscriptions.

Operating Expenses

	2000	2001	2002

	(NOK in millions)
External costs of materials and traffic charges	889	1,098	1,577
Internal costs of materials and traffic charges	237	344	900

Total costs of materials and traffic charges	1,126	1,442	2,477
Own work capitalized	(32)	(18)	(31)
Salaries and personnel costs	465	655	787
Other external operating expenses	433	780	981
Other internal operating expenses	256	261	503
Depreciation and amortization	464	595	887
Write-downs	12	494	135
Losses on disposal of fixed assets and operations	16	18	6

Total operating expenses	2,740	4,227	5,745

      Total costs of materials and traffic charges increased in 2002 mainly due to increased sales of ADSL, consolidation of Canal Digital and the full year effect of consolidation of Telenordia Privat AB and Sweden Online. The gross margin (revenues less costs of materials and traffic charges as a percentage of revenues) decreased by 8.6 percentage points to 48.9%. The decrease was mainly due to ADSL growth and the consolidation of Canal Digital.

      Salaries and personnel costs in 2002 increased due in part to the consolidation of Canal Digital and in part to new employees due to the higher activity. At the end of 2002 and the beginning of 2003, there was a reduction in the number of employees as a restructuring measure, but the reduction in expenses will be obtained in 2003.

      The increase in other operating expenses from 2001 to 2002 was due to the consolidation of Canal Digital, which amounted to NOK 313 million, and the full year effect of the consolidation of Telenordia Privat AB, which amounted to NOK 120 million. In 2002, we recorded NOK 92 million in expenses related to workforce reductions and termination of contracts compared to NOK 49 million in 2001. In Internet, other operating expenses increased from 2001 to 2002, partly as a result of increased advertising, marketing and sales commissions related to ADSL. In other areas, other operating expenses were reduced as a result of cost saving initiatives, mainly relating to consultancy and travel costs in Broadcast. Bad debt was reduced due to reversal of previous loss provisions.

      Compared to 2001, depreciation and amortization increased in 2002, mainly as a result of the acquisition of Canal Digital and Telenordia Privat AB. The increase was also partly due to depreciation and amortization of investments relating to content and interactive services and the digital cable-TV network, partly offset by reduced depreciation as a consequence of the write-downs recorded at the end of 2001.

      In 2002, write-downs of NOK 135 million were made, mainly on set-top boxes for the SMATV market, on platforms related to new broadcasting standards and on security technology (digital certificates) related to interactive TV payment system.

      Costs of materials and traffic charges increased in 2001 compared to 2000 due to the increase in sales, mainly traffic and ADSL, of Internet and increased sale of Content & Interactive. Salary and personnel costs in 2001 increased primarily due to the recruitment of new employees as a result of increased activity in developing content and interactive service. We also increased the overall personnel in connection with the digitalisation of cable TV, including the call centre, and we increased the activity in Internet including the acquisition of Telenordia Privat AB. The increase in other operating expenses from 2000 to 2001 was due to the development of services in Content & Interactive, expenses related to the sale of ADSL and developing expenses and sales and marketing expenses related to digitalisation in Avidi, in addition to expenses for winding-up activities and loss contracts of NOK 49 million. In 2000, provisions of NOK 65 million were reversed in Broadcast. Compared to 2000, amortization and depreciation increased as a result of the acquisition of businesses, the digitalisation of the cable-TV network and investments in satellite and terrestrial broadcasting. Furthermore, write-downs of NOK 494 million were made in 2001, mainly on satellites and satellite equipment.

Capital Expenditure

      Capital expenditures decreased in 2002 compared to 2001, mainly due to the extensive upgrade of the cable-TV network performed in 2001. In addition, there was lower capital expenditure in the terrestrial transmission network in 2002. Capital expenditures increased in 2001 compared to 2000 due to the digitalization of the cable-TV network.

Associated Companies

	2000	2001	2002

	(NOK in millions)
Net (loss)(1)	(191)	(464)	(145)
Amortization and write-downs of Telenor’s net excess values	18	80	125
Gain (loss) on disposal of ownership interests	229	(3)	—

Net result from associated companies	20	(547)	(270)

(1)	The figures are partly based on our management’s estimates in connection with the preparation of our consolidated financial statements. The consolidated profit and loss statement contains only the line item “net result from associated companies”. Telenor’s share of the other line items in the table is not included in our consolidated financial statements but this information is set forth in note 16 to our consolidated financial statements. Net excess values are the difference between our acquisition cost and our share of equity at acquisition of the associated companies.

      Canal Digital was consolidated as a subsidiary as of June 30, 2002 and the figures are therefore not comparable with 2001. As Canal Digital was accounted for as an associated company for only six months in 2002, net loss in 2002 decreased compared to 2001. At the end of 2001 Otrum disposed of businesses that generated losses, which contributed to a reduction in net loss in 2002 compared to 2001. The fair value of Otrum was estimated to be lower than the book value and we wrote down our excess values related to Otrum during 2002.

      In 2001, our share of the net loss for Canal Digital increased due to increased costs related to the change from analogue to digital services and an increase in subscriptions, and higher depreciation and amortization as a result of investments related to the digitalisation and set-top boxes. The sale and write-down of activity in Otrum had a negative effect on our share of the net loss in 2001.

TELENOR BUSINESS SOLUTIONS

	2000	2001	2002

	(NOK in millions)
External revenues	3,358	4,616	4,444
Internal revenues	958	1,324	1,713
Gains on disposal of fixed assets and operations	—	—	—

Total revenues	4,316	5,940	6,157
Total operating expenses	5,489	8,908	7,964

Operating loss	(1,173)	(2,968)	(1,807)
Associated companies	(69)	(874)	1
Net financial items	(161)	(316)	(54)

Profit before taxes and minority interests	(1,403)	(4,158)	(1,860)

Reconciliation of EBITDA to operating loss
EBITDA	(600)	(828)	26
Depreciation, amortization and write-downs	573	2,140	1,833

Operating loss	(1,173)	(2,968)	(1,807)

Investments:
— Capex	1,806	1,041	929
— Investments in businesses	2,858	531	175
Total full-time equivalent employees (period end)	3,992	4,225	3,886
— Of which outside Norway	2,632	2,824	2,606

Operating loss

	2000	2001	2002

	(NOK in millions)
Business Solutions Norway	(248)	(609)	(1,251)
Business Solutions International	(925)	(2,359)	(556)
Total operating loss(*)	(1,173)	(2,968)	(1,807)
(*) Include amortization and write-downs of our net excess values (1) by	174	1,129	335

(1)	Net excess values are the difference between our acquisition cost and our share of equity at acquisition of subsidiaries.

Business Solutions Norway	2000	2001	2002

	(NOK in millions)
Reconciliation of EBITDA to operating loss
EBITDA	44	54	(13)
Depreciation, amortization and write-downs(*)	292	663	1,238

Operating loss	(248)	(609)	(1,251)

(*) Includes amortization and write-downs of our net excess values by	12	180	107

Business Solutions International	2000	2001	2002

	(NOK in millions)
Reconciliation of EBITDA to operating loss
EBITDA	(644)	(882)	38
Depreciation, amortization and write-downs(*)	281	1,477	594

Operating loss	(925)	(2,359)	(556)

(*) Includes amortization and write-downs of our net excess values by	162	949	228

      The decrease in operating loss in 2002 compared to 2001 was due to the negative results from Nextra Germany and the CSP activity in Nextra Switzerland no longer being consolidated and to the restructuring of the remaining operations of Nextra International at the end of 2001, combined with increased gross margin (revenues less traffic charges and cost of materials as a percentage of revenues) from access, network and communication services in Norway in 2002. The operating loss for Business Solutions Norway increased in 2002 compared to 2001 due to significantly lower revenues from ASP, operating services, software services and consulting services due to expenses for restructuring of the business in 2002, including write-downs.

      Nextra International’s activities were further downscaled in the second half of 2002 and beginning of 2003 by selling the remaining operations in Switzerland (Aspectra), Nextra Hungary Kft, Nextra Telecom Gmbh (Austria) and Nextra Italy. At the end of 2002, Telenor Business Solutions became the majority shareholder of the Swedish listed company Utfors AB.

      The increased operating loss in 2001 compared to 2000 was mainly due to write-downs of NOK 1.110 million in 2001, mainly related to the restructuring of Nextra International and increased depreciation and amortization.

      Operating loss before depreciation, amortization and write-downs (referred to as EBITDA) also increased in 2001 compared to 2000, mainly due to the negative results from Nextra International and the restructuring of this activity in the second half of 2001. Nextra Germany and parts of Nextra Switzerland were sold between the end of 2001 and the beginning of 2002, and workforce reductions and other cost-reducing measures were implemented in the second half of 2001 in the remaining countries in Nextra International.

      In 2001, expenses for restructuring totaled NOK 229 million, of which NOK 176 million was charged to Business Solutions International. The results in Business Solutions were also affected by the consolidation of Comincom/ Combellga in Russia on August 1, 2000, and Telenordia in Sweden on October 1, 2001. Depreciation and amortization increased in 2001 compared to 2000 due to development of the IP network and increased investments related to ASP, operating services and the sale of software licenses in the Norwegian operations, effect of consolidation of subsidiaries acquired during 2000 and 2001 and substantial investments in the development of the CSP activity in the individual countries.

Revenues

	2000	2001	2002

	(NOK in millions)
External revenues
ASP, operating services, software and consulting services	917	1,077	803
Access, network and communication services	1,402	1,378	1,374
Total Business Solutions Norway	2,319	2,455	2,177

Nextra international	818	1,271	851
Business Solutions Sweden	4	310	739
Comincom/ Combellga	217	580	677
Total Business Solutions International	1,039	2,161	2,267

Total external revenues	3,358	4,616	4,444
Internal revenues	958	1,324	1,713
Gains on disposal of fixed assets and operations	—	—	—

Total revenues	4,316	5,940	6,157

      Total revenues (internal and external) increased by 4% in 2002 compared to 2001. External revenues from sales of ASP, operating services, software and consulting services decreased by 25% in 2002. This was due to the weak market for sales of operating services and software for use in large PC environments (Computer Associates software) in 2002. External revenues from Access, network and communication services in Norway remained in line with 2001.

      The decrease in revenues from Business Solutions International was mainly due to the disposals of operations in Nextra International in the fourth quarter 2001 and during 2002. The increase in revenues from Business Solutions Sweden was mainly due to the full-year effect of the consolidation of Telenordia. Revenues measured in U.S. dollars in Comincom/ Combellga increased in 2002 compared to 2001 by approximately 32%, due to substantial growth in the Russian market combined with significant organic growth. The strengthening of the Norwegian Kroner (NOK) against the U.S. dollar limited this growth to 17% when measured in NOK.

      The 29% increase in internal revenues in 2002 compared to 2001 was mainly due to the full-year effect of the consolidation of Telenordia. In Norway, there was a significant increase in internal sales of data services to Telenor Plus relating to sale of ADSL in the residential market, partly offset by lower sales of operating services due to high internal sales in the fourth quarter 2001 to EDB Business Partner in relation to the contract with Den Norske Bank.

      External revenues from sales of ASP, operating services, software and consulting services increased by 18% from 2000 to 2001, and total (internal and external) revenues increased by 34%. The increase in internal revenues primarily resulted from sales taking place through or in collaboration with other business areas in 2001, mainly EDB Business Partner. A weak market for sales of software for use in large PC environments (Computer Associates software), particularly in the fourth quarter, had a negative effect on the revenues in 2001 compared to 2000. This was, however, compensated by increased revenues from sales of operating services.

      External revenues in Access, network and communication services in Norway decreased by 2% from 2000 to 2001. However, the share of internal revenues increased and, as a result, the product area as a whole experienced an increase in revenues of 5% despite lower prices for data communication services in 2001. The increase in internal revenues mainly resulted from the increase in sales of data communication services to the business area EDB Business Partner.

      Other internal revenues showed an increase from 2000 to 2001 as a result of increased Norwegian sales, including services provided in connection with the building of our new head office at Fornebu.

      The increase in revenues from Business Solutions International was due to acquisition of companies, which mainly took place during 2000, including the consolidation of Comincom/ Combellga in Russia, and Telenordia in Sweden in 2001. The underlying organic growth in revenues in Comincom/ Combellga from 2000 to 2001 was approximately 15%.

Operating Expenses

	2000	2001	2002

	(NOK in millions)
External costs of materials and traffic charges	1,137	1,832	1,672
Internal costs of materials and traffic charges	1,057	1,190	1,393

Total costs of materials and traffic charges	2,194	3,022	3,065
Own work capitalized	(21)	(12)	(19)
Salaries and personnel costs	1,382	1,891	1,753
Other external operating expenses	1,069	1,557	1,013
Other internal operating expenses	287	304	273
Depreciation and amortization	568	1,030	1,099
Write-downs	5	1,110	734
Losses on disposal of fixed assets and operations	5	6	46

Total operating expenses	5,489	8,908	7,964

      The decrease in operating expenses in 2002 compared to 2001 was due to the disposals of operations in Nextra International in the fourth quarter of 2001 and during 2002, the effect of cost reduction programs implemented across the business during 2002, as well as the reduction in operating expenses and write-downs related to restructuring activities. The reclassification of some lease agreements from operating to finance lease agreements in the third quarter of 2002 contributed to a reclassification of NOK 76 million from other operating expenses and cost of materials to depreciation in 2002.

      Costs of materials and traffic charges increased by 1% in 2002 compared to 2001, whereas total revenues increased by 4%. This increase in gross margin was mainly due to disposals of operations in Nextra International with low gross margin in 2001.

      Salaries and personnel costs decreased in 2002 compared to 2001 due to disposal of operations in Nextra International. This was partly offset by a general increase in wages and the consolidation of Telenordia. In 2002, there was a reduction in the workforce in the operating service division. This as a result of the weak market conditions and the integration with our internal IT operating environment. Other operating expenses decreased by NOK 575 million in 2002 compared to 2001. In 2002, we expensed NOK 88 million for employee termination benefits and loss contracts, mainly related to the ASP, operating and software services in Norway. In 2002, we expensed NOK 229 million for restructuring and loss contracts. Of the decrease in other operating expenses, NOK 482 million related to Nextra International, due to disposal of operations and reduced restructuring expenses by NOK 167 million compared to 2001, as well as reduced activity in the remaining Nextra International operations. Other operating expenses in Sweden increased by NOK 47 million from 2001 to 2002 due to Telenordia being consolidated for the full year 2002. Other operating expenses in Telenor Business Solutions Norway decreased by NOK 90 million from 2001 to 2002, of which the purchase of external consultancy services decreased by NOK 95 million from 2001 to 2002. NOK 79 million was recorded for employee termination benefits and loss contracts in Business Solutions Norway, compared to NOK 53 million in 2001.

      Depreciation and amortization in our Norwegian operations increased in 2002 compared to 2001, mainly in connection with investments in the development of the IP network and the reclassification in the third quarter of some lease agreements related to operational and customer equipment from operational to finance lease agreements. Depreciation and amortization in Telenor Business Solutions International decreased in 2002 compared to 2001 due to the net effect of the write-downs performed in 2001 in Nextra International and disposal of operations in Nextra International in 2001, partly offset by the effect of consolidation of Telenordia.

      In connection with the integration of the operating services business of Business Solutions with our internal IT operating environment which we started in the third quarter of 2002, we decided to reduce the number of operating platforms and focus the activity. The sales potential for CA-software and the value of the service contracts, platforms and equipment were also evaluated. Based on these valuations, tangible assets and intangible assets were written down by NOK 646 million in 2002. Further reduced expectations of future growth in earnings, combined with an assessment of the profitability of the individual companies during 2002, led to further write-downs of goodwill in Nextra International of NOK 73 million. In addition, write-downs of NOK 15 million were made in Business Solutions Sweden in 2002, mainly related to IT development projects that were terminated.

      Losses on disposal of fixed assets and operations in 2002 related mainly to loss on sale of the remaining operations in Switzerland (Aspectra) and Nextra Hungary Kft.

      The increase in operating expenses in 2001 compared to 2000 was substantially due to the full year effect of acquisitions carried out in 2000. In addition, we restructured Business Solutions’ Norwegian and international activity in 2001, and this resulted in considerable restructuring costs and write-downs.

      Costs of materials and traffic charges increased by 38% in 2001 compared to 2000, corresponding to the increase in revenues in the same period. The gross margin in 2001 was 49%, in line with 2000. The expenses related to the sale of Computer Associates software are recorded as amortization and not cost of materials. Of the increase in costs of materials and traffic charges in 2001 compared to 2000, NOK 310 million resulted from the consolidation of Comincom/ Combellga and Telenordia.

      Salary and personnel costs increased by NOK 509 million in 2001 compared to 2000, of which NOK 377 million was due to acquisitions mainly made in 2000. The remaining increase was due to the Norwegian operations and mainly resulted from the development of the ASP activity, and increased activity in operating services in 2001.

      Other operating expenses increased by NOK 505 million in 2001 compared to 2000, of which NOK 297 million were due to acquisitions mainly made in 2000, and NOK 176 million were restructuring costs relating to the international portfolio. Other operating expenses in the Norwegian operations increased by NOK 208 million, of which NOK 61 million were due to the purchase of consultancy services which were re-invoiced with a margin. In 2001, we expensed NOK 53 million in connection with the restructuring and the ongoing manpower reduction process in Norway. The remaining increase in other operating expenses in Norway was due to the increase in ASP and operating service.

      Total depreciation and amortization increased by NOK 462 million in 2001 compared to 2000. Depreciation and amortization in the Norwegian operations increased, mainly in connection with investments in the development of the IP network and increased investments related to ASP, operating services and the sale of software licenses. The consolidation of Comincom/ Combellga and Telenordia led to increased depreciation and amortization of NOK 179 million in 2001 compared to 2000. In Nextra International, the depreciation and amortization increased as a result of the full-year effects of acquisitions made in 2000 and substantial investments in the development of the CSP activity in the individual countries.

      Reduced expectations of future growth in earnings, combined with the fact that we decided to reposition the focus on Nextra International, led Business Solutions, after assessing the profitability of the individual companies during 2001, to take write-downs on fixed assets and intangible assets and goodwill in Nextra International of NOK 858 million. Further write-downs of NOK 71 million were made on goodwill and fixed assets in the Swedish activity, NOK 106 million on Eurocom, and NOK 75 million in connection with the reorganization of the activity in Norway.

Capital Expenditure

      Capital expenditure in 2002 decreased by NOK 112 million compared to 2001. Capital expenditure in Business Solutions Norway increased by NOK 73 million due to the cumulative effect of NOK 326 million, of the reclassification from operating to finance lease, which was partly offset by lower investments in the fixed networks/ IP networks. Decreased capital expenditure in Business Solutions International was an effect of fewer companies and lower activity.

      Capital expenditure in Business Solutions Norway in 2001 was NOK 545 million, mainly related to fixed networks/ IP networks. Capital expenditure in Business Solutions International was NOK 496 million, of which capital expenditure in Comincom/ Combellga was NOK 278 million, mainly related to fixed networks. In 2000, we invested approximately NOK 1 billion in software licenses.

Associated Companies

      Until October 1, 2001, associated companies in Business Solutions mainly consisted of Telenordia AB. We consolidated Telenordia as a subsidiary as of October 1, 2001. Due to reduced expectations of future growth in earnings, we wrote down the value of goodwill related to Telenordia by NOK 665 million in the second quarter of 2001.

EDB BUSINESS PARTNER (ownership interest 51.8% as of December 31, 2002)

	2000	2001	2002

	(NOK in millions)
External revenues	2,440	3,312	3,383
Internal revenues	1,505	1,458	955
Gains on disposal of fixed assets and operations	21	41	3

Total revenues	3,966	4,811	4,341
Total operating expenses	3,765	6,019	4,750

Operating profit (loss)	201	(1,208)	(409)
Associated companies	(21)	130	(5)
Net financial items	(19)	(94)	(86)

Profit (loss) before taxes and minority interests	161	(1,172)	(500)
Reconciliation of EBITDA to operating profit (loss)
EBITDA	554	447	348
Depreciation, amortization and write-downs	353	1,655	757

Operating profit (loss)	201	(1,208)	(409)
Investments:
— Capex	335	174	167
— Acquisition of businesses	2,935	749	88
Total full-time equivalent employees (period end)	2,745	3,172	2,760
— Of which outside Norway	148	344	308

      EDB Business Partner encompasses the former Telenor Programvare and EDB ASA, which were consolidated effective as of May 1, 1999. Acquisitions and their effective dates are: Telesciences, Inc. (December 7, 1999); Fellesdata (April 1, 2000); BDC (July 1, 2000); PDS AS (April 1, 2001); DnB IT Drift (July 1, 2001); Unigrid AB and AcceptData AS (August 1, 2001); and Infovention AB (September 1, 2001).

Operating Profit (Loss) and EBITDA

      Operating loss in 2002 decreased compared to 2001, mainly due to a lower level of write-downs in 2002, while depreciation and amortization was in line with 2001. Operating profit before depreciation, amortization and write-downs (referred to as EBITDA) decreased in 2002 compared to 2001 due to reduced earnings in all areas except the Operations area and lower gains related to sale of properties in 2001. In the first half of 2002, we initiated a restructuring process in the Banking & Finance, Telecom and Consultancy areas, and we recorded total expenses of NOK 111 million for restructuring in 2002 compared to NOK 179 million in 2001. The Operations area showed improved profitability compared to 2001 as a result of restructuring of the business in 2001 and new businesses. Revenues from the Telecom area decreased significantly in the domestic market. However, underlying margins improved towards the end of 2002 due to cost reductions. Revenues from Banking & Finance decreased in 2002 due to falling sales to financial institutions both in Norway and Sweden. Cost reductions did not fully compensate for the decrease in revenues and resulted in lower EBITDA-margin in 2002 compared to 2001.

      In 2002, depreciation and amortization was in line with 2001. Individual goodwill items have been evaluated on the basis of discounted expected future cash flows. This resulted in write-downs of goodwill totalling NOK 356 million, of which NOK 263 million related to the Banking & Finance area and NOK 93 million to the Consultancy area.

      In 2001, we recorded an operating loss compared to an operating profit in 2000, mainly due to write-downs in 2001. EBITDA for 2001 decreased compared to 2000 due to reduced earnings in the Operations area. In the third quarter of 2001, we initiated a restructuring process in the Operations area, and we recorded total expenses of NOK 150 million for restructuring costs and provision for loss contracts. Our restructuring progressed as planned and the Operations area showed improved profitability in the last quarter of 2001. The Telecom area improved its margins at the end of 2001 as a result of high volume of license sales of software, while NOK 20 million were expensed in connection with the closing-down of the activity in Ireland. The Banking & Finance area showed a decrease in margins compared to 2000, but there was an improvement in margins towards the end of 2001.

Revenues

      Revenues in 2002 were 10% lower than in 2001. Revenues from the Operations area increased mainly due to the full year effect of the outsourcing contract with Den Norske Bank and the acquisition of the Swedish subsidiary Unigrid in 2001. Revenues from the Banking & Finance, Telecom and Consulting areas decreased due to depressed market conditions. The decline in Telecom was particularly strong in the domestic market.

      Revenues in 2001 were 21% higher than in 2000. The Banking & Finance and Operations areas had an increase in revenues, mainly due to the purchase of Fellesdata and other new operations in 2001. Revenues from the Telecom and Consultancy areas decreased. The decline in Telecom was in the domestic market, while Telecom’s international sales increased.

Operating Expenses

	2000	2001	2002

	(NOK in millions)
Costs of materials and traffic charges	252	283	393
Own work capitalized	—	—	—
Salaries and personnel costs	1,599	1,904	1,862
Other operating expenses	1,561	2,177	1,738
Depreciation and amortization	352	393	393
Write-downs	1	1,262	364
Losses on disposal of fixed assets and operations	—	—	—

Total operating expenses	3,765	6,019	4,750

      The 21% reduction in operating expenses in 2002 compared to 2001 was primarily related to restructuring measures and lower amortization and write-downs of goodwill compared to 2001.

      Cost of materials increased as a consequence of new businesses in the Operations area.

      The number of employees decreased during 2002 which, together with other cost saving measures, reduced salaries and personnel costs and other operating expenses.

      Write-downs of goodwill totaled NOK 356 million in 2002, a decrease of NOK 906 million compared to 2001, with NOK 263 million related to the Banking & Finance area and NOK 93 million to the Consultancy area. Write-downs were based on a review of all individual goodwill items based on discounted future cash flows.

      The increase in operating expenses from 2000 to 2001 was primarily related to new businesses.

      Consulting services, operations, maintenance and rent of hardware and software and other IT-services that are billed to our customers were included in other operating expenses. Such expenses increased in 2001 compared to 2000 due to new businesses in the Operations area, and increased leasing of equipment instead of owned equipment.

      Goodwill amortization totaled NOK 193 million in 2001, an increase of NOK 39 million compared to 2000, which was mainly related to the acquisition of Fellesdata and DnB IT drift. Due to the significant decline in the market value of EDB Business Partner’s shares and the entire sector in which EDB Business Partner operates, NOK 1,259 million in goodwill related to the Consultancy, Operations and Bank & Finance areas was written down in 2001.

Capital Expenditure

      Capital expenditures in 2000, 2001 and 2002 related predominantly to investments in computer hardware and software, mainly within the Operating area of EDB Business Partner and its mainframe platform. In 2002, part of the capital expenditures related to the replacement of equipment in operations outsourced from our customers.

Associated Companies

      Ephorma AS and European Medical Solution Group AS were sold in 2001 with a total gain of NOK 141 million.

OTHER BUSINESS UNITS

Revenues

	2000	2001	2002

	(NOK in millions)
External revenues
Satellite Services	777	1,210	2,100
Satellite Networks	327	354	544
Itworks (filed for bankruptcy in April 2002)	883	957	155
Inkasso AS (sold in 2000)	45	—	—
Finans AS (sold in 2000)	176	—	—
Other	330	473	521

Total external revenues	2,538	2,994	3,320
Internal revenues	1,491	1,038	658
Gains on disposal of fixed assets and operations	4	1	—

Total revenues	4,033	4,033	3,978

Operating Profit (Loss)

	2000	2001	2002

	(NOK in millions)
Satellite Services	76	27	100
Satellite Networks	(120)	(118)	39
Itworks (filed for bankruptcy in April 2002)	(128)	(265)	(23)
Inkasso AS (sold in 2000)	17	—	—
Finans AS (sold in 2000)	35	—	—
Other	(61)	(330)	(206)

Total operating (loss)	(181)	(686)	(90)

Investments:
— Capex	599	476	267
— Acquisition of businesses	1,677	252	762

Satellite Services (former Satellite Mobile)

	2000	2001	2002

	(NOK in million)
External revenues	777	1,210	2,100
Internal revenues	76	61	53
Gains on disposal of fixed assets and operations	—	—	—
Total revenues	853	1,271	2,153

Reconciliation of EBITDA to operating profit
EBITDA	147	152	303
Depreciation, amortization and write-downs	71	125	203

Operating profit	76	27	100

Revenues — Satellite Services

      The increase in external revenues in Satellite Services in 2002 was due to the consolidation of former COMSAT Mobile Communications, renamed Telenor Satellite Services Inc. (TSSI), from January 11, 2002. The strengthening of the Norwegian Kroner (NOK) adversely affected revenues measured in NOK from the operations in all of the countries in which Satellite Services operates. In addition, external revenues in the subsidiary Marlink were adversely affected by general price reductions on Inmarsat services. In the Norwegian operations, revenues increased due to increased sale of Inmarsat traffic volume and amendments to agreements relating to the former Eik cooperation that increased revenues and expenses.

      The increase in external revenues in 2001 compared to 2000 was related to the consolidation of SAIT (a wholly owned subsidiary located in Belgium which was renamed Marlink) from March 1, 2001. Marlink is a value added reseller of Inmarsat services.

Operating profit and EBITDA — Satellite Services

      Operating profit in 2002 increased significantly compared to 2001. Operating profit includes depreciation, amortization and write-downs of tangible and intangible assets which increased due to the consolidation of TSSI (NOK 71 million). Operating profit before depreciation, amortization and write-downs (referred to as EBITDA) increased in 2002 compared to 2001 due to the consolidation of TSSI (NOK 110 million) and increased sales volumes, partly offset by lower margins and the strengthening of the Norwegian Kroner.

      Increased deprecation and amortization in 2001 related to Marlink and higher investments contributed to a reduction in operating profit in 2001 compared to 2000. A higher EBITDA in 2001 compared to 2000 resulted mainly from Marlink and was partly offset by increased salary and personnel costs in the other activities.

Capital expenditure and acquisition of business – Satellite Services

      In 2002, Satellite Services capital expenditure related primarily to Sealink equipment and to the upgrade of the Eik earth station (NOK 126 million). The acquisition of COMSAT amounted to NOK 743 million (USD 81 million). Capital expenditure in 2001 related primarily to Sealink equipment.

Satellite Networks

	2000	2001	2002

	(NOK in million)
External revenues	327	354	544
Internal revenues	57	89	67
Gains on disposal of fixed assets and operations	—	—	—
Total revenues	385	443	611

Reconciliation of EBITDA to operating profit (loss)
EBITDA	(26)	36	109
Depreciation and amortization and write-downs	94	154	70

Operating profit (loss)	(120)	(118)	39

Revenues — Satellite Networks

      External revenues increased in 2002 compared to 2001 due to new contracts with international organizations entered into in 2002, which also resulted in increased sales and supplementary services.

      The increase in external revenues in 2001 compared to 2000 was due to new contracts.

Operating profit (loss) and EBITDA — Satellite Networks

      We recorded an operating profit in 2002 compared to an operating loss in 2001. This was due to reduced write-downs and reduced losses on disposal of fixed assets and operations in 2002, as well as a larger share of revenues being generated from higher margin products.

      Operating loss in 2001 was in line with 2000. Included in operating loss in 2001 was NOK 28 million in losses on disposal related to shut down in Ireland and disposal of fixed assets, and write-downs of NOK 75 million, mainly in Poland. Operating profit before depreciation, amortization and write-downs (referred to as EBITDA) in 2001 improved compared to 2000 due to strict cost control.

Capital expenditure — Satellite Networks

      Investments in 2002 (NOK 82 million) and 2001 (NOK 178 million) were mainly related to customer contracts, and in 2001 also related to the Totolotek project in Poland.

Itworks

      Itworks filed for bankruptcy on April 24, 2002. As a result of large losses incurred in 2001 and at the beginning of 2002, and with further losses expected due to failing market conditions, we decided that there was no sound financial basis to continue to finance the company.

Other

      Other includes principally Telenor Teleservice, Telenor Venture and Telenor Innovation. The unit TTYL was also included in 2000 and 2001, but at the end of 2001 we decided to close it down. The reduced operating loss in “other” in 2002 compared to 2001 was due to losses and write-downs in 2001 in TTYL, partly offset by operating losses in Teleservice in 2002.

      Teleservice reduced external revenues compared to 2001 due to lower demand for directory enquiry services, and call center functions. Due to this development Teleservice closed down six units during 2002. In 2002, we recorded expenses for workforce reductions of NOK 75 million in connection with the close down of divisions, as well as NOK 66 million related to the accounting of previously granted pension benefits in Teleservice.

      External revenues in Innovation increased compared to 2001 due to increased sales, mainly in the subsidiaries Oilcamp and Connect. This was partly offset by negative development in the subsidiary Fiber. Innovation made write-downs of NOK 30 millions related to goodwill in 2002.

      In 2000, the operating loss in TTYL was NOK 29 million. The operating loss in TTYL was NOK 256 million in 2001 and the operating loss before depreciation, amortization and write-downs (referred to as EBITDA) was NOK 117 million in 2001. Included in these figures in 2001 were cost for workforce reduction, loss contracts and exit from activities, of NOK 47 million, and write-downs of NOK 101 million.

Capital expenditure — Other

      Capital expenditure in 2002 in “other” related mainly to computer systems in Teleservice whereas investments in messaging services in TTYL took place in 2001.

CORPORATE FUNCTIONS AND GROUP ACTIVITIES

	2000	2001	2002

	(NOK in millions)
External revenues	195	375	315
Internal revenues	2,957	2,399	2,392
Gains on disposal of fixed assets and operations	657	5,116	143

Total revenues	3,809	7,890	2,850

Reconciliation of EBITDA to operating profit (loss)
EBITDA	445	4,593	(477)
Depreciation, amortization and write-downs	429	454	708

Operating profit (loss)	16	4,139	(1,185)

Investments:
— Capex	1,372	2,642	1,531
— Investments in businesses	271	127	57

      This area comprises Real Estate, Research and Development, Strategic Group Projects, the internal IT department, Group Treasury, International Services and central staff and support functions.

Revenues

      External revenues decreased in 2002 due to lower sales to former Telenor companies within IT operations and termination of leases on our properties. Gains in 2001 were mainly related to the sale of Telenor Media. Remaining gains in 2001 and 2002 were mainly related to sales of properties. Gains in 2000 were mainly related to the sale of the former subsidiary Finans AS and properties.

Operating Profit (Loss) and EBITDA

      In 2002, we recorded an operating loss compared to an operating profit in 2001. This development was connected to the gain from the sale of Telenor Media in 2001 and increased depreciation, amortization and write-downs in 2002. The high operating profit before depreciation, amortization and write-downs (referred to as EBITDA) in 2001 compared to an EBITDA loss in 2002 was connected to the gain from the sale of

Telenor Media in 2001. NOK 327 million was expensed in 2002 due to workforce reductions and loss contracts, compared to NOK 74 million in 2001 related to the establishment of the Telemuseum foundation. In addition, NOK 48 million was expensed in 2002 in connection with IT-solutions which no longer are in use. Of the NOK 327 million expensed in 2002, NOK 137 million was related to workforce reductions and NOK 190 million was estimated losses on property lease contracts.

      Expenses for lease of properties and consultancy fees were reduced in 2002 compared to 2001. The decrease in leased properties was due to investments in own properties which have replaced rented premises and to the accrual for loss on property leases as of June 30, 2002. Consultancy fees were reduced due to lower activity in project and acquisition activities. NOK 82 million was recorded as losses on disposal in 2002, mainly relating to the bankruptcy of the former subsidiary Itworks AS.

      Depreciation and amortization increased in 2002 due to the investments in property and new IT solution. In 2002, NOK 42 million was written-down on data equipment and IT solutions which no longer are in use, compared to write-downs of NOK 23 million in 2001.

      In 2001, we recorded a high operating profit due to gains on the sales of Media. Included in operating profit is amortization, depreciation and write-downs, which showed a modest increase in 2001 compared to 2000. Operating profit before amortization, depreciation and write-downs (EBITDA) increased in 2001 compared to 2000 related to the gains on disposal. EBITDA, adjusted for gains and losses, decreased in 2001 compared to 2000 partly as a result of increased expenses in connection with the acquisition of businesses and strategic Group projects. A further NOK 74 million was expensed in connection with the transfer of the activity in the Telemuseum to a foundation in 2001. Lower revenues from previously wholly owned Telenor companies also contributed to an increased EBITDA loss in 2001 compared to 2000.

Capital Expenditure

      Capital expenditure in 2002 and 2001 was mainly related to the new head office at Fornebu outside of Oslo and the new IT solutions for our Group. The investments were reduced in 2002 compared to 2001 as these projects were completed during 2002.

BUSINESS AREAS SOLD

TELENOR MEDIA

      We sold our former subsidiary Telenor Media, effective as of October 1, 2001, and consequently Media was consolidated for the first nine months of 2001 only. The tables below are included to show the effect of Telenor Media on our results in the periods where Telenor Media was consolidated as a subsidiary.

		9 months
	2000	2001

	(NOK in millions)
External revenues	1,557	1,258
Internal revenues	98	80
Gains on disposal of fixed assets and operations	—	5

Total revenues	1,655	1,343
Total operating expenses	1,354	1,081

Operating profit	301	262
Associated companies	6	(12)
Net financial items	33	21

Profit before taxes and minority interests	340	271

Investments:
— Capex	35	56
— Acquisition of businesses	35	127
Total full-time equivalent employees (period end)	1,908	—
— Of which abroad	990	—

		9 months
	2000	2001
Operating expenses

	(NOK in millions)
External costs of materials and traffic charges	250	159
Internal costs of materials and traffic charges	5	4

Total costs of materials and traffic charges	255	163
Own work capitalized	—	—
Salaries and personnel costs	512	406
Other external operating expenses	389	344
Other internal operating expenses	140	117
Depreciation and amortization	58	51
Write-downs	—	—
Losses on disposal of fixed assets and operations	—	—

Total operating expenses	1,354	1,081

BRAVIDA

      Following the merger with the holding company of BPA AB, Bravida has been accounted for as an associated company in Telenor’s financial statements since November 1, 2000. The tables below are included to show the effect of Bravida on Telenor’s figures in the periods where Bravida was consolidated as a subsidiary.

	2000(1)	2001	2002

	(NOK in millions)
External revenues	1,797
Internal revenues	2,425
Gain on disposal of fixed assets and operations	3

Total revenues	4,225
Total operating expenses	4,235

Operating profit	(10)
Result from November 1, 2000 as an associated company	(148)	(29)	(77)
Net financial items	(11)

Loss before taxes	(169)	(29)	(77)

2000(1)
Operating Expenses

(NOK in millions)
External cost of materials and traffic charges	1,130
Internal cost of materials and traffic charges	461

Total cost of materials and traffic charges	1,591
Own work capitalized	—
Salaries and personnel costs	1,712
Other external operating expenses	476
Other internal operating expenses	366
Depreciation and amortization	90
Loss on disposal of fixed assets and operations	—

Total operating expenses	4,235

(1)	Associated company since November 1, 2000.

WORKING CAPITAL

      Working capital (current assets less current liabilities) was negative by NOK 6.4 billion as of December 31, 2002, negative by NOK 0.8 billion as of December 31, 2001 and positive by NOK 0.2 billion as of December 31, 2000. We believe that taking into consideration our established credit facilities and having due regard for our sources of liquidity reserves (including committed credit facilities), credit rating and access to capital markets, we have sufficient liquidity and working capital to meet our present and future requirements. Our sources of liquidity are described below.

LIQUIDITY

      You should read the cash flow statement in our consolidated financial statements that form part of this report on Form 20-F for detailed figures related to the Group’s cash flow.

      Net cash flow from operating activities increased in 2002 compared to 2001 by NOK 5.9 billion to NOK 12.9 billion. This increase was primarily due to increased revenues and operating margins and changes in accruals, including accounts receivables and prepayments, and was partly offset by increased payments of taxes and interest. For additional information on changes in accruals, you should read our consolidated cash flow statement. The consolidation of DiGi.Com in 2001 and of Pannon GSM and Kyivstar in 2002 contributed NOK 3.1 billion of the increase.

      Net cash flow from investment activities was a net payment of approximately NOK 21.7 billion, as opposed to a net cash receipt in 2001 of approximately NOK 20.9 billion, mainly due to the sale of businesses, including associated companies, and tangible assets in 2001. Our level of cash payments of capital expenditure decreased by approximately NOK 2.5 billion in 2002 compared to 2001, but payments for acquisitions of businesses (net of cash acquired) increased by approximately NOK 6.1 billion in 2002 compared to 2001 mainly due to the acquisition of the shares of Pannon GSM and Canal Digital which we did not already own.

      In 2002, in order to finance part of our investments in businesses we increased our interest-bearing liabilities, and as a result, our net cash flow from financing activities was an inflow of approximately NOK 8.6 billion. In 2002, we paid dividends of NOK 0.6 billion and our cash and cash equivalents in foreign currency measured in NOK were negatively affected by approximately NOK 0.3 billion.

      At December 31, 2002, we held cash and cash equivalents of NOK 5.3 billion, a decrease of approximately NOK 0.6 billion compared to December 31, 2001.

      Net cash flow from operating activities increased in 2001 compared to 2000. This was due primarily to lower net financial expenses resulting from reduced interest-bearing liabilities and increased interest-bearing liquid assets and lower payments of income taxes.

      Our level of investment (capex and acquisition of businesses) was considerably lower in 2001 compared to 2000. Furthermore, we conducted significant disposals of companies and assets, with the sale of VIAG Interkom, Esat Digifone and Telenor Media in aggregate contributing proceeds of approximately NOK 38 billion. These transactions gave us a significant positive cash flow from investment activities in 2001.

      Proceeds from our disposals were used to repay interest bearing liabilities in the amount of approximately NOK 24 billion during 2001. We paid dividends of NOK 0.5 billion in 2001.

      At December 31, 2001, we held cash and cash equivalents of NOK 5.8 billion, an increase of NOK 3.5 billion compared to December 31, 2000. In January 2002, we acquired Comsat and in February 2002 we acquired the remaining 74.2% interest in Pannon GSM for a total consideration of approximately NOK 9 billion.

      A net amount of NOK 15.2 billion in equity was received in December 2000. To finance a portion of our investments we drew down net debt of NOK 25.4 billion. We paid dividends of NOK 0.5 billion in 2000.

INVESTMENTS

	2000	2001	2002

	(NOK in millions)
Fixed networks	3,550	4,456	3,001
Mobile networks	1,054	1,610	2,205
Satellite networks	15	9	15
Properties	680	1,102	2,840
Support systems (office and computer equipment, software, cars etc.)	2,083	2,891	3,042
Other intangible assets	1,381	316	455
Work in progress (net additions) and other	1,658	1,250	(2,669)
Total Capital expenditure (Capex)(1)	10,421	11,634	8,889
Investments in businesses(2)	40,251	7,212	12,411

Total	50,672	18,846	21,300

(1)	Capital expenditure (Capex) is investments in tangible and intangible assets.

(2)	Investments in businesses are acquisition of shares and participations, including acquisition of subsidiaries and businesses not organized as separate companies.

      Capital expenditure in 2003 is expected to be in line with 2002 despite the consolidation of Pannon GSM, Kyivstar, and Canal Digital. The actual amounts and the timing of our capital expenditure may vary substantially from our estimates.

      Investments in Norway totalled NOK 7.9 billion in 2002, of which NOK 2.5 billion were acquisitions of businesses, including Canal Digital Group. We invested NOK 1.1 billion in real estate (including work in progress) mainly in our new headquarters located at Fornebu outside of Oslo. We made other investments for a total of NOK 4.3 billion in Norway, including investments in our fixed and mobile networks, equipment used in customer contracts and in operational systems and administrative support systems, of which NOK 0.5 billion was invested in connection with strategic Group projects, including the support systems and IT infrastructure at our new headquarters. The decrease in work in progress was due mainly to the completion of certain real estate investments and fixed networks in 2002. Investments outside Norway totalled NOK 13.4 billion in 2002, of which NOK 9.9 billion were acquisitions of businesses. Our total capex outside Norway was NOK 3.5 billion in 2002 of which NOK 2.6 billion was capex in DiGi.Com, Pannon GSM and Kyivstar.

      Investments in Norway amounted to NOK 10.9 billion in 2001 (NOK 13.8 billion in 2000), of which NOK 1.6 billion was acquisition of businesses (NOK 4.7 billion in 2000). NOK 2.0 billion was invested in real estate (including work in progress), of which the new headquarters located on Fornebu represented the largest portion. Other investments were made in the fixed and mobile networks, including the networks for our TV-distribution businesses. Investments were also made in operational systems and administrative support systems of which NOK 0.6 billion was invested in connection with strategic Group projects, including the support systems and IT infrastructure at the new headquarters. Investments outside Norway amounted to NOK 7.9 billion in 2001 (NOK 36.9 billion in 2000), of which NOK 5.6 billion was for acquisition of businesses (NOK 35.6 billion in 2000). Capex outside Norway consisted mainly of investments in the Mobile business area (DiGi.Com and GrameenPhone), the Business Solutions business area and in the transatlantic fibre capacity in the Networks business area. Included in other intangible assets in 2000 was primarily the purchase of CA-software licenses in Business Solutions.

      The table below lists our most significant acquisition of businesses and the acquisition cost, including capital contributions to our associated companies, for each of the last three years.

	2000	2001	2002

	(NOK in millions)
Pannon GSM RT.	—	—	7,906
COMSAT Mobile Communications	—	—	743
Utfors AB	—	—	153
Glocalnet AB	—	—	102
VIAG Interkom	8,103	—	—
DiGi.Com bhd	599	3,223	—
VimpelCom (incl VimpelCom-Region)	445	255	432
DTAC/ UCOM	6,548	—	—
Telenordia AB	1,313	191	—
Connect Austria	869	264	44
Canal Digital	324	378	2,166
Kyivstar G.S.M. JSC	64	254	294
INMARSAT	1,546	—	—
A-pressen ASA	547	—	—
Sonofon	14,201	—	—
Wireless Matrix Corporation	—	317	—
Otrum Electronics ASA	—	273	—
Sweden On-Line AB	—	165	—
Marlink (SAIT Communications S.A)	—	189	—
OniWay	—	324	217
Unigrid AB	—	122	—
IT operations DnB & Nordea	287	597	20
Fellesdata AS	2,528	—	—
Nextra Czech — purchase of operations	142	—	—
XTML/ CIX Ltd.	299	—	—
AlfaNETT AS	499	—	—
Other	1,937	660	334

Total Acquisition of businesses	40,251	7,212	12,411

CAPITAL RESOURCES

      We will use cash flow from operations, debt, equity financing and proceeds from potential disposals of assets to finance our future investments.

      We issue debt in the domestic and international capital markets mainly in form of commercial paper and bonds. In particular, we use our Euro commercial paper program, U.S. commercial paper program, Euro medium term note program and three domestic “open bond programs” with different maturities. In order to establish satisfactory access to these funding sources, with respect to both volume and price, we are dependent on maintaining a satisfactory credit rating. Our long term and short-term credit rating is A2/ P-1 from Moody’s and A-/ A-2 from Standard & Poor’s, both with stable outlook.

      In order to secure satisfactory financial flexibility, in 2000 we established a USD 1.0 billion committed syndicated revolving credit facility maturing in 2005 and in 2002 we established our Euro 1.0 billion committed syndicated revolving credit facility maturing in 2003. The Euro facility has a one-year term out option for the amount outstanding as of November 2003. The Euro facility also includes a financial covenant to maintain a net debt to EBITDA ratio of lower than 3.5 during the term-out period, but only if we are downgraded to BBB or Baa2. In accordance with our financing policy, these committed credit facilities should at any time be available to refinance all of our outstanding commercial paper.

      As of December 31, 2002, our total outstanding interest-bearing liabilities were NOK 32.4 billion, of which NOK 21.5 billion were unsecured commercial paper and bonds issued by Telenor ASA. All bonds issued by Telenor ASA are subject to a negative pledge clause restricting our ability to pledge our assets to secure future borrowings without granting a similar secured status to our existing lenders, and also contain covenants limiting disposals of significant subsidiaries and assets.

      At December 31, 2002, our subsidiaries had long-term interest-bearing liabilities of approximately NOK 7.3 billion, mainly consisting of bonds (NOK 1.8 billion), loans from financial institutions (NOK 2.9 billion) and financial leases and vendor financing (NOK 2.6 billion). These interest-bearing liabilities are generally not guaranteed by Telenor ASA and are subject to standard financial covenants. Subsidiaries in which we own an interest of less than 90% normally have stand-alone financing. In addition, at December 31, 2002, our subsidiaries had short-term interest-bearing liabilities of approximately NOK 3.6 billion, of which approximately NOK 2.9 billion related to provisions for legal disputes, including NOK 0.5 billion in connection with a judicial proceeding in Greece and NOK 2.4 billion in connection with a tax claim. At the end of 2002, the Norwegian tax authorities agreed to accept a NOK 2.4 billion guarantee from us relating to the Sonofon case for the period during which the claim will be pending in court in lieu of an upfront payment of such amount. Under such guarantee, pending the judicial proceeding, the Norwegian tax authorities may require us to pay principal and accrued interest if our credit rating materially deteriorates. If the outcome of our judicial proceeding against the Norwegian tax authorities is unfavorable to us, we would have to pay interest in arrears of 12% per annum on the principal amount, but not compound interest, from the time we issued the guarantee until we pay the claim. You should read “Results of Operations — Group — Financial Income and Expenses” and “— Income taxes”, and “Item 8: Financial Information — Legal Proceedings” for additional information on this tax claim.

      NOK 3,278 million of our total interest-bearing liabilities was secured by pledge of assets, and the book value of these pledged assets was NOK 9,850 million. The pledges and the corresponding liabilities related mainly to DiGi.Com, Kyivstar, GrameenPhone and our satellite-leases (Thor II and Thor III).

      You should read note 20 to our consolidated financial statements for additional information on our interest bearing liabilities.

      At December 31, 2002, our outstanding domestic commercial paper was NOK 1.1 billion, our outstanding domestic bonds totalled NOK 3.1 billion and our outstanding Euro medium term notes totalled NOK 17.6 billion. Our committed revolving credit facilities of USD 1.0 billion and Euro 1.0 billion were both undrawn and no commercial paper was issued under our Euro commercial paper program and U.S. commercial paper program as of December 31, 2002.

      At the general meeting held on May 8, 2002, our shareholders resolved to renew our board of directors’ authority to increase our share capital to NOK 1,064,776,488 by issuing up to 177,462,748 new ordinary shares, nominal value NOK 6 each. Our board of directors may waive the pre-emptive rights of shareholders to such shares. The board’s authority, which expires on July 1, 2003, also includes the authority to issue shares against consideration other than cash and in connection with a merger. Such an increase in share capital may also be used in share option plans and stock ownership programs for employees.

      695,520 shares at a nominal value of NOK 6 each were issued in December 2002 in an employee share issue under our employee stock ownership program. Similarly, in November and December 2001, a total of 578,753 shares at a nominal value of NOK 6 each were issued.

      On February 21, 2002, we established an option plan under which we granted options to our managers and key personnel in February 2002 and February 2003 to subscribe for up to a total of 5.5 million of our shares. Upon exercise of the options, we may redeem options by paying an amount in cash corresponding to the difference between the exercise quotation price and the closing price on the day the notification reached the company. You should read note 29 to our consolidated financial statements for additional information about our stock option plan.

      As of December 31, 2002, we held 28,103,172 treasury shares of the total of 30,000,000, which were issued to be used to grant additional bonus shares to retail investors in Norway pursuant to the global offering in December 2000. On December 4, 2001, 1,896,828 treasury shares were transferred as additional bonus shares to retail investors. The general meeting held in 2001 granted authority to our board of directors to use the remaining shares for other purposes. The tax base cost of our treasury shares is somewhat uncertain, and in our opinion this cost equals zero. Thus, if the shares are disposed of for cash, a capital gain may be recognized for tax purposes depending on the consideration received. If the shares are swapped against other shares a capital gain may be deferred by application to the Norwegian Ministry of Finance. No capital gain should arise if the shares are cancelled.

INFORMATION ABOUT CONTRACTUAL CASH PAYMENTS

      The table below shows the contractual obligations and commercial commitments as of December 31, 2002.

	Payments due
		Less than			Over
Contractual obligations	Total	1 year (2003)	2-3 years	4-5 years	5 years

	(NOK in millions)
Interest-bearing liabilities
Short-term interest-bearing liabilities	3,591	3,591	—	—	—
Long-term interest-bearing liabilities	26,877	3,240	7,002	9,114	7,521
Capital lease obligations	1,928	442	647	364	475
Committed purchase obligations(1)
Rent of premises	3,352	746	971	704	931
Rent of cars, office equipment etc.	216	107	85	15	9
Rent of satellite capacity etc.	1,845	945	778	85	37
IT related agreements	768	420	332	16	—
Other contractual obligations	1,034	679	346	9	—
Committed investments(1)
Associated companies	23	4	19	—	—
Properties and equipment	356	348	4	4	—
Other contractual investments	1,325	269	1,056	—	—
Total contractual cash obligations	41,315	10,791	11,240	10,311	8,973

(1)	The table does not include agreements under which we have no binding obligation to purchase or future investments required under the UMTS license awarded to us in Norway.

      Included in our short-term interest-bearing liabilities are provisions for a tax claim against us of NOK 2.4 billion, and a judicial proceeding in Greece of NOK 0.5 billion. You should read “Capital Resources”, “Results of Operations — Group — Income taxes”, and “Item 8: Financial Information — Legal

Proceedings” for additional information on these legal proceedings. We have classified these liabilities as short-term, but the timing of the actual payments, if any, is uncertain.

      Of the capital lease obligations in the table, NOK 1,114 million relate to satellite leases (Thor II and III). Under these agreements, we may be required to provide security arrangements if our credit rating is downgraded to A - with negative outlook. We have treated the lease financing arrangements as mortgages as though these were already secured.

      You should read “Capital resources” and note 20 to our consolidated financial statement for additional information on our interest-bearing liabilities and for a discussion of our €1.0 billion facility.

      Rent of satellite and networks capacity include payments related to an MVNO agreement (Mobile Virtual Network Operator) with NOK 358 million and NOK 517 million for 2003 and 2005, respectively. You should read “Item 4: Information on the Company — Telenor Mobile — mNorway” for additional information on the MVNO agreement.

      Other contractual investments for 2004 include NOK 1,052 million for purchase of capacity in a satellite to be launched by Intelsat (Intelsat 10-02). We have postponed this investment to 2004 as a result of the delayed launch of the satellite. In the first quarter of 2003, we renegotiated the terms of our investment in satellite capacity. As a result, our contractual commitment for 2004 will be reduced by NOK 256 million.

      In addition, we entered into cross border tax benefit leases for digital telephone switches and for GSM Mobile telephony network. The agreements provided for prepayments of all amounts by the parties under the leases. Prepayments as of December 31, 2002 of NOK 3.5 billion is deposited with creditworthy financial institutions. The leasing obligations and the prepayments are netted in the balance sheet and not included in the table above.

      On December 26, 2001, one of the three banks exercised its put option for 3% of the total shares in GrameenPhone outstanding. In accordance with agreements between the shareholders, we are required to purchase a 51% share of the option shares. However, the price for such shares has not yet been determined and is not included in the table above.

OFF BALANCE SHEET ARRANGEMENTS

		expire			expire
		Less than	expire	expire	Over
Guarantee liabilities	Total	1 year (2003)	2-3 years	4-5 years	5 years

(NOK in millions)
Guarantee liabilities	2,515	82	1,572	—	861

      We have not included in the preceding table or in the following discussion those guarantees where the resulting liability is included in the balance sheet or those guarantees related to unused drawing rights in Group companies and purchased bank guarantees.

      In 2000, when Bravida was still a subsidiary, we provided a performance (fulfilment) guarantee in connection with Bravida’s obligations to the Södra Länken project in Sweden, with an original project limit for Bravida of NOK 515 million. The project is expected to be completed in 2005.

      In 2001, we provided a guarantee to Intelsat of USD 117 million (NOK 815 million as of December 31, 2002) for the NOK 1.052 million purchase of satellite capacity to be performed in 2004 described above in “— Information About Contractual Cash Payments”.

      In December 31 2002, our previous contractual commitment to contribute capital to the associated company Connect Austria was replaced with a guarantee for up to approximately EUR 68 million (NOK 493 million). The guarantee is in favour of the lenders of interest-bearing financing to Connect Austria and payment under this guarantee may be required if the financial covenants in these loan agreements are violated.

      We have provided a guarantee of USD 25 million (NOK 174 million) for a termination fee of the Cross Border Tax Benefit Lease-agreement for GSM Mobile telephony networks, described above in “— Information About Contractual Cash Payments”. The leasing period ends in 2015.

      We have provided a guarantee for a termination fee of the satellite leases (Thor II and Thor III) of NOK 171 million. The leasing periods end in 2008 and 2010.

      As of December 31, 2002, we had provided a guarantee of USD 10 million (NOK 70 million) for the liabilities of the associated company StavTeleSot. We sold StavTeleSot in the beginning of 2003 and our guarantee expired.

      As of December 31, 2002, we had provided performance and payment guarantees for subsidiaries for an aggregate amount of approximately NOK 110 million.

      You should read “Information about Contractual Cash Payments” for information about GrameenPhone.

OTHER ISSUES

Critical Accounting Policies under Norwegian GAAP and Estimates

      Certain amounts included in or affecting our financial statements and related disclosure must be estimated, requiring us to make assumptions with respect to values or conditions which cannot be known with certainty at the time the financial statements are prepared. A “critical accounting policy” is one which is both important to the portrayal of the company’s financial condition and results and requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We evaluate such policies on an ongoing basis, based upon historical results and experience, consultation with experts, trends and other methods we consider reasonable in the particular circumstances, as well as our forecasts as to how these might change in the future.

      Impairment. We have made significant investments in tangible assets, goodwill and other intangible assets, associated companies and joint ventures and other investments. These assets and investments are tested for impairment when circumstances trigger an impairment test. Factors we consider important which could trigger an impairment review include the following:

•	Significant fall in market values;

•	Significant underperformance relative to historical or projected future operating results;

•	Significant changes in the use of our assets or the strategy for our overall business;

•	Significant negative industry or economic trends.

      The principles for impairment testing are described in the accounting policies. For tangible and intangible assets, the assessment is made based on estimated recoverable amount, which is the higher of estimated discounted future cash flow and sales price less cost to sell. When such amounts are less than the carrying amount of the asset, a write-down to estimated recoverable amount is recorded.

      If quoted market prices for an asset or a company are not available, or the quoted market prices cannot be regarded as fair market value due to low trading liquidity, fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Estimating fair values of assets and companies must in part be based on management evaluations, including estimates of future performance, revenue generating capacity of the assets, assumptions of the future market conditions and the success in marketing of new products and services. Changes in circumstances and in management’s assumptions may give rise to impairment losses in the relevant periods.

      Goodwill is reviewed based on an estimated fair value of the reporting unit it refers to. Fair value of the reporting unit is based on quoted market share price (adjusted to reflect a control premium for those subsidiaries in which we have effective control) or discounted cash flows of the reporting unit where quoted market share price is not available. U.S. GAAP prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment; if impairment is necessary, the second phase measures the impairment. When impairment is identified, the carrying amount of goodwill is reduced to its estimated fair value of the reporting unit.

      For the impairment test in accordance with U.S. GAAP, we use undiscounted cash flows, except for goodwill. This did not result in any material difference from the results of our impairment test in accordance with Norwegian GAAP as of December 31, 2002.

      During 2001 and 2002, the market prices for telecom companies and assets have decreased significantly. In 2001 and 2002, we made substantial write-downs of tangible assets, goodwill and other intangible assets, associated companies and joint ventures and other investments.

      Depreciation and amortization. Depreciation and amortization is based on management estimates of the future economic lifetime of tangible and intangible assets. Estimates may change due to technological developments, competition, changes in market conditions and other factors and may result in changes in the estimated economic lifetime and in the amortization or depreciation charges. We shortened the depreciation time for some tangible assets in our mobile networks in Malaysia in 2002 and in our Norwegian fixed and mobile networks in 2001.

      Business combinations. We are required to allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. For our larger acquisitions, we have engaged independent third-party appraisal firms to assist us in determining the fair values of the assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions. The significant purchased intangible assets recorded by Telenor include customer contracts, brands and licenses. The significant tangible assets include mainly networks.

      Critical estimates in valuing certain tangible and intangible assets include but are not limited to: future expected cash flows from customer contracts and licenses, replacement cost for brand and for tangible assets. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

      Deferred tax assets, valuation allowances for deferred tax assets, and tax losses. We record valuation allowances to reduce our deferred tax assets to an amount that is more likely than not to be realized. Our income taxes have been increased by valuation allowances, mainly related to our foreign operations. While we have considered future taxable income and feasible tax planning strategies in determining the amount of our valuation allowances, any difference in the amount that we ultimately may realize would be included as income in the period in which such a determination is made.

      Furthermore, we have not recorded deferred tax assets that may be realized upon possible future disposal of shares in subsidiaries and associated companies.

      To the extent Telenor ASA should dispose of shares in Telenor Eiendom Holding AS, or dispose of shares in entities demerged from Telenor Eiendom Holding AS, any taxes will be computed on the difference between the consideration received and the high tax base cost of the shares determined in connection with the in kind contribution prior to our IPO in December 2000. You should read “Results of Operations — Group — Income Taxes” for additional information on the in kind contribution.

      We have realized significant tax losses on shareholdings, both through liquidation and sale of shares to third parties and between companies in our Group. Even though we believe that these tax losses are tax deductible, in 2002 the Norwegian tax authorities challenged our evaluations in connection with one of our transactions. You should read “Results of Operations — Group — Income Taxes” and “Item 8: Financial Information — Legal Proceedings” for additional information on the challenge by the Norwegian Tax authorities.

      Pension costs, pension obligations and pension plan assets. Calculation of pension costs and net pension obligations (the difference between pension obligations and pension plan assets) are made based on a number of estimates and assumptions. Changes in and deviations from estimates and assumptions (actuarial gains and losses) affect fair value of net pension liabilities, but are not recorded in our financial statements unless the accumulated effect of such changes and deviations exceed 10% of the higher of our pension benefit obligations and our pension plan assets at the beginning of the year. From 10% up to 15% the excess amount is recognized in the profit and loss statement over the estimated average remaining service period and any amount in excess of 15% is recognized over a shorter period of 5 years. Actuarial losses have increased in the last three years (starting as of December 31, 1999), and were estimated to be approximately NOK 0.9 billion as of December 31, 2002. The actuarial losses related mainly to our Norwegian defined benefit plans and were approximately 22% of our pension benefit obligations as of December 31, 2002. In 2003, we expect to amortize approximately NOK 70 million of these actuarial losses as part of pension costs.

      The increase in actuarial losses was mainly due to the reduction in our discount rate as of December 31, 1999, lower actual return on plan assets than estimated due to the reduction in share prices in the last three years and higher salary increases and pensions adjustments than we had originally estimated in the latest years. Our key assumptions for our Norwegian defined benefit plans, which constitute the major part of our pension plans, are evaluated each year. The last time we deemed it necessary to revise our assumptions was at the end of 1999, when we, among other things, reduced each of our discount rate and our expected return on plan assets by 0.5 percentage points. As of December 31, 2002, our assumptions were: 6.5% discount rate, 7.5% expected return on plan assets, 3.5% rate of compensation increase, 3.0% expected increase in the social security base amount, 3.0% annual adjustments to pensions and a 12-year estimated average remaining service period. Changes in these assumptions, as well as deviations from these assumptions and other actuarial assumptions, may affect the estimated net present value of our net pension obligations, actuarial gains and losses and future years pension costs. In particular, a potential lowering of the discount rate as of year end 2003 would increase our actuarial losses with the potential adverse effect on our result from 2004.

      During 2002, we provided extra funding to our pension fund, in addition to normal pension premiums, in the amount of approximately NOK 70 million due to the decline in share prices. As of year-end 2002, our pension fund had not required extra funding. Extra funding in the future, above normal pension premiums, depends mainly on the actual return in the fund going forward.

      Legal proceedings. We are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. We evaluate, among other factors, the degree of probability of an unfavourable outcome and the ability to make a reasonable estimate of the amount of loss. Unanticipated events or changes in these factors may require us to increase the amount we have accrued for any matter or accrue for a matter that has not been previously accrued because it was not considered probable. You should read “Item 8: Financial Information — Legal Proceedings” for additional information on legal proceedings.

Inflation

      Our results in recent years have not been substantially affected by inflation. Inflation in Norway as measured by the consumer price index during the years ended December 31, 2000, 2001 and 2002 was 3.1%, 3.0% and 1.3% respectively.

Norwegian GAAP compared with U.S. GAAP

      Our consolidated financial statements have been prepared under Norwegian GAAP, which differs from U.S. GAAP in several respects. We have prepared a reconciliation of our net income for the years ended December 31, 2000, 2001 and 2002, and of our shareholders’ equity as of December 31, 2001 and 2002.

      The significant differences between Norwegian GAAP and U.S. GAAP affecting our net income and shareholders equity are described in note 31 to our audited consolidated financial statements.

      Under U.S. GAAP, net income (loss) for the years ended December 31, 2000, 2001 and 2002 would have been NOK 1,082 million, NOK 7,004 million and NOK (3,658) million, respectively, as compared to NOK 1,076 million, NOK 7,079 million and NOK (4,298) million, respectively, under Norwegian GAAP.

ITEM 6:  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

      The management of Telenor is vested in our board of directors and our president and chief executive officer. The president is responsible for the day-to-day management of our company in accordance with the instructions, policies and operating guidelines set out by our board of directors. Our articles of association specify that our board of directors shall consist of between five and eleven members. Our board of directors currently consists of nine directors, of whom three are employee representatives.

      The current board of directors (excluding employee representatives) has been elected by the corporate assembly.

      The directors and executive officers of the company are identified below. The address of the directors and executive officers is c/o Telenor ASA, at the corporate headquarters, Fornebu, Norway.

Board of Directors

				Expiration of
Name	Address	Born	Position	current term

Thorleif Enger	Oslo	1943	Chairman	March, 2005
Ashild M. Bendiktsen	Salangen	1945	Deputy Chairman	June, 2003
Hanne de Mora	Erlenbach, Switzerland	1960	Director	June, 2003
Einar Førde	Oslo	1943	Director	October, 2003
Jørgen Lindegaard	Copenhagen, Denmark	1943	Director	October, 2003
Bjørg Ven	Oslo	1946	Director	October, 2003
Harald Stavn(1)	Kongsberg	1954	Director	Spring 2005
Per Gunnar Salomonsen(1)	Skien	1954	Director	Spring 2005
Irma Tystad(1)	Trysil	1943	Director	Spring 2005

(1)	Elected by the employees.

      Thorleif Enger was elected to the board on October 1, 2001 and has been a chairman of the board since March 2003. He is executive vice president and a member of the group management of Norsk Hydro, with responsibility for the Agri Business Area. He began working for Norsk Hydro in 1973 and has held a number of positions in the company. Mr. Enger is chairman of the board of Treka A/S and a board member of Kverneland and PSG, as well as a member of ABB’s corporate assembly. He has a doctorate in structural engineering from the University of Colorado.

      Ashild M. Bendiktsen was elected to the board in June 1994, and was a director until November 1999. She was again elected to the board in May 2000 and has been deputy chairman of the board since July 2000. Ms. Bendiktsen was acting chairman from December 3, 2002 to March 6, 2003. She is chairman of the board of NHO (the Confederation of Norwegian Business and Industry) in Troms, a member of NHO’s executive board, and vice chairman of the board of the Norut Group. Ms. Bendiktsen was secretary of state in the Ministry of Transport and Communications from 1986 to 1988 and 1990 to 1991. She has studied economics and is finance director with Bendiktsen & Aasen AS.

      Hanne de Mora was elected to the board on June 18, 2002. Her work experience includes Den norske Creditbank in Luxembourg and Procter & Gamble in Geneva and Stockholm. She worked with McKinsey in Stockholm from 1989 to June 2002 and she was elected partner in 1996. Since June 2002, she has been running her own management resource firm in Switzerland. She has a Master of Business Administration degree from Barcelona, Spain.

      Einar Førde was elected to the board on October 1, 2001. He is an independent consultant and chairman of the board of Norsk Telegrambyra and a board member of Digital Vision AS. From 1989 to autumn 2001, Mr. Førde was the chief executive officer of the Norwegian Broadcasting Corporation (NRK). He was a member of the Norwegian parliament from 1969 to 1989 for the Labor Party and the Minister for

Religion and Education from 1979 to 1981. Mr. Førde was the parliamentary leader of the Labor Party in Norway from 1986 to 1989 and deputy leader of the party from 1981 to 1989.

      Jørgen Lindegaard was elected to the board on October 1, 2001. He is the chief executive officer of the airline company SAS. Mr. Lindegaard’s background is in the telecommunications industry, and since 1975 he has held managerial positions at Fyns Telefon A/ S, København Telefon A/ S and TeleDanmark A/ S. He is chairman of the board of Sonofon Holding A/ S and a board member of Finansieringsinstituttet for Industri og Handværk A/ S. Mr. Lindegaard is a telecommunications engineer and a member of The Academy for Technical Sciences in Denmark and Norway.

      Bjørg Ven was elected to the board on October 1, 2001. She is a solicitor with attendance rights at the Supreme Court in Norway, and since 1980 she has been a partner of the law firm Haavind Vislie in Oslo. She is chairman of the appeal board of the Oslo Stock Exchange and the appeal board for Public Acquisitions. Ms. Ven is a substitute judge at the EFTA court in Luxembourg and chairman of the board of the National Insurance Fund in Norway and Gjensidige NOR, an endowment insurance company.

      Harald Stavn was elected to the board on June 20, 2000 as an employee representative. Mr. Stavn joined Telenor in 1974 and has held various engineering positions. He is a board member of Telenor Pensjonskasse (Pension Fund), member of the executive board of NITO (the Norwegian Society of Engineers) and employee representative for NITO in Telenor. Mr. Stavn was educated as a business economist at Handelshøyskolen BI (the Norwegian School of Management) in Oslo.

      Per Gunnar Salomonsen was elected to the board on November 1, 2000 as an employee representative. Mr. Salomonsen began working for Telenor in 1973. He has held various positions in Telenor, most recently as operations engineer. From 1995 to 2000, he was a board member of Telenor Nett. Mr. Salomonsen is a group employee representative for the Norwegian trade union EL & IT Forbundet. He is a qualified engineer.

      Irma Tystad was elected to our board of directors on June 20, 2000 as an employee representative. Ms. Tystad has served as a board member of Telenor Plus since 1995 and of Telenor Pensjonskasse (Pension Fund) since 1997. She is the group employee representative for Kommunikasjonsforbundet (Union of Communications). Ms. Tystad is a graduate of the Technical College of Norwegian Telecom and has subsequently studied business and management.

Group Management

Name	Address	Born	Position

Jon Fredrik Baksaas	Sandvika	1954	President and Chief Executive Officer
Torstein Moland	Lier	1945	Senior Executive Vice President and Chief Financial Officer
Arve Johansen	Lier	1949	Senior Executive Vice President and Chief Executive Officer of Telenor Mobile
Morten Karlsen Sørby	Oslo	1959	Executive Vice President and Chief Executive Officer of Telenor Norway
Berit Svendsen	Oslo	1963	Executive Vice President and Chief Technology Officer
Jan Edvard Thygesen	Nesbru	1951	Executive Vice President and Chief Executive Officer of Telenor Networks
Stig Eide Sivertsen	Oslo	1959	Executive Vice President and Chief Executive Officer of Telenor Broadcast

      Jon Fredrik Baksaas has served as our president and chief executive officer since June 21, 2002. Mr. Baksaas joined us in 1989 and had previously served as deputy chief executive officer since 1997. Mr. Baksaas has also held positions as director of corporate finance, executive vice president, and chief executive officer of TBK AS. Before joining us, he held finance positions at Aker AS, Stolt-Nielsen Seaway and Det norske Veritas. Mr. Baksaas is also a board member of Svenska Handelsbanken AB. Mr. Baksaas received a Master of Science from the Norwegian School of Business Administration and has attended the Program for Executive Development at IMD in Lausanne, Switzerland.

      Torstein Moland has served as senior executive vice president and the chief financial officer of Telenor since 1997. Prior to joining us in 1997, Mr. Moland served as the head of the Central Bank of Norway and as president of Norske Skog. He had previously served at the Norwegian Ministry of Finance working on economic policy and later as the secretary of state to the Prime Minister. Mr. Moland received an honors degree in economics from the University of Oslo and completed additional studies at the Massachusetts Institute of Technology.

      Arve Johansen has served as a senior executive vice president since 1999 and as chief executive officer of Telenor Mobile since 2000. Mr. Johansen joined us in 1989 and has held a number of positions, including chief executive officer of Telenor International AS. Prior to joining us, Mr. Johansen was employed by EB Telecom as executive vice president, by the Norwegian Institute of Technology as a research engineer and by ELAB. Mr. Johansen received a Master of Science in electrical engineering (telecommunications) from the Norwegian Institute of Technology and participated in the Program for Management Development at the Harvard Business School.

      Morten Karlsen Sørby has held the position of executive vice president and chief executive officer of Telenor Norway since January 1, 2003. Mr. Sørby joined us in 1993 and has since held several positions in our group, including, executive vice president of Telenor Mobile, director of finance and chief executive officer of Telenor International. He has previously worked at Arthur Andersen & Co. in Oslo, primarily within IT, telecom and media. Mr. Sørby holds a Master of Science in Business Administration and is a state licensed public accountant (Norway).

      Berit Svendsen has served as our executive vice president and chief technology officer since 2000. Since joining us in 1988, Ms. Svendsen has held various positions, most recently as project director for FMC (Fixed Mobile Convergence) and as managing director for data services. Ms. Svendsen holds a Master of Science in Electrical Engineering from the Norwegian University of Science and Technology and a Master of Technology Management from the Norwegian School of Business Administration in Bergen and the Massachussetts Institute of Technology.

      Jan Edvard Thygesen has served as executive vice president and chief executive officer of Telenor Networks since 1998. Since joining us in 1979, Mr. Thygesen has held various positions, including executive vice president of Telenor Mobil, chief executive officer of Telenor Invest AS, executive vice president of Telenor Bedrift AS and chief executive officer of Telenor Nett AS. He has also served as the president of Esat Digifone and Televerket. Mr. Thygesen graduated in electronics and telecommunications from the Norwegian Institute of Technology in Trondheim.

      Stig Eide Sivertsen is executive vice president and the chief executive officer of Telenor Broadcast. Mr. Sivertsen joined us in 1997 as the director of corporate finance for Telenor Link AS. He previously held positions as chief executive officer of Nettavisen AS and as director of corporate finance of Petroleum Geo-Services ASA and Schibsted ASA. Mr. Sivertsen received a Master of Business Administration from Durham University and holds elementary and supplementary degrees in law from the University of Bergen.

Corporate Assembly

      Our corporate assembly consists of 15 members. The general meeting elects ten members with three alternates. Our employees elect an additional five members and two observers, all with alternates. We have an election committee that makes recommendations to the general meeting regarding the election of shareholder-elected members of the corporate assembly and their alternates. The committee consists of four members who are shareholders or representatives of shareholders. The chairman of the corporate assembly is a permanent member of the committee and acts as its chairman. Two members are elected by the general meeting and one member is elected by and from among the corporate assembly’s shareholder-elected members. Each member is elected for a two-year term. A member of the corporate assembly (other than a member elected by employees) may be removed by the shareholders at any time without cause.

      The corporate assembly has a duty to supervise the board of directors and our president and chief executive officer in their management of the company, and under Norwegian law has a fiduciary duty to the shareholders.

      One of the principal functions of the corporate assembly is to elect and remove the board of directors. Up to one-third of the members of the board of directors, but in no event less than two persons, including alternates, shall be elected from among our employees if one-third of the corporate assembly members demands it. Half of the members elected by the employees may request that the board members shall be elected by the shareholder elected members and employee elected members of the assembly voting as separate groups. The members are elected for a term of two years. The current term of the members elected by the general meeting will expire on the day of our general meeting which is expected to be held on May 8, 2003. The current term of the members elected by our employees will expire during the spring 2005.

      The approval of our corporate assembly is required for significant investments as well as for substantial changes to our operations that affect the number or allocation of employees on the recommendation of our board of directors.

      Set forth below is a list of the current members of our corporate assembly:

Name	Address	Position

Mona Røkke	Tønsberg	Chairman
Gisle Handeland	Fedje	Deputy Chairman
Ove Andersen	Kolbjørnsvik	Member
Randi Braathe	Rygge	Member
Eystein Gjelsvik	Langhus	Member
Brit Seim Jahre	Oslo	Member
Arne Jenssen	Trondheim	Member
Hilde Kinserdal	Bergen	Member
Ragnar Klevaas	Bærum	Member
Berit Kopren	Stavanger	Member
Jan Erik Korssjoen	Kongsberg	Member
Stein Erik Olsen	Bergen	Member
Jan Riddervold	Lillehammer	Member
Bjørg Simonsen	Mo	Member
Astri Skare	Bergen	Member

Compensation to the Board of Directors, Corporate Assembly, Group Management and Auditors

      Aggregate remuneration for the board of directors and the corporate assembly for 2002 was NOK 1,475,000 and NOK 407,000, respectively.

      Aggregate remuneration for the group management for 2002 was NOK 43,302,000.

      Jon Fredrik Baksaas was appointed as president and chief executive officer and Tormod Hermansen withdrew as president and chief executive officer on June 21, 2002. Some other changes in the group management have also been implemented in 2002. Effective December 6, 2002, our new group management consists of Jon Fredrik Baksaas, Arve Johansen, Torstein Moland, Berit Svendsen, Jan Edvard Thygesen, Stig Eide Sivertsen and Morten Karlsen Sørby.

      The annual salary for our president and chief executive officer Jon Fredrik Baksaas was NOK 3,200,000 in 2002. We also paid pension premiums of NOK 734,223 (from June 21, 2002), and other compensation of NOK 51,479. Mr. Baksaas has no annual bonus agreement with us, however, he was granted 100,000 share options on February 21, 2002, 150,000 share options on June 22, 2002, and 250,000 share options on February 21, 2003. Our pension plan gives Mr. Baksaas the right to retire at the age of 60 with a supplementary pension, resulting in a total pension equal to 66% of NOK 3,000,000, adjusted annually to the Norwegian Consumer Price Index. Mr. Baksaas has the right to receive salary during a period of 24 months if we terminate the employment, provided that he does not undertake any other employment during such period, in which case, the payment would be reduced by 75% of the salary for the new employment. The termination payment does not qualify for holiday allowance. The agreed period of termination notice is six months.

      The annual salary for Tormod Hermansen was NOK 3,153,000 in 2002. Telenor paid pension premiums of NOK 726,984 and other compensation of NOK 52,136 until June 21, 2002. Furthermore, a payment equivalent to six months salary (NOK 1,576,000) was paid in connection with his resignation and this amount also qualifies for holiday allowance. The end payment was determined pursuant to an agreement at the time of his resignation between the board of directors and Mr. Hermansen, and covers a bonus for 2001, plus certain compensation in lieu of the 2002 bonus. Prior to his departure Mr. Hermansen also entered into a consulting agreement for a period of one year after withdrawal from the chief executive officer position. During this year, the salary and other work conditions are upheld as they were at the date of Mr. Hermansen’s resignation. During this period, Mr. Hermansen may not take on other employment. Furthermore, he may not take on tasks or duties for our competitors during the same period. Mr. Hermansen had earned full pension rights at the date of his resignation (66% of salary at the time of his resignation), and a “top-up” of NOK 536,010 was paid in addition to the pension payments for the period in 2002 after his resignation under the agreement upholding full salary conditions.

      The following table summarizes the principal terms and conditions of termination, pension benefits, annual bonus and incentive package of each member of our group management in 2002, with the exception of Mr. Baksaas for whom information is provided above.

					Share	Share
	Agreed			Annual	Options	options
	period of	Severance	Pension benefits	Bonus 2002	2002	2003
Title/name	notice	Pay	(1)	(2)	(3)	(3)

Senior Executive Vice President and CFO, Torstein Moland	6 months	6 months	66% of salary at the date of retirement with the right to retire at the age of 60.	The bonus is up to 33.3% of fixed salary. In addition, overperformance may result in bonus payments exceeding the bonus by up to 50%.	100,000	100,000
Senior Executive Vice President Arve Johansen	6 months	6 months	66% of salary at the date of retirement with the right to retire at the age of 60.	The bonus is up to 61% of fixed salary. In addition, overperformance may result in bonus payments exceeding the bonus by up to 50%.	100,000	100,000
Executive Vice President Morten Karlsen Sørby (from 6 December 2002)	6 months	6 months	66% of pension qualifying income at the date of retirement with the right to retire at the age of 62.(4)	The bonus is up to 33.3% of fixed salary.	70,000	75,000
Executive Vice President and CTO, Berit Svendsen	6 months	—	66% of salary at the date of retirement with the right to retire at the age of 62.	The bonus is up to 16.7% of fixed salary. In addition, overperformance may result in bonus payments exceeding the bonus by up to 62.5%.	100,000	75,000

					Share	Share
	Agreed			Annual	Options	options
	period of	Severance	Pension benefits	Bonus 2002	2002	2003
Title/name	notice	Pay	(1)	(2)	(3)	(3)

Executive Vice President Jan Edvard Thygesen	6 months	6 months	66% of salary at the date of retirement with the right to retire at the age of 62.	The bonus is up to 72.5% of fixed salary. In addition, overperformance may result in bonus payments exceeding the bonus by up to 50%.	75,000	75,000
Executive Vice President Stig Eide Sivertsen	6 months	—	66% of salary at the date of retirement with the right to retire at the age of 62.	The bonus is up to 72.5% of fixed salary. In addition, overperformance may result in bonus payments exceeding the bonus by up to 50%.	75,000	75,000

(1)	During 2003, we intend to implement a new definition of pension qualifying income for all members of our group management, providing pension benefits similar to those granted to Morten Karlsen Sørby.

(2)	Bonus is determined based on financial targets and may be adjusted on the basis of non-financial targets. If the budget is reached (under any given bonus criterion), 50% of the bonus is paid. The bonus for overperformance may only result from exceptional performance. Arve Johansen, Stig Eide Sivertsen and Jan Edvard Thygesen had their salary reduced in 2002 in exchange for increased annual bonus opportunities. In 2003, the possibility to receive bonus based on overperformance on the basis of financial targets will be withdrawn.

(3)	You should read “— Incentive programs” below for additional information about our share option programs for 2002 and 2003.

(4)	The income qualifying for pension benefits is equal to the salary at December 31, 2002, with annual adjustments based on the Norwegian Consumer Price Index.

      Each of Arve Johansen and Torstein Moland has an agreement under which they have the right to a possible transfer to other tasks within the organization with the right to compensation corresponding to half of their current salary. These agreements are valid until the age of retirement. The future pension benefits will be based on the salary at the time of transfer to other tasks.

      The following table summarizes proposed audit fees for 2002 and fees for audit-related services, tax services and other services invoiced to Telenor by auditors during 2002. The fees include both Norwegian and foreign subsidiaries.

		Audit-related	Tax related	Other
	Audit	services	services	services

	(NOK in millions, excluding value added tax)
Telnor ASA:
Group Auditor	2.5	5.4	1.5	0.9
Other Group Companies:
Group Auditor	16.1	6.7	3.0	0.7
Other Auditors	8.1	2.4	1.8	7.1

Incentive programs

      As of January 1, 2002, we adjusted the composition of the total remuneration to the group management. We replaced the previous long term bonus of up to a maximum of two months’ salary with a share option program. At the same time we revised the composition of the compensation elements (fixed salary, annual bonus and share options) and, as a consequence, some members of our group management received a relatively higher component of annual bonus in their total remuneration, while others received a relatively higher component related to share options (long term bonus).

      We granted share options on February 21, 2002, and February 21, 2003. In addition, 150,000 options were granted to the president and chief executive officer on June 21, 2002. In 2002, 85 managers and key personnel were granted options and 110 managers and key personnel were granted options in 2003.

      Options granted in 2002: One third of the options vest in each of the three years subsequent to the date of grant. The latest possible exercise date is seven years subsequent to the date of grant. The exercise price corresponds to the average closing price on the Oslo Stock Exchange for the five trading days prior to the date of grant, increasing by an amount each month corresponding to 1/12 of 12 months NIBOR (Norwegian Interbank Interest Rate). The options may only be exercised four times a year, during a ten-day period after the publication of our quarterly results.

      Options granted in 2003: One third of the options vest in each of the three years subsequent to the date of grant and are exercisable if the stock price at the time of exercise is higher than the average closing price on the Oslo Stock Exchange for the five trading days prior to the date of grant, adjusted with 5.38% per year. The latest possible exercise date is seven years subsequent to the date of grant. The exercise price corresponds to the average closing price at Oslo Stock Exchange five trading days prior to the date of grant (NOK 26.44). The options may only be exercised four times a year, during a ten-day period after the publication of our quarterly results.

		Weighted average		Options exercisable
		exercise price at the	Remaining	as of
Share options Telenor ASA	Share options	end of option life(1)	option term	December 31, 2002

Options granted in 2002 (February 21)	2,520,000	50.96	6 years	(2)
Options granted in 2002 (June 21)	150,000	42.12	6 years	(3)
Options exercised in 2002	—	—
Options forfeited in 2002	55,000	50.96
Balance as of December 31, 2002	2,615,000	50.45
Options granted in 2003 (February 21)	2,850,000	26.44	7 years	(4)

(1)	Exercise prices for our share option program of 2002 are calculated at the latest possible date of exercise, and based on 12-month NIBOR implied forward rates calculated on the spot curve on February 20 and June 20 each year, respectively. For our share option program of 2003, the exercise price is fixed to NOK 26.44 throughout the options’ term.

(2)	First possible exercise period was February 2003 for 1/3 of the options.

(3)	First possible exercise period is July 2003 for 1/3 of the options.

(4)	First possible exercise period is February 2004 for 1/3 of the options.

      At the exercise of the options, we maintain the right to redeem options by paying an amount in cash corresponding to the difference between the exercise price and the closing price on the day the notification reaches us. The options may be exercised earlier than the end of the options term as long as they are exercisable.

Pension benefits

      We provide general pension benefits to substantially all of our employees in Norway through the foundation Telenor Pension Fund (Telenor Pensjonskasse). We established the fund on January 1, 1988 and we established it as our pension fund since September 1, 1995. On that date, all of our employees, who had previously been part of a governmental pension scheme, were placed into a corporate pension scheme. Under an arrangement with the government, the government’s pension scheme will fund all pension entitlements that were accrued up to September 1, 1995, without any recourse to us.

      The amount of benefits provided through the Telenor Pension Fund are based on the employee’s length of service and compensation. Full pension benefits through the fund are 66% (inclusive benefits through Norwegian national insurance) of the employee’s annual salary after 30 years of service. However, the annual remuneration that determines the pension benefits may not exceed 12 times the so called base amount set by the government. For May 2002, the base amount is NOK 54,170. The parliament determines annually the maximum amount of pension benefits based on an index linked to an employee’s salary. We estimate that the parliament will increase pension benefits provided through the fund by approximately 3% per year. Under Norwegian law, the Telenor Pension Fund is treated as a service pension arrangement and, therefore, the premium for the plan is tax deductible.

      In addition to the benefits described above, we established a supplementary foundation, the Telenor Pension Fund II, on January 1, 1997 to provide additional benefits to eligible employees pursuant to their employment contracts. Full pension under this scheme is 66% of the employee’s annual salary. In this case, the annual remuneration can exceed 12 times the base amount. However, for a limited number of employees their annual pension is maximized to a certain amount. Employees are eligible for full pension benefits under this scheme after 20 years of service. Our Top Management Pension Plan is based on the general pension plan with supplementary pensions through the Telenor Pension Fund II. There is no minimum required period of employment for an employee to qualify for membership in the Top Management Pension Plan. The additional premium payable under the Telenor Pension Fund II is not tax deductible according to Norwegian tax law. The Telenor Pension Fund II and our Top Management Pension Plan are now closed for new members, and a system of supplementary pension based on defined contribution per year (not defined benefit) will be implemented in 2003.

      You should read notes 6 and 7 to our consolidated financial statements for additional information on our pension costs and obligations.

Board Practices

      In December 2000, our board of directors established a remuneration committee consisting of the chairman and deputy chairman of our board of directors and one member to be elected among our other shareholder-elected board members. Currently the position as third member of the committee is vacant. Our president and chief executive director Jon Fredrik Baksaas is also invited to attend the meetings of the committee. The primary responsibility of the committee is to discuss and make proposals to the board of directors in respect of our compensation policy for our chief executive officer and group management, as well as the general remuneration policy for our other managers. The committee meets on average four to six times per year.

Employees

      As at December 31, 2002, we had 22,100 full-time equivalent employees, of whom we employed 13,200 in Norway and 8,900 outside Norway. During 2002, the number of full-time equivalent employees decreased by 1,500 from our operations in Norway and increased by 2,600 full-time equivalent employees for our operations outside Norway. Set forth below are the numbers of our full-time equivalent in each of our business areas and other companies as the dates indicates:

	Number of employees(1)			Number of employees(1)			Number of employees(1)

	December 31, 2000			December 31, 2001			December 31, 2002

		Outside			Outside			Outside
Business Area	Norway	Norway	Total	Norway	Norway	Total	Norway	Norway	Total

Mobile	1,950	531	2,481	2,133	2,084	4,217	1,878	4,673	6,551
Network Services	4,082	12	4,094	3,926	38	3,964	3,778	42	3,820
Plus	1,050	98	1,148	1,147	198	1,345	1,089	243	1,332
Business Solutions	1,360	2,632	3,992	1,400	2,824	4,224	1,280	2,606	3,886
EDB Business Partner FO	2,597	148	2,745	2,828	344	3,172	2,452	308	2,760
Media	918	990	1,908	—	—	—	—	—	—
Bravida	—	—	—	—	—	—	—	—	—
Other business units	1,762	607	2,369	1,743	790	2,533	1,328	1,007	2,335
Corporate functions and group activities	1,391	22	1,413	1,523	22	1,545	1,396	21	1,417

Total	15,110	5,040	20,150	14,700	6,300	21,000	13,200	8,900	22,100

(1)	Full-time equivalents.

      We are a member of the employers’ association NAVO (the Norwegian association of employers for business activities with public connections). Joint consultation and cooperation with the trade unions are governed through the principal agreement of NAVO, the central agreements of cooperation and the agreements in the individual business units or companies. The cooperation is also formalized through forums such as the group committee, the joint consultative committee and regular management forums.

      Our employees are represented by four trade unions: EL & IT Forbundet, KTTL, NITO-TELE and TS. Approximately 59% of our employees are union members. The unions are entitled to appoint three members to our board of directors. Two members are elected from Kommunikasjonsforbundet, NITO-TELE and TS and one from EL & IT Forbundet. We consider our relations with our employees as well as the unions to be good.

      We seek to continually improve the skills and development of our employees in each of our business areas. Employees participate in various training programs. Our training organization provides different development programs and we cooperate with selected colleges and universities as well as other educational and research institutions in Norway and abroad. We place great emphasis on promoting an atmosphere geared towards learning and sharing of knowledge, with a strong focus on our efforts to retain our employees, which are strategically important to our business. A major principle in Telenor’s personnel policy is to appear as an attractive and competitive employer as well as to establish value-added remuneration plans.

      Total loans to employees were NOK 50 million as of December 31, 2002. These loans were mainly provided to finance cars purchased by the employees as an alternative to company cars and in connection with the purchase of shares in the employee stock ownership program in December 2002. The loans for purchase of shares totaled NOK 15 million and were limited to approximately NOK 6,000 per employee after discount. Loans for purchase of shares are non-interest bearing and have terms of one year. As of December 31, 2002, each of the three employee representatives on our board of directors had a loan of approximately NOK 6,000. However, each such director has repaid his or her loan to us in full. You should read “— Share Ownership” for additional information about our loans to employees to purchase shares.

Share Ownership

      The number of shares owned by the members of the board of directors, the corporate assembly and the group management as of April 24, 2003 is shown below. Shares owned by the board of directors and the group management includes closely related parties.

No. of shares
owned as of
Board of Directors	April 24, 2003

Thorleif Enger	2,000
Ashild M. Bendiktsen	682
Hannea de Mora	—
Einar Førde	—
Jørgen Lindegaard	—
Bjørg Ven	10,000
Harald Stavn	3,268
Per Gunnar Salomonsen	1,436
Irma Tystad	754

No. of shares
owned as of
Corporate Assembly	April 24, 2003

Mona Røkke	200
Gisle Handeland	—
Ove Andersen	—
Randi Braathe	—
Eystein Gjelsvik	275
Brit Seim Jahre	—
Arne Jenssen	407
Hilde Kinserdal	—
Ragnar Klevaas	682
Berit Kopren	275
Jan Erik Korssjoen	—
Stein Erik Olsen	754
Jan Riddervold	1,579
Bjørg Simonsen	—
Astri Skare	—

No. of shares
owned as of
Group Management	April 24, 2003

Jon Fredrik Baksaas	20,276
Torstein Moland	11,640
Arve Johansen	24,556
Morten Karlsen Sørby	3,218
Berit Svendsen	4,297
Jan Edvard Thygesen	30,702
Stig Eide Sivertsen	28,189

      In 2002, in order to encourage long-term shareholding among our employees, all our permanent employees and the employees of our Norwegian subsidiaries where our ownership share directly or indirectly is greater than 90% were extended a loan of approximately NOK 6,000 each to buy shares for an aggregate value of up to approximately NOK 7,500, with a cash discount of approximately 20%. If the average share price during the last 30 days of trading up to and including December 16, 2003, is at least 12% higher than the corresponding average share price up to and including December 16, 2002, those who subscribed for shares in this offer will be allocated “profit bonus shares” of NOK 2,500, provided that they continue to hold the allocated shares and are still our employees. We offered a similar share purchase program in December 2001.

      Approximately 22% of those who were offered shares accepted the offer and were allocated 276 shares each at a value of NOK 27.08, which was the average quoting price during the last five days of trading up to and including December 16, 2002. After taking account of the discount, this gives a value of NOK 21.65 per share. Each participating employee will pay for the shares through 12 monthly payroll deductions of approximately NOK 500 each in 2002.

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

      Other than as described below, Telenor does not believe that it has undertaken any material transactions or loans with a related party.

RELATIONSHIP BETWEEN TELENOR AND THE KINGDOM OF NORWAY

Background

      Our predecessors and we have been responsible for telecommunications in Norway since 1855 when Telenor was founded as the Norwegian Telegraph Administration. Throughout much of our operating history we have been a state-owned monopoly telecommunications provider in Norway. Since the early 1980s, the Norwegian Telecommunications markets have been gradually opened up to competition, and by January 1, 1998 the Norwegian market was fully opened. As part of the deregulation process, we (the present Telenor Communications AS) were converted from a public enterprise to a limited company owned 100% by the Kingdom of Norway in 1994. In 1995 we were renamed Telenor. The Kingdom of Norway’s ownership of Telenor was previously administered by the Ministry of Transport and Communications. On September 8, 2000, the administration of the Kingdom of Norway’s ownership interest in Telenor was transferred to the Ministry of Trade and Industry.

The Kingdom of Norway as a Shareholder

      At April 24, 2003 the Kingdom of Norway owned 1,400,000,000 shares of Telenor, representing 77.63% of our share capital (as diluted for 28,103,172 own shares).

      Prior to our initial public offering in December 2000, the Kingdom of Norway owned 100% of our issued share capital, save as described as follows.

      At our incorporation on July 21, 2000, our share capital, which was entirely owned by the Kingdom of Norway, was NOK 8,400,000,000 divided into 840,000 ordinary shares of NOK 10,000 nominal value each. At an extraordinary general meeting held on November 10, 2000, it was decided to split the shares into shares having a nominal value of NOK 6 each, whereupon our share capital was NOK 8,400,000,000 divided into 1,400,000,000 ordinary shares of NOK 6 nominal value each.

      At the same time, it was resolved to increase the share capital by NOK 180,000,000 through the issuance of 30,000,000 ordinary shares through a transfer of capital from “other paid in capital” to share capital (a bonus issue).

      The Kingdom of Norway waived its right to receive the new shares, which were issued to us as treasury shares. The treasury shares were intended to be used to grant additional bonus shares to retail investors in Norway pursuant to the initial public offering. In December 2001 1,896,828 of bonus shares were granted to retail investors in Norway leaving 28,103,172 of treasury shares owned by Telenor. At the general meeting held on May 10, 2001, our board of directors was given the authority to use the treasury shares upon our board’s decision.

      On June 14, 2000 the Storting (the Norwegian parliament) authorized the Norwegian government to sell the Kingdom of Norway’s shares in Telenor, provided that it ensures that the Kingdom of Norway’s ownership level in Telenor amounts to at least 51%. In 2001 the Storting authorized the Kingdom of Norway to reduce its ownership level to 34%.

      As the Kingdom of Norway owns in excess of two-thirds of the shares in Telenor, it has the sole power to amend our articles of association. In addition, as long as the Kingdom of Norway owns more than one-third of the shares in Telenor, it will be able to prevent any amendments to our articles of association. In addition, as a majority shareholder, the Kingdom of Norway will have the power to control any decision at a meeting of our shareholders requiring a majority vote, including electing a majority of the corporate assembly which in turn has the power to elect our board of directors, as well as approval of the payment of dividends.

      The Norwegian government has noted that as one of several shareholders in Telenor, the Kingdom of Norway will concentrate primarily on issues relating to return on capital, capital structure and dividend policy, emphasizing long-term profitable business development and the creation of value for all shareholders. The Norwegian government plans to ensure that the Kingdom of Norway’s ownership position will be exercised professionally and in accordance with usual businesslike practices. Telenor will be expected to generate capital returns consistent with those of other European companies in the same industry and with an equivalent positioning to that of Telenor. The capital structure and the dividend policy should be conducive to the creation of shareholder value.

The Kingdom of Norway as a Regulator

      Our telecommunications activities are regulated primarily by the Telecommunications Act and the secondary regulations promulgated thereunder. Under the Telecommunications Act, the PT is the agency of the Norwegian government with day-to-day responsibility for overseeing the telecommunications sector. The PT reports to the Ministry of Transport and Communications.

      The question of the organization of ownership and regulatory roles in the telecommunications sector has been considered in numerous proposals before the Storting. In order to be conducive to market confidence that the ownership and regulatory roles in the telecommunications sector are organized in an acceptable manner, among other reasons, the Norwegian government transferred the administration of the Kingdom of Norway’s ownership interest in Telenor to the Ministry of Trade and Industry on September 8, 2000.

The Kingdom of Norway as a Customer

      The departments and agencies of the Kingdom of Norway in the aggregate comprise our largest customer. Generally, we deal with the various departments and agencies of the Kingdom of Norway as separate customers, except that the terms upon which we offer services to government entities are periodically established through a tender process in order to comply with the procurement rules to which the government entities are subject. The provision of services to any one department or agency does not constitute a material part of our revenues. You should read note 26 to our consolidated financial statements for additional information on our relationship with the Kingdom of Norway.

OTHER RELATED PARTY TRANSACTIONS

      Telenor has entered into arrangements with a number of subsidiaries and affiliated companies in the course of its business. Transactions between Telenor and these subsidiaries and affiliated companies are conducted at arms’ length, meaning on commercially reasonable terms that would also have been agreed by unrelated third parties. Telenor provides a variety of services to these companies, including network services, invoicing and collection services, treasury services, administrative and managerial services. For a description of certain of these related party transactions, you should read note 26 to our consolidated financial statements. Short and long term receivables from associated companies and joint ventures are set out in notes 16 and 17 to our consolidated financial statements.

      You should read “Item 6: Directors, Senior Management and Employees — Employees” for information on loans to our employee representatives on our board of directors.

OTHER INFORMATION

      As of April 24, 2003, 365,814 ADSs equivalent to 1,097,442 ordinary shares, or approximately 0.06% of the total ordinary shares in issue, were outstanding and were held by five holders.

      As of April 24, 2003, there were a total of 54,798 record holders of ordinary shares, of whom 103 had registered addresses in the United States and held a total of 14,161,253 ordinary shares (0.79% of the total issued). Since certain ordinary shares are registered in the names of nominees, the number of shareholders of record may not be representative of the number of beneficial owners.

      The number of shares owned by the members of the board of directors, the corporate assembly and the group management as of April 24, 2003 is shown above. Shares owned by the board of directors and the group managements include closely related parties.

ITEM 8:  FINANCIAL INFORMATION

Financial Statements

      See “Item 18: Financial Statements”.

Legal Proceedings

      We are involved in a number of legal proceedings, including among others those described below, concerning matters arising in connection with the conduct of our business. Provisions have been made to cover unfavorable rulings or deviations in tax assessments, pending the outcome of appeals by us against these decisions, as described below. Furthermore, provisions have been made to cover the expected outcome of other proceedings to the extent that negative outcomes are likely, and reliable estimates can be made. However, most of the proceedings against us are of such a nature that provisions cannot be made. While acknowledging the uncertainties of litigation we believe that, based on the information available to date, these matters will be resolved without any material effect on our financial position. You should read “Item 4: Information about the Company — Regulation” for a description of regulatory proceedings.

      In January 2003, we initiated proceedings against the Norwegian tax authorities before the Oslo District Court relating to the non-recognition of a tax loss deriving from an intra-group sale of shares in Sonofon Holding A/ S. The disputed amount is approximately NOK 8.6 billion, which results in a tax charge of NOK 2.4 billion. The Oslo District Court has not yet set a date for the court proceedings.

      In April 2001, the company S&A Telecom Cyprus Ltd., on behalf of WR Com Enterprises Ltd., initiated legal proceedings against us before the civil court of Athens, Greece, claiming approximately NOK 444 million plus interest related to disputes under several agreements entered into in connection with ownership interests in Cosmote. In January 2003, the court ruled that we are obliged to pay WR Com Enterprises Ltd. approximately NOK 444 million plus interest. In April 2003, we appealed the ruling. WR Com Enterprises Ltd. had also commenced arbitration proceedings in Oslo based on similar grounds in the same complex of cases, but withdrew the arbitration case in October 2002.

      In July 2002, TDC Tele Danmark AS, Telia Mobile AB, Sonera AB and Iceland Telecom Ltd. initiated legal proceedings against us before a court of arbitration. The claimants are asking for compensation of 36.65% of the market value (to be determined in a separate arbitration to take place later, based on the assumption of joint ownership of the earth stations) of the “INMARSAT earth stations at Eik and associated activities” as per December 31, 2002. The arbitration panel has been established and the hearing is scheduled for October and November 2003.

      In August 2001, the Norwegian State Railways (Norges Statsbaner, NSB) initiated legal proceedings against us before the Oslo District Court claiming that an agreement previously entered into between the parties concerning the allocation of costs related to contamination of a site used for the treatment of telephone poles with creosote is not binding for NSB. On March 27, 2003, the court dismissed NSB’s claim for NOK 122 million plus interest. NSB did not appeal the ruling.

      In December 1997, Teletopia AS initiated legal proceedings against us before the Oslo District Court claiming, among other things, that the termination of agreements entered into with Teletopia in 1995 was invalid and that we should be ordered to pay compensation as determined by the court. In April 2001, the Oslo District Court ruled that we are to pay compensation of NOK 23.5 million to Teletopia. We appealed the decision and Teletopia cross-appealed requesting additional compensation. Teletopia has now estimated its claim to be up to NOK 250 million plus interest. The main hearing before the Court of Appeal is scheduled to be held during ten weeks starting September 2003.

      In March 1998, NetCom ASA initiated proceedings against us before the Oslo District Court, claiming reimbursement based on the allegation that our prices for leased lines for the years 1993 through 1996 were not in accordance with the requirement for cost-oriented pricing under applicable regulations. In its ruling of June 19, 2001, the Oslo District Court ordered us to pay NOK 51.5 million plus interest. We appealed this decision and NetCom cross-appealed claiming in total NOK 98 million plus interest. In March 2002, the parties entered into an out-of-court settlement pursuant to which we agreed to pay NetCom NOK 35 million, including interest.

      Tele2 has initiated several proceedings against us relating to our allegedly delayed implementation of carrier preselection, a requirement which the Norwegian Post and Telecommunications Authority introduced in 1999. The most substantial proceeding still pending is the proceeding filed at Oslo District Court in May 2002, in connection with which Tele2 claims NOK 102 million plus interest in damages. As a result of an arbitration based on similar grounds on April 11, 2002, Song Networks was awarded compensation of NOK 15 million of a claim of NOK 52 million.

ITEM 9:  THE OFFER AND LISTING

      The principal trading market for our ordinary shares is the Oslo Stock Exchange on which they have been listed since the initial public offering of our shares in December 2000. Our ordinary shares are also listed on the NASDAQ National Market trading in the form of ADSs evidenced by ADRs. Each ADS represents three ordinary shares. We have a sponsored ADR facility with JP Morgan Chase Bank (formerly known as Morgan Guaranty Trust Company of New York) as Depositary.

      The following table gives, for the periods indicated, the reported high and low market quotations for the ordinary shares on the Oslo Stock Exchange, as derived from its Daily Official List, and the highest and lowest sales prices of the ADSs as reported on the NASDAQ National Market composite tape.

	NOK per
	ordinary share		$ per ADS

	High	Low	High	Low

2001	45.40	28.00	15.625	9.000
2002	39.30	22.50	13.330	9.000
2001
First Quarter	45.40	34.80	15.625	11.500
Second Quarter	44.40	35.70	14.600	11.500
Third Quarter	40.90	28.00	13.449	9.000
Fourth Quarter	40.00	32.20	13.400	10.650
2002
First Quarter	39.60	31.60	13.329	10.449
Second Quarter	36.50	22.70	12.850	9.550
Third Quarter	29.80	22.20	12.239	9.050
Fourth Quarter	31.20	22.50	12.550	9.000
2003
First Quarter	28.80	22.80	12.25	9.50
November 2002	29.90	25.00	12.050	10.390
December 2002	31.20	26.50	12.550	11.000
January 2003	28.80	24.90	12.250	10.747
February 2003	27.00	23.00	11.01	9.850
March 2003	25.00	22.80	10.60	9.50
April 2003	28.00	23.20	11.75	9.76

ITEM 10:  ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Summary of our Articles of Association

Name of the company

      Our registered name is Telenor ASA. We are a public limited company.

Registered office

      Our registered office is in Bærum, Norway.

Object of the company

      The objects of our company are telecommunications activities and other related activities. The activities may be conducted by the company itself, by subsidiaries or through participation in or in cooperation with other companies.

Share capital

      Our share capital is NOK 10,820,557,032 divided into 1,803,426,172 ordinary shares.

      For additional information relating to our share capital, you should read note 30 to our consolidated financial statements.

Nominal value of shares

      The nominal value of each ordinary share is NOK 6.

Board of Directors

      Our articles of association provide that our board of directors shall consist of between five and eleven members.

Corporate Assembly

      We have a corporate assembly of 15 members who are elected for two-year terms. Ten members with three alternates are elected by the general meeting and five members and two observers, all with alternates, are elected by and among the employees.

Annual General Meeting

      Our annual general meeting is held before the end of June, upon two weeks’ written notice and will be chaired by the chairman of the corporate assembly. Shareholders wishing to attend the meeting must give us three days’ written notice. The meeting deals with the annual report and accounts, including distribution of dividends, and any other matters as required by law or our articles of association.

Election Committee

      We have an election committee. The election committee makes recommendations to the general meeting regarding the election of shareholder-elected members and alternates to the corporate assembly and makes recommendations to the corporate assembly regarding the election of shareholder-elected members and alternates to the board of directors.

Shareholders’ Meetings

      In accordance with Norwegian law, our annual general meeting of shareholders is required to be held each year on or prior to June 30. Norwegian law requires that written notice of general meetings be sent to all shareholders whose addresses are known at least two weeks prior to the date of the meeting. A shareholder may vote at the general meeting either in person or by proxy. Although Norwegian law does not require us to send proxy forms to our shareholders for general meetings, we include a proxy form with notices of general meetings.

      In addition to the annual general meeting, extraordinary general meetings of shareholders may be held if deemed necessary by the board of directors, the corporate assembly or the chairman of the corporate assembly. An extraordinary general meeting must also be convened for the consideration of specific matters at the written request of our auditors or of shareholders representing a total of at least 5% of the outstanding share capital.

      Our general meetings are chaired by the chairman of the corporate assembly.

Voting Rights

      All the ordinary shares carry equal right to vote at general meetings.

      Except as otherwise provided, decisions which shareholders are entitled to make pursuant to Norwegian law or our articles of association may be made by a simple majority of the votes cast. In case of elections, the persons who obtain the most votes cast are deemed elected. However, certain decisions, including resolutions to waive preferential rights in connection with any share issue, to approve a merger or demerger, to amend our articles of association or to authorize an increase or reduction in our share capital must receive the approval of at least two-thirds of the aggregate number of votes cast as well as two-thirds of the share capital represented at a shareholder’s meeting. Norwegian law further requires that certain decisions, which have the effect of substantially altering the rights and preferences of any shares or class of shares receive the approval of at least two-thirds of the holders of such shares or class of shares.

      In order to attend and vote at our annual or extraordinary general meetings, shareholders must notify us of their attendance at least three days prior to the meeting. In general, in order to be entitled to vote, a shareholder must be registered as the owner of shares in the share register kept by the Norwegian Central Securities Depositary, referred to as the VPS System (described below), or, alternatively, report and show evidence of its share acquisition to us prior to the general meeting. Beneficial owners of shares which are registered in the name of a nominee are generally not entitled to vote under Norwegian law, nor are any persons who are designated in the register as holding such shares as nominees. The beneficial owners of ADSs are therefore only able to vote at meetings by surrendering their ADSs, withdrawing their ordinary shares from the ADS depositary and registering their ownership of such ordinary shares directly in our share register in the VPS System.

The VPS System and Transfer of Shares

      The VPS System is Norway’s paperless centralized securities registry. It is a computerized bookkeeping system operated by an independent body in which the ownership of, and all transactions relating to, Norwegian listed shares must be recorded. Our share register is operated through the VPS System.

      All transactions relating to securities registered with the VPS are made through computerized book entries. The VPS System confirms each entry by sending a transcript to the registered shareholder regardless of beneficial ownership. To effect these entries, the individual shareholder must establish a share account with a Norwegian account agent. Norwegian banks, the central bank of Norway, authorized securities brokers in Norway, bond issuing mortgage companies, unit trust managing companies and Norwegian branches of credit institutions established within the European Economic Area are allowed to act as account agents.

      The entry of a transaction in the VPS System is prima facie evidence in determining the legal rights of parties as against the issuing company or a third party claiming an interest in the subject security.

      The VPS System is strictly liable for any loss resulting from an error in connection with registering, altering or canceling a right, except in the event of contributory negligence, in which event compensation owed by the VPS System may be reduced or withdrawn.

      A transferee or assignee of shares may not exercise the rights of a shareholder with respect to such shares unless such transferee or assignee has registered such shareholding or has reported and shown evidence of such share acquisition and the acquisition of such shares is not prevented by law, our articles of association or otherwise.

Amendments to our Articles of Association, including Variation of Rights

      The affirmative vote of two-thirds of the votes cast as well as two-thirds of the aggregate share capital represented at the general meeting is required to amend our articles of association. Any amendment, which would reduce any shareholder’s right in respect of dividend payments or rights upon liquidation, or restrict the transferability of shares requires a majority vote of at least 90%. Any amendment which will alter the legal relationship between shares that were previously equal or make any issued shares redeemable need the consent of all shareholders affected thereby.

Additional Issuances and Preferential Rights

      Any issuances of shares by us, including bonus issues, require an amendment to our articles of association, which requires the same vote as other amendments to our articles of association. In addition, under Norwegian law, our shareholders have a preferential right to subscribe to issues of new shares by us. The preferential rights to subscribe for an issue may be waived by a resolution in a general meeting by the same majority required to approve amendments to our articles of association. A waiver of the shareholders’ preferential rights in respect of bonus issues requires the approval of all outstanding shares, regardless of class.

      The general meeting may, with a majority vote as described above, authorize the board of directors to issue new shares, and to waive the preferential rights of shareholders in connection with such issuances. Such authorization may be effective for a maximum of two years, and the par value of the shares to be issued may not exceed 50% of the share capital when the authorization was granted.

      The issuance of shares to holders who are citizens or residents of the United States upon the exercise of preferential rights may require us to file a registration statement in the United States under United States securities laws. If we decide not to file a registration statement, these holders may not be able to exercise their preferential rights and therefore would be required to sell these rights to eligible Norwegian persons or other eligible non-U.S. holders to realize the value of these rights.

      Under Norwegian law, bonus issues may be distributed, subject to shareholder approval, by transfer from Telenor’s free equity or from our share premium reserve. Any bonus issues may be effected either by issuing shares or by increasing the par value of the shares outstanding.

Minority Rights

      Norwegian law contains a number of protections for minority shareholders against oppression by the majority. Any shareholder may petition the courts to have a decision of the board of directors or general meeting declared invalid on the grounds that it unreasonably favors certain shareholders or third parties to the detriment of other shareholders or the company itself. In certain grave circumstances shareholders may require the courts to dissolve the company as a result of such decisions. Minority shareholders holding 5% or more of our share capital have a right to demand that we hold an extraordinary general meeting to discuss specific matters. In addition, any shareholder may demand that we place an item on the agenda for any shareholders’ meeting if we are notified in time for such item to be included in the notice of the meeting.

Mandatory Bid Requirement

      Norwegian law requires any person, entity or group acting in concert that acquires more than 40% of the voting rights of a Norwegian company listed on the Oslo Stock Exchange, or OSE, to make an unconditional general offer to acquire the whole of the outstanding share capital of that company. The offer is subject to approval by the OSE before submission of the offer to the shareholders. The offer must be in cash or contain a cash alternative at least equivalent to any other consideration offered. The offering price per share must be at least as high as the highest price paid by the offeror in the six-month period prior to the date the 40% threshold was exceeded, but equal to the market price if the market price was higher when the 40% threshold was exceeded. A shareholder who fails to make the required offer must within four weeks dispose of sufficient shares so that the obligation ceases to apply. Otherwise, the OSE may cause the shares exceeding the 40% limit to be sold by public auction. A shareholder who fails to make such bid cannot, as long as the mandatory bid requirement remains in force, vote his shares or exercise any rights of share ownership unless a majority of the remaining shareholders approve, other than the right to receive dividends and preferential rights in the event of a share capital increase. In addition, the OSE may impose a daily fine upon a shareholder who fails to make the required offer.

Compulsory Acquisition

      If a shareholder, directly or via subsidiaries, acquires shares representing more than 90% of the total number of issued shares as well as more than 90% of the total voting rights attached to those shares, then the majority shareholder would have the right (and each remaining minority shareholder of that company would have the right to require the majority shareholder) to effect a compulsory acquisition for cash of any shares not already owned by the majority shareholder (Section 4-25 of the Norwegian Public Limited Companies Act 1997 No. 45). The compulsory acquisition would result in the majority shareholder becoming the owner of the shares of the minority shareholders with immediate effect.

      Upon effecting the compulsory acquisition, the majority shareholder would have to offer the minority shareholders a specific price per share. The determination of the price per share would be at the discretion of the majority shareholder. Should any minority shareholder not accept the offered price, such minority shareholder may, within a specified period of not less than two months, request that the price be set by the Norwegian courts. The cost of such court procedure would normally be charged to the account of the majority shareholder, and the courts would have full discretion in determining the consideration due to the minority shareholder as a result of the compulsory acquisition.

Election and Removal of Directors and Corporate Assembly

      The general meeting of shareholders elects two-thirds of the members of the corporate assembly, together with alternate members, while the remaining one-third, together with alternate members, is elected by and among our employees. There is no quorum requirement, and nominees who receive the most votes are elected. The election committee makes recommendations to the general meeting regarding the election of shareholder-elected members and alternates to the corporate assembly. A member of the corporate assembly (other than a member elected by employees) may be removed by the general meeting at any time without cause.

      Our directors are elected and may be removed from office by our corporate assembly. The corporate assembly makes decisions by majority vote, and more than half of the members must be present for a quorum. If votes are tied, the chairman casts the deciding vote. However, half of the members elected by the employees may demand that the board members shall be elected by members of the assembly elected by shareholders and members elected by employees of the assembly, each voting as a separate group. The election committee makes recommendations to the corporate assembly regarding the election of shareholder-elected members and alternates to the board of directors. A director (other than a director elected directly by the employees) may be removed at any time by the corporate assembly without cause.

      The members of the corporate assembly and the board of directors have fiduciary duties to the shareholders, see “Item 6: Directors, Senior Management and Employees — Corporate Assembly” and “— Liability of Directors” below.

Payment of Dividends

      For a discussion of the declaration and payment of dividends on our ordinary shares, see “Item 3: Key Information — Dividends and Dividend Policy”.

Rights of Redemption and Repurchase of Shares

      Our articles of association do not authorize the redemption of shares. In the absence of authorization, the redemption of shares may still be decided by a general meeting of shareholders by a two-thirds majority under certain conditions, but the redemption would, for all practical purposes, depend on the consent of all shareholders whose shares are redeemed.

      A Norwegian company may repurchase its own shares if their purchase has been authorized in advance by a general meeting with the approval of at least two-thirds of the aggregate number of votes cast as well as two-thirds of the share capital represented at the meeting. The aggregate par value of the repurchased shares held must not exceed 10% of the share capital and such repurchase may only take place if, according to the latest adopted balance sheet, we have distributable equity exceeding the amount to be paid for the shares. The authorization by the general meeting must be for a period not exceeding 18 months.

Shareholders’ Votes on Certain Reorganizations

      If we were to merge with another company or to demerge, such decision would require a resolution of our shareholders at a general meeting passed by a two-thirds majority of the aggregate votes cast as well as two-thirds of the aggregate share capital represented at the general meeting. A merger plan or demerger plan signed by the board of directors as well as certain other required documentation must be sent to all shareholders at least one month prior to the shareholders’ meeting.

      Any agreement by which we acquire assets or services from a shareholder or a related party against a consideration exceeding the equivalent of 5% of our share capital at such time is only binding if approved by the general meeting. This does not apply to acquisition of listed securities at market price and to agreements in the ordinary course of business entered into on normal commercial terms.

Liability of Directors

      Our directors, the president and chief executive officer and the members of the corporate assembly owe a fiduciary duty to the company and its shareholders. Their principal task is to safeguard the interest of shareholders. In addition, they may also have duties to other third parties, such as employees and creditors.

      Our directors, the president and chief executive officer and the members of the corporate assembly can each be held liable for any damage they negligently or willfully cause us. Norwegian law permits the general meeting to exempt any such person from liability, but the exemption is not binding if substantially correct and complete information was not provided to the general meeting when the decision was taken. In addition, if our general meeting has exempted such a person from liability or decided not to hold such a person liable for a certain matter, shareholders representing more than 10% of the share capital or (if there are more than 100 shareholders) more than 10% of the number of shareholders can raise the claim on our behalf and in our name. The cost of any such action is not our responsibility, but can be recovered by any proceeds we receive as a result of the action. If the decision not to hold such person liable was adopted by the same majority as required for amending the articles of association, such decision is binding on the minority shareholders.

Indemnification of Directors and Officers

      Neither Norwegian law nor our articles of association contain any provision concerning indemnification by us of our board of directors.

Disclosures of Interests

      A person, entity or group acting in concert that acquires or disposes of shares, options for shares or other rights to shares resulting in its beneficial ownership, directly or indirectly, in the aggregate, exceeding or falling below the respective thresholds of 1/20, 1/10, 1/5, 1/3, 1/2, 2/3 or 9/10 of our share capital has an obligation under Norwegian law to notify the Oslo Stock Exchange immediately. A corresponding disclosure obligation applies with respect to any holder of ADSs who is entitled upon surrender of the ADRs to acquire directly or indirectly the beneficial ownership of a number of shares that, together with any other shares, additional ADSs representing shares or options to acquire shares held by such holder, in the aggregate, meets, exceeds or falls below these thresholds.

Distribution of Assets on Liquidation

      Under Norwegian law, a company may be wound-up by a resolution of the company’s shareholders in a general meeting passed by both a two-thirds majority of the aggregate votes cast and two-thirds of the aggregate share capital represented at the meeting. The shares rank equal in the event of a return on capital by the company upon a winding-up or otherwise.

MATERIAL CONTRACTS

      None.

EXCHANGE CONTROLS

      Under Norwegian foreign exchange controls currently in effect, transfers of capital to and from Norway are not subject to prior government approval except for the physical transfer of payments in currency, which is restricted to licensed banks. This means that non-Norwegian resident shareholders may receive dividend payments without a Norwegian exchange control consent as long as the payment is made through a licensed bank.

      There are presently no restrictions affecting the rights of non-residents or foreign owners to hold or vote our shares.

TAXATION

Norwegian Tax Matters

      This section describes the material Norwegian tax consequences that apply to shareholders resident in Norway as well as non-resident shareholders in connection with the acquisition, ownership, and realization of our ordinary shares. This section does not provide a complete description of all tax regulations, which might be relevant (i.e. for investors to whom special regulations may be applicable). This section is based on current law and practice. Shareholders should contact their professional tax advisors for advice concerning individual tax consequences.

Taxation of dividends

      Dividends distributed are subject to taxation in Norway as general income at a flat rate, currently 28%. According to an imputation method, shareholders who are residents of Norway for tax purposes will effectively not be subject to tax on dividend distributions from Norwegian companies, as there will be available as a credit (“godtgjørelse”) against the Norwegian tax in an amount equal to the tax to be levied on the dividends received.

      Non-Norwegian shareholders are subject to a withholding tax at a rate of 25% on dividends distributed from Norwegian companies, unless the shareholder is carrying on business activities in Norway and such shares are effectively connected to such activities. In that case the rules described in the foregoing paragraph are applicable. In other cases the withholding rate of 25% is normally lower according to tax treaties between Norway and the country in which the shareholder is resident. Generally, the treaty rate does not exceed 15%, and in cases where a corporate shareholder holds a qualifying percentage of the shares of the distributing company, the withholding tax rate on dividends is in most cases reduced to 5% or even to zero. The treaty rate in the U.S.-Norwegian treaty is 15% in all cases.

      The 15% withholding rate under the tax treaty between Norway and the United States will apply to dividends paid on shares held directly by U.S. Holders properly demonstrating to the company that they are entitled to the benefits of the treaty.

      Dividends paid to the depositary for redistribution to shareholders holding ADSs will at the outset be subject to a withholding tax of 25%. The beneficial owners will in this case have to apply for refund of the excess amount of tax with the Norwegian Directorate of Taxes. However, provided it is acting as a licensed custodian operating (a) nominee account(s) in the Norwegian Registry of Securities (the VPS System) with approval from the Norwegian Banking, Insurance and Securities Commission and the Norwegian Directorate of Taxes, the bank(s) acting as depositary is entitled to receive dividends from us for redistribution to ADS holders who are beneficial owners at the treaty withholding rate of 15%.

Wealth tax

      The value of the shares is included when computing the wealth tax imposed on individuals deemed resident in Norway for tax purposes. Norwegian joint stock companies and certain other companies in a similar position are not subject to wealth tax. Currently, the marginal wealth tax rate is 1.1% of the value assessed. The value for assessment purposes for shares listed on the Oslo Stock Exchange is 100% of the listed value of such shares as of January 1 in the year of assessment. Shareholders resident outside of Norway are ordinarily not subject to wealth tax in Norway for shares in Norwegian joint stock companies.

Inheritance tax and gift tax

      Upon transfer of shares due to inheritance or certain gifts, such transfer may be subject to inheritance or gift tax. The basis for the computation is the market value at the time the transfer takes place. Still, such transfer is not subject to Norwegian tax if the donor/deceased was neither a national nor resident of Norway for tax purposes.

Taxation upon realization of shares and subscription rights

      A holder of shares who exercises his subscription rights is not considered to realize any gain in connection with such subscription of new shares. The taxable basis for the shares received is the amount paid in connection with the subscription.

      Shareholders who sell or otherwise dispose of subscription rights are subject to tax on capital gain obtained from the disposal.

      A shareholder who is resident for tax purposes in Norway will realize a taxable gain or deductible loss upon a sale, redemption or other disposition of shares. Such capital gain or loss is included in or deducted from the computation of general income in the year of disposal at a flat tax rate of 28%. The gain is subject to tax and the loss is deductible irrespective of the length of the ownership and the number of shares disposed of.

      The taxable gain or loss is computed as the sales price adjusted for transactional expenses less the taxable basis. A shareholder’s taxable basis normally equals the cost of shares adjusted according to the so-called RISK-rules (RISK is the Norwegian abbreviation for the variation in the company’s retained earnings after tax during the ownership of the shareholder). The RISK amount is computed at the end of each fiscal year. If the shareholder owns shares acquired at different points in time, the shares that were acquired first will be regarded as the first to be sold, on a first-in first-out basis.

      Shareholders not resident in Norway are normally not subject to tax in Norway on capital gains, and losses are not deductible upon sale, redemption or other disposition of subscription rights, shares or ADSs in Norwegian companies, unless the shareholder has been resident for tax purposes in Norway and the disposal takes place within five years after the end of the calendar year in which the shareholder ceased to be a resident of Norway for tax purposes, or, alternatively, the shareholder is carrying on business activities in Norway and such subscription rights, shares or ADSs are or have been effectively connected to such activities.

Transfer tax

      There is no transfer tax imposed in Norway in connection with the sale or purchase of shares.

United States Tax Matters

General

      This section describes the material United States federal income tax consequences of owning shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	Dealers in securities,

•	Traders in securities that elect to use a mark-to-market method of accounting for their securities holdings,

•	Tax-exempt organizations,

•	Life insurance companies,

•	Persons liable for alternative minimum tax,

•	Persons who actually or constructively own 10% or more of the voting stock of Telenor,

•	Persons who hold shares or ADSs through a partnership or other pass-through entity,

•	Persons who hold shares or ADSs as part of a straddle or a hedging or conversion transaction, or

•	Persons whose functional currency is not the U.S. dollar.

      This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the Convention between the United States of America and the Kingdom of Norway for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Property (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. Taking into account this assumption, for United States federal income purposes, if you hold ADRs evidencing ADSs, you generally will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to United States federal income tax.

      You are a “U.S. holder” if you are a beneficial owner of shares or ADSs and you are:

•	An individual who is a citizen or resident of the United States,

•	A corporation created or organized in or under the laws of the United States or any political subdivision thereof,

•	An estate whose income is subject to United States federal income tax regardless of its source, or

•	A trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

      You should consult your own tax advisor regarding the United States federal, state and local and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

Taxation of dividends

      Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by Telenor out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes). You must include any Norwegian tax withheld from the dividend payment in this gross amount even though you do not in fact receive the amount withheld as tax. The dividend is ordinary income that you must include in income when you, in the case of shares, or the depository, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Norwegian Kroner payments made, determined at the spot Norwegian Kroner/ U.S. dollar rate on the date the dividend distribution is included in your income, regardless of whether the payment is in fact converted into U.S. dollars. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your tax basis in the shares or ADSs and, to the extent in excess of your tax basis, will be treated as capital gain.

      Subject to certain limitations, the 15% Norwegian tax withheld in accordance with the Treaty and paid over to Norway will be creditable against your United States federal income tax liability. Dividends will be income from sources outside the United States, and generally will be “passive income” or “financial services income”, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

      Any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars generally will be treated as ordinary income or loss. Such gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Taxation of capital gains

      Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at a maximum rate of 20% where the property has been held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

      If you receive any foreign currency on the sale of shares or ADSs, you may recognize ordinary income or loss from sources within the United States as a result of currency fluctuations between the date of the sale of the shares or ADSs and the date the sales proceeds are converted into U.S. dollars.

Passive Foreign Investment Company (PFIC) Rules

      We believe that our shares and ADSs should not be treated as stock of a passive foreign investment company, or PFIC, for United States federal income tax purposes. However, this conclusion is a factual determination that is made annually, and may therefore be subject to change.

      In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs or shares:

•	At least 75% of our gross income for the taxable year is passive income, or

•	At least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

      Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

      If we are treated as a PFIC, and you are a U.S. holder that did not make a qualified election fund, or QEF, election or a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	Any gain you realize on the sale or other disposition of your shares or ADSs, and

•	Any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs).

      Under these rules:

•	The gain or excess distribution will be allocated ratably over your holding period for the shares or ADSs,

•	The amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income,

•	The amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

•	The interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

      Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC or, in certain cases, QEF inclusions.

      Holders of ADSs and, if the shares are considered marketable stock for purposes of this election, holders of shares may also make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted basis in your shares or ADSs. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts.

      The special PFIC tax rules described above will not apply to you if you elect to have us treated as a QEF and we provide certain required information to you. We have not yet decided, if we determine that we have become a PFIC, whether we would provide U.S. holders with the information that is required to make a QEF election effective.

      If you are a U.S. holder that makes an effective QEF election, you will be currently taxable on your pro rata share of our ordinary earnings and net capital gain, at ordinary income and capital gain rates, respectively, for each of our taxable years, regardless of whether or not you receive distributions. Your basis in the shares or ADSs will be increased to reflect taxed but undistributed income. Distributions of income that had been taxed previously will result in a corresponding reduction of basis in your shares or ADSs and will not be taxed again as a distribution to you.

      If you own shares or ADSs during any year that we are a PFIC, you must file Internal Revenue Service Form 8621.

DOCUMENTS ON DISPLAY

      It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

ITEM 11:  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Funding and Financial Risk Management Activities in Telenor

      We have a treasury function (Telenor Finans), which is responsible for funding, foreign exchange risk, interest rate risk and credit risk management for the parent company and for companies in which we own an interest of more than 90%. Subsidiaries in which we own an interest of less than 90% normally have standalone financing.

      We have limited activity related to interest rate and currency trading. As of December 31, 2002 we did not have any outstanding open trading positions.

      Our management emphasizes financial flexibility. An important part of this emphasis is to minimize liquidity risk through ensuring access to a diversified set of funding sources. Telenor ASA issues debt in the domestic and international capital markets mainly in the form of commercial paper and bonds. We use our Euro commercial paper program, U.S. commercial paper program, Euro medium term note program and three Norwegian “open bond programs” with different maturities. To secure satisfactory financial flexibility, Telenor ASA established committed syndicated revolving credit facilities of USD 1.0 billion and €1.0 billion with maturities in 2005 and 2003, respectively. You should read “Item 5: Operating and Financial Review and Prospects — Capital Resources” for additional information about our sources of financing.

      Changes in market interest rates affect fair value of assets and liabilities, as well as interest payments and receipts. We are exposed to interest rate risk through funding and cash management activities. The objective for interest rate risk management is to minimize interest cost while at the same time holding the volatility of future interest payments within acceptable limits. To achieve this we use a simulation model that takes into account market variables and the portfolio composition. Generally, the duration of the portfolio should be between 0.5 and 2.5 years. We apply interest rate derivatives to manage the interest rate risk of the debt portfolio. This typically involves interest rate swaps, whereas forward rate agreements and interest rate options are used in certain situations.

      We are exposed to changes in the value of the Norwegian Kroner (NOK) relative to other currencies. We have invested in companies that have other functional currencies than NOK. In addition, in certain instances companies that mainly operate in NOK will also enter into transactions denominated in currencies other than NOK. The book value of our net investments in foreign entities varies with changes in the value of NOK compared to other currencies. Moreover, these companies will typically pay dividends, if any, in their local currency. Management’s strategy to handle exchange rate exposures related to net investments is to issue debt in the currencies involved. Combinations of money market instruments (commercial paper and bonds) and derivatives (foreign currency forward contracts and currency swaps) are typically used for this purpose. Exchange rate risk related to debt instruments in foreign entities is also a part of our risk exposure. Norwegian entities may also be exposed to exchange rate risk. Such exposures typically arises from revenues or operating expenses in foreign currencies. This exchange rate risk is normally not hedged by us. Exchange rate risk also arises when Norwegian entities enter into other transactions denominated in foreign currency, or when agreements are made to acquire or dispose of investments outside Norway. Committed cash flows equivalent to NOK 50 million or higher are hedged economically, typically using options or forward contracts.

      Hedging as described above is only carried out in currencies that have well-functioning capital markets.

Sensitivity Analysis

      We have adopted sensitivity analysis as the approach to quantify market risk.

      Fair value of debt instruments issued by Telenor ASA and Telenor Eiendom Holding AS is calculated using an interest rate curve, which incorporates estimates of the Telenor ASA credit spreads as of December 31, 2002. The credit curve has been extrapolated from trades observed in the secondary market of Telenor ASA debt instruments with different maturities.

      Fair value of debt instruments issued by our subsidiaries is determined by reference to market quotes where such are available. Fair value of other floating rate instruments issued by our subsidiaries is assumed to be equal to the book value.

      For all other interest bearing liabilities fair value is estimated using the Telenor ASA credit curve described above.

      Fair value of currency swaps, foreign currency forward contracts and interest rate swaps is estimated by reference to the present value of future cash flows, calculated by using quoted swap curves and exchange rates as of December 31, 2002. Options are revalued using appropriate option pricing models.

      Interest rate risk is quantified by change in fair value given a 10% parallel shift in interest rate curves. Exchange rate risk is quantified by change in fair value from a 10% change in spot rates against the Norwegian Kroner. Changes in market volatilities will change the fair value of option instruments. Volatility risk is quantified by change in fair value due to a 10% change in implied volatilities.

      The model underlying the sensitivity analysis includes derivatives as well as bank deposits and borrowings, short-term interest bearing investments, commercial paper and bonds. The fair values of our equity investments or cash flows from these assets are not taken into account. As such the analysis does not show our total net exposure to financial market risk.

      The assumptions used in the model for partial movements in risk factors are not based upon empirical observations. Correlations between different exchange rates, short and long-term interest rates as well as the interest rates of the different currencies in the portfolio are not taken into account. As a result, the total effects of deficiencies in the assumptions implicit in the model might be substantial and the hypothetical gains and losses calculated do not express management’s expectations of future changes in fair value.

	Fair value	Interest rates		Exchange rates		Volatility
	as of
2002	12.31.02	-10%	10%	-10%	10%	-10%	10%

Foreign exchange derivatives	699	52	(51)	(84)	84	—	—
Interest rate derivatives	(12)	48	(44)	2	(2)	(1)	1
Net interest-bearing liabilities	(27,880)	(344)	321	3,194	(3,194)	—	—

Total	(27,193)	(244)	226	3,112	(3,112)	(1)	1

	Fair value	Interest rates		Exchange rates		Volatility
	as of
2001	12.31.01	-10%	10%	-10%	10%	-10%	10%

Foreign exchange derivatives	905	68	(65)	(96)	96	—	—
Interest rate derivatives	(28)	(30)	35	10	(10)	—	—
Net interest-bearing	—	—	—	—	—	—	—
liabilities	(14,383)	(153)	141	1,968	(1,968)	—	—

Total	(13,506)	(115)	111	1,882	(1,882)	—	—

      The increase in market value of net interest-bearing liabilities as of December 31, 2002 compared to December 31, 2001 was primarily due to acquisitions during 2002. At the end of 2002, we increased our interest bearing liabilities by NOK 2.4 billion as a result of a tax claim regarding the sale of Sonofon Holding A/ S and by an additional NOK 0.5 billion as a result of a court case in Greece. You should read

“Item 5: Operating and Financial Review and Prospects — Results of Operations — Group — Income Taxes” above and “Item 8: Financial Information — Legal Proceedings” for additional information.

      In 2002, the increase in the interest rate sensitivity was mainly due to two factors. First, the absolute size of net interest bearing liabilities increased resulting in an increase in the quantified interest rate sensitivity, holding duration constant. Second, the average duration of the portfolio increased from 1.3 to 1.7 years, which also increased the interest rate sensitivity of the portfolio.

      In 2002, the exchange rate risk quantified in this analysis has also increased. We increased the level of net investment hedging as a consequence of the acquisitions that were made in 2002. Furthermore, as of December 31, 2002 Telenor consolidates more subsidiaries that have interest-bearing liabilities denominated in other currencies than Norwegian Kroner.

      The risk arising from changes in option volatilities is insignificant due to the small volume of options in the portfolio.

ITEM 12:  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

PART II

ITEM 13:  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      Not applicable.

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      None.

ITEM 15:  CONTROLS AND PROCEDURES

      As of a date within 90 days of the filing date of this annual report (the “Evaluation Date”), an evaluation was performed under the supervision and with the participation of our management, including the chief executive officer and the chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)). Based on that evaluation our management, including the chief executive officer and the chief financial officer, concluded that our disclosure controls and procedures were effective as of the Evaluation Date. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the Evaluation Date.

      In designing and evaluating our disclosure controls and procedures, our management, including the chief executive officer and the chief financial officer, recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected.

      In light of the new regulatory framework introduced by the Sarbanes-Oxley Act of 2002, in December 2002 we established a disclosure committee consisting of Torstein Moland, chief financial officer, Bjørn Brenna, group controller, Pal Wien Espen, general counsel, Jon Hippe, head of communication, and Erling Thune, head of investor relations. The committee is generally responsible for considering the materiality of information and determining our disclosure obligations on a timely basis. The committee also allocates reviewing responsibilities to the appropriate officers within Telenor. The committee, together with our chief executive officer and chief financial officer, has the responsibility for the evaluation of the effectiveness of our disclosure and control procedures and may generally take all actions deemed necessary or desirable to ensure compliance with such procedures.

PART III

ITEM 17:  FINANCIAL STATEMENTS

      Not applicable.

ITEM 18:  FINANCIAL STATEMENTS

      Our consolidated financial statements beginning on page F-1 and the related notes, together with the report thereon of Ernst & Young AS, are filed as part of this annual report on Form 20-F. The financial statements of Telenor ASA as of December 31, 2001 and for the years ended December 31, 2001 and 2000 were audited by Arthur Andersen & Co., who have ceased operations. Arthur Andersen & Co. expressed an unqualified opinion on those financial statements in their previously issued report dated March 12, 2002. A copy of such report is included in this annual report on Form 20-F and has not been reissued by Arthur Andersen & Co.

Note on Separate Financial Statements of Sonofon and TAC.

      Pursuant to Rule 3.09 of Regulation S-X under the Securities Exchange Act of 1934, Telenor is required to include in this annual report on Form 20-F separate financial statements for the following companies:

•	Sonofon Holding A/S, which is majority-owned but not consolidated, as at December 31, 2002 and 2001, and for the years ended December 31, 2002, 2001 and 2000; and

•	Total Access Communication Public Company Limited (TAC), which is 40.3%-owned, as at and for the years ended December 31, 2002 and 2001. Financial statements of TAC for the year ended December 31, 2000, prepared on a comparable basis with the year ended December 31, 2002, are not available to Telenor. Pursuant to subsection (b) of Rule 3.09, only the separate 2002 financial statements for TAC are required to be audited.

ITEM 19:  EXHIBITS

      The following exhibits are filed as part of this annual report:

Exhibit 1	Articles of Association for Telenor ASA, as amended on December 6, 2002 (English translation)
Exhibit 2(b)(i)	Instruments defining the Rights of Holders of Long-Term Debt:
Terms and conditions of Telenor’s US$6 billion Euro Medium-Term Notes program. Excluding such program, the total amount of long-term debt securities of Telenor authorized under any instrument, does not exceed 10% of the total assets of Telenor on a consolidated basis. Telenor agrees to furnish copies of any or all such other instruments to the Securities and Exchange commission upon request.
Exhibit 4(c)	Form of Director/ Group Management Employment Contract(*)
Exhibit 8	Subsidiaries

(*)	Incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000.

SIGNATURE

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Telenor ASA
(Registrant)

By:	/s/ TORSTEIN MOLAND

Torstein Moland
Chief Financial Officer

Date: May 6, 2003

CERTIFICATIONS

      I, Jon Fredrik Baksaas, certify that:

      1.    I have reviewed this annual report on Form 20-F of Telenor ASA;

      2.    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3.    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

      4.    The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5.    The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

      6.    The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 6, 2003

/s/     JON FREDRIK BAKSAAS

Jon Fredrik Baksaas
President and Chief Executive Officer

      I, Torstein Moland, certify that:

      1.    I have reviewed this annual report on Form 20-F of Telenor ASA;

      2.    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

      3.    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

      4.    The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5.    The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

      6.    The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 6, 2003

/s/     TORSTEIN MOLAND

Torstein Moland
Senior Executive Vice President
and Chief Financial Officer

TELENOR ASA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TELENOR ASA
Annual consolidated financial statements:
Reports of Independent Accountants
Report of Ernst & Young AS for the fiscal year ended December 31, 2002, dated March 19, 2003	F-2
Report of Arthur Andersen & Co. for the fiscal years ended December 31, 2000 and 2001, dated March 12, 2002*	F-3
Consolidated Statements of Profit and Loss	F-4
Consolidated Balance Sheet	F-5
Consolidated Cash Flow Statement	F-6
Consolidated Statement of Shareholder’s Equity	F-7
Summary of Significant Accounting Principles	F-9
Notes to the Consolidated Financial Statements	F-15
SONOFON HOLDING A/S
Annual consolidated financial statements:
Report of Independent Accountants	F-75
Consolidated Statement of Profit and Loss	F-76
Consolidated Balance Sheets	F-77
Consolidated Cash Flow Statement	F-78
Consolidated Statements of Shareholder’s Equity	F-79
Summary of Significant Accounting Principles	F-80
Notes to the Consolidated Financial Statements	F-86
TOTAL ACCESS COMMUNICATION PUBLIC COMPANY LIMITED
Consolidated financial statements:
Report of Independent Accountants	F-97
Consolidated Earnings Statements	F-98
Consolidated Balance Sheets	F-99
Consolidated Statements of Cash Flows	F-100
Consolidated Statements of Changes in Shareholders’ Equity	F-103
Notes to the Consolidated Financial Statements	F-104

*	This report (i) is a copy of the accountants’ report, dated March 12, 2002, previously issued by Arthur Andersen & Co. for the financial statements of Telenor ASA as of December 31, 2000 and 2001, and for the years then ended, (ii) has not been reissued by Arthur Andersen & Co. and (iii) is included herein pursuant to Rule 2.02(e) of Regulation S-X.

REPORT OF INDEPENDENT AUDITORS

      The Board of Directors and Shareholders of the Telenor Group

      We have audited the accompanying consolidated balance sheet of the Telenor Group as of December 31, 2002, and the related consolidated statement of profit and loss, consolidated statement of shareholders’ equity, and consolidated cash flow statement for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Telenor Group as of December 31, 2001 and for the years ended December 31, 2001 and 2000, were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose report dated March 12, 2002, expressed an unqualified opinion on those statements.

      We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Telenor Group at December 31, 2002, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in Norway.

      Accounting principles generally accepted in Norway vary in certain respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of the consolidated net loss of the Telenor Group for the year ended December 31, 2002, and of consolidated shareholders’ equity as of December 31, 2002, to the extent summarized in Note 31 of the consolidated financial statements. As discussed above, the financial statements of the Telenor Group as of December 31, 2001 and for the years ended December 31, 2001 and 2000 were audited by other auditors who have ceased operations. Note 31 in these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (Statement) No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 31 with respect to 2001 and 2000 included (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill and equity method goodwill as a result of initially applying Statement No. 142 (including any related tax effects) to the Company’s underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-share amounts. In our opinion, the disclosures for 2001 and 2000 in Note 31 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such disclosures in Note 31 and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 financial statements taken as a whole.

Ernst & Young AS

Oslo, Norway

March 19, 2003

      This report (i) is a copy of the accountants’ report, dated March 12, 2002, previously issued by Arthur Andersen & Co. for the financial statements of Telenor ASA as of December 31, 2000 and 2001, and for the years then ended, (ii) has not been reissued by Arthur Andersen & Co. and (iii) is included herein pursuant to Rule 2.02(e) of Regulation S-X.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

      To the shareholders of Telenor ASA:

      We have audited the accompanying consolidated balance sheets of Telenor ASA and its subsidiaries (the “Company”) as of December 31, 2000 and 2001, and the related consolidated statements of profit and loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 2001, and the related consolidated statements of profit and loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in Norway.

      Accounting practices used by the Company in preparing the accompanying financial statements conform with generally accepted accounting principles in Norway, but do not conform with accounting principles generally accepted in the United States. A description of these differences and a complete reconciliation of consolidated net income and shareholders’ equity to U.S. generally accepted accounting principles is set forth in Note 30.

ARTHUR ANDERSEN & CO

Oslo, Norway, March 12, 2002

TELENOR ASA

Consolidated Statement of Profit and Loss

		Year ended December 31,

	Note	2000	2001	2002	2002

		NOK	NOK	NOK	USD

		(in millions, except per share
		amounts)
Revenues	2	36,530	40,604	48,668	7,015
Gains on disposal of fixed assets and operations	2	1,042	5,436	158	23

Total revenues		37,572	46,040	48,826	7,038
Operating expenses
Cost of materials and traffic charges	4	9,606	10,204	12,485	1,800
Own work capitalized	5	(1,544)	(1,002)	(567)	(82)
Salaries and personnel costs	6, 7	10,513	10,128	10,104	1,456
Other operating expenses	8,9	9,376	12,397	13,188	1,901
Losses on disposal of fixed assets and operations		58	63	147	21
Depreciation and amortization	14, 15	5,821	7,251	10,236	1,475
Write-downs	14, 15	113	3,822	3,553	512

Total operating expenses		33,943	42,863	49,146	7,084

Operating profit (loss)		3,629	3,177	(320)	(46)

Associated companies	16	(692)	8,237	(2,450)	(353)
Financial income and expenses
Financial income		828	897	567	82
Financial expenses		(1,921)	(1,396)	(1,833)	(264)
Net currency gain (loss)		(64)	(402)	(311)	(45)
Net gain (loss) and write-downs of financial items		223	(258)	(789)	(114)

Net financial items	12	(934)	(1,159)	(2,366)	(341)

Profit (loss) before taxes and minority interests		2,003	10,255	(5,136)	(740)

Taxes	13	(861)	(3,897)	480	69

Profit (loss) before minority interests		1,142	6,358	(4,656)	(671)
Minority interests		(66)	721	358	52

Net income (loss)		1,076	7,079	(4,298)	(620)

Net income (loss) per share in NOK (basic), excluding treasury shares		0.754	3.994	(2.422)	(349)

Net income (loss) per share in NOK (diluted), excluding treasury shares		0.754	3.990	(2.422)	(349)

TELENOR ASA

Consolidated Balance Sheet

		At December 31,

	Note	2001	2002	2002

		NOK	NOK	USD

		(in millions)
Assets
Deferred tax assets	13, 14	600	4,866	701
Goodwill	14	7,439	10,100	1,456
Other intangible assets	14	2,161	4,945	713
Tangible assets	15	37,608	41,002	5,910
Financial assets	16	18,287	13,249	1,910

Total fixed assets		66,095	74,162	10,690
Inventories		513	632	91
Current receivables, etc.	17	9,701	8,868	1,278
Short-term investments	18	475	532	77
Cash and cash equivalents	27	5,839	5,264	759

Total current assets		16,528	15,296	2,205

Total assets		82,623	89,458	12,895

Equity and liabilities
Equity and minority interests
Shareholder’s equity		42,144	33,685	4,855
Minority interests		3,539	3,603	519

Total equity and minority interests		45,683	37,288	5,375
Liabilities
Provisions	19	761	1,176	170
Long-term interest-bearing liabilities	20, 21	18,497	28,805	4,152
Long-term non-interest-bearing liabilities	22	388	473	68

Total long-term liabilities		18,885	29,278	4,220
Short-term interest-bearing liabilities	20	672	3,591	518
Short-term non-interest-bearing liabilities	22	16,622	18,125	2,613

Total short-term liabilities		17,294	21,716	3,130

Total equity and liabilities		82,623	89,458	12,895

Contingent liabilities
Mortgages	23	5,000	9,892	1,426
Guarantee liabilities	23	2,719	2,515	363
Contingent liabilities	24

TELENOR ASA

Consolidated Cash Flow Statement

	Year ended December 31,

	2000	2001	2002	2002

	NOK	NOK	NOK	USD

	(in millions)
Proceeds from sale of goods and services	35,684	39,771	50,480	7,276
Payments to suppliers of goods and services and of other operating expenses	(16,781)	(22,234)	(25,056)	(3,612)
Payments to employees, pensions, social security tax, tax deductions	(9,919)	(9,186)	(9,643)	(1,390)
Interest etc. received	658	739	796	115
Interest etc. paid	(1,950)	(1,405)	(1,629)	(235)
Other proceeds and payments related to operating activities	439	366	(142)	(20)
Payment of taxes and public duties	(2,216)	(1,058)	(1,948)	(281)

Net cash flow from operating activities(1)	5,915	6,993	12,858	1,853
Proceeds from sale of tangible and intangible assets	435	1,413	210	30
Purchase of tangible and intangible assets	(8,566)	(11,558)	(9,098)	(1,311)
Cash receipts from sale of subsidiaries and associated companies, net of cash sold	3,032	37,919	191	28
Cash payments on purchase of subsidiaries and associated companies, net of cash received	(39,289)	(6,125)	(12,232)	(1,763)
Proceeds from sale of other investments	759	314	271	39
Payments for other investments	(3,679)	(1,072)	(1,069)	(154)

Net cash flow from investment activities	(47,308)	20,891	(21,727)	(3,132)
Proceeds from long-term liabilities	43,948	4,199	19,567	2,820
Proceeds from short-term liabilities	14,974	442	184	27
Payments on long-term liabilities	(18,512)	(28,103)	(10,140)	(1,462)
Payments on short-term liabilities	(15,027)	(482)	(549)	(79)
Proceeds from issuance of shares to minorities in subsidiaries	1,589	89	181	26
Proceeds from issuance of shares	15,168	21	19	3
Purchase of own shares from and dividend paid to minorities in subsidiaries	(82)	—	—
Payment of dividends	(500)	(532)	(621)	(90)

Net cash flow from financing activities	41,558	(24,366)	8,641	1,246
Effect on cash and cash equivalents of changes in foreign exchange rates	17	15	(347)	(50)

Net change in cash and cash equivalents	182	3,533	(575)	(83)
Cash and cash equivalents at January 1,	2,124	2,306	5,839	842
Cash and cash equivalents at December 31,	2,306	5,839	5,264	759

Reconciliation(1)
Net income	1,076	7,079	(4,298)	(620)
Minority interests	66	(721)	(358)	(52)
Taxes	861	3,897	(480)	(69)

Profit before taxes and minority interests	2,003	10,255	(5,136)	(740)
Taxes paid	(1,643)	(1,173)	(2,050)	(295)
Net gain/loss including write-downs of financial items	(1,207)	(5,115)	778	112
Depreciation, amortization and write-downs	5,934	11,073	13,789	1,988
Associated companies	692	(8,237)	2,450	353
Changes in inventories	(38)	32	(39)	(6)
Changes in accounts receivable and prepayments from customers	(207)	(368)	1,593	230
Changes in accounts payable and prepaid expenses	529	(436)	126	18
Difference between expensed and paid pensions	(111)	(106)	359	52
Currency losses not relating to operating activities	48	367	391	56
Change in other accruals	(85)	701	597	86

Net cash flow from operating activities	5,915	6,993	12,858	1,853

TELENOR ASA

Consolidated Statements of Shareholder’s Equity

				Other		Cumulative
	Number	Nom	Share	paid	Other	translation	Treasury
	of shares	Amount	Capital	capital	equity	adjustment	shares	Total

			(NOK	(NOK	(NOK	(NOK	(NOK	(NOK
		(NOK)	in millions)	in millions)	in millions)	in millions)	in millions)	in millions)
Balance as of December 31, 1999	1,400,000,000	6	8,400	5,600	6,021	12		20,033
Net income for the year 2000.					1,076			1,076
Dividends					(532)			(532)
Translation adjustments						(349)		(349)
Share dividend issue	30,000,000	6	180	(180)				—
Share issue	372,151,899	6	2,233	13,013				15,246
Treasury shares				180			(180)	—

Balance as of December 31, 2000	1,802,151,899	6	10,813	18,613	6,565	(337)	(180)	35,474
Net income for the year 2001.					7,079			7,079
Dividends					(621)			(621)
Translation adjustments						192		192
Employee share issue	578,753	6	3	17				20
Distribution of treasury shares		6		(11)			11	—

Balance as of December 31, 2001	1,802,730,652	6	10,816	18,619	13,023	(145)	(169)	42,144
Net income for the year 2002.					(4,298)			(4,298)
Dividends					(799)			(799)
Translation adjustments						(2,723)		(2,723)
Employee share issue	695,520	6	4	15				19
Consolidation Canal Digital					(658)			(658)

Balance as of December 31, 2002	1,803,426,172	6	10,820	18,634	7,268	(2,868)	(169)	33,685

	2000	2001	2002

Average number of shares primary (exclusive treasury shares)	1,426,509,450	1,772,330,267	1,774,637,008
Average number of shares fully diluted (exclusive treasury shares)	1,426,649,837	1,774,086,782	1,774,637,008
Dividend per share in NOK	0.30	0.35	0.45

      The dilutive effect on the average number of shares relates to the share bonus program in 2001. Please see note 30 for further information.

      In 2002 shareholders’ equity decreased by NOK 658 million in connection with the consolidation of Canal Digital. As of June 30, 2002 the acquisition of the remaining 50% of Canal Digital was completed and Telenor obtained effective control. Due to the transfer of risk for the company’s results of operations at the time of entering into the agreement to acquire Digital in June 2001, 50% of the company’s loss, amortization of net excess values and calculated financing expenses in the period between the agreement and consolidation has been recorded directly against the shareholder’s equity.

      Equity available for dividends from Telenor ASA was NOK 7,652 million as of December 31, 2002.

TELENOR ASA

Minority Interests

		Minority	Minority	Minority	Minority	Minority
	Minority	part of	part of	part of	interests in the	interests in the
	share in %	net income	net income	net income	balance sheet	balance sheet
	12.31.02	(loss)-2000	(loss)-2001	(loss)-2002	12.31.01	12.31.02

	(NOK in millions)
Telenor Venture AS	36.3	22	(83)	(6)	71	65
Telenor Venture II ASA	49.0	—	(7)	(67)	136	143
Kyvistar G.S.M. JSC	45.8	—	—	51	—	787
OJSC Comincom/ Combellga	25.0	3	6	15	192	160
DiGi.Com bhd	39.0	—	44	47	1,386	1,113
GrameenPhone Ltd(1)	53.6	53	126	162	247	328
EDB Business Partner ASA	48.2	13	(764)	(555)	1,469	914
Other		(25)	(43)	(5)	38	93

Total		66	(721)	(358)	3,539	3,603

(1)	Telenor has a voting interest of 51% in GrameenPhone Ltd.

TELENOR ASA

Summary of Significant Accounting Principles

General

      When Telenor AS was established as a public company on October 31, 1994, assets and liabilities were transferred at their carrying values as recorded in the final records of the Norwegian State Administration, except for required adjustments to comply with Norwegian generally accepted accounting principles (Norwegian GAAP).

      The Norwegian Government formed Telenor ASA in July 2000 to act as the holding company for the Telenor Group. In October 2000, the Norwegian Government contributed all of the shares of Telenor AS (subsequently renamed Telenor Communications AS), the former holding company for the Telenor Group, to Telenor ASA in exchange for all of the issued shares of Telenor ASA. Telenor ASA was formed with identical share capital as Telenor AS, and prior to its acquisition of Telenor AS had no assets or liabilities and conducted no operations other than those incidental to its formation. For purposes of these consolidated financial statements, Telenor ASA is treated as if it had been the parent company of the Telenor Group for all periods presented.

      The consolidated financial statements for Telenor ASA and its subsidiaries (the Group) are prepared in accordance with Norwegian GAAP. The Group’s accounting principles differ, in certain respects, from United States generally accepted accounting principles (U.S. GAAP). The differences and the related effects on the Group’s net income, shareholder’s equity, revenues and total assets are set forth in note 31.

      All amounts are presented in millions of NOK or other specified currency unless otherwise stated. Solely for the convenience of the reader, the accompanying consolidated financial statements as of and for the year ended December 31, 2002 have been translated into U.S. dollars, using the noon buying rates in The City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for Norwegian Kroner, which was NOK 6.9375 per U.S. dollar, as of December 31, 2002. The translations should not be construed as a representation that the amounts could have been or could be converted into U.S. dollars at that or any other rate.

Consolidation principles

      The Group consolidated accounts include Telenor ASA and subsidiaries in which Telenor ASA has effective control. Subsidiaries are consolidated from the moment effective control is obtained. Effective control generally exists when Telenor has more than 50% ownership.

      Successive share purchases are treated separately when the successive purchases are small, fair value has increased significantly or a long time has passed since the previous share purchase.

      All significant intercompany transactions and balances have been eliminated.

      Investments in joint ventures and entities in which Telenor has an equity ownership interest normally of 20 to 50% and exercises significant influence are accounted for using the equity method.

      Investments considered to be of a temporary nature are accounted for at cost.

      Increase in minority interest from a subsidiary’s equity transactions and sale of shares in a subsidiary are recorded at fair value as minority interest. The difference between the minority interest measured at fair value and the recorded equity in the subsidiary is amortized or written down through allocating results to minority.

Goodwill

      Goodwill represents the excess of the purchase price over the fair value of net of tangible and intangible assets acquired and liabilities incurred in business combinations. Goodwill is amortized on a straight-line basis over the estimated useful economic life, based on an individual assessment.

TELENOR ASA

Summary of Significant Accounting Principles — (Continued)

Revenue recognition

      Revenues are primarily comprised of traffic fees, subscription and connection fees, interconnection fees, fees for leased lines and leased networks, fees for data network services, fees for TV distribution and satellite services, IT service, installation and sale of customer equipment. Revenues from directory advertising activities of Telenor Media are included up to October 1, 2001, the effective date for the sale of this subsidiary.

      For PSTN/ ISDN, mobile telephony, leased lines, TV distribution, satellite services and other network based services, traffic revenues and interconnection revenues are recognized based on actual traffic while subscription fees, including ADSL, are recognized as revenue over the subscription period. Revenues related to prepaid phone cards are deferred and recorded as revenue based on the actual use.

      Revenues from connection fees that are received from the sale of new subscriptions are recognized at the time of sale to the extent of direct costs incurred. Direct costs incurred in connection with mobile connection revenues consist primarily of the first payment of distributor commission, costs for credit check, cost of the SIM card and the cost of the printed new customer information package. For the fixed line connection revenues, the direct costs consist primarily of installation work and expenses for customer care. To date, direct costs associated with mobile and fixed line connection fees have exceeded such revenues.

      Revenues from sale of customer equipment and IT service and installation are recognized when products are delivered or when services are rendered to customers. Revenues from sale of equipment which are delivered together with services are recognized at the time of delivery of the equipment when the delivery of the equipment can be separated from the delivery of the services. If the delivery of equipment cannot be separated from the sale of services, revenue from equipment is recognized when revenue from services are recognized. Revenues from operating services are recognized on the basis of actual use for volume-based contracts, and on a linear basis over the contract period for term-based contracts. Revenues from software licenses are recognized when delivered. Revenues from software developed specifically for customers are recognized over the development period in line with the percentage of completion.

      Revenues from directory advertising were recognized when the directories were published.

      Revenues are normally reported gross with a separate recording of expenses to vendors of products or services. However, when Telenor only acts as an agent or broker on behalf of suppliers of products or services, revenues are reported on a net basis.

Pensions

      Defined benefit plans are valued at the present value of accrued future pension benefits at the balance sheet date. Pension plan assets are valued at their fair value. Changes in the pension obligations due to changes in pension plans are recognized over the estimated average remaining service period (12 years). Accumulated effect of changes in estimates, changes in assumptions and deviations from actuarial assumptions (actuarial gains or losses) that is less than 10% of the higher of pension benefit obligations and pension plan assets at the beginning of the year is not recorded. When the accumulated effect is between 10% and 15% the excess amount is recognized in the profit and loss statement over the estimated average remaining service period. Accumulated effects above 15% are recognized in the profit and loss statement over 5 years. The net pension cost for the period is classified as salaries and personnel costs.

Research and development costs

      Research and development costs are expensed as incurred.

TELENOR ASA

Summary of Significant Accounting Principles — (Continued)

Software costs

      Direct development costs associated with internal-use software are capitalized and amortized. This includes external direct costs of material and services and payroll costs for employees devoting time to the software projects.

      Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

Leases

      Capital leases, which provide the Group with substantially all the rights and obligations of ownership are capitalized as fixed assets. The capital lease liabilities are valued at the present value of minimum lease payments.

Foreign currency transactions

      Transactions involving foreign currencies are translated into Norwegian Kroner using the prevailing exchange rates at the time of the transactions. Financial instruments denominated in foreign currencies are translated using period end exchange rates. The resulting gain or loss is charged to financial items for the period, unless hedge accounting is applied.

Foreign currency translation and hedge accounting for net investments

      The financial statements of the Group’s foreign operations are maintained in the currency in which the entity primarily conducts business. When translating financial statements for foreign entities (subsidiaries, associated companies and joint ventures) from local currencies to Norwegian Kroner, assets and liabilities are translated using year-end exchange rates and results are translated using the average exchange rates for the reporting period. The resulting translation adjustments, and the gains and losses on financial instruments designated and proven effective as hedges of net investments in foreign entities, are reported as a component of shareholder’s equity.

      For entities located in countries defined as highly-inflationary and with financial reporting in local currency, fixed assets and related depreciation are remeasured to functional currency using the exchange rate at the date of acquisition. Other balance sheet items are remeasured at the year-end exchange rate. Other profit and loss items are translated using the average exchange rates for the reporting period. The gain or loss resulting from these remeasurements is charged to income for the period.

Derivatives and hedge accounting for interest-bearing liabilities and firm commitments

      For interest-bearing liabilities Telenor does not recognize changes in fair value due to changes in interest rates.

      Telenor uses derivatives to manage its exposure to fluctuations in exchange rates and interest rates. Instruments used are interest rate swaps, interest rate options, forward rate agreements, cross currency swaps and foreign currency forward contracts.

      To qualify for hedge accounting, the instruments must meet pre-defined correlation criteria. This involves prospective documentation that justifies expectations that the hedge will be effective in the future, as well as assessment of sufficient hedge effectiveness during the lifetime of the hedge. It is a requirement that the hedges generate financial statement effects which substantially offset the position being hedged.

      For interest rate derivatives that qualify for hedge accounting, Telenor does not recognize unrealized changes in fair value due to changes in interest rates. Amounts to be paid or received under interest rate

TELENOR ASA

Summary of Significant Accounting Principles — (Continued)

swaps and cross currency interest rate swaps that are designated and effective as a hedge of interest-bearing liabilities are accrued as interest income or expense, respectively.

      Exchange rate effects on currency swaps designated as hedges of interest-bearing assets or liabilities are recorded as foreign exchange gain or loss and included in the carrying value of the hedged item. Foreign currency forward contracts are marked to market and changes in fair value are recorded as foreign exchange gain or loss.

      Gains and losses on foreign exchange contracts that are designated as hedges of firm commitments are deferred and recognized in income at the same time as the related transactions, provided that the hedged transaction is eligible for hedge accounting.

      Gains and losses on termination of hedge contracts are recognized in income when terminated in conjunction with the termination of the hedged position, or to the extent that such position remains outstanding, deferred and amortized to income over the original hedging period.

      Derivatives that do not meet the hedging criteria are recorded at their market value with the resulting gain or loss reflected under financial items.

Taxes

      Deferred tax assets and liabilities are calculated with full allocation for all temporary differences between the carrying amount of assets and liabilities in the financial statements and for tax purposes, including tax losses carried forward. The enacted tax rates at the balance sheet date and normal undiscounted amounts are used. Deferred tax assets are recorded in the balance sheet to the extent it is more likely than not that the tax assets will be utilized. Deferred tax assets which will be realized upon sale or liquidation of companies are not recorded until realization or liquidation is decided.

Cash and cash equivalents

      Cash and cash equivalents include cash, bank deposits, fixed rate bonds and commercial paper with original maturity of three months or less.

Investments

      For shares classified as current assets and managed as a whole, adjustments in the book value are only made if the aggregated holdings have a lower estimated fair value than the original cost. Other current shares are valued at the lower of cost and estimated fair value.

      Long-term shares and other investments, excluding shares in associated companies and joint ventures are valued at historical cost or, if lower, estimated fair value if the fall in value is not temporary.

      For investments in associated companies and joint ventures, a loss in value which is other than a temporary decline is recognized.

      Impairment is assessed when changes in circumstances indicate that the carrying amount of the investments may not be recoverable. This may be indicated by a fall in market values or revised earnings forecasts for the individual companies. When evaluating if a decline in value has occurred and if the decline is other than temporary, several factors are considered, including discounted cash flows, quoted share prices (if available), market values of similar companies and third party evaluations where appropriate.

Inventories

      Inventories are valued at the lower of cost or market price. Cost is determined using the FIFO method.

TELENOR ASA

Summary of Significant Accounting Principles — (Continued)

Advertising costs, marketing and sales commissions

      Advertising costs, marketing and sales commissions are expensed as incurred.

Tangible assets, intangible assets, depreciation and amortization

      Tangible and intangible assets are carried at historical cost less accumulated depreciation and amortization. Interest has been capitalized on assets under construction.

      Impairment of tangible and intangible assets is assessed when changes in circumstances indicate that their carrying amount may not be recoverable. The assessment is made based on estimated recoverable amount, which is the highest of estimated discounted future cash flows and sales price less cost to sell. When such amounts are less than the carrying amount of the asset, a write-down to estimated recoverable amount is recorded.

      Tangible assets are, for the most part, depreciated on a straight-line basis over their expected economic useful lives using the following rates:

Office machinery and equipment, software:	20- 33%
Satellites, computer equipment, software at switches and other equipment	10- 20%
Transmission and equipment related to switches:	10- 33%
Cable and power supply installations:	6-8%
Buildings:	3-4%

      Intangible assets are amortized over the expected economic useful life, mainly on a straight-line basis.

Options and employee stock ownership program

      For options that have an intrinsic value when they are granted a compensation expense is recognised over the estimated option period. Options with no intrinsic value as of grant date are not expensed. Social security tax on options is recorded over the estimated option period. Discounts in the employee stock ownership program has been recorded as salaries and personnel costs when the discount is given. Payment from employees for shares which are issued by Telenor ASA under the option plan or the employee stock ownership program is recorded as increase in shareholders equity. Payment from employees for shares which are issued under the subsidiaries option plans are recorded as increase in minority interests.

Use of estimates

      The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

      Actual results could differ from those estimates.

Changes in classification

      In 2001, some adjustments related to gross/net reporting of revenues and expenses were made. The changes had no material effect on the accounts. The adjustments were mainly related to accounting for dealer commissions for prepaid cards and for some content. Dealer commission is now recorded as an expense instead of a reduction of revenue. Commissions are expensed as incurred. Revenues and related other operating expenses were increased with NOK 204 million, and NOK 169 million for 2001 and 2000 respectively. In addition accrued expenses of NOK 42 million was expensed in 2001 related to this change. This change affected our Mobile business area.

TELENOR ASA

Summary of Significant Accounting Principles — (Continued)

      Payment from content sold on behalf of external content providers has been recorded as a reduction in revenues from 2001. Previously this was recorded gross as revenues and expenses respectively. Revenue and related cost of materials were decreased with NOK 332 million and NOK 241 million for 2001 and 2000 respectively. These changes affected our Mobile and Networks business areas.

      In 2000, revenues and cost of materials related to programming revenues and expenses for TV distribution were adjusted and is now recorded gross. Revenues and related cost of materials increased by NOK 104 million for 2000. This change affected our Plus business area.

TELENOR ASA

Notes to the Consolidated Financial Statements

1.	Acquisitions and Disposals

      During the three years ended December 31, 2002, Telenor entered into the following significant acquisitions and disposals. Each acquisition was recorded using the purchase method of accounting. The summary does not include capital increases or other types of financing by Telenor.

Significant Acquisitions in 2002:

		Change in		Purchase	Net excess		Amortization
Company	Country	interest %	Business	price	value		period

				(NOK in millions)
Pannon GSM RT	Hungary	74.2	Mobile Communication	7,906	7,741		5-20 years
Canal Digital	Norway(5)	50.0	TV-distribution	2,166	2,244		5-15 years
Kyivstar G.S.M. JSC(6)	Ukraine	8.8	Mobile Communication	294	1,005	(7)	5-20 years
COMSAT Mobile Communications(2)	USA	100.0	Satellite Mobile Communications	743	22		10 years
Utfors AB(1)(4)	Sweden	90.0	Telecommunication	153	(351)		18 years
Glocalnet AB(4)	Sweden	37.2	Telecommunication	102	50	(3)	10 years
VimpelCom-Region	Russia	17.5	Mobile Communication	432	—		—

(1)	Telenor holds convertible loans, which may increase the ownership share up to 96%. Net excess value is preliminary recorded as negative goodwill.

(2)	Asset purchase agreement.

(3)	Net excess value is included in the book value of associated companies and joint ventures.

(4)	Preliminary evaluations and allocations.

(5)	The parent company is Norwegian. Canal Digital Group conducts business in the Nordic region via subsidiaries.

(6)	Telenor has an option to acquire a further 2.3% of the share capital.

(7)	Includes minority share of NOK 553 million.

Acquisition of Pannon GSM, Kyivstar and Canal Digital in 2002

      On February 4, 2002, Telenor acquired an additional 74.2% of the outstanding common shares in Pannon GSM. After completion of the acquisition, Telenor owns 100% of the outstanding common shares and the result of Pannon GSM operations have been included in the consolidated financial statements from that date. Pannon GSM is one of the leading mobile operators in Hungary and offers high quality GSM voice and data communication services on 900 and 1800 MHz frequency. This acquisition is part of Telenor’s strategy to gain control of operations to take advantage of synergies stemming from coordinated activities in a number of markets. The aggregate purchase price was approximately NOK 8 billion and was paid in cash. The value was set based on a fair value after negotiations between the parties. The allocation of the purchase price has been based on independent financial experts estimates of the fair values of assets and liabilities acquired.

      On June 30, 2002, Telenor acquired an additional 50% of the outstanding common shares in Canal Digital. After completion of the acquisition, Telenor owns 100% of the outstanding common shares and the result of Canal Digital operations have been included in the consolidated financial statements from that date. As a result of the transfer of risk for the company’s operating results at the time of entering into the agreement in June 2001, 50% of the Canal Digital’s loss, amortization of net excess values and calculated financing expenses in the period between agreement and consolidation has been recorded directly against the shareholders’ equity in 2002. Canal Digital distributes subscription based TV services via satellite to households based on smart cards. Furthermore, the company delivers solutions for distribution and management. The aggregate purchase price was approximately NOK 2.2 billion and was paid in cash. This

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

acquisition is part of Telenor’s strategy to gain control of operations to take advantage of synergies stemming from coordinated activities in a number of markets. The value was set based on a fair value after negotiations between the parties. The allocation of the purchase price has been based on independent financial experts estimates of the fair values of assets and liabilities acquired.

      In 2002, Telenor acquired an additional 8.8% of the outstanding common shares in Kyivstar. After completion of the acquisition, Telenor owns 54.2% of the outstanding common shares and the result of Kyivstar operations have been included in the consolidated financial statements from September 1, 2002. Telenor has an option to acquire a further 2.3% of the share capital. Kyivstar is a leading mobile operator in the Ukraine and offers high quality GSM voice and data communication services on 900 and 1800 MHz frequency. This acquisition is part of Telenor’s strategy to gain control of operations to take advantage of synergies stemming from coordinated activities in a number of markets. The aggregate purchase price was approximately NOK 0.3 billion and was paid in cash. The value was set based on a fair value after negotiations between the parties. The allocation of the purchase price has been based on independent financial experts estimates of the fair values of assets and liabilities acquired.

      The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the dates of consolidation(1):

	Pannon GSM	Canal Digital	Kyivstar
	February 4, 2002	June 30, 2002	September 1, 2002

	(NOK in millions)
Deferred tax assets	—	128	31
Goodwill	5,613	1,988	371
Other intangible assets	2,626	298	956
Tangible assets and financial fixed assets	2,517	636	1,644
Current assets	1,102	520	271

Total assets	11,858	3,570	3,273

Deferred taxes	308	63	153
Long-term liabilities	1,793	653	740
Short-term liabilities	1,121	981	840

Total liabilities	3,222	1,697	1,733

Minority interest	—	—	671
Net assets at the date of consolidation	8,636	1,873	869
Book value as an associated company at the date of consolidation	(730)	(365)	(575)
Recorded directly against equity	—	658	—
Purchase price last acquisition	7,906	2,166	294

(1)	These figures include consideration for the last acquisitions and the carrying values for the prior investments, when the companies were accounted for as associated companies.

      Total other intangible assets of Pannon GSM were NOK 2,626 million at the date of consolidation, of which NOK 2,128 million relates to identified intangible assets in Telenor’s latest acquisition. Of this amount NOK 1,727 million was assigned to customer relationship (5 years average useful life) and NOK 275 million was assigned to trademarks (10 years average useful life) and NOK 126 million to licenses (6-12 years average useful life).

      Goodwill of NOK 5,613 million relates to the Mobile Business Area with a useful life of 20 years. Goodwill on prior acquisitions is amortized according to original plan.

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

      Total other intangible assets of Canal Digital were NOK 298 million at the date of consolidation, of which NOK 227 million relates to identified intangible assets in Telenor’s latest acquisition. Of this amount NOK 111 million was assigned to customer relationship (5 years average useful life) and NOK 116 million was assigned to trademarks (15 years average useful life).

      Goodwill of NOK 1,988 million relates to the Plus Business Area with a useful life of 15 years. Goodwill on prior acquisitions is amortized according to original plan.

      Total other intangible assets of Kyivstar were NOK 956 million at the date of consolidation, of which NOK 635 million relates to identified intangible assets in Telenor’s latest acquisition. Of this amount NOK 522 million was assigned to customer relationship (5 years average useful life) and NOK 48 million was assigned to licenses (9 years average useful life) and NOK 65 million was assigned to trademarks (10 years average useful life).

      Goodwill of NOK 371 million relates to the Mobile Business Area with a useful life of 20 years. Goodwill on prior acquisitions is amortized according to original plan.

Pro forma information (unaudited)

      The following unaudited pro forma financial information presents results as if the acquisition of Pannon GSM, Kyivstar, Canal Digital, COMSAT and Utfors had occurred at the beginning of the respective periods:

	At December 31,

	2001	2002

	(NOK in millions,
	except per share
	data)
Pro forma revenues	53,999	52,023
Profit before taxes and minority interests	8,322	(5,693)
Pro forma net income	5,487	(4,854)
Pro forma net income per share in NOK	3.096	(2.735)

      The pro forma results are adjusted for Telenor’s interest expenses and amortization of excess values and the results in the period prior to the acquisitions. These pro forma figures have been prepared for comparative purposes only and are not necessarily indicative of the results of operations which actually would have resulted had the acquisitions been in effect in the respective periods or of future results.

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

Significant Disposals in 2002

      There were no significant disposals in 2002.

Significant Acquisitions in 2001

		Change in		Purchase	Net excess		Amortization
Company	Country	interest %	Business	price	value		period

				(NOK in millions)
DiGi.Com bhd	Malaysia	28.1	Mobile Communication	3,223	3,003		3-20 years
VimpelCom	Russia	(1)	Mobile Communication	255	—		—
Otrum Electronics ASA	Norway	33.1	TV-distribution	266	91	(2)	10 years
Sweden On-Line AB	Sweden	100.0	TV-distribution	165	130		10 years
Telenordia AB	Sweden	50.0	Telecommunication Satellite Mobile	130	115		0.5-1 year
SAIT Communications S.A	Belgium	100.0	Communications	189	180		10 years
DnB IT-operations	Norway	100.0	Operation services	597	390		7 years
Unigrid AB	Sweden	100.0	Operation services	122	97		10 years
Accept Data AS	Norway	100.0	Information technology	65	56		10 years
Wireless Matrix Corporation	Canada	30.8	Mobile Communication	317	225	(2)	3 years

(1)	Telenor reduced its ownership share through a share issue in VimpelCom, and acquired shares to maintain the voting interest of 25%.

(2)	Net excess value is included in the book value of associated companies and joint ventures.

      On September 1 2001, Telenor acquired an additional 28.1% of the outstanding common shares in DiGi.Com. After completion of the acquisition Telenor owns 61% of the outstanding common shares and the results of DiGi.Com operations have been included in the consolidated financial statements since that date. Under current Malaysian law Telenor is required to reduce its ownership interest in DiGi.Com to below 50% by 2006. DiGi.Com is a leading telecommunications service provider in Malaysia with a full range of telecommunications-related services. DiGi.Com is Malaysia’s market leader in prepaid services. This acquisition is part of Telenor’s strategy to gain control of operations to take advantage of synergies stemming from coordinated activities in a number of markets. The aggregate purchase price was NOK 3.2 billion and was paid in cash. The value was set based on the stock price through a partial tender offer.

      The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the dates of consolidation(1):

DiGi.Com
September 1, 2001

(NOK in millions)
Goodwill	3,835
Other intangible assets	773
Tangible assets and financial assets	4,271
Current assets	794

Total assets	9,673

Long-term liabilities	1,727
Short-term liabilities	968

Total liabilities	2,695

Minority interests	1,316

Net assets at the date of consolidation	5,662

(1)	These figures include consideration for the last acquisition and the carrying value for the prior investment, when the company was accounted for as an associated company.

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

      Total intangible assets of DiGi.Com was NOK 773 million at the date of consolidation, of which NOK 668 million relates to identified intangible assets in Telenor’s latest acquisition. Of this amount NOK 302 million was assigned to customer relationship (3-5 years average useful life), NOK 199 million was assigned to licenses (15 years average useful life) and NOK 167 million was assigned to trademarks (10-20 years average useful life).

      Goodwill of NOK 3,835 million relates to the Mobile Business Area with a useful life of 20 years.

Pro forma information (unaudited)

      The following unaudited pro forma financial information presents results as if the acquisition of DiGi.Com had occurred at the beginning of the respective periods:

	2000	2001

	(NOK in millions,
	except per share data)
Pro forma revenues	39,403	47,678
Profit before taxes and minority interests	1,809	10,122
Pro forma net income	830	6,922
Pro forma net income per share in NOK	0.582	3.905

      The pro forma results are adjusted for Telenor’s interest expenses and amortization of excess values and the results in DiGi.Com in the period prior to the acquisition. These pro forma figures have been prepared for comparative purposes only and are not necessarily indicative of the results of operations which actually would have resulted had the purchase of DiGi.Com been in effect at the respective periods or of future results.

Significant Disposals in 2001

      In January 2001, Telenor sold Norcom Networks Communications Inc. in exchange for shares in the listed company Wireless Matrix Corporation. A gain of NOK 259 million before taxes was recorded.

      In January 2001, Telenor sold its 10% ownership interest in VIAG Interkom and recorded a gain before taxes of NOK 10.7 billion. The cash consideration was NOK 20.7 billion.

      In April 2001, Telenor sold its 49.5% ownership interest in Esat Digifone and recorded a gain before taxes of NOK 10.7 billion. The cash consideration was NOK 11.4 billion.

      Telenor sold the business area Telenor Media with effect from October 1, 2001. A gain of NOK 5.0 billion before taxes was recorded. The cash consideration was NOK 5.8 billion. The disposal was in line with the strategy to dispose of non-core business.

      Set forth below is the split between the continued and the discontinued operations of Telenor Media:

	2000	2001

	(NOK in millions,
	except per share
	data)
Net income for Telenor Media	228	187
Gain on sale of Telenor Media	—	5,000
Tax on gain on sale of Telenor Media	—	(72)
Effect on net income of discontinued operations	228	5,115
Net income for Telenor Group	1,076	7,079
Net income from continued operations (excluding Telenor Media)	848	1,964
Net income per share in NOK from discontinued operations (Telenor Media)	0.160	2.886
Net income per share in NOK from continued operations (excluding Telenor Media)	0.594	1.108

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

Significant Acquisitions in 2000

		Change in
		interest		Purchase	Net excess		Amortization
Company	Country	%	Business	price	value		period

				(NOK in millions)
OJSC Comincom/ Combellga	Russia	67.5	Fixed network	806	721		5-20 years
Telenordia AB	Sweden	16.7	Fixed network, internet	1,239	1,070	(1)	10 years
DiGi.Com bhd	Malaysia	2.9	Mobile telecommunication	393	329	(1)	15 years
Fellesdata AS	Norway	100.0	Information Technology	2,528	2,421		20 years
Sonofon Holding A/ S	Denmark	53.5	Mobile telecommunication	14,201	14,570		5-20 years
Total Access Communication PCL	Thailand	29.9	Mobile telecommunication	4,828	3,350		5-20 years
United Communication Industry PCL	Thailand	24.9	Mobile telecommunication	1,720	1,382	(1)	5-20 years
Canal Digital Norge AS	Norway	16.0	TV distribution	170	172	(1)	10 years
BDC AS	Norway	62.0	Information Technology	67	62		10 years
XTML Ltd.	UK	80.9	Internet	229	337		5 years
CIX Ltd	UK	100.0	Internet	70	78		5 years
alfaNETT AS	Norway	100.0	TV distribution	499	415		10 years
EuroCom Holding Aps	Denmark	75.0	Information Technology	83	83		5 years

(1)	Net excess value is included in the book value of associated companies and joint ventures.

Significant Disposals in 2000

      Telenor disposed of its ownership in Storm Communications Ltd. in the beginning of 2000, and recorded a gain of NOK 309 million before taxes. Telenor Inkasso AS and Telenor Finans AS were also sold for total gains of NOK 138 million.

      Telenor reduced the ownership in the associated company Cosmote S.A. to 18% and recorded a gain of NOK 913 million before tax. In connection with this transaction Telenor increased its ownership in Telenor B-Invest to 100%. Telenor B-Invest owns Telenor’s shares in Cosmote.

      Telenor reduced its ownership interest in Scandinavian Online AB and recorded a gain of NOK 205 million before taxes.

      Bravida AS was merged with a holding company of BPA AB and is being accounted for as an associated company with effect from November 1, 2000. Telenor’s ownership interest was 49.71% as of December 31, 2000. No gain was recorded in this transaction.

Pro forma information (unaudited)

      The following unaudited pro forma financial information presents results as if the acquisition of the subsidiaries in the table above for 2000 had occurred at the beginning of 2000:

At December 31, 2000

(NOK in millions,
except per share data)
Pro forma revenues	38,277
Pro forma net income	788
Pro forma net income per share in NOK	0.553

      The pro forma net income is adjusted for Telenor’s interest expenses and amortization of excess values and the net income in the companies in the period prior to the acquisitions. These pro forma figures have

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

been prepared for comparative purposes only and are not necessarily indicative of the results of operations which actually would have resulted had the purchases been in effect at the respective periods or of future results.

2.	Revenues

	At December 31,

	2000	2001	2002

	(NOK in millions)
Analog (PSTN)/digital (ISDN and ADSL)	12,802	13,668	14,189
Mobile telephony	7,197	9,531	17,199
Leased lines	902	1,065	1,008
Satellite and TV-distribution	3,245	3,879	5,903
Other network based activities	2,215	2,633	2,784
Customer equipment	2,836	2,165	1,528
IT service and installations	4,738	5,009	4,626
Advertising, etc.	1,555	1,266	—
Other	1,040	1,388	1,431

Revenues	36,530	40,604	48,668
Gain on disposal of fixed assets and operations	1,042	5,436	158

Total revenues	37,572	46,040	48,826

      Analog (PSTN)/digital (ISDN and ADSL) includes revenues from traffic, subscription and connection for analog (PSTN) and digital (ISDN and ADSL). Further, it includes revenues from incoming traffic from other telephone operators.

      Mobile telephony includes revenues from traffic, subscription and connection for mobile telephones, paging, incoming traffic from other mobile operators, text messages and content.

      Leased lines include revenues from subscription and connection for digital and analog circuits.

      Satellite includes revenues from satellite broadcasting, distribution of TV channels to the Nordic market, satellite-based network, and revenues from maritime satellite communication, while TV-distribution includes revenues from subscription, connection and distribution of TV channels through cable and satellite, and sale of program cards.

      Other network-based activities include revenues from leased networks, data network services, Internet subscriptions, etc.

      Customer equipment includes sale of customer equipment (telephone sets, mobile phones, computers, PABXs, etc.).

      IT service and installations includes revenues from installations, sales and operation of IT-systems, together with consultancy services and sale of software.

      Advertising, etc. includes sale of advertising related to directory activities and sales of directories, etc, mainly through our subsidiary Telenor Media, which we sold as of October 1, 2001.

      Other includes revenues from contracting, rent etc.

3.	Business Areas

      Mobile comprised the Group’s mobile communication comprising voice, data, Internet, content services and electronic commerce in the Norwegian and the international markets. Networks comprised the Group’s

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

fixed network in Norway and delivers services including analog (PSTN), digital (ISDN) broadband and leased lines to residential and business customers and to other network operators, as well as ADSL to service providers. Plus comprised TV-based services mainly within the Nordic region and provided Internet access, and services including ADSL to the residential market in Norway, as well as telephony and Internet services in Sweden until December 31, 2002. Business Solutions comprised a broad range of communication and application management solutions to the business market in Norway and selected European countries. EDB Business Partner is an Oslo Stock Exchange listed IT group, which delivers solutions, consulting services and operating services. Other Business units comprised business units as Satellite Services, Satellite Networks, Teleservice, Venture and Itworks, which filed for bankruptcy in 2002. Corporate functions and Group activities comprised activities as Real Estate, Research and Development, strategic Group projects, Internal IT operations, Group Treasury, International services and central staff and support functions. Bravida delivers installation, maintenance and operating services to network operators and other customers. From November 1, 2000 Bravida became an associated company of Telenor. Media delivered directory service in Norway and abroad. Telenor Media was sold with effect from October 1, 2001.

      The business areas and the amount of each business areas item reported below for 2002, 2001 and 2000 are consistent with reporting to the chief operating decision-maker in these periods, considered changes in the structure of the business areas in 2001, and were used by the chief operating decision-maker for assessing performance and allocating resources.

      Telenor has implemented changes in the business area structure from January 1, 2003. For external reporting, Fixed will consist of the operations of Networks in the 2002 structure, as well as parts of the operations of Business Solutions, the IT-operations from Corporate functions and Group activities and the Internet part of Plus. The remaining Broadcasting part of Plus will be reported as a separate business area. Nextra International and the software operations, both transferred from Business Solutions will be reported under other business areas. Mobile remains unchanged.

      Deliveries of network-based regulated services within the Group are priced based on cost prices in negotiations between the units. For contract-based services, product development etc., prices are negotiated between the parties based on market prices. All other deliveries between the business areas are to be based on market prices.

      Gain and loss from Group internal transfer of business, Group contribution and dividends are not included in the profit and loss statements for the business areas. Eliminations of profit and loss are primarily sales and purchases between the business areas. Balance sheet eliminations are primarily Group internal receivables and payables.

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

Profit and loss 2002

								Profit (loss)
				Depreciation,		Associated		before
				amortization	Operating	companies	Net	taxes and
		External		and	profit	and joint	financial	minority
	Revenues(1)	revenues(1)	EBITDA(2)	write-downs	(loss)	ventures	items	interests

	(NOK in millions)
Mobile	20,346	19,079	7,482	6,068	1,414	(2,030)	(2,050)	(2,666)
Networks	16,488	13,761	5,717	3,191	2,526	—	(329)	2,197
Plus	4,862	4,378	139	1,022	(883)	(270)	(815)	(1,968)
Business Solutions	6,157	4,444	26	1,833	(1,807)	1	(54)	(1,860)
EDB Business Partner	4,341	3,386	348	757	(409)	(5)	(86)	(500)
Other business units	3,978	3,320	274	364	(90)	(132)	(866)	(1,088)
Corporate functions and Group activities	2,850	458	(477)	708	(1,185)	(1)	1,929	743
Elimination	(10,196)	—	(40)	(154)	114	(13)	(95)	6

Total	48,826	48,826	13,469	13,789	(320)	(2,450)	(2,366)	(5,136)

(1)	Revenues include gains on disposal of fixed assets and operations.

(2)	EBITDA is operating profit (loss) before depreciation, amortization and write-downs.

Balance and investments at December 31, 2002

					Long-term
					liabilities	Short-
	Fixed	Associated	Current	Total	incl.	term
	assets	companies	assets	assets	provisions	liabilities	Investments

	(NOK in millions)
Mobile	36,644	8,532	8,833	54,009	36,846	23,377	12,625
Networks	12,824	—	4,318	17,142	7,564	7,479	1,853
Plus	7,465	711	3,971	12,147	11,803	2,887	2,925
Business Solutions	3,945	9	4,543	8,497	5,475	2,999	1,104
EDB Business Partner	2,433	17	1,495	3,945	921	1,358	255
Other business units	3,234	210	2,715	6,159	4,281	1,475	1,029
Corporate functions and Group activities	70,987	1	19,135	90,123	22,507	25,245	1,588
Elimination	(72,859)	9	(29,714)	(102,564)	(58,943)	(43,104)	(79)

Total	64,673	9,489	15,296	89,458	30,454	21,716	21,300

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

Profit and loss 2001

								Profit (loss)
				Depreciation,		Associated		before
				amortization	Operating	companies	Net	taxes and
		External		and	profit	and joint	financial	minority
	Revenues(1)	revenues(1)	EBITDA(2)	write-downs	(loss)	ventures	items	interests

	(NOK in millions)
Mobile	12,558	11,260	4,067	1,572	2,495	9,677	(496)	11,676
Networks	16,568	14,112	5,666	3,491	2,175	—	(149)	2,026
Plus	3,386	2,954	248	1,089	(841)	(547)	(410)	(1,798)
Business Solutions	5,940	4,616	(828)	2,140	(2,968)	(874)	(316)	(4,158)
EDB Business Partner	4,811	3,353	447	1,655	(1,208)	130	(94)	(1,172)
Media	1,343	1,263	313	51	262	(12)	21	271
Other business units	4,033	2,995	(37)	649	(686)	(80)	(402)	(1,168)
Corporate functions and Group activities	7,890	5,491	4,593	454	4,139	(30)	686	4,795
Elimination	(10,489)	(4)	(219)	(28)	(191)	(27)	1	(217)

Total	46,040	46,040	14,250	11,073	3,177	8,237	(1,159)	10,255

(1)	Revenues include gains on disposal of fixed assets and operations.

(2)	EBITDA is operating profit (loss) before depreciation, amortization and write-downs.

Balance and investments at December 31, 2001

					Long-term
					liabilities	Short-
	Fixed	Associated	Current	Total	incl.	term
	assets	companies	assets	assets	provisions	liabilities	Investments

	(NOK in millions)
Mobile	29,281	13,078	15,485	57,844	19,418	34,899	7,211
Networks	14,246	—	4,441	18,687	4,520	6,658	3,719
Plus	4,996	850	2,456	8,302	5,324	2,997	1,741
Business Solutions	4,257	7	4,572	8,836	2,052	8,723	1,572
EDB Business Partner	2,957	29	1,684	4,670	1,081	1,431	923
Media	—	—	—	—	—	—	183
Other business units	3,424	247	2,378	6,049	3,480	1,324	728
Corporate functions and Group activities	40,545	—	20,772	61,317	13,118	30,997	2,769
Elimination	(47,857)	35	(35,260)	(83,082)	(29,347)	(69,735)	—

Total	51,849	14,246	16,528	82,623	19,646	17,294	18,846

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

Profit and loss 2000

								Profit (loss)
				Depreciation,		Associated		before
				amortization	Operating	companies	Net	taxes and
		External		and	profit	and joint	financial	minority
	Revenues(1)	revenues(1)	EBITDA(2)	write-downs	(loss)	ventures	items	interests

	(NOK in millions)
Mobile	9,799	8,267	2,720	1,126	1,594	(460)	(821)	313
Networks	16,685	14,318	5,672	2,625	3,047	—	(72)	2,975
Plus	2,875	2,500	611	476	135	20	(8)	147
Business Solution	4,316	3,358	(600)	573	(1,173)	(69)	(161)	(1,403)
EDB Business Partner	3,966	2,461	554	353	201	(21)	(19)	161
Media	1,655	1,557	359	58	301	6	33	340
Bravida	4,225	1,799	80	89	(9)	—	(11)	(20)
Other business units	4,033	2,542	261	442	(181)	(167)	142	(206)
Corporate functions and Group activities	3,809	852	445	429	16	(1)	(34)	(19)
Elimination	(13,791)	(82)	(539)	(237)	(302)	—	17	(285)

Total	37,572	37,572	9,563	5,934	3,629	(692)	(934)	2,003

(1)	Revenues include gains on disposal of fixed assets and operations.

(2)	EBITDA is operating profit (loss) before depreciation, amortization and write-downs.

Geographic distribution of revenues based on customer location(1)

	Year ended December 31,

	2000	2001	2002

	(NOK in millions)
Norway	31,466	36,555	31,044
Other Nordic	2,018	2,235	3,298
Western Europe	1,579	2,061	1,588
Central Europe	841	800	5,348
Eastern Europe	160	828	1,619
Asia	594	2,346	4,409
Other countries	914	1,215	1,520

Total revenues	37,572	46,040	48,826

Geographic distribution of revenues based on company location(1)

	At December 31,

	2000	2001	2002

	(NOK in millions)
Norway	34,235	39,453	33,224
Other Nordic	641	878	2,492
Western Europe	1,246	2,144	1,580
Central Europe	337	505	4,966
Eastern Europe	286	705	1,427
Asia	537	2,088	4,295
Other countries	290	267	842

Total revenues	37,572	46,040	48,826

(1)	Revenues include gains on disposal of fixed assets and operations. Gain on disposal of foreign subsidiaries is recorded as relating to the country in which the subsidiary was located.

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

Assets by geographical location of the company

	At December 31,

	Tangible assets		Total assets

	2001	2002	2001	2002

		(NOK in millions)
Norway	30,004	28,102	31,788	33,290
Other Nordic	562	1,495	8,126	7,509
Western Europe	225	164	15,572	13,997
Central Europe	319	2,881	3,569	13,827
Eastern Europe	758	2,363	3,914	6,646
Asia	5,717	5,584	19,145	13,184
Other countries	23	413	509	1,005

Total assets	37,608	41,002	82,623	89,458

4.	Cost of Materials and Traffic Charges

	At December 31,

	2000	2001	2002

	(NOK in millions)
Traffic charges — network capacity	3,688	4,853	6,463
Traffic charges — satellite capacity	805	1,190	1,527
Cost of materials etc.	5,113	4,161	4,495

Total cost of materials and traffic charges	9,606	10,204	12,485

5.	Own Work Capitalized

	At December 31,

	2000	2001	2002

	(NOK in millions)
Cost of materials etc.	367	220	29
Salaries and personnel costs	667	396	303
Other operating expenses	510	386	235

Total own work capitalized	1,544	1,002	567

6.	Salaries and Personnel Costs

	At December 31,

	2000	2001	2002

	(NOK in millions)
Salaries and holiday pay	8,109	7,897	7,659
Social security tax	1,212	1,132	1,168
Pension costs including social security tax	538	591	789
Other personnel costs	654	508	488

Total salaries and personnel costs	10,513	10,128	10,104

      The average number of employees was 23,000 in 2002, 22,400 in 2001 and 24,950 in 2000.

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

7.	Pension Obligations

      Telenor provides defined benefit pension plans for substantially all employees in Norway. In addition, the Norwegian government provides social security payments to all retired Norwegian citizens. Such payments are calculated by reference to a base amount annually approved by the Norwegian parliament. Benefits are determined based on the employee’s length of service and compensation. The cost of pension benefit plans is expensed over the period which the employee renders services and becomes eligible to receive benefits.

      13,298 of the Group’s employees were covered through Telenor Pension Fund as of December 31, 2002. The Group has a few group pension schemes with independent insurance companies and a separate pension plan for executive employees. Plan assets consisting primarily of bonds and shares fund these pension plans. For employees outside of Norway, contribution plans are dominant.

      In addition Telenor has two early retirement pensions plans. The agreement-based early retirement plan (AFP) was established in 1997. Under this scheme employees may retire upon reaching the age of 62 years or later. The other plan is an early retirement plan that was offered to the employees within established criteria until the end of 1996. Telenor ASA covers the cost of early retirement. The present value of the estimated pension obligation is included in the calculation of the pension obligation presented below. This early retirement plan does not have any plan assets.

      Actuarial gains and losses are mainly due to the reduction in discount rate, which was implemented as of December 31, 1999, as well as lower actual return on plan assets than estimated, due to the reduction in share prices the latest years. In addition higher salary increases and pensions adjustments than estimated have increased actuarial losses.

	At December 31,

	2001	2002

	(NOK in millions)
Change in benefit obligation
Benefit obligation at the beginning of the year	2,945	3,335
Service cost	435	543
Interest cost	186	218
Actuarial gains and losses	106	40
Acquisitions and sale	(108)	5
Benefits paid	(229)	(212)

Benefit obligations at the end of the year	3,335	3,929

Change in plan assets
Fair value of plan assets at the beginning of the year	2,052	2,400
Actual return on plan assets	7	(38)
Acquisitions and sale	(88)	8
Pension contribution	549	531
Benefits paid	(120)	(142)

Fair value of plan assets at the end of the year	2,400	2,759

Funded status	935	1,170
Unrecognized prior service costs	(233)	(154)
Unrecognized net actuarial losses	(644)	(852)
Prepaid social security tax	6	27

Total provision for pensions	64	191

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

	2000	2001	2002

Assumptions as of December 31,
Discount rate in %	6.5	6.5	6.5
Expected return on plan assets in %	7.5	7.5	7.5
Rate of compensation increase in %	3.5	3.5	3.5
Expected increase in the social security base amount in %	3.0	3.0	3.0
Annual adjustments to pensions in %	3.0	3.0	3.0

	At December 31,

	2000	2001	2002

	(NOK in millions)
Components of net periodic benefits cost
Service cost	375	435	543
Interest cost	189	186	218
Expected return on plan assets	(148)	(164)	(185)
Amortization of prior service costs	23	23	14
Amortization of actuarial gains and losses	25	16	57
Social security tax	59	68	90

Net periodic benefit costs	523	564	737

Contribution plan costs	15	27	52

Total pension costs charged to profit (loss) for the year	538	591	789

8.	Other Operating Expenses

	At December 31,

	2000	2001	2002

	(NOK in millions)
Cost of premises, vehicles, office equipment etc.	1,939	2,267	2,196
Operation and maintenance	954	2,673	3,418
Travel and travel allowances	772	750	560
Postage Freight, Distribution and Telecommunication	365	343	327
Concession fees	91	130	425
Marketing and sales commission	1,582	1,787	2,069
Advertising	596	598	916
Bad debt(1)	191	362	337
Consultancy fees and external personnel(2)	2,222	2,246	1,394
Workforce reductions, loss contracts and exit from activities(1)	(10)	625	982
Other	674	616	564

Total other operating expenses	9,376	12,397	13,188

(1)	See note 9 and 11 respectively.

(2)	Includes fees for consultants and external personnel, which perform services that are sold to external customers or capitalized on fixed assets.

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

9.	Bad Debt

	At December 31,

	2000	2001	2002

	(NOK in millions)
Provisions as of January 1,	538	462	543
Provisions as of December 31,	462	543	643
Change in provisions for bad debt	(76)	81	100
Other changes in provisions for bad debt(1)	6	60	(119)
Realized losses for the year	312	264	418
Recovered amounts previously written off	(51)	(43)	(62)

Total bad debt	191	362	337

(1)	Includes effects of disposal and acquisition of businesses and translation adjustments.

10.	Research and Development Costs

      Research and development costs amounted to NOK 531 million, NOK 916 million and NOK 524 million for 2002, 2001 and 2000 respectively. Research and development activities relate to new technologies, new products, security in the network and new usages of the existing network. It is expected that research and development costs will create future profitability.

11.	Workforce Reductions, Loss Contracts and Exit from Activities

      In 2002, 2001 and 2000, provisions were made for workforce reduction, loss contracts and exit of activities. Loss contracts relate mainly to contractual obligations no longer of use in the ongoing business, loss on delivery contracts and loss on property leases.

      The following tables displays roll forward of the accruals from December 31, 1999:

	Year ended December 31,

	12.31.		2000	12.31.		2001	12.31.
	1999	2000	amounts	2000	2001	amounts	2001
	balance	additions	utilized	balance	additions	utilized	balance

	(NOK in millions)
Workforce reductions etc.(1)	74	9	25	58	667	209	489

(1)	Include expenses for workforce reductions, loss contracts and exit from activities.

	Year ended December 31,

		2002	2002		2002
	12.31.	additions	additions	2002	amounts	12.31.
	2001	in profit	directly in	amounts	taken to	2002
	balance	and loss	balance	utilized	income	balance

	(NOK in millions)
Workforce reductions	112	713	22	183	1	663
Loss contracts and exit from activities	377	309	39	250	39	436

Total	489	1,022	61	433	40	1,099

      Additions in profit and loss in 2002 are as follows: Mobile expensed NOK 117 million and Networks NOK 161 million for workforce reductions. EDB Business Partner expensed NOK 106 million for workforce reductions and NOK 5 million for exit from activities. Plus expensed NOK 55 million for workforce

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

reductions and NOK 19 million for termination of property lease contracts. Business Solutions expensed NOK 58 million for workforce reductions and NOK 96 million for loss contracts and exit from activities. Other business units expensed NOK 79 million for workforce reductions, of which NOK 75 million related to close down of departments in Teleservice. Corporate functions and Group activities expensed NOK 137 million for workforce reductions and NOK 190 million for loss on property lease contracts. Additions directly in the balance sheet related to Utfors AB, which was consolidated as of December 31, 2002, and was a consequence of events and decisions made in the company prior to the time of consolidation. Amounts taken to income in 2002 related to TTYL and in Business Solutions International, where the outcomes of loss contracts and exit from activities were better than estimated.

      Provisions for workforce reduction as of December 31, 2001 included more than 250 employees. Costs for workforce reductions in 2002 included termination of employment of approximately 1,700 employees. The provision of workforce reduction as of December 31, 2002 included approximately 1,600 employees.

      The additions in 2001 are as follows: Plus expensed NOK 49 million for loss contracts and Business Solutions expensed NOK 229 million for workforce reductions, loss contracts and exit from activities, mainly related to the Internet business. EDB Business Partner has expensed NOK 170 million for workforce reductions, loss contracts and exit from activities, and additionally recorded NOK 42 million in the balance sheet in connection with the purchase price allocation in a business combination. Other business units and corporate functions expensed NOK 177 million in 2001, of which NOK 74 million related to transfer of activity in the Telemuseum to a foundation, NOK 42 million for restructuring and workforce reductions in Itworks and NOK 47 million for exit from the activities in TTYL. Of the provision related to the dismantling of the NMT 900 mobile network as of December 31, 2000, NOK 27 million was reversed in 2001 without incurring related expenses.

12.	Financial Income and Expenses

	Year ended December 31,

	2000	2001	2002

	(NOK in millions)
Dividends from satellite organizations	196	97	—
Interest income	573	740	476
Other financial income	59	60	91
Total financial income	828	897	567

Interest expenses	(1,965)	(1,638)	(1,901)
Other financial expenses	(96)	(53)	(96)
Capitalized interest	140	295	164
Total financial expenses	(1,921)	(1,396)	(1,833)

Net foreign currency gain (loss)	(64)	(402)	(311)

Gain on sale of financial assets	376	491	59
Loss and write-downs of financial assets	(153)	(749)	(848)
Net gain (loss) and write-downs of financial assets	223	(258)	(789)

Net financial items	(934)	(1,159)	(2,366)

      During 2002 and 2001, write-downs of NOK 817 and NOK 599 million respectively were made on shares and other financial assets, for diminution in values other than temporary. The write-downs were triggered by a fall in market values. Listed shares were written down to the quoted market prices. For non-listed shares the values were based on individual estimates of the fair values. In 2002, the value of the capital contribution to Telenor Pension Fund was written down by NOK 78 million to the book value of the equity in the fund as of December 31, 2002.

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

13.	Taxes

	Year ended December 31,

	2000	2001	2002

	(NOK in millions)
Profit (loss) before taxes and minority interests
Norway	3,300	2,683	(1,150)
Outside Norway(1)	(1,297)	7,572	(3,986)

Total profit (loss) before taxes and minority interests	2,003	10,255	(5,136)

Current taxes
Norway	1,184	1,826	2,769
Outside Norway	12	1,758	1,478

Total current taxes	1,196	3,584	4,247
Deferred taxes
Norway	81	(555)	(4,005)
Outside Norway	(416)	868	(722)

Total deferred taxes	(335)	313	(4,727)
Total income tax expense (income)	861	3,897	(480)

(1)	Includes associated companies and subsidiaries outside Norway. Gains and losses from disposal of companies are related to the countries in which the disposed companies were located. The gains and losses are, however, to a large extent liable to tax in Norway, except the sale of VIAG Interkom in 2001.

Effective tax rate

	Year ended December 31,

	2000	2001	2002

	(NOK in millions)
Expected income taxes according to statutory tax rate (28%)(1)	561	2,871	(1,438)
Net losses from associated companies and subsidiaries outside Norway(2)	674	1,778	1,012
Net non-deductible expenses and (non-taxable income)	(79)	(1,404)	85
Amortization and write-downs of goodwill	100	399	850
Previous not recognized deferred tax assets	(410)	(205)	(725)
Not recognized tax assets current year	—	470	73
Tax claim related to Sonofon	—	—	2,409
Court case in Greece	—	—	414
Liquidation of Telenor Digifone Holding AS	—	—	(3,227)
Other	15	(12)	67

Income tax expense (income)	861	3,897	(480	)(3)

Effective tax rate in %	43.0	38.0	N/A	(3)

(1)	Norwegian nominal statutory tax rate is 28%.

(2)	Includes amortization and write-downs of Telenor’s excess values in respect of associated companies.

(3)	There was a loss before taxes and minority interests in 2002, and a tax income.

      The tax income in 2002 was lower, and the tax expense for 2001 and 2000 was higher than the nominal statutory tax rate should imply. This was due to valuation allowances, mainly on losses in associated companies and subsidiaries outside Norway, together with the amortization and write-downs of part of the net

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

excess values (mainly goodwill). A large portion of the amortization and write-downs of goodwill in EDB Business Partner in 2002 and previous years have reduced taxes in 2002 and previous years.

      In 2002, Telenor realized tax losses on the simultaneous liquidation of Telenor Digifone Holding AS and Nye Telenor Communications I AS. Telenor Digifone Holding AS was the company that realized the sale of shares in Esat Digifone in 2001. The taxable loss was due to a high cost price for tax purposes for the shares owned by Telenor ASA. Furthermore, in 2002 Telenor sold, or entered agreements to sell, some companies on which valuation allowances had been recorded in previous years, mainly companies in Business Solutions International. These effects have been recorded in the reconciliation line item “Previous not recognized deferred tax assets”. In cases where subsidiaries still are consolidated valuation allowances in subsidiaries is listed in the note below and devaluated.

      During the ordinary assessment for 2002, the tax assessment authorities in Norway notified Telenor Communication AS (now Telenor Eiendom Holding AS) that its tax return for the financial year 2001 had not been accepted insofar as the loss deriving from the disposal of the shares in Sonofon Holding A/ S was concerned. As a result of this tax claim, the current tax for 2001 was increased by NOK 2.41 billion, which was expensed in 2002. Telenor recognized this tax loss upon the disposal of shares in Sonofon Holding A/ S to Dansk Mobil Holding AS, a sister company of Telenor Eiendom Holding AS. The disposal was carried out as an integral part of the overall restructuring of our Group. Telenor has in January 2003 initiated proceedings against the Norwegian Tax Authorities. The change of our tax return has increased the RISK adjustment (adjustment of the taxable costprice, that only affect Norwegian investors) for Telenor ASA as of January 1, 2002 by NOK 3.44 per share. Any subsequent reassessment as a result of a court ruling in favor of Telenor will decrease the RISK adjustment with effect from 1 January in the year of reassessment.

      In 2002, Telenor expensed NOK 0.4 billion related to a court ruling in Greece, where the disputed amount reduced taxes payable in 2000. Telenor will appeal the judgment.

      In 2001, Telenor recorded deferred tax assets on some of the write-downs of goodwill in EDB Business Partner and on some other businesses outside Norway due to agreements to sell these activities. In addition, Sonofon was realized in 2001 for tax purposes, and reduced our estimated current taxes by NOK 2.4 billion. As mentioned above, the tax authorities in 2002 challenged the tax return for 2001. In 2001, Telenor recorded current taxes of NOK 4.6 billion on the gains on sale of VIAG Interkom and Esat Digifone, in addition to deferred taxes on these sales of NOK 1.5 billion. There was also a low taxable gain from the sale of Telenor Media due to a high cost price for tax purposes established in connection with the formation of the new holding company Telenor ASA in 2000, where the new tax values established was based on estimated market values at that time.

      In 2000, deferred tax assets related to the accumulated losses from VIAG Interkom and Esat Digifone were recorded as these companies were sold in 2001. Furthermore, the gain on sale of Storm Communication Ltd was not taxable.

      Tax losses carried forward is to a large extent related to subsidiaries outside Norway, but in 2002 Telenor realized a large tax loss to be carried forward, related mainly to the liquidation of Telenor Digifone Holding AS. Tax loss carried forward in Norway was NOK 11.8 billion as of December 31, 2002. Amounts carried forward expire as follows:

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

Tax losses carried forward

(NOK in millions)

2003	79
2004	33
2005	114
2006	989
2007	198
2007 and later	12,324
Not time-limited	3,656

Total tax losses carried forward	17,393

Deferred taxes

	Year ended December 31,

	Assets	Liabilities	Assets	Liabilities
	2001	2001	2002	2002

	(NOK in millions)
Tangible and intangible assets	1,716	(1,113)	2,669	(1,342)
Associated companies	1,819	(9)	3,368	(704)
Undistributed earnings from foreign subsidiaries	—	923	—	(76)
Other long-term items	210	(170)	534	(868)

Total long-term assets and liabilities	3,745	(2,215)	6,571	(2,990)
Current assets	290	(136)	195	(51)
Current liabilities	315	(86)	508	(147)

Total current assets and liabilities	605	(222)	703	(198)
Tax losses carried forward	1,380	—	4,943	—

Deferred taxes	5,730	(2,437)	12,217	(3,188)
Valuation allowances	(3,188)	—	(4,679)	—

Net deferred taxes	105		4,350

Of which deferred tax assets (note 14)	600		4,866
Of which deferred tax liabilities (note 19)	(495)		(516)

      Deferred taxes have not been recognized on undistributed earnings from domestic entities, which can be remitted tax-free as dividends or undistributed earnings from investments in foreign subsidiaries that are considered essentially permanent in nature.

Changes in valuation allowances for the year ended December 31, 2002

(NOK in millions)

Balance at the beginning of the year	3,188
Changes in opening balance of valuation allowances	(103)
Net losses from associated companies and subsidiaries outside Norway	1,012
Other not recognized tax assets this year	73
Acquisitions and divestitures	171
Currency adjustments	338

Balance at the end of the year	4,679

      Preliminary RISK regulation (regulation of the taxable cost price) per share for Telenor ASA for 2002 is calculated to be negative by NOK 0.56 per share.

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

14.	Intangible Assets

	Year ended December 31,

						Acc.
			Foreign			amort.
	Accumul.		exchange		Amort. and	and	Book	Book
	cost	Additions	adjustm.	Disposals	write-downs	write-downs	value	value
	01.01.02	2002	2002	2002	2002	12.31.02	12.31.02	12.31.01

	(NOK in millions)
Goodwill	10,970	7,456	(1,039)	(305)	(3,634)	(6,982)	10,100	7,439
Other intangible assets
Customer Base	420	2,383	(57)	(17)	(448)	(492)	2,237	383
Licenses	1,581	306	(46)	(74)	(492)	(737)	1,030	1,339
Trademarks	167	446	(35)	—	(43)	(48)	530	162
Other	512	1,219	(12)	(153)	(375)	(418)	1,148	277
Total other intangible assets	2,680	4,354	(150)	(244)	(1,358)	(1,695)	4,945	2,161

Total	13,650	11,810	(1,189)	(549)	(4,992)	(8,677)	15,045	9,600

Deferred tax assets	—	—	—	—	—	—	4,866	600

Total intangible assets	13,650	11,810	(1,189)	(549)	(4,992)	(8,677)	19,911	10,200

      The additions of other intangible assets in 2002 are mainly related to Pannon GSM, Kyivstar and Canal Digital.

Specification of amortization and write-downs:

	Year ended December 31,

	Goodwill			Other intangible assets

	2000	2001	2002	2000	2001	2002

	(NOK in millions)
Amortization	496	668	1,002	124	317	962
Write-downs	—	2,266	2,632	13	126	396

Total	496	2,934	3,634	137	443	1,358

Changes in the carrying value of goodwill for the year ended December 31, 2002:

	At December 31,

					EDB
			Business		Business
	Mobile	Plus	Solutions		Partner	Other units	Total

	(NOK in millions)
Balance as of January 1, 2002	3,849	512	739		1,979	360	7,439
Goodwill acquired during the year	5,749	1,999	(307	)(1)	83	(68)	7,456
Translation adjustments	(840)	(12)	(146)		(27)	(14)	(1,039)
Amortization	(509)	(135)	(150)		(166)	(42)	(1,002)
Write-downs (impairment losses)	(2,138)	—	(162)		(356)	24	(2,632)
Goodwill written off related to sale of business units	—	(48)	—		(15)	(59)	(122)

Balance as of December 31, 2002	6,111	2,316	(26)		1,498	201	10,100

(1)	Include negative goodwill related to Utfors AB, see table below.

      The write-down of goodwill in Mobile was related to DiGi.Com as a result of continued low publicly quoted share prices. The write-down was based on the publicly quoted share price at December 31, 2002,

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

adjusted to reflect a control premium. The write-downs of goodwill in EDB Business Partner were based on a review of all individual goodwill items based on discounted future cash flows. The write-down in Business Solutions was partly related to Nextra International based on evaluation of the profitability in each company.

Goodwill relates to the following subsidiaries and operations:

	Book value 12.31.02	Amortization period	Year of acquisition

	(NOK in millions)
Pannon GSM	5,124	10-20 years	2002
Canal Digital Group	1,929	10-15 years	2002
Kyivstar	325	12-20 years	2002
Utfors AB(1)	(351)	18 years	2002
DiGi.Com bhd	641	15-20 years	2001
Sweden On-Line AB	109	10 years	2001
Unigrid AB	105	10 years	2001
Marlink (former SAIT Communications S.A)	60	10 years	2001
DnB IT Operations	334	7 years	2001
Fellesdata AS	915	20 years	2000
OJSC Comincom/ Combellga	306	10 years	2000
Telenor Avidi AS (alfaNETT)	189	10 years	2000
Others	414	3-20 years

Total	10,100

(1)	The allocation between goodwill and other net excess values and amortization periods are preliminary estimates.

15.	Tangible Assets

					Depreciation	Acc. depr.
	Accumul.		Translation		and write-	and write-	Book	Book
	cost	Additions	adjustm.	Disposals	downs	downs	value	value
	01.01.02	2002	2002	2002	2002	12.31.02	12.31.02	12.31.01

	(NOK in millions)
Local, regional & trunk networks	34,968	3,094	(256)	(17)	(2,005)	(26,940)	10,849	10,000
Mobile telephone network and Switches	11,632	5,452	(838)	(12)	(1,753)	(6,609)	9,625	6,759
Subscriber equipment	315	28	(8)	(9)	(33)	(244)	82	104
Switches & equipment	15,073	589	(63)	(1,168)	(1,166)	(11,096)	3,335	3,993
Radio installations	1,669	17	(7)	(1)	(15)	(644)	1,034	1,040
Cable TV equipment	1,695	99	(2)	(50)	(192)	(746)	996	1,140
Land	710	143	(17)	(7)	(2)	(7)	822	704
Buildings	7,750	2,804	(11)	(274)	(368)	(3,852)	6,417	4,182
Support systems	8,696	4,326	(105)	(1,501)	(3,140)	(7,101)	4,315	3,696
Satellites	2,176	14	(3)	(1)	(123)	(1,397)	789	901

Total(1)	84,684	16,566	(1,310)	(3,040)	(8,797)	(58,636)	38,264	32,519

Work in progress(2)	5,089	(2,207)	(144)	—	—	—	2,738	5,089

Total	89,773	14,359	(1,454)	(3,040)	(8,797)	(58,636)	41,002	37,608

(1)	Includes book value of NOK 1,870 million for capital leases as of December 31, 2002, mainly switches, GSM Mobile telephone network and satellites.

(2)	Net additions.

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

      Accumulated capitalized interest (cost) was NOK 1,116 million as of December 31, 2002.

Specification of amortization and write-downs:

	Year ended December 31,

	Tangible assets

	2002	2001	2000

	(NOK in millions)
Depreciation	8,272	6,266	5,201
Write-downs	525	1,430	100

Total	8,797	7,696	5,301

      In 2002, write-downs of NOK 276 million were recorded in Business Solutions on operating platforms and equipment, both used in the internal operations and used in operating contracts. Equipment related to operating contracts were evaluated based on expected cash flows from the operating contracts including terminal value at the end of the contract period. Internal operating platforms and equipment were written down when they no longer were in use. Similar evaluations were made in Telenor’s internal IT-environment in Corporate functions and Group activities, resulting in write-downs of NOK 42 million in 2002. In Mobile, write-downs of NOK 133 million were made, to a large extent on equipment no longer in use in the IT-system portfolio in Mobile in Norway. In Plus, write-downs of NOK 52 million were made, primarily related to equipment for TV-distribution due to the low demand in the SMATV market in Denmark and Sweden.

      The Group has entered into Cross Border Tax Benefit Leases for digital telephony switches and for GSM Mobile network with a book value as of December 31, 2002 of NOK 699 million. The agreements called for the prepayments of all amounts due by both parties under the leases to financial institutions. The financial institutions then release the payments over the life of the leases in accordance with their contractual terms. During the course of the lease, Telenor maintains the rights and benefits of ownership of the equipment. Telenor has received benefits of NOK 320 million since the parties can depreciate the equipment for tax purposes. The amount has been deferred over the expected lease periods.

16.	Financial Assets

	2001	2002

	(NOK in millions)
Long-term receivables(*)	965	1,299
Shares and other investments(**)	3,076	2,461
Associated companies and joint ventures(***)	14,246	9.489

Total financial assets	18,287	13,249

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

(*)	Long-term receivables

	2001	2002

	(NOK in millions)
Interest-bearing
Receivables on associated companies and joint ventures(1)	783	1,169
Loans to employees	27	31
Other long-term receivables	49	63
Provisions for bad debt	—	(4)
Non-interest-bearing
Receivables on associated companies and joint ventures	21	4
Other long-term receivables	95	36
Provision for bad debt	(10)	—

Total long-term receivables	965	1,299

(1)	In 2002, interest-bearing receivables on associated companies and joint ventures related mainly to Bravida and Sonofon.

(**)	Shares and other investments:

Specification of other shares and investments in 2002:

	No. of shares
	owned by	Share
	Telenor	owned in %	Book value

	(NOK in thousands)
Inmarsat Ventures Plc	15,000,000	15.0	1,435,000
Intelsat Ltd.	6,855,530	4.1	441,544
New Skies Satellites N.V	4,709,400	3.7	130,901
Expert ASA	3,190,000	10.0	116,435
Eutelsat S.A.	4,127,130	0.4	35,458
Cosmo Holding Albania Societet Anonyme	48,000	3.0	23,283
Carrot Communication AS	1,162,791	5.3	10,000
GolfaXess ASA	486,500	12.0	6,405
Energivekst AS	45,000	4.3	4,750
RKS AB	194,401	2.0	3,840
Bank VPB	7,600	19.0	3,086
Bank Rosprombank	10,000	2.0	2,877
Norsk Helse Informatikk AS	140,000	17.3	2,300
Extend AS	319,400	42.6	2,000
Industream AS	488,047	12.4	1,906
IT Fornebu AS	76,200	16.3	1,657
Sørlandske Teknologisenter AS	1,300	18.0	1,300
Smart Club ASA	2,500,000	2.1	1,200
TÆL AS	1,000	10.8	1,030
Sponsor Service ASA	900,000	11.7	—
Capital contribution to Telenor Pensjonskasse			219,755
Other			16,084

Total other shares and investments			2,460,811

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

      New Skies Satellites N.V., Expert ASA and RKS AB are listed companies. The market values as of December 31, 2002 for Telenor’s shares were NOK 131 million, NOK 105 million and NOK 1 million respectively. Other includes shares in companies where Telenor owns more than 10% with insignificant book values.

(***)	Associated companies and joint ventures

	2001	2002

	(NOK in millions)
Balance January 1,	39,088	14,186
Investments	2,319	883
Transferred to/from other investments and disposal	(34,626)	(1,420)
Net income	(318)	341
Gains (losses) on disposal(1)	21,579	36
Amortization of net excess values	(1,427)	(862)
Write-downs of net excess values	(11,597)	(1,965)
Equity and translations adjustments	(832)	(1,760)

Balance December 31,	14,186	9,439

Of which investments carried with a negative value (classified as provisions)	60	50

Total associated companies and joint ventures	14,246	9,489

      Associated companies and joint ventures are carried at negative values where Telenor has a corresponding liability above and beyond the capital contributed.

(1)	Specification of gains and losses on disposal:

	2001	2002

	(NOK in millions)
VIAG Interkom	10,705	—
Esat Digifone	10,740	—
Ephorma AS	100	—
European Medical Solutions Group AS	41	—
Extel	—	40
Other	(7)	(4)

Total	21,579	36

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

Specifications of investments in associated companies and joint ventures:

					Amortization
			Investments/		and write-
	Share	Book	disposals		downs of net	Equity and		Net excess
	owned	value	during	Share of net	excess	translation	Book value	values
Company	in %	12.31.01	2002	income(1)(2)(6)	values(6)	adjustments	12.31.02	12.31.02(14)

	(NOK in thousands)
Sonofon Holding A/ S(3)6)	53.5	5,555,930	—	139,177	(1,489,189)	(458,627)	3,747,290	3,828,304,
VimpelCom(8)(13)	29.0	1,806,770	—	313,714	(41,673)	(445,365)	1,633,447	209,232
VimpelCom Region(9)	17.5	—	432,442			(41,368)	391,074	—
COSMOTE S.A.(12)(13)	18.0	803,179	(2,115)	358,115	(4,959)	(143,371)	1,010,847	94,892
DTAC(6)(10)(13)	40.3	1,849,365	—	34,862	(950,172)	(380,058)	553,998	338,052
UCOM(6)(13)	24.9	385,761	—	(709)	(89,432)	(76,621)	218,999	255,007
Connect Austria GmbH & Co(12)	17.5	821,910	—	(6,636)	—	(70,145)	745,128	—
European Telecom S.A (ProMonte)(5)	44.1	144,831	406	57,520	—	(31,008)	171,749	—
StavTeleSot J.S.C(11)	49.0	(894)	—	38,336	—	(5,346)	32,095	—
OniWa(6)	20.0	267,423	217,231	(459,984)	—	(24,670)	—	—
Kyivstar G.S.M. JSC	—	554,131	(645,796)	171,994	(31,672)	(48,657)	—	—
Extel Kaliningrad J.S.C.(11)	—	(7,017)	(44,376)	36,509	(712)	(4,404)	—	—
Pannon GSM(7)	—	729,137	(740,284)	14,934	(3,787)	—	—	—
ZebSign	50.0	26,900	—	(7,392)	—	—	19,509	—
Wireless Matrix Corporation	25.3	173,188	—	(64,835)	(66,283)	(20,682)	21,388	67,030
Nordialog Oslo AS	48.0	8,427	—	1,693	—	—	10,120	—
Triggerduck	33.5	7,777	—	(445)	(4,122)	—	3,210	1,050
Oslo Lufthavn Tele & Data	50.0	6,779	—	2,475	—	—	9,254	—
Glocalnet AB(13)	37.2	—	104,064	—	—	—	104,064	50,284
Canal Digital Group(4)	—	144,721	7,734	(143,778)	(8,677)	—	—	—
A-pressen ASA(13)	29.1	497,844	—	16,591	(30,828)	—	483,607	238,950
Otrum Electronics ASA(13)	33.1	184,481	—	(4,836)	(83,831)	—	95,814	—
BitCom AB	49.0	4,322	3,974	395	(335)	306	8,051	2,781
AXON AS	—	7,733	(6,700)	(557)	(476)	—	—	—
TIBE Reklame Holding AS	34.0	12,346	—	—	(2,856)	—	9,490	7,120
Logan-Orviss Int Inc.	44.0	8,793	—	(908)	(306)	—	7,579	322
World Wide Mobile Communications AS	40.0	61,474	—	6,318	—	(25,102)	42,690	—
Bravida AS	46.4	135,693	90,825	(76,711)	—	—	149,808	—
TeleVenture Management AS	23.9	12,638	—	884	—	(2,016)	11,505	—
Doorstep AS	50.0	7,537	—	(2,395)	—	—	5,143	—
TN Renhold & Kantine AS	50.0	538	—	2,650	—	—	3,188	—
Ajourit AS	—	9,423	19,236	(28,659)	—	—	—	—
Other	—	(34,753)	25,987	(41,339)	(18,148)	18,206	(50,047)	5,990

Total		14,186,387	(537,373)	376,983	(2,827,457)	(1,759,541)	9,438,999	5,099,014

(1)	Includes pretax gains on disposal and Telenor’s share of the companies’ net income after taxes.

(2)	Share of net income after taxes are partly based on preliminary results for some of the companies. Actual figures may deviate from the preliminary figures.

(3)	Jointly controlled according to a shareholders agreement.

(4)	With effect from June 30, 2002, the Canal Digital Group was consolidated as a wholly-owned subsidiary of Telenor.

(5)	European Telecom S.A. has an ownership share of 91.1% in ProMonte GSM and Telenor owns 44% of European Telecom.

(6)	In 2002, the following significant write-downs were recorded; Sonofon NOK 1,000 million, DTAC NOK 829 million, UCOM NOK 52 million. Furthermore, the engagement in OniWay was written down

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

by NOK 316 million to zero based on an evaluation of the values in the company and Telenor has no longer significant influence in the company. The write-downs were triggered by a significant fall in the market values for telecommunication companies. For DTAC and UCOM the write-downs were made to the quoted market price as of December 31, 2002. The fair value for Sonofon was estimated based on estimates of future cash flows and comparison to similar companies.

(7)	On February 4, 2002, Pannon GSM became a wholly-owned subsidiary of Telenor.

(8)	Telenor had a voting interest of 25% plus 13 shares in VimpelCom as of December 31, 2002.

(9)	In addition to Telenor’s direct ownership of 17.5%, VimpelCom has an ownership interest in VimpelCom-Region of approximately 65%.

(10)	The ownership interest in DTAC includes the direct ownership interest of 29.9% and Telenor’s indirect ownership through Telenor’s 24.9% ownership share in UCOM.

(11)	Telenor’s ownership interests in Extel was sold in December 2002, and StavTeleSot was sold in January 2003 to VimpelCom-Region.

(12)	Accounted for as associated companies due to significant influence in the companies based on shareholders’ agreements and representation in the Boards of Directors.

(13)	Market values as of December 31, 2002 for listed associated companies: VimpelCom: NOK 3,475 million, Cosmote: NOK 4,063 million, DTAC: NOK 554 million, UCOM: NOK 219 million, A-pressen ASA: NOK 298 million, Otrum Electronics ASA: NOK 44 million, Glocalnet AB: NOK 131 million.

(14)	Net excess values at the date of acquisition are the differences between Telenor’s acquisition cost and Telenor’s share of equity of the associated companies.

17.	Current Receivables

	2001	2002

	(NOK in millions)
Accounts receivables
Accounts receivables	6,579	6,481
Provision for bad debt	(501)	(585)

Total accounts receivables	6,078	5,896

Other current receivables
Interest-bearing
Receivables from associated companies and joint ventures	170	16
Receivables on employees	—	3
Receivables from others	115	17
Non-interest-bearing
Receivables from associated companies and joint ventures	85	182
Receivable on employees	36	27
Other short-term receivables	1,300	330
Provision for bad debt	(32)	(54)

Total other current receivables	1,674	521

Prepaid expenses and accrued revenues
Prepaid expenses	539	772
Accrued revenues	1,410	1,679

Total prepaid expenses and accrued revenues	1,949	2,451

Total current receivables, etc.	9,701	8,868

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

      Due to the large volume and diversity of the Group’s customer base, concentrations of credit risk with respect to trade accounts receivables are limited.

18.	Short Term Investments

	2001	2002

	(NOK in
	millions)
Bonds/ Commercial paper	159	260
Shares(1)	316	272

Total short term investments	475	532

(1)	Specification of shares classified as current assets as of December 31, 2002

	No. of shares
	owned by	Share
	Telenor	owned in %	Book value

	(NOK in thousands)
Incatel AS	144,082	77.5	54,769
Telenostra AS	91,157	35.5	34,721
Blue Chip Communication AS	3,926,466	53.6	25,718
Data Respons ASA	2,000,000	7.5	16,679
North Node AB	586,984	44.7	16,168
Locus Holding ASA	15,212,119	60.4	13,246
Viva Technologies AS	33,266,009	25.2	12,367
Q-Free ASA	2,500,850	5.5	11,890
Virtual Garden AS	2,009,820	16.9	10,535
Maritech AS	4,652,481	9.4	8,625
Nordisk Sprakteknologi AS	3,221,793	25.8	7,650
Roxen AB	2,224,420	22.6	6,649
Voice Provider AB	45,217	25.9	5,972
Sonat AB	52,063	27.6	5,682
Travel Intelligence Group AS	3,933,270	43.6	5,033
Melody Interactive Solutions AB	283,408	4.1	3,854
Seven Mountains Solutions AS	37,500	12.7	3,000
Trøndelag Vekst AS	19,355	2.9	3,000
MRT Micro ASA	723,511,597	50.9	2,275
Proseq AS	240,333	70.0	2,000
Direct Distribution Center AB	15,000	93.8	1,205
Crest Computer Sweden AB	8,624,486	93.0	1,085
Other shares etc.(1)		—	19,727

Total shares classified as current assets			271,850

(1)	Includes companies where Telenor owns more than 10% with insignificant book values.

      The above shares are mainly owned by Telenor Venture AS and Telenor Venture II ASA. Q-Free ASA and Data Respons ASA are listed companies. The market value as of December 31, 2002 for Telenor’s shareholdings was NOK 12 million and NOK 10 million respectively. Mutual funds are included in other shares with a market value of NOK 16 million as of December 31, 2002.

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

19. Provisions

	2001	2002

	(NOK in millions)
Provisions for pensions	64	191
Deferred tax liabilities	495	516
Workforce reductions etc.(1)	85	264
Negative values associated companies	60	50
Other provisions	57	155

Total provisions	761	1,176

(1)	Provisions for workforce reduction, loss contracts, exit from activities and legal disputes.

20. Interest-Bearing Liabilities

	Limit	2001	2002

	(in millions)	(NOK in millions)
Euro Commercial paper program (ECP)	USD 500	—	—
U.S. Commercial paper program (USCP)	USD 1,000	—	—
Norwegian Commercial paper	—	1,930	1,105
EMTN program	USD 6,000	10,891	17,563
Japanese Private Placements	—	412	—
Norwegian Bonds	—	700	3,142
Capital discount related to bonds	—	(30)	(40)
Derivatives related to long term interest-bearing liabilities(1)	—	(722)	(300)
Revolving credit facility USD	USD 1,000	—	—
Revolving credit facility EUR	EUR 1,000	—	—

Total long-term interest-bearing liabilities Telenor ASA		13,181	21,470
Long-term interest-bearing liabilities subsidiaries(2)		5,316	7,335

Total long-term interest-bearing liabilities Telenor Group		18,497	28,805
Short-term interest-bearing liabilities subsidiaries		672	3,591

Total interest-bearing liabilities Telenor Group		19,169	32,396

(1)	Foreign currency derivatives used to convert the cash flows of a debt instrument into another currency.

(2)	Specified below.

Long-term interest-bearing liabilities Telenor ASA

      The USD revolving credit facility matures in 2005. The EUR revolving credit facility matures in November 2003, but Telenor has a one year term-out option for the outstanding amount as of, November 2003. The EUR-facility includes a financial covenant in the term-out period. If Telenor’s rating falls to BBB or Baa2, the relationship between net debt and EBITDA must be equal to or lower than 3.5:1.

      According to Telenor’s Finance Policy, these committed credit facilities should at any time serve as refinancing source for all outstanding commercial paper. Commercial paper is classified as long-term, irrespective of the actual maturity date.

      The majority of commercial paper (ECP, USCP and Norwegian), Euro Medium Term Notes and Norwegian bonds were originally issued by Telenor Communication AS (now Telenor Eiendom Holding AS).

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

In relation to the reorganization of the Telenor Group the borrowings were transferred to Telenor ASA with consent from the creditors as of April 15, 2002. All borrowings in Telenor ASA are unsecured. The financing agreement, except commercial paper contain provisions restricting the pledge of assets to secure future borrowings without granting a similar secured status to the existing lenders (negative pledge), and also contain covenants limiting disposals of significant subsidiaries and assets. The table below shows the debt instruments issued by Telenor ASA. Hedging instruments related to these borrowings are not included in the table.

	Average	Amount in	Amount in	Amount in
	interest rate	currency	NOK	NOK
	12.31.02	12.31.02	12.31.02	12.31.01

		(in millions)
Norwegian commercial paper
NOK	7.01%	1,105	1,105	1,930
EMTN programme
AUD	4.45%	37	146	170
CHF	3.21%	798	4,002	4,292
EUR	5.69%	1,235	9,001	1,460
JPY	2.26%	31,000	1,818	1,785
SEK	4.60%	150	119	—
USD	5.50%	350	2,437	3,154
Norwegian bonds
NOK	7.73%	3,142	3,142	700
Japanese Private Placements
JPY	—	—	—	412

Total Telenor ASA			21,770	13,903

      The table below includes debt instruments, cross currency swaps and interest rate swaps. When the currency- or interest rate exposure of the underlying borrowings has been altered through the use of derivatives, this is reflected in the figures in the table.

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

	Average	Amount in	Amount in	Amount in
	interest rate	currency	NOK	NOK
	12.31.02	12.31.02	12.31.02	12.31.01

		(in millions)
Norwegian commercial paper
NOK	7.01%	1,105	1,105	1,930
EMTN programme
CZK	4.17%	461	107	—
EUR	4.01%	848	6,183	5,093
GBP	5.38%	13	146	—
NOK	7.69%	6,497	6,498	2,469
SEK	4.74%	1,187	944	658
USD	2.44%	491	3,422	1,932
Norwegian bonds
EUR	3.86%	135	981	699
GBP	4.86%	20	224	—
NOK	7.74%	1,860	1,860	—
Japanese Private Placements
NOK	—	—	—	400

Total Telenor ASA			21,470	13,181

Long-term interest-bearing liabilities in subsidiaries

			Average interest
			rate
Company	Debt instrument	Currency	12.31.02	12.31.02	12.31.01

			(NOK in millions)
DiGi.Com	Borrowings from financial institutions	USD	3.08%	226	410
DiGi.Com	Borrowings from financial institutions	MYR	7.66%	1,191	1,197
GrameenPhone	Borrowings from financial institutions	USD	6.90%	262	429
GrameenPhone	Borrowings from financial institutions	NOK	4.76%	75	75
Kyivstar	Vendor financing	USD	7,30%	113	—
Kyivstar	Bonds	USD	12.75%	696	—
Pannon	Bonds	HUF	13.78%	1,040	—
EDB Business Partner	Borrowings from financial institutions	NOK	7.50%	500	719
EDB Business Partner	Borrowings from financial institutions	SEK	4.00%	147	201
EDB Business Partner	Finance lease	NOK	8,03%	64	—
Business Solutions	Finance lease	NOK	7.00%	200	—
Business Solutions	Vendor financing — SW licenses	NOK	8.00%	656	879
Satellite Services AS	Finance lease(1)	NOK	7.25%	1,114	1,228
Canal Digital	Finance lease(2)			550	—
Telenor Eiendom Holding AS	Norwegian Commercial Paper	NOK	7.01%	435	—
Miscellaneous				66	178

Total long-term interest-bearing liabilities in subsidiaries				7,335	5,316

(1)	Satellite leases (Thor II and III). This financing is guaranteed by Telenor ASA

(2)	This financing is guaranteed by Telenor ASA. Denominated in DKK, EUR, NOK, SEK and USD.

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

      The interest-bearing liabilities in subsidiaries are generally not guaranteed by Telenor ASA and are subject to standard financial covenants. The covenant required a minimum interest coverage. The lender had at December 31, 2002 waived this breach, which does not trigger cross default according to Telenor ASA’s loan agreements

      Telenor entered into Cross Border Tax Benefit Leases for digital telephony switches and for GSM Mobile telephone network in 1998 and 1999. Telenor has prepaid all amounts due to financial institutions under these agreements. The leasing obligations and the prepayments are netted in the balance sheet, and are not reflected in the tables. See note 15 and 31.

Short-term interest–bearing liabilities in subsidiaries

		Average
		interest rate
		12.31.02	12.31.02	12.31.01

		(NOK in millions)
Telenor Eiendom Holding AS	Provision tax claim	12.00%	2,409	—
Telenor Mobile Communication AS	Provision court case	12.00%	530	—
DiGi.com	Vendor financing and term loans	8.00%	362	—
Kyivstar	Bonds and vendor financing	8,44%	144	—
Miscellaneous			146	672

Total short-term interest-bearing liabilities			3,591	672

      At the end of 2002, Telenor increased our short-term interest-bearing liabilities by NOK 2.4 billion related to a tax claim regarding the sale of Sonofon Holding A/ S and NOK 0.5 billion related to the court case in Greece.

      Telenor has provided a guarantee for the tax claim of NOK 2.4 billion. As a result of Telenor’s decision to expense the tax claim at the end of 2002, 12% interest in arrears on the tax claim is expensed as long as the guarantee is provided. The Tax Authority can initiate collection of the claim if Telenor ASAs credit worthiness becomes materially weaker.

Maturity profile of interest-bearing liabilities as of December 31, 2002

	Total as of									After
	12.31.02	2003	2004	2005	2006	2007	2008	2009	2010	2010

	(NOK in millions)
Norwegian commercial paper	1,105	1,105	—	—	—	—	—	—	—	—
EMTN program	17,300	1,688	1,099	1,320	3,131	2,917	1,003	2,220	—	3,922
Domestic bonds	3,065	—	—	1,006	—	1,861	—	—	—	198

Telenor ASA, total	21,470	2,793	1,099	2,326	3,131	4,778	1,003	2,220	—	4,120
Subsidiaries, short-term	3,591	3,591	—	—	—	—	—	—	—	—
Subsidiaries, long-term	7,335	889	1,986	2,238	844	725	294	231	128

Subsidiaries, total	10,926	4,480	1,986	2,238	844	725	294	231	128	—

Telenor Group	32,396	7,273	3,085	4,564	3,975	5,503	1,297	2,451	128	4,120

21.	Financial Instruments and Risk Management

      Telenor’s group treasury function (Telenor Finans) is responsible for funding, foreign exchange risk, interest rate risk and credit risk management for the parent company and for companies owned more than 90%. Subsidiaries owned less than 90% normally have standalone financing.

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

      Telenor has limited activity related to interest rate and currency trading. As of December 31, 2002, Telenor did not have any outstanding open trading positions.

Interest rate risk

      Telenor is exposed to interest rate risk through funding and cash management activities. Changes in market interest rates affects the fair value of assets and liabilities. Interest income and interest expense in the profit and loss statement, as well as interest payments, are influenced by interest rate changes.

      The objective for interest rate risk management is to minimize interest cost and at the same time hold the volatility of future interest payments within acceptable limits. To achieve this Telenor use a simulation model that takes into account market variables and the portfolio composition. The duration band of the portfolio is 0.5-2.5 years.

      Telenor applies interest rate derivatives to manage the interest rate risk of the debt portfolio. This typically involves interest rate swaps, whereas forward rate agreements and interest rate options are used in certain situations.

      Below is a sensitivity analysis that shows the change in fair value due to a one percentage point increase in interest rates. The matrix is divided into time intervals. The interest rate risk is allocated to the next rate fixing date for floating rate instruments, and to the maturity date for fixed rate instruments. Consequently, the matrix shows the interest rate risk distribution of the portfolio.

      The table below includes cash, short-term interest-bearing investments, interest rate derivatives, currency derivatives and interest-bearing liabilities.

				Decrease in fair value due to 1% increase in interest rates
		Average	Average
	Value	years to	duration	0 - 1	1 - 2	3 - 4	4 - 5	6 - 7	7 - 8	8 - 9	Beyond
Currency	face	maturity	in years	year	years	years	years	years	years	years	9 years

				(NOK in millions equivalent as of December 31, 2002)
CZK	250	3.44	0.45	0.48	—	—	—	—	—	—	—
DKK	65	4.48	1.66	—	—	—	—	1.06	—	—	—
EUR	7,241	3.71	1.27	10.85	(6.98)	24.11	33.71	21.32	—	—	—
GBP	425	5.56	0.35	1.34	—	—	—	—	—	—	—
HUF	1,409	1.58	1.38	—	25.64	—	—	—	—	—	—
MYR	1,543	4.97	0.72	7.88	—	—	—	—	—	3.07	—
NOK	9,124	5.66	2.32	24.30	10.28	32.27	11.81	75.68	8.93	24.68	100.84
SEK	1,441	3.46	1.48	2.79	—	4.13	—	5.38	—	8.45	—
USD	5,374	4.04	1.00	18.44	—	18.82	1.73	13.06	—	—	—

Net interest-bearing liabilities	26,872	4.47	1.67	66.08	28.94	79.33	47.25	116.50	8.93	36.20	100.84

Exchange rate risk

      Telenor is exposed to changes in the value of the Norwegian kroner relative to other currencies. Telenor has invested in companies that have other functional currencies than Norwegian kroner. In addition, companies that mainly operate in Norwegian kroner will have transactions denominated in currencies other than Norwegian kroner.

      The book value of Telenor’s net investments in foreign entities varies with changes in the value of Norwegian kroner compared to other currencies. The net income of the Group is also affected by changes in exchange rates, as the profit and loss contributions of foreign entities are translated to Norwegian kroner using the average exchange rate for the period. If these companies pay dividends, it will typically be done in their local currency. Management’s strategy to handle exchange rate exposures related to net investments is to

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

issue financial instruments in the currencies involved. Combinations of money market instruments (commercial paper and bonds) and derivatives (foreign currency forward contracts and currency swaps) are typically used for this purpose.

      Norwegian entities will also be exposed to exchange rate risk rising from revenues or operating expenses in foreign currencies. This exchange rate risk is normally not hedged by Telenor.

      Exchange rate risk also arises when Norwegian entities enter into other transactions denominated in foreign currency, or when agreements are made to acquire or dispose of investments outside Norway. Committed cash flows equivalent to NOK 50 million or higher are hedged economically using options or forward contracts. Hedge accounting is often not permitted for these kinds of hedging relationships, which leads to gains and losses on the transactions being charged directly to profit and loss.

      Exchange rate risk related to debt instruments in foreign entities is also a part of the risk exposure of the Telenor Group.

      Hedging as described above is only carried out in currencies that have well-functioning capital markets.

      The table below shows the currency distribution of the Group’s interest-bearing liabilities and derivatives in other currencies than Norwegian kroner as of December 31, 2002:

Face value in millions,
local currency	AUD	CHF	CZK	DKK	EUR	GBP	HUF	JPY	MYR	SEK	USD

Interest-bearing liabilities	(37)	(798)	—	(66)	(1,370)	(99)	—	(31,000)	(853)	(745)	(570)
Currency swaps	37	798	(461)	—	376	66	(31,000)	31,000	—	(1,037)	(141)
Forward contracts	—	—	(620)	—	—	(5)	(10,000)	—	—	(30)	(60)

Total	—	—	(1,081)	(66)	(994)	(38)	(41,000)	—	(853)	(1,812)	(771)

Credit risk

      Credit risk is the loss which the Group would suffer if a counterpart failed to perform its financial obligations.

      There is limited credit risk related to the account receivables due to the high number of customers.

      Telenor has entered into Cross Border Tax Benefit Leases for digital telephony switches and for GSM Mobile network. The agreements called for prepayments of all amounts due by Telenor. Prepayments as of December 31, 2002 of NOK 3.5 billion is deposited in creditworthy financial institutions. The amount is not included in the balance sheet, see note 20.

      Telenor invests surplus liquidity in short-term interest-bearing assets. Credit risk is inherent in such instruments. Financial derivatives with positive replacement value for Telenor, taking into account legal netting agreements, also represent credit risk.

      Credit risk arising from financial transactions is reduced through diversification, through accepting counterparts with high credit ratings only and through setting strict limits on aggregated credit exposure towards each counterpart. Telenor ASA has legal netting agreements (ISDA agreements), which allows gains to be offset against losses in a default situation with 15 of the 16 banks that are counterparts in derivative transactions. As of December 31, 2002, Telenor ASA has collateral agreements with two banks that frequently are counterparts in derivative transactions. Both ISDA agreements and collateral agreements are means to reduce overall credit risk.

      Fair value of derivatives with positive replacement value for Telenor ASA was equivalent NOK 1,498 million as of December 31, 2002, taking into account netting agreements. Credit exposure for Telenor ASA is monitored on a daily basis.

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

Liquidity risk

      Liquidity risk is the risk that companies in the Group do not have liquidity available to pay their obligations on time.

      The Group has established Group account systems in Norway, Sweden, Denmark, Hungary and the United Kingdom to manage the cash flows in the Group as efficient as possible. Efficient cash management also involves using currency swaps when appropriate.

      Surplus liquidity within the Group account systems is invested in interest-bearing instruments with short time to maturity and low default risk. Telenor ASA has also established two credit facilities to minimize the Group’s liquidity risk, see note 20.

      Management emphasizes financial flexibility. An important part of this is to minimize liquidity risk through ensuring access to a diversified set of funding sources.

Other market risks

      Telenor is exposed to equity market risk through investments in equity instruments.

Fair values of financial instruments

      The estimated fair values of the company’s financial instruments are based on market prices and the valuation methodologies described below. However, prudence is recommended in interpreting market data to arrive at an estimated fair value. Accordingly, the estimates presented herein may only be indicative of the amounts the company could realize at this date.

      Fair values of debt instruments issued by Telenor ASA and Telenor Eiendom Holding AS have been calculated using an interest rate curve, which incorporates estimates of the Telenor ASA credit spreads as of December 31, 2002. The credit curve has been extrapolated from trades observed in the secondary market of Telenor ASA debt instruments with different maturities.

      Fair value of debt instruments issued by subsidiaries has been determined by market quotes where such are available. Fair value of other floating rate instruments in subsidiaries is assumed to be equal to the book value.

      For all other interest-bearing liabilities fair values have been estimated using the Telenor ASA credit curve described above.

      Fair values of currency swaps, foreign currency forward contracts and interest rate swaps are estimated by the present value of future cash flows, calculated by using quoted swap curves and exchange rates as of December 31, 2002. Options are revalued using appropriate option pricing models.

      Fair values for listed shares are based on quoted prices at the end of the relevant years. Listed companies consolidated in the Telenor Group or accounted for by using the equity method, are not included in the table below.

      The table below shows book value and fair value of financial instruments as of December 31, 2002 and 2001.

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

	2001		2002

	Book value	Fair value	Book value	Fair value

		(NOK in millions)
Financial assets
Listed shares	428	466	296	275
Cash and short-term money market investments	5,711	5,711	5,524	5,524
Financial liabilities
Long-term interest-bearing liabilities(1)	(19,219)	(19,422)	(29,105)	(29,813)
Short-term interest-bearing liabilities	(672)	(672)	(3,591)	(3,591)
Instruments used for interest rate and exchange rate risk management
Gain interest rate swaps	—	83	—	205
Loss interest rate swaps	—	(112)	—	(214)
Loss forward rate agreements	—	—	—	—
Gain interest rate options		1	2	1
Loss interest rate options	—	—	—	(4)
Gain cross currency interest rate swaps(1)	1,200	1,373	1,153	1,528
Loss cross currency interest rate swaps(1)	(478)	(385)	(853)	(697)
Gain foreign currency forward contracts	13	13	34	34
Loss foreign currency forward contracts	(96)	(96)	(167)	(167)

(1)	These items are included in long-term interest-bearing liabilities in the balance sheet.

22.	Non-interest-bearing Liabilities

	2001	2002

	(NOK in millions)
Accounts payable	2,762	3,072
Government taxes, tax deductions etc	2,002	2,199
Dividends payable	621	799
Current taxes	3,421	2,717
Accrued expenses	4,731	5,315
Prepaid revenues	1,701	2,647
Provision for workforce reductions etc.(1)	590	977
Other current liabilities	794	399

Total current non-interest-bearing liabilities	16,622	18,125

Long-term non-interest-bearing liabilities	388	473

Total non-interest-bearing liabilities	17,010	18,598

(1)	The provisions are related to workforce reductions, loss contracts, exit from activities and legal disputes.

23.	Mortgages and Guarantees

	2001	2002

	(NOK in millions)
Mortgages
Inventories, receivables, tangible assets, etc.	5,000	9,892

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

      As of December 31, 2002 NOK 3,278 million of the interest-bearing liabilities of the Group was secured by pledged assets, with a book value of NOK 9,892 million. The mortgages and the liabilities related mainly to DiGi.Com, Kyivstar, GrameenPhone and the satellite leases (Thor II and Thor III).

	2001	2002

	(NOK in millions)
Guarantees	2,719	2,515

      Guarantees provided, where the related liability is included in the balance sheet are not shown in the table. Furthermore, guarantees related to unused drawing rights in Group companies and purchased bank guarantees are not included. Guarantees as of December 31, 2002 are described below.

      In 2000, when Bravida was still a subsidiary, Telenor provided a performance (fulfillment) guarantee in connection with Bravida’s deliveries to the project Södra Länken in Sweden, with an original project limit for Bravida of NOK 515 million. The project is expected to be completed in 2004/2005.

      In 2001, Telenor provided a guarantee to Intelsat of USD 117 million (NOK 815 million as of December 31, 2002) for the fulfillment of the committed investment of NOK 1.052 million in satellite capacity in 2004, included as contractual investments in note 25.

      In 2002, Telenor’s previous contractual commitment to contribute capital to the associated company Connect Austria was replaced with a guarantee for up to approximately EUR 68 million (NOK 493 million as of December 31, 2002). The guarantee is in favour of the lenders of interest-bearing financing to Connect Austria, and payment may be required if the financial covenants in these loan agreements are breached.

      Telenor has provided a guarantee of USD 25 million (NOK 174 million) for a termination fee of the Cross Border Tax Benefit Lease-agreement for GSM mobile networks, see note 15. The leasing period ends in 2015.

      Telenor has provided a guarantee for a termination fee of the satellite leases (Thor II and Thor III) of NOK 171 million. The leasing periods end in 2008 and 2010.

      As of December 31, 2002, Telenor had provided a guarantee of USD 10 million (NOK 70 million) for the liabilities in the associated company StavTeleSot. StavTeleSot was sold in the beginning of 2003, and Telenor was relieved from the guarantee.

      Telenor has provided a guarantee up to NOK 165 million for potentially future capital contribution to Telenor pension fund.

      In addition Telenor has provided performance and payment guarantees for subsidiaries of an aggregate amount of approximately NOK 110 million.

24.	Commitments and Contingencies

      Telenor is involved in a number of legal proceedings, including among others those described below, concerning matters arising in connection with the conduct of Telenor’s business. Provisions have been made to cover unfavorable rulings or deviations in tax assessments, pending the outcome of appeals by Telenor against these decisions, as described below. Furthermore, provisions have been made to cover the expected outcome of the other proceedings to the extent that negative outcomes are likely, and reliable estimates can be made. However, most of the proceedings against Telenor are of such a nature that provisions cannot be estimated. While acknowledging the uncertainties of litigation Telenor believes that, based on the information available to date, these matters will be resolved without any material negative effect on Telenor’s financial position.

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

      In January 2003, Telenor initiated proceedings against the Norwegian tax authorities before the Oslo District Court relating to the non-recognition of a tax loss deriving from an intra-group sale of shares in Sonofon Holding A/ S. The disputed amount is approximately NOK 8.6 billion, which results in a tax charge of NOK 2.4 billion. The Oslo District Court has not yet set a date for the court proceedings.

      In April 2001, the company S&A Telecom Cyprus Ltd., on behalf of WR Com Enterprises Ltd., initiated legal proceedings against Telenor before the civil court of Athens, Greece, claiming approximately NOK 444 million plus interest related to disputes under several agreements entered into in connection with ownership interests in Cosmote. In January 2003, the court ruled that Telenor is obliged to pay WR Com Enterprises Ltd. approximately NOK 444 million plus interest. Telenor will appeal the ruling. WR Com Enterprises Ltd. had also commenced arbitration proceedings in Oslo based on similar grounds in the same complex of cases, but withdrew the arbitration case in October 2002.

      In July 2002, TDC Tele Danmark AS, Telia Mobile AB, Sonera AB and Iceland Telecom Ltd. initiated in legal proceedings against Telenor before a court of arbitration. The claimants are asking for compensation of 36.65% of the market value (to be determined in a separate arbitration to take place later based on the assumption of joint ownership of the earth stations) of the “INMARSAT earth stations at Eik and associated activities” as per December 31, 2002. The arbitration panel has been established, and the hearing is scheduled for October and November 2003.

      In August 2001, the Norwegian State Railways (Norges Statsbaner, NSB) initiated legal proceedings against Telenor before the Oslo District Court claiming that an agreement previously entered into between the parties concerning the allocation of costs related to contamination of a site used for the treatment of telephone poles with creosote is not binding for NSB. NSB’s claim is for NOK 122 million plus interest. The hearing was held in March 2003.

      In 1997, Teletopia AS initiated legal proceedings against Telenor before the Oslo District Court claiming, among other things, that the termination of agreements entered into with Teletopia in 1995 was invalid and that Telenor should be ordered to pay compensation as determined by the court. In April 2001, the Oslo District Court ruled that Telenor was to pay compensation of NOK 23.5 million to Teletopia. Telenor appealed the decision and Teletopia cross-appealed requesting additional compensation. Teletopia has now estimated its claim to be up to NOK 250 million plus interest. The main hearing before the Court of Appeal is scheduled to be held during ten weeks starting September 2003.

      Tele2 has initiated several proceedings against Telenor relating to Telenor’s allegedly delayed implementation of carrier preselection, a requirement which the Norwegian Post and Telecommunications Authority (Post-og teletilsynet, PT) introduced in 1999. The most substantial proceedings still pending is the proceeding filed at Oslo District Court in May 2002, in connection with which Tele2 claims NOK 102 million plus interest in damages. As a result of an arbitration based on similar grounds on 11 April 2002, Song Networks was awarded compensation of NOK 15 million of a claim of NOK 52 million.

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

25.	Contractual Obligations

      The Group has entered into agreements with fixed payments in the following areas as of December 31, 2002:

						After
	2003	2004	2005	2006	2007	2007

	(NOK in millions)
Rent of premises	746	546	425	372	332	931
Rent of cars, office equipment, etc.	107	56	29	11	4	9
Rent of satellite capacity, etc.	945	173	605	53	32	37
IT-related agreements	420	231	101	15	1	—
Other contractual obligations	679	186	160	9	—	—
Committed investments
Associated companies	4	19	—	—	—	—
Properties and equipment	348	2	2	2	2	—
Other contractual investments	269	1,056	—	—	—	—

Total contractual obligation	3,518	2,269	1,322	462	374	977

      The table does not include agreements under which Telenor has no binding obligation to purchase, or future investments due to the UMTS license in Norway. Rent of satellite and networks capacity includes payments for a MVNO-agreement (Mobile Virtual Network Operator) with NOK 358 million and NOK 517 million for 2003 and 2005, respectively.

      Other contractual investments for 2004 include NOK 1,052 million for investment in satellite capacity. This investment has been postponed to 2004 as a result of delayed launch.

26.	Related Parties

      Telenor ASA is 77.7% owned by the Norwegian state (including treasury shares).

      The Norwegian telecommunications market is governed by the Telecommunications Act and other regulations issued pursuant to this Act, as well as by concessions (licenses) for certain activities. According to the concession on fixed network and the public telephony service, Telenor must provide and maintain Universal Service Obligations (USO) — PSTN telephony to all households and companies, public pay phones, services for the disabled, emergency services — and Special Service Obligations (SSO) — the defense of Norway, coastal radio, services concerning Svalbard, wire services for ships, provisions of emergency lines for the police, fire department and ambulances — at a certain level. Telenor receives no compensation from the state for the provision of USO services, whereas compensation is given to Telenor for the provision of SSO. In 2002, 2001 and 2000 Telenor received NOK 82 million, NOK 80 million and NOK 78 million, respectively, under this agreement. Telenor paid NOK 200 million to the Norwegian state for a UMTS license in 2000.

      In addition, Telenor provides mobile and fixed telephony services, leased lines, customer equipment, Internet connections, TV distributions and installation and IT operations/services to the state in the normal course of business and at arm’s-length prices. In 2000 Telenor sold its headquarters for NOK 550 million to Entra Eiendom AS, a Norwegian government-owned entity, and Selmer ASA. Telenor leased back the administrative premises pending the completion of our new headquarters at Fornebu.

      Telenor pays an annual fee to the Norwegian Post and Telecommunications Authority (“PT”) for delivering telephony and mobile services. The fee was NOK 81 million in 2002, NOK 81 million in 2001 and NOK 61 million in 2000, respectively.

      Canal Digital is a wholly-owned subsidiary of Telenor, performing satellite Broadcasting. The company was owned 50% by Telenor up to June 30, 2002, when Telenor completed the acquisition of the remaining

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

50% of the company and started consolidating the company. Canal Digital has agreements to sell products and services to other Telenor companies, mainly satellite broadcasting and cards for TV-decoders. The total amount invoiced for these products and services was NOK 223 million in 2002 (half year), NOK 475 million in 2001 and NOK 282 million in 2000, respectively. The transactions were based on arm’s-length agreements.

      Associated companies abroad hire personnel from Telenor. A total of NOK 21 million, NOK 29 million and NOK 24 million was invoiced for these services in 2002, 2001 and 2000, respectively.

      Bravida has been an associated company from 1 November 2000, when Bravida was merged with BPA AB. Telenor’s ownership share was 46.4% as of December 31, 2002. According to a shareholders agreement entered into at the time of the merger, Telenor shall decrease its ownership share in event of a listing of Bravida, and Telenor’s ownership share may increase if certain specified assets (referred to as “non-core assets”) of the former BPA show a shortfall in value compared to the value that was estimated in the merger. In 2002, Group companies purchased goods and services for NOK 2,256 million from Bravida, NOK 2,636 million in 2001 and NOK 491 million for two months in 2000, mainly for installation and other services. NOK 85 million, NOK 450 million and NOK 173 million in 2002, 2001 and 2000, respectively, were invoiced from Group companies to Bravida for sale of customer equipment and administrative services. Bravida also has agreements which ensures that Bravida is awarded a certain share of the purchases Telenor Networks will make related to installation and other services until the end of 2005. The transactions are based on arm’s-length prices. Telenor had provided guarantees related to Bravida of NOK 515 million as of December 31, 2002 related to a fulfillment guarantee regarding Södra Länken, which is a project in Sweden. Telenor had outstanding loans of NOK 442 million to Bravida as of December 31, 2002, of which approximately NOK 430 million was long-term. As of December 31, 2002, Telenor had outstanding liabilities to Bravida of NOK 20 million. In February 2003, Telenor provided a short-term convertible loan of NOK 150 million to Bravida. In February 2003, Telenor provided a financial guarantee to Svensk Eksportkreditt of SEK 331 million plus interest related to the Bravida engagement, in connection with which external parties have provided collateral security in the form of mortgages of shares.

      The associated company TeleVenture Management AS performs management services for Telenor Venture and Telenor Venture II. TeleVenture Management AS invoiced NOK 20 million in 2002, NOK 17 million in 2001 and NOK 32 million in 2000.

      Zebsign, established in 2001 with 50% ownership by Telenor, delivers services for electronic identification and signature. In 2002 Zebsign had revenues for sale to other Telenor companies of NOK 41 million and NOK 43 million in 2001. As of December 31, 2002, Telenor had a purchase commitment of NOK 45 million.

27.	Additional Information About Cash Flow

      With the exception of certain companies, the Group has established tax deduction guarantees for payment of the employees’ tax deductions. The Group has established Group bank accounts with two banks. Under these agreements, Telenor ASA is the Group account holder, whereas the other companies in the Group are sub-account holders or participants. The banks can set off balances in their favor against deposits, so that the net position represents the net balance between the bank and the Group account holder.

Restricted bank accounts

	2000	2001	2002

	(NOK in millions)
For employees’ tax deduction	24	114	88
Other	52	179	45

Total	76	293	133

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

Material non-monetary transactions

	2000	2001	2002

	(NOK in millions)
Investments in businesses	—	678	105
Financial leases	—	—	346
Purchase of software licenses	1,006	—	—

Total	1,006	678	451

28. Management Compensation etc.

      Jon Fredrik Baksaas was appointed as President and Chief Executive Officer and Tormod Hermansen withdrew as President and Chief Executive Officer on June 21, 2002. Some other changes in the Group management have also been implemented during the year. The new Group management from December 6, 2002 consists of Jon Fredrik Baksaas, Arve Johansen, Torstein Moland, Berit Svendsen, Jan Edvard Thygesen, Stig Eide Sivertsen and Morten Karlsen Sørby (new).

      Aggregate remuneration for the board of directors and the corporate assembly for 2002 was NOK 1,475,000 and NOK 407,000, respectively. The members of the board of directors do not have any agreements which entitles them to extraordinary remuneration in the event of termination or change of office, or agreements for bonus, profit sharing, options or similar.

      The annual salary for the President and Chief Executive Officer Jon Fredrik Baksaas was NOK 3,200,000 in 2002. Telenor paid pension premiums of NOK 734,223 (from June 21, 2002), and other compensation of NOK 51,479. Jon Fredrik Baksaas has no annual bonus agreement, but was granted 100,000 share options on February 21, 2002, 150,000 share options on June 22, 2002, and 250,000 share options on February 21, 2003. The pension plan gives the right to retire at the age of 60 with a supplementary pension, making the pension 66% of NOK 3,000,000, adjusted annually with the Consumer Price Index. Jon Fredrik Baksaas has the right to receive salary for 24 months if Telenor terminates the employment, under the condition that he does not take other employment (in such case, the payment is reduced by 75% of the salary of the new employment). The termination payment does not qualify for holiday allowance. The agreed period of notice is six months.

      The annual salary for Tormod Hermansen was NOK 3,153,000 in 2002. Telenor paid pension premiums of NOK 726,984 and other compensation of NOK 52,136 (until June 21, 2002). Furthermore, an end payment equivalent to 6 months salary (NOK 1,576,000) was paid, and this amount also qualifies for holiday allowance. The end payment was set based on an agreement at the time of withdrawal between the Board of Directors and Tormod Hermansen, and covers annual bonus for 2001, plus compensation for not participating in bonus programs for 2002. Tormod Hermansen also has an agreement requiring him to be available for Telenor ASA one year after withdrawal from the CEO position, agreed upon prior to the date of withdrawal. During this year, the salary and other work conditions are upheld. During this period, Tormod Hermansen is not allowed to take other employment. Furthermore, he cannot take on tasks (or duties) for Telenor competitors. Tormod Hermansen had earned full pension rights at the date of withdrawal (66% of salary at the time of withdrawal), and a “top-up” of NOK 536,010 was paid in addition to the pension payments for the period in 2002 after withdrawal, according to the above-mentioned agreement of upholding of full salary conditions.

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

      The table below shows information attached to each member of the Group Management, except for Jon Fredrik Baksaas, which is mentioned above.

	Agreed				Share	Share
	period of	Severance			Options	Options
Name/title	notice	Pay	Pension benefits(5)	Annual Bonus 2002(1)	2002(3)	2003(3)

Senior Executive Vice President Arve Johansen(2)	6 months	6 months	66% of salary at the date of retirement with the right to retire at the age of 60.	The bonus frame is 61% of fixed salary. In addition, overperformance may result in bonus payments exceeding the bonus frame by maximum 50%.	100,000	100,000
Senior Executive Vice President and CFO, Torstein Moland(2)	6 months	6 months	66% of salary at the date of retirement with the right to retire at the age of 60.	The bonus frame is 33.3% of fixed salary. In addition, overperformance may result in bonus payments exceeding the bonus frame by maximum 50%.	100,000	100,000
Executive Vice President and CTO, Berit Svendsen	6 months	—	66% of salary at the date of retirement with the right to retire at the age of 62.	The bonus frame is 16.7% of fixed salary. In addition, overperformance may result in bonus payments exceeding the bonus frame by maximum 62.5%.	100,000	75,000
Executive Vice President Stig Eide Sivertsen	6 months	—	66% of salary at the date of retirement with the right to retire at the age of 62.	The bonus frame is 72.5% of fixed salary. In addition, overperformance may result in bonus payments exceeding the bonus frame by maximum 50%.	75,000	75,000
Executive Vice President Morten Karlsen Sørby (from 6 December 2002)	6 months	6 months	66% of Pension-qualifying income at the date of retirement with the right to retire at the age of 62.(4)	The bonus frame is 33.3% of annual salary	70,000	75,000
Executive Vice President Jan Edvard Thygesen	6 months	6 months	66% of salary at the date of retirement with the right to retire at the age of 62.	The bonus frame is 72.5% of fixed salary. In addition, overperformance may result in bonus payments exceeding the bonus frame by maximum 50%.	75,000	75,000

(1)	If the budget is reached (for any given bonus criteria), 50% of the bonus frame is paid. Bonus targets are stretched and overperformance can result based on financial targets or adjustments (up or down) based on non- financial targets. In the table, both these effects are referred to as overperformance, showing maximum bonus attainable. Overperformance may only result from exceptional performance. Arve Johansen, Stig Eide Sivertsen and Jan Edvard Thygesen had their salary reduced in 2002 in exchange for an increase of the yearly bonus frame.

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

In 2003, the possibilities to obtain bonus based on overperformance based on financial targets will be withdrawn.

(2)	Arve Johansen and Torstein Moland, both have agreements which entitle them to a possible transfer to other tasks within the organization with the right to compensation of half their salary. These agreements relate to a specified time period up to the age of retirement. The future pension benefits are based on the salary at the time of transfer to other work.

(3)	The table shows the share options granted in 2002 and 2003 respectively. The share option programs for 2002 and 2003 are described in note 29.

(4)	The Pension-qualifying income will be equal to the salary of December 31, 2002, with an annual regulation according to the consumer price index.

(5)	Pension-qualifying income will be adjusted in 2003 for the Group Management. Morten Karlsen Sørby has already the pension term that will be effective for the rest of the Group Management as of January 1, 2003.

      Total loans to employees were NOK 50 million as of December 31, 2002. The loans were mainly provided to finance cars purchased by the employees as an alternative to company cars and loans were provided in connection with the purchase of shares in the employee stock ownership program in December 2002 (NOK 15 million). The loans for purchase of shares were limited to NOK 5,979 per employee after discount. Loans for purchase of shares are non-interest-bearing and have terms of one year. As of December 31, 2002, the three employee representatives on the board of directors each have such loans of NOK 5,979, respectively.

      The number of shares owned by the members of the board of directors, the corporate assembly and the Group management as of December 31, 2002 is shown below. Shares owned by the board of directors and the Group management includes closely related parties.

Number of shares
as of
The Board of Directors	12.31.2002

Thorleif Enger (chairman from March 2003)	2,000
Ashild Marianne Bendiktsen	682
Harald Stavn	3,268
Per Gunnar Salomonsen	1,436
Irma Tystad	754

Number of shares
as of
The Corporate Assembly	12.31.2002

Ragnar Klevaas	682
Eystein Gjelsvik	275
Stein Erik Olsen	754
Berit Kopren	275
Jan Riddervold	1,579
Arne Jensen	407

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

Number of shares
as of
The Group Management	12.31.2002

Jon Fredrik Baksaas	20,276
Torstein Moland	11,640
Arve Johansen	24,556
Berit Svendsen	4,297
Jan Edvard Thygesen	30,702
Stig Eide Sivertsen	28,189
Morten Karlsen Sørby	3,218

Fees to auditors

      The table below summarizes suggested audit fees for 2002 and fees for audit related services, tax services and other services invoiced to Telenor during 2002. Fees include both Norwegian and foreign subsidiaries.

		Audit related	Fees for tax
	Audit fees	fees	services	Other fees

	(in NOK millions excluding VAT)
Telenor ASA Group Auditor	2.5	5.4	1.5	0.9
Other Group Companies
Group Auditor	16.1	6.7	3.0	0.7
Other Auditors	8.1	2.4	1.8	7.1

29. Share Option Plans

      In the Telenor Group there are three share options programs: One for shares in Telenor ASA, one for the listed subsidiary company EDB Business Partner ASA and one for the listed subsidiary Utfors AB.

Option program for shares in Telenor ASA

      In 2002, 85 managers and key personnel were granted options, and 110 managers and key personnel were granted options in 2003.

      For options granted in 2002: One third of the options are vested each of the three years subsequent to the date of grant. The latest possible exercise date is seven years subsequent to the date of grant. The exercise price corresponds to the average closing price at Oslo Stock Exchange five trading days prior to the date of grant, increasing with an interest per commenced month corresponding to 1/12 of 12 months NIBOR (Norwegian Interbank interest rate). The options may only be exercised four times a year, during a ten-day period after the publication of the company’s quarterly results. Latest possible exercise price is NOK 50.96 for options granted on February 21, 2002 and NOK 42.12 for options granted June 21, 2002.

      For options granted in 2003: One third of the options are vested each of the three years subsequent to the date of grant and are exercisable if the stock price at the time of exercise is higher than the average closing price at Oslo Stock Exchange five trading days prior to the date of grant, adjusted with 5.38% per year. The latest possible exercise date is seven years subsequent to the date of grant. The exercise price corresponds to the average closing price at Oslo Stock Exchange five trading days prior to the date of grant (NOK 26.44). The options may only be exercised four times a year, during a ten-day period after the publication of the company’s quarterly results.

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

				Options
		Weighted average		exercisable
		exercise price at		as of
	Share	the end of option	Remaining	December 31,
	options	life(1)	option life	2002

Options granted in 2002 (February 21)	2,520,000	50.96	6 years	(2)
Options granted in 2002 (June 21)	150,000	42.12	6 years	(3)
Options exercised in 2002	—	—
Options forfeited in 2002	55,000	50.96
Balance as of December 31, 2002	2,615,000	50.45
Options granted February 21, 2003	2,850,000	26.44	7 years	(4)

(1)	Exercise prices for the share option programs of 2002 are calculated at the latest possible date of exercise, and based on 12 month NIBOR implied forward rates calculated of the spot curve (February 20, and June 20, each year, respectively). For the share option program of 2003, the exercise price is fixed throughout the options’ term, and is NOK 26.44.

(2)	First possible exercise was February 2003 for 1/3 of the options.

(3)	First possible exercise is July 2003 for 1/3 of the options.

(4)	First possible exercise is February 2004 for 1/3 of the options.

      At the exercise of the options, Telenor maintains the right to redeem options by paying an amount in cash corresponding to the difference between the exercise price and closing price on the day the notification reached the company. The options may be exercised earlier than the end of the options term, as long as they are exercisable.

Option program for shares in EDB Business Partner ASA

      The subsidiary EDB Business Partner ASA has stock compensation plans for its employees. The exercise price is based on the share price when the option was granted and is increased by 1% for each subsequent month until the date of exercise. Most of the options that are not exercised according to the plan can be carried forward to the next year. Options granted had one to four year terms, where one-third of vested options become exercisable each year. Options vest over a one to three year period of continued employment. Vested but unexercised options can be carried forward to May 2004 or expire.

      The share option plan has the approval of the shareholders of EDB Business Partner to grant options for the year ended December 31, 2002. The continuation of the plan for 2003 and 2004 requires, and is subject to, additional shareholders approval. Norwegian law requires shareholder approval of share issues, and the board of directors cannot obtain power of attorney to execute such plan due to the longevity of the exercise period. For the purpose of the financial statements these grants should be considered effective.

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

		Weighted average
	Options	exercise price

	(in NOK)
Balance at December 31, 1999	9,360,560	54.46
Options granted in 2000	6,277,134	179.07
Options exercised in 2000	2,722,448	30.79
Options forfeited in 2000	590,768	53.45
Balance at December 31, 2000	12,324,478	121.63
Options granted in 2001	699,070	106.33
Options exercised in 2001	1,400,594	62.90
Options forfeited in 2001	1,667,104	134.00
Balance at December 31, 2001	9,955,850	126.72
Options granted in 2002	269,445	67.01
Options exercised in 2002	—	—
Options forfeited in 2002	528,620	129.59
Balance at December 31, 2002	9,696,675	124.9

      The table below details EDB Business Partner’s options outstanding by related option exercise price as of December 31, 2002 and is based on the final exercise dates. Some options may be exercised prior to the termination of the plan.

Weighted Average		Weighted Average	Options Exercisable
Exercise Price	Options	Remaining Life	as of
(in NOK)	Outstanding	(in years)	December 31, 2002

62	3,876,203	1.3	—
183	4,561,286	1.3	—
137	389,271	1.3	—
106	627,670	1.3	—
67	242,245	1.3	—

124.9	9,696,675		—

Option program for shares in Utfors AB

      Utfors AB had a share option program. The program was closed for new grants in 2003. The following options were outstanding as of December 31, 2002.

Weighted Average		Weighted Average	Options Exercisable
Exercise Price	Options	Remaining Life	as of
(in SEK)	Outstanding	(in months)	December 31, 2002

138	216,666	0.5	216,666
300	60,000	6	60,000
25	1,120,000	2.5	1,120,000
173	216,667	12.5	216,667
82	200,000	12.5	200,000
31	840,000	14.5	840,000
89	200,000	24	200,000
217	216,667	24.5	216,667
38	840,000	26.5	840,000
106	200,000	36.5	200,000

67	4,110,000		4,110,000

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

30. Number of Shares, Shareholders Etc.

      Telenor ASA had as of December 31, 2002 a share capital of NOK 10,820,557,032, divided into 1,803,426,172 ordinary shares with a nominal value of NOK 6 each. All shares have equal voting rights and the right to receive dividends. As of December 31, 2002, the company had remaining 28,103,172 treasury shares of the total of 30,000,000, which were issued to Telenor as treasury shares to be used to grant additional bonus shares to retail investors in Norway pursuant to the global offering in December 2000. On December 4, 2001, 1,896,828 treasury shares were transferred as additional bonus shares to retail investors. The general meeting held in 2001 granted an authority to the Board of Directors that the remaining shares could be used for other purposes.

      At the general meeting held on May 8, 2002, it was resolved to grant a authority to the board of directors to increase the share capital with an amount up to NOK 1,064,776,488 through issuance of up to 177,462,748 ordinary shares of NOK 6 nominal value each. Such authority lasts until July 1, 2003. The Board of Directors may waive the pre-emptive rights of shareholders to such shares. The authority includes the issuance of shares against consideration other than cash and the issuance of shares in a merger. The purpose of the authority is to place the company in a better position for future growth. Such an increase in share capital may also be used in share option plans for managers and key personnel and stock ownership programs for employees. An employee stock ownership program took place in 2001 and 2002, under which 695,520 shares at a nominal value of NOK 6 each were subscribed for in December 2002. Telenor ASA established a share option plan on February 21, 2002, see note 29.

      At the general meeting in May 2002, approval was given for the Board of Directors to acquire up to 90,136,532 own shares with a nominal value totaling NOK 540,819,192. The amount paid per share shall be a minimum of NOK 6 and a maximum of NOK 200. Such authority lasts until July 1, 2003.

      The following shareholders had 1% or more of the total number of 1,775,323,000 outstanding shares (excluding the 28,103,172 million treasury shares) as of December 31, 2002.

	Number
Name of shareholders	of shares	%

Ministry of Trade and Industry	1,400,000,000	78.86
National Insurance Scheme Fund	44,524,000	2.51
State Street Bank (nominee)	21,512,077	1.21

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

31. United States Generally Accepted Accounting Principles

      The Group’s consolidated financial statements have been prepared under Norwegian GAAP, which differs in certain respects from U.S. GAAP. The principal differences between the Group’s accounting principles under Norwegian GAAP and U.S. GAAP are set out below:

Reconciliation of net income (loss) from Norwegian GAAP to U.S. GAAP

	Note	2000	2001	2002

	(NOK in millions,
	except per share amounts)
Net income (loss) in accordance with Norwegian GAAP		1,076	7,079	(4,298)
Adjustments for U.S. GAAP:
Depreciation of capitalized interest associated companies	1	(4)	(38)	(3)
Pensions	2	(25)	(25)	(24)
Amortization of license costs and related goodwill	3	(3)	(27)	(2)
Temporary investments in entities	4	(38)	43	12
Gains on subsidiaries equity transactions and disposal of shares in subsidiary	5	393	—	—
Stock compensation	7	(194)	52	—
Sale and lease back of properties	8	(153)	36	49
Derivative financial instruments	9	—	171	47
Goodwill amortization	10	—	39	1,631
Goodwill impairment	10	—	—	(390)
Measurement date	11	—	—	12
Sale of software	12	—	—	(345)
Tax effect of U.S. GAAP adjustments	13	(48)	(56)	(68)
Minority interests	7	78	(270)	(279)

Net income (loss) in accordance with U.S. GAAP		1,082	7,004	(3,658)

Net income (loss) from continuing operations (excluding Telenor Media)		854	1.889	—
Net income (loss) per share
— From continuing operations (excluding Telenor Media)		0.599	1.066	—
— Cumulative effect on prior years of change in accounting principle		—	0.033	—
— In accordance with U.S. GAAP (basic)		0.759	3.952	(2.061)
— In accordance with U.S. GAAP (diluted)		0.759	3.948	(2.061)
Revenues in accordance with U.S. GAAP		36,481	40,581	47,879

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

Reconciliation of shareholder’s equity from Norwegian GAAP to U.S. GAAP

	Note	2001	2002

	(NOK in millions)
Shareholder’s equity in accordance with Norwegian GAAP		42,144	33,685
Adjustments for U.S. GAAP:
Dividends	14	621	799
Capitalized interest associated companies	1	28	25
Pensions	2	140	116
Amortization of license costs and related goodwill	3	22	20
Temporary investments in entities	4	(110)	(98)
Gains on subsidiaries’ equity transactions and disposal of shares in subsidiary	5	700	700
Marketable equity securities net of tax	6	27	(17)
Stock compensation	7	(172)	(172)
Sale and lease back of properties	8	(117)	(68)
Derivative financial instruments	9	(30)	(114)
Goodwill amortization	10	39	1,670
Goodwill impairment	10	—	(390)
Measurement date	11	—	683
Sale of software	12	—	(345)
Minimum pension liability	2	—	(34)
Tax effect of U.S. GAAP adjustments	13	(188)	(223)
Minority interests	5	(160)	(438)

Shareholder’s equity in accordance with U.S. GAAP		42,944	35,799

Total assets in accordance with U.S. GAAP		90,129	97.511
Long-term interest-bearing liabilities in accordance with U.S. GAAP		24,758	33.957

The following table reflects the components of comprehensive income under U.S. GAAP

      SFAS No. 130 “Reporting Comprehensive Income” established standards for the reporting and display of comprehensive income and its components. Comprehensive income includes net income and all changes in equity during a period that arise from non-owner sources, such as foreign currency items and realized gains and losses on securities available for sale. The additional disclosures required under U.S. GAAP are as follows:

	2000			2001			2002

	Pretax	Tax	Net	Pretax	Tax	Net	Pretax	Tax	Net

	(NOK in millions)
Unrealized gain (loss) on securities	(292)	82	(210)	138	(39)	99	(58)	16	(42)
Net investment hedge	—	—	—	14	35	49	1,139	(269)	870
Minimum pension liability adjustment	—	—	—	—	—	—	(34)	10	(24)

Foreign currency translation	(349)	—	(349)	(86)	84	(2)	(3,722)	34	(3,688)

Other comprehensive income	(641)	82	(559)	66	80	146	(2,675)	(209)	(2,884)

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

	2000	2001	2002

	(NOK in millions)
Reconciliation
Net income (loss) in accordance with U.S. GAAP	1,082	7,004	(3,658)
Other comprehensive income	(559)	146	(2,884)

Total comprehensive income (loss)	523	7,150	(6,542)

Components of equity in accordance with U.S. GAAP:

	December 31, 2000	December 31, 2001	December 31, 2002

	(NOK in millions)
Share capital	10,813	10,816	10,820
Other paid capital	18,613	18,619	18,634
Other equity	7,477	13,796	9,423
Treasury shares	(180)	(169)	(169)
Accumulated other comprehensive income
— unrealized gain (loss) on security	(114)	37	(24)
— net investment hedge	(53)	164	1,432
— foreign currency adjustments	(223)	(309)	(4,029)
— minimum pension liability adjustments	—	—	(34)
— deferred taxes	(29)	(10)	(254)

Total	36,304	42,944	35,799

(1)   Capitalized interest

      Under Norwegian GAAP the Group has expensed interest incurred in connection with the financing of associated companies.

      Under U.S. GAAP interest incurred on equity funds, loans and advances to associated companies, under a period which the associated company is undergoing activities necessary to start its planned principal operations and such activities include the use of funds to acquire qualifying assets for its operations, shall be capitalized.

(2)	Pensions

      In 1995 the Group began to account for pensions according to the accounting standard which is substantially consistent with U.S. GAAP. The change in accounting principle was offset directly against shareholder’s equity.

      Under U.S. GAAP the effect of adopting SFAS 87 would be amortized over the remaining average service period.

      In accordance with U.S. GAAP a provision is recorded directly against shareholders equity where the accumulated benefit obligation (ABO) exceeds plan assets. This is not in accordance with Norwegian GAAP.

(3)	Amortization of license costs and related goodwill

      Up to the end of 1997 the Group amortized license costs and goodwill related to acquired licenses over a period not exceeding 10 years. With effect from 1998 the amortization period has been changed to the term of the license. In accordance with Norwegian GAAP this change has been accounted for as a change of estimate, with no retroactive restatement of prior periods.

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

      Under the U.S. GAAP reconciliation, this revision in the amortization period was accounted for retroactively.

(4)	Temporary investment in entities

      Investments in entities in which the Group has an ownership that is considered to be temporary in nature are recorded at cost or written down to fair value. The Group invests periodically in companies for the purpose of making profits.

      Under U.S. GAAP, all temporary investments with an ownership greater or equal to 20% are accounted for under the equity method or consolidated. The effect on the financial statements of temporary investments consolidated under U.S. GAAP are immaterial.

      Total assets accounted for under the equity method for U.S. GAAP was NOK 14,389 million for the year ended December 31, 2001 and NOK 9,627 million for the year ended December 31, 2002.

      Total assets accounted for under the cost method for U.S. GAAP was NOK 95 million for the year ended December 31, 2001 and NOK 64 million for the year ended December 31, 2002.

(5)	Gain from subsidiaries equity transactions, disposal of shares in a subsidiary and minority interest

      Under Norwegian GAAP, no gains from subsidiary’s equity transactions and disposal of shares in a subsidiary are recognized.

      Under U.S. GAAP, the Group records gains from subsidiary equity transactions (SAB 51 transactions) and disposal of shares in a subsidiary through income.

      Under Norwegian GAAP, the minority interest is measured at fair value of the consideration paid from the minority. The difference between the recorded equity in the subsidiary and value of the consideration paid by the minority will be amortized or written down through allocating results to minority.

      This allocation is not consistent with U.S. GAAP.

      The following information relates to the issuance of subsidiary shares in 2000, 2001 and 2002 under U.S. GAAP:

      Telenor reduced its ownership stake in EDB Business Partner ASA when EDB Business Partner ASA issued shares to minority shareholders for cash in two transactions in February and May 2000, reducing Telenor’s ownership by 7.3%. In particular, EDB Business Partner ASA issued 6.9 million shares in February 2000 at a price per share of NOK 137. Telenor did not participate in this issue, and Telenor’s ownership was reduced from 59.6% to 54.2%. EDB Business Partner ASA issued another 10 million shares in May 2000 at a price per share of NOK 100. Also during May 2000, 2.7 million share option subscriptions by employees took place at an average price per share NOK 37.73. Telenor’s ownership was thereby reduced from 54.2% to 52.6%. Total consideration received from minority shareholders was NOK 1,449 million and recognized gain under U.S. GAAP was NOK 393 million. In May 2001, 1.4 million shares were issued by the employees share option subscriptions at an average price of NOK 48.26 per share. Taxes have been accrued in the tax effect line item of U.S. GAAP adjustments.

(6)	Marketable equity securities

      For investments in marketable equity securities classified as current assets that are managed as a portfolio, adjustment in the book value are only made if the aggregate holdings have a lower estimated fair value than the original cost. Other marketable shares are valued at the lower of cost or fair market value.

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

Investment in marketable equity securities classified as long-term are valued at historical cost or possibly fair value if the decline in value is not temporary.

      Under U.S. GAAP, marketable equity securities are valued at their fair value for each security. For marketable equity securities classified as available for sale, unrealized gains and losses after tax are recorded directly to shareholder’s equity. All listed shares are classified as available for sale in accordance with SFAS 115.

      As of December 31, 2001 and 2002, available for sale securities at cost amounted to NOK 384 million and NOK 280 million, respectively, with unrealized holding gain of NOK 38 million for December 31, 2001 and NOK 21 million for December 31, 2002, respectively. For the years ended December 31, 2001 and 2002, proceeds from the sale of available for sale securities was NOK 94 million and NOK 19 million, respectively. The gross realized loss from such sales was NOK 238 million in for the year ended December 31, 2001 and NOK 5 million for the year ended December 31, 2002, respectively.

(7)	Stock compensation

      In 2002, Telenor introduced a share option program granting options to 85 managers and key personnel to subscribe up to 2,670,000 of Telenor’s shares

      The subsidiary EDB Business Partner ASA also has a stock compensation plans for its employees.

      In accordance with Norwegian GAAP, the Group did not recognize expense for stock options with no intrinsic value that were granted to employees.

      In accordance with U.S. GAAP, the measurement date for determining compensation costs for stock options is the first date at which the number of shares the employee is entitled to receive and the exercise price of the options are known.

      When Telenor ASA granted the stock options the number of shares was known at the grant date, however, the exercise price to be paid was not known because it was not known when the employee would exercise the option. Accordingly, variable plan accounting for these options would apply under U.S. GAAP and the intrinsic value of the options at the end of each reporting period, based on the presumed exercise price and the quoted market price of Telenor’s stock, would be calculated and recorded as compensation expense over the vesting period.

      When EDB Business Partner ASA granted stock options, the number of shares was known at the grant date, however, the exercise price to be paid was not known because it was not known when the employee would exercise the option. Accordingly, variable plan accounting for these options would apply under U.S. GAAP and the intrinsic value of the options at the end of each reporting period, based on the presumed exercise price and the quoted market price of EDB Business Partner’s stock, would be calculated and recorded as compensation expense over the vesting period.

      Options for EDB Business Partner ASA are vested over a one to three year period of continued employment. Vested but unexercised options can be carried forward to May 2004 or expire. Of the total options outstanding at year-end, options for 1.7 million shares have been accounted for as fixed plan awards. In fixed plan awards, the measurement date occurs on the grant date when both the number of shares of stock that may be acquired and the price to be paid by the employee are known. The options for the remaining 8.0 million shares of stock are considered variable plan grants because terms do not define the ultimate exercise price of the options.

      Telenor and EDB Business Partner have elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) and related interpretations in accounting for its employee stock options. However, pro forma information regarding net income and earnings per share is

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

required by FASB Statement No. 148, “Accounting for Stock-Based Compensation” (SFAS 123), and has been determined as if Telenor and EDB Business Partner had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions. The assumptions for 2002 were risk-free interest rates of 5.85%; dividend yield of 2% for Telenor and of zero for EDB Business Partner; volatility factor of the expected market price of 32% for Telenor’s common shares and 30% for EDB Business Partner’s common shares; and a weighted-average expected life of the options of 6.3 years for Telenor and 1.3 years for EDB Business Partner. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. Had compensation cost for these plans been determined consistent with SFAS 123, the Group’s net income (loss) according to U.S GAAP would have been the following:

	2000	2001	2002

	(NOK in millions,
	except per share amounts)
Net income (loss) as reported	1,082	7,004	(3,658)
Deduct stock based employee compensation expense included in reported net income, net of tax effects	194	(52)	—
Add stock based employee compensation expense determined under fair value based method for all awards, net of tax	(133)	(94)	(34)

Pro forma net income (loss) in accordance with U.S. GAAP	1,143	6,858	(3,692)

Net income (loss) per share in accordance with U.S. GAAP
Basic as reported in accordance with U.S. GAAP	0.759	3.952	(2.061)
Basic pro forma in accordance with U.S. GAAP	0.802	3.870	(2.081)
Diluted as reported in accordance with U.S. GAAP	0.759	3.948	(2.061)
Diluted pro forma in accordance with U.S. GAAP	0.801	3.866	(2.081)
The stock options may have a dilutive effect

      A summary of Telenor’s and EDB Business Partner’s stock option programs and related information for the years ended December 31, are given in note 29.

(8)	Sale and lease back of properties

      Under Norwegian GAAP, the Group recognized gains from sale and lease back of properties when the lease back agreement is an operating lease agreement. Under U.S. GAAP only gain from sale and lease back of properties that exceed the net present value of the lease back agreement can be recognized as gains. The remaining gains must be deferred over the lease periods.

(9)	Derivative financial instruments

      Effective January 1, 2001, U.S. GAAP introduced Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138. This accounting standard requires that all derivative instruments be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships for which hedge accounting is applied.

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

      Interest rate derivatives not held for trading purposes are carried at cost under Norwegian GAAP. Under U.S. GAAP all derivatives are now recorded marked-to-market and recognized on the balance sheet at fair value.

      Under Norwegian GAAP Telenor may combine more than one instrument in hedging of net investments. Under U.S. GAAP there are more stringent requirements of what instruments can be designated as hedging instruments, and foreign exchange gains or losses are to a greater extent reported through earnings under U.S. GAAP than Norwegian GAAP. Telenor’s policy is to use instruments that may be used as hedging under both Norwegian GAAP and U.S. GAAP, as long as this is cost effective.

      The following information relates to derivative financial instruments under SFAS 133:

Derivative (and nonderivative) instruments designated as fair value hedging instruments

      A significant portion of the debt issued by Telenor is fixed rate bonds (88% of outstanding bonds as of December 31, 2002). Fixed rate bonds with long maturities impose a greater interest rate risk — in terms of mark-to-market risk — than management wishes to take on. As such the interest rate exposure on these bonds is often altered through entering into a derivative instrument that allows Telenor to receive a fixed interest and pay a specified floating interest rate. Telenor has designated these derivatives as fair value hedging relationships.

      A common strategy for Telenor is to issue a fixed rate bond in the currency in which funding is to be raised and consequently enter into a “receive fixed/pay floating” interest rate swap. These fair value hedging relationships typically qualify for short cut treatment, as the requirements set out in paragraph 68 of SFAS 133(1) are met.

      A second hedging strategy for Telenor is to hedge a fixed rate bond issued in currency other than Norwegian Kroner with a receive “fixed non base/pay floating” base cross currency interest rate swap. In these cases the hedged risks would be benchmark interest rates and exchange rates(2). The swap would be the hedging instrument and the bond would be the hedged object in the fair value hedging relationship. In certain cases a combination of swaps are designated as the hedging instrument. Short cut treatment would not be applicable using this strategy. Still the hedging effectiveness for these hedging relationships has proven to be close to 100%, which has been in line with management’s expectations given the cash flows of the transactions involved.

Derivative instruments designated as cash flow hedging instruments

      Telenor has not designated any cash flow hedging relationships during the fiscal year 2002.

Derivative (and nonderivative) instruments designated as hedging instruments of a net investment in a foreign operation

      As described in Note 21 to the financial statements, Telenor hedges net investments in foreign currency by issuing debt in the various currencies or through entering into derivative transactions. Material hedging positions have been designated as net investment hedges. In 2002, the instruments involved have been bonds and forward contracts. To the extent these hedging relationships have proven to be effective, translation adjustments on these hedging instruments have been reported in the Cumulative Translation Adjustment section of equity.

(1)	A number of requirements are outlined in this paragraph. Among others; the notional amount of the swap matches the principal amount of the interest-bearing asset or liability, the fair value of the swap at its inception is zero, the formula for computing net settlements under the interest rate swap is the same for each net settlement.

(2)	The benchmark interest rates in this instance would be the swap rates.

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

Derivatives not designated as hedging instruments

      Telenor has a duration-based target for interest rate risk management. Interest rate swaps are used to periodically rebalance the portfolio in order to be in line with the duration target. These derivatives do not qualify as hedging instruments, and are marked-to-market-through earnings.

      Foreign currency swaps are frequently used for liquidity management purposes. No hedging relationships are designated in relation to these derivatives, and any changes in fair value are recognized through earnings.

Quantitative information

Fair value hedging relationships	(NOK in millions)

Net loss recognized in 2002 earnings hedged items:	124
Net gain recognized in 2002 earnings hedging instruments	(129)
Amount of hedge ineffectiveness	(5)

      No components of the derivative instruments’ gain or loss have been excluded from the assessment of hedge effectiveness.

Hedges of foreign currency exposure of a net investment in a foreign operation

      Net amount of gains on hedging instruments included in the cumulative translation adjustment during 2002 was NOK 1,139 million.

      For forward contracts the forward points have been excluded in determining hedge effectiveness. The hedge ineffectiveness charged to profit and loss in this context is immaterial.

Cash flow hedging relationships

      Not applicable.

(10)	Goodwill amortization and impairment of goodwill

      Effective July 1, 2001, Telenor adopted Statement of Financial Accounting Standards No. 141 (SFAS 141), “Business Combinations” and effective 1 January 2002, Telenor adopted the full provision of Statement 141 and Statement No. 142 (SFAS 142), “Goodwill and Other Intangible Assets”. SFAS 141 requires all business combinations initiated after 30 June 2001 to be accounted for under the purchase method. SFAS 141 also sets forth guidelines for applying the purchase method of accounting in the determination of intangible assets, including goodwill acquired in a business combination, and expands financial disclosures concerning business combinations consummated after June 30, 2001.

      Under SFAS No. 142, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. In the first phase Telenor identifies reporting units where goodwill must be tested for impairment by comparing net assets of each reporting unit to the respective fair value. In the second phase (if necessary) the impairment is measured by determine the fair value of goodwill by assigning the unit’s fair value to each assets and liability of the unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. Telenor completed its first phase impairment analysis during the fourth quarter of 2002 and found one reporting unit with a carrying value in excess of the fair value based on the public quoted stock price adjusted to reflect a control premium. Accordingly, the second testing phase was necessary and was performed with assistance of external valuation experts. This resulted in impairment loss of goodwill of NOK 2,252 million recorded under U.S. GAAP.

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

      In accordance with Accounting Principles Board (“APB”) Opinion No. 20, “Accounting Changes,” the effect of this accounting change is reflected prospectively. Supplemental comparative disclosure, according to U.S. GAAP, as if the change had been retroactively applied, is as follows:

	2000	2001

	(NOK in millions,
	except per share
	amounts)
Reported net income	1,082	7,004
Goodwill amortization net of tax and minority interests	1,179	1,840
Adjusted net income	2,261	8,844
Earnings per share
Reported earnings per share	0.759	3.952
Goodwill amortization per share net of tax and minority interests	0.826	1.037
Adjusted earnings per share	1.585	4.989

      Under Norwegian GAAP goodwill is amortized. At year end 2002 goodwill was also considered to be impaired for the reporting entity based on the same valuation as under U.S. GAAP. An impairment loss of NOK 2.1 billion was recorded as the difference between the carrying value and the fair value based on the quoted market share price adjusted to reflect a control premium. The second step of the goodwill impairment test is not consistent with Norwegian GAAP.

(11)	Measurement date

      Under U.S. GAAP the measurement date is the date assets are received and other assets are given, liabilities are assumed or incurred, or equity interests are issued, which is consistent with the date of consolidation

      Under Norwegian GAAP the measurement date is the date the risk for the company’s result of operations is transferred. The acquired company’s results, amortization of net excess values and calculated financing expenses have been recorded directly against the Group’s shareholders’ equity in the period between the date for transfer of risk and the date of consolidation. The date of consolidation is consistent with U.S. GAAP. This has resulted in a charge directly to shareholder’s equity under Norwegian GAAP that is not consistent with U.S. GAAP and a different valuation of tangible and intangible assets under Norwegian GAAP compared to U.S. GAAP and therefore also differences in subsequent depreciation and amortization.

(12)	Sale of software

      Telenor is provider of full service application and IT operating systems services. Under Norwegian GAAP, revenue from sale of software licenses and software upgrades is recognized upon the delivery of the software licenses and software upgrades. Under U.S. GAAP, revenue from sale of software licenses and software upgrades is deferred and recognized as revenue over remaining software maintenance period as the customer does not have access to the software unless Telenor provides software maintenance. In addition, in conjunction with these contracts, the Company may develop additional applications that are not essential to the use of the software. Under Norwegian GAAP, the fees for the development of the additional software are recognized based on the percentage of completion method of accounting. Under U.S. GAAP, these development fees are also deferred and recognized as revenue over the remaining software maintenance period.

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

(13)  Taxes

      The income tax effects of U.S. GAAP adjustments are recorded as deferred taxes.

(14)  Dividends

      Under Norwegian GAAP, dividends payable reduce shareholder’s equity for the year in which they relate.

      Under U.S. GAAP, dividends payable are recorded as a reduction of shareholder’s equity when approved.

(15)  Cross border tax benefit leases

      The Group has offset the future lease obligations under the digital telephone switches and the GSM Mobile telephone network cross border tax benefit lease transaction against the unused prepayments on deposits at financial institutions.

      Both under Norwegian GAAP and under U.S. GAAP Telenor has deferred the gain from the transactions since there is more than a remote possibility of loss of the gain due to indemnification or other contingencies.

      Under U.S. GAAP, assets and liabilities may not be offset except when there exists the legal right to offset the asset and liability. The legal right to offset the prepaid lease amount against the future lease obligations does not legally exist, therefore, under U.S. GAAP, the prepaid lease amounts and the Group’s future obligations under the sales-leaseback transactions are recorded gross on the consolidated balance sheet as financial assets and long-term interest-bearing liabilities in the amount of approximately NOK 4,830 million for the year ended December 31, 2001 and financial assets and long-term interest-bearing liabilities of NOK 3,557 million for the year ended December 31, 2002. This does not affect the profit and loss statement or shareholder’s equity.

      At December 31, 2002, future minimum annual rental commitments under capital lease liabilities are as follows under U.S. GAAP:

As of December 31, 2002	(NOK in millions)

2003	517
2004	639
2005	641
2006	658
2007	814
Later years through 2016	2,894
Total minimum lease payments	6,163
Less amount representing interest	662
Capital lease obligation under U.S. GAAP	5,501
Capital lease obligation under Norwegian GAAP	1,928
Deferred gain (both Norwegian and U.S. GAAP)	208

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

      Capital lease property is included in tangible assets as follows (at net book value):

	2001	2002

	(NOK in millions)
Switches	355	221
GSM mobile telephony network	737	478
Satellites	790	732
Set top boxes	—	334
Other	—	105

Total	1,862	1,870

(16)  Revenue recognition

      Under Norwegian GAAP gains on the sale of fixed assets and operations are included in total revenues. Under U.S. GAAP such gains would be included below other operating income.

      Under Norwegian GAAP revenue from telecommunications installation fees and connection fees are recognized in revenue at the time of the sale and all initial direct costs are expensed as incurred. Under U.S. GAAP, such connection and installation fees that do not represent a separate earnings process should be deferred and recognized over the periods that the fees are earned which is the expected period of the customer relationship. Initial direct costs to the extent of the deferred revenue should also be deferred over the same period that the revenue is recognized. The effect on net income of this difference is not material.

SAB 101

      The Company has considered the effect of SAB 101 and determined that it would not have a material effect on net income for any period presented.

(17)  Non-consolidated investees — 100 percent basis

      The following table sets forth summarized unaudited financial information of Telenor’s non-consolidated investees on a 100 percent combined basis. Telenor’s share of these investments is accounted for using the equity method.

2002

(NOK in
millions)
Income Statement Data
Operating revenues	48,285
Operating income	5,246
Income before taxes and minority interest	3,177
Net income	1,819
Balanced Sheet Data
Current assets	14,925
Non-current assets	46,202

Assets	61,127

Current liabilities	16,028
Non-current liabilities	29,058
Minority interest	559
Shareholders’ equity	15,482

Liabilities and shareholders’ equity	61,127

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

New U.S. Accounting Standards

      In November 2002, the EITF reached a consensus on Issue 00-21, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The final consensus will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003 with early adoption permitted. Telenor has not determined the impact that the statement will have on revenues or operating results.

      In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS 143). SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the associated fixed asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with early application encouraged.

      The company will adopt SFAS 143 on January 1, 2003. The statement will not have a significant effect on results of operations, financial position or cash flows.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which is effective for financial statements where exit or disposal activities are initiated after December 31, 2002. This statement nullifies EITF Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity,” which allowed recognition of a liability for exit and disposal activities upon management’s intent to exit or dispose of an activity. This statement requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Telenor will adopt this statement for exit or disposal activities initiated from January 1, 2003.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” This Statement amends SFAS No. 123, “Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of this Standard are effective for fiscal years ending after December 15, 2002 and have been incorporated into these financial statements and accompanying footnotes.

      In November 2002, FASB issued Interpretation (FIN) 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. This Interpretation clarifies certain elements related to measurement and disclosure of guarantees, including product warranties.

TELENOR ASA

Notes to the Consolidated Financial Statements — (Continued)

The interpretation clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The recognition and measurement provisions are applicable to guarantees issued or modified after December 31, 2002. Telenor does not expect the adoption of FIN 45 to materially impact the Group’s results of operations and financial position

(32)  Subsequent Event (Unaudited)

      As of December 31, 2002, we held an 18% interest in Cosmote. On May 6, 2003, we completed the sale of 9% of the share capital of Cosmote for a purchase price of NOK 2.1 billion resulting in a gain before taxes of approximately NOK 1.5 billion.

[THIS PAGE INTENTIONALLY LEFT BLANK]

REPORT OF INDEPENDENT ACCOUNTANTS

Auditors’ report

      To the shareholders of Sonofon Holding A/ S

      We have audited the pages F-76 to F-95 including consolidated balance sheets of SONOFON Holding A/S and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, movements in shareholders’ equity, cash flows and total recognized gains and losses for each of the three years in the period ended December 31, 2002.

      These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

Basis of opinion

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      Our audit has not resulted in any qualification.

Opinion

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of SONOFON Holding A/ S and subsidiaries as of December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the Kingdom of Denmark.

      Accounting principles generally accepted in the Kingdom of Denmark vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2002 and the determination of shareholders’ equity as of December 31, 2002 and 2001, to the extent summarized in Note 18.

Copenhagen, May 1, 2003

Deloitte & Touche
Statsautoriseret Revisionsaktieselskab
Kirsten Askov Mikkelsen	Anni Klæbel
State Authorized	State Authorized
Public Accountant (Denmark)	Public Accountant (Denmark)

SONOFON HOLDING A/S

Consolidated Statement of Profit and Loss

		Year ended December 31,

	Note	2000	2001	2002

		(DKK in millions)
Net revenue	1	3,096	3,540	4,013
Production costs	2,3	(1,433)	(1,741)	(2,197)

Gross profit		1,663	1,799	1,816
Distribution costs	2,3	(939)	(909)	(855)
Administration costs	2,3,4	(560)	(642)	(557)
Other operational income		30	23	36
Other operating expenses		—	—	(1)
Share of profit (loss) in associated companies	5	(1)	1	—

Operating profit		193	272	439
Financial income	6	8	13	12
Financial expenses	7	(170)	(182)	(184)

Profit (loss) before tax		31	103	267
Income taxes	8	(57)	(82)	(138)

Net income (loss)		(26)	21	129

See notes to the financial statements.

SONOFON HOLDING A/S

Consolidated Balance Sheets

	As of December 31,

	Note	2001	2002

	(DKK in millions)
ASSETS
Goodwill		1,786	1,670
Software		904	941

Total intangible fixed assets	9	2,690	2,611

Leasehold improvements		23	27
Leaseholds		197	196
Land and buildings		277	272
Plant and equipment		1,394	1,582
Operating equipment and fixtures		194	177
Prepayment and plant under construction		241	215

Total tangible fixed assets	10	2,326	2,469

Shares in associated companies		1	2

Total financial fixed assets	11	1	2

TOTAL FIXED ASSETS		5,017	5,082

Inventory		93	107

Accounts receivable from sales		612	727
Accounts receivable from associated companies		2	7
Deferred tax assets	12	11	—
Tax receivables		20	13
Other receivables		68	62
Accruals and prepayments		23	37

Total receivables and accruals		736	846

Cash in hand and at bank		6	5

TOTAL CURRENT ASSETS		835	958

TOTAL ASSETS		5,852	6,040

EQUITY AND LIABILITIES
Share capital		100	100
Premium Fund
Transferred profit/loss		1,209	1,284

Total equity		1,309	1,384

Provisions for deferred tax	12	67	138

Total provisions		67	138

Leasing obligation		198	197
Mortgages		2	2
Debt to banks		1,274	1,274
Debt to affiliated companies		1,243	1,304

Total long term liabilities	13	2,717	2,777

Installments on long term debt		—	1
Debt to banks		1,045	787
Accounts payable		474	586
Debt to affiliated companies		1	—
Tax payable		17	42
Other debts		167	261
Accruals and prepayments		55	64

Total short term liabilities		1,759	1,741

TOTAL LIABILITIES		4,476	4,518

TOTAL EQUITY AND LIABILITIES		5,852	6,040

Related parties	14
Derivatives	15
Mortgages	16
Contingent liabilities	17

See notes to the financial statements.

SONOFON HOLDING A/S

Consolidated Cash Flow Statement

	Year ended
	December 31,

	2000	2001	2002

	(DKK in millions)
Operating profit	193	272	439
Depreciation and amortization	528	636	737
Changes in working capital	146	(149)	15

Net cash flow from primary activities	867	759	1,191

Net interest and foreign exchange gains/losses	(162)	(169)	(172)
Taxes paid	(32)	(23)	(25)

Net cash flow from operating activities	673	567	994

Acquisition of tangible and intangible fixed assets	(619)	(946)	(813)
Disposal of tangible fixed assets	5	9	16
Changes in short-term bank debt	(83)	(32)	(258)
Changes in long term debt	42	385	60
Changes of cash in hand and at bank	18	(17)	(1)

Cash and cash equivalents at January 1	5	23	6

Cash in hand and at bank at December 31	23	6	5

Net cash flow from investment activities	(614)	(937)	(797)

Net cash flow from financing activities	(41)	353	(198)

SONOFON HOLDING A/S

Consolidated Statements of Shareholder’s Equity

	Number	Nom	Share	Other
	of shares	Amount	Capital	equity	Total

		(DKK)	(DKK in millions)
Balance as of December 31, 1999	100,000	1,000	100	1,213	1,313
Net loss for the year 2000				(26)	(26)
Balance as of December 31, 2000	100,000	1,000	100	1,188	1,288
Net income for the year 2001				21	21
Balance as of December 31, 2001	100,000	1,000	100	1,209	1,309
Net income for the year 2002				129	129
Revaluation of financial instruments				(54)	(54)

Balance as of December 31, 2002	100,000	1,000	100	1,284	1,384

There were no dilutive securities outstanding during the periods presented.

SONOFON HOLDING A/S

Summary of Significant Accounting Principles

General

      The consolidated financial statements for SONOFON Holding A/S are prepared in accordance with the provisions in the Danish Annual Account Act. The Group’s accounting principles differ, in certain respects, from United States generally accepted accounting principles (US GAAP). The differences and the approximate related effects on the Group’s net income and shareholder’s equity are set forth in note 18.

      All amounts are presented in millions of DKK or other specified currency unless otherwise stated.

Consolidation principles

      The consolidated financial statements relate to the parent company, SONOFON Holding A/S and the companies (subsidiaries) in which the parent company directly or indirectly exercises a controlling interest (directly or indirectly controls more than 50% of the voting rights or in some other manner exercises a controlling interest). Other companies in which the Group controls between 20-50% of the voting rights or where SONOFON exercises significant but not a controlling interest are regarded as associated companies. Associated companies are shown in the outline in note 11.

      The consolidated financial statements are prepared as a summary of the financial statements for the parent company and those of the individual subsidiaries, all of which are presented in accordance with the Group’s accounting policies. Intercompany income and expenses, receivables and payables, dividends and unrealized internal gains are eliminated.

      In the consolidation, the book value of shares held by the parent company in subsidiaries is eliminated against their equity.

      The purchase convention is applied when acquiring new entities. Acquired assets and liabilities are valued at their fair value on the acquisition date. Where the acquisition price exceeds the fair value of the net assets acquired, the excess is capitalized as goodwill.

      Goodwill is amortized systematically in the profit and loss statement in accordance with an individual assessment of the expected economic life, although not exceeding 20 years.

      Acquired or divested subsidiaries and associated companies are included in the consolidated financial statements for the period they have been owned by the Group. Comparative figures are not adjusted to reflect the acquisition or divestment of Group enterprises.

Translation of foreign currencies

      Foreign currency transactions are translated into DKK at the exchange rate at the date of transaction.

      Exchange differences arising from the date of transaction to the date of payment are recorded in the profit and loss statement under financial income or expenses.

      Receivables, debt and other financial items in foreign currencies are translated at balance sheet exchange rates. Exchange gains or losses are stated in the profit and loss statement under financial income or expenses. Differences between the exchange rate on balance sheet date and the exchange rate on the transaction date for a receivables or payables, or the exchange rate on the date of the latest annual financial statements, are recorded in the profit and loss statement under financial income or expenses.

Revenue

      Revenues primarily comprise revenues from traffic, subscription and connection fees, interconnection fees, and sale of customer equipment.

SONOFON HOLDING A/S

Summary of Significant Accounting Principles — (Continued)

      Mobile telephony traffic revenues and interconnection revenues are recognized based on the actual traffic. Subscription fees are recognized as revenue over the subscription period. Revenues related to pre-paid phone cards are deferred and recorded as revenues based on the actual use of the cards.

      Revenues from connection fees that are received from the sale of new subscriptions are recognized at the time of sale. Direct costs incurred in connection with mobile connection revenues consist primarily of the first payment of distributor commission, cost of the SIM card, and the cost of the printed new customer information package. To date direct costs associated with connection fees have exceeded such revenues. No revenues have been deferred.

Production costs

      Production costs cover the cost price of the goods and services sold during the year and depreciation and amortization of production plants. Production costs also include R&D costs that do not satisfy the criteria for inclusion in the balance sheet.

Development costs

      Development costs cover costs and expenses, payroll expenses and depreciation that can be directly or indirectly attributed to the Group’s development projects.

      Expenses for development projects that are clearly defined and identifiable, where the level of technical exploitation, sufficient resources and future market potential or business opportunity for the company can be demonstrated, and where the intention is to manufacture, market or exploit the results of the project, are treated as an asset from the date at which the above conditions have been met provided that costs can be reliably stated and there is sufficient certainty that the capital value of future earnings is forecast to exceed development costs.

      Other R&D costs are expensed as production costs in the year they are incurred.

Software costs

      Direct development costs associated with internal-use software are capitalized and amortized. Development costs cover costs and expenses, payroll expenses and depreciation that can be directly or indirectly attributed to the Group’s development projects.

      Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

Distribution costs

      Distribution costs relate to the costs associated with the sale and distribution of products, including salaries, commissions, advertising and marketing expenses and depreciation.

Administrative expenses

      Administrative expenses cover the costs of administrative personnel and management, office expenses, depreciation, amortization, etc.

Other operating income/ expenses

      Other operating income/ expenses include income and expenses that are deemed secondary to the Group’s activities, including gains and losses on selling intangible and tangible fixed assets.

SONOFON HOLDING A/S

Summary of Significant Accounting Principles — (Continued)

Financial income and expenses

      Financial income and expenses include interest income and expenses and amortization of financial commitments relating to the fiscal year.

      Financial expenses also include interest expenses from capital leases and foreign exchange adjustments.

Taxes

      The parent company and a number of Danish subsidiaries are jointly taxed. The parent company makes provision for and pays the total tax charges for these companies’ taxable income and the parent company also makes provisions for deferred tax for the Danish companies. Jointly taxed companies participate in the tax prepayment scheme.

      The tax charge on taxable income for the year is charged to the profit and loss statement together with any adjustment of deferred tax provisions for the year. Interest surcharges are stated under financial items.

      Taxes payable is classified as short-term debt and deferred tax is classified under provisions.

      Taxes receivable and negative deferred tax (deferred tax assets) are included under accounts receivable.

      Deferred tax is calculated according to the liability convention for all temporary differences between the tax values of assets and liabilities and their carrying value.

      The tax value of tax deductibles carried forward is included in deferred tax provision if it is probable that such losses can be utilized within a few years.

      Tax charges arising from the sale of shares in subsidiaries or associated companies are not stated in the balance sheet if the shares are not expected to be sold within a short period of time.

      No deferred tax liability is included for goodwill unless it is amortizable/ deductible for tax purposes.

      Deferred tax is calculated on the basis of current tax rules and at the rate expected to apply when temporary differences are expected to be realized. Changes in deferred tax provisions due to amended tax rates are recognized in the profit and loss statement.

      The consolidated profit and loss statement includes a proportional share of the pre-tax income/ losses reported by individual associated companies. The proportionate share of the tax charge in associated companies is stated under taxes.

Intangible and tangible fixed assets

      Intangible and tangible fixed assets are stated at cost less accumulated amortization/ depreciation and impairment losses.

      Cost includes purchase price and costs of materials, components, subcontractor services, direct payroll and indirect production costs.

      Interest has been capitalized on assets under construction as part of the cost price.

      Assets are depreciated on a straight line basis over their expected useful lives. Estimated scrap value is included when calculating depreciation on buildings. Assets are amortized/ depreciated over the following expected useful lives:

SONOFON HOLDING A/S

Summary of Significant Accounting Principles — (Continued)

Goodwill	up to 20 years
Software	3-10 years
Buildings and equipment	10-50 years
Leasehold improvements	5-20 years
Plant and equipment	3-15 years
Tools and fixtures	2-7 years

      Assets with a cost price less than DKK 25,000 per unit are expensed in the profit and loss statement in the year of acquisition.

      Subject to certain criteria until they become operational, projects are classified in the balance sheet under intangible or tangible fixed assets as “Software under development” or “Plant under construction”. After becoming operational, such projects are reclassified as tangible or intangible fixed assets.

      Land is not depreciated.

      The cost price of capital lease assets is based on the market value of the asset acquired or net present value of future lease payments at the date of purchase, if this value is lower. Capital lease assets are capitalized and depreciated over the estimated economic life.

      Tangible and intangible fixed assets are tested for impairment whenever changes in circumstances indicates that their carrying amount may not be recoverable and is written down to net present value if this value is lower than the carrying value. Each asset or group of assets is tested for impairment on an annual basis.

Financial fixed assets

      Investments in associated companies are recorded in the consolidated balance sheet according to the equity method as the proportionate share of the associated companies’ equity value less a proportionate share of unrealized inter-company profits.

      Associated companies with negative equity value are recorded at zero, whereas receivables from these companies are written down by the Group’s share of the negative equity. If such negative equity value exceeds receivables, the remaining balance is classified under provisions.

Inventories

      Inventories are carried at the lower of cost under the FIFO convention and net realizable value. Write-downs are made on obsolete goods including slow moving goods.

Receivables

      Receivables are stated at amortized cost price, which usually equates to nominal value, less provision for bad debt.

Debt

      Debt is stated in the balance sheet at amortized cost price.

      The net present value of liabilities for capital lease assets is classified as debt in the balance sheet.

Accruals

      Accruals classified under assets relate to prepaid costs. Accruals classified under commitments relate to prepaid income. Accruals are valued at amortized cost price which usually equates the nominal value.

SONOFON HOLDING A/S

Summary of Significant Accounting Principles — (Continued)

Derivatives

      Derivatives are valued at current market value in the balance sheet as other debt or other receivables.

      Changes in the market value of derivatives for hedging future transactions or commitments are recorded directly against shareholders’ equity.

      When hedged transactions are realized, gains and losses are recorded under the same caption as the hedged transactions and the charges to shareholders’ equity are reversed.

      The market value of derivatives that do not qualify as a hedging instrument is assessed on a regular basis and the change in market value is recorded in the profit and loss statement.

Other rental and leasing matters

      Where contracts for renting and leasing assets are for several years and are operating leases, rental and lease charges are stated in the profit and loss statement for the period to which they relate.

      Outstanding rental and lease commitments under such contracts are classified under contingent liabilities.

Cash flow statement

      The consolidated cash flow statement is prepared under the indirect convention on the basis of the Group’s operating income. The cash flow statement shows the Group’s cash flows for the year divided into cash flows from operating, investment and financing activities and the Group’s liquidity at the beginning and end of the year.

      Cash flows from operating activities are the Group’s earnings adjusted for non-cash items, changes in working capital and corporation tax paid.

      Cash flows from investment activities include cash flows from the sale and purchase of fixed assets, including capital holdings in companies.

      Cash flows from financing activities include changes in the size or composition of the Group’s share capital, associated expenses and proceeds from issuing loans and repayment of loans, redemption of interest-bearing debt and payment of dividends.

Changes in accounting principles

      As a result of new Danish accounting legislation, various amendments have been made as follows:

•	Accounts receivable and debt are valued at amortized cost price and not, as previously, at nominal value. This change has had no impact on results or equity.

•	Derivatives for hedging future transactions are valued at current market value and classified under other receivables or other debt. Changes in valuations are recorded directly under shareholders’ equity until the hedged transaction has been completed. These derivatives were not included in the balance sheet until January 1 2002. In 2001, these changes would have meant a DKK 3m increase in shareholders’ equity whilst having no impact on results.

      Apart from this, accounting policies remain the same as last year.

      In accordance with the transitional provisions of the Annual Accounts Act, the company has not amended its comparative figures for 2001 and 2000 since the accounting policy amendments have not significantly affected previous results, shareholders’ equity or presentation.

SONOFON HOLDING A/S

Summary of Significant Accounting Principles — (Continued)

Use of estimates

      The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

      Actual results could differ from those estimates.

SONOFON HOLDING A/S

Notes to the Consolidated Financial Statements

1.   BUSINESS AREAS

      Data on business segments are presented in line with Group accounting policies and internal fiscal management.

      Assets and commitments in a segment cover the assets used directly in segment operations and for commitments arising from them.

      The Group has only a single geographical segment.

      Comparable business segments information has not been prepared for year 2000 as disclosure hereof was not required for 2000.

      The Telecoms segment includes revenue from traffic, subscription and connection for mobile telephony.

      The Distribution segment includes wholesale and retail trade of telecommunications equipment.

Profit and loss 2002

		Gross	Operating	Income/loss
	Revenues	profit/loss	income/loss	before tax

	(DKK in millions)
Telecoms	3,540	1,685	409	238
Distributions	539	131	30	29
Elimination	(66)	—	—	—
Group	4,013	1,816	439	267

Balance and investments at December 31, 2002

						Total
			Total			segment
	Fixed	Current	segment			provisions
	assets	assets	assets	Provisions	Debt	and debt

	(DKK in millions)
Telecoms	4,965	850	5,815	138	4,313	4,451
Distributions	117	211	328	—	205	205
Elimination	—	(103)	(103)	—	—	—
Group	5,082	958	6,040	138	4,518	4,656

Profit and loss 2001

		Gross	Operating	Income/loss
	Revenues	profit/loss	income/loss	before tax

	(DKK in millions)
Telecoms	3,199	1,699	240	74
Distributions	402	100	32	29
Elimination	(61)	—	—	—
Group	3,540	1,799	272	103

SONOFON HOLDING A/S

Notes to the Consolidated Financial Statements — (Continued)

Balance and investments at December 31, 2001

						Total
			Total			segment
	Fixed	Current	segment			provisions
	assets	assets	assets	Provisions	Debt	and debt

	(DKK in millions)
Telecoms	4,919	755	5,674	67	4,320	4,387
Distributions	98	151	249	—	158	158
Elimination	—	(71)	(71)	—	(2)	(2)
Group	5,017	835	5,852	67	4,476	4,543

2.   EMPLOYMENT COSTS

	Year ended December 31,

	2000	2001	2002

	(DKK in millions)
Wages and salaries	512	591	546
Pensions and other social costs	25	31	37

Total	537	622	583

Hereof remuneration to parent company’s:
Board of Management	29	13	12
Supervisory Board	1	1	—
Average number of employees	1,567	1,778	1,518

3.   DEPRECIATION, AMORTIZATION AND WRITE-DOWN

      Depreciation, amortization and write-down of fixed assets:

	Year ended
	December 31,

	2000	2001	2002

	(DKK in millions)
Depreciation and amortization	528	612	729
Write-down	—	24	8

Total	528	636	737

      Allocated as follows:

	Year ended
	December 31,

	2000	2001	2002

	(DKK in millions)
Production costs	264	347	438
Distribution costs	15	17	20
Administration costs	249	272	279

Total	528	636	737

SONOFON HOLDING A/S

Notes to the Consolidated Financial Statements — (Continued)

4.   FEE TO AUDITOR

	Year ended
	December 31,

		2001	2002

	(DKK in millions)
Audit Deloitte & Touche	—	2	3
Audit Arthur Andersen	—	2	—
Non-audit fees Deloitte & Touche	—	1	1
Non-audit fees Arthur Andersen	—	—	—

Total	—	5	4

      Disclosure of audit fees at group level was not required in the consolidated financial statements for 2000.

5.   INCOME/LOSS BEFORE TAX IN ASSOCIATED COMPANIES

	Year ended
	December 31,

	2000	2001	2002

	(DKK in millions)
Income/loss before tax	—	1	—
Amortization of goodwill	(1)	—	—

Total	(1)	1	—

6.   FINANCIAL INCOME

	Year ended
	December 31,

	2000	2001	2002

	(DKK in millions)
Interest from banks	—	1	2
Other financial income	8	12	10

Total	8	13	12

7.   FINANCIAL EXPENSES

	Year ended
	December 31,

	2000	2001	2002

	(DKK in millions)
Interest on bank debt	81	92	85
Interest to affiliated companies	57	76	77
Net foreign exchange losses	—	—	5
Other interest	32	14	17

Total	170	182	184

SONOFON HOLDING A/S

Notes to the Consolidated Financial Statements — (Continued)

8.   TAX

	Year ended
	December 31,

	2000	2001	2002

	(DKK in millions)
Current Danish tax liability	—	(17)	(55)
Tax payable abroad	(36)	(11)	(1)
Change in deferred tax	(53)	(50)	(80)
Adjustment for previous years	32	(4)	(2)

Total	(57)	(82)	(138)

Tax paid during the year	44	23	25

      Specification of tax rate:

	2000	2001	2002

Danish corporate tax rate	32%	30%	30%
Effect of tax calculation in foreign subsidiaries compared with Danish corporation tax rate	116%	10%	5%
Non-taxable income and non-deductible expenses	3%	1%	2%
Other, incl. adjustment for previous years	(90)%	4%	1%

Effective tax rate before non-deductible amortization of goodwill	61%	45%	38%
Non-deductible amortization of goodwill	123%	35%	14%

Effective tax rate	184%	80%	52%

9.   INTANGIBLE FIXED ASSETS

			Software
			under
	Goodwill	Software	development	Total

	(DKK in millions)
Acquisition cost at 01.01.02	2,400	1,270	92	3,762
Additions	7	247	53	307
Disposals	—	(35)	—	(35)
Transferred	—	87	(87)	—

Acquisition cost at year-end	2,407	1,569	58	4,034

Depreciation at 01.01.02	(614)	(458)	—	(1,072)
Depreciation	(123)	(256)	—	(379)
Depreciation related to disposals	—	28	—	28

Depreciation at year-end 2002	(737)	(686)	—	(1,423)

Book value at year-end 2002	1,670	883	58	2,611

Book value at year-end 2001	1,786	812	92	2,690

SONOFON HOLDING A/S

Notes to the Consolidated Financial Statements — (Continued)

10. TANGIBLE FIXED ASSETS

				Physical
	Leasehold		Land and	plant and	Tools and	Plant under
	improvements	Leaseholds	buildings	equipm.	fixtures	construction	Total

	(DKK in millions)
Acquisition cost at 01.01.02	32	201	287	2,627	367	241	3,755
Additions	9	—	3	304	53	137	506
Disposals	(1)	—	(6)	(9)	(49)	—	(65)
Transferred	—	—	—	152	11	(163)	—

Acquisition cost at year-end	40	201	284	3,074	382	215	4,196

Depreciation at 01.01.02	(9)	(4)	(10)	(1,233)	(173)	—	(1,429)
Depreciation	(5)	(1)	(2)	(266)	(77)	—	(351)
Depreciation related to disposals	1	—	—	7	45	—	53
Transferred

Depreciation at year-end	(13)	(5)	(12)	(1,492)	(205)	—	(1,727)

Book value at year-end 2002	27	196	272	1,582	177	215	2,469

— of which capitalized interest	—	—	—	10	—	—	10

Book value at year-end 2001	23	197	277	1,394	194	241	2,326

      According to the latest public assessment as of December 31, 2002, land and buildings are assessed at DKK 334 million. Book value of mortgaged assets totaled DKK 3 million.

11. FINANCIAL FIXED ASSETS

Capital shares in subsidiaries	Registered in	Share	Share capital

			(DKK in millions)
Aktieselskabet af 3. November 1971	Copenhagen	100%	14.0
Anpartsselskabet af 16. November 2000	Copenhagen	100%	3.0
BLS Denmark Associates	Georgia	100%	—
BLS Denmark Inc.	Georgia	100%	—
BSI Denmark Inc.	Georgia	100%	—
Dansk MobilTelefon l/S	Aalborg	100%	—
Det Danske Mobiltelefonkompagni PCN A/S	Copenhagen	100%	4.6
Interessentskabet af 26. november 2000	Copenhagen	100%	—
SONOFON A/S	Aalborg	100%	100.0
SONOFON 3G A/S	Copenhagen	100%	0.5
SONOFON Partner A/S	Copenhagen	100%	11.0
SONOFON Services A/S	Copenhagen	100%	30.5
Capital shares in associated companies
OCH A/S	Copenhagen	25%	1.0

      The limited liability partnerships (l/S) noted above do not publish their financial statements under Sec. 5 -Danish Company Accounts Act, as they are included in the consolidated financial statements for SONOFON Holding A/S.

SONOFON HOLDING A/S

Notes to the Consolidated Financial Statements — (Continued)

12. PROVISIONS FOR DEFERRED TAX

	Year ended
	December 31,

	2001	2002

	(DKK in millions)
Provisions at 01.01	6	56
Change during the year	46	80
Adjustments re. previous years	4	2

Transferred at year-end is distributed as follows:	56	138

Deferred tax assets	(11)	—
Provision for deferred tax	67	138

	56	138

Deferred tax covered to:
Intangible fixed assets	220	239
Tangible fixed assets	(85)	(40)
Current assets	(20)	(2)
Debt	(59)	(59)

	56	138

13. DEBT AND INTEREST EXPOSURE

	Variable	Fixed	Variable	Fixed	Variable	Fixed
	interest	interest	interest	interest	interest	interest	Effective
	0-1 year	0-1 year	1-5 years	1-5 years	>5 years	>5 years	rate

	(DKK in millions)
2001
Debt to affiliated companies	(1)		(1,243)				5%
Lease commitments				(13)		(185)	6%
Mortgages				(2)			7-11%
Bank debt	(1,045)		(1,274)				4-5%

	(1,046)	—	(2,517)	(15)	—	(185)

	Variable	Fixed	Variable	Fixed	Variable	Fixed
	interest	interest	interest	interest	interest	interest	Effective
	0-1 year	0-1 year	1-5 years	1-5 years	>5 years	>5 years	rate

	(DKK in millions)
2002
Debt to affiliated companies			(1,304)				5%
Lease commitments				(15)		(182)	6%
Mortgages				(2)			7-11%
Bank debt	(787)		(1,274)				4-5%
Interest swaps (principal), variable part	900		1,274				4-5%
Interest swaps (principal), fixed part		(900)		(1,274)			5-6%

	113	(900)	(1,304)	(1,291)	—	(182)

SONOFON HOLDING A/S

Notes to the Consolidated Financial Statements — (Continued)

14. RELATED PARTIES

      Related parties comprise the Company’s two owners, Telenor and BellSouth.

      All transactions between related parties are made on standard trading terms. The owners have made a long-term loan of DKK 1,304 million to SONOFON Holding A/S.

15. DERIVATIVES

      Forward exchange contracts:

	Year ended
	December 31,

	2001	2002

	(DKK in millions)
Nominal value	123	—
Deferred gain, expected to be realized after balance sheet date	3	—

16. MORTGAGES

	Year ended
	December 31,

	2001	2002

	(DKK in millions)
Mortgages are secured in buildings — book value at year-end	2	2
Bank balance deposited in security for leaseholds	—	—

Total	2	2

17. CONTINGENT LIABILITIES

	Year ended
	December 31,

	2001	2002

	(DKK in millions)
Liabilities in connection with leases	375	260

18. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

      The Groups consolidated financial statements have been prepared under Danish generally accepted accounting principles (D GAAP), which differs in certain respects from United States generally accepted accounting principles (US GAAP). The principal differences between the Group’s accounting principles under D GAAP and US GAAP are set out below:

SONOFON HOLDING A/S

Notes to the Consolidated Financial Statements — (Continued)

Reconciliation of net income (loss) from Danish GAAP to US GAAP

	Year ended December 31,

	2000	2001	2002

	(DKK in millions)
Net income (loss) in accordance with D GAAP	(26)	21	129
Adjustment for US GAAP:
Capitalized interest	9	11	7
Depreciation of previously capitalized interest	(7)	(9)	(9)
Amortization of goodwill	65	65	123
Tax effect of US GAAP adjustments	(1)	(1)	(1)

Net income (loss) in accordance with US GAAP	40	87	249

Earnings (basic and dilutive) per share in accordance with US GAAP (in DKK)	40	870	2,490

Weighted average number of shares outstanding	100,000	100,000	100,000

Reconciliation of shareholders equity from Danish GAAP to US GAAP

	Year ended
	December 31,

	2001	2002

	(DKK in millions)
Shareholders equity in accordance with D GAAP	1,309	1,384
Adjustment for US GAAP:
Capitalized interest	68	76
Foreign currency hedging contracts	3	0
Depreciation of previously capitalized interest	(38)	(47)
Goodwill	(1,305)	(1,305)
Amortization of goodwill	326	450
Tax effect of US GAAP adjustments	(9)	(10)

Shareholders equity in accordance with US GAAP	354	548

The following table reflects the components of comprehensive income under US GAAP

	Year ended
	December 31,

	2000	2001	2002

	(DKK in millions)
Net income	40	87	249
Other comprehensive income
— Foreign currency hedging contracts	—	3	(3)
— Interest swap for hedging purposes	—	—	(54)
Total other comprehensive income	0	3	(57)

Comprehensive income	40	90	192

SONOFON HOLDING A/S

Notes to the Consolidated Financial Statements — (Continued)

Capitalized interest

      Under Danish GAAP the Group has expensed all interest as incurred until December 31, 2000. From January 1, 2001 interest costs related to plant under construction are capitalized as part of the cost of an asset, which is in line with US-GAAP.

      Under US-GAAP interest costs related to plant under construction are capitalized as part of the cost of an asset. The capitalization period begins when activities to get an asset ready for use commence and ends when the asset is ready for its intended use. The capitalized interest is expensed over the estimated useful life of the assets.

Goodwill

      Goodwill in SONOFON partly consists of goodwill arising from restructuring the group. This has been recorded for US GAAP.

      Effective July 1, 2001, SONOFON adopted Statement of Financial Accounting Standards No. 141 (SFAS 141), “Business Combinations” and effective January 1, 2002, SONOFON adopted the full provision of Statement 141 and Statement No. 142 (SFAS 142), “Goodwill and Other Intangible Assets”. SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method. SFAS 141 also sets forth guidelines for applying the purchase method of accounting in the determination of intangible assets, including goodwill acquired in a business combination, and expands financial disclosures concerning business combinations consummated after June 30, 2001.

      Under SFAS No. 142, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. In the first phase SONOFON identifies reporting units where goodwill must be tested for impairment by comparing net assets of each reporting unit to the respective fair value. In the second phase (if necessary) the impairment is measured by determine the fair value of goodwill by assigning the unit’s fair value to each assets and liability of the unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. According to Danish GAAP goodwill is tested for impairment at year-end. At year-end 2002 SONOFON did not identify any reporting units where goodwill was impaired.

      Under Danish GAAP goodwill is amortized. Prior to January 1, 2002, goodwill was also amortized under US GAAP.

Revenue recognition

      Under Danish GAAP revenue from connection fees are recognized in revenue at the time of the sale and all initial direct costs are expenses as incurred. Under US GAAP, such connection that do not represent a separate earnings process should be deferred and recognized over the periods that the fees are earned which is the expected period of the customer relationship. Initial direct costs to the extent of the deferred revenue should also be deferred over the same period that the revenue is recognized.

New US Accounting Standards

      In November 2002, the EITF reached a consensus on Issue 00-21, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The final consensus will be applicable to agreements entered into in fiscal

SONOFON HOLDING A/S

Notes to the Consolidated Financial Statements — (Continued)

periods beginning after June 15, 2003 with early adoption permitted. The provisions of this Consensus are not expected to have a significant effect on the Company’s financial position or operating results.

      In June 2002, the FASB issued SFAS No. 146, In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which is effective for financial statements where exit or disposal activities are initiated after December 31, 2002. This statement nullifies EITF Issue 94-3, “Liability Recognition for Certain Employee Termination benefits and other Costs to Exit an Activity,” which allowed recognition of a liability for exit and disposal activities upon management’s intent to exit or dispose of an activity. This statement requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. SONOFON will adopt this statement for exit or disposal activities initiated from January 1, 2003.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123, (“SFAS 148”). SFAS 148 amends SFAS 123 and provides alternative methods for accounting for a change by registrants to the fair value method of accounting for stock-based compensation. Additionally, SFAS 148 amends the disclosure requirements of SFAS 123 to require disclosure in the significant accounting policy footnote of both annual and interim financial statements of the method of accounting for stock-based compensation and the related pro-forma disclosures when the intrinsic value method continues to be used. The statement is effective for fiscal years beginning after December 15, 2002, and disclosures are effective for the first fiscal quarter beginning after December 15, 2002. The Company does not intend to adopt the fair value method of accounting for stock-based compensation. Consequently SFAS 148 will not have an impact on its results of operation and financial position.

      In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others (“FIN 45”). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The Company is assessing, but at this point does not believe the adoption of the recognition and initial measurement requirements of FIN 45 will have a material impact on its financial position, cash flows or results of operations.

      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities — an interpretation of ARB No. 51 (“FIN 46”). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity. It requires existing unconsolidated variable interests entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It also requires certain disclosures by the primary beneficiary. FIN 46 is effective immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date, and effective for the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 requires an entity to disclose certain information regarding a variable interest equity if, when the Interpretation becomes effective, it is reasonably possible that an enterprise will consolidate or have to disclose information about that variable interest entity, regardless of the date on which the variable entity interest was created. The Company does not expect that, when FIN 46 becomes effective, it will have to consolidate or disclose any information regarding variable interests.

[THIS PAGE INTENTIONALLY LEFT BLANK]

REPORT OF INDEPENDENT AUDITOR

To the Board of Directors and Shareholders of

Total Access Communication Public Company Limited

      We have audited the accompanying consolidated balance sheet of Total Access Communication Public Company Limited (the “Company”) and subsidiaries as of December 31, 2002, and the related consolidated statements of earnings, changes in shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Total Access Communication Public Company Limited and subsidiaries as of December 31, 2002, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in Thailand.

      Accounting principles generally accepted in Thailand vary in certain significant respects from accounting principles generally accepted in the United States. The significant differences between accounting principles generally accepted in Thailand and accounting principles generally accepted in the United States as they relate to the Company for the year ended December 31, 2002 are summarized in Note 40 to the consolidated financial statements.

      As discussed in Note 4 to the consolidated financial statements, in the third quarter of 2002, the Company changed its accounting policy for deferred income taxes.

Ernst & Young Office Limited
Certified Public Accountants Bangkok

February 7, 2003

TOTAL ACCESS COMMUNICATION PUBLIC COMPANY LIMITED

Consolidated Earnings Statements

	Note	2001	2002

		(Restated)

		(Baht)
Revenues from sales and services
Revenue from telephone services		22,028,476,511	25,156,760,326
Revenue from sales of telephone sets and prepaid starter kits		7,280,090,806	5,841,622,030
Revenue from sales of retail goods		439,858,963	576,502,599
Other operating income	26	351,105,378	425,986,170

Total revenues from sales and services		30,099,531,658	32,000,871,125

Cost of sales and services
Cost of telephone services		11,066,597,488	13,560,130,925
Cost of sales of telephone sets and prepaid starter kits		6,748,216,266	5,260,991,971
Cost of sales of retail goods		336,563,502	518,275,825

Total cost of sales and services		18,151,377,256	19,339,398,721

Gross profit		11,948,154,402	12,661,472,404
Selling and administrative expenses		(6,786,195,033)	(7,351,405,620)

Operating profit		5,161,959,369	5,310,066,784
Interest income		485,186,612	407,788,456
Other income		85,534,621	225,108,056
Foreign exchange gain (loss)		345,051,113	(32,900,570)

Net operating profit		6,077,731,715	5,910,062,726
Share of profit from investment in associated company
Accounted for under equity method		—	19,070,384

Earnings before financial cost and income tax		6,077,731,715	5,929,133,110
Financial cost	27	(3,122,431,480)	(2,870,772,683)
Corporate income tax	28	(1,133,588,627)	(976,300,604)

Net earnings for the year		1,821,711,608	2,082,059,823

Basic earnings per share
Net earnings		3.84	4.39

Weighted average number of shares		474,416,126 shares	474,416,126 shares

Diluted earnings per share
Net earnings		3.84	4.39

Weighted average number of shares		474,416,126 shares	474,416,126 shares

      The accompanying notes are an integral part of the financial statements.

TOTAL ACCESS COMMUNICATION PUBLIC COMPANY LIMITED

Consolidated Balance Sheets

	Note	2001	2002

		(Restated)

		(Baht)
Assets
Current assets
Cash and cash equivalents	29	3,093,113,237	1,496,726,015
Accounts receivable — trade, net	6	4,149,144,429	2,410,320,974
Accounts receivable — trade: related parties
Accounts receivable — trade: associated company	7	—	1,614,338,317
Accounts receivable — trade: related companies	7	1,190,985,895	6,182,265
Advances to related parties
Advances to related companies	7	75,144,363	1,419,106
Inventories — net	8	1,898,173,706	276,596,997
Other current assets
Current portion of account receivable from assignment of right	13	610,467,273	1,321,805,786
Others	9	3,359,769,021	1,295,898,658

Total current assets		14,376,797,924	8,423,288,118

Non-current assets
Deposits at financial institutions	10	53,452,497	36,905,361
Investment in associated company accounted for under equity method	11	—	69,070,384
Other long-term investments	12	227,325,515	216,757,198
Amounts due from related companies	7	31,396,033	5,363,286
Account receivable from assignment of right — net of current portion	13	3,114,201,154	2,741,588,599
Property, plant and equipment — net	14	5,073,782,864	5,772,212,711
Deferred right to use of equipment — net	15	55,352,171,115	63,109,747,784
Equipment under installation		741,777,408	182,285,332
Deferred tax assets		275,131,437	228,188,552
Other non-current assets
Prepaid royalty — net	2.2.2	282,813,368	258,655,428
Deposits and prepayment for purchase and installation of equipment		1,005,750,737	546,027,319
Others	16	1,786,924,214	2,533,079,607

Total non-current assets		67,944,726,342	75,699,881,561

Total assets		82,321,524,266	84,123,169,679

      The accompanying notes are an integral part of the financial statements.

TOTAL ACCESS COMMUNICATION PUBLIC COMPANY LIMITED

Consolidated Balance Sheets — (Continued)

	Note	2001	2002

		(Restated)

		(Baht)
Liabilities and shareholders’ equity
Current liabilities
Short-term loans from financial institutions	17	1,897,262,197	1,001,698,630
Accounts payable — trade	18	7,917,045,919	6,089,225,897
Accounts payable — trade: related parties
Accounts payable — trade: associated company	7	—	31,512,485
Accounts payable — trade: related companies	7	3,771,287	225,787,319
Advances from related parties
Advances from associated company	7	—	20,063,387
Advances from related companies	7	155,165,024	237,508,250
Current portion of long-term loans	19	—	876,502,493
Current portion of bonds	20	857,160,000	6,000,120,000
Other current liabilities
Corporate income tax payable		553,787,110	427,269,034
Interest payable		471,112,961	467,363,056
Accrued expenses		807,501,760	457,783,822
Accounts payable — others		330,258,467	422,593,118
Unearned revenue from telephone service — prepaid system		94,540,391	589,297,644
Others		288,871,361	196,427,208

Total current liabilities		13,376,476,477	17,043,152,343

Non-current liabilities
Long-term loans — net of current portion	19	6,500,000,000	4,534,383,116
Bonds — net of current portion	20	33,448,940,000	32,448,820,000
Convertible bonds	21	37,935,000	37,935,000
Advances received for registration of number	22	9,834,718	13,192,540
Customers’ deposits	23	1,412,911,737	655,083,442
Advance received — other	13	2,750,593,557	2,515,582,638
Other non-current liabilities		172,408,022	172,408,022

Total non-current liabilities		44,332,623,034	40,377,404,758

Total liabilities		57,709,099,511	57,420,557,101

Shareholders’ equity
Share capital
Registered
535,001,026 ordinary shares of Baht 10 each		5,350,010,260	5,350,010,260

Issued and fully paid
474,416,126 ordinary shares of Baht 10 each		4,744,161,260	4,744,161,260
Premium on ordinary shares		20,808,142,634	20,808,142,634
Shares of the Company held by a subsidiary	24	(25,400,450)	(25,400,450)
Unrealized gain from change in valuation of investment in available-for-sale securities	12	—	8,128,000
Retained earnings
Appropriated — statutory reserve	25	318,331,965	426,907,671
Unappropriated (deficit)		(1,232,810,654)	740,673,463

		(914,478,689)	1,167,581,134

Total shareholders’ equity		24,612,424,755	26,702,612,578

Total liabilities and shareholders’ equity		82,321,524,266	84,123,169,679

      The accompanying notes are an integral part of the financial statements.

TOTAL ACCESS COMMUNICATION PUBLIC COMPANY LIMITED

Consolidated Statements of Cash Flows

	2001	2002

	(Restated)

	(Baht)
Cash flows from (used in) operating activities
Net earnings	1,821,711,608	2,082,059,823
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Share of profit from investment in associated company accounted for under equity method	—	(19,070,384)
Gain from repurchases of convertible bonds	(54,562,675)	—
Allowance for inventory obsolescence	104,027,400	327,251,573
Allowance for declining in value of inventories	20,000,000	(19,991,693)
Provision for impairment of fixed assets	41,487,315	10,371,829
Allowance for doubtful accounts: account receivable — trade; related companies	17,288,382	—
Allowance for doubtful accounts: account receivable — TOT	245,137,620	(2,157,524)
Allowance for doubtful accounts: amounts due from related companies	6,219,363	—
Allowance for doubtful accounts: advances to related companies	57,047,552	—
Provision for diminution in value of other long-term investments	21,000,000	3,742,350
Loss on sale of investment in a subsidiary	10,000,000	—
Depreciation and amortization	3,881,233,830	4,954,442,769
Amortization of goodwill	24,157,941	24,157,940
Amortization of advance received — other	(235,007,133)	(235,010,919)
Gain from sales of property, plant and equipment	—	(63,543,356)
Decrease in deferred tax assets	273,249,622	46,942,885
Provision for the premium payable on redemption of the convertible bonds	320,959,602	—
Unrealized exchange gain/loss: bonds	269,737,790	—
Unrealized exchange gain/loss — long-term loans	—	61,234,340
Exchange gain from convertible bonds redemption from exercising the put option	(174,090,941)	—

	6,649,597,276	7,170,429,633
Decrease (increase) in operating assets
Accounts receivable — trade, net	(929,908,734)	1,738,823,455
Accounts receivable — trade: associated company	—	(1,614,338,317)
Accounts receivable — trade: related companies	(466,001,677)	1,184,803,630
Advances to related companies	(25,481,524)	73,725,257
Inventories	(1,002,475,371)	1,324,639,593
Other current assets	(1,994,827,515)	2,066,027,887

      The accompanying notes are an integral part of the financial statements.

TOTAL ACCESS COMMUNICATION PUBLIC COMPANY LIMITED

Consolidated Statements of Cash Flows — (Continued)

	2001	2002

	(Restated)

	(Baht)
Increase (decrease) in operating liabilities
Accounts payable — trade	799,538,593	(790,057,638)
Accounts payable — trade: associated company	—	31,512,485
Accounts payable — trade: related companies	(3,747,363)	222,016,032
Advances from associated company	—	20,063,387
Advances from related companies	124,663,315	82,343,226
Other current liabilities	913,389,211	34,653,525
Advances received for registration of number	(74,034,431)	3,357,822
Customers’ deposits	(840,696,444)	(757,828,295)

Net cash from operating activities	3,150,015,336	10,790,171,682

Cash flows from (used in) investing activities
Decrease in deposits with maturity of more than 3 months or have commitment	396,463	16,547,136
Proceed from sale of investment in a subsidiary	20,000,000	—
Investment in associated company	—	(50,000,000)
Decrease (increase) in other long-term investments	(45,114)	14,953,967
Decrease (increase) in amounts due from related companies	(16,947,153)	26,032,747
Decrease (increase) in account receivable from assignment of right	234,359,610	(338,725,958)
Acquisition of property, plant and equipment	(1,366,480,453)	(1,716,622,066)
Proceed from sales of property, plant and equipment	—	332,028,218
Acquisition of deferred right to use of equipment and equipment under installation	(12,650,409,141)	(11,812,759,795)
Decrease (increase) in deposits and prepayment for purchase and installation of equipment	933,485,156	459,723,418
Increase in other non-current assets	(516,093,604)	(1,414,664,273)

Net cash used in investing activities	(13,361,734,236)	(14,483,486,606)

Cash flows from (used in) financing activities
Increase (decrease) in short-term loans from financial institutions	1,897,262,197	(895,563,567)
Drawn down of long-term loans	6,500,000,000	6,070,389,845
Repayment of long-term loans	—	(7,220,738,576)
Proceeds from bonds	15,000,000,000	5,000,000,000
Repayment of bonds	(3,948,500,000)	(857,160,000)
Payment of repurchase of the convertible bonds	(486,457,679)	—
Repayment of convertible bonds from exercising the put option	(10,603,770,651)	—

Net cash from financing activities	8,358,533,867	2,096,927,702

Net decrease in cash and cash equivalents	(1,853,185,033)	(1,596,387,222)
Cash and cash equivalents at beginning of year	4,946,298,270	3,093,113,237

Cash and cash equivalents at end of year (Note 29)	3,093,113,237	1,496,726,015

Supplemental cash flow information:—
Cash paid during the year for:—
Interest	2,671,460,988	2,874,522,588
Corporate income tax	562,375,198	1,097,648,727

      The accompanying notes are an integral part of the financial statements.

TOTAL ACCESS COMMUNICATION PUBLIC COMPANY LIMITED

Consolidated Statements of Changes in Shareholders’ Equity

					Unrealized gain on	Retained earnings (deficit)
					change in valuation
		Issued and		Shares of the	of investment in	Appropriated-
		paid-up	Premium on	Company held	available-for-sale	statutory
	Note	share capital	ordinary shares	by a subsidiary	securities	reserve	Unappropriated	Total

		(Baht)
Balance — beginning of year 2001, as previously reported		4,744,161,260	20,808,142,634	(1,972,877,710)	—	318,331,965	(1,655,426,061)	22,242,332,088
Cumulative effect of the change in accounting policy relating to accounting for income tax	4	—	—	—	—	—	548,381,059	548,381,059
Reclassification of accounts	5	—	—	1,947,477,260	—	—	(1,947,477,260)	—

Balance — beginning of year 2001, as restated		4,744,161,260	20,808,142,634	(25,400,450)	—	318,331,965	(3,054,522,262)	22,790,713,147
Net earnings for the year 2001, as restated		—	—	—	—	—	1,821,711,608	1,821,711,608

Balance — end of year 2001, as restated		4,744,161,260	20,808,142,634	(25,400,450)	—	318,331,965	(1,232,810,654)	24,612,424,755
Unrealized gain on change in valuation of investment in available-for-sale securities		—	—	—	8,128,000	—	—	8,128,000
Transferred to statutory reserve		—	—	—	—	108,575,706	(108,575,706)	—
Net earnings for the year 2002		—	—	—	—	—	2,082,059,823	2,082,059,823

Balance — end of year 2002		4,744,161,260	20,808,142,634	(25,400,450)	8,128,000	426,907,671	740,673,463	26,702,612,578

The accompanying notes are an integral part of the financial statements.

TOTAL ACCESS COMMUNICATION PUBLIC COMPANY LIMITED

Notes to the Consolidated Financial Statements

1.   BASIS OF CONSOLIDATION

      The consolidated financial statements include the financial statements for the years ended December 31, 2002 and 2001 of Total Access Communication Public Company Limited (“the Company”) and the following subsidiaries:—

	Percentage of
	shareholding		Nature of business

	2002	2001

Subsidiaries directly held by the Company
WorldPhone Shop Company Limited	100	100	Operates franchised retail stores
TAC Property Company Limited	100	100	Asset management
TAC Investment Limited	100	100	Holding company (registered in Western Samoa and financial statements presented in US dollars)
TAC Service Company Limited	100	100	Provided customer services for paging customers (ceased operation in 2001)
Subsidiaries held through TAC Property Company Limited
Eastern Beach Company Limited	100	100	Land development
TAC Finance Company B.V.	100	100	Finance company (registered in Netherlands and financial statements presented in US dollars)
Viphavadee Office Building Company Limited	100	100	Property development (office building)

      Material intercompany balances and transactions are eliminated from the consolidated financial statements. The book value of investments in subsidiaries in the Company’s financial statements and the shareholders’ equity of the subsidiaries are eliminated from the consolidated financial statements.

      Assets and revenues of the Company which are included in the consolidated financial statements constitute 98 and 98% of the consolidated totals, respectively (2001: 96 and 98%, respectively).

2.   GENERAL INFORMATION

2.1 Company general information

      The Company was incorporated as a public company limited under the laws of Thailand and listed on the Stock Exchange of Singapore in 1995. The Company operates its business in Thailand and is principally engaged in the operation of wireless telecommunications services and the distribution of handsets and accessories.

      The Company’s registered address is 333/3 Chai Building, Vibhavadi Rangsit Road, Ladyao, Chatuchak, Bangkok.

2.2 Agreements to operate cellular telephone services

2.2.1     On November 14, 1990, the Company entered into an agreement with the Communications Authority of Thailand (“CAT”) to operate cellular telephone services. Under the Cellular Telephone Service Agreement with CAT (“the Concession”), the Company has an obligation to transfer operating assets to CAT free of charge. The value added tax imposed on the transfer of these assets has been charged to CAT and recorded as “Value added tax refundable from CAT” in the balance sheet.

TOTAL ACCESS COMMUNICATION PUBLIC COMPANY LIMITED

Notes to the Consolidated Financial Statements — (Continued)

      The Concession originally covered a 15-year period but the agreement was amended on July 23, 1993 and November 22, 1996 when the Concession period was extended to 22 years and 27 years, respectively. The service rate and fees charged to subscribers are subject to approval by CAT. The Company is obliged to comply with the various conditions and pay fees in accordance with the Concession.

      Fees are based on the greater of a minimum annual payment and a percentage of revenues from services. The percentages of revenues from service for each year and minimum annual payment are as follows:

	Percentage of
	revenues per	Minimum Annual
Year	annum	Payment

	(Baht in millions)
1 - 4	12	22 to 154
5	25	353
6 - 15	20	382 to 603
16 - 20	25	748 to 770
21 - 27	30	752 to 1,200

      The Company commenced commercial operations on September 16, 1991.

2.2.2     On November 9, 1995, the Company entered into an agreement with the Telephone Organisation of Thailand (“TOT”) to allow TOT to hold ordinary shares of the Company. The Company issued 42,829,050 new shares to TOT at a par value of Baht 10 each. TOT was not required to pay for the shares as the Company deemed the transaction to be beneficial to its interests and, therefore the cost of the shares was recorded as “Prepaid royalty” and is amortized over the concession period.

      As a result of the joint interest, TOT and CAT agreed to reduce fees payable by the Company, with the reduction being made to the fee paid by the Company to CAT under the Concession as follows:

Year ended	Fee reduction

	(Baht in millions)
September 15, 1995	173
September 15, 1996	455
September 15, 1997	662
September 15, 1998 to 2011	827	(per year)
September 15, 2012	579
September 15, 2013	248

      This agreement provides that if TOT wishes to sell the shares within 3 years from the date of acquisition, the Company is required to find parties to acquire the shares from the TOT, at the price specified in the agreement.

      On September 22, 1998, TOT instructed the Company to arrange for the sale of its shares in accordance with the agreement. Since then the Company has considered, and will continue to consider appropriate action to satisfy this requirement.

TOTAL ACCESS COMMUNICATION PUBLIC COMPANY LIMITED

Notes to the Consolidated Financial Statements — (Continued)

2.2.3  Assignment of rights and obligations under an agreement to operate cellular telephone services with Wireless Communications Services Company Limited.

      On June 19, 1996, the Company, CAT and Wireless Communications Services Company Limited (“WCS”) entered into an agreement to assign the rights and obligations under the Agreement to Operate Cellular Telephone Services. With the consent of CAT, the Company assigned and transferred to WCS a certain portion of the Company’s rights and obligations to operate a cellular telephone service (Digital PCN 1800). The Company would receive approximately Baht 2,250 million from WCS as consideration for allowing WCS to use the Company’s network and facilities and the assignment of part of the rights and obligations to operate the cellular telephone service to WCS.

      In April 1998, the Company took over collections from the customers of WCS, and has recognized such collections as revenues since that time. The Company stopped recognizing the consideration receivable from WCS in the third quarter of 1998, and set up a full provision for the consideration receivable. The Company entered into a Restructuring Agreement with WCS and WCS’s shareholders, under which a conditional waiver of WCS’s obligations to the Company was provided and WCS’s subscribers were transferred to the Company.

      On April 10, 1998, the Company entered into an “Airtime Provider Agreement” with IEC to allow IEC to provide services as specified in the agreement. IEC was to provide services to existing customers that IEC has obtained under a Marketing Provider Agreement with WCS until April 10, 1998 and to new customers that IEC obtained under this agreement, starting from April 11, 1998. IEC receives a fee based on a percentage on revenues from telephone services.

2.2.4  Assignment of rights and obligations under an agreement to operate cellular telephone services with Digital Phone Company Limited.

      On November 19, 1996, the Company, CAT and Digital Phone Company Limited (“DPC”) entered into an agreement to assign rights and obligations under the Agreement to Operate Cellular Telephone Services. With the consent of CAT, the Company assigned and transferred to DPC a certain portion of the Company’s rights and obligations to operate a cellular telephone service (Digital PCN 1800). The Company agreed to terminate the Agreement on the Appointment of Agent to provide the cellular telephone service (Digital PCN 1800) (the “Service Provider Agreement”) made with Samart Corporation Public Company Limited (“Samart”) prior to March 16, 1998 or on such earlier date that DPC commenced commercial operations.

      On January 7, 1997, the Company, Samart and DPC entered into a Shareholders Agreement to the unwind the Service Provider Agreement and other relevant agreements which include the following conditions:

(a)	The Company will receive approximately Baht 5,400 million from DPC as consideration for allowing DPC to use the Company’s network and facilities and the transfer to DPC of part of the rights and obligations to operate the cellular telephone service. The Company recognizes this amount in the earnings statement as a reduction against cost of providing service evenly over the remaining concession period. The amount recognized in 2002 was Baht 235 million (2001: Baht 235 million).

(b)	The Company had to pay approximately Baht 1,238 million to Samart, representing the advance received from Samart under the Service Provider Agreement, due to the termination of that agreement.

(c)	The Company received payment from Samart based on its net operating profits earned a service provider until the effective termination date of the Service Provider Agreement. The Company recognized the amount in the earnings statements as other income in 1997 and 1998.

TOTAL ACCESS COMMUNICATION PUBLIC COMPANY LIMITED

Notes to the Consolidated Financial Statements — (Continued)

      On October 9, 1998, the Company entered into an Amendment Agreement to the Unwind Service Provider Agreement to receive early payment a certain amounts before the repayment date in the Unwind Agreement in return for giving discount on the consideration due of approximately USD 10 million and rescheduled the repayment of the balance of the consideration.

      DPC commenced commercial operation of the cellular telephone service on March 16, 1998.

2.3 Excise tax

      On January 28, 2003, the Ministry of Finance announced the introduction of an excise tax for telecommunication businesses which requires excise tax to be paid on mobile telecommunication services, at a rate of 10% of revenue from telecommunications services. This tax can be deducted from fees to be paid to CAT, as described in Note 2.2.1, and is payable to the Excise Department on a monthly basis.

3.   SIGNIFICANT ACCOUNTING POLICIES

      The financial statements have been prepared in accordance with the Thai accounting standards pronounced by the Institute of Certified Accountants and Auditors of Thailand and with the Accounting Act B.E. 2543.

      Significant accounting policies adopted by the Company and subsidiaries are summarized below:

3.1 Revenue recognition

      Revenue from telephone service is recognized as income when service has been rendered. Revenues from sales is the invoiced value of goods supplied after deducting discounts. Revenue is shown excluding value added tax.

3.2 Investments

      Other long-term investments in marketable securities which the Company intends to hold as available-for-sale, are stated at fair value. Gain or loss arising from changes in the value of such investment is separately shown in shareholders’ equity under the caption “Unrealized gain/ loss on changes in the value of investments in available-for-sale securities”.

      Other long-term investments in non-marketable equity securities, which the Company holds as other investments, are stated at cost. Loss on impairment of other investments are recognized in the earnings statements when there is permanent diminution in value of the investments.

3.3 Inventories

      Inventories are valued at the lower of cost (moving average and first-in, first-out basis) and net realizable value.

3.4 Trade accounts receivable and allowance for doubtful accounts

      Trade accounts receivable are stated at their net realizable value. Allowance for doubtful accounts is provided for estimated losses that may be incurred in the collection of receivables. The allowance is based on collection experience and the current status of receivables outstanding at the balance sheet date.

3.5 Property, plant and equipment/ depreciation

      Property is stated at cost. Plant and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working

TOTAL ACCESS COMMUNICATION PUBLIC COMPANY LIMITED

Notes to the Consolidated Financial Statements — (Continued)

condition for its intended use. Expenditure for additions, improvements and renewals are capitalized, while expenditures for maintenance and repairs are charged to the earnings statements. When assets are sold or retired, their cost and accumulated depreciation are removed from the accounts and any gain or loss resulting from their disposal is included in the earnings statements.

      Depreciation of buildings and equipment is calculated by reference to their cost on a straight-line basis over the following estimated useful lives:

Buildings	20 years
Building improvement	5-15 years
Leasehold right	over the period of lease
Equipment for supporting Cellular Telephone Services	Concession period and 10 years
Cell site improvement	20 years
Others	5 years

      No depreciation is provided for land, building in progress, work in progress and equipment under installation.

3.6 Amortization

      Deferred right to the use of equipment is amortized on a straight-line basis over the Concession period.

      Deferred charges, which are mainly expenditures relating to transmission facilities, software fees, loan arrangement fees, bond underwriting fees and fees of extension loan agreements, are amortized on a straight-line basis over periods of 2 to 10 years or the Concession period.

      Costs of the right to operate the “am/pm” shops are amortized on the straight-line basis over the remaining period of Licensing Agreement (7.5 years).

3.7 Deferred income tax assets/ liabilities

      Deferred income tax assets/ liabilities are recognized for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes as at the balance sheet date. This will be realized in future periods when the income is realized, or the expenses provided for, are actually incurred and considered deductible for income tax purposes.

      Deferred income tax assets are recognized for deductible temporary differences if it is high probable that the Company will generate sufficient taxable profits from its future operations to utilize these assets.

      Deferred income tax liabilities are recognized for all payable temporary differences.

      Deferred tax assets and liabilities are calculated based on the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date.

      (This accounting policy is in accordance with the accounting standard pronounced by the Institute of Certified Accountants and Auditors of Thailand but not yet effective under the Accounting Act B.E. 2543.)

3.8 Foreign currencies

      Foreign currency transactions during the year are translated into Thai Baht at exchange rates prevailing on the transaction date. Assets and liabilities denominated in foreign currency outstanding at the balance sheet date are translated into Thai Baht at the exchange rates prevailing on the balance sheet date, with the

TOTAL ACCESS COMMUNICATION PUBLIC COMPANY LIMITED

Notes to the Consolidated Financial Statements — (Continued)

exception of those covered by forward exchange contracts which are accounted for at the contracted rate. Exchange gains and losses are included in the earnings statements.

      Discounts or premiums, the difference between the spot exchange rate and the forward exchange rate at the inception of the contract, are deferred and amortized to earnings over the contract period using the straight-line method.

3.9 Earnings per share

      Basic earnings per share is calculated by dividing the net earnings for the year by the weighted average number of ordinary shares in issue during the year.

      Diluted earnings per share is calculated by dividing net earnings for the year, after adjusting for the effect of transactions with dilutive potential to ordinary shares, by the total sum of the weighted average number of ordinary shares in issue during the year and the weighted average number of ordinary shares to be issued for conversion of all dilutive potential ordinary shares into ordinary shares.

3.10 Use of accounting estimates

      Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates for certain accounting transactions, affecting amounts reported in the financial statements and notes related thereto. Subsequent actual results may differ from these estimates.

4.   CHANGE IN ACCOUNTING POLICY

      During the third quarter of 2002, the Company changed its accounting policy for accounting for deferred income tax. The amended policy now recognizes deferred income tax assets/ liabilities relating to temporary differences in accordance with the Thai Accounting Standard No. 56 “Accounting for income taxes”. The Company recorded the effect of the accounting change against the beginning balance of retained earnings and restated the previous year’s financial statements, presented herein for comparative purposes, as though deferred tax were originally recorded. The adjustment has the effect of decreasing the net earnings for the year ended December 31, 2002 by Baht 47 million (a decrease of Baht 0.10 per share) and decreasing the net earnings for the year ended December 31, 2001 by Baht 273 million (a decrease of Baht 0.58 per share). The cumulative effect of the accounting change has been presented under the heading of “Cumulative effect of the change in accounting policy relating to accounting for income tax” in the statements of changes in shareholders’ equity.

5.   RECLASSIFICATION OF ACCOUNTS

      As at December 31, 2000, the Company had treasury stock of Baht 1,972 million which was separately presented in the financial statements as “Shares of the Company held by a subsidiary” in the shareholders’ equity. This amount included losses amounting to Baht 1,947 million from sales of such stock. In the fourth quarter of 2001, the Institute of Certified Accountants and Auditors of Thailand (ICAAT) issued a new guideline regarding the recording of treasury stock which requires that the losses from sales of treasury stock be charged directly to retained earnings and that the treasury stock account include only treasury stock which has not yet been sold. This is effective for financial statements of accounting periods ended on or after December 31, 2001. As a result, the Company has amended its accounting policy accordingly and has adjusted the losses from sales of such stock against the beginning balance of retained earnings of 2001. This is regarded as a change in accounting standards made in conformity with the newly issued ICAAT guideline. This accounting change has no effect on shareholders’ equity as it involves only a reclassification of accounts.

TOTAL ACCESS COMMUNICATION PUBLIC COMPANY LIMITED

Notes to the Consolidated Financial Statements — (Continued)

6.   ACCOUNTS RECEIVABLE — TRADE

	2001	2002

	(Baht)
Accounts receivable — telephone services	4,072,642,804	3,178,568,199
Accounts receivable — international telephone roaming services	284,005,645	345,146,758
Accounts receivable — sales of telephone sets	424,334,838	91,118,960
Accounts receivable — others	96,995,072	103,027,343

Total	4,877,978,359	3,717,861,260
Less: Allowance for doubtful accounts	(728,833,930)	(1,307,540,286)

Accounts receivable — trade, net	4,149,144,429	2,410,320,974

      Aging of accounts receivable — telephone services are as follows:

	2001	2002

	(Baht in thousands)
Less than 1 month	2,737,795	1,617,277
1 month to 3 months	445,458	198,958
3 months to 5 months	313,476	202,314
Over 5 months	575,914	1,160,019

Total	4,072,643	3,178,568
Less: Allowance for doubtful accounts	(635,645)	(1,205,540)

Accounts receivable — telephone services, net	3,436,998	1,973,028

      The Company sets up allowance for doubtful accounts after consideration of the availability of customer deposits and collection experience. In addition, as from the second quarter 2001, the Company has implemented a revised policy under which it establishes the allowance for doubtful accounts as a certain percentage of revenue from telephone services on a progressive basis and provides against the balance of all accounts receivable — telephone services which are outstanding more than 150 days.

      Aging of accounts receivable — sales of telephone sets are as follows:

	2001	2002

	(Baht in thousands)
Accounts receivable — dealers
Less than 1 month	353,049	26,704
1 month to 3 months	7,582	591
Over 3 months	48,535	49,382

	409,166	76,677
Accounts receivable — hire purchase (net of deferred interest)	15,169	14,442

Total	424,335	91,119
Less: Allowance for doubtful accounts	(40,393)	(37,941)

Accounts receivable — dealers, net	383,942	53,178

TOTAL ACCESS COMMUNICATION PUBLIC COMPANY LIMITED

Notes to the Consolidated Financial Statements — (Continued)

7.   RELATED PARTY TRANSACTIONS

      The Company and its subsidiaries enter into business transactions with each other and with related companies, principally in respect of the purchase and sales of goods, the rendering and receiving of services, cash advances and loans. These companies are related through shareholding and directorships. Such transactions, which have been concluded on terms and conditions determined by the Company and those related companies and which are in the normal course of business, are summarized below:

	2001	2002	Pricing Policy

	(Baht in millions)
Transactions with associated company: United Distribution Business Co., Ltd.
Sales of goods	—	6,316	market price which approximates net book value
Services income	—	29	as per agreement
Purchases of goods	—	407	cost plus certain margin
Transactions with related company: United Communication Industry Plc. (“UCOM”)
Sales of goods	3,766	2,496	price determined by the parties concerned which is close to cost
Service income	206	—	market price (numbering fee)
Purchases of goods	1,524	141	Handsets: cost plus 0.5% margin Equipment: cost plus 7-15% margin
Service expenses	256	762	cost plus 7-15% margin, as per agreement
Credit notes for return of numbering fee	323	—	see note 26
Transactions with other related companies
Purchase of goods	98	—	cost plus certain margin
Service expenses	247	58	cost plus certain margin, as per agreement
Service fees for installation of cell site equipment	820	534	as per agreement
Management fee	120	100	as per agreement

TOTAL ACCESS COMMUNICATION PUBLIC COMPANY LIMITED

Notes to the Consolidated Financial Statements — (Continued)

      The significant outstanding balances arising from the above transactions, as separately presented in the consolidated balance sheets, comprised the following:

	2001	2002

	(Baht)
Accounts receivable — trade: associated company
United Distribution Business Co., Ltd.	—	1,614,338,317

Total accounts receivable — trade: associated company	—	1,614,338,317

Accounts receivable — trade: related companies
United Communication Industry Plc.	1,132,766,849	—

United Communication Subscribers Co., Ltd.	68,487,983	5,908,646
Less: Allowance for doubtful account	(17,288,382)	—

	51,199,601	5,908,646
United Information Highway Co., Ltd.	25,555	16,442

Others	32,950,220	257,177
Less: Allowance for doubtful accounts	(25,956,330)	—

	6,993,890	257,177

Total accounts receivable — trade: related companies	1,190,985,895	6,182,265

Advances to related companies
United Communication Industry Plc.	117,703,090	—
Less: Allowance for doubtful account	(49,000,000)	—

	68,703,090	—

Others	14,488,825	1,419,106
Less: Allowance for doubtful accounts	(8,047,552)	—

	6,441,273	1,419,106

Total advances to related companies	75,144,363	1,419,106

Amounts due from related companies
Amounts due from related companies	788,153,518	506,974,202
Less: Allowance for doubtful accounts	(756,757,485)	(501,610,916)

Total amount due from related companies	31,396,033	5,363,286

Accounts payable — trade: associated company
United Distribution Business Co., Ltd.	—	31,512,485

Total accounts payable — trade: associated company	—	31,512,485

Accounts payable — trade: related companies
United Communication Industry Plc.	—	185,206,977
United Telecom Sales and Services Co., Ltd. (Formerly named “Rural Telephone Service Co., Ltd.”)	—	40,580,342
Others	3,771,287	—

Total accounts payable — trade: related companies	3,771,287	225,787,319

Advances from associated company
United Distribution Business Co., Ltd.	—	20,063,387

Total advances from associated company	—	20,063,387

Advances from related companies
Telenor Asia Pte. Ltd.	120,321,189	195,907,652
Others	34,843,835	41,600,598

Total advances from related companies	155,165,024	237,508,250

TOTAL ACCESS COMMUNICATION PUBLIC COMPANY LIMITED

Notes to the Consolidated Financial Statements — (Continued)

8.   INVENTORIES

	2001	2002

	(Baht)
Inventories	2,168,503,626	874,178,490
Less: Allowance for inventory obsolescence	(270,329,920)	(597,581,493)

Inventories — net	1,898,173,706	276,596,997

9.   OTHER CURRENT ASSETS

	2001	2002

	(Baht)
Interim tax	193,504,350	—
Withholding tax deducted at source	73,237,509	47,568,450
Value added tax refundable from CAT	19,374,499	—
Value added tax refundable	565,534	275,083,088
Prepaid expenses	79,201,669	61,699,586
Accounts receivable — others	145,759,854	6,051,813
Accounts receivable — Revenue Department	1,155,867,659	580,447,258
Advance payment	45,919,405	29,951,071
Accounts receivable — TOT	—	131,085,874
Receivable for cash discounts given from a supplier	1,568,667,661	—
Others	77,670,881	164,011,518

Total other current assets	3,359,769,021	1,295,898,658

      The Company claimed a refund of withholding tax deducted at source and interim tax totaling Baht 261 million from the Revenue Department, and during 2002 the Revenue Department refunded Baht 257 million of this interim tax and withholding tax deducted at source to the Company.

      Accounts receivable/ payable — TOT consists of:

	2001	2002

	(Baht in thousands)
Receivable from fee reduction for the concession periods ended:
September 15, 1997	103,944	103,944
September 15, 1998	195,073	195,073
September 15, 1999	211,258	211,258
September 15, 2000	37,038	34,881
September 15, 2001	827,390	—
September 15, 2002	242,550	827,390
September 15, 2003	—	242,550

	1,617,253	1,615,096
Less: Allowance for doubtful accounts	(547,313)	(545,156)

	1,069,940	1,069,940
Payable from access charges and others	(1,147,363)	(938,854)

Accounts receivable (payable) — net	(77,423)	131,086

TOTAL ACCESS COMMUNICATION PUBLIC COMPANY LIMITED

Notes to the Consolidated Financial Statements — (Continued)

      The Baht 545 million receivable from the fee reductions for the Concession periods 1997 to 2000 has not yet been paid, and the Company is negotiating over this amount with TOT. Full provision has been set up for these receivables in 2002 and 2001.

      The balance of accounts payable — TOT as at December 31, 2001 has been included in “Accounts payable — trade” in the balance sheet (Note 18).

10. DEPOSITS AT FINANCIAL INSTITUTIONS

      Deposits at financial institutions as at December 31, 2002 represented a subsidiary’s deposits at bank amounting to Baht 37 million which are pledged to secure facilities granted by the bank.

      Deposits at financial institutions as at December 31, 2001 represented a negotiable certificate of deposit amounting to Baht 16 million with a commercial bank that is subject to the interest rate announced by the bank and is due to mature in 2003 and a subsidiary’s deposits at bank amounting to Baht 37 million which are pledged to secure facilities granted by the bank.

11.	INVESTMENT IN ASSOCIATED COMPANY ACCOUNTED FOR UNDER EQUITY METHOD

      Investment in associated company comprises 5 million ordinary shares in United Distribution Business Co., Ltd., with a par value of Baht 10 each. This represents 25% interest of that company existing share capital amounting to Baht 50 million. As at December 31, 2002, this investment accounted for under equity method was valued at Baht 69 million.

12. OTHER LONG-TERM INVESTMENTS

	2001	2002

	(Baht)
Available-for-sale securities
Marketable equity securities
The International Engineering Plc.	127,000,000	127,000,000
Less: Provision for impairment loss	(119,634,000)	(119,634,000)
Add: Unrealized gain from changes in valuation of investment in available-for-sale securities	—	8,128,000

	7,366,000	15,494,000

Debt securities	828,515	755,263

Government bonds	19,931,000	—

Other investments
Digital Phone Co., Ltd.	197,600,000	197,600,000

Other companies	84,933,381	71,983,666
Less: Provision for impairment loss	(83,333,381)	(69,075,731)

Other companies — net	1,600,000	2,907,935

Total other long-term investments	227,325,515	216,757,198

TOTAL ACCESS COMMUNICATION PUBLIC COMPANY LIMITED

Notes to the Consolidated Financial Statements — (Continued)

13.	ASSIGNMENT OF RIGHTS AND OBLIGATIONS UNDER THE AGREEMENT TO OPERATE CELLULAR TELEPHONE SERVICES

Assets

      “Account receivable from assignment of right” represents consideration receivable from DPC and related accrued interest, as described in Note 2.2.4 (a).

      The balance of consideration receivable from DPC as at December 31, 2002 was USD 105.4 million (2001: USD 96.6 million) based on the lower of Baht 38.57 per USD 1 or the average prevailing exchange rate quoted by the Bank of Thailand at the date specified in the agreement. The balance is due for payment during 2002 to 2005, earns interest at the rate of 7.75 — 9.50% per annum and is guaranteed by the rights and obligations under the agreement to operate cellular telephone service of DPC.

      The Company has not received the amount due to be paid by DPC on September 30, 2002 and related accrued interest, together totaling USD 17 million. As at December 31, 2002, no provision has been established for this receivable as management is of the opinion that there are no legal or commercial reasons to support this and they expect DPC to make payment in full.

Liability

      “Advance received — other” represents the Baht 5,400 million consideration to be received from DPC, net of the amount recognized in revenue, under the agreement referred to in Note 2.2.4 (a).

TOTAL ACCESS COMMUNICATION PUBLIC COMPANY LIMITED

Notes to the Consolidated Financial Statements — (Continued)

14. PROPERTY, PLANT AND EQUIPMENT

							Equipment
							for supporting			Furniture,			Advertising
							Cellular		Asset	fixtures and	Machinery		and
			Building in	Land	Building	Leasehold	Telephone	Cell site	awaiting	office	and		communication
	Land	Buildings	progress	improvement	improvement	right	Services	improvement	transfer	equipment	equipment	Vehicles	equipment	Total

	(Baht)
Cost
December 31, 2000	1,193,845,552	1,020,188,499	519,282	19,982,074	302,314,866	35,419,195	1,180,007,225	126,069,509	102,386,950	430,316,230	1,554,437,922	177,894,752	147,905,609	6,291,287,665
Purchases	26,766,615	14,898,125	106,604	31,690	37,642,476	—	291,573,367	—	798,170	68,708,070	855,693,280	75,402,677	24,815,070	1,396,436,144
Disposals	—	—	—	—	(22,259,086)	—	(299,450)	—	(700,800)	(9,845,776)	(59,116,401)	(17,860,095)	(3,572,741)	(113,654,349)
Sale of subsidiary	(30,013,950)	—	—	—	—	—	—	—	—	—	—	—	—	(30,013,950)

December 31, 2001	1,190,598,217	1,035,086,624	625,886	20,013,764	317,698,256	35,419,195	1,471,281,142	126,069,509	102,484,320	489,178,524	2,351,014,801	235,437,334	169,147,938	7,544,055,510
Purchases	22,034,691	234,253,035	2,776,200	38,536	62,208,922	5,170,015	749,088,525	—	138,600	135,583,251	418,534,864	33,548,210	53,247,217	1,716,622,066
Disposals	(199,984,411)	(40,011,764)	(872,886)	(20,052,300)	(5,996,831)	—	—	—	(862,004)	(6,392,234)	(13,871,678)	(38,568,269)	(1,463,404)	(328,075,781)
Transferred in (out)	19,045,000	(19,045,000)	—	—	—	—	—	—	(432,217)	—	(166,833,996)	—	—	(167,266,213)

December 31, 2002	1,031,693,497	1,210,282,895	2,529,200	—	373,910,347	40,589,210	2,220,369,667	126,069,509	101,328,699	618,369,541	2,588,843,991	230,417,275	220,931,751	8,765,335,582

Accumulated depreciation
December 31, 2000	—	141,032,116	—	1,792,613	102,199,944	2,407,371	166,023,819	19,972,575	18,354,069	264,747,392	974,365,472	94,264,163	67,778,161	1,852,937,695
Depreciation for the year	—	48,299,014	—	999,278	42,462,426	2,325,169	66,710,832	6,303,475	—	62,271,003	333,272,269	33,721,368	29,079,925	625,444,759
Depreciation — disposals	—	—	—	—	(21,254,041)	—	—	—	—	(4,734,523)	(42,123,065)	(12,277,864)	(3,323,116)	(83,712,609)

December 31, 2001	—	189,331,130	—	2,791,891	123,408,329	4,732,540	232,734,651	26,276,050	18,354,069	322,283,872	1,265,514,676	115,707,667	93,534,970	2,394,669,845
Depreciation for the year	—	54,506,649	—	247,019	46,233,777	6,053,247	96,163,779	6,303,476	—	65,229,113	363,202,360	35,108,943	35,972,708	709,021,071
Depreciation — disposals	—	(6,625,852)	—	(3,038,910)	(5,058,804)	—	—	—	—	(5,732,540)	(4,523,452)	(33,913,478)	(697,883)	(59,590,919)
Transferred in (out)	—	—	—	—	—	—	—	—	—	—	(136,951,756)	—	—	(136,951,756)

December 31, 2002	—	237,211,927	—	—	164,583,302	10,785,787	328,898,430	32,579,526	18,354,069	381,780,445	1,487,241,828	116,903,132	128,809,795	2,907,148,241

Provision for impairment
December 31, 2000	3,000,000	—	—	—	—	—	—	—	31,115,486	—	—	—	—	34,115,486
Increase	—	—	—	—	—	—	—	—	41,487,315	—	—	—	—	41,487,315

December 31, 2001	3,000,000	—	—	—	—	—	—	—	72,602,801	—	—	—	—	75,602,801
Increase	—	—	—	—	—	—	—	—	10,371,829	—	—	—	—	10,371,829

December 31, 2002	3,000,000	—	—	—	—	—	—	—	82,974,630	—	—	—	—	85,974,630

Net book value
December 31, 2001	1,187,598,217	845,755,494	625,886	17,221,873	194,289,927	30,686,655	1,238,546,491	99,793,459	11,527,450	166,894,652	1,085,500,125	119,729,667	75,612,968	5,073,782,864

December 31, 2002	1,028,693,497	973,070,968	2,529,200	—	209,327,045	29,803,423	1,891,471,237	93,489,983	—	236,589,096	1,101,602,163	113,514,143	92,121,956	5,772,212,711

Depreciation included in the earnings statements for the year
2001														625,444,759

2002														709,021,071

TOTAL ACCESS COMMUNICATION PUBLIC COMPANY LIMITED

Notes to the Consolidated Financial Statements — (Continued)

15. DEFERRED RIGHT TO USE OF EQUIPMENT

      Deferred right to use of equipment represents the cost of tools and equipment for providing cellular telephone services under the agreements with CAT outlined in Note 2.2.1. Ownership of the tools and equipment was transferred to CAT at the date of commencing the services or when the equipment was put into use.

      The cost of such tools and equipment is deferred and amortized over the Concession period.

      Deferred right to use of equipment consists of the following:

	2001	2002

	(Baht)
Deferred right to use of equipment	68,008,964,171	79,343,453,661
Less: Accumulated amortization	(12,656,793,056)	(16,233,705,877)

Net deferred right to use of equipment	55,352,171,115	63,109,747,784

Amortization included in the earnings statements	2,713,213,380	3,576,912,818

16. OTHER NON-CURRENT ASSETS

	2001	2002

	(Baht)
Deferred expenses — net	608,112,434	1,043,943,343
Deferred expenses on transmission facilities — net	325,165,530	612,836,015
Deferred underwriting fees for bonds and convertible bonds — net	143,771,954	128,448,863
Deferred arrangement fees for loans — net	265,007,381	557,005,688
Deposits	410,363,403	185,488,277
Others	34,503,512	5,357,421

Total other non-current assets	1,786,924,214	2,533,079,607

Amortization included in the earnings statements	542,575,691	668,508,880

17. SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

	2001	2002

	(Baht)
Bills of exchange	1,650,392,482	501,698,630
Promissory Note	—	500,000,000
Trust receipts	246,869,715	—

Total short-term loans from financial institutions	1,897,262,197	1,001,698,630

      As at December 31, 2002, bills of exchange represent transferable 2-month bills of exchange issued by the Company to financial institutions due in 2003.

TOTAL ACCESS COMMUNICATION PUBLIC COMPANY LIMITED

Notes to the Consolidated Financial Statements — (Continued)

18. ACCOUNTS PAYABLE — TRADE

	2001	2002

	(Baht)
Accounts payable for the purchase of cell site equipment	5,866,142,581	4,828,380,197
Accounts payable for the purchase of handsets and related equipment	964,104,962	67,109,252
Accounts payable — CAT	873,080,196	991,307,029
Accounts payable — TOT (Note 9)	77,422,868	—
Others	136,295,312	202,429,419

Total accounts payable — trade	7,917,045,919	6,089,225,897

19. LONG-TERM LOANS

	2001	2002

	(Baht)
Bank loans (19.1)	6,500,000,000	—
Loan from Finnish Export Credit Plc. (19.2)	—	3,492,294,732
Bank loans guaranteed by Export Credits Guarantee Department of the Government of the United Kingdom (19.3)	—	1,918,590,877

Total	6,500,000,000	5,410,885,609
Less: Current portion	—	(876,502,493)

Long-term loans — net of current portion	6,500,000,000	4,534,383,116

19.1  As at December 31, 2001, Baht 6,500 million of the long-term bank loans represents credit drawn down from the Baht 16,000 million credit facility provided under a credit facility agreement dated October 24, 2001 which the Company entered into with a group of financial institutions. Interest is charged at the higher of MLR minus 0.5% and the average fixed deposit interest rate plus 2.5% per annum, and loan repayment is to be made in 14 quarterly installments of amounts stipulated in the agreement from 2003 to 2006.

      During 2002, the Company prepaid Baht 6,500 million outstanding under this loan from the proceeds of other. In addition, the Company cancelled all of the facility not yet drawn down, amounting to Baht 9,500 million.

19.2  On December 24, 2001 the Company entered into a Facility Agreement with Finnish Export Credit Plc. The principal terms of this facility are:

Facility:	USD 120 million (Tranche A: USD 63.8 million and Tranche B: USD 56.2 million)

Interest rate:	LIBOR plus 0.72% per annum

Interest period:	every six months

Principal repayment schedule:	14 semi-annual installments in the amounts and in the periods stipulated in the agreement from 2002 to 2009

Guarantee fee:	5.66% of each of drawn down amount

      Tranche A facility had been fully drawn by the end of the first quarter of 2002.

TOTAL ACCESS COMMUNICATION PUBLIC COMPANY LIMITED

Notes to the Consolidated Financial Statements — (Continued)

      As at December 31, 2002, USD 54.7 million of the Tranche A facility was outstanding (2001: Nil). The Company entered into currency swap agreements with foreign financial institutions to swap this loan to a Baht 2,403 million loan, of which Baht 1,201.5 million is subject to a floating Baht interest rate as stipulated in the agreement and the other Baht 1,201.5 million is subject to a fixed Baht interest rates as stipulated in the agreement. Repayment of this loan will be due from 2002 to 2008. In addition, the interest expense on part of this loan is covered by interest rate swap agreements.

      As at December 31, 2002, USD 24.8 million of the Tranche B facility had been drawn down (2001: Nil). The Company entered into currency swap agreements with foreign financial institutions to swap this USD 24.8 million loan to a Baht 1,089 million loan, with a floating Baht interest rate as stipulated in the agreement. For the USD 31.4 million of the credit facility not drawn down, the Company entered into currency swap agreements with foreign financial institutions, effective February 28, 2003, to swap the amount to a Baht 1,381 million loan with a floating Baht interest rate as stipulated in the agreement. Repayment of this loan will be due between 2003 and 2009.

19.3  On March 28, 2002, the Company entered into a Facility Agreement with banks, guaranteed by the Export Credits Guarantee Department of the Government of the United Kingdom. The principal terms of this facility are:

Facility:	JPY 6,704 million

Interest rate:	LIBOR plus 0.375% per annum

Interest period:	every six months

Principal repayment schedule:	14 equal semi-annual installments starting on June 30, 2002

Guarantee fee:	JPY 354 million, paid within 60 days of the signature of this agreement

      This facility had been fully drawn by the end of the second quarter of 2002.

      As at December 31, 2002, JPY 5,746 million of this facility was outstanding (2001: Nil). The Company entered into currency swap agreements with foreign financial institutions to swap this loan to a Baht 1,919 million loan, with a fixed Baht interest rates as stipulated in the agreements. Repayment of this loan will be due from 2002 to 2008.

19.4  On June 27, 2002, the Company entered into a Facility Agreement with Nordic Investment Bank. The principal terms of this facility are:

Facility:	USD 30 million

Interest rate:	LIBOR plus 1.15% per annum

Interest period:	every six months

Principal repayment schedule:	8 equal semi-annual installments in the amounts and in the periods stipulated in the agreement during 2006 to 2010.

      As at December 31, 2002, none of this credit facility has been drawn down. The Company entered into currency swap agreements with foreign financial institutions, effective June 30, 2003, to swap this loan to a Baht 1,270 million loan, with a floating Baht interest rates as stipulated in the agreement.

TOTAL ACCESS COMMUNICATION PUBLIC COMPANY LIMITED

Notes to the Consolidated Financial Statements — (Continued)

19.5 On October 29, 2002 the Company entered into a Baht 4,000 million a Facility Agreement with a group of financial institutions. The principal terms of this facility are:

Facility:	Baht 4,000 million

Interest rate:	THBFIX plus 1.65% per annum

Interest period:	every six months

Principal repayment schedule:	9 semi-annual installments in the amounts as stipulated in the agreement as from 2004 to 2008

      As at December 31, 2002, none of this credit facility has been drawn down.

      The above credit agreements contain covenants relating to various matters such as the maintenance of financial ratios, restrictions on incurring indebtedness and creating or permitting the subsistence of security interest on property and assets, a prohibition on making loans or granting guarantees except under certain conditions, and restrictions on the payment of dividends.

20. BONDS

	2001	2002

	(Baht in thousands)
US Dollar notes and bonds	13,306,100,000	13,306,100,000
Thai Baht debentures	21,000,000,000	25,142,840,000

	34,306,100,000	38,448,940,000
Less Current portion of bonds:
US Dollar bonds	—	—
Thai Baht debentures	(857,160,000)	(6,000,120,000)

Bonds — net of current portion	33,448,940,000	32,448,820,000

20.1 US dollar notes and bonds

      In November 1996, the Company issued notes and bonds totalling USD 400 million as follows:

—	Notes of USD 100 million at the offering price of 99.971% of the principal amount, bearing interest at 7.625% per annum which matured in November 2001.

—	Bonds of USD 300 million at the offering price of 99.773% of the principal amount, bearing interest at 8.375% per annum which have due for repayment in 2006.

      On May 1, 1997, with the approval of the requisite number of holders of the Notes and Bonds, the Company and TAC Finance Company B.V., a subsidiary, entered into a Supplemental Indenture Agreement whereby TAC Finance Company B.V. has replaced the Company as the primary obligor of the principal, premium (if any) and interest on the Notes of USD 100 million and Bonds of USD 300 million. The Company’s status as the issuer of the Notes and Bonds has been terminated and the Company has unconditionally and irrevocably guaranteed the payment obligations of TAC Finance Company B.V.

      The Company and its subsidiary entered into various currency exchange and interest rate swap agreements with foreign financial institutions to reduce exchange rate risk on these obligations.

      As at December 31, 2002 and 2001, all USD 300 million of the bonds are covered by cross currency agreements swapping them to Baht currency debt subject to annual interest at rates stipulated in the

TOTAL ACCESS COMMUNICATION PUBLIC COMPANY LIMITED

Notes to the Consolidated Financial Statements — (Continued)

agreements. The agreements mature in November 2006. In addition, part of the interest payable on the bonds has been hedged with interest rate swap agreements.

20.2 Thai Baht debentures

      20.2.1     On October 12, 2000, the Company issued Baht 6,000 million (6,000,000 units of Baht 1,000 each) of registered, unsubordinated, unsecured amortizing debentures with a trustee, bearing interest at 6.5% per annum and with a final maturity in 5 years. They are to be redeemed in 14 equal quarterly installments from July 12, 2002 until their maturity date of October 12, 2005.

      As at December 31, 2002, Baht 5,143 Million of this debenture was outstanding (2001: Baht 6,000 million)

      20.2.2     On April 4, 2001, the Company issued Baht 15,000 million (15,000,000 units of Baht 1,000 each) of registered, unsubordinated, unsecured amortizing debentures with a trustee, bearing interest at 5.6% per annum and with a final maturity in 5 years. They are to be redeemed in 14 equal quarterly installments from January 4, 2003 until their maturity date of April 4, 2006.

      As at December 31, 2002, Baht 15,000 million of this debenture was outstanding (2001: Baht 15,000 million).

      20.2.3     On October 30, 2002, the Company issued Baht 5,000 million (5,000,000 units of debentures of Baht 1,000 each) registered, unsubordinated, unsecured debentures with a trustee, comprising:

—	Debentures of Baht 4,000 million bearing interest at 5.8% per annum and with a final maturity in 7 years, which are due for repayment in full in October 2009.

—	Debentures of Baht 1,000 bearing interest at 8.3% minus the “6-month THBFIX” per annum for the first to third years, interest at the fixed 5.8% per annum for the fourth to seventh years and with a final maturity in 7 years, which are due for repayment in full in October 2009. The interest expenses for the first to third years of this debenture has been covered by interest swap agreements that result in the Company paying a fixed interest rate.

      As at December 31, 2002, Baht 5,000 million of these debentures was outstanding.

      The Thai Baht debentures contain covenants relating to various matters such as the maintenance of financial ratios, restrictions on creating or permitting the creation of security interest on property and assets, a prohibition on making loans or granting guarantees except under certain conditions, and restrictions on the payment of dividends.

      On April 30, 2002, the Annual General Meeting of the Shareholders approved the issuance and offer for sale of debentures not exceeding Baht 20,000 million or in equivalent amount in other currencies. Up to the report date, Baht 5,000 million of debentures, as described in note 20.2.3, have been issued.

21. CONVERTIBLE BONDS

a)	In May and July 1996, the Company issued USD 220 million of convertible bonds (220,000 units of USD 1,000 each) bearing interest at 2% per annum and maturing on May 31, 2006 with a fixed exchange rate of Baht 25.29 per USD 1. The bonds are convertible between July 10, 1996 and April 30, 2006 at a price of USD 10.50 per ordinary share.

b)	In August 1996, the Company issued USD 30 million of convertible bonds (30,000 units of USD 1,000 each) bearing interest at 2% per annum and maturing on August 14, 2006 with a fixed exchange rate of Baht 25.29 per USD 1. The bonds are convertible between September 23, 1996 and July 14, 2006 at a price of USD 10.50 per one ordinary share.

TOTAL ACCESS COMMUNICATION PUBLIC COMPANY LIMITED

Notes to the Consolidated Financial Statements — (Continued)

      The convertible bonds carry a call option allowing the Company to redeem them under certain conditions. They also include a put option allowing the bondholders to have their bonds redeemed at a premium of 34.05% of the principal amount, on May 31, 2001 and August 14, 2001.

      In September and November 2000, the Company repurchased USD 34.05 million and USD 7.68 million of the convertible bonds, respectively, with no material gain or loss.

      In April 2001, the Company redeemed USD 4.3 million of the convertible bonds, prior to maturity, with no material gain or loss.

      On May 31, 2001, the Company redeemed USD 215 million (or Baht 8,543 million) of the convertible bonds at a premium, as a result of bondholders’ exercising their put options. Related expenses of Baht 277 million were also incurred. No application was made to exercise the put option for USD 13.5 million of the bonds and these were to mature in 2006 with a fixed exchange rate of Baht 25.29 per USD 1 and continued to carry the call option allowing the Company to redeem them under certain conditions, and the bondholders retain the right to convert the bonds to ordinary shares until April 30, 2006. The Company recognized a foreign exchange gain of Baht 245 million in the second quarter of 2001 from adjustment of the value of the bonds based on the exchange rate at the maturity date.

      USD 11.99 million of these convertible bonds were subsequently redeemed on August 31, 2001, prior to maturity, with a gain on redemption of approximately Baht 54 million.

      On August 14, 2001, the Company redeemed USD 40.2 million, or Baht 1,661 million, of the convertible bonds at a premium, as a result of the bondholders’ exercising their put option, with additional related expenses of Baht 53 million.

      As at December 31, 2002 and 2001, the outstanding convertible bonds comprise of USD 1.5 million for which the bondholders did not exercise their put option on May 31, 2001.

22. ADVANCES RECEIVED FOR REGISTRATION OF NUMBER

      Advances received for the registration of numbers were amounts collected from vendors for each telephone number to be sold to customers. The Company recognized the amount partly as revenue and partly as customers’ deposits when service of the telephone number was brought into service.

23. CUSTOMERS’ DEPOSITS

      Customers’ deposits are amounts collected from subscribers which the Company has to refund to subscribers when subscription contracts are terminated as at the Company’s discretion. At the end of the concessioned period, the Company would have to transfer any outstanding balance to CAT.

24. SHARES OF THE COMPANY HELD BY A SUBSIDIARY

      As at December 31, 2002 and 2001, the Company had treasury stock of 170,100 shares which were held by a subsidiary. They are presented as a deduction in shareholders’ equity and are stated at cost.

25. STATUTORY RESERVE

      Pursuant to Section 116 of the Public Limited Companies Act B.E. 2535, the Company is required to set aside a statutory reserve of at least 5% of its net earnings after deducting accumulated deficits brought forward (if any), until the reserve reaches 10% of the registered share capital. During 2002, the Company set aside Baht 109 million to the statutory reserve from its net earnings for the year.

TOTAL ACCESS COMMUNICATION PUBLIC COMPANY LIMITED

Notes to the Consolidated Financial Statements — (Continued)

26. RETURN OF NUMBERING FEE

      As from the first quarter of 2001, the Company changed its policy and has ceased collecting a numbering fee from its vendors when mobile telephone numbers are allocated.

      In addition, the Company has returned the amounts of such fees, collected in the past for mobile telephone numbers for which service to customers has not yet commenced. The related credit notes issued to UCOM and other vendors amounting to Baht 323 million and Baht 289 million, respectively, were recorded as a deduction against “Other operating income” in the earnings statement for the year ended December 31, 2001.

27. FINANCIAL COSTS

	2001	2002

	(Baht)
Interest expenses	2,801,471,878	2,834,211,346
Provision for the premium payable on redemption of convertible bonds	320,959,602	—
Amortization of arrangement fees for loan	—	36,561,337

Total financial costs	3,122,431,480	2,870,772,683

28. CORPORATE INCOME TAX

      Corporate income tax expenses for the years ended December 31, 2002 and 2001 consist of the following:

	2001	2002

	(Baht)
Income tax payable on taxable profit for the year	860,339,005	929,357,719
Add: Net decrease in deferred tax on temporary differences	273,249,622	46,942,885

Income tax expenses — net	1,133,588,627	976,300,604

29. STATEMENTS OF CASH FLOWS

      For the purposes of the statements of cash flows, cash and cash equivalents include cash and deposits at financial institutions with an original maturity of 3 months or less and without commitments.

      Cash and cash equivalents as reflected in the statements of cash flows consist of the following:

	2001	2002

	(Baht)
Cash and deposits at financial institutions	1,826,229,155	1,478,176,522
Fixed deposits at financial institutions	1,266,884,082	18,549,493

Cash and cash equivalents	3,093,113,237	1,496,726,015

30. FINANCIAL INSTRUMENTS

30.1 Financial risk management policies

      The Company and subsidiaries are exposed to risks from changes in market interest rates and in currency exchange rates, and from nonperformance of contractual obligations by counterparties. The Company and subsidiaries use derivative instruments, as and when they are considered appropriate, to manage such risks. Such instruments are not held or issued for speculative or trading purposes.

TOTAL ACCESS COMMUNICATION PUBLIC COMPANY LIMITED

Notes to the Consolidated Financial Statements — (Continued)

30.2 Interest rate risk

      Interest rate risk is the risk that future movement in market interest rates will effect the results of the Company and subsidiaries’ operations and their cash flows. The Company’s and subsidiaries’ exposure to interest rate risk relates primarily to their deposits at financial institutions, short-term loans, long-term loans, bonds and convertible bonds. Part of these financial assets and liabilities carry fixed interest rates and the Company and subsidiaries do not use derivative financial instruments to hedge such risk, while certain amounts are covered by derivative financial instruments as described in Note 19, 20 and 21.

      As at December 31, 2002 the Company and subsidiaries are exposed to interest rate risks in relation to the following financial assets and liabilities:

		Floating	Fixed
		interest	interest
Items	Note	rate	rate	Total

		(Baht in millions)
Financial assets
Deposits at financial institutions	29	1,478	—	1,478
Fixed deposits at financial institutions	29	17	2	19
Financial liabilities
Short-term loans from financial institutions	17	—	1,002	1,002
Long-term loans	19	2,291	3,120	5,411
Bonds	20	11,082	27,367	38,449
Convertible bonds	21	—	38	38

      The Company and subsidiaries are exposed to interest rate risk on financial assets and liabilities, which carrying fixed interest rate which can be classified by maturity as follows:

		Within	Over
Items	Note	12 months	12 months	Total	Interest rate

		(Baht in millions)
Financial assets
Fixed deposit at financial institution		2	—	2	0.50%
Financial liabilities
Short term loans from financial institutions	17	1,002	—	1,002	2.00%
Long-term loans:
Loan from Finish Export Credit Plc	19.2	200	1,001	1,201	3.50% - 7.75%
Bank loans guaranteed by Export Credits
Guarantee Department of the Government of the United Kingdom	19.3	320	1,599	1,919	3.00% - 8.00%
Bonds:
US Dollar bonds	20.1	—	2,224	2,224	5.35% - 8.90%
Thai Baht debentures	20.2	6,000	19,143	25,143	5.60%, 5.75%, 5.80% and 6.50%
Convertible bonds	21	—	38	38	2.00%

30.3 Foreign currency risk

      The Company and subsidiaries’ exposure to foreign currency risk relates primarily to trade accounts payable, long-term loans and bonds which are denominated in foreign currencies. The Company and subsidiaries primarily utilize forward exchange contracts and currency swap agreements to hedge the exchange rate risk arising from these instruments (Note 19 and 20.1).

TOTAL ACCESS COMMUNICATION PUBLIC COMPANY LIMITED

Notes to the Consolidated Financial Statements — (Continued)

      As at December 31, 2002 the Company and subsidiaries had the following foreign currency assets and liabilities (after the execution of forward currency and swap currency transactions for certain parts of their liabilities) which were not hedged against foreign exchange rate risk:

		Foreign	Due for
	Amount	currency	repayment

	(Millions)		(Year)
Assets
Deposits at financial institutions	2.0	USD	—
Liabilities
Accounts payable — trade*	68.0	USD	2003
	0.4	EUR	2003

Net liabilities	66.0	USD

	0.4	EUR

(*)	net of the amounts of USD 32.6 million and EUR 1.6 million covered by forward contracts and swap contracts.

      The exchange rates for translation of foreign currency liabilities into Baht as of December 31, 2002 were Baht 43.3039 per USD 1 and Baht 45.1035 per EUR 1.

30.4 Credit risk

      The Company and subsidiaries are exposed to credit risk primarily with respect to trade accounts receivable. However, due to the large number of entities comprising the Company and subsidiaries’ customer base, the Company and subsidiaries do not anticipate material losses from debt collection and believe that the maximum exposure to credit risk is limited to the carrying amount of receivables less allowance for doubtful debts as stated in the balance sheets.

      With respect to off-balance sheet derivative financial instruments, it is the Company’s policy to enter into financial instruments with creditworthy counterparties. Therefore, the Company does not expect any material losses to arise from the counterparties’ failure to perform their obligations under the financial instruments.

30.5 Fair value

      Given that all financial assets are short-term, parts of financial liabilities are short-term and that long-term financial liabilities, long-term loans and bonds carry interest at rates close to current market rates, management believes that their fair value does not materially differ from their carrying value.

31. COMMITMENTS

31.1 Lease commitments

      As at December 31, 2002 the Company and subsidiaries have the following operating lease commitments for the lease of office buildings:

(Baht in millions)

2003	52
2004	27
2005 onwards	19

TOTAL ACCESS COMMUNICATION PUBLIC COMPANY LIMITED

Notes to the Consolidated Financial Statements — (Continued)

      The Company and subsidiaries also have operating lease obligations of area for base stations totalling Baht 18 million per month.

31.2 Capital commitments

      As at December 31, 2002 the Company has capital commitments of Baht 6,040 million (2001: Baht 5,812 million) in respect of purchase of tools and equipment for providing the cellular telephone services and the purchase of handsets.

31.3 Long-term service agreement

      On July 1, 1998, one of the subsidiaries entered into an Assignment Agreement with AM/PM (Thailand) Ltd. to operate the “am/pm” shops in Thailand. With the consent of am/pm International Inc., AM/PM (Thailand) Ltd. assigned and transferred the rights and obligations under the “am/pm Mini Market — Licensing Agreement” dated November 29, 1990 to the subsidiary to operate the am/pm shops. The “am/pm Mini Market — Licensing Agreement” covers a period of 15 years from the year 1990. Under the agreement, the subsidiary is obliged to comply with stipulated conditions and to pay to the licenser a franchise fee calculated at a percentage of sales as stipulated in the agreement.

      However, on January 1, 2003 the subsidiary entered into an agreement to terminate the assignment agreement to operate am/pm shops in Thailand with am/pm International Inc. Conditions of this agreement are that the assignment agreement to operate am/pm terminated on January 1, 2003 and that the subsidiary will stop using the am/pm trademark by June 30, 2003.

31.4 Deposits at financial institutions

      As at December 31, 2002 and 2001, deposits at financial institutions of a subsidiary of Baht 37 million is pledged with the bank to secure facilities granted by the bank.

31.5 Bank guarantees

      As at December 31, 2002 there were outstanding bank guarantees of Baht 1,803 million (2001: Baht 1,798 million) issued by banks on behalf of the Company in respect of certain performance bonds required in the normal course of business of the Company. Bank guarantees are primarily issued to CAT to cover customer deposits.

      As at December 31, 2002, there were outstanding bank guarantees of Baht 24.9 million (2001: Baht 35.7 million) issued by banks on behalf of a subsidiary in respect of certain performance bonds required in the normal course of business of the subsidiary. These guarantees are secured by bank deposits of the subsidiary.

31.6 Agreements to install cell site equipment

      On May 18, 2001, June 17, 2002 and August 8, 2002, the Company entered into agreements to install cell site equipment with Rural Telephone Services Co., Ltd., (the present named “United Telecom Sales and Services Co., Ltd.”) a related company. This related company will supply and install equipment for cell site base stations and will complete the services during the period specified in the agreements. The Company is committed to pay remuneration totaling Baht 854 million. The payment will be made when the installation work is completed based on the conditions specified in the agreements.

      As at December 31, 2002, the Company has a remaining commitment under this agreement of approximately Baht 266 million (2001: Baht 76 million).

TOTAL ACCESS COMMUNICATION PUBLIC COMPANY LIMITED

Notes to the Consolidated Financial Statements — (Continued)

31.7 Agreement to install and maintain transmission networks

      On July 1, 2001, the Company entered into an agreement to install and maintain transmission networks with United Communication Industry Plc., a related company. This related company will provide transmission engineering network design and configuration, installation and maintenance services for transmission networks for a period of 5 years while the Company is committed to pay service fees at the rate specified in the agreement.

32. LITIGATION AND COMMERCIAL DISPUTES

32.1 Litigation

      The Company has been sued by a group of companies in the USA for damages of USD 23 million for an alleged breach of a guarantee agreement given by the Company in the context of a mobile phone development project. However, the Company’s management believes that the outcome of the pending lawsuit would not have a material adverse impact on the Company as, according to the Company’s legal counsel, the Company is not legally bound by this agreement. In addition, legal counsel believes that even, if the US court rules against the Company its judgement or any order of the court will not be enforceable in Thailand unless determined to be so by a Thai Court.

32.2	Dispute between the Company and CAT regarding fees on amounts received from the cellular mobile telecommunications network roaming agreement with DPC.

      In 2002, CAT requested the Company to pay fees on amounts received from the provision of roaming services to DPC on its telecommunications network. Management contends that the Company is not liable to pay fees to CAT on these amount as the payments are to compensate the Company for the equipment costs incurred to expand its network to accommodate the increase in network traffic as a result of DPC being granted such roaming. In addition, DPC pays fees to CAT on the revenue that it generates from its roaming on the Company’s network.

33. CONCESSION CONVERSION

      The Company operates its business under a concession agreement with the Communications Authority of Thailand, as described in Note 2.2.1. The Government of Thailand has undertaken to fully liberalize the country’s telecommunication sector by 2006 under obligations relating to the World Trade Organization and the Telecommunications Business Act 2001 (“the Act”) provides the framework for this process. Section 80 of the Act allows for existing operators, at their option, to convert concessions into licenses to be issued by a National Telecommunications Commission (“NTC”). The NTC will be an independent entity responsible for regulating the telecommunication businesses. However, to date the NTC has not been established and therefore details of licensing arrangement are not yet available. Moreover, the process of converting concessions into licenses involves a number of complex commercial issues. A number of frameworks to assist in the process have been proposed and the Company has expressed its interest in participating in this process, which is ongoing but which has no set time frame for its completion. As a result it is not possible to determine as at the date of these financial statements the outcome of the concession conversion process and the possible impact it may have on the Company’s operations or financial position.

34. FINANCIAL INFORMATION BY SEGMENT

      The principal operations of the Company and subsidiaries involve a single industry segment in operating wireless telecommunications services and distributing handsets and are carried out exclusively in Thailand. As a result, all revenues, operating profits and assets reflected in these financial statements pertain to this industry segment and geographic area.

TOTAL ACCESS COMMUNICATION PUBLIC COMPANY LIMITED

Notes to the Consolidated Financial Statements — (Continued)

35. Discontinuance of business and new investment

      In the second quarter of 2002, the Company discontinued the business of distribution of handsets and accessories and transferred it to a new company, United Distribution Business Co., Ltd. (“UD”), in which the Company holds a 25% equity interest.

      Under the agreement with UD, dated June 14, 2002, the Company and UD are obliged to comply with the conditions stipulated in the agreement which include the following conditions:

—	UD will buy the Company’s inventory of approximately Baht 2,100 million, on the transfer date at the lower of net book value or market price.

—	UD will take over the vendor agreements and responsibilities from the transfer date.

—	For special campaigns, the Company may chose to negotiate extraordinary prices and volumes directly with the vendors and advise UD to place the order whereby the Company will cover certain costs for UD.

—	Certain subsidizing of handsets from any price cutting, approved by the Company, will be invoiced by UD.

      Total revenues from sales of handsets and accessories for the year ended December 31, 2001 amounted to Baht 7,052 million, on which the gross profit margin was approximately Baht 300 million.

36. EMPLOYEES AND RELATED COSTS

	2001	2002

Number of employees at end of year	3,226	3,018
Employee costs for the year (Thousand Baht)	1,330,133	1,226,317

37. SUBSEQUENT EVENTS

Forward exchange contracts

      Subsequent to December 31, 2002 and up to the report date (February 7, 2003) the Company has entered into a number of forward exchange contracts with banks to purchase USD 38.9 million and EUR 1.0 million, to cover the purchase of cellular telephone service equipment which will be received in 2003.

38. PRESENTATION

      The presentation of these financial statements has been made in compliance with the stipulations of the Notification of the Commercial Registration Department dated September 14, 2001, as empowered under the Accounting Act B.E. 2543.

      Certain amounts in the financial statements for the year ended December 31, 2001 have been reclassified to conform to the current year classifications, with no effect on previously reported net earnings or shareholders’ equity.

TOTAL ACCESS COMMUNICATION PUBLIC COMPANY LIMITED

Notes to the Consolidated Financial Statements — (Continued)

39. APPROVAL OF FINANCIAL STATEMENTS

      These financial statements have been approved by the Company’s directors.

40.	SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THAILAND AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

      The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in Thailand (“Thai GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Certain differences between Thai GAAP applicable to the Company and its subsidiaries and U.S. GAAP are summarized below.

40.1 Accounting for New Shares Issued in Exchange of Royalty Deduction

      As permitted under Thai GAAP, shares issued by the Company in exchange for a reduction in future royalty payments are recorded at par value of the shares with a corresponding amount recorded as an asset reported as prepaid royalty on the balance sheet. The prepaid royalty is amortized against earnings over the period of the related agreement.

      Under US GAAP, Statements of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, provides that all transactions in which goods or services are the consideration received for the issuance of equity instruments shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The prepaid royalty would be recorded at the market value of the shares on share issuance date under US GAAP.

40.2 Accounting for Derivatives

      Thai GAAP does not presently have any effective accounting guidance for accounting for derivatives.

      Under U.S. GAAP, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as either a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation.

      For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign currency, the gain or loss is reported in other comprehensive income as part of the cumulative translation adjustment to the extent it is effective. For derivative instruments that are

TOTAL ACCESS COMMUNICATION PUBLIC COMPANY LIMITED

Notes to the Consolidated Financial Statements — (Continued)

not designated as hedging instruments or do not qualify as effective hedges or to the extent the hedge is ineffective, the gain or loss is recognized in current earnings during the period of change. Embedded derivatives should be separated from their host nonderivative contract and accounted for as a derivative instrument pursuant to SFAS No. 133 if the economic characteristics of the embedded derivative are not “clearly and closely” related to the host contract, the instrument that embodies both the embedded derivative and the host contract is not remeasured at fair value and a freestanding instrument with the same terms as the embedded derivative would be a derivative instrument subject to the requirements of SFAS No. 133.

40.3 Accounting for Employee Benefits

      Thai GAAP does not presently have any effective accounting guidance for accounting for pensions.

      Under U.S. GAAP, an annual pension provision is recognized as a charge to results of operations over the employees’ service period in accordance with SFAS No. 87, Employers’ Accounting for Pensions. SFAS No. 87 focuses on the plan’s benefit formula as the basis for determining the benefit earned, and therefore the cost incurred, for each year. The determination of the benefit earned is actuarially determined, and includes components for service cost, time value of money, return on plan assets and gains or losses from changes in previous assumptions. In certain cases, a minimum liability is recognized through a direct charge to stockholders’ equity.

40.4 Deferred income tax asset

      Under Thai GAAP, deferred income tax asset is recognized to the extent that it is probably that future profits will be available to offset the deductible temporary differences or carry forward of unused tax losses and unused tax credits.

      Under U.S. GAAP, deferred tax asset is recognized in full unless it is “more likely than not” that some portion or all of the deferred tax assets will not be realized. A valuation allowance is made to reduce the tax asset to an amount that is “more likely than not” to be realized.

40.5 Amortization of deferred right to use of equipment

      Thai GAAP allows assets transferred to the government under a Built-Transferred-Operated Project to be recorded as assets (i.e. under the heading of “deferred right to use of equipment”) and subject to amortization over the concession period as granted by government.

      Under U.S. GAAP, those assets would be subject to amortization over the lesser of their economic useful lives or the concession period.

40.6 Impairment of deferred right to use of equipment and fixed assets

      Under Thai GAAP, the recoverable amount of an asset should be estimated whenever there is an indication that the asset may be impaired and an impairment loss is required to be recognized whenever the carrying amount of an asset exceeds its recoverable amount. Thai GAAP requires the recoverable amount to be measured as the higher of net selling price and value in use. The value in use is the present value of estimated future cash flows expected to arise from continuing use of an asset and from its disposal at the end of its useful life. Thai GAAP allows a reversal of impairment loss when there has been a change in the estimates used to determine the impairment loss.

      Under US GAAP, if indicators of impairment are present, a company should determine whether the sum of the estimated undiscounted future cash flows attributable to the long-lived asset (group) in question is less than the carrying amount. If less, then the company should recognize an impairment loss based on the excess of the carrying amount of the asset (group) over its respective fair value. “SFAS No. 144, Accounting for the

TOTAL ACCESS COMMUNICATION PUBLIC COMPANY LIMITED

Notes to the Consolidated Financial Statements — (Continued)

Impairment or Disposal of Long-Lived Assets” requires that for purposes of recognition and measurement of an impairment loss, a long-lived asset should be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. US GAAP does not allow the reversal of impairment loss.

40.7 Impairment of other long-term investments

      Thai GAAP allows the reversal of previously recognized impairment losses of other long-term investments when there is a change in the estimates used to determine the impairment loss. The carrying amount of the investment is increased to its recoverable amount, not exceeding the carrying amount that would have resulted had no impairment loss been recognized in prior years. A reversal of an impairment loss should be recognized in income immediately.

      Under U.S. GAAP, if a decline in fair value below cost of an investment is considered to be “other-than-temporary”, the cost basis of the investment should be written down to fair value. The write-down should be included in earnings as a realized loss. The new cost basis for the security should not be changed for subsequent recoveries in fair value.

40.8	Accounting for Assignment of Rights and Obligations to Operate Cellular Telephone Service to DPC

      Under Thai GAAP, the total consideration receivable on the Assignment of Rights and Obligations to Operate Cellular Telephone Service — DPC is recorded as a deferred credit. The deferred credit is amortized as a reduction to cost of services over the concession period.

      Under US GAAP, only cash consideration actually received is recorded as a deferred revenue. The deferred revenue is amortized as income over the concession period.

40.9 Revenue from sales of sim cards and prepaid starter kits

      Under Thai GAAP, the sales of sim cards and prepaid starter kits are recognized as revenue immediately when delivered.

      Under US GAAP, the revenue from the sales of sim cards and prepaid starter kits should be deferred over the average customer service life.

40.10 Convertible bonds

      Under Thai GAAP, the premium payable on the exercise of the put options, calculated evenly over the life of the option of convertible bonds, is a contingent liability, as any repayment is dependent upon the options being exercised. A loss contingency should be accrued for if it is probable, based on information available prior to issuance of the financial statements, that a loss has been incurred at the balance sheet date; and the amount of loss can be reasonably estimated.

      Under US GAAP, EITF 85-29, Convertible Bonds with a “Premium Put”, provides that a liability for the put premium should be accrued over the period from the date of issuance to the initial put date. Accrual should continue regardless of market value changes. If the put expires unexercised and if the market value of the common stock exceeds the put price at expiration date, the put premium should be credited to additional paid-in capital. If the put expires, unexercised and if the put price exceeds the market value of the common stock, the put premium should be amortized as a yield adjustment over the remaining term of debt.