Form 20-F
period 2003-12-31
TELENOR ASA
filed 2004-04-02
CIK 1126113

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to                     .

Commission file number: 0-31054

Telenor ASA
(Exact name of Registrant as specified in its charter)

Norway

(Jurisdiction of incorporation or organization)

Snarøyveien 30, N-1331 Fornebu, Norway

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Ordinary Shares, nominal value NOK 6.00 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

          The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2003: 1,804,021,281 Ordinary Shares, nominal value NOK 6.00 per share.

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

      Telenor publishes its financial statements in Norwegian Krone (“NOK”). Unless otherwise indicated, all amounts in this annual report are expressed in Norwegian Krone. In connection with Telenor’s international operations, certain amounts denominated in foreign currencies have been translated into Norwegian Krone, in accordance with Telenor’s accounting principles as described in our consolidated financial statements that form part of this report under the heading “Summary of Significant Accounting Principles — Foreign currency transactions” and “— Foreign currency translation and hedge accounting for net investments” except where otherwise noted. These translations should not be construed as representations that the amounts referred to actually represent such translated amounts or could be converted into the translated currency at the rate indicated.

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

      Many factors may influence Telenor’s actual results and cause them to differ materially from expected results as described in forward-looking statements. These factors include the following:

•	the level of demand for our services, particularly with regard to mobile communications services, fixed telephony, Internet, pay television services, and other newer products and services;

•	actions of our competitors;

•	regulatory developments, including changes to our permitted tariffs, the terms of access to our network, the terms of interconnection and other issues; and

•	the success of our international investments and expansion programs.

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

      Solely for the convenience of the reader, the financial data at and for the twelve months ended December 31, 2003 have been translated into U.S. dollars at the rate of NOK 6.666 to USD 1.00, the noon buying rate on December 31, 2003.

	Year ended December 31,

	1999	2000	2001	2002	2003	2003

	(NOK)	(NOK)	(NOK)	(NOK)	(NOK)	(USD)

	(in millions, except per share amounts)
Income Statement Data
Norwegian GAAP
Revenues	32,784	36,530	40,604	48,668	52,889	7,934
Gain on disposal of fixed assets and operations	783	1,042	5,436	158	232	35

Total revenues	33,567	37,572	46,040	48,826	53,121	7,969
Operating expenses	29,565	33,943	42,863	49,146	45,561	6,835

Operating profit (loss)	4,002	3,629	3,177	(320)	7,560	1,134
Share of profit (loss) in associated companies	(1,239)	(692)	8,237	(2,450)	1,231	185
Net income (loss)	2,035	1,076	7,079	(4,298)	4,560	684
Net income (loss) per share — primary (excluding treasury shares)	1.454	0.754	3.994	(2.422)	2.569	0.385
Net income (loss) per share — diluted (excluding treasury shares)	1.454	0.754	3.990	(2.422)	2.568	0.385
Dividends per share(1)	n/a	0.300	0.350	0.450	1.00	0.150
Weighted average number of shares (in millions of shares) — primary	1,400	1,427	1,772	1,775	1,775
Weighted average number of shares (in millions of shares) — diluted	1,400	1,427	1,774	1,775	1,776
Net income per share from discontinued operations (Telenor Media)(2)	0.781	0.594	1.108	—	—	—
Net income per share from continuing operations (excluding Telenor Media)(2)	0.673	0.160	2.886	—	—	—

	Year ended December 31,

	1999	2000	2001	2002	2003	2003

	(NOK)	(NOK)	(NOK)	(NOK)	(NOK)	(USD)

	(in millions, except per share amounts)
U.S. GAAP
Revenues	32,716	36,481	40,581	47,879	52,826	7,925
Net income from continuing operations (excluding Telenor Media)	1,246	854	1,889	—	—	—
Net income	2,188	1,082	7,004	(3,658)	5,036	756
Net income per share from continuing operations (excluding Telenor Media)	0.890	0.599	1.066	—	—	—
Net income per share cumulative effect on prior years (prior to December 31, 2001) of change in accounting principles	—	—	0.033	—	(0.10)	(0.02)
Net income per share — primary (excluding treasury shares)	1.563	0.759	3.952	(2.061)	2.837	0.426
Net income per share — diluted (excluding treasury shares)	1.563	0.759	3.948	(2.061)	2.836	0.425

(1)	Dividends in respect of 2003 will be paid in May 2004. Per share dividend amounts in respect of years prior to 2000 are not considered meaningful because such dividends reflected our status as wholly-owned by the Kingdom of Norway and occurred prior to the recapitalization effected in connection with our initial public offering in December 2000. See “Dividends and Dividend Policy” below.

(2)	Discontinued operations consist of the business area Telenor Media.

	At December 31,

	1999	2000	2001	2002	2003	2003

	(NOK)	(NOK)	(NOK)	(NOK)	(NOK)	(USD)

	(in millions)
Balance Sheet Data
Norwegian GAAP
Total fixed assets	37,617	80,881	66,095	74,162	68,346	10,253
Total current assets	10,409	12,804	16,528	15,296	17,764	2,665

Total assets	48,026	93,685	82,623	89,458	86,110	12,918

Long-term liabilities and provisions	15,962	42,908	19,646	30,454	27,775	4,167
Short-term liabilities	10,799	12,597	17,294	21,716	17,452	2,618

Total liabilities	26,761	55,505	36,940	52,170	45,227	6,785

Shareholders’ equity	20,033	35,474	42,144	33,685	37,237	5,586
Minority interests	1,232	2,706	3,539	3,603	3,646	547

Total equity and liabilities	48,026	93,685	82,623	89,458	86,110	12,918

U.S. GAAP
Total assets	53,787	99,776	90,129	97,511	101,088	15,165
Long-term interest-bearing Liabilities	19,252	46,972	24,758	33,957	34,782	5,218
Shareholders’ equity	21,035	36,304	42,944	35,799	42,535	6,381

	Year ended December 31,

	1999	2000	2001	2002	2003	2003

	(NOK)	(NOK)	(NOK)	(NOK)	(NOK)	(USD)
Cash Flow and Operating Data
Norwegian GAAP
Net cash flow from operating activities	7,052	5,915	6,993	12,858	13,676	2,052
Net cash flow from investment activities	(8,887)	(47,308)	20,891	(21,727)	(3,454)	(518)
Net cash flow from financing activities	2,914	41,558	(24,366)	8,641	(7,887)	(1,183)

	Year ended December 31,

	1999	2000	2001	2002	2003	2003

	(NOK)	(NOK)	(NOK)	(NOK)	(NOK)	(USD)
Investments and EBITDA
Norwegian GAAP
Capital Expenditure(1)	6,415	10,421	11,634	8,889	6,454	968
Investment in businesses(2)	6,755	40,251	7,212	12,411	563	84
EBITDA(3)	9,049	9,563	14,250	13,469	18,302	2,746

(1)	Capital expenditure (Capex) is investments in tangible and intangible assets.

(2)	Investments in businesses are acquisition of shares and participations, including acquisition of subsidiaries and businesses not organized as separate companies.

(3)	For the definition and discussion of EBITDA and the reconciliation of EBITDA to net income, you should read “Item 5: Operating and Financial Review and Prospects — Operation profit (loss) and EBITDA.”

	Year ended December 31,

	1999	2000	2001	2002	2003

Other Operating Data
Mobile telephony (digital) subscriptions in Norway, period end (000s):
Contract	1,003	1,145	1,210	1,215	1,228
Prepaid	732	911	1,027	1,115	1,099
Mobile telephony churn rates for contract subscriptions	14.2%	12.7%	12.5%	17.5%	21.4%
Total mobile telephony outgoing minutes in Norway (in millions of minutes):
Digital	1,801	2,298	2,683	2,986	3,083
Analog	174	108	64	47	36
Mobile telephony (digital) subscriptions in Pannon GSM (Hungary), period end (000s):
Contract	—	—	—	540	595
Prepaid	—	—	—	1,910	2,023
Mobile telephony (digital) subscriptions in DiGi.Com (Malaysia), period end (000s):
Contract	—	—	137	97	106
Prepaid	—	—	902	1,519	2,101
Mobile telephony (digital) subscriptions in Kyivstar (Ukraine), period end (000s):
Contract	—	—	—	384	534
Prepaid	—	—	—	1,472	2,503
Mobile telephony (digital) subscriptions in GrameenPhone (Bangladesh), period end (000s):
Contract	55	142	185	206	242
Prepaid	6	49	279	563	899
Mobile telephony (digital) subscriptions in Telenor Mobile Sverige (Sweden) period end (000s):
Contract	—	—	—	—	37
Prepaid	—	—	—	—	44
Fixed telephony access channels in Norway, period end (000s):
Analog (PSTN)	1,908	1,680	1,545	1,467	1,308
Digital (ISDN)	1,228	1,590	1,766	1,828	1,682
Fixed telephony traffic in Norway (in millions of minutes):
National calls, excluding Internet traffic	12,371	11,612	10,567	9,457	8,203
Internet traffic	4,225	5,8967	6,067	5,293	4,619
International	415	387	383	378	340
Calls to mobile	1,246	1,295	1,412	1,499	1,442
Value-added services and directory calls, etc.	447	599	624	710	781
Internet, period end (000s):
Internet access subscriptions and registered users, residential market Norway	400	625	831	960	1,031
— of which ADSL	—	—	23	90	163
ADSL business subscriptions, Norway	—	—	1	4	14
Pay television subscribers in the Nordic region, period end (000s):
Cable TV	282	357	561	571	604
Small antenna networks (SMATV)	937	1,086	1,193	1,133	1,098
Home satellite dish (DTH)(1)	405	506	569	701	763
Total	1,624	1,949	2,323	2,405	2,465
Number of full-time equivalent employees	21,968	20,150	21,000	22,100	19,450

(1)	Includes all subscribers of Canal Digital, which we consolidated as a wholly-owned subsidiary starting June 30, 2002.

DIVIDENDS AND DIVIDEND POLICY

      Under Norwegian law, dividends may only be paid in respect of a financial period for which audited financial statements have been approved by the annual general meeting of shareholders, and any proposal to pay a dividend must be recommended by the directors, accepted by the corporate assembly and approved by the shareholders at a general meeting. The shareholders at the annual general meeting may vote to reduce, but may not increase, the dividend proposed by the directors.

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

      The following table shows the aggregate dividends we paid or expect to pay, for each of the past five fiscal years.

	Total
	(in millions)(1)

Year	(NOK)	(USD)

1999	500	58
2000	532	60
2001	621	69
2002	799	115
2003(2)	1,776	266

(1)	Dividends are presented in aggregate as comparisons between year 2000 and 2001 per share amounts and those in prior years are not meaningful as dividends declared prior to our initial public offering in December 2000 reflected our status as wholly-owned by the Kingdom of Norway.

(2)	A dividend of NOK 1.00 per share with respect to 2003 was proposed by our board of directors, due for acceptance by the corporate assembly and approval at the annual general meeting on May 6, 2004. The dividend, if approved by the general meeting and the corporate assembly, will be paid on May 25, 2004, to the holders of record on May 6, 2004.

      Prior to our initial public offering in 2000, dividends we paid reflected our status as wholly-owned by the Kingdom of Norway and should not be considered indicative of our future dividends.

      Since our initial public offering in 2000 and up to and including the fiscal year ended December 31, 2002, our stated dividend policy had been to declare and distribute an annual dividend in an amount equal to 20%-30% of our annual net income after taxes adjusted for the effect of one-time gains or losses, if any. Effective from the fiscal year ended December 31, 2003, our board of directors revised our dividend policy to state our intention to distribute an annual dividend in an amount equal to 40%-60% of our normalized net income. However, the amount of any dividends proposed by the board of directors may vary from year to year at the board’s discretion.

      Because we will only pay dividends in Norwegian Krone, exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs after the ADR depositary converts cash dividends into U.S. dollars.

EXCHANGE RATES

      The table below shows the average noon buying rates in The City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for Norwegian Krone per USD 1.00. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Year ended December 31,	Average

1999	7.8350
2000	8.9363
2001	9.0380
2002	7.9253
2003	7.0627

      The table below shows the high and low noon buying rates for each month during the six months prior to the date of this annual report.

	Low	High

October 2003	6.9670	7.1120
November	6.8240	7.2240
December	6.6440	6.8285
January 2004	6.6586	7.0730
February	6.8416	7.0675
March	6.8150	7.1408

      On March 31, 2004, the noon buying rate for Norwegian Krone was USD 1.00 = NOK 6.86.

      Fluctuations in the exchange rate between the Norwegian Krone and the U.S. dollar will affect the U.S. dollar amounts received by holders of ADSs on conversion of dividends, if any, paid in Norwegian Krone on the ordinary shares and may affect the U.S. dollar price of the ADSs on the NASDAQ National Market.

RISK FACTORS

Risks Related to Our Business

We face increasing competition in the Norwegian telecommunications market which may result in further reductions in tariffs and loss of market share and could affect our future revenues and profitability.

      We are experiencing increasing competition from competing service providers in the Norwegian market for telecommunications services. Generally, the Norwegian regulatory regime poses few barriers to entry for new competitors.

      In fixed network services, a number of regulatory measures have been introduced that have strengthened and may strengthen the position of our competitors. Pursuant to regulatory requirements, we introduced carrier pre-selection for our customers in November 2000, enabling them to select alternative service providers. In April 2000, we began offering interconnection services for our local access network, or local loop, at cost-oriented prices. Competitors may also use alternative technologies, such as cable or wireless local loop connections, to provide telecommunications services, and in March 2000 the Norwegian regulator awarded licenses to our competitors to provide wireless access services. From 2003 onwards, we have offered wholesale line rental (PSTN and ISDN) to other operators, enabling the operators of telephony traffic to deliver also the fixed telephony subscription to their customers, based on our fixed network. Such unbundled telephony access also means that subscriptions and traffic may be delivered separately by different operators.

      In the mobile market, there are two Universal Mobile Telephony Service (UMTS) license holders apart from us, one of which is our primary competitor in the Norwegian mobile market, NetCom. The second license holder, Hi3G, a new entrant to the Norwegian mobile market, was awarded its license in August 2003. Apart from enjoying more favorable license conditions than NetCom and us, Hi3G may also immediately claim national roaming in the existing GSM networks.

      Currently, several mobile service providers utilize our infrastructure, or that of our primary competitor, and the regulator may require us to reduce the prices we charge to these service providers. You should read “Risks related to regulatory matters” for further information. We have also launched an MVNO (Mobile Virtual Network Operator) offer in the market. Furthermore, pursuant to regulatory requirements, we provide network access to external providers of short messaging services (SMS).

      As competition continues to intensify, we expect that market pressures may require us to reduce tariffs further and to increase our marketing and sales expenses. However, we may nonetheless lose further market share, which may adversely affect our revenue growth and profit margin since the effect of lost market share in the retail market is unlikely to be fully offset by providing wholesale services to competing service providers.

      For additional information on the regulatory requirements to which we are subject, you should read “Item 4: Information on the Company — Regulation — Regulatory Issues and Licensing (Norway) — Interconnection and Access”, “— Local Loop Unbundling” and “— Carrier Selection”.

If we fail to successfully develop and market new mobile communications services, our ability to achieve further revenue growth in mobile communications services in the Norwegian market and the more mature international markets in which we operate may be limited.

      Because of our high market share, the current high penetration rate and increased competition in the mobile telephony market in Norway and certain more mature international markets in which we operate, such as Denmark and Hungary, we expect that further revenue growth in mobile communications in these countries will depend on our ability to successfully develop and market new applications and services or have third parties provide services using our network. In particular, it is our goal to stimulate demand for value-added services. Failure to successfully do so may impair our ability to achieve further revenue growth in mobile communications services in these countries.

Lack of control, or failure to increase our ownership and thus gain control, over companies in which we have minority interests may impede our strategic objectives.

      As part of our strategy, we continue to intend to expand our minority ownership interests in, and gain control of, some of our investments in order to exercise a controlling influence over key business decisions, including the approval of strategy and business plans. If we fail to increase our ownership interests and gain control, our cost savings and revenue enhancement from these operations may be limited. In addition, if the other shareholders fail to adequately support these companies, they may not be able to compete effectively and the value of our investments may be impaired.

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

      An increasing proportion of our revenues and profits are derived from our international mobile operations and investments. Fluctuations in currency exchange rates between the Norwegian Krone and the currencies, in particular the U.S. dollar, in which our international operations or investments report and operate, could adversely affect our reported earnings and the value of these businesses. We attempt to mitigate the effect of fluctuations in foreign currency exchange rates through foreign currency hedging. However, there can be no assurance that our efforts will be successful.

If we or international mobile operators in which we have invested fail to obtain, or fail to enter into agreements to utilize, licenses for third generation mobile services, we may be unable to achieve further revenue growth in mobile communications or to benefit from certain cost reductions related to network improvements in our target markets.

      Our ability to offer third generation mobile services, either directly, or through our international associated companies, depends upon our obtaining UMTS licenses or entering into agreements with operators that have been awarded such licenses in markets in which we are, or intend to be, present. Failure to establish ourselves or our associated companies among the providers of third generation mobile services may limit our ability:

•	to achieve further revenue growth in mobile communications, if demand for improved or new services and products, which will work better on UMTS networks, proves to be strong; and/or

•	to benefit from the low incremental costs of increases in UMTS network capacity compared to increases in GSM network capacity.

Delays in the development of handsets may continue to prevent us from providing UMTS-based services in the near future, while the success of the UMTS technology is still uncertain.

      The development of UMTS technology for commercial launch has taken longer than anticipated. Both in terms of quality and brand variety, there are not sufficient handsets commercially available so far. Furthermore, we intend to increase our capital expenditures in 2004 in order to invest in new mobile technology in Norway. Once developed and launched, UMTS technology may not prove superior to existing technologies and may fail to meet commercial acceptance. The delays in supplier and technology performance and the uncertainties regarding the commercial success of the new UMTS technology could prevent us from recouping our investments and could have a negative effect on our business, financial condition and results of operations.

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

      Concern has been expressed that the electromagnetic signals from mobile handsets and base stations and chemicals leaking from mobile handsets may pose health risks or interfere with the operation of electronic equipment, including automobile braking and steering systems. Actual or perceived risks of mobile handsets or base stations and related publicity, regulation or litigation could reduce our mobile telephone customer base, make it difficult to find attractive sites for base stations or cause mobile telephone customers to use their mobile phones less.

Risks Related to Regulatory Matters

Increased regulation and changes in the regulatory environment could adversely affect our business operations in Norway.

      Our operations are subject to extensive regulatory requirements in Norway. In particular, we must comply with requirements regulating the licensing, construction and operation of our telecommunications, cable TV, broadcasting and satellite networks and services, and there are governmental authorities which monitor and enforce competition laws and consumer protection laws applicable to the telecommunications industry. It is difficult for us to predict the precise impact of any proposed or potential changes in regulatory environment or government policies on our operations. If regulators decide to expand or introduce restrictions and obligations applicable to our business operations or to extend them to new services and markets, this could adversely affect our business operations and competitiveness in existing and new markets.

Existing and new regulatory requirements may impair our flexibility in setting tariff structures, require us to further reduce tariffs, provide advantages to our competitors or provide grounds for legal proceedings against us.

      We are considered by the Norwegian Post and Telecommunications Authority to have significant market power with regard to both our fixed and our mobile operations in the markets for voice telephony, transmission capacity and interconnection services. As a result, we are subject to specific obligations regarding pricing, accounting and reporting with respect to these services. In particular, we are required to offer these services to our wholesale customers and end users at cost-oriented prices and on non-discriminatory terms.

      These and other new requirements may impair our flexibility in setting tariff structures or may require us to further reduce tariffs, which may adversely affect our revenues and net income. In addition, if we are required to reduce interconnection prices or change the terms on which we provide certain services as a result of our obligation to provide cost-oriented pricing and non-discriminatory terms for interconnection and access, our competitors may be at an advantage, depending on the services provided.

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

The new regulatory framework in Norway, which is based on EU telecommunications regulation, may impair our ability to compete effectively in our existing or new markets.

      In February 2002, the European Union (EU) adopted a number of directives with the objective of developing a harmonized regulatory framework for electronic communications networks and services throughout the EU. In Norway, the new regulatory framework was implemented by the Electronic Communications Act of July 2003. The impact of the introduction of the new framework is still uncertain, in part because it will depend on the regulators’ interpretation of the framework and their assessment of the competitive situation in the relevant markets. Our ability to compete effectively in our existing or new geographical and product markets could be adversely affected by the regulators’ decision to extend the scope of the restrictions we are currently subject to, to new services and markets in the face of continuing convergence of information and communications services. You should read “Item 4: Information on the Company — Regulation — Regulatory Environment — Norway — Regulatory developments” and “— European Union regulation — Liberalization and harmonization of telecommunications regulation” for more information on the new regulatory framework.

Increased and unpredictable regulation of our international mobile operations and investments and the lack of institutional continuity and safeguards in certain of the emerging market countries in which we operate could adversely affect our competitive position, increase our costs of regulatory compliance and adversely affect our results and business prospects.

      We derive an increasing portion of our revenues and profits (or losses) from our international mobile operations and investments, which in recent years have been subject to increased regulation. As a consequence, regulatory uncertainty or unfavorable regulatory developments in certain countries could adversely affect our results and business prospects.

      We must comply with an extensive range of requirements that regulate the licensing, construction and operation of our telecommunications networks and services or restrict our ability to invest or increase our investment in local companies in these countries. In particular, there are agencies which regulate and supervise the allocation of frequency spectrum and which monitor and enforce regulation and competition laws which apply to the mobile telecommunications industry. Decisions by regulators regarding the granting, amendment or renewal of licences, to us or to third parties, could adversely affect our future operations in these countries.

      For example, our subsidiary Pannon has been identified as having significant market power in the mobile and interconnection markets in Hungary, and has been required to contribute to a fund established by the Hungarian authorities to compensate universal service providers. In Malaysia, we are required to reduce our current 61% ownership interest in our mobile subsidiary DiGi.Com to below 50% by 2006. In the Ukraine, a “calling party pays” regime was introduced in September 2003, but it may still be revised or replaced. In Thailand, where we operate through our associated mobile company TAC, we are exposed to uncertainty relating to the licensing system, the consequences of the build, operate and transfer regime applicable to mobile networks operated by private investors and uncertainty relating to restrictions on foreign investment in Thailand, in particular with respect to the cap on our ownership interest in TAC. In Russia, the regulatory authority responsible for the telecommunications sector has claimed that the agreement between our associated company Vimpelcom and its subsidiary KB Impuls, which officially holds Vimpelcom’s GSM license for the Moscow region, does not explicitly grant Vimpelcom the right to provide services in Moscow on behalf of KB Impuls. For additional information on these regulatory developments outside Norway, you should read “Item 4. Information about the Company — Telenor Mobile — Mobile Operations Outside Norway”.

      Some of the emerging markets in which we operate are in the process of transition to market economies, stable political institutions and comprehensive regulatory systems. For example, Hungary will join the European Union in 2004 and, therefore, we expect its overall regulatory framework to converge with that of the European Union. However, some other emerging market countries in which we operate lack the institutional continuity and strong procedural and regulatory safeguards typical of the more established countries in which we operate, such as Norway or Denmark. In addition, in countries with a large and complicated structure of government and administration, such as Russia, national, regional, local and other governmental bodies may issue inconsistent decisions. As a result, in these emerging countries we are exposed to regulatory uncertainty, which could increase uncertainty for our business and our cost of regulatory compliance, and we enjoy less comprehensive protection for some of our rights.

Risks Related to Our Ownership by the Kingdom of Norway

We could be influenced by the Kingdom of Norway whose interest may not always be aligned with the interests of our other shareholders.

      The Kingdom of Norway holds 53.1% (54.4% if our treasury shares are excluded) of our shares. Accordingly, the Kingdom of Norway continues to have the power to determine certain matters submitted for a vote of shareholders, including electing a majority of the corporate assembly which in turn has the power to elect our board of directors, as well as the power of approval of the annual financial statements and declarations of dividends. The interests of the Kingdom of Norway in deciding these matters and the factors it considers in exercising its votes could be different from the interests of our other shareholders.

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

      Our agent in the United States is Telenor Satellite Services Holdings Inc., 1101 Wootton Parkway, Rockville, Maryland.

OVERVIEW

      We are the leading telecommunications company in Norway, which is among the most advanced telecommunications markets in the world. Norway has the highest, or one of the highest, penetration rates of mobile phone, fixed line digital telephony, personal computer and Internet usage worldwide. We also have substantial international operations, particularly in the areas of mobile telephony services, satellite operations and pay television services. In 2003, we had consolidated total revenues of NOK 53 billion and a net profit of NOK 4.6 billion.

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

      Effective January 1, 2003, we introduced a new company structure to realign our core business areas and better distinguish between services aimed at residential customers and services aimed at the business market in Norway.

Telenor Mobile

      We are the leading provider of mobile telecommunications services in Norway, with 2.36 million subscriptions at December 31, 2003. Internationally, we have interests in mobile operations in 10 countries, with principal investments in five operations:

•	a 100% ownership interest in Pannon GSM in Hungary, with 2.62 million subscriptions at December 31, 2003;

•	a 61% ownership interest in DiGi.Com in Malaysia, with 2.21 million subscriptions at December 31, 2003;

•	a 55.35% ownership interest in Kyivstar in Ukraine, with 3.04 million subscriptions at December 31, 2003;

•	a 51% ownership interest in GrameenPhone in Bangladesh, with 1.14 million subscriptions at December 31, 2003; and

•	a 53.5% ownership interest in the Sonofon joint venture in Denmark, with 1.02 million subscribers at December 31, 2003. On February 12, 2004, we increased our ownership interest in Sonofon to 100%.

      In addition, we have participations in five other mobile operators in Europe and Southeast Asia. The number of subscriptions in our international mobile operations, calculated on the basis of our proportionate ownership interest in each company, was 13.2 million at December 31, 2003 and 10.0 million at December 31, 2002.

Telenor Fixed

      We are the leading provider of fixed network telecommunications services in Norway, offering a full range of services to residential, business and wholesale customers. As of December 31, 2003, we provided 3.0 million fixed line access channels in the residential and business markets. These included 1.7 million digital, or integrated services digital network (ISDN), access channels provided to approximately 732,000 subscriptions, which represented one of the highest rates of ISDN penetration in the world. ISDN refers to a digital technology that permits more than one stream of information (voice, text, data and image) to be transmitted on a single copper line and which provides higher bandwidths than dial-up modems. As of December 31, 2003, we had 177,000 ADSL subscribers. ASDL uses existing copper wire networks for services that require a higher capacity in one direction than the other, e.g. video on demand.

      We are the leading provider of Internet access and services to the residential market in Norway with approximately 1,031,000 subscriptions and registered users as of December 31, 2003. We provide both basic and value-added communication services as well as managed services to the business market in the countries in which we operate. We provide interconnection and transit services to other carriers and service providers in the wholesale market both in Norway and internationally. We also have international operations in Sweden, Slovakia and the Czech Republic and own a 20.5% interest in the listed Russian telecom operator Golden Telecom.

Telenor Broadcast

      We provide broadcasting services to customers in the Nordic region. We are the leading provider of television services in the Nordic countries through satellite dish, cable networks and small antenna TV-networks systems. As at December 31, 2003, we had approximately 2.5 million subscribers to our television services.

      We operate the national terrestrial broadcast network in Norway and we are the leading provider of satellite broadcasting services in the Nordic region, utilizing three geo-stationary satellites.

Other Businesses

      We conduct significant operations related to our core business areas through other businesses. EDB Business Partner, our 51.8%-owned publicly listed subsidiary, is a leading information technology company in Norway. Our wholly-owned subsidiary Satellite Networks offers satellite-based communications networks and services to a wide variety of governmental, intergovernmental and commercial organizations, while our wholly-owned subsidiary Satellite Services is one of the world’s leading providers of global mobile communications services, directed at the maritime, land mobile and aeronautical markets.

STRATEGY

      Our primary objective is to create value for our shareholders, customers, employees and joint venture partners, as well as society in general. To achieve this objective, we base our strategy on being “dynamic, innovative, and responsible”, our core values, and on “ideas that simplify”, our core vision. We intend to be a driving force in creating, simplifying and introducing communication and content solutions to the market. We are committed to creating, developing and launching new solutions that simplify our customers’ workday. We believe that by simplifying our own organization and routines we can achieve competitive power and value-creation.

      Moreover, our strategy to achieve our primary objective has the following focus:

•	To maintain and further develop our leading position within telecommunications in Norway with a broad range of services in both the residential and business markets and high market shares.

•	To realize synergies across our Scandinavian mobile operations through our recently established Nordic Mobile unit, which comprises and coordinates these operations.

•	To ensure value creation in our mobile portfolio by maximizing cash flow in mature markets, securing continued subscriber growth in our international portfolio and achieving control in order to benefit from synergies across our international and domestic operations and, as a result, to increase our overall profitability.

•	To continue to streamline our Norwegian operations by improving their cost-efficiency and effectiveness in order to increase our attractiveness to customers

•	To maintain and further develop a leading position within the Nordic TV distribution market.

•	To enhance the value of those companies which are not strategic for our main business areas and dispose of all or part of our interest in such companies.

      Our combined portfolio of companies and products will form the basis for our future growth in both the short and long term. In order to achieve this growth objective, our portfolio must include a balanced combination of mature activity in mature markets and new activity in emerging growth areas.

      We operate in an international market alongside global players. We focus on three geographical areas: Norway and the Nordic region, Central and Eastern Europe and Southeast Asia. In our existing portfolio, the mature activity consists of fixed and mobile network operations in Norway and broadcasting operations in the Nordic region, while our new activity in emerging growth areas consists of our international mobile operations, Internet and broadband access in Norway, business communications in Scandinavia, as well as TV and content distribution in the Nordic region. We intend to constantly evaluate which businesses it is critical for us to have control of, to consider partnerships for certain other businesses and to develop new businesses.

      We intend to continue to be a driving force in the development of new services and solutions. We believe that new opportunities may arise from the development of new services and established customer relationships. We are developing new services based on our experience from challenging and mature markets. We intend to coordinate product development and operations across our portfolio in order to provide greater competitive power through improved products and lower costs. As a result, we expect to be well-positioned in markets where the range of services on offer is being steadily expanded and where both industry-specific and customer-oriented solutions are required. As a medium-sized telecommunications company in Europe, we have to compete on the basis of a market and customer driven culture and organization, expertise, well-designed services, quality and the ability to innovate.

      We aim:

To be the leading provider of communications services in Norway.

      In Norway, we have a competitive advantage in our customer base and a strong market position in all parts of the value chain consisting of the network and services we offer. The relationship with our customers is crucial to us and we aim to support them through a strong Telenor brand and improved customer interaction.

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

      In Norway, our strategic focus is on simplifying our operations to the benefit of our customers and reducing costs. A controlled and gradual migration from the current circuit-switched technology platform to packet-switched Internet Protocol (IP)-based platforms is expected to improve cost efficiency and expand our service offerings.

      Our fixed network is targeted at satisfying our customers’ needs for content services and high bandwidth. Capacity in our transport network is expected to increase as a result of a more efficient utilization of optical technology, while in the access network customers will have access to broadband services through xDSL. We believe that customer demand will influence the pace of the rollout of these services.

To strengthen our position in Scandinavia.

      We intend to continue to streamline our mobile and fixed operations in Scandinavia by exploiting the benefits resulting from economies of scale and cross-border synergies. We believe our Scandinavian presence will improve support to our customers by building upon our expertise in, and our range of, both mobile and fixed services.

To strengthen our position as an international mobile operator.

      We intend to strengthen our portfolio of international mobile operations by obtaining control over selected mobile companies. Control is essential for us to benefit from cross-borders synergies, such as scale in procurement, development of new services and implementation of best practices, to improve operational efficiency and to increase our overall profitability. We intend to manage our non-strategic investments as financial investments and to exit from international mobile operations where we cannot obtain control over time.

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

Organization

      Effective from January 1, 2004, we are organized in the business areas Telenor Mobile, comprising all of our mobile communication operations in and outside Norway, Telenor Fixed, Telenor Broadcast and Other activities. In addition, we have grouped all sales and marketing activities for our fixed and mobile services in Telenor Norway, a separate market unit, in order to simplify and strengthen our position in the domestic market.

      In order to realize synergies across our Scandinavian mobile operations, effective February 12, 2004 we completed the acquisition of the remaining 46.5% ownership interest in Sonofon and we created Telenor Nordic Mobile, our new business unit within Telenor Mobile. Telenor Nordic Mobile is responsible for managing and coordinating our mobile operations in Norway, Denmark and Sweden, which under Nordic Mobile share the same management structure, a common marketing approach and harmonized IT and service platforms and can offer new and improved mobile services available across the Nordic region.

      Telenor Fixed includes fixed line development and operations in Norway. Financial reporting from Telenor Fixed covers all Norwegian fixed line activities, including those undertaken by the market unit Telenor Norway.

      Telenor Broadcast encompasses all our broadcasting activities and networks.

TELENOR MOBILE

Overview

      We are the largest mobile telecommunications operator in Norway and a significant international operator. We are also the second largest operator in Hungary through our wholly-owned subsidiary Pannon GSM, the third largest GSM operator in Malaysia through our 61%-owned subsidiary DiGi.Com, the second largest operator in Ukraine through our 55.3%-owned subsidiary Kyivstar GSM, the largest operator in Bangladesh through our 51%-owned subsidiary GrameenPhone and the second largest operator in Denmark through our wholly-owned subsidiary Sonofon. On February 12, 2004, we increased our ownership interest in Sonofon from 53.5% to 100% by acquiring the remaining 46.5% ownership interest in Sonofon from our joint venture partner Bell South for a purchase price of Danish Kroner 3,050 million. In addition, we have participations in five other mobile operators in Europe and Southeast Asia. In 2003, our mobile communications business area generated external revenues of NOK 22.5 billion, representing 42% of our total consolidated revenues. We delivered 43% of our external mobile communications revenues in 2003 from our operations in Norway and 57% from our consolidated foreign subsidiaries.

      Our Telenor Mobile business area currently consists of Telenor Mobil, our Norwegian mobile operations, and the following foreign mobile operations:

Telenor Ownership
Interest at
December 31, 2003(1)

%
Consolidated Subsidiaries:
Pannon GSM (Hungary)	100.00
DiGi.Com (Malaysia)	61.00
Kyivstar GSM (Ukraine)	55.35
GrameenPhone (Bangladesh)	51.00
Telenor Mobile Sverige AS (Sweden)	100.00
Associated companies and Joint Ventures:
TAC (Thailand)	40.29
Sonofon (Denmark)	53.50
VimpelCom (Russia)	28.98
ONE (Austria)	17.45
ProMonte GSM (Montenegro)	44.10

(1)	Including both direct and indirect ownership interest.

      We believe that our acquisition of the outstanding ownership interest in Sonofon will allow us to pursue the effective integration of our Nordic operations in order to realize synergies. We also believe that it places us in a stronger position to serve pan-Scandinavian customers. The new Nordic Mobile unit has a single management structure and a common marketing approach. We expect that synergies will be realized primarily through lower expenses resulting, for example, from harmonized IT and service platforms and common product development.

Telenor Mobil — Norway

      We are the leading provider of mobile telecommunications services in Norway. We offer a broad range of digital services to the Norwegian corporate and consumer market and have extensive experience in providing mobile services and operating mobile communication networks in Norway.

Technology

GSM (Global System for Mobile Communications)

      Our digital network covers over 99% of Norway’s population. Currently, the only other network operator of digital mobile phone services in Norway is NetCom, which is owned by the telecommunications company TeliaSonera.

      We hold three licenses for the provision of GSM-based services. The first GSM 900 license was granted to us in 1992 and is due to expire at the end of 2005. NetCom was granted a similar license at the same time. We were granted a second GSM 1800 license in 1998, which is due to expire in 2010. NetCom and Teletopia are the other licensees within this frequency band. We were awarded the third license on additional frequencies in the GSM 900 band, which expires in 2013, as a result of an auction in 2001.

      The Ministry of Transportation and Communications is currently considering the process for renewal of the licenses it granted in 1992. We have filed an application for extension of our current license until 2013 or alternatively until 2010, in each case to coincide with the expiry of one of our other GSM licenses. The Ministry will decide on the renewal of the licences for the GSM 900 frequencies no later than October 31, 2004. For a description of the conditions under the licenses, you should read “Regulation — Regulatory Issues and Licensing (Norway) — Service licenses”.

GPRS (General Packet Radio Service)

      General Packet Radio Service, or GPRS, is a key element in the provision of advanced mobile data services, such as multimedia messaging services (MMS), wireless application protocol (WAP), machine-to-machine communications and intranet/ Internet access. We have recorded over 900,000 end users who have connected to and used our GPRS network since the service was launched in 2001. We offer simple and secure connection from mobile devices to corporate customers’ intranet systems. When using GPRS, customers are charged only for the amount of data that is actually transferred.

UMTS (Universal Mobile Telecommunications System)

      We are one of three license holders for UMTS in Norway. As of December 2002, our rolled-out UMTS network could provide geographic coverage to the homes of approximately 1.5 million people with a minimum bit rate of 128 kbit/s, thus complying with the initial minimum coverage requirements under the terms of our UMTS license. However, as of December 2003, the required number of brands and quality of UMTS terminals continued not to be commercially available in Norway. In response to these delays in supplying UMTS equipment, in 2003 the Norwegian government proposed that UMTS license holders may elect to delay the roll-out schedule for up to an additional 15 months. For additional information on the delay of the roll-out schedule you should read “Regulation — Regulatory Issues and Licensing (Norway) — Service licenses”, for more information about UMTS you should also read “Network” and “Competition”.

NMT (Nordic Mobile Telephone)

      We are the only provider of analog mobile telephony services in Norway through our NMT 450 network. Our NMT 900 network was phased out in March 2001 and our paging system was terminated in September 2003. The vast majority of analog customers have now migrated to digital services, although in some customer segments analog services remain attractive due to NMT 450’s superior coverage in some remote areas. We are licensed to continue providing NMT 450 services until the end of 2004. We will stop providing NMT services as of December 31, 2004. To compensate for the loss of NMT coverage, we have decided to increase GSM coverage along the Norwegian coast and in some mountain areas by utilizing extended cell technology which doubles the range of coverage.

Services

      Our mobile communications business generates revenues from voice traffic and value added services (non-voice services).

Voice Services

      Voice traffic revenues consist of traffic charges paid by mobile subscribers, interconnection fees, roaming traffic charges from calls made by subscribers of foreign mobile network operators while in Norway and calls made or received outside of Norway by our subscribers using another mobile operator’s network. Voice traffic revenues depend principally upon the total number of subscriptions, traffic volume, the mix of services utilized by subscribers and tariff applicable to such services

      Although we intend to continue developing new advanced value-added services to add to our portfolio, we anticipate the bulk of our revenues to continue to come from core voice services. Therefore, we are focusing our efforts on renewing our tariff plans, improving existing services and developing new voice services to meet the everyday needs of customers in all segments.

      One example of our success in core voice services is our corporate solution ProffNett. The first version was launched in 2001 and has since been modified and improved. This solution provides corporate subscribers with functions previously only associated with fixed line networks, including internal extension numbers, call transfer and callback. Accordingly, employees in a company that uses this solution only require one (mobile) phone and phone number and there is no need for fixed line voice services.

Value-added services

      We offer an extensive portfolio of value-added services to our customers, including call waiting, caller identification, call forwarding, itemized invoicing, voice mail, short messaging services (SMS) and mobile content services, mCommerce, multimedia messaging services (MMS) and data services.

      SMS and Content Services. The use of SMS has continued to grow. Content services based on premium SMS (Content Provider Access, or CPA), such as downloads of ring tones, logos, pictures, Java-based games and directory enquiries, is another area of growth. This solution is simple to use, is available automatically to all contract and prepaid customers and has quickly gained wide acceptance in the market. Approximately 70% of all our customers purchased premium rate content services in 2003. CPA is available to any content provider who wishes to deliver content to our customers.

      The average number of sent messages per month per subscriber was 61 in 2002 and 70 in 2003, which presents an annual increase of 13%. In terms of the total number of messages, our customers sent 14% more messages in 2003 compared to 2002.

      mCommerce. We provide mCommerce services secured by public key infrastructure (PKI) technology, a secure identification system for mobile payments, banking and other electronic transactions. The mCommerce platform supports payments from bank accounts secured by PKI based on digital signatures. The most attractive mCommerce service has proved to be the service, which enables our customers to recharge their prepaid subscriptions. Recharging prepaid phones through mCommerce reduces the total commissions paid to retailers for distribution of prepaid “to up” cards.

      MMS (Multimedia Messaging Services). We launched a commercial service in November 2002. From June to November 2003, we offered all our customers free use of MMS. This resulted in a substantial increase in the number of sent MMS messages and in many customers purchasing mobile phones with MMS functionality. This development is expected to generate future growth in MMS revenues. In close cooperation with the largest content providers in Norway, we provide MMS content services that offer a substantially richer customer experience than SMS content services. Multimedia messaging is primarily expected to complement SMS messaging and content services and to create substantial new revenue streams both from person-to-person communication and content-based services.

      Data. We offer fast and reliable circuit and packet switched data transmission. Circuit switched data services are based on GSM low speed and high speed technology. Packet switched transmission is currently based on GPRS and WLAN, and in the future will also be based on UMTS. These services enable mobile phone users to send and receive e-mail, to connect to corporate networks through a PC or a mobile phone and to use the Internet. The majority of the packet switched revenues are currently related to WAP and we have seen a growth rate of nearly 400% from 2002 to 2003.

Customers

      Between 1997 and 2000, we experienced strong growth in our customer base due to the rapid increase in mobile penetration rates in Norway. Since 2001, the growth rate has been slowing down, although total subscriptions in the market are still increasing. We were not able to maintain our strong growth in subscribers from previous years in 2003 mainly due to increased competition from other service providers and our decision to focus more on growing in terms of contract subscribers. The number of our subscribers decreased during the first half of 2003. However, this decrease was offset by an increase during the second half of 2003 due to the positive effects of the marketing measures which we had taken at the beginning of the year.

      As of December 31, 2003, we had approximately 2.3 million GSM subscriptions in Norway for digital mobile telephone services, which represent 57% of the total market in Norway. We estimate that there were over 4.1 million mobile subscriptions in Norway, which we estimate represents a mobile penetration rate of approximately 90% of the Norwegian population, up from 84% at the end of 2002. The total number of net new digital subscribers in the Norwegian market in 2003 was approximately 285,000. Our net growth in new subscribers as an operator was 178,000, which reflected a decline in the number of direct subscribers and strong growth in the number of wholesale subscribers. You should read “— Wholesale” for more information on our mobile wholesale operations.

      The table below shows selected subscription data for our Norwegian digital and analog services on the dates specified. Wholesale subscriptions are not included.

	At December 31,

Subscriptions at end of period(1):	1999	2000	2001	2002	2003

	(in thousands)
By type of service:
Digital
Contract	1,003	1,145	1,210	1,215	1,228
Prepaid(2)	732	911	1,027	1,115	1,099
Analog	216	143	70	52	36

Total subscriptions	1,951	2,199	2,307	2,382	2,363

(1)	The number of subscriptions at end of period is calculated based on the number of contract and prepaid services subscribed to by our customers. A customer may subscribe to more than one subscription service.

(2)	For purposes of calculating our number of prepaid subscriptions, we only include prepaid customers that have had incoming or outgoing traffic during the last three months.

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

	Year ended December 31,

	1999	2000	2001	2002	2003

Churn rates for contract subscriptions	14.2%	12.7%	12.5%	17.5%	21.4%

      As the leading mobile service provider in Norway, we are facing increased competition from all other mobile service providers, especially those that have a service provider arrangement with us to use our network. Our increase in churn from direct subscribers is mitigated by a growth in service provider subscribers. Our market share measured by number of subscribers as an operator is therefore unchanged at 69% at end of 2003 and 2002.

Mobile tariffs

      We offer a range of mobile service packages designed to appeal to specific customer segments. We offer residential subscribers six different tariff plans, four postpaid and two prepaid subscriptions. In the corporate segment, we offer two postpaid tariff plans and corporate solutions. All tariff plans include free access to a variety of value-added services, including voice mail, SMS, MMS, and GPRS.

      According to Eurodata and the OECD, the tariffs that we offer to our customers in Norway are below average for OECD countries based on price baskets. We reduced our tariffs for SMS in May and December 2003 and we further reduced our tariffs for voice services in June and August 2003. In addition to reducing prices, we have simplified our pricing structure and changed the names of our tariff plans in order to distinguish more clearly between our offerings to individuals and those to corporate customers. Since 2000, djuice has been our WAP and mobile Internet venture, but in June 2003 it was relaunched as two separate youth tariff plans, which are tailored to younger mobile users. Djuice offers lower and simpler prices on calls and SMS, in addition to an extensive package containing a specified volume of free SMS, MMS, WAP usage and Java games.

      We do not charge customers for incoming calls within Norway. These calls are billed to the caller, as is customary for digital mobile telephony subscriptions in Europe. Typically, the mobile operator terminating the call receives most of the tariff for the call.

      Tariffs for international calls generally vary by country and tariff plan. Rates for roaming outside Norway vary depending on the terms of the various roaming agreements and the relevant foreign mobile operators.

Marketing

      The Norwegian market is a highly developed and competitive market characterized by active regulatory forces. Following the introduction of mobile number portability in November 2001, the mobile market has seen increased churn levels, consolidation among service providers and increased marketing efforts by various providers targeting both low and high value segments.

      As the leading operator in the Norwegian market for mobile telephony services, we are an organization that makes a great effort to understand its customers’ various needs, to offer competitive pricing and good geographical coverage, and to provide superior customer service. To address the increased challenges in our market, we are currently implementing steps to maintain a more focused control over our current and near future revenue streams, as well as exploiting more cost-effective measures to serve and communicate with our customers.

      During 2003, we focused our efforts on churn reduction through holdback activities, i.e., activities aimed at retaining our most valuable subscribers. We have reduced selected prices, simplified our mobile tariffs and differentiated commissions in connection with the sale of new terminals so that customers signing up for minimum contract periods generate higher commissions for our dealers, which are reflected in the price of new terminals for our customers. Our marketing efforts have been focused on improving network quality and customer service levels. At the same time, we have been successful in maintaining a high level of sales on new subscriptions through our dealers and winback activities, i.e., activities aimed at regaining recently churned customers.

      We believe that our 24-hour customer service is a high quality tool for communicating with our customers. We intend to further exploit this channel to increase subscription sales, convert customers to more suitable tariff plans and encourage the use of value-added services.

Traffic

      The following table sets forth selected traffic data in our home market, excluding traffic generated by subscribers which are service providers. Digital data includes both contract and prepaid customers in both of our digital networks (GSM 900 and GSM 1800), while analog data includes customers in our Nordic Mobile Telephone networks (NMT 450 and, up until March 2001, NMT 900).

	Year ended December 31,

	1999	2000	2001	2002	2003

Digital:
Traffic:
Total outgoing traffic (in millions of minutes)	1,801	2,298	2,683	2,986	3,083
Total incoming traffic (in millions of minutes)	1,188	1,545	1,861	1,974	2,100
Average monthly incoming and outgoing traffic (minutes per digital subscription)	169	173	176	180	188
Number of outgoing SMS and content messages (in millions)	361	902	1,373	1,692	1,926
Analog:
Total outgoing traffic (in millions of minutes)	174	108	64	47	36
Total incoming traffic (in millions of minutes)	108	70	31	20	14

      Prior to 2002, growth in outgoing digital traffic minutes was mainly due to significant growth in our customer base. From 2002 onwards, there has been low growth in the number of subscribers and, as a result, the growth in total traffic generated by our direct subscribers has not been as significant as in previous years. The growth in traffic is therefore mainly a result of growth in minutes per user.

      Future growth in revenue per user will depend on a number of factors, including pricing, the availability of new services, the competitive environment and the ability to identify and attract the best customers.

      Total traffic in our network is growing at a higher rate than is set forth in the table due to an increase in the number of service providers subscribing to our network services. For additional information on service providers you should read “— Wholesale” below.

Distribution

      We distribute our mobile telecommunications services through retail stores, the Internet and independent distributors. Our total number of distribution outlets for both contract and prepaid customers was approximately 12,000 at December 31, 2003. All of our distribution outlets offer prepaid cards, while approximately 1,150 offer contract subscriptions. Prepaid cards can now be purchased in kiosks, petrol stations and supermarkets across Norway. For the convenience of our prepaid customers, in addition to prepaid cards, ATMs and mCommerce may be used to recharge prepaid accounts.

      We maintain high standards of training and performance for our sales personnel. We require our selling agents to sign contracts certifying the competence and training of their sales personnel, the space and prominence of our products in the retail space and the means of promoting our products.

Wholesale

      We have several service providers connected to our network. Each service provider is granted access to purchase mobile traffic and SIM cards from us in order to resell its services under its own brand name in the Norwegian market. It is the service provider’s responsibility to handle customer services, invoicing, marketing and sales to the end user. We have developed an online subscription administration system that enables the service providers to administer their customers more efficiently. We have also given service providers the possibility to develop their own prepaid solutions and decide their own tariff plans. At the end of 2003, we had 487,000 service provider subscribers in our network, up from 306,000 subscriptions at the end of 2002. At the end of 2003, service provider subscribers accounted for 17% of our digital subscriber base, compared to 12% at end of 2002.

      We signed a Mobile Virtual Network Operator (MVNO) agreement with Tele2 for Norway in September 2002, which allows Tele2 to offer public mobile telecommunications based on our GSM and UMTS networks. The commercial launch of Tele2’s GSM services in Norway under the MVNO agreement occurred in the second quarter of 2003. Our agreements with MVNOs and service providers are expected to further stimulate competition and contribute to the continued development of the Norwegian mobile telephony market.

Customer service

      We believe that customer care and service management are key factors that distinguish us from our competitors in the mobile telephony market, which is characterized by increasing competition. We believe that the provision of high-quality customer service is the foundation of long-term customer relationships and an important element of our growth strategy. Our customer service center supported by computer-telephone-integration directs our customers’ calls to agents with the right skills to address our residential and business customers’ demands. Within Norway, our customer service may be used free of charge.

      We own and operate our customer service center, which serves our customers and our dealers. The customer service center provides product information and guidance, maintains our subscriber database, answers billing inquiries, responds to customer complaints, checks customer credit, opens new subscriptions and sells additional value-added services to existing customers.

      In 2003, our customer service center in Norway handled, on average, 252,000 calls from our customers and 29,500 calls from our dealers each month. Our customer service call centers operate 24 hours a day, 365 days a year. In addition, our customers may use our automated customer care service to check account balances and to activate additional value-added services. Our automated service is available both by phone and on the Internet.

Subscriber management, billing and activation of contract subscriptions

      Each new contract subscriber, also known as post-paid subscriber, undergoes a credit check. As a result of the credit analysis, we either activate a subscription after the payment of any outstanding claims or we require the customer to pay a deposit. Subscribers receive bills including subscription charges, airtime and value-added services. We maintain continuous supervision of customers with high usage as well as those involved in credit disputes. Outstanding claims are sent to external debt collecting agencies. We have developed and introduced an enhanced electronic invoicing service for customers both in the residential and business market. These enhanced solutions provide customers in the business market with more billing options and easier handling of our electronic invoices.

Network

      We believe that a significant competitive advantage of our Norwegian operations historically has been the quality of service, both in terms of coverage and capacity, in our mobile network. In 2003, we delivered a 99% success rate in completing all calls in our digital network.

      We have taken several steps to improve the quality of our network and to expand the services we offer. In addition to our launch of higher speed mobile data transmission capability in November 1999, we enhanced our digital network with GPRS starting in February 2001. We are also in the process of increasing GSM coverage in selected areas by using extended cell technology. This technology provides about twice the coverage of an ordinary GSM base station.

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

      Most of the costs associated with radio networks relate to base station infrastructure. At December 31, 2003, we had approximately 6,250 digital radio transmission cells in Norway. In addition to usage for our own mobile services, many of our sites are also used for other purposes, including competitors’ networks and public mobile radio services.

      Ericsson and Nokia are our primary suppliers of radio network equipment. We purchase equipment from multiple sources to spread technology risk and retain influence over the development of new technology-related features. All of our radio base stations are connected via leased lines (cables or radio relay links) and are equipped with emergency back-up power.

      Our mobile switching systems have been designed to provide high levels of service, quality and reliability. The switching systems have redundant central systems and are monitored 24 hours a day. We have network repair personnel on call at all times. We locate our switching centers in secure facilities with limited physical access.

      The Norwegian regulatory authorities awarded us a UMTS license in late 2000. At December 31, 2002, the rollout of our UMTS network complied with the license requirement that we cover approximately 1.5 million people with a minimum bit rate of 128 kbit/s. At December 31, 2003, our UMTS network covered 1.7 million people. You should read “— Technology — UMTS (Universal Mobile Telecommunications System)” above “Competition” below and “Regulation — Regulatory Issues and Licensing (Norway) — Service licenses” for additional information on our UMTS license.

      Currently, the infrastructure of our UMTS network includes:

•	a radio network comprised of 250 Node B’s (base stations);

•	a core network and two RNCs (radio network controllers, one from each vendor); and

•	two small test networks from each vendor to be used for testing of new software releases and services.

      Some nodes of the existing GSM network, such as home location register and billing nodes, are utilized by UMTS. In the future, GSM and UMTS core nodes will be merged into one common core network.

Interconnection

      Existing regulations require us to provide interconnection, directly or indirectly, to our mobile communications network for calls to and from all domestic and international operators of public telephony. We have various agreements with other operators whose networks interconnect directly with ours, through which we receive fees for terminating incoming calls and pay fees for calls from our network to other operators’ networks. The amount of these fees is based upon the network where the call terminates and our agreement with that network. Norwegian telecommunications regulations impose cost-oriented pricing requirements for traffic terminating in mobile networks of operators with significant market power in the national market for interconnection. We have been found to have such a position of significant market power. In accordance with a recommendation by the Norwegian Post and Telecommunication Authority we reduced our interconnection charges from NOK 0.68 to NOK 0.63 per minute (excluding VAT) as of February 1, 2004. You should read “Regulation — Regulatory Issues and Licensing (Norway) — Interconnection and access — Interconnection” for a discussion of these cost-oriented pricing requirements.

International roaming

      We have entered into international roaming agreements with a large number of telecommunications operators outside Norway, enabling our subscribers to make and receive calls while traveling outside our network area. These agreements also allow foreign network subscribers to use our network while visiting Norway.

      At December 31, 2003, we had international roaming agreements with 216 digital mobile telephony operators in 127 countries and territories, including digital mobile telephony operators in all European countries. We have also entered into roaming agreements with PCS 1900 providers in North and South America, allowing our customers to access foreign networks by using their own SIM cards and satellite compatible handsets.

      GPRS roaming is available in 41 countries, and high speed data roaming is available in 23 countries at the end of 2003.

      In October 2003, we entered into a European Mobile Alliance with eight other mobile operators. The alliance will initially comprise the European territories of its members and reach more than 40 million subscribers. Apart from providing for roaming among its members, the alliance aims to be quick to market with new, innovative cross-border products and services, as well as to enable cooperation on operating initiatives, including technology, sourcing and sales. You should read “— Mobile Operations Outside Norway — Overview” for more details on the European Mobile Alliance.

Competition

      Our main competitor in Norway is NetCom, the other GSM network operator in Norway, which is wholly-owned by TeliaSonera. In addition, there are more than ten service providers and one mobile virtual network operator operating in the Norwegian wireless market. We compete in the Norwegian market for mobile telephony primarily on the basis of price, quality of network service, quality of customer service and the range of advanced products and services offered. We believe that we have been able to sustain a high market share in part through new market offers and by focusing on customer care.

      Current Norwegian telecommunications regulations impose cost-oriented pricing requirements on mobile network operators with significant market power in the national market for interconnection. Both NetCom and we have been found to have significant market power in this market. However the tarrifs charged by NetCom for terminating mobile traffic is still higher than our tarrifs. You should read “Regulation — Regulatory Issues and Licensing (Norway) — Interconnection and access — Interconnection” for a discussion of these cost-oriented pricing requirements.

      Currently, three operators hold UMTS licenses in Norway. We and NetCom, the two GSM incumbents, were granted licenses in late 2000, along with two other operators, one of which went bankrupt while the other returned its license. The authorities invited bids for the licenses in an auction during the summer of 2003. The Hutchison-Whampoa owned company Hi3G was awarded one of the idle licenses for NOK 62 millions. The license awarded to Hi3G only provides for limited roll-out obligations and it grants access to existing 2G networks on a national roaming basis from day one.

Mobile Operations Outside Norway

Overview

      We have made a number of significant investments in mobile telecommunications companies outside Norway. As at December 31, 2003, we had subsidiaries in Hungary, Malaysia, Ukraine, Bangladesh, and Sweden, and we owned an interest in six other international mobile operations. We had 13.2 million proportionate subscribers as of December 31, 2003, calculated on the basis of our ownership interests in each company.

      In accordance with our strategy of seeking to gain control of certain international mobile operations, while disposing of certain others, in order to maximize the synergies attainable by coordinating our efforts across a number of national markets:

•	We entered into an agreement with our joint venture partner Bell South in December 2003 to acquire its 46.5% ownership interest in Sonofon. The transaction, which increased our ownership to 100%, was completed on February 12, 2004.

•	In December 2003, we increased our ownership interest in GrameenPhone from 46.4% to 51.0%. Our voting interest of 51% remained unchanged.

•	On October 24, 2003, the Extraordinary General Meeting of Shareholders of VimpelCom approved the statutory merger of VimpelCom and its subsidiary VimpelCom-Region (VIP-R) and the related issuance of new shares of VimpelCom in exchange for the 44.7% stake in VIP-R owned by Eco Telecom and us. Upon completion of the merger, which is currently still pending subject to regulatory approval and satisfaction of certain other conditions precedent linked to regulatory approvals, we will own approximately 26.6% and 29.9% and Eco Telecom will own approximately 32.9% and 24.5% of VimpelCom’s total voting stock and total common stock, respectively.

•	On April 30, 2003, we announced the sale of a 9% ownership interest in the leading Greek mobile telecom operator Cosmote, raising total proceeds of NOK 2.1 billion, representing a financial gain before tax of approximately NOK 1.5 billion. On February 26, 2004, we announced the sale of our remaining 9% shareholding in Cosmote, raising total proceeds of NOK 3.1 billion, representing a financial gain before tax of approximately NOK 2.6 billion.

•	Our 20% interest in the Portuguese mobile company OniWay was sold in June 2003.

•	With effect from April 25, 2003, our ownership interest in Kyivstar increased by 1.15% to 55.35%

      You should read note 1 to our consolidated financial statements for additional information on the transactions mentioned above.

      We expect that our international investments will benefit from the products, services and technical expertise which we have developed in our domestic operations. In general, we have been actively engaged in the management of each of our investments. In many cases, particularly where we have management control of the operation, we have seconded key managerial, technological and marketing personnel to our international companies. Our personnel assist the local management in achieving rapid network roll-out, good network quality and sound marketing strategies, and attempt to transfer the skills we have developed in our operations.

      In 2003, we successfully realized synergies, in particular in the area of procurement of network and information system/IT equipment and sharing of best practices. In the long term, we are working to harmonize technology platforms of our operations in order to achieve further operational synergies. Throughout 2003, we were engaged in launching a new youth subscription branded djuice® through our subsidiaries Telenor Mobile Sverige (Sweden), Telenor Mobil (Norway) and Pannon GSM (Hungary). The common brand for our mobile youth venture in Sweden, Norway, and Hungary, is expected to provide opportunities for cross-border technological, marketing and product related benefits.

      In October 2003, the following nine leading independent mobile operators announced the formation of the Mobile Alliance to provide seamless, enhanced voice and data solutions for business and consumer customers across Europe: Amena (Spain), O2 (Germany, UK and Ireland), ONE (Austria), Pannon GSM (Hungary), sunrise (Switzerland), Telenor Mobil (Norway) and Wind (Italy). On April 1, 2004, Sonofon joined the Mobile Alliance.

      This new alliance will initially operate in the European territories of its members and reach more than 40 million subscribers. It aims to be quick to market with new, innovative cross-border products and services as well as to enable cooperation on operational initiatives, including roaming, technology, sourcing and sales. It is intended to expand the alliance to cover other key regions in order to further enhance the reach and “home-away-from-home” experience of its customers, backed by the same simplicity, convenience and service quality to which they are accustomed in their home country.

      In February 2003, the GSM Association (GSMA) presented the members of its new board, consisting of 21 of the world’s leading telecom operator executives, including the senior executive vice-president of Telenor Mobile. The board is expected to position the GSMA as the global trade organization in the mobile telecommunications industry and intends to focus on a high-profile series of commercial and strategic wireless industry initiatives.

      The following table provides an overview of the principal investments in our international portfolio during the periods and for the dates specified below.

							Telenor’s
		Mobile					Share of Net
		Telephony				Telenor’s	Income/(Loss)
		Penetration		Date of	Telenor’s	Ownership	After Tax(4)
		by Market	Date of	Initial	Investment(3)	Interest	Year ended
		December 31,	Commencement	Telenor	December 31,	December 31,	December 31,
Company	Market	2003(1)	of Operations(2)	Investment	2003	2003	2003

					(NOK in		(NOK in
					millions)		millions)
Subsidiaries
Pannon GSM(5)	Hungary	78,5%	March 1994	1993	8,606	100.00%
DiGi.Com	Malaysia	44%	May 1995	1999	5,483	61.00%
Kyivstar GSM	Ukraine	13.7%	October 1997	1998	1,071	55.35%
GrameenPhone(6)	Bangladesh	1.3%	March 1997	1997	267	51.00%
Telenor Mobile Sverige AS	Sweden	95%	June 2001	2001	652	100.00%
Associated companies and Joint Ventures
TAC(7)	Thailand	35%	September 1991	2000	4,834	29.94%	71
Sonofon(8)	Denmark	84%	July 1992	2000	14,205	53.50%	19
VimpelCom(9)	Russia	25.1%	June 1994	1999	2,334	28.98%	544
ONE	Austria	85%	October 1998	1997	1,653	17.45%	-94
ProMonte GSM	Montenegro	60%	July 1996	1997	56	44.10%	35

(1)	Based on our and the local regulatory authorities’ estimates unless otherwise stated. This also applies to the market penetration information set forth in the other tables of this section “— Mobile Operations Outside Norway”.

(2)	Date company commenced operations to provide commercial mobile services.

(3)	Includes guarantees, capital contributions, loans and other advances.

(4)	Excluding amortization of excess values/ goodwill, as shown in note 16 to our consolidated financial statements for the Group.

(5)	Investment includes both our direct investment in Pannon GSM and our indirect investment through our wholly-owned subsidiary, Telenor Hungary.

(6)	In December 2003, our ownership interest increased from 46.4% to 51.0%. Our voting interest of 51% remained unchanged.

(7)	Our ownership interest in TAC includes our direct ownership interest of 29.94% in TAC and our indirect interest held through our 24.85% shareholding in UCOM, giving us a combined direct and indirect ownership interest in TAC of 40.29%.

(8)	On February 12, 2004, we increased our ownership interest in Sonofon from 53.5% to 100% by acquiring the remaining interest in Sonofon from our joint venture partner, BellSouth.

(9)	Investment and share of net income includes both VimpelCom and VimpelCom-Region.

      The following table provides information on the number of subscriptions of our principal international mobile operations for 2002 and 2003. The explanations in the notes to the table also apply to subscriber information set forth in the other tables of this section “— Mobile Operations Outside Norway” unless otherwise stated.

	Subscriptions
	(Total per company in thousands)

	December 31,

			% change
	2002	2003	2003/2002

Subsidiaries(1)
Pannon GSM	2,450	2,618	6.9%
DiGi.com	1,616	2,207	36.6%
Kyivstar GSM	1,856	3,037	63.6%
GrameenPhone	769	1,141	48.4%
Telenor Mobile Sverige (Sweden)	54	81	50.0%
Associated companies and joint ventures(2)
TAC	5,455	6,550	20.1%
Sonofon(3)	1,103	1,112	0.8%
VimpelCom(4)	5,153	11,437	121.9%
ONE	1,348	1,427	5.9%
Pro Monte GSM	177	241	36.2%

(1)	Subscriber figures based on three months churn for prepaid.

(2)	According to figures published by the companies unless otherwise stated.

(3)	Subscriber figures published by the Danish National Telecom Agency (excluding service providers and based on 12 months churn).

(4)	Including 100% of subscribers in regional joint ventures and based on 6-month prepaid churn.

Consolidated Subsidiaries

Pannon GSM (Hungary)

      Our wholly-owned subsidiary Pannon is the second largest mobile operator in Hungary measured by number of subscribers. As of December 31, 2003, Pannon estimates that it had a market share of approximately 35.8%. At December 31, 2003, Westel Mobile is believed to have had a market share of 47.4%, while Vodafone is believed to have had a market share of 16.8%.

      The number of mobile telephone subscribers in Hungary has grown significantly over the past three years, from approximately 1.6 million subscribers at December 31, 1999 to 2.6 million subscribers at December 31, 2003. Market penetration reached 79% at December 31, 2003. Therefore, subscriber growth is declining and competition for new subscribers is intensifying. The majority of Pannon’s subscriber base subscribes to various prepaid tariff plans. In the future, Pannon expects its main subscriber growth to come from the prepaid consumer segment.

      Pannon currently offers prepaid and contract services, short messaging services, and international calls over Internet protocol and wireless application protocol. In September 2000, Pannon introduced Internet service provider, or ISP, services. Pannon launched GPRS in mid-2001 as the first operator in Hungary with national GPRS coverage. GPRS roaming for pre-paid subscribers was launched in 2003. MMS was launched at the end of 2002. The Hungarian authorities have announced that the tender for UMTS licenses will be launched during 2004. Pannon plans to participate in the UMTS license auction if the conditions are favorable.

      Pannon has made significant investments in establishing its brand name and positioning itself as a provider of high-quality services, with up-to-date features, competitive pricing and good customer service. Most recently, it has launched a new brand djuice for the youth segment.

      Pannon has designed and built its network and supporting information technology systems to take advantage of current digital technology and to provide high-quality services on a nationwide basis in Hungary. Synchronized Digital Hierarchy (SDH) backbone rings have been rolled-out to improve the stability and quality of the network. Ongoing investments in the network are part of the plan to provide greater capacity in order to maintain a high-quality network and expand the range of services.

      In addition to 41 regional service centers, Pannon sells its products through a nationwide network of dealers and outlets on an exclusive basis. The quality, number and location of the outlets are continuously evaluated as Pannon seeks to optimize its distribution profile for the market. Pannon also has a direct sales force, including dedicated salespersons responsible for major account sales.

      In October 2002, the Arbitration Committee (HDB) of the Hungarian Communications Authority designated Pannon as having significant market power (SMP) in the mobile market and in the national market for interconnection. An operator which has been identified as an SMP operator is under an obligation to meet various strict legal requirements, such as applying a certain cost model as a basis for interconnection tariffs. If the designation of Pannon as an SMP operator in the national market for interconnection were to be upheld by the courts, Pannon’s mobile termination prices could be adversely affected in the future.

      Pannon filed a complaint against the above-mentioned decision relating to interconnection SMP and the immediate effectiveness of this decision was suspended by the Municipal Court of Budapest, acting as court of first instance. Following an unfavorable decision by this court on the merits of the case in February 2003, Pannon filed an appeal with the Supreme Court. Due to procedural errors, the Supreme Court remanded the case to the Municipal Court for re-evaluation in November 2003. Shortly after the decision of the Supreme Court in November 2003, Pannon was once again identified by HDB as having SMP in the mobile and interconnection markets. Pannon again contested the decision on interconnection SMP before the Municipal Court in Budapest on the grounds that there had been no significant market changes justifying a new decision and that the first case had not yet been decided. However, the court did not suspend the immediate effectiveness of the decision. Hearings are currently ongoing in both cases, but no decision has been issued yet. Since the effectiveness of the second decision by the HDB was not suspended, Pannon was required to disclose the cost basis for its interconnection prices to the Hungarian Communications Authority by March 1, 2004. Although the underlying issue of Pannon’s qualification as an operator with SMP in the national market for interconnection has not yet been resolved, Pannon provided the information requested on March 29, 2004.

      During 2002, in accordance with the chapter on universal service obligations in the Hungarian Telecom Law, Hungarian authorities established a Universal Service Fund (USF) with the aim of compensating universal service providers, i.e., fixed line operators, for offering low tariff packages to certain customer segments, mainly residing in rural areas. All fixed and mobile operators are required to contribute to the USF in proportion to their revenues, and in 2003 legislation was adopted which fixes the contributions at 0.5% of operators’ annual revenues from 2004 onwards. Pannon paid the required USF contribution of HUF 1.5 billion for 2002, but it has appealed against the requirement. Pannon also expects that it will be required to make a contribution to the USF for the year 2003.

      Pannon is involved in a legal dispute with Vivendi, the second largest fixed line operator in Hungary. Vivendi has argued for a reduction of fixed to mobile termination charges since the new Telecommunications Act was published in December 2001. Following a complaint by Vivendi, HDB ruled in June 2002 that Pannon’s method of calculating termination charges is not in line with the provisions of the law, stating that interconnection charges should be determined on the basis of objective criteria, following the principle of equal treatment and transparency in a verifiable manner. Pannon appealed this decision and the case is pending before the Hungarian Supreme Court.

      In February 2002, the Hungarian Competition Office (GVH) commenced an investigation against the Hungarian mobile operators, including Pannon, and the fixed line operator Matav relating to pricing mechanisms and market practice for call termination charges between 1998 and 2001. A report issued in connection with this investigation alleged that the Hungarian mobile operators abused their dominant position on the call termination market and formed a price cartel in respect of call termination charges. The allegation of abuse of dominant position was dropped due to lack of evidence, while the cartel charges were upheld. In July 2003, the Competition Counsel, an independent body within GVH, found the mobile operators’ activities had lead to a distortion of competition and Pannon was fined HUF 150 million. Pannon has appealed this decision before the Municipal Court of Budapest, but no decision has been issued yet. The fine will not be increased on appeal.

      The following table sets forth certain operating data for Pannon.

	Year ended December 31,

	2001	2002	2003

Mobile subscriptions (period end, 000s):
Contract	556	540	595
Prepaid	1,321	1,910	2,023
Total	1,877	2,450	2,618
Mobile telephony penetration in Hungary	49.6%	68%	78.5%

DiGi.Com (Malaysia)

      We hold a 61% ownership interest in DiGi.Com. Under current Malaysian law, we are required to reduce our ownership interest in DiGi.Com to below 50% by 2006. DiGi.Com is listed on the Malaysia Securities Exchange Berhad (MSEB) (formerly known as the Kuala Lumpur Stock Exchange). One of the MSEB’s listing requirements is that no less than 25% of DiGi.Com’s shares be publicly held, including shares held by institutional investors. DiGi.Com currently does not comply with this requirement. Under the revised listing rules, DiGi.Com made an application to the MSEB for the MSEB to exercise its discretion to recognize DiGi.Com’s then existing free float of 20.3% as being in compliance with the MSEB requirement. The MSEB informed DiGi.Com in January 2004 that DiGiCom’s application was accepted. The recognition is subject to further review by the MSEB and to DiGi.Com notifying the MSEB of any change to its free float percentage, its amount of issued and paid up capital and its number of public shareholders.

      DiGi.Com, with a market share of 20% as of December 2003, is one of three mobile operators in the Malaysian market and currently holds a public license for the operation and provision of GSM 1800 MHz digital mobile telecommunications networks and related services. The Malaysian mobile telecommunications industry consolidated during 2003, resulting in a reduction from five to three operators. The other operators are Celcom (merger of Celcom and Telekom Malaysia’s mobile unit — GSM 900, GSM 1800, E-TACS, D-AMPS, NMT 450), with a market share of approximately 40%, and Maxis (acquired TIMECel in 2003 — GSM 900, GSM1800) also with a market share of approximately 40%.

      Maxis and Telekom Malaysia were awarded UMTS licenses and are required to offer network access to MVNOs. DiGi.Com intends to operate as an MVNO on one of the UMTS networks in addition to providing services over its existing GSM/GPRS/EDGE infrastructure.

      Malaysian authorities require the network operators to share infrastructure facilities, while national roaming, which is currently only implemented on a limited trial basis between the three operators, is not actively pursued by the regulator. In addition, the USO contribution factor for mobile businesses was doubled in 2004 compared to 2003. The USO funds are available for tender by licensed operators to roll out telephony services to designated rural areas using wireless network infrastructure.

      DiGi.Com offers mobile voice, roaming and value-added services through prepaid and contract services. DiGi.Com is currently one of the leading operators in the prepaid segment, which is the fastest-growing segment in the Malaysian mobile market. With various valued-added services, such as multimedia messaging, advanced short messaging services and discount voucher logo, DiGi.Com’s prepaid services are perceived as advanced and trendy by the market. DiGi.Com launched the first and only prepaid advanced tariff plan which offers automatically adjusted rates according to customers’ usage. The company also offers different subscription plans to suit the various needs of its contract customers. It also provides a range of international carrier services.

      To reach its customers, DiGi.Com has established more than 20 DiGi.Com Centers and cooperates with a large number of dealers throughout Malaysia, in addition to offering efficient and innovative ways for customers to communicate with DiGi’s customer service functions via phone or Internet.

      Seconded Telenor personnel are serving as chief executive officer, head of mobile, and managers and expert advisors in various departments of DiGi.Com.

      The following table sets forth certain operating data for DiGi.Com.

	Year ended December 31,

	2001	2002	2003

Mobile subscriptions (period end, 000s):
Contract	137	97	106
Prepaid	902	1,519	2,101
Total	1,039	1,616	2,207
Mobile telephony penetration in Malaysia	31%	37%	44%

Kyivstar (Ukraine)

      We have a 55.35% ownership interest in Kyivstar GSM, a leading mobile operator in the Ukraine. Effective September 1, 2002, we consolidated Kyivstar as a subsidiary. The other shareholder in the company is Storm (44.65%), after it bought Omega’s 3.7% interest in January 2004. On January 30, 2004, a new shareholders’ agreement between Storm and us entered into effect to reflect the new ownership structure.

      An affiliate of the Alfa Group, our partner in VimpelCom, became the main shareholder of Storm in July 2002. In November 2002, Kyivstar increased its share capital by USD 35 million. Former shareholder Omega did not participate in this share capital increase, resulting in a dilution of its ownership share down to 3.7% and a corresponding pro-rata increase in share ownership for Storm and us with effect from April 25, 2003.

      Kyivstar owns a GSM 900 license and a GSM 1800 license. In addition to voice telephony, Kyivstar provides short text and voice messaging services as well as mobile Internet services based on WAP. In December 2001, Kyivstar introduced the content provider access (CPA) concept and, in February 2002, Kyivstar launched GPRS. Kyivstar’s GSM network had geographical coverage of approximately 60% and population coverage of 80% as of December 31, 2003.

      As of December 31, 2003, Kyivstar estimates that it had a market share of approximately 47% in the Ukrainian mobile telecommunications market and it is now the market leader in the prepaid market, just ahead of Ukrainian Mobile Communications (UMC). The company had approximately 3.037 million subscribers at December 31, 2003, of which 82% were prepaid. Kyivstar expects growth, especially in the prepaid segment, in the years to come. In 2003, Kyivstar’s main competitor, UMC, was acquired by Mobile TeleSystems (MTS), VimpelCom’s main competitor in Russia. In addition, one of the smaller operators in the Ukraine, Digital Cellular Communication (DCC), has announced plans to become a third national GSM operator with Türkcell as one of the major investors. Kyivstar has invested significant resources in establishing a strong brand name and its “Ace and Base” prepaid products have been successful.

      Telenor personnel are seconded to Kyivstar to serve as chief operating officer, marketing director, technical director, financial director, and distribution expert.

      On September 19, 2003, an amendment to the 1995 telecommunications law entered into force, prohibiting operators from charging their own customers for incoming calls. This led to the implementation of the calling party pays (CPP) regime in Ukraine as of that date. As a result, both usage per subscriber and subscriber uptake have increased. However, the regulatory authorities have yet to decide whether the CPP regime will be extended beyond June 30, 2004. In November, the President signed the new 2003 telecom law, setting the direction for development towards conformity with EU requirements. This new law supersedes the 1995 telecom law, as amended.

      The following table sets forth certain operating data for Kyivstar.

	Year ended December 31,(1)

	2001	2002	2003

Mobile subscriptions (period end, 000s):
Contract	401	384	534
Prepaid	694	1,472	2,503
Total	1,095	1,856	3,037
Mobile telephony penetration in Ukraine	5%	8%	14%

(1)	Figures are based on management estimates.

GrameenPhone (Bangladesh)

      In December 2003, we increased our ownership interest in GrameenPhone from 46.4% to 51.0% for a consideration of NOK 86 million. Our voting interest remained unchanged at 51%. The non-voting shares were purchased from a syndicate of three banks which previously held a 9% ownership interest in GrameenPhone, but sold their shares in proportionate amounts to the holders of voting shares. In addition to us, the other shareholders in GrameenPhone are Grameen Telecom (35.0%), Marubeni Corporation (9.5%), and Gonofone Development Corp. USA (4.5%).

      As of December 31, 2003, GrameenPhone estimates that it had a market share of approximately 62%. Besides GrameenPhone there are three other mobile operators in Bangladesh: Sheba (with a market share of approximately 3%), Aktel (with a market share of approximately 21%) and Citycell (with a market share of approximately 14%).

      GrameenPhone offers contract and prepaid services as well as value-added services, including short text and voice messaging services. GrameenPhone services are perceived as having the most advanced and up-to-date features, for example through the launch of WAP in 2001 and interactive SMS in 2003. Additionally, GrameenPhone is the only operator in Bangladesh to offer nationwide coverage. We believe that the “GrameenPhone” brand has been established as a best quality brand.

      GrameenPhone sells its services through a nationwide network of independent dealers, wholesalers and retailers. GrameenPhone also establishes strong relationships with leading dealers and wholesalers based on exclusive arrangements. To service its customers, GrameenPhone has established customer service centers through a corporate direct sales unit and through six sales and info centers.

      Seconded Telenor personnel are currently serving as managing director, technical director, and managers/ experts in various departments of GrameenPhone.

      The following table sets forth certain operating data for GrameenPhone.

	Year ended December 31,

	2001	2002	2003

Mobile subscriptions (period end, 000s):
Contract	185	206	242
Prepaid	279	563	899
Total	464	769	1,141
Mobile telephony penetration in Bangladesh	0.5%	0.9%	1.3%

Telenor Mobile Sverige (Sweden)

      In September 2002, we entered into a framework agreement and two MVNO roaming agreements with Tele2 allowing each of us to provide mobile telecommunications services based on the other’s respective

GSM and UMTS networks in Norway and Sweden. The agreements have a duration of five years. We launched GSM services as an MVNO in Sweden through our wholly-owned subsidiary Telenor Mobile Sverige at the end of the first quarter 2003.

      We have been operating in the Swedish mobile market as a service provider through an agreement with Europolitan AB (Vodafone SE) under the djuice brand since 2001. As of December 31, 2003, djuice had approximately 81,000 subscribers, with 30,000 subscribers under the service provider agreement with Europolitan and 51,000 subscribers under the MNVO agreement with Tele2. This represented approximately 32% of the subscribers serviced by service providers in Sweden.

      The Swedish mobile market is a mature market with a penetration rate of about 95.4%. The three network operators TeliaSonera, Europolitan (Vodafone SE) and Tele2 have a total market share of 97%. SweFour became the fourth company to win a GSM license in May 2002 and, through its subsidiary Spring Mobil, it operates as a provider of network capacity to companies. Through their joint venture Svenska UMTS-nät AB, TeliaSonera and Tele2 hold one UMTS license. Svenska UMTS-nät AB has agreed to purchase another UMTS license held by Orange Sverige AB, subject to the approval of this transaction by the authorities. TeliaSonera launched some UMTS-based services at the beginning of March 2004, but Tele2 is waiting until there are more functional handsets available on the market. Hi3G Access holds the third of the four UMTS licenses, and has launched UMTS-based services commercially under the brand name “3”. Europolitan (Vodafone) holds the fourth UMTS license, but has only launched a Mobile Connect PC card for its mobile office services (used by business customers) on its UMTS network in Sweden.

      As a member state of the EU, Sweden is implementing the EU telecommunications framework. For more information on the EU telecommunications framework you should read “Regulation — Regulatory Environment — European Union regulation”.

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

      At December 31, 2003, TAC had 6.55 million mobile subscribers, up from 5.5 million mobile subscribers at December 31, 2002, 82% of TAC’s subscriber base consists of prepaid subscribers. TAC estimates its market share in Thailand as of December 31, 2003 to be approximately 29%.

      The market leader in Thailand, AIS, also owns 97.5% of the fifth largest operator in Thailand, DPC. At December 31, 2003, we estimate that the combined market share of AIS and DPC was 59%. The third largest operator is TA Orange and we estimate that its market share at December 31, 2003 was 8%. The fourth largest operator Hutchinson-CAT Wireless Multimedia, launched its services in Bangkok in February 2003 based on the CDMA technology. We estimate that its market share at December 31, 2003 was 2%. The sixth and smallest operator is Thai Mobile. We estimate that Thai Mobile’s market share was 1% at December 31, 2003. Thai authorities have not yet announced any plans for the issuance of UMTS licenses.

      TAC offers mobile voice, roaming and value-added services to its customers through contract and prepaid tariff plans as well as mobile Internet services based on WAP. At December 31, 2003, TAC was the only operator in Thailand to offer GPRS services to both post and prepaid subscriptions on a nationwide basis.

      Telenor personnel are seconded to TAC to serve as co-chief executive officer, chief financial officer, deputy chief financial officer and deputy chief technical officer.

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

      Under the new Telecommunications Business Act (2001), any company wishing to operate a telecommunications business is required to obtain a license from the National Telecommunication Commission. The government has officially stated its intention to convert concessions into licenses. Several frameworks for conversions have been proposed, but no proposal has been adopted yet. The Telecommunications Business Act also limits foreign investments in public telecommunications companies to 25% of the total issued share capital, down from the previous 49%. The cabinet approved an amendment to the Act to increase the foreign ownership limit back to the original 49%, but no legislative amendment has been adopted yet. The foreign ownership limitation would apply automatically once TAC’s concession is converted into a license. However, the Thai regulatory authorities may also decide to apply this limitation to concessionaires. The announced amending legislation to increase the percentage to 49% has not yet been passed, although it has already been tabled in parliament.

Sonofon (Denmark)

      Our wholly-owned subsidiary Sonofon Holding A/S is the second largest mobile operator in Denmark measured by number of subscribers. In December 2003, we entered into an agreement with our joint venture partner BellSouth to purchase the remaining 46.5% interest in Sonofon for 3,050 million Danish Kroner, thus raising our ownership interest from 53.5% to 100%. The transaction was completed on February 12, 2004 and we will consolidate Sonofon as of that date.

      We estimate that Sonofon had a 23% market share in Denmark at December 31, 2003, based on number of subscriptions, excluding subscriptions of service providers, and on 12-month churn on prepaid.

      In addition to Sonofon, there are three other GSM network operators in Denmark: TDC Mobile (with a market share of 37%), Telia DK (with a market share of 7%) and Orange DK (with a market share of 10%). In 1999, Debitel Danmark (with a market share of 7%) began operations as the first service provider in the market. In 2001, two service providers called CBB (previously named Club Blah Blah) and Telmore entered the Danish market focusing on the prepaid market through web distribution. Telmore had a market share of 10% at year end 2003. At the end of January 2004, it was announced that TDC, who previously held 20% of the shares in Telmore, had exercised its option to buy the remaining shares in Telmore. During the fourth quarter of 2003, a new operator named 3 (Hi3G) entered the Danish market and commenced operations based on its UMTS license and a national roaming agreement with TDC on GSM. By the end of 2003, 3 had approximately 3,000 subscribers.

      Since its commercial launch of GSM services in 1992, Sonofon has positioned itself as an innovative and quality operator within all segments, focusing its products and services on simplicity and user friendliness, including various services such as WAP and mCommerce. In addition to its core business of mobile telephony, Sonofon offers fixed-network telephony, data services and Internet access primarily to the business segment and mainly based on Fixed Wireless Access (FWA) technology. Sonofon also provides wholesale mobile network services to service providers, in particular Debitel Danmark and CBB.

      As of December 31, 2003, Sonofon marketed and distributed its mobile telephone services and equipment through approximately 6,700 points of sale, including 86 wholly-owned outlets named Sonofon Partner.

      Sonofon holds no UMTS licenses, as it did not submit a tender in connection with the auction. The four UMTS license holders are TDC Mobile, Orange DK, Telia DK and Hi3G. TDC Mobile, Orange DK, Telia DK are expected to launch commercial services in 2004 on UMTS infrastructure in accordance with license conditions set by the Danish regulatory authorities. Hi3G commercially launched UMTS services during the fourth quarter of 2003. Sonofon intends to pursue cooperation with one of the existing license holders in order to offer UMTS products and services to its existing and new customers. However, the nature of the cooperation and timing of an agreement is uncertain.

      As a member of the EU, Denmark has implemented the EU telecommunications framework. For more information on the new EU framework, you should read “Regulation — Regulatory Environment — European Union regulation.”

      Sonofon has been designated as an operator with significant market power (SMP) in the market for mobile communications services. As an SMP operator, Sonofon is obliged to meet all reasonable requests for establishing or modifying interconnection agreements on transparent, objective and non-discriminatory terms. Furthermore, such agreements shall be made publicly available.

      The following table sets forth certain operating data for Sonofon.

	Year ended December 31,

	2001	2002	2003

Mobile subscriptions (period end, 000s):
Contract(1)	745	855	827
Prepaid	195	248	285
Total(2)	940	1,103	1,112
Subscriptions through service providers	97	155	407
Fixed-line customers (000s)	320	495	448
Mobile telephony penetration in Denmark(3)	74%	83%	89%

(1)	Selvhenter customers, a category of prepaid customers that is registered and therefore classified as contract customers by Sonofon, are included in the contract subscriptions for 2003. At December 31, 2003, there were approximately 55,000 Selvhenter customers in Sonofon’s customer base.

(2)	Subscriber figures exclude service providers and are based on 12-month prepaid churn.

(3)	Source: Telecom statistics from The National IT & Telecom Agency, Denmark.

VimpelCom (Russia)

      We initially invested in the Russian mobile operator VimpelCom in 1999 and we owned 28.98% of the common shares and 25% plus 13 shares of the company’s voting stock at December 31, 2003. VimpelCom was the first Russian company to be listed on the New York Stock Exchange. Eco Telecom Limited, part of the Russian Alfa Group, is our partner in VimpelCom and participates in developing VimpelCom as a national operator. The company’s mobile activities outside the city of Moscow and the Moscow region are largely operated through VimpelCom’s subsidiary VimpelCom-Region (VIP-R) and its subsidiaries. We invested in VIP-R in November 2002. In August 2003, Eco Telecom increased its ownership interest in VIP-R to 29.8% following an investment of USD 58.5 million in exchange for VIP-R shares. As a result, we currently hold an ownership stake of 14.89% in VIP-R, down from 17.5% at December 31, 2002.

      On October 24, 2003, the extraordinary general meeting of the shareholders of VimpelCom approved the statutory merger of VimpelCom and VIP-R and the related issuance of new shares of VimpelCom in exchange for the 44.7% stake in VIP-R owned by Eco Telecom and us. Upon completion of the merger, which is currently still pending subject to regulatory approval and satisfaction of certain other conditions precedent linked to regulatory approvals, we will own approximately 26.6% and 29.9% and Eco Telecom will own approximately 32.9% and 24.5% of VimpelCom’s total voting stock and total common stock, respectively.

      As of December 31, 2003, the shareholdings of common stock in VimpelCom of Eco Telecom and ourselves was:

	Economic ownership	Voting ownership

Eco Telecom Ltd., a part of the Russian Alfa Group	13.05%	25% + 2 shares
Telenor through Telenor East Invest AS	28.98%	25% + 13 shares

      As of December 31, 2003, 48.4% of VimpelCom’s outstanding voting shares were owned by ADR holders.

      The mobile penetration in Russia as of December 31, 2003 reached 25.1%. As at December 31, 2003, VimpelCom held a market share of 31% in terms of subscribers, with a subscriber base of 11.4 million subscribers. The company’s number of subscribers increased by approximately 6.3 million during 2003. VimpelCom’s main competitors Mobile Telesystems (MTS) and Megafon have a market share of 37% and 17%, respectively. VimpelCom’s GSM license portfolio covers approximately 92% of Russia’s population (134 million people) and seven out of eight Russian regions. VimpelCom operates under the brand name “Bee-Line”, which is among the most recognized brand names in Russia.

      On January 31, 2003, VIP-R acquired 90% of StavTelesot, a company in which Telenor held an ownership interest and which holds a GSM license for the Stavropol region. The remaining 10% stake was acquired in September 2003.

      In May 2003, VimpelCom, through an indirect subsidiary, successfully completed an offering of ruble-denominated three-year bonds in an amount equivalent to approximately USD 97 million. The bonds are due in May 2005 and bondholders have a put option that is exercisable in May 2004 at 100% of nominal value.

      In November 2003, VimpelCom was awarded “Brand of the Year in Russia” by an international jury, based on creative marketing and strategy results.

      A seconded Telenor employee is currently serving with VimpelCom as Deputy Chief Technical Officer. Another Telenor employee held the position of Chief Executive Officer until October 2003, when he was appointed Chairman of the Board of VimpelCom. In addition, several Telenor employees served in certain managerial positions for part of 2003.

      The Moscow market. VimpelCom currently is the market leader in Moscow with 5.7 million subscribers and a 49% market share. Penetration in Moscow was 68% as of December 31, 2003. VimpelCom’s main competitors in Moscow are MTS and Megafon with a market share of 42.7% and 7.4%, respectively.

      VimpelCom operates a GSM 900/1800 network in addition to a minor D-AMPS (Digital Advanced Mobile Phone Services) operation, targeting both business and mass-market consumers. The company currently offers GSM contract and prepaid voice services, messaging services (SMS, MMS), basic GSM services, Mobile Internet services, Internet, data and fax transmission services, content information and interactive services, roaming services, m-commerce, special services for corporate clients as well as customer convenience and loyalty services.

      In addition to 41 VimpelCom mobile sales offices, VimpelCom distributes its products through 74 independent dealers and 3,704 points of sale in addition to a dedicated sales force that focuses on sales to corporate subscribers. As of December 31, 2003, prepaid scratch cards could be purchased at more than 5,000 locations. Retail distribution channels for prepaid include large chains of electronics stores and other consumer retail stores.

      The regions outside Moscow. VIP-R was formed to concentrate on the development of VimpelCom’s regional GSM license portfolio. In November 2002, Alfa Group and Telenor invested USD 58.5 million each in VIP-R. In August 2003, Alfa Group invested an additional USD 58.5 million in VIP-R. Following this investment, VimpelCom’s ownership interest in VIP-R is approximately 55.3%. We hold approximately 14.9% and Alfa Group approximately 29.8% of the company’s voting and common stock. VIP-R is still in the roll-out stage outside Moscow. At December 31, 2003, VIP-R had established operations in 55 of a total of 72 licensed areas. The total number of license areas in Russia is 89. VIP-R’s estimated subscriber base as of December 31, 2003 was approximately 5.7 million subscribers with a market share of 23%. Penetration in the regions has reached 19%. As in Moscow, the main competitors in the regions are MTS and Megafon, holding a market share of 35% and 21.3%, respectively.

      VIP-R offers the same types of services as VimpelCom and distributes its products through regional sales offices as well as independent dealers, wholesalers and retail stores.

      The new law on telecommunication for the Russian Federation came into force on January 1, 2004. The process for the adoption of secondary legislation implementing the new law is still ongoing and according to the Russian ministry of communications is expected to be concluded during the first half of 2004. Accordingly, the exact implications of the new law for Russian telecommunications operators are still unclear. For example, it is not clear from the wording of the law which operators will be obliged to pay a fee to the Universal Service Fund, how this fee will be calculated and what its level will be.

      Gossvyaznadzor, the state body in charge of monitoring compliance with telecommunications regulations in Russia that reports to the Russian ministry of communications, completed an unscheduled inspection of VimpelCom on December 24, 2003. In a notice received on January 9, 2004 by KB Impuls, VimpelCom’s wholly-owned subsidiary which officially holds the Vimpelcom group’s Moscow GSM license, Gossvyaznadzor asserted that KB Impuls does not have any agreements with its subscribers and, therefore, has violated Russian law, and that the agency agreement between KB Impuls and VimpelCom, also in violation of Russian law, does not specifically provide that VimpelCom may sign subscriber agreements on behalf of KB Impuls.

      VimpelCom rejected the claims and noted that Gossvyaznadzor had completed several inspections over the years without any remarks on this issue. VimpelCom filed an application with the Arbitrazh Court of Moscow for an injunction, and on January 22, 2004, the Arbitrazh Court of Moscow granted the injunction. On March 18, 2004, the court ruled in VimpelCom’s and KB Impuls’ favor, by invalidating a provision contained in the notice received by KB Impuls from Gossvyaznadzor. However, it is expected that Gossvyaznadzor will appeal the decision and VimpelCom is continuing a dialog with the regulatory bodies in an effort to resolve these issues in a mutually satisfactory manner.

      The following table sets forth certain key figures for VimpelCom:

	Year ended December 31,

	2001	2002	2003

Mobile subscriptions (period end, 000s)(1):	2,112	5,153	11,437
Mobile telephony penetration in Russia	5.6%	12.4%	25.1%

(1)	Figures based on 6 months churn.

ONE (Austria)

      We have a 17.45% interest in ONE (former Connect Austria), which is the third largest mobile operator by number of subscribers of the five currently operating mobile operators in the Austrian market. ONE is a joint venture between E.ON (50.1%), Orange (17.45%), TeleDanmark (15%) and Telenor.

      As of December 31, 2003, ONE had a customer base of 1.427 million subscribers and an estimated market share of 20.6%. The penetration of the Austrian mobile telecommunications market was 85%. ONE offers a full range of mobile services including prepaid, voice mail, SMS, high-speed data transmission and WAP services. GPRS was launched in 2002.

      In November 2000, ONE acquired a UMTS license. ONE’s commercial launch of UMTS services is expected to occur during 2004.

ProMonte GSM (Montenegro)

      We indirectly hold a 44.1% ownership interest in ProMonte GSM, a mobile operator in Montenegro, through our 44.1% interest in ETL Luxembourg, which holds 100% of ProMonte GSM. ProMonte GSM commenced providing basic mobile telephony services in July 1996 and launched prepaid services at the end of June 2000. As of December 31, 2003, penetration in Montenegro was 60%. ProMonte held a market share of 58%.

TELENOR FIXED

      Through our Telenor Fixed business area, we are the leading provider of fixed network telecommunications services in Norway, where we provide telecom solutions to the residential and business markets, including analog and digital fixed line telephony services, asynchronous digital subscriber lines, Internet access, value-added services and leased lines. We also provide telecom solutions to the Norwegian wholesale market, including interconnection to our networks and domestic and international transit and capacity services. In addition, we provide both basic and value-added communication services and managed services to the business market in Sweden, the Czech Republic and Slovakia. We also own a 20.5% ownership interest in the listed Russian telecom operator Golden Telecom.

Overview and Background

Fixed Norway

•	Residential market. We provide traditional analog voice telephony services and digital fixed telephony service, commonly known as integrated services digital network (ISDN). We provide narrowband (PSTN/ISDN) and broadband (ADSL) Internet access and services to homes across Norway. At December 31, 2003, we had approximately 1,096,000 analog subscriptions, 454,000 ISDN basic rate access subscriptions and 163,000 ADSL subscriptions in the residential market. As of December 31, 2003, our Internet customer base consisted of 294,000 subscribers and 574,000 users of Frisurf, our free subscription service.

•	Business market. We provide traditional analog, ISDN, ADSL and leased lines services to businesses in Norway, including public sector entities. At December 31, 2003, we had approximately 212,000 analog subscriptions, 270,000 basic rate and 8,000 primary rate ISDN access subscriptions and 14,000 ADSL subscriptions in this market. In addition, we provide integrated voice and data telecommunications, access and network services in Norway. These integrated services include advanced network services, Internet Protocol (IP) based communication services, including Internet access and IP Virtual Private Network (VPN), data communication services, telephone-based customer contact solutions, messaging, hosting solutions and value-added voice services. We also offer a broad portfolio of managed services to businesses in Norway. These services include communication network access, workstation management, design services and support, among others.

•	Wholesale market. We provide a range of interconnection and capacity services, including leased lines, in the Norwegian market, allowing other network operators, Internet service providers and other service providers to connect to our network or use our infrastructure in order to facilitate their own service offering. We provide international operators with transit and capacity services for international voice and data traffic into or through Norway. We also provide switchless resale of voice services to allow resellers to offer their own services in the market. We provide ADSL and from 2003 onwards, we have offered unbundled telephony access (PSTN and ISDN) to other operators.

Fixed Sweden

      We provide telephony, IP-based communication services, data communication services and advanced network services to the business market, and telephony, xDSL and IP-based communication services to the wholesale market in Sweden through our Swedish subsidiary Telenor AB/Utfors.

Fixed Russia

      We provide voice and data telecommunication services to the Russian business market. On December 1, 2003, we exchanged the shares in our consolidated subsidiary Comincom for an ownership interest in the listed company Golden Telecom, which going forward will be reported as an associated company.

Fixed Norway

Market shares, traffic, access and penetration

      Measured by the percentage of traffic minutes carried over our network, our market share of traffic was 67% in the residential market and 74% in the business market in 2003. Due to the fact that prefix traffic with Telenor Plus was eliminated and Internet access and subscriptions are now provided directly by Telenor Fixed, our market share has increased by 7.6 percentage points compared to the market share of Telenor Networks in 2002. Traffic minutes decreased by 6% in our residential market and by 11% in our business market in 2003 compared to 2002. Overall, the total volume of traffic minutes in our network, including traffic generated by other operators, decreased by 8% in 2003 compared to 2002. These developments were primarily due to migration to mobile traffic and transition to ADSL, where traffic is not measured in minutes but in capacity.

      The usage of the Internet and other data applications has led to increased demand for access channels with higher capacity, or bandwidth, allowing data to be transmitted at higher speeds. A basic rate ISDN line provides a capacity of 128 Kbps. Our network has one of the highest penetration rates of ISDN lines in the world, with over 98% of our local access lines able to accommodate an ISDN line and 35% of our access subscribers using an ISDN line at December 31, 2003.

      ADSL provides broadband capacity, which means that data can be transmitted at much greater speeds than analog or ISDN lines over the existing installed copper line without interfering with the normal voice telephone connection. We currently provide ADSL lines, with a capacity of up to 2,048 Kbps for data transmitted to the subscriber and up to 448 Kbps for data transmitted from the subscriber. Unlike analog and ISDN, ADSL traffic is not measured by network minutes, but by the number of customers and capacity. As at December 31, 2003, 67% of our local access lines were able to accommodate an ADSL line and 9% of our access subscribers were ADSL subscribers. The high penetration rate of ISDN has had a positive impact on the roll-out of ADSL lines, since local access lines which are able to accommodate ISDN lines are easy to adapt for ADSL. At December 31, 2003 we had 177,000 ADSL subscribers.

      Approximately 473,000 access lines had carrier pre-selection with another carrier at December 31, 2003, compared to approximately 395,000 access lines at December 31, 2002. We provided a total of 3.0 million fixed line access channels at December 31, 2003. These included 1.7 million ISDN access channels provided to 732,000 subscriptions.

      The number of access lines as a percentage of the population of Norway was 70% at December 31, 2003.

Retail Markets

Residential Market

      We are the leading provider of telecommunications services to the residential market in Norway. At December 31, 2003, we had approximately 1.6 million residential customers.

          Services

      Our principal services in the residential market in Norway are analog access lines, ISDN access lines, ADSL and Internet subscriptions and a broad range of value-added services.

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

      ISDN. We also offer ISDN access. ISDN allows a single copper wire access line to be used for a number of purposes simultaneously, including voice, data and facsimile transmission. ISDN also provides a higher quality connection with faster transmission of signals and increases the bandwidth capacity. ISDN basic rate access provides two digital channels. Customers install their own ISDN lines on a “plug & play” basis or by ordering installation.

      Approximately 29% of our residential access customers subscribed to an ISDN line at December 31, 2003. At December 31, 2003, Norway had one of the highest ISDN penetration rates in the world, according to Jupiter Strategic Planning Services. In 2003, we sold over 44,000 new ISDN subscriptions. Due to the offering of unbundled access wholesale products as of 2003, there was a decrease of approximately 9.2% in the number of end user subscriptions.

      ADSL. ASDL uses existing copper wire networks for services that require a higher capacity in one direction than the other, e.g. video on demand. We provide broadband Internet access (ADSL) over the existing copper wire without interfering with the normal voice telephone connection. The main segmentation variables are price and different speed/ bandwidth. At December 31, 2003, we provided residential ADSL access to 163,000 customers, compared to 90,000 at the end of 2002 and we expect this trend to continue. Customers install their own ADSL lines on a “plug & play” basis or by ordering installation.

      Internet. We are the leading provider of Internet access to residential customers in Norway. At December 31, 2003, we provided residential Internet access and services to 1,031,000 customers. Our online narrowband customers in Norway pay a monthly access fee for our “Online” subscription services, while our “FriSurf” subscription provides free Internet access with customers paying for use of the Internet only.

      Value-added services. We offer a broad range of value-added services on a subscription or usage basis. Our subscription-based services, for which we charge a monthly fee, include caller identification, call waiting, voice mail and remote call diversion. Our usage-based services, for which we charge a per-minute fee, include a “call back when occupied” service, three-party conference calling and an international calling card service.

          Fees and tariffs

      In 2002, we increased both the connection and subscription fees to further adapt pricing to underlying costs. In 2003, connection fees and call tariffs were kept stable at a level which we regard as competitive. At December 31, 2003, we offered various discounts with our Familie & Venner (family and friends) programs. ADSL is priced based on a combination of speed and capacity for downloading (except the top product without any capacity restrictions).

          Access

      The following table shows information regarding our analog (PSTN) and digital (ISDN) access lines and channels, including courtesy and service lines as well as payphones, ADSL and Internet accesses in the residential market as at December 31, 2001, 2002 and 2003.

	As of December 31,

	2001	2002	2003

	(in thousands)
Analog (PSTN) lines	1,253	1,210	1,096
Digital (ISDN) lines:
Basic rate access lines(1)	489	500	454
Digital access channels(2)	979	1,000	908
ADSL access	23	90	163
Internet access:
Online subscriptions	371	377	294
Frisurf registered user accounts	437	533	574

(1)	A basic rate digital (ISDN) access line provides two access channels.

(2)	The number of digital access channels is calculated by adding up the number of access channels of the basic rate digital access lines.

          Traffic

      The following table shows information on minutes of traffic generated by residential analog and ISDN subscribers for each year in the three-year period ended December 31, 2003. The migration to ADSL decreases the number of traffic minutes as the use of ADSL is measured in capacity and not in minutes.

	Year ended December 31,			Increase (decrease)

	2001	2002	2003	2002/2001	2003/2002

				%	%
Traffic (millions of minutes):
National calls, excluding Internet traffic	6,478	5,835	5,202	(9.9)	(10.8)
Internet traffic	4,410	3,812	3,323	(14.0)	(13.0)
Calls to mobile phones	836	889	847	6.3	(4.7)
International	222	225	207	1.8	(8.0)
Other	409	472	520	15.4	10.2

Total	12,355	11,233	10,099	(9.3)	(10.2)

Market share (based on minutes):
Total residential(1)	71%	70%	67%

(1)	Average during the year.

          Competition

      In the residential market, our main competitor in the area of fixed telephony and dial-up Internet is Tele2, which offers services based on carrier pre-selection. Dial-up Internet is also provided by several smaller information service providers (ISPs), such as Tiscali, Sense and Powertech. Our market share in fixed telephony and dial-up Internet has stabilized over the past two years. Competition in fixed telephony has increased as a result of our offer of unbundled telephony access as of 2003. The migration from dial-up to broadband access solutions impacts competition in the Internet segment by introducing new market players. The residential broadband access market is increasingly dominated by ADSL providers. We are the major ADSL provider, but significant competition is offered by LLUB operators NextGenTel and Catch, as well as from other providers utilizing our ADSL wholesale line rental offer.

Business Market

      We are the leading provider of telecommunications services to the business market in Norway. Our objective is to provide our business customers with innovative communications services. Similar to our objectives in the residential market, we are seeking to develop and manage long-term customer relationships with our business customers.

          Services

      Basic network services. The principal services offered to our business customers are basic network services. These include analog, ISDN basic rate access and ISDN primary rate access lines, the latter being more advanced lines that provide 12 to 30 access channels. As of December 31, 2003, we had approximately 490,000 telephone subscriptions in the business market and 57% of our business customers had an ISDN connection. We offer three levels of business discounts from the basic traffic charges. The discounts are based on the volume of traffic.

      Leased Lines. We also provide leased lines to businesses. Under the universal service obligation in our fixed telephony license, we are obligated to offer leased lines with a capacity of 64 Kbps and 2 Mbps on equal terms to all players in the market. Demand for capacity has generally increased as customers are migrating from analog lines to digital lines and to higher capacity lines. The number of leased lines, however, has decreased as customers are migrating to ADSL.

      Internet access. We offer a range of solutions for Internet access, from basic connection for single users to advanced and comprehensive solutions for large companies with many users. We offer companies and organizations several different options to access the Internet. Multiple users can choose among a leased line, ISDN, ADSL, asynchronous transfer mode or frame relay technology to connect their local network to the Internet. Included in the portfolio are also new secure services for Wireless Local Area Networks (WLAN). Our ADSL offerings are mainly positioned towards the small and medium enterprise (SME) segment and our current offerings range from 640 to 2048 Kbps connections. ADSL technology enables “always-on” Internet connections by utilizing the existing telephony infrastructure. The deployment of ADSL is one of our priorities in the SME segment.

      VPN. We offer Virtual Private Network (VPN) solutions through which our customers may link their company’s sites and networks together and support their remote users. Based on a combination of authentication, encryption and protection of data, our VPN solutions are designed to ensure the secure transfer of data and help reduce costs for our customers’ communication infrastructure.

      Nordicom. Nordicom is our broadband network in the Nordic countries. This network:

•	includes nodes located across the country with ATM connections (asynchronous transfer mode, i.e. high capacity broadband) in five other countries and frame relay connections worldwide;

•	enables our customers to transfer data at rates from 64 Kbps to 155 Mbps; and

•	includes our dedicated X.25 network, which consists of approximately 500 transit nodes, to which we connect our customers’ terminals.

      Value-added telephony services. We offer our business customers basic voice communication services as well as advanced routing and service access, including:

•	customer contact services such as virtual call center solutions, traffic routing and toll-free numbers; and

•	interactive services such as interactive voice response, short messaging and web services.

      Messaging. We provide domestic and international messaging services based on a wide range of integrated and user-friendly e-mail communications packages. These services include our IMAP-based mailboxes for the professional market, which facilitate users’ access to e-mail, faxes, cellular phones and pagers, as well as receiving and sending of e-mail messages from both central and remote locations.

      Hosting. Our business customers may outsource their own server maintenance through our hosting solutions. Our Internet hosting services range from the storage of simple web pages to advanced multimedia and e-commerce solutions.

      Managed Services. In 2003, we offered a broad portfolio of managed services to businesses in Norway. Our business customers outsource their IT resources and infrastructure by using our services, which provide cost-efficient IT support and helpdesk functions at a fixed price for a package of services. The services can include communication network access, workstation management, design services and office support. As part of these services:

•	we store customers’ software and data on central servers located in our secure underground facilities; and

•	our users subscribe to a screen display and computing power, which we make available through one of our many telecom connection options.

      Our managed services are normally provided under long-term contracts with an average duration of three years. Typically, these contracts are awarded through competitive bidding. Our managed services operation currently consists of 26 external customers. At December 31, 2003, we had a market share of approximately 20% of the Norwegian managed service market, which is in line with prior years.

      On March 26, 2004, Telenor Fixed and EDB Business Partner entered into an agreement, effective May 1, 2004, to transfer to EDB Business Partner Telenor Fixed’s existing IT operations for a net consideration of NOK 132 million. Telenor Fixed will also transfer to EDB Business Partner 470 employees and its existing contracts for the provision of IT operating services with 26 customers in the private and public sectors in Norway. The aggregate value of these contracts is currently estimated to be NOK 800 million.

          Access

      The following table shows information regarding our analog (PSTN) and digital (ISDN) access lines and channels, including courtesy and service lines as well as payphones, ADSL and Internet access in the business market as of December 31, 2001, 2002 and 2003.

	As of December 31,

	2001	2002	2003

	(in thousands)
Analog (PSTN) lines	292	257	212
Digital (ISDN) lines:
Basic rate access lines(1)	284	297	270
Primary rate access lines(1)	7	8	8
Digital access channels(2)	787	828	774
ADSL access	1	4	14
Internet access:
Online subscriptions	15	13	16

(1)	A basic rate digital (ISDN) line provides two access channels and a primary rate digital (ISDN) line provides 12 to 30 access channels.

(2)	The number of digital access channels is calculated by adding up the number of access channels of basic rate access lines and of primary rate access lines.

          Traffic

      The following table shows information on minutes of traffic generated by analog and ISDN subscribers in the business market for each year in the three-year period ended December 31, 2003. The migration of fixed traffic from analog and ISDN to mobile and decreasing market shares led to lower traffic minutes in 2003.

	Year ended December 31,			Increase (decrease)

	2001	2002	2003	2002/2001	2003/2002

				%	%
Traffic (millions of minutes):
National calls, excluding Internet traffic	4,089	3,622	3,001	(11.4)	(17.1)
Internet traffic	1,657	1,481	1,296	(10.6)	(12.5)
Calls to mobile phones	576	610	595	5.9	(2.5)
International	161	153	133	(5.0)	(13.1)
Other	215	238	261	10.7	9.7

Total	6,698	6,104	5,286	(8.9)	(13.4)

Market share (based on minutes):
Total business(1)	77%	76%	74%

(1)	Average during the year.

          Competition

      The competition in the business market is most significant in the central industrial regions of Norway, where Song Networks, BKK, Priority Telecom and TDS Norge AS have invested in their own network infrastructures and challenged us with competitive offerings of fixed line access, leased lines, broadband and data communication services. Parts of the leased line and data communication markets are also being challenged by the LLUB operators NextGenTel and Catch, who offer VPN solutions connecting business locations and home offices through xDSL access lines.

          Distribution and marketing

      We distribute our products and services in our business market segment through a variety of channels. These include our key account managers and our direct sales force for our larger business customers. Our internal direct sales force is dedicated to our large corporate customer segment. In addition to our sales force, we use a number of independent agents for distributing our services to medium and smaller business customers. We have also implemented a strategic program to improve our customer relationship management capabilities in this market segment.

Wholesale Market

Domestic wholesale

      Interconnection services. In Norway, we provide interconnection services consisting of call termination, call transit and call origination, on both a carrier select and carrier pre-select basis. We are required to price our services on a cost-related basis. A significant amount of interconnection traffic is generated by the use of the Internet. To capture this traffic and secure Internet service providers as customers, we have introduced interconnection services targeted at these providers in the form of special network access. Our objective is to develop these services to maintain a leading position as a supplier of interconnection to Internet service providers. We offer interconnection services in Norway through 11 regional areas, which are divided into a total of 23 local areas.

      Local loop unbundling. We deliver local loop unbundling (LLUB) to other telecom suppliers as required by regulation. Local loop access provides operators with access to our copper access network. We also deliver shared access to the local loop. Through shared access, operators are able to provide end users with broadband.

      ADSL. We have launched ADSL in the wholesale market. ADSL access allows Internet service providers and other service providers to provide ADSL-based products and offerings without having to install any sort of technical devices in connection with the copper pairs.

      Intelligent network services. We also provide access to intelligent network services allowing service providers to offer value-added services hosted on our network. Intelligent network services allow sophisticated routing of calls depending on the time of the call, the area of origination, and menu of selection.

      Switchless resale voice services. We offer switchless resale voice services designed to allow resellers to offer their own services in the market, but through our network. Potential customers are virtual operators/ resellers.

      Wholesale line rental. In 2003, we started to provide telephony access (PSTN and ISDN) on a wholesale basis to other operators, and service providers which allows them to sell subscriptions to the end customer.

          Tariffs

      The following table shows our principal interconnection prices, excluding VAT, as of December 31, 2003.

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

          Access

      The following table shows information regarding our analog (PSTN) and digital (ISDN) access lines and channels, including courtesy and service lines as well as payphones, ADSL and LLUB subscriptions in the wholesale market as of December 31, 2001, 2002 and 2003.

	As of December 31,

	2001	2002	2003

	(in thousands)
Analog (PSTN) lines	—	7	104
Digital (ISDN) lines:
Basic rate access lines(1)	—	3	57
Primary rate access lines(1)	—	—	0
Digital access channels(2)	—	6	126
ADSL access	—	15	56
LLUB access	12	42	80

(1)	A basic digital (ISDN) line provides two access channels and a primary digital (ISDN) line provides 12 to 30 access channels.

(2)	The number of digital access channels is calculated by adding up the number of access channels of basic rate access lines and of primary rate access lines.

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

      Roaming. Telenor Global Services offers complete international roaming solutions which integrate IP connectivity with traditional voice services. Our roaming GSM service is global, with more than 220 international roaming partners through one single access line. The roaming GRX connects mobile networks via a high-security and cost-efficient IP network. We are a registered GRX provider in the GSM Association.

      Leased capacity services. We offer leased capacity services, which provide fixed and dedicated connections. Leased lines are available in both analog and digital interfaces and with different capacities. We deliver these services within Norway through our own telecoms network and in most other countries in the world in cooperation with reputable operators. These services are well suited to users that generate a higher volume of traffic between fixed locations, for instance, connections between different local area networks (LANs) or private branch exchanges (PBXs). Leased lines are also a basic element in the production of other services such as mobile phone and point of sale terminals.

          Competition

      Our main competitor with national coverage in the market for wholesale services is BaneTele. In addition, we face competition from a number of focused local or niche providers, specializing in smaller segments of both the residential and business markets. Some of these are local broadband initiatives supported or owned by municipalities and local utility companies. In the residential market we also face competition from cable networks

Network Operations

Domestic infrastructure

      Our domestic network is one of the most technologically advanced fixed line networks in the world. It supports our residential, business and wholesale service offerings, and also provides services to our other business areas.

      Trunk transmission network. Our national trunk transmission network comprises national and regional network layers that are in turn connected to our local access network. The national network uses a chained ring formation with 19 nodes, or connection or switching points, and 46 rings distributed on 12 chained ring structures. The trunk network includes two international switching exchanges.

      We have a national ring topology backbone network using synchronous digital hierarchy equipment on fiber optic cables. Synchronous digital hierarchy provides faster and less expensive network interconnection than the traditional PDH technology. PDH is the conventional multiplexing technology for network transmission systems. For the regional backbone network we have a similar structure based on similar technology.

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

      Our regional network layer comprises more than 300 installed connection or switching points in 145 rings distributed on 71 ring structures. The implementation of ring topology in the regional network has improved the quality of service of the network.

      Access network. Our local access network connects nearly 4,000 digital telephony switches and concentrators to virtually all homes and businesses in Norway. The network currently includes approximately 5.8 million kilometers of installed twisted pair copper wire. At December 31, 2003, the access network connected approximately 1,412,000 analog telephone lines, 781,000 ISDN basic rate and 8,200 ISDN primary rate access lines, 64,000 leased lines, 80,000 LLUB lines and 233,000 ADSL lines.

      Subscribers are connected to our network through approximately 50 combined tandem and subscriber exchanges, 150 subscriber exchanges and 3,500 concentrators.

      In larger cities in Norway, we also provide optical fiber connections directly to larger businesses, universities and municipal locations, and in total to more than 2,300 locations.

      The access network is well positioned for the roll-out of ADSL broadband access services as a result of the investment in increased capacity made as a part of expanding the ISDN coverage of the network in the period from 1998 to 2001. We have been expanding our ADSL network since 2002 and in 2003 we invested a total of NOK 1,388 million in our networks, of which NOK 265 million was invested in ADSL

International infrastructure

      International wholesale network. We offer an international wholesale network in the Nordic region between Oslo, Stockholm and Copenhagen. Our network capacity is one wavelength and is upgradeable.

      Our international switch in Oslo includes seven points of presence (PoPs), in Amsterdam, New York, London, Stockholm, Copenhagen, Paris and Frankfurt. These PoPs represent points of international interconnection with our customers and suppliers.

      Transatlantic submarine cable. We hold a 3.5% interest in the TAT-14 transatlantic submarine cable. The TAT-14 cable provides connection between five cable stations in Europe and two in North America. Service was launched on July 3, 2001, enabling us to provide capacity including backhaul between New York and major cities in Europe. In 2003, the capacity market continued to be unstable and uncertain.

Fixed Sweden

      In 2003, Fixed Sweden provided telephony, data communication services, broadband and advanced network services to the business market, and telephony, xDSL and IP-based communication services to the wholesale market in Sweden.

      We provide our customers in Sweden with access to our Nordic data communications network. We believe that the Swedish business market provides significant growth opportunities due to the size and the growth rate of the market, the fact that we have a first class national data communications network including last mile (customer access), and the fact that Swedish business customers prefer single vendor relationships and outsourcing.

      In December 2002, we acquired a 90% ownership interest and a bond convertible into an additional 2% equity interest in Utfors AB, a Swedish data communications company. Our fixed operations in the Swedish business market, grouped under Telenor Business Solutions AB (TBS AB), were simultaneously contributed to Utfors, in exchange for a bond convertible into an additional 4.1% ownership interest in Utfors, which was consolidated as of December 31, 2002. In December 2003, after acquiring slightly more than 90% of Utors’ shares, we initiated a compulsory acquisition procedure in accordance with Swedish law for the remaining outstanding shares of Utfors. We also launched a cash offer to purchase the remaining outstanding shares in Utfors in order to accelerate the process. After the expiration of the tender period under the cash offer at the end of January 2004, we held an ownership interest of 98.4% in Utfors. At the end of March 2004, we applied for a delisting of Utfors from the Swedish stock exchange “Nya Marknader”.

      TBS AB’s and Utfors’ operations were integrated during 2003, thus strengthening our portfolio by combining the customer bases and offerings of the two companies. Utfors is currently Sweden’s second largest provider of business data communication services, as well as the second largest wholesale provider of fixed network services after TeliaSonera.

      During 2002, the residential costumer base of former Telenordia Privat was sold to Glocalnet in exchange for a 37.2% share in Glocalnet. Glocalnet is the third biggest service provider within the fixed residential segment after TeliaSonera and Tele 2. In the third quarter of 2003, the remaining part of our residential customers (Utfors Privat) was sold to Glocalnet at a price of SEK 80 million in cash.

      During 2003, all of Glocalnet’s traffic was migrated to our production platform in Fixed Sweden. In addition to fixed voice and dial-up services, Glocalnet offers ADSL and mobile telephony services to its customers.

Fixed Russia

      In 2000, we acquired 75% less one share in the company CominCom/ Combellga, which provided a one-stop shop of high-tech integrated telephony services to corporate clients. In June 2003, we acquired the remaining shares in CominCom/ Combellga.

      On December 1, 2003, we closed a share exchange transaction with Golden Telecom, Inc., under which Golden Telecom received 100% of the shares in CominCom, including its wholly-owned subsidiary Combellga, in exchange for 19.5% of the shares in Golden Telecom. Further acquisitions of additional shares in the market gave us a 20.4% interest in Golden Telecom at December 31, 2003, which was worth approximately USD 204 million based on the closing share price of Golden Telecom at December 31, 2003.

      Golden Telecom, Inc., a listed company, is one of the largest providers of voice, data and Internet services in Russia and other countries of the Commonwealth of Independent States (CIS). The company had a market share of approximately 35% in the business market for voice and data communications.

      Comincom/ Combellga was consolidated up until December 1, 2003, as of which time Golden Telecom is reported as an associated company.

      We believe that growth opportunities in the Russian telecom sector are promising. This sector has expanded by an average of approximately 15% each year since 1999, primarily as a result of strong general market growth and the introduction of new services by companies operating in this sector.

      The main competitive advantages CominCom/ Combellga added to Golden Telecom were its modern infrastructure in Moscow, including proprietary last mile solutions, and its premium business customer base both in Moscow and other selected Russian cities.

      CominCom/ Combellga had also developed and operated networks in other Russian cities. These local networks, together with the long-distance transport backbone of CominCom/ Combellga to which they were connected, provide one of the most reliable solutions to business customers in Russia for telephony, data and Internet traffic. By using modern technology and local partnerships, CominCom/ Combellga was able to offer competitive tariffs for long distance and international calls.

Fixed International Other

      We also provide xDSL, Internet access and data communication services in the SME market and xDSL, local multipoint distribution systems (LMDS) and IP capacity in the wholesale market in the Czech Republic and Slovakia.

TELENOR BROADCAST

Overview

      During 2003, our Telenor Broadcast business area comprised our activities in broadcasting services to consumers and enterprises in the Nordic region. We are the leading provider of television services to consumers in the Nordic countries. We operate the national terrestrial broadcast network in Norway and are the leading provider of satellite broadcasting services in the Nordic region, utilizing three geostationary satellites. Our main objective is to strengthen our position as the leading TV distributor in the Nordic region.

      In 2003, the Telenor Broadcast business area comprised the following business lines:

      Distribution. We are the largest provider of television services to consumers in the Nordic region. We offer basic tier TV services, pay television and interactive services throughout the Nordic region to subscribers with satellite dish, cable TV subscribers and operators, and households in small antenna TV networks. Through our cable network division we also offer cable TV Internet access subscriptions in certain areas. We provide broadcasting services and TV distribution services to more than 2.5 million households and businesses.

      Transmission. We provide transmission services for broadcasters through Satellite Broadcasting and Norkring, the Norwegian incumbent analogue terrestrial radio and television transmission system operator.

      Other. Other consists of Conax, which offers conditional access systems, the corporate support functions of Broadcast, and related interests.

      The activities formerly organized in the Content and Interactive unit are now organised under Distribution and Others.

Distribution

      The Nordic operations through Telenor Vision, Telenor Avidi, Canal Digital, Zonavi and Sweden Online were reorganized under Canal Digital in 2003. Simultaneously, activities relating to the development of interactive TV services have been reduced. After the reorganization, Canal Digital is the leading TV content provider in the Nordic Region, distributing a wide range of national and international TV channels. Canal Digital has the exclusive distribution rights to the Canal+ movie channels and sport rights, including Premier League and NHL, to subscribers with satellite dish in the Nordic Region.

      We had a total of 2.5 million subscribers to our different television services, as of December 31, 2003, consisting of 763,000 subscribers with satellite dish, 604,000 cable TV subscribers and 1,098,000 households in small antenna TV networks. In 2003, we changed our former subscriber categories DTH, SMATV and CATV as follows: “Subscribers with satellite dish” corresponds to the former category of DTH subscribers, less institutional subscribers and small antenna TV network subscribers with a decoder. “Households in small antenna TV networks” corresponds to the previous category SMATV, plus small antenna TV network subscribers with a decoder. “Cable TV subscribers” corresponds to the category CATV subscribers.

      In addition, we had 31,000 cable TV Internet access subscribers. In 2003, our distribution area generated external revenues of NOK 3,8 billion. In 2003, we derived 47.8% of our distribution revenues from our operations in Norway and 52.2% from our consolidated subsidiaries in the Nordic region.

      In January 2004, the exclusive distribution arrangements on Canal+ content entered into between us and Canal Digital in connection with the acquisition of the remaining 50% of Canal Digital from Canal+ in 2002 were cleared by the EU competition authority.

      The table below shows our subscriber base per country as of December 31, 2003.

	Norway	Sweden	Denmark	Finland	Total

Subscribers Broadcast
Subscribers with satellite dish	274,000	334,000	109,000	46,000	763,000
Cable TV subscribers	382,000	222,000	0	0	604,000
Households in small antenna TV networks	159,000	251,000	638,000	50,000	1,098,000

Broadcasting	815,000	807,000	747,000	96,000	2,465,000

Satellite dish

      We distribute subscription-based and free to air TV services via satellite to 1.0 million households in the Nordic region. We distribute more than 70 Nordic and international channels and offer both basic tier and extended services, including premium pay TV, interactive and video-on-demand services. The satellite dish operations achieved revenues of NOK 2.5 billion in 2003, an increase of 21% compared to 2002.

      The following table shows key operating information for the satellite dish operations over the past three years:

	Year ended December 31,

	2001	2002	2003

Subscribers at period end(1)
Subscribers with satellite dish	569,000	701,000	763,000

Smart Cards only	418,000	240,000	241,000

Total Smart Cards(2)	987,000	941,000	1,004,000

(1)	The former subscriber category DTH was changed in 2003. “Subscribers with satellite dish” corresponds to the former category DTH subscribers, less institutional subscribers and small antenna TV network subscribers with decoder.

(2)	Canal Digital sells subscriptions via “Smart Cards”. Subscribers insert these cards into set-top boxes and receive programming. Total Smart Cards includes digital subscribers and smart card only customers which just receive free to air TV services.

      We believe that the growth in the number of subscribers over the past few years is primarily due to the success of our high-quality program packages that combine international content and local language programming.

Cable TV

      We operate a cable television network that served 604,000 subscribers as of December 31, 2003, of which 382,000 subscribers were located in Norway and 222,000 in Sweden. The cable TV revenues were NOK 882 million in 2003, of which 82% came from our Norwegian operation.

      In Norway, we market a basic access service bundled with an analogue basic tier package comprising 17-24 channels to individual households, landlords and housing associations. In addition, we sell digital Pay-TV packages to subscribers with a decoder and cable TV Internet access subscriptions to households connected to our upgraded networks. We market our cable television services through our own sales organization, which includes a national call centre, regional offices and sales representatives throughout Norway.

      The following table sets forth details of our cable operations for the years indicated.

	Year ended December 31,

	2001	2002	2003

Subscribers at period end
Basic tier	561,000	571,000	604,000
Of which Digital Pay-TV	28,000	33,000	35,000
Of which cable TV Internet access	12,000	21,000	31,000

      Most of our Internet access subscribers are located in the area around Oslo. In early 2000, we launched digital Pay-TV services in some parts of our cable TV network. As at December 31, 2003, 100% of our basic subscribers in Norway were able to receive digital Pay-TV services.

Small Antenna Networks

      We are the leading reseller of analogue and digital television channels and television services to privately-owned small antenna networks, such as housing associations, in the Nordic region. We also provide technical services relating to small antenna networks. Revenue from the small antenna networks TV operations for 2003 was NOK 336 million.

      The following table sets forth operating information for our small antenna networks TV operations.

	Year ended December 31,

	2001	2002	2003

Subscribers at period end(1)
Households in small antenna TV networks served	1,193,000	1,133,000	1,098,000

(1)	Subscribers defined as “Households in small antenna TV networks” correspond to the previous category SMATV subscribers and small antenna TV network subscribers with decoder.

Competition

      With regard to satellite dishes, we compete with Viasat, a subsidiary of the Swedish media conglomerate Modern Times Group (MTG). Providers of digital terrestrial television (DTT) services mark a new type of competitors, with Boxer in Sweden as the most important in the Nordic region.

      Within cable television in Norway our primary competitor is UPC Norway, a subsidiary of United Pan-Europe Communication NV. Within cable television in Sweden our primary competitors are Comhem, a former subsidiary of TeliaSonera sold to EQT partners in 2003, UPC Sweden, a subsidiary of United Pan-Europe Communication NV, and Kabelvision, a subsidiary of Tele2. Within the Nordic market for wholesale services to small antenna TV networks our primary competitor is Viasat. In the Danish market, we face competition from TDC’s subsidiary OnCable and TeliaSonera’s subsidiary Stofa in some segments.

      We compete in the Nordic market for satellite dishes primarily on the basis of price, quality of content and quality of customer service. With regard to the small antenna TV services we compete on the basis of price, breadth of content portfolio and value-added services such as technical support and advice. In geographical areas where cable companies have overlapping networks, they compete on the basis of technical reliability and their ability to offer other access services and to tailor the content portfolio to the preferences of the majority of the households in the area.

Transmission

      We are the leading provider of television transmission services in the Nordic region through satellite broadcasting, and through Norkring we are the sole provider of analogue terrestrial radio and television transmission in Norway.

Satellite broadcasting

      We are the largest provider of commercial satellite services for the transmission of television and radio programs and multimedia services to cable and home satellite dish television operators and other distributors in the Nordic region.

      We provide our services through a fleet of three geostationary satellites: the Thor II and III satellites and the Intelsat 707 satellite on which we lease 14 transponders. We expect to substitute the lease of Intelsat 707 capacity with capacity from the new satellite Intelsat 10-02, in which Satellite Broadcasting has an ownership interest, in the course of 2004. Transponders are the main devices that satellites use to receive and transmit signals. The three satellites are located in orbit approximately 36,000 kilometres above the equator at approximately 1 degree west. 1 degree west is an advantageous position for transmitting signals to the Nordic region and we estimate that over 90% of the households satellite antennas in the Nordic region can receive transmission from our satellites.

      We are currently one of two satellite transmitters of digital signals to home satellite dish receivers and cable TV companies in the Nordic region. Using digital transmission, each transponder can transmit six to eight channels simultaneously, while a transponder used for analogue transmission can only transmit one channel.

	Year ended December 31,

	2001	2002	2003

Transponders at period end
Used for digital transmission	24	27	32
Used for analogue transmission	15	7	6
Spare capacity	6	9	5
Total number of transponders(1)	45	43	43

(1)	Of the total number of transponders, 31 are used for broadcasting services and three are used for satellite network and mobile services. Transponders are measured in 36 MHz equivalents.

      As at December 31, 2003, we transmitted 120 TV channels (five analog) and 60 radio channels on behalf of more than 30 content providers. Revenues from Satellite Broadcasting in 2003 were NOK 782 million.

Terrestrial broadcasting

      Norkring owns an analog and digital terrestrial radio and television transmission system in Norway, with revenues of NOK 51 million in 2003.

      Norkring provides its analogue services to two national television broadcasters, NRK and TV2, and three national radio broadcasters, as well as local television and radio stations. Norkring also provides digital audio broadcasting (DAB) and limited digital terrestrial TV services. Norkring’s network consists of approximately 2,700 large and small transmitting stations in Norway and covers more than 99% of the Norwegian population. Norkring currently delivers DAB with 50% households and main roads coverage in Norway.

      In February 2004, the Norwegian Parliament approved the development of a DTT network in Norway and decided shut down of the analogue terrestrial network in 2007 subject to conditions outlined by the Parliament. Norsk Televisjon (NTV), a company co-owned by the national broadcaster NRK and the commercial channel TV2, has been awarded the concession as the content and subscriber management operator. Norkring has developed DTT on a test basis in limited areas, and is a possible contractor for the construction and technical operation of a DTT network throughout Norway.

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

Other

Conditional access systems

      We believe that conditional access systems are essential for creating good business models for content irrespective of terminal or access method. Access control via Smart Card is most widely used in the Pay-TV area. Through Conax, we provide these services both for broadcasting networks and Internet/ intranet and other types of networks. Our services enable video broadcasters and content providers to encrypt their digital services so that programming may only be viewed by authorized subscribers, i.e. viewers who pay a subscription.

      Conax generated revenues of NOK 159 million in 2003, of which approximately 75% was from other Telenor companies.

Related interests

      Following the sale of our 29% ownership interest in A-pressen in exchange for shares in APR Media Holding in 2003, we currently own 44.8% of the shares in APR Media Holding. APR Media Holding in turn holds 100% of the shares in A-pressen, which is the majority owner of 45 local and regional newspapers and some local television channels. A-pressen also owns a 33% interest in the Norwegian television channel TV2 and in other related interests.

      We own 33% in Otrum, which is a leading supplier of hotel TV solutions. Otrum is listed on the Oslo Stock exchange.

Corporate functions

      Corporate functions of Broadcast include IT and administrative support functions.

EDB BUSINESS PARTNER ASA

Overview

      Our 51.8%-owned subsidiary, EDB Business Partner ASA, is a leading Norwegian information technology company providing consulting services, software solutions and computer operations. EDB Business Partner’s customers are principally large and medium-sized companies and organizations with a special focus on banking and finance, telecommunications and the public sector. Although its primary market is Norway, EDB Business Partner also has operations in Sweden, the United Kingdom, Spain, Switzerland, and the United States. EDB Business Partner had total revenues in 2003 of NOK 4,289 million, of which NOK 3,210 million were external sales and NOK 1,060 million were sales to other Telenor businesses. EDB Business Partner’s shares are listed on the Oslo Stock Exchange.

      EDB Business Partner was created by the merger of our software and IT business with EDB, a publicly traded company, in May 1999.

Strategy and recent developments

      EDB Business Partner’s strategy is:

•	to be a leading expertise-based IT business, focusing on systems (software and service) and computer operating services; and

•	to take advantage of the increasing trend on the part of large and medium-sized businesses to out-source their IT functions as well as other opportunities arising from current IT trends, such as the growth of Internet applications, application service provisioning, e-commerce, Internet banking, mobile telephony/ wireless application protocol and business critical applications.

      At the beginning of 2003, EDB Business Partner announced a new business plan calling for a stronger focus on the business areas Computer Operating Services, Banking&Finance and Telecom. As a consequence, the Consultancy Services business area was closed down as of July 1, 2003. Part of the business was integrated into the business areas IT Operations and Telecom, while the remainder was divested.

      On March 26, 2004, Telenor Fixed and EDB Business Partner entered into an agreement, effective May 1, 2004, to transfer to EDB Business Partner Telenor Fixed’s existing IT operations for a net consideration of NOK 132 million. Telenor Fixed will also transfer to EDB Business Partner 470 employees and its existing contracts for the provision of IT operating services with 26 customers in the private and public sectors in Norway. The aggregate value of these contracts is currently estimated to be NOK 800 million.

      We also agreed to extend the duration of our existing outsourcing agreement, pursuant to which EDB Business Partner provides us with operating services, until May 1, 2011.

      Concurrent with this agreement, EDB Business Partner also agreed to sell a substantial part of the operations currently grouped in its Telecom business area to Accenture, the international consultancy firm, for NOK 400 million effective May 1, 2004. As of that same date, 360 current employees of EDB Business Partner will be transferred to Accenture.

Business Areas and Services

      EDB Business Partner has the following three business areas:

IT Operations

      EDB Business Partner is one of the largest suppliers of IT operating services in the Nordic region. This business area:

•	provides both the centralized and remote operation of computer systems, application service provisioning (ASP), data communications and services related to backup, security and publishing;

•	serves customers in all industries and sectors; and

•	comprises EDB IT Operations (former EDB Teamco), the subsidiary PDS AS and the Swedish company EDB Unigrid AB.

      EDB IT Operations operates the largest computer center in Norway and provides computer operating services for large and medium-sized companies in both the private and public sector. EDB IT Operations provides operation and monitoring services for both centralized computer systems and decentralized local area network servers.

Bank and Finance

      Through its wholly-owned subsidiary, EDB Bank and Finans AS (formerly EDB Fellesdata AS), EDB Business Partner is a leading full service application, IT operating systems and consultancy provider to the banking and finance sector in Norway. The Bank and Finance business area further includes the subsidiaries SysCon AS and Accept Data AS in addition to the Swedish company Infovention AB. The BeNeLux based company Maxware BV and EDB Ster Polska in Poland were sold in 2003.

Telecom

      The Telecom business area:

•	operates in Europe through EDB Telesciences AS and in the United States through Telesciences Inc.;

•	comprises the sale of software application solutions and consultancy services to the telecommunications sector; and

•	focuses in particular on the customer care and billing (CCB) as well as the mediation product areas. EDB Business Partner is a leading player in the market for mediation systems, i.e., data interfaces between network switches and business support systems.

      EDB Telesciences is a leading European software supplier specializing in the development of operational support systems for the telecommunications industry, flexible and advanced software systems, systems integration, implementation support and consultancy services.

      In 2003, we were EDB Telesciences’ principal customer and we accounted for a majority of its revenues.

      The 44% interest in the Washington D.C.-based consulting firm Logan Orviss Inc. was sold in 2003.

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

SATELLITE SERVICES

Overview

      We provide global satellite mobile communications services for a full range of telephony and data communications to and from mobile units all over the world. This includes communications to, from and between units at sea, on land, or in airplanes. Our maritime customers include commercial and naval vessels and oil installations. We are one of the world’s largest operators of this type of mobile service. We provide our satellite mobile services through our Eik land earth station (LES) in Norway and, after the acquisition of COMSAT Mobile Communications (CMC), now named Telenor Satellite Services, Inc., through the Southbury and Santa Paula LESs in the United States. Revenues from our satellite mobile communication operations were NOK 1,996 million in 2003, including external revenues of NOK 1,942 million.

      Our overall objective is to maintain and expand our leading position within satellite-based mobile communications. In 2001 and 2002, we completed two significant acquisitions in order to achieve this objective:

•	In January 2002, we completed the acquisition of COMSAT Mobile Communications (CMC) from Lockheed Martin Global Telecommunications and organized the CMC assets and operations in the newly established company Telenor Satellite Services, Inc. (TSSI). The acquisition strengthens our position as a major global satellite mobile operator and makes us one of the largest Inmarsat operators in the world. CMC’s operations include two LES facilities in Southbury, Connecticut, and Santa Paula, California. By adding these facilities to our Eik LES in Norway, we can provide coverage in all four Inmarsat satellite regions and offer a truly global and seamless satellite mobile communication services. The acquisition has improved our operational efficiency and further expanded our already wide range of services.

•	In March 2001, we acquired SAIT Communication S.A. from SAIT-STENTO for approximately NOK 190 million. The company was renamed Marlink SA after the acquisition. We consolidated Marlink SA effective March 1, 2001. Marlink is one of the leading companies in retail sales of satellite communication services through Inmarsat. As a result of this acquisition, we expanded our activity in the retail market.

      In order to continue to maintain and expand our leading position within satellite-based mobile communications, we intend to increase our offering of value-added services to the market and to enhance our presence in the area of billing and accounting services to support retail end users. This would allow us to both capture a larger market share and introduce value-added services to a larger group of customers.

      We were the largest individual shareholder in Inmarsat, the international maritime consortium, We handled approximately 22% of worldwide traffic over Inmarsat in 2003. In December 2003, the shareholders of Inmarsat, including us, accepted an offer by Grapeclose Limited (a company controlled by Apax Partners and Permira) to purchase all of the issued share capital of Inmarsat for a total cash consideration of approximately US$ 1.5 billion, or US$ 15 per share. Under the offer, shareholders were able to elect to receive a portion of the consideration for their shares in the form of equity in the new holding company of the Inmarsat Group, up to a maximum stake equal to each shareholder’s current stake in Inmarsat representing no more than 43.3 per cent of the new holding company in aggregate. Due to the strategic value of our ownership in Inmarsat relative to our other assets in the mobile satellite sector, we chose to maintain equity ownership of approximately 15% in the new holding company. In addition, we received a cash payment of approximately US$ 122 million upon closing of the transaction on December 31, 2003.

Services

      We offer a full range of analog and digital Inmarsat services in addition to leased circuits utilizing other space segments.

      In November 1999, we were the first land earth station operator (LESO) to receive certification to commence commercial operation of Inmarsat’s then newest satellite service Global Area Network (GAN). GAN services, together with an easy-to-operate GAN mobile satellite terminal, provide the user with a high degree of flexibility and accessibility at all times. GAN services provide access at speeds up to 64 Kbps for data, comparable to a fixed network ISDN line. The GAN service has picked up significantly. In 2003, our market share was approximately 30%. We supplemented our GAN services when we were the first LESO to receive commercial authorization from Inmarsat for the Mobile Packed Data Service extension in August 2001.

      We were also the first LESO to be approved by Inmarsat for commercial operation of the next generation of maritime services, Fleet, which were launched in the market in 2002.

      Our main aeronautical services are primarily passenger voice and cockpit voice/data services for the airlines.

      We have gathered all our retail activities under the brand name Marlink since its launch in March 2002. Marlink offers airtime and traffic accounting services based on Inmarsat as well as Iridium satellite capacity. In addition, Marlink offers light terminals. Value-added services in connection with the aforementioned services are marketed under the brand name “@SEA”, which is especially known for its multi-user mail system.

      Marlink traffic accounting includes all services with authority to operate as the billing authority on behalf of all Inmarat LESs in 76 countries. As a PSA (Point of Service Activation), Marlink activates terminals in the Inmarsat system on behalf of 114 countries worldwide. No other PSA in the Inmarsat system covers a similar number of nations. In addition, for renewal of radio licenses, Marlink is accredited for four countries: Hong Kong, Liberia, Marshall Islands and Panama. Marlink has offices in 9 countries and several states in the US.

      We offer heavy users of maritime communications dedicated leased lines through either our Inmarsat space segment or our own total communication solution Sealink, which is a permanent satellite leased line for data transmissions and establishes customized communications solutions between a fleet of mobile sites and one or more land-based sites. Our Sealink business is growing. At the end of 2003, we operated high capacity Sealink installations on board approximately 260 deep ocean going vessels in global operations.

Competition

      The other larger participants in this market are Xantic, Stratos, France Telecom, KDDI and SingTel. We also compete with a number of smaller players operating their own land earth stations. Subsequent to the consolidation among the LESOs, Telenor, Xantic, Stratos and France Telecom are the four largest operators and account for approximately 85% of the Inmarsat traffic. Fierce competition in the markets has reduced margins and we expect this pressure to continue. In the light end of the market (the voice only market) we are facing increasing competition from new mobile satellite systems such as Iridium, Globalstar and Thuraya. However, in the data market, Inmarsat continues to have a very strong position.

      In the Inmarsat System, a customer can select to place a call through any land earth station that serves the respective area. As a result, operators compete mainly on the basis of pricing, value-added services, global coverage and brand name.

TELENOR SATELLITE NETWORKS

      Through Satellite Networks, we provide satellite-based communications networks and services to a wide variety of governmental, intergovernmental and commercial organizations utilizing Very Small Aperture Terminal (VSAT) technology. VSATs are small, direct to business satellite earth stations and the most common satellite modem in use today. Our services range in complexity from the provision of point to point data links to complex satellite networks providing access to a full suite of telecommunications services including voice, data, Internet, video-conferencing etc. We act as a network operator and integrator, aggregating all levels of the value chain to deliver a complete network service solution for the customer. This includes network design, implementation, operation, maintenance and the provision of satellite and terrestrial communications capacity.

      We act as a single supplier of services on a global scale and our satellite services are particularly attractive to customers with communication needs that span a number of countries. Our services are also attractive to customers operating in markets lacking competitive terrestrial infrastructure.

      We serve the following niche market segments:

•	international communication solutions for governmental, intergovernmental and large corporate organizations;

•	satellite-based services, including Internet access, VoIP (Voice over IP) and gateway services, to Internet Service Providers and telecom operators who are operating in markets lacking competitive terrestrial infrastructure;

      We operate through subsidiaries in several European countries. Our Polish subsidiary performing communication solutions for corporate and public organizations in Poland was sold in November 2003. Thus this activity is no longer part of our business end of year 2003. The main network operating centers for our satellite networks are located at Nittedal earth station, just north of Oslo in Norway. The VSAT terminals and additional equipment are supplied from selected major suppliers. We have access to necessary satellite capacity from INTELSAT, INMARSAT, EUTELSAT and other major satellite operators.

      Since 2000, we have radically restructured our operations with the objective of bringing the cost-base in line with revenue generating capabilities. Business activities have been refocused towards high-growth and high-margin segments and loss-making operations have been closed down. Revenue from our Satellite Networks operations was NOK 570 million in 2003 and included external revenues of approximately NOK 507 million. Revenue is generated principally on the basis of long-term contracts with our customers. During 2002, we signed a number of key contracts with major international organizations and corporations that led to increased sales.

TELESERVICE AS

      Our wholly-owned subsidiary Teleservice AS is responsible for the Directory Enquiries products, supplied to consumers both electronically and manually, and Contact Center services. Effective January 1, 2004, we transferred MeetAt, which provides our telephone and data conference services, from Teleservice to Telenor Fixed. The company aims to simplify and rationalize the customer’s working day by making information and communication services easily accessible to users.

      Since 2002, manual directory enquiries have been opened for competition in Norway. Teleservice had a market share for directory enquiries of approximately 72% at December 31, 2003. Teleservice reduced its workforce during 2002 and 2003 due to a general reduction in demand for manual directory enquiries services and increased competition. Our revenues in 2003 were approximately NOK 725 million, a 4% decrease compared to 2002. The demand for electronic directory enquiries has increased in 2003, and is supplied by SMS and on web.

SOFTWARE SERVICES

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

      In 2000, we announced a major initiative with CA to jointly address market opportunities in the Nordic region. We have a license agreement with CA which has a seven-year term running from June 30, 2000. Telenor Business Solutions decided to write down the book value of the license agreement by NOK 295 million in 2002, reflecting the anticipated reduced sale of licenses in the period up to the expiration date of the license agreement due to the weak market development.. The license agreement with Computer Associates was re-negotiated during the first half of 2002 and adjusted somewhat to reflect the general downturn in the market place and expected utilization within Telenor in the future. This agreement was re-negotiated again in second half of 2003 where the responsibility for the three strategic customers was taken over by CA and Telenor made a single payment to CA of NOK 300 million to reduce future liabilities.

NEXTRA INTERNATIONAL

      After the sale of Telenor Business Solutions UK to 2escape2 in July 2003, Nextra International’s operational activities were phased out.

      In the first quarter of 2004, the Nextra operations in the Czech and Slovak Republics were transferred to Telenor Fixed and merged with Telenor Fixed’s wireless local loop activities in these two countries. The sale of Nextra Italy to Tiscali was completed during the second quarter 2003. The transactions regarding Nextra Hungary and Nextra Austria closed during the first quarter 2003.

      Remaining activities in Nextra International are focused on maximizing the collection of deferred purchase price payments and minimizing the exposure based on representations and warranties and indemnities.

RESEARCH AND DEVELOPMENT

      Telenor has Research and Development (R&D) capabilities focusing on new technology and applications in the information and communication technologies (ICT) field This is executed in close contact with the business areas with the aim of supporting present business and new business under development. We had approximately 230 employees in our Research and Development activities at the end of 2003. Our efforts give us access to the results of other institutions and companies’ research through extensive cooperation with leading research establishments at home and abroad.

      In 2003, R&D participated in 40 international projects, mainly under the direction of the EU and EURESCOM, in addition to substantial participation within various standardization bodies.

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

REGULATION

Regulatory Environment

Norway

      Since the early 1980s, the Norwegian telecommunications markets have gradually been opened up to competition. By January 1, 1998, the Norwegian market was fully liberalized and Telenor’s remaining monopoly was abolished. Although Norway is not a member of the European Union (EU), the Norwegian regulatory environment has been heavily influenced by the initiatives undertaken by the EU. As a member of the European Economic Area (EEA), Norway is required to adapt its regulatory framework to the legislative and regulatory framework established by the EU for the regulation of the European telecommunications market to the extent that the EU directives relating to such market are adopted by the EEA pursuant to the EEA Agreement. The EEA Agreement is the constitutive agreement of the EEA entered into between the European Union, on the one hand, and the member states of the European Free Trade Association (EFTA), except Switzerland, on the other hand. Among other matters, the EEA Agreement provides the framework for the implementation of EU legislation in the EEA. In practice, Norwegian policymakers and regulators follow the EU telecommunications framework. As a result of the EEA Agreement, our operations are subject to both Norwegian and European regulation.

      The telecommunications sector in Norway is regulated through both sector-specific and general laws and regulations, including the Norwegian Electronic Communications Act of July 25, 2003 (which replaced the former Telecommunications Act of 1995), or ECA, the secondary legislation under this act and the EU directives implemented in accordance with the EEA Agreement. The EU directives to which the Electronic Communications Act refers have not yet been formally adopted in the EEA pursuant to the EEA Agreement. Norwegian and EU/EEA competition laws also apply to our telecommunications activities and our other core activities. In addition, our core activities are governed by various other laws, such as intellectual property rights legislation, the Norwegian Personal Data Act and other consumer protection laws. The Norwegian Broadcasting Act of December 4, 1992 (Broadcasting Act) and secondary legislation under this act are applicable to our cable television and terrestrial broadcasting network activities.

      International obligations such as the General Agreement on Trade in Services (GATS) (including the Agreement on Basic Telecommunications) and International Telecommunications Union (ITU) regulations are also relevant to the Norwegian regulatory environment.

Regulatory framework and authorities

      The telecommunications sector is regulated by the Electronic Communications Act and the secondary legislation under this act, which provide general rules and principles for all electronic communications activities, including our public networks and public telecommunications services, terminal equipment and frequencies. Under the transition rules of the ECA, we are still considered to have significant market power

(SMP) in the markets for voice telephony (both fixed and mobile), transmission capacity and interconnection (both our fixed and mobile operations) and, therefore, we are required to comply with the specific regulatory provisions applicable to operators with SMP. However, this regulatory framework currently applicable to us may change as a result of the market analysis to be undertaken by the Norwegian Post and Telecommunications Authority (PT) under the ECA. For further information on these provisions, you should read “Regulatory developments” and “— Regulatory Issues and Licensing (Norway)”. The Electronic Communications Act, however, has abolished the current regime for service licenses, maintaining a licensing regime only for the use of scarce resources, such as numbers and frequencies. Universal service obligations and special service obligations will be addressed by designating an operator with universal service obligations and through purchasing agreements between the government and a preferred service provider. In addition, the ECA marks a shift towards sector-specific regulation of electronic communications networks and services based on competition law methodology.

      The Norwegian Ministry of Transport and Communications (Ministry) has overall responsibility for the telecommunications sector. The Ministry’s responsibilities mainly include preparing legislation for the Storting (the Norwegian parliament) and deciding on secondary legislation, including regulations. The Ministry also grants mobile licenses. Primary legislation is adopted by the Storting, but the Ministry prepares most of the legislative proposals submitted to the Storting. The PT is the principal regulatory body under the Electronic Communications Act and is responsible for day-to-day supervision of the telecommunications sector, including general authorizations, supervision of the telecommunications market and handling initial complaints and legal disputes. The PT reports directly to the Ministry. However, under the Electronic Communications Act the PT exercises the functions within its authority independently of the Ministry. The director general of the PT is not a political appointee and is not required to resign upon a change in government. As a practical matter, the PT exercises considerable discretion in the interpretation of national legislation, and “soft law” from the EU, like recommendations, communications and guidelines, may influence the PT’s decisions.

      Appeals against decisions issued by the PT are submitted to the Ministry, which has and exercises the final decision-making authority on these matters. In addition, private parties may bring actions before the Norwegian courts.

Regulations on the provision of networks and telecommunications services

      Generally, the Norwegian regulatory regime poses few barriers to entry for new service providers. Its regulations establish general rules regarding, among other matters, registration, information on terms of subscription, interconnection, universal service obligations, special service obligations and appeal procedures and sanctions. Operators that are deemed to have significant market power in markets that are susceptible to sector specific regulation may be subject to additional regulatory requirements in such areas as network access, transparency, non-discrimination, accounting separation and price control. These regulations also regulate number allocation, number portability and carrier selection, which are important elements of the regulatory regime for telecommunications operators.

      The Norwegian authorization requirements are both liberal and low cost. There is no maximum number of registrations or licenses that may be granted under the Electronic Communications Act. However, since the radio spectrum is a limited resource, frequencies may not be available in sufficient quantity. As a result, the number of licenses that are granted may be limited. Before granting a mobile license, the Ministry is required to announce publicly that there are new licenses available. The PT prepares a frequency usage plan and the use of frequency bands are linked to the license. When a network is closed down, the PT will review the corresponding frequency band to determine whether it may be publicly reallocated.

      Fees, set by regulation, apply to registrations and licenses as well as to frequencies and number allocation. The fees are set to cover the administrative costs of the regulator. Certain standard fees apply and in addition the PT may charge an estimated fee for networks and services on an individual basis.

      The Electronic Communications Act marks a shift towards regulation of electronic communications more generally based on competition law methodology. The ECA introduced the principles of market analysis to identify the markets susceptible to specific regulation and the operators with SMP in accordance with the principles of competition law and the EU regulatory framework. The market analysis will be undertaken by the PT on a regular basis and, therefore, new market developments could lead to the imposition of new regulatory measures or to the amendment or withdrawal of existing regulatory measures.

      The ECA also provides for certain transition rules that will apply until the PT completes its market analysis of the relevant markets, identifies the SMP-operator(s), if any, and decides on regulatory remedies, if any. Such transition rules also provide that decisions made under the former Telecommunications Act are valid unless suspended by a new decision under the Electronic Communications Act and that Telenor’s special obligations, such as our current SMP-obligations, are effective until the PT completes its market analysis.

Regulation of satellite, cable television, terrestrial broadcasting networks and television distribution

      Our satellite activities are mainly governed by the regulations relating to technical requirements and allocation of frequencies in the Electronic Communications Act and the secondary legislation under the ECA. Satellite activities are also governed by international rules issued by the ITU. The PT is formally responsible, on behalf of the Kingdom of Norway, for dealing with the ITU with regard to the international coordination process.

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

      Our cable television activities are governed by both the Electronic Communications Act and the Broadcasting Act and secondary legislation under these acts. The most important regulations relate to must-carry rules for public broadcasters, subscriber choice for programs/ channels, re-transmission of broadcast channels with an unlawful content and authorizations required for the cable television operator’s own broadcasting activities.

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

      In connection with our terrestrial broadcasting network, we have been granted, in accordance with the Electronic Communications Act, radio line and transmitter network licenses authorizing us to, among other things, sell or lease capacity to broadcasting companies and to transmit programs for broadcasting. These licenses are valid until November 2006 and can be renewed after such date. The licenses may be withdrawn if numerous or substantial breaches of the terms of the licenses occur, subject to a fourteen-day prior notice period.

Regulatory developments

      The Electronic Communications Act reflects and implements under Norwegian law the new EU regulatory framework adopted in 2002. For more information on this framework, you should read “— European Union regulation — Liberalization and harmonization of telecommunications regulation”. The Ministry issued the secondary legislation under the ECA on February 16, 2004. Such legislation completes the transposition of the new EU-directives into national legislation. However, formally the EU regulatory framework has not yet been adopted pursuant to the EEA agreement and, therefore, the consultative powers of the EFTA Surveillance Authority (ESA) under the ECA are not yet effective. Pending such adoption in the

EEA pursuant to the EEA Agreement, certain provisions of the ECA that seek to ensure consistency between Norwegian regulation and the European framework are not yet effective. Accordingly, notifications to the ESA of operators with significant market power and decisions with respect to the adoption of special regulatory measures may not yet be made.

      The Ministry has advocated sustainable and viable competition in the telecommunications market and emphasizes the importance of investment and risk-taking in the Norwegian market, thus signaling expectations of a shift in the regulatory practice of the PT. Regulation of the end user market is expected to become relevant only if other measures, such as regulation of the wholesale market, fail. However, the Electronic Communications Act simultaneously confers broad discretion to the PT with regard to a variety of tasks, such as analysis of relevant markets, identification of SMP operators, dispute resolution, the imposition, amendment or withdrawal of interconnection and access obligations and retail price control mechanisms.

      The PT has published guidelines for the methodology of market analysis and must follow the recommendation on relevant markets and the guidelines of the EU Commission in its approach to each market. The PT expects to complete its market analysis and its assessment of effective competition in the relevant markets and to adopt special regulatory measures, if any, in the fall of 2004, following an extensive public consultation process. Once the EU directives have been adopted pursuant to the EEA-Agreement, the PT can start the consultation process with the ESA; final decisions with respect to SMP notifications and regulatory remedies are expected to be taken no earlier than in the fall of 2004. So far, consultative documents have been issued for 12 out of a total of 18 relevant markets; we have been identified as operator with SMP in each of these seven markets.

      In the secondary legislation under the ECA, the Ministry has also focused on consumer protection issues, such as privacy in connection with communications and traffic data, network security and customer consent to the processing and use of customer data. The universal service obligations have been maintained, but a new requirement to secure cost control on public telephony spending has been introduced.

      It is difficult to predict the nature and extent of a shift in the regulation of our businesses due to the new regulatory framework and the market analysis process provided for under the new legislation. However, we believe that it is likely that the PT will continue to regulate our currently regulated services in both fixed and mobile telephony in the short and medium term. There is also some uncertainty as to the crucial question of whether the PT will expand the scope of its regulation to other markets, such as broadband, as a result of its market analysis of such markets. You should read “Item 3: Key Information — Risk factors”.

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

      The Competition Law empowers the Competition Authority to intervene and declare a specific behavior anti-competitive (similar to the prohibition of abuse of a dominant position in a market under EEA and EU competition rules). Contrary to EEA and EU rules (Articles 54/82 of the EEA Agreement/EC Treaty, respectively), the behavior is not considered illegal until the Competition Authority has made a formal decision, and only continued anti-competitive behavior in breach of a decision may be subject to fines. The Competition Authority also may intervene against acquisitions or mergers of enterprises, if such acquisition creates or strengthens a significant restriction of competition. The Competition Law also contains several prohibitions and general exceptions and grants discretionary power to the Competition Authority to grant individual exceptions from various prohibitions, including prohibitions against price fixing, resale price maintenance, bid rigging and market sharing. Violations of the Competition Law may result in fines and/or imprisonment up to six years. In October 2003, a proposal for a new Competition Law was submitted to parliament. The proposal seeks to further align Norwegian Competition Law with the EEA and EU rules. The proposal was passed by parliament in March 2004, and the new Competition Law will become effective on May 1, 2004.

      The competition rules in the EEA Agreement have a direct effect in the EEA member states, and under certain conditions the rules of the EC Treaty apply to us. The primary EEA and EU competition rules are contained in Articles 53/81 and 54/82 of the EEA Agreement and EC Treaty, respectively (formerly Articles 85 and 86 of the Treaty of Rome). Articles 53/81 of the EEA Agreement/EC Treaty prohibits agreements or collusive behavior between companies that may affect trade between Member States and which restrict, are intended to restrict or have an effect of restricting, competition within the EU/EEA. Articles 54/82 of the EEA/EC Treaty prohibit any abuse of a dominant position within a substantial part of the EU/EEA, which may affect trade between Member States. The European Commission and the EFTA Surveillance Authority (ESA), in cooperation with the national competition authorities, enforces these rules. The European Commission/ESA may impose fines in the event of a breach amounting to up to 10% of a company’s revenues on a consolidated basis in the preceding financial year. In addition, national courts have jurisdiction to apply EU/EEA competition law and award damages in the event of a breach.

      The European Commission and ESA may intervene against concentrations with a EU/EEA dimension (a transaction has a EU/EEA dimension if certain thresholds concerning turnover are fulfilled), which creates or strengthens a dominant position as a result of which effective competition would be significantly impeded in the common market.

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

Liberalization and harmonization of telecommunications regulation

      Since 1987, the EU has adopted a substantial amount of legislation to liberalize and harmonize telecommunications legislation in the Member States. The European Commission, through its powers under Article 86(3) of the Treaty of Rome, has addressed directives or decisions to Member States providing for liberalization, i.e. abolishing monopoly rights of state owned telecommunications operators in all markets, including the mobile market.

      The main harmonizing directives, the Open Network Provision Directives (ONP Directives), had established the basic rules for access to the public telecommunications network for users and competitors, including mobile operators and Internet service providers. The ONP Directives applied to telecommunications operators with SMP over leased lines, mobile and/or fixed public telephony networks, and mobile and/or fixed public voice telephony services. Operators with SMP were generally required to provide access to their network on an objective, transparent and non-discriminatory basis. A European Parliament and Council Regulation for unbundled access to the local loop was formally adopted on December 18, 2000 and came into force on January 2, 2001.

      The new EU regulatory framework consists of five directives: the Directive 2002/21/EC on a common regulatory framework for electronic communications networks and services (Framework Directive); the Directive 2002/20/EC on the authorization of electronic communications networks and services (Authorization

Directive); the Directive 2002/19/EC on access to, and interconnection of, electronic communications networks and associated facilities (Access Directive); and the Directive 2002/22/EC on universal service and users’ rights relating to electronic communications networks and services (Universal Service Directive). These four directives were adopted on February 14, 2002, and published in the Official Journal on April 24, 2002. Directive 2002/58/EC, the fifth directive, concerning the processing of personal data and protection of privacy in the electronic communications sector (Data Protection Directive), was adopted on June 25, 2002, and published in the Official Journal on July 30, 2002. These directives replaced the ONP Directives.

      The deadline for the implementation of these directives in both the EU and EEA Member States was July 25, 2003 and October 31, 2003, respectively. However, most member states have not implemented these directives yet. The main policy objectives of the new framework are to create a harmonized regulatory framework in the EU and the EEA for electronic communications networks and services, to create legal certainty combined with regulatory flexibility, to base the regulation on technological neutrality and to only require a minimum level of regulation. Reducing regulation progressively as competition in the market develops will contribute to fulfilling these policy objectives.

      The regulatory framework provides for market analysis to be undertaken throughout the EU and EEA. The definition of relevant markets and the assessment of significant market power will be undertaken in accordance with the principles of competition law. The result of the market analysis will determine which markets are to be regulated according to the directives. The approach to market analysis is a three-stage process. First, markets susceptible to preemptive regulation are identified. The EU commission has published a recommendation that lists 18 relevant markets which national regulatory authorities must analyze in accordance with the principles set forth in the recommendation and in additional guidelines. Second, significant market power is determined based on the criteria for dominance, under which it is determined whether an undertaking is able to behave independently of its competitors, its customers and, ultimately, its consumers. The third step of the process is the imposition of one or more remedies on undertakings deemed to have significant market power. The standard remedies provided by the directives are transparency, non-discrimination, accounting separation, access, price control and accounting obligation. As a result, the main principles and obligations set forth in the ONP Directives will be maintained in markets where it is determined that there is insufficient competition, that are markets with SMP operators. The market analysis will be undertaken on a regular basis and, therefore, new market developments could possibly lead to the imposition of new regulation or to the amendment or withdrawal of existing regulation. The obligations imposed shall be proportionate to regulatory need and to the policy objectives of the new regulation. Where the market analysis indicates that there is effective competition in a relevant market, no obligations shall be imposed, and competition law shall form the sole basis for regulation. The scope of the new directives is broader than that of the ONP Directives as all electronic communications networks and services are encompassed and national regulatory authorities are given discretionary power with respect to regulation based upon their regular market analysis, restricted only by the harmonization procedure of the directives.

      As it develops, EU legislation will continue to have a significant effect on our markets, including future developments relating to the convergence of Internet, media and information technology.

WTO obligations

      55 members (representing 69 governments) of the World Trade Organization (WTO), representing over 90% of the world’s basic telecommunications revenues, including the members of the European Union and the United States, have entered into a Basic Telecommunications Agreement (BTA) to provide market access to some or all of their basic telecommunications services. In addition, 8 members and governments have made additional commitments in the field of basic telecommunications. The BTA is the fourth protocol of the General Agreement on Trade in Services (GATS), which is administered by the WTO and entered into force on February 5, 1998. Under the BTA, Norway and the other signatories have made commitments to provide market access, under which they are to refrain from imposing certain quotas or other quantitative restrictions in specified telecommunications services sectors. Signatories are also to provide national treatment, under which they are to avoid treating foreign telecommunications service suppliers differently from national service suppliers. In addition, a number of signatories, including Norway, agreed to abide by certain pro-competitive principles set forth in a reference paper relating to the prevention of anti-competitive behavior, interconnection, universal service, transparency of licensing criteria, independence of the regulator and non-discriminatory allocation of scarce resources.

      Since Norway is a member of the EEA, EU and EEA regulations on telecommunications apply to our operations within the EEA. As a result, the WTO agreement is mainly of importance to us when we wish to set up operations outside the EEA and of importance for companies outside of the EEA wishing to set up operations in Norway or any other country within the EEA.

      The countries in which we have invested are all members of, or are negotiating accession to, the WTO. Those that are already WTO members are also signatories to the BTA. As a result, the regulatory framework of these countries must comply with their obligations with respect to telecommunication resulting from services and services in general these multilateral agreements on telecommunications services and on services in general.

Regulatory Issues and Licensing (Norway)

Service licenses

      We are the only company that holds a license for fixed public telephony services and transmission capacity in Norway (e.g. leased lines) due to the fact that we are the only company deemed to have significant market power. The license contains conditions that impose obligations on us to provide certain services, such as directory services, universal services and defense-related services, national geographic coverage and information. However, the ECA and the secondary legislation under the ECA have introduced a new regime for such universal and special service obligations. Under this regime, our license will expire on April 25, 2004. Certain provisions of our current license are already reflected in the provisions of the ECA and/or the secondary legislation under the ECA. With respect to our universal service obligations, which are currently set forth in our license, we expect the Ministry to notify us of our status as an operator with, and to set forth, such obligations under the ECA later in the year. In accordance with the ECA, we also expect the government, through the relevant ministries, to engage in the negotiation of purchasing agreements between the government and a preferred service provider relating to the provision of special services and special defense-related services. Our obligations with respect to these services are currently set forth in our license. Under our 40 GHz wireless local loop license, valid from April 2000 until April 2012, we are required to build out access in the cities specified in the license by 2005.

      In the mobile market, we hold a license in the 450 MHz frequency band (NMT — analog system), the 900 MHz and 1800 MHz frequency band (GSM — digital systems) and a license for provisioning of third generation (3G) mobile system services based on UMTS technology. Other license holders are NetCom GSM, with licenses for GSM 900, GSM 1800 and UMTS, BaneTele, with one license for GSM 900, Teletopia, with one license for GSM 1800, and Hi3G with one license for UMTS. BaneTele has not yet built a mobile/ radio network or offered mobile services using its own mobile network. Teletopia commenced offering mobile services on its own mobile network in 2003. The third UMTS license awarded in 2000 was withdrawn from Broadband Mobiles following its bankruptcy in 2001 and Tele2 returned its UMTS license after entering into certain MVNO agreements with us in September 2002. Hi3G was awarded its UMTS license in September 2003, but it has not yet started to roll out its network. Our NMT license expires on December 31, 2004, the GSM 900 licenses expire on November 1, 2005 and December 31, 2013, and the GSM 1800 license expires on March 9, 2010. Our UMTS license expires on December 1, 2012. Under the terms of the mobile licenses, the licensee is required to communicate to the Ministry of Communications prior to the expiration of the license whether it intends to extend the license or close down the network. We have informed the Ministry that we will discontinue the operation of our NMT450 network on December 31, 2004. In October 2003, we informed the Ministry that we are interested in renewing our GSM900 license. The Ministry will decide on the renewal of the licenses for the GSM900 frequencies no later than October 31, 2004.

      Licenses granted for mobile communications systems contain geographical coverage requirements and specific roll-out schedules. We have fulfilled these requirements for our NMT and GSM licenses. With respect to the UMTS license, the coverage requirement and roll-out schedule reflect our offer in the application as modified by the Ministry and is specified in the license. We have met the roll-out requirements, but we have only partly met the capacity requirements due to delays in the delivery of equipment. On February 20, 2002, the Ministry decided that no penalties or other sanctions be imposed on us as a result of the delays incurred in 2001. The Ministry stated in its Mobile report that the coverage and capacity requirements of the already awarded UMTS licenses will not be amended; however, a license holder may elect to delay the roll-out schedule for up to additional 15 months. On April 29, 2003, the Norwegian parliament rejected the proposal set forth in the Mobile report under which license holders would have to pay a compensation fee if they elect to extend their roll-out schedule. As a result, we and NetCom GSM have elected to delay the rollout of our respective UMTS network for 15 additional months. Our UMTS license has been modified accordingly with respect to roll out schedule and minimum capacity requirement. Our GSM 900, 1800 and UMTS licenses contain a change of control clause. This clause provides that changes in our ownership which would lead to changes as to who has decisive influence over us must be formally approved by the Ministry.

Universal service obligations and special service obligations

Universal service obligations (USO)

      The regulatory framework for USO in Norway primarily covers the fixed public telephony service, leased lines (connections up to 2 Mbps) and certain data services. In practice, USO requires that fixed public telephony services must be accessible at an affordable price for all households and enterprises, while leased lines and data services must be accessible for all enterprises. The secondary legislation under the ECA has introduced a new specific requirement to provide consumers with a cost control measure for their fixed telephony spending. The exact terms and implications of this new regulatory measure have not been clearly set out yet. However, we expect that, if and when we are designated as an operator with USO, we may be required to provide more flexibility for our customers with respect to their usage of our fixed telephony services. For example, we may be required to enable our customers not to receive or make premium rate calls or to set a limit for their monthly spending on calls. We may have to upgrade our information systems as a result of these measures, although we expect to have reasonable time to develop the necessary functionality after we are notified of our status as an USO provider under the ECA. In addition, some specific services are classified as USO, including public pay phones and services for the disabled. In 1999, the Storting restated that we are obliged to satisfy our USO without compensation, unless our obligations are extended, our market share decreases substantially or if the USO becomes concentrated on the least profitable parts of the market. The regulatory framework, however, implies that if the provision of universal services is an unfair burden on the designated operator(s), the net cost of providing universal services must be calculated and compensation by a (transparent) cost sharing arrangement among the market players must be introduced.

      The outcome of the market analysis of the relevant end-user markets for fixed public telephony service and leased lines under the Electronic Communications Act may result in future additional regulation of these markets.

Special service obligations (SSO)

      We are also required to provide special defense-related services, coastal radio and services for the arctic islands of Svalbard. The government compensates us for the incremental cost of these services on a case by case basis. Under the ECA, we expect that in the future we will negotiate the scope and our compensation for our SSO directly with the competent ministries.

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

      We expect that, following completion of the market analysis under the Electronic Communications Act, these requirements will continue to apply in the relevant markets where it is determined that there are operators with SMP.

Cost and price regulation

General

      As an operator with SMP, we are required to follow certain principles for pricing, accounting and reporting on public telephony service, interconnection and transmission capacity. These licensed services must be offered to our customers at cost-oriented prices. Prices must be determined in an objective and non-discriminatory manner and independent of the purpose for which the customer wishes to use the service. We are responsible for specifying, implementing and maintaining cost accounts as a basis for monitoring that our prices for licensed services are cost-oriented, objective and non-discriminatory. The PT also continuously evaluates our compliance with cost-orientation with respect to our licensed services. With regard to any special offers in the market, we are required to furnish to the PT documentation relating to the relevant cost savings upon request. Furthermore, the PT also evaluates discounts from the point of view of non-discrimination.

      According to the PT, the requirement for cost-orientation means that prices are calculated based on costs, plus a reasonable rate of return. Since 1999, based on decisions from the PT and taking into account, among other things, the ratio between our equity and long-term debt, we have used 13% as our reasonable rate of return in our annual ONP (Open Network Provision) report until our 2002 report, in which we used 14% as our reasonable rate of return. We are required to furnish our ONP report to the PT on June 1 of each year and the report contains financial and other required information about our licensed services for the previous fiscal year. In practice, the PT reviews our compliance with the requirements for costing, pricing, and transparency through its review of our ONP report and based on specific requests for more detailed information.

      In December 2003, the PT decided that the ONP-report for 2003 will be prepared in accordance with the principles of the former regulatory regime and that the first report to be prepared pursuant to the principles of new accounting separation and, more generally, the new regulatory regime introduced by the ECA may be that for 2004 at the earliest. We expect the PT to set forth the guidelines for the new reporting system following completion of the PT’s market analysis of the relevant markets. We expect the outcome of the PT’s market analysis under the Electronic Communications Act to shape the PT’s future approach to price and cost regulation, accounting separation and reporting in general.

      The following table sets forth our operating profit and average capital employed for our licensed services as reported in our ONP reports for 2000, 2001 and 2002.

	2000	2001	2002

	(NOK in millions)
Fixed telephony
Operating profit	1,937	2,172	2,184
Average capital employed	12,047	12,644	11,735
Mobile telephony
Operating profit	1,797	2,591	2,221
Average capital employed	3,331	3,633	3,431
Leased lines
Operating profit	441	195	295
Average capital employed	2,633	2,971	3,287

      In considering whether our rate of return for our licensed services in a certain year is reasonable, we believe that other factors should be duly taken into account, including, without limitation, the long-term perspective of our underlying investments, as well as the risks associated with such investments.

      To a large extent, the PT has focused on rates in the interconnection and wholesale market more than on the tariffs in end user markets to ensure promotion of competition and has requested additional cost information in specific cases related to such products. In 2002 and 2003, the PT in several cases focused on surveillance and regulation of prices of wholesale mobile services. You should read “— Interconnection and access” for additional information on the PT’s price regulation.

      With regard to price regulation in the mobile market, the Ministry stated in its recent reports on the mobile communications market that mobile service providers should be subject to conditions and access prices reflecting the total risk-adjusted cost and the general cost and demand conditions of the market. The reports also state that the government intervention should not lead to more dependence on regulations, but it should rather stimulate and reward companies making the market more efficient and sustainable without regulation. In 2003, the Ministry decided on certain appeals relating to Telenor’s mobile wholesale services consistently with its stated policy. We expect that the PT will set forth any changes in its regulatory practice as part of its market analysis under the Electronic Communications Act.

      The decision of the Ministry on the appeal by Tele2 denying retroactive adjustments to our interconnection prices makes it clear that the telecommunication authorities may not decide that prices shall be adjusted with retroactive effect. You should read “— Interconnection and Access — Interconnection” for more information on this decision.

      In December 2001, following its review of a service agreement between us and NBBL, the largest housing co-operative in Norway, the PT set forth the extent of our pricing flexibility with regard to special offers for large user groups for our fixed telephony services. The PT also required us to determine and publish the criteria on the basis of which we may determine discounts for our customers in accordance with the principle of non-discrimination. In August 2002, the PT requested additional information about our determination of discounts. The PT notified us in March 2003 that it intends to object to our cost justification for the discounts. Following its examination of Telenor’s cost justification for the discounts, in July 2003 the PT decided that the discounts must be reduced from 20% to 5%. Telenor filed an appeal with the Ministry, and in March 2004 the Ministry set aside the PT’s decision.

Accounting separation and reporting

      Our accounts for the provision of public telephony services, public networks, transmission capacity and interconnection are required to be maintained separately from our accounts for other business activities. We are obliged to supply the PT with an annual ONP report, including documentation of the principles, assessments and data that comprise the basis for setting prices and discount arrangements. The accounts are subjected to a limited review by an external accountant and must be made publicly available. Based on our ONP report, the PT reviews our compliance with the regulatory requirements for cost, pricing and transparency and determines whether we have set our prices in a non-discriminatory manner.

      The PT may instruct operators with significant market power to abide by certain principles for accounting. In this respect, the PT, in a letter dated April 9, 2001, instructed us to implement a new model for accounting separation and reporting in accordance with EU recommendations. The new model would result in a more detailed accounting separation in relation to our regulated activities, especially activities relating to interconnection and/or network access. In May 2001, we filed an appeal against the PT’s instructions with the Complaints Board, which issued a recommendation unfavorable to us to the Ministry in February 2002. In June 2003, the Ministry rejected Telenor’s appeal against this decision. As a result, we engaged in consultations with the PT in order to comply with this decision.

Costing methodology

      The PT may instruct operators with significant market power to use certain cost calculation methods when determining the price for public telephony services, transmission capacity and interconnection services. We base our pricing of these services on the principle of fully distributed historical costs. The only exception to this principle is the price for the wholesale product providing access to the subscriber line (the local loop), which is priced on the basis of current cost, limited by our end-user prices. In the PT’s decision of April 9, 2001 relating to a new accounting separation and reporting model, which is discussed under “— Accounting separation and reporting” above, the PT also required us to apply the principle of current cost instead of that of historical cost. In June 2003, the Ministry rejected our appeal against the decision, but our approach of using historical costs as the basis for our pricing policies and terms was accepted.

Price cap regulation

      In 2002, the Ministry continued to apply the price cap imposed on our fixed public telephony services for both the residential and business markets and for leased lines. However, the Ministry required no reduction in real prices for the period January 1, 2002 to January 1, 2003. For telephony, the regulated prices include a fixed rate and a tariff for calls within the country, calls to mobile networks, international calls and calls to the directory inquiry service. The regulated price structure for leased lines consists of the tariff for both digital and analog lines for all rate categories. In 2003 and 2004, no price cap regulation was imposed on Telenor. Price-cap as a future regulatory remedy will be evaluated as part and as a result of the PT’s market analysis under the Electronic Communications Act.

Interconnection and access

General

      We are required to offer interconnection services and access to our fixed and mobile networks to our competitors in the wholesale market. As a result of this obligation, we are required to provide our wholesale services in a manner that avoids discrimination between our competitors and our business units, unless different conditions can be justified on objective grounds. Our current obligations with respect to interconnection and access will be evaluated as part of the PT’s market analysis of relevant wholesale markets under the ECA.

      Operators without significant market power are required to negotiate interconnection agreements with other telecommunication operators, but they are under no obligation to enter into such interconnection agreements.

Interconnection

      The rates that are charged for fixed network interconnection must be cost-oriented if the operator has significant market power. Mobile network interconnection tariffs must also be cost-oriented if the PT has notified the mobile operator that it has significant market power in the “national market for interconnection”. The PT has the authority to investigate whether the interconnection tariffs applied by operators with significant market power are cost-oriented and to mandate that tariffs be changed if they do not satisfy the cost-orientation requirement. We are required to have cost-oriented interconnection tariffs for fixed and mobile services. On May 6, 2003, the PT decided to classify NetCom as an operator with significant market power in the national market for interconnection and, in a letter dated October 31, 2003 it informed the company that it intends to require NetCom to implement accounting separation of the mobile termination product.

      Since 1997, we have continuously informed the PT of our interconnection costs and pricing and submitted detailed accounts on our fixed interconnection tariffs. Fixed network interconnection tariffs are also calculated on the basis of forecasted costs and volumes. On June 19, 2001, the PT required us to adjust prices for some of our interconnection products. However, the PT confirmed that our rate of return on fixed interconnection in the aggregate is within what it regards as reasonable. As a result of this decision, we reduced our termination and origination charges by 2% in October 2001. In August 2001, Tele2 filed an appeal with the Complaints Board against the PT’s decision on the grounds that this decision should apply retroactively and should address certain more specific aspects of the pricing of our interconnection services. On June 17, 2002, the Complaints Board issued its recommendation to the Ministry that the PT decision should be set aside. The Ministry issued its final decision in this important case as to whether the PT has the authority to require us to adjust prices with retroactive effect on December 19, 2002. The Ministry rejected the complaint and upheld the PT’s decision. The Ministry clarified that the PT’s authorization with respect to price decisions may not have retroactive effect.

      The PT has taken the position that certain expenses may not be included in the calculation of the termination charges in the mobile network. After considering Telenor Mobile’s reported costs for the calculation of the termination charges as of April 20, 2001, the PT ordered Telenor Mobile to immediately align the price to the underlying relevant costs as earlier defined by the PT. In June 2001, we filed an appeal against the PT’s decision with the Complaints Board, which issued its recommendation to the Ministry that the PT’s decision be upheld. On July 4, 2002 the Ministry issued its final decision, which confirmed the PT’s decision. Further, in July 2002 the PT notified us that it intends to require us to lower our mobile termination rates based on the rate of return on mobile interconnection in our ONP report for 2001. In the second half of 2002, we submitted several written objections to the proposed decision to the PT, which did not issue any decision. We agreed to lower our mobile termination charge by 0.05 NOK by January 2004, thus annulling the PT’s notice of July 2002. Such changes became effective on February 1, 2004.

Access

      Access for resellers in the fixed network (Wholesale line rental). We launched switchless resale products in the fixed network in 2001. These products are designed to allow resellers to offer their own services in the market through our network. However, on October 1, 2001, the PT required us to offer unbundled access and traffic products to other telephony service providers. This decision was based on the regulatory principle of non-discrimination. We filed an appeal against this decision with the Complaints Board. In November 2002, the Complaints Board issued its recommendation to the Ministry to confirm the PT’s decision. In its final decision of June 10, 2003 the Ministry set aside the PT’s decision as unwarranted. However, the secondary legislation under the ECA provides that the PT may consider introducing such measure following completion of the PT’s market analysis under the ECA. During the product development process, the terms in our reference unbundled access product agreement has continuously been discussed with the PT and modified. The PT required us to change both the sign on fee and the price for switching service provider in the reference offer. We were required to distribute the costs of product development (approximately NOK 70 million) proportionally between internal and external service providers. The PT accepted our price on the wholesale line rental product, that is 18% below the end user price. In 2003, we started to provide unbundled telephony access (PSTN and ISDN) on a wholesale basis to other operators. This wholesale line rental product allows telephony traffic operators to deliver fixed telephony access to their customers, through our fixed network.

      Access for Mobile Virtual Network Operators (MVNOs). An MVNO provides mobile services without controlling radio spectrum or radio network facilities. The MVNO buys radio spectrum and access to core network components such as base stations, but keeps control over traffic routing and SIM-card production. In 1999, the Ministry concluded that mobile operators are not required to provide MVNOs access to their networks. Notwithstanding this decision, in December 2001, we publicly signaled our willingness to negotiate commercial agreements with MVNOs. We entered into certain MVNO roaming agreements with the Swedish company Tele2 on commercial terms in 2002. In a report to the Storting, the Ministry suggested that mobile operators with significant market power should be required to give access to their networks to MVNOs on non-discriminatory commercial terms. The secondary legislation under the ECA provides that the PT may consider introducing such measure following completion of the PT’s market analysis under the ECA.

      Access for mobile service providers. Both we and NetCom have signed wholesale agreements with mobile service providers. By the end of 2000, there were 14 mobile service providers with agreements to provide mobile services based on our or NetCom’s infrastructure. However, in 2001 the number of service providers decreased due to consolidation in the market. Unlike MVNOs, service providers buy all network services, including SIM-cards, from the mobile operators. The PT mediated upon request from a mobile service provider (Sense) renegotiating its contract with Telenor Mobile. The mediation was without result, and the PT required us to reduce our wholesale prices by at least 25% with effect from January 1, 2002 and also requested changes in several other clauses in our service provider contract. We filed an appeal against the price adjustment. Two other mobile service providers have also appealed the PT decision. In a preliminary decision, the Ministry ruled that, until the Ministry issues its final decision on the appeal, the price adjustment shall have effect from October 2002 and not from January 1, 2002. We adjusted the prices set forth in the agreement according to the PT’s decision, but the service provider claims that our adjustments have not correctly implemented the decision. We have provided the PT with information regarding our new prices. In a letter dated January 29, 2003, the PT requested additional information on external costs, product rate of return in 2002 and projections for 2003. We rejected a request from Sense regarding certain yearly price adjustments. In the fall of 2003, the PT informed us that we have an obligation to negotiate and that we are required to comply with the requirements set forth in the decision of October 7, 2002 and in the transition rules of the Electronic Communications Act. In March 2004, the Ministry decided that the price adjustments shall have effect from October 7, 2002 and that the requirement to reduce our wholesale prices by at least 25% applies to telephony services (subscription and traffic) only and it does not also apply to other services, such as SMS, covered by the agreement. The Ministry thus regards our prices in the wholesale agreement to be cost-oriented and the adjustments to our prices to be effective as of the correct date. In November 2003, Sense filed a civil action on a related matter before the Oslo District Court. You should read “Item 8: Financial Information — Legal Proceedings” for additional information about this litigation.

      Based on a complaint by the mobile service provider Sense, the PT required us to amend a portion of our wholesale agreement with Sense in order to give Sense the opportunity to control its traffic terminating abroad. We filed an appeal and in December 2003 the Ministry set aside the PT’s decision.

      Access for value-added telephony service providers. We are required to provide network access for external providers of value-added telephony services. The terms and conditions must be non-discriminatory and similar to what is offered to our internal providers of such services, that is our business units. We offer access to all our competitors via standardized network external interfaces. In July 2001, the PT decided on the service provider Teletopia’s request that it be granted access to our mobile network in order to provide SMS and voice mail services through our network. The PT required Telenor Mobile to reach a special network access agreement with Teletopia. In August 2001, we filed an appeal against the PT’s decision with the Ministry, which confirmed the PT’s decision in January 2002 and required us to submit a proposal for such agreement no later than March 1, 2002. The negotiation with Teletopia and the following mediation by PT was without result, and the PT decided in a letter dated January 7, 2003 to set the price of the wholesale SMS service. We have filed a complaint and requested that the effectiveness of the price set by the PT be suspended until the Ministry issues a final decision. The Ministry accepted our request and in October 2003 the Ministry set the price per SMS at NOK 0.48.

Local loop unbundling

      Unbundling of access to the copper (physically twisted metallic pair) local loop permits our competitors to have physical access to, as well as lease capacity in, our copper local loop, and, as a result, our competitors may offer one billing relationship with the end user. Local loop unbundling has increased competition with respect to access to networks. Competitors may also install supplementary equipment, such as ADSL, on leased local loops to offer higher bandwidth services. On February 6, 2001, the Ministry issued revised regulations that require us to offer local loop unbundling in accordance with EU regulation. Since April 1, 2000, we have been offering to our competitors the ability to lease capacity in the local loop and we allow competing operators to deploy technical equipment in connection with our installations. This offering is equivalent to full unbundled access to the local loop. As a result of the revised regulations, in October 2001 we expanded our product portfolio to include “shared access” to the local loop, that is we offer the telephony service and the new entrant offers broadband data services. The terms in the reference offer for the shared access product have continuously been discussed with the PT and modified. Since October 2001, we have also offered access to the local sub loops. However, so far none of our competing operators has requested such access. Our pricing structure is based on cost.

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

      The PT has expressed some concern about an alleged misuse of fixed carrier pre-selection data by our customer service and sales and marketing divisions to win back our customers that have selected another carrier to handle their calls. As a result, in January 2003 it required us to develop and implement different levels of authorizations in our support systems and to revise our procedures for handling carrier pre-selection customers. Our sales and marketing divisions are required not to receive any information about carrier pre-selection. We lodged an appeal against the PT’s decision. The Ministry rejected our appeal in March 2004.

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

Mobile national roaming

      Mobile operators with significant market power (currently both us and NetCom) are required to provide national roaming to other mobile operators in areas where the requesting operator’s network does not have geographical coverage. The Ministry may set forth the conditions and the effective date for national roaming. GSM 1800 licenses require the licensee to build a network covering the four largest cities in Norway (Oslo, Bergen, Trondheim and Stavanger) before being entitled to have national roaming. Currently, the third GSM 1800 licensee does not meet the minimum coverage requirements and, consequently, no national roaming between GSM networks has been implemented in the Norwegian mobile market yet. However, Teletopia did commence operating a GSM network during 2003 and requested to enter into a national roaming agreement with us without accepting the terms and conditions of our standard roaming agreement. The PT was involved in a mediation between Telenor and Teletopia. However, the PT determined that Teletopia had not yet satisfied the minimum coverage requirement and, therefore, may not request to enter into a national roaming agreement with us yet.

      The Ministry stated that the UMTS licensees have the right to have national roaming from GSM operators with significant market power for mobile services (Telenor and NetCom) in areas where the 3G operator’s network does not have coverage. There will be no requirement for the 3G operator to build its own network in specific areas before it is entitled to have national roaming with GSM operators. The provision of national roaming among 3G operators is not expected to be mandated in the short term.

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

Directory Inquiry Services

      In January 2002, the PT amended the numbering regulations in order to create more competition in the area of directory inquiry services. The new regulation requires providers of public telephony services to deliver their basic subscriber data (unique identification code, name, address and telephone number) to providers of directory inquiry services.

      The PT has also introduced a new 4-digit numbering range for directory inquiry services, from 1850 to 1899, which entered into service on February 15, 2002. The numbers 1881, 1882 and 1883 have replaced our old directory inquiry numbers 180 and 181. Six service providers, including us, have so far been assigned numbers from this numbering range. In practice, three operators are competing in the market for directory inquiry services. We have engaged in a dialogue with the PT regarding our obligation to furnish to other service providers certain basic customer information that is of the same quality as the information furnished to Findexa. Currently, part of this information is the property of Findexa pursuant to the terms of our agreement with Findexa.

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

      In February 2001, the PT decided to extend number portability to mobile telephone numbers, with the exception of our NMT service. Number portability in mobile networks became effective on November 1, 2001. In Norway, there is no requirement for cross portability between fixed and mobile telephone numbers. In addition, pursuant to the secondary legislation under the ECA we are exempt from any portability obligation for IP-telephony numbers.

Rights of way

      The Electronic Communications Act and the general Norwegian Expropriations Act give us certain rights to compel the landowner to accept the necessary steps to use his land for telecommunications purposes. The owner of the relevant premises is, however, entitled to compensation for any inconveniences caused, except where the right was acquired in order to connect the property concerned to a public telecommunications network. The level of compensation to be paid, if not agreed by the parties, is determined by official valuation according to applicable legal procedures. In the vast majority of cases, the parties independently agree on the level of compensation.

      We have disputes with Vegdirektoratet, the Norwegian public highway operator, and, more recently, some local municipalities. We only accept to cover the costs which the owners or concessionaires of public property may incur due to cabling activities, while Vegdirektoratet and the municipalities see compensation as an opportunity to generate additional income from the public property it administers. The level of compensation is important for our cost base, although its net effect would be offset by potential increases in service prices. We expect the Ministry to resolve this dispute with Vegdirektoratet and we believe that a decision by the Ministry would also set a precedent for the municipalities.

Competition Issues

      From time to time, our competitors and customers file complaints with the Norwegian Competition Authority and the EFTA Surveillance Authority (ESA) alleging that we are abusing our dominant market position in various respects or in respect to mergers. Moreover, these authorities may also start investigations on their own initiative.

EFTA Surveillance Authority (ESA)

      Viasat complained in July 2001 to the ESA against an exclusive distribution agreement between TV2 and Canal Digital AS. Canal Digital answered a request for information in December 2001. ESA has thereafter issued further requests for information. Canal Digital responded to the latest request in November 2002. The distribution agreement has previously been considered by the Norwegian Competition Authority, which decided not to intervene against the agreement. The parties have amended their agreement and are awaiting the ESA’s decision.

      We entered into two Mobile Virtual Network Operator (MVNO) roaming agreements with the Swedish company Tele2 in September 2002. These agreements are designed to allow us to enter into the Swedish market by using Tele2’s mobile networks and Tele2 to enter into the Norwegian market by using our mobile networks, in each case as a full service mobile operator. We and Tele2 informed the European Commission and the ESA of our MVNO arrangements by submitting an informal “briefing paper” dated November 12, 2002. We met with the Commission and the ESA in February 2003 and these authorities subsequently informed us that they had suspended their review of our agreements.

      The ESA has requested information on Telenor’s ADSL pricing, both wholesale and to end users.

EU Commission

      On December 29, 2003, the EU Commission issued a decision under Regulation 19 granting an individual exemption for the exclusive distribution arrangements on the DTH platform between Canal Digital and Canal Plus regarding distribution of premium channels and a negative clearance regarding the video-on-demand distribution arrangements. This exemption was granted for a period of five years.

Norwegian Competition Authority (NCA)

      There are several cases pending before the Norwegian Competition Authority.

      Due to a complaint filed by Universal Pan-Europe Norge AS on July 1, 2002, the Norwegian Competition Authority requested information concerning a service agreement between Telenor and NBBL, the largest Norwegian housing co-operative, in connection with our special offers to large user groups for our fixed telephony services. In May 2003, the NCA issued a statement of objection, to which Telenor responded. In October 2003, the NCA stroke out an exclusivity clause related to marketing and a clause making the rebate conditional on a certain minimum number of subscribers within NBBL. The NCA issued its decision even though we had voluntarily implemented these changes prior to the NCA’s decision. You should read “— Cost and price regulation — General” for information about the PT’s own investigation relating to our service agreement with NBBL.

      In 2002, the Norwegian Competition Authority requested information concerning our business practices for the ADSL-wholesale product. We responded to the NCA’s request and we confirmed that such practices are not discriminatory and that we enable wholesalers to provide a product equal to, and that can compete with, ours. We have not received any further communication from the NCA since we submitted our response. This matter had also been investigated by the PT, which decided not to pursue this case.

      Three cases have been initiated by NetCom AS. In January 2002, NetCom sought the NCA’s intervention towards Telenor Mobil AS’s pricing policy after having changed its own pricing structure. Previously, NetCom had priced calls terminating in Telenor Mobil’s network higher than calls terminating in its own network. Telenor Mobil AS charges higher prices for calls terminating in NetCom’s network. After receiving a letter from Telenor Mobil that rejected the allegations made by NetCom, the NCA issued a statement of objections to which Telenor Mobil replied in writing in August 2003. Several meetings between the NCA and Telenor Mobil have taken place subsequent to our written response. The PT had dismissed this case on the grounds that this pricing policy does not have an adverse effect on competition. The NCA finally decided not to proceed against us. However, it also stated its intention to monitor the call termination market. In November 2001, NetCom also complained to the Competition Authority alleging that Telenor Mobil AS forecloses the market for distribution of mobile subscriptions to end users in Norway through the use of exclusive distribution agreements. The NCA found that Telenor Mobile AS’ distribution agreements restricted competition and, accordingly, decided to prohibit Telenor Mobil AS’ use of exclusive distribution agreements in the Norwegian market. The decision became effective on January 1, 2003. In January 2004, the Norwegian Competition Authority received a complaint from NetCom relating to fixed to mobile pricing. The NCA notified Telenor of this complaint and it requested information about the alleged restrictive behavior. We responded in writing on February 23, 2004.

      We do not believe that the cases pending before the ESA and the cases before the Norwegian Competition Authority are likely to have a material adverse effect on us.

Consumer Protection Issues

      From time to time, our competitors and customers file complaints with the Norwegian Data Inspectorate (Datatilsynet) or with the Consumer Ombudsman (Forbrukerombudet). Especially the Consumer Ombudsman has actively monitored our and other telecommunications operators’ marketing activities and standard consumer contracts in 2003. Among other things, the Consumer Ombudsman has required mobile operators to restrict the duration of lock-in periods and the conditions for terminating the contract within the specified lock in period.

      We do not believe the cases pending before the Norwegian Data Inspectorate (Datatilsynet) or with the Consumer Ombudsman (Forbrukerombudet) are likely to have a material adverse effect on us.

ORGANIZATIONAL STRUCTURE

      Telenor ASA is a holding company that holds a majority of the group assets through various subsidiaries, which it owns or invests in. Each of the following are significant subsidiaries of Telenor ASA: Telenor Mobile Communications AS, Telenor Telecom Solutions AS, Telenor Interkom Verwaltung GmbH, Telenor KB AS, Telenor Mobil AS, Telenor Telecom Solutions AS, Kyivstar GSM JSC, Pannon GSM RT and GrameenPhone Ltd. You should read “Item 19: Exhibits — Exhibit 8” for additional information on our significant subsidiaries. For information on our new business structure, you should read “Strategy — Organization”.

PROPERTY, PLANTS AND EQUIPMENT

      Our principal executive offices are located at Snarøyveien 30, N-1331 Fornebu, Norway and comprise 147,000 square meters of office space. The total area of all our properties comprise 780,000 square meters. Substantially all of these properties are used for telecommunications and computer installations, service outlets, research and design centers and offices. Generally, we own most of our properties, although we also lease space in a number of locations. We currently lease approximately 220,000 square meters of office space pursuant to lease agreements

      Set forth below is a summary of our lease obligations through 2008:

	2004	2005	2006	2007	2008	After 2008

			(NOK in millions)
Total lease obligations	237	187	111	73	65	306

      Our headquarters comprise approximately 147,000 square meters of office space with a capacity for 7,000 to 8,000 employees. Surplus square meters available have been sub-let or sold.

      We are actively engaged in the management of our properties. Through our division Telenor Eiendom Holding AS, we ensure that we have the use of sufficient office premises and floor space to enable our principal business activities to be carried out effectively and on favorable terms without substantial capital expenditures.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION

      The following discussion should be read in conjunction with our consolidated financial statements, which have been prepared in accordance with Norwegian GAAP, which differ in certain respects from US GAAP. For a reconciliation of the material differences between Norwegian and US GAAP, you should read note 31 to our consolidated financial statements.

      We implemented changes to our business area structure effective January 1, 2003. Accordingly, we restated our financial statements to reflect our new business area structure. The following discussion reflects and is based on our restated financial statements. You should read “Item 4: Information on the Company — Strategy — Organization” for additional information on our new business area structure from 2003.

      We are exposed to risks and uncertainties which could have a material adverse effect on our business, financial condition, liquidity, results of operations or prospects. Such risks and uncertainties relate to, among other things:

•	increased competition;

•	the political, economic and legal environment in the foreign countries in which we operate;

•	our exposure to currency exchange rate fluctuations;

•	regulatory developments both in and outside Norway.

      You should read “Item 3: Key Information — Risk Factors” for a more detailed discussion of these risks and uncertainties. In addition, this Item 5 may contain certain forward-looking statements. You should read “Cautionary Statement Regarding Forward-Looking Statements” in this annual report on Form 20-F for a more detailed discussion of forward-looking statements.

GROUP OVERVIEW

      In 2003, our group results improved. Profit before taxes was NOK 7.4 billion in 2003 compared to a loss of NOK 5.1 billion in 2002. The loss in 2002 was mainly due to write-downs. The underlying improvement, taking into account gains and losses, expenses for workforce reductions, loss contracts and exit from activities and write-downs, was mainly due to increased revenues and improved margins. During 2002 and 2003, we also improved the efficiency of our operations due in part to the continued effective implementation of our program, Delta 4. Acquisitions and disposals of operations also had a positive effect on our results.

      Our international mobile operations, especially those in emerging markets, experienced a significant growth in 2003 and are increasingly important for our business and results of operations. In our Norwegian fixed-line operations, a mature market with increased competition, we managed to stabilize our revenues and increase our margins through efficiency improvement measures. In Broadcast, we increased our number of subscribers, revenues and EBITDA and we improved our operational efficiency, in each case primarily as a result of the consolidation and integration of Canal Digital.

      We reduced our capital expenditure in 2003 compared to 2002 mainly due to reduced capital expenditure in Norway. We expect capital expenditure to increase in 2004 compared to 2003 due to the purchase of satellite capacity, the consolidation of Sonofon and our investments in a new mobile technology in Norway. The actual amounts and the timing of our capital expenditure may vary substantially from our estimates.

      Concurrent with the decrease in our capital expenditure, we also generated significant positive cash flows from our operations in 2003. These developments resulted in a significant reduction of our net debt during 2003. Our current strategic focus is on preserving our market shares and continuing to streamline and realize synergies across our operations.

      For an overview of the results of Mobile, Fixed and Broadcast, our main business areas, you should read “— Results of Operations by Business Area — Telenor Mobile — Overview”, “— Results of Operations by Business Area — Telenor Fixed — Overview” and “— Results of Operations by Business Area — Telenor Broadcast — Overview”.

RESULTS OF OPERATIONS — GROUP

Revenues

	2001	2002	2003

	(NOK in millions)
External revenues
External revenues excluding gains on disposal of fixed assets and operations
Mobile	11,001	19,079	22,483
Fixed	17,818	18,338	18,787
Broadcast	2,408	3,366	4,641
EDB Business Partner	3,312	3,383	3,210
Other business units	1,258	4,255	3,539
Corporate functions and Group activities	4,527	247	229
Media(1)	280	—	—
Eliminations	—	—	—
Total external revenues excluding gains	40,604	48,668	52,889
Gains on disposal of fixed assets and operations	5,436	158	232
Total external revenues	46,040	48,826	53,121

(1)	9 months in 2001.

      External revenues excluding gains on disposal of fixed assets and operations increased by 8.7% in 2003 compared to 2002. In 2003, 43% of our external revenues derived from the Mobile business area, compared to 39% in 2002. Part of the increase in external revenues in Mobile was due to the full-year effect of the consolidation of Kyivstar and Pannon GSM. In addition, there was an underlying growth in Mobile both in Norway and abroad. Measured in Norwegian Krone, the increase was partially offset by the strengthening of the Norwegian Krone compared to some other currencies, especially the Malaysian Ringgit, the functional currency of DiGi.Com, and the Takka, the functional currency of GrameenPhone in Bangladesh. However, the growth in Norway decreased compared to previous years, mainly due to a reduction in the number of subscriptions and reduced prices. We also experienced increased competition both in Norway and abroad, especially in the more mature markets, such as Hungary.

      External revenues in Fixed increased by 2.4% in 2003 compared to 2002, mainly due to the consolidation of Utfors AB in Sweden from December 31, 2002. External revenues in Fixed — Norway slightly decreased in 2003 compared to 2002 due to a decrease in the number of subscriptions and reduced market shares, partially offset by increased sales of ADSL and increased sales in the wholesale market. Effective from December 1, 2003 we sold our operations in Fixed — Russia in exchange for an equity interest in the listed Russian fixed-line operator Golden Telecom. This transaction is expected to result in a decrease in our revenues from Fixed-Russia in 2004 as Golden Telecom is accounted for as an associated company using the equity method. External revenues in Broadcast increased by 37.9%, mainly due to the full-year effect of the consolidation of Canal Digital, partially offset by reduced revenues from analog satellite transmission. EDB Business Partner’s external revenues decreased by 5.1% due to reduced overall demand, except for IT Operations, and the discontinuance of the Consulting area. External revenues from Other business units decreased by 16.8% mainly due to disposals of operations and a decrease in revenues in Satellite Services due to the strengthening of the Norwegian Krone against the US Dollar.

      External revenues excluding gains on disposal of fixed assets and operations increased by 19.9% in 2002 compared to 2001. In 2002, 39% of external revenues derived from Mobile, compared to 27% in 2001. The formerly associated companies, DiGi.Com, which we consolidated from September 1, 2001, Pannon GSM, which we consolidated from February 4, 2002, and Kyivstar, which we consolidated from September 1, 2002, generated 87% of the increase in Mobile’s external revenues. Our mobile operations both in Norway and outside Norway showed a healthy growth. Fixed’s external revenues increased compared to 2001, mainly due to the full year effect of consolidation of Telenordia in Sweden (subsidiary from October 1, 2001). The increase in Broadcast’s external revenues was mainly due to the consolidation of Canal Digital from June 30,

2002. External revenues in EDB Business Partner showed a marginal increase due to the effect of acquired businesses in its IT Operating area. Excluding the effect of such acquisition, there was an underlying decrease in revenues in EDB Business Partner due to weak market conditions. The decrease in external revenues for Other business units was due to decreased revenues from our former subsidiary Itworks, disposal of operations in Nextra International and reduced sales of software, offset in part by the acquisition of businesses in Satellite Services and increased sales in Satellite Networks.

      Gains on disposal of fixed assets and operations in 2003 were mainly due to sales of properties in corporate functions and Group activities and the disposal of businesses in most business areas. Gains on disposal of fixed assets and operations in 2002 were due primarily to the sale of properties and some operations in corporate functions and Group activities. Gains on disposal of fixed assets and operations in 2001 were primarily related to the sale of Telenor Media with a gain of NOK 5,000 million, the sale of the subsidiary Norcom Network Communication Inc. with a gain of NOK 259 million and sale of properties.

      The table below shows our revenues broken down by operations in and outside Norway. Our proportional share of revenues from our associated companies and joint ventures are not included in our consolidated revenues. Some of our international operations are carried out in associated companies and joint ventures, especially mobile operations. The revenues in the table for consolidated companies are based on company location and do not include gains on disposal of fixed assets and operations. Revenues outside Norway have increased in recent years due to the increased number of consolidated foreign entities as well as underlying growth in existing operations, especially in our Mobile business area. Effective from February 12, 2004, we have consolidated Sonofon in Denmark, which we expect to result in increased revenues outside Norway. This will partially be offset by reduced revenues from Fixed – Russia and Nextra International due to the disposal of these operations in 2003.

	2001	2002	2003

	(NOK in millions)
Consolidated revenues
Norway	34,032	33,085	33,409
Outside Norway	6,572	15,583	19,480

Total revenues excluding gains	40,604	48,668	52,889

Operating Expenses

Costs of materials and traffic charges

	2001	2002	2003

	(NOK in millions)
Traffic charges — network capacity	4,853	6,463	7,183
Traffic charges — satellite capacity	1,190	1,527	1,343
Costs of materials etc.	4,161	4,495	4,569

Costs of materials and traffic charges	10,204	12,485	13,094

      Traffic charges — network capacity consist mainly of traffic charges for providing fixed and mobile services, primarily in our Mobile and Fixed business areas. The increase in network capacity costs in 2003 compared to 2002 was primarily due to acquired businesses in the Mobile and Fixed business areas and increased sales in Mobile. This was partially offset by the effect of the strengthening of the Norwegian Krone against several currencies and the disposals of some operations in Other business units. Fixed had also a reduction in network capacity costs due to reduced volume and prices for some of the products.

      Traffic charges — satellite capacity are related to sales of satellite mobile services (Satellite Services), satellite broadcasting services (Broadcast) and satellite capacity services (Satellite Networks). The decrease in satellite capacity costs was mainly due to lower volumes, lower prices and the strengthening of the Norwegian Krone against the US Dollar.

      The Mobile and Broadcast business areas in the aggregate generated approximately three-fourth of our total costs of materials etc. in 2003, primarily due to sales of customer equipment in Mobile and TV-program fees in Broadcast. The increase in costs of materials etc. was primarily due to the full-year effect of the consolidation of Canal Digital, which more than offset the decrease due to the disposal of operations in “Other business units” and discontinuance of revenues and costs of materials for handsets in GrameenPhone in 2003. Fixed — Norway also reduced costs of materials due to lower production within operating services.

      The increase in network capacity costs in 2002 compared to 2001 was due primarily to consolidation of formerly associated companies in Mobile and Fixed in 2001 and 2002. The increase in satellite capacity costs in 2002 compared to 2001 was due to the acquisition of COMSAT Mobile Communications (included in Telenor Satellite Services Inc.) in 2002. We incurred costs of materials etc in each of our business areas. In particular, Mobile and Broadcast in the aggregate generated approximately two-thirds of our total costs of materials in 2002, due primarily to sales of customer equipment in Mobile and TV-program fees in Broadcast. The increase in costs of materials etc. was due primarily to Pannon GSM and Canal Digital, which we consolidated during 2002, which more than offset the decrease due to the disposal of our former subsidiaries Telenor Media in 2001 and Itworks in 2002. Adjusted for acquisitions and disposals of companies, costs of materials etc. decreased in most business areas in 2002 compared to 2001 due primarily to a decrease in sales of equipment.

Own work capitalized

	2001	2002	2003

	(NOK in millions)
Costs of materials etc.	220	29	25
Salaries and personnel costs	396	303	301
Other operating expenses	386	235	245

Total own work capitalized	1,002	567	571

      Own work capitalized is presented as a separate caption and is not netted against the related expenses in the profit and loss statement. The various Group companies consolidated in Telenor perform work on their own long-lived assets, which is capitalized, if appropriate. The Group companies expense the related costs in the line items costs of materials, salaries and personnel costs, or other operating expenses as appropriate. The costs that are capitalized are then reversed as change in own work capitalized. Several companies in the Group perform work on and deliver long-lived assets to other Group companies. The purchasing company capitalizes these long-lived assets. For the Group as a whole this is regarded as a change in own work capitalized and the expenses recorded in the selling companies are reversed as a change in own work capitalized for the Group. Own work capitalized in 2003 was in line with 2002. The decrease in 2002 compared to 2001 was due to the lower level of capital expenditure.

Salaries and personnel costs

	2001	2002	2003

	(NOK in millions)
Salaries and holiday pay	7,897	7,659	7,248
Social security tax	1,132	1,168	1,151
Pension costs including social security tax	591	789	760
Other personnel costs	508	488	402

Total salaries and personnel costs	10,128	10,104	9,561

      The decrease in salaries and personnel costs in 2003 compared to 2002 was primarily due to workforce reductions as a consequence of Telenor’s program for improving operational efficiency, Delta 4, and due to the net effect of disposals and acquisitions of businesses. Social security tax increased in percent of Salaries and holiday pay compared to 2002 mainly due different rates for social security tax in different countries.

      The number of full-time equivalent employees at December 31, 2003 decreased by approximately 2,700 compared to December 31, 2002, mainly due to workforce reductions and disposals of operations. Disposal of businesses in 2003 reduced the total number of our full time equivalent employees by approximately 1,600. The average number of full-time equivalent employees was estimated to be lower by approximately 1,200 in 2003 compared to 2002.

      Pension costs, including social security tax in 2003, were approximately in line with 2002. Increased amortization of actuarial losses and increased interest expenses offset the positive effect of workforce reductions and a lower than estimated increase in salaries. During 2003, long-term interest rates in Norway were significantly reduced and we reduced our estimated discount rate as of December 31, 2003 accordingly. This contributed to an increase in the net present value of our pension obligations and non-amortized actuarial losses as of December 31, 2003, which was partially offset by higher than estimated return on pension plan assets resulting primarily from the increase in share prices. Pension costs, including social security tax, may increase in the future due to increased non-amortized actuarial losses. You should read “Critical Accounting estimates under Norwegian GAAP” and note 7 to our consolidated financial statements for additional information about our pension costs.

      The decrease in salaries and personnel costs in 2002 compared to 2001 was primarily due to the disposal of certain businesses, especially Telenor Media, Itworks and companies in Nextra International. This was offset by the consolidation of formerly associated companies as well as the acquisition of COMSAT. Adjusted for acquisition and disposal of companies, total salaries and personnel costs were in line with 2001. There was a decrease in some activities due to weak market conditions. This decrease was partly offset by wage inflation. In 2002, we started implementing our program for improving operational efficiency, Delta 4. During 2002, particularly at the end of the year, certain employees were offered voluntary termination. Many of these employees were still employed as of December 31, 2002. As a result, although this decrease in the number of employees had limited effect on salaries and personnel costs in 2002, the effect was more significant during 2003. Expenses for workforce reduction are recorded as a part of “Other operating expenses” and are not included in salaries and personnel costs.

      The number of full-time equivalent employees at December 31, 2002 increased by approximately 1,100 compared to December 31, 2001, due to the consolidation of companies. The consolidation of Pannon GSM as of February 4, 2002, Canal Digital as of June 30, 2002, and Kyivstar as of September 1, 2002, increased the total number of our full-time equivalent employees by approximately 2,700. The average number of full-time equivalent employees was higher in 2002 than for 2001.

      Pension costs, including social security tax, increased in 2002 compared to 2001, primarily as a result of a one time NOK 82 million effect related to the accounting of previously granted pension benefits in Teleservice and Fixed, an increase in salaries that was higher than we had estimated, increased interest cost and increased amortization of actuarial losses. Actuarial losses increased in the period 1999 to 2002 mainly due to the reduction in the discount rate implemented as of December 31, 1999, as well as lower actual return on plan assets than estimated resulting from the reduction in share prices in the course of the period 1999 to 2002. In addition, salary increases and pensions adjustments, which were higher than we had originally estimated, contributed to an increase in actuarial losses.

Other operating expenses

	2001	2002	2003

	(NOK in millions)
Costs of premises, vehicles, office equipment, etc	2,267	2,196	1,876
Operation and maintenance	2,673	3,418	3,477
Travel and travel allowances	750	560	474
Postage, freight, distribution and telecommunication	343	327	281
Concession fees	130	425	505
Marketing and sales commission	1,787	2,069	2,583
Advertising	598	916	1,187
Bad debt	362	337	209
Consultancy fees and external personnel	2,246	1,394	1,298
Workforce reductions, loss contracts and exit from activities (1)	625	982	287
Other	616	564	329

Total other operating expenses	12,397	13,188	12,506

	2001	2002	2003

	(NOK in millions)
(1) Specification of expenses for workforce reductions, loss contracts and exit from activities by business area:
Mobile	—	120	(21)
Fixed	89	311	6
Broadcast	49	65	7
EDB Business Partner	170	111	223
Other business units	243	56	38
Corporate functions and Group activities	74	272	34
Eliminations		47

Total	625	982	287

Other business units — previously granted pension benefits in Teleservice		66

Total(1)	625	1,048	287

(1)	This line item corresponds to the same line item in the table with the breakdown of “other operating expenses” set forth above, except for 2002, where NOK 66 million related to previously granted pension benefits in Teleservice is included in “salaries and personnel costs”.

      Other operating expenses decreased by approximately NOK 0.7 billion, or 5.2%, in 2003 compared to 2002. Reduced expenses for workforce reductions, loss contracts and exit from activities of NOK 0.7 billion was partially offset by the net effect of approximately NOK 0.5 billion from companies acquired and disposed of during 2002 and 2003. In 2002, we began implementing our program to improve operational efficiency, Delta 4, which contributed to reducing other operating expenses in both 2002 and 2003.

      Reduced costs of premises, vehicles and office equipment in 2003 compared to 2002 were due to the replacement of leased properties with owned properties, especially our new headquarters at Fornebu outside of Oslo, and increased cost efficiency.

      Increased operation and maintenance expenses in 2003 compared to 2002 were mainly due to the full-year effect of the consolidation of companies in Mobile and Broadcast and higher activity in our international Mobile operations. The increase was partially offset by decreased activity in EDB Business Partner and cost reductions in Fixed and Mobile in Norway.

      Our total marketing, sales commissions and advertising expenses increased by NOK 0.8 billion in 2003 compared to 2002. The increase occurred mainly in our Mobile business area, partially due to the full-year effect of consolidation of companies and partially as a result of increased competition and a growth in the gross inflow of subscriptions.

      Reduction in bad debt was due to our increased focus on collection and reduced need for provisions for losses.

      In 2003, expenses for workforce reductions, loss contracts and exit from activities were mainly incurred in EDB Business Partner. You should read note 11 to our consolidated financial statements for additional information about costs for workforce reductions, loss contracts and exit from activities. The following table shows the breakdown of expenses for workforce reductions, loss contracts and exit from activities by business area in 2001, 2002 and 2003.

      Other operating expenses increased by approximately NOK 0.8 billion, or 6.4%, in 2002 compared to 2001. Adjusted for the increased costs for workforce reductions, loss contracts and exit from activities of approximately NOK 0.4 billion and the net increase of approximately NOK 1.4 billion related to companies acquired and disposed of (excluding costs for workforce reductions, loss contracts and exit from activities), operating expenses decreased by approximately NOK 1 billion. In 2002, we began implementing our program to improve operational efficiency, Delta 4, which contributed to reducing other operating expenses, in particular consultancy fees, external personnel and travel costs. In 2002, we incurred expenses related to workforce reductions, loss contracts and exit from activities of NOK 982 million, an increase of NOK 357 million compared to 2001. Of the amount expensed in 2002, approximately NOK 0.7 billion was related to workforce reduction, and NOK 0.2 billion was related to loss contracts, especially leases of property which we have vacated.

      Reduced costs of premises, vehicles and office equipment in 2002 compared to 2001 were due to the replacement of leased properties with owned properties, especially our new headquarters at Fornebu outside of Oslo, and lower activity in some areas. This was partly offset by the effect of consolidating additional companies in Mobile.

      Increased operation and maintenance expenses in 2002 compared to 2001 were related to new companies in Mobile and new operations in EDB Business Partner.

      Our total marketing, sales commissions and advertising expenses increased by NOK 0.6 billion in 2002 compared to 2001 due to the net effect of companies acquired and disposed of, especially Pannon GSM, DiGi.Com, Kyivstar and Canal Digital. Adjusted for these companies, we had a reduction in these expenses mainly in Mobile in Norway due to lower sales of new subscriptions and lower level of sales commission per subscription, as well as lower marketing activity and reduced activity in Nextra International in Other business units. Marketing, sales commissions and advertising expenses related to ADSL increased. Approximately NOK 0.2 billion of the increase in concession fees in 2002 compared to 2001 related to DiGi.Com and Pannon GSM. The line item “other” included expenses of NOK 136 million related to legal proceedings in our Fixed Business area in 2002.

Losses on disposal of fixed assets and operations

      Losses on disposal of fixed assets and operations totaled NOK 229 million in 2003, of which the disposal of Nextra International companies contributed NOK 176 million. Losses of NOK 147 million in 2002 included losses in connection with the disposal of companies, mainly related to the bankruptcy of our former subsidiary Itworks AS. Losses totaled NOK 63 million in 2001 primarily due to discontinuance of equipment and sales of properties.

Depreciation, Amortization and Write-downs

	2001	2002	2003

	(NOK in millions)
Depreciation of tangible assets	5,863	7,624	7,986
Amortization of goodwill	668	1,002	686
Amortization of other intangible assets	720	1,610	1,925

Total depreciation and amortization(1)	7,251	10,236	10,597

Write-downs of tangible assets	1,430	424	104
Write-downs of goodwill	2,266	2,632	16
Write-downs of other intangible assets	126	497	25
Total write-downs(2)	3,822	3,553	145

Total depreciation, amortization and write-downs	11,073	13,789	10,742

(1)	Specification of depreciation of tangible assets, amortization of goodwill and amortization of other intangible assets by business area in 2001, 2002 and 2003:

	2001			2002			2003

			Other			Other			Other
	Tangible		intangible	Tangible		intangible	Tangible		intangible
	assets	Goodwill	assets	assets	Goodwill	assets	Assets	Goodwill	assets

	(NOK in millions)
Mobile	1,187	105	258	2,232	509	1,038	2,674	400	1,234
Fixed	3,306	129	234	3,858	134	374	3,774	(95)	431
Broadcast	517	47	12	679	133	32	755	197	78
EDB Business Partner	196	193	4	224	166	3	223	151	1
Other business units	394	162	198	359	60	163	305	34	152
Corporate functions and Group activities	304	—	—	362	—	—	355	—	29
Media	15	22	14	—	—	—	—	—	—
Eliminations	(56)	10	—	(90)	—	—	(100)	(1)	—

Total	5,863	668	720	7,624	1,002	1,610	7,986	686	1,925

(2)	Specification of write-downs of tangible assets, goodwill and other intangible assets by business area in 2001, 2002 and 2003:

	2001			2002			2003

			Other			Other			Other
	Tangible		intangible	Tangible		intangible	Tangible		intangible
	assets	Goodwill	assets	assets	Goodwill	assets	assets	Goodwill	assets

	(NOK in millions)
Mobile	22	—	—	33	2,138	118	33	—	2
Fixed	649	187	6	340	160		19	—	5
Broadcast	494	—	—	47	—	83	15	—	3
EDB Business Partner	—	1,259	3	8	356	—	12	16	—
Other business units	235	820	117	5	31	296	22	—	15
Corporate functions and Group activities	12	—	—	—	—	—	3	—	—
Eliminations	18	—	—	(9)	(53)	—	—	—

Total	1,430	2,266	126	424	2,632	497	104	16	25

      In 2003, we made certain reclassifications from tangible assets to intangible assets, mainly software in administrative support systems. The comparative figures for 2002 and 2001 have been reclassified accordingly. Depreciation of tangible assets increased in 2003 compared to 2002, mainly due to the full-year effect of consolidation of businesses, especially in Mobile, Broadcast and Fixed, and the shortening of the depreciation period for some network-based equipment in DiGi.Com as from July 1, 2002. The increase was partially offset by reduced depreciation due to write-downs in 2002 and reduced capital expenditure and tangible assets fully depreciated.

      Increased amortization of other intangible assets in 2003 compared to 2002 was primarily due to the full-year effect of the consolidation of businesses.

      Reduced amortization of goodwill was primarily due to write-downs at the end of 2002, especially related to DiGi.Com and amortization of negative goodwill related to Utfors, partially offset by the full-year effect of the consolidation of businesses.

      Write-downs in 2003 were not significant. Generally, increased market values for our businesses lead to the conclusion that none of our material investments was impaired. If, among other things, market values decline and market conditions deteriorate, we may have to continue to perform impairment tests, as well as the annual impairment test of goodwill according to US GAAP. You should read “Critical Accounting Estimates under Norwegian GAAP “ for additional information on our impairment tests.

      Depreciation of tangible assets increased by approximately NOK 1.8 billion in 2002 compared to 2001. Mobile increased primarily due to the consolidation of formerly associated companies. Canal Digital contributed with NOK 147 million. Shortened depreciation periods from April 1, 2001 for some fixed assets in our Norwegian fixed and mobile networks also increased depreciation by approximately NOK 90 million in 2002 for assets acquired prior to April 1, 2001.

      We made significant write-downs in 2001 and 2002, mainly due to a decline in market values and depressed market conditions in some of our operations. In 2001 and 2002, we evaluated the carrying values of our assets, and we made the resulting write-downs based on the market conditions and asset-specific circumstances in each period.

      Of our total write-downs of goodwill in 2002, NOK 2,138 million was related to DiGi.Com in the Mobile Business area as a result of continued low publicly quoted share prices. The write-down was based on the publicly quoted share price at December 31, 2002, adjusted to reflect a control premium. In Fixed, in 2002, we wrote down goodwill related to our managed services and to our Internet operations in the Czech Republic and Slovakia. In 2002, goodwill in EDB Business Partner related to the Banking & Financing area and the Consulting area was written down by NOK 356 million based on discounted cash flows.

      The write-downs of other intangible assets in our Mobile business area in 2002 related mainly to parts of out IT-systems portfolio that were no longer in use. The write-downs of tangible assets in our Fixed business area in 2002 mainly related to Fixed — Norway. In connection with the integration of our operating service business in Fixed — Norway with our internal IT operating environment, we decided to reduce the number of operating platforms and focus the activity of the operations. We also made write-downs based on evaluations of the value of service contracts, platforms and equipment in Fixed — Norway.

      The write-downs of tangible and other intangible assets in Broadcast in 2002 primarily related to lower demand in the SMATV market in Denmark and Sweden, delayed commercialization of new broadcasting standards, as well as reduced expectations for the use of interactive TV as a payment facility. In Other business units, the value of CA-software was written down in 2002 based on a review of the sales potential.

      Write-downs of tangible assets in 2001 related mainly to the transatlantic fiber capacity (TAT 14) (NOK 533 million in Fixed) and satellite and satellite equipment (NOK 490 million in Broadcast). The write-downs of goodwill in 2001 in Other Business Units mainly related to Nextra International and Itworks. Write-downs of goodwill in 2001 in Fixed were made within managed services.

Operating Profit (Loss) and EBITDA

      Our operating profit (loss) in the period 2001 to 2003 was affected by gains and losses on sales of fixed assets and operations, expenses for workforce reductions, loss contracts and exit from activities as well as write-downs, as illustrated below. We believe that information about and discussion of these items may explain in part the development of our operating performance in this period.

	2001	2002	2003

	(NOK in millions)
Operating profit	3,177	(320)	7,560
Of which:
Gains on disposal of fixed assets and operations	5,436	158	232
Losses on disposal of fixed assets and operations	(63)	(147)	(229)
Expenses for workforce reductions, loss contracts and exit from activities(1)	(625)	(1,048)	(287)
Write-downs of tangible and intangible assets(2)	(3,822)	(3,553)	(145)

Total gains, losses, expenses for workforce reductions etc. and write-downs	926	(4,590)	(429)

(1)	For a breakdown of our expenses for workforce reductions, loss contracts and exit from activities by business area, you should read “Other operating expenses”.

(2)	For a breakdown of our write-downs by business area, you should read “— Depreciation, amortization and write-downs”.

      Our operating profit in 2003 was to a limited extent affected by gains and losses, expenses for workforce reductions etc, and write-downs. We discuss these items above under “— Revenues”, “— Operating expenses” and “— Depreciation, amortization and write-downs”. Our operating profit increased in 2003 compared to 2002 due to the effect of these items, our focus on increasing operational efficiency and underlying growth. The full-year effect of the consolidation of acquired companies, especially Kyivstar, and the decrease in depreciation and amortization as a result of the significant write-downs made in 2002 also contributed to the increase.

      We also focus on operating profit (loss) before the effects of amortization, depreciation and write-downs. We refer to this measure as “EBITDA” because under Norwegian GAAP operating profit is reported in our consolidated income statement before taxes and net financial items. In addition, operating profit includes amounts attributable to minority interests but does not include results from associated companies or joint ventures which are accounted for using the equity method and included in net income. We believe that providing EBITDA enhances an understanding of our operating activities and the performance of the individual units because it provides investors with a measure of operating results that is unaffected by amortization and depreciation related to acquisitions and capital expenditures, differences in capital structures, e.g. book value of tangible and intangible assets, among otherwise comparable companies or investments in and results from associated companies. We believe that EBITDA is also an indicator to demonstrate to what extent operational business activities generate earnings which are available to reduce net debt or to finance investments.

      EBITDA is not a measurement of financial performance under generally accepted accounting principles. You should not consider EBITDA as an alternative to operating profit, net income or cash flow from operating activities. Since other companies may not calculate EBITDA in the same way, our EBITDA figures are not necessarily comparable with similarly titled figures of other companies.

      The following table shows the reconciliation of EBITDA to net income.

	2001	2002	2003

	(NOK in millions)
Net income (loss)	7,079	(4,298)	4,560
Minority interests	(721)	(358)	490
Taxes	3,897	(480)	2,376
Profit (loss) before taxes and minority interests	10,255	(5,136)	7,426
Net financial items	1,159	2,366	1,365
Associated companies	(8,237)	2,450	(1,231)
Operating profit (loss)	3,177	(320)	7,560
Depreciation and amortization	7,251	10,236	10,597
Write-downs	3,822	3,553	145
EBITDA	14,250	13,469	18,302

      Our EBITDA increased in 2003 compared to 2002 due to the positive effect of the consolidation of acquired companies, the underlying increase in revenues and the increased efficiency of our operations, including the positive effect from the cost reduction measures.

      You should read “— Results of Operations by Business Area” for a more detailed discussion of operating profit and EBITDA for each business area. The tables showing the breakdown of expenses for workforce reductions, loss contracts and exit from activities by business area under “— Other operating expenses” and the breakdown of our write-downs under “— Depreciation, amortization and write-downs” contribute to explaining the development of operating profit in each business area.

      We recorded an operating loss in 2002 of NOK 320 million compared to an operating profit of NOK 3,177 million in 2001. Gains and losses, expenses for workforce reductions etc, and write-downs as shown and discussed above significantly contributed to our operating loss in 2002. Our EBITDA decreased in 2002 compared to 2001, mainly due to gains on sale of operations in 2001.

Associated Companies

	2001	2002	2003

	(NOK in millions)
Telenor’s share of:(1)
Net income (loss) after taxes	(318)	341	329
Amortization of Telenor’s net excess values	(1,427)	(862)	(579)
Write-downs of Telenor’s excess values	(11,597)	(1,965)	(26)
Net gains on disposal of ownership interests	21,579	36	1,507

Net result from associated companies	8,237	(2,450)	1,231

(1)	The figures are partly based on our management’s estimates in connection with the preparation of our consolidated financial statements. Our consolidated profit and loss statement contains only the line item “net result from associated companies”. Our share of the other items shown in the table is not included in our consolidated financial statements, but this information is set forth in note 16 to our consolidated financial statements. Net excess values are the difference between our acquisition cost and our share of equity at the time of the acquisition of the associated companies.

      The results from associated companies were influenced by our acquisitions, disposals and consolidation of subsidiaries in 2001, 2002 and 2003 and by our write-downs in 2001 and 2002. DiGi.Com was consolidated as a subsidiary as of September 1, 2001, Telenordia was consolidated as a subsidiary as of October 1, 2001, Pannon GSM was consolidated as a subsidiary as of February 4, 2002, Canal Digital was consolidated as a subsidiary as of June 30, 2002 and Kyivstar was consolidated as a subsidiary as of September 1, 2002. VIAG Interkom and Esat Digifone were sold at the beginning of 2001. Extel was sold at the end of 2002 and StavTeleSot at the beginning of 2003 to VimpelCom-Region. On April 30, 2003, we announced the sale of a 9% shareholding in Cosmote and, as a result, Cosmote is no longer accounted for as an associated company. In February 2004, we disposed of our remaining interest in Cosmote. We acquired 37% of Glocalnet AB as of December 31, 2002 and 20.4% of Golden Telecom as of December 1, 2003.

      Net income after taxes from associated companies in 2003 was in line with 2002, but decreased by approximately NOK 0.1 billion when adjusted for the effect of associated companies acquired, disposed of or consolidated as subsidiaries during 2002 and 2003. In 2003, Vimpelcom continued to experience underlying growth in its results due to an increase in its subscriber base. However, its positive contribution to net income after taxes from associated companies was offset by increased losses in Bravida, including restructuring charges and write-downs, and write-downs related to fixed assets in Sonofon.

      Amortization of Telenor’s net excess values decreased in 2003 compared to 2002 mainly due to the effects of write-downs in 2002 and reversal of previous amortization of net excess values on Wireless Matrix, as net excess values had been reduced to below zero in 2002. We will consolidate Sonofon as a subsidiary as from February 12, 2004. This is expected to reduce amortization of Telenor’s net excess values from associated companies in 2004 compared to 2003.

      Write-downs of Telenor’s excess values on associated companies were not significant in 2003 as market values for associated companies increased during 2003.

      Net gains on disposal of ownership interests in 2003 mainly related to the sale of shares in Cosmote.

      Net income after taxes in 2002 reflected a write-down of OniWay of NOK 316 million recorded at the end of 2002. The net effect of companies that were consolidated during 2001 and 2002 was an increase in net income from associated companies in 2002 compared to 2001. Apart from the effect of associated companies acquired, sold or consolidated as subsidiaries, there was underlying growth in the results from most of the associated mobile companies, especially Vimpelcom, Cosmote and Connect Austria (now renamed One GmbH).

      Decreased amortization of net excess values in 2002 compared to 2001 was due to companies which were consolidated during 2001 and 2002, as well as to the effect of write-downs in 2001. Write-downs of our net excess values in 2002 were mainly related to Sonofon, with NOK 1 billion and DTAC/UCOM, with NOK 881 million. During 2002, the market values of mobile companies continued to decline and the write-downs, both in 2002 and 2001, were made on the basis of discounted cash flows and comparison to the value of similar companies, in the case of Sonofon, and quoted share prices in the case of DTAC/UCOM. You should read “Other Issues — Critical Accounting Estimates under Norwegian GAAP” for additional information about our write-downs. Gains on disposal in 2002 related to the sale of Extel.

      Write-downs in 2001 related primarily to Sonofon and Telenordia as of June 30 (NOK 7,500 million and NOK 665 million, respectively) and DTAC/UCOM as of December 31 (NOK 3,400 million).

      We sold our ownership interest in VIAG Interkom and Esat Digifone in 2001, with a combined gain before taxes of NOK 21.4 billion in 2001. The sale of Ephorma AS and European Medical Solutions Group AS by EDB Business Partner contributed a combined gain of NOK 141 million in 2001.

Financial Income and Expenses

	2001	2002	2003

	(NOK in millions)
Dividends from satellite organizations	97	—	—
Interest income	740	476	484
Other financial income	60	91	102
Total financial income	897	567	586
Interest expenses	(1,638)	(1,901)	(2,033)
Other financial expenses	(53)	(96)	(45)
Capitalized interest	295	164	55
Total financial expenses	(1,396)	(1,833)	(2,023)
Net foreign currency gain/loss	(402)	(311)	(1)
Gain on disposal of financial assets	491	59	95
Loss on disposal of financial assets	(150)	(31)	(91)
Write-downs and reversal of write-downs of financial assets	(599)	(817)	69
Net gain (loss) on and write-downs of financial assets	(258)	(789)	73

Net financial items	(1,159)	(2,366)	(1,365)

      The increase in interest income in 2003 compared to 2002 was due to a higher level of interest-bearing financial assets, partially offset by reduced interest rates. The increase in interest-bearing financial assets was mainly due to a higher net cash flow from operating activities and proceeds from the sales of Cosmote and Inmarsat. Increased other financial income related to dividends from Expert Eilag ASA in 2003. The satellite organizations were incorporated during 2000 and 2001 and distributed no dividends in 2002 or 2003.

      Interest expenses increased in 2003 compared to 2002 due to higher interest-bearing liabilities on average during the year, partially offset by reduced interest rates. The increase in interest bearing liabilities was primarily due to the acquisitions of Kyivstar and Canal Digital, which we paid in the second half of 2002. In 2003, a reduction of interest-bearing liabilities did not take place until the payment of the Sonofon tax claim and the settlement of the judicial proceedings in Greece in the third quarter, totaling NOK 3 billion. For further information about these claims, please see below. In October 2003, we agreed to a settlement of the judicial proceeding in Greece, you should read notes 13 and 24 to our consolidated financial statements for additional information, and we reversed to income NOK 41 million of the amount we made provisions for in 2002 as interest related to the claim because the amount we agreed to pay under the settlement was lower than the amount we made provisions for. In 2003, we accrued and expensed interest on overdue payments on the tax claim related to Sonofon of approximately NOK 225 million. Due to the significant reduction in short-term interest rates and no corresponding reduction in interest rates on overdue payments, we decided to pay the tax claim on September 30, 2003. Subsequent to this payment, we have incurred ordinary interest expenses on the funding of the tax claim.

      Total interest expenses reflect our composition and structure of liabilities with floating rates, fixed rates and higher interest rates on liabilities in some subsidiaries with external financing. Interest rates in the Norwegian market decreased considerably during 2003. Our average interest rates for funding through the parent company was also reduced in 2003, but to a lesser extent than market rates due to the duration of our debt portfolio. This was partially offset by external financing of subsidiaries with higher interest rates. You should read note 20 to our consolidated financial statements for further information about interest rates and duration of our debt portfolio. The reduction in capitalized interest was mainly due to lower level of assets under construction and reduced interest rates.

      The write-downs made in 2002 of New Skies Satellites and the capital contribution in the Telenor Pension Fund were reversed in 2003 as a result of increase in market values, and a gain on the sale of shares in Inmarsat and Oniway was recorded in 2003. This was partially offset by losses on the sale of shares in Expert ASA and losses and write-downs on Venture companies in 2003.

      As of February 26, 2004, we sold our remaining shareholding in Cosmote for NOK 3.1 billion and we expect to record a gain on sale of financial assets of approximately NOK 2.6 billion before taxes in 2004 related to this transaction.

      The reduction in total financial income in 2002 compared to 2001 was mainly related to reduced interest income on investments in interest-bearing financial assets. In 2001, we held a portion of the proceeds from our large disposals in liquid assets in anticipation of payment of investments and repayments of liabilities.

      The increase in total financial expenses in 2002 compared to 2001 was due to increased interest bearing liabilities and higher average interest rates. At the beginning of 2002, our interest bearing liabilities increased significantly due primarily to the acquisition of Pannon GSM. At the end of 2002, we increased our interest bearing liabilities by NOK 2.4 billion due to a tax claim regarding the sale of Sonofon Holding A/S, in connection with which we also issued a NOK 2.4 billion guarantee to the Norwegian tax authorities, and by NOK 0.5 billion due to a judicial proceeding in Greece. We expensed interest of NOK 165 million on these claims in 2002, of which NOK 80 million related to the tax claim regarding Sonofon and NOK 85 million to the judicial proceeding in Greece. You should read “— Income taxes”, “Capital Resources” and “Item 8: Financial Information — Legal Proceedings” for additional information about these claims.

      Average interest rates in 2002 increased compared to 2001 due to financing activities by some subsidiaries, which have their own external financing, while the average interest rates for financing through the parent company were reduced slightly. Capitalized interest decreased in 2002 compared to 2001 due to the lower level of investments in our fixed network in Norway and the completion of our new headquarters at Fornebu outside of Oslo.

      Net foreign currency losses in 2002 were primarily related to currency hedging of the purchase price for the shares in Pannon GSM in Euro, accounts receivable in foreign currency and interest bearing liabilities in consolidated entities abroad. Hedge accounting is not permitted for currency hedging of forecasted equity investments, as Pannon GSM. The value of the Euro relative to the Norwegian Krone decreased between the execution of the hedging transaction and its settlement and a foreign currency loss was accordingly recorded in connection with the hedging transaction. The reported investment amount for Pannon GSM in Norwegian Krone was reduced correspondingly.

      The losses and write-downs of financial assets related mainly to the write down of the shares in Inmarsat, New Skies, Sponsor Service ASA and Venture companies in addition to NOK 78 million in capital contribution to Telenor Pension Fund written down to the book value of the equity in the fund. The Inmarsat shares are valued in U.S. Dollars and the write down of NOK 422 million was a result of the weakening of the U.S. Dollar against the Norwegian Krone during 2002. The shares in New Skies were written down by NOK 94 million to the current quoted market price as of December 31, 2002, due to a significant decline in the publicly quoted share price. Sponsor Service ASA filed for bankruptcy in the beginning of 2003, and a loss of NOK 66 million was recognized in 2002. In 2002, we realized small gains and losses on shares compared to previous years.

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

Income Taxes

      The corporate income tax rate in Norway is 28.0%. Our effective tax rate (income taxes as a percentage of profit before taxes) was 32.0% in 2003. In 2002, we recorded a loss before taxes and minority interests and, therefore, we had a tax income. Our effective tax rate was 38.0% in 2001.

      In 2003, we recorded deferred taxes on retained earnings in certain companies outside Norway due to their good financial performance. Telenor now expects to receive dividends from these companies. The effective tax rate was also affected by negative results from certain associated companies and subsidiaries outside Norway and amortization and write-downs of goodwill, on which deferred tax assets have not been recognized. This was partially offset by tax-related losses upon decisions for liquidation and disposal of several companies.

      In 2003, Telenor Eiendom Holding AS realized a tax loss of NOK 2.8 billion in connection with the sale of shares in Telenor Business Solutions AS to Telenor Business Solutions Holding AS as part of the overall restructuring of the Group. We are of the opinion that this is a bona fide tax loss, and we intend to claim this loss as a regular loss on our tax returns for 2003. As discussed below, the Norwegian tax authorities challenged our 2001 tax return regarding the tax loss realized on the sale of shares in Sonofon in 2001. Even if we disagree with the position taken by the Norwegian tax authorities, we recognized the accounting effect of their challenge in our 2002 accounts. As a result, we did not reflect the tax effect deriving from the sale of shares in Telenor business Solutions AS in our results for 2003. However, we will recognize this tax effect if either the final court decision regarding the Sonofon tax loss is favorable to us or the Norwegian tax authorities recognize our tax loss following the assessment of our 2003 tax returns.

      In 2002, we realized taxable losses on liquidation and sale of companies in our Group. The liquidation of Telenor Digifone Holding AS and sale of companies within Nextra International in aggregate contributed to approximately NOK 3.9 billion in tax deduction. This was partly offset by our decision in the third quarter 2002 to record as an expense the tax claim of NOK 2.4 billion in connection with the challenge of our tax return for 2001 regarding the sale of Sonofon, as well as NOK 0.4 billion in connection with a lawsuit in Greece.

      In 2002, following the ordinary assessment of our 2001 tax returns, the Norwegian tax authorities did not recognize the loss deriving from the intragroup sale of the shares in Sonofon Holding A/S as tax deductible. In the 2001 tax return for Telenor Communication AS (now Telenor Eiendom Holding AS), we recognized this loss of NOK 8.6 billion upon the disposal of shares in Sonofon Holding A/S to Dansk Mobil Holding AS, a sister company of Telenor Eiendom Holding AS. The disposal was carried out as an integral part of the overall restructuring of our Group. As a result of this challenge of our tax loss, we made a provision and we increased our tax expenses in 2002 by NOK 2.4 billion, as such an amount was recorded as a reduction in taxes in 2001. In January 2003, we initiated proceedings against the Norwegian tax authorities to oppose this claim. You should read “— Critical Accounting Estimates under Norwegian GAAP — Income Taxes” and “Item 8: Financial Information — Legal Proceedings” for additional information about this tax claim.

      The challenge of our tax return increased the RISK adjustment (adjustment of the tax costprice, that only affect our Norwegian investors) for Telenor ASA as of January 1, 2002 by NOK 3.44 per share. You should read “Item 10: Additional Information — Taxation” for additional information on RISK. Any subsequent final reassessment as a result of a court ruling in our favor will decrease the RISK adjustment with effect from January 1 in the year of reassessment.

      In 2002, we expensed NOK 0.4 billion as a tax expense in connection with a court ruling in Greece, as this was our best estimate of the amount which we could be required to pay in case of a final outcome unfavorable to us. However, in 2003 we agreed to a settlement of this judicial proceeding and NOK 0.2 billion was taken to income.

      Losses in our associated companies and subsidiaries outside Norway, together with the amortization and write-downs of much of our net excess values (mainly goodwill), were to a great extent not recognized as deferred tax assets, which increased our tax expenses relative to net income before taxes in 2001 and 2003 and decreased our tax income in 2002. In 2001, these effects were partly offset by parts of the write-downs of excess values in 2001 that were recorded as temporary differences which give rise to deferred tax assets. This was mainly related to EDB Business Partner. Due to agreements to sell some activities including parts of Nextra International, we also recognized tax assets related to losses in these companies. In addition, reduction in the fair value of our associated company Sonofon was also realized in 2001 for tax purposes, and reduced our estimated current taxes by NOK 2.4 billion. As mentioned above, the tax authorities in 2002 challenged the tax return for 2001.

      Prior to our IPO in December 2000, a new parent company for the Group (Telenor ASA) was incorporated and all shares in Telenor AS were contributed to Telenor ASA as an in kind contribution. At the same time, Telenor AS changed its name to Telenor Communications AS and in 2002 to Telenor Eiendom Holding AS. The tax cost base of the Telenor Eiendom Holding AS shares equal estimated fair value at the time when the in kind contribution was made. As a necessary part of the overall restructuring of the Telenor Group, in 2001 and 2002 we demerged or sold entities from Telenor Eiendom Holding AS to holding companies for the different business areas. To the extent Telenor ASA should dispose of shares in Telenor Eiendom Holding AS, or dispose of shares in entities demerged from Telenor Eiendom Holding AS, we believe that any taxes will be computed on the difference between the consideration received and the high tax base cost, as established through the in kind contribution.

      You should read “Critical Accounting Estimates under Norwegian GAAP — Income Taxes” for additional information about income taxes.

Minority Interests

      The following table shows the largest minority interests reported in our profit and loss statement and in the balance sheet for and as of the end of 2001, 2002 and 2003.

		Year ended December 31,			At December 31,
	At December 31,
	2003	2001	2002	2003	2002	2003

		Minority	Minority	Minority	Minority	Minority
		part of	part of	part of	Interests	Interests
	Minority	net income	net income	net income	in the	in the
	share in %	(loss)	(loss)	(loss)	balance sheet	balance sheet

	(NOK in millions)
Telenor Venture AS	—	(83)	(6)	(30)	65	0
Telenor Venture II ASA	49.9	(7)	(67)	(32)	143	136
JSC Kyvistar GSM	44.7	0	51	256	787	998
OJSC Comincom/ Combellga	—	6	15	14	160	0
DiGi.Com bhd	39.0	44	47	68	1,113	1,131
GrameenPhone Ltd	49.0	126	162	283	328	448
EDB Business Partner ASA	48.2	(764)	(555)	(26)	914	888
Other		(43)	(5)	(43)	93	45

Total		(721)	(358)	490	3,603	3,646

      During 2003, we increased our ownership interest in Comincom/ Combellga to 100% and at the end of the year we exchanged our ownership for shares in Golden Telecom, in which we owned a 20.4% ownership interest as of December 31, 2003. Golden Telecom is accounted for as an associated company. At the end of 2003, we also sold our ownership interests in Telenor Venture AS. During 2003, we increased our ownership interest in GrameenPhone to 51.0%, while our voting interest remained unchanged at 51.0%.

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

RESULTS OF OPERATIONS BY BUSINESS AREA

      The following tables sets forth selected financial data for our business areas for the period 2001-2003. The eliminations reported in these tables are primarily related to intra group transactions.

	2001	2002	2003

	(NOK in millions)
Revenues excluding gains on disposal of fixed assets and operations
Mobile	12,299	20,346	23,810
Fixed	19,685	20,008	20,500
Broadcast	2,614	3,607	4,800
EDB Business Partner	4,770	4,338	4,270
Other business units	5,718	5,040	4,154
Corporate functions and Group activities	2,143	2,116	2,184
Media(1)	1,338	—	—
Eliminations	(7,963)	(6,787)	(6,829)

Total revenues excluding gains	40,604	48,668	52,889
Gains on disposal of fixed assets and operations	5,436	158	232

Total revenues	46,040	48,826	53,121

(1)	9 months in 2001.

	2001	2002	2003

	(NOK in millions)
Operating profit (loss)
Mobile	2,495	1,414	5,224
Fixed	1,035	731	2,531
Broadcast	(726)	(475)	181
EDB Business Partner	(1,208)	(409)	(4)
Other business units	(2,643)	(736)	(120)
Corporate functions and Group activities	4,178	(931)	(364)
Media(1)	262	—	—
Eliminations	(216)	86	112

Total operating profit (loss)	3,177	(320)	7,560

(1)	9 months in 2001.

	2001	2002	2003

	(NOK in millions)
EBITDA
Mobile	4,067	7,482	9,567
Fixed	5,546	5,597	6,665
Broadcast	344	499	1,229
EDB Business Partner	447	348	399
Other business units	(718)	178	408
Corporate functions and Group activities	4,494	(569)	23
Media(1)	313
Eliminations	(243)	(66)	11

Total EBITDA(2)	14,250	13,469	18,302

(1)	9 months in 2001.

(2)	You should read “Results of Operations — Group-Operating Profit (Loss) and EBITDA” for the reconciliation of EBITDA to net income for the group.

TELENOR MOBILE

	2001	2002	2003

	(NOK in millions)
External revenues	11,001	19,079	22,483
Internal revenues	1,298	1,267	1,327
Gains on disposal of fixed assets and operations	259	—	—

Total revenues	12,558	20,346	23,810

External costs of materials and traffic charges	2,695	5,020	5,481
Internal costs of materials and traffic charges	815	725	770
Total costs of materials and traffic charges	3,510	5,745	6,251

Own work capitalized	(71)	(69)	(97)
Salaries and personnel costs	1,368	1,898	1,917
Other external operating expenses	2,774	4,330	5,170
Other internal operating expenses	910	960	997
Losses on disposal of fixed assets and write-downs	—	—	5
Depreciation and amortization	1,550	3,779	4,308
Write-downs	22	2,289	35

Total operating expenses	10,063	18,932	18,586

Operating profit	2,495	1,414	5,224

Associated companies	9,677	(2,030)	1,639
Net financial items	(496)	(2,050)	(2,182)

Profit before taxes and minority interests	11,676	(2,666)	4,681

EBITDA	4,067	7,482	9,567
Depreciation and amortization	1,550	3,779	4,308
Write-downs	22	2,289	35

Operating profit	2,495	1,414	5,224

Operating profit/ Total revenues (%)	19.9	6.9	21,9
EBITDA/ Total revenues (%)	32.4	36.8	40.2
Investments:
Capex	2,716	3,731	3,667
Investments in businesses	4,495	8,894	95
No. of man-years (end of period)	4,217	6,551	6,924
Of which abroad	2,084	4,673	5,201
Revenues
Telenor Mobil — Norway	10,056	10,695	10,909
Pannon GSM — Hungary	—	4,505	5,370
DiGi.Com — Malaysia	906	2,715	3,176
GrameenPhone — Bangladesh	1,185	1,589	1,536
Kyivstar — Ukraine	—	708	2,634
Other including eliminations	411	134	185

Total revenues	12,558	20,346	23,810

	2001	2002	2003

	(NOK in millions)
EBITDA
Telenor Mobil — Norway	3,731	4,330	4,262
Pannon GSM — Hungary	—	1,586	1,924
DiGi.Com — Malaysia	306	1,022	1,295
GrameenPhone — Bangladesh	457	757	1,001
Kyivstar — Ukraine	—	403	1,573
Other including eliminations	(427)	(616)	(488)

Total EBITDA	4,067	7,482	9,567

Overview

      The Mobile business area’s results in 2001, 2002 and 2003 were affected by the consolidation of:

•	Kyivstar as a subsidiary effective from September 1, 2002, when we increased our ownership interest in the Ukrainian operator from 45.4% to 54.2%. The ownership share in Kyivstar was increased further to 55.35% as a result of a capital increase with effect from May 2003.

•	Pannon GSM as a subsidiary effective from February 4, 2002, when we increased our ownership interest in the Hungarian operator from 25.8% to 100%.

•	DiGi.Com as a subsidiary effective from September 1, 2001, when we increased our ownership interest in the Malaysian operator from 32.9% to 61.0%.

      Effective from January 1, 2004, Telenor Mobile’s activities in the Scandinavian region were grouped into our new unit Telenor Nordic Mobile. We believe that through Telenor Nordic Mobile we can realize synergies and further improve operational efficiency across our operations in Scandinavia. As part of this strategy, we increased our ownership interest in the Danish operator Sonofon from 53.5% to 100%, effective from February 12, 2004. You should read “Item 4 — Information About the Company — Telenor Mobile — Mobile Operations Outside Norway — Associated Companies and Joint Ventures” for additional information about such acquisition.

      An increasing proportion of our revenues and profits (losses) are derived from our international mobile operations. In addition to the effects from the consolidation of Kyivstar and Pannon GSM in 2002 and DiGi.Com in 2001, there was an underlying growth in revenues without a corresponding growth in expenses in our foreign subsidiaries. This contributed to an increase in EBITDA in the period 2001 to 2003. Amortization and depreciation increased in the same period, mainly due to the consolidation of these companies. Operating profit was reduced in 2002 compared to 2001 due to write-downs of NOK 2.3 billion, of which NOK 2.1 billion was goodwill related to DiGi.Com. In 2001, we recorded a gain on sale of the subsidiary Norcom by NOK 259 million.

      In 2003, in our more mature markets, particularly Norway and Hungary we experienced increased competition and a decrease in our market share despite the increase in penetration rates for mobile telephony services. Operators in mature markets face increased competition and tend to shift their focus from the acquisition of new customers to customer retention and the stabilization of their market shares. This may result in increased costs related to sales, marketing and commissions and, more generally, in increased pressure on margins. In addition, operators in mature markets tend to focus on increased average usage and revenues per subscriber as the main source of potential growth by introducing new and attractive services. We further believe that our constant focus on improving the operational efficiency of our mobile operations will contribute to improving or at least stabilizing overall profitability in mature markets.

      In our emerging markets, particularly Bangladesh and the Ukraine, which still offer a significant growth potential and are characterized by low penetration rates, we continue to focus primarily on acquiring new subscribers. In addition, we seek to improve the cost efficiency of our operations in these markets by realizing the economies of scale and sharing the best practices created across our international mobile operations.

      During the period 2001 to 2003, we also optimized our capital expenditure without reducing the quality of our mobile networks across our international mobile operations. This was due in part to the realization of important synergies across these operations, such as centralized procurement, global supplier agreements and best practice solutions for network development and optimization.

      Fluctuations in currency exchange rates between the Norwegian Krone and the functional currencies of our mobile operations could affect our reported earnings and the value in Norwegian Krone of the investments. For example, in 2003 the significant strengthening of the Norwegian Krone against the US Dollar and other currencies linked to the US Dollar had an adverse effect on the results of operations of, and the value of our investment in, our mobile subsidiaries DiGi.Com (Malaysia), Kyivstar (Ukraine), whose functional currency is the US Dollar, and GrameenPhone (Bangladesh) when reported in Norwegian Krone.

Telenor Mobil — Norway

	2001	2002	2003

	(NOK in millions)
External revenues
Mobile outgoing traffic	3,500	3,880	3,712
Mobile incoming traffic	392	389	455
Roaming	1,209	1,220	1,224

Total traffic	5,101	5,489	5,391
SMS and content services	1,187	1,530	1,537
Subscriptions and connections	1,328	1,350	1,216
Customer equipment	620	616	722
Service providers and other	510	456	773

Total external revenues	8,746	9,441	9,639
Internal revenues	1,310	1,254	1,270
Gains on disposal	—	—	—

Total revenues	10,056	10,695	10,909

Total operating expenses	7,430	7,687	7,794

Operating profit	2,626	3,008	3,115

EBITDA	3,731	4,330	4,262
Depreciation and amortization	1,083	1,207	1,147
Write-downs	22	115	—

Operating profit	2,626	3,008	3,115

Operating profit/ Total revenues (%)	26.1	28.1	28.6
EBITDA/ Total revenues (%)	37.1	40.5	39.1
Investments
Capex	1,674	750	500
Acquisition of businesses	—	—	—
No. of man-years (end of period)	1,825	1,713	1,602
No. of subscriptions (in thousand)	2,307	2,382	2,364

Operating profit and EBITDA — Telenor Mobil — Norway

      Operating profit in 2003 increased by 3.4% compared to 2002. Depreciation, amortization and write-downs of tangible and intangible assets decreased due to a decrease in capital expenditure during 2002 and 2003 and the effect of write-downs in 2002. Both EBITDA and the EBITDA margin (EBITDA as a percentage of total revenues) decreased in 2003 compared to 2002. This decrease was due primarily to increased operating expenses in connection with increased marketing activities as a result of increased competition, higher traffic charges as a result of increased traffic to other mobile networks, a different mix of subscriptions and price reductions. This decrease was partially offset by a decrease in certain other operating expenses, primarily fees to consultants and salaries and personnel costs, as well as an increase in revenues from sales to other service providers. The decrease in salaries and personnel costs in 2003 was due to our workforce reduction in 2002.

      Operating profit in 2002 increased by 14.6% compared to 2001. Depreciation, amortization and write-downs of tangible and intangible assets increased as an effect of high capital expenditure during 2001, the shortening of depreciation periods for part of our equipment as of April 1, 2001 and a write-down related to our IT-systems portfolio in 2002. EBITDA increased in 2002 compared to 2001 due to changes in the composition of revenues, with a larger share of our revenues being generated from higher margin products. We incurred expenses of NOK 104 million for workforce reductions in 2002. Adjusted for these expenses, other operating expenses decreased as a result of our cost reduction measures adopted in 2002.

Revenues — Telenor Mobil — Norway

      Our market share for GSM subscriptions as of December 31, 2003 was 57% compared to 61% as of December 31, 2002. During the same period, the mobile penetration in Norway increased from 84% to approximately 90%.

      In 2003, external revenues from outgoing mobile traffic in Norway decreased primarily due to the decrease in the number of and changes in the mix of contract subscriptions and price reductions. This decrease was partially offset by an increase in average traffic minutes generated by each subscription.

      External revenues from incoming mobile traffic increased in 2003 compared to 2002 due primarily to an increase in traffic volume from subscribers of other mobile operators.

      In 2003, external revenues from roaming were in line with 2002. The decrease in traffic volume from subscribers of foreign operators in Norway was offset by an increase in volume of SMS and higher average prices per minute from Norwegian subscribers abroad. Higher average prices per minute were due to a combination of increased prices charged by operators outside Norway and changes in travelling patterns resulting in more Norwegians travelling to countries with higher prices per minute.

      In 2003, external revenues from SMS and Content services were in line with 2002. The number of messages increased by 234 million to 1,926 million in 2003 compared to 2002. This was offset by lower average prices in 2003 compared to 2002, mainly due to an increase in the number of free messages and reduced prices as from May 16, 2003. The number of SMS messages terminating from other operators increased by approximately 100 million to approximately 550 million in 2003 compared to 2002.

      In 2003, external revenues from subscriptions and connections decreased compared to 2002 due to migration of customers to lower priced subscription plans and a decrease in the number of subscriptions. In addition, we increased our marketing activities to retain subscribers by offering discounts on subscription contracts with a minimum contract period.

      Our external revenues from sales of customer equipment are derived primarily from sales of handsets and computer equipment through our own distributors. These external revenues increased in 2003 compared to 2002 due primarily to new contracts for the supply of home computers to the employees of certain other companies.

      External revenues from service providers increased in 2003 compared to 2002 due to the increase in the number of subscriptions of service providers and in average traffic minutes and SMS generated by each subscription.

      Other external revenues increased in 2003 compared to 2002 as a result of higher sales of SIM cards to service providers and foreign operators.

      Internal revenues consist of incoming traffic from the Fixed business area and from outgoing mobile traffic generated by employees of other group companies.

      Our market share for GSM subscriptions as of December 31, 2002 was estimated to be 61%, the same level as at December 31, 2001. During the same period, the estimated mobile penetration in Norway increased from 80% to 84%.

      In 2002, increased external revenues from outgoing mobile traffic in Norway were primarily due to the increase in the number of subscriptions and to the increase in average traffic generated by each subscription.

      External revenues from incoming mobile traffic in 2002 were in line with 2001. Increased traffic volume was offset by the price reduction effective from May 5, 2001.

      External revenues from roaming remained stable despite an increase in volume generated by our Norwegian subscribers abroad due to the strengthening of the Norwegian Krone.

      The increase in external revenues from SMS and content services in 2002 compared to 2001 was due to a higher number of SMS and subscriptions. The number of SMS increased by 322 millions to 1,692 millions in 2002, and on average each subscription generated a higher number of SMS in 2002. Revenues increased more than volume as a result of a higher average price in 2002 compared to 2001.

      External revenues from subscriptions and connections were relatively stable in 2002 compared to 2001 due to migration of customers to lower priced subscriptions, which was offset by the effect of a higher number of subscriptions.

      External revenues from service providers were stable in 2002 compared to 2001. Price reduction was offset by a higher number of subscriptions of service providers and a slight increase in traffic.

      Other external revenues decreased in 2002 compared to 2001 as a result of lower sales of SIM cards to service providers and foreign operators.

      Decrease in internal revenues was due to lower prices in 2002 compared to 2001.

Operating expenses — Telenor Mobil — Norway

	2001	2002	2003

	(NOK in millions)
External costs of materials and traffic charges	1,793	1,872	2,127
Internal costs of materials and traffic charges	814	722	775

Total costs of materials and traffic charges	2,607	2,594	2,902

Own work capitalized	(55)	(52)	(33)
Salaries and personnel costs	976	1,064	936
Other external operating expenses	2,021	1,970	2,019
Other internal operating expenses	776	789	823
Losses on disposal of fixed assets and write-downs	—	—	—
Depreciation and amortization	1,083	1,207	1,147
Write-downs	22	115	—

Total operating expenses	7,430	7,687	7,794

      Increased operating expenses in 2003 compared to 2002 were due primarily to the increase in costs of materials and traffic charges and costs related to sales, marketing and commissions.

      Costs of materials and traffic charges in 2003 increased compared to 2002 due primarily to increased outgoing traffic (voice and SMS) terminating in other telecom operators’ networks. Roaming charges also increased, due primarily to increased traffic from subscribers of service providers.

      Salaries and personnel costs decreased in 2003 compared to 2002 as in 2003 we realized the full-year effect of the decrease in the number of employees that occurred in 2002 as part of our cost reduction measures.

      Other operating expenses increased in 2003 compared to 2002 due primarily to increased costs related to sales, marketing and commissions. This increase was due primarily to our increased focus on customer retention as a result of increased competition. In addition, in 2003 there was an increase in IT and network-related expenses due to the increase in traffic volumes and the number of services offered to subscribers. This increase was partially offset by cost reduction measures, especially with respect to the use of consultants. We expensed NOK 104 million for workforce reductions in 2002.

      Depreciation and amortization decreased in 2003 compared to 2002 due to reduced capital expenditure in both 2002 and 2003 and the effect of write-downs in 2002. In addition, the expected useful life of parts of our IT-system portfolio was increased, resulting in lower depreciation expenses in 2003.

      Increased operating expenses in 2002 compared to 2001 were due primarily to higher depreciation, amortization and write-downs and expenses for workforce reductions.

      Costs of materials and traffic charges in 2002 were slightly lower than in 2001 due primarily to reduced roaming charges as a result of the strengthening of the Norwegian Krone and lower sales of SIM cards. This was partially offset by higher traffic charges from the increase in outgoing traffic (voice and SMS) to subscribers in other telecom operators’ networks.

      Salaries and personnel costs increased in 2002 compared to 2001 due to general wage inflation and the net increase in the number of employees notwithstanding the workforce reduction that occurred in the fourth quarter of 2002.

      Other operating expenses decreased in 2002 compared to 2001 despite expenses for workforce reductions of NOK 104 million in 2002. The decrease was due to cost reduction measures, especially reduced use of consultants and reduced costs related to sales, marketing and commissions.

      Depreciation and amortization increased in 2002 compared to 2001 due to the relatively high level of capital expenditure during 2001 and the shortening of depreciation periods as of April 1, 2001. Increased write-downs in 2002 related primarily to assets no longer in use in our IT-system portfolio.

Capital expenditure — Telenor mobil — Norway

      Capital expenditure was lower in 2003 compared to 2002 due primarily to reduced investments in administrative IT-systems. In 2002 and 2003, we made limited capital expenditure in our UMTS network and equipment. However, at the end of 2003 we increased our investments in our GSM network to expand its coverage and capacity and to prepare it for an upgrade to a new mobile telephony technology. We expect capital expenditure to increase in 2004 due to investments in such new technology. Capital expenditure was substantially lower in 2002 compared to 2001 due to lower capacity and coverage investments as growth in traffic decreased.

Pannon GSM — Hungary

	2001	2002	2003

	(NOK in millions)
Mobile related revenues	—	4,187	5,005
Other revenues	—	318	365

Total revenues	—	4,505	5,370

Total operating expenses	—	3,634	4,345

Operating profit	—	871	1,025

EBITDA	—	1,586	1,924
Depreciation and amortization	—	700	889
Write-downs	—	15	10

Operating profit	—	871	1,025

Operating profit/ Total revenues (%)	—	19.3	19.1
EBITDA/ Total revenues (%)	—	35.2	35.8
Capex	—	825	644
No. of man-years (end of period)		1,523	1,499
No. of subscriptions (in thousand)	—	2,450	2,618

      The preceding table shows figures included in the accounts for Telenor from the date of acquisition. We consolidated Pannon GSM as a subsidiary effective February 4, 2002, when we increased our ownership interest in the company from 25.8% to 100%. The following discussion and analysis of Pannon GSM’s results of operations is based on Pannon GSM’s financial statements for the years ended December 31, 2001 and 2002, as prepared by Pannon GSM, which we have adjusted to conform materially with Norwegian GAAP. We believe that such information provides a more useful measure of comparative financial performance for a period when we had not yet consolidated Pannon GSM. However, such information does not purport to represent what the actual results of operations would have been had Pannon GSM been consolidated from January 1, 2001 and is not necessarily indicative of future operating results.

      The Norwegian Krone depreciated against the Hungarian Forint by 2% in 2003 compared to 2002, while it appreciated by 1% in 2002 compared to 2001.

Operating profit and EBITDA — Pannon GSM

      Operating profit and EBITDA increased in 2003 compared to 2002 due to higher traffic as a result of the increase in subscriptions. The operating profit margin (operating profit as a percentage of total revenues) decreased slightly in 2003 compared to 2002 due to increased amortization and depreciation. The EBITDA margin increased slightly in 2003 due to increased revenues, which more than offset increased operating expenses.

      Operating profit increased in 2002 compared to 2001 and EBITDA increased by NOK 0.3 billion in 2002 compared to 2001 due to higher traffic as a result of more subscriptions and increased use of text messages (SMS), which more than offset increased operating expenses. Provisions of NOK 56 millions were made in 2002 for the estimated effect of charges related to the establishment of a Universal Service Fund with effect from February 1, 2002. The operating profit margin increased in 2002 compared to 2001 and the EBITDA margin increased from 35% in 2001 to 36% in 2002.

Revenues — Pannon GSM

      In 2003, Pannon GSM had a 9.1% increase in revenues compared to 2002. This growth was primarily due to increased traffic resulting from an increase of 168,000 subscriptions in 2003. The growth in revenues from 2001 to 2002 was 18% with an increase in subscriptions during 2002 of 575,000. In both years, on average each subscription generated less revenue compared to the previous year, as new customers and customers with prepaid subscriptions reduced the average number of call minutes and revenues per subscription. Other revenues mainly consisted of sales of handsets.

      Pannon GSM’s market share of GSM subscriptions in Hungary at December 31, 2003 was estimated to be 36% compared to 38% at December 31, 2002 and 40% as at December 31, 2001. The reduction was due to increased competition. At December 31, 2003, the estimated mobile penetration in Hungary had increased to 79% compared to 68% at December 31, 2002 and 49% at December 31, 2001.

Operating expenses — Pannon GSM

	2001	2002	2003

	(NOK in millions)
External costs of materials and traffic charges	—	1,754	2,048
Internal costs of materials and traffic charges	—	2	2
Total costs of materials and traffic charges	—	1,756	2,050

Own work capitalized	—	—	—
Salaries and personnel costs	—	298	385
Other external operating expenses	—	865	1,001
Other internal operating expenses	—	—	10
Losses on disposal of fixed assets and write-downs	—	—	—
Depreciation and amortization	—	700	889
Write-downs	—	15	10

Total operating expenses	—	3,634	4,345

      Operating expenses increased by NOK 0.4 billion in 2003 compared to the full year of 2002 primarily due to increased costs of materials and traffic charges as a result of increased traffic terminating in other operators’ networks. Other operating expenses increased in 2003 compared to 2002 due to higher marketing costs and higher commissions related to the increased sales of contract subscriptions. Depreciation and amortization increased in 2003 compared to 2002 as a result of a higher level of capital expenditures in recent years. As our accumulated capital expenditures that are the basis for depreciation and amortization increase, our depreciation and amortization will increase accordingly as long as our fixed assets are not entirely depreciated.

      Operating expenses increased by NOK 0.6 billion in 2002 compared to 2001, due primarily to increased costs of materials and traffic charges. In addition, higher capital expenditure in previous periods resulted in increased depreciation and amortization. Other operating expenses also increased due to provisions of NOK 56 million to cover the estimated effect of charges related to the introduction of a Universal Service Fund (USF) with effect from February 1, 2002. You should read “Item 4 — Information About the Company — Telenor Mobile — Mobile Operations Outside Norway — Consolidated Subsidiaries — Pannon GSM” for additional information regarding the USF.

Capital expenditure — Pannon GSM

      Capital expenditure decreased by NOK 0.2 billion in 2003 compared to 2002, and by NOK 0.3 billion in 2002 compared to 2001, in each case due to reduced capital expenditure in the GSM network and equipment and IT systems.

DiGi.Com — Malaysia (ownership interest 61.0% as of December 31, 2003)

	2001	2002	2003

	(NOK in millions)
Mobile related revenues	691	2,273	2,713
Other revenues	215	442	463

Total revenues	906	2,715	3,176

Total operating expenses	725	2,284	2,679

Operating profit	181	431	497

EBITDA	306	1,022	1,295
Depreciation and amortization	125	579	780
Write-downs	—	12	18

Operating profit	181	431	497

Operating profit/ Total revenues (%)	20.0	15.9	15.6
EBITDA/ Total revenues (%)	33.8	37.6	40.8
Capex	459	1,457	1,043
No. of man-years (end of period)	1,477	1,443	1,450
No. of subscriptions (in thousand)	1,039	1,616	2,207

      The preceding table shows figures included in the accounts for Telenor from the date of acquisition. We consolidated DiGi.Com as a subsidiary effective September 1, 2001, when we increased our ownership interest in the company from 32.9% to 61.0%. The following discussion and analysis of DiGi.Com’s results of operations is based on DiGi.Com’s financial statements for the year ended December 31, 2001 as prepared by DiGi.Com, which we have adjusted to conform materially with Norwegian GAAP. We believe that such information provides a more useful measure of comparative financial performance for a period when we had not yet consolidated DiGi.Com for a full year. However, such information does not purport to represent what the actual results of operations would have been had DiGi.Com been consolidated from January 1, 2001 and is not necessarily indicative of future operating results. The discussion and analysis of DiGi.Com’s results in 2003 compared to 2002 is based on the figures consolidated in the Telenor Group accounts, as shown above.

      The Norwegian Krone appreciated against the Malaysian Ringgit by 12% in 2003 compared to 2002 and by 11% in 2002 compared to 2001.

Operating profit and EBITDA — DiGi.Com

      Operating profit and EBITDA measured in NOK and in local currency increased in 2003 compared to 2002 due to the increase in revenues, which more than offset the increase in operating expenses. Depreciation and amortization increased due to the full year effect of the shortening of the depreciation period for some network-based equipment from July 1, 2002 and due to a high level of capital expenditure in the recent years. This contributed to a slight decrease in the operating profit margin.

      Operating profit decreased in 2002 compared to 2001 if measured in NOK. However, measured in local currency operating profit increased. Depreciation, amortization and write-downs increased due to a shorter depreciation period for some network-based equipment with effect from July 1, 2002. EBITDA measured in NOK increased in 2002 compared to 2001 by NOK 0.15 billion due to higher traffic as a result of the increase in the number of subscriptions and the use of short text messages (SMS), which more than offset increased operating expenses. The EBITDA margin increased from 34% to 38% in 2002, while the operating profit margin decreased.

Revenues — DiGi.Com

      In 2003, DiGi.Com had a 17% increase in revenues measured in NOK compared to 2002. Measured in local currency, the increase was 33%. The increase in revenues was due primarily to higher traffic and increased use of value added services (VAS) resulting from an increase of 591,000 in the number of subscriptions in 2003. However, on average each subscription generated less revenue as new customers and customers with prepaid subscriptions reduced the average number of call minutes and revenues per subscription. DiGi.Com also introduced price reductions in the form of free call time and loyalty programs in 2003 and this contributed to the decrease in revenues per subscription. Other revenues, mainly coming from DiGi.Com’s international carrier business, increased in 2003 compared to 2002 due to higher traffic volumes.

      In 2002, revenues increased by 5% compared to 2001 if measured in NOK. Measured in local currency, the increase was 18%. The increase was due primarily to increased traffic resulting from an increase of 577,000 in the number of subscriptions in addition to higher use of text messages (SMS). However, on average each subscription generated less revenue as new customers and customers with prepaid subscriptions reduced the average number of call minutes and revenues per subscription.

      DiGi.Com’s market share of GSM subscriptions in Malaysia at December 31, 2003 was estimated to be 20% compared to 19% at December 31, 2002 and 17% at December 31, 2001. During 2003, the estimated mobile penetration in Malaysia increased from 37% to 44%, compared to 31% at December 31, 2001.

Operating expenses — DiGi.Com

	2001	2002	2003

	(NOK in millions)
External costs of materials and traffic charges	340	730	801
Internal costs of materials and traffic charges	1	3	3
Total costs of materials and traffic charges	341	733	804

Own work capitalized	(1)	(3)	(7)
Salaries and personnel costs	56	194	197
Other external operating expenses	199	760	886
Other internal operating expenses	5	9	1
Losses on disposal of fixed assets and write-downs	—	—	—
Depreciation and amortization	125	579	780
Write-downs	—	12	18

Total operating expenses	725	2,284	2,679

      Operating expenses increased in 2003 compared to 2002 due primarily to increased costs of materials and traffic charges resulting from the higher traffic volumes generated by the higher number of subscriptions, as well as increased depreciation due to the full year effect of the reduced depreciation period for network-based equipment. Effective July 1, 2002, DiGi.Com reduced the depreciation period for network-based equipment, which increased depreciation by nearly NOK 0.2 billion in the second half of 2002. Compared to 2001, measured in Norwegian Krone operating expenses increased by NOK 0.1 billion in 2002, mainly due to increased depreciation and amortization, partially offset by the strengthening of Norwegian Krone compared to local currency.

Capital expenditure — DiGi.Com

      Capital expenditure decreased by NOK 0.4 billion (0.2 billion if measured in local currency) in 2003 compared to 2002 due to reduced prices for network-related equipment. In 2002, capital expenditure decreased by NOK 0.2 billion compared to 2001; however, it was in line with capital expenditure in 2001 if measured in local currency.

Kyivstar — Ukraine (ownership interest 55.4% as of December 31, 2003)

	2001	2002	2003

	(NOK in millions)
Mobile related revenues	—	681	2,569
Other revenues	—	27	65

Total revenues	—	708	2,634

Total operating expenses	—	403	1,404

Operating profit	—	305	1,230

EBITDA	—	403	1,573
Depreciation and amortization	—	98	343
Write-downs	—	—	—

Operating profit	—	305	1,230

Operating profit/ Total revenues (%)	—	43.1	46.7
EBITDA/ Total revenues (%)	—	56.9	59.7
Capex	—	329	979
No. of man-years (end of period)		994	1,269
No. of subscriptions (in thousand)	—	1,856	3,037

      The preceding table shows figures included in the accounts for Telenor from the date of acquisition. In 2002, we increased our ownership interest in Kyivstar from 45.4% to 54.2% and consolidated Kyivstar as a subsidiary effective September 1, 2002. As of May 2003, our ownership interest increased to 55.4%. The following discussion and analysis of Kyivstar’s results of operations is based on Kyivstar’s financial statements for the years ended December 31, 2002 and 2003, as prepared by Kyivstar, which we have adjusted to conform materially with Norwegian GAAP. We believe that such information provides a more useful measure of comparative financial performance for a period when we had not yet consolidated Kyivstar. However, such information does not purport to represent what the actual results of operations would have been had Kyivstar been consolidated from January 1, 2002 and is not necessarily indicative of our future operating results.

      The functional currency for Kyivstar is the US Dollar. The Norwegian Krone appreciated against the US Dollar by 12% in 2003 compared to 2002 and by 11% in 2002 compared to 2001.

Operating profit and EBITDA — Kyivstar

      Operating profit increased by 37% measured in Norwegian Krone and by 57% measured in US Dollars in 2003 compared to 2002. EBITDA increased by 36% measured in Norwegian Krone and by 55% measured in US Dollars in 2003 compared to 2002. The increase was due to increased revenues, which more than offset the increase in operating expenses. The increase in operating expenses was less than proportional to the increase in revenues as Kyivstar was able to benefit from economies of scale. Operating profit and EBITDA increased in 2002 compared to 2001 due to higher traffic as a result of an increase in the number of subscriptions, which more than offset the increase in operating expenses. Depreciation and amortization increased due to increased capital expenditure.

Revenues — Kyivstar

      In 2003, the company had a 44% increase in revenues measured in Norwegian Krone (a 50% increase if measured in US Dollars) compared to 2002. The increase in revenues was due primarily to increased traffic resulting from an increase of 1,181,000 in the number of subscriptions in 2003. In addition, on average each subscription generated marginally more revenue as usage increased due to increased mobile penetration and the introduction of the new Ukrainian interconnection regime. Increased usage was partially offset by a decrease in prices due to the introduction of the new interconnection regime. You should read “Item 4 —

Information About the Company — Telenor Mobile — Mobile Operations Outside Norway — Consolidated Subsidiaries — Kyivstar” for additional information about the new Ukrainian interconnection regime.

      The increase in revenues in 2002 compared to 2001 was 57%, if measured in Norwegian Krone, and 84%, if measured in US Dollars. The increase in revenues was due primarily to the increase of 761,000 in the number of subscriptions during the year. However, on average each subscription generated less revenue, as new customers and customers with prepaid subscriptions reduced the average number of call minutes and revenues per subscription.

      Kyivstar’s market share of GSM subscriptions in the Ukraine at December 31, 2003 was estimated to be 47% compared to 50% at December 31, 2002 and 48% at December 31, 2001. During 2003, the estimated mobile penetration in the Ukraine increased from 7.8% to 13.7% compared to 4.6% at December 31, 2001.

Operating expenses — Kyivstar

	2001	2002	2003

	(NOK in millions)
External costs of materials and traffic charges	—	92	276
Internal costs of materials and traffic charges	—	—	—
Total costs of materials and traffic charges	—	92	276

Own work capitalized	—	—	—
Salaries and personnel costs	—	25	89
Other external operating expenses	—	179	684
Other internal operating expenses	—	9	12
Losses on disposal of fixed assets and write-downs	—	—	—
Depreciation and amortization	—	98	343
Write-downs	—	—	—

Total operating expenses	—	403	1,404

      Operating expenses increased in 2003 compared to 2002 due primarily to the increased number of subscriptions. Costs of materials and traffic charges increased as a result of higher traffic volume. In addition, advertising costs increased in 2003 compared to 2002 as the market became more competitive. Commission expenses also increased, but the commission cost per new subscription was in line with 2002.

      Operating expenses increased by NOK 0.1 billion in 2002 compared to 2001, mainly due to an increase in costs of materials and traffic charges as a result of higher traffic volume. In general, operating expenses were low in 2002 due to low marketing expenses and the company’s focus on cost efficiency.

Capital expenditure — Kyivstar

      Capital expenditure in 2003 was in line with 2002 when measured in US Dollars. In 2002, capital expenditure increased compared to 2001 due primarily to more capacity and coverage investments in the GSM network in 2002.

GrameenPhone — Bangladesh (ownership interest 51.0% as of December 31, 2003)

	2001	2002	2003

	(NOK in millions)
Mobile related revenues	759	1,203	1,529
Other revenues*	426	386	7

Total revenues	1,185	1,589	1,536

Total operating expenses	857	958	693

Operating profit	328	631	843

EBITDA	457	757	1,001
Depreciation and amortization	129	126	158
Write-downs	—	—	—

Operating profit	328	631	843

Operating profit/ Total revenues (%)	27.7	39.7	54.9
EBITDA/ Total revenues (%)	38.6	47.6	65.2
Capex	425	342	429
No. of man-years (end of period)	589	692	829
No. of subscriptions (in thousand)	464	769	1,141

*	With effect from the third quarter of 2002, fees collected by GrameenPhone on behalf of the authorities have been deducted from revenues. With effect from January 1, 2003, sales of handsets by GrameenPhone are treated as commission sales and are therefore excluded from revenues and costs of materials. These changes contributed to a significant decrease in “other revenues” and costs of materials in 2003 but had no effect on profits.

      In December 2003, Telenor increased its ownership interest in GrameenPhone from 46.4% to 51.0%. The voting interest remained unchanged at 51.0%. The Norwegian Krone appreciated against the Bangladeshi Takka by 13% in 2003 compared to 2002 and by 13% in 2002 compared to 2001.

Operating profit and EBITDA — GrameenPhone

      Operating profit and EBITDA increased in the period 2001 to 2003 due to higher traffic as a result of the increase in the number of subscriptions, which more than offset the increase in operating expenses. Depreciation and amortization increased in 2003 compared to 2002 due to a higher level of capital expenditure during 2003.

Revenues — GrameenPhone

      Measured in Norwegian Krone, mobile-related revenues increased by 27% in 2003 compared to 2002 due to increased traffic resulting from an increase of 372,000 in the number of subscriptions. However, on average each subscription generated less revenues as new customers and customers with prepaid subscriptions reduced the average number of call minutes and revenues per subscription. In local currency, mobile-related revenues increased by 47% in 2003 compared to 2002.

      In 2002, mobile-related revenues increased by 58% measured in Norwegian Krone compared to 2001. In local currency, the increase was 83%. The increase in revenues was due primarily to increased traffic resulting from an increase of 305,000 in the number of subscriptions in 2002. Fees that GrameenPhone collects on behalf of the authorities have been deducted from revenues effective July 1, 2002 and totalled NOK 52 million for the second half of 2002. This resulted in a significant decrease in other revenues, which was partly offset by increased sales of customer equipment.

      GrameenPhone’s estimated share of GSM subscriptions in Bangladesh at December 31, 2003 decreased to 62% from 69% at December 31, 2002 and 70% at December 31, 2001 due to increased competition.

During 2003, the estimated mobile penetration in Bangladesh increased from 0.9% to 1.3%, compared to 0.5% at December 31, 2001.

Operating expenses — GrameenPhone

	2001	2002	2003

	(NOK in millions)
External costs of materials and traffic charges	539	524	164
Internal costs of materials and traffic charges	—	—	—
Total costs of materials and traffic charges	539	524	164

Own work capitalized	—	—	—
Salaries and personnel costs	38	42	51
Other external operating expenses	151	266	309
Other internal operating expenses	—	—	6
Losses on disposal of fixed assets and write-downs	—	—	5
Depreciation and amortization	129	126	158
Write-downs	—	—	—

Total operating expenses	857	958	693

      Operating expenses decreased in 2003 compared to 2002 primarily as a result of the treatment of sales of handsets as commission sales from January 1, 2003, which reduced costs of materials and traffic charges. Excluding the effect of this change, operating expenses increased in 2003 compared to 2002 due to higher traffic and operation and maintenance expenses. Depreciation and amortization increased in 2003 compared to 2002 due to increased capital expenditure during 2003.

      Operating expenses increased in 2002 compared to 2001 due primarily to increased operation and maintenance expenses, commissions and increased license fees.

Capital expenditure — GrameenPhone

      Capital expenditure increased in 2003 compared to 2002 due primarily to network expansion. In local currency, capital expenditures in 2002 and in 2001 were approximately at the same level.

Other Units in Mobile (including amortization of net excess values and eliminations of purchases and sales between the units in Mobile)

	2001	2002	2003

	(NOK in millions)
EBITDA	(427)	(616)	(488)
Depreciation and amortization(1)	213	1,069	991
Write-downs(2)	—	2,147	7

Operating (loss)	(640)	(3,832)	(1,486)

(1) includes amortization of Telenor’s net excess values(*) by	115	935	911
(2) includes write-downs of Telenor’s net excess values(*) by	—	2,138	—

Investments Capex	158	28	72
No. of man-years (end of period)	326	186	275

(*)	Net excess values are the difference between our acquisition cost and our share of equity at acquisition of subsidiaries.

      Other units in Mobile comprise our mobile operations in Sweden (Telenor Mobile Sweden), costs related to the management and administration of our international mobile portfolio, djuice.com, and amortizations and write-downs of our net excess values.

      Operating loss was lower in 2003 compared to 2002, primarily because we made write-downs of NOK 2,147 million in 2002, mainly related to goodwill on DiGi.Com. The EBITDA loss was lower in 2003 compared to 2002 due to the discontinuance of our djuice.com activities in 2003, reduced management and administrative expenses.

      Telenor Mobile Sweden had total revenues of NOK 127 million in 2003 (NOK 81 million in 2002 and NOK 4 million in 2001), with an EBITDA loss of NOK 114 million (a EBITDA loss of NOK 77 million in 2002 and NOK 64 million in 2001).

      The increase in operating loss in 2002 compared to 2001 was due primarily to write-downs and increased amortization of excess values, including goodwill, in connection with the acquisition and consolidation of DiGi.Com, Pannon GSM and Kyivstar. An assessment of book values was carried out in accordance with generally accepted accounting principles, which led to a write-down of goodwill on DiGi.Com of NOK 2.1 billion in 2002. This write-down was based on the publicly quoted share price at December 31, 2002, adjusted to reflect a control premium. The EBITDA loss increased in 2002 compared to 2001 due to a gain of NOK 259 million related to sale of our subsidiary Norcom Network Communications Inc. in 2001. Excluding the effect of this gain in 2001, the EBITDA loss was lower in 2002 due to reduced expenses as a result of a lower activity level in djuice.com and reduced management and administrative expenses.

      The decrease in capital expenditure in 2003 compared to 2002 was due to the discontinuance of our djuice.com activities. The increase in capital expenditure in 2002 compared to 2001 was due to a high activity level in djuice.com in 2002.

Associated Companies and Joint Ventures in Mobile

	2001	2002	2003

	(NOK in millions)
Telenor’s share of:(1)
Net income after taxes	421	612	608
Amortization of Telenor’s net excess values	(1,276)	(798)	(534)
Write-downs of Telenor’s excess values	(10,900)	(1,884)	(15)
Gain on disposal of ownership interests	21,432	40	1,580

Net result from associated companies	9,677	(2,030)	1,639

(1)	These figures are partly based on our management’s estimates in connection with the preparation of our consolidated financial statements. Our consolidated profit and loss statement contains only the line item “net result from associated companies”. Our share of the other items shown in the table is not included in our consolidated financial statements but this information is set forth in note 16 to our consolidated financial statements. Net excess values are the difference between our acquisition cost and our share of equity at acquisition of the associated companies.

      The results from associated companies were affected by:

•	The sale of VIAG Interkom and Esat Digifone in 2001, Extel in 2002 and the sale of Stavtelesot, OniWay and 9% of the shares in Cosmote in 2003.

•	DiGi.Com, Pannon GSM and Kyivstar being accounted for as subsidiaries effective September 1, 2001, February 4, 2002 and September 1, 2002, respectively.

      In addition, we have increased our ownership interest in the Danish operator Sonofon from 53.5% to 100%, effective from February 12, 2004. You should read “Item 4 — Information About the Company —

Telenor Mobile — Mobile Operations Outside Norway — Associated Companies and Joint Ventures” for additional information about such acquisition.

      Our mobile associated companies outside Norway, particularly VimpelCom in Russia and DTAC in Thailand, experienced a significant increase in their customer base in 2003 and in 2002.

      Adjusted for associated companies sold or becoming subsidiaries, net income after taxes increased by approximately NOK 100 million in 2003 compared to 2002, mainly due to VimpelCom. This was partially offset by a write-down of assets in Sonofon of approximately NOK 100 million related to fixed wireless access. Net income after taxes in 2002 included a write-down of our investment in OniWay of NOK 316 million. We wrote down this investment, as we did not consider it commercially sensible to continue operations as planned. We disposed of our shares in OniWay in June 2003 with a gain of NOK 35 million reported as a part of financial items.

      Due to the write-downs in 2002 and the consolidation of Pannon GSM and Kyivstar, amortization of net excess values on associated companies decreased in 2003 compared to 2002. In addition, in 2003 amortization of net excess values decreased due to the reversal of previous amortization of net excess values on Wireless Matrix, as net excess values had been reduced to below zero in 2002. Due to the consolidation of Sonofon as from February 12, 2004, we expect amortization of net excess values on associated companies to decrease further in 2004.

      As a result of the decrease in market values, in the second quarter of 2001 we wrote down our investment in Sonofon by NOK 7.5 billion to reflect the estimated fair value. At December 31, 2002, we wrote down an additional NOK 1.0 billion to the estimated fair value of Sonofon based on discounted cash flows and comparison to other companies. We wrote down DTAC/UCOM by NOK 3.4 billion to the publicly quoted share price at December 31, 2001 and by an additional NOK 0.9 billion to the publicly quoted share price at December 31, 2002.

      Gains on disposals in 2003 were related to the sale of Stavtelesot in January 2003 and the sale of 9% of the shares in Cosmote in April 2003. Gains in 2002 were related to the sale of Extel in December 2002. Gains in 2001 were related to the sale of VIAG Interkom and Esat Digifone in January and April 2001, respectively.

TELENOR FIXED

	2001	2002	2003

	(NOK in millions)
External revenues	17,818	18,338	18,787
Internal revenues	1,867	1,670	1,713
Gains on disposal of fixed assets and operations	6	14	9

Total revenues	19,691	20,022	20,509

External costs of materials and traffic charges	3,481	3,649	3,903
Internal costs of materials and traffic charges	1,827	1,626	1,529
Total costs of materials and traffic charges	5,308	5,275	5,432

Own work capitalized	(194)	(110)	(117)
Salaries and personnel costs	3,313	3,577	3,650
Other external operating expenses	4,041	3,966	3,140
Other internal operating expenses	1,671	1,685	1,714
Losses on disposal of fixed assets	6	32	25
Depreciation and amortization(1)	3,669	4,366	4,110
Write-downs(2)	842	500	24

Total operating expenses	18,656	19,291	17,978

Operating profit	1,035	731	2,531

Associated companies	(874)	(5)	8
Net financial items	(319)	(297)	(736)

Profit before taxes and minority interests	(158)	429	1,803

(1) Includes amortization of Telenor’s net excess values(*) by	363	157	(76)
(2) Includes write-downs of Telenor’s net excess values(*) by	—	160	—
EBITDA	5,546	5,597	6,665
Depreciation and amortization	3,669	4,366	4,110
Write-downs	842	500	24

Operating profit	1,035	731	2,531

Operating profit/ Total revenues (%)	5.3	3.7	12.3
EBITDA/ Total revenues (%)	28.2	28.0	32.5
Investments:
Capex	5,203	3,260	1,867
Investments in businesses	325	270	294
No. of man-years (end of period)	7,766	7,215	6,087
Of which abroad	1,701	1,583	652

(*)	Net excess values are the difference between our acquisition cost and our share of equity at acquisition of subsidiaries.

	2001	2002	2003

	(NOK in millions)
Revenues
Norway	18,616	18,281	18,189
Sweden	398	1,073	1,603
Russia(1)	582	682	703
Other	121	149	162
Eliminations	(26)	(163)	(148)

Total revenues	19,691	20,022	20,509

	2001	2002	2003

	(NOK in millions)
EBITDA
Norway	5,502	5,489	6,512
Sweden	(128)	(100)	(56)
Russia(1)	186	228	215
Other	(43)	(23)	(8)
Eliminations	29	3	2

Total EBITDA	5,546	5,597	6,665

Operating profit (loss)
Norway	1,371	1,157	2,720
Sweden	(290)	(333)	(198)
Russia(1)	27	70	71
Other	(102)	(166)	(71)
Eliminations	29	3	9

Total operating profit	1,035	731	2,531

(1)	11 months in 2003. On December 1, 2003, we exchanged the shares in our consolidated subsidiary Comincom/Combellga (Russia) for an ownership interest in the listed company Golden Telecom, which is reported as an associated company

Overview

      In 2003, we experienced increased competition in Norway, both from other providers of fixed telephony services and mobile operators. In 2003 our markets shares were reduced. However, our revenues in Norway were relatively stable in 2003 compared to 2002. Our revenues from ADSL, which carried an increasing portion of our data traffic, and the wholesale market represented an increasing portion of our total revenues, which to a large extent offset the decrease in other revenues. We expect these trends to continue in 2004. In the third quarter of 2003, we started to offer and sell unbundled telephony access (PSTN and ISDN) lines on a wholesale basis to other operators.

      Overall, Fixed’s operating profit and operating profit margin increased in 2003 compared to 2002, primarily due to our emphasis on cost reductions and operational efficiency through process improvements, our efficient use of the capital expenditure which we made in earlier periods and our reliable existing network infrastructure. This, in addition to reduced demand for fixed network services and lower equipment prices contributed to reduced capital expenditure in 2003 compared to 2002.

      On December 1, 2003, we exchanged the shares in our consolidated subsidiary Comincom/Combellga (Russia) for an ownership interest in the listed company Golden Telecom, which is reported as an associated company as of the date of the transaction.

Operating profit and EBITDA

      Operating profit increased in 2003 compared to 2002 due to decreased depreciation, amortization and write-downs and increased EBITDA. Write-downs in 2002 related to data equipment and IT solutions both for internal use and to provide services to our customers. Depreciation and amortization decreased in 2003 compared to 2002 due to the write-downs made in 2002 and due to decreased capital expenditure and amortization of negative goodwill related to Fixed-Sweden. Decreased operating expenses also contributed to the increase in EBITDA in 2003 compared to 2002. In 2003, we recorded expenses for workforce reductions and loss contracts totalling NOK 6 million, compared to NOK 311 million in 2002. In addition, we reduced our operating expenses in 2003 as a result of other cost reduction measures.

      Operating profit in 2002 decreased compared to 2001, primarily due to increase depreciation, and amortization, partly offset by reduced write-downs and increased EBITDA. Depreciation and amortization increased due to shortening of the depreciation period for some fixed network-related assets in Norway and due to the consolidation of Telenordia in Sweden as from the fourth quarter of 2001. In 2001, we wrote down our transatlantic fiber submarine cable, TAT 14. EBITDA increased by 0.9% in 2002 compared to 2001. The increase in revenues was offset by an increase in operating expenses, as well as depreciation, amortization and write-downs. Expenses for workforce reductions and loss contracts increased by NOK 222 million in 2002 compared to 2001.

Fixed — Norway

	2001	2002	2003

	(NOK in millions)
Business market — fixed network
Subscriptions and connections — analog (PSTN)/digital (ISDN)	1,313	1,335	1,240
Subscriptions and connections — ADSL/Internett	112	194	226
Fixed to fixed traffic domestic, excluding traffic to Internet service providers (ISP)	838	776	625
Traffic to Internet service providers (ISP)	251	170	116
Traffic to mobile	694	666	647
Traffic abroad	196	180	159
Other traffic	639	669	621

Total fixed network business market	4,043	3,990	3,634

Residential market — fixed network
Subscriptions and connections — Analog (PSTN)/digital (ISDN)	2,916	3,026	3,060
Subscriptions and connections — ADSL/Internett	339	543	815
Fixed to fixed traffic domestic, excluding traffic to Internet service providers (ISP)	1,288	1,190	1,061
Traffic to Internet service providers	578	520	445
Traffic to mobile	1,111	1,144	1,069
Traffic abroad	287	279	250
Other traffic	725	660	630

Total fixed network residential market	7,244	7,362	7,330

Other retail revenues
Leased lines	337	341	329
Data services (frame relay, ATM, lan-lan, datapak)	847	828	836
Managed Services	781	679	726
Other	550	388	377

Total other retail revenues	2,515	2,236	2,268

Total retail revenues	13,802	13,588	13,232

	2001	2002	2003

	(NOK in millions)
Wholesale market — fixed network
Sale to service providers and operators	29	107	249
Domestic interconnect	693	629	643
International interconnect	418	340	339
Transit traffic	953	1,027	1,038
Leased lines	704	647	631
Other wholesale	143	194	277

Total wholesale market — fixed network	2,940	2,944	3,177

Total external revenues	16,742	16,532	16,409

Internal revenues	1,868	1,749	1,776
Gains on disposal of fixed assets and operations	6	—	4

Total revenues	18,616	18,281	18,189

Total operating expenses	17,245	17,124	15,469

Operating profit	1,371	1,157	2,720

EBITDA	5,502	5,489	6,512
Depreciation and amortization(1)	3,360	3,919	3,773
Write-downs(2)	771	413	19

Operating profit	1,371	1,157	2,720

(1) Includes amortization of Telenor’s net excess values(*) by	7	23	9
(2) Includes write-downs of Telenor’s net excess values(*) by	177	89	—
Operating profit/ Total revenues (%)	7.4	6.3	15.0
EBITDA/ Total revenues (%)	29.6	30.0	35.8
Investments:
Capex	4,780	2,919	1,568
Investments in businesses	316	11	1
No. of man-years (end of period)	6,255	5,653	5,440

(*)	Net excess values are the difference between our acquisition cost and our share of equity at acquisition of subsidiaries.

Operating profit and EBITDA — Fixed — Norway

      Operating profit increased in 2003 compared to 2002 due to decreased depreciation, amortization and write-downs and increased EBITDA. Write-downs in 2002 related to data equipment and IT solutions both for internal use and to provide services to our customers. Depreciation and amortization decreased due to the write-downs in 2002 and a decrease in capital expenditure. Increased EBITDA in 2003 compared to 2002 was due to increased gross margin (revenues less costs of materials and traffic charges as a percentage of revenues) due to changes in the mix of products and services, with a larger share of revenues being generated from higher margin products and services, and reduced operating expenses, besides depreciation, amortization and write-downs. We did not record expenses for workforce reductions and loss contracts in 2003; such expenses totaled NOK 304 million in 2002. In addition, in 2003 we reduced our operating expenses as a result of cost cutting measures implemented during 2002 and 2003.

      Operating profit decreased in 2002 compared to 2001 due to increased depreciation and amortization related to shortened depreciation periods and high capital expenditure. Write-downs decreased in 2002 compared to 2001. EBITDA in 2002 was in line with 2001. The decrease in revenues in 2002 was more than offset by the decrease in costs of materials and traffic charges. In 2002, expenses for workforce reductions and loss contracts increased, but were partially offset by other cost reductions.

External revenues — Fixed — Norway

Business and residential market

      External subscription and connection revenues from PSTN/ISDN decreased in 2003 compared to 2002 due to transition to sale of access lines on a wholesale basis and a decrease in the number of subscriptions in the market as a whole. In the residential market, the decrease in the number of subscriptions was offset by the full-year effect of increased prices from May 1, 2002.

      Increased external revenues from ADSL and Internet subscriptions were due to the increase in the number of ADSL subscriptions. The number of ADSL subscriptions (business and residential) was approximately 177,000 at December 31, 2003, an increase of 83,000 compared to the end of 2002.

      Reduced external traffic revenues in 2003 compared to 2002 were due to an approximately 8% (11% in the business market and 6% in the residential market) decrease in total traffic in Telenor’s fixed network (total market) measured in minutes and reduced market share due to increased competition. The decrease in traffic resulted from the migration of fixed voice traffic to mobile traffic and of data traffic from dial-up Internet to ADSL.

      Telenor’s market share measured in traffic minutes was 69% in December 2003 (72% in the business market and 68% in the residential market), compared to 72% in December 2002 (76% in the business market and 70% in the residential market) and 73% in December 2001 (77% in the business market and 71% in the residential market).

      External subscription and connection revenues from PSTN/ISDN increased in 2002 compared to 2001 due to increased prices as of May 1, 2002, which more than offset the decrease in the number of subscriptions in the market as a whole.

      Increased external revenues from ADSL and Internet subscriptions were due to growth in the number of ADSL subscriptions. The number of ADSL subscriptions (business and residential) at December 31, 2002 was 94,000, an increase of 70,000 compared to December 31, 2001.

      Reduced external traffic revenues in 2002 compared to 2001 were due to a 8% (8% in the business market and 9% in the residential market) decrease in total traffic in Telenor’s network measured in minutes and reduced market share. In particular, traffic in our network decreased by approximately 8% in our business market and approximately 9% in our residential market. The decrease in total traffic resulted from the migration of fixed voice traffic to mobile traffic and of data traffic from dial-up Internet to ADSL.

Other external retail revenues

      Other external retail revenues in 2003 were in line with 2002. Other external retail revenues decreased in 2002 compared to 2001 due to decreased revenues from managed services as a result of a weak market for sales of managed services in 2002. In 2002, there was also a decrease in demand for other retail products, such as consulting, hosting and other non-network revenues.

Wholesale market

      Increased revenues from sales to service providers and other operators in 2003 compared to 2002 were due to sales of unbundled telephony access (PSTN/ISDN) lines, ADSL and traffic on a wholesale basis. We started to offer and sell unbundled telephony access (PSTN/ISDN) lines on a wholesale basis in the third quarter of 2003. Such sales started to have an impact on our revenues in the fourth quarter of 2003. External revenues from domestic interconnection increased in 2003 compared to 2002 due to an increased number of subscriptions with other Norwegian fixed telephony service providers and mobile operators.

      Other wholesale revenues increased in the period 2001 to 2003 due to sales of local loop unbundled subscriptions, which we introduced in April 2001, and co-location products.

      Increased revenues from sale to other services providers and operators in 2002 compared to 2001 were mainly due to sale of ADSL on a wholesale basis.

      Decreased external revenues from domestic interconnection in 2002 compared to 2001 were due to a decrease in prices for interconnection.

      External revenues for international interconnection decreased from 2001 to 2002 were due to increased competition resulting in a lower market share.

      Transit traffic is traffic from other domestic and international operators that is sent via our fixed network to third party operators. The increase in external revenues from transit traffic in 2002 compared to 2001 was due to increased domestic transit traffic, mainly from mobile operators. This was partly offset by the decrease in revenues from international transit traffic due to price reductions. Transit traffic is low margin traffic.

      The decrease in revenues from leased lines in 2002 compared to 2001 was due to reduced demand for network capacity.

Internal revenues — Fixed-Norway

      Internal revenues consist of intra group sales of network capacity, leased lines and interconnections, mainly to Telenor Mobil - Norway, sales of other wholesale products, such as co-location and contractor work, and sales of managed services and data services, mainly to Fixed-Sweden. Internal revenues increased in 2003 compared to 2002 mainly due to increased sales of co-location and contractor work to Telenor Mobil and Broadcast. The decrease in Internal revenues in 2002 compared to 2001 was mainly due to reduced sales of managed services and leased lines.

Operating expenses — Fixed-Norway

	2001	2002	2003

	(NOK in millions)
External costs of materials and traffic charges	3,039	2,759	2,545
Internal costs of materials and traffic charges	1,839	1,704	1,583
Total costs of materials and traffic charges	4,878	4,463	4,128

Own work capitalized	(186)	(96)	(103)
Salaries and personnel costs	3,039	3,175	3,189
Other external operating expenses	3,727	3,563	2,792
Other internal operating expenses	1,652	1,658	1,682
Losses on disposal of fixed assets	4	29	(11)
Depreciation and amortization	3,360	3,919	3,773
Write-downs	771	413	19

Total operating expenses	17,245	17,124	15,469

      Total costs of materials and traffic charges decreased in 2003 compared to 2002 due to: the decrease in traffic to Internet service providers (ISP) as a result of the transition to ADSL, which does not generate traffic charges; the decrease in fixed to mobile and international traffic; and the decrease in prices for termination in mobile networks from July 1, 2003. We also decreased our costs of materials and traffic charges of managed services. This was due to both reduced volume of external and internal sale and a shift towards products with higher gross margin. The shift towards products with higher gross margin was partly achieved by renegotiating contracts so that contract elements with relatively high level of materials and traffic charges were removed from scope of work.

      Salaries and personnel costs in 2003 were in line with 2002. The decrease in the number of man-years during 2003 was offset by general wage inflation and transfer of approximately 180 man-years, primarily from the Broadcast business area, between the last quarter of 2002 and the first quarter of 2003.

      Overall, other operating expenses decreased in 2003 compared to 2002, except costs related to sales and marketing which had a slight increase. Our operating expenses decreased as a result of our focus on efficiency improvements. In particular, our maintenance costs decreased, due partly to reduced prices. Expenses for workforce reductions decreased by NOK 304 million in 2003 compared to 2002.

      Depreciation and amortization decreased in 2003 compared to 2002 mainly due to the reduction in capital expenditure and the write-downs made in 2002.

      Total costs of materials and traffic charges decreased in 2002 compared to 2001 due to the decrease in traffic to ISP as a result of the transition to ADSL, as well as a decrease in prices for international traffic. In addition, the full-year effect of the decrease in mobile termination prices from May 1, 2001 and the decrease in sales of managed services resulted in a decrease in costs of materials and traffic charges.

      Salaries and personnel costs increased in 2002 compared to 2001 mainly due to increased pension costs

      In 2002, the reduction in workforce and the decrease in other external and internal operating expenses, primarily consultancy fees, travel expenses and IT costs, were due to improved operational efficiency in 2002 compared to 2001. Furthermore, a lower fault rate of our network due to our capital expenditure in previous years contributed to reduced maintenance costs. In 2002, expenses for workforce reductions were NOK 304 million, compared to NOK 53 million in 2001.

      Significant network-related capital expenditure in recent years, the construction of our new internal IT system, increased completion of assets under construction in 2002 and reduced depreciation periods for certain types of cables and switches from April 1, 2001, resulted in an increase in depreciation and amortization in 2002 compared to 2001. In 2002, we also reclassified some lease agreements related to operational and customer equipment from operating to finance lease agreements, which increased depreciation and decreased other operating expenses.

      Write-downs in 2002 were mainly due to our decision to reduce the number of our IT operating platforms by integrating the IT operating platforms supporting our services to customers with our internal IT operating environment. The value of IT platforms and equipment under customer service contracts was also written down based on the evaluation of the earnings potential of these contracts.

      In 2001, we wrote down our transatlantic fiber cable, TAT 14, by NOK 533 million based on market assessments. In 2001, we also made write-downs of NOK 132 million on goodwill and fixed assets in connection with the reorganization mainly of the managed services activity and write-downs of NOK 106 millions on goodwill in Eurocom.

Capital Expenditure — Fixed-Norway

      The reduction in capital expenditure in the period 2001 to 2003 was due to the more efficient use of capacity resulting from our capital expenditure in earlier years, lower demand for fixed network services and lower equipment prices.

      In 2002, we reported high capital expenditure due to the completion of our new internal IT-system in Norway and the reclassification of certain lease agreements related to operational and customer equipment from operating to finance leases.

Fixed — Sweden

	2001	2002	2003

	(NOK in millions)
External revenues	380	983	1,517
Internal revenues	18	76	81
Gains on disposal of fixed assets and operations	—	14	5

Total revenues	398	1,073	1,603

Total operating expenses	688	1,406	1,801

Operating (loss)	(290)	(333)	(198)

EBITDA	(128)	(100)	(56)
Depreciation and amortization	91	218	141
Write-downs	71	15	1

Operating (loss)	(290)	(333)	(198)

Investments:
Capex	47	84	85
Investments in businesses	9	257	13
No. of man-years (end of period)	523	551	443

      In 2003, the operations of Fixed-Sweden changed significantly compared to 2002. As of December 31, 2002, the customer base in Telenordia Privat AB was sold in exchange for a 37.2% ownership interest in the listed Swedish service provider Glocalnet AB. In December 2002, Telenor also purchased 90% of the shares in the listed Swedish fixed line operator Utfors AB, which was consolidated as a subsidiary from December 31, 2002. In the fourth quarter of 2001, we acquired the remaining 50% ownership interest of Telenordia which we did not already own and we consolidated Telenordia as a subsidiary as from October 1, 2001.

Operating (loss) — Fixed-Sweden

      The decrease in operating loss in 2003 compared to 2002 was mainly due to the consolidation of Utfors AB and increased revenues from the other operations of Fixed-Sweden. The decrease in depreciation and amortization in 2003 compared to 2002 was due to the amortization of negative goodwill in connection with the acquisition of Utfors AB.

      The increase in operating loss in 2002 compared to 2001 was mainly due to the full-year effect of the consolidation of Telenordia.

Revenues — Fixed-Sweden

      Increased revenues in 2003 compared to 2002 were due to the effect of the consolidation of Utfors AB, a new wholesale agreement with the associated company Glocalnet AB and increased sales of traffic and data services in the business market.

      The increase in revenues in 2002 compared to 2001 was mainly due to the full-year effect of the consolidation of Telenordia.

	2001	2002	2003

Operating expenses
External costs of materials and traffic charges	247	626	1,047
Internal costs of materials and traffic charges	20	69	93
Total costs of materials and traffic charges	267	695	1,140

Own work capitalized	—	—	—
Salaries and personnel costs	126	236	294
Other external operating expenses	127	222	198
Other internal operating expenses	6	20	18
Losses on disposal of fixed assets	—	—	9
Depreciation and amortization(1)	91	218	141
Write-downs(1)	71	15	1

Total operating expenses	688	1,406	1,801

(1) Includes amortization and write-downs of Telenor’s net excess values(*) by	47	31	(143)

(*)	Net excess values are the difference between our acquisition cost and our share of equity at acquisition of subsidiaries.

      Increased operating expenses in 2003 compared to 2002 were due to the effect of the consolidation of Utfors AB. Depreciation and amortization decreased in 2003 compared to 2002 due to amortization of negative goodwill in connection with the acquisition of Utfors AB.

      Depreciation and amortization increased in 2002 compared to 2001 due to the full-year effect of the consolidation of Telenordia. In 2001, write-downs of NOK 21 million were made on goodwill and NOK 50 million on fixed assets.

Fixed — Russia

      As of December 1, 2003, we exchanged our ownership interest in our Russian subsidiary Comincom/Combellga for shares in the listed Russian fixed line operator Golden Telecom. Concurrent with this exchange, we also purchased additional shares in Golden Telecom in the market. As a result of these transactions, Telenor had an ownership interest in Golden Telecom of 20.4% at December 31, 2003 and Golden Telecom is accounted for as an associated company from December 1, 2003. Consequently, Comincom was consolidated only for 11 months of 2003. Growth in the Russian market combined with the company’s organic growth contributed to an increase in Comincom’s revenues in the period 2001 to 2003.

Fixed — Other Countries

      Fixed — Other Countries comprises our fixed networks and Internet activities in the Czech Republic and Slovakia. Increased revenues contributed to reduced EBITDA losses in the period 2001 to 2003. However, operating loss increased in 2002 compared to 2001 due to write-downs of goodwill related to the Internet operations by NOK 72 million in 2002.

TELENOR BROADCAST

	2001	2002	2003

	(NOK in millions)
External revenues	2,408	3,366	4,641
Internal revenues	206	241	159
Gains on disposal of fixed assets and operations	12	(2)	20

Total revenues	2,626	3,605	4,820

External costs of materials and traffic charges	1,021	1,477	1,934
Internal costs of materials and traffic charges	71	94	92
Total costs of materials and traffic charges	1,092	1,571	2,026

Own work capitalized	(19)	(32)	(18)
Salaries and personnel costs	489	609	570
Other external operating expenses	521	700	734
Other internal operating expenses	181	252	271
Losses on disposal of fixed assets and write-downs	18	6	8
Depreciation and amortization	576	844	1,030
Write-downs	494	130	18

Total operating expenses	3,352	4,080	4,639

Operating profit (loss)	(726)	(475)	181

Associated companies	(546)	(264)	(84)
Net financial items	(397)	(812)	(909)

Profit before taxes and minority interests	(1,669)	(1,551)	(812)

Investments
Capex	805	384	252
Investments in businesses	906	2.385	14
No. of man-years (end of period)	943	972	809
Of which abroad	164	226	210
Revenues
Distribution	799	2,162	3,794
Transmission	1,587	1,457	1,277
Other	345	326	354
Eliminations	(105)	(340)	(605)

Total revenues	2,626	3,605	4,820

EBITDA
Distribution	(68)	19	686
Transmission	525	581	554
Other	(112)	(102)	(10)
Eliminations	(1)	1	(1)

Total EBITDA	344	499	1,229

Depreciation and amortization(1)	576	844	1,030
Write-downs(1)	494	130	18

Operating profit (loss)	(726)	(475)	181

(1) Includes amortization and write-downs of Telenor’s net excess values(*) by	71	161	256
Operating profit (loss)/Total revenues (%)	nm	nm	3.8
EBITDA/ Total revenues (%)	13.1	13.8	25.5

(*)	Net excess values are the difference between our acquisition cost and our share of equity at acquisition of subsidiaries.

Overview

      In 2003, the results of our Broadcast business area were positively affected by the consolidation and integration of Canal Digital, which resulted in:

•	a streamlined and more cost-efficient organization;

•	continued growth in the number of subscribers, market share, revenues and EBITDA; and

•	increased economies of scale in purchase and distribution.

      We expect revenue and subscriber growth to continue in 2004. However, we are currently experiencing increased competition from Viasat (satellite dish) and from digital terrestrial television in Sweden.

Operating profit (loss) and EBITDA

      We reported an operating profit in 2003 compared to an operating loss in 2002 and EBITDA increased primarily due to increased revenues resulting from the consolidation of Canal Digital, subscriber growth and cost reduction initiatives, including workforce reductions. Depreciation and amortization also increased in 2003 compared to 2002 due to the consolidation of Canal Digital. However, the impact of such increase was partially offset by reduced write-downs.

      Operating loss decreased in 2002 compared to 2001 due to increased EBITDA and reduced write-downs. The improvement in EBITDA was primarily due to the positive effect of the consolidation of Canal Digital and the closure of certain loss generating activities within Transmission in 2001. Expenses for workforce reductions and expenses related to termination of contracts amounted to NOK 65 million in 2002, a decrease of NOK 16 million compared to 2001. Depreciation and amortization increased in 2002 compared to 2001 due to the consolidation of Canal Digital. The consolidation of Canal Digital from June 30, 2002 had a negative impact on operating profit of approximately NOK 185 million, including amortization of goodwill and other excess values, in 2002.

Distribution

	2001	2002	2003

	(NOK in millions)
External revenues
Satellite dish	—	1,099	2,528
Cable-TV	568	742	888
Small antenna TV-networks	197	252	335
Other	12	55	10

Total external revenues	777	2,148	3,761
Internal revenues	10	16	13
Gains on disposal of fixed assets and operations	12	(2)	20

Total revenues	799	2,162	3,794

Total operating expenses	1,075	2,740	3,870

Operating (loss)	(276)	(578)	(76)

EBITDA	(68)	19	686
Depreciation and amortization(1)	207	541	754
Write-downs	1	56	8

Operating (loss)	(276)	(578)	(76)

	2001	2002	2003

	(NOK in millions)
EBITDA/ Total revenues (%)	nm	0.9	18.1
Investments
Capex	566	235	112
Investments in businesses	304	2,369	—
No. of man-years (end of period)	441	563	416

Operating profit (loss) and EBITDA — Distribution

      In Distribution, EBITDA increased and operating loss decreased in 2003 compared to 2002 due to the consolidation of Canal Digital, a higher number of subscribers, reduced costs for transmission and content and workforce reductions.

      In 2002, we had a positive EBITDA compared to a negative EBITDA in 2001. This positive development was due to the consolidation of Canal Digital. However, the operating loss increased in 2002 compared to 2001 due to increased depreciation, amortization and write-downs resulting primarily from the consolidation of Canal Digital and a high level of our capital expenditure in Distribution in 2001.

Revenues — Distribution

      External revenues in Distribution increased in 2003 compared to 2002 due to the full-year effect of the consolidation of Canal Digital, a higher number of satellite dish and cable-TV subscribers, price increases for cable-TV and the effect of the weakening of the Norwegian Krone against the Swedish Krona. Increased revenues from Small Antenna TV-networks in 2003 compared to 2002 were due primarily to new pay-TV channels.

      External revenues in Distribution increased by NOK 1,371 million in 2002 compared to 2001, of which NOK 1,139 million resulted from the consolidation of Canal Digital from July 1, 2002. External revenues in cable-TV in Norway increased in 2002 compared to 2001 due to increased prices and subscribers’ purchase of new services. The effect of the full-year consolidation of Sweden On Line (cable-TV) amounted to NOK 126 million in revenues in 2002 compared to 2001.

      At December 31, 2003, our total number of television subscribers in the Nordic region was 2,465,000, a net increase of 2.5% compared to December 31, 2002. The number of our satellite dish subscribers was 763,000, a net increase of 8.8% compared to December 31, 2002. The number of our Cable TV subscribers increased by 33,000 to 604,000 in 2003. The numbers of households in our small antenna TV-networks was 1,098,000 at December 31, 2003, a decrease of 3.1% compared to December 31, 2002.

      At December 31, 2002, our total number of television subscribers in the Nordic region was 2,405,000, a net increase of 3.5% compared to December 31, 2001. The number of our subscribers with satellite dish was 701,000, a net increase of 23.2% compared to 2001. The number of our subscribers with cable-TV increased by 10,000 to 571,000 in 2002 and the numbers of households in our small antenna TV-networks was 1,133,000, a decrease of 5.0% from 2001.

Operating expenses — Distribution

	2001	2002	2003

External costs of materials and traffic charges	450	1,075	1,591
Internal costs of materials and traffic charges	34	233	480
Total costs of materials and traffic charges	484	1,308	2,071

Own work capitalized	(6)	(16)	(8)
Salaries and personnel costs	175	274	263
Other external operating expenses	159	452	570
Other internal operating expenses	55	125	204
Losses on disposal of fixed assets and write-downs	—	—	8
Depreciation and amortization(1)	207	541	754
Write-downs(1)	1	56	8

Total operating expenses	1,075	2,740	3,870

(1) Includes amortization and write-downs of Telenor’s net excess values(*) by	68	160	255

(*)	Net excess values are the difference between our acquisition cost and our share of equity at acquisition of subsidiaries.

      Total operating expenses in Distribution increased in 2003 compared to 2002 due primarily to the full-year effect of the consolidation of Canal Digital.

      Our gross margin (revenues less costs of materials and traffic charges as a percentage of revenues) in Distribution increased by 5 percentage points to 45% due primarily to reduced transmission costs as a result of the renegotiation of prices with the Transmission division and reduced program costs per subscriber resulting from economies of scale in our content purchasing activities.

      Salaries and personnel costs in 2003 decreased despite the full-year effect of the consolidation of Canal Digital due to workforce reductions and the effect of the outsourcing of personnel from Distribution to other business areas of Telenor at the end of 2002, which contributed to the increase in other internal operating expenses.

      In 2003, we expensed NOK 10 million for workforce reductions and termination of contracts compared to NOK 48 million in 2002. In the fourth quarter of 2002 and in the first quarter of 2003, we reduced the number of employees in Distribution as part of our restructuring plan.

      Total operating expenses increased in 2002 compared to 2001 due primarily to the consolidation of Canal Digital, the full-year effect of the consolidation of Sweden Online and increased activities in content and interactive services.

      In 2002, we made write-downs of NOK 56 million, mainly on set-top boxes for our Small Antenna TV-networks market and on platforms related to new broadcasting technologies.

Transmission

	2001	2002	2003

	(NOK in millions)
External revenues
Satellite Broadcasting	999	655	352
Norkring	434	455	464

Total external revenues	1,433	1,110	816
Internal revenues	154	347	461
Gains on disposal of fixed assets and operations	—	—	—

Total revenues	1,587	1,457	1,277

Total operating expenses	1,911	1,207	996

Operating profit (loss)	(324)	250	281

EBITDA	525	581	554
Depreciation and amortization	356	290	266
Write-downs	493	41	7

Operating profit (loss)	(324)	250	281

Operating profit (loss)/Total revenues (%)	nm	17.2	22.0
EBITDA/ Total revenues (%)	33.1	39.9	43.4
Investments
Capex	207	115	116
Investments in businesses	—	—	—
No. of man-years (end of period)	359	252	222

Operating profit (loss) and EBITDA — Transmission

      Operating profit in Transmission increased in 2003 compared to 2002 and in 2002 we reported an operating profit compared to an operating loss in 2001. This improvement was primarily due to decreased depreciation, amortization and write-downs. Depreciation and amortization decreased due to the write-downs we made in 2001 and 2002 and due to fully depreciated assets. In 2001, we wrote down the value of our satellites and satellite equipment. EBITDA was relatively stable in 2003 compared to 2002 and in 2002 compared to 2001 as the decrease in revenues was offset by decreased operating expenses, excluding depreciation, amortization and write-downs.

Revenues — Transmission

      External revenues in Transmission decreased in 2003 compared to 2002 and in 2002 compared to 2001 due to the consolidation of Canal Digital in 2002 and the phasing out of analog transmission via satellite. Revenues from sales to Canal Digital were reported as external revenues until June 30, 2002. Such revenues amounted to NOK 206 million for the first six months of 2002. Following the consolidation of Canal Digital, sales from Transmission to Canal Digital (Distribution) have been reported as internal revenues in Transmission and eliminated for the Broadcast business area as a whole. Other internal revenues in Transmission consist mainly of sales of satellite capacity to Satellite Services and Satellite Networks, included in “Other business units”.

Operating expenses — Transmission

	2001	2002	2003

External costs of materials and traffic charges	453	354	287
Internal costs of materials and traffic charges	68	70	45
Total costs of materials and traffic charges	521	424	332

Own work capitalized	(10)	(10)	(7)
Salaries and personnel costs	193	194	159
Other external operating expenses	224	152	90
Other internal operating expenses	116	116	149
Losses on disposal of fixed assets and write-downs	18	—	—
Depreciation and amortization	356	290	266
Write-downs	493	41	7

Total operating expenses	1,911	1,207	996

      In 2003, costs of materials and traffic charges in Transmission decreased compared to 2002, due primarily to reduced prices for satellite capacity. In 2004, we expect to replace our currently leased satellite capacity with our own satellite transponders as a result of our contractually committed capital expenditure for transponders in 2004. We expect to reduce our costs of materials and traffic charges and to increase depreciation and amortization as a result of this capital expenditure.

      Salaries and personnel costs decreased in 2003 compared to 2002 due primarily to workforce reductions and outsourcing of personnel from Transmission to other business areas of Telenor from the end of 2002, which increased other internal operating expenses for Transmission. The decrease in other external operating expenses was due to cost saving initiatives. Depreciation and amortization decreased in 2003 compared to 2002 primarily as a result of fully depreciated assets in Norkring and the effect of write-downs in Satellite Broadcasting in 2002.

      Total operating expenses decreased in 2002 compared to 2001 due primarily to the closure of certain loss generating activities. In 2001, we recorded NOK 38 million relating to the termination of certain contracts compared to NOK 6 million for workforce reductions in 2002.

      Depreciation and amortization decreased in 2002 compared to 2001, primarily as a result of write-downs in 2001. In 2002, we made write-downs of NOK 41 million that related primarily to our platforms for new broadcasting technologies. In 2001, we made write-downs of NOK 493 million that related primarily to our satellites and satellite equipment.

Other

      Other mainly consists of Conax, which offers conditional access systems (such as smart cards), and the corporate functions of Broadcast.

      Reduced EBITDA loss in 2003 compared to 2002 was due to a management fee from Canal Digital, increased revenues in Conax and cost saving initiatives.

      Reduced EBITDA loss in 2002 compared to 2001 was due to a management fee from Canal Digital.

Capital Expenditure

      Capital expenditure decreased in 2003 compared to 2002 due primarily to lower capital expenditure in our cable-TV networks. In 2004, we are contractually committed to a capital expenditure for a total of USD 88 million in satellite transponders for the Intelsat 10-02 satellite, which will replace our currently leased satellite capacity.

      Capital expenditure decreased in 2002 compared to 2001 due primarily to the extensive upgrade of the cable-TV networks performed in 2001. In addition, there was lower capital expenditure in the terrestrial transmission network in 2002.

Associated Companies

	2001	2002	2003

	(NOK in millions)
Telenor’s share of:(1)
Net income (loss) after taxes	(463)	(138)	10
Amortization of Telenor’s net excess values	(58)	(55)	(22)
Write-downs of Telenor’s excess values	(22)	(71)
Loss on disposal of ownership interests	(3)	—	(72)

Net result from associated companies	(546)	(264)	(84)

(1)	The figures are partly based on our management’s estimates in connection with the preparation of our consolidated financial statements. The consolidated profit and loss statement contains only the line item “net result from associated companies”. Telenor’s share of the other line items in the table is not included in our consolidated financial statements but this information is set forth in note 16 to our consolidated financial statements. Net excess values are the difference between our acquisition cost and our share of equity at acquisition of the associated companies.

      We consolidated Canal Digital as a subsidiary as of June 30, 2002 and, therefore, the results for our associated companies in Broadcast are not comparable for the period 2001 to 2003.

      In 2003, the associated companies in Broadcast consisted primarily of Otrum and APR Media Holding AS. During 2003, we transferred our 29.1% ownership interest in A-Pressen to APR Media Holding in return for a 44.8% ownership interest in APR Media Holding. We recorded a loss of NOK 72 million in connection with this transaction.

      Net loss in 2002 decreased compared to 2001 as Canal Digital was accounted for as an associated company for only six months in 2002. At the end of 2001, Otrum disposed of certain loss-making businesses; these disposals contributed to a reduction in net loss in 2002 compared to 2001. We estimated the fair value of Otrum to be lower than its book value and, therefore, we wrote down our excess values related to Otrum during 2002.

EDB BUSINESS PARTNER (ownership interest 51.8% as of December 31, 2003)

	2001	2002	2003

	(NOK in millions)
External revenues	3,312	3,383	3,210
Internal revenues	1,458	955	1,060
Gains on disposal of fixed assets and operations	41	3	19

Total revenues	4,811	4,341	4,289
Total operating expenses	6,019	4,750	4,293

Operating (loss)	(1,208)	(409)	(4)
Associated companies	130	(5)	(13)
Net financial items	(94)	(86)	(71)

(Loss) before taxes and minority interests	(1,172)	(500)	(88)
EBITDA	447	348	399
Depreciation and amortization	393	393	375
Write-downs	1,262	364	28

Operating (loss)	(1,208)	(409)	(4)

Investments:
Capex	174	167	210
Investments in businesses	749	88	95
Total full-time equivalent employees (period end)	3,172	2,760	2,477
Of which outside Norway	344	308	266

Overview

      EDB Business Partner ASA is listed on the Oslo Stock Exchange. EDB Business Partner encompasses the former Telenor Programvare and EDB ASA, which were consolidated effective as of May 1, 1999. The figures are affected by the acquisitions of PDS AS (April 1, 2001), Accept Data AS (August 1, 2001) and Infovention AB (September 1, 2001) within Banking and Finance, DnB IT Drift (July 1, 2001 and October 1, 2002) and Unigrid AB (August 1, 2001) within IT Operations and Incatel AS (May 1, 2003) within Telecom. The Consulting area was discontinued as from July 1, 2003.

      EDB Business Partners’ main area of business is the Nordic strategic outsourcing industry. We expect the outsourcing market to grow over the coming years and we regard EDB Business Partner to be well positioned to take an active part of this growth particularly in the Norwegian market. The company focuses on retaining current and receiving new larger long-term outsourcing contracts.

      The effects of cost reducing measures implemented in 2002 and 2003 and reduced write-downs had a positive impact on the results of EDB Business Partner in 2003.

      On March 26, 2004, Telenor Fixed and EDB Business Partner entered into an agreement, effective May 1, 2004, to transfer to EDB Business Partner Telenor Fixed’s existing IT operations for a net consideration of NOK 132 million. On that same date, EDB Business Partner entered into an agreement to sell a substantial part of the operations currently grouped in its Telecom business area to Accenture. You should read “Item 4: Information About the Company — EDB Business Partner ASA” for additional information about these agreements.

Operating (loss) and EBITDA

      Operating loss decreased in 2003 compared to 2002, mainly due to reduced write-downs of goodwill and cost reductions, partially offset by increased expenses for workforce reductions and loss contracts. EBITDA increased in 2003 compared to 2002 due to improved profitability in the IT Operations and Telecom areas, while the other areas showed reduced earnings. The restructuring process continued in the IT Operations, Banking & Finance and Consulting areas, and we recorded total expenses of NOK 223 million for workforce reductions and loss contracts in 2003 compared to NOK 111 million in 2002. The IT Operations area continued to show improved profitability as a result of increased revenues and cost efficiency. In the Telecom area, EBITDA increased due to cost reductions and acquisition of Incatel AS. EBITDA in the Banking & Finance area decreased due to reduced revenues, partially offset by cost reductions. Cost reducing measures implemented in the second half of 2003, including significant reductions in the number of employees resulted in an improved EBITDA-margin at the end of 2003 compared to 2002. The Consulting area was discontinued as from July 1, 2003 and parts of its business activities were transferred to other areas in EDB Business Partner.

      Operating loss decreased in 2002 compared to 2001, mainly due to reduced write-downs. EBITDA decreased in 2002 compared to 2001 due to reduced earnings in all areas except the IT Operations area. Gains on disposals were reduced due to sale of properties in 2001. In the first half of 2002, we initiated a restructuring process in the Banking & Finance, Telecom and Consulting areas, and we recorded total expenses of NOK 111 million for restructuring in 2002 compared to NOK 179 million in 2001. The IT Operations area showed improved profitability in 2002 compared to 2001 due to the restructuring of the business in 2001 and the effect of acquired businesses. Revenues from the Telecom area decreased significantly in the domestic market. However, underlying margins improved towards the end of 2002 due to cost reductions. In Banking & Finance, revenues decreased in 2002 due to reduced sales to financial institutions both in Norway and Sweden and cost reductions did not fully offset the decrease in revenues.

Revenues

      Total revenues in 2003 decreased by 1% compared to 2002. Revenues decreased in all areas, except the IT Operations area, where volume growth more than offset price reductions. In the Telecom area, revenues decreased due to lower prices and reduced demand within the mediation business, offset in part by revenues from Incatel, which was acquired in 2003. The Banking & Finance area experienced reduced sales of software. However, at the end of 2003 sales increased. The discontinuance of the Consulting area in 2003 contributed to reduced revenues.

      Total revenues in 2002 decreased by 10% compared to 2001. Revenues from the IT Operations area increased mainly due to the full-year effect of the outsourcing contract with Den Norske Bank and the acquisition of the Swedish subsidiary Unigrid in 2001. Revenues from the Banking & Finance, Telecom and Consulting areas decreased due to depressed market conditions. The decline in revenues from the Telecom area was particularly significant in the domestic market.

Operating Expenses

	2001	2002	2003

	(NOK in millions)
Costs of materials and traffic charges	283	393	370
Own work capitalized	—	—	—
Salaries and personnel costs	1,904	1,862	1,753
Other operating expenses	2,177	1,738	1,761
Losses on disposal of fixed assets and operations	—	—	6

Depreciation and amortization	393	393	375
Write-downs	1,262	364	28
Total operating expenses	6,019	4,750	4,293

      Operating expenses in 2003 decreased compared to 2002 due to lower write-downs and amortization of goodwill, the effects of cost reduction programs and the discontinuance of the Consulting area. We recorded total expenses of NOK 223 million for workforce reductions and loss contracts in 2003 compared to NOK 111 million in 2002. Consulting services, operations, maintenance and rent of hardware and software and other IT-services that are billed to our customers are included in other operating expenses and not as costs of materials and traffic charges.

      Costs of materials decreased in 2003 compared to 2002 due to reduced revenues.

      The reduction in salaries and personnel costs in 2003 compared to 2002 was due to the decrease in the number of employees following the implementation of certain restructuring measures and the discontinuance of the Consulting area.

      Write-downs of goodwill totaled NOK 16 million in 2003, a decrease of NOK 340 million compared to 2002.

      The reduction in operating expenses in 2002 compared to 2001 was primarily due to restructuring measures and lower write-downs of goodwill.

      Cost of materials increased in 2002 compared to 2001 as a consequence of the acquisition of new businesses in the IT Operations area.

      The number of employees decreased in 2002 compared to 2001. This and other cost saving measures reduced salaries and personnel costs and other operating expenses in 2002 compared to 2001.

      Write-downs of goodwill totaled NOK 356 million in 2002, a decrease of NOK 906 million compared to 2001. Write-downs of goodwill in 2002 related to the Banking & Finance area (NOK 263 million) and to the Consulting area (NOK 93 million). Write-downs were based on a review of all individual goodwill items based on discounted future cash flows. Due to the significant decline in the market value of EDB Business Partner’s shares and the entire sector in which EDB Business Partner operates, NOK 1,259 million in goodwill related to the Consulting, IT operations and Banking & Finance areas was written down in 2001.

Capital Expenditure

      Capital expenditure in the period 2001 to 2003 related mainly to investments in computer hardware and software for the mainframe platform within the IT Operations area. In 2003, part of the capital expenditure related to the replacement of equipment used in IT operations outsourced from our customers.

Associated Companies

      In 2001, we sold the associated companies Ephorma AS and European Medical Solution Group AS with a total gain of NOK 141 million.

OTHER BUSINESS UNITS

	2001	2002	2003

	(NOK in millions)
External revenues	4,527	4,255	3,539
Internal revenues	1,191	785	615
Gains on disposal of fixed assets and operations	1	—	51

Total revenues	5,719	5,040	4,205

External costs of materials and traffic charges	2,484	2,017	1,527
Internal costs of materials and traffic charges	320	265	214
Total costs of materials and traffic charges	2,804	2,282	1,741

Own work capitalized	—	(2)	1
Salaries and personnel costs	1,928	1,465	1,088
Other external operating expenses	1,411	854	580
Other internal operating expenses	264	237	210
Losses on disposal of fixed assets and write-downs	29	26	177
Depreciation and amortization(1)	754	582	491
Write-downs(1)	1,172	332	37

Total operating expenses	8,362	5,776	4,325

Operating (loss)	(2,643)	(736)	(120)

Associated companies	(107)	(132)	(318)
Net financial items	(551)	(943)	(314)

Loss before taxes and minority interests	(3,301)	(1,811)	(752)

(1) Includes amortization and write-downs of Telenor’s net excess values(*) by	983	99	40
Investments
Capex	635	301	233
Investments in businesses	281	771	30
No. of man-years (end of period)	3,740	3,541	2,244
Of which abroad	1,985	2,075	1,076

(*)	Net excess values are the difference between our acquisition cost and our share of equity at acquisition of subsidiaries.

	2001	2002	2003

	(NOK in millions)
Revenues
Satellite Services	1,271	2,153	1,996
Satellite Networks	443	611	570
Teleservice	878	756	725
Nextra International	1,164	725	272
Software Services	365	185	121
Itworks	1,124	188	—
Other	488	438	516
Eliminations	(14)	(16)	5

Total revenues	5,719	5,040	4,205

EBITDA
Satellite Services	152	303	427
Satellite Networks	36	109	127
Teleservice	111	(62)	(7)
Nextra International	(930)	(155)	(195)
Software Services	239	62	33
Itworks	(102)	(16)	—
Other	(224)	(63)	23

Total EBITDA	(718)	178	408

Operating profit (loss)
Satellite Services	27	100	200
Satellite Networks	(118)	39	34
Teleservice	71	(93)	(43)
Nextra International	(2,042)	(260)	(220)
Software Services	83	(372)	(86)
Itworks	(265)	(23)	—
Other	(399)	(127)	(5)

Total operating (loss)	(2,643)	(736)	(120)

Overview

      In 2002 and 2003, the scope of the activities which we consolidate in “Other Business units” changed as we disposed of some businesses and we restructured certain others. In 2003, we successfully completed the integration of the operations of SAIT and COMSAT Mobile Communication in Satellite Services.

Satellite Services

Revenues — Satellite Services

      The decrease in revenues in Satellite Services in 2003 compared to 2002 was primarily due to the strengthening of the Norwegian Krone against the US Dollar. Reduced sales of low margin products were offset by increased sales of high-speed data (GAN) traffic, primarily due to the conflict in Iraq. This product has a higher margin.

      The increase in revenues in Satellite Services in 2002 compared to 2001 was due to the consolidation of former COMSAT Mobile Communications, renamed Telenor Satellite Services Inc. (TSSI), from January 11, 2002. The strengthening of the Norwegian Krone (NOK) against the US Dollar adversely affected revenues measured in NOK from the operations in all of the countries in which Satellite Services operates. In addition, revenues in the subsidiary Marlink were adversely affected by general price reductions on Inmarsat services. In the Norwegian operations, revenues increased due to increased sales of Inmarsat traffic volume and amendments to agreements relating to the former Eik cooperation that increased revenues and expenses.

Operating profit — Satellite Services

      The increase in operating profit in 2003 was due to the exploitation of synergies derived from the integration of the operations of SAIT and COMSAT Mobile Communication, increased sales of high margin products and discontinuance of payments to our former partners in the former Eik-cooperation. Write-downs of fixed assets and expenses for workforce reductions increased in total by NOK 20 million in 2003 compared to 2002.

      Operating profit in 2002 increased significantly compared to 2001 due to the consolidation of TSSI and increased sales volumes, partly offset by lower margins and the strengthening of the Norwegian Krone against the US Dollar.

Capital expenditure and investments in businesses — Satellite Services

      Capital expenditure in 2003 (NOK 135 million) related primarily to Sealink equipment and to the technical up-grade of our Eik land earth station and our U.S. earth stations, primarily in connection with IT and software development.

      In 2002, capital expenditure for Satellite Services (NOK 126 million) was in line with 2001 and it related primarily to Sealink equipment.

      In 2002 we acquired COMSAT Mobile Communication for NOK 743 million (USD 81 million), reported as investments in businesses.

Satellite Networks

Revenues — Satellite Networks

      The decrease in revenues in 2003 compared to 2002 was due to reduced revenues from the Internet operation Taide and Poland and the strengthening of the Norwegian Krone against the US Dollar. Revenues in Taide decreased due to lower prices as a result of increased competition. The operations in Poland were sold at the end of 2003 with a gain on disposal of NOK 20 million.

      Revenues increased in 2002 compared to 2001 due to new contracts with international organizations entered into in 2002, which also resulted in increased sales and supplementary services. The increased sales more than offset the negative impact of the strengthening of the Norwegian Krone against the US Dollar in 2002.

Operating profit (loss) — Satellite Networks

      The decrease in operating profit in 2003 compared to 2002 was due to a net operating loss of NOK 6 million in Poland in 2003. The loss in Poland included a gain on sale of NOK 20 million and write-downs of NOK 14 million. In addition, the decrease in revenues was offset by reduced expenses due to more cost-efficient operations, including the use of satellite capacity, and lower expenses due to the strengthening of the Norwegian Krone against the US Dollar in 2003.

      We had an operating profit in 2002 compared to an operating loss in 2001. This was due to reduced write-downs and reduced losses on disposal of fixed assets and operations in 2002, as well as a larger share of revenues being generated from higher margin products.

Capital expenditure — Satellite Networks

      Capital expenditure amounted to NOK 56 million in 2003, NOK 82 million in 2002 and NOK 178 million in 2001. Capital expenditure in Satellite Networks was primarily related to satellite communication equipment leased and used by our customers.

      The decrease in capital expenditure in the period 2001 to 2003 was due to higher capital expenditure when we entered into new customer contracts in 2001 and to the lower capital expenditure required to operate these same contracts in 2002 and 2003. In 2001, we also had capital expenditure in our operations in Poland.

Teleservice

Revenues — Teleservice

      Reduced revenues in 2003 compared to 2002 were due to lower demand for directory enquiry services and lower market share resulting from increased competition in the market for these services in 2002. This reduction in revenues was partially offset by revenues from an acquired call-center unit in Sweden.

      Teleservice reduced revenues in 2002 compared to 2001 due to lower demand for directory enquiry services and call center functions. Due to this development, Teleservice closed down six divisions during 2002.

Operating profit (loss) — Teleservice

      The operating loss was reduced in 2003 compared to 2002 due to reduced expenses for workforce reduction and pension benefits, partially offset by reduced revenues. In 2003, the workforce was further reduced, resulting in expenses for workforce reductions of NOK 45 million.

      Operating loss in 2002 included expenses for workforce reductions of NOK 75 million in connection with the closure of divisions, as well as NOK 66 million related to the accounting of previously granted pension benefits in Teleservice.

Nextra International

Revenues — Nextra International

      The decrease in revenues in the period 2001 to 2003 was due to our gradual exit from the international operations of Nextra, which we completed with the sale of Nextra’s operations in the United Kingdom in 2003.

Operating (loss) — Nextra International

      In the period 2001 to 2003, Nextra’s operations generated losses that gradually decreased as Nextra disposed of these operations. In 2003, we recorded net losses on disposals of operations of NOK 160 million, which were partially offset by the reversal of provisions. In 2001 and 2002, Telenor had made provisions to cover possible negative outcomes regarding the final settlement of the sale or liquidation of Nextra’s operations. In 2003, a total of NOK 38 million of these provisions were reversed due to final settlement of the sale of our operations in Germany. In 2001, we made write-downs of NOK 849 million as a result of our reassessment of the business prospects and strategy of Nextra’s activities.

Software Service

Revenues — Software Services

      Reduced scope of the business of Software Services’ consultancy operations in 2003 resulted in lower revenues in 2003 compared to 2002. In addition, revenues from internal sales of CA software were lower as a result of deferred delivery.

      Reduced revenues in 2002 compared to 2001 were mainly due to reduced external sales of Computer Associates software. The consultancy operations were reduced in 2002 compared to 2001.

Operating profit (loss) — Software Services

      In 2002, we wrote down the value of our software licenses from Computer Associates by NOK 295 million. Excluding these write-downs, the operating loss increased in 2003 compared to 2002 due to lower revenues, partially offset by reduced operating expenses resulting from the reduced scope of the operations compared to 2002.

      The operating loss in 2002 compared to an operating profit in 2001 was due to reduced revenues and write-downs in 2002.

Itworks

      Itworks filed for bankruptcy on April 24, 2002. As a result of large losses incurred in 2001 and at the beginning of 2002, and with further losses expected due to failing market conditions, we decided that there was no sound financial basis to continue to finance the company.

Other

      Other includes principally Telenor Venture (which includes former Telenor Innovation) and Telenor International Business. Revenues increased in 2003 compared to 2002 in both business units.

      The operating loss was reduced in 2003 compared to 2002 due to increased revenues and cost reducing measures in Telenor Venture.

      The unit TTYL was closed down at the end of 2001 and contributed to the reduction in revenues in “other” in 2002 compared to 2001. Reduced operating loss was mainly due to losses and write-downs in 2001 in TTYL. In 2002, we made write-downs of NOK 32 million, primarily related to goodwill.

CORPORATE FUNCTIONS AND GROUP ACTIVITIES

	2001	2002	2003

	(NOK in millions)
External revenues	280	247	229
Internal revenues	1,863	1,869	1,955
Gains on disposal	5,116	143	133

Total revenues	7,259	2,259	2,317

External costs of materials and traffic charges	91	43	38
Internal costs of materials and traffic charges	3	—	13
Total costs of materials and traffic charges	94	43	51

Own work capitalized	(44)	(7)	(2)
Salaries and personnel costs	856	875	781
Other external operating expenses	1,495	1,608	1,193
Other internal operating expenses	354	226	263
Losses on disposal of fixed assets	10	83	8
Depreciation and amortization	304	362	384
Write-downs	12	—	3

Total operating expenses	3,081	3,190	2,681

Operating profit (loss)	4,178	(931)	(364)

Associated companies	(6)	(1)	(2)
Net financial items	691	1,929	2,846

Profit before taxes and minority interests	4,863	997	2,480

	2001	2002	2003

	(NOK in millions)
Investments
Capex	2,044	1,064	253
Investments in businesses	334	56	93
No. of man-years (end of period)	770	1,077	888
Of which abroad	22	21	20
EBITDA	4,494	(569)	23
Depreciation and amortization	304	362	384
Write-downs	12	—	3

Operating profit (loss)	4,178	(931)	(364)

      This area comprises Real Estate, Research and Development, Strategic Group Projects, Internal Insurance Company, Group Treasury, International Services and central staff and support functions.

      In 2003, we reduced expenses through cost reduction initiatives and we significantly decreased our capital expenditure due to the completion of our head office at Fornebu outside Oslo during 2002.

Revenues

      Revenues excluding gains on disposals were substantially stable in 2001, 2002 and 2003.

      Gains on disposals in 2001 were due primarily to the sale of Telenor Media. Gains in 2002 and 2003 were due primarily to sales of properties.

Operating Profit (loss) and EBITDA

      EBITDA increased by NOK 592 million in 2003 compared to 2002 due primarily to reduced expenses. Expenses for workforce reductions and loss contracts decreased by NOK 238 million and net gains on disposals of properties increased by NOK 65 million. Capital expenditure on owned properties reduced expenses for lease of properties as well as maintenance cost in 2003 compared to 2002. In 2003, we had fewer Group projects compared to 2002. This contributed to reduced expenses. Salaries and personnel costs were reduced due to the decrease in the number of employees in 2003.

      In 2002, we recorded an EBITDA loss compared to an EBITDA profit in 2001. The profit in 2001 was due to the gain from the sale of Telenor Media. NOK 272 million was expensed in 2002 for workforce reductions and loss contracts, compared to NOK 74 million in 2001 that related to the establishment of the Telemuseum foundation. Expenses for lease of properties and consultancy fees decreased in 2002 compared to 2001. The decrease in leased properties was due to investments in own properties that replaced rented premises and to the accrual for loss on property leases as of June 30, 2002. Consultancy fees decreased due to lower activity in Strategic Group Projects and acquisition activities. NOK 83 million was recorded as losses on disposal in 2002, mainly relating to the bankruptcy of our former subsidiary Itworks AS.

      Depreciation and amortization increased in the period 2001 to 2003 because the depreciation period for our properties, on which we made significant capital expenditure, commenced as these properties were ready for their intended use, mainly at the end of 2001 and during 2002. Capital expenditure on our administrative support systems also increased depreciation and amortization due to relatively short depreciation and amortization periods.

Capital Expenditure

      Capital expenditure decreased considerably in the period 2001 to 2003, due primarily to the completion of our head office at Fornebu outside Oslo during 2002.

BUSINESS AREAS SOLD

TELENOR MEDIA

      We sold our former subsidiary Telenor Media, effective as of October 1, 2001, and consequently Media was consolidated for the first nine months of 2001 only. The tables below are included to show the effect of Telenor Media on our results in the periods where Telenor Media was consolidated as a subsidiary.

9 months
2001

(NOK in millions)
External revenues	1,258
Internal revenues	80
Gains on disposal of fixed assets and operations	5

Total revenues	1,343
Total operating expenses	1,081

Operating profit	262
Associated companies	(12)
Net financial items	21

Profit before taxes and minority interests	271

Investments:
Capex	56
Acquisition of businesses	127
Total full-time equivalent employees (period end)	—
Of which abroad	—
Operating expenses
External costs of materials and traffic charges	159
Internal costs of materials and traffic charges	4

Total costs of materials and traffic charges	163
Own work capitalized	—
Salaries and personnel costs	406
Other external operating expenses	344
Other internal operating expenses	117
Depreciation and amortization	51
Write-downs	—
Losses on disposal of fixed assets and operations	—

Total operating expenses	1,081

WORKING CAPITAL

      Working capital (current assets less current liabilities) was positive by NOK 0.3 billion as of December 31, 2003, negative by NOK 6.4 billion as of December 31, 2002 and negative by NOK 0.8 billion as of December 31, 2001. We believe that taking into consideration our established credit facilities and having due regard for our sources of liquidity reserves (including committed credit facilities), credit rating and access to capital markets, we have sufficient liquidity and working capital to meet our present and future requirements. Our sources of liquidity are described below.

LIQUIDITY

      You should read the cash flow statement in our consolidated financial statements that form part of this report on Form 20-F for detailed figures related to the Group’s cash flow. We present our cash flow statement using both the direct and indirect method. The statement provides detailed information of our cash flows. The table below shows an aggregated cash flow statement:

	2001	2002	2003

	(NOK in millions)
Aggregated cash flow statement
Net cash flow from operating activities	6,993	12,858	13,676
Net cash flow from investment activities	20,891	(21,727)	(3,454)
Net cash flow from financing activities	(24,366)	8,641	(7,887)
Effect on cash and cash equivalents of changes in foreign exchange rates	15	(347)	45
Net change in cash and cash equivalents	3,533	(575)	2,380
Cash and cash equivalents January 1	2,306	5,839	5,264
Cash and cash equivalents December 31	5,839	5,264	7,644

      Net cash flow from operating activities increased in 2003 compared to 2002 by NOK 0.8 billion to NOK 13.7 billion. The increase was primarily related to increased revenues and operating margins. The full-year effect of the consolidation of Kyivstar and Canal Digital also contributed to this increase. The increase in cash flow was however partially offset by increased payments of financial items, including interest, and payment of income taxes. In 2002, we also had a positive cash flow effect from changes in accruals, especially reduced accounts receivables and prepayments. In 2003, the positive effect from changes in accruals was more limited compared to 2002 and we made payments on provisions made in 2002 for workforce reductions etc. In 2003, payment of income taxes were mainly related to companies outside Norway, of which NOK 2.5 billion was payment of taxes on the gain on sale of VIAG Interkom in 2001. In Norway, neither did we have to pay income taxes in 2003 nor do we expect to pay income taxes in 2004 due to tax losses carried forward.

      Net cash flow from investment activities was a net payment of approximately NOK 3.5 billion in 2003, compared to a net payment of approximately NOK 21.7 billion in 2002. Our capital expenditure and investment in businesses were reduced in 2003 compared to 2002 by approximately NOK 2.6 billion and NOK 11.8 billion, respectively. You should read “— Investments” for further information about our investments. In 2003, we received cash payments of NOK 2.3 billion upon sale of shares in associated companies, mainly Cosmote. We also received cash payments of NOK 1.1 billion upon sale of other shareholdings, of which the largest was the sale of shares in Inmarsat in exchange for NOK 0.8 billion in cash and an ownership interest in Inmarsat’s new holding company. We also received 0.5 NOK billion for the sale of fixed assets, including a net cash inflow of NOK 0.2 billion in a new cross border QTE lease of fixed-line network. We also made payments of NOK 0.3 billion in 2003 for other investments.

      In 2003, we made net cash payments on our interest-bearing liabilities of NOK 7.0 billion due to our cash inflows from operating activities exceeding net cash outflow from investment activities. In addition, our cash and cash equivalents increased by NOK 2.4 billion during 2003 to NOK 7.6 billion. In 2003, we paid dividends of NOK 0.8 billion to the shareholders of Telenor ASA and our subsidiaries made a further NOK 0.1 billion payment to the minority interests, mainly in GrameenPhone.

      As of February 12, 2004, we paid NOK 3.6 billion for the remaining 46.5% of the shares in Sonofon which we did not already own. You should read “Item 4 — Information About the Company — Telenor Mobile — Mobile Operations Outside Norway — Associated Companies and Joint Ventures” for additional information about such acquisition. As of February 26, 2004, we agreed to sell our remaining shareholdings in Cosmote for cash consideration of approximately NOK 3.1 billion.

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

      In 2002, in order to finance part of our investments in businesses we increased our interest-bearing liabilities and, as a result, our net cash flow from financing activities was an inflow of approximately NOK 8.6 billion. In 2002, we paid dividends of NOK 0.6 billion and our cash and cash equivalents in foreign currency measured in NOK were negatively affected by approximately NOK 0.3 billion.

      In 2001, we completed significant disposals of companies and assets and the proceeds from the sale of VIAG Interkom, Esat Digifone and Telenor Media totaled approximately NOK 38 billion. These transactions gave us a significant positive cash flow from investment activities in 2001.

      Proceeds from our disposals were used to repay interest-bearing liabilities in the amount of approximately NOK 24 billion during 2001. We paid dividends of NOK 0.5 billion in 2001.

INVESTMENTS

	2001	2002	2003

	(NOK in millions)
Fixed networks	4,456	3,001	2,099
Mobile networks	1,610	2,205	2,487
Properties	1,102	2,840	546
Support systems (office and computer equipment, software, cars etc.)	2,891	3,042	1,991
Other intangible assets	316	455	81
Work in progress (net additions) and other	1,259	(2,654)	(750)

Total Capital expenditure (Capex)(1)	11,634	8,889	6,454
Investments in businesses(2)	7,212	12,411	563

Total	18,846	21,300	7,017

(1)	Capital expenditure (Capex) is investments in tangible and intangible assets.

(2)	Investments in businesses are acquisition of shares and participations, including acquisition of subsidiaries and businesses not organized as separate companies.

      Capital expenditure in 2004 is expected to increase compared to 2003 due to the purchase of satellite capacity, the consolidation of Sonofon and investments in new mobile technology in Norway. The actual amounts and the timing of our capital expenditure may vary substantially from our estimates.

      Our capital expenditure in 2003 was reduced by NOK 2.4 billion compared to 2002, mainly due to reduced investments in the fixed network, properties and IT-support systems in Norway. The reduction in the fixed network was due to the more effective use of capacity resulting from earlier capital expenditure, lower demand for fixed network services and lower equipment prices. In 2002, we completed our new headquarters and our new internal IT-system in Norway and in 2003 we had lower capital expenditure in strategic group projects, which contributed to the reduced level of capital expenditure in 2003 compared to 2002. Of our total capital expenditure in 2003, NOK 2.8 billion was invested in Norway and NOK 3.6 billion outside Norway, mainly in our mobile subsidiaries. Of our investments in businesses in 2003, NOK 0.4 billion was outside Norway.

      Investments in Norway totalled NOK 7.9 billion in 2002, of which NOK 2.5 billion were acquisitions of businesses, including the acquisition of Canal Digital Group. We invested NOK 1.1 billion in real estate

(including work in progress) mainly in our new headquarters located in Fornebu outside of Oslo. We made other investments for a total of NOK 4.3 billion in Norway, including investments in our fixed and mobile networks, equipment used in customer contracts and in operational systems and administrative support systems, of which NOK 0.5 billion was invested in connection with strategic Group projects, including the support systems and IT infrastructure at our new headquarters. The decrease in work in progress was due mainly to the completion of certain real estate investments and fixed networks in 2002. Investments outside Norway totaled NOK 13.4 billion in 2002, of which NOK 9.9 billion were acquisitions of businesses. Our total capital expenditure outside Norway was NOK 3.5 billion in 2002 of which NOK 2.6 billion was capital expenditure in DiGi.Com, Pannon GSM and Kyivstar.

      Investments in Norway amounted to NOK 10.9 billion in 2001, of which NOK 1.6 billion was acquisition of businesses. NOK 2.0 billion was invested in real estate (including work in progress), of which the new headquarters located on Fornebu represented the largest portion. Other investments were made in the fixed and mobile networks, including the networks for our TV-distribution businesses. Investments were also made in operational systems and administrative support systems of which NOK 0.6 billion was invested in connection with strategic Group projects, including the support systems and IT infrastructure at the new headquarters. Investments outside Norway amounted to NOK 7.9 billion in 2001, of which NOK 5.6 billion was for acquisition of businesses. Capital expenditure outside Norway consisted mainly of investments in the Mobile business area (DiGi.Com and GrameenPhone), the Business Solutions business area and in the transatlantic fibre capacity in the Networks business area.

      The table below lists our most significant investments in businesses and the acquisition cost, including capital contributions to our associated companies, for each of the last three years.

	2001	2002	2003

	(NOK in millions)
Pannon GSM RT	—	7,906	—
COMSAT Mobile Communications	—	743	—
Utfors AB	—	153	13
Glocalnet AB	—	102	—
DiGi.Com bhd	3,223	—	—
VimpelCom (incl VimpelCom-Region)	255	432	—
Telenordia AB	191	—	—
ONE GmbH (Connect Austria)	264	44	—
Canal Digital	378	2,166	—
Kyivstar G.S.M. JSC	254	294	8
Wireless Matrix Corporation	317	—	—
Otrum Electronics ASA	273	—	—
Sweden On-Line AB	165	—	—
Marlink (SAIT Communications S.A)	189	—	—
OniWay	324	217	—
Unigrid AB	122	—	—
IT operations DnB & Nordea	597	20	—
Bravida ASA	—	91	82
OJSC Comincom/ Combellga	273	—	217
OJSC Golden Telecom	—	—	63
GrameenPhone Ltd.	—	—	86
Other	387	243	94

Total investments in businesses	7,212	12,411	563

      The following transactions relating to changes in ownership interests were not reported as investments in businesses in 2003 in the table above: the sale of shares in our Russian subsidiary Comincom in exchange for shares in the Russian listed company Golden Telecom Inc. (NOK 1.3 billion recorded as an associated company), the sale of shares in Inmarsat in exchange for cash of NOK 0.8 billion and an ownership interest in Inmarsat’s new holding company (NOK 0.7 billion recorded as shares), and the sale of shares in A-pressen ASA in exchange for shares in APR Media Holding (NOK 0.4 billion recorded as an associated company).

INFORMATION ABOUT CONTRACTUAL CASH PAYMENTS AND CAPITAL RESOURCES

Contractual Cash Payments

      The following table shows our contractual obligations and commercial commitments as of December 31, 2003.

	Payments due

		Less than
		1 year			Over
	Total	(2004)	2-3 years	4-5 years	5 years

	(NOK in millions)
Short-term interest-bearing liabilities	386	386	—	—	—
Long-term interest-bearing liabilities	23,812	2,251	8,542	6,479	6,540
Finance lease obligations	1,564	422	501	334	307
Committed purchase obligations(1)
Rent of premises	3,255	603	942	647	1,063
Rent of cars, office equipment etc.	158	71	68	11	8
Rent of satellite and network capacity	1,720	448	848	137	287
IT-related agreements	678	346	315	17	—
Other contractual obligations	807	552	209	46	—
Committed investments(1)
Properties and equipment	500	381	65	54	—
Other contractual investments	4,366	4,358	8
Total contractual cash obligations	37,246	9,818	11,498	7,725	8,205
Guarantees (expire)	2,557	790	917	1	849

(1)	The table does not include agreements under which we have no binding obligation to purchase or future investments required under the UMTS license awarded to us in Norway.

      Of the finance lease obligations in the table, NOK 1,004 million relate to leases for the Thor II and III satellites. Under these agreements, we may be required to provide security arrangements if our credit rating is downgraded to A - with negative outlook. We have treated the lease financing arrangements as mortgages as though these were already secured.

      You should read “— Capital resources” and note 20 to our consolidated financial statements for additional information on our interest-bearing liabilities.

      Rent of satellite and network capacity includes payments related to a Mobile Virtual Network Operator (MVNO) agreement with NOK 558 million for 2006. You should read “Item 4: Information on the Company — Telenor Mobile — Telenor Mobil — Norway” for additional information on the MVNO agreement.

      Other contractual investments for 2004 include USD 88 million (NOK 626 million calculated by using the hedged USD/NOK currency rate) for the purchase of capacity in a satellite to be launched by Intelsat (Intelsat 10-02) and NOK 3,661 million for the payment of the consideration for the acquisition of the remaining 46.5% ownership interest in Sonofon as of February 12, 2004.

      In addition, we entered into cross border QTE leases for telephony switches, GSM Mobile network and fixed-line network in 1998, 1999 and 2003. These agreements provide for defeasance of all amounts due by us to the other parties under the leases. As of December 31, 2003, defeasance of USD 986 million were deposited with highly rated financial institutions and in US government related securities. Our leasing obligations are offset against our defeasance arrangements in the balance sheet and are not included in the table above. We also provided guarantees in connection with these cross border QTE leases. You should read “— Off Balance Sheet Arrangements” for additional information on our QTE leases.

Capital Resources

      We will use cash flow from operations, debt, equity financing and proceeds from potential disposals of assets to finance our future investments.

      Telenor ASA issues debt in the domestic and international capital markets mainly in the form of commercial paper and bonds. We use our Euro commercial paper program, U.S. commercial paper program, Euro medium term note program and three domestic “open bond programs” with different maturities. In order to have satisfactory access to these external sources of financing in terms of both volume and price, we should maintain a satisfactory credit rating. Our long term and short-term credit rating is A2/P-1 from Moody’s and A-/A-2 from Standard & Poor’s, both with stable outlook.

      In order to secure satisfactory financial flexibility, in 2003 Telenor ASA established a committed syndicated revolving credit facility of Euro 1.5 billion with maturity in 2008. In accordance with our financing policy, this committed credit facility should be available to serve at any time as refinancing source for all of our outstanding commercial paper.

      As of December 31, 2003, our total outstanding interest-bearing liabilities were NOK 25.8 billion, of which NOK 19.5 billion were unsecured bonds issued by Telenor ASA. All bonds issued by Telenor ASA are subject to a negative pledge clause restricting our ability to pledge our assets to secure future borrowings without giving a similar secured status to our existing lenders, and also contain covenants limiting disposals of significant subsidiaries and assets.

      At December 31, 2003, our subsidiaries had long-term interest-bearing liabilities of approximately NOK 5.8 billion, mainly consisting of bonds (NOK 2.2 billion), loans from financial institutions (NOK 1.9 billion) and financial leases and vendor financing (NOK 1.7 billion). These interest-bearing liabilities are generally not guaranteed by Telenor ASA and are subject to standard financial covenants. Subsidiaries in which we own an interest of less than 90% normally have stand-alone financing. In addition, at December 31, 2003, our subsidiaries had short-term interest-bearing liabilities of approximately NOK 0.4 billion.

      As of December 31, 2003, NOK 2.7 billion of our total interest-bearing liabilities were secured by pledge of assets and the book value of these pledged assets was NOK 8.1 billion. The pledges and the corresponding liabilities related to DiGi.Com, GrameenPhone and our leases for the Thor II and Thor III satellites. In addition, Telenor ASA guaranteed finance leases for a total of NOK 1.5 billion, including the leases for the Thor II and Thor III satellites.

      You should read note 20 to our consolidated financial statements for additional information on our interest bearing liabilities.

      At December 31, 2003, Telenor ASA’s domestic bonds totaled NOK 3.1 billion and our outstanding Euro medium term notes totaled NOK 17.5 billion. Our committed revolving credit facilities of Euro 1.5 billion was undrawn and no commercial paper was issued under Telenor ASA’s Euro commercial paper program, U.S. commercial paper program or in the domestic market as of December 31, 2003.

      At the general meeting held on May 8, 2003, our shareholders resolved to grant a new authority to the board of directors to increase the share capital up to NOK 1,065,193,800 through issuance of up to 177,532,300 ordinary shares of NOK 6 nominal value each. Our board of directors may waive the pre-emptive rights of shareholders to such shares. The board’s authority, which expires on July 1, 2004, also includes the authority to issue shares against consideration other than cash and in connection with a merger. Such an increase in share capital may also be used in share option plans and stock ownership programs for employees.

      In January 2004, we entered into an agreement with the Norwegian state, our largest shareholder, in connection with our program to buy back our own shares in accordance with the authority granted by the general meeting of our shareholders on May 8, 2003. The state agreed to cancel an amount of its own shares proportional to the amount of Telenor shares which we repurchase in the market against payment by us. As a result, the state’s ownership interest will remain unchanged.

      595,109 shares at a nominal value of NOK 6 each were issued in December 2003 in employee share issues under our employee stock ownership program. Similarly, in December 2002, a total of 659,520 shares were issued and in November and December 2001, a total of 578,753 shares at a nominal value of NOK 6 each were issued.

      On February 21, 2002, we established an option plan under which we granted options to our managers and key personnel in February 2002 and February 2003 to subscribe for up to a total of 5.5 million of our shares. In February 2004, new options granted were limited to a group of 12 managers and key personnel. Upon exercise of the options, we may redeem options by paying an amount in cash corresponding to the difference between the exercise quotation price and the closing price on the day the notification reached the company. In addition, our listed Norwegian subsidiary EDB Business Partner has an option plan. You should read notes 29 and 31 to our consolidated financial statements for additional information about our stock option plans.

      As of December 31, 2003, we held 28,103,172 treasury shares of the total of 30,000,000, which were issued to be used to grant additional bonus shares to retail investors in Norway pursuant to the global offering in December 2000. On December 4, 2001, 1,896,828 treasury shares were transferred as additional bonus shares to retail investors. The general meeting held in 2001 granted authority to our board of directors to use the remaining shares for other purposes. The tax base cost of our treasury shares is somewhat uncertain, and in our opinion this cost equals zero. Thus, if the shares are disposed of for cash, a capital gain may be recognized for tax purposes depending on the consideration received. If the shares are swapped against other shares a capital gain may be deferred by application to the Norwegian Ministry of Finance. No capital gain should arise if the shares are cancelled.

OFF BALANCE SHEET ARRANGEMENTS

      Our off balance sheet arrangements mainly consist of guarantees issued in connection with our operations. The reasons to issue the guarantees are stated below in the discussion of each material guarantee arrangement.

      In addition to the amounts included in the table below, we have provided guarantees for the payment of all lease obligations undertaken by two Telenor subsidiaries under three cross border QTE leases. You should read notes 15, 20, 21 and 31 to our consolidated financial statements for additional information on these leases. As of December 31, 2002 and 2003, the total gross amount of the guarantees were NOK 4,293 million (USD 616 million) and NOK 7,165 million (USD 1,073 million), respectively. We have provided defeasance of all amounts due by us under the QTE lease agreements with highly rated financial institutions and US government related securities. The defeasance arrangements are offset against our leasing obligations in the balance sheet. The payment undertakers pay all the lease rentals on our behalf over the life of the leases in accordance with their contractual terms and the financial schedules. During the term of the leases, we maintain the legal ownership rights on and the economic benefits in Norway of the equipment. For the three QTE leases entered into in 1998, 1999 and 2003 respectively, we have received benefits of NOK 530 million since the lessors can depreciate the equipment subject to the QTE leases also in the US for tax purposes.

      The following table and discussion relates to our other guarantees as of December 31, 2003. Guarantees where the resulting liability is included in the balance sheet are not included in the following table.

		expire			expire
		Less than	expire	expire	Over
	Total	1 year (2004)	2-3 years	4-5 years	5 years

(NOK in millions)
Guarantee liabilities	2,557	790	917	1	849

      The table above includes a guarantee liability of approximately NOK 854 million related to Bravida, mainly in connection with Bravida’s deliveries to a project in Sweden. In 2000, when Bravida was still our subsidiary, we provided a performance (fulfilment) guarantee in connection with Bravida’s obligations in connection with the Södra Länken project in Sweden. The total estimated value (revenues) of the contract for Bravida as of December 31, 2003 was NOK 848 million (SEK 914 million), of which approximately SEK 700 million in value of work was performed. The contract value was estimated to NOK 515 million as of December 31, 2002. We expect this project to be completed in 2004 or 2005.

      In 2001, we provided a guarantee to Intelsat of USD 117 million (NOK 781 million as of 31 December 2003) for the performance of the committed capital expenditure of USD 88 million (NOK 626 million calculated by using the hedged USD/NOK currency rate) in satellite capacity in 2004. You should read “— Information About Contractual Cash Payments and Capital Resources — Contractual Cash Payments” for additional information on this capital expenditure, which is included in our contractual cash payments.

      In 2002, we provided a guarantee for up to approximately EUR 68 million (NOK 570 million as of December 31, 2003) in favor of the lenders of interest-bearing financing to our associated company ONE GmbH (formerly known as Connect Austria). Payments under the guarantee may be required if the financial covenants in these loan agreements are breached by ONE GmbH.

      We provided a guarantee for a termination fee in connection with the leases for the Thor II and Thor III satellites of NOK 271 million. The leasing periods end in 2009 and 2010, respectively.

      In addition, we provided performance and payment guarantees for subsidiaries for an aggregate amount of approximately NOK 81 million.

CRITICAL ACCOUNTING ESTIMATES UNDER NORWEGIAN GAAP

      Certain amounts included in or affecting our financial statements and related disclosure must be estimated, requiring us to make assumptions with respect to values or conditions which cannot be known with certainty at the time the financial statements are prepared. A “critical accounting estimate” is one which is both important to the portrayal of the company’s financial condition and results and requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We evaluate such estimates on an ongoing basis, based upon historical results and experience, consultation with experts, trends and other methods we consider reasonable in the particular circumstances, as well as our forecasts as to how these might change in the future.

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

      The principles for impairment testing are described in the accounting policies. For tangible and intangible assets, the assessment is made based on the estimated recoverable amount, which is the higher of estimated discounted future cash flow and sales price less cost to sell. When such amounts are less than the carrying amount of the asset, a write-down to the estimated recoverable amount is recorded.

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

      Goodwill is reviewed based on an estimated fair value of the reporting unit it refers to. Fair value of the reporting unit is based on quoted market share price (adjusted to reflect a control premium for those subsidiaries in which we have effective control) or discounted cash flows of the reporting unit where quoted market share price is not available. U.S. GAAP prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment by comparing fair value to the book value of the reporting entities. If the fair value is less than the book value the second phase measures the impairment. When impairment is identified, the carrying amount of goodwill is reduced to its estimated fair value of the reporting unit.

      For the impairment test in accordance with U.S. GAAP, we use undiscounted cash flows, except for goodwill. This did not result in any material difference from the results of our impairment test in accordance with Norwegian GAAP as of December 31, 2003 and 2002.

      Write-downs in 2003 were not significant. Generally, when the market value of our businesses increases, we conclude that none of our material investments were impaired. In 2003, we experienced an increase in the market value of our assets and investments. On the other hand, during 2001 and 2002 the market value of telecom companies and assets decreased significantly. Consequently, in 2001 and 2002, we made substantial write-downs of tangible assets, goodwill and other intangible assets, associated companies and joint ventures and other investments.

      Depreciation and amortization. Depreciation and amortization is based on management estimates of the future useful life of tangible and intangible assets. Estimates may change due to technological developments, competition, changes in market conditions and other factors and may result in changes in the estimated useful life and in the amortization or depreciation charges. We shortened the depreciation time for some tangible assets in our mobile networks in Malaysia in 2002 and in our Norwegian fixed and mobile networks in 2001. Technological developments are difficult to predict and ours and our competitors’ views on the trends and pace of development may change over time. Some of our assets and technologies, in which we invested several years ago, are still in use and provide the basis for our new technologies. For example, our copper cables and infrastructure in our fixed networks are used as the basis for the rollout of our ADSL technology and lines. In our mobile business, the development and launch of UMTS technology and services have been slower than the telecommunications industry anticipated a few years ago. In addition, in our Norwegian operations we have reduced our capital expenditure in the period 2001 to 2003, as we have been able to utilize our previous capital expenditure more efficiently. We review the future useful life of tangible and intangible assets periodically taking into consideration the factors mentioned above and all other important factors. In case of significant changes in our estimates, depreciation and amortization charges are adjusted.

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

      Income taxes. We record valuation allowances to reduce our deferred tax assets to an amount that is more likely than not to be realized. Our valuation allowances relate mainly to our foreign operations. Furthermore, we have not recorded deferred tax assets that may be realized upon possible future disposal of shares in subsidiaries and associated companies, until a liquidation or sale has been decided. Historically, deferred tax assets relating to losses in our foreign entities, from which we deduct our valuation allowances in accordance with our accounting policies, have subsequently been realized through the disposal of such entities. While we have considered future taxable income and feasible tax planning strategies in determining the amount of our valuation allowances, any difference in the amount that we ultimately may realize would be included as income in the period in which such a determination is made.

      To the extent Telenor ASA should dispose of shares in Telenor Eiendom Holding AS, or dispose of shares in entities demerged from Telenor Eiendom Holding AS, we believe that any taxes will be computed on the difference between the consideration received and the high tax base cost of the shares determined in connection with the in kind contribution prior to our IPO in December 2000. You should read “— Results of Operations — Group — Income Taxes” for additional information on the in kind contribution.

      We have realized significant tax losses on shareholdings, both through liquidation and sale of shares to third parties and between companies in our group. Even though we believe that these tax losses are tax deductible, in 2002 the Norwegian tax authorities challenged our evaluations in connection with one of our transactions. Our accounting policy is that we make provisions to cover for changes in our in tax assessments, pending the outcome of our appeal against these decisions. You should read “— Results of Operations — Group — Income Taxes” and “Item 8: Financial Information — Legal Proceedings” for additional information on the challenge by the Norwegian tax authorities.

      On March 26, 2004, the Norwegian government issued and submitted to the Norwegian parliament (Storting) a consultation paper outlining certain proposals for a future tax reform. The main proposals relating to the taxation of companies provide for a tax exemption on dividend income and a tax exemption on capital gains deriving from disposal of shares. As a result of such exemptions, capital losses deriving from disposals of shares would not be tax deductible. If the government’s proposals receive sufficient support in the Storting, the government might submit draft legislation relating to the proposed tax reform to the Storting in the fall of 2004, in which case the tax exemptions described above could become effective from the fiscal year commenced on January 1, 2004.

      Pension costs, pension obligations and pension plan assets. Calculation of pension costs and net pension obligations (the difference between pension obligations and pension plan assets) are made based on a number of estimates and assumptions. Changes in, and deviations from, estimates and assumptions (actuarial gains and losses) affect fair value of net pension liabilities, but are not recorded in our financial statements unless the accumulated effect of such changes and deviations exceed 10% of the higher of our pension benefit obligations and our pension plan assets at the beginning of the year. From 10% up to 15%, the excess amount is recognized in the profit and loss statement over an estimated average remaining service period of 12 years and any amount in excess of 15% is recognized over a shorter period of 5 years. Actuarial losses have increased starting as of December 31, 1999, and were estimated to be approximately NOK 1.0 billion as of December 31, 2003. These actuarial losses relate mainly to our Norwegian defined benefit plans and were approximately 21% of our pension benefit obligations as of December 31, 2003.

      The increase in actuarial losses was mainly due to the reduction in our discount rate as of December 31, 1999 and again as of December 31, 2003, a lower than estimated actual return on plan assets due to the reduction in share prices in the period 1999 to 2002, that was partially offset by a higher than estimated return in 2003 and higher salary increases and pensions adjustments than we had originally estimated in the period 1999 to 2002. Our key assumptions for our Norwegian defined benefit plans, which constitute the major part of our pension plans, are evaluated each year. In 2003, long-term interest rates were reduced and, consequently, we reduced our discount rate from 6.5% to 5.7% as of December 31, 2003. We also made some other adjustments to our estimates, but the lower discount rate had the most significant effect on the fair value of our pension obligations, which increased. As of December 31, 2003, our assumptions were: 5.7% discount rate, 6.1% expected return on plan assets, 3.4% rate of compensation increase, 3.4% expected increase in the social security base amount, 3.4% annual adjustments to pensions and a 12-year estimated average remaining service period. Changes in these assumptions, as well as deviations from these assumptions and other actuarial assumptions, may affect the estimated net present value of our net pension obligations, actuarial gains and losses and future years pension expenses.

      The table below shows an estimate of the potential effects of a one percentage point change in our key assumptions for our defined benefit plans. As of December 31, 2003, we estimate our pension expense for 2004 for our defined benefit plans to be approximately NOK 820 million. Such expenses were NOK 698 million of our total pension expenses of NOK 760 million in 2003.

      The following estimates and our estimated pension expense for 2004 are based on facts and circumstances as of December 31, 2003. Actual results may deviate from these estimates.

					Social		Annual
			Compensation		Security base		adjustments
	Discount rate		rate		amount		to pensions

	+1%	-1%	+1%	-1%	+1%	-1%	+1%	-1%

	(NOK in millions)
Changes in pension:
Liabilities	(830)	890	660	(540)	(220)	220	500	(410)
Unrecognized actuarial losses	(830)	890	660	(540)	(220)	220	500	(410)
Expenses due to amortization of actuarial losses	(110)	150	110	(90)	(40)	40	90	(70)
Net periodic benefit cost including effect due to amortization of actuarial losses (as shown above)	(280)	340	250	(210)	(90)	90	190	(160)

      Legal proceedings. We are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. We evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Unanticipated events or changes in these factors may require us to increase or decrease the amount we have accrued for any matter or accrue for a matter that has not been previously accrued because it was not considered probable. You should read “Item 8: Financial Information — Legal Proceedings” for additional information on legal proceedings.

OTHER INFORMATION

Inflation

      Our results in recent years have not been substantially affected by inflation. Inflation in Norway as measured by the consumer price index during the years ended December 31, 2001, 2002 and 2003 was 3.0%, 1.3% and 2.5% respectively.

Norwegian GAAP compared with U.S. GAAP

      Our consolidated financial statements have been prepared under Norwegian GAAP, which differs from U.S. GAAP in several respects. We have prepared a reconciliation of our net income for the years ended December 31, 2001, 2002 and 2003, and of our shareholders’ equity as of December 31, 2002 and 2003.

      The significant differences between Norwegian GAAP and U.S. GAAP affecting our net income and shareholders equity are described in note 31 to our audited consolidated financial statements.

      Under U.S. GAAP, net income (loss) for the years ended December 31, 2001, 2002 and 2003 would have been NOK 7,004 million, NOK (3,658) million and NOK 5,036 million, respectively, as compared to, NOK 7,079 million, NOK (4,298) million and NOK 4,560 million, respectively, under Norwegian GAAP.

ITEM 6:     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

      The management of Telenor is vested in our board of directors and our president and chief executive officer. The president is responsible for the day-to-day management of our company in accordance with the instructions, policies and operating guidelines set out by our board of directors. Our articles of association specify that our board of directors shall consist of between five and eleven members. Our board of directors currently consists of ten directors, of whom three are employee representatives.

      The current board of directors (excluding employee representatives) has been elected by the corporate assembly.

      The directors and executive officers of the Company are identified below. The address of the directors and executive officers is c/o Telenor ASA, at the corporate headquarters, Fornebu, Norway.

Board of Directors

				Expiration of
Name	Address	Born	Positions	current term

Thorleif Enger	Oslo	1943	Chairman	Spring 2005
Bjørg Ven	Oslo	1946	Deputy Chairman	Spring 2005
Hanne de Mora	Erlenbach, Switzerland	1960	Director	Spring 2005
Einar Førde	Oslo	1943	Director	Spring 2005
John Giverholt	Asker	1952	Director	Spring 2005
Liselott Kilaas	Oslo	1959	Director	Spring 2005
Jørgen Lindegaard	Copenhagen, Denmark	1943	Director	Spring 2005
Harald Stavn(1)	Kongsberg	1954	Director	Spring 2005
Per Gunnar Salomonsen(1)	Skien	1954	Director	Spring 2005
Irma Tystad(1)	Trysil	1943	Director	Spring 2005

(1)	Elected by the employees.

      Thorleif Enger was elected to the board on October 1, 2001 and was made chairman on March 6, 2003. He is chief executive officer of Yara International ASA. He began working for Norsk Hydro in 1973 and has held a number of positions in the company. Mr. Enger is a member of ABB’s corporate assembly. He has a doctorate in structural engineering from the University of Colorado.

      Bjørg Ven was elected to the board on October 1, 2001. She is a solicitor with attendance rights at the Supreme Court in Norway, and since 1980 has been a partner in the law firm, Haavind Vislie, in Oslo. She is chairman of the appeal board of the Oslo Stock Exchange and the appeal board for Public Acquisitions. Ms. Ven is substitute judge at the EFTA court in Luxembourg and chairman of the board of NOS ASA.

      Hanne de Mora was elected to the board on June 18, 2002. Her work experience includes Den norske Creditbank in Luxembourg and Procter & Gamble in Geneva and Stockholm. She has been a partner with McKinsey & Company since 1996. Since June 2002, she has run her own management resource firm in Switzerland. She has a Master of Business Administration degree from IESE, Barcelona.

      Einar Førde was elected to the board on October 1, 2001. He is an independent consultant and chairman of the board of Norsk Telegrambyra and a board member of Digital Vision AS. From 1989 to autumn 2001, Mr. Førde was the chief executive officer of the Norwegian Broadcasting Corporation (NRK). He was a member of the Norwegian parliament from 1969 to 1989 for the Labor Party and the Minister for Religion and Education from 1979 to 1981. Mr. Førde was the parliamentary leader of the Labor Party in Norway from 1986-89 and deputy leader of the party from 1981-89.

      John Giverholt was elected to the board on May 8, 2003. He is presently chief financial officer of Ferd AS and has previously held leading positions in Arthur Andersen, Actinor, Norsk Hydro, DnB and Orkla. He has a B.Sc. from the University of Manchester, England and is a state authorized public accountant in Norway.

      Liselott Kilaas was elected to the board on May 8, 2003. She heads the Business area Communication and Security Systems of Zenitel in Norway. She has previously held leading positions in the oil industry, PA Consulting Group and Stento AS. She has a M.Sc. from the University of Oslo and an MBA from the International Institute for Management Development (IMD) in Lausanne.

      Jørgen Lindegaard was elected to the board on October 1, 2001. He is the chief executive officer of the airline company, SAS. Lindegaard’s background is in the telecommunications industry, and since 1975 he has held managerial positions at Fyns Telefon A/S, København Telefon A/S and TeleDanmark A/S. He is chairman of the board of Sonofon Holding A/S until 2004. Mr. Lindegaard is a telecommunications engineer and a member of The Academy for Technical Sciences in Denmark and Norway.

      Harald Stavn was elected to the board on June 20, 2000 as an employee representative. Mr. Stavn joined Telenor in 1974 and has held various engineering positions. He is a board member of Telenor Pensjonskasse (Pension Fund), member of the executive board of NITO (the Norwegian Society of Engineers) and employee representative for NITO in Telenor. Mr. Stavn has a technical education from the Technical College of Norwegian Telecom and was also educated as a business economist at Handelshøyskolen BI (the Norwegian School of Management) in Oslo.

      Per Gunnar Salomonsen was elected onto the board on November 1, 2000, as an employee representative. Mr. Salomonsen began working for Telenor in 1973. He has held various positions in Telenor, most recently as operations engineer. From 1995 to 2000, he was a board member of Telenor Nett. Mr. Salomonsen is a group employee representative for the Norwegian trade union EL & IT Forbundet. He is an engineer.

      Irma Tystad was elected to our board of directors on June 20, 2000 as an employee representative. Ms. Tystad began working for Telenor in 1962 and has served as a board member of Telenor Plus since 1995 and of Telenor Pensjonskasse (Pension Fund) since 1997. She is the group employee representative for Kommunikasjonsforbundet (Union of Communications). Ms. Tystad is a graduate of the Technical College of Norwegian Telecom and has subsequently studied business and management.

Board Practices

Remuneration Committee

      In December 2000, our board of directors established a remuneration committee consisting of the chairman and deputy chairman of our board of directors and one member to be elected among our other shareholder-elected board members, currently Liselott Kilaas. Our president and chief executive director Jon Fredrik Baksaas is also invited to attend the meetings of the committee. The primary responsibility of the committee is to discuss and make proposals to the board of directors in respect of our compensation policy for our chief executive officer and group management, as well as the general remuneration policy for our other managers. The committee meets on average four to six times per year.

Audit Committee

      In September 2003, we established an audit committee which at any time shall be composed of at least two members of the board, which are elected by the board of directors. The current members of the audit committee are John Giverholt, who was appointed chairman of the audit committee, and Hanne de Mora. It is the audit committee’s task to support the board of directors in fulfilling its responsibilities with respect to financial reporting, internal accounting controls and auditing matters and to report to the board of directors in connection with the related procedures on an annual basis. With respect to auditing matters, the audit committee is in particular responsible for making recommendations to the board and the general assembly with respect to the appointment, rentention and termination as well as the fees of the external auditors. It is also responsible for fulfilling the responsibilities set forth in the Audit and Permitted Non-Audit Services Pre-Approval Policies and Procedures. For more information on these procedures, you should read “Item 16C: Principal Accountant Fees and Services”. Moreover, the audit committee shall assist the board with regard to the management of operational and financial risks and is responsible for dealing with complaints regarding accounting, internal accounting controls or auditing matters. The audit committee shall meet as and when it deems appropriate, at a minimum, however, three times a year and it may ask the chief executive officer, or also summon other members of management, to attend the meetings as necessary. Mr. Giverholt has been designated as the audit committee’s financial expert, for more information on this designation, you should read “Item 16A: Audit Committee Financial Expert”.

Group Management

Name	Address	Born	Position

Jon Fredrik Baksaas	Sandvika	1954	President and Chief Executive Officer
Torstein Moland	Lier	1945	Senior Executive Vice President and Chief Financial Officer
Arve Johansen	Oslo	1949	Senior Executive Vice President and Chief Executive Officer of Telenor Mobile
Berit Svendsen	Oslo	1963	Executive Vice President and Chief Technology Officer
Jan Edvard Thygesen	Nesbru	1951	Executive Vice President and Chief Executive Officer of Telenor Nordic Mobile
Asmund Løset(1)	Drammen	1957	Executive Vice President and Chief Executive Officer of Telenor Networks
Morten Karlsen Sørby	Oslo	1959	Executive Vice President and Chief Executive Officer of Telenor Norge
Stig Eide Sivertsen	Oslo	1959	Executive Vice President and Chief Executive Officer of Telenor Broadcast

(1)	Asmund Løset was appointed executive vice president and chief executive officer of Telenor Networks on January 6, 2004.

      Jon Fredrik Baksaas has served as our president and chief executive officer since June 21, 2002. Mr. Baksaas joined us in 1989 and previously served as deputy chief executive officer since 1997. Mr. Baksaas has also held positions as director of corporate finance, executive vice president, and chief executive officer of TBK AS. Before joining us, he held finance related positions at Aker AS, Stolt- Nielsen Seaway and Det Norske Veritas. Mr. Baksaas is also a board member of Svenska Handelsbanken AB. Mr. Baksaas received a Master of Science from the Norwegian School of Economics and Business Administration and has attended the Program for Executive Development at IMD in Lausanne, Switzerland.

      Arve Johansen has served as a senior executive vice president since 1999 and as CEO of Telenor Mobile Communications AS since 2000. Mr. Johansen joined us in 1989 and has held a number of positions, including chief executive officer of Telenor International AS. Prior to joining Telenor, Mr. Johansen was employed by EB Telecom as an executive vice president, by the Norwegian Institute of Technology as a research engineer and by ELAB. Mr. Johansen received a Master of Science in electrical engineering (telecommunications) from The Norwegian Institute of Technology and participated in the Program for Management Development at the Harvard Business School.

      Torstein Moland has served as a senior executive vice president since 2000 and chief financial officer of Telenor since 1997. Prior to joining us in 1997, Mr. Moland served as the Governor of the Central Bank of Norway and as executive vice president and chief financial officer of Norske Skog. He had previously served at the Norwegian Ministry of Finance working on economic policy and later as the secretary of state to the Prime Minister. Mr. Moland received an honors degree in economics from the University of Oslo and engaged in additional studies at the Massachusetts Institute of Technology.

      Berit Svendsen has served as an executive vice president and chief technology officer of Telenor since 2000. Since joining us in 1988 Ms. Svendsen has held various position, most recently Project-Director for FMC (Fixed-Mobile Convergence) and as managing director for data services. Ms. Svendsen holds a Master of Science in Electrical Engineering from the Norwegian University of Science and Technology and a Master of Technology Management from the Norwegian School of Economics and Business Administration in Bergen and the Massachusetts Institute of Technology.

      Jan Edvard Thygesen has served as an executive vice president and chief executive officer of Telenor Network Services AS since 1998. Since January 6, 2004, he holds the position of executive vice president and chief executive officer of Telenor Nordic Mobile. Since joining us in 1979, Mr. Thygesen has held various positions, including executive vice president of Telenor Mobil, president of Telenor Invest AS, executive vice president of Telenor Bedrift AS and president of Telenor Nett AS. He has also served as the president of Esat Digifone and Televerket. Mr. Thygesen received a Bachelor of Science in electronics and telecommunications from The Norwegian Institute of Technology.

      Asmund Løset has held the position of executive vice president and chief executive officer of Telenor Networks since January 6, 2004. Since joining us in 1996, Mr. Løset has held various positions including deputy managing director of Telenor Nett. Mr. Løset has also been responsible for our initial public offering and for our efficiency program Delta 4. He has previously worked at Uni Storebrand, where he was director of joint services with responsibility for IT services, economy and legal services. Mr. Løset holds a Master’s Degree in Business Administration from the Norwegian School of Economics and Business Administration in Bergen.

      Morten Karlsen Sørby has held the position as executive vice president of Telenor Norway since January 1, 2003. Mr. Sørby joined us in 1993 and has since held several positions in the group, including executive vice president of Telenor Mobile, director of finance and vice president of Telenor International AS. He has previously worked at Arthur Andersen & Co in Oslo, primarily within IT, telecom and media. Mr. Sørby holds a Master of Science in Business Administration and is a state licensed public accountant (Norway).

      Stig Eide Sivertsen is executive vice president and chief executive officer of Telenor Broadcast. Mr. Sivertsen joined the Company in 1997 as the director of finance and chief accountant for Telenor Link AS. Mr. Sivertsen previously held positions as chief executive officer of Nettavisen AS and chief financial officer of Petroleum Geo-Services ASA and Schibsted ASA. Mr. Sivertsen holds elementary and supplementary degrees in law from the University of Bergen and a Master of Business Administration from Durham University.

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

      One of the principal functions of the corporate assembly is to elect and remove the board of directors. Up to one-third of the members of the board of directors, but in no event less than two persons, including alternates, shall be elected among our employees if one-third of the corporate assembly members demands it.

Half of the members elected by the employees may request that the board members shall be elected by the shareholder elected members and employee elected members of the assembly voting as separate groups. The members are elected for a term of two years. The current term of the members elected by our employees and general meeting will expire during the spring of 2005. The approval of our corporate assembly is required for significant investments as well as for substantial changes to our operations that affect the number or allocation of employees on the recommendation of our board of directors.

      Set forth below is a list of the current members of our corporate assembly.

Name	Address	Position

Mona Røkke	Tønsberg	Chairman
Randi Braathe	Rygge	Deputy Chairman
Jostein Devold	Kristiansand	Member
Jørgen Ole Haslestad	Erlangen	Member
Arne Jenssen	Trondheim	Member
Hans Olav Karde	Tromsø	Member
Berit Kopren	Stavanger	Member
Jan Erik Korssjoen	Kongsberg	Member
Nils-Edvard Olsen	Kirkenes	Member
Stein Erik Olsen	Bergen	Member
Jan Riddervold	Lillehammer	Member
Signe Marie Jore Ritterberg	Oslo	Member
Rune Selmar	Oppegard	Member
Bjørg Simonsen	Mo	Member
Astri Skare	Bergen	Member

Compensation of the Board of Directors, Corporate Assembly and Group Management

      Aggregate remuneration for the board of directors and the corporate assembly for 2003 was NOK 1,630,834 and NOK 551,996, respectively. The members of the board of directors do not have any agreements which entitle them to extraordinary remuneration in the event of termination or change of office, or agreements for bonus or profit sharing options.

      Aggregate remuneration for the group management for 2003 was NOK 21,347,980.

      The annual salary for the president and chief executive officer Jon Fredrik Baksaas was NOK 3,200,000 in 2003. He also received pension premiums of NOK 1,677,463 and other compensation of NOK 118,478 from us. Jon Fredrik Baksaas had no annual bonus agreement in 2003, however, he was granted 250,000 share options on February 21, 2003 with a maturity of 7 years. In addition, he was granted 150,000 share options when he was appointed President and CEO on June 1, 2002 and 100,000 share options under the share option program in 2002. Our pension plan gives Mr. Baksaas the right to retire at the age of 60 with a supplementary pension, resulting in a total pension equal to 66% of NOK 3,000,000, adjusted annually with the Consumer Price Index. The first adjustment occurred on January 1, 2003. Mr. Baksaas has the right to receive salary for a period of 24 months if we terminate the employment, provided that he does not undertake any other employment during such period, in which case the payment would be reduced by 75% of the salary for the new employment. There will be no holiday payment of this amount. The agreed period of termination notice is six months.

      The following table summarizes the principal terms and conditions of termination, pension benefits and incentive package of each member of our group management in 2003, with the exception of Mr. Baksaas for whom information is provided above.

				Share	Share
	Agreed	Severance		Options	Options
Name/title	Notice	Pay	Pension(1)	2002(2)	2003

Senior Executive Vice President Arve Johansen	6 months	6 months	66% of pension-qualifying income at the date of retirement with the right to retire at the age of 60.	100,000	100,000
Senior Executive Vice President and CFO, Torstein Moland	6 months	6 months	66% of pension-qualifying income at the date of retirement with the right to retire at the age of 60.	100,000	100,000
Executive Vice President and CTO, Berit Svendsen	6 months	6 months	66% of pension-qualifying income with the right to retire at the age of 62.	100,000	75,000
Executive Vice President Jan Edvard Thygesen	6 months	6 months	66% of pension-qualifying income at the date of retirement with the right to retire at the age of 62.	75,000	75,000
Executive Vice President Asmund Løset	6 months	6 months	66% of pension-qualifying income at the date of retirement with the right to retire at the age of 62.	—	30,000
Executive Vice President Morten Karlsen Sørby	6 months	6 months	66% of pension-qualifying income with the right to retire at the age of 62. The pension-qualifying income will be equal to the salary of December 31, 2002, with annual regulation according to the consumer price index.	70,000	75,000
Executive Vice President Stig Eide Sivertsen	6 months	No	66% of pension-qualifying income at the date of retirement with the right to retire at the age of 62.	75,000	75,000

(1)	Pension qualifying salary may be lower than actual fixed salary at the date of retirement. Any increase in fixed salary for the group management is conditional upon the implementation of a “cap” on pension qualifying salary similar to that provided in Morten Karlsen Sørby’s pension agreement.

(2)	The share option programs for 2002 and 2003 are described in incentive programs.

(3)	Arve Johansen and Torstein Moland, both have agreements which entitle them to a possible transfer to other tasks within the organization with the right to compensation of half their salary. These agreements relate to a specified time period up to the age of retirement. The future pension benefits are based on the salary at the time of transfer to other work.

      Members of group management are also eligible for annual bonus payments. The bonus base is 4 months of fixed salary in 2003. In addition, there may be an adjustment of + / - 20% conditional upon performance according to certain non-financial criteria. If the budget is reached (under any given bonus criterion), 50% of the bonus is paid. 100% of the bonus may only be paid as a result of exceptional financial performance beyond budget.

Incentive Programs

      Our group management is offered a combination of annual bonus and share options, providing both short- and long-term incentives. Annual bonus is also used as an incentive for other managers and key personnel. A limited group is also offered share options.

      We granted share options on February 21, 2002, February 21, 2003 and February 23, 2004. In addition, 150,000 options were granted to the president and chief executive officer on June 21, 2002. In 2002, 85 managers and key personnel were granted options and in 2003, 110 managers and key personnel were granted options. In 2004, only a limited group of 12 new executives and managers were granted options.

      Options granted in 2002: One third of the options vest in each of the three years subsequent to the date of grant. The latest possible exercise date is seven years subsequent to the date of grant. The exercise price corresponds to the average closing price on the Oslo Stock Exchange for the five trading days prior to the date of grant, increasing by an amount each month corresponding to 1/12 of 12 months NIBOR (Norwegian Interbank Interest Rate). The options may only be exercised four times a year, during a ten-day period after the publication of our quarterly results. For options granted on February 21, 2002, the price at end of exercise life will be NOK 50.96. For options granted to Fredrik Baksaas on June 21, 2002, the price at end of exercise life will be NOK 42.12.

      Options granted in 2003 and 2004: One third of the options vest in each of the three years subsequent to the date of grant and are exercisable if the stock price at the time of exercise is higher than the average closing price on the Oslo Stock Exchange for the five trading days prior to the date of grant, adjusted with 5.38% per year. The latest possible exercise date is seven years subsequent to the date of grant. The exercise price corresponds to the average closing price at Oslo Stock Exchange five trading days prior to the date of grant (NOK 26.44 for 2003 and NOK 48.36 for 2004). The options may only be exercised four times a year, during a ten-day period after the publication of our quarterly results.

		Exercise price
		at the end of
	Share options	option life(1)

Options granted in 2002 (February 21)	2,520,000	50.96
Options granted in 2002 (June 21)	150,000	42.12
Options forfeited in 2002	55,000	50.96
Balance at December 31, 2002	2,615,000	50.45
Options granted in 2003	2,850,000	26.44
Options forfeited in 2003	290,000	32.36
Options exercised in 2003	71,667	50.96
Balance at December 31, 2003	5,103,333	38.06

      The table below details our options outstanding by related option exercise price as of December 31, 2003 and is based on the final exercise price. Some options may be exercised prior to the termination of the plan.

Weighted Average		Weighted Average	Options Exercisable
Exercise Price	Options	Remaining Life	as of
(in NOK)	Outstanding	in years	December 31, 2003(1)

50.96(1)(2)	2,323,333	5 years	726,666
42.12(2)(3)	150,000	5 years	50,000
26.44(3)(4)	2,630,000	6 years	0

(1)	Exercise price for the share option programs of 2002 are calculated at the latest possible date of exercise, and based on 12 month NIBOR implied forward rates calculated of the spot curve (February 20, and June 20, each year, respectively). For the share option program of 2003, the exercise price is fixed throughout the options’ term, and is NOK 26.44.

The options may only be exercised in a period right after the publication of Telenors quarterly financial results.

(2)	First possible exercise was February 2003 for 1/3 of the options.

(3)	First possible exercise was July 2003 for 1/3 of the options.

(4)	First possible exercise was February 2004 for 1/3 of the options.

      Upon the exercise of options we maintain the right to redeem options by paying an amount in cash corresponding to the difference between exercise quotation price and closing price on the day the notification reached the company. The options may be exercised earlier than the end of the option term, as long as they are exercisable.

      The following members of the group management were granted options under the above mentioned option-programs.

	Granted	Granted
	Options as of	options as of
	February 21,	February 21,
Name	2002	2003

Jon Fredrik Baksaas	100,000 (1)	250,000
Torstein Moland	100,000	100,000
Berit Svendsen	100,000	75,000
Arve Johansen	100,000	100,000
Jan Edvard Thygesen	75,000	75,000
Stig Eide Sivertsen	75,000	75,000
Morten Karlsen Sørby	70,000	75,000
Asmund Løset		30,000

(1)	Additional 150,000 options were granted to Mr. Baksaas on June 21, 2002.

Pension Benefits

      We provide pension benefits to substantially all of our employees in Norway through the foundation Telenor Pension Fund (Telenor Pensjonskasse). We established the fund on January 1, 1988 and we established it as our pension fund since September 1, 1995. On that date, all of our employees who had previously been part of a governmental pension scheme were placed into a corporate pension scheme. Under an arrangement with the government, the government’s pension scheme will fund all pension entitlements that were accrued up to September 1, 1995, without any recourse to us.

      The amount of benefits provided through the fund are based on the employee’s length of service and compensation. Full pension benefits through the fund are 66% (inclusive of Norwegian national insurance) of the employee’s annual salary after 30 years of service. However, the annual remuneration that determines the pension benefits cannot exceed 12 times the base amount set by the Government. For May 2003, the base amount is NOK 56,861. The parliament determines the maximum amount of pension benefits annually based on an index linked to an employee’s salary. We estimate that Parliament will increase pension benefits provided through the fund by approximately 3% per year. Under Norwegian law, the Telenor pension fund is treated as a service pension arrangement and, therefore, the premium for the plan is tax deductible.

      The rules set out by our pension fund are used to calculate the value of the commitments made. In addition to the standard benefits described above, we established a supplementary foundation, the Telenor Pension Fund II, on January 1, 1997 to provide additional benefits to eligible employees pursuant to their employment contracts. Full pension under this scheme is 66% of the employee’s annual salary. Employees are eligible for full pension benefits under this scheme after 20 years of service. In this case, the annual remuneration can exceed 12 times the base amount. However, for a limited number of employees the annual pension is maximized to a certain amount. The additional premium payable under the Telenor Pension Fund II is not tax deductible according to Norwegian tax law. The Telenor Pension Fund II is now closed for new members, and a system of supplementary pension based on defined contribution per year (not defined benefit) will be implemented.

      Our Top Management Pension Plan is based on the general pension plan with supplementary pensions through the Telenor Pension Fund II. The Top Management Pension Plan provides higher pensions than those available under the general plan. There is no minimum required period of employment for an employee to qualify for membership in the Top Management Pension Plan. The Top Management Pension Plan is also closed for new members.

Exemptions from corporate governance listing requirements under the NASDAQ Marketplace Rules

      In connection with our initial public offering and the listing of our shares in the United States in December 2000, we received an exemption from the audit committee charter and the audit committee composition requirements under Rule 4350(d) of the NASDAQ Marketplace Rules, which requires an issuer to certify that (i) it has and will continue to have an audit committee consisting of at least three members, who are independent directors and (ii) it has adopted a formal written audit committee charter and that the audit committee has reviewed and reassessed the adequacy of the formal written charter on an annual basis. We also received an exemption from the related independent director requirement under Rule 4350(c), which requires an issuer to maintain a sufficient number of independent directors on its board of directors to satisfy the audit committee requirement. Until September 2003, in accordance with generally accepted business practice in Norway we did not have an audit committee fulfilling the above-mentioned requirements. However, in September 2003, in the light of certain revisions to the corporate governance requirements mentioned above following the adoption of the Sarbanes-Oxley Act of 2002, we adopted an audit committee charter and established an audit committee. For a description of our audit committee, you should read “ — Board practices — Audit Committee.” Furthermore, although our directors do not necessarily fulfill the NASDAQ requirements for independence, our board was and is composed entirely of non-executive members that are independent of our management. Compliance by foreign private issuers with the new requirements for the charter, composition and responsibilities of audit committees as well as for director independence is not required until July 31, 2005.

      We were also granted an exemption with respect to the quorum requirement under Rule 4350(f), which requires each issuer to provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33 1/3% of the outstanding shares of a company’s common voting stock. Our articles of association do not provide any quorum requirement that is generally applicable to general meetings of our shareholders. This absence of a quorum requirement is in accordance with Norwegian law and generally accepted business practices in Norway.

      We also filed an application for exemption from the recently adopted NASDAQ requirements relating to audit committee approval of related party transactions under Rule 4350(h) and shareholder approval of equity compensation plans under Rule 4350(i) with NASDAQ in accordance with Rule 4350(a). Our application is pending.

      With respect to audit committee approval of related party transactions, Norwegian law and practice as well as our codes of conduct provide for certain alternative safeguards. For example: there are restrictions on directors’ actions in situations where conflicts of interest arise; there is a requirement under Norwegian corporate law for the board of directors, which is composed of non-executive directors, to approve material transactions, including material related party transactions; certain material transactions with shareholders require approval by our shareholders; intra-group transactions are required to be on an arm’s length basis and, if they are material, to be approved by the shareholders; and business relationships with Norwegian governmental authorities must comply with certain public procurement rules aiming at equal treatment of suppliers, transparency and competition.

      With respect to the requirement of shareholder approval of equity compensation plans, although equity compensation plans as such are not required to be submitted to the vote of our shareholders, under Norwegian law our board of directors is required to seek shareholder’s authorization to issue new shares, including shares to be issued pursuant to our equity compensation plans. Consequently, our shareholders exercise control over the number of shares which could be issued under such plans and their potentially dilutive effect.

EMPLOYEES

      As of December 31, 2003, we had 19,450 full-time equivalent employees, of whom we employed 12,000 in Norway and 7,450 outside Norway. During 2003, the number of full-time equivalent employees decreased by 494 from our operations in Norway and by 1,416 full-time equivalent employees from our operations outside Norway. Set forth below are the numbers of our full-time equivalent in each of our business areas and other companies as the dates indicated:

	Number of employees(1)			Number of employees(1)			Number of employees(1)

	December 31, 2001			December 31, 2002			December 31, 2003

		Outside			Outside			Outside
Business Area	Norway	Norway	Total	Norway	Norway	Total	Norway	Norway	Total

Mobile	2,133	2,084	4,217	1,878	4,673	6,551	1,723	5,201	6,924
Fixed	6,065	1,701	7,766	5,632	1,583	7,215	5,435	652	6,087
Broadcast	779	164	943	746	226	972	599	210	809
EDB Business Partner FO	2,828	344	3,172	2,452	308	2,760	2,211	266	2,477
Other business units	1,755	1,985	3,740	1,466	2,075	3,541	1,168	1,076	2,244
Corporate functions and group activities	1,140	22	1,162	1,026	35	1,061	864	45	909

Total	14,700	6,300	21,000	13,200	8,900	22,100	12,000	7,450	19,450

(1)	Full-time equivalents

      We were a member of the employers’ association NAVO (the Norwegian association of employers for business activities with public connections) through 2003. During 2003, we reconsidered our membership in the employers’ association NAVO. Group Management decided to leave NAVO and join the employers’ association NHO (Confederation of Norwegian Business and Industry) from February 1, 2004. Joint consultation and cooperation with the trade unions are governed through the Principal Agreement of our employer association, central agreements of cooperation and agreements in the individual business units or companies. The cooperation is also formalized through forums such as the group committee, the joint consultative committee and regular management forums

      Our employees are represented by four trade unions: EL & IT Forbundet, Kommunikasjonsforbundet, NITO-TELE and Tekna Tele. Approximately 55% of our employees are union members. The unions are entitled to appoint three members to our board of directors. However, our employees elect these members.

      We seek to continually improve the skills and development of our employees in each of our business areas. Employees participate in various training programs. Our training organization provides different development programs and we cooperate with selected colleges and universities as well as other educational and research institutions in Norway and abroad. We place great emphasis on promoting an atmosphere geared towards learning and sharing of knowledge, with a strong focus on our efforts to retain our employees, which are strategically important to our business. An important principle of our personnel policy is to appear as an attractive and competitive employer as well as to establish value-added remuneration plans.

      Total loans to employees were NOK 41 million as of December 31, 2003. The loans were mainly given to finance cars purchased by the employees as an alternative to company cars and loans were provided in connection with the purchase of shares in the employee stock ownership program in December 2003 (NOK 16 million). The loans for the purchase of shares was limited to NOK 5,970 per employee after discount. The board of directors will decide whether a similar employee stock ownership program will be established in 2004. Loans extended to employees for share purchases are non-interest-bearing and have a term of 11 months. For more information on our share purchase programs you should read “—Share Ownership”. None of our directors have been extended loans by the company.

SHARE OWNERSHIP

      The number of shares owned by the members of the board of directors, the corporate assembly and the group management as of March 26, 2004 is shown below. Shares owned by the board of directors and the group management include closely related parties.

Number of shares
as of
The Board of Directors	March 26, 2004

Thorleif Enger	2,000
Bjørg Ven	10,000
Harald Stavn	3,503
Per Gunnar Salomonsen	1,671
Irma Tystad	813

Number of shares
as of
The Corporate Assembly	March 26, 2004

Mona Røkke	200
Berit Kopren	275
Stein Erik Olsen	989
Arne Jenssen	407

Number of shares
as of
The Group Management	March 26, 2004

Jon Fredrik Baksaas	20,511
Torstein Moland	16,699
Arve Johansen	24,791
Morten Karlsen Sørby	3,453
Berit Svendsen	4,767
Jan Edvard Thygesen	55,937
Stig Eide Sivertsen	28,424
Asmund Løset	3,118

      In order to encourage long-term shareholding among our employees, all our permanent employees and the employees of our Norwegian subsidiaries where our ownership share directly or indirectly is greater than 90%, were in 2001, 2002 and 2003 extended a loan of approximately NOK 6,000 each to buy shares for an aggregate value of up to NOK 7,500, with a cash discount of approximately 20%. If the average share price in the last 30 days of trading, up to and including December 15, 2004, is at least 12% higher than the corresponding average share price up to and including December 15, 2003, those who subscribed for shares in this offer will be allocated “profit bonus shares” for NOK 2,500, provided that they continue to hold the allocated shares and are still employees of Telenor.

      Approximately 25% of those who were offered shares accepted the offer and were allocated 176 shares each at a value of NOK 42.40, which was the average quoting price during the last five days of trading up to and including December 15, 2003. After taking account of the discount, this gives a value of NOK 34.10 per share.

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

      Other than as described below, we do not believe that we have undertaken any material transactions or loans with a related party.

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

The Kingdom of Norway as a Shareholder

      At April 2, 2004, the Kingdom of Norway owned 959,842,400 shares of Telenor, representing approximately 53.1% of our share capital (as diluted for 40,913,172 own shares).

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

      In January 2004, we entered into an agreement with the Kingdom of Norway, in connection with our program to buy back our own shares in accordance with the authority granted by the general meeting of our shareholders on May 8, 2003. The Kingdom of Norway agreed to cancel an amount of its own shares proportional to the amount of Telenor shares which we repurchase in the market against payment by us. As a result, its ownership interest will remain unchanged.

      On June 14, 2000, the Storting (the Norwegian parliament) authorized the Norwegian government to sell the Kingdom of Norway’s shares in Telenor, provided that it ensures that the Kingdom of Norway’s ownership level in Telenor amounts to at least 51%. In 2001, the Storting authorized the Kingdom of Norway to reduce its ownership level to 34%. In July 2003, the government sold 270,157,600 shares of Telenor (comprising 250,000,000 shares sold to institutional investors in and outside Norway and 20,157,600 shares sold to retail investors in Norway) and reduced its ownership interest to approximately 62.5% of our share capital.

      On March 29, 2004, the government completed the sale of approximately 170,000,000 shares of Telenor, corresponding to approximately 9.4% of our share capital, to institutional investors in and outside Norway at a price of NOK 48.50 per share, thus further reducing its ownership interest to approximately 53.1% (as diluted for 40,913,172 own shares). In addition, the government has announced its intention to offer and sell up to 30,000,000 shares of Telenor, corresponding to approximately 2% of our share capital, to retail investors in Norway at a price of NOK 48.50 per share. Upon completion, and assuming that all of the offered shares will be sold, this transaction is expected to result in the reduction of the government’s ownership interest in Telenor to approximately 51%. The government has agreed not to sell additional Telenor shares for a period of 180 days following completion of this sale.

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

The Kingdom of Norway as a Regulator

      Our telecommunications activities are regulated primarily by the Electronic Communications Act and the secondary regulations promulgated thereunder. Under the Electronic Communications Act, the PT is the agency of the Norwegian government with day-to-day responsibility for overseeing the telecommunications sector. The PT reports to the Ministry of Transport and Communications.

      The question of the organization of ownership and regulatory roles in the telecommunications sector has been considered in numerous proposals before the Storting. In order to increase market confidence that the ownership and regulatory roles in the telecommunications sector are organized in an acceptable manner, among other reasons, the Norwegian government transferred the administration of the Kingdom of Norway’s ownership interest in Telenor to the Ministry of Trade and Industry on September 8, 2000.

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

OTHER RELATED PARTY TRANSACTIONS

      We have entered into arrangements with a number of subsidiaries and affiliated companies in the course of our business. Transactions between us and these subsidiaries and affiliated companies are conducted at arms’ length, meaning on commercially reasonable terms that would also have been agreed by unrelated third parties. We provide a variety of services to these companies, including network services, invoicing and collection services, treasury services, administrative and managerial services. For a description of certain of these related party transactions, you should read note 26 to our consolidated financial statements. Short and long term receivables from associated companies and joint ventures are set out in notes 16 and 17 to our consolidated financial statements.

OTHER INFORMATION

      As of March 26, 2004, 562,499 ADSs equivalent to 1,687,497 ordinary shares, or approximately 0.09% of the total ordinary shares in issue, were outstanding and were held by three holders.

      As of March 26, 2004, there was a total of 51,420 record holders of ordinary shares, of whom 173 had registered addresses in the United States and held a total of 121,341,534 ordinary shares (6.72% of the total issued). Since certain ordinary shares are registered in the names of nominees, the number of shareholders of record may not be representative of the number of beneficial owners.

      For the number of shares owned by the members of the board of directors, the corporate assembly and the group management as of March 26, 2004, you should read “Item 6: Directors, Senior Management and Employees — Share Ownership”. Shares owned by the board of directors and the group management include closely related parties.

ITEM 8:  FINANCIAL INFORMATION

FINANCIAL STATEMENTS

      See “Item 18: Financial Statements”.

LEGAL PROCEEDINGS

      We are involved in a number of legal proceedings, including among others those described below, concerning matters arising in connection with the conduct of our business. Provisions have been made to cover unfavorable rulings or deviations in tax assessments, pending the outcome of appeals by us against these decisions, as described below. Furthermore, provisions have been made to cover the expected outcome of other proceedings to the extent that negative outcomes are likely, and reliable estimates can be made. However, most of the proceedings against us are of such a nature that provisions cannot be estimated. While acknowledging the uncertainties of litigation we believe that, based on the information available to date, these matters will be resolved without any material negative effect on our financial position. You should read “Item 4: Information about the Company — Regulation” for a description of regulatory proceedings.

      In January 2003, we initiated proceedings against the Norwegian tax authorities before the Oslo District Court relating to the non-recognition of a tax loss deriving from an intra-group sale of shares in Sonofon Holding A/S. The disputed amount is approximately NOK 8.6 billion, which results in a tax charge of NOK 2.4 billion. Hearings were held before the Oslo District Court in January 2004 and the court has not yet issued its decision.

      In April 2001, the company S&A Telecom (Cyprus) Limited, on behalf of WR Com Enterprises Limited, initiated legal proceedings against us before the civil court of Athens, Greece, claiming approximately NOK 444 million plus interest related to disputes under several agreements entered into in connection with ownership interests in Cosmote. In January 2003, the court ruled that we were obliged to pay WR Com Enterprises Limited approximately NOK 444 million plus interest. In April 2003, we appealed the ruling. WR Com Enterprises Limited had also commenced arbitration proceedings in Oslo based on similar grounds in the same complex of cases, but withdrew the arbitration case in October 2002. In October 2003, we entered into a settlement agreement with S&A Telecom (Cyprus) Limited and WR Com Enterprises Limited. Under the terms of the settlement we paid EUR 33.6 million to WR Com Enterprises Limited.

      In July 2002, TDC Tele Danmark AS, Telia Mobile AB, Sonera AB and Iceland Telecom Ltd. initiated legal proceedings against us before a court of arbitration. The claimants were making claims for compensation based on the assumption of joint ownership of the “INMARSAT” earth stations at Eik and associated activities. The arbitration panel issued its decision, which was favorable to us, in December 2003.

      In December 1997, Teletopia AS initiated legal proceedings against us before the Oslo District Court claiming, among other things, that the termination of agreements entered into with Teletopia in 1995 was invalid and that we should be ordered to pay compensation as determined by the court. In April 2001, the

Oslo District Court ruled that we are to pay compensation of NOK 23.5 million to Teletopia. We appealed the decision and Teletopia cross-appealed requesting additional compensation. The Court of Appeal issued its judgment in February 2004, dismissing the claim against us upon payment of NOK 600,000. In addition, we were awarded approximately NOK 8.1 million to cover our legal costs. Teletopia has filed an appeal against this decision with the Norwegian Supreme Court.

      Tele2 brought legal action against us in June 2002 claiming damages of NOK 98.2 million based on an alleged breach of an administrative decision by the Norwegian Post and Telecommunication Authority, regarding the implementation of carrier preselection. In November 2001, Oslo District Court ruled in our favor in a case where Tele2 claimed compensation for the delayed implementation of carrier preselection based on an alleged breach of the interconnection agreement. Tele2 appealed. In January 2004, all pending legal actions between us and Tele2 were withdrawn after an out-of-court settlement was reached. However, in March 2004, we were summoned to appear before the conciliation board, the first step in Norwegian civil court proceedings before a case is transferred to the competent court if no settlement is reached between the parties, in connection with a complaint filed by Tele2. Tele2 is claiming repayment of approximately NOK 113 million plus interests and legal costs based on the allegation that the prices charged by us for resale of mobile telephone services under the service provider agreement with Tele2 have not been in accordance with the requirements for cost-oriented pricing.

      In November 2003, Sense Communication ASA initiated legal proceedings against us before the Oslo District Court claiming up to NOK 170 million based on allegations that our prices set forth in a service provision agreement for the period 2000-2003 had been excessive and not in accordance with the requirements for cost-oriented pricing. Sense has given notice to the effect that the claim might be recalculated in order to include the year 2003 and other relevant years according to financial information to be filed by us. The Oslo District Court has not yet decided a date for commencement of court hearings.

      The liquidators of Enitel AS have initiated legal proceedings against us before the Asker and Bærum District Court. The claim for damages and reimbursement of NOK 121.2 million (excluding interest) is based on alleged overcharging for leased lines and traffic terminated in our fixed and mobile networks for the period of 1997 to 2001 The district court has not yet decided on a date for the commencement of court hearings.

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

	NOK per
	ordinary share		$ per ADS

	High	Low	High	Low

2001	45.40	28.00	15.625	9.000
2002	39.30	22.50	13.330	9.000
2003	44.50	22.80	20.200	9.500
2002
First Quarter	39.60	31.60	13.329	10.449
Second Quarter	36.50	22.70	12.850	9.550
Third Quarter	29.80	22.20	12.239	9.050
Fourth Quarter	31.20	22.50	12.550	9.000

	NOK per
	ordinary share		$ per ADS

	High	Low	High	Low

2003
First Quarter	28.80	22.80	12.000	9.500
Second Quarter	31.80	23.20	13.800	9.760
Third Quarter	33.80	29.20	14.300	12.020
Fourth Quarter	44.50	32.20	20.200	13.701
2004
First Quarter	51.00	43.40	22.550	19.760
October 2003	39.20	32.20	16.938	13.701
November	41.40	38.30	18.249	16.000
December	44.50	41.80	20.200	18.040
January 2004	50.50	43.40	22.150	20.090
February	51.00	47.20	22.550	20.100
March	50.25	46.30	22.000	19.760

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

Share capital

      Our share capital is NOK 10,827,875,664 divided into 1,804,645,944 ordinary shares.

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

      The members of the corporate assembly and the board of directors have fiduciary duties to the shareholders, see “Item 6: Directors, Senior Management and Employees — Directors and Senior Management — Corporate Assembly” and “— Liability of Directors” below.

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

      We are currently executing a share buy-back program, which was authorized by our general meeting of shareholders on May 8, 2003.

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

Inheritance tax and gift tax

      Upon transfer of shares due to inheritance or certain gifts, such transfer may be subject to inheritance or gift tax. The basis for the computation is the market value at the time the transfer takes place. Still, such transfer is not subject to Norwegian tax if the donor/ deceased was neither a national nor resident of Norway for tax purposes.

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

      The taxable gain or loss is computed as the sales price adjusted for transactional expenses less the taxable basis. A shareholder’s taxable basis normally equals the cost of shares adjusted according to the so-called RISK-rules (RISK is the Norwegian abbreviation for the variation in the company’s retained earnings after tax during the ownership of the shareholder). The RISK amount is computed for each fiscal year, and regulate the taxable basis as of January 1 in the assessment year. If the shareholder owns shares acquired at different points in time, the shares that were acquired first will be regarded as the first to be sold, on a first-in first-out basis.

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

United States Tax Matters

General

      This section describes the material United States federal income tax consequences of owning shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	dealers in securities,

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings,

•	tax-exempt organizations,

•	life insurance companies,

•	persons liable for alternative minimum tax,

•	persons who actually or constructively own 10% or more of the voting stock of Telenor,

•	persons who hold shares or ADSs through a partnership or other pass-through entity,

•	persons who hold shares or ADSs as part of a straddle or a hedging or conversion transaction, or

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar.

      This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the Convention between the United States of America and the Kingdom of Norway for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Property (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. Taking into account this assumption, for United States federal income purposes, if you hold ADRs evidencing ADSs, you generally will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

      You are a “U.S. holder” if you are a beneficial owner of shares or ADSs that is for United States federal income tax purposes:

•	a citizen or resident of the United States,

•	a U.S. domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

      You should consult your own tax advisor regarding the United States federal, state and local and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

Taxation of dividends

      Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, the gross amount of any dividend paid by Telenor out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15%, provided that you hold the shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date. On February 19, 2004, the United States Internal Revenue Service announced that it will permit taxpayers to apply a proposed legislative change to this holding period requirement as if such change were already effective. This legislative “technical correction” would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends paid by Telenor generally will be qualified dividend income.

      You must include any Norwegian tax withheld from the dividend payment in this gross amount even though you do not in fact receive the amount withheld as tax. The dividend is taxable to you when you, in the case of shares, or the depository, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Norwegian Krone payments made, determined at the spot Norwegian Krone/U.S. dollar rate on the date the dividend distribution is included in your income, regardless of whether the payment is in fact converted into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars generally will be treated as ordinary income or loss. Such gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits (as determined for United States federal income tax purposes) will be treated as a non-taxable return of capital to the extent of your tax basis in the shares or ADSs and, to the extent in excess of your tax basis, will be treated as capital gain.

      Subject to certain limitations, the 15% Norwegian tax withheld in accordance with the Treaty and paid over to Norway will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent that a refund of a portion of the tax withheld is available to you under Norwegian law or the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. See “Norwegian Tax Matters — Taxation of dividends” above. Dividends will be income from sources outside the United States, and generally will be “passive income” or “financial services income,” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of capital gains

      Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

      Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

      If our shares or ADSs are considered marketable stock, you may also make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted basis in your shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts.

      In addition, notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

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

ITEM 11:  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FUNDING AND FINANCIAL RISK MANAGEMENT ACTIVITIES IN TELENOR

      Telenor ASA’s treasury function is responsible for funding, foreign exchange risk, interest rate risk and credit risk management for the parent company and for companies in which we have an ownership interest of more than 90%. Subsidiaries in which we own an interest of less than 90% normally have standalone financing.

      We have limited activity related to interest rate and currency trading. As of December 31, 2003 we did not have any outstanding open trading positions.

      Our management emphasizes financial flexibility. An important part of this emphasis is to minimize liquidity risk through ensuring access to a diversified set of funding sources. Telenor ASA issues debt in the domestic and international capital markets mainly in the form of commercial paper and bonds. We use our Euro commercial paper program, U.S. commercial paper program, Euro medium term note program and three Norwegian “open bond programs” with different maturities. To secure satisfactory financial flexibility, Telenor ASA established a committed syndicated revolving credit facility of EUR 1.5 billion with maturity in 2008. You should read “Item 5: Operating and Financial Review and Prospects — Information About Contractual Cash Payments and Capital Resources — Capital Resources” and note 20 to our consolidated financial statements for additional information about our sources of financing.

      Changes in market interest rates affect fair value of assets and liabilities, as well as interest payments and receipts. We are exposed to interest rate risk through funding and cash management activities. The objective for interest rate risk management is to minimize interest cost while at the same time holding the volatility of future interest payments within acceptable limits. To achieve this we use a simulation model that takes into account market variables and the portfolio composition. Generally, the average duration of the debt liability portfolio should be between 0.5 and 2.5 years. We apply interest rate derivatives to manage the interest rate risk of the debt portfolio. This typically involves interest rate swaps, whereas forward rate agreements and interest rate options are used in certain situations.

      We are exposed to changes in the value of the Norwegian Krone (NOK) relative to other currencies. We have invested in companies that have other functional currencies than NOK. In addition, in certain instances companies that mainly operate in NOK will also enter into transactions denominated in currencies other than NOK. The book value of our net investments in foreign entities varies with changes in the value of NOK compared to other currencies. Moreover, these companies will typically pay dividends, if any, in their local currency. Management’s strategy to handle exchange rate exposures related to net investments is to issue debt in the currencies involved. Combinations of money market instruments (commercial paper and bonds) and derivatives (foreign currency forward contracts and currency swaps) are typically used for this purpose. Exchange rate risk related to debt instruments in foreign entities is also a part of our risk exposure. Norwegian entities may also be exposed to exchange rate risk. Such exposures typically arise from revenues or operating expenses in foreign currencies. This exchange rate risk is normally not hedged by us. Exchange rate risk also arises when Norwegian entities enter into other transactions denominated in foreign currency, or when agreements are made to acquire or dispose of investments outside Norway. Committed cash flows equivalent to NOK 50 million or higher are hedged economically, typically using options or forward contracts.

      Hedging as described above is only carried out in currencies that have well-functioning capital markets.

SENSITIVITY ANALYSIS

      We have adopted sensitivity analysis as the approach to quantify market risk.

      Fair value of debt instruments issued by Telenor ASA is calculated using an interest rate curve, which incorporates estimates of the Telenor ASA credit spreads as of December 31, 2003. The credit curve has been extrapolated from trades observed in the secondary market of Telenor ASA debt instruments with different maturities.

      Fair value of debt instruments issued by our subsidiaries is determined by reference to market quotes where such are available. Fair value of other floating rate instruments issued by our subsidiaries is assumed to be equal to the book value.

      For all other interest bearing liabilities fair value is estimated using the Telenor ASA credit curve described above.

      Fair value of currency swaps, foreign currency forward contracts and interest rate swaps is estimated by reference to the present value of future cash flows, calculated by using quoted swap curves and exchange rates as of December 31, 2003. Options are revalued using appropriate option pricing models.

      Interest rate risk is quantified by change in fair value given a 10% parallel shift in interest rate curves. Exchange rate risk is quantified by change in fair value from a 10% change in spot rates against the

Norwegian Krone. Changes in market volatilities will change the fair value of option instruments. Volatility risk is quantified by change in fair value due to a 10% change in implied volatilities.

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

	Fair value					Volatility
	as of	Interest rates		Exchange rates		of options
	December 31,
2003	2003	-10%	10%	-10%	10%	-10%	10%

	(NOK in millions)
Foreign exchange derivatives	1,515	62	(61)	(576)	576	—	—
Interest rate derivatives	(26)	(8)	11	(32)	32	(10)	10
Net interest-bearing liabilities	(20,147)	(287)	280	2,034	(2,034)	—	—

Total	(18,658)	(233)	230	1,426	(1,426)	(10)	10

	Fair value					Volatility
	as of	Interest rates		Exchange rates		of options
	December 31,
2002	2002	-10%	10%	-10%	10%	-10%	10%

	(NOK in millions)
Foreign exchange derivatives	699	54	(53)	(553)	553	—	—
Interest rate derivatives	(12)	90	(89)	15	(15)	(1)	1
Net interest-bearing liabilities	(27,880)	(360)	352	2,205	(2,205)	—	—

Total	(27,193)	(216)	213	1,637	(1,637)	(1)	1

      The decrease in market value of net interest-bearing liabilities as of December 31, 2003 compared to December 31, 2002 was primarily due to our repayment of interest-bearing liabilities during 2003 and the increase in our liquid assets as discussed under “Item 5: Operating and Financial Review and Prospects — Results of Operations — liquidity” above.

      The risk arising from changes in option volatilities was insignificant due to the small volume of options in the portfolio.

      As of December 31, 2003, the interest rate sensitivity was substantially in line with December 31, 2002. The absolute size of net interest bearing liabilities decreased resulting in a decrease in the quantified interest rate sensitivity, holding duration constant, offset by the increase in the average duration of the net interest-bearing liabilities portfolio.

      As of December 31, 2003, the exchange rate risk quantified in this analysis decreased compared to December 31, 2002, because the hedging portfolio was slightly reduced in this period.

ITEM 12:     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

PART II

ITEM 13:     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      Not applicable.

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      None.

ITEM 15:     CONTROLS AND PROCEDURES

      We maintain “disclosure controls and procedures” as such term is defined in Exchange Act Rule 13a-15(e). This includes the establishment of a disclosure committee. The disclosure committee currently consists of Torstein Moland, chief financial officer, Bjørn Brenna, group controller, Pal Wien Espen, general counsel, Kai Rosenberg, head of communication, and Erling Thune, head of investor relations. The committee is generally responsible for considering the materiality of information and determining our disclosure obligations on a timely basis. The committee also allocates reviewing responsibilities to the appropriate officers within Telenor. The committee, together with our chief executive officer and chief financial officer, has the responsibility for the evaluation of the effectiveness of our disclosure and control procedures and may generally take all actions deemed necessary or desirable to ensure compliance with such procedures.

      In designing and evaluating our disclosure controls and procedures, our management, including the chief executive officer and the chief financial officer, recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. Our disclosure controls and procedures have been designed to meet, and management believes that they meet, reasonable assurance standards.

      Our management, with participation of the chief executive officer and the chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (pursuant to Exchange Act Rule 13a-15(b)) as of the end of the period covered by this annual report. Based on that evaluation our management, including the chief executive officer and the chief financial officer, concluded that subject to the limitations noted above our disclosure controls and procedures were effective as of December 31, 2003.

      There have been no significant changes in our internal controls over financial reporting identified in connection with the above-mentioned evaluation that occurred in the period covered by this annual report that have materially affected or are reasonably likely to materially affect our internal control over financial reportings.

ITEM 16A:     AUDIT COMMITTEE FINANCIAL EXPERT

      On December 19, 2003, our board of directors determined that John Giverholt qualifies as an audit committee financial expert within the meaning of Item 16A of Form 20-F. For more information on our audit committee you should read “Item 6: Directors, Senior Management and Employees — Directors and Senior Management — Board Practices”.

ITEM 16B:     CODE OF ETHICS

      On March 25, 2004, our board of directors adopted amendments to our existing Codes of Conduct, which are applicable to all directors, officers and employees. These amendments revise the Codes of Conduct to include the standards required for a “Code of Ethics” within the meaning of Item 16B of Form 20-F and

NASDAQ Marketplace Rule 4350(n). The Codes of Conduct are available on our website at http://www.telenor.com/csr/coc/.

ITEM 16C:     PRINCIPAL ACCOUNTANT FEES AND SERVICES

      The following table provides an overview of the fees billed by Ernst & Young AS, our independent auditors in respect of 2002 and 2003, for professional services performed in respect of 2002 and 2003, respectively.

	Year ended
	December 31,

	2002	2003

	NOK in millions
Audit Fees	18.6	24.5
Audit-Related Fees	12.1	17.1
Tax Fees	4.5	6.3
All Other Fees	1.6	1.0

Total	36.8	48.9

      Audit services. The following services were billed under the category “audit services”: audit of financial statements, reviews of quarterly reports, including the formulation of audit opinions and reports, domestic and international statutory audits, tax services necessary for compliance with generally accepted auditing principles, and support in the preparation and auditing of the documents to be filed. Audit services also included the auditing of information systems and processes and tests which serve to promote understanding and reliability of systems and internal corporate controls, as well as advice on issues of accounting and reporting.

      Audit-related services. Audit-related services mainly consisted of services which are normally performed by the independent accountant in connection with the auditing of the annual financial statements. Audit-related services also included due diligence in connection with acquisitions and disposals, advice on issues of accounting and reporting which were not classified as audit services, support with the interpretation and implementation of new accounting and reporting standards, information systems audits, regulatory reporting audits and auditing of employee benefit plans.

      Tax services. Tax services primarily consisted of services relating to the review of tax compliance and tax advice, mainly outside Norway.

      Other services. Other services consisted of services unrelated to the audits of our financial statements, such as consultation regarding regulatory reporting and training sessions.

      The audit committee of our board of directors is responsible, among other matters, for the oversight of our independent auditors. On May 6, 2003, our board of directors adopted the Audit and Non-Audit Services Pre-Approval Policies and Procedures (the “Procedures”) governing the approval by our audit committee of audit and non-audit services to be performed by our independent auditors in order to ensure that the provision of such services does not impair the auditors’ independence. Prior to the establishment of the audit committee in September 2003, our board of directors was responsible for the approval of the provision of such services under the Procedures.

      Under the Procedures, proposed services (i) are either reviewed and generally pre-approved by the audit committee on an annual basis (“general pre-approval”); or (ii) require specific pre-approval by the audit committee (“full pre-approval”). An appendix to the Procedures sets forth audit, audit-related and tax services that have received general pre-approval, which is generally valid for the fiscal year, unless provided otherwise. The audit committee can amend this list based on subsequent determinations. Proposed services by the independent auditors that are not set forth in the appendix require full pre-approval by the audit committee. There is also an appendix setting forth prohibited non-audit services.

      All services to be performed by the independent accountants were subject to the Procedures and approved in advance either specifically or generally. No services which are classified as prohibited services by the U.S. Securities and Exchange Commission were commissioned after May 6, 2003.

      The designated financial expert of the audit committee shall report to the audit committee on a regular basis for informational purposes. Our internal auditor, who has been designated by our board of directors to generally monitor compliance with the Procedures, will assist the designated financial expert in determining whether a proposed service falls with in the category of services enjoying general pre-approval. Requests for full pre-approval must be accompanied by a joint statement from our internal auditor and the independent auditors setting forth whether in their view the request for approval is consistent with the SEC’s rules on auditor independence. The internal auditors and management will immediately report violations of the Procedures to the audit committee.

      The independent auditors will submit to our audit committee on an annual basis a formal written statement delineating the relationships between us and them and there will be a discussion of the independent auditors’ methods and procedures for ensuring independence. In connection with each engagement, the independent auditors will be required to represent and confirm that the proposed services will not affect their independence.

ITEM 16D:     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

      Not applicable.

ITEM 16E:	PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

      Not yet applicable.

PART III

ITEM 17:     FINANCIAL STATEMENTS

      Not applicable.

ITEM 18:     FINANCIAL STATEMENTS

      Our consolidated financial statements of Telenor ASA beginning on page F-1 and the related notes, the report thereon of Ernst & Young AS and the report of PricewaterhouseCoopers DA on the financial statements of Telenor Mobil AS as of and for the year ended December 31, 2003 are filed as part of this annual report on Form 20-F.

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

ITEM 19:     EXHIBITS

      The following exhibits are filed as part of this annual report:

Exhibit 1	Articles of Association for Telenor ASA, as amended on February 12, 2004 (English translation)
Exhibit 2(b)(i)	Instruments defining the Rights of Holders of Long-Term Debt:
Terms and conditions of Telenor’s US$6 billion Euro Medium-Term Notes program.(*) Excluding such program, the total amount of long-term debt securities of Telenor authorized under any instrument, does not exceed 10% of the total assets of Telenor on a consolidated basis. Telenor agrees to furnish copies of any or all such other instruments to the Securities and Exchange commission upon request.
Exhibit 4(c)	Form of Director/ Group Management Employment Contract(**)
Exhibit 8	Subsidiaries
Exhibit 12	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 13	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(*)	Incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2002.

(**)	Incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2000.

SIGNATURE

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Telenor ASA
(Registrant)

By:	/s/ TORSTEIN MOLAND

Torstein Moland
Chief Financial Officer

Date: April 2, 2004

TELENOR ASA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TELENOR ASA
Annual consolidated financial statements:
Reports of Independent Accountants
Report of Ernst & Young AS as of and for the years ended December 31, 2002 and 2003, dated March 25, 2004	F-2
Report of PricewaterhouseCoopers DA on the financial statements of Telenor Mobil AS, as of and for the year ended December 31, 2003, dated March 23, 2004	F-3
Report of Arthur Andersen & Co. for the fiscal year ended December 31, 2001, dated March 12, 2002*	F-4
Consolidated Statements of Profit and Loss	F-5
Consolidated Balance Sheet	F-6
Consolidated Cash Flow Statement	F-7
Consolidated Statement of Shareholder’s Equity	F-8
Summary of Significant Accounting Principles	F-10
Notes to the Consolidated Financial Statements	F-16

*	This report (i) is a copy of the accountants’ report, dated March 12, 2002, previously issued by Arthur Andersen & Co. for the financial statements of Telenor ASA as of December 31, 2000 and 2001, and for the years then ended, (ii) has not been reissued by Arthur Andersen & Co. and (iii) is included herein pursuant to Rule 2.02(e) of Regulation S-X.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of the Telenor Group

      We have audited the accompanying consolidated balance sheets of the Telenor Group as of December 31, 2003 and 2002, and the related consolidated statements of profit and loss, consolidated statements of shareholders’ equity, and consolidated cash flow statements for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Telenor Mobil AS, a wholly-owned subsidiary, as of and for the year ended December 31, 2003, which statements reflect total assets constituting 9 percent as of December 31, 2003 and total revenues constituting 17 percent in 2003 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Telenor Mobil AS, is based solely on the report of the other auditors. The financial statements of the Telenor Group for the year ended December 31, 2001, were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose report dated March 12, 2002, expressed an unqualified opinion on those statements.

      We conducted our audits in accordance with auditing standards generally accepted in Norway and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

      In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Telenor Group at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in Norway.

      Accounting principles generally accepted in Norway vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements. As discussed above, the financial statements of the Telenor Group for the year ended December 31, 2001 were audited by other auditors who have ceased operations. Note 31 in these financial statements has been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (Statement) No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 31 with respect to 2001 included (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill and equity method goodwill as a result of initially applying Statement No. 142 (including any related tax effects) to the Company’s underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-share amounts. In our opinion, the disclosures for 2001 in Note 31 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such disclosures in Note 31 and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

Ernst & Young AS

Oslo, Norway

March 25, 2004

REPORT OF INDEPENDENT AUDITORS

To the shareholder of Telenor Mobil AS

      We have audited the accompanying balance sheet of Telenor Mobil AS as of December 31, 2003, and the related statements of income and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management and Board of Directors. Our responsibility is to express an opinion on the financial statements based on our audit.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telenor Mobil AS at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in Norway.

PricewaterhouseCoopers DA

Oslo, Norway
March 23, 2004

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

ARTHUR ANDERSEN & CO

Oslo, Norway, March 12, 2002

CONSOLIDATED STATEMENT OF PROFIT AND LOSS

Telenor Group January 1 – December 31

	Note	2001	2002	2003

		(NOK in millions except
		per share amounts)
Revenues	2	40,604	48,668	52,889
Gains on disposal of fixed assets and operations	2	5,436	158	232
Total revenues		46,040	48,826	53,121
Operating expenses
Costs of materials and traffic charges	4	10,204	12,485	13,094
Own work capitalized	5	(1,002)	(567)	(571)
Salaries and personnel costs	6,7	10,128	10,104	9,561
Other operating expenses	8,9	12,397	13,188	12,506
Losses on disposal of fixed assets and operations		63	147	229
Depreciation and amortization	14,15	7,251	10,236	10,597
Write-downs	14,15	3,822	3,553	145
Total operating expenses		42,863	49,146	45,561
Operating profit (loss)		3,177	(320)	7,560
Associated companies	16	8,237	(2,450)	1,231
Financial income and expenses
Financial income		897	567	586
Financial expenses		(1,396)	(1,833)	(2,023)
Net currency loss		(402)	(311)	(1)
Net gain (loss) and write-downs of financial items		(258)	(789)	73
Net financial items	12	(1,159)	(2,366)	(1,365)
Profit (loss) before taxes and minority interests		10,255	(5,136)	7,426
Taxes	13	(3,897)	480	(2,376)
Profit (loss) before minority interests		6,358	(4,656)	5,050
Minority interests		721	358	(490)
Net income (loss)		7,079	(4,298)	4,560
Net income (loss) per share in NOK (basic), excluding treasury shares		3.99	(2.42)	2.57
Net income (loss) per share in NOK (diluted), excluding treasury shares		3.99	(2.42)	2.57

CONSOLIDATED BALANCE SHEET

Telenor Group at December 31

	Note	2002	2003

		(NOK in millions)
Assets
Deferred tax assets	13	4,866	3,850
Goodwill	15	10,100	9,224
Other intangible assets	15	6,682	5,536
Tangible assets	15	39,265	35,722
Financial assets	16	13,249	14,014

Total fixed assets		74,162	68,346

Inventories		632	504
Current receivables, etc.	17	8,868	9,232
Short-term investments	18	532	384
Cash and cash equivalents	27	5,264	7,644
Total current assets		15,296	17,764

Total assets		89,458	86,110

Equity and liabilities
Shareholder’s equity		33,685	37,237
Minority interests		3,603	3,646

Total equity and minority interests		37,288	40,883

Liabilities
Provisions	19	1,176	1,645
Long-term interest-bearing liabilities	20, 21	28,805	25,376
Long-term non-interest-bearing liabilities	22	473	754
Total long-term liabilities		29,278	26,130

Short-term interest-bearing liabilities	20	3,591	386
Short-term non-interest-bearing liabilities	22	18,125	17,066
Total short-term liabilities		21,716	17,452

Total equity and liabilities		89,458	86,110

Assets pledged	23	9,892	8,148
Guarantee liabilities	23	2,515	2,557
Contingent liabilities	24

CONSOLIDATED CASH FLOW STATEMENT

Telenor Group January 1 — December 31

	2001	2002	2003

	(NOK in millions)
Proceeds from sale of goods and services	39,771	50,480	53,208
Payments to suppliers of goods and services and of other operating expenses	(22,234)	(25,056)	(25,714)
Payments to employees, pensions, social security tax, tax deductions	(9,186)	(9,643)	(9,400)
Interest etc. received	739	796	1,318
Interest etc. paid	(1,405)	(1,629)	(2,494)
Other proceeds and payments related to operating activities	366	(142)	(131)
Payment of taxes and public duties	(1,058)	(1,948)	(3,111)
Net cash flow from operating activities(1)	6,993	12,858	13,676
Proceeds from sale of tangible and intangible assets	1,413	210	523
Purchase of tangible and intangible assets	(11,558)	(9,098)	(6,536)
Cash receipts from sale of subsidiaries and associated companies, net of cash transferred	37,919	191	2,327
Cash payments on purchase of subsidiaries and associated companies, net of cash received	(6,125)	(12,232)	(506)
Proceeds from sale of other investments	314	271	1,072
Payments for other investments	(1,072)	(1,069)	(334)
Net cash flow from investment activities	20,891	(21,727)	(3,454)
Proceeds from long-term liabilities	4,199	19,567	779
Proceeds from short-term liabilities	442	184	311
Payments on long-term liabilities	(28,103)	(10,140)	(4,990)
Payments on short-term liabilities	(482)	(549)	(3,122)
Proceeds from issuance of shares to minorities in subsidiaries	89	181	32
Proceeds from issuance of shares	21	19	—
Purchase of own shares from and dividend paid to minorities in subsidiaries	—	—	(7)
Payment of dividends	(532)	(621)	(890)
Net cash flow from financing activities	(24,366)	8,641	(7,887)
Effect on cash and cash equivalents of changes in foreign exchange rates	15	(347)	45
Net change in cash and cash equivalents	3,533	(575)	2,380
Cash and cash equivalents at January 1	2,306	5,839	5,264
Cash and cash equivalents at December 31	5,839	5,264	7,644
Reconciliation(1)
Net income	7,079	(4,298)	4,560
Minority interests	(721)	(358)	490
Taxes	3,897	(480)	2,376
Profit before taxes and minority interests	10,255	(5,136)	7,426
Taxes paid	(1,173)	(2,050)	(3,283)
Net (gain) loss including write-downs of financial items	(5,115)	778	(76)
Depreciation, amortization and write-downs	11,073	13,789	10,742
Associated companies	(8,237)	2,450	(1,231)
Changes in inventories	32	(39)	3
Changes in accounts receivable and prepayments from customers	(368)	1,593	1,017
Changes in accounts payable and prepaid expenses	(436)	126	119
Difference between expensed and paid pensions	(106)	359	134
Currency (gains) losses not relating to operating activities	367	391	(78)
Change in other accruals	701	597	(1,097)
Net cash flow from operating activities	6,993	12,858	13,676

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

Telenor Group

				Other		Cumulative
	Number	Nom	Share	paid	Other	translation	Treasury
	of shares	amount	Capital	capital	equity	adjustment	shares	Total

			(NOK	(NOK	(NOK	(NOK	(NOK	(NOK
		(NOK)	mill.)	mill.)	mill.)	mill.)	mill.)	mill.)
Balance as of December 31, 2000	1,802,151,899	6	10,813	18,613	6,565	(337)	(180)	35,474
Net income for the year 2001					7,079			7,079
Dividends					(621)			(621)
Translation adjustments						192		192
Employee share issue	578,753	6	3	17				20
Distribution of shares to the employees		6		(11)			11	—
Balance as of December 31, 2001	1,802,730,652	6	10,816	18,619	13,023	(145)	(169)	42,144
Net income for the year 2002					(4,298)			(4,298)
Dividends					(799)			(799)
Translation adjustments						(2,723)		(2,723)
Employee share issue	695,520	6	4	15				19
Consolidation Canal Digital					(658)			(658)
Balance as of December 31, 2002	1,803,426,172	6	10,820	18,634	7,268	(2,868)	(169)	33,685
Net income for the year 2003					4,560			4,560
Dividends					(1,776)			(1,776)
Translation adjustments						816		816
Employee share issues	595,109	6	4	22				26
Consolidation Comincom/ Combellga					(35)			(35)
Consolidation GrameenPhone					(39)			(39)
Balance as of December 31, 2003	1,804,021,281	6	10,824	18,656	9,978	(2,052)	(169)	37,237

	2001	2002	2003

Average number of shares primary (exclusive treasury shares)	1,772,330,267	1,774,637,008	1,775,340,935
Average number of shares fully diluted (exclusive treasury shares)	1,774,086,782	1,774,637,008	1,775,755,932
Dividend per share in NOK	0.35	0.45	1.00

      Please see note 30 for further information about number of shares etc.

      In 2003, Telenor increased its ownership interests in the subsidiaries Comincom/ Combellga and GrameenPhone. The increase in net excess values beside goodwill was recorded directly against the shareholder’s equity in 2003.

      In 2002, the shareholders’ equity decreased by NOK 658 million in connection with the consolidation of Canal Digital. As of June 30, 2002, the acquisition of the remaining 50% of Canal Digital was completed and Telenor obtained effective control. Due to the transfer of risk for the company’s results of operations at the time of entering into the agreement to acquire Canal Digital in June 2001, 50% of the company’s loss, amortization of net excess values and calculated financing expenses in the period between the agreement and consolidation has been recorded directly against the shareholder’s equity.

      Equity available for distribution as dividends from Telenor ASA was NOK 11,341 million as of December 31, 2003.

Minority Interests

					Minority	Minority
	Minority	Minority	Minority	Minority	interests in the	interests in the
	share in %	part of	part of	part of	balance sheet	balance sheet
	December 31,	net income	net income	net income	December 31,	December 31,
	2003	(loss) 2001	(loss) 2002	(loss) 2003	2002	2003

		(NOK in millions)
Telenor Venture AS(1)	—	(83)	(6)	(30)	65	—
Telenor Venture II ASA	49.9	(7)	(67)	(32)	143	136
Kyvistar G.S.M. JSC	44.7	—	51	256	787	998
OJSC Comincom/ Combellga(1)	—	6	15	14	160	—
DiGi.Com bhd	39.0	44	47	68	1,113	1,131
GrameenPhone Ltd(1)	49.0	126	162	283	328	448
EDB Business Partner ASA	48.2	(764)	(555)	(26)	914	888
Other		(43)	(5)	(43)	93	45

Total		(721)	(358)	490	3,603	3,646

(1)	In 2003, Telenor increased its ownership interest to 51.0% in GramenPhone Ltd. The voting interest remained unchanged at 51.0%. In August 2003, Telenor increased its ownership interests in the subsidiary Comincom/ Combellga to 100%. Telenor sold its ownership interests in exchange for shares in the listed company Golden Telecom Inc. as of December 1, 2003. In December 2003, Telenor sold its ownership interests in Telenor Venture AS.

SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Telenor Group

General

      When Telenor AS was established as a public company on October 31, 1994, assets and liabilities were transferred at their carrying values as recorded in the final records of the Norwegian State Administration, except for required adjustments to comply with Norwegian generally accepted accounting principles (Norwegian GAAP).

      The Norwegian Government formed Telenor ASA in July 2000 to act as the holding company for the Telenor Group. In October 2000, the Norwegian Government contributed all of the shares of Telenor AS (subsequently renamed Telenor Communications AS), the former holding company for the Telenor Group, to Telenor ASA in exchange for all of the issued shares of Telenor ASA. Telenor ASA was formed with identical share capital as Telenor AS and, prior to its acquisition of Telenor AS, had no assets or liabilities and conducted no operations other than those incidental to its formation.

      The consolidated financial statements for Telenor ASA and its subsidiaries (the Group) are prepared in accordance with Norwegian GAAP. The Group’s accounting principles differ, in certain respects, from United States generally accepted accounting principles (US GAAP). The differences and the related effects on the Group’s net income (loss), shareholder’s equity, revenues, total assets and long-term interest-bearing liabilities are set forth in note 31.

Consolidation principles

      The Group’s consolidated accounts include Telenor ASA and subsidiaries in which Telenor ASA has effective control. Subsidiaries are consolidated from the moment effective control is obtained. Effective control generally exists when Telenor has more than 50% ownership.

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

Revenue recognition

      Revenues are primarily comprised of traffic fees, subscription and connection fees, interconnection fees, fees for leased lines and leased networks, fees for data network services, fees for TV distribution and satellite services, IT service, installation and sale of customer equipment. Revenues from directory advertising activities of Telenor Media were included up to October 1, 2001, the effective date for the sale of this subsidiary.

      For PSTN/ISDN, mobile telephony, leased lines, TV distribution, satellite services and other network based services, traffic revenues and interconnection revenues are recognized based on actual traffic while subscription fees, including ADSL, are recognized as revenue over the subscription period. Revenues related to prepaid phone cards are deferred and recorded as revenue based on the actual use.

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

Leases

      Finance leases, which provide the Group with substantially all the rights and obligations of ownership are capitalized as fixed assets. The capital lease liabilities are valued at the present value of minimum lease payments.

Foreign currency transactions

      Transactions involving foreign currencies are translated into Norwegian Krone using the prevailing exchange rates at the time of the transactions. Financial instruments denominated in foreign currencies are translated using period end exchange rates. The resulting gain or loss is charged to financial items for the period, unless hedge accounting is applied.

Foreign currency translation and hedge accounting for net investments

      The financial statements of the Group’s foreign operations are maintained in the currency in which the entity primarily conducts business. When translating financial statements for foreign entities (subsidiaries, associated companies and joint ventures) from local currencies to Norwegian Krone, assets and liabilities are translated using year-end exchange rates and results are translated using the average exchange rates for the reporting period. The resulting translation adjustments, and the gains and losses on financial instruments designated and proven effective as hedges of net investments in foreign entities, are reported as a component of shareholder’s equity.

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

      For interest rate derivatives that qualify for hedge accounting, Telenor does not recognize unrealized changes in fair value due to changes in interest rates. Amounts to be paid or received under interest rate swaps and cross currency interest rate swaps that are designated and effective as a hedge of interest-bearing liabilities are accrued as interest income or expense, respectively. Hedge of interest rate risk on interest-bearing liabilities is conducted on a portfolio basis.

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

Taxes

      Deferred tax assets and liabilities are calculated with full allocation for all temporary differences between the carrying amount of assets and liabilities in the financial statements and for tax purposes, including tax losses carried forward. The enacted tax rates at the balance sheet date and undiscounted amounts are used. Deferred tax assets are recorded in the balance sheet to the extent it is more likely than not that the tax assets will be utilized. Deferred tax assets which will be realized upon sale or liquidation of subsidiaries or associated companies are not recorded until realization or liquidation is decided. Deferred taxes are calculated on retained earnings in foreign subsidiaries based on the estimated taxation on transfer of funds to the parent company, based on the enacted tax rates and regulation as of the date of the balance sheet.

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

      Tangible assets are, for the most part, depreciated on a straight-line basis over their expected economic useful lives using the following rates:

Office machinery and equipment, software:	20-33%
Satellites, computer equipment, software at switches and other equipment	10-20%
Transmission and equipment related to switches:	10-33%
Cable and power supply installations:	6-8%
Buildings:	3-4%

      Intangible assets are amortized over the expected economic useful life, mainly on a straight-line basis.

Assets retirement obligation

      Telenor has contractual obligations to remove assets at the termination of lease contracts or when Telenor decide to leave a location within fixed telephone, mobile telephone or TV-distribution. The amounts of the obligations to be paid in the future are highly uncertain and depend on a series of assumptions such as the following: technological development, economical and regulatory issues, whether lessor will require the installation removed and if a third party will take over the obligations on acquisition of assets. In most situations, the timing of the asset retirement, if any, will be a long way into the future and result in significant uncertainty whether the obligation will actually be paid. Assets retirement obligations are therefore limited to known and planned removals within a reasonable timeframe.

Options and employee stock ownership program

      For options that have an intrinsic value when they are granted a compensation expense is recognised over the estimated option period. Options with no intrinsic value as of grant date are not expensed. Social security tax on options is recorded over the estimated option period. Discounts in the employee stock ownership program has been recorded as salaries and personnel costs when the discount is given or when bonus shares are issued. Payments from employees for shares which are issued by Telenor ASA under the option plan or the employee stock ownership program are recorded as an increase in shareholders equity. Payments from employees for shares which are issued under the subsidiaries option plans are recorded as an increase in minority interests.

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

Changes in classification

      In 2003, a reclassification of software in administrative support systems from tangible assets to intangible assets was made. NOK 1,737 million in book value as of December 31, 2002, NOK 648 million in amortization and NOK 101 million in write-downs for 2002 and NOK 403 million in amortization for 2001 was reclassified. These changes affected mainly our Mobile and Fixed business areas.

      In 2001, some adjustments related to gross/net reporting of revenues and expenses were made. The changes had no material effect on the financial statements. The adjustments were mainly related to accounting for dealer commissions for prepaid cards and for content services. Dealer commissions are now recorded as an expense instead of a reduction of revenue. Commissions are expensed as incurred. Revenues and related other operating expenses were increased with NOK 204 million for 2001. In addition, accrued expenses of NOK 42 million were expensed in 2001 related to this change. This change affected our Mobile business area.

      Payment for content sold on behalf of external content providers has been recorded as a reduction in revenues from 2001. Previously, this was recorded gross as revenues and expenses, respectively. Revenues and related costs of materials were decreased with NOK 332 million for 2001. These changes affected our Mobile and Fixed business areas.

Implementation of International Financial Reporting Standards (IFRS)

      The European Union (EU) have decided that listed companies within the EU will have to use International Financial Reporting Standards (IFRS) in the consolidated financial statements as of January 1, 2005. Due to the agreement with the European Economic Association, this also applies to Norwegian listed companies.

      Telenor expects that the first reporting according to IFRS will be the first quarter of 2005 with comparable figures for 2004. Telenor has made a preliminary evaluation of the potential differences between the current accounting principles for Telenor and the accounting principles in accordance with IFRS. Because not all accounting principles according to IFRS and the rules for first time implementation of IFRS are finalized yet, other material differences may occur beside those mentioned below.

      The implementation of IFRS may affect:

•	Accounting for acquired goodwill.

•	Accounting for tangible and intangible assets including depreciation and amortization and asset removal obligations.

•	Accounting for financial investments, liabilities and derivatives including hedge accounting.

•	Accounting for pensions.

•	Accounting for share based payments

•	Accounting for dividends — dividends are not recorded as deduction to equity before it is declared.

•	Accounting for translation adjustments.

•	Accounting for taxes.

      In addition, presentation and note disclosures may be affected.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.     ACQUISITIONS AND DISPOSALS

      During the three years ended December 31, 2003, Telenor entered into the following significant acquisitions and disposals. Each acquisition was recorded using the purchase method of accounting. The summary does not include capital increases or other types of financing by Telenor.

Significant acquisitions in 2003

		Change		Purchase	Net excess		Amortization
Company	Country	in interest	Business	price	value		period

		%
				(NOK in millions)
Golden Telecom Inc(4)	Russia	20.4	Telecommunication	1,378	850	(1)(2)	5-20 years	(2)
APR Media Holding AS(5)	Norway	44.8	TV-distribution	402	74	(1)(2)	5-15 years	(2)
GrameenPhone	Bangladesh	4.6	Mobil Communication	86	39	(3)	10 years
OJSC Comincom/ Combellga(4)	Russia	25.0	Telecommunication	217	30	(3)	18 years

(1)	Net excess value is included in the book value of associated companies and joint ventures.

(2)	Preliminary evaluations and allocations.

(3)	Partially recorded directly to equity.

(4)	In 2003 Comincom/ Combellga became a wholly-owned subsidiary and later in 2003 Telenor sold its ownership interests in exchange for shares in Golden Telecom Inc.

(5)	The ownership interest in APR Media Holding AS was acquired by exchange of Telenor’s shareholding in A-Pressen ASA.

Acquisition of Sonofon Holding A/S in 2004

      On February 12, 2004, Telenor acquired an additional 46.5% of the outstanding common shares in Sonofon Holding A/S. After completion of the acquisition, Telenor owns 100% of the outstanding common shares and the result of operations will be included in the consolidated financial statements from that date. Sonofon Holding A/S is one of the leading mobile operators in Denmark and offers high quality GSM voice and data communication services on 900 and 1800 MHz frequency in addition to fixed line telephony and Internet access primarily to the business segment. This acquisition is part of Telenor’s strategy to gain control of operations to take advantage of synergies stemming from coordinated activities in a number of markets. The aggregate purchase price was approximately NOK 3.66 billion and was paid in cash. The value was set based on a fair value after negotiations between the parties. The allocation of the purchase price has been based on independent financial experts’ estimates of the fair values of assets and liabilities acquired.

      The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the dates of consolidation(1):

Sonofon
February 12, 2004

(NOK in millions)
Deferred tax assets	—
Goodwill	5,660
Other intangible assets	4,358
Tangible assets and financial fixed assets	2,447
Current assets	1,187

Total assets	13,652

Deferred taxes	1,090
Long-term liabilities	3,072
Short-term liabilities	1,831

Total liabilities	5,993

Minority interest	—
Net assets at the date of consolidation	7,660
Book value as an associated company at the date of consolidation	(3,999)
Purchase price last acquisition	3,661

(1)	These figures include consideration for the last acquisitions and the carrying value for the prior investment, when the company was accounted for as an associated company.

      Total other intangible assets of Sonofon Holding A/S were NOK 4,358 million at the date of consolidation, of which NOK 1,398 million relates to identified intangible assets in Telenor’s latest acquisition. Of this amount NOK 706 million was assigned to customer relationship (4 years average useful life) and NOK 373 million was assigned to trademarks (15 years average useful life) NOK 22 million to licenses (8 years average useful life) and NOK 297 million in administrative software systems (5 years average useful life).

      Goodwill of NOK 5,660 million relates to the Mobile Business Area. Of this NOK 2,929 million relates to Telenor’s latest acquisition and is estimated to have a useful life of 20 years. Goodwill on prior acquisitions is amortized according to original plan.

Significant disposals 2003

      Telenor sold the shares in Comincom/ Combellga in exchange for shares in the listed Russian fixed-line operator Golden Telecom Inc. A loss of NOK 26 million before taxes was recorded.

      Telenor sold 9% of its shares in Cosmote and recorded a gain before taxes of NOK 1,515 million. The cash consideration was NOK 2.1 billion.

Significant Acquisitions in 2002:

		Changing		Purchase	Net excess		Amortization
Company	Country	in interest	Business	price	value		period

		%
				(NOK in millions)
Pannon GSM RT.	Hungary	74.2	Mobile Communication	7,906	7,741		5-20 years
Canal Digital	Norway(5)	50.0	TV-distribution	2,166	2,244		5-15 years
Kyivstar G.S.M. JSC(6)	Ukraine	8.8	Mobile Communication	294	1,005	(7)	5-20 years
COMSAT Mobile Communications(2)	USA	100.0	Satellite Mobile Communications	743	22		10 years
Utfors AB(1)(4)	Sweden	90.0	Telecommunication	153	(351)		18 years
Glocalnet AB(4)	Sweden	37.2	Telecommunication	102	50	(3)	10 years
VimpelCom-Region	Russia	17.5	Mobile Communication	432	—		—

(1)	Telenor holds convertible loans, which may increase the ownership share up to 96%. Net excess value is recorded as negative goodwill.

(2)	Asset purchase agreement.

(3)	Net excess value is included in the book value of associated companies and joint ventures.

(4)	Preliminary evaluations and allocations.

(5)	The parent company is Norwegian. Canal Digital Group conducts business in the Nordic region via subsidiaries.

(6)	Telenor has an option to acquire a further 2.3% of the share capital.

(7)	Includes minority share of NOK 533 million.

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

      On June 30, 2002, Telenor acquired an additional 50% of the outstanding common shares in Canal Digital. After completion of the acquisition, Telenor owns 100% of the outstanding common shares and the result of Canal Digital operations have been included in the consolidated financial statements from that date. As a result of the transfer of risk for the company’s operating results at the time of entering into the agreement in June 2001, 50% of the Canal Digital’s loss, amortization of net excess values and calculated financing expenses in the period between agreement and consolidation has been recorded directly against the shareholders’ equity in 2002. Canal Digital distributes subscription based satellite broadcasting to households based on smart cards and to cable-TV operators. Furthermore, the company delivers solutions for distribution and management. The aggregate purchase price was approximately NOK 2.2 billion and was paid in cash. This acquisition is part of Telenor’s strategy to gain control of operations to take advantage of synergies stemming from coordinated activities in a number of markets. The value was set based on a fair value after negotiations between the parties. The allocation of the purchase price has been based on independent financial experts estimates of the fair values of assets and liabilities acquired.

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

Pro forma information (unaudited)

      The following unaudited pro forma financial information presents results as if the acquisition of Pannon GSM, Kyivstar, Canal Digital, COMSAT and Utfors had occurred at the beginning of the respective periods:

	2001	2002

	(NOK in millions,
	except per share
	data)
Pro forma revenues	53,999	52,023
Profit before taxes and minority interests	8,322	(5,693)
Pro forma net income	5,487	(4,854)
Pro forma net income per share in NOK	3.10	(2.74)

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

Significant Disposals in 2002

      There were no significant disposals in 2002.

Significant Acquisitions in 2001

		Change in		Purchase	Net excess		Amortization
Company	Country	interest	Business	price	value		period

		%		(NOK in millions)
DiGi.Com bhd	Malaysia	28.1	Mobile Communication	3,223	3,003		3-20 years
VimpelCom	Russia	(1)	Mobile Communication	255	—		—
Otrum Electronics ASA	Norway	33.1	TV-distribution	266	91	(2)	10 years
Sweden On-Line AB	Sweden	100.0	TV-distribution	165	130		10 years
Telenordia AB	Sweden	50.0	Telecommunication	130	115		0.5-1 year
SAIT Communications S.A	Belgium	100.0	Satellite Mobile Communications	189	180		10 years
DnB IT-operations	Norway	100.0	Operation services	597	390		7 years
Unigrid AB	Sweden	100.0	Operation services	122	97		10 years
Accept Data AS	Norway	100.0	Information technology	65	56		10 years
Wireless Matrix Corporation	Canada	30.8	Mobile Communication	317	225	(2)	3 years

(1)	Telenor reduced its ownership share through a share issue in VimpelCom, and acquired shares to maintain the voting interest of 25%.

(2)	Net excess value is included in the book value of associated companies and joint ventures.

      On September 1, 2001, Telenor acquired an additional 28.1% of the outstanding common shares in DiGi.Com. After completion of the acquisition Telenor owns 61% of the outstanding common shares and the results of DiGi.Com operations have been included in the consolidated financial statements since that date. Under current Malaysian law Telenor is required to reduce its ownership interest in DiGi.Com to below 50% by 2006. DiGi.Com is a leading telecommunications service provider in Malaysia with a full range of telecommunications-related services. DiGi.Com is Malaysia’s market leader in prepaid services. This acquisition is part of Telenor’s strategy to gain control of operations to take advantage of synergies stemming from coordinated activities in a number of markets. The aggregate purchase price was NOK 3.2 billion and was paid in cash. The value was set based on the stock price through a partial tender offer.

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

Pro forma information (unaudited)

      The following unaudited pro forma financial information presents results as if the acquisition of DiGi.Com had occurred at the beginning of 2001:

2001

(NOK in millions,
except per share
data)
Pro forma revenues	47,678
Profit before taxes and minority interests	10,122
Pro forma net income	6,922
Pro forma net income per share in NOK	3.905

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

      Set forth below is the split between the continued and the discontinued operations of Telenor Media:

2001

(NOK in millions
except per
share data)
Net income for Telenor Media	187
Gain on sale of Telenor Media	5,000
Tax on gain on sale of Telenor Media	(72)

Effect on net income of discontinued operations	5,115
Net income for Telenor Group	7,079

Net income from continued operations (excluding Telenor Media)	1,964
Net income per share in NOK from discontinued operations (Telenor Media)	2.89
Net income per share in NOK from continued operations (excluding Telenor Media)	1.11

2.     REVENUES

	2001	2002	2003

	(NOK in millions)
Analog (PSTN)/digital (ISDN and ADSL)	13,668	14,189	15,031
Mobile telephony	9,531	17,199	20,823
Leased lines	1,065	1,008	994
Satellite and TV-distribution	3,879	5,903	6,758
Other network based activities	2,633	2,784	3,324
Customer equipment	2,165	1,528	1,146
IT service and installations	5,009	4,626	3,527
Advertising, etc.	1,266	—	—
Other	1,388	1,431	1,286

Revenues	40,604	48,668	52,889
Gain on disposal of fixed assets and operations	5,436	158	232

Total revenues	46,040	48,826	53,121

      Analog (PSTN)/digital (ISDN and ADSL) includes revenues from traffic, subscription and connection for analog (PSTN) and digital (ISDN and ADSL). Further, it includes revenues from incoming traffic from other telephone operators.

      Mobile telephony includes revenues from traffic, subscription and connection for mobile telephones, incoming traffic from other mobile operators, text messages and content.

      Leased lines includes revenues from subscription and connection for digital and analog circuits.

      Satellite includes revenues from satellite broadcasting, distribution of TV channels to the Nordic market, satellite-based network, and revenues from maritime satellite communication. TV-distribution includes revenues from subscription, connection and distribution of TV channels through cable and satellite, and sale of program cards.

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

3.     BUSINESS AREAS

      As of January 1, 2003 the business area structure was changed. Fixed consists of the former business area Networks and parts of the operations in the former business area Business Solutions, and IT-operations from Corporate functions and Group activities and the Internet part of the former business area Plus. The broadcast part of the former business area Plus is reported as Broadcast. Nextra International and the software services part of the former business area Business Solutions is included in Other businesses units. Mobile is unchanged. The comparable figures for previous years are restated to reflect the new business area structure.

      Mobile comprises the Group’s mobile communication business, including voice, data, Internet, content services and electronic commerce in Norway and in selected countries outside Norway. Fixed comprises the Group’s fixed network in Norway and delivers services including analog PSTN, digital ISDN, ADSL, Internet and leased lines, as well as communication solutions and managed services to the business market in Norway, and has activity in selected countries outside of Norway. Broadcast comprises the Group’s TV-based activities within the Nordic region EDB Business Partner is an Oslo Stock Exchange listed IT group, which delivers solutions and operating services. Other Business units comprised business units as Satellite Services, Satellite Networks, Teleservice, Venture, Software services as well as Nextra International whose activities were phased out during 2003. Corporate functions and Group activities comprise activities such as Real Estate, Research and Development, strategic Group projects, Group Treasury, International services, the internal insurance company and central staff and support functions. Telenor Media was sold with effect from October 1, 2001.

      The business area information reported below for 2003, 2002 and 2001 was consistent with reporting to the chief operating decision-makers in these periods, considered changes in the structure of the business areas in 2003, and was used by the chief operating decision-makers for assessing performance and allocating resources.

      Deliveries of network-based regulated services within the Group are based on cost oriented prices based on negotiations between the units. For contract-based services, product development etc., prices are negotiated between the parties based on market prices. All other deliveries between the business areas are to be based on market prices.

      Gains and losses from Internal transfer of business, Group contribution and dividends are not included in the profit and loss statements for the business areas. Eliminations of profit and loss items are primarily sales and purchases between the business areas. Balance sheet eliminations are primarily Group internal receivables and payables.

Profit and loss 2003

								Profit (loss)
				Depreciation,		Associated		before
				amortization	Operating	Companies	Net	taxes and
		External		and	profit	and joint	financial	minority
	Revenues(1)	revenues(1)	EBITDA(2)	write-downs	(loss)	ventures	items	interests

	(NOK in millions)
Mobile	23,810	22,483	9,567	4,343	5,224	1,639	(2,182)	4,681
Fixed	20,509	18,796	6,665	4,134	2,531	8	(736)	1,803
Broadcast	4,820	4,661	1,229	1,048	181	(84)	(909)	(812)
EDB Business Partner	4,289	3,229	399	403	(4)	(13)	(71)	(88)
Other business units	4,205	3,590	408	528	(120)	(318)	(314)	(752)
Corporate functions and Group activities	2,317	362	23	387	(364)	(2)	2,846	2,480
Elimination	(6,829)	—	11	(101)	112	1	1	114

Total	53,121	53,121	18,302	10,742	7,560	1,231	(1,365)	7,426

(1)	Revenues include gains on disposal of fixed assets and operations.

(2)	See table below for definition and reconciliation of EBITDA.

Definition and reconciliation of EBITDA

	2001	2002	2003

	(NOK in millions)
Net income (loss)	7,079	(4,298)	4,560
Minority interests	(721)	(358)	490
Taxes	3,897	(480)	2,376
Profit (loss) before taxes and minority interests	10,255	(5,136)	7,426
Net financial items	1,159	2,366	1,365
Associated companies	(8,237)	2,450	(1,231)
Operating profit (loss)	3,177	(320)	7,560
Depreciation and amortization	7,251	10,236	10,597
Write-downs	3,822	3,553	145
EBITDA	14,250	13,469	18,302

Balance and investments at December 31, 2003

					Long-term
					liabilities
	Other fixed	Associated	Current	Total	incl.	Short-term
	assets	companies	assets	assets	provisions	liabilities	Investments

	(NOK in millions)
Mobile	37,883	8,064	12,151	58,098	38,542	12,828	3,762
Fixed	13,761	1,451	8,595	23,807	10,571	8,556	2,161
Broadcast	6,268	514	3,278	10,060	8,503	2,530	266
EDB Business Partner	2,326	—	995	3,321	790	926	305
Other business units	2,644	18	2,528	5,190	2,891	1,479	263
Corporate functions and Group activities	64,081	—	12,170	76,251	19,782	27,944	346
Elimination	(68,783)	119	(21,953)	(90,617)	(53,304)	(36,811)	(86)

Total	58,180	10,166	17,764	86,110	27,775	17,452	7,017

Profit and loss 2002

								Profit (loss)
				Depreciation,		Associated		before
				amortization	Operating	Companies	Net	taxes and
		External		and	profit	and joint	financial	minority
	Revenues(1)	revenues(1)	EBITDA(2)	write-downs	(loss)	ventures	items	interests

	(NOK in millions)
Mobile	20,346	19,079	7,482	6,068	1,414	(2,030)	(2,050)	(2,666)
Fixed	20,022	18,352	5,597	4,866	731	(5)	(297)	429
Broadcast	3,605	3,364	499	974	(475)	(264)	(812)	(1,551)
EDB Business Partner	4,341	3,386	348	757	(409)	(5)	(86)	(500)
Other business units	5,040	4,255	178	914	(736)	(132)	(943)	(1,811)
Corporate functions and Group activities	2,259	390	(569)	362	(931)	(1)	1,929	997
Elimination	(6,787)	—	(66)	(152)	86	(13)	(107)	34

Total	48,826	48,826	13,469	13,789	(320)	(2,450)	(2,366)	(5,136)

(1)	Revenues include gains on disposal of fixed assets and operations.

(2)	See table above for definition and reconciliation of EBITDA.

Balance and investments at December 31, 2002

					Long-term
	Other				liabilities	Short-
	fixed	Associated	Current	Total	incl.	term
	assets	companies	assets	assets	provisions	liabilities	Investments

	(NOK in millions)
Mobile	36,644	8,532	8,833	54,009	36,846	23,377	12,625
Fixed	16,647	112	8,277	25,036	12,789	10,790	3,530
Broadcast	7,448	608	3,321	11,377	11,379	2,203	2,769
EDB Business Partner	2,433	17	1,495	3,945	921	1,358	255
Other business units	4,092	210	3,166	7,468	5,000	2,026	1,072
Corporate functions and Group activities	70,326	1	20,033	90,360	22,498	25,117	1,120
Elimination	(72,917)	9	(29,829)	(102,737)	(58,979)	(43,155)	(71)

Total	64,673	9,489	15,296	89,458	30,454	21,716	21,300

Profit and loss 2001

								Profit (loss)
				Depreciation,		Associated		before
				amortization	Operating	companies	Net	taxes and
		External		and	profit	and joint	financial	minority
	Revenues(1)	revenues(1)	EBITDA(2)	write-downs	(loss)	ventures	items	interests

	(NOK in millions)
Mobile	12,558	11,260	4,067	1,572	2,495	9,677	(496)	11,676
Fixed	19,691	17,824	5,546	4,511	1,035	(874)	(319)	(158)
Broadcast	2,626	2,420	344	1,070	(726)	(546)	(397)	(1,669)
EDB Business Partner	4,811	3,353	447	1,655	(1,208)	130	(94)	(1,172)
Media	1,343	1,263	313	51	262	(12)	21	271
Other business units	5,719	4,528	(718)	1,925	(2,643)	(107)	(551)	(3,301)
Corporate functions and Group activities	7,259	5,396	4,494	316	4,178	(6)	691	4,863
Elimination	(7,967)	(4)	(243)	(27)	(216)	(25)	(14)	(255)

Total	46,040	46,040	14,250	11,073	3,177	8,237	(1,159)	10,255

(1)	Revenues include gains on disposal of fixed assets and operations.

(2)	See table above for definition and reconciliation of EBITDA.

Geographic distribution of revenues based on customer location(1)

	2001	2002	2003

	(NOK in millions)
Norway	36,555	31,044	31,206
Other Nordic	2,235	3,298	4,699
Western Europe	2,061	1,588	1,343
Central Europe	800	5,348	5,998
Eastern Europe	828	1,619	3,551
Asia	2,346	4,409	4,906
Other countries	1,215	1,520	1,418

Total revenues	46,040	48,826	53,121

Geographic distribution of revenues based on company location(1)

	2001	2002	2003

	(NOK in millions)
Norway	39,453	33,224	33,589
Other Nordic	878	2,492	4,032
Western Europe	2,144	1,580	923
Central Europe	505	4,966	5,720
Eastern Europe	705	1,427	3,378
Asia	2,088	4,295	4,706
Other countries	267	842	773

Total revenues	46,040	48,826	53,121

(1)	Revenues include gains on disposal of fixed assets and operations. Gain on disposal of foreign subsidiaries is recorded as relating to the country in which the subsidiary was located.

Assets by geographical location of the company

	Tangible assets		Total assets

	2002	2003	2002	2003

	(NOK in millions)
Norway	26,365	23,167	33,290	31,849
Other Nordic	1,495	1,361	7,509	8,524
Western Europe	164	67	13,997	13,190
Central Europe	2,881	2,817	13,827	12,635
Eastern Europe	2,363	2,137	6,646	7,668
Asia	5,584	5,828	13,184	11,342
Other countries	413	345	1,005	902

Total assets	39,265	35,722	89,458	86,110

4.     COSTS OF MATERIALS AND TRAFFIC CHARGES

	2001	2002	2003

	(NOK in millions)
Traffic charges — network capacity	4,853	6,463	7,183
Traffic charges — satellite capacity	1,190	1,527	1,343
Costs of materials etc.	4,161	4,495	4,568

Total costs of materials and traffic charges	10,204	12,485	13,094

5.     OWN WORK CAPITALIZED

	2001	2002	2003

	(NOK in millions)
Costs of materials etc.	220	29	25
Salaries and personnel costs	396	303	301
Other operating expenses	386	235	245

Total own work capitalized	1,002	567	571

6.     SALARIES AND PERSONNEL COSTS

	2001	2002	2003

	(NOK in millions)
Salaries and holiday pay	7,897	7,659	7,248
Social security tax	1,132	1,168	1,151
Pension costs including social security tax	591	789	760
Other personnel costs	508	488	402

Total salaries and personnel costs	10,128	10,104	9,561

      The average number of employees was 21,750 in 2003, 23,000 in 2002, and 22,400 in 2001.

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

      12,904 of the Group’s employees were covered through Telenor Pension Fund as of December 31, 2003. The Group has a few group pension schemes with independent insurance companies and a separate pension plan for executive employees. Plan assets consisting primarily of bonds and shares fund these pension plans. For employees outside of Norway, contribution plans are dominant.

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

      Actuarial gains and losses are mainly due to changes in assumptions in 2003 and in 1999, primarily reduction in the discount rate, as well as lower actual return on plan assets than estimated, due to the reduction in share prices earlier years, partially offset by higher return on plan assets in 2003. In 2003 the long term interest rates in Norway were reduced, which led to a reduction in the discount rate to 5.7% as of December 31, 2003 compared to 6.5% as of December 31, 2002.

      The plan assets are measured at December 31, 2003. The benefit obligations are measured at September 30, 2003 adjusted for best estimate of the financial assumptions at December 31, 2003.

	2002	2003

	(NOK in millions)
Change in benefit obligation
Benefit obligation at the beginning of the year	3,335	3,929
Service cost	543	455
Interest cost	218	252
Actuarial gains and losses	40	463
Acquisitions and sale	5	(21)
Benefits paid	(212)	(343)

Benefit obligations at the end of the year	3,929	4,735

Change in plan assets
Fair value of plan assets at the beginning of the year	2,400	2,759
Actual return on plan assets	(38)	409
Acquisitions and sale	8	(17)
Pension contribution	531	454
Benefits paid	(142)	(317)

Fair value of plan assets at the end of the year	2,759	3,288

Funded status	1,170	1,447
Unrecognized prior service costs	(154)	(137)
Unrecognized net actuarial losses	(852)	(1,016)
Prepaid social security tax	27	44

Total provision for pensions	191	338

Total provision for pensions at January 1	64	191
Acquisitions and sale	63	(2)
Net periodic benefit costs	737	698
Pension contribution	(531)	(454)
Benefits paid	(70)	(26)
Social security tax on pension contribution and benefits paid	(74)	(69)

Total provision for pensions at December 31 (Note 19)	191	338

      The accumulated benefit obligation for all defined benefit pension plans was 3,731 NOK and 2,984 NOK at December 31, 2003 and 2002 respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets

	2002	2003

Projected benefit obligation	3,387	4,281
Accumulated benefit obligation	2,585	3,367
Fair value of plan assets	2,307	2,872

Assumptions used to determine benefit obligations at December 31

	2002	2003

Discount rate in %	6.5	5.7
Rate of compensation increase in %	3.5	3.4
Expected increase in the social security base amount in %	3.0	3.4
Annual adjustments to pensions in %	3.0	3.4

Assumptions used to determine net periodic benefit costs for years ended December 31

	2001	2002	2003

Discount rate in %	6.5	6.5	6.5
Expected return on plan assets in %	7.5	7.5	7.5
Rate of compensation increase in %	3.5	3.5	3.5
Expected increase in the social security base amount in %	3.0	3.0	3.0
Annual adjustments in pensions in %	3.0	3.0	3.0

Components of net periodic benefit cost

	2001	2002	2003

	(NOK in millions)
Service cost	435	543	455
Interest cost	186	218	252
Expected return on plan assets	(164)	(185)	(204)
Amortization of prior service costs	23	14	11
Amortization of actuarial gains and losses	16	57	100
Social security tax	68	90	84

Net periodic benefit costs	564	737	698

Contribution plan costs	27	52	62

Total pension costs charged to profit (loss) for the year	591	789	760

      Telenor’s pension plan weighted average asset allocations at December 31, 2003 and 2002, by asset category were as follows:

Asset category	2002	2003

Bonds	79%	72%
Equity securities	16%	25%
Other	5%	3%

Total	100%	100%

      The plan assets are invested in bonds issued by governments, municipals, financial institutions and corporations. Bonds held in foreign currencies are mainly currency hedged. Investments in equity securities are restricted to a maximum of 35% of the plan assets. The plan assets are invested both in Norwegian and foreign equity securities. The currency hedging policy for foreign equity securities is evaluated per investment.

      The expected long-term return on plan assets as of December 31, 2003 was 6.1%. Expected return on plan assets are calculated based on the estimated 20-year Norwegian government bond yield at December 31, 2003, adjusted for a credit spread to high quality corporate bonds and an expected long–term yield on equity securities above government bonds, weighted by the expected long-term allocations between government bonds, corporate bonds and equity securities. The calculations of the expected long–term yield on equity securities above government bonds are based on historical long-term yield.

      Telenor expects to contribute with approximately NOK 570 million to the pension funds in 2004.

      In 2003, some of Telenor’s Swedish subsidiaries, mainly Telenor AB (including Utfors AB), changed their pension plan to a multiemployer plan. The plan is currently accounted for as a defined contribution plan.

8.     OTHER OPERATING EXPENSES

	2001	2002	2003

	(NOK in millions)
Cost of premises, vehicles, office equipment etc.	2,267	2,196	1,876
Operation and maintenance	2,673	3,418	3,477
Travel and travel allowances	750	560	474
Postage freight, distribution and telecommunication	343	327	281
Concession fees	130	425	505
Marketing and sales commission	1,787	2,069	2,583
Advertising	598	916	1,187
Bad debt(1)	362	337	209
Consultancy fees and external personnel(2)	2,246	1,394	1,298
Workforce reductions, loss contracts and exit from activities(3)	625	982	287
Other	616	564	329

Total other operating expenses	12,397	13,188	12,506

(1)	See note 9.

(2)	Includes fees for consultants and external personnel, which perform services that are sold to external customers or capitalized on fixed assets.

(3)	See note 11.

9.     BAD DEBT

	2001	2002	2003

	(NOK in millions)
Provisions as of January 1	462	543	643
Provisions as of December 31	543	643	592
Change in provisions for bad debt	81	100	(51)
Other changes in provisions for bad debt(1)	60	(119)	36
Realized losses for the year	264	418	309
Recovered amounts previously written off	(43)	(62)	(85)

Total bad debt	362	337	209

(1)	Includes effects of disposal and acquisition of businesses and translation adjustments.

10.     RESEARCH AND DEVELOPMENT COSTS

      Research and development costs amounted to NOK 461 million, NOK 531 million and NOK 916 million for 2003, 2002 and 2001, respectively. Research and development activities relate to new technologies, new products, security in the network and new usages of the existing network. It is expected that research and development costs will create future profitability.

11.     WORKFORCE REDUCTIONS, LOSS CONTRACTS AND EXIT FROM ACTIVITIES

      In 2003, 2002 and 2001, provisions were made for workforce reduction, loss contracts and exit from activities.

      Loss contracts relate mainly to contractual obligations related to activities that are no longer of use in the ongoing business, loss on delivery contracts and loss on property leases.

      The following tables displays roll forward of the accruals from December 31, 2000:

			2001
		2001	additions		2001
	December 31,	additions	recorded	2001	amounts	December 31,
	2000	in profit	directly in	amounts	taken to	2001
	balance	and loss	balance	utilized	income	balance

	(NOK in millions)
Workforce reductions
Mobile	—	12	—	—	—	12
Fixed	—	35	—	—	—	35
EDB	—	38	—	—	—	38
Other business units	—	60	—	33	—	27
Total workforce reductions	—	145	—	33	—	112
Loss contracts and exit from activities
Mobile	47	—	—	39	—	8
Fixed	—	22	—	—	—	22
Broadcast	—	49	—	22	—	27
EDB	6	132	42	55	—	125
Other business units	5	203	—	83	—	125
Corporate functions and group activities	—	74	—	4	—	70

Total loss contracts and exit from activities	58	480	42	176	—	377

Total	58	625	42	236	—	489

			2002
		2002	additions		2002
	December 31,	additions in	recorded	2002	amounts	December 31,
	2001	profit	directly in	amounts	taken to	2002
	balance	and loss	balance	utilized	income	balance

	(NOK in millions)
Workforce reductions
Mobile	12	120	—	21	—	111
Fixed	35	275	22	56	1	275
Broadcast	—	46	—	2	—	44
EDB	38	105	—	80	—	63
Other business units	27	88	—	27	—	88
Corporate functions and group activities	—	82	—	—	—	82
Total workforce reductions	112	716	22	186	1	663
Loss contracts and exit from activities
Mobile	8	—	—	8	—	—
Fixed	22	37	39	36	—	62
Broadcast	27	19	—	12	—	34
EDB	125	6	—	94	—	37
Other business units	125	7	—	40	39	53
Corporate functions and group activities and eliminations	70	237	—	57	—	250

Total loss contracts and exit from activities	377	306	39	247	39	436

Total	489	1,022	61	433	40	1,099

			2003
		2003	additions		2003
	December 31,	additions in	recorded	2003	amounts	December 31,
	2002	profit	directly in	amounts	taken to	2003
	balance	and loss	balance	utilized	income	balance

	(NOK in millions)
Workforce reductions
Mobile	111	—	—	80	21	10
Fixed	275	56	6	175	52	110
Broadcast	44	18	3	43	3	19
EDB	63	91	4	92	4	62
Other business units	88	64	1	105	2	46
Corporate functions and group activities	82	8	—	40	13	37
Total workforce reductions	663	237	14	535	95	284
Loss contracts and exit from activities
Fixed	62	16	3	48	14	19
Broadcast	34	—	—	13	8	13
EDB	37	138	—	32	2	141
Other business units	53	9	6	35	33	—
Corporate functions, group activities and eliminations	250	39	7	115	—	181

Total loss contracts and exit from activities	436	202	16	243	57	354

Total	1,099	439	30	778	152	638

      Provisions as of December 31:

	2002	2003

	(NOK in millions)
Short term (note 22)	865	402
Long term (note 19)	234	236

Total	1,099	638

      Additions recorded directly in the balance sheet in 2003 mainly consisted of translations adjustments. Additions recorded directly in the balance sheet in 2002 and 2001 related to provisions for liabilities in companies which were acquired during these years, as a consequence of events and decisions made in the companies prior to the time of consolidation.

      Provisions for workforce reductions as of December 31, 2001 included more than 250 employees, approximately 1,600 employees as of December 31, 2002 and more than 800 employees as of December 31, 2003.

12.     FINANCIAL INCOME AND EXPENSES

	2001	2002	2003

	(NOK in millions)
Dividends from satellite organizations	97	—	—
Interest income	740	476	484
Other financial income	60	91	102

Total financial income	897	567	586
Interest expenses	(1,638)	(1,901)	(2,033)
Other financial expenses	(53)	(96)	(45)
Capitalized interest	295	164	55
Total financial expenses	(1,396)	(1,833)	(2,023)

Net foreign currency (loss)	(402)	(311)	(1)

Gain on disposal of financial assets	491	59	95
Loss on disposal of financial assets	(150)	(31)	(91)
Write-downs and reversal of write-downs of financial assets	(599)	(817)	69
Net gain (loss) and write-downs of financial assets	(258)	(789)	73

Net financial items	(1,159)	(2,366)	(1,365)

      In 2003, the write-downs, which were made in 2002 on the shares in the listed company New Skies satellites and on the capital contribution to Telenor Pension Fund, were reversed due to increased market values. During 2002 and 2001, write-downs were made on shares and other financial assets, for diminution in values other than temporary. The write-downs were triggered by a fall in market values. Listed shares were written down to the quoted market prices. For non-listed shares, individual estimates of the fair values were made. In 2002, the value of the capital contribution to Telenor Pension Fund was written down to the book value of the equity in the Pension Fund as of December 31, 2002.

13.     TAXES

	2001	2002	2003

	(NOK in millions)
Profit (loss) before taxes and minority interests
Norway	2,683	(1,150)	3,464
Outside Norway(1)	7,572	(3,986)	3,962

Total profit (loss) before taxes and minority interests	10,255	(5,136)	7,426

Current taxes
Norway	1,826	2,769	11
Outside Norway	1,758	1,478	761

Total current taxes	3,584	4,247	772
Deferred taxes
Norway	(555)	(4,005)	916
Outside Norway	868	(722)	688

Total deferred taxes	313	(4,727)	1,604
Total income tax expense (income)	3,897	(480)	2,376

(1)	Includes associated companies and subsidiaries outside Norway. Gains and losses from disposal of companies are related to the countries in which the disposed companies were located. The gains and losses are, however, to a large extent liable to tax in Norway, except the sale of VIAG Interkom in 2001.

Effective tax rate

	2001	2002		2003

	(NOK in millions)
Expected income taxes according to statutory tax rate (28%)(1)	2,871	(1,438)		2,079
Net losses from associated companies and subsidiaries outside Norway(2)	1,778	1,012		347
Net non-deductible expenses and (non-taxable income)	(1,404)	85		108
Amortization and write-downs of goodwill	399	850		148
Previous not recognized deferred tax assets	(205)	(725)		(747)
Not recognized tax assets current year	470	73		52
Tax claim related to Sonofon	—	2,409		—
Court case in Greece	—	414		(200)
Liquidation of Telenor Digifone Holding AS	—	(3,227)		—
Deferred taxes on retained earnings in subsidiaries	76	—		655
Other	(88)	67		(66)

Income tax expense (income)	3,897	(480	)(3)	2,376

Effective tax rate in %	38.0	N/A	(3)	32.0

(1)	Norwegian nominal statutory tax rate is 28%.

(2)	Includes amortization and write-downs of Telenor’s excess values in respect of associated companies.

(3)	There was a loss before taxes and minority interests in 2002, and a tax income.

      In 2003, Telenor recorded deferred taxes on retained earnings in certain companies outside Norway due to their good financial performance. Telenor now expects to receive dividends from these companies. The effective tax rate in 2003 and previous years was also affected by negative results from certain associated companies and subsidiaries outside Norway and amortization and write-downs of goodwill, on which deferred tax assets have not been recognized. This was partially offset by tax-related losses upon decisions for liquidation and disposal of companies included in the line item “Previous not recognized deferred tax assets”. A large portion of the amortization and write-downs of goodwill in EDB Business Partner in 2003 and previous years have reduced taxes.

      In 2003, Telenor Eiendom Holding AS realized a tax loss of NOK 2.8 billion in connection with the sale of shares in Telenor Business Solutions AS to Telenor Business Solutions Holding AS as part of the overall restructuring of the Group. Telenor’s opinion is that this is a bona fide tax loss and Telenor intends to claim this loss as a regular loss on our tax returns for 2003. Due to the challenge of Telenor’s tax return regarding the tax loss in connection with the sale of shares in Sonofon in 2001, discussed below, Telenor did not reflect the tax effect deriving from the sale of shares in Telenor business Solutions AS in the results for 2003. However, we will recognize this tax effect if either the final court decision regarding the Sonofon tax loss is favorable to Telenor, or the Norwegian tax authorities recognize the tax loss following the assessment of Telenor’s 2003 tax returns.

      In 2002, Telenor realized tax losses on the simultaneous liquidation of Telenor Digifone Holding AS and Nye Telenor Communications I AS. Telenor Digifone Holding AS was the company that realized the sale of shares in Esat Digifone in 2001. The taxable loss was due to a high cost price for tax purposes for the shares owned by Telenor ASA. Furthermore, in 2002 Telenor decided to sell or liquidate some companies on which valuation allowances had been recorded in previous years. These effects have been recorded or the deferred tax assets had not been recognized in the reconciliation line item “Previous not recognized deferred tax assets”.

      During the ordinary tax assessment for 2002, the tax assessment authorities in Norway notified Telenor Communication AS (now Telenor Eiendom Holding AS) that its tax return for the financial year 2001 had not been accepted insofar as the loss deriving from the disposal of the shares in Sonofon Holding A/S was concerned. As a result of this tax claim, the current tax for 2001 was increased by NOK 2.4 billion, which was expensed in 2002. Telenor recognized this tax loss upon the disposal of shares in Sonofon Holding A/S to Dansk Mobil Holding AS, a sister company of Telenor Eiendom Holding AS. The disposal was carried out as an integral part of the overall restructuring of our Group. In January 2003, Telenor initiated proceedings against the Norwegian Tax Authorities. The change of Telenor’s tax return has increased the RISK adjustment (adjustment of the taxable costprice, that only affect Norwegian investors) for Telenor ASA as of January 1, 2002 by NOK 3.44 per share. Any subsequent reassessment as a result of a court ruling in favor of Telenor will decrease the RISK adjustment with effect from January 1 in the year of reassessment.

      In 2002, Telenor expensed NOK 0.4 billion in connection with a court ruling in Greece, as this was the best estimate of the amount Telenor could be required to pay in case of a final outcome unfavorable to Telenor. However, in 2003 Telenor agreed to a settlement of this judicial proceeding, and NOK 0.2 billion was taken to income.

      The disposal of shares in Sonofon was realized in 2001 for tax purposes, and reduced Telenor’s estimated current taxes by NOK 2.4 billion. As mentioned above, the tax authorities in 2002 challenged the tax return for 2001. In 2001, Telenor recorded current taxes of NOK 4.6 billion on the gains on sale of VIAG Interkom and Esat Digifone, in addition to deferred taxes on these sales of NOK 1.5 billion. There was also a low taxable gain from the sale of Telenor Media due to a high cost price for tax purposes established in connection with the formation of the new holding company Telenor ASA in 2000, where the new tax values established was based on estimated market values at that time.

Tax losses carried forward

      Tax losses carried forward in selected countries expire as follows:

			Other
	Norway	Sweden	Nordic	Malaysia	Other	Total

	(NOK in millions)
2004	6	—	3	—	27	36
2005	—	—	12	—	19	31
2006	—	—	26	—	38	64
2007	—	—	72	—	89	161
2008	—	—	46	—	100	146
2009 and later	7,300	—	206	—	330	7,836
Not time-limited	—	3,324	52	421	108	3,905

Total tax losses carried forward	7,306	3,324	417	421	711	12,179

      In 2002, Telenor realized a tax loss to be carried forward in Norway, related mainly to the liquidation of Telenor Digifone Holding AS. Most of the tax effect of tax losses in Norway and Malaysia (DiGi.Com) are recorded as tax assets because it is more probable than not that these tax losses will be utilized in the future. Deferred tax assets on the main part of the rest of the tax losses have been reduced by valuation allowances.

      Tax losses in subsidiaries which will be liquidated are to a large extent not included in the preceding table.

Deferred taxes

	Assets	Liabilities	Assets	Liabilities
	2002	2002	2003	2003

	(NOK in millions)
Tangible and intangible assets	2,669	(1,342)	2,658	(1,367)
Associated companies	5,777	(704)	5,122	(124)
Retained earnings in foreign subsidiaries	—	(76)	—	(737)
Other long-term items	534	(868)	1,237	(542)

Total long-term assets and liabilities	8,980	(2,990)	9,017	(2,770)
Total current assets and liabilities	703	(198)	417	(156)
Tax losses carried forward	4,943	—	3,426	—

Deferred taxes	14,626	(3,188)	12,860	(2,926)
Valuation allowances	(7,088)	—	(6,900)	—

Net deferred taxes	4,350	—	3,034	—

Of which deferred tax assets	4,866	—	3,850	—
Of which deferred tax liabilities (note 19)	(516)	—	(816)	—

      Deferred taxes have not been recognized on undistributed earnings from domestic entities, which can be remitted tax-free as dividends. Deferred taxes are calculated on retained earnings in foreign subsidiaries based on the estimated taxation on transfer of funds to the parent company, based on the enacted tax rates and regulation as of the date of the balance sheet.

Changes in valuation allowances

	2002	2003

	(NOK in millions)
Balance at the beginning of the year	5,597	7,088
Changes in opening balance of valuation allowances	(103)	(554)
Net losses from associated companies and subsidiaries outside Norway	1,012	347
Other not recognized tax assets this year	73	52
Acquisitions and divestitures	171	3
Currency adjustment	338	(36)

Balance at the end of the year	7,088	6,900

      Valuation allowances as of December 31, 2003 were mainly related to losses from associated companies, including amortization and write-downs of net excess values, by approximately NOK 5.1 billion, and tax losses carried forward, mainly in foreign subsidiaries, by approximately NOK 1.3 billion.

      Preliminary RISK regulation (regulation of the taxable cost price) per share for Telenor ASA for 2003 is calculated to be negative by NOK 0.99 per share.

14.     AMORTIZATION, DEPRECIATION AND WRITE-DOWNS

Specification of amortization, depreciation and write-downs:

							Other intangible
	Tangible assets			Goodwill			assets

	2001	2002	2003	2001	2002	2003	2001	2002	2003

	(NOK in millions)
Amortization and depreciation	5,863	7,624	7,986	668	1,002	686	720	1,610	1,925
Write-downs	1,430	424	104	2,266	2,632	16	126	497	25

Total	7,293	8,048	8,090	2,934	3,634	702	846	2,107	1,950

Specification of write-downs

	2001			2002			2003

			Other			Other			Other
	Tangible		intangible	Tangible		intangible	Tangible		intangible
	assets	Goodwill	assets	assets	Goodwill	assets	assets	Goodwill	assets

	(NOK in millions)
Mobile	22	—	—	33	2,138	118	33	—	2
Fixed	649	187	6	340	160	—	19	—	5
Broadcast	494	—	—	47	—	83	15	—	3
EDB Business Partner	—	1,259	3	8	356	—	12	16	—
Others	265	820	117	(4)	(22)	296	25	—	15

Total	1,430	2,266	126	424	2,632	497	104	16	25

      The write-downs of tangible assets in 2003 were insignificant. The write-downs of tangible assets in Fixed in 2002 were mainly related to Fixed-Norway. In connection with the integration of our operating service business in Fixed-Norway with our internal IT operating environment, we decided to reduce the number of operating platforms and we wrote down operating platforms and equipment that no longer were in use. Equipment related to operating contracts was evaluated based on expected cash flows including terminal value at the end of the contract period. In Broadcast, in 2002 write-downs were made primarily on equipment for TV-distribution due to the low demand in the small antenna TV-networks market in Denmark and Sweden. Write-downs of tangible assets in Fixed in 2001 related mainly to the transatlantic fiber capacity (TAT 14) by NOK 533 million. Write-downs in Broadcast were mainly related to satellite and satellite equipment by NOK 490 million. Write-downs of tangible assets on Others in 2001 related mainly to Nextra International due to evaluations of the earnings potential and a review of our strategy, TTYL which we decided to close down in 2001 and Satellite Networks in connection with evaluations of the earnings potential in parts of the operations, including the Poland operations.

      Write-downs of goodwill were insignificant in 2003. The write-downs of goodwill in 2002: In Mobile DiGi.Com was written-down as a result of continued low publicly quoted share prices. The write-down was based on the publicly quoted share price at December 31, 2002, adjusted to reflect a control premium. The write-downs in Fixed were partially related to the Internet operations in the Czech Republic and Slovakia. The write-downs in EDB Business Partner was based on discounted expected cash flows.

      The write-downs of goodwill in 2001: Write-downs in Fixed was made within managed services based on evaluations of the earnings potential in parts of the operations. Due to the significant decline in the market value of EDB Business Partner’s shares and the entire sector in which EDB Business Partner operates, goodwill related to the Consulting, IT Operations and Bank & Finance areas were written down. In Others, the write-downs mainly related to Nextra International and Itworks as a result of a reassessment of the business prospects and strategy of the activities.

      Write downs of other intangible assets were insignificant in 2003. In 2002, we wrote down parts of our IT-systems portfolio in Mobile that was no longer in use. The write-downs of other intangible assets in Broadcast in 2002 was primarily related to delayed commercialization of new broadcasting standards, as well as reduced expectations for the use of interactive TV as a payment facility. The write-downs in Others in 2002 related to CA-software based on a review of the sales potential. Write-downs in 2001: “others” related to Nextra International and TTYL.

15.     TANGIBLE AND INTANGIBLE ASSETS

		Accumulated cost
							Acc. depr.
				Translation		Depreciation	and
	Book value			adjustm. and		and	write-downs	Book value
	December 31,	January 1,	Additions	reclassification	Disposals	write-downs	December 31,	December 31,
	2002	2003	2003	2003	2003	2003	2003	2003

	(NOK in millions)
Local, regional & trunk networks	10,849	37,759	1,457	364	(591)	(2,235)	(28,821)	10,168
Mobile telephone network and switches	9,625	16,073	2,487	(259)	(28)	(2,050)	(8,388)	9,885
Subscriber equipment	82	323	80	20	(41)	(59)	(285)	97
Switches & equipment	3,335	14,408	485	347	(1,187)	(1,223)	(11,614)	2,439
Radio installations	1,034	1,675	15	(1)	(33)	(12)	(638)	1,018
Cable TV equipment	996	1,741	69	(157)	(30)	(202)	(832)	791
Land	822	829	8	(99)	(26)	(2)	(1)	711
Buildings	6,417	10,267	537	90	(319)	(403)	(4,107)	6,468
Support systems	2,908	8,312	1,042	(40)	(1,257)	(1,788)	(6,338)	1,719
Satellites	789	2,185	—	(395)	—	(116)	(1,173)	617

Total(1)	36,857	93,572	6,180	(130)	(3,512)	(8,090)	(62,197)	33,913

Work in progress(2)	2,408	2,408	(585)	(14)	—	—	—	1,809
Total	39,265	95,980	5,595	(144)	(3,512)	(8,090)	(62,197)	35,722

(1)	Includes book value of NOK 2,533 million for capital leases as of December 31, 2003, mainly switches, GSM Mobile telephone network, fixed-line network and satellites.

(2)	Net additions.

      The Group has entered into Cross Border QTE Leases for telephony switches, GSM Mobile network and fixed-line network with a book value as of December 31, 2003 of NOK 1,530 million. Telenor has provided defeseance all amounts due by us under these agreements with highly rated financial institutions and US Government related securities. The financial institutions then release the payments over the life of the leases in accordance with their contractual terms. During the course of the leases, Telenor maintains the rights and benefits of ownership of the equipment. Telenor has received benefits of NOK 530 million since the parties can depreciate the equipment for tax purposes. The amounts are deferred over the expected lease periods. See note 31 for further information.

Intangible assets

      In 2003, a reclassification of software in administrative support systems from tangible assets to intangible assets was made. The reclassification amounted to NOK 1,737 million in book value as of December 31, 2002, NOK 648 million in amortization and NOK 101 million in write-downs for 2002 and NOK 403 million in amortization for 2001. These changes affected mainly our Mobile and Fixed business areas.

      Accumulated capitalized interest (cost) was NOK 1,169 million as of December 31, 2003.

		Accumulated cost
							Acc. depr.
				Translation			and
	Book value			adjustm. and		Depreciation	write-downs	Book value
	December 31,	January 1,	Additions	reclassification	Disposals	and write-downs	December 31,	December 31,
	2002	2003	2003	2003	2003	2003	2003	2003

	(NOK in millions)
Goodwill	10,100	16,942	3	70	(1,500)	(702)	(6,291)	9,224
Other intangible assets
Customer base	2,237	2,714	16	46	(61)	(554)	(983)	1,732
Licenses	1,030	1,725	76	(4)	(30)	(199)	(905)	862
Trademarks	530	574	—	3	—	(55)	(100)	477
Others	2,555	4,568	967	42	(225)	(1,142)	(2,992)	2,360

Work in progress(1)	330	330	(225)	—	—	—	—	105
Total other intangible assets	6,682	9,911	834	87	(316)	(1,950)	(4,980)	5,536

Total	16,782	26,853	837	157	(1,816)	(2,652)	(11,271)	14,760

(1)	Net additions

Changes in the carrying value of goodwill for the year ended December 31, 2003:

				EDB Business
	Mobile	Fixed	Broadcast	Partner	Others	Total

	(NOK in millions)
Balance as of January 1, 2003	6,111	(33)	2,311	1,498	213	10,100
Goodwill acquired	4	(77)	—	79	(3)	3
Translation adjustments and reclassification	172	(77)	(16)	19	29	127
Amortization	(400)	95	(197)	(151)	(33)	(686)
Write-downs (impairment losses)	—	—	—	(16)	—	(16)
Goodwill written off related to disposal of business units	—	(251)	(32)	(7)	(14)	(304)

Balance as of December 31, 2003	5,887	(343)	2,066	1,422	192	9,224

Goodwill related to the following subsidiaries and operations

	Book value
	December 31,	Amortization	Year of
	2003	period	acquisition

	(NOK in millions)
Pannon GSM	5,027	10-20 years	2002
Canal Digital Group	1,732	10-15 years	2002
Kyivstar	288	12-20 years	2002
Utfors AB	(343)	18 years	2002
DiGi.Com bhd	567	15-20 years	2001
Canal Digital Sverige AB(1)	147	10 years	2001
Unigrid AB	107	10 years	2001
Marlink	149	10 years	2001
DnB IT Operations	274	7 years	2001
Fellesdata AS	861	20 years	2000
Telenor Avidi AS (alfaNett)	168	10 years	2000
Others	247	3-20 years

Total	9,224

(1)	Sweden On Line AB and Nät Holding AB

16.     FINANCIAL ASSETS

	2002	2003

	(NOK in millions)
Long-term receivables(*)	1,299	1,629
Shares and other investments(**)	2,461	2,219
Associated companies and joint ventures(***)	9,489	10,166

Total financial assets	13,249	14,014

(*) Long-term receivables

	2002	2003

	(NOK in millions)
Interest-bearing
Receivables on associated companies and joint ventures(1)	1,169	1,456
Loans to employees	31	24
Other long-term receivables	63	27
Provision for bad debt	(4)	(5)
Non-interest-bearing
Receivables on associated companies and joint ventures	4	1
Other long-term receivables	36	126
Provision for bad debt	—	—

Total long-term receivables	1,299	1,629

(1)	In 2002 and 2003, interest-bearing receivables on associated companies and joint ventures related mainly to Bravida and Sonofon. As of December 31, 2003, interest-bearing receivables on Bravida and Sonofon were NOK 551 million and NOK 823 million respectively, and as of December 31, 2002 NOK 430 million and NOK 685 million respectively.

(**) Shares and other investments:

Specification of shares and other investments as of December 31, 2003:

	No. of shares
	owned by	Share
	Telenor	owned in %	Book value

	(NOK in thousands)
Inmarsat Holding Ltd.	79,539,869	15.0	669,925
COSMOTE S.A.(1)	29,705,225	9.0	472,543
Intelsat Ltd.	6,855,530	4.1	441,544
New Skies Satellites N.V.(1)	4,709,400	4.0	224,901
Eutelsat S.A.	4,127,130	0.4	35,458
Cosmoholding Albania S.A.	48,000	3.0	23,283
Inmarsat Group Holding Ltd.	4,036,143	15.0	16,350
Carrot Communication ASA	1,662,791	5.9	10,500
Essnet AB	330,000	3.3	9,900
OnTarget AS	2,048	10.0	6,250
Energivekst AS	45,000	4.3	4,750
Sørlandets Teknologisenter AS	1,300	11.5	1,300
Leiv Eiriksson AS	14,969	1.5	1,030
RKS AB(1)	194,401	1.2	766
Capital contribution to Telenor Pensjon Fund	—	—	285,755

Other(2)	—	—	14,251

Total other shares and investments			2,218,506

(1)	COSMOTE S.A., New Skies Satellites N.V., and RKS AB are listed companies. The market values as of December 31, 2003 for Telenor’s shares were NOK 2,692 million, NOK 228 million and NOK 1 million respectively. As of February 26, 2004 Telenor entered an agreement to sell the remaining shares in COSMOTE for NOK 3.1 billion.

(2)	Other includes shares in companies where Telenor owns more than 10%, which are not specified due to insignificant book values.

(***) Associated companies and joint ventures

	2001	2002	2003

	(NOK in millions)
Balance as of January 1	39,088	14,186	9,439
Investments	2,319	883	1,914
Transferred to/from other investments and disposal	(34,626)	(1,420)	(3,167)
Net income	(318)	341	329
Gains (losses) on disposal(1)	21,579	36	1,507
Amortization of net excess values	(1,427)	(862)	(579)
Write-downs of net excess values	(11,597)	(1,965)	(26)
Equity and translations adjustments	(832)	(1,760)	592

Balance as of December 31	14,186	9,439	10,009

Of which investments carried with a negative value (classified as provisions) (note 19)	60	50	157

Total associated companies and joint ventures	14,246	9,489	10,166

(1)	Specification of gains and losses on disposal:

	2001	2002	2003

	(NOK in millions)
VIAG Interkom	10,705	—	—
Esat Digifone	10,740	—	—
Ephorma AS	100	—	—
European Medical Solutions Group AS	41	—	—
Extel	—	40	—
COSMOTE S.A.	—	—	1,515
StavTeleSot J.S.C	—	—	65
A-pressen ASA	—	—	(72)
Other	(7)	(4)	(1)

Total	21,579	36	1,507

      Associated companies and joint ventures are carried at negative values where Telenor has a corresponding liability above and beyond the capital contributed.

      Write-downs of Telenor’s net excess values on associated companies in 2003 were insignificant. Write-downs of Telenors net excess values on associated companies in 2002 were mainly related to Sonofon, with NOK 1,000 million, DTAC NOK 829 million and UCOM NOK 52 million. The write-downs were triggered by a significant fall in the market values for telecommunication companies. For DTAC and UCOM the write-downs were made to the quoted market price as of December 31, 2002. The fair value for Sonofon was estimated based on estimates of future cash flows and comparison to similar companies. Furthermore, the engagement in OniWay was written down by NOK 316 million (included in net income from associated companies) to zero based on an evaluation of the values in the company.

      Write-downs of Telenor’s net excess values on associated companies in 2001 related primarily to Sonofon (NOK 7,500 million), DTAC/UCOM (NOK 3,400 million) and Telenordia (NOK 665 million).

Specifications of investments in associated companies and joint ventures:

					Amortization
					and write-			Net excess
	Share	Book value	Investments/		downs of net	Equity and	Book value	values
	owned	December 31,	disposals	Share of net	excess	translation	December 31,	December 31,
Company	in %	2002	during 2003	income(1)(2)(6)	values(6)	adjustments	2003	2003(10)

	(NOK in millions)
Sonofon Holding A/S(3)	53.5	3,747	—	19	(444)	548	3,870	3,960
VimpelCom(4)(11)	29.0	2,025	—	544	(37)	(152)	2,380	166
COSMOTE S.A.(5)	—	1,011	(2,649)	1,540	(2)	100	—	—
DTAC(6)(11)	29.9	554	—	71	(66)	27	586	277
UCOM(6)(11)	24.9	219	—	35	(26)	11	239	257
European Telecom S.A (ProMonte)(7)	44.1	172	—	35	—	2	209	—
StavTeleSot J.S.C(8)	—	32	(104)	65	—	7	—	—
ZebSign AS	50.0	20	—	(14)	(15)	6	(3)	—
Teleringen AS	47.5	2	—	1	—	—	3	—
ONE GmbH	17.5	745	—	(94)	—	110	761	—
Wireless Matrix Corporation(9)	22.7	21	—	(33)	40	4	32	—
Nordialog Oslo AS	48.0	10	—	7	—	—	17	—
Oslo Lufthavn Tele & Data AS	50.0	9	—	1	—	(2)	8	—
Glocalnet AB(11)	37.0	104	—	19	(5)	(16)	102	53
Golden Telecom Inc.	20.4	—	1,379	12	(15)	(26)	1,350	820
A-pressen ASA(10)	—	484	(414)	(54)	(16)	—	—	—
APR Media Holding AS(10)	44.8	—	402	2	(5)	—	399	68
Otrum Electronics ASA(11)	33.0	96	—	(5)	—	—	91	—
BitCom AB	49.0	8	—	65	—	1	9	3
TIBE Reklame Holding AS	—	9	—	1	(9)	(1)	—	—
World Wide Mobile Communications AS	40.0	43	—	16	—	(9)	50	—
Bravida ASA	47.1	150	82	(314)	—	—	(82)	—
TeleVenture Management AS	23.9	12	—	1	—	(3)	10	—
Doorstep AS	50.0	5	—	2	—	—	7	—
Telenor Renhold & Kantine AS	50.0	3	—	3	—	(2)	4	—
Extend AS	43.9	—	3	(1)	—	—	2	—
Polarsat Inc.	44.0	—	14	2	—	2	18	—
Others		(42)	34	(25)	(5)	(15)	(53)	3

Total		9,439	(1,253)	1,836	(605)	592	10,009	5,607

(1)	Includes pretax gains and losses on disposal and Telenor’s share of the companies’ net income after taxes.

(2)	Share of net income after taxes are partly based on preliminary results for some of the companies. Actual figures may deviate from the preliminary figures.

(3)	Jointly controlled according to a shareholders agreement. A wholly-owned subsidiary subsequent to the acquisition of the remaining shares as of February 12, 2004.

(4)	Telenor had a voting interest of 25% plus 13 shares in VimpelCom as of December 31, 2003. As of December 31, 2003 Telenor also had an direct ownership interest of 14.9% in VimpelCom’s 55.3% owned subsidiary VimpelCom-Region, which is included in the results and book value of VimpelCom in the table above. An extraordinary General Meeting of Shareholders of VimpelCom approved the statutory merger of VimpelCom and VimpelCom-Region, subject to regulatory approval among other things. Subsequent to the merger Telenor will own approximately 26.6% and 29.9% of VimpelCom’s total voting stock and total common stock, respectively.

(5)	As of December 31, 2003, Telenor had an ownership interest of 9% in COSMOTE S.A, included as part of shares and other investments.

(6)	As of December 31, 2003, UCOM had an ownership interest of 41.7% in DTAC.

(7)	As of December 31, 2003, ProMonte GSM was wholly-owned by European Telecom S.A. and Telenor had an ownership interest of 44.1% in European Telecom.

(8)	StavTeleSot was sold in January 2003 to VimpelCom-Region.

(9)	Reclassifications of Telenor’s net excess values on Wireless Matrix Corporation as of January 1, 2003 led to a reversal in 2003 of previously amortized net excess values.

(10)	In 2003, Telenor’s shareholdings in A-pressen ASA was transferred to APR Media Holding AS. As of December 31, 2003 APR Media Holding AS owned 98.9% of the shares in A-pressen ASA.

(11)	Market values as of December 31, 2003 for listed associated companies: VimpelCom: NOK 7,647 million, DTAC: NOK 1,716 million, UCOM: NOK 546 million, Glocalnet AB: NOK 320 million, Otrum Electronics ASA: NOK 108 million.

(12)	Net excess values at the date of acquisition are the differences between Telenor’s acquisition cost and Telenor’s share of equity of the associated companies.

17.     CURRENT RECEIVABLES

	2002	2003

	(NOK in millions)
Accounts receivables
Accounts receivables	6,481	6,241
Provision for bad debt	(585)	(564)

Total accounts receivables	5,896	5,677

Other current receivables
Interest-bearing
Receivables on associated companies and joint ventures	16	—
Receivables on employees	3	—
Other receivables	17	29
Non-interest-bearing
Receivables on associated companies and joint ventures	182	322
Receivable on employees	27	26
Other short-term receivables	330	421
Provision for bad debt	(54)	(23)

Total other current receivables	521	775

Prepaid expenses and accrued revenues
Prepaid expenses	772	1,260
Accrued revenues	1,679	1,520

Total prepaid expenses and accrued revenues	2,451	2,780

Total current receivables	8,868	9,232

      Due to the large volume and diversity of the Group’s customer base, concentrations of credit risk with respect to trade accounts receivables are limited.

18.     SHORT TERM INVESTMENTS

	2002	2003

	(NOK in millions)
Bonds/ Commercial paper	260	301
Shares(1)	272	83

Total short term investments	532	384

(1)	Specification of shares classified as current assets as of December 31, 2003.

	No. of shares	Share
	owned by Telenor	owned in %	Book value

		(in NOK thousands)
North Node AB	1,350,924	46.4	24,753
Virtual Garden AS	2,500,000	21.0	8,535
Viva Technologies AS	74,806,919	18.0	7,521
Voice Provider AB	45,217	25.9	5,972
Sonat AB	52,063	27.6	5,682
The Mobile Media Company AS	365,896,990	30.9	5,409
Trøndelag Vekst AS	18,961	2.9	3,000
Other listed companies		—	21,367
Other shares etc.(1)		—	844

Total shares classified as current assets			83,083

(1)	Includes companies where Telenor owns more than 10%, which are not specified due to insignificant book values.

      Market value of Telenor’s ownership interest in other listed companies totaled NOK 34.4 million as of December 31, 2003.

19.     PROVISIONS

	2002	2003

	(NOK in millions)
Provisions for pensions	191	338
Deferred tax liabilities	516	816
Provisions for workforce reduction, loss contracts and exit from activities(1)	234	236
Negative values associated companies	50	157
Other provisions	185	98

Total provisions	1,176	1,645

(1)	See note 11.

20.     INTEREST-BEARING LIABILITIES

	Limit		2002	2003

			(NOK in millions)
Euro Commercial paper program (ECP)	USD	500	—	—
U.S. Commercial paper program (USCP)	USD	1,000	—	—
Norwegian Commercial paper			1,105	—
EMTN program	USD	6,000	17,563	17,480
Norwegian Bonds			3,142	3,076
Capital discount related to bonds			(40)	(31)
Derivatives related to long term interest-bearing liabilities(1)			(300)	(990)
Revolving credit facility EUR		EUR 1,500	—	—

Total long-term interest-bearing liabilities Telenor ASA			21,470	19,535
Long-term interest-bearing liabilities subsidiaries(2)			7,335	5,841

Total long-term interest-bearing liabilities Telenor Group			28,805	25,376
Short-term interest-bearing liabilities Telenor Group			3,591	386

Total interest-bearing liabilities Telenor Group			32,396	25,762

(1)	Foreign currency derivatives used to convert the cash flows of a debt instrument into another currency (hedging instruments).

(2)	Specified below.

Long-term interest-bearing liabilities Telenor ASA

      Up to November 2003, Telenor had a EUR 1 billion and a USD 1 billion revolving credit facility. These facilities have been replaced with a EUR 1.5 billion revolving credit facility with final maturity in November 2008. According to Telenor’s Finance Policy, this committed credit facility should at any time serve as refinancing source for all outstanding commercial paper (ECP, USCP and Norwegian). Commercial paper is classified as long-term, irrespective of the actual maturity date.

      All borrowings in Telenor ASA are unsecured. The financing agreements except commercial paper, contain provisions restricting the pledge of assets to secure future borrowings without granting a similar secured status to the existing lenders (negative pledge) and also contain certain covenants limiting disposals of significant subsidiaries and assets.

      The table below shows the debt instruments issued by Telenor ASA. Hedging instruments related to these borrowings are not included in the table.

	Amount in	Average	Amount in	Amount in
	NOK	interest rate	currency	NOK
	December 31,	December 31,	December 31,	December 31,
	2002	2003	2003	2003

Norwegian commercial paper
NOK	1,105	—	—	—
EMTN program
AUD	146	4.45%	37	185
CHF	4,002	3.70%	550	2,972
EUR	9,001	5.60%	1,240	10,413
JPY	1,818	2.39%	22,500	1,404
SEK	119	3.42%	150	139
USD	2,437	5.50%	350	2,336
Norwegian bonds
NOK	3,142	5.13%	3,076	3,076

Total Telenor ASA	21,770			20,525

      The table below includes debt instruments, cross currency swaps and interest rate swaps. When the currency or interest rate exposure of the underlying borrowings has been altered through the use of derivatives, this is reflected in the figures in the table.

	Amount in	Average	Amount in	Amount in
	NOK	interest rate	currency	NOK
	December 31,	December 31,	December 31,	December 31,
	2002	2003	2003	2003

Norwegian commercial paper
NOK	1,105	—	—	—
EMTN program
CZK	107	3.38%	461	119
EUR	6,183	3.16%	748	6,297
GBP	146	5.13%	13	155
NOK	6,498	5.52%	5,949	5,949
SEK	944	4.75%	653	606
USD	3,422	2.22%	491	3,279
Norwegian bonds
EUR	981	2.87%	47	396
GBP	224	4.93%	20	238
NOK	1,860	5.37%	2,496	2,496

Total Telenor ASA	21,470			19,535

Long-term interest-bearing liabilities in subsidiaries

			Average interest
			rate
			December 31,	December 31,	December 31,
Company	Debt instrument	Currency	2003	2002	2003

				(NOK in millions)
DiGi.Com	Borrowings from financial institutions	USD	2.39%	226	130
DiGi.Com	Borrowings from financial institutions	MYR	6.87%	1,191	1,023
GrameenPhone	Borrowings from financial institutions	USD	4.74%	262	120
GrameenPhone	Borrowings from financial institutions	NOK	3.70%	25	25
GrameenPhone	Borrowings from NORAD	NOK	3.40%	50	50
Kyivstar	Vendor financing	USD	—	113	—
Kyivstar	Bonds	USD	12.23%	696	1,105
Pannon GSM	Bonds	HUF	13.78%	1,040	1,076
EDB Business Partner	Borrowings from financial institutions	NOK	7.50%	450	450
EDB Business Partner	Borrowings from financial institutions	NOK	4.12%	50	50
EDB Business Partner	Borrowings from financial institutions	SEK	4.00%	147	56
EDB Business Partner	Finance lease	NOK	8.03%	64	37
Business Solutions	Vendor financing — SW licenses	NOK	8.00%	656	175
Business Solutions	Finance lease	NOK	7.00%	200	68
Satellite Services	Finance lease(1)	NOK	1.77%	1,114	1,004
Canal Digital	Finance lease(2)		—	550	455
Telenor Eiendom Holding	Norwegian Commercial Paper	NOK	—	435	—
Miscellaneous				66	17

Total long-term interest-bearing liabilities in subsidiaries				7,335	5,841

(1)	Satellite leases (Thor II and III). This financing is guaranteed by Telenor ASA

(2)	This financing is guaranteed by Telenor ASA. Denominated in DKK, EUR, NOK and SEK.

      The interest-bearing liabilities in subsidiaries are generally not guaranteed by Telenor ASA and are subject to standard financial covenants.

      Telenor entered into Cross Border QTE Leases for telephony switches, GSM Mobile network and for fixed-line network in 1998, 1999 and 2003. Telenor has provided a defeasance of all amounts due by us under these agreements with highly rated financial institutions and US Government related securities. The leasing obligations and the defeased amounts are shown net on the balance sheet, and are not reflected in the tables. See notes 15, 21, 23 and 31.

Short-term interest-bearing liabilities — Telenor Group

		Average interest
		rate
		December 31,	December 31,	December 31,
		2003	2002	2003

			(NOK in millions)
Telenor Eiendom Holding	Provision tax claim	—	2,409	—
Telenor Mobile Communication	Provision court case	—	530	—
DiGi.Com	Vendor financing and term loans	6.84%	362	334
Kyivstar	Bonds and vendor financing	13.00%	144	37
Miscellaneous			146	15

Total Short-term interest-bearing liabilities — Telenor Group			3,591	386

      At the end of 2003, Telenor reduced short-term interest-bearing liabilities by approximately NOK 3 billion by paying a tax claim regarding the sale of Sonofon Holding A/S and in connection with a settlement of the legal dispute in Greece.

Maturity profile of interest-bearing liabilities as of December 31, 2003

	Total as of
	December 31,									After
	2003	2004	2005	2006	2007	2008	2009	2010	2011	2011

	(NOK in millions)
EMTN program	16,405	1,054	1,526	3,311	3,079	1,159	2,403	—	377	3,496
Domestic bonds	3,130	—	1,059	—	1,872	—	—	—	—	199

Total Telenor ASA	19,535	1,054	2,585	3,311	4,951	1,159	2,403	—	377	3,695
Subsidiaries, short-term	386	386	—	—	—	—	—	—	—	—
Subsidiaries, long-term	5,841	1,619	2,426	721	432	271	244	128	—	—

Total subsidiaries	6,227	2,005	2,426	721	432	271	244	128	—	—

Telenor Group	25,762	3,059	5,011	4,032	5,383	1,430	2,647	128	377	3,695

21.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

      Telenor ASA’s treasury function is responsible for funding, foreign exchange risk, interest rate risk and credit risk management for the parent company and for companies owned more than 90%. Subsidiaries owned less than 90% normally have standalone financing.

      Telenor has limited activity related to interest rate and currency trading. As of December 31, 2003, Telenor did not have any outstanding open trading positions.

Interest rate risk

      Telenor is exposed to interest rate risk through funding and cash management activities. Changes in market interest rates affects the fair value of assets and liabilities. Interest income and interest expense in the profit and loss statement, as well as interest payments, are influenced by interest rate changes.

      The objective for interest rate risk management is to minimize interest cost and at the same time hold the volatility of future interest payments within acceptable limits. To achieve this, Telenor use a simulation model that takes into account market variables and the portfolio composition. The average duration band of the liability portfolio is 0.5-2.5 years. As at December 31, 2003, the average duration was 2.05 years.

      Telenor applies interest rate derivatives to manage the interest rate risk of the debt portfolio. This typically involves interest rate swaps, whereas forward rate agreements and interest rate options are used to a lesser extent.

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

      The table below includes interest-bearing liabilities, interest rate derivatives and currency derivatives.

		Decrease in fair value due to 1% increase in interest rates

		0 – 1	1 – 2	3 – 4	4 – 5	6 – 7	7 – 8	8 – 9	Beyond
Currency	Face value	year	years	years	years	years	years	years	9 years

	(NOK in millions equivalent as of December 31, 2003)
CZK	188	0.50	—	—	—	—	—	—	—
DKK	48	—	—	—	0.65	—	—	—	—
EUR	6,751	5.51	31.47	—	25.98	24.37	6.76	6.27	139.93
GBP	300	1.22	—	—	—	—	—	—	—
HUF	802	7.23	—	—	—	—	—	—	—
MYR	1,333	7.11	—	—	—	—	—		—
NOK	8,820	21.12	53.89	—	63.14	8.64	—	—	117.31
SEK	1,340	1.75	9.47	—	3.00	—	—	—	—
UAH	73	0.35	—	—	—	—	—	—	—
USD	6,220	13.08	24.03	—	10.75	1.49	—	—	—

Interest-bearing liabilities(1)	25,875	57.87	118.86	—	103.52	34.50	6.76	6.27	257.24

(1)	The figure deviates from note 20, due to the inclusion of derivatives not related to interest-bearing liabilities.

Exchange rate risk

      Telenor is exposed to changes in the value of the Norwegian Krone relative to other currencies. Telenor has invested in companies that have other functional currencies than Norwegian Krone. In addition, companies that mainly operate in Norwegian Krone will have transactions denominated in currencies other than Norwegian Krone.

      The book value of Telenor’s net investments in foreign entities varies with changes in the value of Norwegian Krone compared to other currencies. The net income of the Group is also affected by changes in exchange rates, as the profit and loss contributions of foreign entities are translated to Norwegian Krone using the average exchange rate for the period. If these companies pay dividends, it will typically be done in their local currency. Management’s strategy to handle exchange rate exposures related to net investments is to issue financial instruments in the currencies involved. Combinations of money market instruments (commercial paper and bonds) and derivatives (foreign currency forward contracts and currency swaps) are typically used for this purpose.

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

      The table below shows the currency distribution of the Group’s interest-bearing assets, liabilities and derivatives in other currencies than Norwegian Krone as of December 31, 2003:

	AUD	CHF	CZK	DKK	EUR	GBP	HUF	JPY	MYR	SEK	UAH	USD

	(Face value in millions, local currency)
Interest-bearing assets	—	—	—	68	7	—	17,745	—	339	178	—	448
Interest-bearing liabilities	(37)	(550)	—	(42)	(1,368)	—	—	(22,500)	(758)	(461)	(58)	(560)
Currency swaps	37	550	(461)	—	556	(33)	(33,363)	22,500	—	(503)	—	(141)
Forward contracts	—	—	(270)	—	—	8	(10,700)	—	—	(480)	—	(230)

Total	—	—	(731)	26	(805)	(25)	(4,918)	—	(419)	(1,266)	(58)	(483)

Credit risk

      Credit Risk is the loss that the Group would suffer if a counterpart failed to perform its financial obligations.

      There is limited credit risk related to the account receivables due to the high number of customers.

      Telenor has entered into Cross Border QTE Leases for telephony switches, GSM Mobile network and fixed-line network. Telenor has provided a defeasance of all amounts due by us under these agreements with highly rated financial institutions and US Government related securities. The leasing obligations and the defeased amounts are shown net on the balance sheet, see notes 15, 20, 23 and 31. The payment obligation was NOK 6.6 billion as of December 31, 2003.

      Telenor invests surplus liquidity in short-term interest-bearing assets. Credit risk is inherent in such instruments. Financial derivatives with positive replacement value for Telenor, taking into account legal netting agreements, also represent a credit risk.

      Credit risk arising from financial transactions is reduced through diversification, through accepting counterparts with high credit ratings only and through setting strict limits on aggregated credit exposure towards each counterpart. Telenor ASA has legal netting agreements (ISDA agreements), which allows gains to be offset against losses in a bankruptcy situation with the 16 banks that are counterparts in derivative transactions. As of December 31, 2003, Telenor ASA has collateral agreements with three banks in derivative transactions. Both ISDA agreements and collateral agreements are means to reduce overall credit risk.

      Fair value of derivatives with positive replacement value for Telenor ASA was equivalent to NOK 1,757 million as of December 31, 2003, taking into account netting agreements. Credit exposure for Telenor ASA is monitored on a daily basis.

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

      Surplus liquidity within the Group account systems is invested in interest-bearing instruments with short time to maturity and low default risk. Telenor ASA has also established one committed credit facility to minimize the Group’s liquidity risk, see note 20.

      Management emphasizes financial flexibility. An important part of this is to minimize liquidity risk through ensuring access to a diversified set of funding sources.

Other market risks

      Telenor is exposed to equity market risk through investments in equity instruments.

Fair values of financial instruments

      The estimated fair values of the company’s financial instruments are based on market prices and the valuation methodologies described below. However, prudence is recommended in interpreting market data to arrive at an estimated fair value. Accordingly, the estimates presented herein may only be indicative of the amounts the company could realize in the future.

      Fair values of debt instruments issued by Telenor ASA have been calculated using an interest rate curve, which incorporates estimates of the Telenor ASA credit spreads as of December 31, 2003. The credit curve has been extrapolated from trades observed in the secondary market of Telenor ASA debt instruments with different maturities.

      Fair value of debt instruments issued by subsidiaries has been determined by market quotes where such are available. Fair value of other floating rate instruments in subsidiaries is assumed to be equal to the book value.

      For all other interest-bearing liabilities fair values have been estimated using the Telenor ASA credit curve described above.

      Fair values of currency swaps, foreign currency forward contracts and interest rate swaps are estimated by the present value of future cash flows, calculated by using quoted swap curves and exchange rates as of December 31, 2003. Options are revalued using appropriate option pricing models.

      Fair values for listed shares are based on quoted prices at the end of the relevant years. Listed companies consolidated in the Telenor Group or accounted for by using the equity method, are not included in the table below.

      The table below shows book value and fair value of some financial instruments as of December 31, 2003 and 2002:

	Book value	Fair value	Book value	Fair value
	2002	2002	2003	2003

	(NOK in millions)
Financial assets
Listed shares	296	275	720	2,955
Cash and short-term money market investments	5,524	5,524	7,952	7,952
Financial liabilities
Long-term interest-bearing liabilities(1)	(29,105)	(29,813)	(26,366)	(27,713)
Short-term interest-bearing liabilities	(3,591)	(3,591)	(386)	(386)
Instruments used for interest rate and exchange rate risk management
Gain interest rate swaps	—	205	—	285
Loss interest rate swaps	—	(214)	—	(377)
Interest rate options asset	2	1	49	90
Interest rate options liability	—	(4)	—	(24)
Gain cross currency interest rate swaps(1)	1,153	1,528	1,944	2,235
Loss cross currency interest rate swaps(1)	(853)	(697)	(954)	(670)
Gain foreign currency forward contracts	34	34	12	12
Loss foreign currency forward contracts	(167)	(167)	(62)	(62)

(1)	These items are included in long-term interest-bearing liabilities in the balance sheet, see note 20.

22.     NON-INTEREST-BEARING LIABILITIES

	2002	2003

	(NOK in millions)
Accounts payable	3,072	3,750
Government taxes, tax deductions etc.	2,199	2,135
Dividends payable	799	1,776
Current taxes	2,717	641
Accrued expenses	5,315	4,484
Prepaid revenues	2,647	3,163
Provision for workforce reductions, loss contracts and exit from activities(1)	865	402
Other current liabilities	511	715

Total current non-interest-bearing liabilities	18,125	17,066

Long-term non-interest-bearing liabilities	473	754

Total non-interest-bearing liabilities	18,598	17,820

(1)	See note 11.

23.     PLEDGES AND GUARANTEES

	2002	2003

	(NOK in millions)
Interest-bearing liabilities secured by assets pledged	3,278	2,692
Book value of assets pledged	9,892	8,148

      Pledged assets and the liabilities secured by pledged assets as of December 31, 2003 related to DiGi.Com, GrameenPhone and the satellite leases (Thor II and Thor III).

	2002	2003

	(NOK in millions)
Guarantees	2,515	2,557

      Guarantees provided, where the related liability is included in the balance sheet are not shown in the table. Furthermore, purchased bank guarantees are not included. Guarantees as of December 31, 2003 are described below.

      Guarantees provided in connection with entering into the Cross Border QTE Leases are not included in the preceding table, see notes 15, 20, 21 and 31. These guarantees are provided for the payment of all lease obligations. As of December 31, 2003 and 2002 these guarantees amounted to NOK 7,165 million (USD 1,073 million) and NOK 4,293 million (USD 616 millions), respectively.

      The table above includes a guarantee liability of approximately NOK 854 million related to Bravida, mainly in connection with Bravida’s deliveries to a project in Sweden, see note 26.

      In 2001, Telenor provided a guarantee to Intelsat of USD 117 million (NOK 781 million as of December 31, 2003) for the fulfilment of the committed investment in satellite capacity in 2004 of NOK 626 million, see note 25.

      In 2002, Telenor provided a guarantee for up to approximately EUR 68 million (NOK 570 million as of December 31, 2003) in favor of the lenders of interest-bearing financing to the associated company ONE GmbH (previously Connect Austria). Payments under the guarantee may be required if the financial covenants in these loan agreements are breached by ONE GmbH.

      Telenor has provided a guarantee for a termination fee of the satellite leases (Thor II and Thor III) of NOK 271 million. The leasing periods end in 2009 and 2010, respectively.

      In addition, Telenor has provided performance and payment guarantees for subsidiaries of an aggregate amount of approximately NOK 81 million.

24.     COMMITMENTS AND CONTINGENCIES

      Telenor is involved in a number of legal proceedings, including among others those regarded as being material and described below, concerning matters arising in connection with the conduct of Telenor’s business. Provisions have been made to cover unfavorable rulings or deviations in tax assessments, pending the outcome of appeals by Telenor against these decisions, as described below. Furthermore, provisions have been made to cover the expected outcome of the other proceedings to the extent that negative outcomes are likely, and reliable estimates can be made. However, most of the proceedings against Telenor are of such a nature that provisions cannot be estimated. While acknowledging the uncertainties of litigation Telenor believes that, based on the information available to date, these matters will be resolved without any material negative effect on Telenor’s financial position.

      In January 2003, Telenor initiated proceedings against the Norwegian tax authorities before the Oslo District Court relating to the non-recognition of a tax loss deriving from the sale of shares in Sonofon Holding A/S from Telenor Eiendom Holding AS to Dansk Mobil Holding AS. The disputed amount is approximately NOK 8.6 billion, which results in a tax charge of NOK 2.4 billion. Proceedings before the Oslo District Court were held in January 2004 and the ruling is pending.

      In November 2003, Sense Communication AS initiated legal proceedings against Telenor before the Oslo District Court claiming up to NOK 170 million excluding interest, based on allegations that Telenor prices in a service provider agreement for the period 2000 – 2003 had been excessive and not in accordance with the requirements for cost oriented pricing. Sense has given notice to the effect that the claim might be recalculated in order to encompass year 2003 and such other relevant years. The Oslo District Court has not yet decided a date for commencement of court hearings.

      The Liquidators of Enitel AS initiated in December 2003 legal proceedings against Telenor before Asker and Bærum District Court. The claim of damages and reimbursement of NOK 121 million plus interest is based on alleged overcharging for leased lines and traffic terminated in the fixed and mobile networks. The Oslo District Court has not yet decided a date for commencement of court hearings.

Disputes mentioned in note 24 to the Telenor’s financial statements for 2002, where a verdict has been reached.

      In 2001, NSB (Norwegian State Railways) initiated legal proceedings against Telenor. In a judgment from the Oslo District Court of March 2003 Telenor was acquitted. The result is legally binding.

      The legal proceedings between Telenor and S&A Telecom Cyprus Ltd. (on behalf of WR Com Enterprises Ltd.) came to an end in 2003 after the parties agreed to an out of court settlement.

      In 2002, TDC Tele Danmark AS, Telia Mobile AB, Sonera AB and Iceland Telecom Ltd. initiated legal proceedings against Telenor before a court of arbitration. The final legally binding judgment from the arbitration panel was presented to the parties in December 2003 and Telenor won the case in its entirety.

      Tele 2 had initiated several legal proceedings against Telenor. An out of court settlement was reached in January 2004.

      The legal proceedings initiated by Teletopia against Telenor before the Court of Appeal resulted in a judgment were Telenor was acquitted upon payment of NOK 0.6 million. Teletopia has filed an appeal with the Supreme Court.

25.     CONTRACTUAL OBLIGATIONS

      The Group has entered into agreements with fixed payments in the following areas as of December 31, 2003:

						After
	2004	2005	2006	2007	2008	2008

	(NOK in millions)
Rent of premises	603	524	418	327	320	1,063
Rent of cars, office equipment, etc.	71	48	20	7	4	8
Rent of satellite and network capacity	448	176	672	71	66	287
IT-related agreements	346	203	112	17	—	—
Other contractual obligations	552	163	46	39	7	—
Committed investments
Properties and equipment	381	34	31	29	25	—
Other contractual investments	4,358	4	4	—	—	—

Total contractual obligations	6,759	1,152	1,303	490	422	1,358

      The table does not include agreements under which Telenor has no binding obligation to purchase, and do not include future investments due to the UMTS license in Norway.

      Rent of satellite and network capacity includes payments under a MVNO-agreement (Mobile Virtual Network Operator) of NOK 558 million for 2006.

      Other contractual investments for 2004 include USD 88 million for capital expenditure in satellite capacity (NOK 626 million calculated using the hedged USD/NOK exchange rate). Furthermore, payment for the remaining 46.5% ownership interest in Sonofon as of February 12, 2004 is included by NOK 3,661 million.

26.     RELATED PARTIES

      Telenor ASA was 62.6% owned by the Norwegian state (including treasury shares) as of December 31, 2003.

      The Norwegian telecommunications market is governed by the Electronic Communications Act of June 25, 2003 and other regulations issued pursuant to this Act, as well as by concessions (licenses) for certain activities in 2003. According to the concession on fixed network and the public telephony service, Telenor had to provide and maintain Universal Service Obligations (USO) — PSTN telephony to all households and companies, public pay phones, services for the disabled, emergency services — and Special Service Obligations (SSO) — the defense of Norway, coastal radio, services concerning Svalbard, wire services for ships, provisions of emergency lines for the police, fire department and ambulances — at a certain level in 2003. Telenor receives no compensation from the state for the provision of USO services, whereas compensation is given to Telenor for the provision of SSO. In 2003, 2002 and 2001 Telenor received NOK 106 million, NOK 82 million and NOK 80 million, respectively, under this agreement.

      Due to the introduction of the Electronic Communications Act Telenor’s fixed line operations will no longer be subject to a concession, but the requirements for USO/SSO services will be continued in general regulation. Telenor expects that the duties will continue.

      Telenor provides mobile and fixed telephony services, leased lines, customer equipment, Internet connections, TV distributions and installation and IT operations/ services to the state and companies controlled by the state in the normal course of business and at arm’s-length prices.

      As of December 31, 2003 GrameenPhone has borrowed NOK 50 million from NORAD. NORAD is part of the Ministry of foreign Affairs. The fixed rate loan has an interest of 3.4% and is a interest-only loan until June 30, 2004 and is thereafter paid off until December 31, 2010.

      Telenor pays an annual fee to the Norwegian Post and Telecommunications Authority (“PT”) for delivering telephony and mobile services. The fee was NOK 87 million in 2003, NOK 81 million in 2002 and NOK 81 million in 2001, respectively.

      Canal Digital is a wholly-owned subsidiary of Telenor, performing satellite Broadcasting. The company was owned 50% by Telenor up to June 30, 2002, when Telenor completed the acquisition of the remaining 50% of the company and started consolidating the company. Canal Digital had agreements to sell products and services to other Telenor companies, mainly satellite broadcasting and cards for TV-decoders. The total amount invoiced for these products and services was NOK 223 million in 2002 (half year) and NOK 475 million in 2001, respectively. The transactions were based on arm’s-length agreements.

      Associated companies abroad hire personnel from Telenor. A total of NOK 24 million, NOK 21 million and NOK 29 million was invoiced for these services in 2003, 2002 and 2001, respectively.

      Bravida has been an associated company from 1 November 2000, when Bravida was merged with BPA AB. Telenor’s ownership share was 47.05% as of December 31, 2003. According to a shareholders agreement entered into at the time of the merger, Telenor shall decrease its ownership share in event of a listing of Bravida. In 2003, Group companies purchased goods and services for NOK 1,305 million from Bravida, NOK 1,868 million in 2002 and NOK 2,142 million in 2001, mainly for installation and other services. NOK 92 million, NOK 85 million and NOK 450 million in 2003, 2002 and 2001, respectively, were invoiced from Group companies to Bravida for sale of customer equipment and administrative services. Bravida also has agreements which ensures that Bravida is awarded a certain share of the purchases the business area Fixed will make related to installation and other services until the end of 2005. The transactions are based on arm’s-length prices. Telenor had provided guarantees related to Bravida with a frame of approximately SEK 920 million (NOK 854 million) as of December 31, 2003. This is mainly related to a fulfillment guarantee given by Telenor in 2000 when Bravida was a subsidiary regarding Södra Länken, which is a engineering contract in Sweden. Telenor had outstanding loans of NOK 553 million to Bravida as of December 31, 2003, of which approximately NOK 551 million was long-term (NOK 442 million in outstanding loans as of December 31, 2002 of which NOK 430 million was long term loans). As of December 31, 2003, Telenor had outstanding liabilities to Bravida of NOK 86 million (NOK 30 million as of December 31, 2002). In February 2003, Telenor provided a short-term convertible loan of NOK 150 million to Bravida. This loan was reduced to NOK 73 million during 2003 as the other shareholders in Bravida subscribed for their pro rata share of the loan. The loan was converted to share capital in 2003. A new convertible loan of NOK 150 million was established in September 2003. Telenor participated with NOK 73 million (equal to their ownership interest in Bravida). The loan matures for payment January 29, 2007 and can in the period May 2006 to April 2007 be converted to shareholders equity. In February 2003, Telenor provided a financial guarantee to Svensk Eksportkreditt of SEK 331 million plus interest related to the Bravida engagement, in connection with which external parties provided collateral security in the form of mortgages of shares. This guarantee was redeemed on maturity in 2003.

      The associated company TeleVenture Management AS performs management services for Telenor Venture, Telenor Venture II and Telenor Venture III. TeleVenture Management AS invoiced NOK 18 million in 2003, NOK 21 million in 2002 and NOK 23 million in 2001.

      Zebsign, established in 2001 with 50% ownership by Telenor, delivers services for electronic identification and signature. In 2003, Zebsign had revenues for sale to other Telenor companies of NOK 1 million, NOK 41 million in 2002 and NOK 43 million in 2001.

      Telenor acquired the associated company Glocalnet as of December 31, 2002. During 2003 Telenor invoiced Glocalnet NOK 361 million for telephony and dial-up Internet services. Accounts receivable from Glocalnet was NOK 124 million as of December 31, 2003.

27.     ADDITIONAL INFORMATION ABOUT CASH FLOW

      With the exception of certain companies, the Group has purchased bank guarantees for payment of the employees’ tax deductions. The Group has established Group bank accounts with two banks. Under these agreements, Telenor ASA is the Group account holder, whereas the other companies in the Group are sub-account holders or participants. The banks can set off balances in their favor against deposits, so that the net position represents the net balance between the bank and the Group account holder.

Restricted bank accounts

	2001	2002	2003

	(NOK in millions)
For employees’ tax deduction	114	88	22
Other	179	45	32

Total	293	133	54

Material non-monetary transactions

	2001	2002	2003

	(NOK in millions)
Investments in businesses	678	105	2,403
Financial leases	—	346	27

Total	678	451	2,430

      Investments in businesses in 2003 consisted mainly of the following transactions related to changes in ownership interests: sales of shares in Comincom/ Combellga in exchange for shares in Golden Telecom Inc. (NOK 1.3 billion recorded as associated companies), the sale of shares in Inmarsat in exchange for an ownership interest in Inmarsat’s new holding company (NOK 0.7 billion recorded as shares and other investments), and the sale of shares in A-Pressen ASA in exchange for shares in APR Media Holding AS (NOK 0.4 billion recorded as associated companies).

28.     MANAGEMENT COMPENSATION ETC.

      The Group Management consist of Jon Fredrik Baksaas, Arve Johansen, Torstein Moland, Berit Svendsen, Jan Edvard Thygesen, Stig Eide Sivertsen, Morten Karlsen Sørby and Asmund Løset (from January 6, 2004).

      Aggregate remuneration for the board of directors and the corporate assembly for 2003 was NOK 1,630,834, and NOK 551,996, respectively. The members of the board of directors do not have any agreements which entitles them to extraordinary remuneration in the event of termination or change of office, or agreement for bonus, profit sharing, options or similar.

      The annual salary for the president and chief executive officer Jon Fredrik Baksaas was NOK 3,200,000 in 2003. Telenor also paid pension premiums of NOK 1,677,463 and other compensation of NOK 118,478. Jon Fredrik Baksaas had no annual bonus agreement in 2003, however, he was granted 250,000 share options on February 21, 2003 with a maturity of 7 years. In addition 150,000 when he was appointed President and CEO on June 21, 2002 and 100,000 in the share option program in 2002. Telenor’s pension plan gives Mr. Baksaas the right to retire at the age of 60 with a supplementary pension, resulting in a total pension equal to 66% of pension-qualifying income. Pension-qualifying income is restricted to NOK 3,000,000, adjusted annually with the Consumer Price Index. The first adjustment occurred on January 1, 2003. Mr. Baksaas has the right to receive salary for a period of 24 months if Telenor terminates the employment, provided that he does not undertake any other employment during such period, in which case the payment would be reduced by 75% of the salary for the new employment. There will be no holiday payment on this amount. The agreed period of termination notice is six months.

      The table below shows information attached to each member of the Group Management, except for Jon Fredrik Baksaas, which is mentioned above.

	Agreed			Share	Share
	period of	Severance		Options	Options
Name/title	notice	Pay	Pension benefits(1)	2002(2)	2003(2)

Senior Executive Vice President Arve Johansen(3)	6 months	6 months	66% of Pension-qualifying income at the date of retirement with the right to retire at the age of 60.	100,000	100,000
Senior Executive Vice President and CFO, Torstein Moland(3)	6 months	6 months	66% of Pension-qualifying income at the date of retirement with the right to retire at the age of 60.	100,000	100,000
Executive Vice President and CTO, Berit Svendsen	6 months	6 months	66% of Pension-qualifying income at the date of retirement with the right to retire at the age of 62.	100,000	75,000
Executive Vice President Jan Edvard Thygesen	6 months	6 months	66% of Pension-qualifying income at the date of retirement with the right to retire at the age of 62.	75,000	75,000
Executive Vice President Asmund Løset	6 months	6 months	66% of Pension-qualifying income at the date of retirement with the right to retire at the age of 62.	—	30,000
Executive Vice President Morten Karlsen Sørby	6 months	6 months	66% of Pension-qualifying income at the date of retirement with the right to retire at the age of 62. The Pension-qualifying income will be equal to the salary of December 31, 2002, with an annual regulation according to the consumer price index.	70,000	75,000
Executive Vice President Stig Eide Sivertsen	6 months	No	66% of Pension-qualifying income at the date of retirement with the right to retire at the age of 62.	75,000	75,000

The bonus frame was 4 months of fixed salary in 2003. In addition, there may be an adjustment of + / -20% conditional upon performance according to certain non-financial criteria. If the budget is reached (under any given bonus criterion), 50% of the bonus is paid. 100% of the bonus may only be paid as a result of exceptional financial performance beyond budget.

(1)	Pension qualifying salary may be lower than actual fixed salary at the date of retirement. Any increase in fixed salary for the group management is conditional upon the implementation of a “cap” on pension qualifying salary similar to that provided in Morten Karlsen Sørby’s pension agreement.

(2)	The share option programs for 2002 and 2003 are described in note 29.

(3)	Arve Johansen and Torstein Moland, both have agreements which entitle them to a possible transfer to other tasks within the organization with the right to compensation of half their salary. These agreements relate to a specified time period up to the age of retirement. The future pension benefits are based on the salary at the time of transfer to other work.

      Total loans to employees were NOK 41 million as of December 31, 2003. The loans were mainly provided to finance cars purchased by the employees as an alternative to company cars and loans were provided in connection with the purchase of shares in the employee stock ownership program in December 2003 (NOK 16 million). The loans for purchase of shares were limited to NOK 5,970 per employee after discount. Loans for purchase of shares are non-interest-bearing and have terms of 11 months.

      None of the directors have loans in the company.

      The number of shares owned by the members of the board of directors, the corporate assembly and the Group management as of December 31, 2003 is shown below. Shares owned by the board of directors and the Group management includes closely related parties.

Number
of shares
as of
December 31,
2003

The Board of Directors
Thorleif Enger	2,000
Bjørg Ven	10,000
Harald Stavn	3,503
Per Gunnar Salomonsen	1,671
Irma Tystad	813
The Corporate Assembly
Mona Røkke	200
Berit Kopren	275
Stein Erik Olsen	989
Jan Riddervold	1,914
Arne Jenssen	407
The Group Management
Jon Fredrik Baksaas	20,511
Arve Johansen	24,791
Torstein Moland	16,699
Berit Svendsen	4,767
Jan Edvard Thygesen	55,937
Asmund Løset	3,118
Morten Karlsen Sørby	3,453
Stig Eide Sivertsen	28,424

Fees to auditors

      The table below summarizes suggested audit fees for 2003 and 2002 and fees for audit related services, tax services and other services during 2003 and 2002. Fees include both Norwegian and foreign subsidiaries.

			Audit		Fees for tax
	Audit fees		related fees		services		Other fees

	2002	2003	2002	2003	2002	2003	2002	2003

	(NOK in millions excluding VAT)
Telenor ASA
Group Auditor	2.5	2.6	5.4	4.9	1.5	1.1	0.9	—
Other Auditors	—	—	—	1.1	—	—	—	0.4
Other Group companies
Group Auditor	16.1	21.9	6.7	12.2	3.0	5.2	0.7	1.0
Other Auditors	8.1	3.1	2.4	2.5	1.8	1.3	7.1	1.1

      Fees for audit services include fees associated with the required statutory audits and the reviews of the Company’s quarterly reports. Audit-related fees principally included due diligence in connection with acquisitions and dispositions, information system audits and regulatory reporting audits. Tax fees included review of tax compliance and tax advice, mainly outside Norway.

29.     SHARE OPTION PLANS

      In the Telenor Group there are three share options programs: One for shares in Telenor ASA, one for the listed subsidiary company EDB Business Partner ASA and one for the listed subsidiary Utfors AB. The option program for Utfors was terminated in February 2004 without any exercise in 2003 or 2004, and is therefore not disclosed.

Option program for shares in Telenor ASA

      In 2002, 85 managers and key personnel were granted options, and 110 managers and key personnel were granted options in 2003.

      For options granted in 2002: One third of the options are vested each of the three years subsequent to the date of grant. The latest possible exercise date is seven years subsequent to the date of grant. The exercise price corresponds to the average closing price at Oslo Stock Exchange five trading days prior to the date of grant, increasing with an interest per commenced month corresponding to  1/12 of 12 months NIBOR (Norwegian Interbank interest rate). The options may only be exercised four times a year, during a ten-day period after the publication of the company’s quarterly results. For options granted on February 21, 2002, the price at the end of exercise life will be NOK 50.96. For options granted to Jon Fredrik Baksaas on June 21, 2002, the price at end of exercise life will be NOK 42.12.

      For options granted in 2003: One third of the options are vested each of the three years subsequent to the date of grant and are exercisable if the stock price at the time of exercise is higher than the average closing price at Oslo Stock Exchange five trading days prior to the date of grant, adjusted with 5.38% per year. The latest possible exercise date is seven years subsequent to the date of grant. The exercise price corresponds to the average closing price at Oslo Stock Exchange five trading days prior to the date of grant NOK 26.44. The options may only be exercised four times a year, during a ten-day period after the publication of the company’s quarterly results.

		Exercise price
	Numer of	at the end of
Share options Telenor ASA	share options	option life(1)

Options granted in 2002 (February 21)	2,520,000	50.96
Options granted in 2002 (June 21)	150,000	42.12
Options forfeited in 2002	55,000	50.96
Balance at December 31, 2002	2,615,000	50.45
Options granted in 2003	2,850,000	26.44
Options forfeited in 2003	290,000	32.36
Options exercised in 2003	71,667	50.96
Balance at December 31, 2003	5,103,333	38.06

      The table below details our options outstanding by related option exercise price as of December 31, 2003 and is based on the final exercise price. Some options may be exercised prior to the termination of the plan.

Weighted average		Weighted average	Options exercisable
exercise price	Options	remaining life	as of
(in NOK)	outstanding	in years	December 31, 2003(1)

50.96(2)	2,323,333	5 years	726,666
42.12(3)	150,000	5 years	50,000
26.44(4)	2,630,000	6 years	—

(1)	Exercise prices for the share option programs of 2002 are calculated at the latest possible date of exercise, and based on 12 month NIBOR implied forward rates calculated of the spot curve (February 20, and June 20, each year, respectively). For the share option program of 2003, the exercise price is fixed throughout the options’ term, and is NOK 26.44.

The options may only be exercised in a period right after the publication of Telenors quarterly financial results.

(2)	First possible exercise was February 2003 for 1/3 of the options.

(3)	First possible exercise was July 2003 for 1/3 of the options.

(4)	First possible exercise was February 2004 for 1/3 of the options.

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

      In 2003, 600,000 options at an exercise price of NOK 15.94 was granted to the new CEO for EDB Business Partner ASA at the time of appointment. One third of the options are vested each of the three years subsequent to the date of the grant and are exercisable if the stock price at time of exercise is higher than the price of the grant date adjusted with 5.38 % per year. The options may only be exercised four times a year, during a ten-day period after the publication of the company’s quarterly results. The latest possible exercise date is seven year after the grant date.

		Weighted
	Number of	average
	share options	exercise price

		(NOK)
Balance at December 31, 2000	12,324,478	121.6
Options granted in 2001	699,070	106.3
Options exercised in 2001	1,400,594	62.9
Options forfeited in 2001	1,667,104	134.0
Balance at December 31, 2001	9,955,850	126.7
Options granted in 2002	269,445	67.0
Options exercised in 2002	—	—
Options forfeited in 2002	528,620	129.6
Balance at December 31, 2002	9,696,675	124.9
Options granted in 2003	600,000	15.9
Options exercised in 2003	—	—
Options forfeited in 2003	411,678	137.9
Balance at December 31, 2003	9,884,997	117.7

      The table below details EDB Business Partner’s options outstanding by related option exercise price as of December 31, 2003 and is based on the final exercise dates. Some options may be exercised prior to the termination of the plan.

			Options
		Weighted average	exercisable as of
Weighted average exercise price	Options outstanding	remaining life	December 31, 2003

(in NOK)		(in years)
16	600,000	6.5	—
62	3,774,335	0.3	3,774,335
67	219,515	0.3	219,515
106	590,995	0.3	590,995
137	372,246	0.3	372,246
183	4,327,906	0.3	4,327,906

30.     NUMBER OF SHARES, OWNERSHIP ETC.

      Telenor ASA had as of December 31, 2003 a share capital of NOK 10,824,127,686 divided into 1,804,021,281 ordinary shares with a nominal value of NOK 6 each. All shares have equal voting rights and the right to receive dividends. As of December 31, 2003, the company had remaining 28,103,172 treasury shares of the total of 30,000,000, which were issued to Telenor as treasury shares to be used to grant additional bonus shares to retail investors in Norway pursuant to the global offering in December 2000. On December 4, 2001, 1,896,828 treasury shares were transferred as additional bonus shares to retail investors. The general meeting held in 2001 granted an authority to the Board of Directors that the remaining shares could be used for other purposes.

      At the general meeting held on May 8, 2003, it was resolved to grant an authority to the board of directors to increase the share capital up to NOK 1,065,193,800 through issuance of up to 177,532,300 ordinary shares of NOK 6 nominal value each in connection with future investments. Such authority lasts until July 1, 2004. The Board of Directors may waive the pre-emptive rights of shareholders to such shares. The authority includes the issuance of shares against consideration other than cash and the issuance of shares in a merger. The purpose of the authority is to place the company in a better position for further growth. Such an increase in share capital may also be used in share option plans for managers and key personnel and stock ownership programs for employees. An employee stock ownership program took place in 2001, 2002 and 2003, under which 595,109 shares at a nominal value of NOK 6 each were subscribed for in December 2003. Telenor ASA established a share option plan on February 21, 2002 and on February 2003, see note 29.

At the general meeting May 8, 2003 approval was given for the Board of Directors to acquire up to 90,171,308 own shares with a nominal value totaling up to NOK 541,027,848.

      The amount paid per share shall be a minimum of NOK 6 and a maximum of NOK 200. This authorization is valid until July 1, 2004.

      The following shareholders had 1% or more of the total number of the 1,775,918,109 outstanding shares (excluding the 28,103,172 treasury shares) as of December 31, 2003:

	Number of
Name of shareholders	shares	%

Ministry of Trade and Industry	1,129,842,400	63.62
State Street Bank (nominee)	70,761,238	3.98
National Insurance Scheme Fund	49,754,000	2.80
Morgan Stanley (nominee)	24,020,822	1.35

      In July 2003, the Norwegian state represented by the Ministry of Trade and Industry reduced its ownership interest in Telenor ASA (excluding the 28,103,173 treasury shares) from 78.9% to 63.6% through a private placement to institutional and other investors.

      In January 2003, Telenor entered into an agreement with the Kingdom of Norway, as the largest shareholder in Telenor, regarding share buy back according to the approval by Telenor’s Annual General Meeting on May 8, 2003. The Kingdom of Norway is committed to participate on a proportionate basis by way of canceling a proportionate number of its shares at the ordinary General Meeting in 2004. The Kingdom of Norway’s ownership percentage in Telenor will thus remain unaffected.

31.     UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

      The Group’s consolidated financial statements have been prepared under Norwegian GAAP, which differs in certain respects from US GAAP. The principal differences between the Group’s accounting principles under Norwegian GAAP and US GAAP are set out below:

Reconciliation of net income (loss) from Norwegian GAAP to US GAAP

	Note	2001	2002	2003

		(NOK in millions, except per
		share amounts)
Net income (loss) in accordance with Norwegian GAAP		7,079	(4,298)	4,560
Adjustments for US GAAP:
Depreciation of capitalized interest associated companies	1	(38)	(3)	(8)
Pensions	2	(25)	(24)	(25)
Amortization of license costs and related goodwill	3	(27)	(2)	(8)
Temporary investments in entities	4	43	12	67
Stock compensation	7	52	—	(42)
Sale and lease back of properties	8	36	49	(3)
Derivative financial instruments	9	171	47	(173)
Goodwill amortization	10	39	1,631	1,038
Goodwill impairment	10	—	(390)	—
Measurement date	11	—	12	(3)
Sale of software	12	—	(345)	78
Reversal of write-downs	13	—	—	(160)
Prepayments on equal terms	19	—	—	12
Asset retirement obligation	14	—	—	(38)
Cumulative effect of change in accounting principle	14	—	—	(258)
Other differences		—	—	28

	Note	2001	2002	2003

		(NOK in millions, except per
		share amounts)
Tax effect of US GAAP adjustments	16	(56)	(68)	90
Minority interests	5	(270)	(279)	(119)

Net income (loss) in accordance with US GAAP		7,004	(3,658)	5,036

Net income (loss) from continuing operations (excluding Telenor Media)		1,889	—	—
Revenues in accordance with US GAAP		40,581	47,879	52,826
Net income (loss) per share
— From continuing operations (excluding Telenor Media)		1.07	—	—
— Cumulative effect on prior years of change in accounting principle		0.03	—	(0.10)
— In accordance with US GAAP (basic)		3.95	(2.06)	2.84
— In accordance with US GAAP (diluted)		3.95	(2.06)	2.84

Reconciliation of shareholder’s equity from Norwegian GAAP to US GAAP

	Note	2002	2003

		(NOK in millions)
Shareholder’s equity in accordance with Norwegian GAAP		33,685	37,237
Adjustments for US GAAP:
Dividends	17	799	1,776
Capitalized interest associated companies	1	25	17
Pensions	2	116	91
Amortization of license costs and related goodwill	3	20	12
Temporary investments in entities	4	(98)	(31)
Gains on subsidiaries’ equity transactions and disposal of shares in subsidiary	5	700	700
Marketable equity securities — net of tax	6	(17)	1,676
Stock compensation	7	(172)	(214)
Sale and lease back of properties	8	(68)	(71)
Derivative financial instruments	9	(114)	(251)
Goodwill amortization	10	1,670	2,708
Goodwill impairment	10	(390)	(390)
Measurement date	11	683	680
Sale of software	12	(345)	(267)
Minimum pension liability	2	(34)	(113)
Reversal of write-downs	13	—	(160)
Asset retirement obligation	14	—	(296)
Subsequent acquisition	15	—	74
Prepayments on equal terms	19		12
Other differences			28
Tax effect of US GAAP adjustments	16	(223)	(122)
Minority interests	5	(438)	(561)

Shareholder’s equity in accordance with US GAAP		35,799	42,535

Total assets in accordance with US GAAP		97,511	101,088
Long-term interest-bearing liabilities in accordance with US GAAP		33,957	34,782

The following table reflects the components of comprehensive income under U.S. GAAP

      SFAS No. 130 “Reporting Comprehensive Income” established standards for the reporting and display of comprehensive income and its components. Comprehensive income includes net income and all changes in equity during a period that arise from non-owner sources, such as foreign currency items and unrealized gains and losses on securities available for sale.

	2001			2002			2003

	Pretax	Tax	Net	Pretax	Tax	Net	Pretax	Tax	Net

	(NOK in millions)
Unrealized gain (loss) on securities	138	(39)	99	(58)	16	(42)	2,343	(656)	1,687
Net investment hedge	14	35	49	1,139	(269)	870	445	(150)	295
Minimum pension liability adjustment	—	—	—	(34)	10	(24)	(79)	22	(57)
Foreign currency translation	(86)	84	(2)	(3,722)	34	(3,688)	586	(38)	548

Other comprehensive income	66	80	146	(2,675)	(209)	(2,884)	3,295	(822)	2,473

Reconciliation

	2001	2002	2003

	(NOK in millions)
Net income (loss) in accordance with U.S. GAAP	7,004	(3,658)	5,036
Other comprehensive income	146	(2,884)	2,473

Total comprehensive income (loss)	7,150	(6,542)	7,509

Components of equity in accordance with U.S. GAAP:

	December 31,	December 31,	December 31,
	2001	2002	2003

	(NOK in millions)
Share capital	10,816	10,820	10,824
Other paid capital	18,619	18,634	18,656
Other equity	13,796	9,423	13,685
Treasury shares	(169)	(169)	(169)
Accumulated other comprehensive income
— unrealized gain (loss) on securities after tax	37	(24)	1,676
— net investment hedge	164	1,432	1,841
— foreign currency adjustments	(309)	(4,029)	(3,445)
— minimum pension liability adjustments	—	(34)	(113)
— deferred taxes	(10)	(254)	(420)

Total	42,944	35,799	42,535

(1) Capitalized interest

      Under Norwegian GAAP, the Group has expensed interest incurred in connection with the financing of associated companies.

      Under US GAAP, interest incurred on equity funds, loans and advances to associated companies, under a period which the associated company is undergoing activities necessary to start its planned principal operations and such activities include the use of funds to acquire qualifying assets for its operations, shall be capitalized.

(2) Pensions

      In 1995, the Group began to account for pensions according to the accounting standard, which is substantially consistent with US GAAP. The change in accounting principle was offset directly against shareholder’s equity.

      Under US GAAP, the effect of adopting SFAS 87 would be amortized over the remaining average service period.

      In accordance with US GAAP a provision is recorded directly against shareholders equity where the accumulated benefit obligation (ABO) exceeds plan assets. This is not in accordance with Norwegian GAAP.

      Below is an overview of the total provisions for pensions in the balance sheet under US GAAP as of

	December 31,	December 31,
	2002	2003

	(NOK in millions)
Benefit obligation	559	911
Plan assets	(90)	(78)
Intangible assets	(244)	(382)
Accumulated other comprehensive income	(34)	(113)
Total provisions for pensions	191	338

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

      Under the US GAAP reconciliation, this revision in the amortization period was accounted for retroactively.

(4) Temporary investment in entities

      Investments in entities in which the Group has an ownership that is considered to be temporary in nature are recorded at cost or written down to fair value. The Group invests periodically in companies for the purpose of making profits.

      Under US GAAP, all temporary investments with an ownership greater or equal to 20% are accounted for under the equity method or consolidated. The effect on the financial statements of temporary investments consolidated under US GAAP, are immaterial.

      Total assets accounted for under the equity method for US GAAP was NOK 9,627 million for the year ended December 31, 2002 and 10,065 million for the year ended December 31, 2003.

      Total assets accounted for under the cost method for US GAAP was NOK 64 million for the year ended December 31, 2002 and 3 million for the year ended December 31, 2003.

(5) Gain from subsidiaries equity transactions, disposal of shares in a subsidiary and minority interest

      Under Norwegian GAAP, no gains from subsidiary’s equity transactions and disposal of shares in a subsidiary are recognized.

      Under US GAAP, the Group records gains from subsidiary equity transactions (SAB 51 transactions) and disposal of shares in a subsidiary through income.

      Under Norwegian GAAP, the minority interest is measured at fair value of the consideration paid from the minority. The difference between the recorded equity in the subsidiary and value of the consideration paid by the minority will be amortized or written down through allocating results to minority.

      This allocation is not consistent with US GAAP.

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

      Under US GAAP, marketable equity securities are valued at their fair value for each security. For marketable equity securities classified as available for sale, unrealized gains and losses after tax are recorded directly to shareholder’s equity. All listed shares are classified as available for sale in accordance with SFAS 115.

      As of December 31, 2002 and 2003, available for sale securities at cost amounted to NOK 280 million and NOK 626 million, respectively, with unrealized loss before tax of NOK 21 million for December 31, 2002 and unrealized gain before tax of NOK 2,328 million for December 31, 2003, respectively. For the years ended December 31, 2002 and 2003, proceeds from the sale of available for sale securities was NOK 19 million and NOK 108 million, respectively. The gross realized loss from such sales was NOK 5 million for the year ended December 31, 2002 and NOK 53 million for the year ended December 31, 2003, respectively.

(7) Stock compensation

      In 2002, Telenor introduced a share option program granting options to managers and key personnel. Options to subscribe 2,670,000 of Telenor’s shares were granted in 2002 and options to subscribe 2,850,000 of Telenor’s shares were granted in 2003.

      The subsidiary EDB Business Partner ASA also has a stock compensation plans for its employees. A separate plan was introduced in 2003 for the new CEO.

      In accordance with Norwegian GAAP, the Group did not recognize expense for stock options with no intrinsic value that were granted to employees.

      In accordance with US GAAP, the measurement date for determining compensation costs for stock options is the first date at which the number of shares the employee is entitled to receive and the exercise price of the options are known.

      Due to the features of the plans for Telenor ASA and EDB partner ASA, variable plan accounting for these options would apply under US GAAP and the intrinsic value of the options at the end of each reporting period, based on the presumed exercise price and the quoted market price of respective stocks, would be calculated and recorded as compensation expense over the vesting period.

      Options for EDB Business Partner ASA are vested over a one to three year period of continued employment. Vested but unexercised options can be carried forward to May 2004 or expire. Options to the CEO may continue to 2010. Of the total options outstanding at year-end, options for 9.3 million shares have been accounted for as fixed plan awards. In fixed plan awards, the measurement date occurs on the grant date when both the number of shares of stock that may be acquired and the price to be paid by the employee are known. The options for the remaining 0.6 million shares of stock are considered variable plan grants because terms do not define the ultimate exercise price of the options.

      Telenor has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) and related interpretations in accounting for its employee stock options.

However, pro forma information regarding net income and earnings per share is required by FASB Statement No. 148, “Accounting for Stock-Based Compensation”, and has been determined as if Telenor and EDB Business Partner had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions. The assumptions for 2003 is shown in the table below.

				Weighted
	Risk free rate	Dividend yield	Volatility factor	average life

Telenor 2002 programs	6.40%	2.0%	31.3%	4.5 years
Telenor 2003 program	4.80%	2.0%	32.3%	4.5 years
EDB Business Partner 1999-2002 program	5.85%	0.0%	30.0%	0.3 years
EDB Business Partner 2003 program	5.05%	0.0%	66.9%	4.5 years

      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. Had compensation cost for these plans been determined consistent with SFAS 123, the Group’s net income (loss) according to US GAAP would have been the following:

	2001	2002	2003

	(NOK in millions except per
	share amounts)
Net income (loss) as reported	7,004	(3,658)	5,036
Deduct stock based employee compensation expense included in reported net income under US GAAP	(52)	—	39
Add stock based employee compensation expense determined under fair value based method for all awards under US GAAP	(94)	(34)	(25)

Pro forma net income (loss) in accordance with US GAAP	6,858	(3,692)	5,050

Net income (loss) per share in accordance with US GAAP
Basic as reported in accordance with US GAAP	3.95	(2.06)	2.84
Basic pro forma in accordance with US GAAP	3.87	(2.08)	2.84
Diluted as reported in accordance with US GAAP	3.95	(2.06)	2.84
Diluted pro forma in accordance with US GAAP	3.87	(2.08)	2.84

      The stock options may have a dilutive effect.

      A summary of Telenor’s and EDB Business Partner’s stock option programs and related information are given in note 29.

(8) Sale and lease back of properties

      Under Norwegian GAAP, the Group recognized gains from sale and lease back of properties when the lease back agreement is an operating lease agreement.

      Under US GAAP, only gains from sale and lease back of properties that exceed the net present value of the lease back agreement can be recognized as gains. The remaining gains must be deferred over the lease periods.

(9)  Derivative financial instruments

      Effective January 1, 2001, US GAAP introduced Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by

SFAS No. 138. This accounting standard requires that all derivative instruments be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships for which hedge accounting is applied.

      Interest rate derivatives not held for trading purposes are carried at cost under Norwegian GAAP. Under US GAAP all derivatives are recorded marked-to-market and recognized on the balance sheet at fair value.

      Under Norwegian GAAP Telenor may combine more than one instrument in hedging of net investments. Under US GAAP there are more stringent requirements of what instruments can be designated as hedging instruments and foreign exchange gains or losses are to a greater extent reported through earnings under US GAAP than Norwegian GAAP. Telenor’s policy is to use instruments that may be used as hedging under both Norwegian GAAP and US GAAP, as long as this is cost effective.

      The following information relates to derivative financial instruments under SFAS 133:

Derivative (and nonderivative) instruments designated as fair value hedging instruments

      A significant portion of the debt issued by Telenor ASA is fixed rate bonds (87% of outstanding bonds as of December 31, 2003). Fixed rate bonds with long maturities impose a greater interest rate risk, in terms of mark-to-market risk, than management wishes to take on. As such the interest rate exposure on these bonds is often altered through entering into a derivative instrument that allows Telenor to receive a fixed interest and pay a specified floating interest rate. Telenor has designated these derivatives as fair value hedging relationships.

      A common strategy for Telenor is to issue a fixed rate bond in the currency in which funding is to be raised and consequently enter into a “receive fixed/pay floating” interest rate swap. These fair value hedging relationships typically qualify for short cut treatment, as the requirements set out in paragraph 68 of SFAS 133((1)) are met.

      A second hedging strategy for Telenor is to hedge a fixed rate bond issued in currency other than Norwegian Krone with a receive “fixed non base/pay floating” base cross currency interest rate swap. In these cases the hedged risks would be benchmark interest rates and exchange rates((2)). The swap would be the hedging instrument and the bond would be the hedged object in the fair value hedging relationship. In certain cases a combination of swaps are designated as the hedging instrument. Short cut treatment would not be applicable using this strategy. Still the hedging effectiveness for these hedging relationships has proven to be close to 100%, which has been in line with management’s expectations given the cash flows of the transactions involved.

Derivative instruments designated as cash flow hedging instruments

      A hedge of a future expected transaction is a cash flow hedge. Future expected transactions in foreign currencies impose a foreign exchange rate risk that management often wish to eliminate. In these situations Telenor can mitigate the foreign exchange rate risk and fix the functional currency equivalent cash flows from the hedged item through entering into a derivative instrument. Gains or losses from the hedging instrument are recorded within other comprehensive income (OCI) until the hedged transaction occurs. The realised gain or loss is recorded in earnings during the same accounting periods as the hedged transaction affects profit and loss. Any ineffective components of the hedge results are charged to current income. Telenor had as at December 31, 2003 designated one cash flow hedging relationship.

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

Derivative (and nonderivative) instruments designated as hedging instruments of a net investment in a foreign operation

      As described in Note 21 to the financial statements, Telenor hedges net investments in foreign currency by issuing debt in the various currencies or through entering into derivative transactions. Material hedging positions have been designated as net investment hedges. In 2003, the instruments involved have been bonds and forward contracts. To the extent these hedging relationships have proven to be effective, translation adjustments on these hedging instruments have been reported in the Cumulative Translation Adjustment section of equity.

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

Quantitative information

Fair value hedging relationships	NOK in millions

Net loss recognized in 2003 earnings hedged items:	(692)
Net gain recognized in 2003 earnings hedging instruments	688
Amount of hedge ineffectiveness	(4)

      No components of the derivative instruments’ gain or loss have been excluded from the assessment of hedge effectiveness.

Hedges of foreign currency exposure of a net investment in a foreign operation;

      Net amount of losses on hedging instruments included in the cumulative translation adjustment during 2003 was NOK 539 million.

      For forward contracts the forward points have been excluded in determining hedge effectiveness. The hedge ineffectiveness charged to profit and loss in this context is immaterial.

Cash flow hedging relationships;

      Net amount of loss on hedging instrument included in other comprehensive income during 2003 was NOK 38 million.

(10) Goodwill amortization and impairment of goodwill

      Effective July 1, 2001, Telenor adopted Statement of Financial Accounting Standards No. 141 (SFAS 141), “Business Combinations” and effective January 1, 2002, Telenor adopted the full provision of statement 141 and Statement No. 142 (SFAS 142), “Goodwill and Other Intangible Assets”. SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method, SFAS 141 also sets forth guidelines for applying the purchase method of accounting in the determination of intangible assets, including goodwill acquired in a business combination, and expands financial disclosures concerning business combinations consummated after June 30, 2001.

      Under SFAS No. 142, goodwill is no longer amortized on a straight-line basis over its estimated useful life, but is tested for impairment on an annual basis and whenever indicators of impairment arise. SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. In the first phase Telenor identifies reporting units where goodwill must be tested for impairment by comparing net assets of each reporting unit to the respective fair value. In the second phase (if necessary) the impairment is measured by determining the fair value of goodwill by assigning the unit’s fair value to each assets and liability of the unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. Telenor completed its first phase impairment analysis at the end of 2003 and concluded that no reporting units had a carrying value in excess of the fair value. The step two analyses was therefore not necessary at year end 2003

      In accordance with Accounting Principles Board (“APB”) Opinion No. 20, “Accounting Changes,” the effect of this accounting change is reflected prospectively. Supplemental comparative disclosure, according to US GAAP, as if the change had been retroactively applied, is as follows

2001

(NOK in million
except per share
amounts)
Reported net income	7,004
Goodwill amortization net of tax and minority interests	1,840
Adjusted net income	8,844
Earnings per share
Reported earnings per share	3.95
Goodwill amortization per share net of tax and minority interests	1.04
Adjusted earnings per share	4.99

      Under Norwegian GAAP, goodwill is amortized. Goodwill is tested yearly for impairment as under US GAAP. The second step of the goodwill impairment test is not consistent with Norwegian GAAP. Under Norwegian GAAP, goodwill is written down based on the difference between book value and fair value.

(11) Measurement date

      Under US GAAP the measurement date for a business combination is the date assets are received and other assets are given, liabilities are assumed or incurred, or equity interests are issued, which is consistent with the date of consolidation

      Under Norwegian GAAP, the measurement date for a business combination is the date the risk for the company’s result of operations is transferred. The acquired company’s results, amortization of net excess values and calculated financing expenses have been recorded directly against the Group’s shareholders’ equity in the period between the date for transfer of risk and the date of consolidation. The date of consolidation is consistent with US GAAP. This has resulted in a charge directly to shareholder’s equity under Norwegian GAAP that is not consistent with US GAAP and a different valuation of tangible and intangible assets under Norwegian GAAP compared to US GAAP and therefore also differences in subsequent depreciation and amortization.

(12) Sale of software

      Telenor is provider of full service application and IT operating systems services. Under Norwegian GAAP, revenue from sale of software licenses and software upgrades is recognized upon the delivery of the software licenses and software upgrades. Under US GAAP, revenue from sale of software licenses and software upgrades is deferred and recognized as revenue over remaining software maintenance period as the customer does not have access to the software unless Telenor provides software maintenance. In addition, in conjunction with these contracts, the Company may develop additional applications that are not essential to the use of the software. Under Norwegian GAAP, the fees for the development of the additional software are recognized based on the percentage of completion method of accounting. Under US GAAP, these development fees are also deferred and recognized as revenue over the remaining software maintenance period.

(13) Reversal of write-downs

      Under Norwegian GAAP, a previous write down of tangible and intangible assets (excluding goodwill) must be reversed if the factors that triggered the impairment are no longer valid and if the underlying asset has recovered its value.

      Under US GAAP, reversal of previous write-downs is not permitted.

(14) Asset retirement obligation

      Effective January 1, 2003, Telenor changed its method of accounting for asset retirement obligations in accordance with FASB Statement No. 143, Accounting for Asset Retirement Obligations (SFAS 143). Previously, Telenor did to a limited extent recognize amounts related to asset retirement obligations. Under the new accounting method, Telenor recognizes asset retirement obligations in the period in which they are incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

      Under SFAS 143, an asset retirement obligation exists where Telenor has a legal obligation, whether contractual, by law, or by a promissory estoppel, to settle an asset retirement obligation. Where Telenor is required to settle an asset retirement obligation, Telenor has estimated and capitalized the net present value of the obligations and increased the carrying value of the related long-lived asset with an amount equal to the depreciated value of the asset retirement obligation. Subsequent to the initial recognition, an accretion expense is recorded relating to the asset retirement obligation, and the capitalized cost is expensed as ordinary depreciation in accordance with the related asset. In most situations, the timing of the assets removals will be a long time into the future and result in significant uncertainty as to whether the obligation actually will be paid.

      Under Norwegian GAAP, asset retirement obligations are limited to expenses to material known and planned removals within a reasonable timeframe.

      Telenor have asset retirement obligations relating primarily to equipment and other leasehold improvements installed on leased network sites and in administrative and network buildings. Those leases generally contain provisions that require Telenor to restore the sites to their original condition at the end of the lease term. The following table describes all changes Telenor’s assets retirement obligation liability:

2003

(NOK in millions)
Asset retirement obligation at beginning of year	316
Liabilities incurred	38
Liabilities settled	(10)
Accretion expense	22
Revision in estimated cash flows	—
Asset retirement obligation at end of year	366

      Asset retirement obligations in associated companies are included under Other differences. Telenor’s share of costs for asset retirement obligations in associated companies was NOK 29 million in 2003, of which NOK 9 million was the cumulative change of accounting principle.

      The cumulative effect of the change on prior years resulted in a charge to income of NOK 258 million (net of income taxes of NOK 187 million, 0.10 per share), which is included in income for the year ended December 31, 2003. The effect of the change on the year ended December 31, 2003 was to decrease income before the cumulative effect of the accounting change by NOK 27 million (0.02 per share). The pro forma effects of the application of Statement 143 as if the Statement had been adopted on January 1, 2001 (rather than January 1, 2003) are presented below:

	2001	2002	2003

	(NOK in millions, except per
	share amounts)
Reported net income (loss)	7,004	(3,658)	5,036
Assets retirement obligations net of tax and minority interests (cumulative effect of change in accounting principle in 2003)	(27)	(28)	187
Adjusted net income (loss)	6,977	(3,686)	5,223
Earnings per share
Reported earnings (loss) per share	3.95	(2.06)	2.84
Adjusted earnings (loss) per share	3.93	(2.08)	2.94

      The pro forma asset retirement obligation liability balances as if Statement 143 had been adopted on January 1, 2001 (rather than January 1, 2003) are as follows:

	2001	2002

	(NOK in
	millions)
Pro forma amounts of liability for asset retirement obligation at beginning of year	217	265
Pro forma amounts of liability for asset retirement obligation at end of year	265	316

(15) Subsequent acquisitions of ownership interest in subsidiaries

      Under US GAAP, assets and liabilities are identified and recorded in each subsequent acquisition of interest in subsidiaries.

      Under Norwegian GAAP, changes in fair values for assets and liabilities for a subsequent acquisition in a subsidiary is recorded directly against equity. Goodwill is identified and accounted for in each acquisition.

(16) Taxes

      The income tax effects of US GAAP adjustments are recorded as deferred taxes.

(17) Dividends

      Under Norwegian GAAP, dividends payable reduce shareholder’s equity for the year in which they relate.

      Under US GAAP, dividends payable are recorded as a reduction of shareholder’s equity when approved.

(18) Cross border QTE leases

      The Group has entered into Cross Border QTE Leases for telephony switches, GSM Mobile network and fixed-line network. Telenor has provided defeasance of all amounts due by us under these agreements. The leasing obligations and the defeased amounts are shown net on the balance sheet

      Both under Norwegian GAAP and under US GAAP Telenor have deferred the gain from the transactions since there is more than a remote possibility of loss of the gain due to indemnification or other contingencies.

      Under US GAAP, assets and liabilities may not be offset except when there exists the legal right to offset the asset and liability. The legal right to offset the defeased amounts against the future lease obligations does not legally exist. Therefore, under US GAAP, the defeased amounts and the Group’s future obligations under the QTE Leases are recorded gross on the consolidated balance sheet as financial assets and long-term interest-bearing liabilities in the amount of approximately NOK 6,203 million for the year ended December 31, 2003 and financial assets and long-term interest-bearing liabilities of NOK 3,557 million for the year ended December 31, 2002. This does not affect the profit and loss statement or shareholder’s equity.

      At December 31, 2003, future minimum annual rental commitments under finance lease liabilities are as follows under US GAAP:

As of
December 31, 2003

(NOK in millions)
2004	1,252
2005	1,054
2006	1,012
2007	953
Later years through 2016	7,325

Total minimum lease payments	11,596
Less amount representing interest	3,452
Finance lease obligation under US GAAP	8,144
Finance lease obligation under Norwegian GAAP	1,564
Deferred gain (both Norwegian and US GAAP)	377

      Finance lease property is included in tangible assets as follows (at net book value):

	As of
	December 31
	2002	2003

	(NOK in millions)
Telephony switches	221	121
GSM mobile network	478	276
Fixed-line network	—	1,133
Satellites	732	617
Set top boxes	334	304
Other	105	82

Total	1,870	2,533

(19) Prepayment on equal terms

      Telenor entered into Mobile Virtual Network Operator (MVNO) agreement, which includes sale of traffic in Telenor’s GSM and UMTS network in Norway. At the same time a similar agreement for purchase of GSM and UMTS traffic in a network in Sweden was made with the same counterpart. The agreements contain a fixed nonrefundable prepayment and a variable price based on the actual use of the services. In accordance with Norwegian accounting principles the fixed and the variable element are recognized as revenues and traffic costs based on the actual usage. The prepayments between the parties are recognized in the balance sheet.

      Under US GAAP the fixed prepayments between the parties have been nullified since these fixed payments are on equal terms and are non refundable. Consequently, the prepayments and the revenues and traffic costs have been eliminated.

(20) Revenue recognition

      Under Norwegian GAAP, gains on the sale of fixed assets and operations are included in total revenues. Under US GAAP, such gains would be included below other operating income.

      Under Norwegian GAAP, revenue from telecommunications installation fees and connection fees are recognized in revenue at the time of the sale and all initial direct costs are expensed as incurred. Under US GAAP, such connection and installation fees that do not represent a separate earnings process should be deferred and recognized over the periods that the fees are earned which is the expected period of the customer relationship. Initial direct costs to the extent of the deferred revenue should also be deferred over the same period that the revenue is recognized. The effect on net income of this difference is not material.

New US Accounting Standards

FIN 46

      In January 2003, Financial Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities”, was issued as an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” FIN 46 provides guidance on consolidating variable interest entities. The concept of a variable interest entity was established by FIN 46 and is an entity (i) which lacks sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support or (ii) where the equity investors lack one of three specified characteristics of a controlling financial interest.

      In December 2003, the FASB published a revision to FIN No. 46 (“FIN 46-R”) to clarify some of the provisions of the interpretation and defer the effective date of implementation for certain entities and will now become applicable for Telenor in the first quarter of 2004.

      Telenor is currently evaluating the effect that the adoption of FIN 46-R will have on its results of operations and financial condition.

EITF 00-21

      In May 2003, the EITF reached a consensus on Issue 00-21, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. Telenor will adopt EITF 00-21 for contracts entered into on or after January 1, 2004. Telenor is currently evaluating the impact that the statement will have on revenues or results of operations.

International Financial Reporting Standards

      Telenor is to adopt International Financial Reporting Standards (“IFRS”) as primary generally accepted accounting principles (“GAAP”) by 2005 as required under European Regulation applicable to European public companies. The full set of IFRS applicable by 2005 is not yet known and still subject to endorsement by the European Commission.

      Provided SEC regulations regarding the periods to be presented under a comprehensive set of GAAP is amended as proposed in March 2004 to allow foreign private issuers to include only two years of audited financial statements for their first year of reporting under IFRS, Telenor expects to select January 1, 2004 as its transition date to IFRS and thus to present restated 2004 and 2005 IFRS financial statements in its 2005 Form 20-F and to continue to report under Norwegian GAAP as primary GAAP in the meantime (2004)

      Transition from Norwegian GAAP to IFRS is described under accounting principles, the additional reconciliation disclosure between IFRS and US GAAP will include narrative and tabular net income and shareholders’ equity reconciliations with respect to 2004 financial statements required under SEC Rules.

(21) Non-consolidated investees — 100 percent basis

      The following table sets forth summarized unaudited financial information of Telenor’s non-consolidated investees on a 100 percent combined basis. Telenor’s share of these investments is accounted for using the equity method.

	2002	2003

	(NOK in millions)
Income Statement Data
Operating revenues	48,285	42,498
Operating profit	5,246	3,574
Income before taxes and minority interests	3,177	1,751
Net income	1,819	924
Balance Sheet Data
Current assets	14,925	12,813
Non-current assets	46,202	36,926

Assets	61,127	49,739

Current liabilities	16,028	14,004
Non-current liabilities	29,058	29,255
Minority interest	559	34
Shareholders’ equity	15,482	6,446

Liabilities and shareholders’ equity	61,127	49,739