Form 20-F
TELENOR ASA
filed 2005-04-15
CIK 1126113

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
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
      Telenor’s annual audited consolidated financial statements are prepared in accordance with Norwegian GAAP, which differ in certain respects from U.S. GAAP. For a reconciliation of the material differences between Norwegian and U.S. GAAP as they relate to Telenor, see note 32 to our consolidated financial statements.
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
      Solely for the convenience of the reader, the financial data at and for the twelve months ended December 31, 2004 have been translated into U.S. dollars at the rate of NOK 6.0794 to USD 1.00, the noon buying rate on December 31, 2004.

	Year ended December 31,

	2000	2001	2002	2003	2004	2004

	(NOK)	(NOK)	(NOK)	(NOK)	(NOK)	(USD)
	(in millions, except per share amounts)
Income Statement Data
Norwegian GAAP
Revenues	36,530	40,604	48,668	52,889	60,752	9,993
Gain on disposal of fixed assets and Operations	1,042	5,436	158	232	550	91

Total revenues	37,572	46,040	48,826	53,121	61,302	10,084
Operating expenses	33,943	42,863	49,146	45,561	54,700	8,998

Operating profit (loss)	3,629	3,177	(320)	7,560	6,602	1,086
Share of profit (loss) in associated Companies	(692)	8,237	(2,450)	1,231	718	118
Net income (loss)	1,076	7,079	(4,298)	4,560	5,358	881
Net income (loss) per share — primary (excluding treasury shares)	0.754	3.994	(2.422)	2.569	3.065	0.504
Net income (loss) per share — diluted (excluding treasury shares)	0.754	3.990	(2.422)	2.568	3.063	0.504
Dividends per share(1)	0.300	0.350	0.450	1.00	1.50	0.247
Weighted average number of shares (in millions of shares) — primary	1,427	1,772	1,775	1,775	1,748	—
Weighted average number of shares (in millions of shares) — diluted	1,427	1,774	1,775	1,776	1,749	—
Net income per share from discontinued operations (Telenor Media)(2)	0.594	1.108	—	—	—	—
Net income per share from continuing operations (excluding Telenor Media)(2)	0.160	2.886	—	—	—	—

	Year ended December 31,

	2000	2001	2002	2003	2004	2004

	(NOK)	(NOK)	(NOK)	(NOK)	(NOK)	(USD)
	(in millions, except per share amounts)
U.S. GAAP
Revenues	36,481	40,581	47,879	52,826	67,801	11,153
Net income from continuing operations (excluding Telenor Media)	854	1,889	—	—	—	—
Net income	1,082	7,004	(3,658)	5,036	5,639	928
Net income per share from continuing operations (excluding Telenor Media)	0.599	1.066	—	—	—	—
Net income per share cumulative effect on prior years (prior to December 31, 2001) of change in accounting principles	—	0.033	—	(0.10)	—	—
Net income per share — primary (excluding treasury shares)	0.76	3.95	(2.06)	2.84	3.22	0.53
Net income per share — diluted (excluding treasury shares)	0.76	3.95	(2.06)	2.84	3.22	0.53

(1)	Dividends in respect of 2004 will be paid in June 2005.

(2)	Discontinued operations consist of the business area Telenor Media.

	At December 31,

	2000	2001	2002	2003	2004	2004

	(NOK)	(NOK)	(NOK)	(NOK)	(NOK)	(USD)
	(in millions)
Balance Sheet Data
Norwegian GAAP
Total fixed assets	80,881	66,095	74,162	68,346	71,359	11,738
Total current assets	12,804	16,528	15,296	17,764	16,735	2,753

Total assets	93,685	82,623	89,458	86,110	88,094	14,491

Long-term liabilities and provisions	15,285	15,866	26,772	25,102	24,294	3,996
Short-term liabilities	40,220	21,074	25,398	20,125	22,132	3,641

Total liabilities	55,505	36,940	52,170	45,227	46,426	7,637

Shareholders’ equity	35,474	42,144	33,685	37,237	37,594	6,184
Minority interests	2,706	3,539	3,603	3,646	4,074	670

Total equity and liabilities	93,685	82,623	89,458	86,110	88,094	14,491

U.S. GAAP
Total assets	99,776	90,129	97,511	101,088	101,171	16,642
Long-term interest-bearing liabilities	19,349	20,978	30,275	39,255	34,882	5,738
Shareholders’ equity	36,304	42,944	35,799	42,535	42,430	6,979

	Year ended December 31,

	2000	2001	2002	2003	2004	2004

	(NOK)	(NOK)	(NOK)	(NOK)	(NOK)	(USD)
Cash Flow
Norwegian GAAP
Net cash flow from operating activities	5,915	6,993	12,858	13,676	18,991	3,124
Net cash flow from investment activities	(47,308)	20,891	(21,727)	(3,454)	(13,031)	(2,143)
Net cash flow from financing activities	41,558	(24,366)	8,641	(7,887)	(8,255)	(1,358)

	Year ended December 31,

	2000	2001	2002	2003	2004	2004

	(NOK)	(NOK)	(NOK)	(NOK)	(NOK)	(USD)
Investments and EBITDA
Norwegian GAAP
Capital Expenditure(1)	10,421	11,634	8,889	6,454	12,745	2,096
Investment in businesses(2)	40,251	7,212	12,411	563	5,809	956
EBITDA(3)	9,563	14,250	13,469	18,302	20,821	3,425

(1)	Capital expenditure (Capex) is investments in tangible and intangible assets.

(2)	Investments in businesses are acquisitions of shares and participations, including acquisitions of subsidiaries and businesses not organized as separate companies.

(3)	For the definition and discussion of EBITDA and the reconciliation of EBITDA to net income, you should read “Item 5: Operating and Financial Review and Prospects — Operation profit (loss) and EBITDA.”

	Year ended December 31,

	2000	2001	2002	2003	2004

Other Operating Data
Mobile telephony (digital) subscriptions in Norway, period end (000s):
Contract	1,145	1,210	1,215	1,228	1,395
Prepaid	911	1,027	1,115	1,099	1,228
Mobile telephony (digital) subscriptions in Sonofon (Denmark), period end (000s):
Contract	—	—	—	—	824
Prepaid	—	—	—	—	462
Mobile telephony (digital) subscriptions in Telenor Mobile Sweden period end (000s)
Contract	—	—	—	37	48
Prepaid	—	—	—	44	57
Mobile telephony (digital) subscriptions in Pannon GSM (Hungary), period end (000s):
Contract	—	—	540	595	779
Prepaid	—	—	1,910	2,023	1,991
Mobile telephony (digital) subscriptions in DiGi.Com (Malaysia), period end (000s):
Contract	—	137	97	106	175
Prepaid	—	902	1,519	2,101	3,067
Mobile telephony (digital) subscriptions in Kyivstar (Ukraine), period end (000s):
Contract	—	—	384	534	720
Prepaid	—	—	1,472	2,503	5,532
Mobile telephony (digital) subscriptions in GrameenPhone (Bangladesh), period end (000s):
Contract	142	185	206	242	296
Prepaid	49	279	563	899	2,092
Mobile telephony (digital) subscriptions in ProMonte GSM (Montenegro) period end (000s):
Contract	—	—	—	—	44
Prepaid	—	—	—	—	235
Fixed telephony access channels in Norway, period end (000s):
Analog (PSTN)	1,680	1,545	1,467	1,308	1,182
Digital (ISDN)	1,590	1,766	1,828	1,682	1,449

	Year ended December 31,

	2000	2001	2002	2003	2004

Fixed telephony traffic in Norway (in millions of minutes):
National calls, excluding Internet traffic	11,612	10,567	9,457	8,203	7,007
Internet traffic	5,8967	6,067	5,293	4,619	3,577
Calls to mobile	1,295	1,412	1,499	1,442	1,362
International	387	383	378	340	308
Value-added services and directory calls, etc.	599	624	710	781	772
Internet, period end (000s):
Internet subscriptions, residential market Norway	377	394	427	457	527
— of which ADSL	—	23	90	163	286
ADSL business subscriptions, Norway	—	1	4	14	40
Pay television subscribers in the Nordic region, period end (000s):
Cable TV	357	561	571	604	624
Small antenna networks (SMATV)	1,086	1,193	1,133	1,098	1,212
Home satellite dish (DTH)(1)	506	569	701	763	824
Digital Terrestrial Television (DTT)	—	—	—	—	12
Total	1,949	2,323	2,405	2,465	2,672
Number of full-time equivalent employees	20,150	21,000	22,100	19,450	20,900

(1)	Includes all subscribers of Canal Digital, which we consolidated as a wholly-owned subsidiary starting on June 30, 2002.
DIVIDENDS AND DIVIDEND POLICY
      Under Norwegian law, dividends may only be paid in respect of a financial period for which audited financial statements have been approved by the annual general meeting of shareholders, and any proposal to pay a dividend must be recommended by the directors, accepted by the corporate assembly and approved by the shareholders at a general meeting. The shareholders at the annual general meeting may vote to reduce, but not to increase, the dividend proposed by the directors.
      Dividends may be paid in cash or in kind and are payable only out of distributable reserves, which are calculated from Telenor ASA’s balance sheet. Distributable reserves consist of:

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

      The following table shows the aggregate dividends we paid or expect to pay, for each of the past five fiscal years.

	Total
	(in millions)(1)

Year	(NOK)	(USD)

2000	532	60
2001	621	69
2002	799	115
2003	1,764	265
2004(1)	2,603	428

(1)	A dividend of NOK 1.50 per share with respect to 2004 was proposed by our board of directors, due for acceptance by the corporate assembly and approval at the annual general meeting on May 20, 2005. The dividend, if approved by the general meeting and the corporate assembly, will be paid on June 6, 2005 to the holders of record on May 20, 2005. The total amounts for 2004 do not include dividends on treasury shares as of December 31, 2004.
      Since our initial public offering in 2000 and up to and including the fiscal year ended December 31, 2002, our stated dividend policy had been to declare and distribute an annual dividend in an amount equal to 20-30% of our annual net income after taxes adjusted for the effect of one-time gains or losses, if any. Effective from the fiscal year ended December 31, 2003, our board of directors revised our dividend policy to state our intention to distribute an annual dividend in an amount equal to 40-60% of our normalized net income. However, the amount of any dividends proposed by the board of directors may vary from year to year at the board’s discretion.
      Because we will only pay dividends in Norwegian Krone, exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs after the ADR depositary converts cash dividends into U.S. dollars.
EXCHANGE RATES
      The table below shows the average noon buying rates in The City of New York for cable transfers in currencies as certified for customs purposes by the Federal Reserve Bank of New York for Norwegian Krone per USD 1.00. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

Year ended December 31,	Average

2000	8.9363
2001	9.0380
2002	7.9253
2003	7.0627
2004	6.7241
      The table below shows the high and low noon buying rates for each month during the six months prior to the date of this annual report.

	Low	High

November 2004	6.0927	6.4443
December	6.1551	6.2225
January 2005	6.1035	6.3558
February	6.2009	6.5602
March	6.0667	6.3888
April(1)	6.3134	6.4235

(1)	Low and high noon buying rates for the period starting April 1, 2005 and ending on April 14, 2005.

      On April 14, 2005, the noon buying rate for Norwegian Krone was USD 1.00 = NOK 6.4235.
      Fluctuations in the exchange rate between the Norwegian Krone and the U.S. dollar will affect the U.S. dollar amounts received by holders of ADSs on conversion of dividends, if any, paid in Norwegian Krone on the ordinary shares and may affect the U.S. dollar price of the ADSs listed on the NASDAQ National Market.

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
      In fixed network services, a number of regulatory measures have been introduced that have strengthened and may strengthen the position of our competitors. Pursuant to regulatory requirements, we introduced carrier pre-selection for our customers in November 2000, enabling them to select alternative service providers. In April 2000, we began offering interconnection services for our local access network, or local loop, at cost-oriented prices. Competitors may also use alternative technologies, such as cable or wireless local loop connections, to provide telecommunications services, and in March 2000 the Norwegian regulator awarded licenses to our competitors to provide wireless access services. From 2003 onwards, we have offered wholesale line rental (PSTN and ISDN) to other operators, enabling the operators of telephony traffic to deliver fixed telephony subscription to their customers using our fixed network. Such unbundled telephony access also means that subscriptions and traffic may be delivered separately by different operators. In addition, a number of service providers have recently launched Voice over Internet Protocol (VoIP), which is a competitive technology to traditional telephony in the consumer market.
      In the mobile market, there are two Universal Mobile Telephony Service (UMTS) license holders apart from us, one of which is our primary competitor in the Norwegian mobile market, NetCom. The second license holder, Hi3G, a new entrant to the Norwegian mobile market, was awarded its license in August 2003. Apart from enjoying more favorable license conditions than NetCom and us, Hi3G was permitted to immediately claim national roaming in the existing GSM networks.
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

Lack of control, or failure to increase our ownership and thus gain control, over companies in which we have minority interests, or disagreements with other principal shareholders, may impede our strategic objectives.
      As part of our strategy, we continue to intend to expand our minority ownership interests in, and gain control of, some of our investments in order to exercise a controlling influence over key business decisions, including the approval of strategy and business plans. If we fail to increase our ownership interests and gain control, our cost savings and revenue enhancement from these operations may be limited. A failure to increase our ownership interest in our associated companies may limit our ability to influence key business or strategic decisions, particularly in situations in which we disagree with other principal shareholders. Our ability to influence key business or strategic decisions in our associated company VimpelCom, a Russian mobile operator, is closely linked to the fact that VimpelCom’s charter currently requires certain decisions to be approved by 80% of the members of VimpelCom’s board of directors. If the decision of the Cassation Court of Krasnodarsky Krai requiring VimpelCom to amend this provision of the charter is upheld, as we have only three nominees on the current nine-member board of directors of VimpelCom, our ability to influence decisions about important matters, including the acquisition of shareholdings in other companies, may be adversely affected.
      In addition, if the other shareholders fail to adequately support these companies, or disagree with us over key corporate actions, such companies may not be able to compete or operate effectively and the value of our investments may be impaired. For example, Ukrainian law requires the attendance of shareholders holding more than 60% of a company’s share capital for a quorum to be present at shareholder meetings, and the charter of Kyivstar, our Ukrainian mobile operator, requires the attendance of at least one director from Storm, the other shareholder in Kyivstar, for a valid quorum at board meetings. Accordingly, disagreements with Storm resulting in the failure of Storm or its nominees to attend meetings could adversely affect the ability of Kyivstar to operate effectively. Your should read “Item 4: Information on the Company — Mobile Operations — Associated Companies and Joint Ventures — VimpelCom — Russian and Kazakhstan” and “Item 4: Information on the Company — Mobile Operations Consolidated Subsidiaries — Kyivstar — Ukraine” for additional information about VimpelCom and Kyivstar, respectively.
The value of our international operations and investments may be adversely affected by political, economic and legal developments in foreign countries.
      Some of the countries in which we have operations or in which we have made significant equity investments in telecommunications operators, such as Russia, have political, economic and legal systems that are unpredictable. Political or economic upheaval or changes in laws or their application may harm the operations of the companies in which we have invested and impair the value of these investments to us. A significant risk of operating in emerging market countries is that foreign exchange restrictions could be established. This could effectively prevent us from receiving profits from, or from selling our investments in, these countries.
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
      Our operations are subject to extensive regulatory requirements in Norway. In particular, we must comply with requirements regulating the licensing, construction and operation of our telecommunications, cable TV, broadcasting and satellite networks and services, and there are governmental authorities which monitor and enforce competition laws and consumer protection laws applicable to the telecommunications industry. It is difficult for us to predict the precise impact of any proposed or potential changes in regulatory, environmental or government policies on our operations. If regulators decide to expand or introduce restrictions and obligations applicable to our business operations or to extend them to new services and markets, this could adversely affect our business operations and competitiveness in existing and new markets.

      For additional information on the regulatory requirements to which we are subject, you should read “Item 4: Information on the Company — Regulation — Regulatory Issues and Licensing (Norway)”.
Existing and new regulatory requirements may impair our flexibility in setting tariff structures, require us to further reduce tariffs, provide advantages to our competitors or provide grounds for legal proceedings against us.
      We are considered by the Norwegian Post and Telecommunications Authority to have significant market power with regard to both our fixed and our mobile operations in the Norwegian markets for voice telephony, transmission capacity and interconnection services. As a result, we are subject to specific obligations regarding pricing, accounting and reporting with respect to these services. In particular, we are required to offer these services to our wholesale customers and end users at cost-oriented prices and on non-discriminatory terms.
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
      Some of the emerging markets in which we operate are in the process of transition to market economies, stable political institutions and comprehensive regulatory systems. Overall, we expect the regulatory framework in most countries to converge with that of the European Union. However, some of the emerging market countries in which we operate lack the institutional continuity and strong procedural and regulatory safeguards typical of the more established countries in which we operate, such as Norway, Denmark and Hungary. In addition, in countries with a large and complicated structure of government and administration, such as Russia, national, regional, local and other governmental bodies may issue inconsistent decisions. As a result, in these emerging countries we are exposed to regulatory uncertainty, which could increase uncertainty for our business and our cost of regulatory compliance, and we enjoy less comprehensive protection for some of our rights.
Risks Related to Our Ownership by the Kingdom of Norway
We could be influenced by the Kingdom of Norway whose interest may not always be aligned with the interests of our other shareholders.
      The Kingdom of Norway holds 54.0% of our shares. Accordingly, the Kingdom of Norway continues to have the power to determine certain matters submitted for a vote of shareholders, including electing a majority of the corporate assembly which in turn has the power to elect our board of directors, as well as the power of approval of the annual financial statements and declarations of dividends. The interests of the Kingdom of Norway in deciding these matters and the factors it considers in exercising its votes could be different from the interests of our other shareholders.
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
      Holders of ADSs may instruct the ADR depositary to vote the ordinary shares underlying the ADSs. However, in order to exercise their voting rights at meetings, holders of ADSs must instruct the ADR depositary to cause the temporary transfer of the underlying ordinary shares so as to register their ownership of such ordinary shares directly in our share register in the VPS (Norwegian Central Securities Depository

System) prior to the meeting. In addition, the ADR holder must cause the delivery of such holder’s ADSs to a blocked account with The Depository Trust Company for the account of the ADR depositary and notify the ADR depositary that such ADSs are being held in a blocked account. The ADSs must remain in the designated account until the conclusion of the meeting at which such voting rights are to be exercised by the ADR depositary. There is no guarantee that you will receive voting materials in time to instruct the ADR depositary to vote and it is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.
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
      Our agent in the United States is Telenor Satellite Services Holdings Inc., 1101 Wootton Parkway, Rockville, Maryland.
OVERVIEW
      We are the leading telecommunications company in Norway, which is among the most advanced telecommunications markets in the world. Norway has either the highest, or one of the highest, penetration rates of mobile phone, fixed line digital telephony, personal computer and Internet usage worldwide. We also have substantial international operations, particularly in the areas of mobile telephony services, satellite operations and pay television services. In 2004, we had consolidated total revenues of NOK 61 billion and a net income of NOK 5.4 billion.
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
Mobile operations
      We are the leading provider of mobile telecommunications services in Norway, with 2.65 million subscriptions at December 31, 2004. Internationally, at December 31, 2004 we have interests in mobile operations in 11 countries, with principal investments in six operations:

•	a 100% ownership interest in Sonofon in Denmark, with 1.29 million subscribers;

•	a 100% ownership interest in Pannon GSM in Hungary, with 2.77 million subscriptions;

•	a 61% ownership interest in DiGi.Com in Malaysia, with 3.24 million subscriptions;

•	a 56.5% ownership interest in Kyivstar in Ukraine, with 6.25 million subscriptions;

•	a 62% ownership interest in GrameenPhone in Bangladesh, with 2.39 million subscriptions; and

•	a 100% ownership interest in ProMonte GSM in Montenegro, with 0.28 million subscriptions.

      In addition, we have participations in five other mobile operators in Europe and Southeast Asia. The number of subscriptions in our international mobile operations, calculated on the basis of our proportionate ownership interest in each company, was 22.1 million at December 31, 2004 and 13.2 million at December 31, 2003.
Telenor Fixed
      We are the leading provider of fixed network telecommunications services in Norway, offering a full range of services to residential, business and wholesale customers. As of December 31, 2004, we provided 2.6 million fixed line access channels in the residential and business markets. These included 1.4 million digital, or integrated services digital network (ISDN), access channels provided in connection with approximately 618,000 subscriptions. ISDN refers to a digital technology that permits more than one stream of information (voice, text, data and image) to be transmitted on a single copper line and which provides higher bandwidths than dial-up modems. As of December 31, 2004, we had 326,000 ADSL subscriptions. ADSL uses existing copper wire networks for services that require a higher capacity in one direction than the other, e.g. video on demand.
      We are the leading provider of Internet access and services to the residential market in Norway with approximately 527,000 Internet subscriptions, of which 286,000 are ADSL subscriptions, as of December 31, 2004. We provide both basic and value-added communication services in the countries in which we operate. We provide interconnection and transit services to other carriers and service providers in the wholesale market both in Norway and internationally. We also have international operations in Sweden, Slovakia and the Czech Republic and own a 20.5% interest in the listed Russian telecom operator Golden Telecom.
Telenor Broadcast
      We provide broadcasting services to customers in the Nordic region. We are the leading provider of television services in the Nordic countries through satellite dish, cable networks and small antenna TV-networks systems. As at December 31, 2004, we had approximately 2.9 million subscribers to our television services.
      We operate the national terrestrial broadcast network in Norway and we are the leading provider of satellite broadcasting services in the Nordic region, utilizing three geo-stationary satellites.
Other Businesses
      We conduct significant operations related to our core business areas through other businesses. EDB Business Partner, our 51.8%-owned publicly listed subsidiary, is a leading information technology company in Norway. Our wholly-owned subsidiary Satellite Services offers satellite-based communications networks and services to a wide variety of governmental, intergovernmental and commercial organizations, and is one of the world’s leading providers of global mobile communications services, directed at the maritime, land mobile and aeronautical markets.
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

      Moreover, our strategy to achieve our primary objective has the following focus:

•	To maintain and further develop our leading position within telecommunications in Norway with a broad range of services in both the residential and business markets and high market shares.

•	To realize synergies across the Nordic region, primarily with respect to our mobile operations, through our recently established Nordic unit, which comprises and coordinates our mobile and fixed operations in the Nordic region.

•	To ensure value creation in our mobile portfolio by maximizing cash flow in mature markets, securing continued subscriber growth in our international portfolio, with a particular emphasis on subscriber growth in emerging markets, and achieving control in order to benefit from synergies across our international and domestic operations and, as a result, to increase our overall profitability.

•	To continue to streamline our Nordic operations by improving their cost-efficiency and effectiveness in order to increase our attractiveness to customers.

•	To maintain and further develop a leading position within the Nordic TV distribution market.

•	To enhance the value of those companies which are not strategic for our main business areas and dispose of all or part of our interest in such companies.
      Our combined portfolio of companies and services will form the basis for our future growth in both the short and long term. In order to achieve this growth objective, our portfolio must include a balanced combination of mature and emerging markets.
      We operate in an international market alongside global players. We focus on three geographical areas: the Nordic region, Central and Eastern Europe and Southeast Asia. In our existing portfolio, our activity in mature markets consists of fixed network operations, mobile network operations and broadcasting operations in the Nordic region, as well as international mobile operations in a number of mature markets, while our activity in emerging markets consists of international mobile operations in emerging markets and Internet and broadband access in Norway. We intend to constantly evaluate which businesses it is critical for us to have control of, to consider partnerships for certain other businesses and to develop new businesses.
      We are developing new services based on our experience in mature and emerging markets. We intend to coordinate product development and operations across our portfolio in order to provide greater competitive power through improved products and lower costs. We compete on the basis of a market and customer driven culture and organization, expertise, well-designed services, quality and the ability to innovate.
      We aim:
To strengthen our position as an international mobile operator.
      We intend to continue to strengthen our portfolio of international mobile operations by obtaining control over selected mobile companies. Control is essential for us to benefit from cross-borders synergies, such as scale in procurement, to develop new services and implement best practices, to improve operational efficiency and to increase our overall profitability. We intend to manage our non-strategic investments as financial investments and to exit from international mobile operations where we cannot obtain control over time.
To strengthen our position in the Nordic region.
      We intend to continue to streamline our mobile and fixed operations in the Nordic region by exploiting the benefits resulting from economies of scale and cross-border synergies. We believe our Nordic presence will improve support to our customers by building upon our expertise in, and our range of, both mobile and fixed services.

To be the leading provider of communications services in Norway.
      With high market shares and a broad range of services in both the residential and business markets in Norway, we will seek to improve profit performance in the fixed and mobile areas by introducing new services and through a wide range of cost-cutting initiatives.
To continue to be the leading distributor of TV services to consumers in the Nordic region.
      We will continue to develop new opportunities to strengthen our strategic position as a leading distributor of subscription-based television in the Nordic region. We will focus on attracting new subscribers and increasing revenue per user by providing attractive content and new interactive services.
Organization
      We have different segments consisting of our mobile operations, Telenor Fixed, Telenor Broadcast and other activities.
      Effective from January 26, 2005, we have concentrated Telenor’s mobile and fixed activities in the Nordic region under one management unit in order to simplify and enable gains from coordination of operations. The objective of Telenor Nordic is to maintain our position in the Norwegian market, strengthen our position in the Swedish and Danish markets, increase efficiency of operations and secure a strong cash flow. In addition to the establishment of a common Nordic management and operations unit, we have two separate market units for the Nordic region (one for the business market and another for the residential market) which have been established to strengthen focus on local sales and marketing activities.
      Telenor Broadcast encompasses all of our broadcasting activities and networks.
MOBILE OPERATIONS
Overview
Definitions
      In the overview of our mobile operations, and the discussions of each consolidated subsidiary and associated company, the following terms, unless otherwise defined, have the meaning specified:
      Subscriptions. The number of subscriptions at the end of any given period is the number of contract and prepaid services subscribed to by our customers at that time provided, however, that we only include prepaid customers who have reloaded their SIM card or had incoming or outgoing traffic during the last three months. A customer may subscribe to more than one subscription service at the same time.
      Churn. Churn, which measures customer turnover, is calculated as total gross disconnections from our network in any particular period divided by the average number of customers in the period. Disconnections include both voluntary disconnections (customer who terminate their service or switch to a competing service) and involuntary disconnections (customers whose service is terminated due to non-payment).
Telenor Mobile Operators
      We are the largest mobile telecommunications operator in Norway and a significant international operator, with a number of investments in mobile telecommunications companies outside Norway. As at December 31, 2004, we had subsidiaries in Norway, Denmark, Hungary, Ukraine, Malaysia, Bangladesh, Pakistan, Montenegro and Sweden and owned a minority interest in three other international mobile operations.

      In accordance with our strategy of strengthening our portfolio of international mobile operations by obtaining control of selected international mobile operations, in order to maximize the benefit of cross-border synergies and increase overall profitability, we made the following acquisitions in 2004:

•	With effect from February 12, 2004, we acquired the remaining 46.5% ownership interest in Sonofon from Bell South, increasing our ownership interest from 53.5% to 100%.

•	With effect from April 2, 2004, we acquired an additional 1.16% ownership interest in Kyivstar, increasing our ownership interest from 55.35% to 56.51%.

•	In April 2004, following a government auction, our subsidiary Telenor Pakistan acquired one of two new national licenses for mobile telephony in Pakistan. Telenor Pakistan launched operations March 15, 2005.

•	With effect from August 12, 2004, we acquired the remaining 55.9% ownership interest in ProMonte, increasing our ownership interest from 44.1% to 100%.

•	Between October 26, 2004 and December 27, 2004, we acquired an additional 11% ownership interest in GrameenPhone, increasing our ownership interest from 51% to 62%.
      You should read note 1 to our consolidated financial statements for additional information on the transactions mentioned above.
      The following table provides an overview of the principal investments in our mobile operations during the periods and for the dates specified below.

		Date of Commencement	Date of Initial	Total	Ownership
Company	Market	of Operations(1)	Investment	Investment(2)	percentage

				(NOK m)
Subsidiaries
Telenor Mobil	Norway	May 1993			100.00
Sonofon	Denmark	July 1992	2000	21,483	100.00
Telenor Mobile Sweden	Sweden	June 2001	2001	713	100.00
Pannon GSM(3)	Hungary	March 1994	1993	8,606	100.00
Kyivstar GSM	Ukraine	October 1997	1998	1,115	56.51
DiGi.Com	Malaysia	May 1995	1999	5,486	61.00
GrameenPhone	Bangladesh	March 1997	1997	565	62.00
Telenor Pakistan	Pakistan	March 2005	2004	1,128	100.00
ProMonte GSM	Montenegro	July 1996	1996	563	100.00
Associated companies and Joint Ventures
TAC(4)	Thailand	July 1992	2000	6,554	40.29
VimpelCom	Russia/ Kazakhstan	June 1994	1999	2,293	29.91
ONE	Austria	October 1998	1997	1,918	17.45

(1)	Dates company commenced operations to provide commercial mobile services.

(2)	Total investment is stated as of December 31, 2004 and includes guarantees, capital contributions, loans and other advances.

(3)	Our ownership interest in Pannon GSM includes both our direct investment in Pannon GSM and our indirect investment through our wholly-owned subsidiary Telenor Hungary.

(4)	Our ownership interest in TAC includes our direct ownership interest of 29.94% and our indirect interest of 10.35% held through our 24.85% shareholding in UCOM.
     We expect each of our international investments, including our associated companies and joint ventures, to benefit from the products, services and technical expertise which we have developed, and are continuing to develop, in the Telenor Mobile group. For this purpose, we have seconded key managerial, technological and marketing personnel to TAC and VimpelCom. Our personnel assist the local management in achieving rapid network roll-out, good network quality and sound marketing strategies, as well as transfer of operational skills developed in our operations.
      In 2004, we successfully realized a number of cross-border synergies, particularly in the areas of procurement of network and information system/ IT equipment (IS/ IT), optimizing our networks design and improving operational efficiency. In the area of procurement of network and IS/ IT equipment and systems, global contracts and framework agreements are negotiated with our main suppliers. Also, we have developed common group policies and procedures as a basis for procurements made locally in the companies. In the areas of network design and operational efficiency, we have continued our focus on the sharing of best practices in order to achieve operational improvements. Common planning guidelines and strategies for the technology, IS/ IT and network development areas are being defined and updated on a regular basis. We have, for example, successfully implemented common technologies for optimal spectrum and network utilization in each of our companies. In addition, we are presently implementing a common system and platform, CSF (Common Services Framework), for service delivery and developments, and, in 2004, we successfully launched a youth brand (djuice) in Ukraine using a marketing concept developed in Norway, Sweden and Hungary.
Alliances and Associations
      In October 2003, nine leading independent mobile operators formed the Starmap Mobile Alliance to provide seamless and enhanced voice and data solutions for business and consumer customers across Europe. There are currently eleven members of the Starmap Mobile Alliance, including our subsidiaries Telenor Mobil, Sonofon, Pannon GSM and our associated company ONE. Participation in the Starmap Mobile Alliance enhances the ability of these subsidiaries and the associated company ONE to offer subscribers who are abroad the full range of services that they enjoy while in their home country.
      In addition, Telenor Mobile is also a member of the GSM Association (the GSMA),which was established to provide leadership on a wide range of commercial and strategic matters on behalf of GSM mobile operators around the world. The mission of the GSMA is to preserve, enhance and promote the interests of GSM mobile operators, and to represent its members with one voice on a wide variety of national, regional and global issues.

Customers
      As of December 31, 2004, we had a total of 24.8 million proportionate subscribers (as calculated on the basis of our ownership interest in each company). The following table provides information relating to subscriptions for each of our mobile operations as of December 31, 2004.

		Mobile	Market Share		Growth in
		Telephony	Based on	Total	Subscriptions	Prepaid
Company	Market	Penetration(1)	Subscriptions(1)	Subscriptions	From 2003	Share

		(%)	(%)	(thousands)	(%)	(%)
Subsidiaries
Telenor Mobil	Norway	102	56	2,645	12	46
Sonofon	Denmark	88	27	1,286	27	36
Telenor Mobile
Sweden	Sweden	105	1	105	30	54
Pannon GSM	Hungary	80	34	2,770	6	72
DiGi.Com	Malaysia	57	22	3,242	47	95
Kyivstar GSM	Ukraine	29	45	6,252	106	88
GrameenPhone	Bangladesh	2.8	62	2,388	109	88
Telenor Pakistan	Pakistan	5.2	n/a	n/a	n/a	n/a
ProMonte GSM	Montenegro	78	58	279	16	84
Associated companies and Joint Ventures(2)
TAC	Thailand	43	29	7,786	19	84
VimpelCom(3)	Russia	51	35	25,724	147	91
	Kazakhstan	18	31	859	92	13
ONE	Austria	91	20	1,502	5	44

(1)	Based on our and the local regulatory authorities’ estimates unless otherwise stated.

(2)	All information for associated companies and joint ventures is based on figures published by the companies unless otherwise stated.

(3)	Source: iKS-Consulting
Licenses and Networks
      Each of our mobile companies are dependent on the licenses they hold to operate mobile telecommunications services. The table below summarizes the significant licenses held and network types operated by our mobile operators.

				Licence
			Licence	Expiration	Licence
Company	Licences	Network Type	Granted	Date	Duration

Telenor Mobil	GSM 900	GSM/GPRS/EDGE	1992	2005	13 yrs
	GSM 900		2001	2013	12 yrs
	GSM 1800		1998	2010	12 yrs
	UMTS	W-CDMA	2000	2012	12 yrs
Sonofon	GSM 900	GSM/GPRS	1997	2012	15 yrs
	GSM 1800		1997	2007	10 yrs
Pannon GSM	GSM 900	GSM/GPRS/EDGE	1993	2008	15 yrs
	GSM 1800		1999	2014	15 yrs
	UMTS	W-CDMA	2004	2019	15 yrs
Kyivstar GSM	GSM 900	GSM/GPRS	1997	2012	15 yrs
	GSM 1800		2001	2016	15 yrs
DiGi.Com(1)	GSM 1800	GSM/GPRS/EDGE	2000	2015	15 yrs
	EGSM
GrameenPhone	GSM 900	GSM	1996	2011	15 yrs
	GSM 1800

				Licence
			Licence	Expiration	Licence
Company	Licences	Network Type	Granted	Date	Duration

Telenor Pakistan	GSM 900	GSM/GPRS/	2004	2019	15 yrs
	GSM 1800		2004	2019	15 yrs
VimpelCom:(2)
Moscow region	GSM 900/1800	GSM/GPRS	1998	2008	10 yrs
Center region	GSM 900/1800		2000	2008	8 yrs
Volga region	GSM 900/1800		2000	2008	8 yrs
North-Caucasus region	GSM 900/1800		2000	2008	8 yrs
Siberia region	GSM 900/1800		2000	2008	8 yrs
North and North-west region	GSM 900/1800		2002	2012	10 yrs
Ural region	GSM 900/1800		2002	2012	10 yrs
Ural Region (whole Ural territory)	GSM 1800		2002	2012	11 yrs
Khabarovskiy region	GSM 1800		2002	2012	10 yrs
Amurskaya region	GSM 1800		2002	2012	10 yrs
Kamchatskaya region	GSM 1800		2002	2012	10 yrs
Armur GSM 1800	GSM 1800		2002	2012	10 yrs
Kaliningrad GSM 900	GSM 900		1996	2006	10 yrs
Kazakhstan	GSM 900		1998	2013	15 yrs
TAC(3)	AMPS 800	AMPS	1990	2018	Extended 1996 to 2018
	GSM 1800	GSM/GPRS	1990	2018
ProMonte	GSM 900	GSM/GPRS	2002	2017	15 yrs
	GSM 1800		2002	2017	15 yrs
One	GSM 1800	GSM/GPRS	1997	2017	20 yrs
	UMTS	W-CDMA	2000	2020	20 yrs

(1)	Rather than a license, DiGi.Com holds the the right to operate a mobile network (“Spectrum allocation”)

(2)	In addition, VimpelCom also holds AMPS/ D-AMPS in eight regions (Kaluga, Novosibirsk, Orenburg, Ryazan, Samara, Tver, Vladimir, Vologda)

(3)	Rather than a license, TAC has the right to operate a mobile network pursuant to a concession
GSM
      As set out in the table above, each of the mobile companies holds a licence to offer mobile telecommunications services on a Global System for Mobile Communications (GSM) network, on which all companies but GrameenPhone also provide General Packet Radio Service (GPRS). GPRS has two main advantages over GSM: an “always on” environment and higher data transmission speed. In addition, each of our GSM networks is compatible with Enhanced Data GSM Environment (EDGE), which allows for further increased data transmission speeds. At present, we offer 3G services based on EDGE in Norway, Hungary, Thailand and Malaysia.
UMTS
      Products and services based on UMTS technology will allow for even faster and more efficient data transmission than GPRS and EDGE. We currently hold UMTS licenses in Norway, Hungary and Austria. We launched 3G services based on UMTS in Austria in December 2003 and in Norway on December 1, 2004. Pannon GSM plans to launch UMTS-based services in Hungary in early 2006. Each of our UMTS licence-holders will offer UMTS-based services using the Wideband Code Division Multiple Access (W-CDMA) standard. In countries in which UMTS licenses have yet to be issued, or in which we have not acquired a

UMTS license, we will evaluate the possibility of participating in additional UMTS license allocation procedures in the jurisdictions in which it operates on a case-by-case basis. We will also explore the possibility of providing UMTS-based services on a service provider or MVNO basis in those countries in which we do not acquire a UMTS license.
Wireless LAN
      Telenor Mobil, in Norway, began offering wireless local area network (Wireless LAN) services in 2002. By using these services, companies may allow employees and authorized corporate partners to maintain a high-speed wireless connection to e-mail and the Internet on laptop computers and personal digital assistants while they are away from the office (or any partner site). In addition, Telenor Mobil has installed several “hot spots” throughout Norway, which provide mobile broadband access and data communication service to subscribers over a public access Wireless LAN. We view public access Wireless LAN as an important aspect of offering a complete data connectivity solution to our customers and, consequently, more of our companies are expected to launch Wireless LAN services in the future. We are continuing to study the emerging technologies in this area and will, if and when applicable, include emerging technologies in our Wireless LAN service offerings.
Network Development
      Each of our companies’ networks have been designed to provide for high levels of coverage, capacity, quality and reliability. We use redundant network structures to achieve the required reliability, and utilize state-of-the art systems and supervision technology to manage operations on an around-the-clock basis.
      We believe further development and improvement of our networks to be an ongoing and important part of our strategy. Our companies are continuing to build new base stations, add capacity to existing base stations and update the technology and functionality of existing networks in order to meet customer demands regarding coverage, capacity, quality and reliability. In order to facilitate network development across our mobile operations, each of our companies is involved in the development of common standards and guidelines for network developments. All network development will be in accordance with the international standardization ongoing in the relevant fields.
      Our Mobile companies acquire network equipment from a number of international suppliers, including Ericsson, Nokia and, to a lesser extent, Siemens and Alcatel. We purchase equipment from multiple sources to spread technology risk and to retain influence over the development of new technology-related features. We are not dependent on any one supplier for the provision of network equipment.
Products and services
      Each of our operators offers products and services to both the consumer segment and the business segment. We aim to offer high quality and advanced services to satisfy the mobile telecommunications needs of specific segments in both the consumer and business market in order to attract new customers, increase revenue per customer and create customer loyalty. Key products and services currently offered by our mobile operators include the following.
Voice services
      Revenues from voice services include traffic charges, interconnection fees, and roaming charges. For each of our companies, revenues from voice services make up the largest part of total revenue. As a consequence, we are continuing to focus on developing new products and services and initiatives that are intended to increase our customer base and encourage growth in usage of these services.
      Two important factors that affect both a customer’s choice of operator and usage patterns are tariff plans and network quality. Each of our companies offers a variety of prepaid and contract tariff plans that are intended to attract new customers and increase usage among targeted segments. In addition, each company continues to invest in improving network quality and coverage, thereby enabling customers to use voice services at all times. Each company also offers a range of value-added services, such as voicemail, mobile phonebooks and missed call notification, which have been shown to increase usage by mobile phone users. Other value-added voice services that our companies offer include call waiting, call forwarding, caller identification and itemized invoicing. We have also developed value-added voice services targeted specifically at the business segment. For example, Wireless PABX, which is offered by Telenor Mobil, Pannon GSM and Sonofon, is a mobile-based service that replaces the customers traditional fixed line switchboard.
Data services
      SMS and MMS. Each of our companies offers Short Messaging Services (SMS), which enable customers to send and receive short text messages using their mobile phones, and all but one (GrameenPhone) offer Multimedia Messaging Services (MMS), which enable customers to transmit graphics, video clips, sound files and short text messages over wireless networks using the Wireless Application Protocol (WAP). Other than GrameenPhone, all of our operators currently offer a WAP portal to customers.
      Content services. All our operators have implemented Telenor’s Content Provider Access (CPA) platform, which enables external content providers to supply content to our customers. Examples of content that can be provided to customers using this service include ring-tones and music, logos, pictures, Java-based games and directory enquiries. Content providers are responsible for the quality, pricing and marketing of content. Payment is made through the phone bill and a share of this is given to the content provider according to the operator’s “pricelist”.
      Internet/intranet access. As discussed above, all our companies (except GrameenPhone) offer a WAP portal which enables customers to access a number of web-based services such as news and weather. We are constantly seeking to improve the WAP portal in order to offer customers a higher quality and broader range of content. Software for easy connection to Internet via PC card is offered by Telenor Mobil, Pannon GSM and VimpelCom.
      mCommerce. Telenor Mobil and Pannon GSM offer mCommerce services to their customers. Utilizing a public key infrastructure (PKI) secure payment system, mCommerce allows direct access from a mobile phone to a bank account. Customers may use mCommerce to top-up their prepaid subscriptions or purchase products, goods and services from companies and vendors who provide mobile commerce.
Interconnection
      All of our mobile companies provide direct and indirect interconnection, in accordance with local regulations, to their respective networks for calls to and from domestic and international operators of public telephony. Our companies also have various agreements with other operators whose networks interconnect directly with ours, pursuant to which we receive fees for terminating incoming calls and pay fees for calls from our network to other operators’ networks.
International Roaming
      Each of our mobile companies has entered into international roaming agreements with a large number of telecommunication operators. These agreements allow our companies’ subscribers to make and receive calls, for which they are billed by their home provider, while traveling abroad. The agreements also allow the subscribers of foreign mobile operators to make and receive calls, for which we charge an agreed fee, on our networks. GPRS roaming is available in those countries in which operators have the infrastructure to support high speed data roaming.
Wholesale services
      In both Norway and Denmark, we sell network capacity on a wholesale basis. In Norway we sell network capacity to both Mobile Virtual Network Operators (MVNOs) and service providers. In Denmark we sell to service providers only. Both MVNOs and service providers sell mobile telephone service under their own brand name without controlling radio spectrum or radio network facilities. MVNOs purchase radio spectrum and access to core network components, but keep control over all other aspects of the service, including traffic routing and SIM card production. Service providers, however, buy a broader range of products and services, including SIM cards. Both MVNOs and service providers are responsible for customer service, marketing, invoicing and sales. Outside of the Nordic region, service providers and MVNOs are not currently present in the markets in which our mobile companies operate.
Marketing
      As a general matter, each of our mobile investments operates under its own brand. At present, the only exception to this strategy is the djuice brand, a brand that is targeted at the youth segment and which includes products and services, such as special tariff plans, that are tailored to this segment’s needs. To date, djuice has been launched in Norway, Sweden, Hungary and Ukraine.
      Similarly, each of our mobile operators is largely responsible for local marketing initiatives. The most notable exception to this general approach is the Nordic Mobile Unit, which is developing a common marketing approach for our subsidiaries in Norway, Sweden and Denmark. More broadly, our mobile companies have developed and implemented a common segmentation model in order to align market offerings and create synergies through common marketing concepts, such as the djuice brand described in the preceding paragraph.
Consolidated Subsidiaries
Telenor Mobil — Norway
      Our wholly-owned subsidiary Telenor Mobil AS is the leading provider of mobile telecommunications services in Norway. Telenor Mobil offers a broad range of digital services to the Norwegian corporate and consumer market and has extensive experience in providing mobile services and operating mobile communication networks in Norway.
      Telenor currently holds three licenses for the provision of GSM-based services in Norway (two GSM 900 licenses and one GSM 1800 license). In connection with the discontinuation of NMT services on December 31, 2004, we have increased GSM coverage along the Norwegian coast and in some mountain areas by utilizing extended cell technology, which doubles the range of coverage. Our GSM network currently covers 99% of Norway’s population. Telenor Mobil launched UMTS-based services on December 1, 2004. As of December 1, 2004, our UMTS network could provide geographic coverage to the homes of approximately 2.4 million people (more than 50% of Norway’s population) with a minimum bit rate of 128 kbit/s. Our UMTS network is required to provide coverage to approximately 3.75 million people, of whom 3.2 million will have a bit rate of up to 384 kbit/s by March 1, 2007.
      The first of Telenor’s two licenses in the GMS 900 band, as well as the first of Netcom’s two licenses in the GMS 900 band, expires on November 1, 2005. For further discussion of issues related to the renewal of this license, you should read “— Regulation — Regulatory Issues and Licensing (Norway) — Service Licenses”.
Products and services
      Telenor Mobil is the leading provider of digital mobile telephony services in Norway. Although Telenor Mobil intends to continue developing and improving non-voice services, we anticipate that the bulk of Telenor Mobil’s revenues will continue to come from voice services. We are therefore committed to improving existing voice services and developing new voice services to meet the needs of retail customers in all segments, including the corporate segment.
      In addition to voice services, Telenor Mobil offers a broad range of advanced non-voice services to its retail subscribers, including SMS, MMS, content services, mobile Internet/intranet and e-mail access and mCommerce. We upgraded Telenor Mobil’s GSM network with GPRS and EDGE technology in February 2001 and June 2004, respectively, and on December 1, 2004 were the first Norwegian mobile operator to offer UMTS-based services.

      In addition to providing voice and non-voice services to retail subscribers, Telenor Mobil also provides wholesale services to MVNOs and service providers. MVNOs only purchase access to network capacity, while service providers also purchase other services, such as SIM card production.
Marketing and distribution
      The Norwegian market is a highly developed and competitive market. Following the introduction of mobile number portability in November 2001, the mobile market has seen increased churn levels, consolidation among service providers and increased marketing efforts by various providers targeting both low and high value segments. In recent years, Telenor Mobil’s marketing and distribution efforts have become increasingly segment-oriented in order to ensure strength in both the business and consumer markets.
      During 2004, Telenor Mobil continued to focus its efforts on churn reduction, particularly with respect to its most valuable customers. Specific “holdback” and “winback” activities implemented in 2004 include reducing selected prices and simplifying our mobile tariffs. Other marketing initiatives have focused on improving network quality and customer service levels.
      Telenor Mobil distributes its mobile telecommunications services through its own retail stores, the Internet and independent distributors. The total number of distribution outlets was approximately 12,000 at December 31, 2004. All of Telenor Mobil’s distribution outlets offer prepaid cards, while approximately 1,300 offer contract subscriptions. In addition, prepaid cards can now be purchased in kiosks, petrol stations and supermarkets across Norway. ATMs and mCommerce may also be used to recharge prepaid accounts, in addition to prepaid cards.
Customers
Retail
      Between 1997 and 2000, Telenor Mobil experienced strong growth in its retail customer base due to the rapid increase in mobile penetration in Norway. Since 2001, however, growth in total subscriptions in the market has slowed down. In addition, Telenor Mobil faced increased competition from other network operators and service providers during 2004. Despite increased competition and slowed growth in total subscriptions in the market, Telenor Mobil continued to increase its subscription base during 2004. The increase is larger in Telenor Mobil’s contract segment compared to its prepaid segment.
      As of December 31, 2004, Telenor Mobil held approximately 2.62 million subscriptions for digital mobile telephone services in Norway, which represents approximately 56.5% of the total market in Norway. The total number of net new digital subscribers in the Norwegian market in 2004 was approximately 0.56 million. Telenor Mobil’s estimated net growth in new subscribers was 0.3 million.
      The table below shows selected subscription data for Telenor Mobil’s retail services (both digital and analog) on the dates specified.

	Year ended December 31

	2002	2003	2004

Mobile subscriptions (period end, 000s):
Digital
Contract	1,215	1,228	1,395
Prepaid	1,115	1,099	1,228
Analog	52	37	22

Total	2,382	2,364	2,645

Subscriptions through service providers and MVNOs	306	487	540
Mobile Telephony Penetration in Norway	85%	90%	102%
Churn rates for contract subscriptions	17.5%	21.4%	15.2%

      Although Telenor Mobil remains the leading mobile service provider in Norway, it is facing increased competition from other network operators and service providers, including those which have a service provider arrangement with Telenor Mobil to use its network. Telenor Mobil’s decrease in churn from retail subscribers is partly a result of reducing its minimum contract period and an increased emphasis on marketing efforts.
Wholesale
      Telenor Mobil has entered into agreements with six service providers, each of which is connected to its network. Pursuant to these agreements, each service provider purchases mobile traffic and SIM cards from Telenor Mobil. The service provider, in turn, resells the traffic and SIM cards under its own brand name in the Norwegian retail market. It is the service provider’s responsibility to handle customer services, invoicing, marketing and sales to the end user.
      In addition to service provider agreements, Telenor Mobil entered into a Mobile Virtual Network Operator (MVNO) agreement with Tele2 in September 2002. Under this agreement, Tele2 is permitted to offer mobile telecommunications based on Telenor Mobil’s GSM and UMTS networks. Tele2 launched GSM services in Norway under the MVNO agreement in the second quarter of 2003.
Traffic
      The following table sets forth selected traffic data for Telenor Mobil’s retail subscribers. Digital data includes both contract and prepaid traffic in each of Telenor Mobil’s digital networks, while analog data includes customers in Telenor Mobil’s NMT networks (up until December 2004, NMT 450 and, up until March 2001, both NMT 450 and NMT 900).

	2002	2003	2004

Traffic:
Digital
Total outgoing traffic (in million of minutes)	2,986	3,083	3,478
Total incoming traffic (in million of minutes)	1,974	2,100	2,223
Average monthly incoming and outgoing traffic (minutes per digital subscription)	180	188	195
Number of outgoing SMS, MMS and content messages (in millions)	1,692	1,926	2,165
Analog
Total outgoing traffic (in million of minutes)	47	36	23
Total incoming traffic (in million of minutes)	20	14	9
Competition
      As of December 31, 2004, Telenor Mobil had a 56.5% share of the market for mobile telephone subscriptions in Norway. Our main competitor is TeliaSonera’s wholly-owned subsidiary NetCom, which had a market share of 28% as of December 31, 2004. The third GSM network operator in Norway is Teletopia, with a market share of less than 1%. In addition, there are 14 service providers and one mobile virtual network operator (Tele2) operating in the Norwegian wireless market (source: The Norwegian Telecom Market report per 1. half 2004).
      Three operators currently hold UMTS licenses in Norway: Telenor Mobil, NetCom and Hi3G. NetCom commercially launched UMTS-based services in March 2005. Hi3G has not announced any plans to launch UMTS-based services.
      Telenor Mobil competes in the Norwegian market for mobile telephony primarily on the basis of price, quality of network service, quality of customer service and the range of advanced products and services offered. Telenor Mobil believes that it has been able to sustain a high market share in part through new market offers and by focusing on customer care.

Regulatory
      Current Norwegian telecommunications regulations impose cost-oriented pricing requirements on mobile network operators with significant market power in the national market for interconnection. Both NetCom and Telenor Mobil have been found to have significant market power in this market.
      A new national legislative framework for the electronic communications sector was adopted in 2003 and 2004. The objective of the legislative framework is to reduce ex ante sector-specific rules progressively as competition in the market develops. In accordance with the new framework, the Norwegian Post and Telecommunications Authority is conducting an analysis of competition in the relevant national markets and will determine whether to impose, maintain, amend or withdraw obligations on undertakings that were found to have significant market power. The formal decisions on remedies and obligations are expected to be announced in 2005.
      For a further discussion of regulatory issues affecting Telenor Mobil, you should read “— Regulation”.
Sonofon — Denmark
      Telenor’s wholly-owned subsidiary Sonofon is the second largest mobile operator in Denmark as measured by number of subscribers, with an estimated market share of 27.2%. On February 12, 2004, Telenor purchased the remaining 46.5% interest in Sonofon from the its venture partner BellSouth for 3,050 million Danish kroner. Telenor consolidated Sonofon from the same date.
Products and services
      Sonofon’s mobile communications business offers voice traffic and value added services (non-voice services) to customers in both the consumer and business segment. Non-voice services include SMS and MMS, mobile Internet access via WAP and content services. Content provided exclusively to Sonofon subscribers pursuant to arrangements with partners is an important point of differentiation between ourselves and our competitors. In 2004, Sonofon launched MobilPlan, a mobile data concept targeted at the business segment which allows subscribers to send and receive emails and access the corporate network on their mobile phones.
      In addition to offering voice and non-voice services on a retail basis, Sonofon also offers wholesale mobile network services to a number of service providers, most notably Debitel Denmark, and to an MVNO (Tele2).
Marketing and distribution
      During 2004, Sonofon has defended its position as the second leading mobile operator in the Danish market. In particular, Sonofon aims to protect its position by offering a range of simplified and user-friendly products and services. An increasingly important segment in Denmark is the youth segment, which tends to use the Internet, both as a means of acquisition and as a means of self-service, more than other segments. For this reason, Sonofon has placed increased emphasis during 2004 on marketing competitive web-based products and services. Other initiatives include packaged offers targeted at high-use customers and flat rate SMS packages which customers may use to top-up existing subscriptions.
      Sonofon’s primary distribution avenues are its own retail chain (Sonofon Partner, which covers all of Denmark) and external distributors. Among external distributors, Sonofon concentrates on chains with the best coverage of its target segments. To strengthen its long-term distribution, Sonofon has recently begun to develop alternative channels of distribution, including on-line distribution and ATMs.

Customers
      The following table sets forth selected data regarding Sonofon’s retail subscribers:

	Year ended December 31

	2002	2003	2004(1)

Mobile subscriptions (period end, 000s):
Digital
Contract	855	772	824
Prepaid	186	238	462

Total own subscriptions	1,041	1,010	1,286

Subscriptions through service providers	155	407	185
Fixed-line customers	495	448	461
Mobile Telephony Penetration in Denmark	74%	82%	88%
Churn rates for contract subscriptions	24.1%	38.6%	33.1%

(1)	The number of subscribers as at December 31, 2004 includes subscribers of CBB Mobil, a service provider which Sonofon purchased on April 30, 2004. CBB Mobil continues to operate as an independent company with its own name and brand.
      The reduction in churn from 2003 to 2004 is largely a consequence of increased focus on customer retention activities during 2004, such as providing existing customers with new handsets at discounted prices.
Traffic
      The following table sets forth selected traffic data for Sonofon retail customers. The data refers to traffic generated by both contract and prepaid customers.

	2002	2003	2004(1)

GSM
Traffic:
Total outgoing traffic (in millions of minutes)	1,027	1,093	1,192
Total incoming traffic (in millions of minutes)	694	701	826
Average monthly incoming and outgoing traffic — (minutes per digital subscription)	171	173	179
Number of outgoing SMS and content messages (in millions)	536	809	1,273

(1)	Data for 2004 includes traffic generated by subscribers to CBB Mobil subsequent to Sonofon’s acquisition of CBB Mobil on April 30, 2004
Competition
      In addition to Sonofon, there are two other GSM network operators in Denmark: TDC Mobil (which increased its ownership interest in the service provider Telmore from 20% to 100% in January 2004) and TeliaSonera DK (which completed its acquisition of Orange DK on October 11, 2004). UMTS licenses are currently held by TDC Mobil, TeliaSonera and Hi3G, each of whom launched UMTS-based services in 2004.
      Taking into account the retail subscribers of both Sonofon and CBB Mobil, Sonofon had an estimated 27.2% market share as of December 31, 2004. Our main competitors are TDC Mobil, with an estimated market share of 41.2%, and TeliaSonera, with an estimated market share of 21.4%. Hi3G had an estimated market share of 1.2%.

Regulatory issues
      Following TeliaSonera’s takeover of Orange Denmark in October 2004, TeliaSonera held two nationwide UMTS licenses. Although TeliaSonera entered into negotiations with Sonofon regarding the possible transfer of the license to Sonofon, terms were not agreed and TeliaSonera chose instead to return the license to the National IT and Telecom Agency (NITA). NITA has announced that the license will be re-auctioned, but the auction terms have not yet been determined. Once the terms have been announced, Sonofon will consider whether or not to participate in the auction.
      In 2004, NITA concluded that there is insufficient competition in the market for mobile termination and that prices need to be reduced. NITA’s final determination regarding mobile termination rates, which will include proposed remedies, is scheduled for April 2005. During 2004, Sonofon reduced its termination fee by approximately 10%. Further reductions may be necessary to ensure that the market for termination fees is not subject to regulation in the future.
      In cooperation with industry participants, the Consumer Ombudsman has issued a set of ethical guidelines for the marketing of telecommunications services that will be effective as of April 2005. In general, the guidelines call for more transparent terms and conditions for retail subscriptions and greater consumer protection for the youth segment.
      As a consequence of NITA’s final decision in a case involving Hi3G, all operators in Denmark will be able to bind private customers for a maximum of 6 months. No special admissions can be made for new technology and the Danish Competition Agency cannot interfere with NITA’s decision. Sonofon’s “Bytmobil” concept, which involves 12-month rental agreement for the telephone, will not be affected by this decision.
      Sonofon has been designated as an operator with SMP in the market for mobile communications services. As an SMP operator, Sonofon is required to meet all reasonable requests for establishing or modifying interconnection agreements on transparent, objective and non-discriminatory terms. Furthermore, such agreements shall be made publicly available. Sonofn reduced its interconnect prices by approximately 10% from July 1, 2004.
Telenor Mobile Sweden — Sweden
      In September 2002, our wholly-owned subsidiary Telenor Mobile Sweden entered into a MVNO roaming agreement with Tele2 which allows the company to provide mobile telecommunications services based on Tele2’s GSM and UMTS networks in Sweden. The agreement runs for a duration of five years. Telenor Mobile Sweden launched GSM-based services pursuant to the MVNO agreement at the end of the first quarter 2003. Telenor Mobile Sweden currently provides services on Tele2’s GSM network under the djuice and TMS brand names.
      From 2001 until January 2005, Telenor Mobile Sweden also operated in the Swedish mobile market under a service provider agreement with Vodafone SE (Europolitan AB). The agreement with Vodafone (Europolitan) was phased out during February 2005 and subscribers under this agreement have either migrated to the MVNO platform or are no longer Telenor Mobile Sweden subscribers. From February 2005 onwards, Telenor Mobile Sweden will provide all mobile services as an MVNO.
Products and Services
      Since its commercial launch of GSM services, Telenor Mobile Sweden has positioned itself as an innovative and quality operator that aims to provide simple and user-friendly products and services at a low cost. Revenues from Telenor Mobile Sweden’s core business of voice services include traffic charges, interconnection fees and roaming charges. In addition to voice services, Telenor Mobile Sweden offers data services such as SMS and MMS, content services based on premium SMS and Internet access via WAP.

Customers
      As of December 31, 2004, Telenor Mobile Sweden had approximately 105,000 subscribers (up from approximately 54,000 subscribers at December 31, 2002 and 81,000 subscribers at December 31, 2003). Telenor Mobile Sweden estimates that it had an overall market share of 1% as of December 31, 2004. In respect of subscribers who receive mobile services from service providers, this represents a market share of approximately 50%.
Traffic
      The following table sets forth selected traffic data for Telenor Mobile Sweden’s subscribers.

	2002	2003	2004

GSM
Traffic:
Total outgoing traffic (in millions of minutes)	29	28.2	56.8
Total incoming traffic (in millions of minutes)	0	11.7	60.3
Average monthly incoming and outgoing traffic — (minutes per digital subscription)	—	49	111
Number of outgoing SMS (in millions)	10	13	26
Competition
      The Swedish mobile market is a mature market with a penetration rate of approximately 105%. The three major network operators in Sweden are TeliaSonera, Vodafone and Tele2, with a combined market share of approximately 95%. Each of TeliaSonera, Vodafone and Tele2 hold GSM licenses and operate GSM networks. In addition, TeliaSonera and Tele2 hold a single UMTS license through their joint venture Svenska UMTS-nät AB. Vodafone also holds a UMTS license.
      The other GSM license holder in Sweden is SweFour, which provides GSM network capacity to service providers on a wholesale basis. The other UMTS license holder in Sweden is Hi3G Access. In addition to a UMTS license, Hi3G has a national roaming agreement with Vodafone for GSM access. Hi3G Access has commercially launched UMTS-based services under the brand name “3”. After a slow start, 3 is now growing rapidly and has a current customer base of approximately 200,000 customers. A fourth UMTS license was returned to the Swedish regulator by Orange in 2005. No decision has been made by the regulator as to the possible re-use of this license.
Regulatory issues
      In 2004, the Swedish regulator determined that djuice has significant market power in the market for mobile voice call termination services and, as a consequence, will be required to reduce its interconnection fees. At present, Telenor Mobil Sweden’s interconnection fees are 0.97 SEK/minute. Telenor Mobile Sweden will be required to reduce its interconnection fees to 0.52 SEK/minute by 2007.
Pannon GSM — Hungary
      Our wholly-owned subsidiary Pannon GSM is the second largest mobile operator in Hungary, as measured by number of subscribers. Pannon currently holds two GSM licenses (GSM 900 and GSM 1800) and a UMTS license, which it was awarded in December 2004. The UMTS license is for 15 years with an option for an additional 7.5 years.
Products and services
      Pannon offers advanced voice and non-voice services to subscribers on both a prepaid and contract basis. Voice services include international calling using Voice over Internet Protocol (VoIP), which offers subscribers lower-cost international calling. Non-voice services include SMS, MMS, mobile content services and Internet service provider services via Internet Protocol and WAP. Pannon, which launched GPRS-based services in mid-2001, was the first operator in Hungary with national GPRS coverage, and in 2003 became the first Hungarian operator to offer GPRS roaming for pre-paid subscribers. Pannon launched EDGE-based broadband services on its network in February 2005.
Marketing and distribution
      Pannon has made significant investments in establishing its brand name and positioning itself as a provider of high-quality services with up-to-date features, competitive pricing and good customer service. Most recently, it has targeted the youth segment by offering select services under the djuice brand.
      In addition to 40 Pannon-owned regional service centers, Pannon sells its products through a nationwide network of dealers and outlets on an exclusive basis. The quality, number and location of the outlets are continuously evaluated as Pannon seeks to optimize its distribution profile for the market. Pannon also has a direct sales force, including dedicated salespersons responsible for major accounts and sales to small and medium-sized enterprises.
Customers
      The number of mobile telephone subscribers in Hungary has grown significantly over the past five years, from approximately 1.6 million subscribers at December 31, 1999 to 8.4 million subscribers at December 31, 2004. As a consequence, subscriber growth is slowing down and competition for new subscribers is intensifying. The majority of Pannon’s subscriber base subscribes to various prepaid tariff plans. Due to our heavy focus on consumer postpaid and business sales in 2004, the percentage of postpaid subscriptions increased from 23% to 28% during 2004. The following table sets forth selected subscriber data for Pannon:

	Year ended December 31

	2002	2003	2004

Mobile subscriptions (period end, 000s):
Contract	540	595	779
Prepaid	1,910	2,023	1,991

Total	2,450	2,618	2,770

Mobile Telephony Penetration in Hungary	63%	73%	80%
Network
      Pannon has designed and built its GSM network and supporting information technology systems to take advantage of current digital technology and to provide high-quality services on a nationwide basis in Hungary. Synchronized Digital Hierarchy backbone rings have been rolled-out to improve the stability and quality of the network. Ongoing investments in the network are part of the plan to provide greater capacity in order to maintain a high-quality network and expand the range of services.
Competition
      In addition to Pannon, there are two other mobile operators in Hungary: T-Mobile (formerly Westel) and Vodafone, each of whom hold both GSM and UMTS licenses. Pannon estimates that it had a market share of approximately 34.1% as of December 31, 2004. The market leader, T-Mobile, had an estimated market share of 46.2%, while Vodafone had an estimated market share of 19.7%. There are no service providers or MVNOs operating in the Hungarian market for mobile telecommunication services.
Regulatory issues
Significant market power.
      In October 2002, the Arbitration Committee (HDB) of the Hungarian Communications Authority determined that Pannon has SMP in both the mobile market and the national market for interconnection. In

Hungary, SMP operators are under an obligation to meet various strict legal requirements, such as applying a certain cost model as a basis for interconnection tariffs. Pannon accepted that it is an SMP operator in the mobile market, but filed a complaint against the HDB’s determination that it has SMP in the national market for interconnection. On June 23, 2004, the Municipal Court upheld the HDB’s decision. On February 23, 2005, the final court of appeal ruled in the HDB’s favour. This decision, which is effective immediately, may not be appealed.
      In November 2003, while the case described above was still pending, Pannon was again identified by HDB as having SMP in the mobile and interconnection markets. Pannon again contested the HDB’s decision, but in this instance the court did not suspend the immediate effectiveness of the decision. On July 6, 2004, the Municipal Court found in Pannon’s favor. The HDB appealed the decision and the case is still pending. Because the immediate effectiveness of the HDB’s decision was not suspended, Pannon was required, as of June 15, 2004, to reduce its interconnection charges by 9%. Pannon appealed this requirement on the basis that the HCA does not have the authority to determine the applicable model for determining fees. The court of first instance found in Pannon’s favor, but the HCA has filed an appeal, which is still pending. If the designation of Pannon as an SMP operator in the national market for interconnection is ultimately upheld, Pannon’s mobile interconnection charges will continue to be regulated and, as a consequence, Pannon’s interconnection charges may be adversely affected in the future.
USF contributions
      During 2002, Hungarian authorities established a Universal Service Fund (USF) with the aim of compensating universal service providers, i.e. fixed line operators, for offering low tariff packages to certain customer segments. All fixed and mobile operators are required to contribute to the USF in proportion to their revenues. In 2003, legislation was adopted which fixes contributions for 2004 onwards at 0.5% of an operator’s annual revenue. In 2002, the HCA determined the amount payable by determining the total amount payable by all operators and then allocating the amount payable by each operator. Pannon paid the required contribution of HUF 1.5 billion, but filed an appeal against the requirement, which is still pending. On December 6, 2004, Pannon’s contribution for 2003 was fixed at HUF 798 million (an amount which reflects the 0.5% ceiling). Pannon has appealed this decision based on the basis of what it believes to be a contradiction between the implementing legislation and the universal service directive issued by the regulator.
Termination charges
      Pannon is involved in a legal dispute with Vivendi, the second largest fixed line operator in Hungary. Vivendi has alleged that Pannon’s fixed-to-mobile termination charges are inconsistent with the Telecommunications Act of 2001, which requires interconnection charges to be determined on the basis of objective criteria, in accordance with the principle of equal treatment and transparency in a verifiable manner. In June 2002, HDB ruled in Vivendi’s favor. Pannon filed an appeal which is still pending.
GVH investigation.
      In February 2002, the Hungarian Competition Office (GVH) commenced an investigation against all three Hungarian mobile operators, including Pannon, and the fixed line operator, Matav, relating to pricing mechanisms and market practice for call termination charges between 1998 and 2001. A report issued in connection with this investigation alleged that the Hungarian mobile operators abused their dominant position in the call termination market and formed a price cartel in respect of call termination charges. The allegation of abuse of dominant position was ultimately abandoned, while the cartel charges were upheld. In July 2003, the Competition Counsel, an independent body within GVH, found that the mobile operators’ activities had lead to a distortion of competition and Pannon was fined HUF 150 million. Pannon appealed this decision before the Municipal Court of Budapest, and the court suspended the payment of the fine. The authority appealed the decision, and the case is still pending. The fine will not be increased on appeal.

DiGi.Com — Malaysia
      We currently hold a 61% ownership interest in DiGi.Com. However, under current Malaysian law, we are required to reduce our ownership interest in DiGi.Com to less than 50% by 2006. The New Economic Policy, or NEP, also requires at least 30% of the ownership interest in any publicly-listed company to be held by members of the Bumiputera community, the largest indigenous ethnic community in Malaysia. We will be required to comply with this requirement by 2006 as well. Discussions are underway to address each of these issues. An additional issue related to our ownership interest in DiGi.Com is the requirement of the Bursa Malaysia Securities Berhad (Bursa Securities) (formerly known as Malaysia Securities Exchange Berhad ) that no less than 25% of DiGi.Com’s shares, including shares held by institutional investors, be publicly held. Under the revised listing rules, DiGi.Com made an application to the Bursa Malaysia Securities Berhad requesting that the Bursa Malaysia Securities Berhad exercise its discretion to waive the requirement and recognize DiGi.Com’s then existing free float of 20.3% as sufficient. The Bursa Malaysia Securities Berhad informed DiGi.Com in January 2004 that it had waived the requirement. The requirement has subsequently been satisfied, however, and the public free float now exceeds the required amount of 25%.
Products and Services
      DiGi.Com, which currently holds a license for the operation of a GSM 1800 network, offers mobile voice, roaming and value-added services on both a prepaid and contract basis. DiGi.Com is currently one of the leading operators in the prepaid segment, which is the fastest growing segment in the Malaysian mobile market. With various valued-added services, such as MMS, enriched SMS, mobile content and Internet services, and innovative loyalty schemes, DiGi.Com continues to be at the forefront of product innovation in the Malaysian market. In 2004, DiGi.Com was the first operator to launch EDGE-based services and electronic eLoad. The company also offers different subscription plans to suit the various needs of its contract customers and provides a range of international carrier services.
      DiGi.Com is currently evaluating opportunities and different access technologies related to the provision of 3G services.
Marketing and Distribution
      To reach both current and prospective customers, DiGi.Com has established more than twenty DiGi.Com Service Centers and cooperates with a large number of dealers throughout Malaysia. DiGi.Com also offers efficient and innovative ways for customers to communicate with its customer service functions via the telephone or Internet.
Customers
      The following table sets forth selected subscriber data for DiGi.Com:

	Year ended December 31

	2002	2003	2004

Mobile subscriptions (period end, 000s):
Contract	97	106	175
Prepaid	1,519	2,101	3,067

Total	1,616	2,207	3,242

Mobile Telephony Penetration in Malaysia	37%	44%	57%
Competition
      DiGi.Com is one of three mobile operators in the Malaysian market. In addition to DiGi.Com, the other GSM network operators are Celcom, which is Telekom Malaysia’s mobile unit, and Maxis, each of which has licenses to operate both GSM 900 and GSM 1800 networks. Telekom Malaysia and Maxis were each assigned a block of the 3G spectrum in 2002. Under the terms of the assignment, Telekom Malaysia and

Maxis are required to offer access to their 3G networks to MVNOs. Maxis launched 3G services in early 2005 and Telekom Malaysia is expected to launch 3G services in mid-2005.
      As of December 31, 2004, DiGi.Com was the third largest mobile operator in Malaysia, with a market share of 22%. Maxis had a market share of 41% and Celcom had a market share of 37%. At present, there are no mobile service providers or MVNOs in Malaysia.
Regulatory issues
      In May 2004, the Ministry of Energy, Water and Communication announced that a nationwide coverage requirement would be imposed in Malaysia, with the objective of achieving full population coverage by the end of 2005. This plan is divided into two phases: Time 1, which provided for full coverage of the “Multimedia Super Corridor” (Kuala Lumpur, Klang, Putrajaya and Cyberjaya) by the end of 2004, and Time 2, which provides for full coverage for the rest of the country by the end of 2006. DiGi.Com will comply with these requirements and is currently in discussions with the regulator regarding the possibility of obtaining access to additional frequencies in the GSM 900 spectrum, which will enable DiGi.Com to satisfy the Time 2 requirements at a reduced cost.
      Other significant regulatory issues include the issues related to the ownership of DiGi.Com described above.
Kyivstar — Ukraine
      We have a 56.5% ownership interest in Kyivstar GSM, the second largest mobile operator in Ukraine. In April 2004, we increased our ownership interest in Kyivstar from 55.35% by exercising an option to purchase a further 1.16% ownership interest from Storm. Storm, which is the only other shareholder, currently holds a 43.5% ownership interest in Kyivstar. Alfa Group, the other principal shareholder in VimpelCom, indirectly owns 100% of Storm. Kyivstar’s board of directors consists of nine members, five nominated by Telenor and four nominated by Storm.
      Under Ukrainian law, attendance by holders of more than 60% of a company’s share capital is required for a valid quorum to be formed at a meeting of shareholders. A simple majority vote is required for most shareholder actions and a 75% majority of the votes cast at the shareholders’ meeting is required for changes to Kyivstar’s charter. In addition, under Kyivstar’s charter the presence of at least six directors, including one director from Storm, is required for a valid quorum to be formed at board meetings. Accordingly, disagreements between us and Storm that result in Storm’s failure to attend shareholders or board meetings could adversely affect the ability of Kyivstar to operate and compete effectively.
      Kyivstar currently owns a GSM 900 and GSM 1800 license. Kyivstar’s GSM network had geographical coverage of approximately 80 % and population coverage of 90% as of December 31, 2004. No UMTS licenses have been issued in the Ukraine. However, the Ministry of Transport and Communication has recently announced that it is considering issuing UMTS licenses in the future.
Products and services
      In addition to voice telephony, Kyivstar provides voice messaging services, SMS and MMS, and mobile internet services. In December 2001, Kyivstar introduced content provider access (CPA). Kyivstar commercially launched GPRS in the Kyiv area in February 2003, and on a nationwide basis in August 2004.
Marketing and distribution
      Kyivstar distributes its products and services through both indirect sales channels (dealers, retailers, wholesalers) and direct sales channels (telemarketing and direct contact). The company does not own or operate its own shops. Kyivstar also sells its services in a limited number of Info Center outlets.

      In 2004, Kyivstar launched djuice, a product offering that targets the youth segment, and introduced campaigns with distribution of free start packs to targeted segments, including the youth segment. The company also entered into co-branding agreements with selected companies.
Customers
      The following table sets forth selected subscriber data for Kyivstar:

	Year ended December 31

	2002	2003	2004

Mobile subscriptions (period end, 000s):
Contract	384	534	720
Prepaid	1,472	2,503	5,532

Total	1,856	3,037	6,252

Mobile Telephony Penetration in Ukraine	8%	14%	29%
      The growth in the number of subscribers in 2004 occurred primarily in the second half of the year. In the first half of the year, Kyivstar lost market share but managed to reverse the negative trend from the third quarter onwards. The company believes that the free start packs and co-branding agreements described played an important role in subscription growth. The company expects this growth, particularly in the prepaid segment, to continue in the future.
Traffic
      Average monthly minutes of usage per subscriber increased in 2004 from 68 minutes per month in the first quarter to 95 minutes per month in the fourth quarter.
Competition
      As of December 31, 2004, Kyivstar was Ukraine’s second largest mobile operator, with a market share of approximately 45% (according to official statistics). The market leader Ukrainian Mobile Communications (UMC), which is owned by the Russian group Mobile Telesystems, had a market share of approximately 53% (according to official statistics). In Ukraine, only Kyivstar and UMC have a nationwide coverage, and only Kyivstar and UMC have both GSM 900 and GSM 1800 licenses.
      Further, there are three smaller mobile operators in Ukraine: Ukrainian Radio Systems (URS), which operates the WellCom brand (GSM 900), Digital Cellular Communication (DCC) (D-AMPS) and Golden Telekom (GSM 1800). All together, these smaller operators had a total market share of approximately 2% as of December 31, 2004.
      DCC and TurkCell, a Turkish mobile operator, have together formed a joint venture which has acquired Astelit, a Ukrainian company which owns a GSM 1800 license. This joint venture launched services in January 2005 and has announced plans to become a national GSM operator under the brand Life:).
Regulatory issues
      In November 2003, the Ukrainian President signed the Law on Telecommunication, which supersedes the Communication Act and sets the direction for development towards conformity with principles underlying the EU telecommunication framework. The calling party pays (CPP) regime currently in place was implemented on a temporary basis in September 2003, but is now considered to be permanent. The Law on Telecommunications also established the National Commission for Regulation of Communication (NCRC), which was intended to begin regulating the telecommunications sector from January 1, 2005. However, in January 2005 the new President Viktor Yushchenko dismissed the commission appointed by the previous President, Leonid Kuchma. So far, no new commission has been appointed.

Legal proceedings
      On March 24, 2005, Storm filed a claim in the Kyiv Commercial Court against Kyivstar challenging the shareholders’ agreement between Storm, Telenor and Kyivstar and requesting that the Court declare it null and void and suspend the effect of certain of its provisions until such time as the Court reviews the merits of the case and issues a decision. On March 31, 2005, the Court dismissed the claim based on certain procedural defects in the claim.
GrameenPhone — Bangladesh
      In October 2004, we increased our ownership interest in GrameenPhone from 51% to 55.5.% by acquiring a portion of Marubeni Corporation’s 9.5% ownership interest for consideration of USD 9.7 million. In December 2004, we purchased Gonofone Development Corporation’s entire 6.5% ownership interest for a consideration of USD 37.2 million, thereby further increasing our ownership interest to 62%. Grameen Telecom, which holds the remaining 38% of shares, is our only partner in GrameenPhone.
      GrameenPhone currently holds both a GSM 900 and GSM 1800 license. The government has not yet announced any plans to issue UMTS licenses in Bangladesh.
Product and services
      In addition to core voice services, GrameenPhone offers a number of value-added services, in each case on both a contract and prepaid basis. Value-added services include voice messaging services, SMS and data services via WAP. GrameenPhone services are widely perceived as having the most advanced and up-to-date features in the Bangladeshi market. For example, GrameenPhone was the first Bangladeshi mobile operator to launch WAP, in 2001, and interactive SMS, in 2003. Additionally, GrameenPhone is the only operator in Bangladesh to offer nationwide coverage. We believe that the “GrameenPhone” brand has been established as a best quality brand.
      GrameenPhone’s network is GPRS- compatible and a significant percentage of its equipment is EDGE-compatible. GrameenPhone expects to launch GPRS-based services in 2005. The company does not have any plans to launch EDGE in Bangladesh.
Marketing and distribution
      GrameenPhone sells its services through a nationwide network of independent dealers, wholesalers and retailers. GrameenPhone also establishes strong relationships with leading dealers and wholesalers based on exclusive arrangements. To service its customers, GrameenPhone has established customer service centers through a corporate direct sales unit and through five sales and customer relation centers.
Customers
      The following table sets forth selected subscriber data for GrameenPhone. Based on the low current levels of mobile penetration, GrameenPhone expects strong growth in total subscribers in the future.

	Year ended December 31

	2002	2003	2004

Mobile subscriptions (period end, 000s):
Contract	206	242	296
Prepaid	563	899	2,092

Total	769	1,141	2,388

Mobile Telephony Penetration in Bangladesh	0.9%	1.3%	2.8%

Traffic
      At present, the number of billable minutes per customer in GrameenPhone is approximately 245 minutes per month.
Competitors
      As of December 31, 2004, GrameenPhone estimates that it had a market share of approximately 62%. Besides GrameenPhone, there are three other mobile operators in Bangladesh: Aktel (with a market share of approximately 26.9%); Citycell (with a market share of approximately 9.6%); and Sheba (with a market share of approximately 1.5%). In addition, the fixed line incumbent BTTB has announced plans to launch mobile services during the second quarter of 2005.
Regulatory issues
      According to the licenses granted to mobile operators in Bangladesh, including GrameenPhone, operators are required to collect an annual license fee and royalty from each subscriber. In November 2002, pursuant to a stay order issued by the Supreme Court, the Bangladesh Telecom Regulatory Commission (BTRC) instructed operators to stop collecting the fee from customers. In August 2004, the stay order was vacated and, in September 2004, BTRC issued a letter to GrameenPhone instructing it to make a payment in respect of the fee and royalty. It is unclear at present whether this instruction applies to fees and royalties that would otherwise have been collected in 2002, 2003 and 2004, or if it only applies from the date of the letter onwards. The issue is currently being considered by the courts. If the court determines that GrameenPhone is required to make a payment for the entire period, it will be extremely difficult, if not impossible, for GrameenPhone to collect any such amounts from subscribers.
      The regulatory regime in Bangladesh currently requires mobile operators to give BTRC 15 days notice of any price changes. Such changes may only be implemented with BTRC’s approval. In addition, the Parliamentary Standing Committee (MOPT) has recently instructed BTRC to instruct mobile operators to decrease tariffs. If BTRC does not approve any proposed price changes or acts upon the MOPT’s instructions, GrameenPhone’s tariff’s could be adversely affected in the future.
Telenor Pakistan — Pakistan
Overview
      On April 14, 2004, our wholly-owned subsidiary Telenor Pakistan won an auction for one of the two new mobile licenses in Pakistan. The nationwide license, which does not include Azad Jammu and Kashmir (AJK) or the Northern Areas, is valid for 15 year period and is renewable on application. The license covers voice as well data applications in cellular mobile services. Warid Telecom, which is controlled by a consortium based in United Arab Emirates, won the other of the newly issued licenses.
      In addition to Telenor Pakistan and Warid Telecom, there are four other mobile operators in Pakistan. Mobilink, which is the largest cellular mobile operator in Pakistan, holds a market share of 63% as of December 31, 2004. The next largest operator is Ufone with a market share of 23%. The remaining two operators, Paktel and Instaphone, have a market share of 7.3% and 6.7% respectively. Telenor Pakistan is competing in this market primarily on the basis of the range of products and services offered, and the quality of customer and network service.
      Telenor Pakistan launched its service on March 15, 2005. In addition to basic voice services, SMS and MMS, the company also offers mobile data services. The network currently being rolled-out is WAP, GPRS and EDGE compatible. In addition, the company has deployed Long Distance and International (LDI) backbone in order to offer nationwide and international services to its customers.

Regulatory issues
      Telenor Pakistan won its mobile license in an open auction for USD 291 million. The company paid half of the amount upfront in May 2004, with the remaining half payable in equal installments over the next 10 years. Under the current licensing regime, existing operators are required to renew their licenses according to the same terms and conditions. However, in October 2004 Paktel renewed its license in an agreement reached with Pakistan Telecommunication Authority (PTA) on more favorable terms. Although Paktel will be required to pay an aggregate amount of USD 291 million, the size and timing of the installments means that the cost Paktel’s license will have a lower net present value than the cost of our license. Mobilink and Instaphone are due for license renewal within the next two years. The only remaining operator, Ufone, will be privatized by the middle of 2005. Telenor Pakistan has formally requested that the regulator revise Telenor Pakistan’s payment terms so that its license has the same net present value as Paketel’s license.
      In connection with the deregulation of fixed-line telephony in Pakistan, most local loop licensees are opting to use wireless in local loop systems to provide fixed wireless access solutions. For this purpose, the government has auctioned 4 frequency bands (450, 479, 1900 and 3500 MHz) to enable local loop operators to launch fixed wireless access solutions. With the exception of the 3500MHz band, CDMA has become the de-facto standard technology in the auctioned spectrum. These developments may result in increased competition in the market for mobile services, as it may enable local loop operators to offer mobile services as well. Telenor Pakistan and the GSM Association, of which Telenor is a member, have requested that the regulators enact policies that prevent local loop operators from providing mobile services.
      As part of the deregulation process, Pakistan Telecommunication Company Limited (PTCL) will be privatized in 2005. Telenor Pakistan, along with other private operators in Pakistan, has requested that the government bring PTCL under the new licensing regime before it is privatized. In addition, we have also requested that the government ensure that rates for leased media, such as domestic private leased circuits, digital interface units and co-location rentals, remain predictable and are not revised upwards. We believe that such steps are necessary in order to maintain a fair competitive environment for private operators.
      Another potential regulatory issue is the possible downward revision of mobile termination rates. If mobile termination rates are lowered, it may have an adverse effect on revenues, as we expect a significant portion of Telenor Pakistan’s revenues to come from termination of incoming calls. Telenor Pakistan has submitted a report to the regulator proposing a fully allocated costing methodology with proper allocation of assets in order to determine appropriate mobile termination rates. In addition, an international benchmark study was compiled for the regulator which suggests that current rates are comparable to rates in other countries in the region. Telenor Pakistan, along with other operators, is engaged in ongoing discussions with the regulator regarding the proposed changes in mobile termination rates.
      Under the terms of its license, Telenor Pakistan is required to provide services to 70% of the Tehsil sub-districts within the next 4 years. This obligation will require Telenor Pakistan to provide services to many areas of the country that currently have limited coverage and with potentially low average revenue per user. In order to facilitate access for such areas of the country, the government has established a universal service fund. In connection with its obligation to provide services in the Tehsil headquarters, the company is engaged in ongoing discussions regarding its share of the fund.
ProMonte GSM — Montenegro
      ProMonte GSM is a 100% owned subsidiary of European Telecom Luxembourg S.A. (ETL). In August 2004, we acquired the remaining 55.9% of ETL which we did not already own for a purchase price of NOK 532 million, thereby increasing our indirect ownership interest in ProMonte GSM from 44.1% to 100%.
      ProMonte currently holds a GSM 900 and GSM 1800 license, each of which expire in January 2017. The company currently has no plans for development of UMTS. ProMonte’s GSM network had geographical coverage of approximately 71% and population coverage of 98% as of December 31, 2004.

Products and services
      Since its commercial launch of GSM services in 1996, ProMonte has positioned itself as an innovative and quality operator within all segments, focusing its products and services on simplicity and user-friendliness. The company primarily offers mobile voice, roaming and value-added services to its subscribers on both a prepaid and contract basis. In addition, the company launched mobile data services over GPRS in July 2004.
      In September 2004, ProMonte launched EDGE-based services on a trial basis in the Podgorica and Budva areas and is planning to launch such services on a commercial basis in the second half of 2005.
Marketing and distribution
      As of December 31, 2004, ProMonte marketed and distributed its mobile telephone services through independent dealers with 2,110 points of sale, including two wholly owned outlets in the capital Podgorica.
Customers
      ProMonte’s subscriber base as of December 31, 2004, is divided into 44,000 postpay subscribers and 235,000 prepay subscribers. During summer months ProMonte’s subscriber base increases significantly due to tourists buying prepaid subscriptions. ProMonte’s market share in the postpaid market has been declining during the latest two years. The 2004 churn rate is 37%.
      The following table sets forth certain operating data for ProMonte:

	Year ended December 31

	2002	2003	2004

Mobile subscriptions (period end, 000s):
Contract	47	46	44
Prepaid	223	207	235

Total	260	253	279

Mobile Telephony Penetration in Montenegro	63%	69%	78%
Competition
      As of December 31, 2004, ProMonte was Montenegro’s leading provider of mobile communication services, with a market share of 58%.
      In addition to ProMonte, the only other mobile operator is Monet, which is owned by Telecom Montenegro. Monet held a market share of 42% as of December 31, 2004. On March 11, 2005, the Government of Montenegro approved the sale of 51.12% of Telecom Montenegro to Matav Rt., a Hungary-based company. Matav Rt. paid €114 million for the ownership interest and agreed to invest an additional €67.3 million over the next five years.
Associated Companies and Joint Ventures
Total Access Communication PCL and United Communication Industry PCL — Thailand
      In 2000, we acquired 29.9% of Total Access Communication PLC (TAC), Thailand’s second largest mobile operator, and 24.9% of its former parent company United Communication Industry PLC (UCOM), which currently owns 41.6% of TAC. Telenor thus has a combined direct and indirect ownership interest in TAC of 40.3%. TAC’s shares are listed on the Singapore Stock Exchange and UCOM’s shares are listed on the Thailand Stock Exchange.

Products and Services
      TAC, which currently has a GSM 1800 and AMPS 800 concession, offers mobile voice, roaming and value-added services to its customers through contract and prepaid tariff plans. TAC’s non-voice services include mobile Internet services based on WAP and EDGE.
Marketing and Distribution
      In 2004, TAC has focused on customer service and adopting an innovative and segmented approach to ensure that the needs of individual customers in both the consumer and corporate segment are met. Distribution, in particular, has been a key element of TAC’s strategy. Key channels of distribution include DTAC shops, independent dealers and non-telecom outlets.
Customers
      At December 31, 2004, TAC had approximately 7.79 million mobile subscribers, up from 6.55 million mobile subscribers at December 31, 2003. Approximately 84% of TAC’s subscriber base consists of prepaid subscribers.
      The following table sets forth certain operating data for TAC:

	Year ended December 31

	2002	2003	2004

Mobile subscriptions (period end, 000s):
Contract	1,250	1,167	1,277
Prepaid	4,204	5,383	6,509

Total	5,454	6,550	7,786

Mobile Telephony Penetration in Thailand	29%	35%	43%
Competition
      As of December 31, 2004, TAC was the second largest mobile operator in Thailand, with an estimated market share of approximately 29%.
      The market leader in Thailand, Advanced Info Service plc (AIS), also owns 97.5% of the fifth largest operator in Thailand, Digital Phone Company (DPC). At December 31, 2004, we estimate that the combined market share of AIS and DPC was 56%. The other mobile operators in Thailand are TA Orange, with a market of approximately 13%. The remaining 2% market share is shared by Hutchinson-CAT Wireless Multimedia and Thai Mobile.
Seconded personnel
      Telenor personnel are currently seconded to TAC to serve as co-chief executive officer and chief financial officer.
Regulatory Issues
      All private telecommunications operators in Thailand, including TAC, currently operate on a “build, transfer and operate” (BTO) basis. In return for the right to provide mobile services for a fixed period of time, mobile operators must build out their infrastructure, and then transfer ownership of the infrastructure to the government and pay a concession fee to the Communications Authority of Thailand (the CAT) and a 10% exercise tax. Under the new Telecommunications Business Act (2001), any company wishing to enter into the telecommunications business will be required to obtain a license, rather than a concession, from the National Telecommunication Commission (the NTC). The government has officially stated its intention to convert previously issued concessions into licenses. Several frameworks for conversion have been proposed, but no proposal has yet been adopted. The process of conversion is dependent on successful bilateral commercial negotiations between the CAT and the Telephone Organization of Thailand (the TOT), on the one hand, and concession holders on the other.
      The Telecommunications Business Act also limits foreign investment in public telecommunications license-holders to 25% of the total issued share capital, down from the previous limit of 49%. This foreign ownership limitation would apply automatically to TAC following the conversion of its concession into a license. Moreover, Thailand has reserved the right under the treaties of the World Trade Organization to impose an even lower limit of foreign ownership. In 2001, the Thai Cabinet approved an amendment to the Telecommunications Business Act that, if adopted, will return the foreign ownership limit to 49%. The amending legislation has been tabled in Parliament, but has yet to be passed. Total foreign investment in TAC, including shares listed on the Singapore stock exchange, is currently 49%.
      At present, operators generally operate under a “sender keeps all” regime since no interconnection regime is currently in place. The exception to this rule is that concessionaires of the Communications Authority of Thailand (CAT), such as TAC, must compensate the TOT for the use of its fixed network. The establishment of a new interconnection regime, as provided for in the new Telecommunications Business Act, is currently being discussed.
      On August 24, 2004, the Thai Senate voted in seven members to form the NTC, the country’s first independent telecommunications regulator. The NTC will be responsible for granting new licenses and implementing the plans to liberalize the telecommunications sector set out in the Telecommunications Business Act.
VimpelCom — Russia and Kazakhstan
      VimpelCom is a leading provider of telecommunications services in both Russia and, through its wholly-owned subsidiary KaR-Tel, Kazakhstan. VimpelCom operates under the Bee Line GSM brand in Russia and the K Mobile and EXCESS brands in Kazakhstan.
      We initially invested in VimpelCom in 1999. Up until November 26, 2004, the company’s mobile activities outside of Moscow and the Moscow region were largely operated through VimpelCom’s 55.3% owned subsidiary VimpelCom-Region (VIP-R). As of that date, Telenor (14,9%) and Alfa Telecom (29.8%) owned the remaining 44.7% interest in VIP-R directly. On November 26, 2004, VimpelCom announced that it had finalized its merger with VIP-R. Pursuant to the terms of the merger, as originally approved by VimpelCom’s shareholders on October 24, 2003, we and Alfa Telecom received, respectively, 3,648,141 and 7,300,680 newly-issued VimpelCom shares in exchange for our combined 44.7% stake in VIP-R. Upon the completion of the merger, the ownership interests of Alfa Telecom and ourselves were:

	Economic ownership	Voting ownership

Alfa Telecom	24.50%	32.91%
Telenor (through Telenor East Invest AS)	29.91%	26.58%
Mergers and acquisitions
      On May 26, 2004, VimpelCom’s shareholders approved the merger of VimpelCom and its wholly-owned subsidiary KB Impuls, which holds a GSM license for the Moscow license area. The transaction, however, is subject to various Russian regulatory approvals, including the approval of the Agency for Anti-Monopoly Policy of the Russian Federation, and satisfaction of certain other conditions precedent, including the transfer of all of KB Impuls’s licenses, frequencies and permissions to VimpelCom. Due to certain issues relating to re-issuance of licenses subsequent to the merger, the merger between VimpelCom and KB Impuls has not yet been completed. For a discussion regarding the uncertainty in respect of the transfer of mobile licenses, you should read “— Regulatory issues”.
      On June 30, 2004, VimpelCom announced the acquisition of approximately 93.5% of the outstanding shares of Dal Telecom International for a purchase price of approximately $73.3 million. Dal Telecom is a GSM 1800 and D-AMPS operator with licenses for three regions (Khabarovsk Krai, Amur and Kamchatka)

in Russia’s Far East “super-region”, the last remaining super-region in which VimpelCom did not have a GSM license.
      Up until 2004, VimpelCom’s operations were limited to Russia only. On August 26, 2004, however, VimpelCom announced that it had signed an agreement to purchase a 100% ownership interest KaR-Tel, the second largest cellular operator in Kazakhstan, for a purchase price of US$350 million, plus the assumption of approximately $75 million in debt. KaR-Tel, which holds a nationwide GSM 900 license, had a subscriber base of approximately 859,000 at December 31, 2004. On April 14, 2005, VimpelCom announced that it had sold a 50% minus one share ownership interest in KaR-Tel to Crowell Investments Limited for US$175 million.
Products and services
      VimpelCom currently operates a GSM 900/1800 network, as well as several small AMPS/ D-AMPS networks, that target both the business and consumer segment. Subsequent to the merger with VIP-R, VimpelCom’s license portfolio covers approximately 94% of Russia’s population and, subsequent to the acquisition of KaR-Tel, 100% of Kazakhstan’s population.
      VimpelCom currently offers voice services and value-added services on its GSM and D-AMPS networks on both a prepaid and contract basis, with around 99% of its Russian subscribers using GSM. It also provides interconnections with other fixed and mobile networks and access to roaming. Value-added services on the GSM network include WAP, SMS and MMS, GPRS services, data and fax transmission, electronic mail, conference calls, and games and other infotainment services. Electronic messaging is also available from the company’s Internet portal “BeeOnline”. As of December 31, 2004, approximately 95% of subscriptions in Russia were for prepaid plans.
      As part of its overall business strategy, VimpelCom has constructed and tested a pilot UMTS network, and intends to introduce UMTS technology in some of the larger cities if awarded a UMTS license. In July 2004, Vimpelcom completed testing of EDGE technology in several regions, including Moscow and the Northwest, Ural and North Caucasus super-regions.
      In September 2004, the Ministry of Telecommunications announced that it would not issue UMTS licenses until growth on GSM networks flattened out and existing operators generated sufficient cash to invest in UMTS licenses. The Ministry has announced that it expects these conditions to be satisfied at some point in the second half of 2005.
      KaR-Tel offers voice telephony services and a variety of value added services to Kazakh subscribers, including voicemail, SMS, fax and data transfers to electronic mailing addresses and roaming services. As of December 31, 2004, approximately 85% of subscriptions in Kazakhstan were on contract plans.
Marketing and distribution
      In addition to 127 VimpelCom-owned mobile sales offices, VimpelCom distributes its products through 2,347 independent dealers with 22,851 points of sale. As of December 31, 2004, prepaid scratch cards could be purchased at more than 53,000 locations. Retail distribution channels for prepaid include large chains of electronics stores and other consumer retail stores, as well as branch offices of banks. In order to increase its subscriber base in the corporate segment, VimpelCom has a dedicated sales force that focuses on sales to corporate subscribers.
      Handsets from several vendors may be purchased from VimpelCom’s own sales offices, either as a stand-alone equipment purchase or in conjunction with a mobile subscription.
      KaR-Tel distributes its services through 4 own sales offices and 15 independent dealers with 1,820 points of sale. As of December 31, 2004, prepaid scratch cards could be purchased at more than 2,900 locations.

Customers and Competition
      The following table sets forth certain subscriber data for VimpelCom:

	Year ended December 31

	2002	2003	2004

Mobile subscriptions (period end, 000s):(1)
Contract	725	820	3,184
Prepaid	4,428	10,617	23,399

Total	5,153	11,437	26,583

Mobile Telephony Penetration in Russia	12%	25%	51%
Churn rates	30.8%	39.3%	29.6%

(1)	Figures are based on 6 months churn for prepaid and include subscriptions in Kazakhstan as of the end of 2004
      VimpelCom is the second largest operator in Russia, with an overall market share of 34.7% as at December 31, 2004. As of this date, VimpelCom is the second largest operator in both the Moscow region and in the regions outside Moscow, with a market share of 44.1% and 31.9% respectively.
      VimpelCom’s main competitors in Russia are Mobile Telesystems (MTS), with an overall market share of 35.8%, and Megafon, with an overall national market shares of 18.3%. As of December 31, 2004, MTS had a market share of 44.4% in the Moscow region and a market share of 33.1% in the regions outside Moscow. Megafon, on the other hand, had a market share of 10.7% in the Moscow region and a market share of 20.6% in the regions outside Moscow.
      KaR-Tel is the second largest operator in Kazakhstan, with 859,000 subscribers as at December 31, 2004. KaR-Tel’s main competitors in Kazakhstan are GSM Kazakhstan LLP and JSC Altel.
      As discussed above, Telenor’s partner in VimpelCom is the Alfa Group. Telenor holds a 29.91% economic interest (26.58% voting interest), while Alfa Group holds a 24.50% economic interest (32.91% voting interest). On August 28, 2003, VimpelCom’s Board of Directors approved the granting of a consent by VimpelCom that allowed Alfa Group to purchase an indirect 25.1% ownership interest in VimpelCom’s competitor Megafon. Under the terms of the consent, the parties are required to explore the possibility of a business combination between VimpelCom and Megafon in the future. VimpelCom, however, is under no obligation to enter into any such combination. The Alfa Group is also an indirect investor in the Russian fixed-line and internet provider Golden Telecom, in which Telenor has a 20.3% ownership interest.
      In addition, VimpelCom is considering the acquisition of the Ukrainian mobile operator Ukrainian Radio Systems, which operates under the brand name WellCom. While Telenor believes that the acquisition of WellCom, if approved by the board of directors of VimpelCom, would decrease shareholder value in VimpelCom, Alfa Group, which also holds an indirect ownership interest in our Ukrainian subsidiary Kyivstar, has publicly stated that it supports the proposed acquisition.
Seconded personnel
      A seconded Telenor employee is currently serving with VimpelCom as Deputy Chief Technical Officer. In addition, a former Telenor employee holds the position of Chairman of the Board of VimpelCom.
Regulatory issues
Regulatory Environment
      The Law on Communications, a new law on telecommunications for the Russian Federation, came into force on January 1, 2004. Because the process for adopting secondary legislation implementing the new law is still ongoing, the exact implications of the new law for Russian telecommunications operators are still unclear. For example, it is not clear from the wording of the law which operators will be obliged to pay a fee to the Universal Service Fund and, if so, how this fee will be calculated or what its level will be.
Licensing issues
      As discussed above, VimpelCom merged with its subsidiary VIP-R on November 26, 2004. In connection with the merger, VimpelCom submitted an application to the Federal Surveillance Services for Communications (the FSSC) requesting the transfer of VIP-R’s licenses to VimpelCom. The transfer of VIP-R’s licenses to VimpelCom was formally approved on March 30, 2005.
      VimpelCom’s wholly-owned subsidiary KB Impuls is the legal holder of VimpelCom’s GSM license in the Moscow region and the formal operator of the GSM-based services, with VimpelCom assisting KB Impuls by acting as its agent. Under this arrangement, VimpelCom signs subscriber agreements on KB Impuls’s behalf. This arrangement has been in place since 1997, and was reviewed by Gossvyaznadzor, the state body in charge of monitoring compliance with telecommunications regulations, on numerous occasions prior to 2004. In a notice received by KB Impuls on January 9, 2004, Gossvyaznadzor asserted that this arrangement is inconsistent with Russian law. On the basis that the agency agreement between KB Impuls and VimpelCom does not specifically provide that VimpelCom may sign subscriber agreements on behalf of KB Impuls, Gossvyaznadzor asserted that it was improper for VimpelCom to sign subscribers on behalf of KB Impuls and that, as a consequence, KB Impuls did not have valid agreements with its customers. KB Impuls challenged the notice, and it was subsequently invalidated by the Moscow Arbitration Court. Gossvyaznadzor appealed the decision first to the Appellate Panel of the Moscow Arbitration Court and next to the Federal Arbitration Court of the Moscow district, but in each instance, the court found in KB Impuls’s favor. The statute of limitations for Gossvyaznadzor to appeal these decisions to the Higher Arbitration Court, the highest court in Russia that can consider such matters, has expired.
      In connection with the above matter, on February 4, 2004 the Russian prosecutor’s office initiated a criminal investigation, stemming from allegations by a small Moscow based company, into whether VimpelCom had been operating a mobile operation in the Moscow region without a license. On February 5, 2004, VimpelCom filed an appeal with the Moscow Arbitration Court contesting the decision to initiate such an investigation and, on March 18, 2004, received a decision from the Moscow Prosecutors’ office dismissing the case. The decision was subsequently upheld by the Savelovsky Municipal Court of Moscow. A second appeal was rejected by the Moscow City Court on July 19, 2004. This decision may be appealed to the Presidium of the Moscow City Court until July 19, 2005.
Numbering capacity
      During the spring of 2004, VimpelCom began to experience a shortage of mobile telephone numbers that can be used across the Russian federation, an important feature of its mass market strategy. In order to counter this shortage, VimpelCom submitted a request to the Ministry of Communications for the right to use the 906 area code for its GSM operations and began to make early disconnections of inactive subscribers in order to provide sufficient numbering capacity for new sales. capacity. In February 2005, VimpelCom received additional numbering capacity, taking the total capacity up to 50 million numbers. This amount will cover the need for the company in the medium term.
Tax issues
      On November 26, 2004 the tax inspectorate issued an act with preliminary conclusions in respect of VimpelCom’s 2001 tax filing stating that VimpelCom owed an additional 2.5 billion rubles in taxes and 1.9 billion rubles in fines and penalties. A large portion of this amount related to the deductibility of expenses incurred by VimpelCom in connection with the agency relationship between VimpelCom and its wholly-owned subsidiary KB Impuls. VimpelCom filed its objections to the preliminary act on December 8, 2004. In its final decision, the tax inspectorate accepted VimpelCom’s objections regarding the agency relationship between VimpelCom and KB Impuls and, as a consequence, VimpelCom’s outstanding tax liability for 2001, including penalties and fines, was reduced from 4.4 billion rubles (approximately US$157 million) to 284.9 million rubles (approximately US$10.2 million).
      VimpelCom received an act with preliminary conclusions in respect of its 2002 tax filing by its tax inspectorate on December 28, 2004. Consistent with the tax inspectorate’s final decision in respect of 2001, the act did not challenge the deductibility of expenses incurred by VimpelCom in connection with the agency relationship between VimpelCom and KB Impuls. The act stated that VimpelCom owes an additional 408.5 million rubles in tax (approximately US$14.7 million) and 172.1 million rubles in fines and penalties (approximately US$6.2 million). On February 18, 2004, VimpelCom announced that it had received the tax inspectorate’s final decision, pursuant to which VimpelCom’s outstanding tax liability for 2002 was reduced to 344.9 million rubles (approximately US$ 12.4 million) and 129.1 million in penalties and fines (approximately US$ 4.7 million). Although VimpelCom does not agree with the claims of the tax authorities, the Company will pay this amount. The Company, however, is considering whether to appeal some or all aspects of the tax inspectorate’s final decision for 2002.
Other litigation
      In December 2004, two class action lawsuits were filed in the United States District Court for the Southern District of New York against VimpelCom, as nominal defendant, and the Chief Executive Officer and Chief Financial Officer. The lawsuits relate to VimpelCom’s disclosure of the 2001 tax claim described above and allege violations under Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder on behalf of all persons or entities who purchased VimpelCom’s securities between March 25, 2004 and December 7, 2004. VimpelCom has not been served with copies of the complaints and no other actions have been taken with respect to the claims.
      On February 4, 2005, VimpelCom received a default judgment issued by the Temruksky district court in the Russian region of Krasnodarsky Krai, in connection with a case brought by a minority shareholder. The district court’s judgment purports to suspend, and requires VimpelCom to amend, a provision in its charter requiring a super-majority of 80% of the members of VimpelCom’s board of directors with respect to certain matters, including acquisitions of shareholdings in other enterprises, so that resolutions on such matters may be approved by simple majority. The decision specifically refers to a potential acquisition by VimpelCom of Ukrainian mobile operator Ukrainian Radio Systems, operating under the brand name WellCom, and states that any resolution on this matter should be approved by a simple majority of the board who are present and eligible to vote on the issue. On February 10, 2005, VimpelCom filed a motion requesting that the district court’s default judgment be revoked. VimpelCom’s motion was denied by the district court on March 10, 2005. On April 12, 2005, the Cassation Court of Krasnodarsky Krai upheld the district court’s initial default judgment. Each of Telenor and VimpelCom has announced that it intends to appeal the Cassation Court’s decision. Pending the appeal, the Cassation Court’s decision will be binding on VimpelCom. Although both Telenor and VimpelCom believe that there is no basis to uphold the judgment, there can be no assurance that either Telenor or VimpelCom’s appeal will succeed. If the decision of the Cassation Court is upheld, as Telenor has only three nominees on the current nine-member board of VimpelCom, Telenor’s ability to influence decisions about important matters, including the acquisition of shareholdings in WellCom or other enterprises, may be adversely affected, particularly in situations in which the principal shareholders disagree. You should read “Item 3: Key Information — Risk Factors” for additional information on this litigation.
      On January 8, 2005, VimpelCom announced that its subsidiary KaR-Tel had received an “order to pay” issued by The Savings Deposit Insurance Fund, a Turkish state agency responsible for collecting state claims arising from bank insolvencies (the “Fund”), for an amount equal to approximately US$5.5 billion. The order, which was dated October 7, 2004 and delivered to KaR-Tel by the Bostandykski Regional Court of Almaty, does not provide any information regarding the nature of, or basis for, the asserted debt, other than to state that it is a “debt to the Treasury” and that the term for payment is May 6, 2004. On January 17, 2005, KaR-Tel delivered to the Turkish consulate in Almaty a petition to the Turkish court objecting to the propriety of the order, and a similar petition to the Ministry of Justice of the Republic of Kazakhstan for forwarding to the Ministry of Justice of the Republic of Turkey. According to news reports quoting Turkish officials, the order is connected with claims by the Turkish government against the Uzan family, which purportedly used to own shares in KaR-Tel which were subsequently seized by the Fund. Such news reports further state that the Fund is not seeking the entire $5.5 billion from KaR-Tel alone, but sent orders for the full amount to approximately 200 different companies that were once controlled by the Uzan family. VimpelCom management believes that the Fund’s claim is wholly without merit.
ONE — Austria
      We have a 17.45% interest in ONE, which is the third largest of five mobile operators in the Austrian market, as measured by number of subscribers. ONE is a joint venture between Telenor, E.ON (50.1%), Orange (17.45%) and TeleDanmark (15%).
      As of December 31, 2004, ONE had a customer base of 1.5 million subscribers and an estimated market share of 20%. Mobile penetration in Austria as of December 31, 2004 was 91%. ONE offers a full range of mobile services on both a prepaid and contract basis, including voice mail, SMS, high-speed data transmission and WAP services. ONE launched GPRS-based services on its GSM network in 2002. In November 2000, ONE acquired a UMTS license. ONE’s commercial launch of UMTS services was in December 2003.
TELENOR FIXED
      Through our Telenor Fixed business area, we are the leading provider of fixed network telecommunications services in Norway, where we provide telecom solutions on a retail basis to both the residential and business markets. Solutions offered to the retail market include:

•	analog (PSTN) and digital (ISDN) fixed line telephony services;

•	Internet access via PSTN/ ISDN and asynchronous digital subscriber lines (ADSL);

•	value-added services; and

•	leased lines.
We also provide telecom solutions to the Norwegian wholesale market, including interconnection to our networks and domestic and international transit and capacity services.
      In addition, we provide both basic and value-added fixed network telecommunication services and managed services to the business market, as well as certain wholesale services, in Sweden, the Czech Republic and Slovakia. We also own a 20.3% ownership interest in the listed Russian telecom operator Golden Telecom.
Overview and Background
Fixed Norway

•	Residential market. We provide traditional analog voice telephony services on a public switched telephone network (PSTN) and digital fixed telephony service on an integrated services digital network (ISDN). We also provide narrowband (PSTN/ ISDN) and broadband (ADSL) Internet access and services to homes across Norway. At December 31, 2004, we had approximately 1,001,000 analog subscriptions and 371,000 ISDN basic rate access subscriptions for telephony services. We also had 527,000 Internet access subscriptions in the residential market, comprising 241,000 narrowband (ISDN/ PSTN) subscribers and 286,000 broadband (ADSL) subscribers.

•	Business market. We provide our business customers, which include a number of public sector entities, with traditional analog and ISDN voice telephony services, Internet access DSL, both asymmetric (ADSL) and symmetric (SHDSL), and leased lines services. At December 31, 2004, we had approximately 181,000 analog subscriptions and 239,000 basic rate and 8,000 primary rate ISDN subscriptions for telephony services. We also had 40,000 subscriptions for Internet access via DSL in this market. In addition, we provide integrated voice and data telecommunications, access and network services to the business market in Norway. These integrated services include advanced network services, Internet Protocol (IP) based communication services, including Internet access and IP-based Virtual Private Networks, data communication services, telephone-based customer contact solutions, messaging, hosting solutions and value-added voice services.

•	Wholesale market. We provide a range of interconnection and capacity services, including leased lines, in the Norwegian market. Our interconnection and capacity services allow other network operators, Internet service providers and other service providers to connect to our network or use our infrastructure in order to facilitate their own service offerings. We also provide international operators with transit and capacity services for international voice and data traffic into or through Norway. We provide unbundled telephony access (PSTN and ISDN) and DSL access (ADSL and SHDSL), to other operators and service providers. Further, we provide local loop unbundling (LLUB) and shared access to the local loop, which enables other operators able to provide end users with broadband.

Fixed Sweden
      We provide telephony, IP-based communication services, data communication services and advanced network services to the business market, and telephony, DSL and IP-based communication services to the wholesale market in Sweden through our wholly-owned Swedish subsidiary Utfors AB.
Fixed Norway
Overview
      Measured by the percentage of traffic minutes carried over our own network, our market share of traffic in 2004 was 68% in the residential market and 72% in the business market. Traffic minutes decreased by 13% in our residential market and by 20% in our business market in 2004 compared to 2003. Overall, the total volume of traffic minutes in our network, including traffic generated by other operators on a wholesale basis, decreased by 15% in 2004 compared to 2003. The reduction in total traffic was due to migration of voice traffic from fixed telephony to mobile telephony and Internet traffic from dial-up to ADSL, on which traffic is measured in capacity rather than minutes.
      DSL provides broadband capacity, which means that data can be transmitted at much greater speeds than analog or ISDN lines over the existing installed copper line without interfering with the normal voice telephone connection. We currently provide both ADSL and SHDSL, with a capacity of up to 8,048 Kbps for data transmitted to the subscriber. As at December 31, 2004, 82% of our local access lines were able to accommodate a DSL line and 18% of our subscriptions were DSL subscribers. At December 31, 2004, we had a total of 326,000 DSL subscriptions. Our estimated market share for DSL subscriptions (residential and business) was 58% at the end of 2004. Telenor launched Voice over Internet Protocol (VoIP) in March 2005 in the residential market. This technology, which initially will only be offered to Telenor’s ADSL customers, allows customers to send voice signals via a broadband connection rather than via traditional telephony networks. We also offer VoIP in the business market. In August 2004, we acquired 100% of the shares in Tiscali AS. Tiscali is an internet service provider offering dial-up and ADSL internet access pursuant to wholesale agreements with Telenor.
      Local loop unbundled subscriptions sold to other operators at December 31, 2004 were 145,000, compared to 80,000 at December 31, 2003.
      As of December 31, 2004, our market share for PSTN/ ISDN access line channels was 83%, compared to 92% at December 31, 2003. Decreased market share was primarily due to increased competition, including competition from operators to whom we sell PSTN/ ISDN subscriptions on wholesale basis, which began in the autumn of 2003. As at December 31, 2004, we had approximately 1,799,000 subscriptions (or 2,630,000 access line channels) via PSTN/ ISDN.
      Approximately 463,000 access lines had carrier pre-selection with another carrier at December 31, 2004, compared to approximately 473,000 access lines at December 31, 2003. We provided a total of 3.1 million fixed line access channels at December 31, 2004.

      The estimated number of access lines as a percentage of the population of Norway was 69% at December 31, 2004.
Retail Markets
Residential Market
      We are the leading provider of fixed-line telecommunications services to the residential market in Norway. As of December 31, 2004, we had approximately 1,372,000 subscriptions for telephony services, comprising 1,001,000 analog subscriptions and 371,000 ISDN basic rate access subscriptions. We also had 527,000 Internet access subscriptions, comrising 241,000 narrowband subscriptions and 286,000 ADSL subscriptions.
Services
      The core services offered to the residential market in Norway are voice and facsimile services and Internet access. We currently offer each of these services on analog, ISDN and ADSL.
      Analog (PSTN). We offer basic voice, facsimile and dial-up Internet access services on our analog network via copper wire connecting our customers’ premises to our fixed network. Each analog access line provides a single telecommunications channel. Analog is the main access line for the residential market. Under the universal service obligation in our fixed telephony license, we are required to make analog services accessible at an affordable price to all households and enterprises in Norway.
      ISDN. We also offer basic voice, facsimile and dial-up Internet services via ISDN access. ISDN allows a single copper wire access line to be used for a number of purposes simultaneously, including voice, data and facsimile transmission. ISDN also provides a higher quality connection with faster transmission of signals and increases bandwidth capacity. ISDN basic rate access provides two digital channels. Customers install their own ISDN lines on a “plug & play” basis or by ordering installation.
      ADSL. In addition to offering narrowband Internet access via analog and ISDN, we also offer broadband Internet access via ADSL. ADSL uses existing copper wire networks for services that require a higher capacity in one direction than the other, e.g. video on demand. A significant advantage of ADSL is that it enable us to provide Internet access over the existing copper wire without interfering with the normal voice telephone connection. Customers install their own ADSL service using a “Do it yourself” kit or by ordering installation.
      Value-added services. We offer a broad range of value-added services on a subscription or usage basis. Our subscription-based services, for which we charge a monthly fee, include caller identification, call waiting, voice mail and remote call diversion. Our usage-based services, for which we charge a per-minute fee, include a “call back when occupied” service, three-party conference calling and an international calling card service. From September 2004, customers have been able to choose three value added services at no cost.
Fees and tariffs
      In 2004, connection fees and call tariffs were kept stable at a level which we regard as competitive. We have a strong belief in variation in tariff plans as a competitive strategy and, as a consequence, offer a variety of tariff plans, each with different subscription and traffic fees. As of December 31, 2004, we offered various discounts in connection with our Familie & Venner (Family and Friends) programs.
      Analog/ ISDN price structures consist of subscription fees and minutes-based traffic charges. Customers may choose between tariff plans with different subscription and traffic fees.
      ADSL, on the other hand, has a fixed rate regime with no limitation on volume. Price segmentation for ADSL is based primarily on bandwidth. An additional fee is charged for unbundled ADSL subscribers (e.g. subscribers who do not have PSTN/ ISDN subscriptions for voice services).

Subscriptions
      The following table shows selected subscriber data for telephony services on our analog (PSTN) and digital (ISDN) access lines and Internet access on our PSTN/ ISDN lines and ADSL.

	As of December 31,

	2002	2003	2004

	(in thousands)
Telephony
Analog (PSTN)	1,210	1,096	1,001
Digital (ISDN)(1)	500	454	371
Total Subscriptions	1,710	1,550	1,371
Internet Access
PSTN/ ISDN access (dial-up)	377	294	241
ADSL access	90	163	286
Total Subscriptions	467	457	527

(1)	Each digital (ISDN) subscription in the residential market provides two access channels.
      The decrease in the number of PSTN/ ISDN subscriptions (for both telephony and Internet access services) was due to increased competition, including competition from operators to whom we sell access lines on a wholesale basis, and a decrease in the number of subscriptions in the market as a whole. The decrease in PSTN/ ISDN Internet subscriptions is partially offset by an increase in ADSL lines due to migration.
Traffic
      The following table shows information on minutes of traffic generated by residential analog and ISDN subscribers. The migration to ADSL decreases the number of Internet traffic minutes as the use of ADSL is measured in capacity rather than minutes.

	Year ended December 31,			Increase (decrease)

	2002	2003	2004	2003/2002	2004/2003

				%	%
Traffic (millions of minutes):
National calls (excluding Internet traffic and calls to mobile phones)	5,835	5,202	4,654	(10.8)	(10.5)
Internet traffic	3,812	3,323	2,605	(13.0)	(21,6)
Calls to mobile phones	889	847	810	(4.7)	(4.4)
International	225	207	193	(8.0)	(6,8)
Other	472	520	529	10.2	1,7

Total	11,233	10,099	8,791	(10.2)	(13,0)

Market share (based on minutes):
Total residential(1)	70%	67%	68%

(1)	Average during the year.
Competition
      In the residential market, our main competitor in the area of fixed telephony and dial-up Internet access is Tele2, which offers services based on carrier pre-selection. Dial-up Internet access is also provided by several smaller Internet service providers, including Sense and Powertech. Our market share in fixed telephony and dial-up Internet has stabilized over the past two years. Competition in fixed telephony has increased as a result of unbundled telephony access on a wholesale basis, which we introduced in 2003.

Migration from dial-up to broadband access solutions impacts competition in all segments by introducing new market players and products, such as VoIP, which we expect will increase its presence in the market.
      The residential broadband access market is increasingly dominated by ADSL providers. We are currently the major ADSL provider, but significant competition is offered by the local loop unbundling (LLUB) operators NextGenTel, Catch/ Bluecom and other locally based operators, as well as from other ADSL providers, such as Tele2, who purchase access to our ADSL network on a wholesale basis. In 2004, we also faced increased competition in the broadband market from local providers owned by municipalities and utility companies. In August 2004, Telenor acquired 100% of the shares in Tiscali AS. Tiscali is an Internet service provider offering dial-up and ADSL internet access pursuant to wholesale agreements with Telenor. The Norwegian Competition Authority formally approved the acquisition in March 2005. See also “— Regulation — Competition issues — Norwegian Competition Authority”.
Business Market
      We are the leading provider of telecommunications services to the business market in Norway. Our objective is to provide our business customers with innovative communications services. Similar to our objectives in the residential market, we are seeking to develop and manage long-term customer relationships with our business customers.
Services
      Basic network services. The principal services offered to our business customers are basic network services (voice and facsimile) via analog and ISDN access lines. ISDN access lines include both basic rate access lines and primary rate access lines, the latter being more advanced lines that provide 12 to 30 access channels. As of December 31, 2004, we had approximately 427,000 telephone subscriptions in the business market, of which approximately 58% were ISDN subscriptions. We offer three levels of business discounts from the basic traffic charges, each of which are based on the volume of traffic.
      Leased Lines. We also provide analog and digital leased lines to businesses. Under the universal service obligation in our fixed telephony license, we are obligated to offer leased lines with a capacity of 64 Kbps and 2 Mbps on equal terms to all market participants. Demand for capacity has generally increased as customers are migrating from analog lines to digital lines and to higher capacity lines. The number of digital leased lines, however, has decreased as customers migrate to DSL.
      Internet access. We offer our business customers a range of solutions for Internet access, from basic connection for single users to advanced and comprehensive solutions for large companies with many users. We offer companies and organizations several different options to access the Internet. Companies using multiple users can choose among leased lines, ISDN, DSL, asynchronous transfer mode or frame relay technology to connect their local network to the Internet. Also included in the portfolio are new secure services for Wireless Local Area Networks (Wireless LAN). DSL technology, which includes both ADSL and SHDSL, enables “always-on” Internet connections by utilizing the existing telephony infrastructure without interfering with the voice connection. Our ADSL offerings are mainly positioned towards the small and medium enterprise (SME) segment and our current offerings range from 640 to 8,048 Kbps connections. The deployment of ADSL is one of our priorities in the SME segment.
      VPN. We offer Virtual Private Network (VPN) solutions through which our customers may link their company’s sites and networks together and provide support to their remote users. Based on a combination of authentication, encryption and protection of data, our VPN solutions are designed to ensure the secure transfer of data and help reduce costs for our customers’ communication infrastructure.
      Nordicom. Nordicom is our broadband network in the Nordic countries. This network:

•	includes nodes located across the country, with ATM connections (asynchronous transfer mode, i.e. high capacity broadband) in five other countries and frame relay connections worldwide;

•	enables our customers to transfer data at rates from 64 Kbps to 155 Mbps; and

•	includes our dedicated X.25 network, which consists of approximately 500 transit nodes, to which we connect our customers’ terminals.
      Value-added telephony services. In addition to advanced routing and service access, we also offer our business customers basic voice communication services, including:

•	customer contact services such as virtual call center solutions, traffic routing and toll-free numbers; and

•	interactive services such as interactive voice response, short messaging and web services.
      Messaging. We provide domestic and international messaging services based on a wide range of integrated and user-friendly e-mail communications packages. These services include our IMAP-based mailboxes for the professional market, which facilitate users’ access to e-mail, faxes, cellular phones and pagers, as well as services which enable users to receive and send e-mail messages from both central and remote locations.
      Hosting. Our business customers may outsource their own server maintenance through our hosting solutions. Our Internet hosting services range from the storage of simple web pages to advanced multimedia and e-commerce solutions.
      Managed Voice Services. Managed voice services consist of operating and/or maintaining a business customer’s telephony system. Our services are divided into three levels, each involving a different level of service.
Subscriptions
      The following table shows information regarding subscriptions in the business market for telephony services on our analog (PSTN) and digital (ISDN) access lines and channels (including courtesy lines, service lines and payphones) and Internet access via ADSL as of December 31, 2002, 2003 and 2004.

	As of December 31,

	2002	2003	2004

	(in thousands)
Telephony
Analog (PSTN)	257	212	181
Digital (ISDN)	305	278	246
Of which basic rate(1)	297	270	239
Of which primary rate(1)	8	8	8
Total Subscriptions	562	490	426
Internet Access
ADSL access	4	14	40
Total Subscriptions	4	14	40

(1)	A basic rate digital (ISDN) subscription provides two access channels and a primary rate digital (ISDN) subscription provides 12 to 30 access channels.
      The decline in the number of subscribers for voice services is due both to lower market share and a decline in fixed subscriptions for voice services in the market as a whole.

Traffic
      The following table shows information on minutes of traffic generated by analog and ISDN subscribers in the business market for each year in the three-year period ended December 31, 2004. The migration of voice traffic from fixed to mobile and decreasing market shares led to the continued decrease in traffic minutes in 2004.

	Year ended December 31,			Increase (decrease)

	2002	2003	2004	2003/2002	2004/2003

				%	%
Traffic (millions of minutes):
National calls (excluding Internet traffic and calls to mobile phones)	3,622	3,001	2,353	(17.1)	(21.6)
Internet traffic	1,481	1,296	972	(12.5)	(25.0)
Calls to mobile phones	610	595	552	(2.5)	7.2)
International	153	133	115	(13.1)	(13.5)
Other	238	261	243	9.7	(6.9)

Total	6,104	5,286	4,235	(13.4)	19.9)

Market share (based on minutes):
Total business(1)	76%	74%	72%

(1)	Average during the year.
Distribution and marketing
      We distribute our products and services to the business segment through a variety of channels. These include our key account managers and our direct sales force for our larger business customers. Our internal direct sales force is dedicated to our large corporate customer segment. In addition to our sales force, we use a number of independent agents for distributing our services to small and medium size enterprises. We have also implemented a strategic program to improve our customer relationship management capabilities in this market segment.
Competition
      The competition in the business market is most significant in the central industrial regions of Norway, where Song Networks, BKK, Priority Telecom and TDC Norge have each invested in their own network infrastructures and challenged us with competitive offerings of fixed line access, leased lines, broadband and data communication services. In the leased line and data communication markets, we are also being challenged by the local loop unbundling (LLUB) operators NextGenTel and Catch, who offer VPN solutions connecting business locations and home offices through DSL access lines. In 2004, we faced increased competition in the broadband market from focused local providers owned by municipalities and utility companies.
Wholesale Market
Domestic wholesale
      Interconnection services. In Norway, we provide interconnection services consisting of call termination, call transit and call origination, on both a carrier select and carrier pre-select basis. We are required to price our interconnection services on a cost-related basis. Our objective is to develop services to maintain our position as a leading supplier of interconnection services in the wholesale market. We offer interconnection services in 12 regional areas in Norway.
      Local loop unbundling. As required by regulation, we deliver LLUB to other telecom suppliers. Local loop access provides operators with access to our copper access network. In addition to full access to the local loop, we also offer shared access to the local loop. Through full and shared access, operators are able to provide end users with broadband.
      DSL. We have launched both asymmetric DSL (ADSL) and symmetric DSL (SHDSL) in the wholesale market. SHDSL was first launched in the wholesale market on April 1, 2004. DSL access allows Internet service providers and other service providers to provide DSL-based products and offerings without having to install any technical devices in connection with the copper pairs.
      Intelligent network services. We also provide access to intelligent network services on a wholesale basis. Intelligent network services allow service providers to offer value-added services hosted on our network. Intelligent network services allow sophisticated routing of calls depending on factors such as the time of the call and the point of origination.
      Wholesale line rental. In 2003, we began providing provide telephony access (PSTN and ISDN) on a wholesale basis to other operators and service providers, which allows them to sell subscriptions for telephony services directly to the end customer.
Access
      The following table shows information regarding the number of analog (PSTN) and digital (ISDN) access lines and channels, including courtesy lines, service lines and payphones, and ADSL and LLUB subscriptions in the wholesale market as of December 31, 2002, 2003 and 2004.

	As of December 31,

	2002	2003	2004

	(in thousands)
Analog (PSTN) lines	7	104	188
Digital (ISDN) lines:
Basic rate access lines(1)	3	57	113
Primary rate access lines(1)	—	0	1
Digital access channels(2)	6	126	250
ADSL access	15	56	91
LLUB access	42	80	145

(1)	A basic digital (ISDN) line provides two access channels and a primary digital (ISDN) line provides 12 to 30 access channels.

(2)	The number of digital access channels is calculated by adding up the number of access channels of basic rate access lines and of primary rate access lines.
Competition
      Our main competitor in the domestic wholesale market is BaneTele, the only other provider of wholesale services with national coverage. In addition, TDC’s recent acquisition of Song Networks makes the combined TDC Norway/ Song Networks a significant alternative provider of wholesale capacity services in southern parts of Norway. In the wholesale market for DSL, we face competition from NextGenTel, Catch, and TDC/ Song Networks, which provides DSL to end users on the basis of LLUB.
      In addition, we face competition from a number of focused local or niche providers specializing in smaller segments of both the residential and business markets, including local broadband initiatives supported or owned by municipalities and local utility companies. In the residential market we also face competition from cable networks.
International wholesale
      Through Telenor Global Services, we provide a broad range of services in the international wholesale market, including broadband capacity and worldwide traffic. Our objective is to be the leading supplier of voice and capacity services to and from Norway, and to be a successful niche player in the wholesale traffic market in Europe.
      International direct dialing. We offer inbound call termination for international traffic terminating in our network for which we receive payments from other carriers under a system of settlement arrangements, and purchase termination services from foreign carriers for outbound international traffic originating in our networks. We also provide wholesale services for traffic that is transmitted through our network, as hubbing traffic sold in the carrier-to-carrier market. Our wholesale voice traffic services utilize state-of-the-art traffic management systems.
      Roaming. Telenor Global Services offers complete international roaming solutions which integrate IP connectivity with traditional voice services. Our roaming GSM service is global, with more than 220 international roaming partners connected through a single access line. The GPRS Roaming Exchange (GRX) connects mobile networks via a high-security and cost-efficient IP network. We are a registered GRX provider in the GSM Association.
      Leased capacity services. We offer leased capacity services, which provide fixed and dedicated connections. Leased lines are available in both analog and digital interfaces and with different capacities. We deliver these services within Scandinavia through our own telecoms network and deliver dedicated point-to-point connections between Scandinavia and most other countries in the world in cooperation with reputable operators. These services are well suited to users that generate a higher volume of traffic between fixed locations, for instance, connections between different local area networks (LANs) or private branch exchanges (PBXs). Leased lines are also a basic element in the production of other services, such as mobile phone and point of sale terminals.
Network Operations
Domestic infrastructure
      Our domestic network is one of the most technologically advanced fixed line networks in the world. In addition to supporting our residential, business and wholesale service offerings, we also use the network to provides services to our other business areas.
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
      We have a national ring topology backbone network using synchronous digital hierarchy (SDH) equipment on fiber optic cables. SDH provides faster and less expensive network interconnection than traditional PDH technology. PDH is the conventional multiplexing technology for network transmission systems. For the regional backbone network we have a similar structure based on SDH technology.
      Our entire national backbone network is based on optical dense wavelength division multiplexing. Dense wavelength division multiplexing is a transmission technology in which up to 200 optical channels are transmitted through the same fiber. We use systems based on this technology with 8, 16 and 32 optical channels at 2.5 Gbps (billion bits per second). The new dense wavelength division multiplexing systems are prepared for 10 Gbps. The national core network is designed to be the carrier for any transmission technology used on a higher layer. This may include synchronous digital hierarchy, asynchronous transfer mode (ATM) or IP technology.
      Our regional network layer comprises more than 300 installed connection or switching points in 145 rings distributed on 71 ring structures. The implementation of ring topology in the regional network has improved the quality of service of the network.
      Access network. Our local access network connects nearly 4,000 digital telephony switches and concentrators to virtually all homes and businesses in Norway. The network currently includes approximately 5.8 million kilometers of installed twisted pair copper wire. At December 31, 2004, the access network connected approximately 1,371,000 analog telephone lines, 724,000 ISDN basic rate and 8,400 ISDN primary rate access lines, 55,000 leased lines, 145,000 LLUB lines and 417,000 ADSL lines.
      Subscribers are connected to our network through approximately 50 combined tandem and subscriber exchanges, 150 subscriber exchanges and 3,500 concentrators.
      In larger cities in Norway, we also provide optical fiber connections directly to larger businesses, universities and municipal locations. In total, we provide optical fiber connections to more than 2,300 locations.
      We have been expanding our ADSL network since 2002. In 2003, we invested a total of NOK 1,388 million in our networks, of which NOK 265 million was invested in ADSL. In 2004, NOK 1,235 million was invested in our networks, of which NOK 301 million was invested in ADSL.
International infrastructure
      International wholesale network. We offer an international wholesale network in the Nordic region between Oslo, Stockholm and Copenhagen. Our network capacity is one wavelength and is upgradeable.
      Our international switch in Oslo is connected to seven points of presence (PoPs), in Amsterdam, New York, London, Stockholm, Copenhagen, Paris and Frankfurt. These PoPs represent points of international interconnection with our customers and suppliers.
      Transatlantic submarine cable. We hold a 3.5% interest in the TAT-14 transatlantic submarine cable. The TAT-14 cable provides connection between five cable stations in Europe and two in North America. Service was launched on July 3, 2001, enabling us to provide capacity, including backhaul, between New York and major cities in Europe. In 2004, the capacity market continued to be unstable and uncertain.
Fixed Sweden
      In 2004, Fixed Sweden provided telephony, data communication services, broadband and advanced network services to the business market, and telephony, DSL and IP-based communication services to the wholesale market in Sweden.
      We provide our business and wholesale customers in Sweden with access to our Nordic data communications network. We believe that the Swedish business market, in particular, provides significant growth opportunities due to the size and the growth rate of the market, the fact that we have a first class national data communications network, including last mile (customer access), and the fact that Swedish business customers prefer single vendor relationships and outsourcing. Telenor is currently Sweden’s second largest provider of business data communication services, as well as the second largest wholesale provider of fixed network services, after TeliaSonera.
      We also provide voice and DSL services on a wholesale basis to service providers which market these products to the residential retail market. Glocalnet, which is the third largest service provider within the fixed residential segment after TeliaSonera and Tele 2, is by far the largest of our wholesale customers. Telenor holds a 37.2% share in Glocalnet as a result of divesting the residential costumer base of Telenordia Privat in 2002.
      In December 2003, after acquiring slightly more than 90% of the shares in Utfors, through which we provide IP-based communications services to the wholesale market, we initiated a compulsory acquisition procedure in accordance with Swedish law for the remaining outstanding shares of Utfors. Following the expiration of the tender period under the cash offer at the end of December 2004, we held an ownership interest of 100% in Utfors.

Fixed International Other
      We also provide DSL, Internet access and data communication services in the SME market and DSL, local multipoint distribution systems (LMDS) and IP capacity in the wholesale market in the Czech Republic and Slovakia.
TELENOR BROADCAST
Overview
      During 2004, our Telenor Broadcast business area comprised our activities in broadcasting services to consumers and enterprises in the Nordic region. We are the leading provider of television services to consumers in the Nordic region. We operate the national terrestrial broadcast network in Norway and are the leading provider of satellite broadcasting services in the Nordic region, utilizing three geostationary satellites. Our main objective is to further strengthen our position in the Nordic region.
      In 2004, the Telenor Broadcast business area comprised the following business lines:
      Distribution. We are the largest provider of television services to consumers in the Nordic region. We offer basic tier and premium pay-TV services throughout the Nordic region to subscribers with Direct To Home (DTH) satellite dishes and households in small antenna TV networks (SMATV). In Norway and Sweden, we also offer basic tier TV services, pay-TV and Internet services to cable TV subscribers. In Finland, we offer premium pay-TV services to subscribers with digital terrestrial television (DTT). In total, we provide broadcasting services and TV distribution services to approximately 2.9 million households and businesses in the Nordic region.
      Transmission. We provide transmission services for broadcasters through our subsidiaries Satellite Broadcasting and Norkring. Satellite Broadcasting owns and operates satellite transmission capacity on the satellite position 1-degree west. Norkring owns and operates the Norwegian analog and digital terrestrial radio transmission system and the analog television transmission system.
      Other. Other consists of Conax, which offers conditional access systems, the corporate support functions of Broadcast, and related interests.
Distribution
      Our wholly-owned subsidiary Canal Digital is the leading TV content distributor in the Nordic region, distributing a wide range of national and international TV channels to households that rely on DTH, cable, SMATV or DTT for their reception of television services.
      Canal Digital has exclusive Nordic distribution rights on DTH to Canal+’s premium film and sport channels, which include English Premier League football, Italian Serie A football and local premier football leagues, as well as North American leagues such as the NHL and NBA. The EU competition authority approved the exclusive distribution arrangements between Canal Digital and Canal+ in January 2004.
      As of December 31, 2004, we had approximately 2.9 million subscribers to our different television services, consisting of 824,000 pay-TV subscribers and 253,000 basic tier households on DTH, 624,000 cable TV subscribers, and 1,212,000 households in SMATV networks. In April 2004, we started a pay-TV operation in the Finnish DTT network. As of December 31, 2004, we had 12,000 DTT pay-TV subscribers in Finland.
      In 2004, our distribution area generated external revenues of NOK 4.3 billion. We derived 47% of our distribution revenues from our operations in Norway in 2004, and 53% from our consolidated subsidiaries elsewhere in the Nordic region.

      The table below shows our subscriber base per country as of December 31, 2004.

	Norway	Sweden	Denmark	Finland	Total

Subscribers Broadcast
DTH pay-TV subscribers	308,000	349,000	124,000	43,000	824,000
DTH basic tier households	141,000	62,000	47,000	3,000	253,000
Cable TV subscribers	399,000	225,000	—	—	624,000
SMATV households	178,000	300,000	660,000	74,000	1,212,000
DTT pay-TV subscribers	—	—	—	12,000	12,000
Broadcasting	1,026,000	936,000	831,000	132,000	2,925,000
DTH
      We distribute Premium pay-TV services to more than 824,000 digital subscribers and basic tier services to an additional 253,000 households in the Nordic region. Basic tier households receive local television channels through their DTH equipment, while the Premium pay-TV subscribers subscribe to at least one pay-TV package from Canal Digital. We distribute more than 70 Nordic and international TV channels, and offer both basic tier and extended services, including interactive services and Pay-Per-View services, to DTH subscribers.
      The following table shows key subscriber data for our DTH operations over the past three years:

	Year ended December 31,

	2002	2003	2004

Subscribers at period end
DTH pay-TV subscribers	701,000	763,000	824,000

DTH basic tier households	240,000	241,000	253,000

Total subscribers	941,000	1,004,000	1,077,000

      We believe that the growth in the number of subscribers over the past few years is primarily due to the success of our high-quality program packages that combine international content and local language programming, aggressive marketing and high quality customer service.
Cable TV
      We operate a cable-TV network that served 624,000 subscribers as of December 31, 2004, of which 399,000 subscribers were located in Norway and 225,000 in Sweden.
      In Norway, we market an analog basic tier package comprising 17-24 channels to individual households, landlords and housing associations. In addition, we sell digital pay-TV packages to subscribers with a decoder and cable TV Internet access subscriptions to households connected to our upgraded network. We market our cable television services through our own sales organization, which includes regional offices and sales representatives throughout Norway.
      In Sweden, we market the same services as in Norway, but with some differences in programming to meet Swedish market demands.
      The following table sets forth details of our cable operations for the years indicated.

	Year ended December 31,

	2002	2003	2004

Subscribers at period end
Basic tier	571,000	604,000	624,000
Of which digital pay-TV	33,000	35,000	51,000
Of which cable TV Internet subscribers	21,000	31,000	44,000

SMATV/Small Antenna Networks
      We are the leading reseller of analog and digital television channels and television services to privately owned SMATV networks, such as housing associations and antenna unions, in the Nordic region. We also provide technical services relating to small antenna networks and market pay-TV services to individual households in these networks.
      The following table sets forth operating information for our small antenna networks TV operations.

	Year ended December 31,

	2002	2003	2004

Subscribers at period end
SMATV households	1,133,000	1,098,000	1,212,000
DTT
      In the first half of 2004, we started a DTT pay-TV operation in Finland, marketing pay-TV packages to households with DTT reception equipment. As of December 31, 2004, we had approximately 12,000 subscribers to this service.
Competition
      With regard to DTH, we compete, throughout the Nordic region, with Viasat, a subsidiary of the Swedish media conglomerate Modern Times Group. Providers of DTT services mark a new type of competitor for this business line, with Boxer in Sweden emerging as the most important competitor in this territory. Boxer follows a low-price strategy in the Swedish market and competes in the low pay range of the market We compete in the Nordic market for DTH primarily on the basis of quality and quantity of content, and the quality of customer service and operations.
      Within cable television, our primary competitor in Norway is UPC Norway, a subsidiary of UGC Europe. In Sweden, our primary competitors are Comhem, owned by EQT Partners, UPC Sweden, a subsidiary of UGC Europe, and Kabelvision, a subsidiary of Tele2. We compete in the market for cable television on the basis of technical reliability and our ability to offer other access services, such as cable TV Internet access, and to tailor our content portfolio to the preferences of the majority of the households in the area.
      Within the Nordic market for wholesale services to SMATV networks, our primary competitor is Viasat. In the Danish market, we face additional competition from TDC’s subsidiary OnCable and TeliaSonera’s subsidiary Stofa. We compete in the market for households in small antenna TV networks on the basis of price, breadth of content portfolio and value-added services, such as technical support and advice.
      Canal Digital is the sole provider of premium content for households with DTT in Finland.
Transmission
      Through Satellite Broadcasting, we are the leading provider of television transmission services via satellite in the Nordic region. Through Norkring, we are the sole provider of analog and digital terrestrial radio and television transmission in Norway.
Satellite Broadcasting
      Through Satellite Broadcasting, we are the largest provider of commercial satellite services for the transmission of television and radio programs and multimedia services to cable and home satellite dish television operators and other distributors in the Nordic region. Satellite Broadcasting is also the provider of satellite capacity, teleport services and IP broadband services to value added resellers and business customers in Europe and the Middle East.

      We provide our satellite transmission services through a fleet of three geostationary satellites: the Thor II and III satellites and the Intelsat 10-02, in which we acquired a share representing 11 transponders in September 2004 for a purchase price of USD 87.75 million. Prior to September 2004, we leased capacity on Intelsat 707. Replacing leased capacity on Intelsat 707 with an ownership interest in Intelsat 10-02 has enabled us to reduce production costs. Transponders are the main devices that satellites use to receive and transmit signals. The three satellites are located in orbit approximately 36,000 kilometers above the equator at approximately 1 degree west. 1 degree west is an advantageous position for transmitting signals to the Nordic region and we estimate that over 90% of the households satellite antennas in the Nordic region can receive transmission from our satellites. We provide our teleport services through a number of teleports in Europe: Nittedal (Norway), London, Sofia, Stockholm, Copenhagen and Helsinki.
      Along with Satellitaktiebolaget (NSAB), we are currently one of two satellite transmitters of digital signals to home satellite dish receivers and cable TV companies in the Nordic region. Using digital transmission, each transponder can transmit six to eight channels simultaneously, while a transponder used for analog transmission can only transmit one channel.

	Year ended December 31,

	2002	2003	2004

Transponders at period end
Used for digital transmission	27	32	33
Used for analog transmission	7	6	3
Spare capacity	9	5	4
Total number of transponders	43	43	40
      As at December 31, 2004, we transmitted 128 TV channels (three analog) and 83 radio channels.
Terrestrial broadcasting
      Norkring owns and operates analog and digital terrestrial radio and television transmission systems in Norway.
      Norkring provides its analog services to two national television broadcasters, the national broadcaster NRK and the commercial channel TV2, several national radio broadcasters, and a number of local television and radio stations. Norkring’s analog network consists of approximately 2,700 large and small transmitting stations in Norway and covers more than 99% of the Norwegian population. Norkring also provides digital audio broadcasting (DAB) and limited DTT transmission services. Norkring’s DAB network currently covers 70% of Norwegian households and all main roads in Norway.
      In February 2004, the Norwegian Parliament approved the development of a DTT network in Norway and decided that it would shut down the analog terrestrial network in 2009 subject to satisfaction of certain conditions. Norge televisjon (ntv), which is a joint venture between the two major Norwegian broadcasters (NRK and TV2), is currently the only applicant for the concession to develop and manage the DTT network in Norway. Norkring has developed a DTT transmission system on a test basis in limited areas, and is a possible contractor for the construction and technical operation of a DTT network throughout Norway.
Competition
      Our principal competitor in satellite broadcasting is NSAB, but we also face competition from INTELSAT, EUTELSAT and SES Global. NSAB is owned by the Swedish Space Corporation (50%) and SES Global (50%) and operates three satellites. SES is based in Luxembourg and operates ASTRA, the largest satellite system for home satellite dish transmission in Europe.

Other
Conditional access systems
      We believe that conditional access systems are essential for creating good business models for content irrespective of terminal or access method. Access control via Smart Card is most widely used in the Pay-TV area. Through Conax, we provide conditional access services for a variety of network types, including broadcasting networks and Internet/intranet networks. Our services enable video broadcasters and content providers to encrypt their digital services so that programming may only be viewed by authorized subscribers, i.e. viewers who pay a subscription.
      As of December 31, 2004, Conax had sales and support staff in India, Singapore, China, Brazil and Germany, and customers in more than 40 countries.
Related interests
      We currently own 44.8% of the shares in APR Media Holding AS, which holds 100% of the shares in A-pressen, one of the three largest private media corporations in Norway. A-pressen is the majority owner of 46 local and regional newspapers and a number of other related interests, including printing plants, newspapers, websites and local television channels. A-pressen also took an early position within the Russian media and printing facilities. A-pressen owns a 33% interest in the Norwegian television channel TV2.
      We also have a 33% ownership interest in Otrum ASA, which is a leading supplier of hotel TV solutions in Norway.
Corporate functions
      Corporate functions of Broadcast include IT and administrative support functions.
EDB BUSINESS PARTNER ASA
Overview
      Our 51.8%-owned subsidiary EDB Business Partner ASA is a leading Norwegian information technology company providing software solutions, software services and computer operations. EDB Business Partner’s customers are principally large and medium-sized companies and organizations, with a special focus on companies and organizations in banking and finance, telecommunications and the public sector. Although its primary market is Norway, EDB Business Partner also has significant operations in Sweden and the United States and is present in the United Kingdom, Spain and Switzerland. EDB Business Partner’s shares are listed on the Oslo Stock Exchange.
      EDB Business Partner was created by the merger of our software and IT business with EDB, a publicly traded company, in May 1999.
Strategy and recent developments
      EDB Business Partner’s strategy is:

•	to be a leading expertise-based IT business, focusing on application development, management and operations, and infrastructure and network operations; and

•	to take advantage of the increasing trend on the part of large and medium-sized businesses to out-source their IT functions as well as other opportunities arising from current IT trends, such as the growth of Internet applications, application service provisioning, e-commerce, Internet banking, mobile telephony/wireless application protocol and business critical applications.
      On June 23, 2004, EDB Business Partner and DnB NOR entered into an agreement to extend and expand their commercial and strategic collaboration. EDB Business Partner will provide DnB NOR, which is

Norway’s largest financial services group, with distributed services for operations and payments processing as well as services for applications development and administration. This agreement, which extends to July 1, 2010, represents estimated business volume of approximately NOK 4.75 billion.
      On October 21, 2004, EDB Business Partner and Telenor chose IBM as its partner for our forthcoming technology consolidation. In connection with this partnership, we have at the same time entered into agreements to concentrate a larger proportion of our technology purchasing from IBM. EDB Business Partner and Telenor have entered an agreement to buy hardware, software and services from IBM totalling NOK 1.7 billion and NOK 300 million respectively over the next five years. These agreements are expected to create considerable cost savings for both EDB and Telenor. They are also expected to ensure that EDB will have access to the best and most efficient technology that IBM can offer, including resources for research and development. This will reinforce EDB’s capability to develop new, more efficient and competitive solutions for the Nordic market.
      Concurrent to this agreement, EDB Business Partner entered into an agreement to take over IBM’s activities in the area of IT operations and application services for Norwegian customers in the local government, distribution and industry sectors for a total price of NOK 473 million. This business includes services for approximately 300 municipalities and major public registries and 45 of IBM’s customers in the distribution and industry sectors. This business has 230 employees.
      On November 23, 2004, EDB Business Partner and Capgemini entered into an agreement for EDB Business Partner to take over Capgemini’s Infrastructure Management operations in Sweden and Norway for NOK 191 million. The agreement provides for EDB Business Partner to take over infrastructure management activities for approximately 140 customers, principally in transportation, shipping and industry. Under the terms of the agreement, approximately 310 Capgemini employees were transferred to EDB Business Partner, of which approximately 220 are based in Sweden and approximately 90 in Norway. In addition, the two companies initiated an increased but non-exclusive collaboration on outsourcing to target larger customers in Sweden and Norway.
Business Areas and Services
      EDB Business Partner has the following three business areas: IT Operations, Bank and Finance and Telecom.
IT Operations
      EDB Business Partner is one of the largest suppliers of IT operating services in the Nordic region. This business area, which comprises operations in both Norway and Sweden:

•	provides both the centralized and remote operation of computer systems, application service provisioning (ASP), data communications and services related to backup, security and publishing; and

•	serves customers in all industries and sectors.
      EDB IT Operations operates the largest computer center in Norway and provides computer operating services for large and medium-sized companies in both the private and public sector. EDB IT Operations provides operation and monitoring services for both centralized computer systems and decentralized local area network servers.
Bank and Finance
      Through its wholly-owned subsidiary EDB Bank and Finans AS, EDB Business Partner is a leading full service application, IT operating systems and consultancy provider to the banking and finance sector in Norway. The Bank and Finance business area includes the Swedish company Infovention AB, which provides corresponding services to the Swedish market.

Telecom
      The Telecom business area, which operates in Europe through EDB Telesciences AS and in the United States through Telesciences Inc., sells software application solutions and consultancy services to the telecommunications sector. In particular, Telecom focuses on mediation products, such as data interfaces between network switches and business support systems, and Network Inventory Management Systems.
      EDB Telesciences is a leading European software supplier specializing in the development of operational support systems for the telecommunications industry, flexible and advanced software systems, systems integration, implementation support and consultancy services. System Integration was sold in 2004.
      In 2004, Telenor was EDB Telesciences’ principal customer and accounted for a majority of its revenues.
Competition
      The market in which EDB Business Partner operates is highly competitive and is characterized by the need for a high level of expertise and experience, as well as extensive capital investment. It is of critical importance that EDB Business Partner’s software products are seen to be secure and reliable as well as competitive in terms of system design, functionality, performance, interface, user friendliness and a high degree of standardization. It is also important that its products meet market requirements, as they develop and change from time to time, for interaction with industry standard software and hardware.
SATELLITE SERVICES
Overview
      In June 2004, the activities of our wholly-owned subsidiary Telenor Satellite Networks were merged into Telenor Satellite Services. The mobile communication services part of Telenor Satellite Services is named Mobile Satellite Services (MSS), while the fixed services part, which previously reported as Satellite Networks, is named Corporate Networks (CN) and Taide.
Mobile Satellite Services (MSS)
Overview
      Through MSS, we provide a full range of services and products for satellite-based telephony and data communications to and from mobile units all over the world. These services and providers are available to users of mobile units at sea, on land, or in airplanes. Our maritime customers include commercial and naval vessels and oil installations. We are one of the world’s largest providers of mobile satellite-based communications services to maritime users. Our in flight customers consist primarily of airline passengers and cockpit crew.
      We provide our mobile satellite services through three land earth stations (LESs). We own the Eik LES in Norway and, after the acquisition of COMSAT Mobile Communications (CMC) described below, the Southbury and Santa Paula LESs in the United States.
      Our overall objective is to maintain and expand our leading position within satellite-based mobile communications. In the period 2001 — 2004, we completed four important acquisitions in order to achieve this objective:

•	In March 2001, we acquired SAIT Communication S.A. from SAIT-STENTO for approximately NOK 190 million. The company, which was renamed Marlink SA after the acquisition, is one of the leading companies in the market for retail sales of Inmarsat-based satellite communication services. Although Marlink provides services to customers on land and in flight, the majority of Marlink’s customers are in the maritime market.

•	In January 2002, we completed the acquisition of COMSAT Mobile Communications (CMC) from Lockheed Martin Global Telecommunications. Following the acquisition, we organized CMC’s assets and operations, including the Southbury and Santa Paula LESs, in the newly established company Telenor Satellite Services, Inc. (TSSI). The acquisition strengthened our position as a major satellite mobile operator with global coverage and made us one of the largest Inmarsat operators in the world. As a result of this acquisition, we can provide coverage in all four Inmarsat satellite regions and offer a truly global and seamless satellite mobile communication service. The acquisition has improved our operational efficiency and further expanded our already wide range of services.

•	In August 2004, we acquired GMPCS Personal Communications Inc. The company, which is a full service provider of global mobile personal communications via satellite, is well positioned as a retailer of equipment, accessories and value-added solutions, with a particularly strong position in the land mobile market.

•	In December 2004, we acquired the Norwegian retail company Neratek AS. Neratek is well positioned in the Norwegian market for maritime solutions. The acquisition of Neratek (which has been incorporated into Marlink) strengthens our position in the retail market for satellite communications and enables us to offer customers a broader range of services and equipment.

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
      Up until December 31, 2003, we were the largest individual shareholder in Inmarsat, the international mobile satellite company. Inmarsat was the first global mobile satellite communications operator and is currently the leading provider of global mobile satellite communication services. In December 2003, the shareholders of Inmarsat, including us, accepted an offer by Grapeclose Limited (a company controlled by Apax Partners and Permira) to purchase all of the issued share capital of Inmarsat for a total consideration of approximately USD 1.5 billion. Under the offer, shareholders were able to elect to receive a portion of the consideration in cash, and the balance in the form of equity in Inmarsat’s new holding company. Due to the strategic value of our ownership in Inmarsat relative to our other assets in the mobile satellite sector, we chose to maintain equity ownership of approximately 15% in the new holding company. In addition, we received a cash payment of approximately USD 122 million on December 31, 2003, and an additional USD 58 million in two installments in 2004.
Services
      In addition to a full range of analog and digital mobile telephony and data services via satellite, we offer traffic accounting services, terminal activation services and lease services.
Mobile telephony and data services
      Through Marlink, which operates much of MSS’ retail activities, we offer a full range of analog and digital mobile telephony and data services, including voice and fax services, data transmission services, and Internet and email access, to customers at sea, on land and in flight. We offer our services via the Inmarsat satellite system and, to a lesser extent, the Iridium and Intelsat satellite systems as well.
      In November 1999, we were the first land earth station operator (LESO) to receive certification from Inmarsat to commence commercial operation of Inmarsat’s then newest satellite service Global Area Network (GAN). GAN services, together with an easy-to-operate GAN mobile satellite terminal, provide the user with a high degree of flexibility and accessibility at all times. GAN services provide high quality voice and fax transmission, as well as data transmission at speeds up to 64 Kbps for data (which is comparable to a fixed network ISDN line). In addition, in 2001 we were the first LESO to receive commercial authorization from Inmarsat to offer the Mobile Packed Data Service (MPDS) extension, which users of GAN services can use for data applications such as Internet access and email. Since commercial launch in 1999, the overall market for GAN services has increased significantly. In 2004, our market share was approximately 35%.

      In addition to being the first LESO to offer GAN services and the MPDS extension, we were also the first LESO to be approved by Inmarsat for commercial operation of FLEET, Inmarsat’s next generation of maritime communication services. We commercially launched FLEET in 2002.
      Our value-added services include multi-user mail systems and administrative tools for the management of maritime operations and satellite communications accounts.
Traffic accounting services
      Marlink, which provides a full range of traffic accounting services, currently has the authority to operate as the billing authority for Inmarat LESOs in 76 countries.
Terminal activation services
      Before a terminal can be used in the Inmarsat system, it must first be activated for service. In its capacity as a provider of Point of Service Activation (PSA) services, Marlink has been authorized by Inmarsat to activate terminals in the Inmarsat system in 114 countries worldwide. No other provider of PSA services in the Inmarsat system covers a similar number of nations. In addition, Marlink has also been accredited to renew radio licenses in four countries: Hong Kong, Liberia, Marshall Islands and Panama. Marlink has offices in 9 countries and several states in the US.
Leased lines
      We offer heavy users of mobile satellite-based communications services dedicated leased lines which enable our customers operating multiple mobile units to lease exclusive channels. Our customers are primarily maritime users. Leased capacity is available through either our Inmarsat space segment or our own total communication solution Sealink, which is a permanent satellite leased line for data transmissions that establishes customized communications solutions between a fleet of mobile sites and one or more land-based sites. At the end of 2004, we operated high capacity Sealink installations on board approximately 300 deep-ocean going vessels in global operations.
Competition
      Our primary competitors in this market are Xantic, Stratos, France Telecom, KDDI and SingTel. Along with Telenor, which handled approximately 23% of worldwide traffic over Inmarsat in 2004, Xantic, Stratos and France Telecom are the four largest operators, accounting for approximately 85% of Inmarsat traffic in 2004. We also compete with a number of smaller players operating their own land earth stations. Strong competition in the markets has reduced margins and we expect this pressure to continue. In the light end of the market (the voice only market), Inmarsat is facing increased competition from other mobile satellite systems, such as Iridium, Globalstar and Thuraya. We, as a consequence, are facing increased competition from providers who primarily offer mobile satellite services on systems other than Inmarsat. Inmarsat continues to have a very strong position in the data market.
      In the Inmarsat satellite system, a customer can select to place a call through any land earth station that serves the respective area. As a result, operators offering services in the Inmarsat system compete mainly on the basis of pricing, value-added services, global coverage and brand name.
Corporate Networks (CN) and Taide
      Through Corporate Networks (CN) and Taide, we provide fixed satellite-based communications networks and services to a wide variety of governmental, intergovernmental and commercial organizations utilizing Very Small Aperture Terminal (VSAT) technology. VSATs are small, direct to business satellite earth stations and the most common satellite technology in use today. Our services range in complexity from the provision of point to point data links to complex satellite networks providing access to a full suite of telecommunications services including voice, data, Internet and video-conferencing services. We act as a network operator and integrator, aggregating all levels of the value chain to deliver a complete network service solution for the customer. This includes network design, implementation, operation, maintenance and the provision of satellite and terrestrial communications capacity.
      As a single supplier of services on a global scale, our satellite services are particularly attractive to customers with communication needs that span a number of countries. Our services are also attractive to customers operating in markets lacking competitive terrestrial infrastructure.
      We serve the following niche market segments:

•	international communication solutions for governmental, intergovernmental and large corporate organizations; and

•	satellite-based services, including Internet access, Voice over IP (VOIP) and gateway services, to Internet service providers and telecom operators who are operating in markets lacking competitive terrestrial infrastructure.
      We operate through subsidiaries in several European countries. The main network operating centers for each of our satellite networks are located at the Nittedal earth station, just north of Oslo in Norway. The VSAT terminals and additional equipment are supplied from selected major suppliers. We have access to necessary satellite capacity from Intelsat, Inmarsat, Eutelsat and other major satellite operators.
      Revenue from our Corporate Networks operations is generated principally on the basis of long-term contracts with our customers.
TELESERVICE AS
      Our subsidiary Teleservice AS is responsible for our Directory Enquiries products, which are supplied to consumers in Norway both electronically and manually. Up until September 1, 2004, Teleservice AS was also responsible for Call Center services. Teleservice AS aims to simplify and rationalize the customer’s working day by making information and communication services easily accessible to users.
      Effective January 1, 2004, we transferred MeetAt, which provides our telephone and data conference services, from Teleservice to Telenor Fixed. In September 2004, we transferred ownership of the three Call Center companies, Eurocom AS, Kalix AB and Scancall AS, from Teleservice AS to Teleservice Holding AS and, in December 2004, the companies were subsequently sold to external parties. Effective October 1, 2004, Teleservice AS was sold to Telenor Venture IV AS. In December 2004, Telenor Venture sold a 15% stake in Teleservice AS to an external investor.
SOFTWARE SERVICES
      In June 2004, Software Services transferred the license agreement between itself and Computer Associates (CA) to EDB Business Partner. Through EDB Business Partner, we will continue to provide services under the agreement to customers in the Telenor Group. Contracts with external customers were sold to an Icelandic IT-company, Kerfi. In September 2004, all operations in Software Services were discontinued.
NEXTRA INTERNATIONAL
      Up until 2003, Nextra International, which was a part of Telenor Business Solutions, offered IP-based communications services in the United Kingdom, as well as the Czech Republic, Slovakia, Hungary, Austria and Italy. After the sale of Telenor Business Solutions UK to 2escape2 in July 2003, Nextra International’s operational activities were phased out. Nextra’s operations in Hungary, Austria and Italy were sold in 2003 and, in the first quarter of 2004, operations in the Czech Republic and Slovakia were transferred to Telenor Fixed.
      Remaining activities in Nextra International are focused on maximizing the collection of deferred purchase price payments and minimizing the exposure based on representations and warranties and indemnities.

RESEARCH AND DEVELOPMENT
      Telenor has Research and Development (R&D) capabilities focusing on new technology and applications in the information and communication technologies field. R&D activities are coordinated with each of our business areas with the aim of supporting present business and new business under development. We had approximately 200 employees in our R&D activities at the end of 2004. In addition, extensive cooperation with leading research establishments at home and abroad ensures that we have access to certain results and findings of other institutions and companies. In 2004, R&D participated in 25 international projects, mainly under the direction of the EU and EURESCOM, in addition to substantial participation within various standardization bodies.
      Our R&D activities are primarily directed towards future mobile systems but also address other issues. R&D contributes new concepts and product ideas to our business activities. Testing and demonstrating new services form an essential part of this activity.
      New technologies, services or regulatory developments may bring about radical changes to how the field of information and communication technology is traditionally organized. Based on the awareness of new trends and ahead of market changes, R&D analyzes so-called disruptive technologies and alternative business models to determine how we should address new challenges.
REGULATION
Regulatory Environment
Norway
      Since the early 1980s, the Norwegian telecommunications markets have gradually been opened up to competition. By January 1, 1998, the Norwegian market was fully liberalized and Telenor’s remaining monopoly was abolished. Although Norway is not a member of the European Union (EU), Norway is required, as a member of the European Economic Area (EEA), to adhere to the EU’s regulatory framework (to the extent that the EU directives are adopted by the EEA pursuant to the EEA Agreement). The EEA Agreement is the constitutive agreement of the EEA entered into between the EU, on the one hand, and the member states of the European Free Trade Association (EFTA), except Switzerland, on the other hand. Among other matters, the EEA Agreement provides the framework for the implementation of EU legislation in the EEA. In practice, Norwegian policymakers and regulators follow the EU telecommunications framework. As a result of the EEA Agreement, Norwegian legislation has to be in line with the European Union regulation.
      The telecommunications sector in Norway is regulated through both sector-specific and general laws and regulations, including the Norwegian Electronic Communications Act of July 25, 2003 (which replaced the former Telecommunications Act of 1995), or ECA, the secondary legislation under this act and the EU directives implemented in accordance with the EEA Agreement. Norwegian and EU/ EEA competition laws also apply to our telecommunications activities and our other core activities in Norway. In addition, various other laws, such as intellectual property rights legislation, the Norwegian Personal Data Act and other consumer protection laws, govern our core activities. The Norwegian Broadcasting Act of December 4, 1992 (Broadcasting Act) and secondary legislation under this act are applicable to our cable television and terrestrial broadcasting network activities.
      International obligations, such as the General Agreement on Trade in Services (GATS) (including the Agreement on Basic Telecommunications) and the International Telecommunications Union (ITU) regulations, are also relevant to the Norwegian regulatory environment.
Regulatory framework and authorities
      The telecommunications sector in Norway is regulated by the ECA and the secondary legislation under this act, which provide general rules and principles for all electronic communications activities, including our public networks and public telecommunications services, terminal equipment and frequencies. Under the transition rules of the ECA, we are still considered to have significant market power (SMP) in the markets for voice telephony (both fixed and mobile), transmission capacity and interconnection (both our fixed and mobile operations) and, therefore, are required to comply with the specific regulatory provisions applicable to operators with SMP. However, the regulatory framework currently applicable to us may change as a result of the market analysis to be undertaken by the Norwegian Post and Telecommunications Authority (PT) under the ECA. The PT currently expects to complete its market analysis in 2005. For further information on the regulatory provisions applicable to SMP operators, you should read “Regulatory developments” and “— Regulatory Issues and Licensing (Norway)”.
      The ECA, however, has replaced the previous regime for service licenses, maintaining a licensing regime only for the use of scarce resources, such as numbers and frequencies. The government addresses universal service obligations (USO) and special service obligations (SSO) by designating certain operators as USO providers and by entering into purchasing agreements with preferred service providers. On September 1, 2004, the Norwegian Ministry of Transport and Communications (the Ministry) and Telenor entered into an agreement pursuant to which Telenor is obliged to provide specified USO services. For further information on our current USO and SSO, you should read “— Regulatory Issues and Licensing (Norway) — Universal service obligations and special service obligations”. As a general matter, the ECA marks a shift towards sector-specific regulation of electronic communications networks and services based on competition law methodology.
      The Ministry has overall responsibility for the telecommunications sector. The Ministry’s responsibilities mainly include preparing legislation for the Storting (the Norwegian parliament) and deciding on secondary legislation, including regulations. The Storting adopts primary legislation, but the Ministry prepares most of the legislative proposals submitted to the Storting. The Ministry is also responsible for granting mobile licenses. The PT is the principal regulatory body under the ECA and is responsible for day-to-day supervision of the telecommunications sector, including general authorizations, supervision of the telecommunications market and handling initial complaints and legal disputes. The PT reports directly to the Ministry. However, under the ECA the PT exercises the functions within its authority independently of the Ministry. The director general of the PT is not a political appointee and is not required to resign upon a change in government. As a practical matter, the PT exercises considerable discretion in the interpretation of national legislation, and “soft law” from the EU, like recommendations, communications and guidelines, may influence the PT’s decisions.
      Appeals against decisions issued by the PT are submitted to the Ministry, which has and exercises the final decision-making authority on these matters. In addition, private parties may bring actions before the Norwegian courts.
Regulations on the provision of networks and telecommunications services
      Generally, the Norwegian regulatory regime poses few barriers to entry for new service providers. Its regulations establish general rules regarding, among other matters, registration, information on terms of subscription, interconnection, universal service obligations, special service obligations and appeal procedures and sanctions. Operators that are deemed to have SMP in markets that are susceptible to sector specific regulation may be subject to additional regulatory requirements in such areas as network access, transparency, non-discrimination, accounting separation and price control. These regulations also regulate number allocation, number portability and carrier selection, which are important elements of the regulatory regime for telecommunications operators.
      There is no maximum number of registrations or licenses that may be granted under the ECA. However, since the radio spectrum is a limited resource, the number of licenses that are granted may be limited. Before granting a mobile license, the Ministry is required to announce publicly that there are new licenses available. The PT prepares a frequency usage plan and the use of frequency bands are linked to the license. When a network is closed down, the PT will review the corresponding frequency band to determine whether it may be publicly reallocated.

      Fees, set by regulation, apply to registrations and licenses as well as to frequencies and number allocation. The fees are set to cover the administrative costs of the regulator. Certain standard fees apply and in addition the PT may charge an estimated fee for networks and services on an individual basis.
      The ECA marks a shift towards regulation of electronic communications more generally based on competition law methodology. The ECA utilizes the principles of market analysis to identify the markets susceptible to specific regulation and the operators with SMP in accordance with the principles of competition law and the EU regulatory framework. The imposition of specific regulatory provisions on SMP operators must be proportionate to the identified competition problem in the market analysis. The PT will undertake the market analysis on a regular basis and, therefore, new market developments could lead to the imposition of new regulatory measures or to the amendment or withdrawal of existing regulatory measures.
      The ECA also provides for certain transition rules that will apply until the PT completes its market analysis of the relevant markets, identifies the SMP operator(s), if any, and decides on regulatory remedies, if any. Such transition rules also provide that decisions made under the former Telecommunications Act are valid unless suspended by a new decision under the ECA and that Telenor’s regulatory obligations, such as our current SMP obligations, are effective until the PT completes its market analysis.
Regulation of satellite, cable television, terrestrial broadcasting networks and television distribution
      Our satellite activities are mainly governed by the provisions relating to technical requirements and allocation of frequencies in the ECA and the secondary legislation under the ECA. Satellite activities are also governed by international rules issued by the ITU. The PT is formally responsible, on behalf of the Kingdom of Norway, for dealing with the ITU with regard to the international coordination process.
      In the countries where we have satellite installations, we must have licenses to operate radio equipment and use frequencies from the relevant national regulators. We also must comply with technical rules, including rules for type approval, in the relevant jurisdictions. In addition, we follow the decisions and recommendations of the European Conference of Postal and Telecommunications Administrations and the ITU. We are also required to adhere to the general international space law principles and conventions on liability and registration.
      Both the ECA and the Broadcasting Act, and secondary legislation under these acts, govern our cable television activities. The most important regulations relate to must-carry rules for public broadcasters, subscriber choice for programs/channels, re-transmission of broadcast channels with an unlawful content and authorizations required for the cable television operator’s own broadcasting activities. Parties other than the Norwegian Broadcasting Corporation (NRK) must obtain a license in order to engage in national or local broadcasting. However, simultaneous and unaltered retransmission by way of cable networks of broadcasts that is sanctioned by law does not require a special license. Cable owners have a duty to retransmit the television broadcasts of the NRK, the broadcast company TV 2, and certain terrestrial local public television services. Programs subject to obligatory retransmission must be transmitted via channels that are available to every subscriber to the network.
      In connection with our terrestrial broadcasting network, we have been granted, in accordance with the ECA, radio line and transmitter network licenses authorizing us to, among other things, sell or lease capacity to broadcasting companies and to transmit programs for broadcasting. These licenses are valid until November 2006 and can be renewed after such date. The licenses may be withdrawn if numerous or substantial breaches of the terms of the licenses occur, subject to a fourteen-day prior notice period.
Regulatory developments
      The ECA reflects and implements under Norwegian law the new EU regulatory framework adopted in 2002. For more information on this framework, you should read “— European Union regulation — Liberalization and harmonization of telecommunications regulation”. The Ministry issued the secondary legislation under the ECA on February 16, 2004. Such legislation completes the transposition of the new EU directives into national legislation. The EU directives were finally made effective in the EEA Agreement on

November 1, 2004, thus paving the way for the formal notifications, the consultative procedure and the final decisions.
      The Ministry has advocated sustainable and viable competition in the telecommunications market and emphasizes the importance of investment and risk-taking in the Norwegian market, thus signaling expectations of a shift in the regulatory practice of the PT. Regulation of the end user market is expected to become relevant only if other measures, such as regulation of the wholesale market, fail. However, the ECA simultaneously confers broad discretion to the PT with regard to a variety of tasks, such as analysis of relevant markets, identification of SMP operators, dispute resolution, the imposition, amendment or withdrawal of interconnection and access obligations, and retail price control mechanisms.
      The PT has published guidelines for the methodology of market analysis and must follow the recommendation on relevant markets and the guidelines of the EU Commission in its approach to each market. The PT expects to complete its market analysis and its assessment of effective competition in the relevant markets and to adopt special regulatory measures, if any, in 2005, following an extensive public consultation process. So far, consultative documents have been issued for 17 out of a total of 18 relevant markets; we have been identified as an operator with SMP in each of these 17 markets.
      In the secondary legislation under the ECA, the Ministry has also focused on consumer protection issues, such as privacy in connection with communications and traffic data, network security and customer consent to the processing and use of customer data. In addition, not only have the USO imposed on fixed public telephony service providers under the prior regime been maintained, but a new requirement to provide customers with cost control measures on fixed public telephony spending has been introduced. For further discussion of these cost control measures, you should read “— Regulatory Issues and Licensing (Norway) — Universal service obligations and special service obligationss — Universal service obligations (USO)”.
      It is difficult to predict the nature and extent of a shift in the regulation of our businesses due to the new regulatory framework and the market analysis process provided for under the new legislation. However, we believe that it is likely that the PT will continue to regulate our currently regulated services in both fixed and mobile telephony in the short and medium term. There is also some uncertainty as to the crucial question of whether the PT will expand the scope of its regulation to other markets as a result of its market analysis of such markets. You should read “Item 3: Key Information — Risk factors”.
Competition
      All of our operations in Norway are subject to the rules of the Norwegian Competition Act, as amended on May 1, 2004 (the Competition Act) and the competition rules of the EEA Agreement. The competition rules of the EEA Agreement are identical to those of the EC (Amsterdam) Treaty (Articles 81 and 82 and the European Community Merger Regulation). The rules of the Competition Act, which apply to any actions that have or may have an effect in Norway, including mergers, are generally consistent with the competition rules of the EU and apply to each of telecommunications, satellite, Internet and other related markets in which Telenor operates in Norway. The Norwegian Competition Authority (the Competition Authority) is responsible for the oversight and regulation of all aspects of competition in Norway, including competition in the telecommunications, satellite, Internet and other related markets in which we compete.
      Following the May 1, 2004 amendments, the Competition Act is based on prohibitions against anti-competitive behavior similar to the prohibitions contained in the EEA Agreement and EC Treaty. Thus, as of May 1, 2004 the prohibitions of the Competition Act are aligned with the EEA and EU’s competition rules. The Competition Authority may intervene and declare specific behavior anti-competitive. The Competition Authority may also intervene against acquisitions or mergers of enterprises if such acquisitions or mergers create or strengthen a significant restriction on competition. Violations of the Competition Act may result in periodic penalty payments, administrative fines or penalties and/or imprisonment up to six years.
      The competition rules in the EEA Agreement have a direct effect in Norway and the other member states of the EEA (the EEA Member States). The rules of the EC Treaty are generally applicable in the EEA Member States as well. The primary EEA and EU competition rules are contained in Articles 53/ 81 and

54/ 82 of the EEA Agreement and EC Treaty, respectively. Articles 53/ 81 of the EEA Agreement/ EC Treaty prohibits agreements or collusive behavior between companies that may affect trade among EEA/ EU Member States and which restrict, are intended to restrict, or have an effect of restricting, competition within the EEA/ EU. Articles 54/ 82 of the EEA/ EC Treaty prohibit any abuse of a dominant position within a substantial part of the EEA/ EU, which may affect trade between EEA/ EU Member States. The EFTA Surveillance Authority (the ESA) and the EU Commission, in cooperation with the national competition authorities, enforce these rules. The ESA/ EU Commission may impose fines in the event of a breach amounting to up to 10% of a company’s revenues on a consolidated basis in the preceding financial year. In addition, national courts have jurisdiction to apply EEA/ EU competition law and award damages in the event of a breach.
      The ESA and the EU Commission may intervene against concentrations with an EEA/ EU dimension (a transaction has an EEA/ EU dimension if certain thresholds concerning turnover are fulfilled), and which create or strengthen a dominant position as a result of which effective competition would be significantly impeded in the EEA/ EU’s common market.
European Union regulation
      As discussed under “— Regulatory Environment — Norway”, EU legislation is generally applicable in Norway under the EEA Agreement. EU legislation is also applicable in each of the EU Member States in which our subsidiaries operate. EU legislation can take a number of forms. Regulations have general application and are binding in their entirety and directly applicable in EU Member States. Directives are binding, but national authorities may choose the form and method of implementation.
Liberalization and harmonization of telecommunications regulation
      Since 1987, the EU has adopted a substantial amount of legislation to liberalize and harmonize telecommunications legislation in the EU Member States. The EU Commission, through its powers under Article 86(3) of the Treaty of Rome, has addressed directives or decisions to EU Member States providing for liberalization, i.e. abolishing monopoly rights of state owned telecommunications operators in all markets, including the mobile market.
      The EU’s main harmonizing directives, the Open Network Provision Directives (ONP Directives), established the basic rules for access to the public telecommunications network for users and competitors, including mobile operators and Internet service providers. The ONP Directives applied to telecommunications operators with SMP over leased lines, mobile and/or fixed public telephony networks, and mobile and/or fixed public voice telephony services. Operators with SMP were generally required to provide access to their network on an objective, transparent and non-discriminatory basis. A European Parliament and Council Regulation for unbundled access to the local loop was formally adopted on December 18, 2000 and came into force on January 2, 2001.
      The new EU regulatory framework, which replaced the ONP Directives, consists of the following five directives, each of which was adopted and published in the Official Journal in 2002: Directive 2002/21/ EC on a common regulatory framework for electronic communications networks and services (the Framework Directive); Directive 2002/20/ EC on the authorization of electronic communications networks and services (the Authorization Directive); Directive 2002/19/ EC on access to, and interconnection of, electronic communications networks and associated facilities (the Access Directive); Directive 2002/22/ EC on universal service and users’ rights relating to electronic communications networks and services (the Universal Service Directive); and Directive 2002/58/ EC on processing of personal data and protection of privacy in the electronic communications sector (the Data Protection Directive).
      The deadline for the implementation of these directives in the EU and EEA Member States was July 25, 2003 and October 31, 2003, respectively. However, not all EU and EEA Member States have implemented these directives yet. The main policy objectives of the new framework are to create a harmonized regulatory framework in the EU and the EEA for electronic communications networks and services, to create legal certainty combined with regulatory flexibility, to base the regulation on technological neutrality and to only require a minimum level of regulation. Reducing regulation progressively as competition in the market develops will contribute to fulfilling these policy objectives.
      The current EU/ EEA regulatory framework provides for market analysis to be undertaken throughout the EU and EEA. Harmonization of both the relevant markets to analyze and the methodological approach to market analysis at the national level has been a main policy objective. The definition of relevant markets and the assessment of SMP will be undertaken in accordance with the principles of competition law. The result of the market analysis will determine which markets are to be regulated according to the directives. The approach to market analysis is a three-stage process. First, markets susceptible to preemptive regulation are identified. The EU Commission has published a recommendation that lists 18 relevant markets that national regulatory authorities must analyze in accordance with the principles set forth in the recommendation and in additional guidelines. Second, SMP is determined based on the criteria for dominance, under which it is determined whether an undertaking is able to behave independently of its competitors, its customers and, ultimately, its consumers. The third step of the process is the imposition of one or more remedies on undertakings deemed to have SMP. The standard remedies provided by the directives are transparency, non-discrimination, accounting separation, access, and price control and accounting obligations. As a result, the main principles and obligations set forth in the ONP Directives will be maintained in markets where it is determined that there is insufficient competition and in which there are SMP operators.
      The market analysis described above will be undertaken on a regular basis and, therefore, new market developments could possibly lead to the imposition of new regulations or to the amendment or withdrawal of existing regulations. The obligations imposed are intended to be proportionate to regulatory need and to the policy objectives of the new regulations. Where the market analysis indicates that there is effective competition in a relevant market, no obligations shall be imposed, and competition law shall form the sole basis for regulation. The scope of the new directives is broader than that of the ONP Directives as all electronic communications networks and services are encompassed and national regulatory authorities are given discretionary power with respect to regulation based upon their own market analyses, restricted only by the harmonization procedure of the directives.
      As it develops, EU legislation will continue to have a significant effect on our markets, including future developments relating to the convergence of Internet, media and information technology.
WTO obligations
      55 members (representing 69 governments) of the World Trade Organization (WTO), representing over 90% of the world’s basic telecommunications revenues, including the members of the European Union and the United States, have entered into a Basic Telecommunications Agreement (BTA) to provide market access to some or all of their basic telecommunications services. The BTA is the fourth protocol of the General Agreement on Trade in Services (GATS), which is administered by the WTO and entered into force on February 5, 1998. Under the BTA, each of the signatories have made commitments to provide market access and to refrain from imposing certain quotas or other quantitative restrictions in specified telecommunications services sectors. Signatories are also to provide national treatment, under which they are to avoid treating foreign telecommunications service suppliers differently from national service suppliers. In addition, a number of signatories, including Norway and a number of other countries in which we have investments or subsidiaries, agreed to abide by certain pro-competitive principles set forth in a reference paper relating to the prevention of anti-competitive behavior, interconnection, universal service, transparency of licensing criteria, independence of the regulator and non-discriminatory allocation of scarce resources.
      Each of the countries in which we have invested or have subsidiaries is a member of, or is negotiating accession to, the WTO. Those that are already WTO members are also signatories to the BTA. As a result, the regulatory frameworks of these countries, with respect both to telecommunication services and services in general, must be consistent with their obligations under the BTA. As our Norwegian and other European subsidiaries are already governed by EU regulations, the WTO agreement is of particular importance to our non-European investments and subsidiaries.

Regulatory Issues and Licensing (Norway)
Service licenses
      In respect of the market for fixed public telephony services, the ECA established a new regime for authorizations and for USO and SSO. Under the former regime, Telenor was the only company holding a license for fixed public telephony services and transmission capacity in Norway (e.g. leased lines) due to the fact that we were the only company deemed to have SMP. The license contained conditions that imposed obligations on us to provide certain services, such as directory services, universal services and defense-related services, national geographic coverage and information. These obligations have continued to apply under the current regulatory regime. For further discussion of our current USO and SSO, you should read “— Universal service obligations and special service obligations”.
      In the mobile market, we currently hold licenses in the 900 MHz frequency band and one license in the 1800 MHz frequency band (GSM — digital systems), and a license for the provision of third generation (3G) mobile system services based on UMTS technology. We discontinued our license in the 450 MHz frequency band (NMT – analog system) on December 31, 2004.
      We currently hold two GSM 900, which expire on November 1, 2005 and December 31, 2013, and a GSM 1800 license, which expires on March 19, 2010. Other GSM license holders are NetCom (GSM 900 and GSM 1800), BaneTele (GSM 900) and Teletopia (GSM 1800). BaneTele has not yet built a mobile network or offered mobile services using its own mobile network. Teletopia commenced offering mobile services on its own GSM network in 2003. NetCom’s GSM 900 license also expires in November 2005. In November 2004, the Ministry offered both NetCom and us, on a conditional basis, a 12-year renewal of our GSM 900 licenses in exchange for a non-recurring fee of NOK 100 million and a yearly frequency fee of NOK 9.6 million. Pursuant to the conditional offer, any other interested parties have been invited to register an interest with the Ministry by April 22, 2005. The minimum price will be NOK 100 million. If no other parties express a willingness to acquire the license for a minumum price of NOK 100 million, the license will be awarded to Telenor and NetCom in accordance with the terms described above.
      Telenor’s UMTS license expires on December 1, 2012. We launched UMTS services on December 1, 2004. Other UMTS license holders are NetCom, who commercially launched UMTS-based services in March 2005, and Hi3G, who was awarded its license in September 2003 but has yet to launch its network. Under the terms of its license, Hi3G is required to provide service to 30% of Norway’s population by the fall of 2009 and is entitled to national roaming using the GSM networks of other operators. An additional UMTS license was awarded to Broadband Mobile in 2000, but was withdrawn following Broadband’s bankruptcy in 2001. Tele2 returned a UMTS license that it received in 2000 after entering into an MVNO agreement with Telenor Mobil in September 2002.
      Licenses granted for mobile communications systems contain geographical coverage requirements and specific rollout schedules. Although we fulfilled these requirements and met the rollout schedules for each of our GSM licenses, we, along with our competitor NetCom, were unable to meet the initial coverage requirements or roll-out schedule for our UMTS license. The government, however, has determined that UMTS license holders may elect to delay the rollout schedule for up to 15 additional months. As a result, both we and NetCom have elected to delay the rollout of our respective UMTS networks for 15 additional months. The government also modified Telenor Mobil’s UMTS license with respect to the minimum capacity requirement, which was reduced from 144 kbit/s to 128 kbit/s. On March 1, 2004, the government announced that Telenor had satisfied its coverage and capacity requirements.
      Our GSM 900, 1800 and UMTS licenses each contain a change of control clause. Under these clauses, any changes in our ownership that would lead to a change of control over us, must be formally approved by the Ministry.

Universal service obligations and special service obligations
Universal service obligations (USO)
      The regulatory framework for USO in Norway primarily covers the fixed public telephony service, leased lines (connections up to 2 Mbps) and certain data services. Under the new regulatory framework, our current USO are set out in an agreement that we entered into with the government on September 1, 2004. Under this agreement, we continue to be under an obligation to provide fixed public telephony services at an affordable price to all households and enterprises, while leased lines and data services must continue to be accessible for all enterprises. Under this agreement, we are under an additional obligation to provide consumers with cost control measures for their fixed telephony spending. For example, we are required to enable our customers to choose not to receive or make premium rate calls or to set a limit for their monthly spending on calls. We will be required to upgrade our information systems in order to meet this obligation, but will be given reasonable time to develop the necessary functionality. Other services that are classified as USO include the provision of public pay phones, publicly available directory enquiry services and directories and services for the disabled.
      In 1999, the Storting restated that we are obliged to satisfy our USO without compensation unless our obligations are extended, our market share decreases substantially or USO becomes concentrated on the least profitable parts of the market. The regulatory framework, however, implies that if the provision of universal services imposes an unfair burden on the designated operator(s), the net cost of providing universal services must be calculated and compensation by a (transparent) cost sharing arrangement among the market players must be introduced.
      The outcome of the PT’s market analysis of the relevant end-user markets for fixed public telephony service and leased lines under the ECA may result in the imposition of additional regulation of these markets.
Special service obligations (SSO)
      We have also entered into agreements with the Ministry, pursuant to the ECA, under which we are required to provide certain SSO, including special defense-related services, coastal radio services and services for the arctic islands of Svalbard. The government compensates us for the incremental cost of these services on a case-by-case basis. Under the ECA, we negotiated the scope of our SSO and our compensation for our SSO directly with the competent ministries and with the PT. The scope of our obligations regarding the coastal radio will remain unchanged in 2005, as the Ministry of Justice will continue the 2004 agreement. The agreement on defense-related services between Telenor and the PT for 2005 was signed in November 2004.
Non-discrimination, transparency and objectivity requirements
      As an operator with SMP, we are required to follow certain principles with respect to our agreements with end users and service providers. In particular, we are required to offer our services in a manner that avoids discrimination between the buyers of our services, unless different conditions can be justified on objective grounds. Our agreements must be open and terms must be transparent.
      The PT has increasingly focused on the non-discrimination requirement, with respect to both external services providers’ access to networks and special discounts for certain segments of our markets.
      We expect that, following completion of the PT’s market analysis under the ECA, these requirements will continue to apply in the relevant markets where it is determined that there are operators with SMP.
Cost and price regulation
General
      As an operator with SMP, we are required to follow certain principles for pricing, accounting and reporting on public telephony service, interconnection and transmission capacity. These regulated services must be offered to our customers at cost-oriented prices. Prices must be determined in an objective and non-

discriminatory manner and independent of the purpose for which the customer wishes to use the service. We are responsible for specifying, implementing and maintaining cost accounts as a basis for monitoring that our prices for regulated services are cost-oriented, objective and non-discriminatory. The PT also continuously evaluates our compliance with cost-orientation with respect to our regulated services. According to the PT, a strict interpretation of cost-orientation means that prices should be calculated based on costs, plus a reasonable rate of return. With regard to any special offers in the market, we are required to furnish to the PT documentation relating to the relevant cost savings upon request. Furthermore, the PT also evaluates discounts from the point of view of non-discrimination.
      Telenor submits its accounting information to PT on an annual basis in the ONP (Open Network Provision) report. The report, which we are required to furnish to the PT on July 1 of each year, contains financial and other required information about our regulated services for the previous fiscal year. In practice, the PT reviews our compliance with the requirements for costing, pricing, non-discrimination and transparency through its review of our ONP report in addition to specific requests for more detailed information in selected areas.
      In December 2003, the PT decided that the ONP report should continue to be prepared in accordance with the principles of the former regulatory regime. The first report to be prepared pursuant to the principles of the new regulatory regime introduced by the ECA will be the report for financial year 2005, at the earliest. We expect the PT to set forth the guidelines for the new reporting system following completion of the PT’s remedies resolution for the relevant markets. We expect the outcome of the PT’s analysis under the ECA to shape the PT’s future approach to price and cost regulation in general, as well as cost accounting and accounting separation thereunder.
      The following table sets forth our operating profit and average capital employed for our regulated services as reported in our ONP reports for 2001, 2002 and 2003.

	2001	2002	2003

	(NOK in millions)
Fixed telephony
Operating profit	2,172	2,184	2,607
Average capital employed	12,644	11,735	10,281
Mobile telephony
Operating profit	2,591	2,221	2,222
Average capital employed	3,633	3,431	2,932
Leased lines
Operating profit	195	295	316
Average capital employed	2,971	3,287	3,259
      In considering whether our rate of return for our regulated services in a certain year is reasonable, we believe that other factors should be duly taken into account, including, without limitation, the characteristics of the relevant market, the long-term perspective of our underlying investments, and the risks associated with such investments.
      To a large extent, the PT has focused on rates in the interconnection and wholesale market more than on the tariffs in end user markets to ensure promotion of competition and, as a consequence, has requested additional cost information in specific cases related to such products. In 2003 and 2004, the PT in several cases focused on surveillance and regulation of prices of wholesale mobile services. You should read “— Interconnection and access” for additional information on the PT’s price regulation.
      With regard to price regulation in the mobile market, the Ministry stated in its recent reports on the mobile communications market that mobile service providers should be subject to conditions and access prices reflecting the total risk-adjusted cost and the general cost and demand conditions of the market. The reports also state that the government intervention should not lead to more dependence on regulations, but, rather, should stimulate and reward companies in order to make the market more efficient and sustainable without regulation. In 2003, the Ministry decided on certain appeals relating to Telenor’s mobile wholesale services in a manner consistent with its stated policy. We further expect that the PT will consider changes in its regulatory practice as part of its market analysis under the ECA.
      The decision of the Ministry, pursuant to an appeal by Tele2, to deny retroactive adjustments to our interconnection prices makes it clear that the telecommunication authorities may not on the basis of the former Telecommunications Act decide that prices shall be adjusted with retroactive effect. You should read “— Interconnection and Access — Interconnection” for more information on this decision. However, in connection with the enactment of the ECA, the Parliament requested the Ministry to assess whether it would be appropriate to give the regulatory authority a legal basis to decide that prices should be adjusted retroactively. The outcome of that assessment from the Ministry is still pending.
      In December 2001, following its review of a service agreement between us and NBBL, the largest housing co-operative in Norway, the PT set forth the extent of our pricing flexibility with regard to special offers for large user groups of our fixed telephony services. The PT also required us to determine and publish the criteria on the basis of which we determine discounts for our customers in accordance with the principle of non-discrimination. In August 2002, the PT requested additional information about our determination of discounts. Following its examination of Telenor’s cost justification for the discounts, in July 2003 the PT decided that the discounts must be reduced from 20% to 5%. Telenor filed an appeal with the Ministry, and in March 2004 the Ministry set aside the PT’s decision.
      You should read “— Competition issues — Norwegian Competition Authority” for information about the Competition Authority’s investigation of our service agreement with NBBL.
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
      The PT may instruct operators with SMP to abide by certain accounting principles. On April 9, 2001, the PT instructed us to implement a new model for accounting separation and reporting in accordance with EU recommendations. In May 2001, we filed an appeal against the PT’s instructions with the Complaints Board, which issued a recommendation to the Ministry that was unfavorable to us, and in June 2003 the Ministry rejected Telenor’s appeal against this decision. As a result of this decision, we are presently engaged in consultations with the PT but, as described in the general chapter above, these consultations will not be completed until the PT has finalized its market analysis under the ECA. As a consequence, accounting and reporting continues to be based on the principles of the former regulatory regime.
Costing methodology
      The PT may instruct operators with SMP to use certain cost calculation methods when determining the price for public telephony services, transmission capacity and interconnection services. We base our pricing of these services on the principle of fully distributed historical costs. In addition to operating costs, Telenor is allowed a reasonable return on the capital employed for the specific service. Since 1999, based on decisions from the PT and taking into account, among other things, the ratio between our equity and long-term debt, we have calculated 13% as the return on capital employed in our annual ONP report, except in our 2002 report, in which the same calculation resulted in a return on capital of 14%.
      The only exception to the historic cost principle is the price for the wholesale product providing access to the subscriber line (the local loop), which is priced on the basis of current cost. In its decision of April 9, 2001 relating to accounting separation and the new reporting model, which is discussed under “— Accounting separation and reporting” above, the PT required us to apply the principle of current cost, instead of historical cost, to the pricing of all services subject to the PT’s cost calculation methods. In June 2003, the Ministry accepted our approach of using historical costs as the basis for our pricing policies and terms.
      For additional information about legal proceedings relating to cost and price regulation, you should read “Item 8: Financial Information — Legal Proceedings”.
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
      Operators without SMP are required to negotiate interconnection agreements with other telecommunication operators, but they are under no obligation to enter into such interconnection agreements.
Interconnection
      The rates that are charged for fixed network interconnection must be cost-oriented if the operator has SMP. Mobile network interconnection tariffs must also be cost-oriented if the PT has notified the mobile operator that it has SMP in the “national market for interconnection”. The PT has the authority to investigate whether the interconnection tariffs applied by operators with SMP are cost-oriented and to mandate that tariffs be changed if they do not satisfy the cost-orientation requirement. As an operator with SMP, we are required to have cost-oriented interconnection tariffs for both fixed and mobile services. On May 6, 2003, the PT decided to classify NetCom as an operator with SMP in the national market for interconnection and, in a letter dated October 31, 2003, it informed the company that it intends to require NetCom to implement accounting separation of its mobile termination product.
      Since 1997, we have continuously informed the PT of our interconnection costs and pricing and have submitted detailed accounts on our fixed interconnection tariffs. Fixed network interconnection tariffs are also calculated on the basis of forecasted costs and volumes. On June 19, 2001, the PT required us to adjust prices for some of our interconnection products. However, the PT confirmed that our rate of return on fixed interconnection in the aggregate was within a range that it regards as reasonable. As a result of this decision, we reduced our termination and origination charges by 2% in October 2001. In August 2001, Tele2 filed an appeal with the Complaints Board against the PT’s decision on the grounds that the price change should apply retroactively and should address certain more specific aspects of the pricing of our interconnection services. On June 17, 2002, the Complaints Board issued its recommendation to the Ministry that the PT decision should be set aside. On December 19, 2002, the Ministry rejected Tele2’s complaint and upheld the PT’s decision. The Ministry’s decision clarified that the PT’s authorizations with respect to price decisions may not have retroactive effect.
      The PT has taken the position that certain expenses may not be included in the calculation of the termination charges in the mobile network. After considering Telenor Mobil’s reported costs for the calculation of termination charges as of April 20, 2001, the PT ordered Telenor Mobil to immediately align the price of its termination charges to the underlying relevant costs as earlier defined by the PT. In June 2001, we filed an appeal against the PT’s decision with the Complaints Board, which issued its recommendation to the Ministry that the PT’s decision be upheld. On July 4, 2002 the Ministry issued its final decision, which confirmed the PT’s decision. Further, in July 2002 the PT notified us that it intends to require us to lower our mobile termination rates based on the rate of return on mobile interconnection in our ONP report for 2001. In the second half of 2002, we submitted several written objections to the proposed decision to the PT, which did not issue any decision. We agreed to lower our mobile termination charge by

0.05 NOK by January 2004, thus annulling the PT’s notice of July 2002. Such changes became effective on February 1, 2004.
      Termination charges in the mobile networks differ between the mobile operators, with our termination charge being the lowest. In the fixed market, some operators without SMP unilaterally increased charges for termination in their networks during 2004. On April 1, 2005, the PT issued a draft decision finding that each of Telenor, NetCom, Teletopia and Tele2 have SMP in the market for mobile termination. According to the draft decision, however, only Telenor and NetCom will be subject to price cap regulation. If the decision is ultimately upheld, we will be required to reduce our mobile termination rates from NOK 0.73 to NOK 0.65 by July 2006, while NetCom will be required to reduce its mobile termination rates from 1.01 NOK to 0.83 NOK during the same period. Under the draft decision, the asymmetry between our rates and NetCom’s rates may be further reduced from January 2007 onwards. Telenor has until May 12, 2005 to submit comments to the PT, following which there will be a consultation process involving ESA before the final decision is released.
Access for resellers in the fixed network (Wholesale line rental)
      We launched switch-less resale products in the fixed network in 2001. These products are designed to allow resellers to offer their own services in the market through our network. However, on October 1, 2001, the PT required us to offer unbundled access and traffic products to other telephony service providers. This decision was based on the regulatory principle of non-discrimination. We filed an appeal against this decision with the Complaints Board. In November 2002, the Complaints Board issued its recommendation to the Ministry to confirm the PT’s decision. In its final decision of June 10, 2003 the Ministry set aside the PT’s decision. However, the secondary legislation under the ECA provides that the PT may consider introducing such a measure following completion of the PT’s market analysis under the ECA. During the product development process, the terms of reference in our unbundled access product agreement have continuously been discussed with the PT and modified. The PT required us to change both the sign-on fee and the price for switching service provider in the reference offer. We were required to distribute the costs of product development (approximately NOK 70 million) proportionally between internal and external service providers. The PT accepted our price on the wholesale line rental product, which is 18% below the end user price. In 2003, we started to provide unbundled telephony access (PSTN and ISDN) on a wholesale basis to other operators. This wholesale line rental product allows telephony traffic operators to deliver fixed telephony access to their customers, through our fixed network.
Access for Mobile Virtual Network Operators (MVNOs)
      An MVNO provides mobile services without controlling radio spectrum or radio network facilities. The MVNO buys radio spectrum and access to core network components such as base stations, but keeps control over traffic routing and SIM-card production. In 1999, the Ministry concluded that mobile operators are not required to provide MVNOs access to their networks. Notwithstanding this decision, in December 2001, we publicly signaled our willingness to negotiate commercial agreements with MVNOs. We entered into certain MVNO roaming agreements with the Swedish company Tele2 on commercial terms in 2002. In a report to the Storting, the Ministry suggested that mobile operators with SMP should be required to give access to their networks to MVNOs on non-discriminatory commercial terms. The secondary legislation under the ECA provides that the PT may consider introducing such a measure following completion of the PT’s market analysis under the ECA.
Access for mobile service providers
      Both we and NetCom have signed wholesale agreements with mobile service providers. Under these agreements, we sell all network services, including SIM-cards, to mobile service providers, who then provide mobile services using our infrastructure.
      In the spring of 2002, the PT mediated between Telenor and Sense Communication regarding pricing and other issues related to the service provider agreement between the two companies. The mediation was without result, and on October 7, 2002 the PT required us to reduce our wholesale prices by at least 25% with effect from January 1, 2002. Although the decision arose in connection with the Sense Communication agreement, the decision applied to all of our service provider agreements. We appealed the PT decision. In a preliminary decision, the Ministry ruled that, until the Ministry issues its final decision on the appeal, the price adjustment should have effect from October 7, 2002 rather than January 1, 2002. In March 2004, the Ministry issued its final decision that the price adjustment properly took effect on October 7, 2002 and that the requirement to reduce wholesale prices by at least 25% applies to telephony services (subscriptions and traffic) but does not apply to other services, such as SMS, covered by service provider agreements. In November 2003, Sense filed a civil action in the Oslo District Court alleging that the prices set forth in our service provider agreement were not consistent with the requirements for cost-oriented pricing. On November 2, 2004, the Oslo District Court gave judgment in favor of Telenor. Sense has appealed this decision. You should read “Item 8: Financial Information — Legal Proceedings” for additional information about this litigation.
Access for value-added telephony service providers
      We are required to provide network access for external providers of value-added telephony services. The terms and conditions must be non-discriminatory and similar to those which are offered to our internal providers of such services, that is, our business units. We offer access to all our competitors via standardized network external interfaces. In July 2001, the PT decided, at the service provider Teletopia’s request, that Teletopia must be granted access to our mobile network in order to provide SMS and voice mail services through our network. The PT required Telenor Mobil to reach a special network access agreement with Teletopia. In August 2001, we filed an appeal against the PT’s decision with the Ministry, which confirmed the PT’s decision in January 2002 and required us to submit a proposal for such agreement no later than March 1, 2002. The negotiation with Teletopia and the following mediation by PT was without result, and the PT decided in a letter dated January 7, 2003 to set the price of the wholesale SMS service. We filed a complaint and requested that the effectiveness of the price set by the PT be suspended until the Ministry issues a final decision. The Ministry accepted our request, and in October 2003 issued its final decision, setting the price per SMS at NOK 0.48.
      In 2003, Forward Communications requested access to Telenor Mobil’s invoice system in order to provide content services on its own CPA platform. Telenor Mobil denied Forward’s request for such access. Forward filed a complaint with the PT, but in April 2004 the PT ruled in Telenor Mobil’s favor on the basis that content service is not covered by the ECA. Forward has subsequently filed separate complaints with both the Ministry and the Competition Authority on this issue. In the interim, however, the PT has ruled that Telenor Mobil is obliged to grant Forward access to its SMS Centers. Telenor Mobil appealed the PT’s decision to the Ministry. The Ministry confirmed the PT’s decision.
Access for broadband service providers
      We offer wholesale DSL products at transparent and non-discriminatory terms in accordance with our general access obligations. Wholesale DSL products, which complement other forms of access and Local Loop Unbundling, have become increasingly important in the broadband market. From time to time, the PT (as well as the Competition Authority) have monitored the terms in our wholesale DSL agreements. The wholesale broadband access market is a market in which operators with SMP may, in the future, be subject to regulation under the ECA.
Local loop unbundling
      Unbundling of access to the copper (physically twisted metallic pair) local loop permits our competitors to have physical access to, as well as lease capacity in, our copper local loop, and, as a result, our competitors may offer one billing relationship with the end user. Local loop unbundling has increased competition with respect to access to networks. Competitors may also install supplementary equipment, such as ADSL, on leased local loops to offer higher bandwidth services. On February 6, 2001, the Ministry issued revised regulations that require us to offer local loop unbundling in accordance with EU regulation. Since

April 1, 2000, we have been offering to our competitors the ability to lease capacity in the local loop and we allow competing operators to deploy technical equipment in connection with our installations. This offering is equivalent to full unbundled access to the local loop. As a result of the revised regulations, in October 2001 we expanded our product portfolio to include “shared access” to the local loop. In other words, we offer the telephony service and the new entrant offers broadband data services. The terms of reference in the offer for the shared access product have continuously been discussed with the PT and modified. Since October 2001, we have also offered our competitors access to the local sub loops. So far, none of our competing operators has requested such access. Our pricing structure is based on cost. Our current obligations will be evaluated as part of the PT’s market analysis of relevant wholesale markets under the ECA.
Wholesale Leased Line Part Circuit
      In August 2004, the PT decided, at the request of BaneTele, that we are required to offer a new dedicated capacity product (Wholesale Leased Line Part Circuit) on a wholesale basis. From May 1, 2005, we will provide Digital Aksess, a new wholesale access product with a different price structure than ordinary leased lines. We have provided the PT with information on the product throughout the product development process. On March 1, 2005, we informed the market about product specifications and prices. The wholesale leased lines access market is a market in which operators with SMP may be subject to regulation under the ECA.
Mobile national roaming
      Mobile operators with SMP (currently both us and NetCom) are required to provide national roaming to other mobile operators in areas where the requesting operator’s network does not have geographical coverage. The Ministry may set forth the conditions and the effective date for national roaming. GSM 1800 licenses require the licensee to build a network covering the four largest cities in Norway (Oslo, Bergen, Trondheim and Stavanger) before being entitled to have national roaming. In 2003, the PT determined that Teletopia, the third GSM 1800 licensee, could not enter into a national roaming agreement with Telenor Mobil until it satisfied the minimum coverage requirements. Teletopia subsequently satisfied these requirements, and in July 2004 we entered into a national roaming agreement with Teletopia.
      The Ministry has also stated that the UMTS licensees have the right to have national roaming from GSM operators with SMP (Telenor and NetCom) in those areas where the UMTS operator’s network does not have coverage. There will be no requirement for the UMTS operator to build its own network in specific areas before it is entitled to have national roaming with GSM operators. The provision of national roaming among UMTS operators is not expected to be mandated in the short term.
Carrier selection
      Since January 1, 1998, all operators providing access to the fixed network have been required to allow their customers to select other operators to handle their calls. This can be done on a call-by-call basis, by dialing a four-digit prefix in addition to the called telephone number, or by means of carrier pre-selection. With carrier pre-selection subscribers have the ability to make two pre-selections, which may be with two different carriers. The first pre-selection includes national traffic to geographical, most non-geographical and mobile numbers (traffic to numbers with extreme traffic fluctuations have been exempted), while the other pre-selection includes all international traffic.
      The PT has expressed some concern about an alleged misuse of fixed carrier pre-selection data by our customer service and sales and marketing divisions to win back our customers that have selected another carrier to handle their calls. As a result, in January 2003 it required us to develop and implement different levels of authorizations in our support systems and to revise our procedures for handling carrier pre-selection customers. Our sales and marketing divisions are not permitted to receive any information from our customer service division about carrier pre-selection. We lodged an appeal against the PT’s decision. The Ministry rejected our appeal in March 2004.

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
Directory Inquiry Services
      In January 2002, the PT amended the numbering regulations in order to create more competition in the area of directory inquiry services. Although six service providers, including us, have been assigned numbers for director inquiry services, in practice, only three operators, including Findexa (formerly a subsidiary of Telenor), are competing in the market for directory inquiry services. Under the new regulations, we are required to provide basic subscriber data (unique identification code, name, address and telephone number) to all providers of directory inquiry services, including Findexa’s competitors, on a non-discriminatory basis. As certain of this information is the property of Findexa, pursuant to an agreement between Telenor and Findexa entered prior to the 2002 amendments, Telenor and Findexa have agreed to a process by which Findexa itself will provide this information to its competitors.
Number portability
      In October 1998, the PT decided to introduce number portability for telephone numbers in the fixed network (PSTN and ISDN) and for numbers for most non-geographical services (e.g. freephone, shared cost and premium rate services). Number portability allows subscribers to keep their telephone numbers when changing service providers. All public service providers must support number portability. Number portability in the fixed network was introduced in two phases in Norway. On June 1, 1999, the first phase, a simple call forwarding solution, was implemented. The second phase, which offers a better technical solution optimizing routing of calls, was introduced during the second and third quarters of 2001.
      In February 2001, the PT decided to extend number portability to mobile telephone numbers, with the exception of our NMT service. Number portability in mobile networks became effective on November 1, 2001. In Norway, there is no requirement for cross portability between fixed and mobile telephone numbers. In addition, pursuant to the secondary legislation under the ECA, we are exempt from any portability obligation for IP-telephony numbers.
Rights of way
      The ECA and the Norwegian Expropriations Act give us the right to compel landowners to allow us to use their land for certain telecommunications purposes. The owner of the relevant premises is, however, entitled to compensation for any inconveniences caused, except where the right was exercised in order to connect the property concerned to a public telecommunications network. The level of compensation to be paid, if not agreed by the parties, is determined by official valuation according to applicable legal procedures. In the vast majority of cases, the parties independently agree on the level of compensation.
      We have, however, had disputes regarding the appropriate level of compensation with Vegdirektoratet, the Norwegian public highway operator, and, more recently, some local municipalities. We have agreed to cover the costs which the owners or concessionaires of public property incur due to cabling activities, while Vegdirektoratet and the municipalities see compensation as an opportunity to generate additional income from the public property they administer. The level of compensation is important for our cost base, although the net effect of increased levels of compensation would potentially be offset by increases in service prices. We expect the Ministry to resolve this dispute with Vegdirektoratet, and we believe that a decision by the Ministry would also set a precedent for the municipalities.
Competition Issues
      From time to time, our competitors and customers file complaints with the Competition Authority and the EFTA Surveillance Authority (ESA) alleging that we are abusing our dominant market position in various respects or in respect to mergers. Moreover, these authorities may also start investigations on their own initiative.
EFTA Surveillance Authority (ESA)
      In July 2001, Viasat AS filed a complaint to ESA alleging that Canal Digital AS’ exclusive right to distribute TV2 by satellite (DTH) infringes the competition provisions of the EEA Agreement. Before the complaint was filed with ESA, both the Competition Authority, which has considered the exclusive distribution agreement on two occasions, and the Norwegian Ministry of Labour and Administrative Affairs, which has considered the agreement on one occasion, concluded that the agreement is not anti-competitive under the Norwegian Competition Act. In 2003, the parties reached an agreement with ESA, whereby Canal Digital’s exclusive right to distribute TV2 by satellite was discontinued from October 1, 2003. Following negotiations with both Viasat and Canal Digital, TV2 entered into a new exclusive distribution agreement with Canal Digital. The agreement, which has a duration of two years, expires in October 2005. ESA issued a new request for information regarding the contract in February 2005. Canal Digital responded to the request for information on March 14, 2005.
      ESA has requested information on Telenor’s ADSL pricing, both wholesale and to end-users.
Norwegian Competition Authority
      There are several cases pending before the Competition Authority.
      Due to complaints filed by Tele2 and UPC Norway in 2002, the Competition Authority requested information concerning a service agreement between Telenor and NBBL, the largest Norwegian housing co-operative, in connection with our special offers to large user groups for our fixed telephony services. Among other things, the complaints alleged that Telenor’s telephony services are priced at a level which result in margin squeeze and predatory pricing under the Competition Act. In October 2003, the Competition Authority struck out an exclusivity clause related to marketing and a clause making the rebate conditional on a certain minimum number of subscribers within NBBL. The Competition Authority issued its decision even though we had already implemented these changes on a voluntary basis. The Competition Authority has yet to make any determination in respect of the alleged margin squeeze and predatory pricing. You should read “— Cost and price regulation — General” for information about the PT’s investigation of our service agreement with NBBL.
      In January 2004, the Competition Authority received a complaint from NetCom relating to fixed to mobile pricing. The Competition Authority notified Telenor of this complaint and requested information about the alleged restrictive behavior. We responded in writing on February 23, 2004. The Competition Authority decided in October 2004 that Telenor’s pricing structure for the fixed network is in line with the Competition Act.
      In September 2004, Tele2 filed a complaint with the Competition Authority in connection with Telenor’s launch of certain free additional subscription services in the retail market. Tele2 claimed that the free additional services to consumers resulted in a margin squeeze, since the wholesale price remained unchanged. In October 2004, the Competition Authority requested a response to the allegations from Tele2. Telenor presented its response on November 12, 2004. On November 12, 2004, the Competition Authority rejected Tele2’s request for an interim decision prohibiting Telenor from offering its free services on the basis that the offer had serious distortive effects on competition in the market. The case is pending.

      In November 2004, the Competition Authority received a complaint from Tele2 in connection with Telenor’s launch of “Mini”, a fixed telephone service subscription targeted at consumers who make limited use of the fixed telephone service. This service is offered with a low fixed fee and high traffic rates. Tele2 maintains that the service involves margin squeeze, as the fixed fee is lower than the fee Telenor charges Tele2 pursuant to the agreement for resale of fixed telephone access between the two parties. Tele2 has asked for an interim decision. The Competition Authority notified Telenor of this complaint and requested information about the alleged restrictive behavior. Telenor filed an answer with the Competition Authority in December 2004. On February 9, 2005, the Competition Authority rejected Tele2’s request for an interim decision. The case is still pending.
      In January 2005, NetCom filed a complaint with the Competition Authority alleging that Telenor has infringed a previous decision by the Authority prohibiting Telenor from entering into exclusive distribution agreements for mobile subscriptions. This complaint also alleges that Telenor has circumvented the Competition Authority’s decision by distributing mobile subscriptions through a franchise company in which it holds a 49% ownership interest. Telenor filed an answer with the Competition Authority in January 2005. The case is pending.
      In February 2005, NetCom filed a complaint with the Competition Authority alleging that Telenor’s launch of its Total-customer concept involves an illegal bundling of separate services. According to the concept, private customers buying Internet, mobile and fixed phone services from Telenor are granted a rebate of 5%. Telenor submitted its answer to the Competition Authority in March 2005. The case is pending.
      In August 2004, Telenor acquired the Norwegian branch of the Internet provider, Tiscali. Telenor notified the Competition Authority of the acquisition in September 2004. Despite the small market shares held by Tiscali AS, Telenor was, in December 2004, notified by the Competition Authority that it intended to prohibit the acquisition. On March 15, 2005, the Competition Authority formally approved Telenor’s acquisition of Tiscali.
      We do not believe that any of the cases pending before ESA and the Competition Authority are likely to have a material adverse effect on us.
Consumer Protection Issues
      From time to time, our competitors and customers file complaints with the Norwegian Data Inspectorate (Datatilsynet) or with the Consumer Ombudsman (Forbrukerombudet). The Consumer Ombudsman, in particular, has actively monitored our and other telecommunications operators’ marketing activities and standard consumer contracts. Among other things, the Consumer Ombudsman has required mobile operators to restrict the duration of lock-in periods and the conditions for terminating the contract within the specified lock-in period.
      We do not believe that any of the cases pending before the Norwegian Data Inspectorate (Datatilsynet) or with the Consumer Ombudsman (Forbrukerombudet) are likely to have a material adverse effect on us.
Gender Equality
      In order to promote gender equality, the Norwegian Parliament has adopted provisions requiring both genders to be represented on the boards of directors in all state-owned enterprises. For such companies, there shall be a minimum number of both men and women represented. This minimum number is approximately 40%. The exact number will vary depending on the total number of directors on each board.
      Unless the government postpones the deadline, the same requirements will be applicable to privately-owned companies, including Telenor, as of August 15, 2005. There will be a 2 year transitional period before companies will be required to satisfy this requirement. Telenor currently complies with the legislation.

ORGANIZATIONAL STRUCTURE
      Telenor ASA is a holding company that holds a majority of the group assets through various subsidiaries, which it owns or invests in. Each of the following is a significant subsidiary of Telenor ASA: Telenor Mobile Communications AS, Telenor Mobile Holding AS, Telenor Telecom Solutions AS, Telenor Interkom Verwaltung GmbH, Telenor Mobil AS, Sonofon Holding A/S, Kyivstar GSM JSC, Pannon GSM RT and GrameenPhone Ltd. You should read “Item 19: Exhibits — Exhibit 8” for additional information on our significant subsidiaries. For information on our new business structure, you should read “Strategy — Organization”.
PROPERTY, PLANTS AND EQUIPMENT
      Our principal executive offices are located at Snarøyveien 30, N-1331 Fornebu, Norway and comprise 147,000 square meters of office space. The total area of all our properties comprises 800,000 square meters. Substantially all of these properties are used for telecommunications and computer installations, service outlets, research and design centers and offices. Generally, we own most of our properties, although we also lease space in a number of locations. We currently lease approximately 160,000 square meters of office space pursuant to lease agreements
      Set forth below is a summary of our lease obligations through 2009:

	2005	2006	2007	2008	2009	After 2009

	(NOK in millions)
Total lease obligations	151	90	72	65	58	218
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
ITEM 5:     OPERATING AND FINANCIAL REVIEW AND PROSPECTS
INTRODUCTION
      The following discussion should be read in conjunction with our consolidated financial statements, which have been prepared in accordance with Norwegian GAAP, which differ in certain respects from US GAAP. For a reconciliation of the material differences between Norwegian and US GAAP, you should read note 32 to our consolidated financial statements.
      Due to the growth of our international mobile operations, we have determined that, commencing with the fiscal year ended December 31, 2004, Telenor Mobile can no longer be presented as one segment and we have identified those mobile operations that due to their increased significance for Telenor should be reported as separate segments. The new segments are: Telenor Mobil (Norway); Sonofon (Denmark); Pannon GSM (Hungary); DiGi.Com (Malaysia); Kyivstar (Ukraine); GrameenPhone (Bangladesh); and Other mobile operations/eliminations, which comprises Telenor Mobile Sweden, ProMonte GSM (Montenegro) and Telenor Pakistan, as well as eliminations of intragroup transactions among our mobile operations. The comparable figures for previous years have been restated to reflect the new segment structure.
      We are exposed to risks and uncertainties which could have a material adverse effect on our business, financial condition, liquidity, results of operations or prospects. Such risks and uncertainties relate to, among other things:

•	increased competition;

•	the political, economic and legal environment in the foreign countries in which we operate;

•	our exposure to currency exchange rate fluctuations, when reporting in Norwegian Krone;

•	regulatory developments both in and outside Norway.
      You should read “Item 3: Key Information — Risk Factors” for a more detailed discussion of these risks and uncertainties. In addition, this Item 5 may contain certain forward-looking statements. You should read “Cautionary Statement Regarding Forward-Looking Statements” in this annual report on Form 20-F for a more detailed discussion of forward-looking statements.
GROUP OVERVIEW
      In 2004, our group results improved. Profit before taxes was NOK 8.8 billion in 2004 compared to NOK 7.4 billion in 2003. Profit before taxes in 2004 included net expenses for gains and losses, workforce reductions, loss contracts and write-downs of approximately NOK 0.4 billion compared to an income in 2003 of approximately NOK 1.1 billion. The underlying improvement, taking into account these gains and losses, expenses for workforce reductions and loss contracts and write-downs, was primarily due to increased revenues from our international mobile operations.
      Our international mobile operations, especially those in emerging markets, experienced a significant growth in 2004 and are increasingly important for our business and results of operations. In 2004, we consolidated Sonofon and ProMonte GSM as a result of the acquisition of the ownership interest in each of these two companies which we did not already own. In our Norwegian fixed-line operations, a mature market with increased competition, we experienced a slight decrease in our revenues. However, our operating profit margin in Fixed Norway increased due to reduced depreciation and amortization charges. In Broadcast, we increased our number of subscribers, revenues and EBITDA.
      We increased our capital expenditure in 2004 compared to 2003 primarily due to the expansion of the network capacity of our international mobile operations as a consequence of strong growth in the number of subscriptions. Capital expenditure in 2004 included NOK 2.4 billion for the purchase of a license for mobile telephony in Pakistan and a UMTS licence in Hungary and NOK 0.6 billion for the acquisition of an ownership interest in a new satellite. High capital expenditure is expected for 2005, where capital expenditure in proportion to revenues is expected to be in line with or exceed the 2004 level. Capital expenditure is expected to be driven by considerable network investments in Kyivstar, Telenor Pakistan, GrameenPhone and DiGi.Com. In addition, we expect further UMTS investments.
      The actual amounts and the timing of our capital expenditure may vary substantially from our estimates.
      Concurrent with the increase in our capital expenditure, we generated significant and increased cash flows from our operations in 2004 and received payments for the sale of shareholdings. However, our net debt increased slightly during 2004 due to the consolidation of Sonofon. Our current strategic focus is on preserving our market shares and continuing to streamline and realize synergies across our operations.
      For an overview of the results of our mobile operations, Fixed and Broadcast, you should read “— Results of Operations — Mobile operations — Overview”, “— Results of Operations — Telenor Fixed — Overview” and “— Results of Operations — Telenor Broadcast — Overview”.

RESULTS OF OPERATIONS — GROUP
Revenues

	2002	2003	2004

	(NOK in millions)
External revenues
External revenues excluding gains on disposal of fixed assets and operations
Telenor Mobil — Norway	9,441	9,639	10,508
Sonofon — Denmark	—	—	4,346
Pannon GSM — Hungary	4,502	5,368	5,858
DiGi.Com — Malaysia	2,702	3,170	3,950
Kyivstar — Ukraine	708	2,634	4,344
GrameenPhone — Bangladesh	1,589	1,535	2,202
Other mobile operations	137	137	357
Total mobile operations	19,079	22,483	31,565
Fixed	18,338	18,787	17,430
Broadcast	3,366	4,641	5,211
EDB Business Partner	3,383	3,210	3,311
Other business units	4,255	3,539	2,979
Corporate functions and Group activities	247	229	256
Total external revenues excluding gains	48,668	52,889	60,752
Gains on disposal of fixed assets and operations	158	232	550
Total external revenues	48,826	53,121	61,302
      External revenues excluding gains on disposal of fixed assets and operations increased by 14.9% in 2004 compared to 2003. In 2004, 52% of our external revenues derived from our mobile operations, compared to 43% in 2003. Part of the increase in external revenues in the Mobile operations was due to the consolidation of Sonofon and ProMonte GSM. In addition, there was an underlying growth in the Mobile operations both in Norway and especially abroad. The increase in revenues in Telenor Mobil — Norway compared to 2003, was primarily due to the increase in number of subscriptions. We also experienced increased competition, especially in the more mature markets such as Denmark and Hungary, with a decrease in our market share. Several markets experienced high growth in number of subscriptions.
      External revenues in Fixed decreased by 7.2% in 2004 compared to 2003, primarily due to the sale of our operations in Fixed — Russia as of December 1, 2003 and the sale of parts of our Operating Services business to EDB Business Partner as of May 1, 2004. Adjusted for this, external revenues in Fixed — Norway decreased slightly in 2004 compared to 2003 due to a decrease in the number of subscriptions, partially offset by increased sales of ADSL and increased sales in the wholesale market.
      External revenues in Broadcast increased by 12.3%, primarily due to increased number of subscribers, partially offset by reduced revenues from analog satellite transmission.
      EDB Business Partner’s external revenues increased by 3.1% partially due to the acquisition of the Operating services business, effective May 1, 2004, from Fixed Norway. External revenues from Other business units decreased by 15.5% primarily due to disposals of operations and a decrease in revenues in Satellite Services.
      External revenues excluding gains on disposal of fixed assets and operations increased by 8.7% in 2003 compared to 2002. In 2003, 43% of our external revenues derived from our mobile operations, compared to 39% in 2002. Part of the increase in external revenues in our mobile operations was due to the full-year effect of the consolidation of Kyivstar and Pannon GSM. In addition, there was an underlying growth in our mobile operations both in Norway and abroad. Measured in Norwegian Krone, the increase was partially offset by the strengthening of the Norwegian Krone compared to some other currencies, especially the Malaysian Ringgit, the functional currency of DiGi.Com, and the Takka, the functional currency of

GrameenPhone in Bangladesh. However, the growth in Norway decreased compared to previous years, mainly due to a reduction in the number of subscriptions and reduced prices. We also experienced increased competition both in Norway and abroad, especially in the more mature markets, such as Hungary.
      External revenues in Fixed increased by 2.4% in 2003 compared to 2002, mainly due to the consolidation of Utfors AB in Sweden from December 31, 2002. External revenues in Fixed — Norway decreased slightly in 2003 compared to 2002 due to a decrease in the number of subscriptions and reduced market shares, partially offset by increased sales of ADSL and increased sales in the wholesale market. Effective from December 1, 2003, we sold our operations in Fixed — Russia in exchange for an equity interest in the listed Russian fixed-line operator Golden Telecom. This transaction is expected to result in a decrease in our revenues from Fixed — Russia in 2004 as Golden Telecom is accounted for as an associated company using the equity method. External revenues in Broadcast increased by 37.9%, mainly due to the full-year effect of the consolidation of Canal Digital, partially offset by reduced revenues from analog satellite transmission. EDB Business Partner’s external revenues decreased by 5.1% due to reduced overall demand, except for IT Operations, and the discontinuance of the Consulting area. External revenues from Other business units decreased by 16.8% mainly due to disposals of operations and a decrease in revenues in Satellite Services due to the strengthening of the Norwegian Krone against the US Dollar.
      Gains on disposal of fixed assets and operations in 2004 were primarily the sale of parts of the Telecom business of EDB Business Partner and the sale of our subsidiaries Venture III AS, Securinet AS and Transacty AS. Gains on disposal of fixed assets and operations in 2003 were primarily due to sales of properties in corporate functions and Group activities and the disposal of businesses in most business areas. Gains on disposal of fixed assets and operations in 2002 were due primarily to the sale of properties and some operations in corporate functions and Group activities.
      The table below shows our revenues broken down by operations in and outside Norway. Our proportional share of revenues from our associated companies and joint ventures are not included in our consolidated revenues. Some of our international operations are carried out in associated companies and joint ventures, especially mobile operations. The revenues in the table for consolidated companies are based on company location and do not include gains on disposal of fixed assets and operations. Revenues outside Norway have increased in recent years due to the increased number of consolidated foreign entities as well as underlying growth in existing operations, especially in our mobile operations. Effective from February 12, 2004, we consolidated Sonofon in Denmark, and effective from August 12, 2004, we consolidated ProMonte GSM in Montenegro. This was partially offset by reduced revenues from Fixed — Russia and Nextra International due to the disposal of these operations in 2003.

	2002	2003	2004

	(NOK in millions)
Consolidated revenues
Norway	33,085	33,409	33,461
Outside Norway	15,583	19,480	27,291

Total revenues excluding gains	48,668	52,889	60,752

Operating Expenses
Costs of materials and traffic charges

	2002	2003	2004

	(NOK in millions)
Traffic charges — network capacity	6,463	7,183	9,001
Traffic charges — satellite capacity	1,527	1,343	1,190
Costs of materials etc.	4,495	4,569	5,895

Costs of materials and traffic charges	12,485	13,094	16,087

      Traffic charges — network capacity expenses consist primarily of traffic charges for providing fixed and mobile services. Of the increase in traffic charges — network capacity costs in 2004 compared to 2003, approximately NOK 1.1 billion was due to the net effect of purchased and sold companies, primarily the consolidation of the formerly associated company Sonofon. In addition, traffic charges — network capacity costs increased primarily due to an increase in the number of subscriptions in our mobile operations. Traffic charges — network capacity costs decreased in our Fixed business area, primarily due to decreased traffic in Norway and reduced termination charges for traffic to the mobile networks in Norway.
      Traffic charges — satellite capacity expenses are primarily related to sales of satellite broadcasting services (Broadcast) and satellite mobile services and satellite capacity services (Satellite Services). Rent of satellite capacity in Broadcast was reduced due to price reductions and the purchase of our ownership interest of a new satellite.
      Our mobile operations and Broadcast business area in the aggregate generated approximately 75% of our total costs of materials etc. in 2004, primarily due to sales of customer equipment in our mobile operations and TV-program fees and equipment in Broadcast. The net effect of purchased and sold companies, primarily the acquisition of Sonofon, increased our costs of materials by approximately NOK 0.7 billion in 2004. In addition, the increase in the costs of materials etc. was due to increased sales of set-top boxes in Broadcast and handsets in our mobile operations. We also increased our cost of materials for building of networks coordinated by our Fixed business area for use within Telenor and consequently taken to income through the line item “own work capitalized” (for further discussion of own work capitalized, you should read “— Own work capitalized” below).
      The increase in network capacity costs in 2003 compared to 2002 was primarily due to acquired businesses in our mobile and Fixed operations. This was partially offset by the effect of the strengthening of the Norwegian Krone against several currencies and the disposals of some operations in Other business units. Fixed had also a reduction in network capacity costs due to reduced volume and prices for some of the products.
      The decrease in satellite capacity costs in 2003 compared to 2002 was mainly due to lower volumes, lower prices and the strengthening of the Norwegian Krone against the US Dollar.
      The mobile operations and Broadcast business area in the aggregate generated approximately three-fourths of our total costs of materials etc. in 2003, primarily due to sales of customer equipment in our mobile operations and TV-program fees in Broadcast. The increase in costs of materials etc. was primarily due to the full-year effect of the consolidation of Canal Digital, which more than offset the decrease due to the disposal of operations in “Other business units” and discontinuance of revenues and costs of materials for handsets in GrameenPhone in 2003. Fixed — Norway also reduced costs of materials due to lower production within operating services.
Own work capitalized

	2002	2003	2004

	(NOK in millions)
Costs of materials etc.	29	25	162
Salaries and personnel costs	303	301	311
Other operating expenses	235	245	84

Total own work capitalized	567	571	557

      Own work capitalized is presented as a separate caption and is not netted against the related expenses in the profit and loss statement. The various Group companies consolidated in Telenor perform work on their own long-lived assets, which are capitalized, if appropriate. The Group companies expense the related costs in the line items costs of materials, salaries and personnel costs, or other operating expenses as appropriate. The costs that are capitalized are then reversed as change in own work capitalized. Several companies in the Group perform work on and deliver long-lived assets to other Group companies. The purchasing company capitalizes these long-lived assets. For the Group as a whole this is regarded as a change in own work capitalized and the expenses recorded in the selling companies are reversed as a change in own work capitalized for the Group. Own work capitalized in 2004 was in line with 2003. However, the construction of Mobile and Broadcast networks, performed by our Fixed business area, increased in 2004 compared to 2003. The increase was offset by a decrease in work on long-lived assets in other business areas and the sale of parts of the Telecom business of EDB Business Partner, on which the capital expenditure now is purchased from external parties.
Salaries and personnel costs

	2002	2003	2004

	(NOK in millions)
Salaries and holiday pay	7,659	7,248	7,530
Social security tax	1,168	1,151	1,142
Pension costs including social security tax	789	760	932
Other personnel costs	488	402	417

Total salaries and personnel costs	10,104	9,561	10,021

      Purchase and sale of companies had only a minor effect on the increased total salaries and personnel costs in 2004 compared to 2003.
      Salaries and holiday pay increased, primarily due to general wage increases and increased number of employees in our mobile operations as a consequence of increased activity.
      Social security tax varies as a percentage of salaries and holiday pay between the years due to different rates of social security taxes in different countries.
      The number of full-time equivalent employees at December 31, 2004 increased by approximately 1,450 compared to December 31, 2003. The number of full-time equivalent employees outside of Norway increased by approximately 2,050. In Norway, we reduced the number of full-time equivalent employees by approximately 600. The increase outside of Norway was primarily due to the consolidation of Sonofon and ProMonte and the establishment of our operations in Pakistan. The decrease in Norway was primarily due to sale of businesses, including the sale of parts of the Telecom business in EDB Business Partner. The purchase and sale of businesses in 2004 increased the total number of our full-time equivalent employees by approximately 1,000. The average number of full-time equivalent employees was estimated to be approximately 450 lower in 2004 compared to 2003.
      Pension costs increased in 2004 compared to 2003. In 2004, Telenor joined the employers’ association NHO and our agreement-based early retirement plan (AFP) was transferred to NHO. AFP through NHO is a multiemployer plan. Until the administrator of the plan is able to calculate Telenor’s share of assets and liabilities in this plan, Telenor has to account for this plan as a contribution plan, as opposed to a defined benefit plan. Due to the change to AFP through NHO, in 2004 we expensed the remaining non-amortized prior service costs related to the previous AFP arrangement and expensed AFP-pension premiums, partially offset by a reduction of the previously recognized AFP-liability. These changes contributed to increased costs for AFP of approximately NOK 25 million in 2004 compared to 2003.
      During 2004, long-term interest rates in Norway were reduced. We reduced our estimated discount rate as of December 31, 2004 accordingly. This contributed to an increase in the estimated net present value of our pension obligations and non-amortized actuarial losses as of December 31, 2004. However, the increase in non-amortized actuarial losses was offset by the effect of changing the method of accounting for AFP and a higher than estimated return on pension plan assets, primarily due to the increase in share prices.
      Starting from 2005, we will report according to the International Financial Reporting Standards (IFRS). As a transition effect we will record our non-amortized actuarial losses to equity in our IFRS accounts as of January 1, 2004. In the IFRS calculation we also expect to reduce our discount rate as of January 1, 2004 and December 31, 2004, which will increase the estimated fair value of our pension obligations and our actuarial losses as of January 1, 2004. As a consequence of this, we expect that amortization of actuarial losses will decrease in the coming years, starting from the comparable IFRS figures for 2004, compared to the current Norwegian GAAP figures. You should read “Critical Accounting estimates under Norwegian GAAP” and note 7 to our consolidated financial statements for additional information about our pension costs.
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
      Pension costs, including social security tax in 2003, were approximately in line with 2002. Increased amortization of actuarial losses and increased interest expenses offset the positive effect of workforce reductions and a lower than estimated increase in salaries. During 2003, long-term interest rates in Norway were significantly reduced and we reduced our estimated discount rate as of December 31, 2003 accordingly. This contributed to an increase in the net present value of our pension obligations and non-amortized actuarial losses as of December 31, 2003, which was partially offset by a higher than estimated return on pension plan assets resulting primarily from the increase in share prices.
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
      Pension costs in 2002 included a one time NOK 82 million effect related to the accounting of previously granted pension benefits in Teleservice and Fixed. Actuarial losses increased in the period 1999 to 2002 mainly due to the reduction in the discount rate implemented as of December 31, 1999, as well as a lower actual return on plan assets than estimated resulting from the reduction in share prices in the course of the period 1999 to 2002. In addition, salary increases and pensions adjustments, which were higher than we had originally estimated, contributed to an increase in actuarial losses.
Other operating expenses

	2002	2003	2004

	(NOK in millions)
Costs of premises, vehicles, office equipment, etc.	2,196	1,768	1,863
Operation and maintenance	3,418	3,556	3,632
Travel and travel allowances	560	474	482
Postage, freight, distribution and telecommunication	327	281	296
Concession fees	425	505	582
Marketing and sales commission	2,069	2,583	3,838
Advertising	916	1,187	1,415
Bad debt	337	209	248
Consultancy fees and external personnel	1,394	1,327	1,350
Workforce reductions and loss contracts(1)	982	287	898
Other	564	329	268

Total other operating expenses	13,188	12,506	14,872

	2002	2003	2004

	(NOK in millions)
(1) Specification of expenses for workforce reductions and loss contracts
Total mobile operations	120	(21)	630
Fixed	311	6	86
Broadcast	65	7	5
EDB Business Partner	111	223	33
Other business units	56	38	28
Corporate functions and Group activities	272	34	116
Eliminations	47	—	—

Total	982	287	898

Other business units — previously granted pension benefits in Teleservice	66	—	—

Total(1)	1,048	287	898

(1)	This line item corresponds to the same line item in the table with the breakdown of “other operating expenses” set forth above, except for 2002, where NOK 66 million related to previously granted pension benefits in Teleservice is included in “salaries and personnel costs”.
      Other operating expenses increased by approximately NOK 2.4 billion, or 18.9%, in 2004 compared to 2003. The consolidation of Sonofon contributed to this increase by approximately NOK 1 billion.
      Costs for marketing, sales commissions and advertising increased by approximately NOK 1.5 billion, of which approximately NOK 0.4 billion was due to Sonofon. The increase was primarily due to the significant increase in the number of new subscriptions, primarily in our mobile operations, but also in our Broadcast business area.
      The increased expenses for workforce reduction and loss contracts of NOK 0.6 billion 2004 compared to 2003 was primarily due to provision of NOK 562 million for the estimated loss on the MVNO contract (Mobile Virtual Network Operator) in Telenor Mobile Sweden. You should read note 11 to our consolidated financial statements for additional information about costs for workforce reductions and loss contracts. The preceding table shows the breakdown of expenses for workforce reductions and loss contracts by operations in 2002, 2003 and 2004.
      Increased costs for concession fees were primarily related to increased costs for Universal Service Obligations in DiGi.Com, partially offset by a reduction in these costs for Pannon GSM in 2004 compared to 2003.
      Other operating expenses decreased by approximately NOK 0.7 billion, or 5.2%, in 2003 compared to 2002. Reduced expenses for workforce reductions and loss contracts of NOK 0.7 billion was partially offset by the net effect of approximately NOK 0.5 billion from companies acquired and disposed of during 2002 and 2003. In 2002, we began implementing our program to improve operational efficiency, Delta 4, which contributed to reducing other operating expenses in both 2002 and 2003.
      Reduced costs of premises, vehicles and office equipment in 2003 compared to 2002 were due to the replacement of leased properties with owned properties, especially our new headquarters at Fornebu outside of Oslo, and increased cost efficiency.
      Increased operation and maintenance expenses in 2003 compared to 2002 were mainly due to the full-year effect of the consolidation of mobile and Broadcast companies and higher activity in our international mobile operations. The increase was partially offset by decreased activity in EDB Business Partner and cost reductions in Fixed and Mobile Norway.
      Our total marketing, sales commissions and advertising expenses increased by NOK 0.8 billion in 2003 compared to 2002. The increase occurred mainly in our mobile operations, partially due to the full-year effect of consolidation of companies and partially as a result of increased competition and a growth in the gross inflow of subscriptions.
      Reduction in bad debt in 2003 compared to 2002 was due to our increased focus on collection and reduced need for provisions for losses.
      In 2003, expenses for workforce reductions and loss contracts were mainly incurred in EDB Business Partner.
      In 2002, we began implementing our program to improve operational efficiency, Delta 4, which contributed to reducing other operating expenses, in particular consultancy fees, external personnel and travel costs, and increased expenses for workforce reductions. Of the amount expensed in 2002, approximately NOK 0.7 billion was related to workforce reduction, and NOK 0.2 billion was related to loss contracts, especially leases of property which we have vacated.
Losses on disposal of fixed assets and operations
      Losses on disposal of fixed assets and operations totaled NOK 74 million in 2004. Losses on disposal of fixed assets and operations totaled NOK 229 million in 2003, of which the disposal of Nextra International companies contributed NOK 176 million. Losses of NOK 147 million in 2002 included losses in connection with the disposal of companies, mainly related to the bankruptcy of our former subsidiary Itworks AS.
Depreciation, Amortization and Write-downs

	2002	2003	2004

	(NOK in millions)
Depreciation of tangible assets	7,624	7,986	7,753
Amortization of goodwill	1,002	686	939
Amortization of other intangible assets	1,610	1,925	2,931

Total depreciation and amortization(1)	10,236	10,597	11,623

Write-downs of tangible assets	424	104	282
Write-downs of goodwill	2,632	16	2,194
Write-downs of other intangible assets	497	25	120
Total write-downs(2)	3,553	145	2,596

Total depreciation, amortization and write-downs	13,789	10,742	14,219

(1)	Specification of depreciation of tangible assets, amortization of goodwill and amortization of other intangible assets in 2002, 20023 and 2004:

	2002			2003			2004

			Other			Other			Other
	Tangible		Intangible	Tangible		Intangible	Tangible		Intangible
	Assets	Goodwill	Assets	Assets	Goodwill	Assets	Assets	Goodwill	Assets

	(NOK in millions)
Total mobile operations	2,232	509	1,038	2,674	400	1,234	3,147	678	2,247
Fixed	3,858	134	374	3,774	(95)	431	3,174	(105)	399
Broadcast	679	133	32	755	197	78	603	192	92
EDB Business Partner	224	166	3	223	151	1	242	158	1
Other business units	359	60	163	305	34	152	267	30	75
Corporate functions and Group activities	362	—	—	355	—	29	326	—	58
Eliminations	(90)	—	—	(100)	(1)	—	(6)	(14)	59

Total	7,624	1,002	1,610	7,986	686	1,925	7,753	939	2,931

(2)	Specification of write-downs of tangible assets, goodwill and other intangible assets in 2002, 2003 and 2004:

	2002			2003			2004

			Other			Other			Other
	Tangible		Intangible	Tangible		Intangible	Tangible		Intangible
	Assets	Goodwill	Assets	Assets	Goodwill	Assets	Assets	Goodwill	Assets

	(NOK in millions)
Total mobile operations	33	2,138	118	33	—	2	251	2,190	78
Fixed	340	160		19	—	5	13	2	—
Broadcast	47	—	83	15	—	3	13	—	7
EDB Business Partner	8	356	—	12	16	—	—	—	—
Other business units	5	31	296	22	—	15	2	2	35
Corporate functions and Group activities	—	—	—	3	—	—	3	—	—
Eliminations	(9)	(53)	—	—	—		—	—	—

Total	424	2,632	497	104	16	25	282	2,194	120

      Increased amortization of goodwill and other intangible assets in 2004 compared to 2003 was primarily due to the consolidation of Sonofon. Reduced depreciation of tangible assets in 2004 compared to 2003 was primarily due to reduced capital expenditure over the latest years in our Norwegian Fixed networks business and our Broadcast business. Telenor Mobile Norway also showed reduced depreciation. This was partially offset by the net effect of purchased and sold businesses of approximately NOK 0.3 billion, and increased depreciation due to increased capital expenditure in our foreign mobile operations.
      As of December 31, 2004, we wrote down goodwill in Sonofon by NOK 2,190 million. In 2004, the Danish market was characterized by intense competition and price reductions. Our assessment of the write-down of goodwill in Sonofon was due to Sonofon’s slower than expected growth and a review of our expectations of the company’s growth potential as of year-end 2004. The assessment of the fair value was based on various valuation methods, with assistance of external valuations experts. In addition, we wrote down equipment by NOK 215 million related to our transmission network in Sonofon, based on expected cash flows. We also made write-downs of NOK 75 million, of which NOK 61 million was other intangible assets, as a consequence of the reduced expectations for our mobile business in Sweden. If, among other things, market values decline and market conditions deteriorate, we may have to continue to perform impairment tests, as well as the annual impairment test of goodwill according to US GAAP. You should read “Critical Accounting Estimates under Norwegian GAAP” for additional information on our impairment tests and “Other Information” for additional information on the differences between US GAAP and Norwegian GAAP.
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
      Reduced amortization of goodwill in 2003 compared to 2002 was primarily due to write-downs at the end of 2002, especially related to DiGi.Com and amortization of negative goodwill related to Utfors, partially offset by the full-year effect of the consolidation of businesses.
      Write-downs in 2003 were not significant. Generally, increased market values for our businesses lead to the conclusion that none of our material investments was impaired.

      We made significant write-downs in 2002, mainly due to a decline in market values and depressed market conditions in some of our operations. In 2002, we evaluated the carrying values of our assets, and we made the resulting write-downs based on the market conditions and asset-specific circumstances in each period.
      Of our total write-downs of goodwill in 2002, NOK 2,138 million was related to the mobile operation DiGi.Com as a result of continued low publicly quoted share prices. The write-down was based on the publicly quoted share price at December 31, 2002, adjusted to reflect a control premium. In Fixed, in 2002, we wrote down goodwill related to our managed services and to our Internet operations in the Czech Republic and Slovakia. In 2002, goodwill in EDB Business Partner related to the Banking & Financing area and the Consulting area was written down by NOK 356 million based on discounted cash flows.
      The write-downs of other intangible assets in our mobile operations in 2002 related mainly to parts of our IT-systems portfolio that were no longer in use. The write-downs of tangible assets in our Fixed business area in 2002 mainly related to Fixed — Norway. In connection with the integration of our operating service business in Fixed — Norway with our internal IT operating environment, we decided to reduce the number of operating platforms and focus the activity of the operations. We also made write-downs based on evaluations of the value of service contracts, platforms and equipment in Fixed — Norway.
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
Operating Profit (Loss) and EBITDA
      Our operating profit (loss) in the period 2002 to 2004 was affected by gains and losses on sales of fixed assets and operations, expenses for workforce reductions and loss contracts as well as write-downs, as illustrated below. We believe that information about and discussion of these items may explain in part the development of our operating performance in this period.

	2002	2003	2004

	(NOK in millions)
Operating profit	(320)	7,560	6,602
Of which:
Gains on disposal of fixed assets and operations	158	232	550
Losses on disposal of fixed assets and operations	(147)	(229)	(74)
Expenses for workforce reductions and loss contracts(1)	(1,048)	(287)	(898)
Write-downs of tangible and intangible assets(2)	(3,553)	(145)	(2,596)

Total gains, losses, expenses for workforce reductions and loss contracts and write-downs	(4,590)	(429)	(3,018)

(1)	For a breakdown of our expenses for workforce reductions, and loss contracts, you should read “Other operating expenses”.

(2)	For a breakdown of our write-downs, you should read “— Depreciation, amortization and write-downs”.
      Our operating profit in 2004 was to a large extent affected by gains and losses, expenses for workforce reductions, loss contracts, and write-downs. We discuss these items above under “— Revenues”, “— Operating expenses” and “— Depreciation, amortization and write-downs”. The decrease in our operating profit in 2004 compared to 2003 was to a large extent affected by these items. Adjusted for these items, most of our operations increased operating profit in 2004 compared to 2003 primarily due to growth in revenues. In addition, amortization of net excess values increased in 2004 compared to 2003 due to the consolidation of Sonofon.

      Our operating profit in 2003 was to a limited extent affected by gains and losses, expenses for workforce reductions etc., and write-downs. We discuss these items above under “— Revenues”, “— Operating expenses” and “— Depreciation, amortization and write-downs”. Our operating profit increased in 2003 compared to 2002 due to the effect of these items, our focus on increasing operational efficiency and underlying growth. The full-year effect of the consolidation of acquired companies, especially Kyivstar, and the decrease in depreciation and amortization as a result of the significant write-downs made in 2002 also contributed to the increase.
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
      The following table shows the reconciliation of EBITDA to net income.

	2002	2003	2004

	(NOK in millions)
Net income (loss)	(4,298)	4,560	5,358
Minority interests	(358)	490	1,244
Taxes	(480)	2,376	2,244
Profit (loss) before taxes and minority interests	(5,136)	7,426	8,846
Net financial items	2,366	1,365	(1,526)
Associated companies	2,450	(1,231)	(718)
Operating profit (loss)	(320)	7,560	6,602
Depreciation and amortization	10,236	10,597	11,623
Write-downs	3,553	145	2,596
EBITDA	13,469	18,302	20,821
      Our EBITDA increased in 2004 compared to 2003 due to the underlying increase in revenues and the positive effect of the consolidation of companies.
      Our EBITDA increased in 2003 compared to 2002 due to the positive effect of the consolidation of acquired companies, the underlying increase in revenues and the increased efficiency of our operations, including the positive effect from the cost reduction measures.
      You should read “— Results of Operations” for a more detailed discussion of operating profit and EBITDA for our segments. The tables showing the breakdown of expenses for workforce reductions, loss contracts and exit from activities under “— Other operating expenses” and the breakdown of our write-downs under “— Depreciation, amortization and write-downs” contribute to explaining the development of operating profit in each business area.

Associated Companies

	2002	2003	2004

	(NOK in millions)
Telenor’s share of:(1)
Net income (loss) after taxes	341	329	912
Amortization of Telenor’s net excess values	(862)	(579)	(226)
Write-downs of Telenor’s excess values	(1,965)	(26)	—
Net gains on disposal of ownership interests	36	1,507	32

Net result from associated companies	(2,450)	1,231	718

(1)	The figures are partially based on our management’s estimates in the preparation of our consolidated financial statements. Our consolidated profit and loss statement contains only the line item “net result from associated companies”. Our share of the other items shown in the table is not included in our consolidated financial statements, but this information is set forth in note 16 to our consolidated financial statements. Net excess values are the difference between our acquisition cost and our share of equity at the time of the acquisition of the associated companies.
      You should read note 16 “Financial Assets” to our consolidated financial statements for additional information on our associated companies.
      The results from associated companies were influenced by our acquisitions, disposals and consolidation of subsidiaries in 2002, 2003 and 2004 and by our write-downs in 2002. Pannon GSM was consolidated as a subsidiary as of February 4, 2002, Canal Digital was consolidated as a subsidiary as of June 30, 2002 and Kyivstar was consolidated as a subsidiary as of September 1, 2002. VIAG Interkom and Esat Digifone were sold at the beginning of 2001. Extel was sold at the end of 2002 and StavTeleSot at the beginning of 2003 to VimpelCom-Region. On April 30, 2003, we announced the sale of a 9% shareholding in Cosmote and, as a result, Cosmote is no longer accounted for as an associated company. In February 2004, we disposed of our remaining interest in Cosmote. We acquired 37% of Glocalnet AB as of December 31, 2002 and 20.4% of Golden Telecom as of December 1, 2003. Sonofon and ProMonte were consolidated as subsidiaries as of February 12, and August 12, 2004, respectively.
      The increase in net income after taxes from associated companies in 2004 compared to 2003 was primarily due to the growth in VimpelCom and reduced losses in Bravida ASA. At the end of 2004, Bravida ASA disposed of parts of its businesses, including the Telecom business that was transferred from Telenor in 2000. Bravida ASA recorded a gain on sale in 2004, but also incurred expenses for loss contracts and employee termination. In 2003 the results in Bravida ASA were affected by restructuring charges and write-downs.
      The decrease in amortization of Telenor’s net excess values in 2004 compared to 2003 was primarily due to Sonofon being consolidated as a subsidiary from February 12, 2004.
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

      Net gains on disposal of ownership interests in 2003 primarily related to the sale of shares in Cosmote.
      Net income after taxes in 2002 reflected a write-down of OniWay of NOK 316 million recorded at the end of 2002.
      Write-downs of our net excess values in 2002 were mainly related to Sonofon, with NOK 1 billion and DTAC/UCOM, with NOK 881 million. During 2002, the market values of mobile companies continued to decline and the write-downs were made on the basis of discounted cash flows and comparison to the value of similar companies, in the case of Sonofon, and quoted share prices in the case of DTAC/UCOM. You should read “Other Issues — Critical Accounting Estimates under Norwegian GAAP” for additional information about our write-downs. Gains on disposal in 2002 related to the sale of Extel.
Financial Income and Expenses

	2002	2003	2004

	(NOK in millions)
Interest income	476	484	394
Other financial income	91	102	102
Total financial income	567	586	496
Interest expenses	(1,901)	(2,033)	(1,585)
Other financial expenses	(96)	(45)	(67)
Capitalized interest	164	55	117
Total financial expenses	(1,833)	(2,023)	(1,534)
Net foreign currency gain (loss)	(311)	(1)	(87)
Gains on disposal of financial assets	59	95	2,630
Losses on disposal of financial assets	(31)	(91)	(17)
Write-downs and reversal of write-downs of financial assets	(817)	69	38
Net gains (losses on and write-downs) of financial assets	(789)	73	2,651

Net financial items	(2,366)	(1,365)	1,526

      The decrease in interest income in 2004 compared to 2003 was due to a lower level of interest-bearing financial assets and reduced interest rates. The decrease in interest-bearing financial assets was primarily due to repayment of debt, the acquisition of Sonofon, the share buy-back and the payment of dividends.
      Interest expenses decreased in 2004 compared to 2003 due to lower interest-bearing liabilities on average during 2004 and reduced interest rates. The decrease in interest bearing liabilities was primarily due to repayment of debt at maturity.
      Total interest expenses reflect our composition and structure of liabilities with floating rates, fixed rates and higher interest rates on liabilities in some subsidiaries with external financing. Average interest rates for Telenor ASA’s debt instruments were slightly reduced in 2004, primarily due to the reduction in the duration of our debt portfolio. This was partially offset by external financing of subsidiaries with higher interest rates. You should read note 20 to our consolidated financial statements for further information about interest rates and duration of our debt portfolio. The increase in capitalized interest occurred primarily in our international mobile operations due to a higher level of capital expenditure.
      Net foreign currency loss in 2004 was primarily due to cash management activities, foreign currency-denominated debt in subsidiaries and operational exposures.
      As of February 26, 2004, we sold our remaining shareholding in Cosmote for NOK 3.1 billion and we recorded a gain on sale of financial assets of approximately NOK 2.6 billion before taxes related to this transaction. In 2004, some write-downs, primarily in Venture-companies, were reversed due to increased market values.
      On January 28, 2005, we sold our 6.9 million shares in Intelsat for a price of 18.75 US Dollar per share. We recorded a gain before taxes of approximately NOK 386 million in 2005.

      The increase in interest income in 2003 compared to 2002 was due to a higher level of interest-bearing financial assets, partially offset by reduced interest rates. The increase in interest-bearing financial assets was mainly due to a higher net cash flow from operating activities and proceeds from the sales of Cosmote and Inmarsat. The increase in other financial income related to dividends from Expert Eilag ASA in 2003.
      Interest expenses increased in 2003 compared to 2002 due to higher interest-bearing liabilities on average during the year, partially offset by reduced interest rates. The increase in interest bearing liabilities was primarily due to the acquisitions of Kyivstar and Canal Digital, which we paid in the second half of 2002. In 2003, a reduction of interest-bearing liabilities did not take place until the payment of the Sonofon tax claim and the settlement of the judicial proceedings in Greece in the third quarter, totaling NOK 3 billion. For further information about these claims, please see below. In October 2003, we agreed to a settlement of the judicial proceeding in Greece. You should read notes 13 and 24 to our consolidated financial statements for additional information, and we reversed to income NOK 41 million of the amount we made provisions for in 2002 as interest related to the claim because the amount we agreed to pay under the settlement was lower than the amount we made provisions for. In 2003, we accrued and expensed interest on overdue payments on the tax claim related to Sonofon of approximately NOK 225 million. Due to the significant reduction in short-term interest rates and no corresponding reduction in interest rates on overdue payments, we decided to pay the tax claim on September 30, 2003. Subsequent to this payment, we have incurred ordinary interest expenses on the funding of the tax claim.
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
      In 2003, the write-downs that we made in 2002 on the shares in the listed company New Skies Satellites and on the capital contribution to the Telenor Pension Fund were reversed due to their increased market values, and a gain on the sale of shares in Inmarsat and Oniway was recorded in 2003. This was partially offset by losses on the sale of shares in Expert ASA and losses and write-downs on Venture companies in 2003.
      Net foreign currency losses in 2002 were primarily related to currency hedging of the purchase price for the shares in Pannon GSM in Euro, accounts receivable in foreign currency and interest bearing liabilities in consolidated entities abroad. Hedge accounting is not permitted for currency hedging of forecasted equity investments, such as Pannon GSM. The value of the Euro relative to the Norwegian Krone decreased between the execution of the hedging transaction and its settlement and a foreign currency loss was accordingly recorded in connection with the hedging transaction. The reported investment amount for Pannon GSM in Norwegian Krone was reduced correspondingly.
      The losses and write-downs of financial assets in 2002 related mainly to the write down of the shares in Inmarsat, New Skies, Sponsor Service ASA and Venture companies in addition to NOK 78 million in capital contribution to Telenor Pension Fund written down to the book value of the equity in the fund. The Inmarsat shares are valued in U.S. Dollars and the write-down of NOK 422 million was a result of the weakening of the U.S. Dollar against the Norwegian Krone during 2002. The shares in New Skies were written down by NOK 94 million to the current quoted market price as of December 31, 2002, due to a significant decline in the publicly quoted share price. Sponsor Service ASA filed for bankruptcy in the beginning of 2003, and a loss of NOK 66 million was recognized in 2002. In 2002, we realized small gains and losses on shares compared to previous years.

Income Taxes
      The corporate income tax rate in Norway is 28.0%. The table below shows our effective tax rate (income taxes as a percentage of profit before taxes) reconciled to the Norwegian tax rate of 28.0% for the years ended December 31:

	2002	2003	2004

Effective tax rate
(in NOK millions, except tax rate in %)
Expected income taxes according to statutory tax rate (28%)	(1,438)	2,079	2,477
Tax rates outside Norway different from 28%	(15)	3	(34)
Associated companies	808	177	(192)
Net loss in subsidiaries outside Norway	188	145	181
Net income in subsidiaries outside Norway — Previous not recognized deferred tax assets	—	(25)	(30)
Non-taxable income	(21)	(99)	(94)
Non-deductible expenses	106	207	190
Amortizations and write-downs of goodwill that are not tax deductible	850	148	813
Previous not recognized deferred tax assets	(3,952)	(797)	(874)
Non-taxable gain on sale of shares	—	—	(152)
Changes in tax rules in Norway — previous recognized tax assets not realized			259
Deferred taxes on retained earnings in subsidiaries and associated companies	16	705	(375)
Not recognized tax assets current year	73	52	39
Previous recognized tax assets — not realized or valuation allowance current year	—	50	27
Tax claim related to Sonofon	2,409	—	—
Court case in Greece	414	(200)	—
Other	82	(69)	9
Income tax expense (income)	(480)	2,376	2,244
Effective tax rate in %	N/A	32.0	25.4
      You should read note 13 “Income Taxes” to our consolidated financial statements and “Critical Accounting Estimates under Norwegian GAAP — Income Taxes” for additional information about income taxes.
      As of December 31, 2004, we did not record the potential tax income related to the tax loss on the sale of shares in Sonofon Holding A/S in 2001 within the Telenor Group, the tax loss on the sale of Telenor Business Solutions AS in 2003 within the Telenor Group or the RISK adjustment we have claimed on the tax base values of the shares in Cosmote in 2003. You should read note 13 “Income Taxes” to our consolidated financial statements for additional information about these sales.
      In 2004, the increased effective tax rate due to amortizations and write-downs of goodwill that are not tax deductible was offset by tax losses on the sale and liquidation of shares and a reduction in deferred tax on undistributed earnings.
      In December 2004, the Norwegian Parliament enacted new tax rules. The principle change for corporations was the introduction of the “Exemption Method”. According to this new legislation, capital gains deriving from the sale of shares and dividends received from subsidiaries will be tax exempt. However, any loss deriving from the sale or other disposal of shares will no longer be tax deductible. The new rules in respect of dividends received became effective as of January 1, 2004, while the new rules on capital gains and non deducibility of capital losses came into effect as of March 26, 2004. Certain transitional rules were enacted. One of these transitional rules provides for net losses from disposals to third parties or liquidation of shares, recognized in the period between March 26, and December 31, 2004 to be offset against otherwise taxable gains recognized on disposal of shares in the period between 1 January and 26 March 2004. However, as is generally the case, when new rules are introduced, there may be disagreements on the interpretation of the new rules and the transitional rules.
      As a consequence of the “Exemption Method”, previously recognized deferred tax assets of NOK 0.3 billion were expensed. These deferred tax assets were primarily related to a future liquidation of subsidiaries of EDB Business Partner ASA, which had not been formally decided by the appropriate corporate body prior to March 26, 2004. However, Telenor has benefited from net capital tax losses derived from disposals and liquidations of subsidiaries during the period between March 26, and December 31, 2004. According to the transitional rules, the net tax losses recognised, primarily from losses in subsidiaries or associated companies on which we previously had not recognized deferred tax assets, have been offset against the otherwise taxable gain deriving from our sale of shares in Cosmote prior to March 26, 2004.
      As a consequence of the “Exemption Method”, we will no longer recognize deferred income tax in Norway on undistributed earnings in our foreign subsidiaries and associated companies except where we still are subject to foreign withholding tax at source that will be levied upon distribution of dividends. This change in tax legislation had a positive effect of approximately NOK 640 million on previously recognized deferred income tax on undistributed earnings in subsidiaries, of which NOK 500 million was related to Pannon GSM.
      In 2003, we recorded deferred taxes on undistributed earnings in certain subsidiaries and associated companies outside Norway as we expect to receive dividends from them. The effective tax rate was also affected by negative results from certain associated companies and subsidiaries outside Norway and amortization and write-downs of goodwill, on which deferred tax assets have not been recognized. This was partially offset by tax losses upon decisions for liquidation and disposal of several companies.
      In 2002, we realized taxable losses on the liquidation and disposals of companies in our Group. The liquidation of Telenor Digifone Holding AS and sale of companies within Nextra International in aggregate contributed to approximately NOK 3.9 billion in tax deduction. This was partly offset by our decision in the third quarter 2002 to record as an expense the tax claim of NOK 2.4 billion in connection with the challenge of our tax return for 2001 regarding the sale of Sonofon, as well as NOK 0.4 billion in connection with a lawsuit in Greece.
      You should read “— Critical Accounting Estimates under Norwegian GAAP — Income Taxes” and “Item 8: Financial Information — Legal Proceedings” and note 13 “Income Taxes” to our consolidated financial statements for additional information about the Sonofon tax claim.

Minority Interests
      The following table shows the largest minority interests reported in our profit and loss statement and in the balance sheet for and as of the end of 2002, 2003 and 2004.

		Year ended December 31,			At December 31,
	At December 31,
	2004	2002	2003	2004	2003	2004

		Minority	Minority	Minority	Minority	Minority
		part of	part of	part of	Interests	Interests
	Minority	net income	net income	net income	in the	in the
	share in %	(loss)	(loss)	(loss)	balance sheet	balance sheet

	(NOK in millions)
Telenor Venture AS	—	(6)	(30)	—	—	—
Telenor Venture II ASA	49.9	(67)	(32)	12	136	134
JSC Kyvistar GSM	43.5	51	256	588	998	1,255
OJSC Comincom/ Combellga	—	15	14	—	—	—
DiGi.Com bhd	39.0	47	68	187	1,131	1,191
GrameenPhone Ltd.	38.0	162	283	411	448	528
EDB Business Partner ASA	48.2	(555)	(26)	28	888	895
Telenor Venture IV AS	20.0	—	—	—	—	52
Other	—	(5)	(43)	18	45	19

Total		(358)	490	1,244	3,646	4,074

      During 2004, we increased our ownership interest in GrameenPhone and Kyivstar, from 51.0% to 62.0% and from 55.3% to 56.5%, respectively. At the end of 2004, we sold 20% of our subsidiary Telenor Venture IV AS. The main reason for the difference between the changes in the minority interests in the balance sheet and minority part of net income for 2004 were the effects of currency fluctuations, dividends paid by some of the companies and changes in our ownership interest in some of the companies.
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
      The minority part of net income for EDB Business Partner for 2002 was affected by amortization and write-downs of net excess values of NOK 295 million. The net excess values arose mainly in 1999 and 2000 in connection with our purchase of EDB ASA and the decrease in our ownership interest in EDB Business Partner, where the minority interests were recorded at fair value, which was in excess of book value of the minority’s part of equity in EDB Business Partner.

RESULTS OF OPERATIONS
      The following tables set forth selected financial data for our segments for the period 2002-04. The eliminations reported in these tables are primarily related to intra group transactions.

	2002	2003	2004

	(NOK in millions)
Revenues excluding gains on disposal of fixed assets and operations
Telenor Mobil — Norway	10,695	10,909	11,734
Sonofon — Denmark	—	—	4,393
Pannon GSM — Hungary	4,505	5,370	5,864
DiGi.Com — Malaysia	2,715	3,176	3,953
Kyivstar — Ukraine	708	2,634	4,346
GrameenPhone — Bangladesh	1,589	1,536	2,202
Other mobile operations/ eliminations	134	185	455
Total mobile operations	20,346	23,810	32,947
Fixed	20,008	20,500	19,256
Broadcast	3,607	4,800	5,346
EDB Business Partner	4,338	4,270	4,235
Other business units	5,040	4,154	3,460
Corporate functions and Group activities	2,116	2,184	2,089
Eliminations	(6,787)	(6,829)	(6581)

Total revenues excluding gains	48,668	52,889	60,752
Gains on disposal of fixed assets and operations	158	232	550

Total revenues	48,826	53,121	61,302

	2002	2003	2004

	(NOK in millions)
Operating profit (loss)(1)
Telenor Mobil — Norway	3,008	3,115	3,213
Sonofon — Denmark	—	—	(3,248)
Pannon GSM — Hungary	297	379	453
DiGi.Com — Malaysia	(2,003)	374	785
Kyivstar — Ukraine	251	1,093	1,989
GrameenPhone — Bangladesh	631	843	1,095
Other mobile operations/ eliminations	(770)	(580)	(1,260)
Total mobile operations	1,414	5,224	3,027
Fixed	731	2,531	2,794
Broadcast	(475)	181	589
EDB Business Partner	(409)	(4)	524
Other business units	(736)	(120)	113
Corporate functions and Group activities	(931)	(364)	(468)
Eliminations	86	112	23

Total operating profit (loss)	(320)	7,560	6,602

(1)	Amortization and write-downs of Telenor’s net excess values are included in each segment.

	2002	2003	2004

	(NOK in millions)
EBITDA
Telenor Mobil — Norway	4,330	4,262	4,283
Sonofon — Denmark	—	—	680
Pannon GSM — Hungary	1,586	1,924	2,092
DiGi.Com — Malaysia	1,022	1,295	1,732
Kyivstar — Ukraine	403	1,573	2,581
GrameenPhone — Bangladesh	757	1,001	1,313
Other mobile operations/ eliminations	(616)	(488)	(1,063)
Total mobile operations	7,482	9,567	11,618
Fixed	5,597	6,665	6,277
Broadcast	499	1,229	1,495
EDB Business Partner	348	399	924
Other business units	178	408	524
Corporate functions and Group activities	(569)	23	(81)
Eliminations	(66)	11	64

Total EBITDA(1)	13,469	18,302	20,821

(1)	You should read “Results of Operations — Group-Operating Profit (Loss) and EBITDA” for the reconciliation of EBITDA to net income for the group.
MOBILE OPERATIONS

	2002	2003	2004

	(NOK in millions)
External revenues	19,079	22,483	31,565
Internal revenues	1,267	1,327	1,382
Gains on disposal of fixed assets and operations	—	—	5

Total revenues	20,346	23,810	32,952

External costs of materials and traffic charges	5,020	5,481	8,680
Internal costs of materials and traffic charges	725	770	874
Total costs of materials and traffic charges	5,745	6,251	9,554

Own work capitalized	(69)	(97)	(72)
Salaries and personnel costs	1,898	1,917	2,695
Other external operating expenses	4,330	5,170	8,119
Other internal operating expenses	960	997	1,026
Losses on disposal of fixed assets and operations	—	5	12
Depreciation and amortization (1)	3,779	4,308	6,072
Write-downs (2)	2,289	35	2,519

Total operating expenses	18,932	18,586	29,925

Operating profit	1,414	5,224	3,027

Associated companies	(2,030)	1,639	694
Net financial items	(2,050)	(2,182)	873

Profit before taxes and minority interests	(2,666)	4,681	4,594

(1) Includes amortization of Telenor’s net excess values* by	924	906	1,844

(2) Includes write-downs of Telenor’s net excess values* by	2,138	—	2,190

*	Net excess values are the difference between our acquisition cost and our share of equity at acquisition of subsidiaries.

EBITDA	7,482	9,567	11,618
Depreciation and amortization	3,779	4,308	6,072
Write-downs	2,289	35	2,519

Operating profit	1,414	5,224	3,027

Operating profit/ Total revenues (%)	6.9	21.9	9.2
EBITDA/ Total revenues (%)	36.8	40.2	35.3
Investments:
Capex	3,731	3,667	9,427
Investments in businesses	8,894	95	4,711
No. of man-years (end of period)	6,551	6,924	9,335
Of which abroad	4,673	5,201	7,767
Revenues
Telenor Mobil — Norway	10,695	10,909	11,734
Sonofon — Denmark	—	—	4,393

Telenor Mobile Sweden	81	127	223

Pannon GSM — Hungary	4,505	5,370	5,869
DiGi.Com — Malaysia	2,715	3,176	3,953
GrameenPhone — Bangladesh	1,589	1,536	2,202
Kyivstar — Ukraine	708	2,634	4,346
ProMonte GSM — Montenegro	—	—	200

Other including eliminations	53	58	32

Total revenues	20,346	23,810	32,952

EBITDA
Telenor Mobil — Norway	4,330	4,262	4,283
Sonofon — Denmark	—	—	680
Telenor Mobile Sweden	(77)	(114)	(725)
Pannon GSM — Hungary	1,586	1,924	2,092
DiGi.Com — Malaysia	1,022	1,295	1,732
GrameenPhone — Bangladesh	757	1,001	1,313
Kyivstar — Ukraine	403	1,573	2,581
ProMonte GSM — Montenegro	—	—	91

Other including eliminations	(539)	(374)	(429)

Total EBITDA	7,482	9,567	11,618

Overview
      The results from our mobile operations in 2002, 2003 and 2004 were affected by the consolidation of:

•	ProMonte as a subsidiary effective from August 12, 2004, when we increased our ownership interest in the Montenegrin operator from 44.1% to 100%.

•	Sonofon as a subsidiary effective from February 12, 2004, when we increased our ownership interest in the Danish operator from 53.5% to 100%.

•	Kyivstar as a subsidiary effective from September 1, 2002, when we increased our ownership interest in the Ukrainian operator from 45.4% to 54.2%. As of May 2003, our ownership interest increased to 55.4% and as of April 2004, our ownership interest in Kyivstar increased further to 56.5%.

•	Pannon GSM as a subsidiary effective from February 4, 2002, when we increased our ownership interest in the Hungarian operator from 25.8% to 100%.
      On April 14, 2004, Telenor acquired a license for mobile telephony in Pakistan and is establishing a greenfield operation in the country. Telenor secured a 15-year license, renewable on application, for USD

291 million. Telenor launched mobile services in Pakistan on March 15, 2005. In December 2004, Pannon GSM was awarded a UMTS license for 15 years with an option for an additional 7.5 years for NOK 630 million.
      In 2004, in our more mature markets, particularly Norway, Denmark and Hungary, penetration rates for mobile telephony services continued to increase, but we experienced increased competition and challenges to our market position. As a consequence of increased competition, operators in mature markets tend to shift their focus from the acquisition of new customers to customer retention, reducing churn and stabilizing market shares. In 2004, this has resulted in increased costs related to sales, marketing and commissions and, more generally, in increased pressure on margins. In addition, operators in mature markets tend to focus on increased average usage and revenues per subscriber as the main source of potential growth by introducing new and attractive services. We further believe that our constant focus on improving the operational efficiency of our mobile operations will contribute to improving or at least stabilizing overall profitability in mature markets.
      In our emerging markets, particularly Bangladesh, Pakistan and Ukraine, which still offer a significant growth potential and are characterized by low penetration rates, we continue to focus primarily on acquiring new subscribers. Typically, new customers tend to be prepaid subscribers. The average revenue per new subscription tends to be lower than the average revenue per existing subscription. In addition, we seek to improve the cost efficiency of our operations in the emerging markets by realizing economies of scale and sharing the best practices created across our mobile operations.
      Both in our mature and emerging markets we have seen trends towards price reductions, due to regulatory reasons or as a consequence of intensified competition. Churn levels vary between our different operations, but tend to be higher in markets with fierce competition and high pressure on prices. Regulatory factors, for example restrictions on lock-in periods, may also affect churn levels. The importance of minimizing churn tends to increase as penetration increases and customer growth slows down.
      During the period 2002 to 2004, we optimized our capital expenditure without reducing the quality of our mobile networks across our international mobile operations. This was due in part to the realization of important synergies across these operations, such as global contracts and framework agreements and continued focus on sharing best practices for network utilization and optimization. Capital expenditure has been and will continue to be driven by considerable network investments in emerging markets. For example, capital expenditure in DiGi.Com is expected to increase significantly due to requirements of national coverage in 2005 and 2006. In addition, in 2004 we acquired a UMTS license in Hungary and we expect further UMTS investments in the future.
      Fluctuations in currency exchange rates between the Norwegian Krone and the functional currencies of our mobile operations could affect our reported earnings and the value in Norwegian Krone of the investments. For example, in 2003 the significant strengthening of the Norwegian Krone against the US Dollar and other currencies linked to the US Dollar had an adverse effect on the results of operations of, and the value of our investment in, our mobile subsidiaries DiGi.Com (Malaysia), Kyivstar (Ukraine), whose functional currency in 2003 was the US Dollar, and GrameenPhone (Bangladesh) when reported in Norwegian Krone. The effects of fluctuations in currency exchange rates were limited in 2004 compared to 2003. The strengthening of the Norwegian Krone against the U.S. dollar and other currencies linked to the U.S. Dollar was much lower than in 2003, and this effect was offset almost entirely by the weakening of the Norwegian Krone against other currencies.

Telenor Mobil — Norway

	2002	2003	2004

	(NOK in millions)
External revenues
Mobile outgoing traffic	3,880	3,712	3,845
Mobile incoming traffic	389	455	541
Roaming(1)	1,173	1,163	1,182

Total traffic	5,442	5,329	5,568
SMS, MMS and content services(1)(2)	1,577	1,599	1,595
Subscriptions and connections	1,350	1,216	1,533
Customer equipment	616	722	589
Service providers and other	456	773	1,223

Total external revenues	9,441	9,639	10,508
Internal revenues	1,254	1,270	1,226
Gains on disposal	—	—	—

Total revenues	10,695	10,909	11,734

Total operating expenses	7,687	7,794	8,521

Operating profit	3,008	3,115	3,213

EBITDA	4,330	4,262	4,283
Depreciation and amortization	1,207	1,147	1,056
Write-downs	115	—	14

Operating profit	3,008	3,115	3,213

Operating profit/Total revenues (%)	28.1	28.6	27.4
EBITDA/Total revenues (%)	40.5	39.1	36.5
Investments Capex	750	500	973
Acquisition of businesses	—	—	52
No. of man-years (end of period)	1,713	1,602	1,413
No. of subscriptions (in thousands)	2,382	2,364	2,645

(1)	Compared to previously reported external revenues, SMS services from abroad (roaming) have been reclassified from “Roaming” to “SMS, MMS and content services”

(2)	Includes terminated SMS
Operating profit and EBITDA — Telenor Mobil — Norway
      Operating profit in 2004 increased by 3.1% compared to 2003. Depreciation, amortization and write-downs of tangible and intangible assets decreased due to a decrease in capital expenditure during 2003 and first half of 2004. EBITDA increased slightly in 2004 compared to 2003, whereas the EBITDA margin decreased. This decrease was mainly due to increased operating expenses in connection with increased sales, retention and marketing activities due to the fierce competition.
      Operating profit in 2003 increased by 3.6% compared to 2002. Both EBITDA and the EBITDA margin decreased in 2003 compared to 2002. This decrease was due primarily to increased operating expenses in connection with increased marketing activities as a result of increased competition, higher traffic charges as a result of increased traffic to other mobile networks, a different mix of subscriptions and price reductions.
Revenues — Telenor Mobil — Norway
      Our estimated market share for GSM subscriptions as of December 31, 2004 was 56.3% compared to 56.8% as of December 31, 2003. During the same period, mobile penetration in Norway increased from 90% to approximately 102%, calculated by dividing the total number of SIM cards by population. Our market share for GSM subscriptions as of December 31, 2003 was 56.8% compared to 61% as of December 31, 2002. During the same period, mobile penetration in Norway increased from 84% to approximately 90%. The average revenue per user was stable compared to 2003. Revenue increased in 2004 compared to 2003 due to the increased number of subscriptions. This was partly offset by price reductions due to increased competition.
      In 2004, external revenues from outgoing mobile traffic in Norway increased primarily due to the increase in the number of subscriptions and changes in the mix of subscriptions and higher average minutes per user (AMPU). Price reduction and free airtime during the summer prepaid campaign partly offset these effects. In 2003, external revenues from outgoing mobile traffic in Norway decreased compared to 2002 primarily due to the decrease in the number of and changes in the mix of contract subscriptions and price reductions.
      External revenues from incoming mobile traffic increased in 2004 compared to 2003, and in 2003 compared to 2002 due primarily to an increase in traffic volume from subscribers of other mobile operators. This was partly offset by reduced prices on terminating traffic from February 2004.
      A small increase in external revenues from roaming in 2004 was due to increased traffic volume from subscribers of foreign operators visiting Norway (inbound roaming) and minutes from Norwegian subscribers abroad (outbound roaming).
      In 2004, external revenues from subscriptions and connections increased compared to 2003 due to migration of customers from lower-priced subscription plans and prepaid to postpaid plans generating higher revenues. We also experienced an increase in supplementary fees from business subscriptions. In 2003, external revenues from subscriptions and connections decreased compared to 2002 due to migration of customers to lower-priced subscriptions plans and a decrease in the number of subscriptions. In addition, we increased our marketing activities to retain subscribers by offering discounts on subscription contracts with a minimum contract period.
      In 2004, external revenues from SMS, MMS and content services were in line with 2003. The number of messages increased by 234 million to 1,926 million in 2003 compared to 2002, and by 239 million to 2,165 million in 2004 compared to 2003. The increase was offset by lower average prices in each year compared to the previous year, mainly due to an increase in the number of free messages and reduced prices. The number of SMS messages terminating from other operators increased by approximately 68 million to approximately 618 million in 2004 compared to 2003, and by approximately 100 million to approximately 550 million in 2003 compared to 2002. In 2003, external revenues from roaming were in line with 2002.
      Revenue from service providers increased from 2002 to 2003, and continued to increase by NOK 326 million from 2003 to 2004. This was due to increased number of subscribers of service providers. Our external revenues from sales of customer equipment are derived primarily from sales of handsets and computer equipment through our own distributors. These external revenues were relatively stable compared to 2003. Other external revenues increased in 2003 compared to 2002 as a result of higher sales of SIM cards to service providers and foreign operators.

Operating expenses — Telenor Mobil — Norway

	2002	2003	2004

	(NOK in millions)
External costs of materials and traffic charges	1,872	2,127	2,291
Internal costs of materials and traffic charges	722	775	867

Total costs of materials and traffic charges	2,594	2,902	3,158

Own work capitalized	(52)	(33)	(23)
Salaries and personnel costs	1,064	936	884
Other external operating expenses	1,970	2,019	2,593
Other internal operating expenses	789	823	839
Losses on disposal of fixed assets and operations	—	—	—
Depreciation and amortization	1,207	1,147	1,056
Write-downs	115	—	14

Total operating expenses	7,687	7,794	8,521

      Increased operating expenses in 2003 compared to 2002 and in 2004 compared to 2003 were primarily due to the increase in costs of materials and traffic charges and costs related to sales, marketing and commissions.
      Costs of materials and traffic charges in 2004 increased compared to 2003 and in 2003 compared to 2002 due primarily to the increase in outgoing traffic (voice and SMS) terminating in other telecom operators’ networks in Norway. In 2003, roaming charges also increased, due primarily to increased traffic from subscribers of service providers.
      Salaries and personnel costs decreased in 2004 compared to 2003 due to the reduced number of employees resulting from the transfer of employees to other areas within Telenor. Salaries and personnel costs decreased in 2003 compared to 2002 due to the fact that in 2003 we realized the full-year effect of the decrease in the number of employees that occurred in 2002 as part of our cost reduction measures.
      Other operating expenses increased in 2004 compared to 2003 and in 2003 compared to 2002 due primarily to increased costs related to sales, marketing and commissions. In 2004, this increase was due primarily to our increased focus on customer retention as a result of increased competition. Rent and other cost related to properties increased. Costs related to support and maintenance-agreements to GSM, GPRS and UMTS also increased, due to higher capital expenditures recent years and increased activities.
      Depreciation and amortization decreased in 2004 compared to 2003 and in 2003 compared to 2002 due to reduced capital expenditure in 2002, 2003 and the first half of 2004, and due to the effect of write-downs in 2002. In addition, the expected useful life of parts of our IT-system portfolio increased, resulting in lower depreciation expenses in 2003. Capital expenditure in 2004 was significantly higher than in 2003 and we expect this to have an impact on depreciation in 2005.
Capital expenditure — Telenor Mobil — Norway
      Capital expenditure was higher in 2004 compared to 2003 due to increased investments in EDGE and UMTS equipment throughout the year. In addition, Telenor Mobil continued to increase coverage and capacity for the GSM-network.
      Capital expenditure was lower in 2003 compared to 2002 due primarily to reduced investments in administrative IT-systems. In 2002 and 2003, we made limited capital expenditure in our UMTS network and equipment. However, at the end of 2003 we increased our investments in our GSM network to expand its coverage and capacity and to prepare for EDGE.

Sonofon — Denmark

	2002	2003	2004

	(NOK in millions)
Mobile related revenues	—	—	3,369
Other revenues	—	—	1,024

Total revenues	—	—	4,393

Total operating expenses	—	—	7,641

Operating (loss)	—	—	(3,248)

EBITDA	—	—	680
Depreciation and amortization	—	—	1,523
Write-downs	—	—	2,405

Operating (loss)	—	—	(3,248)

EBITDA/ Total revenues (%)	—	—	15.5
Capex	—	—	388
No. of man-years (end of period)	—	—	1,343
No. of subscriptions (in thousand)	—	—	1,286
      The preceding table shows figures included in the accounts for Telenor from the date of acquisition. We consolidated Sonofon as a subsidiary effective February 12, 2004, when we increased our ownership interest in the company from 53.5% to 100%. The following discussion and analysis of Sonofon’s results of operations is based on Sonofon’s financial statements for the years ended December 31, 2003 and December 31, 2004, as prepared by Sonofon, which we have adjusted to conform materially with Norwegian GAAP. We believe that such information provides a more useful measure of comparative financial performance for a period when we had not yet consolidated Sonofon. However, such information does not purport to represent what the actual results of operations would have been had Sonofon been consolidated from January 1, 2003 and is not necessarily indicative of our future operating results.
Operating profit (loss) and EBITDA — Sonofon
      Operating loss in 2004 was NOK 274 million excluding depreciation and amortization of Telenor’s net excess values and write-downs of Telenor’s net excess values. EBITDA decreased compared to 2003 due to the high costs of customer acquisition and, in particular, retention activities. In addition, the increase in traffic offset only in part the price reductions resulting from increased price competition in 2004 and 2003. Expenses for workforce reduction had a negative impact on Sonofon’s operating loss and EBITDA. In 2004, there was a write-down of NOK 2.4 billion, of which NOK 2.2 billion was goodwill. For additional information on the write-downs of Telenor’s net excess values, you should read “Results of Operations — Group — Depreciation, Amortization and Write-downs”. For additional information on the differences between US GAAP and Norwegian GAAP, you should read “Other Information”.
Revenues — Sonofon
      Total revenues for 2004 increased compared to 2003. The increase in revenue was due to increased traffic, which resulted both from an increase of 276,000 in the number of subscriptions in 2004 and a stable development in average minutes per user. The increase was partially off-set by increased competition, which resulted in lower subscription fees, and discounts on handsets sold in connection with customer acquisition.
      In May 2004, Sonofon purchased the service provider CBB, previously a service provider using Sonofon’s network. Such acquisition added approximately 180,000 prepaid subscriptions to the Sonofon subscription base. As a result, revenues from retail subscriptions increased from 2003 to 2004, while revenue from wholesale decreased.

      Sonofon’s market share of GSM subscriptions at December 31, 2004 was estimated to be 27%. The estimated mobile penetration in Denmark at December 31, 2004 was 88%.
Operating expenses — Sonofon

	2002	2003	2004

	(NOK in millions)
External costs of materials and traffic charges	—	—	2,090
Internal costs of materials and traffic charges	—	—	33

Total costs of materials and traffic charges	—	—	2,123

Own work capitalized	—	—	(30)
Salaries and personnel costs	—	—	586
Other external operating expenses	—	—	1,032
Other internal operating expenses	—	—	2
Losses on disposal of fixed assets and operations	—	—	—
Depreciation and amortization(1)	—	—	1,523
Write-downs(2)	—	—	2,405

Total operating expenses	—	—	7,641

(1) Includes amortization of Telenor’s net excess values* by			880
(2) Includes write-downs of Telenor’s net excess values* by			2,190

*	Net excess values are the difference between our acquisition cost and our share of equity at acquisition of subsidiaries.
      Operating expenses exclusive depreciation and amortization of Telenor’s net excess values and write-downs of Telenor’s net excess values increased by approximately NOK 522 million from 2003 to 2004, primarily due to high costs of customer acquisition activities and, in particular, customer retention activities. In connection with Telenor’s annual impairment test of entities containing goodwill, the market value of the mobile company Sonofon in Denmark at the end of 2004 has been assessed to be lower than the book value. This has led to a write-down of NOK 2.4 billion, of which NOK 2.2 billion is goodwill.
Capital expenditure — Sonofon
      In 2004, capital expenditure was in line with 2003.
Telenor Mobile Sweden

	2002	2003	2004

	(NOK in millions)
Total revenues	81	127	223

Total operating expenses	166	265	1,072

Operating (loss)	(85)	(138)	(849)

EBITDA	(77)	(114)	(725)
Depreciation and amortization	8	24	49
Write-downs	—	—	75

Operating (loss)	(85)	(138)	(849)

Capex	16	79	17
No. of man-years (end of period)	17	21	16
No. of subscriptions (in thousands)	54	81	105

(1)	The table shows figures included in the accounts for Telenor from the date of acquisition.

      The Norwegian Krone depreciated against the Swedish Krone by 5% in 2004 compared to 2003 and by 2% in 2003 compared to 2002.
Operating profit and EBITDA — Telenor Mobile Sweden
      Operating loss and EBITDA loss increased in 2004 compared to 2003, primarily due to provision for an estimated loss of NOK 562 million on the MVNO contract in Sweden in 2004. In 2002, Telenor entered into a MVNO contract to purchase capacity in a mobile network in Sweden, which partly included fixed prices, as an alternative to the then existing service provider agreement. Following price reductions in the Swedish market and reduced expectations in respect of future earnings potential, the loss was estimated as the difference between expected future economic benefits and unavoidable costs in the contract. Further, the book value of NOK 75 million as of December 31, 2004 on all fixed assets was written down to zero.
      Depreciation and amortization increased in 2004 compared to 2003, due to depreciation and amortization related to the phasing out of the service provider operation.
Revenues — Telenor Mobile Sweden
      Revenues increased during the 2002-04 period, due mainly to increased traffic resulting from an increase in the number of subscriptions. The change in the subscription composition, from service provider customers only in 2002 to mainly MVNO customers in 2004, also contributed to increased average revenue per subscription because termination revenues for MVNO customers are included in the revenue basis.
Operating expenses — Telenor Mobile Sweden

	2002	2003	2004

	(NOK in millions)
External costs of materials and traffic charges	48	65	200
Internal costs of materials and traffic charges	—	7	45

Total costs of materials and traffic charges	48	72	245

Own work capitalized	—	—	—
Salaries and personnel costs	11	23	17
Other external operating expenses	94	131	655
Other internal operating expenses	5	15	31
Losses on disposal of fixed assets and operations	—	—	—
Depreciation and amortization	8	24	49
Write-downs	—	—	75
Total operating expenses	166	265	1,072

      Excluding the provision for loss in 2004, operating expenses in 2003 and 2004 consist mainly of costs of materials and traffic charges.
Capital expenditure — Telenor Mobile Sweden
      Capital expenditure increased in 2003 compared to 2002 due to the MVNO operations and decreased in 2004 compared to 2003 because investment in such operations was completed in 2003.

Pannon GSM — Hungary

	2002	2003	2004

	(NOK in millions)
Mobile related revenues	4,187	5,005	5,499
Other revenues	318	365	370

Total revenues	4,505	5,370	5,869

Total operating expenses	4,208	4,991	5,416

Operating profit	297	379	453

EBITDA	1,586	1,924	2,092
Depreciation and amortization	1,274	1,535	1,618
Write-downs	15	10	21

Operating profit	297	379	453

Operating profit/ Total revenues (%)	6.6	7.1	7.7
EBITDA/ Total revenues (%)	35.2	35.8	35.6
Capex	825	644	1,166
No. of man-years (end of period)	1,523	1,499	1,384
No. of subscriptions (in thousand)	2,450	2,618	2,770
      The preceding table shows figures included in the accounts for Telenor from the date of acquisition. We consolidated Pannon GSM as a subsidiary effective February 4, 2002, when we increased our ownership interest in the company from 25.8% to 100%. In the following discussion and analysis of Pannon GSM’s results of operations, the comments, when referring to the year 2002, are based on Pannon GSM’s financial statements for the year ended December 31, 2002, as prepared by Pannon GSM, which we have adjusted to conform materially with Norwegian GAAP. We believe that such information provides a more useful measure of comparative financial performance for a period when we had not yet consolidated Pannon GSM. However, such information does not purport to represent what the actual results of operations would have been had Pannon GSM been consolidated from January 1, 2002 and is not necessarily indicative of our future operating results.
      The Norwegian Krone depreciated against the Hungarian Forint by 5% in 2004 compared to 2003 and by 2% in 2003 compared to 2002.
Operating profit and EBITDA — Pannon GSM
      Operating profit and EBITDA increased in 2004 compared to 2003 due to higher traffic as a result of a 10% increase in average usage per subscription. The operating profit margin (operating profit as a percentage of total revenues) increased due to reduced depreciation and amortization, while the EBITDA margin was in line with the corresponding margin in 2003. Operating profit and EBITDA increased in 2003 compared to 2002 due to higher traffic as a result of the increase in subscriptions. The operating profit margin (operating profit as a percentage of total revenues) increased slightly in 2003 compared to 2002 due to decreased amortization and depreciation. The EBITDA margin increased slightly in 2003 due to increased revenues, which more than offset increased operating expenses.
Revenues — Pannon GSM
      In 2004, Pannon GSM had a 9.3% increase in revenues measured in NOK compared to 2003 (3% measured in local currency). This growth was primarily due to increased traffic resulting from an increase in average usage per subscription in 2004. The fact that the proportion of customers with postpaid subscriptions increased during 2004 contributed to this increase. General reduction in prices partially off-set the increase in usage, and average revenue generated per subscriber were in line with 2003. The growth in revenues from 2002 to 2003 was 9.1% measured in NOK (7.3% measured in local currency) with an increase in subscriptions during 2003 of 168,000. However, on average each subscription generated less revenue compared to the previous year, as new customers and customers with prepaid subscriptions reduced the average number of call minutes and revenues per subscription. Other revenues mainly consisted of sales of handsets.
      Pannon GSM’s market share of GSM subscriptions in Hungary at December 31, 2004 was 34% compared to 36% at December 31, 2003 and 38% as at December 31, 2002. The reduction was due to increased competition. At December 31, 2004, the mobile penetration in Hungary increased to 80% compared to 73% at December 31, 2003 (penetration figures are now based on 3 months active usage for prepaid for all operators in Hungary).
Operating expenses — Pannon GSM

	2002	2003	2004

	(NOK in millions)
External costs of materials and traffic charges	1,754	2,048	2,243
Internal costs of materials and traffic charges	2	2	5

Total costs of materials and traffic charges	1,756	2,050	2,248

Own work capitalized	—	—	—
Salaries and personnel costs	298	385	378
Other external operating expenses	865	1,001	1,125
Other internal operating expenses	—	10	22
Losses on disposal of fixed assets and operations	—	—	4
Depreciation and amortization(1)	1,274	1,535	1,618
Write-downs	15	10	21

Total operating expenses	4,208	4,991	5,416

(1) Includes amortization of Telenor’s net excess values* by	574	646	683

*	Net excess values are the difference between our acquisition cost and our share of equity at acquisition of subsidiaries.
      Operating expenses increased by NOK 0.4 billion in 2004 compared to 2003 primarily due to increased costs of materials and traffic charges as a result of increased traffic terminating in other operators’ networks. Other operating expenses increased in 2004 compared to 2003 as a result of higher marketing costs and higher commissions related to the increased sales of contract subscriptions. Depreciation and amortization increased in 2004 compared to 2003 as a result of a higher level of capital expenditures in 2004.
      Operating expenses in 2003 increased compared to 2002 primarily due to increased costs of materials and traffic charges as a result of increased traffic terminating in other operators’ networks. Other operating expenses increased due to higher marketing costs and higher commissions related to the increased sales of contract subscriptions. Depreciation and amortization increased in 2003 compared to 2002 as a result of a higher level of capital expenditures in recent years.
Capital expenditure — Pannon GSM
      Capital expenditure increased by NOK 0.6 billion in 2004 compared to 2003, mainly due to our investment in a UMTS license in December 2004 and to the upgrading of the GSM network to EDGE functionality. Capital expenditure decreased by NOK 0.2 billion in 2003 compared to 2002, due to reduced capital expenditure in the GSM network and equipment and IT systems.

DiGi.Com — Malaysia

	2002	2003	2004

	(NOK in millions)
Mobile related revenues	2,273	2,713	3,437
Other revenues	442	463	516

Total revenues	2,715	3,176	3,953

Total operating expenses	4,718	2,802	3,168

Operating profit (loss)	(2,003)	374	785

EBITDA	1,022	1,295	1,732
Depreciation and amortization	875	903	947
Write-downs	2,150	18	—

Operating profit (loss)	(2,003)	374	785

Operating profit/ Total revenues (%)	nm	11.8	19.9
EBITDA/ Total revenues (%)	37.6	40.8	43.8
Capex	1,457	1,043	920
No. of man-years (end of period)	1,443	1,450	1,549
No. of subscriptions (in thousand)	1,616	2,207	3,242
      The Norwegian Krone appreciated 5% against the Malaysian Ringgit in 2004 compared to 2003 and by 12% in 2003 compared to 2002.
Operating profit and EBITDA — DiGi.Com
      Operating profit and EBITDA measured in NOK and in local currency increased in 2004 compared to 2003 due to the increase in revenues, which more than offset the increase in operating expenses. Depreciation and amortization increased due to a higher level of capital expenditure in the recent years. The EBITDA margin was strengthened through increased revenues and economies of scale, although this was partially offset by increased costs of materials and traffic charges as a result of the increased customer base. The operating profit margin increased even more due to the fact that depreciations and amortizations comprise of a smaller portion of operating expenses.
      EBITDA measured in NOK and in local currency increased in 2003 compared to 2002 due to the increase in revenues, which more than offset the increase in operating expenses excluding depreciation, amortization and write-downs. Depreciation and amortization increased due to the full year effect of the shortening of the depreciation period for some network-based equipment from July 1, 2002 and due to a high level of capital expenditure in the recent years. This was partly offset by reduced amortization of Telenor’s net excess values in 2003 compared to 2002 due to write-downs of Telenor’s net excess values in 2002. In 2002, the assessment of book values that was carried out in accordance with generally accepted accounting principles, led to a write-down of goodwill of NOK 2,138 million. This write-down was based on the publicly quoted share price at December 31, 2002, adjusted to reflect a control premium.
Revenues — DiGi.Com
      In 2004, DiGi.Com had a 24% increase in revenues measured in NOK compared to 2003. Measured in local currency, the increase was 30%. The increase in revenues was primarily driven by higher traffic volumes and an increase of 1,035,000 in the number of subscriptions in 2004. However, on average each subscription generated less revenue as new customers and customers with prepaid subscriptions reduced the average number of call minutes and revenues per subscription. However, non-voice revenues increased considerably and represented 14.6% of mobile revenues in 2004 compared to 13.4% in 2003. This was primarily driven by increased SMS volumes. Other revenues, mainly coming from DiGi.Com’s international carrier business, increased in 2004 compared to 2003 due to higher traffic volumes.

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
      DiGi.Com’s market share of GSM subscriptions in Malaysia at December 31, 2004 was estimated to be 22% compared to 20% at December 31, 2003 and 19% at December 31, 2002. During 2004, the mobile penetration in Malaysia increased from 44% to 57%, compared to 37% at December 31, 2002.
Operating expenses — DiGi.Com

	2002	2003	2004

	(NOK in millions)
External costs of materials and traffic charges	730	801	904
Internal costs of materials and traffic charges	3	3	3

Total costs of materials and traffic charges	733	804	907

Own work capitalized	(3)	(7)	(6)
Salaries and personnel costs	194	197	212
Other external operating expenses	760	886	1,095
Other internal operating expenses	9	1	13
Losses on disposal of fixed assets and operations	—	—	—
Depreciation and amortization (1)	875	903	947
Write-downs (2)	2,150	18	—

Total operating expenses	4,718	2,802	3,168

(1) Includes amortization of Telenor’s net excess values* by	296	123	118
(2) Includes write-downs of Telenor’s net excess values* by	2,138	—	—

*	Net excess values are the difference between our acquisition cost and our share of equity at acquisition of subsidiaries.
      Operating expenses increased in 2004 compared to 2003 due primarily to increased costs of materials and traffic charges resulting from the higher traffic volumes generated by the higher number of subscriptions, as well as increased Universal Service Obligation provisions and commission expenses as a result of higher gross sales.
      Operating expenses excluding depreciation, amortization and write-downs increased in 2003 compared to 2002 due primarily to increased costs of materials and traffic charges resulting from the higher traffic volumes generated by the higher number of subscriptions. Depreciation and amortization increased in 2003 compared to 2002 due to the full year effect of the reduced depreciation period for network-based equipment. Effective July 1, 2002, DiGi.Com reduced the depreciation period for network-based equipment, which increased depreciation by nearly NOK 0.2 billion in the second half of 2002. This was partly offset by reduced amortization of Telenor’s net excess values in 2003 compared to 2002 due to write-downs of Telenor’s net excess values in 2002. In 2002 the assessment of book values that was carried out in accordance with generally accepted accounting principles, led to a write-down of goodwill of NOK 2.138 million in 2002. This write-down was based on the publicly quoted share price at December 31, 2002, adjusted to reflect a control premium.

Capital expenditure — DiGi.Com
      Capital expenditure decreased by NOK 0.1 billion (0.04 billion if measured in local currency) in 2004 compared to 2003 and by NOK 0.4 billion (0.2 billion if measured in local currency) in 2003 compared to 2002 due to reduced prices for network-related equipment. With coverage expansion planned for 2005, capital expenditure will increase in 2005.
Kyivstar — Ukraine

	2002	2003	2004

	(NOK in millions)
Mobile related revenues	681	2,569	4,278
Other revenues	27	65	68

Total revenues	708	2,634	4,346

Total operating expenses	457	1,541	2,357

Operating profit	251	1,093	1,989

EBITDA	403	1,573	2,581
Depreciation and amortization	152	480	592
Write-downs	—	—	—

Operating profit	251	1,093	1,989

Operating profit/ Total revenues (%)	35.5	41.5	45.8
EBITDA/ Total revenues (%)	56.9	59.7	59.4
Capex	329	979	2,608
No. of man-years (end of period)	994	1,269	1,880
No. of subscriptions (in thousand)	1,856	3,037	6,252
      The preceding table shows figures included in the accounts for Telenor from the date of acquisition. In 2002, we increased our ownership interest in Kyivstar from 45.4% to 54.2% and consolidated Kyivstar as a subsidiary effective September 1, 2002. As of May 2003, our ownership interest increased to 55.4% and as of April 2004, our ownership interest in Kyivstar increased further to 56.5%. In the following discussion and analysis of Kyivstar’s results of operations, the comments, when referring to 2002, are based on Kyivstar’s financial statements for the year ended December 31, 2002, as prepared by Kyivstar, which we have adjusted to conform materially with Norwegian GAAP. We believe that such information provides a more useful measure of comparative financial performance for a period when we had not yet consolidated Kyivstar. However, such information does not purport to represent what the actual results of operations would have been had Kyivstar been consolidated from January 1, 2002 and is not necessarily indicative of our future operating results.
      The functional currency for Kyivstar is the Ukrainian Hryvnia. Until May 1, 2004, the U.S. Dollar was the functional currency for Kyivstar. Effective as of May 1, 2004, when the company changed its nominal prices from US Dollar to local currency, the Ukrainian Hryvnia (UAH) was adopted as the functional currency. The Norwegian Krone appreciated against the U.S. Dollar by 5% in 2004 compared to 2003 and by 12% in 2003 compared to 2002. The Norwegian Krone appreciated against the Ukrainian Hryvnia by 4% in 2004 compared to 2003. The UAH has been generally stable against the US Dollar during the latest years. The change in functional currency had no material effect on our results in 2004.
Operating profit and EBITDA — Kyivstar
      Operating profit increased by 82% measured in Norwegian Krone and by 91% measured in local currency in 2004 compared to 2003. EBITDA increased by 64% measured in Norwegian Krone and by 72% measured in local currency in 2004 compared to 2003. The increase was due to increased revenues, which more than offset the increase in operating expenses.

      Operating profit increased by 50% measured in Norwegian Krone and by 70% measured in US Dollars in 2003 compared to 2002. EBITDA increased by 36% measured in Norwegian Krone and by 55% measured in US Dollars in 2003 compared to 2002. The increase was due to increased revenues, which more than offset the increase in operating expenses. The increase in operating expenses was less than proportional to the increase in revenues as Kyivstar was able to benefit from economies of scale. Operating profit includes amortization of Telenor’s net excess values.
Revenues — Kyivstar
      In 2004, the company had a 65% increase in revenues measured in Norwegian Krone (a 73% increase if measured in local currency) compared to 2003. The increase in revenues was due primarily to increased traffic resulting from an increase of 3,215,000 in the number of subscriptions in 2004. However, on average each subscription generated marginally less revenue as the customer base consisted of proportionally more prepaid subscribers than in the previous year. In addition, the company reduced its prices in the spring of 2004. Such price reduction was due to increased competition in the Ukrainian market. Increased usage was offset by a decrease in average prices.
      In 2003, the company had a 44% increase in revenues measured in Norwegian Krone (a 50% increase if measured in US Dollars) compared to 2002. The increase in revenues was due primarily to increased traffic resulting from an increase of 1,181,000 in the number of subscriptions in 2003. In addition, on average each subscription generated marginally more revenue as usage increased due to increased mobile penetration. Increased usage was partially offset by a decrease in prices due to the introduction of the new interconnection regime.
      Kyivstar’s market share of GSM subscriptions in the Ukraine at December 31, 2004 was estimated to be 45% compared to 47% at December 31, 2003 and 50% at December 31, 2002. During 2004, the estimated mobile penetration in the Ukraine increased from 13.7% to 29.2% compared to 7.8% at December 31, 2002.
Operating expenses — Kyivstar

	2002	2003	2004

	(NOK in millions)
External costs of materials and traffic charges	92	276	646
Internal costs of materials and traffic charges	—	—	5

Total costs of materials and traffic charges	92	276	651

Own work capitalized	—	—	—
Salaries and personnel costs	25	89	183
Other external operating expenses	179	684	920
Other internal operating expenses	9	12	11
Losses on disposal of fixed assets and operations	—	—	—
Depreciation and amortization(1)	152	480	592
Write-downs	—	—	—

Total operating expenses	457	1,541	2,357

(1) Includes amortization of Telenor’s net excess values* by	54	137	130

*	Net excess values are the difference between our acquisition cost and our share of equity at acquisition of subsidiaries.
      Operating expenses increased in 2004 compared to 2003 due primarily to the increased number of subscriptions. Costs of materials and traffic charges increased significantly as a result of higher traffic volume and the introduction of the new interconnection regime in September 2003. In addition, advertising costs and commission expenses increased in 2004 compared to 2003 due to increased competition and the high number of new customers. The number of man-years also increased in 2004, thus leading to an increase in salaries and personnel costs.

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
Capital expenditure — Kyivstar
      Capital expenditure increased in 2004 compared to 2003 as a consequence of high subscription growth and also to improve coverage. Capital expenditure in 2003 was in line with 2002 when measured in US Dollars.
GrameenPhone — Bangladesh

	2002	2003	2004

	(NOK in millions)
Mobile related revenues	1,203	1,529	2,194
Other revenues*	386	7	8

Total revenues	1,589	1,536	2,202

Total operating expenses	958	693	1,107

Operating profit	631	843	1,095

EBITDA	757	1,001	1,313
Depreciation and amortization	126	158	215
Write-downs	—	—	3

Operating profit	631	843	1,095

Operating profit/ Total revenues (%)	39.7	54.9	49.7
EBITDA/ Total revenues (%)	47.6	65.2	59.6
Capex	342	429	1,318
No. of man-years (end of period)	692	829	1,147
No. of subscriptions (in thousand)	769	1,141	2,388

*	With effect from the third quarter of 2002, Government royalty and license fees collected by GrameenPhone on behalf of the Government authority have been excluded from “other revenues”. With effect from January 1, 2003, sales of handsets by GrameenPhone are regarded as commission sales and are therefore excluded from revenues and costs of materials. These changes contributed to a significant decrease in “other revenues” and “costs of materials” in 2003, but had no effect on profits.
      In December 2003, Telenor increased its ownership interest in GrameenPhone from 46.4% to 51.0%. In October 2004, we increased our ownership interest in GrameenPhone to 55.5% and in December 2004 further increased our ownership interest to 62%. The Norwegian Krone appreciated against the Bangladeshi Taka by 7% in 2004 compared to 2003 and by 13% in 2003 compared to 2002.
Operating profit and EBITDA — GrameenPhone
      Operating profit and EBITDA increased during the period 2002-04, due to higher traffic as a result of the increase in the number of subscriptions, which more than offset the increase in operating expenses. Depreciation and amortization increased in 2004 compared to 2003 due to a higher level of capital expenditure during 2004.
Revenues — GrameenPhone
      Measured in Norwegian Krone, mobile-related revenues increased by 44% in 2004 compared to 2003 due to increased traffic resulting from an increase of 1,247,627 in the number of subscriptions. However, each new subscription generated on average less revenue than existing subscriptions and prepaid subscriptions, who are the main growth segment, generated less traffic and revenue. This resulted in a decline in average revenue per subscription. In local currency, mobile-related revenues increased by 53% in 2004 compared to 2003.
      Measured in Norwegian Krone, mobile-related revenues increased by 27% in 2003 compared to 2002 due to increased traffic resulting from an increase of 371,601 in the number of subscriptions. In relation to average revenue per subscription, the trend in 2003 compared to 2002 was consistent with that of 2004 compared to 2003. In local currency, mobile-related revenues increased by 47% in 2003 compared to 2002.
      GrameenPhone’s estimated market share in Bangladesh at December 31, 2004 was 62% (including both GSM and CDMA subscriptions), which was unchanged from December 31, 2003. However, GrameenPhone’s market share had decreased from 69% at December 31, 2002 to 62% due to increased competition. During 2004, the estimated mobile penetration in Bangladesh increased to 2.8% from 1.3% at end of 2003 and 0.9% at end of 2002.
Operating expenses — GrameenPhone

	2002	2003	2004

	(NOK in millions)
External costs of materials and traffic charges	524	164	245
Internal costs of materials and traffic charges	—	—	—

Total costs of materials and traffic charges	524	164	245

Own work capitalized	—	—	—
Salaries and personnel costs	42	51	75
Other external operating expenses	266	309	539
Other internal operating expenses	—	6	22
Losses on disposal of fixed assets and operations	—	5	8
Depreciation and amortization	126	158	215
Write-downs	—	—	3

Total operating expenses	958	693	1,107

      Operating expenses increased in 2004 compared to 2003 due to primarily the increased number of subscriptions. Costs of materials and traffic charges increased more than revenue due to the introduction of the interconnect regime. Advertising costs and commission expenses increased as a result of the increase in competition and the high number of sales. Salaries and personnel costs, as well as operation and maintenance expenses, increased due to the enlarged operation. Depreciation and amortization increased in 2004 compared to 2003 due to increased capital expenditure during 2004.
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
Capital expenditure — GrameenPhone
      Capital expenditure increased in 2004 compared to 2003 as a consequence of high subscription growth and due to the expansion of the network to improve coverage. Capital expenditure increased in 2003 compared to 2002 due primarily to network expansion.

ProMonte GSM — Montenegro(1)

	2002	2003	2004

	(NOK in millions)
Mobile related revenues	—	—	189
Other revenues	—	—	11

Total revenues	—	—	200

Total operating expenses	—	—	177

Operating profit	—	—	23
EBITDA	—	—	91
Depreciation and amortization	—	—	68
Write-downs	—	—	—

Operating profit	—	—	23

Operating profit/ Total revenues (%)	—	—	11.5
EBITDA/ Total revenues (%)	—	—	45.5
Capex	—	—	16
No. of man-years (end of period)	—	—	224
No. of subscriptions (in thousand)	—	—	279

(1)	The table shows figures included in the accounts for Telenor from the date of acquisition.
      In 2004, we increased our ownership interest in ProMonte from 44.1% to 100% and consolidated ProMonte as a subsidiary effective August 12, 2004. The following discussion and analysis of ProMonte’s results of operations is based on ProMonte’s financial statements for the years ended December 31, 2003 and 2004, as prepared by ProMonte, which we have adjusted to conform materially with Norwegian GAAP. We believe that such information provides a more useful measure of comparative financial performance for a period when we had not yet consolidated ProMonte. However, such information does not purport to represent what the actual results of operations would have been had ProMonte been consolidated from January 2003 and is not necessarily indicative of our future operating results.
Operating profit and EBITDA — ProMonte GSM
      Operating profit and EBITDA increased in 2004 compared to 2003 due to higher traffic as a result of the increase in the number of subscriptions, which more than offset the increase in operating expenses.
Revenues — ProMonte GSM
      In 2004, revenues increased by 3.4% measured in local currency due to increased traffic resulting from an increase of 38,000 in the number of subscriptions. However, on average each subscription generated less revenues due to reduced average number of call minutes and revenues per subscription.
      ProMonte’s market share of GSM subscriptions at December 31, 2004 was estimated to be 58% compared to 56% at December 31, 2003.

Operating expenses — ProMonte GSM

	2002	2003	2004

	(NOK in millions)
External costs of materials and traffic charges	—	—	57
Internal costs of materials and traffic charges	—	—	—

Total costs of materials and traffic charges	—	—	57

Own work capitalized	—	—	—
Salaries and personnel costs	—	—	15
Other external operating expenses	—	—	34
Other internal operating expenses	—	—	3
Losses on disposal of fixed assets and operations	—	—	—
Depreciation and amortization(1)	—	—	68
Write-downs	—	—	—

Total operating expenses	—	—	177

(1) Includes amortization of Telenor’s net excess values* by	—	—	33

*	Net excess values are the difference between our acquisition cost and our share of equity at acquisition of subsidiaries.
      Operating expenses increased in 2004 compared to 2003. A decrease in costs of materials and traffic charges was partly offset by an increase in advertising costs and commission expenses as a result of increased competition. Costs of materials and traffic charges decreased in 2004 compared to 2003 due to reduction in interconnect tariffs (new interconnect agreements with Monet and Telecom).
Capital expenditure — ProMonte GSM
      Capital expenditure decreased in 2004 compared to 2003 due to reduced prices for network-related equipment.
Other including eliminations

	2002	2003	2004

	(NOK in millions)
EBITDA	(539)	(374)	(429)
Depreciation and amortization	137	61	5
Write-downs	9	7	—

Operating (loss)	(685)	(442)	(434)

Investments
Capex	12	(7)	2,021
No. of man-years (end of period)	169	254	380
      Other mobile units include the greenfield operation in Pakistan, and costs related to the management and administration of Telenor’s international mobile operations and eliminations of internal trade between the mobile operations.
      EBITDA loss increased in 2004 compared to 2003 mainly due to operating costs related to the operations in Pakistan. EBITDA loss for the operation in Pakistan in 2004 was NOK 78 million.
      EBITDA loss was lower in 2003 compared to 2002, primarily due to the discontinuance of our djuice.com activities in 2003 and reduced management and administrative expenses. The decrease in depreciation and amortization in the period 2002 to 2004 was primarily due to the discontinuance of our djuice.com activities in 2003.

      The significant increase in capital expenditure in 2004 compared to 2003 was due mainly to the purchase of a license for mobile telephony in Pakistan. For additional information regarding the acquisition of a license for mobile telephony in Pakistan, you should read “Item 4: Information on the Company — Mobile Operations — Telenor Pakistan — Pakistan”.
Associated Companies and Joint Ventures

	2002	2003	2004

	(NOK in millions)
Telenor’s share of(1):
Net income after taxes	612	608	857
Amortization of Telenor’s net excess values	(798)	(534)	(163)
Write-downs of Telenor’s excess values	(1,884)	(15)	—
Gain on disposal of ownership interests	40	1,580	—

Net result from associated companies	(2,030)	1,639	694

(1)	These figures are partly based on our management’s estimates in connection with the preparation of our consolidated financial statements. Our consolidated profit and loss statement contains only the line item “net result from associated companies”. Our share of the other items shown in the table is not included in our consolidated financial statements but this information is set forth in note 16 to our consolidated financial statements. Net excess values are the difference between our acquisition cost and our share of equity at acquisition of the associated companies.
      The results from associated companies were affected by:

•	The sale of Extel in 2002, and the sale of Stavtelesot, OniWay and 9% of the shares in Cosmote in 2003.

•	Pannon GSM, Kyivstar, Sonofon and ProMonte being accounted for as subsidiaries effective February 4, 2002, September 1, 2002, February 12, 2004 and August 12, 2004, respectively.
      Our associated mobile companies, particularly VimpelCom in Russia and TAC in Thailand, experienced a significant increase in their customer base in 2004 and in 2003.
      Adjusted for associated companies sold or becoming subsidiaries, net income after taxes increased by NOK 0.3 billion in 2004 compared to 2003, mainly due to VimpelCom.
      Adjusted for associated companies sold or becoming subsidiaries, net income after taxes increased by approximately NOK 100 million in 2003 compared to 2002, mainly due to VimpelCom. This was partially offset by a write-down of assets in Sonofon in 2003 of approximately NOK 100 million related to fixed wireless access. Net income after taxes in 2002 included a write-down of our investment in OniWay of NOK 316 million. We wrote down this investment, as we did not consider it commercially sensible to continue operations as planned. We disposed of our shares in OniWay in June 2003 with a gain of NOK 35 million reported as a part of financial items.
      Due to the consolidation of Sonofon, amortization of net excess values on associated companies decreased in 2004 compared to 2003. Due to the write-downs in 2002 and the consolidation of Pannon GSM and Kyivstar, amortization of net excess values on associated companies decreased in 2003 compared to 2002. In addition, in 2003 amortization of net excess values decreased due to the reversal of previous amortization of net excess values on Wireless Matrix, as net excess values had been reduced to below zero in 2002.
      At December 31, 2002, we wrote down our investment in Sonofon by NOK 1.0 billion to the estimated fair value of Sonofon based on discounted cash flows and comparison to other companies. At December 31, 2002 we wrote down TAC/UCOM by NOK 0.9 billion to the publicly quoted share price.

      Gains on disposals in 2003 were related to the sale of Stavtelesot in January 2003 and the sale of 9% of the shares in Cosmote in April 2003. In February 2004, we sold the remaining 9% of the shares in Cosmote with a gain before tax of NOK 2.6 billion reported as a part of financial items. Gains in 2002 were related to the sale of Extel in December 2002.
TELENOR FIXED

	2002	2003	2004

	(NOK in millions)
External revenues	18,338	18,787	17,430
Internal revenues	1,670	1,713	1,826
Gains on disposal of fixed assets and operations	14	9	10

Total revenues	20,022	20,509	19,266

External costs of materials and traffic charges	3,649	3,903	3,731
Internal costs of materials and traffic charges	1,626	1,529	1,327
Total costs of materials and traffic charges	5,275	5,432	5,058

Own work capitalized	(110)	(117)	(132)
Salaries and personnel costs	3,577	3,650	3,490
Other external operating expenses	3,966	3,140	2,881
Other internal operating expenses	1,685	1,714	1,667
Losses on disposal of fixed assets and operations	32	25	25
Depreciation and amortization(1)	4,366	4,110	3,468
Write-downs(2)	500	24	15

Total operating expenses	19,291	17,978	16,472

Operating profit	731	2,531	2,794

Associated companies	(5)	8	50
Net financial items	(297)	(736)	(438)

Profit before taxes and minority interests	429	1,803	2,406

(1) Includes amortization of Telenor’s net excess values* by	157	(76)	(102)
(2) Includes write-downs of Telenor’s net excess values* by	160	—	—
EBITDA	5,597	6,665	6,277
Depreciation and amortization	4,366	4,110	3,468
Write-downs	500	24	15

Operating profit	731	2,531	2,794

Operating profit/ Total revenues (%)	3.7	12.3	14.5
EBITDA/ Total revenues (%)	28.0	32.5	32.6
Investments:
Capex	3,260	1,867	1,791
Investments in businesses	270	294	105
No. of man-years (end of period)	7,215	6,087	5,651
Of which abroad	1,583	652	643

*	Net excess values are the difference between our acquisition cost and our share of equity at acquisition of subsidiaries.

	2002	2003	2004

	(NOK in millions)
Revenues
Norway	18,281	18,189	17,518
Sweden	1,073	1,603	1,692
Russia(1)	682	703	—
Other	149	162	175
Eliminations	(163)	(148)	(119)

Total revenues	20,022	20,509	19,266

EBITDA
Norway	5,489	6,512	6,271
Sweden	(100)	(56)	8
Russia(1)	228	215	—
Other	(23)	(8)	6
Eliminations	3	2	(8)

Total EBITDA	5,597	6,665	6,277

Operating profit (loss)
Norway	1,157	2,720	3,025
Sweden	(333)	(198)	(167)
Russia(1)	70	71	—
Other	(166)	(71)	(64)
Eliminations	3	9	—

Total operating profit	731	2,531	2,794

(1)	On December 1, 2003, we exchanged the shares in our consolidated subsidiary Comincom/Combellga (Russia) for an ownership interest in the listed company Golden Telecom, which is now reported as an associated company
Overview
      In 2004, both our market share of retail subscribers and our revenues from retail subscribers decreased. Such a decrease was partially offset by an increase in wholesale revenues and was primarily a consequence of increased competition, including competition from service providers to whom we provide telephony access (PSTN and ISDN) on a wholesale basis. In spite of the increased competition from other fixed operators and service providers for PSTN/ISDN and DSL services, we maintained a stable market share for fixed telephony traffic and increased our market share for DSL subscriptions. The increase in revenues from DSL and the wholesale market offset only in part the decrease in retail revenues due to reduced subscription and connection revenue as a result of declining market share for telephony access and the decrease in the market as a whole and traffic revenues due to migration of voice minutes to mobile traffic and data minutes to IP (ADSL).
      Compared to 2003, Fixed’s results were also affected by the sale of Comincom/Combellga (Russia) to Golden Telecom on 1 December 2003 and the sale of parts of the Managed Services business from Fixed to EDB Business Partner with effect from May 1, 2004.
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
Operating profit and EBITDA
      Operating profit increased in 2004 compared to 2003 due to decreased depreciation, amortization and write-downs. In 2004, we recorded costs for workforce reductions and loss contracts totaling NOK 86 million, compared to NOK 6 million in 2003.
      Operating profit increased in 2003 compared to 2002 due to decreased depreciation, amortization and write-downs and increased EBITDA. Write-downs in 2002 related to data equipment and IT solutions both for internal use and to provide services to our customers. Depreciation and amortization decreased in 2003 compared to 2002 due to the write-downs made in 2002 and due to decreased capital expenditure and amortization of negative goodwill related to Fixed-Sweden. Decreased operating expenses also contributed to the increase in EBITDA in 2003 compared to 2002. In 2003, we recorded expenses for workforce reductions and loss contracts totaling NOK 6 million, compared to NOK 311 million in 2002. In addition, we reduced our operating expenses in 2003 as a result of other cost reduction measures.
Fixed — Norway

	2002	2003	2004

	(NOK in millions)
Business market — fixed network
Subscriptions and connections — analog (PSTN)/digital (ISDN)	1,335	1,240	1,062
Subscriptions and connections — ADSL/Internett	194	226	264
Fixed to fixed traffic domestic, excluding traffic to service providers (ISP)	776	625	496
Traffic to Internet service providers (ISP)	170	116	63
Traffic to mobile	666	647	633
Traffic abroad	180	159	148
Other traffic	669	621	536
Total fixed network business market	3,990	3,634	3,202
Residential market — fixed network
Subscriptions and connections — analog (PSTN)/digital (ISDN)	3,026	3,060	2,621
Subscriptions and connections — ADSL/Internett	543	815	1,051
Fixed to fixed traffic domestic, excluding traffic to service providers (ISP)	1,190	1,061	933
Traffic to Internet service providers (ISP)	520	445	347
Traffic to mobile	1,144	1,069	1,023
Traffic abroad	279	250	229
Other traffic	660	630	497
Total fixed network residential market	7,362	7,330	6,701
Other retail revenues
Leased lines	341	329	301
Data services (frame relay, ATM, lan-lan, datapak)	828	836	854
Managed Services (Operating services)	679	726	454
Other	388	377	509

Total other retail revenues	2,236	2,268	2,118

Total retail revenues	13,588	13,232	12,021

	2002	2003	2004

	(NOK in millions)
Wholesale market — fixed network
Sale to service providers and operators	107	249	711
Domestic interconnect	629	643	608
International interconnect	340	339	329
Transit traffic	1,027	1,038	993
Leased lines	647	631	614
Other wholesale	194	277	393

Total wholesale market — fixed network	2,944	3,177	3,648

Total external revenues	16,532	16,409	15,669

Internal revenues	1,749	1,776	1,844
Gains on disposal of fixed assets and operations	—	4	5

Total revenues	18,281	18,189	17,518

Total operating expenses	17,124	15,469	14,493

Operating profit	1,157	2,720	3,025

EBITDA	5,489	6,512	6,271
Depreciation and amortization	3,919	3,773	3,244
Write-downs	413	19	2

Operating profit	1,157	2,720	3,025

Operating profit/ Total revenues (%)	6.3	15.0	17.3
EBITDA/ Total revenues (%)	30.0	35.8	35.8
Investments:
Capex	2,919	1,568	1,473
Investments in businesses	11	1	2
No. of man-years (end of period)	5,653	5,440	5,000
Operating profit and EBITDA — Fixed — Norway
      Compared to 2003, the results in 2004 were affected by the sale of part of the Managed Services business from Fixed to EDB Business Partner with effect from May 1, 2004. The transferred business provided services in connection with the operation of the IT systems to other Telenor companies and to external customers.
      Operating profit increased in 2004 compared to 2003 due to decreased depreciation, amortization and write-downs, partially offset by decreased EBITDA. Deprecation and amortization decreased due to decreased capital expenditure and the impact of the sale of part of the Managed Services business to EDB Business Partner from May 1, 2004. Decreased EBITDA in 2004 compared to 2003 was due to the sale of part of the Managed Services business to EDB Business Partner, partially offset by reduced operating costs. We expensed NOK 71 million to workforce reductions and loss contracts in 2004 compared to 2003 when we did not record expenses for workforce reductions and loss contracts.
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
External revenues — Fixed — Norway
Business and residential market
      External subscription and connection revenues from PSTN/ISDN decreased in 2004 compared to 2003 due to transition to sales of access lines on a wholesale basis and a decrease in the number of subscriptions in the market as a whole.
      Increased external revenues from ADSL and Internet subscriptions were due to the increase in the number of ADSL subscriptions. The number of ADSL subscriptions (business and residential) was approximately 326,000 at December 31, 2004, an increase of 149,000 compared to the end of 2003.
      Reduced external traffic revenue in 2004 compared to 2003 was due to an approximately 15% (approximately 15% in both the business — and residential market) decrease in total traffic in Telenor’s fixed network (total market) measured in minutes. The decrease in traffic resulted from migration of fixed voice traffic to mobile traffic and of data traffic from dial-up Internet to ADSL.
      Telenor’s market share measured in traffic minutes was 69% in December 2004 (72% in the business market and 68% in the residential market), the same as in December 2003 but lower compared to December 2002 (76% in the business market and 70% in the residential market).
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
      Telenor’s market share measured in traffic minutes was 72% in December 2002 (76% in the business market and 70% in the residential market).
Other external retail revenues
      Due to the sale of parts of our Managed Services business from Fixed to EDB Business Partners as of May 1, 2004, the external revenue from managed services declined in 2004 compared to 2003. Revenues from other retail products, such as sales of equipment and maritime radio services, increased in 2004 due to new contracts and increased revenues from our Internet portal services.
      Other external retail revenues in 2003 were in line with 2002.
Wholesale market
      Increased revenues from sales to service providers and other operators in 2004 compared to 2003 were due to a growth in sales of unbundled telephony access (PSTN/ISDN) lines and ADSL. The number of PSTN/ISDN lines sold on a wholesale basis was 438,000 at December 2004, an increase of 208,000, compared to 230, 000 at the end of 2003. The number of ADSL subscriptions sold on a wholesale basis was 93,000 at December 2004, an increase of 39,000, compared to 52,000 at the end of 2003. External revenues from domestic interconnections decreased in 2004 compared to 2003 due to decline in the number of fixed access lines and reductions in interconnection prices.
      Decreased revenues from international interconnection and transit traffic were due to price and volume reductions.
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
      Other wholesale revenues increased in 2004 compared to 2003 mainly due to sales of local loop unbundled subscriptions. The number of local loop unbundled subscription sold at the end of 2004 was 145,000, an increase of 65,000, compared to 80,000 at December 2003
Internal revenues — Fixed-Norway
      Internal revenues consist of intra group sales of network capacity, leased lines and interconnections, mainly to Telenor Mobil, sales of other wholesale products, such as co-location and contractor work, and sales of managed services and data services, mainly to Fixed-Sweden. Increased sales of leased lines and contractor work to Telenor Mobil and Broadcast offset the decrease in sales of managed services due to the transfer of parts of our Managed Services business from Fixed to EDB Business Partner as of May 1, 2004.
      Internal revenues increased in 2003 compared to 2002 mainly due to increased sales of co-location and contractor work to Telenor Mobil and Broadcast.
Operating expenses — Fixed-Norway

	2002	2003	2004

	(NOK in millions)
External costs of materials and traffic charges	2,759	2,545	2,562
Internal costs of materials and traffic charges	1,704	1,583	1,327
Total costs of materials and traffic charges	4,463	4,128	3,890

Own work capitalized	(96)	(103)	(116)
Salaries and personnel costs	3,175	3,189	3,150
Other external operating expenses	3,563	2,792	2,659
Other internal operating expenses	1,658	1,682	1,640
Losses on disposal of fixed assets and operations	29	(11)	24
Depreciation and amortization(1)	3,919	3,773	3,244
Write-downs(2)	413	19	2

Total operating expenses	17,124	15,469	14,493

(1) Includes amortization of Telenor’s net excess values* by	23	9	2
(2) Includes write-downs of Telenor’s net excess values* by	89	—	—

*	Net excess values are the difference between our acquisition cost and our share of equity at acquisition of subsidiaries.
      Total cost of materials and traffic charges decreased in 2004 compared to 2003 due to decreased traffic, especially traffic to Internet service providers (ISP) and fixed to mobile traffic, decreased prices for termination in mobile networks from February 1, 2004 and the impact of the sale of parts of our Managed Services business from Fixed to EDB Business Partner as of May 1, 2004.

      Total costs of materials and traffic charges decreased in 2003 compared to 2002 due to: the decrease in traffic to Internet service providers (ISP) as a result of the transition to ADSL, which does not generate traffic charges; the decrease in fixed to mobile and international traffic; and the decrease in prices for termination in mobile networks from July 1, 2003. We also decreased our costs of materials and traffic charges of managed services. This was due to both reduced volume of external and internal sale and a shift towards products with higher gross margin. The shift towards products with higher gross margin was partly achieved by renegotiating contracts so that contract elements with relatively high levels of materials and traffic charges were removed from scope of work.
      Salaries and personnel costs decreased in 2004 compared to 2003 due to the decline in the number of man-years as a result of the transfer of parts of our Managed Services business from Fixed to EDB Business Partners as of May 1, 2004 and to pension obligations being recognized as income due to a change in accounting treatment of our agreement-based early retirement plan (AFP). This decrease was partly offset by a general increase in salaries.
      Salaries and personnel costs in 2003 were in line with 2002. The decrease in the number of man-years during 2003 was offset by general increase in salaries and transfer of approximately 180 man-years, primarily from the Broadcast business area, between the last quarter of 2002 and the first quarter of 2003.
      Costs related to workforce reductions increased by NOK 83 million in 2004 compared to 2003.
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
      Depreciation and amortization decreased in 2004 compared to 2003 due to reduction in capital expenditure in 2002-04 and the impact of the sale of parts of our Managed Services business from Fixed to EDB Business Partner as of May 1, 2004.
      Depreciation and amortization decreased in 2003 compared to 2002 mainly due to the reduction in capital expenditure and the write-downs made in 2002 and fully depreciated assets.
Capital Expenditure — Fixed-Norway
      Decreasing capital expenditure in the period 2002 to 2004 was due to declining demand for fixed network services, improved efficiency, e.g. in the use of capital, and reduced equipment prices.

Fixed — Sweden

	2002	2003	2004

	(NOK in millions)
External revenues	983	1,517	1,588
Internal revenues	76	81	99
Gains on disposal of fixed assets and operations	14	5	5

Total revenues	1,073	1,603	1,692

Total operating expenses	1,406	1,801	1,859

Operating (loss)	(333)	(198)	(167)

EBITDA	(100)	(56)	8
Depreciation and amortization	218	141	164
Write-downs	15	1	11

Operating (loss)	(333)	(198)	(167)

Investments:
Capex	84	85	279
Investments in businesses	257	13	93
No. of man-years (end of period)	551	443	455
      In December 2003, after acquiring slightly more than 90% of Utfors’ shares, we initiated a compulsory acquisition procedure in accordance with Swedish law for the remaining outstanding shares of Utfors, and launched a cash offer to purchase the remaining outstanding shares in Utfors in order to accelerate the process. After the expiration of the tender period under the cash offer at the end of January 2004, we owned 100% of the shares in Utfors AB.
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
Operating (loss) — Fixed-Sweden
      The decrease in operating loss in 2004 compared to 2003 was mainly due to increased revenues from sales of voice traffic and data services, which offset the increased operational expenses mainly due to the roll out of DSL. The increase in depreciation and amortization in 2004 compared to 2003 was due to an increase in capital expenditure connected with the roll out of DSL.
      The decrease in operating loss in 2003 compared to 2002 was mainly due to the consolidation of Utfors AB and increased revenues from the other operations of Fixed-Sweden. The decrease in depreciation and amortization in 2003 compared to 2002 was due to the amortization of negative goodwill in connection with the acquisition of Utfors AB.
Revenues — Fixed-Sweden
      The increase in revenues in 2004 compared to 2003 was mainly due to the increase in sales of voice traffic on a wholesale basis and data services. In addition, a one-time impact of non-recurring revenue of sales of data services on a wholesale basis and a prepaid sale of capacity for delivery in the future where the delivery obligation was terminated. The increase in revenues offset the impact of termination of volume contracts related to international interconnect and reduced sales of telephony services on a wholesale basis. Increased revenues in 2003 compared to 2002 were due to the effect of the consolidation of Utfors AB, a new wholesale agreement with the associated company Glocalnet AB and increased sales of traffic and data services in the business market.

Operating Expenses — Fixed-Sweden

	2002	2003	2004

	(NOK in millions)
Operating expenses
External costs of materials and traffic charges	626	1,047	1,084
Internal costs of materials and traffic charges	69	93	110

Total costs of materials and traffic charges	695	1,140	1,194

Own work capitalized	—	—	(16)
Salaries and personnel costs	236	294	296
Other external operating expenses	222	198	184
Other internal operating expenses	20	18	26
Losses on disposal of fixed assets and operations	—	9	—
Depreciation and amortization(1)	218	141	164
Write-downs(1)	15	1	11

Total operating expenses	1,406	1,801	1,859

(1) Includes amortization and write-downs of Telenor’s net excess values* by	31	(143)	(104)

*	Net excess values are the difference between our acquisition cost and our share of equity at acquisition of subsidiaries.
      Total costs of materials and traffic charges increased in 2004 compared to 2003 due to provisioning for an ongoing dispute between telecom operators in Sweden regarding termination regimes prior to 2001. In addition, we had expenses related to loss contracts and increased ADSL site costs.
      Depreciation and amortization increased in 2004 compared to 2003 due to growing ADSL capital expenditure in 2004.
      Increased operating expenses in 2003 compared to 2002 were due to the effect of the consolidation of Utfors AB. Depreciation and amortization decreased in 2003 compared to 2002 due to amortization of negative goodwill in connection with the acquisition of Utfors AB.
Fixed — Russia
      Telenor sold its shareholding in Comincom/ Combellga on December 1, 2003 in exchange for shares in the listed company Golden Telecom. Comincom/ Combellga was consolidated as a subsidiary up until December 1, 2003. Golden Telecom is accounted for as an associated company from this date. Telenor had an ownership interest in Golden Telecom of 20.3 % at December 31, 2004.
Fixed — Other Countries
      Fixed — Other Countries comprises our fixed networks and Internet activities in the Czech Republic and Slovakia. Increased revenues from retail and wholesale of ADSL and reduced operational expenses resulted in a positive EBITDA and reduced operating loss in 2004 compared to 2003.
      Increased revenues contributed to reduced EBITDA losses in 2003 compared to 2002. In 2002 we made write-downs of goodwill related to the Internet operations by NOK 72 million.

TELENOR BROADCAST

	2002	2003	2004

	(NOK in millions)
External revenues	3,366	4,641	5,211
Internal revenues	241	159	135
Gains on disposal of fixed assets and operations	(2)	20	1

Total revenues	3,605	4,820	5,347

External costs of materials and traffic charges	1,477	1,934	2,072
Internal costs of materials and traffic charges	94	92	98
Total costs of materials and traffic charges	1,571	2,026	2,170

Own work capitalized	(32)	(18)	(10)
Salaries and personnel costs	609	570	576
Other external operating expenses	700	734	864
Other internal operating expenses	252	271	251
Losses on disposal of fixed assets and operations	6	8	1
Depreciation and amortization(1)	844	1,030	886
Write-downs(1)	130	18	20

Total operating expenses	4,080	4,639	4,758

Operating profit (loss)	(475)	181	589

Associated companies	(264)	(84)	1
Net financial items	(812)	(909)	(471)

Profit (loss) before taxes and minority interests	(1,551)	(812)	119

(1) Includes amortization and write-downs of Telenor’s net excess values* by	161	256	243
EBITDA	499	1,229	1,495
Depreciation and amortization	844	1,030	886
Write-downs	130	18	20
Operating profit (loss)	(475)	181	589
Operating profit (loss)/Total revenues (%)	nm	3.8	11.0
EBITDA/ Total revenues(%)	13.8	25.5	28.0
Investments
Capex	384	252	243
Investments in businesses	2.385	14	—
No. of man-years (end of period)	972	809	774
Of which abroad	226	210	222
Revenues
Distribution	2,162	3,794	4,310
Transmission	1,457	1,277	1,211
Other	326	354	461
Eliminations	(340)	(605)	(635)

Total revenues	3,605	4,820	5,347

EBITDA
Distribution	19	686	749
Transmission	581	554	685
Other	(102)	(10)	61
Eliminations	1	(1)	—

Total EBITDA	499	1,229	1,495

*	Net excess values are the difference between our acquisition cost and our share of equity at acquisition of subsidiaries.

Overview
      In 2004, the results of our Broadcast business area were positively affected by continued growth in the numbers of subscribers, price increase for DTH services and reduced cost of leased satellite capacity.
      In September 2004, we purchased an ownership interest in a new satellite, Intelsat 10-02, to replace our formerly leased capacity with our own satellite transponders. The investment reduced our costs of materials and traffic charges and increased depreciation within Transmission.
Operating profit (loss) and EBITDA
      Operating profit and EBITDA increased in 2004 compared to 2003 primarily due to subscriber growth, increased prices for DTH, and reduced costs for leasing satellite capacity and the replacement of formerly leased satellite capacity with our own satellite transponders from September 2004. Depreciation and amortization decreased in 2004 compared to 2003 due to fully depreciated fixed assets within Distribution.
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
Distribution

	2002	2003	2004

	(NOK in millions)
External revenues
DTH	1,099	2,528	2,917
Cable TV	742	888	986
SMATV	252	335	382
Other	55	10	15

Total external revenues	2,148	3,761	4,300
Internal revenues	16	13	9
Gains on disposal of fixed assets and operations	(2)	20	1

Total revenues	2,162	3,794	4,310

Total operating expenses	2,740	3,870	4,168

Operating profit (loss)	(578)	(76)	142

EBITDA	19	686	749
Depreciation and amortization	541	754	592
Write-downs	56	8	15

Operating profit (loss)	(578)	(76)	142

Operating profit (loss)/Total revenues (%)	nm	nm	3.3
EBITDA/ Total revenues (%)	0.9	18.1	17.4
Investments
Capex	235	112	120
Investments in businesses	2,369	—	—
No. of man-years (end of period)	563	416	373
Operating profit (loss) and EBITDA — Distribution
      In Distribution, we had an operating profit in 2004 of NOK 142 million compared to an operating loss of NOK 76 million in 2003. Both operating profit and EBITDA increased primarily due to subscriber growth and price increases for DTH services. Depreciation and amortization decreased due to fully depreciated assets.
      In 2003, EBITDA increased and operating loss decreased compared to 2002 due to the consolidation of Canal Digital, a higher number of subscribers, reduced costs for transmission and content and workforce reductions.
Revenues — Distribution
      External revenues in Distribution in 2004 increased by 14% compared to 2003 primarily due to a higher number of subscribers, price increases for DTH services and a weakening of the Norwegian Krone against the Swedish Krona.
      In 2003, external revenues in Distribution increased compared to 2002 due to the full-year effect of the consolidation of Canal Digital, a higher number of DTH and cable TV subscribers, price increases for cable TV and the effect of the weakening of the Norwegian Krone against the Swedish Krona. Increased revenues from SMATV networks in 2003 compared to 2002 were due primarily to new pay-TV channels. At December 31, 2004, our total number of television subscribers in the Nordic region was 2,644,000, a net increase of 7.3% compared to December 31, 2003. The number of our DTH Pay-TV subscribers was 824,000, an increase of 8% compared to December 31, 2003. The number of our Cable TV subscribers increased by 20,000 to 624,000 in 2004. The numbers of SMATV households was 1,212,000 at December 31, 2004, an increase of 8.6% compared to December 31, 2003.
Operating expenses — Distribution

	2002	2003	2004

	(NOK in millions)
External costs of materials and traffic charges	1,075	1,591	1,883
Internal costs of materials and traffic charges	233	480	481

Total costs of materials and traffic charges	1,308	2,071	2,364

Own work capitalized	(16)	(8)	—
Salaries and personnel costs	274	263	256
Other external operating expenses	452	570	710
Other internal operating expenses	125	204	230
Losses on disposal of fixed assets and operations	—	8	1
Depreciation and amortization(1)	541	754	592
Write-downs(1)	56	8	15

Total operating expenses	2,740	3,870	4,168

(1) Includes amortization and write-downs of Telenor’s net excess values* by	160	255	243

*	Net excess values are the difference between our acquisition cost and our share of equity at acquisition of subsidiaries.
      Total operating expenses in Distribution increased in 2004 compared to 2003 primarily due to subscriber growth and increased marketing costs as a result of increased competition.
      Salaries and personnel costs in 2004 decreased compared to 2003 primarily due to workforce reductions in 2003.
      Other operating expenses in 2004 increased primarily due to subscriber growth and increased marketing costs as a result of increased competition.
      Depreciation and amortization in 2004 decreased compared to 2003 primarily due to fully depreciated set-top boxes.

      Total operating expenses increased in 2003 compared to 2002 primarily due to the full year effect of consolidation of Canal Digital.
Transmission

	2002	2003	2004

	(NOK in millions)
External revenues
Satellite Broadcasting	655	352	317
Norkring	455	464	471

Total external revenues	1,110	816	788

Internal revenues	347	461	423
Gains on disposal of fixed assets and operations	—	—	—

Total revenues	1,457	1,277	1,211

Total operating expenses	1,207	996	803

Operating profit	250	281	408

EBITDA	581	554	685
Depreciation and amortization	290	266	276
Write-downs	41	7	1

Operating profit	250	281	408

Operating profit (loss)/Total revenues (%)	17.2	22.0	33.7
EBITDA/ Total revenues (%)	39.9	43.4	56.6
Investments
Capex	115	116	735
Investments in businesses	—	—	—
No. of man-years (end of period)	252	222	220
Operating profit and EBITDA — Transmission
      In 2004, operating profit and EBITDA in Transmission increased compared to 2003 primarily due to reduced prices for leasing of satellite capacity and the replacement of formerly leased capacity with our own satellite transponders on Intelsat 10-02 from September 2004.
      EBITDA was relatively stable in 2003 compared to 2002 as the decrease in revenues was offset by decreased operating expenses, excluding depreciation, amortization and write-downs.
Revenues — Transmission
      External revenues in Transmission decreased in 2004 compared to 2003 due to the phasing out of analog transmission via satellite.
      External revenues in Transmission decreased in 2003 compared to 2002 due to the consolidation of Canal Digital in 2002 and the phasing out of analog transmission via satellite. Revenues from sales to Canal Digital were reported as external revenues until June 30, 2002. Such revenues amounted to NOK 206 million for the first six months of 2002. Following the consolidation of Canal Digital, sales from Transmission to Canal Digital (Distribution) have been reported as internal revenues in Transmission and eliminated for the Broadcast business area as a whole. Other internal revenues in Transmission consist mainly of sales of satellite capacity to Satellite Services, included in “Other business units”.

Operating expenses — Transmission

	2002	2003	2004

	(NOK in millions)
External costs of materials and traffic charges	354	287	135
Internal costs of materials and traffic charges	70	45	15

Total costs of materials and traffic charges	424	332	150

Own work capitalized	(10)	(7)	(7)
Salaries and personnel costs	194	159	159
Other external operating expenses	152	90	90
Other internal operating expenses	116	149	134
Losses on disposal of fixed assets and operations	—	—	—
Depreciation and amortization	290	266	276
Write-downs	41	7	1

Total operating expenses	1,207	996	803

      In 2004, costs of materials and traffic charges in Transmission decreased compared to 2003 due primarily to reduced prices for leased satellite capacity and the replacement of leased satellite capacity with our own satellite transponders from September 2004.
      Depreciation and amortization increased in 2004 compared to 2003, primarily due to our investment in satellite transponders on the new satellite, Intelsat 10-02.
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
Other
      Other primarily consists of Conax, which offers conditional access systems (such as smart cards) and the corporate functions of Broadcast.
      Positive EBITDA in 2004 compared to EBITDA loss in 2003 was primarily due to increased external revenues in Conax and reduced costs within corporate functions.
      Reduced EBITDA loss in 2003 compared to 2002 was due to a management fee from Canal Digital, increased revenues in Conax and cost-saving initiatives.
Capital Expenditure
      Capital expenditure increased in 2004 compared to 2003 due to the purchase of an ownership interest in a new satellite, Intelsat 10-02, in September 2004. This capacity replaces the former leased capacity from Intelsat.
      Capital expenditure decreased in 2003 compared to 2002 due primarily to lower capital expenditure in our cable-TV networks.

Associated Companies

	2002	2003	2004

	(NOK in millions)
Telenor’s share of:(1)
Net income (loss) after taxes	(138)	10	18
Amortization of Telenor’s net excess values	(55)	(22)	(11)
Write-downs of Telenor’s excess values	(71)
Loss on disposal of ownership interests	—	(72)	(6)

Net result from associated companies	(264)	(84)	1

(1)	The figures are partly based on our management’s estimates in connection with the preparation of our consolidated financial statements. The consolidated profit and loss statement contains only the line item “net result from associated companies”. Telenor’s share of the other line items in the table is not included in our consolidated financial statements but this information is set forth in note 16 to our consolidated financial statements. Net excess values are the difference between our acquisition cost and our share of equity at acquisition of the associated companies.
      We consolidated Canal Digital as a subsidiary as of June 30, 2002 and, therefore, the results for our associated companies in Broadcast are not comparable for the period 2002 to 2003.
      In 2003 and 2004, the associated companies in Broadcast consisted primarily of Otrum ASA and APR Media Holding AS.
      During 2003, we transferred our 29.1% ownership interest in A-Pressen ASA to APR Media Holding AS in return for a 44.8% ownership interest in APR Media Holding AS. We recorded a loss of NOK 72 million in connection with the transaction.
      We estimated the fair value of Otrum to be lower than its book value and, therefore, we wrote down our excess values related to Otrum during 2002.
EDB BUSINESS PARTNER (ownership interest 51.8% as of December 31, 2003)

	2002	2003	2004

	(NOK in millions)
External revenues	3,383	3,210	3,311
Internal revenues	955	1,060	924
Gains on disposal of fixed assets and operations	3	19	295

Total revenues	4,341	4,289	4,530
Total operating expenses	4,750	4,293	4,006

Operating profit (loss)	(409)	(4)	524
Associated companies	(5)	(13)	—
Net financial items	(86)	(71)	(44)

Profit (loss) before taxes and minority interests	(500)	(88)	480
EBITDA	348	399	924
Depreciation and amortization	393	375	400
Write-downs	364	28	—

Operating profit (loss)	(409)	(4)	524

Investments:
Capex	167	210	233
Investments in businesses	88	95	1,076
Total full-time equivalent employees (period end)	2,760	2,477	3,008
Of which outside Norway	308	266	512

Overview
      EDB Business Partner ASA is listed on the Oslo Stock Exchange. The figures are affected by the acquisitions of Managed Services business from Fixed (May 1, 2004) and Apoteket AB (April 1, 2004) within IT Operations and Incatel AS (May 1, 2003) within Telecom. The Consulting area was discontinued as from July 1, 2003 and the System Integration area within Telecom was divested as from March 25, 2004.
      EDB Business Partners’ main area of business is the Nordic strategic outsourcing industry. The company focuses on retaining current and receiving new larger long-term outsourcing contracts.
      The effects of cost reducing measures implemented in 2002, 2003 and 2004 had a positive impact on the results of EDB Business Partner in 2004.
Operating profit (loss) and EBITDA
      Operating profit increased in 2004 compared to 2003 primarily due to improved cost efficiency and gains from the disposal of System Integration (part of the Telecom area). EBITDA increased in 2004 compared to 2003 due to improved profitability in the IT Operations and Bank & Finance areas, while the Telecom area experienced reduced earnings due to the divestment of parts of its business. In 2004 we recorded total expenses of NOK 33 million for workforce reductions and loss contracts compared to NOK 223 million in 2003. The IT Operations area continued to show improved profitability as a result of increased revenues, primarily from the acquisition of the Managed Services business from Fixed, and cost efficiency. EBITDA in the Banking & Finance area increased as a result of the cost-reducing measures and revenue growth that was in line with the market. In the Telecom area, EBITDA decreased due to the sale of System Integration and to reduced revenues from the remaining parts of the business area.
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
Revenues
      Revenues excluding gains decreased by 1% in 2004 compared to 2003. Adjusted for businesses divested and discontinued, total revenues in 2004 increased by 9% compared to 2003. In the IT Operation area, revenues increased by 11% in 2004 compared to 2003, primarily due to revenues from the Managed Services business, acquired as of May 1, 2004 from Fixed. Revenues in the Banking & Finance area increased as a result of increased sales of software and high activity level for the consultancy business, in particular in the second half of 2004. Revenue in the Telecom area declined due to the divestment of System Integration, which represented a large portion of the business area.
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

Operating Expenses

	2002	2003	2004

	(NOK in millions)
Costs of materials and traffic charges	393	370	355
Own work capitalized	—	—	(1)
Salaries and personnel costs	1,862	1,753	1,660
Other operating expenses	1,738	1,761	1,592
Losses on disposal of fixed assets and operations	—	6	—

Depreciation and amortization	393	375	400
Write-downs	364	28	—

Total operating expenses	4,750	4,293	4,006

      Operating expenses in 2004 decreased compared to 2003 due to NOK 223 million that was expensed in 2003 for workforce reductions and loss contracts and the effects of cost reduction programs. Consulting services, operations, maintenance and rent of hardware and software and other IT-services that are billed to our customers are included in other operating expenses and not as costs of materials and traffic charges.
      Costs of materials decreased in 2004 compared to 2003 due to reduced revenues and changed business mix.
      The reduction in salaries and personnel costs in 2004 compared to 2003 was due to the decrease in the number of employees following the implementation of certain restructuring measures. The reduction as a result of the divestment of System Integration was offset by the acquisition of Managed Services business form Fixed.
      There were no write-downs of goodwill in 2004. Write-downs of goodwill in 2003 was NOK 16 million.
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
Capital Expenditure
      Capital expenditure in the period 2002 to 2004 related mainly to investments in computer hardware and software for the mainframe platform within the IT Operations area. In 2004, part of the capital expenditure related to the replacement of equipment used in IT operations outsourced from our customers.
Investments in businesses
      Investments in businesses included four acquisitions in 2004. In the second quarter, Apoteket AB and Managed Services business from Fixed were acquired for a total of NOK 400 million. As of December 31, 2004, two other acquisitions were made. EDB Business Partner took over IBM’s activities in the area of IT operations and application services for Norwegian customers in the local government sector, distribution and industry for a total consideration of NOK 485 million. In addition, EDB Business Partner acquired Capgemini’s infrastructure management operations in Sweden and Norway for a total consideration of NOK 191 million.

OTHER BUSINESS UNITS

	2002	2003	2004

	(NOK in millions)
External revenues	4,255	3,539	2,979
Internal revenues	785	615	481
Gains on disposal of fixed assets and operations	—	51	135

Total revenues	5,040	4,205	3,595

External costs of materials and traffic charges	2,017	1,527	1,361
Internal costs of materials and traffic charges	265	214	164
Total costs of materials and traffic charges	2,282	1,741	1,525

Own work capitalized	(2)	1	—
Salaries and personnel costs	1,465	1,088	870
Other external operating expenses	854	580	467
Other internal operating expenses	237	210	188
Losses on disposal of fixed assets and operations	26	177	21
Depreciation and amortization(1)	582	491	372
Write-downs(1)	332	37	39

Total operating expenses	5,776	4,325	3,482

Operating profit (loss)	(736)	(120)	113

Associated companies	(132)	(318)	(32)
Net financial items	(943)	(314)	(27)

Profit (loss) before taxes and minority interests	(1,811)	(752)	54

(1) Includes amortization and write-downs of Telenor’s net excess values* by	99	40	37
Investments
Capex	301	233	215
Investments in businesses	771	30	200
No. of man-years (end of period)	3,541	2,244	1,127
Of which abroad	2,075	1,076	357

*	Net excess values are the difference between our acquisition cost and our share of equity at acquisition of subsidiaries.

	2002	2003	2004

	(NOK in millions)
Revenues
Satellite Services	2,764	2,566	2,385
Nextra International	725	272	—
Software Services	185	121	60
Itworks	188	—	—
Other	1,194	1,241	1,150
Eliminations	(16)	5	—

Total revenues	5,040	4,205	3,595

EBITDA
Satellite Services	412	554	410
Nextra International	(155)	(195)	13
Software Services	62	33	(18)
Itworks	(16)	—	—
Other	(125)	16	119

Total EBITDA	178	408	524

	2002	2003	2004

	(NOK in millions)
Operating profit (loss)
Satellite Services	139	234	108
Nextra International	(260)	(220)	13
Software Services	(372)	(86)	(87)
Itworks	(23)	—	—
Other	(220)	(48)	79

Total operating profit (loss)	(736)	(120)	113

Overview
      In 2002 and 2003, the scope of the activities which we consolidate in “Other Business units” changed as we disposed of some businesses and we restructured certain others. In 2003, we completed the integration of the operations of SAIT and COMSAT Mobile Communication in Satellite Services. In 2004, the sub-units Satellite Services and Satellite Networks were merged into one unit under the name of Satellite Services. In 2004 Teleservice was sold to Telenor Venture and is now included in the Other section. In 2004, the operations in Software Services were discontinued.
Satellite Services
      The decrease in revenues in Satellite Services in 2004 compared to 2003 was primarily due to the strengthening of the Norwegian Krone against the US Dollar, increased downwards pressure on prices on many of the Inmarsat products in 2004 and reduced accruals for project revenue.
      The decrease in revenues in Satellite Services in 2003 compared to 2002 was primarily due to the strengthening of the Norwegian Krone against the US Dollar. Reduced sales of low margin products were offset by increased sales of high-speed data (GAN) traffic, primarily due to the conflict in Iraq. This product has a higher margin.
      The decrease in operating profit in 2004 compared to 2003 was due to the appreciation of the Norwegian Krone against the US Dollar, reduced sales and margins on many Inmarsat products as well as reduced accruals for project revenues. In addition, the results in 2003 were positively affected by the profit from the sale of our Polish activity.
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
      Capital expenditure in 2004 (NOK 158 million) related primarily to investments in Sealink equipment and to the technical up-grade of our operations at the land earth stations.
      In 2003 and 2002, capital expenditure for Satellite Services were NOK 176 million and NOK 208 million, respectively, primarily related to the operations at our earth stations and to Sealink equipment.
      In addition to further strengthening our position in the retail part of the value chain, we acquired a 100% ownership interest in GMPCS Personal Communications (US) and Neratek AS (Norway) and an additional 5% of World Wide Mobile Communications AS (Norway/ UK) for a total consideration of NOK 142 million in 2004, reported as investments in businesses. We now own 45% of the shares in World Wide Mobile Communications AS.

Nextra International
      The decrease in revenues in 2003 compared to 2002 was due to our gradual exit from the international operations of Nextra, which we completed with the sale of Nextra’s operations in the United Kingdom in 2003.
      In the period 2002 to 2003, Nextra’s operations generated losses that gradually decreased as Nextra disposed of these operations. In 2003, we recorded net losses on disposals of operations of NOK 160 million, which were partially offset by the reversal of provisions. In 2002, Telenor made provisions to cover possible negative outcomes regarding the final settlement of the sale or liquidation of Nextra’s operations. In 2003, a total of NOK 38 million of these provisions were reversed due to final settlement of the sale of our operations in Germany. Further, in 2004 NOK 12 million of these provisions were reversed.
Software Service
      The agreement with Computer Associates (CA) was transferred to EDB Business Partner in July 2004 and, as a result, revenues decreased in 2004 compared to 2003.
      The reduced scope of Software Services’ consultancy operations in 2003 resulted in lower revenues in 2003 compared to 2002. In addition, revenues from internal sales of CA software were lower as a result of deferred delivery.
      The operating loss in 2004 was due to the transfer of the agreement with CA to EDB Business Partner and the discontinuation of Software Services.
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
Other
      Other includes principally Telenor Venture (which as of October 1, 2004 includes Teleservice) and Telenor International Business. Teleservice are included in the comparable figures for Telenor Venture.
      Revenues in Telenor Venture decreased in 2004 compared to 2003 primarily due to disposals of subsidiaries. Reduced revenues in Teleservice in 2004 compared to 2003 were primarily due to the disposal of operations. As of January 1, 2004, the MeetAt operations were transferred to the business area Fixed and parts of the operations outside Norway were sold. A reduced total market for directory enquiry services also contributed to reduced revenues, partially offset by increased prices as of June 1, 2004 and increased market share. Revenues in Telenor International Business decreased in 2004 compared to 2003 due to disposals of subsidiaries.
      Reduced revenues in Teleservice in 2003 compared to 2002 were due to lower demand for directory enquiry services and lower market share resulting from increased competition in the market for these services in 2002. This reduction in revenues was partially offset by revenues from an acquired call-center unit in Sweden.
      The operating profit in 2004 compared to the operating loss in 2003 was primarily due to gains on disposals of subsidiaries. The operating profit in Teleservice in 2004 compared to the operating loss in 2003 was a result of increased market share, increased prices and reduced expenses and increased market share.

      The operating loss was reduced in 2003 compared to 2002 due to increased revenues and cost reducing measures in Telenor Venture. The operating loss in Teleservice was reduced in 2003 compared to 2002 due to reduced expenses for workforce reduction and pension benefits, partially offset by reduced revenues. In 2003, the workforce was further reduced, resulting in expenses for workforce reductions of NOK 45 million.
      In 2002, we made write-downs of NOK 32 million, primarily related to goodwill in TTYL.
CORPORATE FUNCTIONS AND GROUP ACTIVITIES

	2002	2003	2004

	(NOK in millions)
External revenues	247	229	256
Internal revenues	1,869	1,955	1,833
Gains on disposal of fixed assets and operations	143	133	104

Total revenues	2,259	2,317	2,193

External costs of materials and traffic charges	43	38	57
Internal costs of materials and traffic charges	—	13	21
Total costs of materials and traffic charges	43	51	78

Own work capitalized	(7)	(2)	(3)
Salaries and personnel costs	875	781	884
Other external operating expenses	1,608	1,193	1,129
Other internal operating expenses	226	263	155
Losses on disposal of fixed assets and operations	83	8	31
Depreciation and amortization	362	384	384
Write-downs	—	3	3

Total operating expenses	3,190	2,681	2,661

Operating (loss)	(931)	(364)	(468)

Associated companies	(1)	(2)	3
Net financial items	1,929	2,846	1,646

Profit before taxes and minority interests	997	2,480	1,181

Investments
Capex	1,064	253	234
Investments in businesses	56	93	54
No. of man-years (end of period)	1,077	888	1,008
Of which abroad	21	20	22
EBITDA	(569)	23	(81)
Depreciation and amortization	362	384	384
Write-downs	—	3	3

Operating (loss)	(931)	(364)	(468)

      This area comprises Real Estate, Research and Development, Strategic Group Projects, Internal Insurance Company, Group Treasury, International Services and central staff and support functions.
      In 2004, EBITDA decreased due to increased pension costs and reduced gains on property sales. This was partly offset by a decrease in other operating expenses.
Revenues
      Gains on disposal of fixed assets and operations in 2002, 2003 and 2004 were due primarily to sales of properties and some subsidiaries.

Operating (loss) and EBITDA
      EBITDA decreased by NOK 104 million in 2004 compared to 2003. Changed accounting treatment of our agreement-based early retirement pension plan in the group increased pension costs by more than NOK 100 million in Corporate Functions and Group Activities. The total effect for the group was slightly negative. Internal reorganization in Telenor during 2004 increased the number of employees in this unit, but the salaries and personnel costs are primarily covered by the service receivers. Expenses for workforce reductions and loss contracts increased by NOK 82 million in 2004 compared to 2003. NOK 73 million of the restructuring costs was caused by the assembling of most of Telenor’s IT-operations in EDB Business Partner. These costs are reported as a part of Corporate Functions and Group Activities and are a part of an efficiency improvement program. This transaction also increased other operating expenses. Net gains on disposals of properties decreased by NOK 51 million. On the other hand, expenses on owned properties and hired consultants were reduced.
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
Capital Expenditure
      Capital expenditure decreased in the period 2002 to 2004, due primarily to the completion of our head office at Fornebu outside Oslo during 2002.
WORKING CAPITAL
      Working capital (current assets less short-term liabilities) was negative by NOK 5.4 billion as of December 31, 2004 and negative by NOK 2.4 billion as of December 31, 2003. Installments on interest-bearing liabilities to be paid during the next 12 months are classified as short-term interest-bearing liabilities and contribute to the negative working capital. This is a change in the classification compared to previous years, and the comparative balance sheet figures as of December 31, 2003 have been adjusted accordingly. We believe that taking into consideration our established credit facilities and having due regard for our sources of liquidity reserves (including committed credit facilities), credit rating and access to capital markets, we have sufficient liquidity and working capital to meet our present and future requirements. Our capital resources are described below.

LIQUIDITY
      You should read the cash flow statement in our consolidated financial statements that form part of this report on Form 20-F for detailed figures related to the Group’s cash flow. We present our cash flow statement using both the direct and indirect method. The statement provides detailed information of our cash flows. The table below shows an aggregated cash flow statement:

	2002	2003	2004

	(NOK in millions)
Aggregated cash flow statement
Net cash flow from operating activities	12,858	13,676	18,991
Net cash flow from investment activities	(21,727)	(3,454)	(13,031)
Net cash flow from financing activities	8,641	(7,887)	(8,255)
Effect on cash and cash equivalents of changes in foreign exchange rates	(347)	45	(268)
Net change in cash and cash equivalents	(575)	2,380	(2,563)
Cash and cash equivalents January 1	5,839	5,264	7,644
Cash and cash equivalents December 31	5,264	7,644	5,081
      Net cash flow from operating activities increased in 2004 compared to 2003 by NOK 5.3 billion, primarily due to increased revenues. The consolidation of Sonofon as of February 12, 2004 also contributed to this increase. We paid income taxes of NOK 3.1 billion in 2003. In 2004, we paid income taxes of NOK 1.7 billion, of which NOK 0.6 billion was payment of taxes on the gain on sale of VIAG Interkom in 2001. Payments of income taxes occurred primarily in Mobile companies outside Norway. We do not expect to pay income taxes in Norway in 2005 due to tax losses carried forward of approximately NOK 5 billion as of December 31, 2004 and because income taxes in Norway are paid in the year subsequent to the fiscal year. Our net interest-bearing liabilities were lower during 2004 than during 2003, which contributed to reduced payments of interest and increased cash flow from operating activities. We had a positive effect in 2004 compared to 2003 from changes in accruals in the indirect method. This was primarily due to the provision for a loss on the MVNO-contract in Sweden which did not involve any cash payment in 2004.
      Net cash payments from investment activities increased by approximately NOK 9.6 billion in 2004 compared to 2003. Telenor’s cash payments for capital expenditure and investment in businesses increased in 2004 compared to 2003 by approximately NOK 5.1 billion and NOK 5.8 billion respectively. Payments for acquisitions of businesses (net of cash acquired) in 2004 included the acquisition of the remaining shares in Sonofon Holding A/ S. The difference between our reported capital expenditure of NOK 12.7 billion and payments of NOK 11.6 billion was primarily due to the acquisition of Mobile telephony licenses in Hungary and Pakistan where some of the license fees will be paid in future periods. Payments for acquisitions of businesses of NOK 6.3 billion were higher than the reported figure of NOK 5.8 billion in 2004. At the time of purchase of the remaining shares in Sonofon we also took over the shareholder’s loan on Sonofon, and the corresponding payment of NOK 0.8 billion was classified as payment for acquisition of business. Telenor received approximately NOK 0.8 billion in 2004 from sales of businesses (net of cash transferred), primarily for the disposals of some subsidiaries. This was NOK 1.5 billion lower than in 2003, when we received cash payments of NOK 2.3 billion upon sale of shares in associated companies, primarily Cosmote. You should read “— Investments” for further information about Telenor’s investments in 2004 and note 1 “Acquisitions and Disposals” to our consolidated financial statements for more information about our major acquisitions and disposals of businesses. Our remaining shares in Cosmote were sold in 2004 and we received cash payment of NOK 3.1 billion, included as part of sale of other shareholdings. Furthermore, we received NOK 0.2 billion from the sale of our shares in New Skies Satellites B.V. as well as payments of NOK 0.6 billion from some other investments, primarily repayment of equity from Inmarsat Group Holdings Ltd. We also received NOK 0.3 billion from the sale of fixed assets in 2004, primarily sale of properties. NOK 0.2 billion was paid for other investments in 2004.
      In 2004, we made net cash payments of NOK 4.3 billion on our interest-bearing liabilities due to cash inflows from operating activities exceeding net cash outflow from investment activities. Telenor paid dividends of NOK 1.8 billion to the shareholders of Telenor ASA in 2004 and our subsidiaries paid NOK 0.2 billion to the minority interests, primarily in Kyivstar. The corresponding figures in 2003 were NOK 0.8 billion and NOK 0.1 billion respectively. In addition, Telenor paid NOK 2.0 billion in 2004 for the buy back of own shares.
      Our cash and cash equivalents decreased by approximately NOK 2.6 billion during 2004 to NOK 5.1 billion as of December 31, 2004, due to the factors mentioned above. Our cash and cash equivalents were negatively affected by approximately NOK 0.3 billion in 2004 when measured in Norwegian Krone, primarily due to the weakening of the US Dollar compared to the Norwegian Krone.
      Net cash flow from operating activities increased in 2003 compared to 2002 by NOK 0.8 billion to NOK 13.7 billion. The increase was primarily related to increased revenues and operating margins. The full-year effect of the consolidation of Kyivstar and Canal Digital also contributed to this increase. The increase in cash flow was however partially offset by increased payments of financial items, including interest, and payment of income taxes. In 2002, we also had a positive cash flow effect from changes in accruals, especially reduced accounts receivables and prepayments. In 2003, the positive effect from changes in accruals was more limited compared to 2002 and we made payments on provisions made in 2002 for workforce reductions etc. In 2003, payment of income taxes were mainly related to companies outside Norway, of which NOK 2.5 billion was payment of taxes on the gain on sale of VIAG Interkom in 2001. In Norway, neither did we have to pay income taxes in 2003 nor do we expect to pay income taxes in 2004 due to tax losses carried forward. Net cash flow from operating activities in 2002 was positively affected by the consolidation of Pannon GSM and Kyivstar in 2002 by NOK 3.1 billion.
      Net cash flow from investment activities was a net payment of approximately NOK 3.5 billion in 2003, compared to a net payment of approximately NOK 21.7 billion in 2002. Our capital expenditure and investment in businesses were reduced in 2003 compared to 2002 by approximately NOK 2.6 billion and NOK 11.8 billion, respectively. In 2002, payments for acquisitions of businesses (net of cash acquired) included the acquisition of the shares of Pannon GSM and Canal Digital which we did not already own. You should read “— Investments” for further information about our investments. In 2003, we received cash payments of NOK 2.3 billion upon sale of shares in associated companies, mainly Cosmote. We also received cash payments of NOK 1.1 billion upon sale of other shareholdings, of which the largest was the sale of shares in Inmarsat in exchange for NOK 0.8 billion in cash and an ownership interest in Inmarsat’s new holding company. We also received 0.5 NOK billion for the sale of fixed assets, including a net cash inflow of NOK 0.2 billion in a new cross border QTE lease of fixed-line network. We also made payments of NOK 0.3 billion in 2003 for other investments.
      In 2003, we made net cash payments on our interest-bearing liabilities of NOK 7.0 billion due to our cash inflows from operating activities exceeding net cash outflow from investment activities. In addition, our cash and cash equivalents increased by NOK 2.4 billion during 2003 to NOK 7.6 billion.
INVESTMENTS

	2002	2003	2004

	(NOK in millions)
Fixed networks	3,001	2,099	2,153
Mobile networks	2,205	2,487	4,175
Properties	2,840	546	233
Support systems (office and computer equipment, software, cars etc.)	3,042	1,991	2,159
Other intangible assets	455	81	2,654
Satellites	—	—	636
Work in progress (net additions) and other	(2,654)	(750)	735

Total Capital expenditure (Capex)(1)	8,889	6,454	12,745
Investments in businesses(2)	12,411	563	5,809

Total	21,300	7,017	18,554

(1)	Capital expenditure (Capex) is investments in tangible and intangible assets.

(2)	Investments in businesses are acquisition of shares and participations, including acquisition of subsidiaries and businesses not organized as separate companies.
      In 2005, we expect high levels of capital expenditure. In addition, capital expenditure as a proportion of revenues is expected to be in line with or exceed that of 2004. Such trends are expected to result from considerable network investments in Kyivstar, Telenor Pakistan, GrameenPhone and DiGi.Com. In addition, we expect further UMTS investments. The actual amounts and the timing of our capital expenditure may vary substantially from our estimates.
      Our capital expenditure in 2004 amounted to NOK 12.7 billion, which was an increase of NOK 6.3 billion compared to 2003. The increase was primarily due to the increased investment in network capacity of our international mobile operations due to strong growth in the number of subscriptions. In 2004, the most significant investments in mobile networks were in Kyivstar (NOK 2 billion), Grameen (NOK 0.8 billion) and DiGi.Com (NOK 0.7 billion). In addition, capital expenditure in other intangible assets in 2004 included NOK 2.4 billion for the purchase of a license for mobile telephony in Pakistan and a UMTS license in Hungary and NOK 0.6 billion for the purchase of an ownership interest in a satellite in Broadcast.
      Of our total capital expenditure in 2004, NOK 3.8 billion was invested in Norway and NOK 8.9 billion outside Norway, primarily in our mobile subsidiaries. Of our investments in businesses in 2004, NOK 5.0 billion was outside Norway.
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
      Capital expenditure and investments in businesses in Norway totaled NOK 7.9 billion in 2002, of which NOK 2.5 billion were investments in businesses, including the acquisition of Canal Digital Group. We invested NOK 1.1 billion in real estate (including work in progress) mainly in our new headquarters located in Fornebu outside of Oslo. We made other investments for a total of NOK 4.3 billion in Norway, including investments in our fixed and mobile networks, equipment used in customer contracts and in operational systems and administrative support systems, of which NOK 0.5 billion was invested in connection with strategic Group projects, including the support systems and IT infrastructure at our new headquarters. The decrease in work in progress was due mainly to the completion of certain real estate investments and fixed networks in 2002. Capital expenditure and investments in businesses outside Norway totaled NOK 13.4 billion in 2002, of which NOK 9.9 billion were investments in businesses. Our total capital expenditure outside Norway was NOK 3.5 billion in 2002 of which NOK 2.6 billion was capital expenditure in DiGi.Com, Pannon GSM and Kyivstar.

      The table below lists our most significant investments in businesses and the acquisition cost, including capital contributions to our associated companies, for each of the last three years.

	2002	2003	2004

	(NOK in millions)
Sonofon Holding A/S	—	—	3,639
European Telecom Luxembourg SA (ProMonte)	—	—	541
GrameenPhone Ltd	—	86	298
CBB AS	—	—	147
Nordialog	—	—	52
Kyivstar G.S.M. JSC	294	8	35
Pannon GSM RT	7,906	—	—
VimpelCom (incl VimpelCom-Region)	432	—	—
OniWay	217	—	—
ONE GmbH (Connect Austria)	44	—	—
Purchase of IT-operations in EDB Business Partner	—	—	738
GMPCS Personal Communications Inc.	—	—	85
Neratek AS	—	—	42
Bravida ASA	91	82	27
COMSAT Mobile Communications	743	—	—
Utfors AB	153	13	70
OJSC Comincom/ Combellga	—	217	—
OJSC Golden Telecom	—	63	—
Glocalnet AB	102	—	—
Canal Digital	2,166	—	—
Other	263	94	135

Total investments in businesses	12,411	563	5,809

      In 2004, exchanges of shares in some associated companies owned by Telenor Venture amounting to approximately NOK 69 million were not reported as investments in businesses in the preceding table. The following transactions relating to changes in ownership interests were not reported as investments in businesses in 2003 in the preceding table: the sale of shares in our Russian subsidiary Comincom in exchange for shares in the Russian listed company Golden Telecom Inc. (NOK 1.3 billion recorded as an associated company), the sale of shares in Inmarsat in exchange for cash of NOK 0.8 billion and an ownership interest in Inmarsat’s new holding company (NOK 0.7 billion recorded as shares), and the sale of shares in A-pressen ASA in exchange for shares in APR Media Holding AS (NOK 0.4 billion recorded as an associated company).

INFORMATION ABOUT CONTRACTUAL CASH PAYMENTS
Contractual Cash Payments
      The following table shows our contractual obligations and commercial commitments as of December 31, 2004.

	Payments due

		Less than
		1 year			Over
	Total	(2005)	2-3 years	4-5 years	5 years

	(NOK in millions)
Interest-bearing liabilities	23,144	3,660	9,349	5,752	4,383
Finance lease obligations	1,449	331	434	565	119
Committed purchase obligations(1)
Rent of premises	4,534	737	1,151	928	1,718
Rent of cars, office equipment etc.	131	63	61	7	—
Rent of satellite and network capacity	2,479	1,052	407	288	732
IT-related agreements	1,260	372	365	439	84
Other contractual obligations	860	565	196	62	37
Committed investments(1)
Properties and equipment	2,791	2,478	223	60	30
Other contractual investments	13	13	—	—	—
Total contractual cash obligations	36,661	9,271	12,186	8,101	7,103
Guarantees (expire)	2,169	48	1,964	—	157

(1)	The table does not include agreements under which we have no binding obligation to purchase or future investments required under the UMTS licenses awarded to us in Norway and Hungary.
      Of the finance lease obligations in the table, NOK 888 million relate to leases for the Thor II and III satellites. Under these agreements, we may be required to provide security arrangements if our credit rating is downgraded to A - with negative outlook. We have treated the lease financing arrangements as mortgages as though these were already secured.
      You should read “— Capital resources” and note 20 to our consolidated financial statements for additional information on our interest-bearing liabilities.
      Rent of satellite and network capacity includes payments related to a Mobile Virtual Network Operator (MVNO) agreement with NOK 558 million for 2005. You should read “Item 4: Information on the Company — Telenor Mobile — Telenor Mobil — Norway” for additional information on the MVNO agreement.
      Committed investments in 2005 relate primarily to mobile networks in Pakistan, Ukraine (Kyivstar) and Malaysia (DiGi.Com).
      In addition, we entered into cross border QTE leases for telephony switches, GSM Mobile network and fixed-line network in 1998, 1999 and 2003. These agreements provide for defeasance of all amounts due by us to the other parties under the leases. As of December 31, 2004, defeasances of USD 964 million were deposited with highly rated financial institutions and in US government related securities. Our leasing obligations are offset against our defeasance arrangements in the balance sheet and are not included in the table above. We also provided guarantees in connection with these cross border QTE leases. You should read “— Off Balance Sheet Arrangements” for additional information on our QTE leases.
CAPITAL RESOURCES
      We will use cash flow from operations, debt, equity financing and proceeds from potential disposals of assets to finance our future investments. You should read note 20 and 21 to our consolidated financial statements for additional information on our interest bearing liabilities, note 23 for pledges, note 28 and 29 for share option plans and the employee stock ownership program and note 30 for equity financing.
      Telenor ASA issues debt in the domestic and international capital markets primarily in the form of commercial paper and bonds. Telenor ASA uses its Euro commercial paper program, U.S. commercial paper program, Euro medium term note program and three domestic “open bond programs” with different maturities. In order to have satisfactory access to these external sources of financing in terms of both volume and price we should maintain a satisfactory credit rating. Our long term and short-term credit rating is currently A2/P-1 from Moody’s and A-/A-2 from Standard & Poor’s, both with stable outlook.
      In order to secure satisfactory financial flexibility, in 2003 we established a committed syndicated revolving credit facility of Euro 1.5 billion with maturity in 2008. In accordance with our financing policy, this committed credit facility should be available to serve at any time as a refinancing source for all of our outstanding commercial paper.
      On January 15, 2004 Telenor entered into an agreement with the Kingdom of Norway, the largest shareholder in the company, regarding share buyback, as authorized by the Annual General Meeting on May 8, 2003. Pursuant to the agreement, the Kingdom committed to participate in the share buyback on a proportionate basis by way of redemption and cancellation of a proportionate number of its shares so that the Kingdom of Norway’s ownership interest in Telenor remains unchanged. Pursuant to the 2003 share buyback authorization granted in May 2003, Telenor acquired 12,810,000 own shares all of which were purchased in the first quarter of 2004.
      At the General Meeting held on May 6, 2004, our shareholders resolved to reduce the company’s share capital by cancellation of 40,913,172 own shares and redemption of 14,531,792 shares owned by the Kingdom of Norway against payment of an amount of NOK 695,432,130 to the Kingdom of Norway. After the share capital reduction, the company’s share capital was NOK 10,495,205,880 divided into 1,749,200,980 shares of NOK 6 nominal value each.
      On March 26, 2004, Telenor entered into an agreement with the Kingdom of Norway pursuant to which, the Kingdom agreed to participate in the share buyback program that was authorized at the Annual General Meeting of May 6, 2004 on a proportionate basis by way of redemption and cancellation of a proportionate number of its shares so that the Kingdom of Norway’s ownership interest in Telenor will remain unchanged. Pursuant to the share buyback authorization granted May 6, 2004, Telenor acquired an additional 14,939,900 own shares in 2004. Telenor has purchased an additional 5,625,000 own shares pursuant to the authorization to date in 2005. Pursuant to the agreement, Telenor’s board will propose for the general meeting that all of its own shares shall be cancelled.
      At the General Meeting held on May 6, 2004, our shareholders resolved to grant a new authority to the board of directors to increase the share capital up to NOK 524.760.294 through issuance of up to 87.460.049 ordinary shares of NOK 6 nominal value each. The board’s authority supersedes the authorization given at the General Meeting of May 8, 2003 and is valid until July 1, 2005. At the General Meeting held on May 6, 2004, our shareholders resolved to grant an authority to the Board of Directors to acquire 174,920,098 own shares with a nominal value totaling NOK 1,049,520,588 which equals approximately 10% of the company’s share capital. The board’s authority supersedes the authorization given at the General Meeting of May 8, 2003 and is valid until July 1, 2005.
OFF BALANCE SHEET ARRANGEMENTS
      Our off balance sheet arrangements mainly consist of guarantees issued in connection with our operations. The reasons to issue the guarantees are stated below in the discussion of each material guarantee arrangement.
      In addition, we have some interest rate derivatives to manage the interest rate risk of our debt portfolio. For interest rate derivatives that qualify for hedge accounting under Norwegian GAAP, Telenor does not recognize unrealized changes in fair value due to changes in interest rates. You should read notes 20 and 21 to our consolidated financial statements for more information about our interest rate derivatives. We also have some associated companies that according to US GAAP are defined as “Variable Interest Entities” (VIEs) that are not consolidated. You should read note 32 to our consolidated financial statements for more information our VIEs.
      In addition to the amounts included in the table below, we have provided guarantees for the payment of all lease obligations undertaken by two Telenor subsidiaries under three cross border QTE leases. You should read notes 15, 20, 21 and 32 to our consolidated financial statements for additional information on these leases. As of December 31, 2003 and 2004, the total gross amount of the guarantees were NOK 7,165 million (USD 1,073 million) and NOK 6,459 million (USD 1,070 million), respectively. We have provided defeasances of all amounts due by us under the QTE lease agreements with highly-rated financial institutions and US government related securities. The defeasance arrangements are offset against our leasing obligations in the balance sheet. The payment undertakers pay all the lease rentals on our behalf over the life of the leases in accordance with their contractual terms and the financial schedules. During the term of the leases, we maintain the legal ownership rights on, and the economic benefits in Norway of, the equipment. For the three QTE leases entered into in 1998, 1999 and 2003 respectively, we have received benefits of NOK 530 million since the lessors can depreciate the equipment subject to the QTE leases also in the US for tax purposes.
      The following table and discussion relates to our other guarantees as of December 31, 2004. Guarantees where the resulting liability is included in the balance sheet are not included in the following table.

		Expire			Expire
		less than	Expire	Expire	over
	Total	1 year (2005)	2-3 years	4-5 years	5 years

(NOK in millions)
Guarantee liabilities	2,169	48	1,964	—	157
      The table above includes a guarantee liability of approximately NOK 917 million related to Bravida, mainly in connection with Bravida’s deliveries to a project in Sweden. In 2000, when Bravida was still our subsidiary, we provided a performance (fulfilment) guarantee in connection with Bravida’s obligations in connection with the Södra Länken project in Sweden. The total estimated value (revenues) of the contract for Bravida as of December 31, 2004 was NOK 913 million (SEK 1.000 million). Bravida has a warranty period of two years subsequent to completion of the project. The project was completed at the end of 2004. The contract value was estimated to NOK 848 million as of December 31, 2003.
      We have provided guarantees for the purchase of mobile network equipment in Pakistan, amounting to NOK 876 million as of December 31, 2004. In addition we have provided a performance guarantee of NOK 151 million for the fulfillment of the license requirements in 2008.
      In 2004, our previous guarantee in favor of the lenders of interest-bearing financing to our associated company ONE GmbH was terminated.
      We provided a guarantee for a termination fee in connection with the leases for the Thor II and Thor III satellites of NOK 151 million as of December 31, 2004. The leasing periods end in 2009 and 2010, respectively.
      In addition, we provided performance and payment guarantees for subsidiaries for an aggregate amount of approximately NOK 74 million.
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
      Revenue recognition. The main part of our revenues is based on usage, such as traffic or periodic subscriptions. We have many subscribers and offer a number of different services with different price plans. We provide discounts of various types, often in connection with different campaigns. We also sell wholesale products to other operators and vendors within the different countries and across borders. We have to make a number of estimates related to recognizing revenues. To some extent, we have to rely on information from other operators on amounts of services delivered. For some services, the other parties may dispute the prices we charge. We then make estimates of the final outcome.
      Impairment. We have made significant investments in tangible assets, goodwill and other intangible assets, associated companies and joint ventures and other investments. These assets and investments are tested for impairment when circumstances indicate there may be a potential impairment. Factors we consider important which could trigger an impairment review include the following:

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
      Goodwill is reviewed based on an estimated fair value of the reporting unit it refers to. Fair value of the reporting unit is based on quoted market share price (adjusted to reflect a control premium for those subsidiaries in which we have effective control) or discounted cash flows of the reporting unit where quoted market share price is not available. U.S. GAAP prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment by comparing fair value to the book value of the reporting entities. If the fair value is less than the book value the second phase measures the impairment. When an impairment is identified, the carrying amount of goodwill is reduced to its estimated fair value of the reporting unit.
      For the impairment test in accordance with U.S. GAAP, we use undiscounted cash flows, except for goodwill. This did not result in any material difference from the results of our impairment test in accordance with Norwegian GAAP for the years ending December 31 2004, 2003 and 2002.
      In 2004, write-downs were primarily related to Sonofon’s slower than expected growth and a review of our expectations of the company’s growth potential as at the end of 2004. For further discussion of write-downs in 2004, you should read “— Results of Operations — Group — Depreciation, Amortization and Write-downs”. Write-downs in 2003 were not significant. In 2003, we experienced an increase in the market value of our assets and investments. On the other hand, during 2002 the market value of telecom companies and assets decreased significantly. Consequently, in 2002, we made substantial write-downs of tangible assets, goodwill and other intangible assets, associated companies and joint ventures and other investments.

      Depreciation and amortization. Depreciation and amortization is based on management estimates of the future useful life of tangible and intangible assets. Estimates may change due to technological developments, competition, changes in market conditions and other factors and may result in changes in the estimated useful life and in the amortization or depreciation charges. Technological developments are difficult to predict and our views on the trends and pace of development may change over time. Some of our assets and technologies, in which we invested several years ago, are still in use and provide the basis for our new technologies. For example, our copper cables and infrastructure in our fixed networks are used as the basis for the rollout of our ADSL technology and lines. In our mobile business, the development and launch of UMTS technology and services have been slower than the telecommunications industry anticipated a few years ago. In addition, in our Norwegian operations we have reduced our capital expenditure in the “old” technology during the latest years, as we have been able to utilize our previous capital expenditure more efficiently. We review the future useful life of tangible and intangible assets periodically taking into consideration the factors mentioned above and all other important factors. In case of significant changes in our estimated lives, depreciation and amortization charges are adjusted prospectively. As of January 1, 2005 we made some changes in our estimated useful lives for some of our assets, primarily an increase in estimated useful lives.
      Business combinations. We are required to allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. For our larger acquisitions, we have engaged independent third-party appraisal firms to assist us in determining the fair values of the assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions. The significant purchased intangible assets recorded by Telenor include customer contracts, brands and licenses. The significant tangible assets include primarily networks.
      Critical estimates in valuing certain tangible and intangible assets include, but are not limited to, future expected cash flows from customer contracts and licenses, replacement cost for brand and for tangible assets. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.
      Income taxes. We record valuation allowances to reduce our deferred tax assets to an amount that is more likely than not to be realized. Our valuation allowances relate mainly to our foreign operations. Furthermore, we have not recorded deferred tax assets that may be realized upon possible future disposal of subsidiaries and associated companies, until a liquidation or sale has been decided. While we have considered future taxable income and feasible tax planning strategies in determining the amount of our valuation allowances, any difference in the amount that we ultimately may realize would be included as income in the period in which such a determination is made.
      We have realized significant tax losses on shareholdings, both through liquidation and sale of shares to third parties and between companies in our group. Even though we believe that these tax losses are tax deductible, in 2002 the Norwegian tax authorities challenged our evaluations in connection with one of our transactions. Our accounting policy is that we make provisions to cover for changes in our tax assessments, pending the outcome of our appeal against these decisions. You should read “— Results of Operations — Group — Income Taxes” and “Item 8: Financial Information — Legal Proceedings” for additional information on the challenge by the Norwegian tax authorities.
      In December 2004, the Norwegian Parliament enacted new tax rules. You should read “— Results of Operations — Group — Income Taxes” and for additional information on the new rules and the transitional rules. Generally, when new rules are introduced there may be disagreements on the interpretation of the new rules and the transitional rules.
      Pension costs, pension obligations and pension plan assets. Calculation of pension costs and net pension obligations (the difference between pension obligations and pension plan assets) are made based on a number of estimates and assumptions. Changes in, and deviations from, estimates and assumptions (actuarial gains and losses) affect fair value of net pension liabilities, but are not recorded in our financial statements unless the accumulated effect of such changes and deviations exceed 10% of the higher of our pension benefit obligations and our pension plan assets at the beginning of the year. From 10% up to 15%, the excess amount is recognized in the profit and loss statement over an estimated average remaining service period of 12 years and any amount in excess of 15% is recognized over a shorter period of 5 years. Our actuarial losses as of December 31, 2004 were estimated to be approximately NOK 1.0 billion, on level with December 31, 2003. The increase due to a reduced discount rate was offset by the effect of changing in the financing of our agreement based early retirement plan (AFP). You should read “— Results of Operations — Group — salaries and personnel costs” for additional information about the change in our AFP arrangement. Our actuarial losses related primarily to our Norwegian defined benefit plans and constituted approximately 19% of the estimated fair value of our pension benefit obligations as of December 31, 2004.
      The increase in our actuarial losses in previous years was mainly due to the reduction in our discount rates, a lower than estimated actual return on plan assets due to the reduction in share prices in the period 1999 to 2002, that was partially offset by a higher than estimated return in 2003, and higher salary increases and pensions adjustments than we had originally estimated in the period 1999 to 2002. Our key assumptions for our defined benefit plans are evaluated each year. Our Norwegian plans constitute the major part of our pension plans. In 2003 and 2004, the long-term interest rates in Norway were reduced and, consequently, we reduced our discount rates and our expected return on plan assets during each year. The decreased discount rate increased the estimated fair value of our pension obligations. As of December 31, 2004, our assumptions were: 5.0% discount rate, 5.4% expected return on plan assets, 3.0% rate of compensation increase, 3.0% expected increase in the social security base amount, 3.0% annual adjustments to pensions and a 12-year estimated average remaining service period. Our assumptions as of December 31, 2003 were: 5.7% discount rate, 6.1% expected return on plan assets, 3.4% rate of compensation increase, 3.4% expected increase in the social security base amount, 3.4% annual adjustments to pensions and a 12-year estimated average remaining service period. Changes in these assumptions, as well as deviations from these assumptions and other actuarial assumptions, may affect the estimated net present value of our net pension obligations, actuarial gains and losses and future years’ pension expenses. You should also read “— Results of Operations — Group — salaries and personnel costs” for additional information about changes when we implement IFRS from 2005. Our estimated pension expenses for 2004 according to IFRS was approximately NOK 826 million, compared to NOK 932 million in our Norwegian GAAP accounts for 2004. Of these, our defined benefit plans amounted to NOK 685 million (IFRS) and NOK 791 million (Norwegian GAAP). As of December 31, 2004, we estimate our pension expense for 2005 for our Norwegian defined benefit plans to be approximately NOK 830 million according to IFRS.
      The table below shows an estimate of the potential effects of a one-percentage point change in our key assumptions for our defined benefit plans in Norway according to Norwegian GAAP.
      The following estimates and our estimated pension expense for 2005 are based on facts and circumstances as of December 31, 2004. Actual results may deviate from these estimates.

					Social		Annual
			Compensation		Security base		adjustments
	Discount rate		rate		amount		to pensions

(Change in % is percentage point)	+1%	-1%	+1%	-1%	+1%	-1%	+1%	-1%

	(NOK in millions)
Changes in pension:
Liabilities	(870)	1,160	1,100	(850)	(410)	440	530	(440)
Unrecognized actuarial losses	(870)	1,160	1,100	(850)	(410)	440	530	(440)
Expenses due to amortization of actuarial losses	(100)	200	190	(100)	(70)	75	90	(80)
Net periodic benefit cost including effect due to amortization of actuarial losses (as shown above)	(250)	420	390	(250)	150	(160)	190	(160)
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
OTHER INFORMATION
Inflation
      Our results in recent years have not been substantially affected by inflation. Inflation in Norway as measured by the consumer price index during the years ended December 31, 2002, 2003 and 2004 was 1.3%, 2.5% and 0.4% respectively.
Norwegian GAAP compared with U.S. GAAP
      Our consolidated financial statements have been prepared under Norwegian GAAP, which differs from U.S. GAAP in several respects. We have prepared a reconciliation of our net income for the years ended December 31, 2002, 2003 and 2004, and of our shareholders’ equity as of December 31, 2003 and 2004.
      The significant differences between Norwegian GAAP and U.S. GAAP affecting our net income and shareholders equity are described in note 32 to our audited consolidated financial statements.
      Under U.S. GAAP, net income (loss) for the years ended December 31, 2002, 2003 and 2004 would have been NOK (3,658) million, NOK 5,036 million and NOK 5,639 million, respectively, as compared to, NOK (4,298) million, NOK 4,560 million and NOK 5,358 million, respectively, under Norwegian GAAP.
      Under Norwegian GAAP, goodwill is amortized on a straight-line basis over its estimated useful life. Under SFAS No. 142, goodwill is no longer amortized on a straight-line basis over its estimated useful life, but is tested for impairment on an annual basis and whenever indicators of impairment arise. SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. In the first place, Telenor identifies reporting units in which goodwill must be tested for impairment by comparing net assets of each reporting unit to the respective fair value. In the second phase (if necessary), the impairment is measured by determining the fair value of goodwill by assigning the unit’s fair value to each of the assets and liabilities of the unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. We completed the first phase impairment analysis under US GAAP at the end of 2004 and determined, with the assistance of external valuations experts, that Sonofon had a carrying value in excess of its fair value based on an assessment of the fair value using various valuation methods. Accordingly, the second testing phase was necessary and was performed with the assistance of the same valuation experts. This resulted in an impairment loss of goodwill in Sonofon of NOK 3,152 million under US GAAP compared to an impairment loss of NOK 2,190 million under Norwegian GAAP.
      Under Norwegian GAAP, goodwill is amortized. Goodwill is tested annually for impairment, as it is under US GAAP. Under Norwegian GAAP, goodwill is written down based on the difference between book value and fair value of the reporting unit.
International Financial Reporting Standards
      Regulations of the European Union (EU) require publicly listed companies within the EU to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS)by 2005. Due to the European Economic Area (EEA) agreement, to which Norway is a party, this also applies to Norwegian listed companies. Telenor will be reporting according to IFRS in the 2005 quarterly reports with comparable figures for 2004.
      We have made an evaluation of the differences between our current accounting principles according to Norwegian GAAP and IFRS principles based on management’s current understanding of these standards. There is inherent uncertainty around the interpretation and implementation of IFRS. Accordingly, new pronouncements and interpretations may be issued during 2005 which could affect our results under IFRS. Consequently, changes in our understanding of IFRS may result in revisions or other differences than those identified below. Audited IFRS figures will be reported in the financial statements for the year ended December 31, 2005.
      The implementation of IFRS will affect several items, including the accounting for:

•	Revenue and partially related costs.

•	Business combinations.

•	Goodwill.

•	Tangible and intangible assets including depreciation, amortization and write-downs, and asset retirement obligations.

•	Financial investments, liabilities and derivatives including hedge accounting.

•	Pensions, including the discount rate used.

•	Share-based payments.

•	Dividends not recorded as deduction to equity before it is declared.

•	Translation adjustment.

•	Deferred taxes and tax assets.

•	Minority interests.
      The most significant effect of the transition to IFRS on our net income for 2004 according to IFRS compared to Norwegian GAAP is that goodwill is not amortized but, rather, is reviewed annually for impairment. The most significant effect on shareholders’ equity as of January 1, 2004 is that net actuarial losses on pensions are charged against shareholders’ equity and that dividends are not recorded as deductions to equity before they are declared. In addition, presentation and note disclosures will be affected.

ITEM 6:     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
DIRECTORS AND SENIOR MANAGEMENT
      The management of Telenor is vested in our board of directors and our President and Chief Executive Officer. The President is responsible for the day-to-day management of our company in accordance with the instructions, policies and operating guidelines set out by our board of directors. Our articles of association specify that our board of directors shall consist of between five and eleven members. Our board of directors currently consists of ten directors, of whom three are employee representatives. You should read “Item 4: Information on the Company — Regulation — Gender Equality” for information on Norwegian legislation regarding the composition of a company’s board of directors. Telenor currently complies with such legislation.
      The current board of directors (excluding employee representatives) has been elected by the corporate assembly.
      The directors and executive officers of the Company are identified below. The address of the directors and executive officers is c/o Telenor ASA, at the corporate headquarters in Fornebu, Norway.
Board of Directors

				Expiration of
Name	Address	Born	Positions	current term

Thorleif Enger	Oslo	1943	Chairman	Spring 2005
Bjørg Ven	Oslo	1946	Deputy Chairman	Spring 2005
Hanne de Mora	Erlenbach, Switzerland	1960	Director	Spring 2005
John Giverholt	Asker	1952	Director	Spring 2005
Liselott Kilaas	Oslo	1959	Director	Spring 2005
Jørgen Lindegaard	Copenhagen, Denmark	1943	Director	Spring 2005
Pual Bergqvist	Copenhagen, Denmark	1946	Director	Spring 2007
Harald Stavn(2)	Kongsberg	1954	Director	Spring 2005
Per Gunnar Salomonsen(2)	Skien	1954	Director	Spring 2005
Irma Tystad(2)	Trysil	1943	Director	Spring 2005

(1)	Each director whose current term expires in Spring 2005 has agreed to serve another term, which will expire in Spring 2007.

(2)	Elected by the employees.
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
      Hanne de Mora was elected to the board on June 18, 2002. Her work experience includes Den norske Creditbank in Luxembourg and Procter & Gamble in Geneva and Stockholm. She has been a partner with McKinsey & Company since 1996. Since June 2002, she has run her own management resource firm in Switzerland. She has an MBA from the IESE Business School in Barcelona.
      John Giverholt was elected to the board on May 8, 2003. He is presently chief financial officer of Ferd AS and has previously held leading positions in Arthur Andersen, Actinor, Norsk Hydro, DnB and Orkla. He has a B.Sc. from the University of Manchester, England and is a state authorized public accountant in Norway.

      Liselott Kilaas was elected to the board on May 8, 2003. She is presently managing director of Zenitel ASA. She has previously held leading positions in the oil industry, PA Consulting Group and Stento AS and is currently a board member of Norges Bank. She has a M.Sc. from the University of Oslo and an MBA from the International Institute for Management Development (IMD) in Lausanne.
      Jørgen Lindegaard was elected to the board on October 1, 2001. He is the chief executive officer of the airline company SAS. Lindegaard’s background is in the telecommunications industry, and since 1975 he has held managerial positions at Fyns Telefon A/ S, København Telefon A/ S and TeleDanmark A/ S. He was chairman of the board of Sonofon Holding A/ S until 2004. Mr. Lindegaard is a telecommunications engineer and a member of The Academy for Technical Sciences in Denmark and Norway.
      Paul Bergqvist was elected to the board on April 7, 2005. He is managing director of Carlsberg Sweden. Since 1971, he has held managerial positions in a number of industrial companies, including Husqvarna and Pripps/ Ringnes/ Carlsberg. Mr. Bergqvist has also served as a director for a number of international companies. He has a B.Sc in Engineering and has studied Economics at the MBA-level.
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
      Irma Tystad was elected to the board of directors on June 20, 2000 as an employee representative. Ms. Tystad began working for Telenor in 1962 and has served as a board member of Telenor Plus since 1995 and of Telenor Pensjonskasse (Pension Fund) since 1997. She is the group employee representative for Kommunikasjonsforbundet (Union of Communications). Ms. Tystad is a graduate of the Technical College of Norwegian Telecom and has subsequently studied business and management.
Board Practices
Compensation Committee
      In December 2000, our board of directors established a compensation committee consisting of the Chairman and Deputy Chairman of our board of directors and one member to be elected among our other shareholder-elected board members, currently Liselott Kilaas. Our President and Chief Executive officer Jon Fredrik Baksaas is also invited to attend the meetings of the committee. The primary responsibility of the committee is to discuss and make proposals to the board of directors in respect of our compensation policy for our Chief Executive Officer and group management, as well as the general compensation policy for other employees. The committee meets on average two to four times per year.
Audit Committee
      In September 2003, we established an audit committee which at any time shall be composed of at least two members of the board, which are elected by the board of directors. The current members of the audit committee are John Giverholt, who was appointed chairman of the audit committee, and Hanne de Mora. It is the audit committee’s task to support the board of directors in fulfilling its responsibilities with respect to financial reporting, internal accounting controls and auditing matters and to report to the board of directors in connection with the related procedures on an annual basis. With respect to auditing matters, the audit committee is in particular responsible for making recommendations to the board and the general assembly with respect to the appointment, retention and termination as well as the fees of the external auditors. It is also responsible for fulfilling the responsibilities set forth in the Audit and Permitted Non-Audit Services Pre-

Approval Policies and Procedures. For more information on these procedures, you should read “Item 16C: Principal Accountant Fees and Services”. Moreover, the audit committee shall assist the board with regard to the management of operational and financial risks and is responsible for dealing with complaints regarding accounting, internal accounting controls or auditing matters. The audit committee shall meet as and when it deems appropriate, at a minimum, however, three times a year and it may ask the Chief Executive Officer or other members of management to attend the meetings, as necessary. Mr. Giverholt has been designated as the audit committee’s financial expert. For more information on this designation, you should read “Item 16A: Audit Committee Financial Expert”.
Group Management

Name	Address	Born	Position

Jon Fredrik Baksaas	Sandvika	1954	President and Chief Executive Officer
Torstein Moland	Lier	1945	Senior Executive Vice President and Chief Financial Officer
Arve Johansen	Oslo	1949	Senior Executive Vice President(1)
Morten Karlsen Sørby	Oslo	1959	Executive Vice President(2)
Jan Edvard Thygesen	Nesbru	1951	Executive Vice President; General Manager of Sonofon
Stig Eide Sivertsen	Oslo	1959	Executive Vice President(3)

(1)	And head of Telenor’s international mobile operations.

(2)	And head of Telenor’s Nordic mobile and fixed network operations.

(3)	And head of Telenor’s Broadcast operations.
      Jon Fredrik Baksaas has served as our President and Chief Executive Officer since June 21, 2002. Mr. Baksaas joined us in 1989 and served as Deputy Chief Executive Officer between 1997 and June 21, 2002. Mr. Baksaas has also held positions as director of corporate finance, executive vice president, and chief executive officer of TBK AS. Before joining us, he held finance-related positions at Aker AS, Stolt- Nielsen Seaway and Det Norske Veritas. Mr. Baksaas is also a board member of Svenska Handelsbanken AB and Aker Kværner ASA, and a member of the counsel of Det norske Veritas. Mr. Baksaas received a M.Sc from the Norwegian School of Economics and Business Administration and has attended the Program for Executive Development at IMD in Lausanne, Switzerland.
      Torstein Moland has served as a Senior Executive Vice President since 2000 and our Chief Financial Officer of Telenor since 1997. Prior to joining us in 1997, Mr. Moland served as the Governor of the Central Bank of Norway and as executive vice president and chief financial officer of Norske Skog. He had previously served at the Norwegian Ministry of Finance, where he worked on economic policy, and later as the secretary of state to the Prime Minister. Mr. Moland received an honors degree in economics from the University of Oslo and engaged in additional studies at the Massachusetts Institute of Technology.
      Arve Johansen has served as a Senior Executive Vice President since 1999. Since 2000, Mr. Johansen has held the position of head of Telenor’s international mobile operations. Mr. Johansen joined us in 1989 and has held a number of positions in Telenor, including Chief Executive Officer of Telenor International AS. Prior to joining Telenor, Mr. Johansen was employed by EB Telecom as an executive vice president, by the Norwegian Institute of Technology as a research engineer and by ELAB. Mr. Johansen received a M.Sc in electrical engineering (telecommunications) from the Norwegian Institute of Technology and participated in the Program for Management Development at the Harvard Business School.
      Morten Karlsen Sørby has been an Executive Vice President since January 2003. Since January 2005, he has held the position of head of Telenor’s Nordic mobile and fixed operations. Mr. Sørby joined us in 1993 and has since held a number of senior positions in Telenor, including Deputy Chief Executive Officer of Telenor Mobile and General Manager of Telenor International AS. He has previously worked at Arthur Andersen & Co in Oslo. Mr. Sørby holds a M.Sc in Business Administration and is a state licensed public accountant (Norway). He has also qualifications from IMD.

      Jan Edvard Thygesen has served as an Executive Vice President, since 1999. From January 2005, he has served as Chief Executive Officer of Sonofon. In 2004, he held the position of Executive Vice President and General Manager of Telenor Nordic Mobile. Since joining us in 1979, Mr. Thygesen has held various positions, including Executive Vice President of Telenor Mobil, President of Telenor Invest AS, Executive Vice President of Telenor Bedrift AS and President of Telenor Nett AS. He has also served as the president of Esat Digifone and Televerket. Mr. Thygesen received a B.Sc in electronics and telecommunications from the Norwegian Institute of Technology.
      Stig Eide Sivertsen has been an Executive Vice President since 1999. He is had of Telenor’s Broadcast operations. Mr. Sivertsen joined the Company in 1997 as the Director of Finance and chief accountant for Telenor Link AS. Mr. Sivertsen previously held positions as chief executive officer of Nettavisen AS and chief financial officer of Petroleum Geo-Services ASA and Schibsted ASA. Mr. Sivertsen holds elementary and supplementary degrees in law from the University of Bergen and a Master of Business Administration from Durham University.
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
      The corporate assembly has a duty to supervise the board of directors and our President and Chief Executive Officer in their management of the company. Under Norwegian law, the corporate assembly has a fiduciary duty to the shareholders.
      One of the principal functions of the corporate assembly is to elect and remove the board of directors. Up to one-third of the members of the board of directors, but in no event less than two persons, including alternates, shall be elected among our employees if one-third of the corporate assembly members demands it.
      Half of the members elected by the employees may request that the board members shall be elected by the shareholder-elected members and employee-elected members of the assembly voting as separate groups. The members are elected for a term of two years. The current term of the members elected by our employees and general meeting will expire during the spring of 2005. The approval of our corporate assembly is required for significant investments as well as for substantial changes to our operations that affect the number or allocation of employees on the recommendation of our board of directors.

      Set forth below is a list of the current members of our corporate assembly.

Name	Address	Position

Mona Røkke	Tønsberg	Chairman
Randi Braathe	Rygge	Deputy Chairman
Jostein Devold	Kristiansand	Member
Jørgen Ole Haslestad	Erlangen	Member
Arne Jenssen	Trondheim	Member
Hans Olav Karde	Tromsø	Member
Berit Kopren	Stavanger	Member
Jan Erik Korssjoen	Kongsberg	Member
Nils-Edvard Olsen	Kirkenes	Member
Stein Erik Olsen	Flaktveit	Member
Jan Riddervold	Lillehammer	Member
Signe Marie Jore Ritterberg	Oslo	Member
Rune Selmar	Oppegard	Member
Bjørg Simonsen	Mo	Member
Astri Skare	Bergen	Member
Compensation of the Board of Directors, Corporate Assembly and Group Management
      Aggregate remuneration for the board of directors and the corporate assembly for 2004 was NOK 1,785,350 and NOK 401,000, respectively. The members of the board of directors do not have any agreements which entitle them to extraordinary remuneration in the event of termination or change of office, or agreements for bonus or profit sharing options.
      Aggregate remuneration (salary, bonus and other compensation) for group management for 2004 was NOK 24,034,839. In addition, we also paid pension premiums of NOK 1,183,108.
      The annual salary for the President and Chief Executive Officer Jon Fredrik Baksaas was NOK 3,500,000. Pension costs for the CEO was NOK 1,968,000 inclusive social security tax NOK 243,000, and other benefits were NOK 112,395 in 2004.Jon Fredrik Baksaas has an agreement of bonus for 2004 with a maximum payment equal to 6 months of fixed salary. In 2003, he was granted 250,000 share options with a maturity of 7 years. In 2002, he was granted 150,000 share options when he was appointed as President and Chief Executive Officer and another 100,000 pursuant to the share option program. Telenor’s pension plan gives Mr. Baksaas the right to retire at the age of 60 with a supplementary pension, resulting in a total pension equal to 66% of pension-qualifying income. Pension-qualifying income is restricted to NOK 3,000,000, adjusted annually with the Consumer Price Index. The first adjustment occurred on January 1, 2003. Mr. Baksaas has the right to receive salary for a period of 24 months if Telenor terminates his employment, provided that he does not undertake any other employment during such period, in which case the payment would be reduced by 75% of the salary for the new employment. There will be no holiday payment on this amount. The agreed period of termination notice is six months.

      The following table summarizes the principal terms and conditions of termination, pension benefits and incentive package of each member of our group management in 2004, with the exception of Mr. Baksaas for whom information is provided above.

	Agreed			Share	Share	Share
	period of	Severance		Options	Options	Options
Name/title	notice	Pay	Pension benefits(1)	2004(1)	2003(1)	2002(1)

Senior Executive Vice President Arve Johansen(2)	6 months	6 months	66% of pension-qualifying income at the date of retirement with the right to retire at the age of 60. The pension-qualifying income will be equal to salary as of December 31, 2004, with an annual adjustment based on the consumer price index.	—	100,000	100,000
Senior Executive Vice President and CFO, Torstein Moland(2)	6 months	6 months	66% of pension-qualifying income at the date of retirement with the right to retire at the age of 60. The pension-qualifying income will be equal to salary as of December 31, 2004, with an annual adjustment based on the consumer price index.	—	100,000	100,000
Executive Vice President Stig Eide Sivertsen	6 months	No	66% of pension-qualifying income at the date of retirement with the right to retire at the age of 62. The pension-qualifying income will be equal to salary as of December 31, 2004, with an annual adjustment based on the consumer price index.	—	75,000	75,000
Executive Vice President Jan Edvard Thygesen	6 months	6 months	66% of pension-qualifying income at the date of retirement with the right to retire at the age of 62. The pension-qualifying income will be equal to salary as of December 31, 2003, with an annual adjustment based on the consumer price index.	—	75,000	75,000

	Agreed			Share	Share	Share
	period of	Severance		Options	Options	Options
Name/title	notice	Pay	Pension benefits(1)	2004(1)	2003(1)	2002(1)

Executive Vice President Morten Karlsen Sørby	6 months	6 months	66% of pension-qualifying income at the date of retirement with the right to retire at the age of 62. The pension-qualifying income will be equal to salary as of December 31, 2002, with an annual adjustment based on the consumer price index.	—	75,000	70,000

(1)	The share option programs for 2002, 2003 and 2004 are described under “— Incentive Programs” below.

(2)	Arve Johansen and Torstein Moland, both have agreements which entitle them to a possible transfer to other positions within the organization with the right to be compensated by an amount equal to half their salary. These agreements relate to a specified time period up to the age of retirement. The future pension benefits are based on the salary at the time of transfer.
     Members of group management are also eligible for annual bonus payments, with a maximum bonus equal to 6 months of fixed salary in 2004. If the budget is reached (under any given bonus criterion), 50% of the bonus is paid. 100% of the bonus may only be paid as a result of exceptional financial performance exceeding budget.
Incentive Programs
      Our group management is offered a combination of annual bonus and share options, providing both short- and long-term incentives. Annual bonus is also used as an incentive for other managers and key personnel. A limited group is also offered share options.
      We granted share options on February 21, 2002, February 21, 2003 and February 23, 2004. In addition, 150,000 options were granted to the President and Chief Executive Officer on June 21, 2002. In 2002, 85 managers and key personnel were granted options, and in 2003, 110 managers and key personnel were granted options. In 2004, only a limited group of 12 new executives and managers were granted options.
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

		Exercise price
		at the end of
	Share options	option life(1)

Options granted in 2002 (February 21)	2,520,000	50.96
Options granted in 2002 (June 21)	150,000	42.12
Options forfeited in 2002	55,000	50.96
Balance at December 31, 2002	2,615,000	50.45
Options granted in 2003	2,850,000	26.44
Options forfeited in 2003	290,000	32.36
Options exercised in 2003	71,667	50.96
Balance at December 31, 2003	5,103,333	38.06
Options granted in 2004	380,000	48.36
Options forfeited in 2004	45,000	26.98
Options exercised in 2004	1,027,994	36.28
Balance at December 31, 2004	4,410,339	33.97
      The table below details our options outstanding by related option exercise price as of December 31, 2003 and is based on the final exercise price. Some options may be exercised prior to the termination of the plan.

Weighted Average		Weighted Average	Options Exercisable
Exercise Price	Options	Remaining Life	as of
(in NOK)	Outstanding	in years	31. December 2004(1)

50.96(2)	1,630,335	4 years	913,667
42.12(3)	150,000	4 years	100,000
26.44(4)	2,250,004	5 years	583,328
48.36(5)	380,000	6 years	—

(1)	Exercise price for the share option programs of 2002 are calculated at the latest possible date of exercise, and based on 12 month NIBOR implied forward rates calculated of the spot curve (February 20, and June 20, each year, respectively). For the share option program of 2003 and 2004, the exercise prices are fixed throughout the options’ terms. The options may only be exercised in the period right immediately following the publication of Telenor’s quarterly financial results.

(2)	First possible exercise was February 2003 for 1/3 of the options.

(3)	First possible exercise was June 2003 for 1/3 of the options.

(4)	First possible exercise was February 2004 for 1/3 of the options.

(5)	First possible exercise was February 2005 for 1/3 of the options.
      Upon the exercise of options we maintain the right to redeem options by paying an amount in cash corresponding to the difference between exercise quotation price and closing price on the day the notification reached the company. The options may be exercised earlier than the end of the option term, as long as they are exercisable.

      The following members of the group management were granted options under the above-mentioned option-programs.

	Options	Options
	Granted on	Granted on
	February 21,	February 21,
Name	2002	2003

Jon Fredrik Baksaas	100,000	250,000
Torstein Moland	100,000	100,000
Arve Johansen	100,000	100,000
Jan Edvard Thygesen	75,000	75,000
Stig Eide Sivertsen	75,000	75,000
Morten Karlsen Sørby	70,000	75,000

(1)	An additional 150,000 options were granted to Mr. Baksaas on June 21, 2002.
      None of the members in group management have been granted additional options subsequent to February 21, 2003.
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
      The amount of benefits provided through the fund are based on the employee’s length of service and compensation. Full pension benefits through the fund are 66% (inclusive of Norwegian national insurance) of the employee’s annual salary after 30 years of service. However, the annual remuneration that determines the pension benefits cannot exceed 12 times the base amount set by the government. For May 2004, the base amount is NOK 58,778. Parliament determines the maximum amount of pension benefits annually based on an index linked to an employee’s salary. We anticipate that Parliament will increase pension benefits provided through the fund by approximately 3% per year. Under Norwegian law, the Telenor pension fund is treated as a service pension arrangement and, therefore, the premium for the plan is tax deductible.
      The rules set out by our pension fund are used to calculate the value of the commitments made.
      In addition to the standard benefits described above, we established a supplementary foundation, the Telenor Pension Fund II, on January 1, 1997 to provide additional benefits to eligible employees pursuant to their employment contracts. Generally, the right to retire under this scheme is at the age of 65, and full pension under this scheme is 66% of the employee’s annual salary for the part exceeding 12 times the base amount. Eligible employees receive full pension benefits after 20 years of participation in the plan. However, the pension qualifying income is now capped at earnings exceeding NOK 1,200,000. Pension qualifying income exceeding NOK 1,200,000 will increase in line with the consumer price index.
      The premium payable under the Telenor Pension Fund II is not tax deductible according to Norwegian tax law. As from 2004 the financing of this supplementary pension arrangement was changed and of the total pension benefit of 66% of pension-qualifying income exceeding 12 times the base amount, only ten percent (of the total benefit) financed through premiums to the Telenor Pension Fund II. Consequently, future payments of pension benefits will to a large extent be payable directly from Telenor to the employee subsequent to the date of retirement.
      The Telenor Pension Fund II is closed for new members, and a supplementary pension plan based on defined contribution has been implemented.

Exemptions from corporate governance listing requirements under the NASDAQ Marketplace Rules
      In connection with our initial public offering and the listing of our shares in the United States in December 2000, we received an exemption from the audit committee charter and the audit committee composition requirements under Rule 4350(d) of the NASDAQ Marketplace Rules, which requires an issuer to certify that (i) it has and will continue to have an audit committee consisting of at least three members, who are independent directors and (ii) it has adopted a formal written audit committee charter and that the audit committee has reviewed and reassessed the adequacy of the formal written charter on an annual basis. We also received an exemption from the related independent director requirement under Rule 4350(c), which requires an issuer to maintain a sufficient number of independent directors on its board of directors to satisfy the audit committee requirement. Until September 2003, in accordance with generally accepted business practice in Norway we did not have an audit committee fulfilling the above-mentioned requirements. However, in September 2003, in the light of certain revisions to the corporate governance requirements mentioned above following the adoption of the Sarbanes-Oxley Act of 2002, we adopted an audit committee charter and established an audit committee. For a description of our audit committee, you should read “— Board practices — Audit Committee.” Furthermore, although our directors do not necessarily fulfill the NASDAQ requirements for independence, our board was and is composed entirely of non-executive members that are independent of our management. Compliance by foreign private issuers with the new requirements for the charter, composition and responsibilities of audit committees as well as for director independence is not required until July 31, 2005.
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
      In July 2004, we were granted an application for exemption from the recently adopted NASDAQ requirements relating to audit committee approval of related party transactions under Rule 4350(h) and shareholder approval of equity compensation plans under Rule 4350(i) with NASDAQ in accordance with Rule 4350(a).
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
      With respect to the requirement of shareholder approval of equity compensation plans, although equity compensation plans as such are not required to be submitted to the vote of our shareholders, under Norwegian law our board of directors is required to seek shareholder’s authorization to issue new shares, including shares to be issued pursuant to our equity compensation plans. Consequently, our shareholders exercise control over the number of shares which can be issued under such plans and, as a consequence, their potentially dilutive effect.
EMPLOYEES
      As of December 31, 2004, we had 20,900 full-time equivalent employees, of whom we employed 11,380 in Norway and 9,520 outside Norway. During 2004, the number of full-time equivalent employees decreased by 620 from our operations in Norway and increased by 2,070 full-time equivalent employees from our operations outside Norway. Set forth below are the numbers of our full-time equivalent in our operations as the dates indicated:

	Number of employees(1)			Number of employees(1)			Number of employees(1)

	December 31, 2002			December 31, 2003			December 31, 2004

		Outside			Outside			Outside
Business Area	Norway	Norway	Total	Norway	Norway	Total	Norway	Norway	Total

Mobile	1,878	4,673	6,551	1,723	5,201	6,924	1,568	7,767	9,335
Fixed	5,632	1,583	7,215	5,435	652	6,087	5,008	643	5,651
Broadcast	746	226	972	599	210	809	552	222	774
EDB Business Partner FO	2,452	308	2,760	2,211	266	2,477	2,496	512	3,008
Other business units	1,466	2,075	3,541	1,168	1,076	2,244	770	354	1,124
Corporate functions and group activities	1,026	35	1,061	864	45	909	986	22	1,008

Total	13,200	8,900	22,100	12,000	7,450	19,450	11,380	9,520	20,900

(1)	Full-time equivalents
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
      Our employees are represented by four trade unions: EL & IT Forbundet, Nofu-Kommunikasjonsforbundet, NITO-TELE and Tekna Tele. Approximately 55% of our employees are union members. The Corporate Assembly elects the Members of the Board who represent the owners in addition to the Chairman. However, at least a third of the Board Members are elected by and among the employees.
      We seek to continually improve the skills and development of our employees in each of our business areas. Employees participate in various training programs. Our training organization provides different development programs and we cooperate with selected colleges and universities as well as other educational and research institutions in Norway and abroad. We place great emphasis on promoting an atmosphere geared towards learning and sharing of knowledge, with a strong focus on our efforts to retain our employees, which are strategically important to our business. An important principle of our personnel policy is to be an attractive and competitive employer as well as to establish value-added remuneration plans.
      Total loans to employees were NOK 38 million as of December 31, 2004. The loans were mainly provided to finance cars purchased by employees as an alternative to company cars, loans for house purchases for employees of two of our foreign subsidiaries and loans in connection with the purchase of shares, at a 20% discount, in the employee stock ownership program in November 2004 (NOK 14 million as of December 31, 2004). The loans for purchase of shares were limited to NOK 5,992 per employee. The board of directors will decide whether a similar employee stock ownership program will be established in 2005. Loans extended to employees for share purchases are non-interest-bearing and have a term of 12 months and made available for all our Nordic employees. For more information on our share purchase programs you should read “— Share Ownership”. None of our directors have been extended loans by the company.

SHARE OWNERSHIP
      The number of shares owned by the members of the board of directors, the corporate assembly and the group management as of April 8, 2005 is shown below. Shares owned by the board of directors and the group management include closely related parties.

Number of shares
as of
The Board of Directors	April 8, 2005

Thorleif Enger	12,000
Bjørg Ven	10,000
Harald Stavn	3,689
Per Gunnar Salomonsen	1,857
Irma Tystad	813

Number of shares
as of
The Corporate Assembly	April 8, 2005

Mona Røkke	200
Berit Kopren	275
Stein Erik Olsen	1,035
Arne Jenssen	407

Number of shares
as of
The Group Management	April 8, 2005

Jon Fredrik Baksaas	29,697
Torstein Moland	20,199
Arve Johansen	44,977
Morten Karlsen Sørby	7,639
Jan Edvard Thygesen	56,123
Stig Eide Sivertsen	28,160
      In order to encourage long-term shareholding among our employees, all our permanent employees and the employees of our Norwegian subsidiaries in which our direct or indirect ownership share is greater than 90%, were in 2002, 2003 and 2004 extended a loan of approximately NOK 6,000 each to buy shares for an aggregate value of up to NOK 7,500, with a cash discount of approximately 20%. If the average share price in the last 30 days of trading, up to and including November 22, 2005, is at least 12% higher than the corresponding average share price up to and including November 22, 2004, those who subscribed for shares in this offer will be allocated “profit bonus shares” for NOK 2,500, provided that they continue to hold the allocated shares and are still employees of Telenor.
      Approximately 27% of those who were offered shares accepted the offer and were allocated 140 shares each at a value of NOK 53.50, which was the average quoted price during the last five days of trading up to and including November 22, 2004. After taking account of the discount, this gives a value of NOK 42.80 per share.
      “Profit bonus shares” for NOK 2,500 were allocated in 2004 to 2016 employees who bought shares through our stock ownership program in 2003. This because the average share price increased with more than 12%.
ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
      Other than as described below, we do not believe that we have undertaken any material transactions or loans with a related party.

RELATIONSHIP BETWEEN TELENOR AND THE KINGDOM OF NORWAY
Background
      Our predecessors and we have been responsible for telecommunications in Norway since 1855, when Telenor was founded as the Norwegian Telegraph Administration. Throughout much of our operating history we have been a state-owned monopoly telecommunications provider in Norway. Since the early 1980s, the Norwegian Telecommunications markets have been gradually opened up to competition, and by January 1, 1998 the Norwegian market was fully opened. As part of the deregulation process, we (under the name Telenor Communications AS) were converted from a public enterprise to a limited company owned 100% by the Kingdom of Norway in 1994. In 1995 we were renamed Telenor. The Kingdom of Norway’s ownership of Telenor was previously administered by the Ministry of Transport and Communications. On September 8, 2000, the administration of the Kingdom of Norway’s ownership interest in Telenor was transferred to the Ministry of Trade and Industry.
The Kingdom of Norway as a Shareholder
      At April 8, 2005, the Kingdom of Norway owned 944,626,908 shares of Telenor, representing approximately 54.60% of our share capital (as diluted for 20,191,700 own shares).
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
      The Kingdom of Norway waived its right to receive the new shares, which were issued to us as treasury shares. The treasury shares were intended to be used to grant additional bonus shares to retail investors in Norway pursuant to the initial public offering. In December 2001, 1,896,828 of bonus shares were granted to retail investors in Norway, leaving 28,103,172 of treasury shares owned by Telenor. At the general meeting held on May 10, 2001, our board of directors was given the authority to use the treasury shares at its discretion. In July 2004, these shares were cancelled, in accordance with the authority given by the general meeting of our shareholders on May 6, 2004.
      In January 2004, we entered into an agreement with the Kingdom of Norway, in connection with the share buyback program authorized by the general meeting of our shareholders on May 8, 2003. The Kingdom of Norway agreed to cancel an amount of its own shares proportional to the amount of Telenor shares which we repurchase in the open market. As a result, its ownership interest will remain unchanged. In March 2004, we entered into a similar agreement with the Kingdom of Norway, in connection with the share buyback program authorized by the general meeting of our shareholders on May 6, 2004. In July 2004, 14,531,792 shares owned by the Kingdom of Norway were redeemed in connection with the repurchase by Telenor of own shares.
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

      In March and April 2004, the government sold 170,683,700 shares of Telenor (comprising 170,000,000 shares sold to institutional investors in and outside of Norway and 683,700 shares sold to retail investors in Norway) and reduced its ownership interest to approximately 53.99% of our share capital.
      As a majority shareholder, the Kingdom of Norway has the power to control any decision at a meeting of our shareholders requiring a majority vote, including electing a majority of the corporate assembly which in turn has the power to elect our board of directors, as well as approval of the payment of dividends. In addition, as long as the Kingdom of Norway owns more than one-third of the shares in Telenor, it will be able to prevent any amendments to our articles of association.
      The Norwegian government has noted that, as one of several shareholders in Telenor, it will concentrate primarily on issues relating to return on capital, capital structure and dividend policy, emphasizing long-term profitable business development and the creation of value for all shareholders. The Norwegian government plans to ensure that the Kingdom of Norway’s ownership position will be exercised professionally and in accordance with usual businesslike practices. Telenor will be expected to generate capital returns consistent with those of other European companies in the same industry and with an equivalent positioning to that of Telenor. The capital structure and the dividend policy should be conducive to the creation of shareholder value.
The Kingdom of Norway as a Regulator
      Our telecommunications activities are regulated primarily by the Electronic Communications Act and the secondary regulations promulgated thereunder. Under the Electronic Communications Act, the PT, which is an agency of the Norwegian government, has day-to-day responsibility for overseeing the telecommunications sector. The PT reports to the Ministry of Transport and Communications.
      Issues related to the government’s dual role as owner and regulator have been considered in numerous proposals before the Storting. In order to increase market confidence that the ownership and regulatory roles in the telecommunications sector are organized in an acceptable manner, among other reasons, the Norwegian government transferred the administration of the Kingdom of Norway’s ownership interest in Telenor to the Ministry of Trade and Industry on September 8, 2000.
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

OTHER INFORMATION
      As of April 8, 2005, 871,685 ADSs equivalent to 2,615,055 ordinary shares, or approximately 0.15% of the total ordinary shares in issue, were outstanding and were held by three holders.
      As of April 8, 2005, there was a total of 44,305 record holders of ordinary shares, of whom 207 had registered addresses in the United States and held a total of 171,945,053 ordinary shares (9.82% of the total issued). Since certain ordinary shares are registered in the names of nominees, the number of shareholders of record may not be representative of the number of beneficial owners.
      For the number of shares owned by the members of the board of directors, the corporate assembly and the group management as of April 8, 2005, you should read “Item 6: Directors, Senior Management and Employees — Share Ownership”. Shares owned by the board of directors and the group management include closely related parties.
ITEM 8:  FINANCIAL INFORMATION
FINANCIAL STATEMENTS
      See “Item 18: Financial Statements”.
LEGAL PROCEEDINGS
      Telenor is involved in a number of legal proceedings, including among others those regarded as being material and described below, concerning matters arising in connection with the conduct of Telenor’s business. Provisions have been made to cover unfavorable rulings or deviations in tax assessments, pending the outcome of appeals by Telenor against these decisions, as described below. Furthermore, provisions have been made to cover the expected outcome of the other proceedings to the extent that negative outcomes are likely, and reliable estimates can be made. While acknowledging the uncertainties of litigation Telenor believes that, based on the information available to date, these matters will be resolved without any material negative effect on Telenor’s financial position. You should read “Item 4: Information about the Company — Regulation” for a description of regulatory proceedings and “Item 4: Information about the Company — Mobile Operations” for information relating to our international mobile operations.
      In January 2003, Telenor Eiendom Holding AS (previously Telenor Communication AS) initiated proceedings against the Norwegian tax authorities before the Oslo District Court relating to the non-recognition of a tax loss for the fiscal year 2001 deriving from the sale of shares in Sonofon Holding A/ S from Telenor Eiendom Holding AS to Dansk Mobil Holding AS. The disputed amount is approximately NOK 8.6 billion, corresponding to a tax charge of approximately NOK 2.4 billion which was expensed in 2002. Hearings were held before the Oslo District Court in January 2004 and a decision favorable to Telenor Eiendom Holding AS was issued on June 14, 2004. The tax authorities appealed the judgment and main proceedings before the Court of Appeal (Borgarting Lagmannsrett) are scheduled to be held on November 14 to 18, 2005.
      In November 2003, Sense Communication ASA initiated legal proceedings against Telenor Mobil AS before the Oslo District Court claiming up to NOK 170 million based on allegations that our prices set forth in a service provision agreement for the period 2000-2003 had been excessive and not in accordance with the requirements for cost-oriented pricing. Sense gave notice to the effect that the claim might be recalculated in order to include the year 2003 and other relevant years according to financial information to be filed by Telenor. November 2, 2004, Asker and Bærum District Court gave judgment in favor of Telenor Mobil. Sense appealed the case to the Court of Appeal and main proceedings before the Court of appeal are scheduled to February 8, 2006. In its appeal, Sense has increased the claim to NOK 300 million plus interest and legal costs. This claim also covers the years 2003 and 2004.
      The liquidators of Enitel AS initiated legal proceedings against Telenor Telecom Solutions AS and Telenor Mobil AS before the Asker and Bærum District Court. The claim for damages and reimbursement of NOK 121 million plus interest was based on alleged overcharging for leased lines and traffic terminated in our fixed and mobile networks for the period of 1997 to 2001. The court hearings commenced on January 17, 2005. In a judgment from Asker and Bærum District Court dated March 14, 2005, the action against Telenor Telecom Solutions AS and Telenor Mobil AS was dismissed. On April 14, 2005, the parties settled out of court for an amount significantly less than NOK 121 million.
      In March 2004, Telenor Mobil AS was summoned to appear before the conciliation board, the first step in Norwegian civil court proceedings before a case is transferred to the competent court if no settlement is reached between the parties, in connection with a complaint filed by Tele2. Tele2 is claiming repayment of approximately NOK 113 million plus interests and legal costs based on the allegation that the prices charged by Telenor Mobil for resale of mobile telephone services under the service provider agreement with Tele2 have not been in accordance with the requirements for cost-oriented pricing. In accordance with the parties’ request, on May 18, 2004 the Conciliation Board decided to refer the case to the District court. As a consequence, Tele2 must file the claim before ordinary court no later than May 2005. As of April 15, 2005, no claim had been filed.
Disputes mentioned in note 24 to the Telenor’s financial statements for 2003, for which a verdict has been reached.
      The legal proceedings initiated by Teletopia against Telenor before the Court of Appeal resulted in a judgment in favor of Telenor. Teletopia filed an appeal with the Supreme Court but the case was not admitted. The judgment is therefore legally binding.
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

	NOK per
	ordinary share		$ per ADS

	High	Low	High	Low

2001	45.40	28.00	15.625	9.000
2002	39.30	22.50	13.330	9.000
2003	44.50	22.80	20.200	9.500
2004	56.50	43.40	28.390	19.008
2002
First Quarter	39.60	31.60	13.329	10.449
Second Quarter	36.50	22.70	12.850	9.550
Third Quarter	29.80	22.20	12.239	9.050
Fourth Quarter	31.20	22.50	12.550	9.000
2003
First Quarter	28.80	22.80	12.000	9.500
Second Quarter	31.80	23.20	13.800	9.760
Third Quarter	33.80	29.20	14.300	12.020
Fourth Quarter	44.50	32.20	20.200	13.701

	NOK per
	ordinary share		$ per ADS

	High	Low	High	Low

2004
First Quarter	51.00	43.40	22.550	19.760
Second Quarter	48.60	43.60	21.890	19.008
Third Quarter	51.25	45.50	22.650	19.690
Fourth Quarter	56.50	50.75	28,390	23.150
2005
First Quarter	60.75	54.75	29.600	26.000
October 2004	54.75	50.75	24.979	23.150
November	54.25	50.75	26.840	23.840
December	56.50	51.75	28.390	25.000
January 2005	60.25	55.25	29.015	26.660
February	60.75	54.75	28.230	26.000
March	59.50	56.25	29.600	26.880
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
Share capital
      Our share capital is NOK 10,498,182,282 divided into 1,749,697,047 ordinary shares.
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

TAXATION
Norwegian Tax Matters
      This section describes the material Norwegian tax consequences that apply to shareholders resident in Norway as well as non-resident shareholders in connection with the acquisition, ownership, and realization of our ordinary shares and ADSs. This section does not provide a complete description of all tax regulations, which might be relevant (i.e. for investors to whom special regulations may be applicable). This section is based on current law and practice. Shareholders should contact their professional tax advisors for advice concerning individual tax consequences.
Taxation of dividends
      Dividends distributed to individual shareholders are subject to taxation in Norway as general income at a flat rate, currently 28%. According to an imputation method, individual shareholders who are residents of Norway for tax purposes will effectively not be subject to tax on dividend distributions from Norwegian companies, as there will be available as a credit (“godtgjørelse”) against the Norwegian tax in an amount equal to the tax to be levied on the dividends received.
      For distributions made after December 31, 2005. the imputation system will be abolished, and replaced by a shareholder model (“aksjonærmodell”) for individual shareholders resident in Norway. Dividends distributed to individual shareholders that exceed an exemption amount will be taxed as general income at a flat rate of 28%. The exemption amount is calculated as an allowance basis multiplied by a determined interest rate. The allowance generally will equal the shareholder’s cost of the share, adjusted according to the RISK-rules (RISK is the Norwegian abbreviation for the variation in the company’s retained earnings after tax during the ownership of the shareholder).
      Any exemption amount on a specific share that exceeds dividends distributed on the same share is added to the allowance basis for calculation of the exemption amount for future tax years and can be carried forward and deducted from future dividends distributed on the same share.
      Non-Norwegian shareholders, both individuals and companies, are subject to a withholding tax at a rate of 25% on dividends distributed from Norwegian companies, unless the shareholder is carrying on business activities in Norway and such shares are effectively connected to such activities. In that case the rules described in the foregoing paragraph are applicable. In other cases the withholding rate of 25% is normally lower according to tax treaties between Norway and the country in which the shareholder is resident. Generally, the treaty rate does not exceed 15%, and in cases where a corporate shareholder holds a qualifying percentage of the shares of the distributing company, the withholding tax rate on dividends is in most cases reduced to 5% or even to zero. The treaty rate in the U.S.-Norwegian treaty is 15% in all cases.
      The 15% withholding rate under the tax treaty between Norway and the United States will apply to dividends paid on shares held directly by U.S. Holders properly demonstrating to the company that they are entitled to the benefits of the treaty.
      Dividends paid to the depositary for redistribution to shareholders holding ADSs will at the outset be subject to a withholding tax of 25%. The beneficial owners will in this case have to apply for refund of the excess amount of tax with the Central Office – Foreign Tax Affairs. However, provided it is acting as a licensed custodian operating (a) nominee account(s) in the Norwegian Registry of Securities (the VPS System) with approval from the Norwegian Banking, Insurance and Securities Commission and the Central Office – Foreign Tax Affairs, the bank(s) acting as depositary is entitled to receive dividends from us for redistribution to ADS holders who are beneficial owners at the treaty withholding rate of 15%.
      With effect from January 1, 2004, corporate shareholders resident in the EEA (European Economic Area) are no longer be subject to withholding tax on dividends from Norwegian companies. The Norwegian Government made a proposal to the Norwegian Parliament that the same should apply for individual personal shareholders resident in the EEA, with effect from January 1, 2005. If the Parliament has not adopted the proposal before the withholding tax is due for payment, the withholding tax must be paid. However, it is proposed that individual shareholders may subsequently apply for a refund if the proposal later is adopted. Shareholders resident outside the EEA, both individual and corporate shareholders, continue to be subject to withholding tax on dividends.
Wealth tax
      The value of the shares is included when computing the wealth tax imposed on individuals deemed resident in Norway for tax purposes. Norwegian joint stock companies and certain other companies in a similar position are not subject to wealth tax. Currently, the marginal wealth tax rate is 1.1% of the value assessed. The value for assessment purposes for shares listed on the Oslo Stock Exchange is 65% of the listed value of such shares as of January 1 in the year of assessment, with effect from the income year 2005. Shareholders resident outside of Norway are ordinarily not subject to wealth tax in Norway for shares in Norwegian joint stock companies.
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
      The taxable gain or loss is computed as the sales price adjusted for transactional expenses less the taxable basis. A shareholder’s taxable basis normally equals the cost of shares adjusted according to the so-called RISK-rules (RISK is the Norwegian abbreviation for the variation in the company’s retained earnings after tax during the ownership of the shareholder). The RISK amount is computed for each fiscal year, and determines the taxable basis as of January 1 in the assessment year. If the shareholder owns shares acquired at different points in time, the shares that were acquired first will be regarded as the first to be sold, on a first-in first-out basis.
      With effect from January 1, 2006, the shareholder model will apply for individual shareholders resident in Norway. Gains realized on a sale or disposition of shares will be taxable and losses will be tax deductible as general income under this model. The taxable gain will be equal the excess of the sales price over the shareholder’s taxable basis. The taxable basis generally will equal the cost of the shares, adjusted according to the RISK-rules until January 1, 2006. Any unused exempt amount on a specific share, as described above under taxation of dividends, can be deducted from the amount of capital gain in respect of the same share (but may not give rise to or increase a deductible loss).
      For corporate shareholders resident in Norway, the exemption method applies to sales and other dispositions that take place on or after March 26, 2004. Capital gains from shares in Norwegian companies are exempt from tax, and losses suffered therefrom are not tax deductible under the exemption method. Special transitional rules apply for the income year 2004, for companies and tax-groups with gains before March 26, 2004 and losses after March 26, 2004.

      Shareholders not resident in Norway, both individuals and companies, are generally not subject to tax in Norway on capital gains, and losses are not deductible upon sale, redemption or other disposition of subscription rights, shares or ADSs in Norwegian companies, unless the shareholder has been resident for tax purposes in Norway and the disposal takes place within five years after the end of the calendar year in which the shareholder ceased to be a resident of Norway for tax purposes, or, alternatively, the shareholder is carrying on business activities in Norway and such subscription rights, shares or ADSs are or have been effectively connected to such activities.
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
Taxation of dividends
      Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, the gross amount of any dividend paid by Telenor out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15%, provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends paid by Telenor generally will be qualified dividend income.
      You must include any Norwegian tax withheld from the dividend payment in this gross amount even though you do not in fact receive the amount withheld as tax. The dividend is taxable to you when you, in the case of shares, or the depository, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Norwegian Krone payments made, determined at the spot Norwegian Krone/ U.S. dollar rate on the date the dividend distribution is included in your income, regardless of whether the payment is in fact converted into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars generally will be treated as ordinary income or loss. Such gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits (as determined for United States federal income tax purposes) will be treated as a non-taxable return of capital to the extent of your tax basis in the shares or ADSs and, to the extent in excess of your tax basis, will be treated as capital gain.
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
ITEM 11:     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
FUNDING AND FINANCIAL RISK MANAGEMENT ACTIVITIES IN TELENOR
      You should read notes 20 and 21 to our consolidated financial statements for a description of funding and financial risk management activities in Telenor and “Item 5: Operating and Financial Review and Prospects — Information About Contractual Cash Payments and Capital Resources — Capital Resources” for additional information about our sources of financing.
SENSITIVITY ANALYSIS
      We have adopted sensitivity analysis as the approach to quantify market risk.
      Fair values have been estimated in conjunction with the principles described in note 21 to our consolidated financial statements.
      Interest rate risk is quantified by change in fair value given a 10% parallel shift in interest rate curves. Exchange rate risk is quantified by change in fair value from a 10% change in spot rates against the Norwegian Krone. Changes in market volatilities will change the fair value of option instruments. Volatility risk is quantified by change in fair value from a 10% change in implied volatilities.
      The model underlying the sensitivity analysis includes derivatives as well as cash and short-term money market investments and borrowings, short-term interest-bearing investments, commercial paper and bonds. The fair values of our equity investments or cash flows from these assets are not taken into account. As such the analysis does not show our total net exposure to financial market risk.
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

							Volatility
	Book value	Fair value	Interest rates		Exchange rates		of options
	as of	as of
2004	31.12.04	31.12.04	-10%	10%	-10%	10%	-10%	10%

	(NOK in millions)
Foreign exchange derivatives	727	967	39	(38)	(111)	111	—	—
Interest rate derivatives	54	26	28	(24)	(28)	28	(10)	10
Net interest-bearing liabilities(1)	(19 854)	(21,180)	(265)	260	2,277	(2,277)	—	—

Total	(19,073)	(20,187)	(198)	198	2,138	(2,138)	(10)	10

							Volatility
	Book value	Fair value	Interest rates		Exchange rates		of options
	as of	as of
2003	31.12.03	31.12.03	-10%	10%	-10%	10%	-10%	10%

	(NOK in millions)
Foreign exchange derivatives	940	1,515	62	(61)	(576)	576	—	—
Interest rate derivatives	49	(26)	(8)	11	(32)	32	(10)	10
Net interest-bearing liabilities(1)	(18 800)	(20,147)	(287)	280	2,034	(2,034)	—	—

Total	(17,811)	(18,658)	(233)	230	1,426	(1,426)	(10)	10

(1)	Includes interest-bearing liabilities and Cash and short-term money market investments
      As of December 31, 2004, the interest rate sensitivity was reduced compared to December 31, 2003. The duration of interest bearing liabilities decreased, resulting in a decrease in the quantified interest rate sensitivity.
      As of December 31, 2004, the exchange rate risk quantified in this analysis increased compared to December 31, 2003. The portfolio of foreign currency denominated financial instruments increased in this period.
      The risk arising from changes in option volatilities is insignificant due to the small volume of options in the portfolio.
ITEM 12:     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
      Not applicable.
PART II
ITEM 13:     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
      Not applicable.

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
      None.
ITEM 15:     CONTROLS AND PROCEDURES
      We maintain “disclosure controls and procedures” as such term is defined in Exchange Act Rule 13a-15(e). This includes the establishment of a disclosure committee. The disclosure committee currently consists of Torstein Moland, chief financial officer, Bjørn Brenna, group controller, Pal Wien Espen, general counsel, Anne-Sissel Skanvik, head of communication, and Erling Thune, head of investor relations. The committee is generally responsible for considering the materiality of information and determining our disclosure obligations on a timely basis. The committee also allocates reviewing responsibilities to the appropriate officers within Telenor. The committee, together with our chief executive officer and chief financial officer, has the responsibility for the evaluation of the effectiveness of our disclosure and control procedures and may generally take all actions deemed necessary or desirable to ensure compliance with such procedures.
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
      Our management, with participation of the chief executive officer and the chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (pursuant to Exchange Act Rule 13a-15(b)) as of the end of the period covered by this annual report. Based on that evaluation our management, including the chief executive officer and the chief financial officer, concluded that subject to the limitations noted above our disclosure controls and procedures were effective as of December 31, 2004.
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

ITEM 16C:     PRINCIPAL ACCOUNTANT FEES AND SERVICES
      The following table provides an overview of the fees billed by Ernst & Young AS, our independent auditors in respect of 2003 and 2004, for professional services performed in respect of 2003 and 2004, respectively.

	Year ended
	December 31,

	2003	2004

	(NOK in
	millions)
Audit Fees	24.5	29.0
Audit-Related Fees	17.1	10.0
Tax Fees	6.3	5.2
All Other Fees	1.0	0.7

Total	48.9	44.9

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
      On May 8, 2003, the general meeting of shareholders authorized the board of directors on behalf of Telenor to acquire up to 5% of its own shares in the open market. Between May 8, 2003 and May 6, 2004, Telenor purchased 12,810,000 own shares pursuant to the 2003 share buyback authorization.
      On May 6, 2004, the general meeting of shareholders authorized the board of directors on behalf of Telenor to acquire 174,920,098 own shares, which equals approximately 10% of Telenor’s share capital. This authorization superseded the authorization of May 8, 2003 and is valid until July 1, 2005. Telenor purchased 14,939,900 own shares pursuant to the 2004 share buyback authorization in 2004, and has purchased an additional 5,625,000 shares pursuant to the 2004 share buyback authorization in 2005.
      The table below sets forth sets forth the total number of purchases by Telenor of own shares in 2004, comprising 12,810,000 shares purchased pursuant to the 2003 share buyback authorization and 14,939,900 shares purchased pursuant to the 2004 share buyback authorization.

ISSUER PURCHASES OF EQUITY SECURITIES

					(c) Total Number of	(d) Maximum
					Shares Purchased as	Number of Shares
					Part of	that May
			(b) Average Price		Publicly Announced	Yet Be Purchased
	(a) Total Number of		Paid per Share in		Plans or	Under the Plans or
Period 2004	Shares Purchased		NOK		Programs(1)	Programs(2)

January	1,390,000		48.13		1,390,000	87,460,000
February	1,005,000		48.73		1,005,000	86,455,000
March	10,415,000		48.42		10,415,000	76,040,000
April	—		—		—	76,040,000
May	3,121,900		46.88		3,121,900	171,798,198
June	8,818,000		46.82		8,818,000	162,980,198
July	—		—		—	162,980,198
August	1,440,000		46.97		1,440,000	161,540,198
September	1,560,000		49.44		1,560,000	159,980,198
October	—		—		—	159,980,198
November	—		—		—	159,980,198
December	—		—		—	159,980,198

Sum	27,749,900	(3)	47.76	(4)	27,749,900

(1)	Shares purchased prior to May 2004 were purchased pursuant to the 2003 share buyback authorization. Shares purchased from May 2004 onwards were purchased pursuant to the 2004 share buyback authorization.

(2)	Up until May 6, 2004, Telenor was authorized to purchase up to 5% of its own shares (approximately 88,890,000 shares). Since May 6, 2004, Telenor has been authorized to purchase 174,980,098 of its own shares (approximately 10% of its share capital).

(3)	All shares were purchased in the open market and pursuant to the authorizations described above.

(4)	Weighted average price per share, calculated for convenience using the year-end USD/NOK exchange rate of 6.0386.
PART III
ITEM 17:     FINANCIAL STATEMENTS
      Not applicable.
ITEM 18:     FINANCIAL STATEMENTS
      Our consolidated financial statements of Telenor ASA beginning on page F-1 and the related notes, the report thereon of Ernst & Young AS and the report of PricewaterhouseCoopers DA on the financial statements of Telenor Mobil AS as of and for the year ended December 31, 2003 and the report of Rahman Rahman Hug on the financial statements of GrameenPhone as of and for the year ended December 31, 2004 are filed as part of this annual report on Form 20-F.

ITEM 19:     EXHIBITS
      The following exhibits are filed as part of this annual report:

Exhibit 1	Articles of Association for Telenor ASA, as amended on February 15, 2005 (English translation)
Exhibit 2(b)(i)	Instruments defining the Rights of Holders of Long-Term Debt:
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
Date: April 15, 2005

TELENOR ASA
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TELENOR ASA
Annual consolidated financial statements:
Reports of Independent Accountants
Report of Ernst & Young AS as of and for the years ended December 31, 2003 and 2004, dated March 31, 2005	F-2
Report of PricewaterhouseCoopers DA on the financial statements of Telenor Mobil AS, as of and for the year ended December 31, 2004, dated March 23, 2004	F-3
Report of Rahman Rahman Huq for the fiscal year ended December 31, 2004, dated April 13, 2005	F-4
Consolidated Statements of Profit and Loss	F-5
Consolidated Balance Sheet	F-6
Consolidated Cash Flow Statement	F-7
Consolidated Statement of Shareholder’s Equity	F-8
Summary of Significant Accounting Principles	F-10
Notes to the Consolidated Financial Statements	F-16

REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of the Telenor Group
      We have audited the accompanying consolidated balance sheets of the Telenor Group as of December 31, 2004 and 2003, and the related consolidated statements of profit and loss, consolidated statements of shareholders’ equity, and consolidated cash flow statements for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of GrameenPhone Ltd., a 62%-owned subsidiary, as of and for the year ended December 31, 2004, which statements reflect total assets constituting 3 percent as of December 31, 2004, and total revenues constituting 3 percent in 2004 of the related consolidated totals. We did not audit the financial statements of Telenor Mobil AS, a wholly-owned subsidiary, as of and for the year ended December 31, 2003, which statements reflect total assets constituting 9 percent as of December 31, 2003, and total revenues constituting 17 percent in 2003 of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for GrameenPhone Ltd. and Telenor Mobil AS, is based solely on the reports of those other auditors.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.
      In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Telenor Group at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Norway.
      Accounting principles generally accepted in Norway vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.
/s/ Ernst & Young AS
Oslo, Norway
March 31, 2005

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
/s/ PricewaterhouseCoopers DA
Oslo, Norway
March 23, 2004

Auditors’ Report
to the Board of Directors and Shareholders of
GrameenPhone Ltd.
      We have audited the accompanying balance sheet of GrameenPhone Ltd. as of December 31, 2004, and the related statements of profit and loss, statements of shareholders’ equity and cash flow statements for the year then ended. These financial statements are the responsibility of the company’s management and Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GrameenPhone Ltd. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in Bangladesh.
      Accounting principles generally accepted in Bangladesh vary in certain significant respects from accounting principles generally accepted in Norway. Information relating to the nature and effect of such differences is stated in note 3.21 to the financial statements.
/s/ Rahman Rahman Huq
April 13, 2005

CONSOLIDATED STATEMENT OF PROFIT AND LOSS
Telenor Group January 1 – December 31

	Note	2002	2003	2004

		(in NOK millions, except
		per share amounts)
Revenues	2	48,668	52,889	60,752
Gains on disposal of fixed assets and operations	2	158	232	550

Total revenues		48,826	53,121	61,302
Operating expenses
Costs of materials and traffic charges	4	12,485	13,094	16,070
Own work capitalized	5	(567)	(571)	(557)
Salaries and personnel costs	6, 7	10,104	9,561	10,021
Other operating expenses	8, 9	13,188	12,506	14,873
Losses on disposal of fixed assets and operations		147	229	74
Depreciation and amortization	14, 15	10,236	10,597	11,623
Write-downs	14, 15	3,553	145	2,596

Total operating expenses		49,146	45,561	54,700

Operating profit (loss)		(320)	7,560	6,602

Associated companies	16	(2,450)	1,231	718
Financial income and expenses
Financial income		567	586	496
Financial expenses		(1,833)	(2,023)	(1,534)
Net currency loss		(311)	(1)	(87)
Net gain (loss and write-downs) of financial items		(789)	73	2,651
Net financial items	12	(2,366)	(1,365)	1,526

Profit (loss) before taxes and minority interests		(5,136)	7,426	8,846

Taxes	13	480	(2,376)	(2,244)

Profit (loss) before minority interests		(4,656)	5,050	6,602
Minority interests		358	(490)	(1,244)

Net income (loss)		(4,298)	4,560	5,358

Net income (loss) per share in NOK (basic), excluding treasury shares		(2.42)	2.57	3.07

Net income (loss) per share in NOK (diluted), excluding treasury shares		(2.42)	2.57	3.06

CONSOLIDATED BALANCE SHEET
Telenor Group at December 31

	Note	2003	2004

	(in NOK millions)
Assets
Deferred tax assets	13	3,850	2,999
Goodwill	15	9,224	12,963
Other intangible assets	15	5,536	10,001
Tangible assets	15	35,722	37,676
Associated companies	16	10,166	6,428
Other financial assets	16	3,848	1,292

Total fixed assets		68,346	71,359
Inventories		504	596
Current receivables, etc.	17	9,232	10,165
Short-term investments	18	384	893
Cash and cash equivalents	27	7,644	5,081

Total current assets		17,764	16,735

Total assets		86,110	88,094

Equity and liabilities
Shareholder’s equity		37,237	37,594
Minority interests		3,646	4,074

Total equity and minority interests		40,883	41,668
Liabilities
Provisions	19	1,645	3,120
Long-term interest-bearing liabilities	20, 21	22,703	20,602
Long-term non-interest-bearing liabilities	22	754	572

Total long-term liabilities		23,457	21,174
Short-term interest-bearing liabilities	20	3,059	3,991
Short-term non-interest-bearing liabilities	22	17,066	18,141

Total short-term liabilities		20,125	22,132

Total equity and liabilities		86,110	88,094

Assets pledged	23	8,148	8,752
Guarantee liabilities	23	2,557	2,169
Contingent liabilities	24

CONSOLIDATED CASH FLOW STATEMENT
Telenor Group January 1 — December 31

	Note	2002	2003	2004

	(in NOK millions)
Proceeds from sale of goods and services		50,480	53,208	61,107
Payments to suppliers of goods and services and of other operating expenses		(25,056)	(25,714)	(30,639)
Payments to employees, pensions, social security tax and tax deductions		(9,643)	(9,400)	(9,280)
Interest etc. received		796	1,318	913
Interest etc. paid		(1,629)	(2,494)	(1,428)
Other proceeds and payments related to operating activities		(142)	(131)	(22)
Payment of taxes and public duties		(1,948)	(3,111)	(1,660)

Net cash flow from operating activities(1)		12,858	13,676	18,991
Proceeds from sale of tangible and intangible assets		210	523	263
Purchase of tangible and intangible assets		(9,098)	(6,536)	(11,613)
Cash receipts from sale of subsidiaries and associated companies, net of cash transferred	27	191	2,327	849
Cash payments on purchase of subsidiaries and associated companies, net of cash received	27	(12,232)	(506)	(6,281)
Proceeds from sale of other investments		271	1,072	3,960
Payments for other investments		(1,069)	(334)	(209)

Net cash flow from investment activities		(21,727)	(3,454)	(13,031)
Proceeds from long-term liabilities		19,567	779	2,486
Proceeds from short-term liabilities		164	311	55
Payments on long-term liabilities		(10,140)	(4,990)	(6,044)
Payments on short-term liabilities		(549)	(3,122)	(43)
Net change in overdrafts		20	—	(765)
Proceeds from issuance of shares, inclusive from minority interests		200	32	47
Shares buy back		—	(7)	(2,020)
Payment of equity and dividends to minorities in subsidiaries		—	(91)	(207)
Payment of dividends		(621)	(799)	(1,764)

Net cash flow from financing activities		8,641	(7,887)	(8,255)
Effect on cash and cash equivalents of changes in foreign exchange rates		(347)	45	(268)

Net change in cash and cash equivalents		(575)	2,380	(2,563)
Cash and cash equivalents at January 1		5,839	5,264	7,644

Cash and cash equivalents at December 31,		5,264	7,644	5,081
Reconciliation(1)
Net income		(4,298)	4,560	5,358
Minority interests		(358)	(490)	1,244
Taxes		(480)	(2,376)	2,244

Profit before taxes and minority interests		(5,136)	7,426	8,846
Taxes paid		(2,050)	(3,283)	(1,516)
Net (gain) loss including write-downs of financial items		778	(76)	(3,127)
Depreciation, amortization and write-downs		13,789	10,742	14,219
Associated companies		2,450	(1,231)	(718)
Changes in inventories		(39)	3	(79)
Changes in accounts receivable and prepayments from customers		1,593	1,017	387
Changes in accounts payable and prepaid expenses		126	119	237
Difference between expensed and paid pensions		359	134	362
Currency (gains) losses not relating to operating activities		391	(78)	57
Change in other accruals		597	(1,097)	323

Net cash flow from operating activities		12,858	13,676	18,991

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Telenor Group

				Other		Cumulative
	Number	Nom	Share	paid	Other	translation	Treasury
	of shares	Amount	Capital	capital	equity	adjustment	shares	Total

			(NOK	(NOK	(NOK	(NOK	(NOK	(NOK
		(NOK)	mill.)	mill.)	mill.)	mill.)	mill.)	mill.)
Balance as of December 31, 2001	1,802,730,652	6	10,816	18,619	13,023	(145)	(169)	42,144
Net income for the year 2002					(4,298)			(4,298)
Dividends					(799)			(799)
Translation adjustments						(2,723)		(2,723)
Employee share issue	695,520	6	4	15				19
Consolidation Canal Digital AS					(658)			(658)

Balance as of December 31, 2002	1,803,426,172	6	10,820	18,634	7,268	(2,868)	(169)	33,685
Net income for the year 2003					4,560			4,560
Dividends					(1,776)			(1,776)
Translation adjustments						816		816
Employee share issue	595,109	6	4	22				26
Increased ownership interest in Comincom/ Combellga					(35)			(35)
Increased ownership interest in GrameenPhone Ltd.					(39)			(39)

Balance as of December 31, 2003	1,804,021,281	6	10,824	18,656	9,978	(2,052)	(169)	37,237
Net income for the year 2004	—	—	—	—	5,358	—	—	5,358
Dividends for the year 2004 and adjusted dividends for the year 2003(1)	—	—	—	—	(2,590)	—	—	(2,590)
Translation adjustments	—	—	—	—	—	(508)	—	(508)
Share buy back	—	—	—	—	—	—	(2,020)	(2,020)
Cancellation of shares	(55,444,964)	6	(332)	(1,152)	—	—	1,484	,
Sale of shares and share issue to employees	1,120,730	6	6	35	—	—	18	59
Increased ownership interest in GrameenPhone Ltd.	—	—	—	—	(168)	—	—	(168)
Increased ownership interest in ProMonte GSM	—	—	—	—	164	—	—	164
Equity adjustments in associated companies	—	—	—	—	62	—	—	62

Balance as of December 31, 2004	1,749,697,047	6	10,498	17,539	12,804	(2,560)	(687)	37,594

(1)	Adjusted dividends for the year 2003 related to purchase of shares in the market prior to the Annual General Meeting for 2004.

	2002	2003	2004

Average number of shares basic (exclusive treasury shares)	1,774,637,008	1,775,340,935	1,747,864,560
Average number of shares fully diluted (exclusive treasury shares)	1,774,637,008	1,775,755,932	1,749,326,657
Dividend per share in NOK	0.45	1.00	1.50
      See note 30 for further information about number of shares etc.
      In 2004, Telenor increased its ownership interests in the subsidiary GrameenPhone Ltd. Net excess values were allocated to other intangible assets and recorded directly against the shareholders’ equity. In 2004, the acquisition of the remaining shares of European Telecom Luxembourg S.A., the owner of ProMonte GSM, was completed. Net excess values were calculated for 100% of the shares, and the net excess values on the shares Telenor already owned were recorded directly against the shareholders’ equity. Equity adjustments in associated companies for the year 2004 were primarily related to VimpelCom and Bravida ASA.
      In 2003, Telenor increased its ownership interests in the subsidiaries Comincom/ Combellga and GrameenPhone Ltd. The increase in net excess values beside goodwill was recorded directly against the shareholders’ equity in 2003.
      In 2002, the shareholders’ equity decreased by NOK 658 million in connection with the consolidation of Canal Digital AS. As of June 30, 2002, the acquisition of the remaining 50% of Canal Digital AS was completed and Telenor obtained effective control. Due to the transfer of risk for the company’s results of operations at the time of entering into the agreement to acquire Canal Digital AS in June 2001, 50% of the company’s loss, amortization of net excess values and calculated financing expenses in the period between the agreement and consolidation has been recorded directly against the shareholders’ equity.
      Equity available for distribution as dividends from Telenor ASA was NOK 14,038 million as of December 31, 2004.
Minority interests

					Minority	Minority
	Minority	Minority	Minority	Minority	interests in the	interests in the
	share in %	part of net	part of net	part of net	balance sheet	balance sheet
	December 31,	income (loss)	income (loss)	income (loss)	December 31,	December 31,
	2004	2002	2003	2004	2003	2004

	(in NOK millions)
Telenor Venture AS	—	(6)	(30)	—	—	—
Telenor Venture II ASA	49.9	(67)	(32)	12	136	134
Kyvistar GSM JSC	43.5	51	256	588	998	1,255
OJSC Comincom/ Combellga	—	15	14	—	—	—
DiGi.Com bhd	39.0	47	68	187	1,131	1,191
GrameenPhone Ltd.	38.0	162	283	411	448	528
EDB Business Partner ASA	48.2	(555)	(26)	28	888	895
Telenor Venture IV AS	20.0	—	—	—	—	52
Other	—	(5)	(43)	18	45	19

Total		(358)	490	1,244	3,646	4,074

      In the fourth quarter of 2004, Telenor increased its ownership interest in GrameenPhone Ltd to 62%. In April 2004, Telenor increased its ownership interest to 56.5% in Kyivstar GSM JSC. At the end of December 2004, Telenor sold 20.0% of the shares in the subsidiary Telenor Venture IV AS.

SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
Telenor Group
General
      When Telenor AS was established as a public company on October 31, 1994, assets and liabilities were transferred at their carrying values as recorded in the final records of the Norwegian State Administration, except for required adjustments to comply with Norwegian generally accepted accounting principles (Norwegian GAAP).
      The Norwegian Government formed Telenor ASA in July 2000 to act as the holding company for the Telenor Group. In October 2000, the Norwegian Government contributed all of the shares of Telenor AS (subsequently renamed Telenor Communications AS), the former holding company for the Telenor Group, to Telenor ASA in exchange for all of the issued shares of Telenor ASA. Telenor ASA was formed with identical share capital as Telenor AS and, prior to its acquisition of Telenor AS, had no assets or liabilities and conducted no operations other than those incident to its formation.
      The consolidated financial statements for Telenor ASA and its subsidiaries (the Group) are prepared in accordance with Norwegian GAAP. The Group’s accounting principles differ, in certain respects, from United States generally accepted accounting principles (US GAAP). The differences and the related effects on the Group’s net income (loss), shareholder’s equity, revenues and total assets are set forth in note 32. From 2005 Telenor will prepare its financial statements in accordance with the “International Financial Reporting Standards” (IFRS).
Consolidation principles
      The Group’s consolidated accounts include Telenor ASA and subsidiaries in which Telenor ASA has effective control. Subsidiaries are consolidated from the date effective control is obtained. Effective control generally exists when Telenor has more than 50% ownership.
      Successive share purchases are treated separately when the successive purchases are small, fair value has increased significantly or a long time has passed since the previous share purchase. Increase in value of identifiable assets and liabilities between the time of consolidation and subsequent share purchase is recorded against the shareholders’ equity. Increase of goodwill for the majority interest is capitalized for every acquisition.
      All significant intercompany transactions and balances have been eliminated.
      Investments in joint ventures and entities in which Telenor has an equity ownership interest normally of 20% to 50% and exercises significant influence are accounted for using the equity method.
      Investments considered to be of a temporary nature are accounted for at cost.
      Increases in minority interests from a subsidiary’s equity transactions and sale of shares in a subsidiary are recorded at fair value as minority interests. The difference between the minority interests measured at fair value and the recorded equity in the subsidiary is amortized or written down through allocating results to the minority interests.
Goodwill
      Goodwill represents the excess of the purchase price over the fair value of net of tangible and intangible assets acquired and liabilities incurred in business combinations. Goodwill is amortized on a straight-line basis over the estimated useful economic life, based on an individual assessment.

Revenue recognition
      Revenues are primarily comprised of traffic fees, subscription and connection fees, interconnection fees, fees for leased lines and leased networks, fees for data network services, fees for TV distribution and satellite services, IT-operations, and sale of software and customer equipment.
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
      Revenues from connection fees that are received from the sale of new subscriptions are recognized at the time of sale to the extent of related costs incurred. Costs incurred related to mobile connection revenues consist primarily of the first payment of distributor commission, costs for credit check, cost of the SIM card and the cost of the printed new customer information package. For the fixed line connection revenues, the costs consist primarily of installation work and expenses for order handling. To date, costs associated with connection fees have exceeded such revenues.
      Revenues from sale of customer equipment are recognized when products are delivered to customers. Revenues from sale of equipment which are delivered together with services are recognized at the time of delivery of the equipment when the delivery of the equipment can be separated from the delivery of the services. If the delivery of equipment cannot be separated from the sale of services, revenue from equipment is recognized when revenue from services are recognized. Revenues from operating services are recognized on the basis of actual use for volume-based contracts, and on a linear basis over the contract period for term-based contracts. Revenues from software licenses are recognized when delivered. Revenues from software developed specifically for customers are recognized over the development period in line with the percentage of completion.
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
      For entities located in countries defined as highly inflationary and with financial reporting in local currency, fixed assets and related depreciation are remeasured to functional currency using the exchange rate at the date of acquisition. Other balance sheet items are remeasured at the year-end exchange rate. Other profit and loss items are translated using the average exchange rates for the reporting period. The gain or loss resulting from these remeasurements is charged to income for the period.
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
Taxes
      Deferred tax assets and liabilities are calculated with full allocation for all temporary differences between the carrying amount of assets and liabilities in the financial statements and for tax purposes, including tax losses carried forward. The enacted tax rates at the balance sheet date and undiscounted amounts are used. Deferred tax assets are recorded in the balance sheet to the extent it is more likely than not that the tax assets will be utilized. Deferred tax assets which will be realized upon sale or liquidation of subsidiaries or associated companies are not recorded until a sales agreement has been entered into or liquidation is decided. Deferred taxes are calculated on undistributed earnings in foreign subsidiaries and associated companies based on the estimated taxation on transfer of funds to the parent company, based on the enacted tax rates and regulation as of the date of the balance sheet.
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
Inventories
      Inventories are valued at the lower of cost or market price. Cost is determined using the FIFO or weighted average method.
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
Assets retirement obligations
      Asset retirement obligations are limited to known and planned removals within a reasonable timeframe.
Share options and employee stock ownership program
      For share options that have intrinsic values when they are granted compensation expense is recognized over the estimated option periods. Options with no intrinsic values as of grant date are not expensed. Social security tax on options is recorded over the estimated option period. Discounts in the employee stock ownership program have been recorded as salaries and personnel costs when the discount is given or when bonus shares are issued. Payments from employees for shares, which are issued by Telenor ASA under the option plan or the employee stock ownership program are recorded as an increase in shareholders equity. Payments from employees for shares, which are issued under the subsidiaries option plans are recorded as an increase in minority interests.
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
Changes in classification
      In 2004, interest-bearing liabilities with maturity within the next 12 months were reclassified from long-term interest-bearing liabilities to short-term interest-bearing liabilities. This reclassification increased short-term liabilities by NOK 2,673 million as of December 31, 2003. Comparable figures are restated.
      In 2004, Telenor changed the segment presentation by disclosing the significant mobile operations as separate reportable segments.
      In 2003, a reclassification of software in administrative support systems from tangible assets to intangible assets was made. NOK 648 million in amortization and NOK 101 million in write-downs for 2002 was reclassified. Comparable figures are restated. These changes affected mainly our Mobile Norway and Fixed business areas.
Implementation of International Financial Reporting Standards (IFRS)
      The European Union (EU) has decided that listed companies within the EU will have to use International Financial Reporting Standards (IFRS) in the consolidated financial statements as of January 1, 2005. Due to the EEA-agreement (European Economic Area), this also applies to Norwegian listed companies. Telenor will be reporting according to IFRS in the 2005 quarterly reports with comparable figures for 2004.

      Telenor has made an evaluation of the differences between the current accounting principles for Telenor and the accounting principles in accordance with IFRS. The final accounting principles according to IFRS may be changed during 2005, and consequently other material differences may occur beside those mentioned below.
      The implementation of IFRS will affect several items, including the accounting for:

•	Revenue and partially related costs.

•	Business Combinations.

•	Goodwill.

•	Tangible and intangible assets including depreciation, amortization and write-downs, and asset retirement obligations.

•	Financial investments, liabilities and derivatives including hedge accounting.

•	Pensions, including the discount rate used.

•	Share-based payments.

•	Dividends; not recorded as deduction to equity before it is declared.

•	Translation adjustments.

•	Deferred taxes and tax assets.

•	Minority interests.
      The most significant effects on Telenor’s net income according to IFRS compared to Norwegian GAAP for the year 2004 are that goodwill is not amortized but reviewed annually for impairment. The most significant effect on the shareholders’ equity as of January 1, 2004 is that net actuarial losses are charged against shareholders’ equity and that dividends are not recorded as deduction to equity before it is declared. In addition, presentation and note disclosures will be affected.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Telenor Group

1.	ACQUISITIONS AND DISPOSALS
      The following significant acquisitions and disposals have taken place over the past three years. Each acquisition is recorded using the purchase method of accounting. The summary does not include capital increases or other types of financing by Telenor.
Significant acquisitions in 2004

		Change in		Purchase	Net excess		Amortization
Company	Country	interest %	Business	price	value		period

				(in NOK millions)
Sonofon Holding A/S	Denmark	46.5	Mobile Communication	3,639	3,753		4-20 years
European Telecom Luxemburg SA. (ProMonte)	Montenegro	55.9	Mobile Communication	541	474		5-35 years
GrameenPhone Ltd.	Bangladesh	11.0	Mobile Communication	298	168	(1)	—
CBB A/S	Denmark	100.0	Mobile Communication	147	188		4-20 years
GMPCS Personal			Satellite Mobile
Communication Inc	USA	100.0	Communications	85	66		10 years
Utfors AB	Sweden	8.3	Telecommunication	70	25	(4)	15 years
IT -operation	Norway/ Sweden	100.0	Operation and application services	738	379	(2)(3)	10 years

(1)	Net excess values is not allocated to goodwill and are recorded against shareholders’ equity.

(2)	Asset purchases by EDB Business Partner ASA.

(3)	Preliminary evaluations and allocations.

(4)	Telenor owns 100% of the shares in the company as of December 31, 2004.
Acquisition of Sonofon Holding A/S in 2004
      On February 12, 2004, Telenor acquired the remaining 46.5% of the outstanding common shares in Sonofon Holding A/S that we did not already own. After completion of the acquisition, Telenor owns 100% of the outstanding common shares and the result of operations has been included in the consolidated financial statements from that date. Sonofon Holding A/S is one of the leading mobile operators in Denmark and offers high quality GSM voice and data communication services on 900 and 1800 MHz frequency in addition to fixed line telephony and Internet access primarily to the business market based on “Fixed Wireless Access (FWA) Technology”. This acquisition was part of Telenor’s strategy to gain control of operations to take advantage of synergies stemming from coordinated activities in a number of markets. The aggregate purchase price was approximately NOK 3.6 billion and was paid in cash. The value was set based on a fair value after negotiations between the parties. The allocation of the purchase price has been based on independent financial experts’ estimates of the fair values of assets and liabilities acquired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
      The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of consolidation(1):

Sonofon
February 12, 2004

(in NOK millions)
Goodwill	6,480
Other intangible assets	2,558
Tangible assets and financial fixed assets	2,988
Current assets	1,187

Total assets	13,213

Deferred taxes	737
Long-term liabilities	3,040
Short-term liabilities	1,825

Total liabilities	5,602

Minority interest	—

Net assets at the date of consolidation	7,611
Book value as an associated company at the date of consolidation	3,972

Purchase price last acquisition	3,639

(1)	These figures include consideration for the last acquisitions and the carrying value for the prior investment, when the company was accounted for as an associated company. They reflect the final allocation of net excess values that deviates somewhat from the preliminary allocation.
      Total other intangible assets of Sonofon Holding A/S were NOK 2,558 million at the date of consolidation, of which NOK 1,541 million relates to identified intangible assets in Telenor’s latest acquisition. Of this amount, NOK 539 million was assigned to customer relationships (4 years average useful life), NOK 248 million to roaming-agreements (12 years average useful life), NOK 373 million to trademarks (15 years average useful life), NOK 22 million to licenses (8 years average useful life) and NOK 359 million in administrative software systems (5 years average useful life).
      Goodwill of NOK 6,480 million relates to the segment Sonofon. Of this, NOK 2,837 million relates to Telenor’s latest acquisition and is estimated to have a useful life of 20 years. Goodwill on prior acquisitions is amortized according to original plan. See note 14 for information regarding the write-down of goodwill in Sonofon in 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
Pro forma information (unaudited)
      The following unaudited pro forma financial information presents results as if the acquisition of Sonofon Holding A/S, European Telecom Luxemburg SA (ProMonte GSM D.O.O.), CBB A/S, GMPCS Communication Inc and IT operations had occurred at the beginning of the respective periods:

	2003	2004

	(in NOK millions,
	except per share
	data)
Pro forma revenues	59,233	63,119
Pro forma profit before taxes and minority interests	6,732	8,609
Pro forma net income	4,057	5,163
Pro forma net income per share in NOK	2.28	2.95
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
Significant disposals 2004
      Telenor sold 100% of its shares in Securinet AS, which was owned by Telenor Venture III AS, and at the end of 2004, Telenor sold 100% of its shares in Telenor Venture III AS. Total consideration was NOK 394 million. A gain of NOK 135 million before taxes was recorded. Telenor sold 100% of its shares in Transacty Slovakia j.s.c for a consideration of NOK 133 million and recorded a gain before taxes of NOK 71 million. Telenor’s subsidiary EDB Business Partner ASA sold part of its telecom business during 2004 for NOK 400 million and recorded a gain of NOK 295 million.
Significant Acquisitions in 2003

		Change in		Purchase	Net excess		Amortization
Company	Country	interest %	Business	price	value		period

				(in NOK millions)
Golden Telecom Inc.(3)	Russia	20.4	Telecommunication	1,378	850	(1)	5-20 years
APR Media Holding AS(4)	Norway	44.8	TV-distribution	402	74	(1)	5-15 years
GrameenPhone Ltd.	Bangladesh	4.6	Mobile communication	84	39	(2)	10 years
OJSC Comincom/ Combellga(3)	Russia	25.0	Telecommunication	217	30	(2)	18 years

(1)	Net excess value is included in the book value of associated companies and joint ventures.

(2)	Partially recorded directly to equity.

(3)	In 2003 OJSC Comincom/ Combellga became a wholly owned subsidiary and later in 2003 Telenor sold its ownership interest in exchange for share in Golden Telecom Inc.

(4)	The ownership interest in APR Media Holding AS was acquired by exchange of Telenor’s shareholding in A-Pressen ASA.
Significant disposals 2003
      Telenor sold the shares in OJSC Comincom/ Combellga in exchange for shares in the listed Russian fixed-line operator Golden Telecom Inc. A loss of NOK 26 million before taxes was recorded. Telenor sold 9% of its shares in Cosmote SA and recorded a gain before taxes of NOK 1,515 million. The cash consideration was NOK 2.1 billion.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
Significant Acquisitions in 2002:

		Change in		Purchase	Net excess		Amortization
Company	Country	interest %	Business	price	value		period

				(in NOK millions)
Pannon GSM Rt.	Hungary	74.2	Mobile Communication	7,906	7,741		5-20 years
Canal Digital AS	Norway(4)	50.0	TV-distribution	2,166	2,244		5-15 years
Kyivstar GSM JSC(5)	Ukraine	8.8	Mobile Communication	294	1,005	(6)	5-20 years
COMSAT Mobile Communications Inc.(2)	USA	100.0	Satellite Mobile Communications	743	22		10 years
Utfors AB(1)	Sweden	90.0	Telecommunication	153	(424)		18 years
Glocalnet AB	Sweden	37.2	Telecommunication	102	50	(3)	10 years
VimpelCom-Region	Russia	17.5	Mobile Communication	432	—		—

(1)	Telenor holds convertible loans, which may increase the ownership share up to 96%. Net excess value is recorded as negative goodwill.

(2)	Asset purchase agreement.

(3)	Net excess value is included in the book value of associated companies and joint ventures.

(4)	The parent company is Norwegian. Canal Digital Group conducts business in the Nordic region via subsidiaries.

(5)	Telenor has an option to acquire a further 2.3% of the share capital.

(6)	Includes minority share of NOK 533 million.
Acquisition of Pannon GSM Rt, Canal Digital AS and Kyivstar GSM JSC in 2002
      On February 4, 2002, Telenor acquired an additional 74.2% of the outstanding common shares in Pannon GSM Rt. After completion of the acquisition, Telenor owns 100% of the outstanding common shares and the result of Pannon GSM Rt operations have been included in the consolidated financial statements from that date. Pannon GSM Rt is one of the leading mobile operators in Hungary and offers high quality GSM voice and data communication services on 900 and 1800 MHz frequency. This acquisition was part of Telenor’s strategy to gain control of operations to take advantage of synergies stemming from coordinated activities in a number of markets. The aggregate purchase price was approximately NOK 8 billion and was paid in cash. The value was set based on a fair value after negotiations between the parties. The allocation of the purchase price has been based on independent financial experts estimates of the fair values of assets and liabilities acquired.
      On June 30, 2002, Telenor acquired an additional 50% of the outstanding common shares in Canal Digital AS. After completion of the acquisition, Telenor owns 100% of the outstanding common shares and the result of Canal Digital operations have been included in the consolidated financial statements from that date. As a result of the transfer of risk for the company’s operating results at the time of entering into the agreement in June 2001, 50% of the Canal Digital’s loss, amortization of net excess values and calculated financing expenses in the period between agreement and consolidation has been recorded directly against the shareholders’ equity in 2002. Canal Digital distributes subscription based satellite broadcasting to households based on smart cards and to cable-TV operators. Furthermore, the company delivers solutions for distribution and management. The aggregate purchase price was approximately NOK 2.2 billion and was paid in cash. This acquisition is part of Telenor’s strategy to gain control of operations to take advantage of synergies stemming from coordinated activities in a number of markets. The value was set based on a fair value after negotiations between the parties. The allocation of the purchase price has been based on independent financial experts’ estimates of the fair values of assets and liabilities acquired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
      In 2002, Telenor acquired an additional 8.8% of the outstanding common shares in Kyivstar GSM JSC. After completion of the acquisition, Telenor owned 54.2% of the outstanding common shares and the result of Kyivstar GSM JSC’s operations has been included in the consolidated financial statements from September 1, 2002. Telenor has an option to acquire a further 2.3% of the share capital of which 1.6% was exercised in 2004. Telenor’s owner share is 56.5% as of December 2004. Kyivstar GSM JSC is a leading mobile operator in the Ukraine and offers high quality GSM voice and data communication services on 900 and 1800 MHz frequency. This acquisition is part of Telenor’s strategy to gain control of operations to take advantage of synergies stemming from coordinated activities in a number of markets. The aggregate purchase price was approximately NOK 0.3 billion and was paid in cash. The value was set based on a fair value after negotiations between the parties. The allocation of the purchase price has been based on independent financial experts’ estimates of the fair values of assets and liabilities acquired.
      The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the dates of consolidation(1):

	Pannon GSM Rt	Canal Digital AS	Kyivstar GSM JSC
	February 4, 2002	June 30, 2002	September 1, 2002

	(in NOK millions)
Deferred tax assets	—	128	31
Goodwill	5,613	1,988	371
Other intangible assets	2,626	298	956
Tangible assets and financial fixed assets	2,517	636	1,644
Current assets	1,102	520	271

Total assets	11,858	3,570	3,273

Deferred taxes	308	63	153
Long-term liabilities	1,793	653	740
Short-term liabilities	1,121	981	840

Total liabilities	3,222	1,697	1,733

Minority interests	—	—	671

Net assets at the date of consolidation	8,636	1,873	869
Book value as an associated company at the date of consolidation	(730)	(365)	(575)
Recorded directly against equity		658

Purchase price last acquisition	7,906	2,166	294

(1)	These figures include consideration for the last acquisitions and the carrying values for the prior investments, when the companies were accounted for as associated companies.
      Total other intangible assets of Pannon GSM Rt. were NOK 2,626 million at the date of consolidation, of which NOK 2,128 million relates to identified intangible assets in Telenor’s latest acquisition. Of this amount NOK 1,727 million was assigned to customer relationship (5 years average useful life) and NOK 275 million was assigned to trademarks (10 years average useful life) and NOK 126 million to licenses (6-12 years average useful life).
      Goodwill of NOK 5,613 million relates to the segment Pannon GSM Rt. with a useful life of 20 years. Goodwill on prior acquisitions is amortized according to original plan.
      Total other intangible assets of Canal Digital AS were NOK 298 million at the date of consolidation, of which NOK 227 million relates to identified intangible assets in Telenor’s latest acquisition. Of this amount

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
NOK 111 million was assigned to customer relationship (5 years average useful life) and NOK 116 million was assigned to trademarks (15 years average useful life).
      Goodwill of NOK 1,988 million relates to the segment Broadcast with a useful life of 15 years. Goodwill on prior acquisitions is amortized according to original plan.
      Total other intangible assets of Kyivstar GSM JSC were NOK 956 million at the date of consolidation, of which NOK 635 million relates to identified intangible assets in Telenor’s latest acquisition. Of this amount, NOK 522 million was assigned to customer relationship (5 years average useful life), NOK 48 million was assigned to licenses (9 years average useful life) and NOK 65 million was assigned to trademarks (10 years average useful life).
      Goodwill of NOK 371 million relates to the segment Kyivstar GSM JSC with a useful life of 20 years. Goodwill on prior acquisitions is amortized according to original plan.
Pro forma information (unaudited)
      The following unaudited pro forma financial information presents results as if the acquisition of Pannon GSM Rt., Kyivstar GSM JSC, Canal Digital AS, COMSAT Inc. and Utfors AB had occurred at the beginning of 2002:

2002

(in NOK millions,
except per share)
Pro forma revenues	52,023
Pro forma profit before taxes and minority interests	(5,693)
Pro forma net income (loss)	(4,854)
Pro forma net income per share in NOK	(2.74)
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
2.   REVENUES

	2002	2003	2004

	(in NOK millions)
Analog (PSTN)/digital (ISDN and ADSL)	14,480	15,464	14,263
Mobile telephony	17,199	20,823	28,691
Leased lines	1,008	994	991
Satellite and TV-distribution	5,903	6,758	7,585
Other network based activities	2,493	2,164	2,271
Customer equipment	1,528	1,146	1,607
IT operations and sale of software	4,626	4,254	3,994
Other	1,431	1,286	1,350

Revenues	48,668	52,889	60,752
Gain on disposal of fixed assets and operations	158	232	550

Total revenues	48,826	53,121	61,302

      Analog (PSTN)/digital (ISDN and ADSL) includes revenues from traffic, subscription and connection for analog (PSTN), digital (ISDN and ADSL) and Internet subscriptions. Further, it includes revenues from incoming traffic from other telephone operators.
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
      Other network-based activities include revenues from leased networks, data network services, etc.
      Customer equipment includes sale of customer equipment (telephone sets, mobile phones, computers, PABXs, etc.).
      IT operations and sale of software includes revenues from sales and operation of IT-systems, together with consultancy services and sale of software.
      Other includes revenues from contracting, rent etc.
3.   KEY FIGURES SEGMENTS
      In 2004, Telenor changed its reportable segments to show the major consolidated mobile operations as separate segments. As a result of the growth in individual mobile operations the previous Telenor Mobile segment can no longer be presented as one segment. In 2003, Telenor also made changes in the reporting structure. The comparable figures for previous years are restated to reflect the new segment structure.
      Total mobile operations comprises the Group’s mobile communication business, including voice, data, Internet, content services and electronic commerce. Fixed comprises the Group’s fixed network in Norway and delivers services including analog PSTN, digital ISDN, ADSL, Internet and leased lines, as well as communication solutions, and has activity in selected countries outside of Norway. Broadcast comprises the Group’s TV-based activities within the Nordic region EDB Business Partner ASA is an Oslo Stock Exchange

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
listed IT group, which delivers solutions and operating services. Other Business units comprises business units as Satellite Services including Satellite Networks, Venture including Teleservice, Software services and Nextra International whose activities were phased out during 2003 and 2004. Corporate functions and Group activities comprise activities such as real estate, research and development, strategic Group projects, Group treasury, international services, the internal insurance company and central staff and support functions.
      The segment information reported below for 2004, 2003 and 2002 was consistent with the reporting to the chief operating decision-makers in these periods, considered changes in the segment structure in 2003 and 2004, and was used by the chief operating decision-makers for assessing performance and allocating resources.
      Deliveries of network-based regulated services within the Group are based on cost oriented prices based on negotiations between the units. For contract-based services, product development etc., prices are negotiated between the parties based on market prices. All other deliveries between the business areas are to be based on market prices.
      Gains and losses from Internal transfer of businesses, group contribution and dividends are not included in the profit and loss statements for the segments. Eliminations of profit and loss items are primarily sales and purchases between the segments. The large amounts for assets and liabilities in “Other mobile units/ eliminations”, and Corporate functions and Group activities were due to internal receivables and payables. Balance sheet eliminations are primarily Group internal receivables and payables. Investments in the tables include capital expenditure and investments in businesses.
Profit and loss 2004

								Profit (loss)
						Associated		before
				Depreciation,		companies	Net	taxes and
		External		amortization and	Operating	and joint	financial	minority
	Revenues(1)	revenues(1)	EBITDA(2)	write-downs	profit (loss)	ventures	items	interests

	(in NOK millions)
Telenor Mobil — Norway	11,734	10,508	4,283	1,070	3,213	10	69	3,292
Sonofon — Denmark	4,393	4,346	680	3,928	(3,248)	—	(159)	(3,407)
Pannon GSM — Hungary	5,869	5,863	2,092	1,639	453	—	54	507
DiGi.Com — Malaysia	3,953	3,950	1,732	947	785	—	(109)	676
Kyivstar — Ukraine	4,346	4,344	2,581	592	1,989	—	(158)	1,831
GrameenPhone — Bangladesh	2,202	2,202	1,313	218	1,095	—	2	1,097
Other mobile operations/ eliminations	455	357	(1,063)	197	(1,260)	684	1,174	598
Total mobile operations	32,952	31,570	11,618	8,591	3,027	694	873	4,594
Fixed	19,266	17,440	6,277	3,483	2,794	50	(438)	2,406
Broadcast	5,347	5,212	1,495	906	589	1	(471)	119
EDB Business Partner	4,530	3,606	924	400	524	—	(44)	480
Other business units	3,595	3,114	524	411	113	(32)	(27)	54
Corporate functions and Group activities	2,193	360	(81)	387	(468)	3	1,646	1,184
Eliminations	(6,581)	—	64	41	23	2	(13)	12

Total	61,302	61,302	20,821	14,219	6,602	718	1,526	8,846

(1)	Revenues include gains on disposal of fixed assets and operations.

(2)	See table below for definition and reconciliation of EBITDA.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
Definition and reconciliation of EBITDA

	2002	2003	2004

	(in NOK millions)
Net income (loss)	(4,298)	4,560	5,358

Minority interests	(358)	490	1,244
Taxes	(480)	2,376	2,244

Profit (loss) before taxes and minority interests	(5,136)	7,426	8,846

Net financial items	2,366	1,365	(1,526)
Associated companies	2,450	(1,231)	(718)

Operating profit (loss)	(320)	7,560	6,602

Depreciation and amortization	10,236	10,597	11,623
Write-downs	3,553	145	2,596

EBITDA	13,469	18,302	20,821

Balance sheet items and investments at December 31, 2004

					Long-
					term
	Other				liabilities	Short-
	fixed	Associated	Current	Total	incl.	term
	assets	companies	assets	assets	provisions	liabilities	Investments

	(in NOK millions)
Telenor Mobil — Norway	3,682	6	3,944	7,632	229	6,112	1,025
Sonofon — Denmark	3,077	1	1,097	4,175	3,869	780	535
Pannon GSM — Hungary	3,678	—	1,997	5,675	154	1,320	1,166
DiGi.Com — Malaysia	4,329	—	1,311	5,640	1,030	1,784	920
Kyivstar — Ukraine	4,454	—	852	5,306	1,510	1,208	2,608
GrameenPhone — Bangladesh	2,072	1	606	2,679	450	905	1,318
Other mobile operations/ eliminations	26,293	4,392	8,487	39,172	40,459	2,256	6,566
Total mobile operations	47,585	4,400	18,294	70,279	47,701	14,365	14,138
Fixed	11,896	1,352	8,504	21,752	9,592	7,550	1,896
Broadcast	6,048	506	4,386	10,940	8,283	2,895	880
EDB Business Partner	2,783	—	1,085	3,868	1,038	1,232	1,309
Other business units	1,580	58	1,794	3,374	1,761	926	415
Corporate functions and Group activities	68,079	—	7,364	75,501	15,706	32,821	288
Eliminations	(73,040)	112	(24,692)	(97,620)	(59,787)	(37,657)	(372)

Total	64,931	6,428	16,735	88,094	24,294	22,132	18,554

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
Profit and loss 2003

								Profit (loss)
						Associated		before
				Depreciation,		companies	Net	taxes and
		External		amortization and	Operating	and joint	financial	minority
	Revenues(1)	revenues(1)	EBITDA(2)	write-downs	profit (loss)	ventures	items	interests

	(in NOK millions)
Telenor Mobil — Norway	10,909	9,639	4,262	1,147	3,115	(22)	67	3,160
Pannon GSM — Hungary	5,370	5,368	1,924	1,545	379	—	(77)	302
DiGi.Com — Malaysia	3,176	3,170	1,295	921	374	—	(124)	250
Kyivstar — Ukraine	2,634	2,634	1,573	480	1,093	—	(149)	944
GrameenPhone — Bangladesh	1,536	1,535	1,001	158	843	—	(11)	832
Other mobile operations/ eliminations	185	137	(488)	92	(580)	1,661	(1,888)	(807)
Total mobile operations	23,810	22,483	9,567	4,343	5,224	1,639	(2,182)	4,681
Fixed	20,509	18,796	6,665	4,134	2,531	8	(736)	1,803
Broadcast	4,820	4,661	1,229	1,048	181	(84)	(909)	(812)
EDB Business Partner	4,289	3,229	399	403	(4)	(13)	(71)	(88)
Other business units	4,205	3,590	408	528	(120)	(318)	(314)	(752)
Corporate functions and Group activities	2,317	362	23	387	(364)	(2)	2,846	2,480
Eliminations	(6,829)	—	11	(101)	112	1	1	114

Total	53,121	53,121	18,302	10,742	7,560	1,231	(1,365)	7,426

(1)	Revenues include gains on disposal of fixed assets and operations.

(2)	See table above for definition and reconciliation of EBITDA.
Balance sheet items and investments at December 31, 2003

					Long-
					term
	Other				liabilities	Short-
	fixed	Associated	Current	Total	incl.	term
	assets	companies	assets	assets	provisions	liabilities	Investments

	(in NOK millions)
Telenor Mobil — Norway	5,227	(10)	2,377	7,594	203	6,218	505
Pannon GSM — Hungary	3,347	—	1,975	5,322	—	2,200	1,166
DiGi Com	4,696	—	947	5,643	1,277	1,802	920
Kyivstar	2,824	—	541	3,365	1,105	487	2,608
GrameenPhone	1,232	1	696	1,929	376	633	1,318
Other mobile operations/ eliminations	20,557	8,073	5,615	34,245	34,441	2,628	(2,755)
Total mobile operations	37,883	8,064	12,151	58,098	37,402	13,968	3,762
Fixed	13,761	1,451	8,595	23,807	10,521	8,606	2,161
Broadcast	6,268	514	3,278	10,060	8,165	2,868	266
EDB Business Partner	2,326	—	995	3,321	763	953	305
Other business units	2,644	18	2,528	5,190	2,846	1,524	263
Corporate functions and Group activities	64,081	—	12,170	76,251	18,709	29,017	346
Eliminations	(68,783)	119	(21,953)	(90,617)	(53,304)	(36,811)	(86)

Total	58,180	10,166	17,764	86,110	25,102	20,125	7,017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
Profit and loss 2002

								Profit (loss)
						Associated		before
				Depreciation,		Companies	Net	taxes and
		External		amortization and	Operating	and joint	financial	minority
	Revenues(1)	revenues(1)	EBITDA(2)	write-downs	profit (loss)	ventures	items	interests

	(in NOK millions)
Telenor Mobil — Norway	10,695	9,441	4,330	1,322	3,008	—	64	3,072
Pannon GSM — Hungary	4,505	4,502	1,586	1,289	297	—	(99)	198
DiGi.Com — Malaysia	2,715	2,702	1,022	3,025	(2,003)	—	(124)	(2,127)
Kyivstar — Ukraine	708	708	403	152	251	—	(50)	201
GrameenPhone — Bangladesh	1,589	1,589	757	126	631	—	(29)	602
Other mobile operations/ eliminations	134	137	(616)	154	(770)	(2,030)	(1,812)	(4,612)
Total mobile operations	20,346	19,079	7,482	6,068	1,414	(2,030)	(2,050)	(2,666)
Fixed	20,022	18,352	5,597	4,866	731	(5)	(297)	429
Broadcast	3,605	3,364	499	974	(475)	(264)	(812)	(1,551)
EDB Business Partner	4,341	3,386	348	757	(409)	(5)	(86)	(500)
Other business units	5,040	4,255	178	914	(736)	(132)	(943)	(1,811)
Corporate functions and Group activities	2,259	390	(569)	362	(931)	(1)	1,929	997
Eliminations	(6,787)	—	(66)	(152)	86	(13)	(107)	34

Total	48,826	48,826	13,469	13,789	(320)	(2,450)	(2,366)	(5,136)

(1)	Revenues include gains on disposal of fixed assets and operations.

(2)	See table above for definition and reconciliation of EBITDA.
Geographic distribution of revenues based on customer location(1)

	2002	2003	2004

	(in NOK millions)
Norway	31,044	31,206	31,753
Other Nordic	3,298	4,699	9,474
Western Europe	1,588	1,343	1,194
Central Europe	5,348	5,998	6,676
Eastern Europe	1,619	3,551	4,551
Asia	4,409	4,906	6,365
Other countries	1,520	1,418	1,289

Total revenues	48,826	53,121	61,302

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
Geographic distribution of revenues based on company location(1)

	2002	2003	2004

	(in NOK millions)
Norway	33,224	33,589	33,993
Other Nordic	2,492	4,032	8,959
Western Europe	1,580	923	638
Central Europe	4,966	5,720	6,359
Eastern Europe	1,427	3,378	4,344
Asia	4,295	4,706	6,153
Other countries	842	773	856

Total revenues	48,826	53,121	61,302

(1)	Revenues include gains on disposal of fixed assets and operations. Gain on disposal of foreign subsidiaries is recorded as relating to the country in which the subsidiary was located.
Assets by geographical location of the company

	Tangible assets		Total assets

	2003	2004	2003	2004

	(in NOK millions)
Norway	23,167	21,132	31,849	21,026
Other Nordic	1,361	3,508	8,524	13,346
Western Europe	67	45	13,190	13,934
Central Europe	2,817	2,891	12,635	13,326
Eastern Europe	2,137	3,597	7,668	9,983
Asia	5,828	6,232	11,342	15,619
Other countries	345	271	902	860

Total assets	35,722	37,676	86,110	88,094

4.   COSTS OF MATERIALS AND TRAFFIC CHARGES

	2002	2003	2004

	(in NOK millions)
Traffic charges — network capacity	6,463	7,183	9,001
Traffic charges — satellite capacity	1,527	1,343	1,191
Costs of materials etc.	4,495	4,568	5,878

Total costs of materials and traffic charges	12,485	13,094	16,070

5.   OWN WORK CAPITALIZED

	2002	2003	2004

	(in NOK millions)
Costs of materials etc.	29	25	161
Salaries and personnel costs	303	301	311
Other operating expenses	235	245	85

Total own work capitalized	567	571	557

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
6.   SALARIES AND PERSONNEL COSTS

	2002	2003	2004

	(in NOK millions)
Salaries and holiday pay	7,659	7,248	7,530
Social security tax	1,168	1,151	1,142
Pension costs including social security tax	789	760	932
Other personnel costs	488	402	417

Total salaries and personnel costs	10,104	9,561	10,021

      The average number of employees was 21,300 in 2004, 21,750 in 2003, and 23,000 in 2002.
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
      12,149 of the Group’s employees were covered through Telenor Pension Fund as of December 31, 2004. The Group has a few group pension schemes with independent insurance companies and a separate pension plan for executive employees. Plan assets consisting primarily of bonds and shares fund these pension plans. For employees outside of Norway, contribution plans are dominant.
      As of December 31, 2004, Telenor had an agreement-based early retirement plan (AFP) that was established in 1997. Under this scheme employees may retire upon reaching the age of 62 years or later. In previous years Telenor also had an early retirement plan that was offered to the employees within established criteria until the end of 1996.
      In 2004, Telenor ASA and most Norwegian subsidiaries changed their employers’ organization membership from NAVO to NHO. Consequently, the agreement-based early retirement plan (AFP) was transferred to NHO. The pension scheme through NHO is in line with the previous scheme through NAVO. The employees’ rights are unchanged.
      AFP through NHO is a defined benefit multi-employer plan. However, until the administrator of the plan is able to calculate Telenor’s share of assets and liabilities in this plan, Telenor have to account for this plan as a defined contribution plan. This means that in 2004, the pension premiums of NOK 18 million were expensed, while previously capitalized pension obligations for future retirements now covered by the membership in NHO of NOK 111 million were taken to income as a part of amortization of actuarial gains and losses. The remaining NOK 127 million of previously unrecognized prior service costs relating to the introduction of the AFP-plan was also expensed in 2004.
      Contribution plan costs increased in 2004 compared to 2003, primarily due to new companies, pension premiums in the AFP-plan as discussed above and repayments from the Norwegian Public Service Pension Fund taken to income in 2003.
      Actuarial gains and losses are mainly due to changes in assumptions in 2004, 2003 and in 1999, primarily reduction in the discount rate. The effect in 2004 was offset by the change of accounting for AFP as discussed above. In 2004, the long-term interest rates in Norway were reduced, which led to a reduction in the discount rate to 5.0% as of December 31, 2004 compared to 5.7% as of December 31, 2003.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
      The plan assets were measured at December 31, 2003 and 2004. The benefit obligations were measured at September 30, 2003 and 2004 and adjusted for the best estimate of the financial assumptions at December 31, 2003 and 2004, respectively.

	2003	2004

	(in NOK millions)
Change in benefit obligation
Benefit obligation at the beginning of the year	3,929	4,735
Service cost	455	482
Interest cost	252	263
Actuarial gains and losses	463	56
Acquisitions and sale	(21)	(37)
Benefits paid	(343)	(166)

Benefit obligations at the end of the year	4,735	5,333

Change in plan assets
Fair value of plan assets at the beginning of the year	2,759	3,288
Actual return on plan assets	409	239
Acquisitions and sale	(17)	20
Pension contribution	454	426
Benefits paid	(317)	(162)

Fair value of plan assets at the end of the year	3,288	3,811

Funded status	1,447	1,522
Unrecognized prior service costs	(137)	(10)
Unrecognized net actuarial losses	(1,016)	(983)
Prepaid social security tax	44	74

Total provision for pensions	338	603

Total provision for pensions at the beginning of the year	191	338

Acquisitions and sale	(2)	(39)
Net periodic benefit costs	698	791
Pension contribution	(454)	(426)
Benefits paid	(26)	(4)
Social security tax on pension contribution and benefits paid	(69)	(57)

Total provision for pensions at the end of the year (Note 19)	338	603

      The accumulated benefit obligation for all defined benefit pension plans was NOK 4,250 million and NOK 3,731 million at December 31, 2004 and 2003, respectively.

	2003	2004

Information for pension plans with an accumulated benefit obligation in excess of plan assets
Projected benefit obligation	4,281	5,224
Accumulated benefit obligation	3,367	4,187
Fair value of plan assets	2,872	3,714

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group

	2003	2004

Assumptions used to determine benefit obligations at December 31,
Discount rate in %	5.7	5.0
Rate of compensation increase in %	3.4	3.0
Expected increase in the social security base amount in %	3.4	3.0
Annual adjustments to pensions in %	3.4	3.0

	2002	2003	2004

Assumptions used to determine net periodic benefit costs for years ended December 31,
Discount rate in %	6.5	6.5	5.7
Expected return on plan assets in %	7.5	7.5	6.1
Rate of compensation increase in %	3.5	3.5	3.4
Expected increase in the social security base amount in %	3.0	3.0	3.4
Annual adjustments in pensions in %	3.0	3.0	3.4

	2002	2003	2004

Components of net periodic benefit cost
Service cost	543	455	482
Interest cost	218	252	263
Expected return on plan assets	(185)	(204)	(189)
Amortization of prior service costs	14	(3)	127
Amortization of actuarial gains and losses	57	114	13
Social security tax	90	84	95

Net periodic benefit costs	737	698	791

Contribution plan costs	52	62	141

Total pension costs charged to profit (loss) for the year	789	760	932

      Telenor’s pension plan weighted average asset allocations at December 31, 2004 and 2003, by asset category were as follows:

Asset category	2003	2004

Bonds	72%	70%
Equity securities	25%	26%
Other	3%	4%

Total	100%	100%

      The plan assets are invested in bonds issued by the Norwegian government, Norwegian municipals, financial institutions and corporations. Bonds held in foreign currencies are mainly currency hedged. Investments in equity securities are restricted to a maximum of 35% of the plan assets. The plan assets are invested both in Norwegian and foreign equity securities. The currency hedging policy for foreign equity securities is evaluated per investment.
      The expected long-term return on plan assets as of December 31, 2004 was 5.4%. Expected return on plan assets are calculated based on the estimated 20-year Norwegian government bond yield at December 31, 2004, adjusted for a credit spread to high quality corporate bonds and an expected long–term yield on equity securities above government bonds, weighted by the expected long-term allocations between government

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
bonds, corporate bonds and equity securities. The calculations of the expected long–term yield on equity securities above government bonds are based on historical long-term yield.
      Telenor expects to contribute approximately NOK 415 million to the pension funds in 2005.

						2010 to
	2005	2006	2007	2008	2009	2014

	(in NOK millions)
Expected pension benefit payments	129	135	116	116	135	1,026
      In 2003, some of Telenor’s Swedish subsidiaries, primarily Telenor AB (including Utfors AB), changed their pension plan to a multi-employer plan. The plan is currently accounted for as a defined contribution plan and the cost was NOK 58 million in 2004.
8.   OTHER OPERATING EXPENSES

	2002	2003	2004

	(in NOK millions)
Cost of premises, vehicles, office equipment etc.	2,196	1,876	1,863
Operation and maintenance	3,418	3,448	3,632
Travel and travel allowances	560	474	482
Postage freight, distribution and telecommunication	327	281	296
Concession fees	425	505	582
Marketing and sales commission	2,069	2,583	3,838
Advertising	916	1,187	1,416
Bad debt(1)	337	209	248
Consultancy fees and external personnel(2)	1,394	1,327	1,350
Workforce reductions and loss contracts(3)	982	287	898
Other	564	329	268

Total other operating expenses	13,188	12,506	14,873

(1)  See note 9.

(2)	Includes fees for consultants and external personnel, which perform services that are sold to external customers or capitalized on fixed assets.
(3)  See note 11.
9.   BAD DEBT

	2002	2003	2004

	(in NOK millions)
Provisions as of January 1	543	643	592
Provisions as of December 31,	643	592	720

Change in provisions for bad debt	100	(51)	129
Other changes in provisions for bad debt(1)	(119)	36	(111)
Realized losses for the year	418	309	297
Recovered amounts previously written off	(62)	(85)	(67)

Total bad debt	337	209	248

(1)	Includes effects of disposal and acquisition of businesses and translation adjustments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
10. RESEARCH AND DEVELOPMENT COSTS
      Research and development costs amounted to NOK 423 million in 2004, NOK 461 million in 2003 and NOK 531 million in 2002. Research and development activities relate to new technologies, new products, security in the network and new usages of the existing network. It is expected that research and development costs will create future profitability.
11. WORKFORCE REDUCTIONS, LOSS CONTRACTS AND LEGAL DISPUTES
      In 2004, 2003 and 2002, provisions were made for workforce reduction, loss contracts and legal disputes.
      Loss contracts relate mainly to contractual obligations related to activities that are no longer of use in the ongoing business, loss on delivery contracts and loss on property leases.
      The following tables displays roll forward of the accruals from December 31, 2001:

	Provisions in		2002			Provisions in
	the balance		additions		2002	the balance
	sheet	2002	recorded	2002	amounts	sheet
	December 31,	additions in	directly in	amounts	taken to	December 31,
	2001	profit and loss	balance	utilized	income	2002

	(in NOK millions)
Workforce reductions
Mobile operations	12	120	—	(21)	—	111
Fixed	35	275	22	(56)	(1)	275
Broadcast	—	46	—	(2)	—	44
EDB Business Partner	38	105	—	(80)	—	63
Other business units	27	88	—	(27)	—	88
Corporate functions and group activities	—	82	—	—	—	82

Total workforce reductions	112	716	22	(186)	(1)	663

Loss contracts
Mobile operations	8	—	—	(8)	—	—
Fixed	22	37	39	(36)	—	62
Broadcast	27	19	—	(12)	—	34
EDB Business Partner	125	6	—	(94)	—	37
Other business units	125	7	—	(40)	(39)	53
Corporate functions and group activities	70	237	—	(57)	—	250

Total loss contracts	377	306	39	(247)	(39)	436

Total workforce reductions and loss contracts	489	1,022	61	(433)	(40)	1,099

Legal disputes(1)	212	8	(1)	(19)	(59)	141

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group

	Provisions in		2003			Provisions in
	the balance		additions		2003	the balance
	sheet	2003	recorded	2003	amounts	sheet
	December 31,	additions in	directly in	amounts	taken to	December 31,
	2002	profit and loss	balance	utilized	income	2003

	(in NOK millions)
Workforce reductions
Mobile operations	111	—	—	(80)	(21)	10
Fixed	275	56	6	(175)	(52)	110
Broadcast	44	18	3	(43)	(3)	19
EDB Business Partner	63	91	4	(92)	(4)	62
Other business units	88	64	1	(105)	(2)	46
Corporate functions and group activities	82	8	—	(40)	(13)	37

Total workforce reductions	663	237	14	(535)	(95)	284

Loss contracts
Fixed	62	16	3	(48)	(14)	19
Broadcast	34	—	—	(13)	(8)	13
EDB Business Partner	37	138	—	(32)	(2)	141
Other business units	53	9	6	(35)	(33)	—
Corporate functions and group activities	250	39	7	(115)	—	181

Total loss contracts	436	202	16	(243)	(57)	354

Total workforce reductions and loss contracts	1,099	439	30	(778)	(152)	638

Legal disputes(1)	141	35	—	(69)	(77)	30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group

	Provisions in		2004			Provisions in
	the balance		additions		2004	the balance
	sheet	2004	recorded	2004	amounts	sheet
	December 31,	additions in	directly in	amounts	taken to	December 31,
	2003	profit and loss	balance	utilized	income	2004

	(in NOK millions)
Workforce reductions
Mobile operations	10	66	—	(35)	(5)	36
Fixed	110	61	—	(76)	—	95
Broadcast	19	5	—	(20)	—	4
EDB Business Partner	62	42	96	(95)	(5)	100
Other business units	46	28	—	(37)	—	37
Corporate functions and group activities	37	106	(84)	(30)	(1)	28

Total workforce reductions	284	308	12	(293)	(11)	300

Loss contracts
Fixed	—	569	(3)	(275)	—	291
Broadcast	19	25	(10)	(21)	—	13
EDB Business Partner	13	—	—	(4)	—	9
Other business units	141	1	86	(119)	(5)	104
Corporate functions and group activities	181	21	(61)	(4)	(10)	127

Total loss contracts	354	616	12	(423)	(15)	544

Total workforce reductions and loss contracts	638	924	24	(716)	(26)	844

Legal disputes(1)	30	126	—	(6)	(2)	148

(1)	Does not include legal disputes relating to tax issues, see note 13.
      Provisions as of December 31,:

	2003	2004

	(in NOK
	millions)
Short term (note 22)	432	762
Long term (note 19)	236	230

Total	668	992

      Telenor entered into a Mobile Virtual Network Operator (MVNO) agreement, which includes the purchase of traffic in GSM and UMTS network in Sweden. The agreement contains a fixed nonrefundable prepayment and a variable element based on the actual use of the services. In 2004, Telenor estimated a loss of NOK 562 million on the MVNO-contract in Sweden due to reduced expectations of the future earnings potential. The loss was estimated as the difference between expected future economic benefits and unavoidable costs in the contract. Part of the loss was recorded as a reduction of the prepaid amounts in the balance sheet. See note 25.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
      Provisions for workforce reductions as of December 31, 2002 included approximately 1,600 employees and more than 800 employees as of December 31, 2003 and 2004.
12. FINANCIAL INCOME AND EXPENSES

	2002	2003	2004

	(in NOK millions)
Interest income	476	484	394
Other financial income	91	102	102

Total financial income	567	586	496

Interest expenses	(1,901)	(2,033)	(1,585)
Other financial expenses	(96)	(45)	(66)
Capitalized interest	164	55	117

Total financial expenses	(1,833)	(2,023)	(1,534)

Net foreign currency (loss)	(311)	(1)	(87)
Gains on disposal of financial assets	59	95	2,630
Losses on disposal of financial assets	(31)	(91)	(17)
Write-downs and reversal of write-downs of financial assets	(817)	69	38

Net gains (losses and write-downs) of financial assets	(789)	73	2,651

Net financial items	(2,366)	(1,365)	1,526

      In 2004, some write-downs made in previous years, primarily companies in Venture, were reversed due to increased market values. Gains on disposal in 2004 were primarily the gain on sale of Telenor’s remaining shareholding in Cosmote SA. In 2003, the write-downs, which were made in 2002 on the shares in the listed company New Skies Satellite B.V. and on the capital contribution to Telenor Pension Fund, were reversed due to increased market values. During 2002, write-downs were made on shares and other financial assets, for diminution in values other than temporary. The write-downs were triggered by a fall in market values. Listed shares were written down to the quoted market prices. For non-listed shares, individual estimates of the fair values were made. In 2002, the value of the capital contribution to Telenor Pension Fund was written down to the book value of the equity in the Pension Fund as of December 31, 2002.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
13. TAXES

	2002	2003	2004

	(in NOK millions)
Profit (loss) before taxes and minority interests
Norway	(1,150)	3,634	8,172
Outside Norway(1)	(3,986)	3,792	674

Total profit (loss) before taxes and minority interests	(5,136)	7,426	8,846

Current taxes
Norway	2,769	11	4
Outside Norway	1,478	761	1,128

Total current taxes	4,247	772	1,132

Deferred taxes
Norway	(4,005)	916	1,223
Outside Norway	(722)	688	(111)

Total deferred taxes	(4,727)	1,604	1,112

Total income tax expense (income)	(480)	2,376	2,244

(1)	Includes associated companies and subsidiaries outside Norway. Gains and losses from disposal of companies are related to the countries in which the disposed companies were located. The gains and losses are, however, to a large extent liable to tax in Norway. In 2004 new tax regulations were introduced in Norway related to gains and losses on realization of shareholdings, as explained below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
Effective tax rate

	2002		2003	2004

	(in NOK millions)
Expected income taxes according to corporate income tax rate (28%)(1)	(1,438)		2,079	2,477
Tax rates outside Norway different from 28%	(15)		3	(34)
Associated companies	808		177	(192)
Net loss in subsidiaries outside Norway	188		145	181
Net income in subsidiaries outside Norway — Previously not recognized deferred tax assets	—		(25)	(30)
Non-taxable income	(21)		(99)	(94)
Non-deductible expenses	106		207	190
Amortizations and write-downs of goodwill that are not tax deductible	850		148	813
Previously not recognized deferred tax assets	(3,952)		(797)	(874)
Non-taxable gain on sale of shares	—		—	(152)
Changes in tax rules in Norway — previously recognized tax assets not realized				257
Deferred taxes on retained earnings in subsidiaries and associated companies	16		705	(375)
Other tax assets not recognized current year	73		52	39
Previously recognized tax assets — not realized or valuation allowance current year	—		50	27
Tax claim related to Sonofon	2,409		—	—
Court case in Greece	414		(200)	—
Other	82		(69)	11

Income tax expense (income)	(480	)(2)	2,376	2,244

Effective tax rate in %	N/A	(2)	32.0	25.4

(1)	Norwegian nominal corporate income tax rate is 28%.

(2)	There was a loss before taxes and minority interests in 2002, and a tax income was recorded.
      In December 2004, the Norwegian Parliament enacted new tax rules. The major change for corporations was the introduction of the “Exemption Method”. According to this new legislation, capital gains and losses deriving from the sale of shares and dividends received from subsidiaries will be tax exempt. However, any loss deriving from the sale or other disposal of shares will no longer be tax deductible. The new rules in respect of dividends received became effective as of January 1, 2004, while the capital gains rules/non deducibility of capital losses came into effect as of March 26, 2004. Certain transitional rules were enacted. One of these transitional rules allows net losses from external disposal of shares, recognised in the period between March 26, and December 31, 2004 to be offset against otherwise taxable gains recognised on disposal of shares in the period between January 1 and March 26, 2004. However, as is generally the case, when new rules are introduced there may be disagreements on the interpretation of the new rules and the transitional rules.
Comments to selected line items in the preceding table
      The net effect of different tax rates in for subsidiaries outside Norway is small. However, this is influenced by tax rates that are both higher and lower than the Norwegian 28% tax rate. The most significant effects were that Pannon GSM Rt. (Hungary) and Kyivstar GSM JSC (Ukraine) had tax rates lower than 28% and GrameenPhone Ltd. (Bangladesh) had a higher tax rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
      Results from associated companies are not taxable or tax deductible. Tax on undistributed earnings, if any is included in a separate line item. Gains or losses on sale or liquidation of Telenor’s ownership shares have been taxable in previous years. As a consequence of the new tax rules in Norway in 2004, gains or losses on sale or liquidation of shares will no longer have a tax effect in Norway.
      Losses in subsidiaries outside Norway are in most cases subject to valuation allowances, as we cannot demonstrate that it is probable that we will utilize the deferred tax assets.
      Amortizations and write-downs of goodwill on purchase of companies are generally not tax deductible.
      Previously not recognized deferred tax assets are primarily related to losses on subsidiaries and associated companies on which deferred tax assets have not been recognized. These deferred tax assets are recognized primarily due to the sale or liquidation of shares and the corresponding realization of tax losses on the shareholdings, some of which have not previously been recorded as deferred tax assets with valuation allowances. In addition, adjustments to the taxable basis of shares have resulted in recognition. This was particularly the case in 2002, when Telenor ASA realized tax losses on the simultaneous liquidation of Telenor Digifone Holding AS and Nye Telenor Communications I AS. In 2004, Telenor realized a taxable capital gain on the sale of shares in Cosmote SA. According to the transition rules to the “Exemption Method”, this gain has been offset by tax losses deriving from sale or liquidation of shares subsequent to March 26, 2004. This includes a tax loss following from to the liquidation of Dansk Mobil Holding AS. This liquidation was carried out as part of Telenor’s ongoing reduction of companies within the Group. Dansk Mobil Holding AS, was the previous owner of Telenor’s 53.5% ownership in Sonofon Holding A/S. Following the successful acquisition of the remaining 46.5% outstanding shares in Sonofon Holding A/S in February 2004, by Telenor Mobile Holding AS, Dansk Mobil Holding AS sold its Sonofon Holding A/S’ shares to Telenor Mobile Holding AS. Thus, Dansk Mobil Holding AS became a dormant company and was therefore liquidated.
      Due to the introduction of the “Exemption Method”, Telenor reversed some previously recognized deferred tax assets in 2004. These were primarily related to the future liquidation of dormant subsidiaries of EDB Business Partner ASA, which had not been formally decided by the appropriate corporate body prior to March 26, 2004.
      In 2003 and 2004, Telenor recorded deferred taxes on undistributed earnings in certain subsidiaries and associated companies outside Norway, for which it expected to receive dividends. Deferred taxes is calculated to the extent dividends will be subject to taxation, either in Norway or as withholding taxes at source. For associated companies, Telenor is not able to control the reversal of temporary difference or the distribution of dividends, and therefore recorded deferred taxes on undistributed earnings without regard to the probability of distribution. In 2004, Telenor has reversed NOK 639 million of the deferred taxes on undistributed earnings, due to the introduction of the “Exemption Method”. The major changes were related to future distributions from Pannon GSM, due to the introduction of the “Exemption Method” and the abolishment of withholding taxes in Hungary for dividends that will be distributed to companies resident within the EEA area subsequent to January 1, 2006.
      In 2002, during the ordinary tax assessment for 2001, the tax assessment authorities in Norway changed Telenor Communication AS (now Telenor Eiendom Holding AS) tax return for the fiscal year 2001 by disallowing the tax loss from the disposal of the shares in Sonofon Holding A/S. As a result of this change, the current tax expense for 2001 was increased by NOK 2.4 billion, which was recorded in 2002. Telenor originally recognized this tax loss due to the disposal of shares in Sonofon Holding A/S to Dansk Mobil Holding AS, a sister company of Telenor Eiendom Holding AS. The disposal was carried out as an integral part of the overall restructuring of the Group. In January 2003, Telenor initiated proceedings against the Norwegian Tax Authorities, see note 24. The change of Telenor’s tax return has increased the RISK adjustment (adjustment of the taxable basis, that only affects investors tax liable to Norway) for Telenor ASA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
as of January 1, 2002 by NOK 3.44 per share. Any subsequent reassessment as a result of a final court ruling in favor of Telenor will not decrease the RISK adjustment due to abolishment of the RISK system.
      In 2003, Telenor Eiendom Holding AS realized a tax loss of NOK 2.8 billion in connection with the sale of shares in Telenor Business Solutions AS to Telenor Business Solutions Holding AS. This sale was carried out as part of the overall restructuring of the Telenor Group. In Telenor’s opinion this is a bona fide tax loss and Telenor claimed this loss on the 2003 tax return. Due to the challenge of Telenor’s tax return regarding the tax loss in connection with the sale of shares in Sonofon in 2001, as discussed above, Telenor did not reflect the current tax benefit derived from the sale of shares in Telenor Business Solutions AS in the financial results for 2003. However, this tax effect will be recognized if either the final court decision regarding the Sonofon tax loss is favorable to Telenor, or the Norwegian tax authorities allow the deduction for the tax loss in the final assessment of Telenor’s 2003 tax returns. As of March 31, 2005, there is neither a final court decision in the “Sonofon-case” nor has the assessment of Telenor Eiendom Holding AS’ 2003 tax returns been completed.
      In 2002, Telenor expensed NOK 0.4 billion in connection with a court ruling in Greece, as this was the best estimate of the amount Telenor could be required to pay in case of a final outcome unfavorable to Telenor. However, in 2003 Telenor agreed to a settlement of this judicial proceeding, and NOK 0.2 billion was taken to income.
      In connection with Telenor B-Invest AS’s calculation of the gain on sale of 9% of the shares in Cosmote SA in 2003, a RISK adjustment of the tax base values of the shares with NOK 184 million was claimed by Telenor based on the EEA Agreement. The Norwegian tax authorities have not allowed such RISK adjustment, but Telenor has appealed the decision to the “Superior tax board” (Overligningsnemnda). On November 23, 2004 the EEA-court ruled in favor of a Finnish tax payer (the “Manninin case”) in a case that Telenor believes is similar to its RISK adjustment case. However, the Norwegian Ministry of Finance has stated that they are of the opinion that the EEA-court ruling should only have effect from the time of the ruling. This statement has been challenged by a number of tax payers, including Telenor. It is unclear what the final outcome will be. As of December 31, 2004, Telenor has not recorded the potential tax benefit related to this case.
Tax losses carried forward
      Tax losses carried forward in selected countries expire as follows:

	Norway	Sweden	Other Nordic	Malaysia	Other	Total

	(in NOK millions)
2005	—	—	—	—	101	101
2006	—	—	—	—	83	83
2007	—	—	91	—	19	110
2008	—	—	27	—	16	43
2009	—	—	29	—	24	53
2010 and later	5,389	—	106	—	30	5,525
Not time-limited		3,714	266	360	619	4,959

Total tax losses carried forward	5,389	3,714	519	360	892	10,874
Valuation allowance	155	3,714	322	—	866	5,057

Tax losses on which deferred tax asset has been recognized	5,234	—	197	360	26	5,817

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
      The tax effect of tax losses in Norway, Malaysia (DiGi.Com) and Denmark (Sonofon) are recognized as tax assets because it is probable that these tax losses will be utilized in the future. Deferred tax assets on the remaining tax losses have primarily been reduced by valuation allowances, except where the relevant company has other taxable temporary differences.
Deferred taxes as of December 31

			Valuation			Valuation
	Assets	Liabilities	allowance	Assets	Liabilities	allowance
	2003	2003	2003	2004	2004	2004

	(in NOK millions)
Tangible and intangible assets	2,658	(1,367)	(484)	2,486	(2,631)	(216)
Associated companies	5,122	(30)	(5,089)	—	—	—
Undistributed earnings in foreign subsidiaries and associated companies	—	(831)	—	—	(373)	—
Other long-term items	1,237	(542)	(6)	485	(695)	(16)

Total long-term assets and liabilities	9,017	(2,770)	(5,579)	2,971	(3,699)	(232)
Total current assets and liabilities	417	(156)	(43)	330	(55)	(12)
Tax losses carried forward	3,426	—	(1,278)	3,047		(1,408)

Deferred taxes	12,860	(2,926)	(6,900)	6,348	(3,754)	(1,653)
Net deferred tax assets	3,034	—	—	942	—	—

Of which deferred tax assets	3,850	—	—	2,999	—	—
Of which deferred tax liabilities (note 19)	(816)	—	—	(2,057)	—	—
      Due to new tax regulations in Norway, the difference between book value and tax value of associated companies is no longer temporary difference for tax purposes. This explains the reduction in deferred tax liabilities, tax assets and valuation allowances on associated companies. Deferred tax assets on the foreign subsidiaries of Canal Digital AS and a corresponding valuation allowance are recorded as of December 31, 2004. In 2004, these companies showed net income. However, a full valuation allowance related to these companies remains, due to accumulated losses for previous years, including 2004.
      The change in net deferred tax assets in the balance sheet in 2004 was NOK 2,092 million compared to NOK 1,112 million in the profit and loss statement. Of the difference of NOK 980 million, acquisition and sale of companies accounted for NOK 792 million. This was primarily Sonofon and Promonte, of which deferred taxes on excess values (excluding goodwill) constituted the largest amounts. The rest was primarily currency effects.
Changes in valuation allowances

	2003	2004

	(in NOK millions)
Balance at the beginning of the year	7,088	6,900
Changes in opening balance of valuation allowances	(554)	(752)
Net losses from associated companies and subsidiaries outside Norway	347	151
Associated companies — changes in tax rules in Norway	—	(4,605)
Other not recognized tax assets this year	52	39
Acquisitions and divestitures	3	(55)
Currency adjustments	(36)	(25)

Balance at the end of the year	6,900	1,653

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
      The main change in valuation allowances during 2004 was related to associated companies due to new tax regulations in Norway, as explained above.
      Preliminary RISK regulation (regulation of the taxable basis) per share for Telenor ASA for 2004 is calculated to be negative by NOK 1.39 per share.
14. AMORTIZATION, DEPRECIATION AND WRITE-DOWNS
Specification of amortization, depreciation and write-downs:

	Tangible assets			Goodwill			Other intangible assets

	2002	2003	2004	2002	2003	2004	2002	2003	2004

	(in NOK millions)
Amortization and depreciation	7,624	7,986	7,753	1,002	686	939	1,610	1,925	2,931
Write-downs	424	104	282	2,632	16	2,194	497	25	120

Total	8,048	8,090	8,035	3,634	702	3,133	2,107	1,950	3,051

Specification of write-downs

	2002			2003			2004

			Other			Other			Other
	Tangible		intangible	Tangible		intangible	Tangible		intangible
	assets	Goodwill	assets	assets	Goodwill	assets	assets	Goodwill	assets

	(in NOK millions)
Total mobile operations	33	2,138	118	33	—	2	251	2,190	78
Fixed	340	160	—	19	—	5	13	2	—
Broadcast	47	—	83	15	—	3	13	—	7
EDB Business Partner	8	356	—	12	16	—	—	—	—
Others	(4)	(22)	296	25	—	15	5	2	35

Total	424	2,632	497	104	16	25	282	2,194	120

      The write-downs of tangible assets in 2004 were primarily on the transmission network in Sonofon Holding A/S by NOK 215 million due to the market situation, and were based on expected cash flows.
      The write-downs of tangible assets in 2003 were insignificant. The write-downs of tangible assets in Fixed in 2002 were mainly related to Fixed-Norway. In connection with the integration of Telenor’s operating service business in Fixed-Norway with its internal IT operating environment, Telenor decided to reduce the number of operating platforms and wrote down operating platforms and equipment that no longer were in use. Equipment related to operating contracts was evaluated based on expected cash flows including terminal value at the end of the contract period. In Broadcast, in 2002 write-downs were made primarily on equipment for TV-distribution due to the low demand in the small antenna TV-networks market in Denmark and Sweden.
      As of December 31, 2004 Telenor wrote down goodwill in Sonofon Holding A/S by NOK 2,190 million. In 2004 the Danish market was characterized by intense competition and price reductions. Telenor’s assessment of the write-down of goodwill in Sonofon was due to Sonofon’s slower than expected growth and a review of the expectations of the company’s growth potential as of year-end 2004. The assessment of the fair value was based on various valuation methods, with assistance of external valuations experts.
      In 2002, goodwill for the mobile operations DiGi.Com was written down as a result of continued low publicly quoted share prices. The write-down was based on the publicly quoted share price at December 31,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
2002, adjusted to reflect a control premium. The write-downs in Fixed were partially related to the Internet operations in the Czech Republic and Slovakia. The write-downs in EDB Business Partner ASA were based on discounted expected cash flows.
      Included in the write-downs of other intangible assets in 2004 was NOK 61 million in the mobile business in Sweden due to the reduced expectations of the future earnings potential.
      In 2002, Telenor wrote down parts of the IT-systems portfolio in Mobile Norway that was no longer in use. The write-downs of other intangible assets in Broadcast in 2002 was primarily related to delayed commercialization of new broadcasting standards, as well as reduced expectations for the use of interactive TV as a payment facility. The write-downs in Others in 2002 related to CA-software based on a review of the sales potential.
15. TANGIBLE AND INTANGIBLE ASSETS

		Accumulated cost
							Acc. depr.
				Translation		Depreciation	and	Book
	Book value			adjustm. and		and	write-downs	value
	December 31,		Additions	reclassification	Disposals	write-downs	December 31,	December 31,
	2003	01.01.04	2004	2004	2004	2004	2004	2004

	(in NOK millions)
Local, regional & trunk networks	10,168	38,989	1,183	(152)	(6,194)	(2,129)	(24,718)	9,108
Mobile telephone network and switches	9,885	18,273	6,583	(1,150)	(333)	(2,762)	(10,628)	12,745
Subscriber equipment	97	382	70	194	(42)	(157)	(465)	139
Switches & equipment	2,439	14,053	390	(378)	(702)	(1,033)	(11,602)	1,761
Radio installations	1,018	1,656	13	4	—	(11)	(648)	1,025
Cable TV equipment	791	1,623	50	(47)	(95)	(144)	(760)	771
Land	711	712	68	9	(10)	(2)	(7)	772
Buildings	6,468	10,575	783	38	(219)	(402)	(4,407)	6,770
Support systems	1,719	8,057	1,147	(874)	(1,140)	(1,267)	(6,151)	1,039
Satellites	617	1,790	630	—	—	(127)	(1,300)	1,120

Sub total(1)	33,913	96,110	10,917	(2,356)	(8,735)	(8,034)	(60,686)	35,250

Work in progress(2)	1,809	1,809	618	—	—	(1)	—	2,426

Total	35,722	97,919	11,535	(2,356)	(8,735)	(8,035)	(60,686)	37,676

(1)	Includes book value of NOK 1,943 million for capital leases as of December 31, 2004, mainly switches, GSM Mobile telephone network, fixed-line network and satellites.

(2)	Net additions.
      In 2004, accumulated cost and accumulated depreciation and write-downs was reduced by approximately NOK 6.6 billion, primarily local, regional and trunk networks and switches and equipment, that were retired in previous periods. This had no effects on net book values.
      The Group has entered into Cross Border QTE Leases for telephony switches, GSM Mobile network and fixed-line network with a book value as of December 31, 2004 of NOK 1,107 million. Telenor has defeased all amounts due by us under these agreements with highly rated financial institutions and US Government related securities. The financial institutions then release the payments over the life of the leases in accordance

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
with their contractual terms. During the course of the leases, Telenor maintains the rights and benefits of ownership of the equipment. Telenor has received benefits of NOK 530 million since the parties can depreciate the equipment for tax purposes. The amounts are deferred over the expected lease periods. See note 32 for further information.
Intangible assets

		Accumulated cost
							Acc. depr.
	Book			Translation		Depreciation	and	Book
	value			adjustm. and		and	write-downs	value
	December 31,		Additions	reclassification	Disposals	write-downs	December 31,	December 31,
	2003	01.01.04	2004	2004	2004	2004	2004	2004

	(in NOK millions)
Goodwill	9,224	15,515	7,205	(409)	(111)	(3,133)	(9,237)	12,963
Other intangible assets
Customer base	1,732	2,715	1,603	(78)	(3)	(1,027)	(1,993)	2,244
Licenses	862	1,767	2,801	(220)	(4)	(296)	(1,207)	3,137
Trademarks	477	577	483	(30)	—	(79)	(177)	853
Software and other intangible assets	2,360	5,352	2,699	466	(122)	(1,647)	(5,067)	3,328
Work in progress(1)	105	105	336	—	—	(2)	—	439

Total other intangible assets	5,536	10,516	7,922	138	(129)	(3,051)	(8,444)	10,001

Total intangible assets	14,760	26,031	15,127	(271)	(240)	(6,184)	(17,681)	22,964

(1)	Net additions
      Of the additions of goodwill and other intangible assets in 2004, NOK 10.9 billion was due to acquisition of businesses, primarily Sonofon Holding A/S (see note 1). The additions of licenses were primarily mobile licenses in Pakistan and Hungary (Pannon GSM Rt.).
      In 2003, a reclassification of software in administrative support systems from tangible assets to intangible assets was made. The reclassification amounted to NOK 1,737 million in book value as of December 31, 2002, NOK 648 million in amortization and NOK 101 million in write-downs for 2002. Comparable figures are restated. These changes affected mainly Mobile Norway and Fixed.
      Accumulated capitalized interest (cost) was NOK 1,286 million as of December 31, 2004.
      The estimated aggregated amortization expense for intangible assets (e.g. goodwill) for the next five years are as follows:

2005	2006	2007	2008	2009

(in NOK millions)
2,895	2,219	1,116	631	481

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
Changes in the carrying value of goodwill for the year ended December 31, 2004:

	Total mobile			EDB Business
	operations	Fixed	Broadcast	Partner	Others	Total

	(in NOK millions)
Balance as of January 1, 2004	5,887	(343)	2,066	1,422	192	9,224
Goodwill acquired	6,744	25	(23)	564	(105)	7,205
Translation adjustments and reclassification	(317)	11	(2)	(4)	(6)	(318)
Amortization	(678)	105	(192)	(158)	(16)	(939)
Write-downs (impairment losses)	(2,190)	(2)	—	—	(2)	(2,194)
Goodwill written off related to disposal of business units	—	—	—	—	(15)	(15)

Balance as of December 31, 2004	9,446	(204)	1,849	1,824	48	12,963

Goodwill related to the following subsidiaries and operations

	Book value		Amortization	Year of
	31.12.04		period	acquisition

	(in NOK
	millions)
Sonofon Holding A/S	3,738		20 years	2004
ProMonte GSM D.O.O	100		20 years	2004
EDB Business Partner Group	765	(1)	7-10 years	2004/2001
Pannon GSM Rt.	4,900		10-20 years	2002
Canal Digital Group	1,568		10-15 years	2002
Kyivstar GSM JSC	230		12-20 years	2002
Utfors AB	(207)		18 years	2002
DiGi.Com bhd	474		15-20 years	2001
Canal Digital Sverige AB(2)	124		10 years	2001
Unigrid AB	93		10 years	2001
Marlink S.A.	121		10 years	2001
Fellesdata AS	809		20 years	2000
Canal Digital Kabel TV AS	156		10 years	2000
Others	92		3-20 years

Total	12,963

(1)	Preliminary allocation.

(2)	Sweden On Line AB and Nät Holding AB.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
16. FINANCIAL ASSETS

	2003	2004

	(in NOK millions)
Long-term receivables(*)	1,629	512
Shares and other investments(**)	2,219	780
Total other financial assets	3,848	1,292
Associated companies and joint ventures(***)	10,166	6,428

Total financial assets	14,014	7,720

(*) Long-term receivables

	2003	2004

	(in NOK millions)
Interest-bearing
Receivables from associated companies and joint ventures(1)	1,456	326
Loans to employees	24	10
Other long-term receivables	27	18
Provision for bad debt	(5)	(3)
Non-interest-bearing
Receivables from associated companies and joint ventures	1	5
Loans to employees	—	6
Other long-term receivables	126	150
Provision for bad debt	—	—

Total long-term receivables	1,629	512

(1)	In 2004, interest-bearing receivables from associated companies and joint ventures were primarily loans to Bravida ASA, while in 2003 they were primarily loans to Bravida ASA and Sonofon Holding A/S. As of December 31, 2004, interest-bearing receivables from Bravida ASA were NOK 272 million, and as of December 31, 2003 interest-bearing receivables on Bravida ASA and Sonofon Holding A/S were NOK 551 million and NOK 823 million respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
(**) Shares and other investments:
Specification of shares and other investments as of December 31, 2004:

	No. of shares
	owned by	Share
	Telenor	owned in %	Book value

			(in NOK
			millions)
Inmarsat Holdings Ltd.	79,539,869	14.9	314
Tiscali AS(1)	2,080	100.0	43
Eutelsat S.A.	4,127,130	0.4	36
Cosmoholding Albania S.A.	48,000	3.0	23
Inmarsat Group Holdings Ltd.	4,036,143	14.9	16
Energivekst AS	79,349	4.4	11
Capital contribution to Telenor Pension Fund	—	—	298
Other(2)	—	—	39

Total shares and other investments			780

(1)	Tiscali AS was purchased in 2004 and is classified as long-term shares. The purchase was subject to governmental approval, and consequently Telenor did not consolidate Tiscali AS as of December 31, 2004. On March 15, 2005, the Norwegian Competition Authority accepted the acquisition of Tiscali AS, but required Telenor to sell Tiscali’s dial-up Internet service business. Tiscali AS will be consolidated as a subsidiary effective from March 15, 2005.

(2)	Other includes shares in companies where Telenor owns more than 10%, which are not specified due to insignificant book values.
(***) Associated companies and joint ventures

	2002	2003	2004

	(in NOK millions)
Balance as of January 1	14,186	9,439	10,009
Investments	883	1,914	150
Transferred to/from other investments and disposal	(1,420)	(3,167)	(4,043)
Net income	341	329	912
Gains (losses) on disposal(1)	36	1,507	32
Amortization of net excess values	(862)	(579)	(226)
Write-downs of net excess values	(1,965)	(26)	—
Equity and translations adjustments	(1,760)	592	(532)

Balance as of December 31	9,439	10,009	6,302

Of which investments carried with a negative value (classified as provisions) (note 19)	50	157	126

Total associated companies and joint ventures	9,489	10,166	6,428

(1)	Gains and losses on disposal in 2003 were primarily the gain on the sale of Cosmote and StavTeleSot JSC, which was partially offset by the loss on the sale of A-Pressen ASA.
      Associated companies and joint ventures are carried at negative values where Telenor has a corresponding liability above and beyond the capital invested.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
      In 2002, write-downs of net excess values on associated companies were mainly related to write-downs of Sonofon Holding A/S, of NOK 1,000 million, DTAC of NOK 829 million and UCOM of NOK 52 million. The write-downs were triggered by a significant fall in the market values for telecommunication companies. For DTAC and UCOM the write-downs were made to the quoted market price as of December 31, 2002. The fair value of Sonofon Holding A/S was based on estimates of future cash flows and comparison to similar companies. Furthermore, in 2002 OniWay was written down by NOK 316 million (included in net income from associated companies) to zero based on an evaluation of the values in the company.
Specifications of investments in associated companies and joint ventures

					Amortization
				Share	and			Net excess
	Share	Book value	Investments/	of net	write-downs	Equity and	Book value	values
	owned	December 31,	disposals	income	of net excess	translation	December 31,	December 31,
Company	in %	2003	during 2004	(1)(2)	values	adjustments	2004	2004(9)

		(in NOK thousands)
Sonofon Holding A/S(3)	—	3,870	(3,787)	(28)	(55)	—	—	—
VimpelCom(4)(8)	29.90	2,380	—	854	(35)	(232)	2,967	118
DTAC(5)(8)	40.29	586	—	84	(48)	(49)	573	211
UCOM(5)(8)	24.85	239	—	28	(26)	(19)	222	213
ONE GmbH(6)	17.45	761	—	(141)	—	(14)	606	—
European Telecom S.A (ProMonte GSM)(7)	—	209	(233)	24	—	—	—	—
Teleringen AS	47.50	3	—	4	—	—	7	—
Wireless Matrix Corporation(8)	23.30	32	—	(7)	—	(1)	24	—
Nordialog Oslo AS	—	17	(23)	6	—	—	—	—
Oslo Lufthavn Tele & Data AS	50.00	8	1	1	—	(2)	8	—
Glocalnet AB(8)	37.00	102	—	1	(6)	(1)	96	35
Golden Telecom Inc(8)	20.32	1,350	6	98	(44)	(168)	1,242	640
APR Media Holding AS	44.80	399	—	14	(11)	—	402	58
Otrum Electronics ASA(8)	33.00	91	—	3	—	—	94	—
BitCom AB	49.00	9	—	1	(1)	—	9	2
World Wide Mobile Communications AS	45.00	50	15	8	—	(19)	54	10
HMS Norge AS	50.00	4	—	3	—	—	7	—
Bravida ASA	47.05	(82)	27	(34)	—	(22)	(111)	—
Doorstep AS	50.00	7	—	—	—	—	7	—
Telenor Renhold & Kantine AS	50.00	4	—	4	—	(3)	5	—
TeleVenture Management AS	23.85	10	—	8	—	—	18	—
The Mobile Media Company AS	44.95	—	58	(26)	—	—	32	—
Polarsat Inc.	44.12	18	5	(6)	—	—	17	4
Maritime Communications Partner AS	23.09	—	25	(4)	—	—	21	—
Others	—	(58)	13	49	—	(2)	2	1

Total		10,009	(3,893)	944	(226)	(532)	6,302	1,292

(1)	Includes pretax gains and losses on disposal and Telenor’s share of the companies’ net income after taxes.

(2)	Share of net income after taxes are partially based on estimates and preliminary results for some of the companies. Actual figures may deviate from the preliminary figures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group

(3)	A wholly-owned subsidiary subsequent to the acquisition of the remaining shares as of February, 12 2004.

(4)	The merger of VimpelCom and VimpelCom-Region took place on November 26, 2004. After the merger Telenor had 26.6% of the total voting stock and 29.9% of the total common stock in VimpelCom. Prior to the merger Telenor had a direct ownership interest in VimpelCom-Region. Telenor’s share of net income (loss) of VimpelCom-Region before the merger is included in the figures for VimpelCom in the table.

(5)	UCOM had an ownership interest of 41.7% in DTAC as of December 31, 2004.

(6)	ONE GmbH is accounted for as an associated company because of Telenor’s significant influence due to a shareholder’s agreement.

(7)	A wholly-owned subsidiary subsequent to the purchase of the remaining shares as of August 12, 2004. European Telecom S.A. has an ownership interest of 100% in ProMonte GSM D.O.O.

(8)	Market values of listed associated companies as of December 31, 2004: VimpelCom: NOK 13,389 million, DTAC: NOK 3,036 million, UCOM: NOK 1,165 million, Wireless Matrix Corporation: NOK 49 million, Glocalnet AB: NOK 172 million, Golden Telecom Inc.: NOK 1,176 million, Otrum Electronics ASA: NOK 202 million.

(9)	Net excess values are the difference between Telenor’s acquisition cost and Telenor’s share of equity at acquisition of associated companies.
17. CURRENT RECEIVABLES

	2003	2004

	(in NOK millions)
Accounts receivables
Accounts receivables	6,241	6,819
Provision for bad debt	(564)	(715)

Total accounts receivables	5,677	6,104

Other current receivables
Interest-bearing
Receivables from associated companies and joint ventures	—	232
Other receivables	29	20
Non-interest-bearing
Receivables from associated companies and joint ventures	322	132
Receivable from employees	26	32
Other short-term receivables	421	846
Provision for bad debt	(23)	(2)

Total other current receivables	775	1,260

Prepaid expenses and accrued revenues
Prepaid expenses	1,260	745
Accrued revenues	1,520	2,056

Total prepaid expenses and accrued revenues	2,780	2,801

Total current receivables	9,232	10,165

      Due to the large volume and diversity of the Group’s customer base, concentrations of credit risk with respect to trade accounts receivables are limited.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
18. SHORT TERM INVESTMENTS

	2003	2004

	(in NOK
	millions)
Bonds/ Commercial paper	301	317
Shares(*)	83	576

Total short term investments	384	893

(*)	Specification of shares classified as current assets as of December 31, 2004.

	No. of shares	Share
	owned by Telenor	owned in %	Book value

			(in NOK
			millions)
Intelsat Ltd.(1)	6,855,530	4.1	442
Q-Free ASA(2)	3,809,826	7.6	47
Metrima AB	1,497,572	35.6	29
Virtual Garden AS	2,900,000	18.0	11
Listed shares	—	—	36
Other shares etc.(3)	—	—	11

Total shares classified as current assets			576

(1)	On January 28, 2005 Telenor sold the shares in Intelsat Ltd for NOK 828 million.

(2)	On March 9, 2005 Telenor sold the shares in Q-Free ASA for NOK 73 million.

(3)	Includes companies where Telenor owns more than 10%, which are not specified due to insignificant book values.
      Market values of Telenor’s ownership interest in listed companies classified as short term investments totaled NOK 97.5 million as of December 31, 2004, of which Q-Free ASA amounted to NOK 62 million.
19. PROVISIONS

	2003	2004

	(in NOK millions)
Provisions for pensions (Note 7)	338	603
Deferred tax liabilities (Note 13)	816	2,057
Provisions for workforce reduction and loss contracts (Note 11)	236	230
Negative values associated companies	157	126
Other provisions	98	104

Total provisions	1,645	3,120

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
20. INTEREST-BEARING LIABILITIES

	Limit
	(in millions)	2003(3)	2004(3)

		(NOK in millions)
Euro Commercial paper program (ECP)	USD 500	—	—
U.S. Commercial paper program (USCP)	USD 1,000	—	—
EMTN program	USD 6,000	16,212	14,122
Norwegian Bonds		3,076	2,071
Capital discount related to bonds		(31)	(20)
Derivatives related to long term interest-bearing liabilities(1)		(776)	(645)
Revolving credit facility EUR	EUR 1,500	—	—

Total long-term interest-bearing liabilities Telenor ASA		18,481	15,528
Long-term interest-bearing liabilities subsidiaries(2)		4,222	5,074

Total long-term interest-bearing liabilities Telenor Group		22,703	20,602
Short-term interest-bearing liabilities Telenor ASA		1,268	2,592
Derivatives related to short term interest-bearing liabilities Telenor ASA(1)		(214)	(14)
Short-term interest-bearing liabilities subsidiaries(2)		2,005	1,413

Total short-term interest-bearing liabilities Telenor Group(3)		3,059	3,991

Total interest-bearing liabilities Telenor Group		25,762	24,593

(1)	Foreign currency derivatives used to convert the cash flows of a debt instrument into another currency.

(2)	Specified below.

(3)	Interest-bearing liabilities with maturity within the next 12 months are reported as short-term. This is a change in presentation compared to previous years.
Long-term interest-bearing liabilities Telenor ASA
      The revolving credit facility, EUR 1.5 billion matures in November 2008. According to Telenor’s Finance Policy, this committed credit facility (ECP and USCP) should at any time serve as refinancing source for all outstanding commercial paper.
      All borrowings in Telenor ASA are unsecured. The financing agreement except commercial paper, contain provisions restricting the pledge of assets to secure future borrowings without granting a similar secured status to the existing lenders (negative pledge) and also contain covenants limiting disposals of significant subsidiaries and assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
      The table below shows the debt instruments issued by Telenor ASA. Hedging instruments related to these borrowings are not included in the table.

	Average	Amount in	Amount in	Amount in
	interest rate	currency	NOK	NOK
	December 31,	December 31,	December 31,	December 31,
	2004	2004	2003	2004

EMTN program
AUD	4.38%	37	185	174
CHF	4.37%	150	1,891	801
EUR	5.71%	1,200	10,413	9,873
JPY	2.66%	19,500	1,217	1,148
SEK	—	—	139	—
USD	5.50%	350	2,336	2,113
Norwegian bonds
NOK	4.90%	2,064	3,076	2,064

Total Telenor ASA			19,257	16,173

      The table below includes debt instruments, cross currency swaps and interest rate swaps. When the currency or interest rate exposure of the underlying borrowings has been altered through the use of derivatives, this is reflected in the figures in the table.

	Average	Amount in	Amount in	Amount in
	interest rate	currency	NOK	NOK
	December 31,	December 31,	December 31,	December 31,
	2004	2004	2003	2004

Basis swaps
EUR/NOK	—	—	—	(93)
EMTN program
CZK	3.79%	461	119	125
EUR	3.75%	585	6,297	4,822
GBP	6.21%	13	155	151
NOK	4.87%	5,980	5,949	5,980
SEK	4.75%	503	606	460
USD	3.65%	333	2,225	2,013
Norwegian bonds
EUR	—	—	396	—
GBP	—	—	238	—
NOK	4.98%	2,070	2,496	2,070

Total Telenor ASA			18,481	15,528

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
Long-term interest-bearing liabilities in subsidiaries

			Average
			interest rate
			December 31,	December 31,	December 31,
Company	Debt instrument	Currency	2004	2003	2004

				(NOK in millions)
DiGi.Com	Borrowings from financial institutions	USD		130	—
DiGi.Com	Borrowings from financial institutions	MYR	6.41%	1,023	711
GrameenPhone	Borrowings from financial institutions	USD	5.94%	73	111
GrameenPhone	Borrowings from financial institutions	NOK	2.50%	21	18
GrameenPhone	Borrowings from NORAD	NOK	3.40%	43	39
Kyivstar	Bonds	USD	10.38%	1,105	1,510
Sonofon	Finance lease	DKK	6,00%	—	196
Telenor Pakistan	GSM License	USD	4.70%	—	622
Pannon	UMTS Licenses	HUF	8.64%	—	154
EDB Business Partner	Borrowings from financial institutions	NOK	2.39%	500	440
EDB Business Partner	Borrowings from financial institutions	SEK	2.57%	56	160
EDB Business Partner	Finance lease	NOK	5.18%	10	55
Business Solutions	Finance lease	NOK	7.00%	14	—
Satellite Services AS	Finance lease(1)	NOK	1.50%	888	763
Canal Digital	Finance lease(2)	—	—	227	104
Miscellaneous		—	—	132	191

Total long-term interest-bearing liabilities in subsidiaries				4,222	5,074

(1)	Satellite leases (Thor II and III). Telenor ASA guarantees this financing.

(2)	Telenor ASA guarantees this financing. Denominated in DKK, EUR, NOK and SEK.
      The interest-bearing liabilities in subsidiaries are generally not guaranteed by Telenor ASA and are subject to standard financial covenants.
      Telenor entered into Cross Border QTE Leases for telephony switches, GSM Mobile network and fixed-line network in 1998, 1999 and 2003. Telenor has provided a defeasance of all amounts due by us under these agreements with highly rated financial institutions and US Government related securities. The leasing obligations and the defeased amounts are shown net on the balance sheet, and are not reflected in the tables. See notes 15, 21, 23 and 32.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
Short-term interest — bearing liabilities in Telenor Group

		Average
		interest rate
		December 31,	December 31,	December 31,
		2004	2003	2004

			(NOK in millions)
Pannon	Bonds	13.78%	1,076	—
Pannon	UMTS Licenses	8.64%	—	251
DiGi.com	Vendor financing and term loans	6.25%	334	346
Telenor Pakistan	GSM License	4.70%	—	88
Kyivstar	Bonds and borrowing from financial institutions	12.09%	37	271
GrameenPhone	Borrowings from financial institutions	5.94%	47	37
GrameenPhone	Borrowings from financial institutions	2.50%	4	4
GrameenPhone	Borrowings from NORAD	3.40%	7	8
Business Solution	Finance lease	7.00%	54	14
Satellite Services AS	Finance lease(1)	1.50%	116	125
EDB Business Partner	Borrowings from financial institutions	8.03%	27	—
EDB Business Partner	Finance lease	4.70%	—	28
Canal Digital	Finance lease(2)	—	228	164
Telenor ASA	Borrowings from financial institutions	—	1,054	2,578
Miscellaneous		—	75	77

Total short-term interest-bearing liabilities			3,059	3,991

(1)	Satellite leases (Thor II and III). Telenor ASA guarantees this financing

(2)	Telenor ASA guarantees this financing. Denominated in DKK, EUR, NOK and SEK.
Maturity profile of interest-bearing liabilities as of December 31, 2004

	Total as of									After
	31.12.04	2005	2006	2007	2008	2009	2010	2011	2012	2012

	(NOK in millions)
EMTN program	14,932	1,475	3,263	2,964	1,096	2,360	—	341	3,433	—
Domestic bonds	3,062	991	—	1,873	—	—	—	—	—	198
Other short-term debt	112	112	—	—	—	—	—	—	—	—

Telenor ASA, total	18,106	2,578	3,263	4,837	1,096	2,360	—	341	3,433	198
Subsidiaries, short-term	1,413	1,413	—	—	—	—	—	—	—	—
Subsidiaries, long-term	5,074	—	923	760	378	2,483	220	94	77	139

Subsidiaries, total	6,487	1,413	923	760	378	2,483	220	94	77	139

Telenor Group	24,593	3,991	4,186	5,597	1,474	4,843	220	435	3,510	337

21. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
      Telenor ASA’s treasury function is responsible for funding, foreign exchange risk, interest rate risk and credit risk management for the parent company and for companies owned more than 90%. Subsidiaries owned less than 90% normally have standalone financing.
      Telenor has limited activity related to interest rate and currency trading. As of December 31, 2004, Telenor did not have any outstanding open trading positions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
Interest rate risk
      Telenor is exposed to interest rate risk through funding and cash management activities. Changes in market interest rates affect the fair value of assets and liabilities. Interest income and interest expense in the profit and loss statement, as well as interest payments, are influenced by interest rate changes.
      The objective for interest rate risk management is to minimize interest cost and at the same time hold the volatility of future interest payments within acceptable limits. To achieve this, Telenor use a simulation model that takes into account market variables and the portfolio composition. The average duration band of the liability portfolio is 0.5-2.5 years. As at December 31, 2004, the average duration was 1.9 years.
      Telenor applies interest rate derivatives to manage the interest rate risk of the debt portfolio. This typically involves interest rate swaps, whereas forward rate agreements and interest rate options are used to a lesser extent.
      Below is a sensitivity analysis that shows the change in fair value due to a one-percentage point increase in interest rates. The matrix is divided into time intervals. The interest rate risk is allocated to the next rate fixing date for floating rate instruments, and to the maturity date for fixed rate instruments. Consequently, the matrix shows the interest rate risk distribution of the portfolio.
      The table below includes interest-bearing liabilities, interest rate derivatives and currency derivatives.

	Decrease in fair value due to a 1%-point increase in interest rates

	Face	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7-8	Beyond
Currency	value	years	years	years	years	years	years	years	years	8 years

	(NOK in millions equivalent as of December 31, 2004)
CZK	193	0.51	—	—	—	—	—	—	—	—
DKK	147	14.71	—	0.25	—	—	—	—	—	—
EUR	12,228	12.34	10.77	27.80	2.03	3.49	4.40	5.12	5.15	116.27
GBP	—	0.57	—	—	—	—	—	—	—	—
HUF	(210)	(0.15)	—	4.85	—	—	—	—	—	—
MYR	963	5.02	—	—	—	—	—	—	—	—
NOK	2,120	17.79	0.97	45.60	6.94	20.54	—	—	101.71	9.50
SEK	1,736	2.08	—	1.17	—	7.38	—	—	—	—
UAH	29	0.13	—	—	—	—	—	—	—	—
USD	7,317	35.53	0.91	10.78	—	0.74	—	—	—	37.30

Interest-bearing liabilities(1)	24,523	88.53	12.65	90.45	8.97	32.15	4.40	5.12	106.86	163.07

(1)	The figure deviates from note 20, due to the inclusion of derivatives not related to interest-bearing liabilities.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
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
      Exchange rate risk also arises when Norwegian entities enter into other transactions denominated in foreign currency, or when agreements are made to acquire or dispose of investments outside Norway. Committed cash flows equivalent to NOK 50 million or higher are hedged economically using forward contracts or options. Exchange rate risk related to debt instruments in foreign entities is also a part of the risk exposure of the Telenor Group.
      Hedging as described above is only carried out in currencies that have well-functioning capital markets.
      The table below shows the currency distribution of the Group’s interest-bearing assets, liabilities and derivatives in other currencies than Norwegian Krone as of December 31, 2004:

	AUD	CHF	CZK	DKK	EUR	GBP	HUF	JPY	MYR	SEK	UAH	USD

	(Face value in millions, local currency)
Interest-bearing assets	—	—	44		7	—	418	—	635		—	95
Interest-bearing liabilities	(37)	(350)	—	(179)	(1,241)	(76)	(12,274)	(19,500)	(599)	(785)	(26)	(819)
Currency swaps	37	350	(461)	—	441	63	—	19,500	—	(503)	—	17
Forward contracts	—	—	(252)	70	(384)	13	18,000	—	—	(927)	—	(411)

Total	—	—	(669)	(109)	(1,177)	—	6,144	—	36	(2,215)	(26)	(1,118)

Credit risk
      Credit risk is the loss that the Group would suffer if a counterpart failed to perform its financial obligations.
      There is limited credit risk related to the account receivables due to the high number of customers.
      Telenor has entered into Cross Border QTE Leases for telephony switches, GSM Mobile network and fixed-line network. Telenor has defeased all amounts due by us under these agreements in highly rated financial institutions and US Government related securities. The leasing obligations and the defeased amounts are shown net on the balance sheet, see notes 15, 20, 23 and 32. The payment obligation was NOK 6.0 billion as of December 31, 2004.
      Telenor invests surplus liquidity in short-term interest-bearing assets. Credit risk is inherent in such instruments. Financial derivatives with positive replacement value for Telenor, taking into account legal netting agreements, also represent a credit risk.
      Credit risk arising from financial transactions is reduced through diversification, through accepting counterparts with high credit ratings only and through setting strict limits on aggregated credit exposure towards each counterpart. Telenor ASA has legal netting agreements (ISDA agreements), which allows gains to be offset against losses in a bankruptcy situation with the 16 banks that are counterparts in derivative transactions. As of December 31, 2004, Telenor ASA has collateral agreements with three banks in derivative transactions. Both ISDA agreements and collateral agreements are means to reduce overall credit risk.
      Fair value of derivatives with positive replacement value for Telenor ASA was equivalent to NOK 1,578 million as of December 31, 2004, taking into account legal netting agreements. Credit exposure for Telenor ASA is monitored on a daily basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
Liquidity risk
      Liquidity risk is the risk that companies in the Group do not have liquidity available to pay their obligations on time.
      The Group has established Group account systems in Norway, Sweden, Denmark, Hungary and the United Kingdom to manage the cash flows in the Group as efficient as possible. Efficient cash management also involves using currency swaps when appropriate.
      Surplus liquidity within the Group account systems is invested in interest-bearing instruments with short time to maturity and low default risk. Telenor ASA has also established two committed credit facilities to minimize the Group’s liquidity risk, see note 20.
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
      Fair values of debt instruments issued by Telenor ASA have been calculated using an interest rate curve, which incorporates estimates of the Telenor ASA credit spreads as of December 31, 2004. The credit curve has been extrapolated from trades observed in the secondary market of Telenor ASA debt instruments with different maturities.
      Fair value of debt instruments issued by subsidiaries has been determined by market quotes where such are available. Fair value of other instruments in subsidiaries is assumed to be equal to the book value.
      For all other interest-bearing liabilities fair values have been estimated using the Telenor ASA credit curve described above.
      Fair values of currency swaps, foreign currency forward contracts and interest rate swaps are estimated by the present value of future cash flows, calculated by using quoted swap curves and exchange rates as of December 31, 2004. Options are revalued using appropriate option pricing models.
      Fair values for listed shares are based on quoted prices at the end of the relevant years. Listed companies consolidated in the Telenor Group or accounted for by using the equity method, are not included in the table below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
      The table below shows book value and fair value of some financial instruments as of December 31, 2004 and 2003:

	Book value	Fair value	Book value	Fair value
	2003	2003	2004	2004

	(in NOK millions)
Financial assets
Listed shares	720	2,955	82	97
Cash and short-term money market investments	7,952	7,952	5,398	5,398
Financial liabilities
Long-term interest-bearing liabilities(1)	(23,479)	(24,743)	(21,247)	(22,528)
Short-term interest-bearing liabilities(1)	(3,273)	(3,356)	(4,005)	(4,050)
Instruments used for interest rate and exchange rate risk management
Gain interest rate swaps	—	285	7	437
Loss interest rate swaps	—	(377)	—	(432)
Interest rate options asset	49	90	54	28
Interest rate options liability	—	(24)	(7)	(7)
Gain cross currency interest rate swaps(1)	1,944	2,235	1,731	2,023
Loss cross currency interest rate swaps(1)	(954)	(670)	(1,072)	(1,124)
Gain foreign currency forward contracts	12	12	122	122
Loss foreign currency forward contracts	(62)	(62)	(54)	(54)

(1)	These items are included in interest-bearing liabilities in the balance sheet, see note 20.
22. NON-INTEREST-BEARING LIABILITIES

	2003	2004

	(in NOK millions)
Accounts payable	3,750	3,806
Government taxes, tax deductions etc.	2,135	2,072
Dividends payable	1,776	2,603
Current taxes	641	321
Accrued expenses	4,474	4,342
Prepaid revenues	3,163	3,503
Provision for workforce reductions and loss contracts(1)	432	762
Other current liabilities	695	732

Total current non-interest-bearing liabilities	17,066	18,141
Long-term non-interest-bearing liabilities	754	572

Total non-interest-bearing liabilities	17,820	18,713

(1)	See note 11.
23. PLEDGES AND GUARANTEES

	2003	2004

	(in NOK millions)
Interest-bearing liabilities secured by assets pledged	2,692	2,184
Book value of assets pledged	8,148	8,752

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
      Pledged assets and the liabilities secured by pledged assets as of December 31, 2004 related primarily to DiGi.Com, GrameenPhone and the satellite leases (Thor II and Thor III).

	2003	2004

	(in NOK millions)
Guarantees	2,557	2,169
      Guarantees provided where the related liability is included in the balance sheet are not shown in the table. Furthermore, purchased bank guarantees are not included. Guarantees provided in connection with entering into the Cross Border QTE Leases are not included in the preceding table, see notes 15, 20, 21 and 32. These guarantees are provided for the payment of all lease obligations. As of December 31, 2004 and 2003 these guarantees amounted to NOK 6,459 million (USD 1,070 million) and NOK 7,165 million (USD 1,073 million), respectively.
      The table above includes a guarantee liability of approximately NOK 917 million related to Bravida ASA (NOK 854 million as of December 31, 2003), primarily in connection with Bravida ASA’s deliveries to a project in Sweden, see note 26.
      In 2004, Telenor provided guarantees for the purchase of mobile network equipment in Pakistan, amounting to NOK 876 million as of December 31, 2004. In addition Telenor provided a performance guarantee of NOK 151 million for the fulfillment of the license requirements in 2008.
      Telenor has provided a guarantee for a termination fee of the satellite leases (Thor II and Thor III) of NOK 151 million per 2004 (NOK 271 million as of December 31, 2003). The leasing periods end in 2009 and 2010, respectively.
      In addition, Telenor has provided performance and payment guarantees to external parties of an aggregate amount of approximately NOK 74 million as of December 31, 2004 (NOK 81 million as of December 31, 2003).
      Telenor’s guarantee as of December 31, 2003 to Intelsat Ltd. of NOK 781 million for the fulfillment of the committed investment in satellite capacity in 2004 and the guarantee for up to approximately NOK 570 million in favor of the lenders of interest-bearing financing to the associated company ONE GmbH were terminated in 2004.
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
      In January 2003, Telenor Eiendom Holding AS (previously Telenor Communication AS) initiated proceedings against the Norwegian tax authorities before the Oslo District Court relating to the disallowance of a tax loss for the fiscal year 2001 from the sale of shares in Sonofon Holding A/S from Telenor Eiendom Holding AS to Dansk Mobil Holding AS. The disputed amount is approximately NOK 8.6 billion, corresponding to a potential tax benefit of approximately NOK 2.4 billion should Telenor prevail in the tax case. Hearings were held before the Oslo District Court in January 2004 and a decision favorable to Telenor Eiendom Holding AS was issued on June 14, 2004. The tax authorities appealed the judgment and main

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
proceedings before the Court of appeal (Borgarting Lagmannsrett) are scheduled to be held on November 14 to 18, 2005.
      In November 2003, Sense Communication ASA initiated legal proceedings against Telenor Mobil AS before the Oslo District Court claiming up to NOK 170 million, excluding interests, based on allegations that our prices set forth in a service provision agreement for the period 2000 to 2003 had been excessive and not in accordance with the requirements for cost-oriented pricing. Sense gave notice to the effect that the claim might be recalculated in order to include the year 2003 and other relevant years according to financial information to be filed by Telenor. On November 2, 2004, the Asker and Bærum District Court made a judgment in favor of Telenor Mobil. Sense appealed the case to the Court of Appeal and main proceedings before the Court of appeal are scheduled to 8 February 2006. In its appeal, Sense has increased the claim to NOK 300 million plus interests and legal costs. This claim also covers the years 2003 and 2004.
      The liquidators of Enitel AS have initiated legal proceedings against Telenor Telecom Solutions AS and Telenor Mobil AS before the Asker and Bærum District Court. The claim for damages and reimbursement of NOK 121 million plus interest is based on alleged overcharging for leased lines and traffic terminated in our fixed and mobile networks for the period of 1997 to 2001. The court hearings commenced on January 17, 2005. In a judgment from Asker and Bærum District Court dated March 14, Telenor Telecom Solutions AS and Telenor Mobil AS were acquitted. An appeal from the liquidators of Enitel AS must be filed before April 14, 2005.
      In March 2004, Telenor Mobil AS was summoned to appear before the Conciliation Board, the first step in Norwegian civil court proceedings before a case is transferred to the competent court if no settlement is reached between the parties, in connection with a complaint filed by Tele2. Tele2 is claiming repayment of approximately NOK 113 million plus interests and legal costs based on the allegation that the prices charged by Telenor Mobil for resale of mobile telephone services under the service provider agreement with Tele2 have not been in accordance with the requirements for cost-oriented pricing. In accordance with the parties’ request, on May 18, 2004 the Conciliation Board decided to refer the case to the District court. As a consequence, Tele2 must file the claim before ordinary court no later than May 2005. As of March 31, 2005, no claim had been filed.
Disputes mentioned in note 24 to the Telenor’s financial statements for 2003, for which a verdict has been reached.
      The legal proceedings initiated by Teletopia against Telenor Mobil AS before the Court of Appeal resulted in a judgment in favor of Telenor. Teletopia filed an appeal with the Supreme Court but the case was not admitted. The judgment is therefore legally binding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
25. CONTRACTUAL OBLIGATIONS
      The Group has entered into agreements with fixed payments in the following areas as of December 31, 2004:

						After
	2005	2006	2007	2008	2009	2009

	(in NOK millions)
Rent of premises	737	637	514	475	453	1,718
Rent of cars, office equipment, etc.	63	40	21	6	1	—
Rent of satellite- and net-capacity	1,052	227	180	156	132	732
IT-related agreements	372	202	163	145	294	84
Other contractual obligations	565	123	73	31	31	37
Committed investments
Properties and equipment	2,478	152	71	30	30	30
Other contractual investments	13	—	—	—	—	—

Total contractual obligation	5,280	1,381	1,022	843	941	2,601

      The table does not include agreements under which Telenor has no committed minimum purchase obligations. Future non-committed investments due to the UMTS licenses in Norway and Hungary are not included. Rent of satellite and networks capacity includes payments under a MVNO-agreement (Mobile Virtual Network Operator) of NOK 558 million in 2005.
      Committed investments in 2005 are primarily mobile networks in Pakistan, Ukraine (Kyivstar), Malaysia (DiGi.Com) and Bangladesh (GrameenPhone).
26. RELATED PARTIES
      As of December 31, 2004 Telenor ASA was 54.0% owned by the Norwegian state, through the Ministry of Trade and Industry, (including treasury shares).
      The Norwegian telecommunications market is governed by the Electronic Communications Act of June 25, 2003 and other regulations issued pursuant to this Act, as well as by concessions (licenses) for certain activities in 2004. Until it expired September 1, 2004, Telenor had to provide and maintain Universal Service Obligations (USO) according to the concession on fixed network. Thereafter it was carried on through an agreement between Telenor and the Norwegian Ministry of Transport and Communications. The USO obligation entails among other things the provision of PSTN telephony to all households and companies, public pay phones, services for the disabled, emergency services. In addition, Telenor was in 2004 subject to Special Service Obligations (SSO) — the defense of Norway, coastal radio, services concerning Svalbard, wire services for ships, provisions of emergency lines for the police, fire department and ambulances. Telenor receives no compensation from the state for the provision of USO services, whereas compensation is given to Telenor for the provision of SSO. In 2004, 2003 and 2002 Telenor received NOK 72 million, NOK 69 million and NOK 86 million, respectively, under this agreement.
      Telenor provides mobile and fixed telephony services, leased lines, customer equipment, Internet connections, TV distributions, IT operations/ services and sale of software to the state and companies controlled by the state in the normal course of business and at arm’s-length prices.
      Telenor pays an annual fee to the Norwegian Post and Telecommunications Authority (“PT”) for delivering telephony and mobile services. The fee was NOK 108 million, NOK 87 million and NOK 81 million in 2004, 2003 and 2002, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
      GrameenPhone Ltd. borrowed NOK 50 million from NORAD. As of December 31, 2004, the remaining loan amounted to NOK 47 million. NORAD is part of the Minstry of Foreign Affairs. The fixed rate loan has an interest of 3.4% and was an interest-only loan until June 30, 2004, and is thereafter paid down until December 31, 2010.
      Canal Digital is a wholly-owned subsidiary of Telenor, performing satellite Broadcasting. Telenor owned the company 50% until June 30, 2002, when Telenor completed the acquisition of the remaining 50% of the company and started consolidating the company. Canal Digital had agreements to purchase products and services from other Telenor companies, mainly satellite broadcasting and cards for TV-decoders. The total amount invoiced for these products and services was NOK 223 million in 2002 (half year). The transactions were based on arm’s-length agreements.
      Associated companies abroad hire personnel from Telenor. A total of NOK 12 million, NOK 24 million and NOK 21 million were invoiced for these services in 2004, 2003 and 2002, respectively.
      Bravida ASA has been an associated company from November 1, 2000, when Bravida AS was merged with BPA AB. Telenor’s ownership share was 47.05% as of December 31, 2004. According to a shareholders agreement entered into at the time of the merger, Telenor shall decrease its ownership share in event of a listing of Bravida ASA. In 2004, Group companies purchased goods and services for NOK 1,170 million from Bravida ASA, NOK 1,305 million in 2003 and NOK 1,868 million in 2002, mainly for installation and other services. NOK 67 million, NOK 92 million and NOK 85 million in 2004, 2003 and 2002, respectively, were invoiced from Group companies to Bravida, primarily for sale of administrative services. Bravida’s Telecom and IKT businesses were sold to external parties at the end of 2004. Hence, Telenor’s business relations with Bravida ASA will be reduced significantly. The transactions are based on arm’s-length prices.
      Telenor had provided guarantees related to Bravida ASA of with a frame of approximately NOK 917 million as of December 31, 2004 (approximately NOK 854 million as of December 31, 2003). This is primarily related to a fulfillment guarantee regarding Bravida’s deliveries to the project Södra Länken, which is an engineering contract in Sweden. The guarantee was provided by Telenor in 2000 when Bravida AS was a subsidiary. Bravida has a guarantee period of two years after completion. The project was completed towards the end of 2004.
      Telenor had outstanding receivables of approximately NOK 283 million on Bravida ASA as of December 31, 2004, of which approximately NOK 272 million was long-term loans in the form of preference capital (receivables of NOK 553 million as of December 31, 2003, of which NOK 551 million was long term loans).
      Outstanding liabilities to Bravida were NOK 7 million as of December 31, 2004 (NOK 86 million as of December 31, 2003). During 2004, Telenor sold parts of the outstanding loans to another shareholder in Bravida ASA at face value. At 30 December 2004 all of the outstanding shareholder loans on Bravida ASA were converted to preference capital. The preference capital has the right to a dividend of 15% (13% in 2005) pursuant to the Norwegian Companies Act and has priority over ordinary share capital.
      The associated company TeleVenture Management AS performed management services for Telenor Venture AS, Telenor Venture II ASA and Telenor Venture III AS. TeleVenture Management AS invoiced NOK 14 million in 2004, NOK 18 million in 2003 and NOK 21 million in 2002. Telenor Venture AS and Telenor Venture III AS were sold in December 2003 and 2004 respectively. In connection with the sale of Telenor Venture III AS in 2004, Telenor recorded an additional compensation of NOK 34 million to TeleVenture Management AS as a reduction in the gain from the sale.
      In 2001, Zebsign AS was established with 50% ownership by Telenor, delivers services for electronic identification and signature. In 2004, Zebsign AS had revenues for sale to Telenor companies of NOK 1 million, NOK 1 million in 2003 and NOK 41 million in 2002. Zebsign AS had a loan from Telenor

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
of NOK 15 million as of December 31, 2004 that is to be converted to share capital in 2005. In February 2005, Telenor entered into an agreement to sell its shares in Zebsign AS, and guarantees the financing of the operations of Zebsign AS until the buyer takes over the company.
      Telenor acquired the associated company Glocalnet AB as of December 31, 2002. Towards the end of 2003 Telenor sold the residential customer base and associated receivables to Glocalnet AB for NOK 70 million (SEK 80 million). Telenor invoiced Glocalnet AB NOK 494 million in 2004 and NOK 361 million in 2003 for telephony and dial-up Internet services. Accounts receivable from Glocalnet AB was NOK 120 million as of December 31, 2004 and NOK 124 million as of December 31, 2003.
      Nera Satellite Services Limited is a subsidiary of World Wide Mobile Communications AS, which is an associated company of Telenor. Telenor sells Inmarsat traffic to Nera Satellite Services Limited, and invoiced NOK 84 million, NOK 131 million and NOK 104 million in 2004, 2003 and 2002, respectively. Nera Satellite Services Limited had accounts payable towards Telenor of NOK 13 million as of December 31, 2004 and NOK 19 million as of December 31, 2003.
      HMS Norge AS was established October 1, 2003 with 50% ownership by Telenor. HMS Norge AS provided health, environment, and security services. Telenor bought services for NOK 10 million in 2004 and NOK 4 million in 2003. As of December 31, 2004 HMS Norge AS had total receivables of NOK 3 million from Telenor (NOK 3 million as of December 31, 2003).
      Telenor Renhold & Kantine AS, which is an associated company of Telenor, delivers cleaning and canteen services to Telenor. The company had revenues for sale to Telenor companies of NOK 106 million, NOK 113 million and NOK 111 million in 2004, 2003 and 2002, respectively. Telenor Renhold & Kantine AS had receivables of NOK 4 million as of December 31, 2004 and NOK 15 million as of December 31, 2003.
      During 2004, Jan Edvard Thygesen was a member of the Group Management. Olin Info Partner, a company owned by a closely related party of him, delivered consultancy services to Telenor Norge AS. The company was paid NOK 366,987 for these services in 2004.
27. ADDITIONAL INFORMATION ABOUT CASH FLOW
Purchase and sale of subsidiaries and associated companies
      The table below shows how the main items in the consolidated balance sheet are effected of purchase and sale of subsidiaries and associated companies and is reconciliated against the items in the consolidated cash flow statement which show the cash payments on purchase and cash receipts from sale of subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
and associated companies net of cash received and transferred. Please see note 1 for further information on significant purchases and sales.

	2002	2003	2004

	(In NOK millions)
Purchase of subsidiaries and associated companies
Associated companies	962	1,552	112
Total other fixed assets	17,864	—	13,773
Total current assets	2,416	—	1,353
Total liabilities	(7,308)	—	(5,883)
Minority interests	(735)	—	—
Book value of associated companies at the time of acquisition	(1,670)	—	(4,215)
Recorded directly to equity	658	—	—
Purchase price	12,187	1,552	5,140
Of which cash paid	(12,551)	(506)	(6,421)
Cash in subsidiaries purchased	319	—	140
Cash payment on purchase of subsidiaries and associated companies, net of cash received	(12,232)	(506)	(6,281)
Sale of subsidiaries and associated companies
Associated companies	77	2,307	98
Total other fixed assets	115	1,020	124
Total current assets	—	370	553
Total liabilities	—	(247)	(217)
Minority interests	—	(35)	(28)
Gain (loss) and translation adjustments of sales	—	299	502
Sales price	192	3,714	1,032
Of which cash received	192	2,440	953
Cash in subsidiaries sold	(1)	(113)	(104)
Cash received on sale of subsidiaries and associated companies, net of cash transferred	191	2,327	849
      The difference between purchase price and cash payments in 2004 was primarily related to the payment of the shareholder’s loan to Sonofon Holding A/S which Telenor took over at the time of purchase of the remaining shares in Sonofon Holding A/S. The loan is not included in the purchase price. Telenor increased its ownership interests in some subsidiaries in 2004, 2003 and 2002, which resulted in cash payments without changes in book values in the consolidated balance sheet. Purchase of shares in exchange for shares in businesses reduced the cash payments in 2003 compared to the purchase price.
      The difference between sales price and cash receipts in 2004 was primarily related to the sale of Telenor Venture III AS where parts of the sales price will be received in future periods. Sale of shares in exchange for shares in businesses reduced the cash receipts in 2003 compared to the sales price.
Restricted bank accounts

	2002	2003	2004

	(in NOK millions)
For employees’ tax deduction	88	22	6
Other	45	32	17

Total	133	54	23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
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
Material non-monetary transactions

	2002	2003	2004

	(in NOK millions)
Investments in businesses	105	2,403	69
Investments in licenses — part not paid in the year of the grant	—	—	1,091
Financial leases	346	27	—

Total	451	2,430	1,160

      Investments in businesses in 2004 was the exchange of shares on the sale of businesses to the associated company The Mobile Media Company. Investment in licenses in 2004 were related to the purchase of a UMTS-license in Hungary and a mobile license in Pakistan. The part not paid in 2004 was approximately NOK 0.4 billion and NOK 0.7 billion, respectively. Investments in businesses in 2003 consisted primarily of the following transactions related to changes in ownership interests: sales of shares in Comincom/ Combellga in exchange for shares in Golden Telecom Inc. (NOK 1.3 billion recorded as associated companies), the sale of shares in Inmarsat in exchange for an ownership interest in Inmarsat’s new holding company (NOK 0.7 billion recorded as shares and other investments), and the sale of shares in A-Pressen ASA in exchange for shares in APR Media Holding AS (NOK 0.4 billion recorded as associated companies).
28. MANAGEMENT COMPENSATION ETC.
      The Group Management consists of Jon Fredrik Baksaas, Arve Johansen, Torstein Moland, Jan Edvard Thygesen, Stig Eide Sivertsen and Morten Karlsen Sørby. As of January 26, 2005 Asmund Løset and Berit Svendsen stepped down from the Group Management.
      Aggregate remuneration (salary, bonus etc and other compensation) for the Group Management (8 persons) for 2004 was NOK 24,034,839. In addition Telenor also paid pension premiums of NOK 1,183,108. The aggregate remuneration for the Board of Directors, the Corporate Assembly for 2004 was NOK 1,785,350 and NOK 401,000, respectively. In addition, remuneration for the audit and nomination committees was in total NOK 157,000. The members of the Board of Directors have no agreements which entitles them to extraordinary remuneration in the event of termination or change of office or agreement for bonus, profit sharing, options or similar.
      The annual salary for the president and chief executive officer (CEO) Jon Fredrik Baksaas was NOK 3,500,000 for 2004. Pension costs for the CEO was NOK 1,968,000 inclusive social security tax NOK 243,000, and other benefits were NOK 112,395 in 2004. Jon Fredrik Baksaas has a bonus agreement for 2004 with a maximum payment of 6 months of fixed salary. In 2003, he was granted 250,000 share options with a maturity of 7 years. In 2002, when he was appointed President and CEO he was granted 150,000 share options and another 100,000 in the share option program in 2002. Telenor’s pension plan gives Mr. Baksaas the right to retire at the age of 60 with a supplementary pension, resulting in a total pension equal to 66% of pension-qualifying income. Pension-qualifying income is restricted to NOK 3,000,000, adjusted annually with the Consumer Price Index. The first adjustment occurred on January 1, 2003. Mr. Baksaas has the right to receive salary for a period of 24 months if Telenor terminates the employment, provided that he does not undertake any other employment during such period, in which case the payment

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
would be reduced by 75% of the salary for the new employment. There will be no holiday payment on this amount. The agreed period of termination notice is six months.
      The table below shows information for each member of the current Group Management, except for Jon Fredrik Baksaas, which is mentioned above.

				Share	Share	Share
	Agreed period	Severance		Options	Options	Options
Name/title	of notice	Pay	Pension benefits	2002(1)	2003(1)	2004(1)

Senior Executive Vice President Arve Johansen(2)	6 months	6 months	66% of Pension-qualifying income at the date of retirement with the right to retire at the age of 60. The Pension-qualifying income will be equal to the salary of December 31, 2004, with an annual regulation according to the consumer price index.	100,000	100,000	—
Senior Executive Vice President and CFO, Torstein Moland(2)	6 months	6 months	66% of Pension-qualifying income at the date of retirement with the right to retire at the age of 60. The Pension-qualifying income will be equal to the salary of December 31, 2004, with an annual regulation according to the consumer price index.	100,000	100,000	—
Executive Vice President Stig Eide Sivertsen	6 months	No	66% of Pension-qualifying income at the date of retirement with the right to retire at the age of 62. The Pension-qualifying income will be equal to the salary of December 31, 2004, with an annual regulation according to the consumer price index.	75,000	75,000	—
Executive Vice President Jan Edvard Thygesen	6 months	6 months	66% of Pension-qualifying income at the date of retirement with the right to retire at the age of 62. The Pension-qualifying income will be equal to the salary of December 31, 2003, with an annual regulation according to the consumer price index.	75,000	75,000	—
Executive Vice President Morten Karlsen Sørby	6 months	6 months	66% of Pension-qualifying income at the date of retirement with the right to retire at the age of 62. The Pension-qualifying income will be equal to the salary of December 31, 2002, with an annual regulation according to the consumer price index.	70,000	75,000	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
The bonus frame was 6 months of fixed salary in 2004. If the budget is reached (under any given bonus criterion), 50% of the bonus is paid. 100% of the bonus may only be paid as a result of exceptional financial performance exceeding budget.

(1)	The share option programs for 2002, 2003 and 2004 are described in note 29.

(2)	Arve Johansen and Torstein Moland, both have agreements which entitle them to a possible transfer to other tasks within the organization with the right to compensation of half their salary. These agreements relate to a specified time period up to the age of retirement. The future pension benefits are based on the salary at the time of transfer to other work.
      Total loans to employees were NOK 38 million as of December 31, 2004. The loans were mainly provided to finance cars purchased by the employees as an alternative to company cars, loans for house purchase in two of the foreign subsidiaries and loans in connection with the purchase of shares in the employee stock ownership program in November 2004 (NOK 14 million as of December 31, 2004). The loans for purchase of shares were limited to NOK 5,992 per employee after discount. Loans for purchase of shares are non-interest-bearing and have terms of 12 months.
      None of the directors have loans in the company.
      The number of shares owned by the members of the Board of Directors, Deputy Board Members, the Corporate Assembly and the Group Management as of December 31, 2004 is shown below. Shares owned by the Board of Directors, Deputy Board Members and the Group Management include closely related parties.

Number of
shares as
of 31.12.2004

The Board of Directors
Thorleif Enger	2,000
Bjørg Ven	10,000
Harald Stavn	3,689
Per Gunnar Salomonsen	1,857
Irma Tystad	813
Deputy Board Members
Helge Enger	1,582
Roger Rønning	1,382
Ragnhild Hundere	275
Hjørdis Henriksen	275
The Corporate Assembly
Mona Røkke	200
Berit Kopren	275
Stein Erik Olsen	1,035
Arne Jenssen	407

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group

Number of
shares as
of 31.12.2004

The Group Management
Jon Fredrik Baksaas	29,697
Torstein Moland	20,199
Arve Johansen	44,977
Morten Karlsen Sørby	7,639
Jan Edvard Thygesen	56,123
Stig Eide Sivertsen	28,610
Asmund Løset	3,304
Berit Svendsen	7,939
Fees to the auditors
      The table below summarizes suggested audit fees for 2004 and 2003 and fees for audit related services, tax services and other services invoiced to Telenor during 2004 and 2003. Fees include both Norwegian and foreign subsidiaries.

			Audit		Fees for
	Audit fees		related fees		tax services		Other fees

	2003	2004	2003	2004	2003	2004	2003	2004

	(in NOK millions excluding VAT)
Telenor ASA
Group Auditor	2.6	2.6	4.9	2.9	1.1	1.2	—	—
Other Auditors	—	—	1.1	—	—	—	0.4	—
Other Group companies
Group Auditor	21.9	26.4	12.2	7.1	5.2	4.0	1.0	0.7
Other Auditors	3.1	0.2	2.5	—	1.3	0.1	1.1	0.1
      Fees for audit services include fees associated with the required statutory audits and the reviews of the Company’s quarterly reports. Audit-related fees principally include due diligence in connection with acquisitions and dispositions, information system audits and regulatory reporting audits. Tax fees include review of tax compliance and tax advice, mainly outside Norway.
29. SHARE OPTION PLANS
      In the Telenor Group there are three share options programs: One for shares in Telenor ASA, one for the listed subsidiary company EDB Business Partner ASA and one for the subsidiary Utfors AB. The option program for Utfors AB was terminated in February 2004 without any exercise in 2003 or 2004, and is therefore not disclosed.
Option program for shares in Telenor ASA
      85 managers and key personnel were granted options in 2002 and 110 managers and key personnel were granted options in 2003. 12 new managers and key personnel were granted options in 2004.
      For options granted in 2002: One third of the options vest each of the three years subsequent to the date of grant. The latest possible exercise date is seven years subsequent to the grant date. The exercise price corresponds to the average closing price at Oslo Stock Exchange five trading days prior to the grant date, increasing with an interest per commenced month corresponding to 1/12 of 12 months NIBOR (Norwegian Interbank interest rate). The options may only be exercised four times a year, during a ten-day period after

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
the publication of the company’s quarterly results. The latest possible exercise price is NOK 50.96 for options granted February 21, 2002. For options granted to Jon Fredrik Baksaas June 21, 2002, the latest exercise price is NOK 42.12.
      For options granted in 2003 and 2004: One third of the options vest each of the three years subsequent to the grant date and are exercisable if the stock price at the time of exercise is higher than the average closing price at Oslo Stock Exchange five trading days prior to the date of grant, adjusted with 5.38% per year. The latest possible exercise date is seven years subsequent to the grant date. The exercise price corresponds to the average closing price at Oslo Stock Exchange five trading days prior to the grant date, which was NOK 26.44 for options granted in 2003 and NOK 48.36 for options granted in 2004. The options may only be exercised four times a year, during a ten-day period after the publication of the company’s quarterly results.

		Average exercise price
		at the end
Share Options Telenor ASA	Share options	of option life(1)

Options granted in 2002 (February 21)	2,520,000	50.96
Options granted in 2002 (June 21)	150,000	42.12
Options forfeited in 2002	55,000	50.96
Balance at December 31, 2002	2,615,000	50.45
Options granted in 2003	2,850,000	26.44
Options forfeited in 2003	290,000	32.36
Options exercised in 2003	71,667	50.96
Balance at December 31, 2003	5,103,333	38.06
Options granted in 2004	380,000	48.36
Options forfeited in 2004	45,000	26.98
Options exercised in 2004	1,027,994	36.28
Balance at December 31, 2004	4,410,339	33.97
      The table below details Telenor’s options outstanding by related option exercise price as of December 31, 2004 and is based on the latest exercise price. All options may be exercised prior to the termination of the plan.

			Weighted
			Average	Options
			Remaining Life	Exercisable
			as of	as of
Weighted Average		Options	December 31,	December 31,
Exercise Price		Outstanding	2004	2004(1)

(in NOK)(1)
50.96	(2)	1,630,335	4 years	913,667
42.12	(3)	150,000	4 years	100,000
26.44	(4)	2,250,004	5 years	583,328
48.36	(5)	380,000	6 years	—

(1)	Exercise price for the share option programs of 2002 are calculated at the latest possible date of exercise, and based on 12 month NIBOR implied forward rates calculated of the spot curve (February 20 and June 20, each year, respectively). For the share option programs of 2003 and 2004, the exercise prices are fixed throughout the options’ terms. The options may only be exercised in a period right after the publication of Telenor’s quarterly financial results.

(2)	First possible exercise was February 2003 for 1/3 of the options.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group

(3)	First possible exercise was July 2003 for 1/3 of the options.

(4)	First possible exercise was February 2004 for 1/3 of the options.

(5)	First possible exercise was February 2005 for 1/3 of the options.
      At the exercise of the options, Telenor maintains the right to redeem options by paying an amount in cash corresponding to the difference between the exercise price and closing price on the day the notification reached the company. The options may be exercised earlier than the end of the options term, as long as they are exercisable.
Option program for shares in EDB Business Partner ASA
      The subsidiary EDB Business Partner ASA had stock compensation plans for its employees. Vested but unexercised options could be carried forward until May 2004, when the program expired.
      600,000 options at an exercise price of NOK 15.94 were granted to the new CEO for EDB Business Partner ASA at the time of appointment in 2003. One third of the options vest each of the three years subsequent to the grant date and are exercisable if the stock price at time of exercise is higher than the exercise price adjusted with 5.38% per year. The options may only be exercised four times a year, during a ten-day period after the publication of the company’s quarterly results. The latest possible exercise date is seven years after the grant.
      In connection with the 2004 Annual General Meeting an option plan, consisting of a maximum of 1,300,000 options, was granted to the rest of the management and key employees. Of these options 989,994 were granted in April 2004 at an exercise price of NOK 45.55, and 25,000 options were granted in November 2004 at an exercise price of NOK 44.83.
      Any subsequent options will be granted at an exercise price corresponding to the average stock price five days before the options are granted. Half of the options vest each of the two years subsequent to the grant date and are exercisable the following year if the stock price at the time of exercise is higher than the exercise price adjusted with 5.38% per year. The options can only be exercised four times a year, during a 3 to 10 day period after the publication of the company’s quarterly results.

		Weighted average
	Share options	exercise price

		(NOK)
Balance at December 31, 2001	9,955,850	126.7
Options granted in 2002	269,445	67.0
Options exercised in 2002	—	—
Options forfeited in 2002	528,620	129.6
Balance at December 31, 2002	9,696,675	124.9
Options granted in 2003	600,000	15.9
Options exercised in 2003	—	—
Options forfeited in 2003	411,678	137.9
Balance at December 31, 2003	9,884,997	117.7
Options granted in 2004	1,014,994	45.5
Options exercised in 2004	—	—
Options forfeited in 2004	9,284,997	118.7
Balance at December 31, 2004	1,614,994	34.5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
      The table below details EDB Business Partner’s options outstanding by related option exercise price and is based on the latest exercise dates. Some options may be exercised prior to the termination of the plan.

			Options
			Exercisable
		Weighted	as of
Weighted Average	Options	Average	December 31,
Exercise Price	Outstanding	Remaining Life	2004

(in NOK)		(in years)
15.94	600,000	5.5	200,000
45.55	989,994	1.8	—
44.83	25,000	2.4	—
30. NUMBER OF SHARES, OWNERSHIP ETC.
      As of December 31, 2004, Telenor ASA had a share capital of NOK 10,498,182,282 divided into 1,749,697,047 ordinary shares with a nominal value of NOK 6 each. All shares have equal voting rights and the right to receive dividends. As of December 31, 2004, the company had 14,571,700 treasury shares.
      At the annual general meeting held May 6, 2004, it was resolved to grant an authority to the board of directors to increase the share capital up to NOK 524,760,294 through issuance of up to 87,460,049 ordinary shares of NOK 6 nominal value each. Such authority lasts until July 1, 2005. The Board of Directors may waive the pre-emptive rights of shareholders to such shares. The authority includes the issuance of shares for consideration other than cash and the issuance of shares in a merger. The purpose of the authority is to place the company in a better position for further growth. Such an increase in share capital may also be used in share option plans for key personnel and share ownership programs for employees. Employee share ownership programs took place in 2002, 2003 and 2004, under which 92,736 shares at a nominal value of NOK 6 each were subscribed for in December 2004 related to the 2003 stock ownership program for employees. Telenor ASA allotted share options to managers and key employees in February and July 2002, and in February 2003 and 2004, see note 28.
      In accordance with the authority given by the Annual General Meeting on May 6, 2004 Telenor reduced its share capital with NOK 332,669,784 in July 2004. This was done through the cancellation of 40,913,172 treasury shares and through redemption of 14,531,792 shares from the Ministry of Trade and Industry.
      At the annual general meeting May 6, 2004, approval was given for the Board of Directors to acquire 174,920,098 treasury shares with a nominal value totaling up to NOK 1,049,520,588. The amount paid per share shall be a minimum of NOK 6 and a maximum of NOK 200. This authorization is valid until July 1, 2005.
      In 2004 Telenor acquired 14,939,900 treasury shares in accordance with this authorization. In November 2004 368,200 of these shares were used for a stock ownership program for employees. In March 2004, Telenor entered into an agreement with its largest shareholder, the Kingdom of Norway, represented through the Ministry of Trade and Industry. According to the agreement the Board of Directors will propose to the Annual General Meeting that the shares that were bought back are cancelled. The Board will also propose a redemption and cancellation of shares from the Ministry of Trade and Industry. As a consequence the Kingdom of Norway’s ownership percentage in Telenor remains unchanged. The Ministry of Trade and Industry has obliged itself to vote for the reduction of the share capital at the annual general meeting in 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
      The following shareholders had 1% or more of the total number of the 1,749,697,047 outstanding shares (including 14,571,700 treasury shares) as of December 31, 2004:

	Number
Name of shareholders	of shares	%

Ministry of Trade and Industry	944,626,908	53.99
State Street Bank (nominee)	94,390,278	5.39
National Insurance Scheme Fund	63,193,800	3.61
JPMorgan Chase Bank	38,659,400	2,21
JPMorgan Chase Bank (nominee)	24,876,033	1,42
Mellon Bank AS (nominee)	23,935,009	1,37
      As of December 31, 2003, the Norwegian State’s ownership was 62.63%. In March 2004, the Norwegian State, through the Ministry of Trade and Industry, reduced its ownership through a sale to institutional and other investors.
31. LICENSES
      The table below summarizes the main operating licenses held by Telenor ASA and subsidiaries:

			License	License
Company	Licenses	Network Type	Granted	Expiration Date

Telenor ASA/Telenor Mobil AS	GSM 900 GSM 900 GSM 1800 UMTS	GSM/GPRS/EDGE W-CDMA	1992 2001 1998 2000	2005 2013 2010 2012
Sonofon Holding A/S	GSM 900 GSM 1800	GSM/GPRS	1997 1997	2012 2007
Pannon GSM Rt	GSM 900 GSM 1800 UMTS	GSM/GPRS/EDGE W-CDMA	1993 1999 2004	2008 2014 2019
Kyivstar GSM JSC	GSM 900 GSM 1800	GSM/GPRS	1997 2001	2012 2016
DiGi.Com bhd	GSM 1800 EGSM	GSM/GPRS/EDGE	2000	2015
GrameenPhone Ltd.	GSM 900	GSM	1996	2011
Telenor Pakistan (Private) Ltd.	GSM 900 GSM 1800	GSM/GPRS/EDGE	2004 2004	2019 2019
ProMonte GSM D.O.O.	GSM 900 GSM 1800	GSM/GPRS	2002 2002	2017 2017
Telenor Telecom Solutions AS	Wimax Radio links(1)	Fixed networks	2004 1988	2022 Not time limited

(1)	Telenor is dependent on a number of radio links in the fixed network business, both in and outside Norway, that to a large extent require licenses. The preceding table includes only the Norwegian fixed network business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
      The satellite business is subject to regulations, both in and outside Norway. The most important are rights to orbit positions, where Telenor is at 1-degree west, and frequencies that are administered by ITU (International Telecommunication Union). Furthermore, Telenor holds uplink licenses in Norway, Sweden, Denmark, Finland, Bulgaria and United Kingdom (UK). Uplink licenses provide rights for transmission of signals from earth stations to satellites.
      Telenor also holds licenses for terrestrial broadcasting in Norway.
      In addition associated companies hold a number of licenses, which are important for their operations.
32. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      The Group’s consolidated financial statements have been prepared under Norwegian GAAP, which differs in certain respects from US GAAP.
      The principal differences between the Group’s accounting principles under Norwegian GAAP and US GAAP are set out below:
Reconciliation of net income (loss) from Norwegian GAAP to US GAAP

	Note	2002	2003	2004

		(in NOK millions, except per
		share amounts)
Net income (loss) in accordance with Norwegian GAAP		(4,298)	4,560	5,358
Adjustments for US GAAP:
Depreciation of capitalized interest associated companies	1	(3)	(8)	(8)
Pensions	2	(24)	(25)	(25)
Amortization of license costs and related goodwill	3	(2)	(8)	(7)
Temporary investments in entities	4	12	67	(14)
Stock compensation	7	—	(42)	(54)
Sale and lease back of properties	8	49	(3)	10
Derivative financial instruments	9	47	(173)	(58)
Goodwill amortization	10	1,631	1,038	1,193
Goodwill impairment	10	(390)	—	(962)
Measurement date	11	12	(3)	(5)
Sale of software	12	(345)	78	51
Reversal of write-downs	13	—	(160)	58
Prepayments on equal terms	19	—	12	578
Asset retirement obligation	14	—	(38)	(48)
Amortization net excess value subsequent acquisitions	15	—	—	(29)
Sale of business with extension of service contract	22	—	—	(256)
Cumulative effect of change in accounting principle	14	—	(258)	—
Other differences		—	28	(71)
Tax effect of US GAAP adjustments	16	(68)	90	(102)
Minority interests	7	(279)	(119)	30

Net income (loss) in accordance with US GAAP		(3,658)	5,036	5,639

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group

	Note	2002	2003	2004

		(in NOK millions, except per
		share amounts)
Net income (loss) per share
— Cumulative effect on prior years of change in accounting principle		—	(0.10)
— In accordance with US GAAP (basic)		(2.06)	2.84	3.22
— In accordance with US GAAP (diluted)		(2.06)	2.84	3.22
Revenue in accordance with US GAAP		47,879	52,826	67,801
Operating profit in accordance with US GAAP		479	8,297	6,422
Profit (loss) before taxes and minority interests		(4,148)	7,930	9,303
Taxes in accordance with US GAAP		412	(2,286)	(2,658)
Minority interest in accordance with US GAAP		78	(609)	(1,006)
Reconciliation of shareholder’s equity from Norwegian GAAP to US GAAP

	Note	2003	2004

		(in NOK millions)
Shareholder’s equity in accordance with Norwegian GAAP		37,237	37,594
Adjustments for US GAAP:
Dividends	17	1,776	2,603
Capitalized interest associated companies	1	17	9
Pensions	2	91	66
Amortization of license costs and related goodwill	3	12	5
Temporary investments in entities	4	(31)	(45)
Gains on subsidiaries’ equity transactions and disposal of shares in subsidiary	5	700	700
Marketable equity securities — net of tax	6	1,676	15
Stock compensation	7	(214)	(268)
Sale and lease back of properties	8	(71)	(61)
Derivative financial instruments	9	(251)	(298)
Goodwill amortization	10	2,708	3,901
Goodwill impairment	10	(390)	(1,352)
Measurement date	11	680	675
Sale of software	12	(267)	(216)
Minimum pension liability	2	(113)	—
Reversal of write-downs	13	(160)	(102)
Asset retirement obligation	14	(296)	(344)
Subsequent acquisition	15	74	109
Prepayments on equal terms	19	12	590
Sale of business with extension of service contract	22	—	(256)
Other differences		28	(43)
Tax effect of US GAAP adjustments	16	(122)	(317)
Minority interests	5	(561)	(535)

Shareholder’s equity in accordance with US GAAP		42,535	42,430

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group

	Note	2003	2004

		(in NOK millions)
Fixed assets in accordance with US GAAP		83,729	84,180
Current assets in accordance with US GAAP		17,359	16,991
Total assets in accordance with US GAAP		101,088	101,171
Long-term liabilities and provision in accordance with US GAAP		39,255	34,882
Short-term liabilities in accordance with US GAAP		15,473	19,438
The following table reflects the components of comprehensive income (loss) under U.S. GAAP
      Statement of Financial Accounting Standard (SFAS) 130 “Reporting Comprehensive Income” established standards for the reporting and display of comprehensive income (loss) and its components. Comprehensive income includes net income and all changes in equity during a period that arise from non-owner sources, such as foreign currency items and unrealized gains and losses on securities available for sale.

	2002			2003			2004

	Pretax	Tax	Net	Pretax	Tax	Net	Pretax	Tax	Net

	(in NOK million)
Unrealized gain (loss) on securities	(58)	16	(42)	2,343	(656)	1,687	(2,311)	647	(1664)
Net investment hedge	1,139	(269)	870	445	(150)	295	(751)	151	(600)
Minimum pension liability adjustment	(34)	10	(24)	(79)	22	(57)	113	(32)	81
Foreign currency translation	(3,722)	34	(3,688)	586	(38)	548	92	9	101
Other comprehensive income	(2,675)	(209)	(2,884)	3,295	(822)	2,473	(2,857)	775	(2,082)
Reconciliation

	2002	2003	2004

	(in NOK million)
Net income (loss) in accordance with U.S. GAAP	(3,658)	5,036	5,639
Other comprehensive income	(2,884)	2,473	(2,082)

Total comprehensive income (loss)	(6,542)	7,509	3,557

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
Components of equity in accordance with U.S. GAAP:

	December 31,	December 31,	December 31,
	2002	2003	2004

	(in NOK million)
Share capital	10,820	10,824	10,498
Other paid capital	18,634	18,656	17,539
Other equity	9,423	13,685	17,633
Treasury shares	(169)	(169)	(687)
Accumulated other comprehensive income
— unrealized gain (loss) on securities after tax	(24)	1,676	15
— net investment hedge	1,432	1,841	1,079
— foreign currency adjustments	(4,029)	(3,445)	(3,353)
— minimum pension liability adjustments	(34)	(113)	—
— deferred taxes	(254)	(420)	(294)

Total	35,799	42,535	42,430

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
(2)  Pensions
      Under Norwegian GAAP, the Group accounts for pensions according to an accounting standard which is substantially consistent with US GAAP. However, upon adoption, the effect of the change in accounting principle was recorded directly to shareholder’s equity.
      Under US GAAP, the effect of adopting SFAS 87 is amortized over the remaining average service period.
      In accordance with US GAAP, an adjustment is made when the accumulated benefit obligation (ABO) exceeds the fair value of pension plan assets and this difference also exceeds the book value of net pension obligations. Pension obligations and intangible assets are increased by this difference, to the extent of unrecognized net actuarial losses. Any remaining difference is recorded to shareholders equity.
      This is not in accordance with Norwegian GAAP.
      Below is an overview of the net pension obligations in the balance sheet under US GAAP as of

	December 31,	December 31,
	2003	2004

Benefit obligation	911	672
Plan assets	(78)	(22)
Intangible assets	(382)	(47)
Accumulated other comprehensive income	(113)	—
Net pension obligations	338	603

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
(3)  Amortization of license costs and related goodwill
      Up to the end of 1997 the Group amortized license costs and goodwill related to acquired licenses over a period not exceeding 10 years. Effective from 1998 the amortization period has been changed to the term of the license. In accordance with Norwegian GAAP this change has been accounted for as a change of estimate, with no retroactive restatement of prior periods.
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
      Total assets accounted for under the equity method for US GAAP was NOK 10,065 million for the year ended December 31, 2003 and NOK 7,176 million for the year ended December 31, 2004.
      Total assets accounted for under the cost method for US GAAP was NOK 3 million for the year ended December 31, 2003 and –NOK 5 million for the year ended December 31, 2004.
(5)  Subsidiaries equity transactions
      Under Norwegian GAAP, no gains from subsidiaries’ equity transactions and sales of ownership interests in a subsidiary that increases minority interest are recognized. The resulting minority interest is measured at fair value of the consideration paid from the minority. The difference between the recorded equity in the subsidiary and value of the consideration paid by the minority will be amortized or written down through allocating results to minority.
      Under US GAAP, the Group records gains from subsidiary equity transactions (SAB 51 transactions) and sales of ownership interests in a subsidiary that increases minority interest through income.
(6)  Marketable equity securities
      Under Norwegian GAAP, the book value of investments in equity securities that are classified as current assets and managed as a portfolio are adjusted only if the aggregate holdings have a lower estimated fair value than the original cost. Other equity securities are valued at the lower of cost or fair value. Investment in equity securities classified as long-term are valued at the original cost or fair value if the decline in value is not temporary.
      Under US GAAP, marketable equity securities are valued at their fair value for each security. For marketable equity securities classified as available for sale, unrealized gains and losses after tax are recorded directly to shareholder’s equity. All listed shares are classified as available for sale in accordance with SFAS 115.
      As of December 31, 2003 and 2004, available for sale securities at cost amounted to NOK 626 million and NOK 82 million, respectively, with unrealized gain before tax of NOK 2,328 million for December 31, 2003 and NOK 15 million for December 31, 2004, respectively. For the years ended December 31, 2003 and 2004, proceeds from the sale of available for sale securities was NOK 108 million and NOK 3,304 million,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
respectively. The gross realized loss from such sales was NOK 53 million for the year ended December 31, 2003 and a realized gain of NOK 2,586 million for the year ended December 31, 2004.
      In 2004, NOK 1,668 million after tax was reclassified out of other comprehensive income to earnings.
(7)  Share compensation
      In 2002, Telenor introduced a share option program granting options to managers and key personnel. Options to subscribe 2,670,000 of Telenor ASA’s shares were granted in 2002, options to subscribe 2,850,000 of Telenor ASA’s shares were granted in 2003 and options to subscribe 380,000 of Telenor ASA’s shares were granted in 2004.
      Share option plans for the employees of Telenor’s subsidiary EDB Business Partner ASA were terminated in 2004. A separate plan was introduced in 2003 for the new CEO, and a plan for other managers and key personnel in 2004. 600,000 of EDB Business Partner ASA’s shares were granted as options in 2003 and 1,014,944 of EDB Business Partner ASA’s shares were granted as options in 2004.
      In accordance with Norwegian GAAP, no expense was recognized for stock options that did not have any intrinsic value at the grant date.
      Telenor has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) and related interpretations in accounting for its employee stock options. In accordance with APB 25, the measurement date for determining compensation costs for stock options is the first date at which the number of shares the employee is entitled to receive and the exercise price of the options are known. Due to the features of the plans for Telenor ASA and EDB Business Partner ASA, variable plan accounting for these options would apply under US GAAP and the intrinsic value of the options at the end of each reporting period, based on the presumed exercise price and the quoted market price of respective stocks, would be calculated and recorded as compensation expense over the vesting period.
      Disclosure of pro forma information regarding net income and earnings per share for US GAAP is required by SFAS 148, “Accounting for Stock-Based Compensation”, and has been determined as if Telenor and EDB Business Partner ASA had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions. The assumptions for 2004 are shown in the table below.

	Risk free	Dividend	Volatility	Weighted
	rate	yield	factor	average life

Telenor ASA 2002 programs	6.40%	2.0%	31.3%	4.5 years
Telenor ASA 2003 program	4.80%	2.0%	32.3%	4.5 years
Telenor ASA 2004 program	3.13%	2.0%	36.5%	4.5 years
EDB Business Partner ASA 2003 program	5.05%	0.0%	66.9%	4.5 years
EDB Business Partner ASA 2004 programs	2.50%	0.0%	54.4%	1.5 years
      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. Had compensation cost for these plans been determined based upon fair value, the Group’s net income (loss) according to US GAAP would have been the following:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group

	2002	2003	2004

	(in NOK millions except per
	share amounts)
Net income (loss) as reported in accordance with US GAAP	(3,658)	5,036	5,639
Deduct stock based employee compensation expense included in reported net income	—	39	75
Add stock based employee compensation expense determined under fair value based method for all awards	(34)	(25)	(15)

Pro forma net income (loss) in accordance with US GAAP	(3,692)	5,050	5,699

Net income (loss) per share in accordance with US GAAP
Basic as reported in accordance with US GAAP	(2.06)	2.84	3.22
Basic pro forma in accordance with US GAAP	(2.08)	2.84	3.26
Diluted as reported in accordance with US GAAP	(2.06)	2.84	3.22
Diluted pro forma in accordance with US GAAP	(2.08)	2.84	3.26
      The stock options may have a dilutive effect.
      A summary of Telenor ASA’s and EDB Business Partner ASA’s stock option programs and related information is given in note 29.
      Under Norwegian GAAP social security tax related to the exercise of the shared options is expensed for share options granted. Under US GAAP social security tax related to share options is expensed at the date of the exercise of the share options.
(8)  Sale and lease back of properties
      Under Norwegian GAAP, the Group recognized gains from the sale and lease back of properties when the lease back agreement qualify as an operating lease.
      Under US GAAP, only gains from sale and lease back of properties that exceed the net present value of the lease back agreement can be recognized as gains. The remaining gains must be deferred over the lease periods.
(9)  Derivative financial instruments
      Effective as of January 1, 2001, US GAAP introduced Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138. This accounting standard requires that all derivative instruments be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships for which hedge accounting is applied.
      The total difference for 2004 between Norwegian GAAP and US GAAP for derivative financial instruments are specified below:

in NOK millions

Adjustments to net income (loss)
Interest rate derivatives used for fair value hedge accounting	(47)
Net investment hedge accounting	(11)
Total adjustments to net income (loss) for US GAAP	(58)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group

in NOK millions

Change in equity adjustment from previous year-end
Interest rate derivatives used in fair value hedge accounting	(47)
Total change in equity adjustments for US GAAP from previous year-end	(47)
      Interest rate derivatives used in fair value hedging strategy for interest risk on a portfolio basis are carried at cost under N GAAP. Under US GAAP hedge accounting cannot be applied for hedging of interest risk on a portfolio basis, and the change in fair value of such interest rate derivatives are recorded to income (loss).Under Norwegian GAAP Telenor may combine more than one instrument to hedge of net investments. Under US GAAP there are more stringent requirements of what instruments can be designated as hedging instruments, and foreign exchange gains or losses are to a greater extent reported through earnings under US GAAP than Norwegian GAAP. Telenor’s policy is to use instruments that meet criteria for hedge accounting under both Norwegian GAAP and US GAAP, to the extent it is cost effective.
      The following information relates to derivative financial instruments under SFAS 133:
Derivative (and nonderivative) instruments designated as fair value hedging instruments
      A significant portion of the debt issued by Telenor ASA is fixed rate bonds (87% of outstanding bonds as of December 31, 2004). Fixed rate bonds with long maturities impose a greater interest rate risk than management wishes to maintain. Accordingly the interest rate exposure on these bonds is often altered by entering into a derivative instrument that allows Telenor to receive an amount based upon fixed interest rate and pay an amount determined by a specified floating interest rate. Telenor designates these derivative instruments as fair value hedges.
      Telenor employs two strategies that qualify for hedge accounting under SFAS 133. The first is to issue a fixed rate bond in the currency in which funding is to be raised and consequently enter into a “receive fixed/pay floating” interest rate swap.
      The second is to hedge a fixed rate bond issued in currency other than Norwegian Kroner with a receive “fixed non base/pay floating” base cross currency interest rate swap. In these cases the hedged risks would be benchmark interest rates and exchange rates.
Derivative instruments designated as cash flow hedging instruments
      A hedge of a future expected transaction is a cash flow hedge. Future expected transactions in foreign currencies impose a foreign exchange rate risk that management often wishes to eliminate. In these situations Telenor can mitigate the foreign exchange rate risk and fix the functional currency equivalent cash flows from the hedged item by entering into a derivative instrument. Gains or losses from the hedging instrument are recorded within other comprehensive income (OCI) until the hedged transaction occurs. The realized gain or loss is recorded in earnings during the same accounting periods as the hedged transaction affects income. Any ineffective components of the hedge are charged to income as incurred. Telenor had as at December 31, 2004 designated three cash flow hedging relationships. Two forecasted capital expenditure outflows denominated in foreign currency have been hedged for foreign currency risk using forward contracts. Also, the foreign currency risk related to a forecasted sale of shares has been hedged.
Derivative (and nonderivative) instruments designated as hedging instruments of a net investment in a foreign operation
      As described in Note 21 to the financial statements, Telenor hedge net investments in foreign currency by issuing debt in the various currencies or through entering into derivative transactions. Material hedging positions have been designated as net investment hedges. In 2004, the instruments involved have been bonds

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
and forward contracts. To the extent these hedging relationships have proven to be effective, translation adjustments on these hedging instruments have been reported in the Cumulative Translation Adjustment section of equity.
Derivatives not designated as hedging instruments
      Telenor has a duration-based target for interest rate risk management. Interest rate swaps are used to periodically rebalance the portfolio in order to be in line with the duration target. These derivatives do not qualify as hedging instruments according to US GAAP, and are marked-to-market and included in earnings.
      Foreign currency swaps are frequently used for liquidity management purposes. No hedging relationships are designated in relation to these derivatives, and any changes in fair value are recognized through earnings.
Quantitative information

in NOK millions

Fair value hedging relationships
Net loss recognized in 2004 earnings hedged items:	(463)
Net gain recognized in 2004 earnings hedging instruments	472
Amount of hedge ineffectiveness	9
      No components of the derivative instruments’ gain or loss have been excluded from the assessment of hedge effectiveness.
Hedges of foreign currency exposure of a net investment in a foreign operation;
      Net amount of gain on hedging instruments included in the cumulative translation adjustment during 2004 was NOK 751 million before taxes according to US GAAP.
      For forward contracts the forward points have been excluded in determining hedge effectiveness. The hedge ineffectiveness charged to profit and loss in this context is immaterial.
Cash flow hedging relationships;
      Net amount of gain on hedging instrument included in other comprehensive income at December 31, 2004 was NOK 14 million. At December 31, 2003 the corresponding amount was a gain of NOK 38 million.
(10) Amortization and impairment of goodwill
      Effective July 1, 2001, Telenor adopted SFAS 141, “Business Combinations”, and effective January 1, 2002, Telenor adopted the full provision of statement 141 and Statement No. 142 (SFAS 142), “Goodwill and Other Intangible Assets”. SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method, SFAS 141 also sets forth guidelines for applying the purchase method of accounting in the determination of intangible assets, including goodwill acquired in a business combination, and expands financial disclosures concerning business combinations consummated after June 30, 2001.
      Under SFAS No. 142, goodwill is no longer amortized on a straight-line basis over its estimated useful life, but is tested for impairment on an annual basis and whenever indicators of impairment arise. SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. In the first phase Telenor identifies reporting units where goodwill must be tested for impairment by comparing net assets of each reporting unit to the respective fair value. In the second phase (if necessary) the impairment is measured by determining the fair value of goodwill by assigning the unit’s fair value to each assets and liability of the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. Telenor completed its first phase impairment analysis at the end of 2004, and found one reporting unit with a carrying value in excess of the fair value, based on an assessment of the fair value based on various valuation methods, with assistance of external valuations experts. Accordingly, the second testing phase was necessary and was performed with assistance of the same valuation experts. This resulted in an impairment loss of goodwill of NOK 3,152 million under US GAAP compared to an impairment loss of NOK 2,190 million under Norwegian GAAP.
      Under Norwegian GAAP, goodwill is amortized. Goodwill is tested annually for impairment as it is under US GAAP. However, the second phase of the goodwill impairment test is not consistent with Norwegian GAAP. Under Norwegian GAAP, goodwill is written down based on the difference between book value and fair value.

(11)	Measurement date
      Under US GAAP the measurement date for a business combination is the date assets are received and other assets are given, liabilities are assumed or incurred, or equity interests are issued, which is consistent with the date of consolidation
      Under Norwegian GAAP, the measurement date for a business combination is the date the risk for the company’s result of operations is transferred. The acquired company’s results, amortization of net excess values and calculated financing expenses have been recorded directly against the Group’s shareholders’ equity in the period between the date for transfer of risk and the date of consolidation. The date of consolidation is consistent with US GAAP. Results between the date of risk transfer and date of consolidation are recorded directly to shareholder’s equity under Norwegian GAAP. As a result, there is a different valuation of tangible and intangible assets under Norwegian GAAP compared to US GAAP and consequently differences in the subsequent depreciation and amortization.

(12)	Sale of software
      Telenor is a provider of full service application and IT operating systems services. Under Norwegian GAAP, revenue from sale of software licenses and software upgrades is recognized upon their delivery. Under US GAAP, revenue from sale of software licenses and software upgrades is deferred and recognized as revenue over the remaining software maintenance period as the customer does not have access to the software unless Telenor provides software maintenance. In addition, in conjunction with these contracts, the Company may develop additional applications that are not essential to the use of the software. Under Norwegian GAAP, the fees for the development of the additional software are recognized based on the percentage of completion method of accounting. Under US GAAP, these development fees are also deferred and recognized as revenue over the remaining software maintenance period.

(13)	Reversal of write-downs
      Under Norwegian GAAP, a previous write down of tangible and intangible assets (excluding goodwill) must be reversed if the factors that triggered the impairment are no longer valid and if the underlying asset has recovered its value.
      Under US GAAP, reversal of previous write-downs is not permitted.

(14)	Asset retirement obligations
      Effective January 1, 2003, Telenor changed its method of accounting for asset retirement obligations in accordance with FASB Statement No. 143, Accounting for Asset Retirement Obligations (SFAS 143).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
Previously, Telenor did not recognize amounts related to asset retirement obligations. Under the new accounting method, Telenor recognizes asset retirement obligations in the period in which they are incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.
      Under SFAS 143, an asset retirement obligation exists where Telenor has a legal obligation, whether contractual, by law, or by a promissory estoppel, to settle an asset retirement obligation. Where Telenor is required to settle an asset retirement obligation, Telenor has estimated and capitalized the net present value of the obligations and increased the carrying value of the related long-lived asset, with an amount equal to the depreciated value of the asset retirement obligation. Subsequent to the initial recognition, an accretion expense is recorded relating to the asset retirement obligation, and the capitalized cost is expensed as ordinary depreciation in accordance with the related asset. In most situations, the timing of the assets removals will be a long time into the future and result in significant uncertainty as to whether the obligation actually will be paid.
      Under Norwegian GAAP, asset retirement obligations are limited to expenses to material known and planned removals within a reasonable timeframe.
      Telenor have asset retirement obligations relating primarily to equipment and other leasehold improvements installed on leased network sites and in administrative and network buildings. Those leases generally contain provisions that require Telenor to restore the sites to their original condition at the end of the lease term. The following table describes all changes in Telenor’s assets retirement obligation liability:

	2003	2004

	In NOK millions
Asset retirement obligation at beginning of year	316	366
Liabilities incurred	38	28
Liabilities settled	(10)	—
Accretion expense	22	27
New subsidiaries	—	33
Asset retirement obligation at end of year	366	454
      Asset retirement obligations in associated companies are included under “Other differences” in the US GAAP reconciliation. Telenor’s share of costs for asset retirement obligations in associated companies was NOK 29 million in 2003, of which NOK 17 million was the cumulative change of accounting principle, and NOK 1 million for 2004.
      The cumulative effect of the change on prior years resulted in a charge in income of NOK 258 million (net of income taxes of NOK 187 million, 0.10 per share), which was included in income for the year ended December 31, 2003. The effect of the change on the year ended December 31, 2003 was to decrease income before the cumulative effect of the accounting change by NOK 27 million (0.02 per share). The pro forma effects of the application of Statement 143, as if the Statement had been adopted on January 1, 2002 (rather than January 1 2003), are presented below:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group

	2002	2003

	(in NOK millions,
	except per share amounts)
Reported net income (loss)	(3,658)	5,036
Assets retirement obligations net of tax and minority interests (2003 implementation effect)	(28)	187
Adjusted net income (loss)	(3,686)	5,223
Earnings per share
Reported earnings (loss) per share	(2.06)	2.84
Adjusted earnings (loss) per share	(2.08)	2.94

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
(16) Taxes
      Income taxes for US GAAP differ from the Norwegian GAAP taxes because the income tax effects of the US GAAP adjustments are recorded as deferred taxes.
(17) Dividends
      Under Norwegian GAAP, dividends payable reduce shareholder’s equity for the year in which they relate.
      Under US GAAP, dividends payable are recorded as a reduction of shareholder’s equity when approved.
(18) Cross border QTE leases
      The Group has entered into Cross Border QTE Leases for telephony switches, GSM Mobile network and fixed-line network. Telenor has defeased all amounts due by us under these agreements. The leasing obligations and the defeased amounts are shown net on the balance sheet
      Both under Norwegian GAAP and under US GAAP Telenor has deferred the gain from the transactions since there is more than a remote possibility of loss of the gain due to indemnification or other contingencies.
      Under US GAAP, assets and liabilities may not be offset except when there exists the legal right to offset the asset and liability. The right to offset the defeased amounts against the future lease obligations does not legally exist. Therefore, under US GAAP, the defeased amounts and the Group’s future obligations under the QTE Leases are recorded gross on the consolidated balance sheet as financial assets and long-term interest-bearing liabilities in the amount of approximately NOK 5,469 million for the year ended December 31, 2004 and financial assets and long-term interest-bearing liabilities of NOK 6,203 million for the year ended December 31, 2003. This did not affect the profit and loss statement or shareholder’s equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
      At December 31, 2004, future minimum annual rental commitments under finance lease liabilities were as follows under US GAAP:

As of
December 31,
2004

(in NOK millions)
2005	907
2006	823
2007	736
2008	867
Later years through 2016	5,434

Total minimum lease payments	8,767
Less amount representing interest	1,828
Finance lease obligation under US GAAP	7,291
Finance lease obligation under Norwegian GAAP	1,470
Deferred gain (both Norwegian and US GAAP)	352
      Book value of finance lease included in tangible fixed assets:

	2003	2004

	(in NOK millions)
Telephony switches	121	52
GSM mobile network	276	135
Fixed-line network	1,133	920
Satellites	617	501
Set top boxes	304	110
Buildings	—	189
Other	82	36

Total	2,533	1,943

(19) Prepayment on equal terms
      Telenor entered into Mobile Virtual Network Operator (MVNO) agreements, which includes sale of traffic in Telenor’s GSM and UMTS network in Norway. At the same time similar agreements for purchase of traffic in Telenor’s GSM and UMTS network in Sweden was made with the same counterpart. The agreements contain a fixed nonrefundable prepayment and a variable element based on the actual use of the services. In accordance with Norwegian accounting principles the fixed and the variable element is recognized as revenues and cost of traffic based on the actual usage. The prepayments between the parties are recognized in the balance sheet. At year end 2004 Telenor wrote down NOK 562 million as a loss on this contract due to revised expectations of the usage of capacity of the MVNO agreement.
      Under US GAAP the fixed prepayments between the parties have been nullified since these fixed payments are on equal terms and are non refundable Consequently the prepayments and the revenue and traffic costs and the write down at year end 2004 has been eliminated.

(20)	Revenue recognition
      Under Norwegian GAAP, gains on the sale of fixed assets and operations are included in total revenues. Under US GAAP, such gains would be included below other operating income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
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
      In May 2003, the EITF reached a consensus on Issue 00-21, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. For Telenor, the amounts allocated to the delivered elements are limited to the amount received in cash at the time of sale. Telenor has implemented EITF 00-21 for agreements entered into after January 1, 2004. The adoption of the accounting standard had no significant effect on Telenor’s revenues or operating profit. During 2004 part of the connection fee, primarily in our foreign mobile companies, has been allocated to sale of equipment and therefore recognized as revenue at the same time the equipment is recognized as revenue.

(21)	Consolidation of variable interest entities
      On March 31, 2004, Telenor implemented FASB Financial Interpretation (FIN) No. 46R, an interpretation which requires Telenor to consolidate an entity which is subject to the guidance in FIN 46R (a VIE) and in which it holds a variable interest. A variable interest is a contractual arrangement which entitles the holder to absorb a portion of the entity’s future losses and/or receive a portion of the entity’s residual returns, and can take a variety of forms. The more common of which are holdings in equity or debt securities, a guarantee issued by Telenor and even service control. The party which is exposed to the majority of future losses, or entitled to a majority of the residual returns through a single variable interest (a combination of interests), is referred to as the primary beneficiary and must consolidate.
      As a result of its adoption of FIN 46R Telenor concluded that Bravida ASA was a VIE and that it was the primary beneficiary. Hence, Telenor had to consolidate the company. Bravida was previously accounted for using the equity method of accounting and its operations consist primarily of Telecom, Information Technology, Electricity, Plumbing and Ventilation and Geomatics. The consolidation of Bravida did not require an adjustment to reflect the cumulative effect of our change in accounting principle.
      FIN 46R contains provisions that require consolidated or unconsolidated entities to be re-evaluated when certain events occur that could alter an entity’s VIE status or which could result in a change to the entity’s primary beneficiary. In October 2004 certain of Telenor’s holdings in Bravida were sold through sale of its shareholders’ loans. In addition, on 30 December 2004 Telenor further reduced its holdings in Bravida through its sale of a significant part of its shareholders loan in Bravida. Following these transactions Telenor concluded that it no longer absorbs a majority of Bravida’s expected losses, or receive a majority of Bravida’s expected residual returns. Telenor stopped consolidating Bravida on 30 December 2004. Bravida had net assets of 4.9 billion at year end 2004. Telenor included revenues of NOK 7,129 million and operating profit of NOK 95 million in the period Bravida was consolidated. Telenor’s maximum exposure to losses to any potential losses, should they occur, associated with Bravida is limited to the equity investments and shareholders loans of total NOK 172 million in addition to receivables in the normal course of business and guarantees given to Bravida, see note 26 to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
      In connection with its FIN 46R analysis, Telenor also identified variable interests it holds in two entities, DTAC and UCOM which Telenor qualitatively concluded were at high risk of being deemed a VIE, but in which Telenor determined would not be considered the primary beneficiary, and consequently did not consolidate the VIEs.
      DTAC is a publicly traded company and Thailand’s second largest mobile phone operator. DTAC had total assets and net income of NOK 13.2 billion and NOK 752 million for 2004, respectively. The risks and rewards associated with our interests in the entity arise as a result of our direct and indirect equity interest in DTAC. Telenor acquired its interest in DTAC on May 15, 2000. Telenor’s maximum exposure to any potential losses, should they occur, associated with DTAC is limited to the equity investments.
      UCOM is also a publicly traded company which holds a 41.7% interest in DTAC. UCOM had total assets and net income of NOK 3.4 billion and NOK 270 million, respectively. The risks and rewards associated with our interests in the entity arise as a result of our direct equity interest in UCOM. Telenor acquired its interest in UCOM on May 15, 2000. Telenor’s maximum exposure to any potential losses, should they occur, associated with UCOM is limited to the equity investments.
      Under N GAAP consolidation is based only on the voting interest model and the concept of FIN 46R do not apply. Therefore entities consolidated based on variable interest under FIN 46R will not be consolidated under N GAAP.
(22) Sale of business with extension of service contract
      In 2004 EDB Business Partner ASA entered into an agreement to sell parts of the Telecom area. At the same time, Telenor entered into a service agreement with the buyer for the same services Telenor previously purchased from EDB Business Partner ASA. Under the agreement, Telenor is committed to a minimum purchase of application management and maintenance. The agreement is on marketable terms, and under N GAAP a gain of NOK 283 million was recorded on the sale of the parts of the Telecom area.
      In accordance with US GAAP, the gain on the transaction is deferred and recognized over the term of the purchase agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
(23) Non-consolidated investees — 100 percent basis
      The following table sets forth summarized unaudited financial information of Telenor’s non-consolidated investees on a 100 percent combined basis. Telenor’s share of these investments is accounted for using the equity method.

	2003	2004

	(in NOK million)
Income Statement Data
Revenues	42,498	41,643
Operating profit	3,574	6,800
Income before taxes and minority interest	1,751	5,094
Net income	924	6,341
Balance Sheet Data
Total fixed assets	36,926	49,007
Total current assets	12,813	13,494
Total assets	49,739	62,501
Shareholders’ equity	6,446	24,516
Minority interests	34	428
Total long-term liabilities	29,255	21,095
Total short-term liabilities	14,004	16,462
Total equity and liabilities	49,739	62,501
New US Accounting Standards
SFAS 123 (Revised 2004)
      On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows.
      Generally, the approach to accounting for share-based payments in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values (i.e., pro forma disclosure is no longer an alternative to financial statement recognition). Statement 123(R) is effective for annual period beginning after June 15, 2005. Implementation of SFAS 123(R) will not have a material effect on revenues, total assets or operating results.
International Financial Reporting Standards (IFRS)
      Telenor is to adopt IFRS as primary generally accepted accounting principles (GAAP) by 2005 as required under European Regulation applicable to European public companies. The full effect of the implementation of IFRS is not yet known.
      Provided SEC regulations regarding the periods to be presented under a comprehensive set of GAAP are amended as proposed in March 2003, foreign private issuers will be allowed to include only two years of audited financial statements for their first year of reporting under IFRS, provided the transition date to IFRS is January 1, 2004. Telenor has selected January 1, 2004 as its transition date to IFRS and will report its 2005 financial statements according to IFRS with comparable figures for 2004. Transition from Norwegian GAAP to IFRS is described under accounting principles. The additional reconciliation disclosure between

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Telenor Group
IFRS and US GAAP will include narrative and tabular net income and shareholders’ equity reconciliations with respect to 2004 financial statements required under SEC Rules.