Form 20-F
period 2005-12-31
TELENOR ASA
filed 2006-04-06
CIK 1126113

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
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

     The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2005: 1,706,570,293 Ordinary Shares, nominal value NOK 6.00 per share.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑     No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐     No ☑
     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑     No ☐
     Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐     Item 18 ☑
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.
Large Accelerated Filer              Accelerated Filer              Non-Accelerated Filer  ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐     No ☑

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
      Telenor publishes its financial statements in Norwegian Krone (“NOK”). Unless otherwise indicated, all amounts in this annual report are expressed in Norwegian Krone. In connection with Telenor’s international operations, certain amounts denominated in foreign currencies have been translated into Norwegian Krone, in accordance with Telenor’s accounting principles as described in our consolidated financial statements that form part of this report under the heading “Summary of Significant Accounting Principles — Foreign currency translation” and “— Derivative financial instruments and hedging” except where otherwise noted. These translations should not be construed as representations that the amounts referred to actually represent such translated amounts or could be converted into the translated currency at the rate indicated.
      Telenor’s annual audited consolidated financial statements as prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) differ in certain respects from U.S. GAAP. For a reconciliation of the material differences between IFRS and U.S. GAAP as they relate to Telenor, see note 38 to our consolidated financial statements.
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
      From January 1, 2005, as required by the European Union’s IAS Regulation and the Companies Act 1985, we have prepared the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”). IFRS as adopted by the EU differ in certain respects from IFRS as issued by the International Accounting Standards Board (“IASB”). However, the consolidated financial statements for the periods presented would be no different had Company applied IFRS as issued by the IASB. References to “IFRS” hereafter should be construed as references to IFRS as adopted by the EU. Comparative figures are prepared for 2004.
      Solely for the convenience of the reader, the financial data at and for the twelve months ended December 31, 2005 have been translated into U.S. dollars at the rate of NOK 6.7444 to USD 1.00, the noon buying rate on December 30, 2005

	Year ended December 31,

	2001	2002	2003	2004	2005	2005

	(NOK)	(NOK)	(NOK)	(NOK)	(NOK)	(USD)
	(in millions, except per share amounts)
Income Statement Data
Revenues	—	—	—	60,591	68,927	10,220
Operating expenses(1)	—	—	—	53,224	57,222	8,484
Operating profit	—	—	—	7,367	11,705	1,736
Share of profit in associated Companies	—	—	—	986	1,233	183
Profit from continuing operations	—	—	—	7,413	9,138	1,355
Profit (loss) from discontinued operations(2)	—	—	—	—	(4)	(1)
Profit from total operations	—	—	—	7,413	9,134	1,354
Attributable to:
Non-controlling interests (minority interests)				1,320	1,488	220
Equity holders of Telenor ASA (net income)	—	—	—	6,093	7,646	1,134
Earnings per share from continuing operations — basic	—	—	—	3.49	4.47	0.66
Earnings per share from continuing operations — diluted	—	—	—	3.48	4.47	0.66
Earnings per share from total operations — basic	—	—	—	3.49	4.47	0.66
Earnings per share from total operations — diluted	—	—	—	3.48	4.47	0.66
Dividends per share(3)	—	—	—	1.50	2.00	0.30
Weighted average number of shares (in millions of shares) — primary	—	—	—	1,748	1,711	—

	Year ended December 31,

	2001	2002	2003	2004	2005	2005

	(NOK)	(NOK)	(NOK)	(NOK)	(NOK)	(USD)
	(in millions, except per share amounts)
Weighted average number of shares (in millions of shares) — diluted	—	—	—	1,749	1,712	—
U.S. GAAP
Revenues	40,581	47,879	52,826	67,801	70,352	10,431
Net income from continuing operations (excluding Telenor Media)	1,889	—	—	—	—	—
Net income	7,004	(3,658)	5,036	5,639	7,427	1,101
Net income per share from continuing operations (excluding Telenor Media)	1,066	—	—	—	—	—
Net income per share cumulative effect on prior years (prior to December 31, 2001) of change in accounting principles	0,033	—	(0.10)	—	—	—
Net income per share — primary (excluding treasury shares)	3.95	(2.06)	2.84	3.22	4.34	0.64
Net income per share — diluted (excluding treasury shares)	3.95	(2.06)	2.84	3.22	4.34	0.64

(1)	Including depreciation, amortization and writedowns.

(2)	Dividends in respect of 2005 will be paid in June 2006.

(3)	Assets and liabilities held for sale in United Communication Industry pcl (UCOM), excluding our ownership interests in Total Access Communications (DTAC) and the holding of interest bearing liabilities, were reported as discontinued operations as of December 31, 2005. Please see note 1 to our consolidated financial statements for more information.

	Year ended December 31,

	2001	2002	2003	2004	2005	2005

	(NOK)	(NOK)	(NOK)	(NOK)	(NOK)	(USD)
	(in millions)
Balance Sheet Data
IFRS
Total non current assets	—	—	—	73,181	98,646	14,626
Total current assets	—	—	—	18,215	25,749	3,818
Total assets	—	—	—	91,396	124,395	18,444
Equity attributable to equity holders of Telenor ASA	—	—	—	40,122	46,399	6,879
Non-controlling interests (Minority interests)	—	—	—	3,946	7,134	1,058
Total equity	—	—	—	44,068	53,533	7,937
Total non-current liabilities	—	—	—	26,655	33,756	5,005
Total current liabilities	—	—	—	20,673	37,106	5,502
Total equity and liabilities	—	—	—	91,396	124,395	18,444
U.S. GAAP
Total assets	90,129	97,511	101,088	101,171	131,384	19,480
Non-current interest-bearing liabilities	20,978	30,275	39,255	34,882	38,643	5,730
Shareholders’ equity	42,944	35,799	42,535	42,430	47,457	7,037

	Year ended December 31,

	2001	2002	2003	2004	2005	2005

	(NOK)	(NOK)	(NOK)	(NOK)	(NOK)	(USD)
	(in millions)
Cash Flow
IFRS
Net cash flow from operating activities	—	—	—	18,991	22,340	3,312
Net cash flow from investment activities	—	—	—	(13,031)	(19,998)	(2,965)
Net cash flow from financing activities	—	—	—	(8,255)	(832)	(123)

	Year ended December 31,

	2001	2002	2003	2004	2005	2005

	(NOK)	(NOK)	(NOK)	(NOK)	(NOK)	(USD)
	(in millions)
Investments and EBITDA
IFRS
Capital Expenditure(1)	—	—	—	12,745	16,439	2,437
Investment in businesses(2)	—	—	—	5,809	8,858	1,313
EBITDA(3)	—	—	—	21,535	23,836	3,534

(1)	Capital expenditure (Capex) is investment in property, plant and equipment and intangible assets.

(2)	Investments in businesses are acquisitions of non-current shares and participations, including acquisitions of subsidiaries.

(3)	For the definition and discussion of EBITDA and the reconciliation of EBITDA to profit from total operations, you should read “Item 5: Operating and Financial Review and Prospects — Operating profit and EBITDA.”

	Year ended December 31,

	2001	2002	2003	2004	2005

Other Operating Data
Mobile telephony (digital) subscriptions in
Telenor Mobile (Norway), period end (000s):
Contract	1,210	1,215	1,228	1,395	1,509
Prepaid	1,027	1,115	1,099	1,228	1,222
Mobile telephony (digital) subscriptions in
Sonofon (Denmark), period end (000s):
Contract	—	—	—	813	859
Prepaid	—	—	—	462	425
Mobile telephony (digital) subscriptions in
Telenor Mobile Sweden period end (000s)
Contract	—	—	37	48	47
Prepaid	—	—	44	57	48
Mobile telephony (digital) subscriptions in
Kyivstar (Ukraine), period end (000s):
Contract	—	384	534	720	1,024
Prepaid	—	1,472	2,503	5,532	12,901
Mobile telephony (digital) subscriptions in
Pannon GSM (Hungary), period end (000s):
Contract	—	540	595	779	1,025
Prepaid	—	1,910	2,023	1,991	1,904

	Year ended December 31,

	2001	2002	2003	2004	2005

Mobile telephony (digital) subscriptions in
DTAC (Thailand), period end (000s):
Contract	—	—	—	—	1,465
Prepaid	—	—	—	—	7,212
Mobile telephony (digital) subscriptions in
DiGi.Com (Malaysia), period end (000s):
Contract	137	97	106	175	354
Prepaid	902	1,519	2,101	3,067	4,441
Mobile telephony (digital) subscriptions in
GrameenPhone (Bangladesh), period end (000s):
Contract	185	206	242	296	383
Prepaid	279	563	899	2,092	5,159
Mobile telephony (digital) subscriptions in
Telenor Pakistan, period end (000s):
Contract and prepaid	—	—	—	—	1,868
Mobile telephony (digital) subscriptions in
ProMonte GSM (Montenegro) period end (000s):
Contract	—	—	—	44	45
Prepaid	—	—	—	235	265
Fixed Norway
Fixed telephony access channels in Norway,
period end (000s):
Analog (PSTN)	1,545	1,467	1,308	1,182	1,089
Digital (ISDN)	1,766	1,828	1,682	1,449	1,227
Fixed telephony traffic in Norway (in millions of minutes):
National calls, excluding Internet traffic	10,567	9,457	8,203	7,007	5,760
Internet traffic	6,067	5,293	4,619	3,577	2,081
Calls to mobile	1,412	1,499	1,442	1,362	1,332
International	383	378	340	308	277
Value-added services and directory calls, etc.	624	710	781	772	620
Internet, period end (000s):
Internet subscriptions, residential market Norway	394	427	457	527	579
— of which xDSL	23	90	163	286	414
xDSL business subscriptions, Norway	1	4	14	40	61
Broadcast
Pay television subscribers in the Nordic region, period end (000s):
Cable TV	561	571	604	624	681
Satellite master antenna TV- networks (SMATV)	1,193	1,133	1,098	1,212	1,177
Home satellite dish (DTH)(1)	569	701	763	824	906
Digital Terrestrial Television (DTT)	—	—	—	12	33
Group
Number of full-time equivalent employees	21,000	22,100	19,450	20,900	27,600

(1)	Includes all subscribers of Canal Digital, which we consolidated as a wholly-owned subsidiary starting on June 30, 2002.
DIVIDENDS AND DIVIDEND POLICY
      Under Norwegian law, dividends may only be paid in respect of a financial period for which audited financial statements have been approved by the annual general meeting of shareholders. Any proposal to pay dividend must be recommended by the board of directors, accepted by the corporate assembly and approved by the shareholders at a general meeting. The shareholders at the annual general meeting may vote to reduce, but not to increase, the dividend proposed by the board of directors.
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
      The following table shows the aggregate dividends we paid or expect to pay, for each of the past five fiscal years.

	Total
	(in millions)(1)

Year	(NOK)	(USD)

2001	621	69
2002	799	115
2003	1,764	265
2004	2,603	428
2005(1)	3,419	510

(1)	A dividend of NOK 2.00 per share for the fiscal year 2005 was proposed by our board of directors due for acceptance by the corporate assembly and approval at the annual general meeting on May 23, 2006. The dividend, if approved, will be paid in June 2006 to the holders of record of Telenor shares on May 23, 2006. The total amounts for 2005 do not include dividends on own shares as of December 31, 2005.
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

Year ended December 31,	Average

2001	9.0380
2002	7.9253
2003	7.0627
2004	6.7241
2005	6.7444
      The table below shows the high and low noon buying rates for each month during the six months prior to the date of this annual report.

	Low	High

October 2005	6.4307	6.6155
November 2005	6.4591	6.7393
December 2005	6.5944	6.8023
January 2006	6.5242	6.7483
February 2006	6.6416	6.8490
March 2006	6.5726	6.7340
April(1) 2006	6.4190	6.5142

(1)	Low and high noon buying rates for the period starting April 1, 2006 and ending on April 5, 2006.
      On April 5, 2006, the noon buying rate for Norwegian Krone was USD 1.00 = NOK 6.4340.
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
      We are experiencing competition from competing service providers in the Norwegian market for telecommunications services. Generally, the Norwegian regulatory regime poses few barriers to entry for new competitors.
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

If we fail to successfully develop and market new mobile communications services, our ability to achieve further revenue growth in mobile communications services in the Norwegian market and the more mature international markets in which we operate may be reduced.
      Because of being the market leader, the current high penetration rate and increased competition in the mobile telephony market in Norway and certain more mature international markets in which we operate, such as Denmark and Hungary, we expect that further revenue growth in mobile communications in these countries will depend on our ability to successfully develop and market new applications and services or have third parties provide services using our network. In particular, it is our goal to stimulate demand for value-added services. Failure to successfully do so may impair our ability to achieve further revenue growth in mobile communications services in these countries.

Lack of control, or failure to increase our ownership and thus gain control, over companies in which we have minority interests, or disagreements with our principal shareholders in our international operations, may impede our strategic objectives.
      As part of our strategy, we intend to expand our minority ownership interests in, and gain control of, some of our investments in order to exercise a controlling influence over key business decisions, including the approval of strategy and business plans. If we fail to increase our ownership interests and gain control, our cost savings and revenue enhancement from these operations may be limited. A failure to increase our ownership interest in our associated companies may limit our ability to influence key business or strategic decisions, particularly in situations in which we disagree with other principal shareholders.
      For example, our ability to influence key business or strategic decisions in our associated company VimpelCom, a Russian mobile operator in which we own 26.6% of its voting share capital, is closely related to the fact that VimpelCom’s charter requires certain decisions to be approved by 80% of the members of VimpelCom’s board of directors. However, during the last two years, an individual shareholder of VimpelCom and Vimpelcom’s other principal shareholder, the Alfa Group (whose telecommunications division now does business under the name “Altimo”), have filed lawsuits in Russian courts aimed at undermining these provisions of VimpelCom’s charter. All of these lawsuits have now been dismissed or withdrawn, but our ability to influence decisions about important matters in VimpelCom might be limited as a result of future actions by the Alfa Group.
      In addition, when our other principal shareholders in our international mobile operations fail to adequately support these companies, not participate or disagree with us over key corporate actions, such companies may not be able to compete or operate effectively and the value of our investments may be impaired.
      For example, Ukrainian law requires the attendance of shareholders holding more than 60% of a company’s share capital for a quorum to be present at shareholder meetings, and the charter of Kyivstar, our 56.5% owned Ukrainian mobile operator, requires the attendance of at least one director from Storm, the other shareholder in Kyivstar and a wholly-owned subsidiary of the Alfa Group, for a valid quorum at board meetings. There have been situations arising in 2005 that resulted in the failure of Storm or its nominees to attend meetings.
      Telenor has therefore been involved in litigation with Storm LLC concerning these corporate governance and other issues involving Kyivstar, including but not limited to the lack of Storm or its nominees attendance at Board of Directors meetings. As provided for under Kyivstar’s shareholders’ agreement, we have also commenced arbitration proceedings against Storm to force Storm, and its affiliates in the Alfa Group, to comply with the terms of the shareholders’ agreement. Furthermore, we have also proposed certain amendments to the Kyivstar charter but the actions of Storm described above, including the failure of Storm or its nominees to attend meetings, could still adversely affect the ability of Kyivstar to operate and compete effectively.
      Your should read “Item 4: Information on the Company — Mobile Operations — Associated Companies — VimpelCom — Russian and other CIS countries” and “Item 4: Information on the Company — Kyivstar — Ukraine” for additional information about VimpelCom and Kyivstar, respectively.

The value of our international operations and investments may be adversely affected by political, social, economic and legal developments in foreign countries.
      Some of the countries in which we have operations or in which we have made significant equity investments in telecommunications operators, have political, social, economic and legal systems that may at times be unpredictable. Political or economic upheaval or changes in laws or their application may harm the operations of the companies in which we have invested and impair the value of these investments to us. A significant risk of operating in emerging market countries is that foreign exchange restrictions could be established. This could effectively prevent us from receiving profits from, or from selling our investments in, these countries.

Increased exposure to currency exchange rate fluctuations may have an adverse effect on our reported earnings and the value of our international operations and investments.
      An increasing proportion of our revenues and profits are derived from our international mobile operations and investments. Fluctuations in currency exchange rates between the Norwegian Krone and the currencies, in particular the U.S. dollar, in which our international operations or investments report and operate, could adversely affect our earnings as reported in Norwegian Krone. We attempt to mitigate the effect of fluctuations in foreign currency exchange rates through foreign currency hedging. However, there can be no assurance that our efforts will be successful.

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
      For additional information on the regulatory requirements to which we are subject, you should read “Item 4: Information on the Company — Regulation — Norway”.

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
      This regulatory environment also provides the grounds for several legal proceedings brought against us by our competitors and customers, alleging that our failure or delay in providing access to our network on the terms required by law has caused them loss. Our alleged failures and delays include failing to deliver cost-oriented pricing and late implementation of carrier pre-selection. For additional information on these legal proceedings, you should read “Item 8: Financial Information — Legal Proceedings”.

The regulatory framework in Norway, which is based on EU telecommunications regulation, may impair our ability to compete effectively in our existing or new markets.
      In February 2002, the European Union (EU) adopted a number of directives with the objective of developing a harmonized regulatory framework for electronic communications networks and services throughout the EU. In Norway, the new regulatory framework was implemented by the Electronic Communications Act of July 2003. The impact of the introduction of the new framework is still uncertain, in part because it will depend on the regulators’ interpretation of the framework and their assessment of the competitive situation in the relevant markets. Our ability to compete effectively in our existing or new geographical and product markets could be adversely affected by the regulators’ decision to extend the scope of the restrictions we are currently subject to, to new services and markets in the face of continuing convergence of information and communications services. You should read “Item 4: Information on the Company — Regulation — Norway — Regulatory framework and developments” and “Regulation — European Union Regulation” for more information on the new regulatory framework.

Increased and unpredictable regulation of our international mobile operations and investments and the lack of institutional continuity and safeguards in certain of the emerging market countries in which we operate could adversely affect our competitive position, increase our costs of regulatory compliance and adversely affect our results and business prospects.
      We derive an increasingly higher portion of our revenues and profits (or losses) from our international mobile operations and investments,with increased regulation. As a consequence, regulatory uncertainty or unfavorable regulatory developments in certain countries could adversely affect our results and business prospects.
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
      For example, our subsidiary Pannon has been identified as having significant market power in the mobile and interconnection markets in Hungary, and has been required to contribute to a fund established by the Hungarian authorities to compensate universal service providers. In Malaysia, we are required to reduce our current 61% ownership interest in our mobile subsidiary DiGi.Com to below 50% by the second half of 2006, unless we apply for additional extensions. In Thailand, where we operate through our consolidated subsidiary DTAC, we are exposed to uncertainty relating to the licensing system, the consequences of the build, operate and transfer regime applicable to mobile networks operated by private investors and uncertainty relating to restrictions on foreign investment in Thailand, in particular with respect to the cap on our direct ownership interest in DTAC. For additional information on these regulatory developments outside Norway, you should read “Item 4: Information about the Company”.
      Some of the emerging markets in which we operate are in the process of transition to market economies, stable political institutions and comprehensive regulatory systems. Overall, we expect the regulatory framework in most countries to converge with that of the European Union. However, some of the emerging market countries in which we operate lack the institutional continuity and strong procedural and regulatory safeguards typical of the more established countries in which we operate, such as Norway, Denmark and Sweden. In addition, in countries with a large and complicated structure of government and administration, such as Russia, national, regional, local and other governmental bodies may issue inconsistent decisions. As a result, in these emerging countries we are exposed to regulatory uncertainty, which could increase uncertainty for our business and our cost of regulatory compliance, and we enjoy less comprehensive protection for some of our rights.
Risks Related to Our Ownership by the Kingdom of Norway

We could be influenced by the Kingdom of Norway whose interest may not always be aligned with the interests of our other shareholders.
      As of March 31, 2006, the Kingdom of Norway holds 54.4% of our shares. Accordingly, the Kingdom of Norway continues to have the power to determine certain matters submitted for a vote of shareholders, including electing a majority of the corporate assembly which in turn has the power to elect our board of directors, as well as the power of approval of the annual financial statements and declarations of dividends. The interests of the Kingdom of Norway in deciding these matters and the factors it considers in exercising its votes could be different from the interests of our other shareholders.

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
      We have substantial international operations, particularly in the area of mobile telephony.
      Telenor ASA is a public limited company organized under the laws of Norway.
      We were incorporated on July 21, 2000 and are subject to the provisions of the Norwegian Act relating to Public Limited Liability Companies. Our principal offices are located just outside Oslo at

Snarøyveien 30,
N-1331 Fornebu
Norway.
      Our telephone number is +47 810 77 000.
      Our agent in the United States is Telenor Satellite Services Holdings Inc., 1101 Wootton Parkway, Rockville, Maryland.
OVERVIEW
      We are the leading telecommunications company in Norway, which is among the most advanced telecommunications markets in the world. Norway has either the highest, or one of the highest, penetration rates of mobile phone, fixed line digital telephony, personal computer and Internet usage worldwide. We also have substantial international operations, particularly in the areas of mobile telephony services, satellite operations and pay television services. In 2005, we had consolidated total revenues of approximately NOK 69 billion and profit after taxes attributable to equity holders of Telenor ASA (net income) of approximately NOK 8 billion.

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
Mobile operations
      We are the leading provider of mobile telecommunications services in Norway, with approximately 2.731 million subscriptions at December 31, 2005. Internationally, at December 31, 2005, we have interests in mobile operations in 11 countries, with principal investments in 9 operations, including:

•	a 100% ownership interest in Sonofon in Denmark, with approximately 1.284 million subscribers;

•	as of January 5, 2006, a 100% ownership interest in Vodafone Sweden, with approximately 1.7 million subscriptions, including Telenor Mobile Sweden.

•	a 56.5% ownership interest in Kyivstar in Ukraine, with approximately 13.925 million subscriptions;

•	a 100% ownership interest in Pannon GSM in Hungary, with approximately 2.929 million subscriptions;

•	a 69.3% economic stake in DTAC in Thailand, with approximately 8.677 million subscriptions;

•	a 61.1% ownership interest in DiGi.Com in Malaysia, with approximately 4.795 million subscriptions;

•	a 62% ownership interest in GrameenPhone in Bangladesh, with approximately 5.542 million subscriptions

•	a 100% ownership interest in Telenor Pakistan in Pakistan, with approximately 1.868 million subscriptions.

•	a 100% ownership interest in ProMonte GSM in Montenegro, with approximately 310,000 subscriptions.
      In addition, we have participations in two other mobile operators in Europe. The number of subscriptions in our international mobile operations, calculated on the basis of our proportionate ownership interest in each company, was 41.4 million at December 31, 2005 and 22.1 million at December 31, 2004.
      In accordance with our strategy of strengthening our portfolio of international mobile operations by obtaining control of selected international mobile operations to maximize cross-border synergies and increase overall profitability, we made the following acquisitions in 2005:

•	In October 2005, we entered into an agreement with Vodafone Group for the acquisition of its subsidiary Vodafone Sweden for EUR 1,035 million (NOK 8,170 million), including assumed debt. The acquisition was completed on January 5, 2006. In addition, we entered into a partner network agreement, allowing our customers to benefit from Vodafone’s global brand, products and services in Sweden.

•	We increased our economic stake in Total Access Communication (DTAC) in Thailand to 56.9% in October 2005. Following transactions based on mandatory tender offers required under regulations in Thailand and Singapore, our economic stake in DTAC as at December 31, 2005 was 69.3%.
Telenor Fixed
      We are the leading provider of fixed network telecommunications services in Norway, offering a full range of services to residential, business and wholesale customers. As of December 31, 2005, we had approximately 1.089 million analog (PSTN) subscriptions in the residential and business markets. We also had, at December 31, 2005, approximately 509,000 digital, or integrated services digital network (ISDN) subscriptions and approximately 475,000 digital subscriber lines (xDSL) subscriptions.
      With the acquisition of Bredbandsbolaget and Cybercity in July 2005, we have taken a strong position in the growing broadband markets in Sweden and Denmark. Bredbandsbolaget is the second largest provider of broadband services in Sweden, offering a full “triple-play” of high-speed internet, VoIP and Internet Protocol (IP) television services on an all-IP fiber and xDSL network. Cybercity is the third largest supplier of broadband services in Denmark, providing xDSL-based internet access and voice services to both residential and business customers.
Telenor Broadcast
      We provide broadcasting services to customers in the Nordic region. We are the leading provider of television services in the Nordic countries through satellite dish, cable TV networks and satellite master antenna TV-networks systems. As at December 31, 2005, we had more than 3 million subscribers to our television services.
      We operate the national terrestrial broadcast network in Norway and we are the leading provider of satellite broadcasting services in the Nordic region, utilizing three geo-stationary satellites.
Other Businesses
      We conduct significant operations related to our core business areas through other businesses. EDB Business Partner, our 51.8% owned publicly listed subsidiary, is a leading information technology company in Norway. Our wholly-owned subsidiary Satellite Services offers satellite-based communications networks and services to a wide variety of governmental, intergovernmental and commercial organizations, and is one of the world’s leading providers of global mobile communications services, directed at the maritime, land mobile and aeronautical markets.
STRATEGY
      Our primary objective is to create greater value for our shareholders, customers, employees and partners, and for society in general. We strive to be a driving force in creating, simplifying and introducing communication and content solutions to the marketplace. In order to achieve this objective, we base our strategy on our customer oriented vision, “Here to Help” as well as our values, “Make it easy, Be respectful, Keep promises and Be inspiring”. We are committed to creating, developing and launching new solutions that simplify our customers’ workday. We believe that by simplifying our own organization and routines we can achieve competitive market power and value-creation.
      Indeed, our strategy to achieve our primary objective has the following focus:

•	To strengthen the performance of our local mobile operations by combining Group industrialization with local drive and responsiveness.

•	To maintain and further develop our leading position within telecommunications in the Nordic region with a broad range of services in both the residential and business markets and high market shares.

•	To realize synergies across the Nordic region, primarily with respect to our mobile operations through our established Nordic unit, which comprises and coordinates our mobile and fixed operations in the Nordic region. By streamlining our Nordic operations, we aim at strengthening customer focus as well as cost-efficiency.

•	To ensure value creation in our mobile portfolio by maximizing cash flow in mature markets, securing continued subscriber growth in our international companies with a particular emphasis on subscriber growth in emerging markets and achieving control in order to benefit from synergies across our international and domestic operations and as a result, to increase our overall profitability.

•	To maintain and further develop a leading position within the Nordic TV distribution market.

•	To enhance the value of those companies which are not strategic for our main business areas and dispose of all or part of our interest in such companies.
      Our combined group of companies and services will form the basis for our future growth in both the short and long term. In order to achieve this growth objective, we aim to have a balanced presence in mature and emerging markets.
      We operate in an international market alongside global players. We focus on three geographical areas: the Nordic region, Central and Eastern Europe and Southeast Asia.
      Within our existing portfolio our activities are within mature markets and emerging markets. Our mature markets consist of activities in mobile, fixed, and broadcast operations. In emerging markets, our main focus is primarily within international mobile operations. We intend to constantly review, assess and evaluate which business is crucial for us to have control, to explore partnerships, and to develop new businesses.
      We are developing new services based on our experience in mature and emerging markets. We intend to coordinate product development and operations across our operations in order to provide greater competitive power through improved products and lower costs. We compete on the basis of a market and customer driven culture and organization, expertise, well-designed services, quality and the ability to innovate.
      We aim:

To strengthen our position as an international mobile operator.
      We intend to continue to strengthen our mobile industrialization mobile operations by obtaining control over selected mobile companies. Control is essential for us to benefit from cross-borders synergies, such as scale in procurement, to develop new services and implement best practices, to improve operational efficiency and to increase our overall profitability. We intend to manage our non-strategic investments as financial investments and to exit from international mobile operations where we cannot obtain control over time.

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
      Being the leader in a broad range of services in both the residential and business markets in Norway, we will seek to improve profit performance in the mobile and fixed areas by introducing new services and through a wide range of cost-cutting initiatives.

To continue to be the leading distributor of TV services to consumers in the Nordic region.
      We will continue to develop new opportunities to strengthen our strategic position as a leading distributor of subscription-based television in the Nordic region. We will focus on attracting new subscribers and increasing revenue per user by providing attractive content and new interactive services.
Organisation
      Since January of 2005, we have concentrated Telenor’s mobile and fixed activities in the Nordic region under one management unit in order to simplify and enable gains from coordination of operations. The objective of Telenor Nordic is to maintain our position in the Norwegian market, strengthen our position in the Swedish and Danish markets, increase efficiency of operations and secure a strong cash flow. In addition to the establishment of a common Nordic management and operations unit, we have two separate market units for the Nordic region (one for the business market and another for the residential market) which have been established to strengthen focus on local sales and marketing activities.

      In 2005, Telenor also initiated a Group procurement program for the entire Telenor Group. The purpose of the procurement program is to contribute to profitability, quality, development and value creation. The Group procurement initiative intends to secure a predictable and adequate supply of equipment and services at the best achievable market rates and conditions.
      Telenor’s mobile commitments in Asia and Europe are becoming increasingly important to the Group. In January of 2006 we established Asia and Eastern/ Central Europe as separate areas of responsibility, with dedicated executive vice presidents, as we had previously done with Nordic operations. We strengthened Asia and Eastern/ Central Europe by appointing two of our most experienced executives. Arve Johansen will head Telenor’s commitments in Asia, and Jan Edvard Thygesen will head the Group’s commitments in Eastern/ Central Europe. Both Johansen and Thygesen are experienced members of our group management.
      Two new members have joined our Group Executive Management as we further strengthen our efforts for greater coordination. Executive Vice President Ragnar H. Korsæth will be responsible for global coordination and for the extraction of synergies between the mobile operations. Executive Vice President and Head of Group Human Resources, Bjørn Magnus Kopperud, will further strengthen our coordinated efforts through operational and human resources across countries where we have business activities. Both of these individuals possess extensive experience within their respective fields.
MOBILE OPERATIONS
Overview

Definitions
      In the overview of our mobile operations, and the discussions of each consolidated subsidiary and associated company, the following terms, unless otherwise defined, have the meaning specified:
      Subscriptions. The number of subscriptions at the end of any given period is the number of contract and prepaid services subscribed to by our customers at that time provided, however, that we only include prepaid customers who have reloaded their Subscriber Identity Module (SIM) card or had incoming or outgoing traffic during the last three months. A customer may subscribe to more than one subscription service at the same time.
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
Mobile Operators
      We are the largest mobile telecommunications operator in Norway and a significant international operator, with a number of investments in mobile telecommunications companies outside Norway. As at December 31, 2005, we had subsidiaries in Norway, Denmark, Hungary, Ukraine, Thailand, Malaysia, Bangladesh, Pakistan, Montenegro and Sweden and owned a minority interest in two other international mobile operations.
      In accordance with our strategy of strengthening our portfolio of international mobile operations by obtaining control of selected international mobile operations, and in order to maximize the benefit of cross-border synergies and increase overall profitability, we made the following acquisitions in 2005:

•	In October 2005, we entered into an agreement with Vodafone Group for the acquisition of its subsidiary Vodafone Sweden for a consideration of EUR 1,035 million (NOK 8,170 million), including the assumption of debt. The acquisition was completed on January 5, 2006. In addition, we entered into a partner network agreement, allowing our customers to benefit from Vodafone’s global brand, products and services in Sweden.

•	With effect from October 26, 2005, we increased our economic stake in Total Access Communication (DTAC) in Thailand to 56.9%. Following transactions based on mandatory tender offers in connection required under regulations in Thailand and Singapore, Telenor’s economic stake as of December 31, 2005 was 69.3%.
      You should read note 1 to our consolidated financial statements for additional information on the transactions mentioned above.

•	Our mobile commitments in Asia and Eastern/ Central Europe are becoming increasingly important to us and we have now established dedicated Executive Vice Presidents for these operations. In addition, we have strengthened the co-ordination of operational and human resources across all countries in which we have operations with two new Executive Vice Presidents in the Group Management.
      The following table provides an overview of the principal investments in our mobile operations during the periods and for the dates specified below as of December 31, 2005.

		Date of Commencement	Date of Initial	Ownership
Company	Market	of Operations(1)	Investment	percentage

Subsidiaries
Telenor Mobil	Norway	May 1993		100.00
Sonofon	Denmark	July 1992	2000	100.00
Telenor Mobile
Sweden	Sweden	June 2001	2001	100.00
Kyivstar GSM	Ukraine	October 1997	1998	56.51
Pannon GSM	Hungary	March 1994	1993	100.00
DTAC(2)	Thailand	July 1992	2000	69.30
DiGi.Com	Malaysia	May 1995	1999	61.00
GrameenPhone	Bangladesh	March 1997	1997	62.00
Telenor Pakistan	Pakistan	March 2005	2004	100.00
ProMonte GSM	Montenegro	July 1996	1996	100.00
Associated Companies
VimpelCom	Russia/Other	June 1994	1999	29.91
	countries
ONE	Austria	October 1998	1997	17.45

(1)	Dates company commenced operations to provide commercial mobile services.

(2)	As of December 31, 2005 Telenor’s combined direct and indirect interests in UCOM was 86.2% and in DTAC was 75%, which includes UCOM’s 41.6% economic interest in DTAC.
     We expect each of our international investments, including our associated companies, to benefit from the products, services and technical expertise which we have developed, and are continuing to develop, in the Telenor Group. For this purpose, we have seconded key managerial, technological and marketing personnel to Kyivstar, Pannon GSM, DTAC, DiGi.Com, GrameenPhone, Telenor Pakistan, and ProMonte. Our personnel assist local management in achieving rapid network roll-out, good network quality and sound marketing strategies as well as transferring of operational skills and best practice.
      In 2005, we successfully realized a number of cross-border synergies within our organization. We have successfully implemented common technologies for optimal spectrum and network utilization in each of our companies, and are focusing on the use of new technologies to improve service quality and reduce costs. In order to harmonize our approach to our customers across the markets, we developed a common segmentation model that enables a more effective target market execution so we can gain greater insights about our customers globally. We have developed a framework that provides our affiliates with a proven concept of developing targeted segment offerings and optimizing go-to-market strategies. In addition, we are presently implementing a common system and platform, CSF (Common Services Framework), for service delivery and developments. Following the recent launch in Telenor Pakistan in 2006, our youth brand “djuice” is now in Norway, Sweden, Hungary, Ukraine, Bangladesh and Pakistan.

Alliances and Associations
      In October 2003, nine leading independent mobile operators formed the Starmap Mobile Alliance to provide seamless and enhanced voice and data solutions for business and consumer customers across Europe. There are currently eleven members of the Starmap Mobile Alliance, including our subsidiaries Telenor Mobil, Sonofon, Pannon GSM and our associated company ONE. Participation in the Starmap Mobile Alliance enhances the ability of these mobile operators to offer subscribers who are abroad the full range of services that they enjoy while in their home country. We continue to be committed to successfully reaping the benefits of the alliance.
      In addition, we are a member of the GSM Association (GSMA) which was established to provide leadership on a wide range of commercial and strategic matters on behalf of Global System for Mobile Communications (GSM) mobile operators around the world. The mission of GSMA is to promote the interests of GSM mobile operators, and to represent its members with one voice on a wide variety of national, regional and global issues. We play an active role in several GSMA initiatives, such as the initiatives to reduce prices for low cost terminals in emerging markets.

Customers
      As of December 31, 2005, we had a total of 41.4 million mobile subscriptions calculated on the basis of our proportional ownership interest in each company. The following table provides information relating to subscriptions for each of our mobile operations as of December 31, 2005.

		Mobile	Market Share		Growth in
		Telephony	Based on	Total	Subscriptions	Prepaid
Company	Market	Penetration(1)	Subscriptions(1)	Subscriptions	From 2003	Share

		(%)	(%)	(thousands)	(%)	(%)
Subsidiaries
Telenor Mobil	Norway	107	56	2,731	3	45
Sonofon	Denmark	89	27	1,284	1	33
Telenor Mobile
Sweden(2)	Sweden	110	1	95	(10)	51
Kyivstar GSM	Ukraine	64	46	13,925	123	93
Pannon GSM	Hungary	87	34	2,929	6	65
DTAC	Thailand	47	28	8,677	11	83
DiGi.Com	Malaysia	73	25	4,795	48	93
GrameenPhone	Bangladesh	6	62	5,542	132	93
Telenor Pakistan	Pakistan	13	9	1,868	n.a.	98
ProMonte GSM	Montenegro	88	58	310	11	85
Associated companies(3)
VimpelCom(4)	Russia	87	34	43,097	68	97
	Other countries	n.a.	n.a.	2,317	n.a.	98
ONE	Austria	103	20	1,664	11	53

(1)	Based on our and the local regulatory authorities’ estimates unless otherwise stated.

(2)	Figures do not include subscriptions for Vodafone Sweden, which we acquired on January 5, 2006.

(3)	All information for associated companies is based on figures published by the companies unless otherwise stated.

(4)	Based on 6 months churn for prepaid.

Licenses and Networks
      Each of our mobile companies are dependent on the licenses they hold to operate mobile telecommunications services. The table below summarizes the significant licenses held and network types operated by our mobile operators as of December 31, 2005.

				Licence
			Licence	Expiration	Licence
Company	Licences	Network Type	Granted	Date	Duration

Telenor Mobil	GSM 900	GSM/GPRS/EDGE	1992	2017	Extended 2006 to 2017
	GSM 900		2001	2013	12 yrs
	GSM 1800		1998	2010	12 yrs
	UMTS	W-CDMA	2000	2012	12 yrs
Sonofon	GSM 900	GSM/GPRS	1997	2012	15 yrs
	GSM 1800		1997	2007	10 yrs
	GSM 1800		2000	2010	10 yrs
	UMTS	W-CDMA	2005	2021	16 yrs
Kyivstar GSM(1)	GSM 900	GSM/GPRS	1997	2012	15 yrs
	GSM 1800		2001	2016	15 yrs
Pannon GSM	GSM 900	GSM/GPRS/EDGE	1993	2008	15 yrs
	GSM 1800		1999	2014	15 yrs
	UMTS	W-CDMA	2004	2019	15 yrs
DTAC(2)	AMPS 800	AMPS	1990	2018	Extended 1996 to 2018
	GSM 1800	GSM/GPRS	1990	2018
DiGi.Com(3)	GSM 1800	GSM/GPRS/EDGE	2000	2015	15 yrs
	EGSM
GrameenPhone	GSM 900	GSM	1996	2011	15 yrs
	GSM 1800
Telenor Pakistan	GSM 900	GSM/GPRS/	2004	2019	15 yrs
	GSM 1800		2004	2019	15 yrs
	LDI	LDI	2004	2024	20 yrs
ProMonte	GSM 900	GSM/GPRS	2002	2017	15 yrs
	GSM 1800		2002	2017	15 yrs
Associated companies:
VimpelCom:(4)
Moscow	GSM 900/1800	GSM/GPRS	1998	2008	10 yrs
Central and Central Black Earth	GSM 900/1800	GSM/GPRS	2000	2008	8 yrs
North-Caucasus	GSM 900/1800	GSM/GPRS	2000	2008	8 yrs
North and North-West	GSM 900/1800	GSM/GPRS	2002	2012	10 yrs
Siberia	GSM 900/1800	GSM/GPRS	2000	2008	8 yrs
Ural	GSM 900/1800	GSM/GPRS	2002	2012	10 yrs
Ural (whole Ural
Territory)	GSM 1800	GSM/GPRS	2002	2012	10 yrs
Volga	GSM 900/1800	GSM/GPRS	2002	2008	8 yrs
ONE	GSM 1800	GSM/GPRS	1997	2017	20 yrs
	UMTS	W-CDMA	2000	2020	20 yrs

(1)	In addition to the operating licenses, Kyivstar holds a number of regional frequency licenses.

(2)	Rather than a license, DTAC has the right to operate a mobile network pursuant to a concession.

(3)	Rather than a license, DiGi.Com holds the right to operate a mobile network (“Spectrum allocation”).

(4)	In addition, VimpelCom also holds several GSM/ AMPS/ D-AMPS licenses in other regions and countries.

GSM
      As set out in the table above, each of the mobile companies holds a license to offer mobile telecommunications services on a GSM network, on which all companies but GrameenPhone also provide General Packet Radio Service (GPRS). GPRS has two main advantages over GSM: an “always on” environment and higher data transmission speed. In addition, each of our GSM networks is compatible with Enhanced Data GSM Environment (EDGE), which allows for further increased data transmission speeds.

UMTS
      Third generation (3G) products and services based on United Mobile Telecommunications Service (UMTS) UMTS technology will allow for even faster and more efficient data transmission than GPRS and EDGE. We currently hold UMTS licenses in Norway, Sweden, Denmark, Hungary and Austria. We launched 3G services based on UMTS in Austria in December 2003 and in Norway in December 2004. Vodafone Sweden launched 3G services for data in February 2004 and 3G services to the consumer market in November 2004. Pannon GSM plans to launch UMTS-based services in Hungary in early 2006 and Sonofon plans to launch UMTS-based services in Denmark during 2006. Each of our UMTS license-holders will offer UMTS-based services using the Wideband Code Division Multiple Access (W-CDMA) standard. In markets in which UMTS licenses have yet to be issued, or in which we have not acquired a UMTS license, we will evaluate the possibility of participating in additional UMTS license allocation procedures on a case-by-case basis. We will also explore the possibility of providing UMTS-based services on a service provider or MVNO basis in those countries in which we do not acquire a UMTS license.

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

Network Development
      Each of our companies’ networks has been designed to provide for high levels of coverage, capacity, quality and reliability. We use redundant network structures to achieve the required reliability, and utilize state-of-the art systems and supervision technology to manage operations on an around-the-clock basis.
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
      Our mobile companies acquire network equipment from a number of international suppliers, including Ericsson, Nokia Siemens and Alcatel. We purchase equipment from multiple sources to spread technology risk and to retain influence over the development of new technology-related features. We are not dependent on any one supplier for the provision of network equipment.

Products and services
      Each of our operators offers products and services to both the consumer segment and the business segment. We aim to offer high quality and advanced services to satisfy the mobile telecommunications needs of specific segments in both the consumer and business market in order to attract new customers, increase revenue per customer and create customer loyalty. Key products and services currently offered by our mobile operators include the following:

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
      Two important factors that affect both a customer’s choice of operator and usage patterns are tariff plans and network quality. Each of our subsidiaries offers a variety of prepaid and contract tariff plans that are intended to attract new customers and increase usage among targeted segments. In addition, each company continues to invest in improving network quality and coverage, thereby enabling customers to use voice services at all times. Each company also offers a range of value-added services, such as voicemail, mobile phonebooks and missed call notification, which have been shown to increase usage by mobile phone users. Other value-added voice services that our companies offer include call waiting, call forwarding, caller identification and itemized invoicing. We have also developed value-added voice services targeted specifically at the business segment. For example, Wireless PABX, which is offered by Telenor Mobil, Pannon GSM and Sonofon, is a mobile-based service that replaces the customer’s traditional fixed line switchboard.
      A less advanced solution — Closed User Group (CUG) solutions — is implemented in most operations. Our products and services are packaged, distributed and promoted efficiently towards our target customers, gaining more and more attention in the local market places (e.g. MTV power pack from Digi.Com).

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
      Internet/intranet access. As discussed above, all our companies (except GrameenPhone) offer a WAP portal which enables customers to access a number of web-based services such as news and weather. We are constantly seeking to improve the WAP portal in order to offer customers a higher quality and broader range of content. Telenor Mobil, Pannon GSM and VimpelCom offer software for easy connection to Internet via PC card. A common mobile email solution was launched across the Group in 2005, with commercial launch in VimpelCom, Pannon GSM, Telenor Mobil, DTAC and Digi.Com. The solution allows all customers to access their business email on the mobile phone.
      mCommerce. Several of our affiliates offer mCommerce services to their customers. Utilizing a public key infrastructure (PKI) secure payment system, mCommerce allows direct access from a mobile phone to a bank account. Customers may use mCommerce to top-up their prepaid subscriptions or purchase products, goods and services from companies and vendors who provide mobile commerce.

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

International Roaming
      Each of our mobile companies has entered into international roaming agreements with a large number of telecommunications operators. These agreements allow our companies’ subscribers to make and receive calls on other networks when traveling abroad. The agreements also allow visitors to our companies’ networks from abroad to make and receive calls. Our companies charge an agreed fee to the respective home networks based on the duration of the calls made or received.
      Today, many of these roaming agreements enabling voice calls and SMS are accompanied by an agreement to enable our customers to use GPRS/ EDGE data services while traveling. Following the launch of 3G UMTS networks in many countries, especially in Europe, several operators have opened their networks to allow 3G roaming, enabling customers of Telenor Mobil, Vodafone Sweden, Pannon GSM and ONE to access their 3G services while abroad.

Wholesale services
      In Norway, we sell network capacity to both Mobile Virtual Network Operators (MVNOs) and service providers, and in Denmark we sell to service providers only. Both MVNOs and service providers sell mobile telephone service under their own brand name without controlling radio spectrum or radio network facilities. MVNOs purchase radio spectrum and access to core network components, but keep control over all other aspects of the service, including traffic routing and SIM card production. Service providers, however, buy a broader range of products and services, including SIM cards. Both MVNOs and service providers are responsible for customer service, marketing, invoicing and sales. Outside of the Nordic region, service providers and MVNOs are not currently present in the markets in which our mobile companies operate.
Marketing
      As a general matter, each of our mobile investments operates under its own brand. Our affiliate in Pakistan operates under the Telenor brand. At present, the only exception to this strategy is the “djuice” brand, a brand that is targeted at the youth segment and which includes products and services, such as special tariff plans, that are tailored to this segment’s needs. To date, djuice has been launched in Norway, Sweden, Hungary, Ukraine and Bangladesh.
      Similarly, each of our mobile operators is largely responsible for local marketing initiatives. The most notable exception to this general approach is the Nordic Mobile Unit, which is developing a shared product and service portfolio enabling a common marketing approach and swift reuse of proven concepts for our subsidiaries in Norway, Sweden and Denmark. In addition, our mobile companies have developed and implemented a common segmentation model in order to align market offerings and create synergies through common customer segment concepts (such as the djuice brand described above).
Telenor Mobil — Norway
      Our wholly-owned subsidiary Telenor Mobil AS (Telenor Mobil) is the leading provider of mobile telecommunications services in Norway. Telenor Mobil offers a broad range of digital services to the Norwegian corporate and consumer market and has extensive experience in providing mobile services and operating mobile communication networks in Norway.
      Telenor currently holds three licenses for the provision of GSM-based services in Norway (two GSM 900 licenses and one GSM 1800 license). In connection with the discontinuation of Nordic Mobile

Telephone - 450 (NMT-450) services on December 31, 2004, we have increased GSM coverage along the Norwegian coast and in some mountain areas by utilizing extended cell technology, which more than doubles the range of coverage. Our GSM network currently covers 99.8% of Norway’s population. Upgrade to EDGE technology started in June 2004, and within the first quarter of 2006, Telenor Mobil will use EDGE technology on all GSM-900 sites in Norway. Telenor Mobil was the first Norwegian mobile operator to offer UMTS-based services on December 1, 2004.
      Telenor Mobil launched UMTS-based services on December 1, 2004 with a geographic coverage to the homes of approximately 2.4 million people (more than 50% of Norway’s population) with a minimum bit rate of 128 kbit/s (compared to a bit rate of approximately 40 kbit/s in the GSM/ EDGE network). As of March 1, 2006, our UMTS coverage was approximately 70.6% of the population with a minimum bit rate of 128 kbits/s. We are required by the regulator to provide such services to approximately 3.75 million people (approximately 80.9% of the population) by March 1, 2007, including 3.2 million with a bit rate of up to 384 kbit/s.
      The first of our two licenses in the GSM 900 band, which was due to expire on November 1, 2005, has been renewed until December 31, 2017. The renewal of the license involved capital expenditures of NOK 186 million.

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
      In addition to voice services, Telenor Mobil offers a broad range of advanced non-voice services to its retail subscribers, including SMS, MMS, content services, mobile Internet/intranet, e-mail access, mCommerce and video telephony.
      In addition to providing voice and non-voice services to retail subscribers, Telenor Mobil also offers wholesale services to Mobile Virtual Network Operators (MVNOs), national roaming and service providers. MVNOs and national roaming providers only purchase access to network capacity, while service providers also purchase other services, such as SIM card production. Telenor Mobil also has a national roaming agreement with Teletopia.

Marketing and distribution
      The Norwegian market is a highly developed and competitive market. Following the introduction of mobile number portability in November 2001, the mobile market has seen increased churn levels, consolidation among service providers and increased marketing efforts by various providers targeting both low and high value segments. In recent years, Telenor Mobil’s marketing and distribution efforts have become increasingly customer segment-oriented in order to ensure strength in both the business and consumer markets. During 2005, Telenor launched a new contract subscription portfolio for the consumer market. The portfolio is targeted towards all of our customer segments by including a variety of subscription plans differentiated according to minutes used and messages sent.
      During 2005, Telenor Mobil continued to focus its efforts on churn reduction, particularly with respect to its most valuable customers. As a part of this effort, Telenor Mobil has implemented specific “holdback” and “winback” activities such as reducing selected prices and simplifying mobile tariffs. Other marketing initiatives have focused on improving network quality and customer service levels.
      Telenor Mobil distributes its mobile telecommunications services through its own retail stores, the Internet and independent distributors. The total number of distribution outlets was approximately 12,000 at December 31, 2005. All of Telenor Mobil’s distribution outlets offer prepaid cards, while approximately 1,300 offer contract subscriptions. In addition, prepaid cards can now be purchased in kiosks, petrol stations and supermarkets across Norway. ATMs and mCommerce may also be used to recharge prepaid accounts, in addition to prepaid cards.

Customers

Retail
      Since 2001, growth in total subscriptions in the Norwegian mobile market has slowed down due to a high market penetration rate and increased competition from other network operators and service providers. Despite increased competition and slowed growth in total subscriptions in the market, Telenor Mobil continued to increase its subscription base during 2005. The increase is larger in Telenor Mobil’s contract segment compared to its prepaid segment.
      As of December 31, 2005, Telenor Mobil had approximately 2.73 million subscriptions for digital mobile telephone services in Norway, which represent approximately 56% of the total market in Norway. Telenor Mobil’s estimated net growth in new digital subscriptions was 108,000.
      The table below shows selected subscription data for Telenor Mobil’s retail services (both digital and analog) on the dates specified.

	Year ended December 31

	2003	2004	2005

Mobile subscriptions (period end, 000s):
Digital
Contract	1,228	1,395	1,509
Prepaid	1,099	1,228	1,232
Analog	37	22	—

Total	2,364	2,645	2,731

Subscriptions through service providers and MVNOs	487	540	660
Mobile Telephony Penetration in Norway	90%	102%	107%
Churn rates for contract subscriptions	21%	15%	21%
      Although Telenor Mobil remains the leading mobile service provider in Norway, it is facing increased competition from other network operators and service providers, some of which have a service provider arrangement with Telenor Mobil to use its network. Telenor Mobil’s increase in churn from retail subscribers in 2005 is mainly due to the change in minimum contract period in 2004 from 18 months to 12 months, providing for a high number of expiring contracts in the late summer of 2005.

Wholesale
      Telenor Mobil currently has 7 service provider agreements. The service providers use Telenor Mobil’s network to offer mobile services in the market. It is the service provider’s responsibility to handle customer services, invoicing, marketing, and sales to the end user. They use their own branding, can bundle products and set their own prices.
      During the past year, there has been substantial consolidation in the service provider market. Ventelo has acquired several service providers operating on Netcom’s network and has moved their traffic to Telenor Mobil’s network. Telenor Mobil’s largest service provider, Chess, has been bought by TeliaSonera and our service provider contract with Chess has been terminated. Chess’s traffic will be moved to Netcom’s network during 2006.
      In addition to service provider agreements, Telenor Mobil offers MVNO agreements. Tele2 has been operating as an MVNO on Telenor Mobil’s network since 2003, and Ventelo and TDC have in the first quarter of 2006 signed MVNO agreements and are expected to launch mobile virtual networks services on Telenor Mobil’s network in 2006.
      Both service providers and MVNOs have access to Telenor Mobil’s GSM and UMTS network.

Traffic
      The following table sets forth selected traffic data for Telenor Mobil’s retail subscriptions. Digital data includes both contract and prepaid traffic in each of Telenor Mobil’s digital networks, while analog data includes customers in Telenor Mobil’s NMT networks (NMT 450 up until December 2004).

	2003	2004	2005

Traffic:
Digital
Total outgoing traffic (in million of minutes)	3,048	3,438	3,908
Total incoming traffic (in million of minutes)	1,832	1,939	2,017
Average monthly incoming and outgoing traffic (minutes per digital subscription)	176	184	184
Number of outgoing SMS, MMS and content messages (in millions)	2,409	2,785	3,459
Analog
Total outgoing traffic (in million of minutes)	36	23	—
Total incoming traffic (in million of minutes)	14	9	—
      Total outgoing traffic has increased in 2005 compared to 2004 due to the increased number of subscriptions and increased outgoing minutes per user. Total incoming traffic has increased in 2005 compared to 2004 due to the increased number of subscriptions, partly offset by decreased incoming minutes per user. Average minute per user was stable in 2005 compared to 2004. Total SMS, MMS and content message increased in 2005 compared to 2004 due to the increased number of subscriptions and increased number of messages per user.

Competition
      As of December 31, 2005, Telenor Mobil had a share of 56% in the mobile telephone subscriptions market in Norway. Our main competitor is NetCom, a wholly-owned subsidiary of TeliaSonera, with a market share of 26% as of December 31, 2005. The third GSM network operator in Norway is Teletopia, with a market share of less than 1%. In addition, there were 21 service providers and one mobile virtual network operator (Tele2) in the Norwegian mobile telephone market as of December 31, 2005.
      Three operators currently hold UMTS licenses in Norway: Telenor Mobil, NetCom and Hi3G. NetCom launched UMTS-based services in March 2005. Hi3G has not announced any plans to launch UMTS-based services.
      Telenor Mobil competes primarily on the basis of price, quality of network service, quality of customer service and the range of advanced products and services offered. Telenor Mobil believes that it has been able to sustain its high market share primarily through new market offers and by focusing on customer care.

Regulatory matters
      Current Norwegian telecommunications regulations impose cost-oriented pricing requirements on mobile network operators with significant market power in the national market for interconnection. Both NetCom and Telenor Mobil have been found to have significant market power in this market.
      In September 2005, the Norwegian regulatory authorities decided to reduce interconnection charges in the Norwegian market for mobile telephony. Prior to the decision, the interconnection charges consisted of a call set up charge of NOK 0.20 and a charge per minute of NOK 0.63. From November 1, 2005, we were instructed to reduce our interconnection charges, including set-up charges, by NOK 0.05 to NOK 0.68. From

July 1, 2006, a further adjustment of Telenor Mobil’s interconnection charges of NOK 0.03 will reduce our charges to NOK 0.65. Telenor Mobil has appealed the decision, and enforcement has been temporarily suspended until a final decision is made.
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
Sonofon — Denmark
      Telenor’s fully-owned subsidiary, Sonofon, is the second largest mobile operator in Denmark (as measured by number of subscriptions), with an estimated market share of 26.6%.
      Sonofon currently holds 4 licenses: a GSM license, two GSM 1800 licenses and, from December 2005, a UMTS license acquired for NOK 574 million, of which NOK 143 million was paid in 2005 and the remaining amount in ten annual installments. Under the terms of the UMTS license, our network coverage must exceed 30% of the population by 2009 and 80% of the population by 2013.

Products and services
      Sonofon’s mobile communications business offers voice traffic and value added services (non-voice services) to customers in both the consumer and business segment. Non-voice services include SMS and MMS, mobile Internet access via WAP and content services. Content provided exclusively to Sonofon subscribers pursuant to arrangements with partners is an important point of differentiation between Sonofon and our competitors. In 2005, Sonofon strengthened its mobile data concept targeted at the business segment by providing business customers access to the corporate network on their mobile phones.
      In addition to offering voice and non-voice services on a retail basis, Sonofon also offers wholesale mobile network services to a number of service providers, most notably Debitel Denmark, and to an MVNO (Tele2).
      We expect to launch 3G services in major Danish cities to business consumers during 2006. Subsequently, we will launch 3G services to retail consumers.

Marketing and distribution
      Sonofon aims to protect its market position as the second leading mobile operator by offering a range of simplified and user-friendly products and services. During 2005, we increased our efforts to improve the customer base by increasing average revenue per user per month (ARPU) and average minutes per user per month (AMPU) and decreasing churn. The focused efforts have been successful as customer and traffic figures below indicate. Initiatives including packaged offers and flat rate products have been an important reason for the significant growth in traffic experienced in 2005. Focused customer relationship management activities have helped to bring the churn rate to a historically low level.
      An increasingly important segment in Denmark is the youth segment, which tends to use the Internet, both as a means of purchasing subscriptions and as a means of accessing customer service more than other segments. Increased emphasis is placed on marketing competitive web-based products and services. At the beginning of 2006, we launched packaged solutions aimed at the youth segment.
      Sonofon’s primary distribution avenues are its own retail chain (“Sonofon Partner”, which covers all of Denmark) and external distributors. Among external distributors, Sonofon concentrates on distribution chains with the best coverage of its target segments. To strengthen its long-term distribution, Sonofon has recently begun to develop alternative channels of distribution, including web based distribution.

Customers
      The following table sets forth selected subscription data for Sonofon on its GSM network:

	Year ended December 31

	2003	2004	2005

Mobile subscriptions (period end, 000s):
Digital
Contract(1)	772	813	859
Prepaid(2)	238	462	425

Total own subscriptions	1,010	1,275	1,284

Subscriptions through service providers	407	185	216
Fixed-line customers(3)	448	461	127
Mobile Telephony Penetration in Denmark	82%	88%	89%
Churn rates for contract subscriptions	38.6%	33.1%	24.4%

(1)	Contract subscriptions for the year end 2004 have been adjusted. SIM-cards used for telemetric applications are now excluded from the figures.

(2)	The number of prepaid subscribers for the years ending 2004 and 2005 includes subscribers of CBB Mobil, a service provider which Sonofon acquired during 2004. CBB Mobil has continued to operate under its own name and brand.

(3)	Figures from 2003 and 2004 are not comparable with 2005 figures as the method of calculation was adjusted in 2005 from the number of phone numbers published to the number of fixed lines actually sold.

Traffic
      The following table sets forth selected traffic data for Sonofon retail customers. The data refers to traffic generated by both contract and prepaid customers.

	2003	2004	2005

GSM
Traffic(1):
Total outgoing traffic (in millions of minutes)	1,027	1,192	1,679
Total incoming traffic (in millions of minutes)	701	826	1,013
Average monthly incoming and outgoing traffic — (minutes per digital subscription)	145	148	179
Number of outgoing SMS and content messages (in millions)	809	1,273	1,755

(1)	Data for 2004 and 2005 includes traffic generated by CBB Mobil subscriptions.
      Sonofon has experienced a significant traffic growth from retail customers from 2004 to 2005 with a 41% growth in outgoing traffic and 23% growth in incoming traffic. Improvement of the customer mix and introduction of flat rate products and package solutions has also led to a 21% increase in AMPU. Similar growth has occurred for outgoing SMS and content messages with a 38% increase in 2005 compared to 2004.

Competition
      In addition to Sonofon, there are two other GSM network operators in Denmark: TDC Mobil and TeliaSonera DK. UMTS licenses are currently held by Sonofon, TDC Mobil, TeliaSonera and Hi3G. Sonofon acquired a UMTS license for Danish Krone (DKK) 533 million in December 2005 in the re-auctioning of a

UMTS license that had been handed back to the National IT and Telecom Agency (NITA) by TeliaSonera following its takeover of Orange Denmark in 2004.
      Taking into account the retail subscriptions of Sonofon and CBB Mobil, Sonofon had an estimated 26.6% market share as of December 31, 2005. Our main competitors are TDC Mobil, with an estimated market share of 41.1%, and TeliaSonera, with an estimated market share of 21.2%. Hi3G had an estimated market share of 2.3%.

Regulatory matters
      Sonofon has been designated as having significant market power (SMP) in the Danish mobile communications market, and as a consequence is subject to a number of obligations in regards to mobile access and mobile termination, including the obligation to meet all reasonable requests for interconnection agreements on transparent, objective and non-discriminatory terms. Furthermore, accounting separation is mandatory and interconnection agreements have to be made publicly available. Currently, no cost obligations apply to either mobile access or mobile termination charges.
      Following the market analysis as provided by EU Framework, the Danish regulatory authorities in January 2006 decided to reduce the interconnection charges in the Danish market for mobile telephony. From May 1, 2006, Sonofon is required to reduce its interconnection charges, including set-up charges, from the current DKK 0.94 to 0.96 range to DKK 0.84. From May 1, 2007, the interconnection charges will be reduced further to DKK 0.72 and, from May 1, 2008, to DKK 0.62. Sonofon has decided to appeal the decision.
      With respect to the market for mobile access, The NITA has published its final decision withdrawing all existing obligations on this area. The decision comes into effect on September 1, 2006.
      In November 2005, the Prime Minister’s office published a plan of action against terrorism in Denmark. Implementing the plan may lead to increased operating costs for the Danish telecommunications industry. If requirements in the plan are approved at the current level, the Danish telecommunications industry estimates costs in the range of DKK 1 to 2 billion.
Telenor Mobile Sweden — Sweden
      Following the acquisition of Vodafone Group’s Swedish mobile operations, we are now the third largest mobile operator in Sweden, with 1.7 million subscriptions and a market share of approximately 17%.
      We entered into the agreement to acquire Vodafone Sweden (Europolitan Vodafone AB) for EUR 1,035 million (NOK 8,170 million), including assumed debt, on October 31, 2005, and the acquisition was completed on January 5, 2006. We expect to achieve full integration of Vodafone Sweden and Telenor Mobile Sweden during the first half of 2006.
      The acquisition has increased our Scandinavian mobile customer base by approximately 39 per cent, totaling 5.7 million subscribers as of December 31, 2005. In addition, the acquisition strengthens our presence in the business segment, where large business customers to an increasing degree demand seamless communications solutions across Nordic countries. Under a partnership network agreement between Telenor and Vodafone for Sweden, our customers will have access to Vodafone products and services in the Swedish market.
      In September 2002, our wholly-owned subsidiary Telenor Mobile Sweden entered into a MVNO roaming agreement with Tele2 which allows us to provide mobile telecommunications services based on Tele2’s GSM and UMTS networks in Sweden. The agreement’s duration is five years. However, following price reductions in the Swedish market and reduced expectations with respect to future earnings potential concerning the contract in 2004 and our purchase of Vodafone Sweden in 2005, Telenor Mobil Sweden has provided for NOK 562 million and NOK 414 million as an estimated loss on the MVNO contract for 2004 and 2005, respectively. Please see “Item 5: Operating and Financial Review and Prospects — Telenor Mobile Sweden” for more information.

Products and Services
      Telenor Mobile Sweden positions itself as an innovative and quality operator that seeks to provide simple and user-friendly products and services at a low cost. Revenues from Telenor Mobile Sweden’s core business of voice services include traffic charges, interconnection fees and roaming charges. In addition to voice services, Telenor Mobile Sweden offers data services such as SMS and MMS, content services based on premium SMS and Internet access via WAP.

Customers
      As of December 31, 2005, Telenor Mobile Sweden had approximately 95,000 subscriptions (down from approximately 105,000 subscriptions at December 31, 2004). Telenor Mobile Sweden estimates that it had an overall market share of 1% as of December 31, 2005. Vodafone Sweden had approximately 1.6 million subscriptions and a market share of approximately 16% as of December 31, 2005.

Traffic
      The following table sets forth selected traffic data for Telenor Mobile Sweden’s subscriptions.

	2003	2004	2005

GSM
Traffic:
Total outgoing traffic (in millions of minutes)	28.2	56.8	75.4
Total incoming traffic (in millions of minutes)	11.7	60.3	93.5
Average monthly incoming and outgoing traffic — (minutes per digital subscription)	49	111	132
      The strong increase in incoming traffic is related to the change in customer mix from 2003 to 2005. During 2005, Telenor Mobile Sweden only has had MVNO customers with incoming traffic compared to 2003 when the customer base consisted of mainly service provider customers without incoming traffic.

Competition
      The Swedish mobile market is a mature market with a penetration rate of approximately 110%. Each of TeliaSonera, Vodafone (whose license we have acquired as a result of our acquisition of Vodafone Sweden) and Tele2 hold GSM licenses and operate GSM networks. The fourth GSM license holder in Sweden is SweFour, which provides GSM network capacity to service providers on a wholesale basis.
      There are four UMTS licenses of which TeliaSonera and Tele2 hold a single UMTS license through their joint venture Svenska UMTS-nät AB. In 2005, Vodafone (whose license we have acquired as a result of our acquisition of Vodafone Sweden) and Hi3G Access each had one UMTS license but they also had a cooperation agreement regarding network coverage outside the major metropolitan areas in Sweden. In addition to the cooperation agreement regarding the UMTS coverage, Hi3G Access has a national roaming agreement with Vodafone for GSM access. Hi3G Access has commercially launched UMTS-based services under the brand name “3”. The fourth UMTS license was returned to the Swedish regulator by Orange in 2005. No decision has been made by the regulator as to the possible re-use of this license.

Regulatory matters
      In 2004, the Swedish regulator determined that our youth brand Djuice has significant market power in the market for mobile voice call termination services and, as a consequence, will be required to reduce its interconnection fees from 0.97 SEK/minute to 0.52 SEK/minute by 2007.
Pannon GSM — Hungary
      Our wholly-owned subsidiary Pannon GSM (Pannon) is the second largest mobile operator in Hungary based on the number of subscriptions. Pannon currently holds two GSM licenses (GSM 900 and GSM 1800)

and a UMTS license awarded in December 2004 for 15 years. The license has an extension option for an additional 7.5 years.

Products and services
      Pannon offers advanced voice and non-voice services to subscribers on both a prepaid and contract basis. Voice services include international calling using Voice over Internet Protocol (VoIP), which offers subscribers lower-cost international calling. Non-voice services include SMS, MMS, mobile content services and Internet service provider services via Internet Protocol and WAP. Pannon launched EDGE-based broadband services on its network in February 2005 and UMTS-based broadband services in October 2005.

Marketing and distribution
      Pannon has made significant investments in establishing its brand name and positioning itself as a provider of high-quality services with up-to-date features, competitive pricing and good customer service. Recently, Pannon has identified the youth segment and provided targeted offers for select services under the djuice brand.
      In addition to the 39 Pannon-owned regional service centers, Pannon sells its products through a nationwide network of agents and outlets on an exclusive basis. During 2006, Pannon is restructuring the distribution network by outsourcing 29 of its own shops to various franchisees. Five shops will be kept as “flagship” stores and five will be closed down.
      The quality, number and location of the outlets are evaluated frequently since Pannon seeks to optimize its distribution profile for the market. Pannon also has a direct sales force for major accounts and sales to small and medium-sized enterprises

Customers
      The following table sets forth selected subscription data for Pannon:

	Year ended December 31

	2003	2004	2005

Mobile subscriptions (period end, 000s):
Contract	595	779	1,025
Prepaid	2,023	1,991	1,904

Total	2,618	2,770	2,929

Mobile Telephony Penetration in Hungary	73%	80%	87%
      Mobile penetration rates in Hungary have been increasing, but the subscriber growth rate has been decreasing due to intensifying competition since 2004 for new subscribers. The majority of Pannon’s subscriber base subscribes to various prepaid tariff plans. Due to our continued focus on consumer contract and business sales, the percentage of contract subscriptions increased from 28% to 35% during 2005.

Competition
      In addition to Pannon, there are two other mobile operators in Hungary: T-Mobile (formerly Westel) and Vodafone, each holding both GSM and UMTS licenses. Pannon estimates that it had a market share of approximately 34% as of December 31, 2005. The market leader, T-Mobile, had an estimated market share of 45%, while Vodafone had an estimated market share of 21%. There are no service providers or MVNOs operating in the Hungarian market for mobile telecommunication services.

Regulatory matters
      In November 2003, Pannon was identified by the Hungarian regulatory authority as having significant market power (SMP) in both the mobile market and the national market for interconnection. In Hungary, SMP operators are under an obligation to meet various strict legal requirements, such as applying a certain cost model as a basis for interconnection tariffs. Pannon accepted that it is an SMP operator in the mobile market, but filed a complaint against the regulator’s determination that it has SMP in the national market for interconnection. Since the decision of the regulator became effective immediately and was not suspended by the court, Pannon has complied with the decision and reduced its interconnection charges by 9% as of June 15, 2004. In January 2006, the Supreme Court of Hungary upheld the regulator’s 2003 SMP designation, thus exhausting Pannon’s potential judicial remedies with respect to this decision. Although our 2003 SMP designation is final, the Hungarian regulatory authority is reassessing the 2003 SMP designation for T-Mobile in the national market for interconnection.
      In January 2005, the Hungarian regulatory authorities again determined that Pannon and T-Mobile (as well as Vodafone) are required to reduce their interconnection charges. The decisions of the regulator to further reduce these charges were challenged by all three mobile operators.
      If the designation of Pannon as an SMP operator in the national market for interconnection is ultimately upheld in the cases described above, Pannon’s mobile interconnection charges will continue to be regulated and, as a consequence, Pannon’s interconnection charges may be adversely affected in the future.

USF contributions
      During 2002, Hungarian authorities established a Universal Service Fund (USF) with the aim of compensating universal service providers (i.e., fixed line operators) for offering low tariff packages to certain customer segments. All fixed and mobile operators are required to contribute to the USF in proportion to their revenues. In 2003, legislation was adopted which fixes the maximum contributions paid from 2004 onwards at 0.5% of an operator’s annual revenue. In 2002, the regulator determined the amount payable by determining the total amount payable by all operators and then allocating the amount payable by each operator. Pannon paid the required contribution of HUF 1.5 billion, but successfully appealed the requirement in the first instance court. The USF has filed an appeal against this decision which is still pending. In connection with this matter, Pannon has prevailed in its claim for damages against the regulator for discriminatory conduct in the Court of 1st instance. The Regulator has appealed the decision.
      Telenor, on behalf of Pannon, has also filed a claim in the International Center for Settlement of Investment Disputes (ICSID) for payments with respect to the 2002 USF. Telenor alleges that the regulator breached an international investment treaty between Norway and Hungary. The Hungarian 2002 USF has insufficient monies to pay the claims presented and a hearing presented against the government on the case is scheduled for the second quarter of 2006 to determine if the ICSID has valid jurisdiction over the case.
      On December 6, 2004, Pannon’s contribution for 2003 was fixed at HUF 798 million (an amount which reflects the 0.5% ceiling). Pannon successfully appealed this decision in September 2005 and has received the contribution back from the USF.

GVH investigation- The cartel case
      In February 2002, the Hungarian Competition Office (GVH) commenced an investigation against all three Hungarian mobile operators, including Pannon, and the fixed line operator, Matav, relating to pricing mechanisms and market practice for call termination charges between 1998 and 2001. A report issued in connection with this investigation alleged that the Hungarian mobile operators abused their dominant position in the call termination market and formed a price cartel in respect of call termination charges. The allegation of abuse of dominant position was ultimately abandoned, while the cartel charges were upheld. In July 2003, the Competition Counsel, an independent body within GVH, found that the mobile operators’ activities had lead to a distortion of competition and Pannon was fined HUF 150 million. Pannon appealed this decision before the Municipal Court of Budapest, and the court suspended the payment of the fine. The authority appealed the decision and the case is still pending. The fine will not be increased on appeal.
DiGi.Com — Malaysia
      We currently hold a 61% ownership interest in DiGi.Com, the third largest mobile operator in Malaysia. Under current Malaysia’s New Economic Policy (NEP), we are required to reduce our ownership interest in DiGi.Com to less than 50% by end of 2006. The NEP also requires at least 30% of the ownership interest in any publicly-listed company to be held by members of the Bumiputera community, the largest indigenous ethnic community in Malaysia. We will be required to comply with this requirement in the second half of 2006, unless we apply for additional extensions. In addition, the Bursa Malaysia Securities Berhad (Bursa Securities) requires that no less than 25% of DiGi’s shares, including shares held by institutional investors, be publicly held. The requirement has been satisfied, with public free float of DiGi.Com’s shares now exceeding the required amount of 25%.

Products and Services
      DiGi Telecommunications Sdn Bhd, a wholly owned subsidiary of DiGi.Com, currently holds a license for the operation of a GSM 1800 network and offers mobile voice, roaming and value-added services on both prepaid and contract basis. DiGi is currently one of the leading operators in the prepaid segment, which is the fastest growing segment in the Malaysian mobile market. With various valued-added services, such as MMS, enriched SMS, mobile content and Internet services, and innovative loyalty schemes, DiGi continues to be at the forefront of product innovation in the Malaysian market. In 2005, DiGi continued to take the innovative position and was first to launch many other new products and services to the market. The company also offers different subscription plans to suit the various needs of its contract customers.

Marketing and Distribution
      To reach both current and prospective customers, DiGi has established more than twenty DiGi service centers and cooperates with a large number of dealers throughout Malaysia including a number of DiGi specialised stores which only handle DiGi products and services. DiGi also offers efficient and innovative ways for customers to communicate with its customer service functions via the telephone or Internet.

Customers
      The following table sets forth selected subscription data for DiGi.:

	Year ended December 31

	2003	2004	2005

Mobile subscriptions (period end, 000s):
Contract	104	172	354
Prepaid	2,101	3,067	4,441

Total	2,205	3,239	4,795

Mobile Telephony Penetration in Malaysia	44%	57%	73%
      Total mobile subscriptions continued to increase mainly driven by the simple and relevant product offerings and promotions. The increase also is in line with the industry growth in Malaysian market with penetration rate estimated at 73%.

Competition
      DiGi is one of three mobile operators in the Malaysian market. The other two GSM network operators are Celcom, which is Telekom Malaysia’s mobile unit, and Maxis, each of which has licenses to operate both GSM 900 and GSM 1800 networks. Telekom Malaysia and Maxis were each assigned a block of the

3G spectrum in 2002. Under the terms of the assignment, Telekom Malaysia and Maxis are required to offer access to their 3G networks to MVNOs. At present, there are no mobile service providers or MVNOs in Malaysia. Both Maxis and Telekom Malaysia launched their 3G services in the first half of 2005.
      As of December 31, 2005, DiGi was the third largest mobile operator in Malaysia, with an estimated market share of 25%. Maxis had a market share of 40% and Celcom had a market share of 35%.

Regulatory issues
      The Ministry of Energy, Water and Communication has announced the introduction of a nationwide coverage plan in Malaysia with the objective of achieving significant improvement on population coverage by the end of 2008. DiGi intends to expand its network in accordance with this plan.
      The Malaysian Communication and Multimedia Commission (MCMC) has determined new access prices effective for three years, from 2006 to 2008. Among other things, this determination has resulted in lower interconnection rates terminating on mobile network and higher interconnection rates terminating on fixed networks, with effect from February 15, 2006.
      Two additional 3G spectrum blocks were tendered by the Malaysian telecommunication authorities in November 2005, and the results were announced in March 2006. DiGi participated in the process but was not successful in its application for a 3G spectrum block. Despite this decision, DiGi remains committed to continue to enhance its mobile and broadband service offering. Today, DiGi has an extensive EDGE network that provides mobile broadband services to the overwhelming majority of Malaysia
      Other significant regulatory issues include the issues related to the ownership of DiGi described above.
Total Access Communication PCL (DTAC) — Thailand
      On October 26, 2005, Thai Telco Holdings (TTH), a 49% subsidiary of Telenor, completed the purchase of a 39.9% stake in United Telecommunications Industry PCL (UCOM). In compliance with relevant stock market regulations in Thailand and Singapore, TTH then launched a mandatory tender offer for all outstanding shares of UCOM and, along with Telenor Asia, a Chain Principle Offer for all of the shares of DTAC that they and their parties acting in concert, as defined by stock market regulation in Singapore, did not collectively own or control. The results of the mandatory tender offer resulted in an increase in Telenor’s economic stake in DTAC, held through TTH, UCOM and Telenor Asia, to 69.3% as at December 31, 2005. The Telecommunications Business Act limits the direct ownership of foreign investors in public communications license-holders to 49% of the total issued share capital.

Products and Services
      DTAC, which currently has a GSM 1800 and AMPS 800 concession, offers mobile voice, roaming and value-added services to its customers through contract and prepaid tariff plans. DTAC’s non-voice services include mobile Internet services based on WAP and EDGE.

Marketing and Distribution
      During 2005, DTAC has continued to focus on customer service and adopting an innovative and segmented approach to ensure that the needs of individual customers in both the consumer and corporate segment are met. Distribution, in particular, has been a key element of DTAC’s strategy. Key channels of distribution include DTAC shops, independent dealers and non-telecom outlets.

Customers
      The following table sets forth certain subscription data for DTAC:

	Year ended December 31

	2003	2004	2005

Mobile subscriptions (period end, 000s):
Contract	1,167	1,277	1,465
Prepaid	5,383	6,509	7,212

Total	6,550	7,786	8,677

Mobile Telephony Penetration in Thailand	35%	43%	47%
      The subscriber base continued to grow in 2005 due to successful marketing activities and stronger brand attributes. The growth however was lower than 2004 due to the slow down in growth in general in the market.

Competition
      As of December 31, 2005, DTAC was the second largest mobile operator in Thailand, with an estimated subscriber market share of approximately 28%.
      The market leader in Thailand, Advanced Info Service plc (AIS), also owns 97.5% of the fifth largest operator in Thailand, Digital Phone Company (DPC). At December 31, 2005, we estimate that the combined market share of AIS and DPC was 54%. The other mobile operators in Thailand are TA Orange, with a market of approximately 15%, and Hutchinson-CAT Wireless Multimedia and Thai Mobile, with a combined market share of 3%.

Regulatory matters
      DTAC has a service concession arrangement where the Communication Authorities of Thailand (CAT) has granted DTAC the right to build, transfer and operate a mobile network in Thailand. In return for the right to provide mobile services for a fixed period, mobile operators must build out their infrastructure, and then transfer ownership of the infrastructure to the government and pay a concession fee, or revenue share, to the CAT and a 10% excise tax. The revenue share to CAT will increase from 20% to 25% in September 2006. The excise tax is included in the total amount of the revenue share.
      The government has proposed several frameworks for the conversion of previously issued concessions into licenses, but no proposal has yet been adopted. The process of conversion is dependent on successful bilateral commercial negotiations between the CAT and the Telephone Organization of Thailand (TOT), on the one hand, and concession holders on the other. The NTC is currently drafting competition regulations for the mobile market, which are expected to be adopted during 2006 and form the backbone of the regulatory environment in Thailand.
      At present, mobile operators in Thailand generally operate under a “sender keeps all” regime, a system in which the service provider originating a call keeps the entire revenue derived from it, since no interconnection regime is currently in place. The exception to this rule is that concessionaires of the CAT, such as DTAC, must compensate the TOT for the use of its fixed network. The establishment of a new interconnection regime, as provided for in the Telecommunications Business Act, is currently being discussed.
      DTAC has filed claims against Digital Phone Company Limited (DPC) in the Thai Arbitration Court in June and August 2003 for the DPC’s breach of contract of more than NOK 241 million pursuant to the terms of an agreement to unwind the service provider agreement dated January 7, 1977. DTAC had previously recognized approximately NOK 100 million revenues of the NOK 241 million amount claimed.
      The CAT brought an action against DTAC for payment of royalty fees for in the amount of NOK 112 million. DTAC disputes the method CAT used to calculate fees.

      A recent assertion has been made by Telecom Public Company Limited against DTAC relating to the manner in which a certain discount shall be calculated. This will impact the revenue sharing between DTAC and Telecom Public Company Limited. An external legal opinion provided to DTAC agrees with the DTAC method of calculation. The dispute involves a difference of about NOK 76 million.
Kyivstar — Ukraine
      We have a 56.5% ownership interest in Kyivstar GSM, a major mobile operator in Ukraine. The only other shareholder is Storm LLC (Storm), with a 43.5% ownership interest. Storm LLC is 100% indirectly owned by Alfa Group. Kyivstar’s board of directors consists of nine members, five of which are nominated by Telenor and four of which are nominated by Storm, as provided by Kyivstar’s shareholder agreement and charter.
      Kyivstar currently owns a GSM 900 and GSM 1800 license. Kyivstar’s GSM network had geographical coverage of approximately 92% and population coverage of approximately 96% as of December 31, 2005. Kyivstar’s network is fully GPRS upgraded.
      Kyivstar launched EDGE in 2005, which at the end of year was operational in approximately half of the base stations of the 10 largest cities in Ukraine. In addition, Kyivstar continued to roll-out its own fiber backbone network during 2005.

Products and services
      In addition to voice telephony, Kyivstar provides voice messaging services, SMS, MMS and mobile internet services. In 2004, Kyivstar launched djuice, a product offering that targets the youth segment, and introduced campaigns with distribution of free start packs to targeted segments, including the youth segment.

Marketing and distribution
      Kyivstar distributes its products and services through both indirect sales channels (dealers, retailers, wholesalers) and direct sales channels (telemarketing and direct contact). The company also entered into co-branding agreements with selected companies.
      In order to attract and retain subscribers, Kyivstar focuses on providing a high level of customer service and care. At December 31, 2005, Kyivstar had 72 visitor centers throughout Ukraine. Visitor centers are independent dealers that have at least one of Kyivstar’s own employees on the staff. At December 31, 2005, Kyivstar also operated 18 information centers in the main urban areas.

Customers
      The following table sets forth selected subscription data for Kyivstar

	Year ended December 31

	2003	2004	2005

Mobile subscriptions (period end, 000s):
Contract	534	720	1,024
Prepaid	2,503	5,532	12,901

Total	3,037	6,252	13,925

Mobile Telephony Penetration in Ukraine	14%	29%	64%
      Kyivstar’s strong customer increase has been driven by the fast growth in market penetration and by attractive product and service offerings.

Traffic
      Average monthly minutes of usage per subscriber increased in 2005 from 91 minutes per month in the first quarter to 108 minutes per month in the fourth quarter.

Competition
      As of December 31, 2005, Kyivstar was Ukraine’s largest mobile operator, with a market share of approximately 46%. The second largest mobile operator Ukrainian Mobile Communications (UMC), which is owned by the Russian group Mobile Telesystems, had a market share of approximately 44%.
      Life:), a brand which is operated by Astelit, a company owned by DCC and Türkcell, had approximately 2.7 million subscribers and a market share of approximately 9% by the end of 2005. Astelit holds a GSM 1800 license and launched services in January 2005.
      In November 2005, the Russian company VimpelCom announced to have acquired 100% of the Ukrainian mobile operator Ukrainian Radio Systems (URS), which operates the WellCom brand. In October 2005, URS received a GMS 1800 license (not full national coverage) in addition to its GSM 900 license. Telenor owns a 29.91% ownership stake in VimpelCom. For more information, see “— VimpelCom — Russia and other CIS Countries.”
      Further, there are two smaller mobile operators in Ukraine, including Golden Telecom Ukraine (GSM 1800) a wholly owned subsidiary of Golden Telecom, Inc. in which Telnor has a 20.3% ownership interest. Together, these operators had a market share of approximately 1% as of December 31, 2005.

Regulatory matters
      Under the Law on Telecommunications, a National Commission for Regulation of Communication (NCRC) was established, which was intended to begin regulating the telecommunications sector from January 1, 2005. However, in January 2005, the President Viktor Yushchenko dismissed the commission appointed by the previous President, Leonid Kuchma, and appointed a new commission on April 21, 2005. However, this appointment is legally disputed. If the appointment is deemed invalid, a new commission has to be appointed, and all decisions made by the existing commission may be declared null and void.
      The NCRC established in February 2006 new rules for settling interconnection issues. The new tariffs were established by commercial negotiations between operators and active involvement by NCRC.
      As a result of a recent decision by the Cabinet of Ministers, 76% of relevant spectrum is now dedicated for civil use. As there are no available funds for conversion, the use of this spectrum has not started. Proposals from the Ministry of Transport and Communication and NCRC propose some kind of upfront payment for operators to finance conversion.
      The state owned incumbent Ukrtelecom received a 3G license in December 2005 including the necessary relevant spectrum without having to go through any formal tendering process. The Ministry has proposed that additional 3G licenses will be made available during 2006/2007.
      The Antimonopoly Committee of Ukraine has requested all mobile operators to abolish call set-up charges as part of their tariffs, but since none of the mobile operators are currently deemed to exercise monopolistic market power, the Antimonopoly Committee cannot regulate these tariffs. The Antimonopoly Committee has begun a new investigation to determine if Kyivstar does exercise monopolistic market power. In previous similar investigations and during periods with less market players in the mobile sector, the Committee has declared that none of the mobile operators exercise monopolistic market power.
      NCRC has begun drafting an amendment to the Law on Telecommunication regarding Universal Service Obligations, including proposals on how to finance the amendments.

Legal proceedings
      Over the past year, Storm has in a number of instances failed to have at least one representative from Storm attend Kyivstar’s shareholder and board meetings. For a valid quorum to be present at Kyivstar’s shareholder meetings, Ukrainian law requires the attendance of shareholders holding more than 60% of a company’s share capital and, for a valid quorum to be present at board meetings, Kyivstar’s charter and shareholder agreement require the attendance of at least one director from Storm. Storm and certain of their affiliates have also filed a number of related lawsuits in the Ukrainian courts contesting, among other things, the validity of parts of Kyivstar’s shareholder agreement and charter. These lawsuits contest the ability of Kyivstar’s chief executive officer to carry out his delegated duties, and the validity of previous decisions made by members of Kyivstar’s board of directors. Telenor believes that these lawsuits are without merit and is vigorously contesting all of the claims that are currently pending in Ukrainian courts. In accordance with Kyivstar’s shareholder agreement, Telenor also commenced in February 2006 an arbitration proceeding in New York against Storm for violating the Kyivstar shareholders agreement. Telenor has also proposed technical changes to Kyivstar’s charter to ensure that the Kyivstar board continues to function in accordance with the shareholder agreement, but the actions of Storm described above, including the failure of Storm or its nominees to attend meetings, could still adversely affect the ability of Kyivstar to operate and compete effectively.
      Kyivstar along with other major mobile operators in Ukraine are disputing the Ukrainian Tax Authority’s claim for value added tax, or VAT, on the Pension Fund Duty charged on subscriber’s phone bills. Kyivstar considers this an invalid tax. Kyivstar has exhausted its administrative remedies available in the Ukraine and proceeded to seek further relief in the Ukrainian Kyiv City Commercial Court. Lower court decisions in February 2006 were issued invalidating the tax claim concerning the same issues involving another mobile operator in the Ukraine as well as Kyivstar. The Ukrainian Tax Authority has decided to appeal these rulings, but Telenor has decided not to make any provision for this litigation.
GrameenPhone — Bangladesh
      Our 62%-owned subsidiary GrameenPhone is the leading provider of mobile telecommunication services in Bangladesh (based on the number of subscriptions).
      GrameenPhone currently holds both a GSM 900 and GSM 1800 license. The government has not yet announced any plans to issue UMTS licenses in Bangladesh.

Product and services
      In addition to core voice services, GrameenPhone offers a number of value-added services, in each case on both a contract and prepaid basis. Value-added services include voice messaging services, SMS, MMS and data services via WAP. GrameenPhone services are widely perceived as having the most advanced and up-to-date features in the Bangladeshi market. For example, GrameenPhone was the first Bangladeshi mobile operator to launch WAP in 2001 and interactive SMS in 2003. Additionally, GrameenPhone offers the widest population coverage in the market, increasing from approximately 58% in 2004 to approximately 85% in 2005. In addition, GrameenPhone also offers GPRS in most of the country and EDGE in urban areas. In February 2006, GrameenPhone awarded a two-year frame agreement to expand and upgrade its GSM/EDGE network. The contracted party will supply core and radio network equipment in addition to a range of other services. The contract will include Mobile Softwitch Solution and IP Multimedia Subsystem (IMS) which will enable GrameenPhone to significantly enhance network quality, performance and coverage.

Marketing and distribution
      GrameenPhone is taking an active role in the distribution of its services following a change in its distribution strategy during 2004. While the previous structure was based on a few key dealers that managed all distribution to the point of sale, GrameenPhone is now distributing directly to the point of sale through regional distribution centers. GrameenPhone will be able to reduce commission costs substantially at the same time as obtaining increased control at the end user point of sale.

Customers
      The following table sets forth selected subscription data for GrameenPhone.

	Year ended December 31

	2003	2004	2005

Mobile subscriptions (period end, 000s):
Contract	242	296	383
Prepaid	899	2,092	5,159

Total	1,141	2,388	5,542

Mobile Telephony Penetration in Bangladesh	1.3%	2.8%	6.2%
      Based on the low current levels of mobile penetration, GrameenPhone expects strong growth in total subscribers in the future. At present, the number of billable minutes per customer in GrameenPhone is approximately 223 minutes per month.

Competition
      As of December 31, 2005, GrameenPhone estimates that it had a market share of approximately 62%. Besides GrameenPhone, there are five other mobile operators in Bangladesh: Aktel (with a market share of approximately 23%), Banglalink (with a market share of approximately 9%), Citycell (with a market share of approximately 4%), Teletalk (with a market share of approximately 1.8%) and Warid Telecom, which won its mobile phone license in December 2005.

Regulatory matters
      On June 9, 2005 the authorities in Bangladesh introduced a new fee per unit of sale of SIM cards of 900 BDT (approximately NOK 90). The SIM card fee is to be collected by the operators. At the same time, the import tax for mobile handsets has been reduced from 1500 Bangladeshi Taka (approximately NOK 150) to 300 Bangladeshi Taka (approximately NOK 30).
      Under the licenses granted to mobile operators in Bangladesh, all mobile operators are required to collect an annual license fee and royalty from each subscriber (GRLF). In November 2002, pursuant to a stay order issued by the Supreme Court, the Bangladesh Telecommunication Regulatory Commission (BTRC) instructed operators to stop collecting the fee from customers. In August 2004, the stay order was vacated and, in September 2004, BTRC issued a letter to GrameenPhone instructing it to make a payment in respect of the fee and royalty. It was unclear whether this instruction applies to fees and royalties that would otherwise have been collected in 2002, 2003 and 2004, or if it only applies from the date of the letter onwards. While GrameenPhone has collected the license fee from new users up until February of 2005, it has not collected fees from existing users following the court order. On March 20, 2006, the BTRC clarified these issues partially and announced that, with effect from July 1, 2005, all mobile operators must pay an annual license of 50 million Bangladeshi Taka, an annual revenue share of 5.5% on collected line rental and call charges and quarterly network spectrum charges as fixed by the BTRC. The BTRC’s decision, however, does not resolve the issue of whether fees must be collected from existing subscribers from November 2004 to June 30, 2005. The legitimacy and amount of the request for payment for this period has not yet been clarified and is still subject to negotiation between us and the BTRC. We are of the opinion that necessary payments for the royalty and license fees have been made to the BTRC. If it is determined that GrameenPhone is required to make a payment for this period, it will be extremely difficult for GrameenPhone to collect any such amounts from existing subscribers. If it is determined that no obligation to collect fees during that period existed, GrameenPhone might still be subject to claims from customers for reimbursement of license fees paid by them.
      The regulatory regime in Bangladesh currently requires mobile operators to give BTRC 15 days notice of any price changes. Such changes may only be implemented with BTRC’s approval. In addition, the

Parliamentary Standing Committee (MOPT) has recently instructed BTRC to instruct mobile operators to decrease tariffs. If BTRC does not approve any proposed price changes or acts upon the MOPT’s instructions, GrameenPhone’s tariffs could be adversely affected in the future.
Telenor Pakistan — Pakistan

Overview
      Our wholly owned subsidiary, Telenor Pakistan, launched its GSM mobile network on March 15, 2005 and had a market share (based on the number of subscriptions) of approximately 9% as at December 31, 2005. Telenor was awarded its license to build and operate a mobile network in Pakistan in April 2004 for 291 million U.S. dollars. Telenor Pakistan paid half of the amount upfront in May 2004, with the remaining half payable in equal installments over 10 years starting in 2009. The nationwide license, which does not include Azad Jammu and Kashmir (AJK) or the Northern Areas, is valid for a 15 year period and is renewable upon application.
      Within 4 years of the effective date of the license (May 2004), Telenor Pakistan will be required to provide coverage to 70% of the 298 Tehsils in Pakistan with a minimum of 10% of Tehsil Headquarters in each province. A Tehsil (or sub district) is the smallest administrative area defined by the government and this obligation will require Telenor Pakistan to provide services to many areas of the country that currently have limited coverage, with potentially low average revenue per user. In order to facilitate coverage for such areas, the government has established a universal service fund and requires mobile operators to contribute 1.5% of their revenues to the fund. In connection with its obligation to provide services in the Tehsil headquarters, Telenor Pakistan is engaged in ongoing discussions regarding its share of the fund.

Product and services
      In addition to basic voice services, SMS and MMS, the company also offers mobile data services to all its customers. The company rolled out its GSM network rapidly during 2005 and had the fastest growing mobile network in the country during the year. The network currently being rolled-out is WAP and GPRS enabled and EDGE compatible. In addition, the company holds a Long Distance and International (LDI) license though which it is providing nationwide and international call services.

Marketing and distribution
      As on December 31, 2005, Telenor Pakistan was distributing its services through a network of 13 company owned sales and service centers, 58 franchisees and about 18,000 retail outlets selling subscriptions and refills.

Customers
      The following table sets forth selected subscription data for Telenor Pakistan.

Year ended
December 31, 2005

Mobile subscriptions (period end, 000s):
Contract	32
Prepaid	1,836

Total	1,868

Mobile Telephony Penetration in Pakistan	13%
      Based on the currently low levels of mobile penetration, Telenor Pakistan expects strong growth in total subscribers in the near to medium-term. At present, the number of billable minutes per customer in Telenor Pakistan is approximately 140 minutes per month.

Competition
      Warid Telecom, which is controlled by a consortium based in United Arab Emirates, won the other of the licenses issued in 2004. In addition to Telenor Pakistan and Warid Telecom, there are four other mobile operators in Pakistan. Mobilink, which is the largest cellular mobile operator in Pakistan, held a market share of approximately 51% as of December 31, 2005. Ufone, the second largest operator by subscribers, held a market share of approximately 24% as of the end of 2005. The remaining two operators, Paktel and Instaphone, have market shares of roughly 5% and 2%, respectively.

Regulatory matters
      Pakistan began to liberalize its telecommunications sector in July 2003 when the government announced the end of the five decade old monopoly of the state-run Pakistan Telecommunication Company Limited (PTCL). This liberalization continued with the awarding of mobile network licenses to us and Warid Telecom in 2004.
      As a continuation of the deregulation process which began in 2003, the government agreed to sell a 26% stake in PTCL, which owns the second largest mobile operator, Ufone, to Etisalat, the UAE based incumbent telecommunications operator, in June 2005. However, the transaction was renegotiated in the second half of 2005 and is not expected to be completed until April 2006. Telenor Pakistan, along with other private operators in Pakistan, has requested the government bring PTCL under the same licensing regime as the other mobile network in connection with this transaction. Moreover, Telenor Pakistan requested the government ensure predictability and that PCTL’s rates for leased media, such as domestic private leased circuits, digital interface units and co-location rentals are not revised upwards. Telenor Pakistan believes that such steps are necessary to maintain a fair and competitive environment for private operators.
      In connection with the deregulation of fixed-line telephony in Pakistan, most local loop licensees are opting to use wireless in local loop systems to provide fixed wireless access solutions. For this purpose, the government has auctioned 4 frequency bands (450, 479, 1900 and 3500 MHz) to enable local loop operators to launch fixed wireless access solutions. These developments may result in competition increasing in the market for mobile services since it may enable local loop operators to offer mobile services as well. Telenor Pakistan and the GSM Association where Telenor is a member, have requested regulators to enact policies that prevent local loop operators from providing mobile services. In July 2005, The Pakistan Telecommunication Authority (PTA) issued a determination limiting the mobility of wireless local loop operators to a single pre-assigned radio base station (BTS). However, the majority of the WLL operators continue to exceed the lawful limits of mobility. We, along with other mobile operators, have been raising specific cases of violations with the PTA and pressing the PTA to enforce its determination.
      In July 2005, the government regulator reduced the per minute interconnection rate from 2 Pakistani rupees to 1.6 Pakistani rupees. The government regulator has also hired an independent consultant to determine the termination rate going forward based on LRIC methodology. If the regulator fails to agree on a rate with the operators, the interconnection rate will be reduced to 1.25 Pakistani rupees effective August 2006, to be billed on a per second basis.
      In connection with its obligation to provide services in the Tehsil headquarters, Telenor Pakistan is engaged in a consultation process regarding its share of the Universal Service Fund (USF), a policy initiated in 2005 with the intended purpose of disbursing the government funds for the provision of telecommunication services in underserved regions of the country. Telenor Pakistan is actively participating in the consultation process and is lobbying for its due share in the fund for facilitating rollout in 70% of the 298 Tehsils in Pakistan with a minimum of 10% of Tehsil Headquarters in each province.

ProMonte GSM — Montenegro
      Our 100% owned subsidiary ProMonte GSM is the leading provider of mobile telecommunication services in Montenegro. ProMonte holds a GSM 900 and GSM 1800 license. Each license is scheduled to expire in January 2017. ProMonte’s GSM network had geographical coverage of approximately 75% and population coverage of 98.7% as of December 31, 2005.

Products and services
      Since its commercial launch of GSM services in 1996, ProMonte has positioned itself as an innovative and quality operator within all segments, focusing its products and services on simplicity of tariff structure and user-friendliness. The company primarily offers mobile voice, roaming, value-added services and mobile data services over GPRS to its subscribers on both a prepaid and contract basis. ProMonte now provides EDGE coverage in most big cities and urban areas.

Marketing and distribution
      As of December 31, 2005, ProMonte markets and distributes its mobile telephone services through independent dealers with 2,013 points of sale, including two wholly owned outlets in the capital, Podgorica. In addition, ProMonte entered into “shop-in-shop” agreements with six independent dealers during 2005 to market ProMonte mobile services within their shops.

Customers
      The following table sets forth certain subscription data for ProMonte:

	Year ended December 31

	2003	2004	2005

Mobile subscriptions (period end, 000s):
Contract	46	44	45
Prepaid	207	235	265

Total	253	279	310

Mobile Telephony Penetration in Montenegro	69%	78%	88%
      ProMonte’s subscriber base increases significantly during summer months. This is due primarily from tourists buying prepaid subscriptions. ProMonte has managed to increase its share in the contract market during 2005. The 2005 churn rate was 37%.

Competition
      As of December 31, 2005, ProMonte was Montenegro’s leading provider of mobile communication services, with a market share of 58%.
      In addition to ProMonte, the only other mobile operator is Monet, with a market share of 42% as of December 31, 2005. Monet is majority owned by Telecom Montenegro. Magyar Telekom, a Hungary based subsidiary of T-Mobile has acquired a 76.53% stake in Telekom Montenegro.
      The Agency for Telecommunications has publicly stated that tender for a third mobile communication license will be issued in May 2006, at the latest. The introduction of MVNOs is also under review.
VimpelCom — Russia and other CIS countries
      VimpelCom is the main associated company of Telenor and, according to AC&M Consulting data, is the second largest mobile operator in Russia, with an overall market share of 34.3% as of December 31, 2005. VimpelCom’s ADSs are listed on the New York Stock Exchange and registered with the SEC. In addition to Russia, VimpelCom has subsidiaries in Kazakhstan, Uzbekistan and Tajikistan. VimpelCom’s ownership of Ukrainian Radio Systems (URS) in the Ukraine is currently the subject matter of litigation between Telenor and VimpelCom. Telenor has initiated three lawsuit’s in Russia against VimpelCom this transaction and is seeking to cause this transaction to be unwound.
      VimpelCom operates under the Bee Line GSM brand.
      We initially invested in VimpelCom in 1999. Currently, the economic and voting ownership interests in VimpelCom are as follows:

	Economic ownership	Voting ownership

Alfa Group (through Eco Telecom Limited)	24.50%	32.91%
Telenor (through “Telenor East Invest AS”)	29.91%	26.58%
Free float	44.10%	39.20%
Treasury stock	0.50%	0.50%
Other	0.99%	0.81%
      On March 20, 2006, Telenor made a proposal for the VimpelCom to acquire 100% of Ukrainian mobile operator Kyivstar, our consolidated subsidiary in which we hold a 56.5% ownership interest, for more than USD 5 billion cash. A condition to Telenor’s proposal is that Telenor and Alfa Group enter into a market-based separation mechanism. If implemented and activated, this mechanism would permit the party placing the highest value on VimpelCom to offer to purchase all of the other party’s shares and obligate the other party to sell all its shares.
      There has been no approval by the Board of Directors of VimpelCom’s annual budget for 2006.

Mergers and acquisitions
      On November 11, 2005, VimpelCom announced that it had consummated the purchase of Ukrainian Radio Systems (URS) for an aggregate cash purchase price of USD 231.3 million. Telenor disputes the validity of the alleged URS acquisition, stating that the transaction was consummated without the board authorizations required under the VimpelCom’s charter and Russian law. Telenor has initiated three lawsuits in Russia against VimpelCom in relation to this transaction and is seeking to cause this transaction to be unwound.

Licensing issues
      In Russia’s Far East region, VimpelCom operates in four sub-regions through its subsidiaries Sakhalin Telecom (GSM 800 and 1800 licenses) and Dal Telecom International (GSM 800 and 1800 licenses). VimpelCom has several times applied for frequencies and a cellular Telecommunication license on the territories of Russia’s Far East region. The Ministry of Communications and IT has rejected the applications.

Products and services
      VimpelCom operates a GSM 900/1800 network, as well as several small AMPS/ D-AMPS networks, that target both the business and consumer segment. VimpelCom’s Russian license portfolio covers approximately 94% of the population.
      VimpelCom offers voice services and value-added services on its GSM and D-AMPS networks on both a prepaid and contract basis, with around 99% of its Russian subscribers using GSM. It also provides interconnections with other fixed and mobile networks and access to roaming. Value-added services on the GSM network include messaging services (SMS, MMS), mobile Internet services (data and fax transmission, WAP and Internet based on CSD or GPRS technology), a wide range of information and entertainment services (news and entertainment channels, ring tones, logotypes, java-games, chats, forums and quizzes), corporate services (Mobile email, mobile budget and corporate GPRS access) and traditional services (Voice Mail, Caller ID and Conference Call)
      As part of its overall business strategy, VimpelCom has constructed and tested a pilot UMTS network, and intends to introduce UMTS technology in some of the larger cities if awarded a UMTS license.

Customers
      The following table sets forth certain subscriber data for VimpelCom:

	Year ended December 31

	2003	2004	2005

Mobile subscriptions (period end, 000s):(1)
Russia	11,437	25,725	43,097
Other Countries	—	859	2,317
Total	11,437	26,583	45,414

Mobile Telephony Penetration in Russia	25%	51%	87%

(1)	Figures are based on statistics published by “Advanced Communications & Media”. The number of prepaid subscribers are based on a 6 month churn period.

Competition
      VimpelCom’s main competitors in Russia are Mobile Telesystems (MTS), with an overall market share of 35.2%, and Megafon, with an overall market share of 18.1%.
      Alfa Group acquired a 25.1% ownership interest in Megafon pursuant to consent by VimpelCom’s board of directors on August 2003. Under the terms of the consent, the parties are required to explore the possibility of a business combination between VimpelCom and Megafon in the future. VimpelCom, however, is under no obligation to enter into any such combination. In addition, Alfa Group is also an indirect investor in the Russian fixed-line and Internet provider Golden Telecom, in which Telenor has a 20.3% ownership interest.

Regulatory matters
Regulatory Environment
      The Law on Communications, a new law on telecommunications for the Russian Federation, came into force on January 1, 2004. The process for adopting secondary legislation implementing the new law is still ongoing, and the exact implications of the new law for Russian telecommunications operators are still unclear. However, pursuant to the new law, telecommunication operators have been obliged since March 2005 to pay a fee representing 1.2% of the operator’s revenues to a Universal Service Fund.
Legal proceedings
      Our ability to influence key business or strategic decisions in VimpelCom is closely related to the fact that VimpelCom’s charter requires certain decisions to be approved by 80% of the members of VimpelCom’s board of directors. However, during the last two years, an individual shareholder of VimpelCom and VimpelCom’s other principal shareholder, the Alfa Group (whose telecom division now does business under the name “Altimo”), filed lawsuits in Russian courts contesting these provisions in VimpelCom’s charter. Telenor contested such lawsuits in the Russian courts, including, in one case, by appealing to the Russian Supreme Court, and all such lawsuits have now been dismissed or withdrawn. Also, in November 2005, VimpelCom’s management announced that it consummated the purchase of Ukrainian Radio Systems (URS) for an aggregate purchase price of USD 231 million. Telenor believes that this transaction was completed without the proper authorizations required under VimpelCom’s charter and Russian law. As a result of these developments, Telenor has commenced three lawsuits in Russia against VimpelCom, and is seeking to cause this transaction to be unwound. In November 2005, Telenor also commenced arbitration proceedings in Geneva, Switzerland against the Alfa Group with respect to certain breaches by Alfa of the VimpelCom shareholders agreement.
      On January 10, 2005, VimpelCom’ Kazakh subsidiary KaR-Tel received an “order to pay” issued by The Savings Deposit Insurance Fund, a Turkish state agency responsible for collecting state claims arising from bank insolvencies (the “Fund”), for an amount equal to approximately USD5.5 billion. The order, which was dated October 7, 2004 and delivered to KaR-Tel by the Bostandykski Regional Court of Almaty, does not provide any information regarding the nature of, or basis for, the asserted debt, other than to state that it is a “debt to the Treasury” and that the term for payment is May 6, 2004. On January 17, 2005, KaR-Tel delivered to the Turkish consulate in Almaty a petition to the Turkish court objecting to the propriety of the order, and a similar petition to the Ministry of Justice of the Republic of Kazakhstan for forwarding to the Ministry of Justice of the Republic of Turkey. VimpelCom management believes that the Fund’s claim is without merit and that any attempted enforcement of the order to pay in relevant jurisdictions outside of Turkey is subject to procedural and substantive hurdles. However, there can be no assurance that KaR-Tel will prevail with respect to the objections filed (either on substantive or procedural grounds), that these claims or others targeting VimpelCom’s ownership of KaR-Tel will not be brought by the Fund directly against VimpelCom or its other subsidiaries or that KaR-Tel and/or VimpelCom or its other subsidiaries will not be required to pay amounts owed in connection with the order or on the basis of other claims made by the Fund. The adverse resolution of this matter, and any others that may arise in connection with the order by the Fund or any other claims made by the Fund, could have a material adverse effect on VimpelCom’s business, financial condition and results of operations, including an event of default under some or all of VimpelCom’s outstanding indebtedness.
      On December 30, 2004 VimpelCom received the tax inspectorate’s final decision of the review of VimpelCom’s 2001 Russian tax filing, stating that VimpelCom owes 284.9 million rubles (approximately USD 10.2 million in taxes) plus 205.0 million rubles (approximately USD 7.4 million) in fines and penalties, which is an 88.9% reduction from the tax inspectorate’s initial claim in November 2004. A significant portion of the tax claim exclusive of fines and penalties (252.2 million rubles or approximately USD 9.1 million) is the result of the authorities claiming that, in their opinion, value added tax offsets were made incorrectly. Although VimpelCom has filed an administrative complaint to the highest tax authority challenging the tax inspectorate’s final decision, VimpelCom has paid the value added taxes for 2001 and made offsets of these amounts in later tax years.
      On February 18, 2005 VimpelCom received a final decision of the tax inspectorate’s review of VimpelCom’s 2002 Russian tax filing, stating that VimpelCom owes an additional 344.9 million rubles (approximately USD 12.4 million) in taxes plus 129.1 million rubles or (approximately USD 4.7 million) in fines and penalties. The final decision reflects a reduction from the amount of 408.5 million rubles (approximately USD 14.7 million) in taxes plus 172.1 million rubles (approximately USD 6.2 million) in fines and penalties, set forth in the preliminary act of the tax inspectorate for 2002. A significant portion of the tax claim exclusive of fines and penalties (251.3 million rubles or approximately USD 9.1 million) is the result of the authorities claiming that, in their opinion, value added tax offsets were made incorrectly. Although VimpelCom filed a court claim to dispute the tax inspectorate’s final decision, the Company has paid this amount.
      In December 2004, individual purchasers of VimpelCom securities filed separate lawsuits in the United States District Court for the Southern District of New York against VimpelCom and VimpelCom’s Chief Executive Officer and Chief Financial Officer. Plaintiffs allege violations under Sections 10(b) and 20(a) of the Exchange Act and Rule 10b on behalf of themselves and persons or entities who purchased VimpelCom’s securities between March 25, 2004 and December 7, 2004. The principal allegations in these complaints relate VimpelCom’s 2001 tax filing, described in a VimpelCom December 8, 2004 press release. On July 11, 2005, the lead plaintiff and two individual purchasers of VimpelCom securities filed an amended complaint. The claims in the amended complaint allege in principal that VimpelCom failed to disclose prior to December 8, 2004 that (i) in August 2004 the Russian tax authorities began an inspection of the company’s tax filings for 2001 and other years, and (ii) following the inspection, the Russian tax authorities alleged that value added tax offsets were made incorrectly by the company. On August 25, 2005, the defendants submitted a motion to dismiss the plaintiff’s claims. On March 15, 2006, the court dismissed the plaintiff’s claim with prejudice. The decision is subject to appeal.

TELENOR FIXED
      We are the leading provider of fixed network telecommunications services in Norway, with a strong position in the growing broadband market throughout the Nordic region. In Norway, we provide telecommunication solutions on a retail basis to both the residential and business markets. Solutions offered to the market include:

•	analog (PSTN), digital fixed line telephony services (ISDN) and broadband voice services over Internet Protocol (VoIP);

•	internet access via PSTN/ ISDN and digital subscriber lines (xDSL);

•	value-added services; and

•	leased lines.
We also provide telecom solutions to the Norwegian wholesale market, including interconnection to our networks and domestic and international transit and capacity services.
      With the acquisition of Bredbandsbolaget and Cybercity in July 2005 for SEK 6.0 billion (NOK 4.5 billion) and DKK 1.4 billion (NOK 1.3 billion), respectively, we have taken a strong position in the growing broadband markets in Sweden and Denmark. Bredbandsbolaget is the second largest provider of broadband services in Sweden, offering a full “triple-play” of high-speed internet, VoIP and Internet Protocol (IP) television services on an all-IP fiber and xDSL network. Cybercity is the third largest supplier of broadband services in Denmark, providing xDSL-based internet access and voice services to both residential and business customers.
      On February 8, 2006, we increased our shareholding in the Swedish residential voice and broadband provider Glocalnet AB by 13.5% for a consideration of SEK 136 million (NOK 118 million) to secure a 50.1% ownership interest. The acquisition triggered a mandatory offer for all outstanding shares in Glocalnet AB. This offer is valid until April 21, 2006. As of March 28, 2006, we hold a 96.6% ownership interest in Glocalnet.
      In the fourth quarter of 2005, we disposed of our operations in the Czech Republic and Slovakia with a loss of NOK 63 million.
      In addition, we also provide both basic and value-added fixed network telecommunication services and managed services to the business market, as well as certain wholesale services, in Sweden. We also hold a 20.3% ownership interest in the listed Russian telecom operator Golden Telecom.
Overview and Background

Fixed Norway

•	Residential market. We provide voice services on a traditional public switched telephone network (PSTN), an integrated services digital network (ISDN) and via broadband Voice over Internet Protocol (VoIP). We also provide narrowband (PSTN/ ISDN) and broadband (xDSL) Internet access and services to homes across Norway. At December 31, 2005, we had approximately 922,000 PSTN subscriptions, 286,000 ISDN basic rate access subscriptions and 24,000 VoIP subscriptions for telephony services. We also had 579,000 Internet access subscriptions in the residential market, comprising 165,000 narrowband (ISDN/ PSTN) subscriptions and 414,000 broadband (xDSL) subscriptions.

•	Business market. We provide our business customers, which include a number of public sector entities, with PSTN, ISDN and VoIP telephony services, Internet access via xDSL and leased lines services. At December 31, 2005, we had approximately 167,000 PSTN subscriptions, 216,000 basic rate, 7,000 primary rate ISDN subscriptions and 1,600 VoIP subscriptions for telephony services. We also had 61,000 subscriptions for Internet access via xDSL in this market. In addition, we provide integrated voice and data telecommunications, access and network services to the business market in Norway.

•	Wholesale market. We provide a range of interconnection and capacity services, including leased lines, in the Norwegian market. Our interconnection and capacity services allow other network operators, Internet service providers and other service providers to connect to our network or use our infrastructure in order to facilitate their own service offerings. We also provide international operators with transit and capacity services for international voice and data traffic into or through Norway. We provide unbundled telephony access (PSTN and ISDN) and xDSL access, to other operators and service providers. Further, we provide local loop unbundling (LLUB) and shared access to the local loop, which enables other operators able to provide end users with broadband.

Fixed Sweden
      We provide telephony, IP-based and data communication services and advanced network services to the business and wholesale market in Sweden through our wholly-owned Swedish subsidiary Utfors AB. From July 2005, we provide high-speed internet, VoIP, IP-TV and add-on broadband services to the Swedish residential market through our wholly-owned subsidiary Bredbandsbolaget. Bredbandsbolaget has approximately 369,000 subscriptions as of December 31, 2005, representing a 20 percent market share.

Fixed Denmark
      From July 2005, we provide broadband solutions and network-based products such as security and VPN products for residential and business customers through our wholly-owned subsidiary Cybercity. Cybercity serves small, medium and large business customers as well as residential customers. As of December 31, 2005, Cybercity has approximately 122,000 xDSL customers.
Fixed Norway

Residential Market
      We are the leading provider of fixed-line telecommunication services to the residential market in Norway. As of December 31, 2005, we had approximately 1,232,000 subscriptions for telephony services, comprising 922,000 PSTN subscriptions, 286,000 ISDN basic rate access subscriptions and 24,000 VoIP subscriptions. We also had 579,000 Internet access subscriptions, comprising 165,000 narrowband subscriptions and 414,000 xDSL subscriptions.

Services
      The core services offered to the residential market in Norway are voice services and Internet access. We currently offer each of these services on analog, ISDN and xDSL.
      Analog (PSTN). We offer basic voice, facsimile and dial-up Internet access services on our analog network via copper wire connecting our customers’ premises to our fixed network. Each analog access line provides a single telecommunications channel and is still the main access line for the residential market. Under the universal service obligation in our fixed telephony license, we are required to make analog services accessible at an affordable price to all households and enterprises in Norway.
      ISDN. We also offer basic voice and dial-up Internet services via ISDN access. ISDN allows a single copper wire access line to be used for a number of purposes simultaneously, including voice and data transmission. ISDN also provides a higher quality connection with faster transmission of signals and increases bandwidth capacity. ISDN basic rate access provides two digital channels. Customers install their own ISDN lines on a “plug & play” basis or by ordering installation. In October, we launched a lower priced, single line ISDN subscription aimed at customers that have less demand for ISDN because they acquired an xDSL subscription for Internet use and would thus only use ISDN access for basic voice services
      xDSL. xDSL provides broadband capacity, which means that data can be transmitted at much greater speeds than analog or ISDN lines over the existing installed copper line without interfering with the normal voice telephone connection. As at December 31, 2005, 89% of our local access lines were able to accommodate an xDSL line and 34% of our subscriptions were xDSL subscribers.

      VoIP. We launched VoIP in March 2005 in the residential market. This technology, which initially only will be offered to our xDSL customers, allows customers to send voice signals via a broadband connection rather than via traditional telephony networks.
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

Fees and tariffs
      In 2005, connection fees and call tariffs were kept at a level that we regard as competitive compared to traditional competitors with PSTN/ ISDN. We have a strong belief in variation in tariff plans as a competitive strategy and, as a consequence, offer a variety of tariff plans, each with different subscription and traffic fees. As of December 31, 2005, we offered various discounts in connection with our Familie & Venner (Family and Friends) programs.
      The PSTN/ ISDN price structure consists of subscription fees and minutes-based traffic charges. Customers may choose between tariff plans with different subscription and traffic fees. Our VoIP service has at similar price structure as PSTN/ ISDN, but with a lower subscription fee and free traffic between other Telenor VoIP customers. xDSL has a fixed rate regime with no limitation on volume. Price segmentation for xDSL is based primarily on bandwidth. An additional fee is charged for unbundled xDSL subscribers (e.g. subscribers who do not have PSTN/ ISDN subscriptions for voice services).

Subscriptions
      The following table shows selected subscriber data for telephony services on our analog (PSTN) and digital (ISDN) access lines and Internet access on our PSTN/ ISDN lines and xDSL.

	As of December 31,

	2003	2004	2005

	(in thousands)
Telephony
Analog (PSTN)	1,096	1,001	922
Digital (ISDN)(1)	454	371	286
VoIP (Broadband)	—	—	24

Total telephony subscriptions	1,550	1,372	1,232

Internet Access
PSTN/ ISDN access (dial-up)	294	241	165
xDSL access	163	286	414

Total subscriptions	457	527	579

(1)	Each digital (ISDN) subscription in the residential market provides two access channels.
      The decrease in the number of PSTN/ ISDN subscriptions from 2003 to 2004 (for both telephony and Internet access services) was due to increased competition, including competition from operators to whom we sell access lines on a wholesale basis, and a decrease in the number of subscriptions in the market as a whole. We have attempted to reverse this trend with more cost competitive call plans and improved customer service. The decrease from 2004 to 2005 was mainly due to migration to VoIP subscriptions on competing networks. The decrease in PSTN/ ISDN Internet subscriptions was offset by an increase in xDSL lines due to the migration from PSTN/ ISDN to xDSL.

Traffic
      The following table shows information on minutes of traffic generated by residential analog and ISDN subscribers. The decrease in voice minutes are partly due to a decrease in number of subscriptions and fewer minutes per user due to the migration to mobile, SMS and internet use, together with loss of high volume customers to VoIP. The migration to xDSL decreases the number of Internet traffic minutes as the use of xDSL is measured in capacity rather than minutes.

	Year ended December 31,			Increase (decrease)

	2003	2004	2005	2003/2004	2004/2005

				%	%
	(millions of minutes)
Traffic:
National traffic (exclusive internet traffic and calls to mobile phones)	5,202	4,654	3,963	(10.5)	(14.8)
Internet traffic	3,323	2,605	1,533	(21.6)	(41.2)
Calls to mobile phones	847	810	781	(4.4)	(3.6)
International	207	193	167	(6.8)	(13.5)
Other	520	529	424	1.7	(19.8)

Total	10,099	8,791	6,868	(13.0)	(21.9)

Market share (based on minutes)
Total residential(1)	67%	68%	65%

(1)	Average during the year

Competition
      In the residential market, our main competitor in the area of fixed telephony and dial-up Internet access is Tele2, which offers services based on carrier pre-selection. Dial-up Internet access is also provided by several smaller Internet service providers, including Sense and Powertech. Our market share in fixed telephony and dial-up Internet has decreased in 2005 compared to 2004. Competition in fixed telephony has increased as a result of unbundled telephony access on a wholesale basis, which we introduced in 2003, and the emergence of VoIP telephony services. Migration from dial-up to broadband access solutions impacts competition in all segments by introducing new market players and products, such as VoIP.
      Several new competitors now offer low priced voice services based on VoIP. The growth in the number of VoIP competitors, together with increased media focus on how consumers can save money using VoIP, has led to significant growth in VoIP subscriptions in 2005. This development represents a competitive threat to us in the fixed telephony market. An estimated 160,000, or 10%, of all home telephony customers in Norway now have VoIP service.
      xDSL providers dominate the residential broadband access market. We are currently the major xDSL provider, but significant competition is offered by the local loop unbundling (LLUB) operators NextGenTel, Catch/ Bluecom and other locally based operators, as well as from other xDSL providers, such as Tele2, who purchase access to our xDSL network on a wholesale basis. In 2005, we also faced increased competition in the broadband market from local providers owned by municipalities and utility companies.

Business Market
      We are the leading provider of telecommunications services to the business market in Norway. Our objective is to provide our business customers with innovative communications services. Similar to our objectives in the residential market, we are seeking to develop and manage long-term customer relationships with our business customers.

Services
      Basic network services. The principal services offered to our business customers are basic network services (voice) via analog and ISDN access lines. ISDN access lines include both basic rate access lines and primary rate access lines, the latter being more advanced lines that provide 12 to 30 access channels. As of December 31, 2005, we had approximately 390,000 telephone subscriptions in the business market, of which approximately 57% were ISDN subscriptions. We offer three levels of business discounts from the basic traffic charges, each of which are based on the volume of traffic.
      Leased Lines. We also provide analog and digital leased lines to businesses. Under the universal service obligation in our fixed telephony license, we are obligated to offer leased lines with a capacity of 64 Kbps and 2 Mbps on equal terms to all market participants. Demand for capacity has generally increased as customers are migrating from analog lines to digital lines and to higher capacity lines. The number of digital leased lines, however, has decreased as customers migrate to xDSL.
      Internet access. We offer our business customers a range of solutions for Internet access, from basic connection for single users to comprehensive solutions for large companies with many users. Companies using multiple users can choose among leased lines, ISDN, xDSL, or other technologies to connect their local network to the Internet. Also included in the portfolio are new secure services for Wireless Local Area Networks (Wireless LAN). Our xDSL offerings are mainly positioned towards the small and medium enterprise (SME) segment and our current offerings range from 640 to 8,048 Kbps connections. The deployment of xDSL is one of our priorities in the SME segment.
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
      Nordicom. NordiCom is a Scandinavian ATM-based broadband network.
      Value-added telephony services. In addition to advanced routing and service access, we also offer our business customers basic voice communication services, including customer contact services such as virtual call center solutions, traffic routing and toll-free numbers and interactive services such as interactive voice response, short messaging and web services.
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

Subscriptions
      The following table shows information regarding subscriptions in the business market for telephony services on our analog (PSTN) and digital (ISDN) access lines and channels (including courtesy lines, service lines and payphones) and on our VoIP service and for Internet access via xDSL as of December 31, 2003, 2004 and 2005.

	As of December 31,

	2003	2004	2005

	(in thousands)
Telephony
Analog (PSTN)	212	181	167
Digital (ISDN)(1)	278	247	223
Of which basic rate(1)	270	239	216
Of which primarly rate(1)	8	8	7
VoIP (Broadband)	—	—	2

Total telephony subscriptions	490	428	390

Internet Access
xDSL access	14	40	61

Total subscriptions	14	40	61

(1)	A basic rate digital (ISDN) subscription provides two access channels and a primary rate digital (ISDN) subscription provides 12 to 30 access channels.
      The decline in the number of subscribers for voice services is due both to lower market share and a decline in fixed subscriptions for voice services in the market as a whole.

Traffic
      The following table shows information on minutes of traffic generated by analog and ISDN subscribers in the business market for each year in the three-year period ended December 31, 2005. The migration of voice traffic from fixed to mobile and from analog or ISDN to VoIP, along with decreasing market shares, led to the continued decrease in traffic minutes in 2005.

	Year ended December 31,			Increase (decrease)

	2003	2004	2005	2003/2004	2004/2005

	(millions of minutes)%				%
Traffic:
National traffic (exclusive internet traffic and calls to mobile phones)	3,001	2,353	1,797	(21.6)	(23.6)
Internet traffic	1,296	972	548	(25.0)	(43.6)
Calls to mobile phones	595	552	551	(7.2)	(0.2)
International	133	115	110	(13.5)	(4.3)
Other	261	243	196	(6.9)	(19.3)

Total	5,286	4,235	3,202	(19.9)	(24.4)

Market share (based on minutes)
Total residential(1)	74%	72%	68%

(1)	Average during the year

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

Competition
      The competition in the business market is most significant in the central industrial regions of Norway, where TDC Song, BKK, Ventelo have each invested in their own network infrastructures and challenged us with competitive offerings of fixed line access, leased lines, broadband and data communication services. In the leased line and data communication markets, we are being challenged by the local loop unbundling (LLUB) operators NextGenTel and Catch (a subsidiary of Ventelo), who offer VPN solutions connecting business locations and home offices through xDSL access lines. In 2005, we faced increased competition in the broadband market from focused local providers and utility companies.

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
      xDSL. We have launched xDSL in the wholesale market. xDSL access allows Internet service providers and other service providers to provide xDSL-based products and offerings without having to install any technical devices in connection with the copper pairs.
      Intelligent network services. We also provide access to intelligent network services on a wholesale basis. Intelligent network services allow service providers to offer value-added services hosted on our network and sophisticated routing of calls depending on factors such as the time of the call and the point of origination.
      Wholesale line rental. We provide telephony access (PSTN and ISDN) on a wholesale basis to other operators and service providers, which allow them to sell subscriptions for telephony services directly to the end customer.

Access
      The following table shows information regarding the number of analog (PSTN) and digital (ISDN) access lines and channels, including courtesy lines, service lines and payphones, and xDSL and LLUB subscriptions in the wholesale market as of December 31, 2003, 2004 and 2005.

	As of December 31,

	2003	2004	2005

	(in thousands)
Telephony
Analog (PSTN)	104	188	202
Digital (ISDN)(1)	57	114	111
Of which basic rate(1)	57	113	110
Of which primarly rate(1)	—	1	1

Total telephony subscriptions	161	302	313

xDSL access	56	91	109
LLUB access	80	145	235

(1)	A basic rate digital (ISDN) subscription provides two access channels and a primary rate digital (ISDN) subscription provides 12 to 30 access channels.

Competition
      Our main competitor in the domestic wholesale market is BaneTele, the only other provider of wholesale services with national coverage. In addition, TDC’s recent acquisition of Song Networks makes the combined TDC Norway/ Song Networks a significant alternative provider of wholesale capacity services in southern Norway. In the wholesale market for DSL, we face competition from NextGenTel, Catch, and TDC/ Song Networks, which provides xDSL to end users on the basis of LLUB.
      In addition, we face competition from a number of focused local or niche providers specializing in smaller segments of both the residential and business markets, including local broadband initiatives supported or owned by municipalities and local utility companies. In the residential market, we also face competition from cable networks.

International wholesale
      Through Telenor Global Services (TGS), we provide a broad range of services in the international wholesale market, including broadband capacity and worldwide traffic. Our objective is to be the leading supplier of voice and capacity services to and from Scandinavia, and to be a successful niche player in the wholesale traffic market in Europe
      International direct dialing. We offer inbound call termination for international traffic terminating in our network for which we receive payments from other carriers under a system of settlement arrangements, and purchase termination services from foreign carriers for outbound international traffic originating in our networks.
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
      Leased capacity services. We offer leased capacity services, which provide fixed and dedicated connections. Leased lines are available in both analog and digital interfaces and with different capacities. We deliver these services within Scandinavia through our own telecoms network and deliver dedicated point-to-

point connections between Scandinavia and most other countries in the world in cooperation with reputable operators. These services are well suited to users that generate a higher volume of traffic between fixed locations, for instance, connections between different local area networks (LANs) or private branch exchanges (PBXs). Leased lines are also a basic element in the production of other services, such as mobile phone and point of sale terminals.

Network Operations

Domestic infrastructure
      Our domestic network is a technologically advanced fixed line network designed to support our residential, business and wholesale service offerings and we also use the network to provide services to our other business areas.
      Trunk transmission network. We have a national ring topology backbone network using synchronous digital hierarchy (SDH) equipment on fiber optic cables. SDH provides faster and less expensive network interconnection than traditional plesiochronous digital hierarchy (PDH) technology. PDH is the conventional multiplexing technology for network transmission systems. For the regional backbone network, we have a similar structure based on SDH technology.
      Our entire national backbone network is based on optical dense wavelength division multiplexing. Dense wavelength division multiplexing is a transmission technology in which up to 200 optical channels are transmitted through the same fiber. We use systems based on this technology with 8, 16 and 32 optical channels at 2.5 Gbps or 10 Gbps (billion bits per second, which vastly exceeds the capacity of traditional copper cable or radio links). The national core network is designed to be the carrier for any transmission technology used on a higher layer. This may include synchronous digital hierarchy, asynchronous transfer mode (ATM) or IP technology.
      Our regional network layer comprises more than 300 installed connection or switching points in 185 rings distributed on 71 ring structures. The implementation of ring topology in the regional network has improved the quality of service of the network.
      Access network. Our local access network connects virtually all homes and businesses in Norway with nearly 4,000 digital telephony switches and concentrators. The network currently includes approximately 5.8 million kilometers of installed twisted pair copper wire. At December 31, 2005, the access network connected approximately 1,291,000 analog telephone lines, 612,000 ISDN basic rate and 8,000 ISDN primary rate access lines, 48,000 leased lines, 235,000 LLUB lines and 584,000 xDSL lines.
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
      In 2005, the submarine cable capacity market decreased as products and services migrate to more cost effective and wholly owned platforms.

      Global Capacity Services. We provide global capacity services through wholly owned synchronous digital hierarchy (SDH) capacity to major destinations in Europe and the United States, International Private Leased Circuits (IPLC) services to worldwide destinations and IP Transit services in Western Europe and the United States. Based on a network of points of presence in major European and US cities, we provide SDH capacity services to carriers, operators and Internet services providers. Backed by service level agreements with leading providers, we offer a wide rage of leased line services worldwide. Through IP Transit, we offer internet access ports to Internet service providers. Our own network, Nextbone, connects customers and interconnect partners at the most important Internet exchange sites in Western Europe and the United States. As of December 31, 2005, we have connections to more than 300 customers and interconnect partners, with both private and public interconnect.

Fixed Sweden
      Fixed Sweden provides telephony, data communication, broadband and advanced network services to the business market, and telephony, DSL and IP-based communication services to the wholesale market in Sweden. We believe that the Swedish business market, in particular, provides growth opportunities due to the size and the growth rate of the market, our first class national data communications network and the preference of Swedish business customers towards single vendor relationships and outsourcing. We are currently Sweden’s second largest provider of business data communication services, as well as the second largest wholesale provider of fixed network services, after TeliaSonera.
      We also provide voice and DSL services on a wholesale basis in Sweden to service providers, which market these products to the residential retail market. Glocalnet, which is the third largest service provider within the fixed residential segment, is by far the largest of our wholesale customers. At December 31, 2005, Glocalnet has 133,000 fixed telephony subscriptions, 5,000 mobile telephony subscriptions, 108,000 dial-up Internet subscriptions and 104,000 xDSL subscriptions. As of March 28, 2006, we hold a 96.6% ownership interest in Glocalnet.
      On July 8, 2005, we acquired 100% of the issued share capital of Bredbandsbolaget AB and its subsidiaries (Bredbandsbolaget) for a cash consideration of NOK 4.5 billion. Bredbandsbolaget is the second largest provider of broadband services in Sweden with approximately 369,000 subscribers as of December 31, 2005, representing a 20% market share. Operating on all-IP fiber and xDSL network, Bredbandsbolaget is synonymous with high-speed broadband. The company launched VoIP service in 2003 and serves approximately 104,000 voice customers as of December 31, 2005. Bredbandsbolaget also recently launched IP-TV services, thus offering a full “triple-play” of Internet, voice and TV broadband services. Bredbandsbolaget also has a successful operation serving small and medium-sized Swedish companies with Internet access services.
      During 2005, price competition has increased significantly in the Swedish broadband market, with Glocalnet, Comhem and TDC Song representing the most price aggressive players. Bredbandsbolaget is differentiating itself in this market through product advancement and high quality service. The following table shows information regarding the number of subscriptions for Bredbandsbolaget’s broadband-related products and services over the last 2 years.

	As of
	December 31,

	2004	2005

	(in thousands)
VoIP (Broadband)	67	104
Internet Access
LAN access(1)	139	155
xDSL access	164	214
TV subscriptions	1	12

(1)	“LAN” stands for Local Area Network
      Figures for 2004 in the above table reflect figures from Bredbandsbolaget prior to our acquisition of the company in 2005.
Fixed Denmark
      On 5 July, we acquired 100% of the issued share capital of Esplanaden Holding A/ S (Cybercity) for a cash consideration of NOK 1.3 billion. Cybercity is the third largest supplier of broadband services in Denmark, with approximately 122,000 subscribers as of December 31, 2005 and a 15% market share. Covering 70% of Denmark with its own DSL infrastructure, the company focuses on the high-end residential, home office and small and medium enterprise (SME) segments of the market. The company also operates a successful VoIP product over its DSL access lines.
      TDC is Cybercity’s main competitor, along with Tele2 and Telia Stofa also acting as important competitors.
      The table below provides information regarding the number of subscriptions for Cybercity’s DSL and VoIP services over the last three years.

	As of
	December 31,

	2004	2005

	(in thousands)
VoIP (Broadband)	2	26
xDSL access	77	122
      The figures for 2004 above reflect subscription data for Cybercity prior to our acquisition of the company in 2005.
TELENOR BROADCAST
Overview
      We are the leading provider of television and broadcasting services to consumers and enterprises in the Nordic region, measured in subscribers and revenues. We also operate the national terrestrial broadcast network in Norway and are the leading provider of satellite broadcasting services in the Nordic region, utilizing three geostationary satellites. Our main objective is to further strengthen our position in the Nordic region.
      In 2005, the Telenor Broadcast business area comprised the following business lines:
      Distribution. We provide TV distribution services to more than 3 million households and businesses in the Nordic region. We offer basic tier, minipay and premium pay-TV services to subscribers with Direct To Home (DTH) satellite dishes. In Norway and Sweden, we offer basic tier TV services, pay-TV and Internet services to cable TV subscribers. In Denmark, we market the same services through a cable network, OE Kabel TV, which we acquired in November 2005. In Finland, we offer premium pay-TV services to subscribers with access to digital terrestrial television (DTT). We also offer TV services through privately owned satellite master antenna TV networks (SMATV), which serve multiple dwellings such as housing associations and antenna unions.
      Transmission. We provide transmission services for broadcasters through our subsidiaries Telenor Satellite Broadcasting and Norkring. Telenor Satellite Broadcasting owns and operates satellite transmission capacity on the satellite position 1-degree west. Norkring owns and operates the Norwegian analog and digital terrestrial radio transmission system and the Norwegian analog television transmission system.

      Other. Other consists of Conax, which offers conditional access systems, the corporate support functions of Broadcast, and related interests.
Distribution
      Our wholly-owned subsidiary Canal Digital is the leading TV content distributor in the Nordic region, distributing a wide range of national and international TV channels to households that rely on DTH, cable, DTT or SMATV for their reception of television services.
      Canal Digital has exclusive Nordic distribution rights on DTH to CMore’s premium film and sport channels until June 13, 2006, in addition to exclusive content rights on other channels. Furthermore, in June 2005, Telenor Broadcast, together with Norwegian broadcaster TV2, acquired the rights for distribution of Norwegian football on TV, broadband Internet and 3G mobile for NOK 1 billion. The rights cover the period from 2006 through 2008 for the Norwegian premier league and the Norwegian first division, and 2006 through 2009 for Norway’s international matches (home matches only) for men, women and youth, the national cups for men and women and women’s national premier league. The NOK 1 billion commitment for the rights will be paid over four years, with NOK 300 million per year for the period 2006 through 2008 and NOK 100 million for 2009. The financial commitment is a joint liability owed to the Norwegian Football Association by TV2 and Telenor Broadcast. Telenor Broadcast and TV2 have agreed that the material part of the free to air TV rights will be managed by TV2, while the Pay-TV rights and certain free TV rights have been assigned to, and will be governed by, the television channel TV2 Zebra, in which Telenor Broadcast and TV2 will have an ownership interest of 45% and 55%, respectively. The broadband Internet football broadcast rights will be managed by Telenor Fixed and TV2 Interaktiv, while the 3G mobile rights will be managed by Telenor Mobile.
      As of December 31, 2005, we had more than 3 million subscribers to our different television services, consisting of 906,000 pay-TV subscribers and 222,000 basic tier households on DTH, 681,000 cable TV subscribers, 33,000 DTT pay-TV subscribers and 1,177,000 households in SMATV networks.
      In 2005, our distribution area generated external revenues of NOK 4.6 billion and more than 50% of our Nordic distribution revenues are from outside Norway.
      The table below shows our subscriber base per country as of December 31, 2005.

	Norway	Sweden	Denmark	Finland	Total

Subscribers Broadcast
DTH pay-TV subscribers	341,000	361,000	151,000	53,000	906,000
DTH basic tier households	135,000	48,000	36,000	3,000	222,000
Cable TV subscribers	409,000	242,000	30,000	—	681,000
SMATV households	196,000	271,000	634,000	76,000	1,177,000
DTT pay-TV subscribers	—	—	—	33,000	33,000

Total	1,081,000	922,000	851,000	165,000	3,019,000

DTH
      To our DTH subscribers, we offer more than 70 Nordic and international TV channels, multiple tiers of services, including interactive services and pay-per-view services. We distribute minipay and Premium pay-TV services to more than 906,000 digital subscribers and basic tier services to an additional 222,000 households in the Nordic region. Both basic tier households, minipay and premium pay-TV subscribers receive local television channels through the DTH equipment provided to them. The minipay and premium pay-TV subscribers subscribe to at least one pay-TV package from Canal Digital in addition to the basic tier.

      The following table shows key subscriber data for our DTH operations over the past three years:

	Year ended December 31,

	2003	2004	2005

Subscribers at period end
DTH pay-TV subscribers	763,000	824,000	906,000
DTH basic tier households	241,000	253,000	222,000

Total subscribers	1,004,000	1,077,000	1,128,000

      We believe that the growth in the number of subscribers over the past few years is primarily due to the success of our high-quality program packages that combine major international content brands and the most important local language television channels combined with aggressive marketing, multi-channel distribution and a focus on customer service.

Cable TV
      We operate cable-TV networks that served 681,000 subscribers as of December 31, 2005, of which 409,000 subscribers were located in Norway, 242,000 in Sweden and 30,000 in Denmark.
      In Norway, we market an analog basic tier package comprising 17-24 channels to individual households, landlords and housing associations. In addition, we sell digital pay-TV packages to subscribers with a decoder and cable TV Internet access subscriptions to households connected to the upgraded part of our network. We market our cable television services through our own sales organization, which includes regional offices and sales representatives throughout Norway.
      In Sweden, we market the same services as in Norway, but with differences in programming to meet Swedish market demands. In Denmark, we operate a cable TV network and offer Internet services to our cable TV subscribers as well.
      The following table sets forth details of our cable operations for the years indicated.

	Year ended December 31,

	2003	2004	2005

Subscribers at period end
Basic tier	604,000	624,000	681,000
Of which digital pay-TV	35,000	51,000	58,000
Cable TV Internet subscribers	31,000	44,000	73,000
      Within cable TV, the growth in basic subscribers is fairly low due to the fact that cable TV has already been fully rolled out in the areas where cable TV development is financially viable. Further growth in this segment is primarily due to new building developments and acquisition of other cable operators. Therefore, the underlying revenue growth in the cable TV segment is partly driven by sale of additional services such as digital pay-TV and/or Internet subscriptions to our basic subscribers.

SMATV
      In the Nordic region, we are the leading reseller of analog and digital television channels and television services to privately owned SMATV networks, serving multiple dwelling units such as housing associations and antenna unions. We also provide technical services relating to SMATV networks and market pay-TV services to individual households in these networks.
      The following table sets forth operating information for our SMATV operations.

	Year ended December 31,

	2003	2004	2005

SMATV households	1,098,000	1,212,000	1,177,000

      We expect that the number of households using SMATV technology will decrease in the next five to ten years. This due to the fact that many small SMATV networks may choose to move from SMATV to DTT, enabling their users to access a full host of digital TV services without upgrading the network. Furthermore, over the last three to five years, SMATV networks are increasingly being acquired by cable operators. Due to the imminent decomissioning of the analogue terrestrial networks (which partly feeds the SMATV networks), this development is likely to accelerate in the future.

DTT
      In the first half of 2004, we started a digital terrestrial pay-TV operation in Finland, marketing pay-TV packages to households with DTT reception equipment. As of December 31, 2005, we had approximately 33,000 subscribers to this service. We are currently the only DTT pay-TV operator in Finland. Presently, we offer a package of three channels, in addition to several free to air channels. The number of digital TV-channels available in Finland is not expected to grow until new multiplexes offering more transmission capacity are developed.
      In August 2005, we entered into a partnership agreement with the Norwegian broadcasters NRK and TV2 to apply for a license to develop and operate the digital terrestrial (DTT) network in Norway. The license application was submitted by Norges Televisjon AS (NTV), in which we have an equal ownership share along with NRK and TV2. The DTT network would eventually replace the current analog terrestrial network owned by our subsidiary Norkring, which currently secures households TV reception via regular antennas. The parties have also established a new company, NTV Pluss AS, which if license is awarded, will offer pay-TV services over the DTT network.

Competition
      With regard to DTH, we compete throughout the Nordic region, with Viasat, a subsidiary of the Swedish media company Modern Times Group (MTG). Providers of digital terrestrial television (DTT) are a new type of competitor in the digital TV services market, with Boxer in Sweden emerging as the most important competitor.
      Boxer follows a low-price strategy in the Swedish market and competes in the low pay range of the market. We compete in the Nordic market for digital TV services primarily on the basis of quality and quantity of content, and the quality of customer service and operations.
      Within cable television, our primary competitor in Norway is UPC Norway. In Sweden, our primary competitors are Comhem, UPC Sweden and Kabelvision. In the Danish market, we face competition from TDC’s subsidiary OnCable and TeliaSonera’s subsidiary Stofa. We compete in the market for cable television on the basis of technical reliability and our ability to offer other access services, such as cable TV Internet access, and to tailor our content portfolio to the preferences of the majority of the households in the area.
      Within the Nordic market for wholesale services to SMATV networks, our primary competitor is Viasat. In the Danish market, we face additional competition from OnCable and Stofa. We compete in the market for households in SMATV networks on the basis of price, content portfolio and value-added services, such as technical support and advice.
      Canal Digital is the sole provider of premium content for households with DTT access in Finland.
      In Sweden, the government began to shut down the analogue terrestrial TV network in September 2005. Between 100,000 and 200,000 households were directly affected by this shut down in 2005. The shut down is expected to be complete in January 2008. As the affected households move from analogue TV reception to digital reception via cable, DTH or DTT, all of the major operators in the Swedish market expect a surge in subscriber growth. Thus far, however, the growth in digital pay-TV subscribers caused by the analogue shut down has been weaker than expected as most households have chosen a digital free to air TV solution consisting of 5 attractive TV channels (“freeview”).

      In Norway, NTV, which is jointly owned by Broadcast and the Norwegian broadcasters NRK and TV2, is the only applicant for the DTT license. The roll out of the DTT network is planned to start within six months after possible license is awarded. The final shutdown of the analog terrestrial network in Norway is expected at the end of 2008 if the license is awarded in 2006 as expected. Our subsidiaries Canal Digital, Conax, Satellite Broadcasting and Norkring are all possible suppliers to the Norwegian DTT network and Norkring has developed a DTT transmission system in Norway on a test basis in limited areas.
Transmission

Telenor Satellite Broadcasting
      Through Telenor Satellite Broadcasting, we are the largest Nordic provider of commercial satellite services for the transmission of television and radio programs based on both capacity and revenue. Telenor Satellite Broadcasting also provides satellite capacity, teleport services and IP broadband services to value added resellers and business customers in Europe and the Middle East.
      We provide our satellite transmission services through a fleet of three geostationary satellites: the Thor II and III satellites and the Intelsat 10-02, in which we own a share representing 11 transponder equivalents (36Mhz). Transponders are the main devices that satellites use to receive and transmit signals. Our three satellites are located in orbit approximately 36,000 kilometers above the equator at approximately 1 degree west. 1 degree west is an advantageous position for transmitting signals to the Nordic region and we estimate that over 90% of the households satellite antennas in the Nordic region can receive transmission from our satellites. We provide our teleport services through two teleports in Europe, Nittedal (Norway) and London, and uplinks in Sofia, Stockholm, Copenhagen and Helsinki. Along with Satellitaktiebolaget (NSAB), we are currently one of two satellite transmitters of digital signals to home satellite dish receivers and cable TV companies in the Nordic region. Using digital transmission, each transponder can transmit six to eight channels simultaneously, while a transponder used for analog transmission can only transmit one channel.

	Year ended December 31,

	2003	2004	2005

Used for digital transmission	32	33	33
Used for analog transmission	6	3	3
Spare capacity	5	4	4

Total number of transponders	43	40	40

      As at December 31, 2005, we transmitted 156 TV channels (three analog) and 66 radio channels.
      In the third quarter of 2005, we entered into an agreement for the construction and subsequent purchase of a new satellite with 24 transponders (36mhz equivalents) to replace the satellite Thor II, which has 15 transponders (36mhz equivalents). We expect to acquire the completed satellite at the end of 2007, and total payments until this time are expected to be NOK 1.2 billion

Competition
      Our principal competitor in satellite broadcasting is NSAB, but we also face competition from INTELSAT, EUTELSAT and SES Global. NSAB is owned by the Swedish Space Corporation (25%) and SES Global (75%) and operates three satellites. SES Global is based in Luxembourg and operates ASTRA, the largest satellite system for home satellite dish transmission in Europe.

Norkring
      Through our wholly owned subsidiary Norkring, we own and operate analog and digital terrestrial radio and television transmission systems in Norway.
      Norkring provides its analog services to two national television broadcasters, the national broadcaster NRK and the commercial channel TV2, several national radio broadcasters, and a number of local television and radio stations. Norkring’s analog network consists of approximately 2,700 large and small transmitting stations in Norway and covers more than 99% of the Norwegian population. Norkring also provides digital audio broadcasting (DAB) and limited DTT trial transmission services. Norkring’s DAB network currently covers 70% of Norwegian households and all main roads in Norway.
      Norkring has developed a DTT transmission system in Norway on a test basis in limited areas and in the third quarter of 2005, Norsk Television AS (NTV), applied for a DTT license. Norkring is a possible contractor for the construction and technical operation of the DTT network in Norway.
Other

Conditional access systems
      Conditional access systems enable broadcasters and content providers to encrypt their digital services so that programming may only be viewed by authorized subscribers. We believe that conditional access systems are essential for creating good business models for content irrespective of terminal or access method. Access control via Smart Card is most widely used in the Pay-TV area. Through Conax, we provide conditional access services for a variety of network types, including broadcasting networks and Internet/intranet networks.
      As of December 31, 2005, Conax had sales and support staff in India, Singapore, China, Brazil and Germany, and customers in more than 40 countries.

Related interests
      We currently own 44.8% of the shares in APR Media Holding AS, which holds 100% of the shares in A-pressen, one of the three largest private media corporations in Norway. A-pressen is a majority owner of Norwegian local and regional newspapers and a number of other related interests, including printing plants, newspapers, websites and local television channels. A-pressen also has investments in Russian media and printing facilities and owns a 33.33% interest in the Norwegian commercial television channel TV2.
      We also have a 33% ownership interest in Otrum ASA, which is a leading supplier of hotel TV solutions in Norway.
      In addition, we acquired a 33.31% ownership interest in Norges Television AS (NTV) in the third quarter of 2005. NTV is the only applicant for a license to develop and operate a digital terrestrial network for television in Norway. In November 2005, the owners of Norges Television AS (NTV) founded the company NTV Pluss AS (NTV+) in which we have an equal ownership share along with the Norwegian broadcasters NRK and TV 2. If NTV is awarded the license for developing and operating the DTT network for television in Norway, NTV+ will offer pay-TV services over this network.
EDB BUSINESS PARTNER ASA
Overview
      Our 51.8%-owned subsidiary, EDB Business Partner ASA, is a leading information technology company providing software solutions, software services and computer operations to the Nordic region. EDB Business Partner’s main customers are large and medium-sized companies and organizations in banking and finance, telecommunications, and the public and trade and industry sectors. Although its primary market is Norway, EDB Business Partner also has significant operations in Sweden. EDB Business Partner’s shares are listed on the Oslo Stock Exchange.
Strategy and recent developments
      EDB Business Partner’s strategy is:

•	to be a leading expertise-based IT business, focusing on application development and infrastructure and network operations; and

•	to take advantage of current IT trends, such as increased outsourcing of IT departments, the growth of Internet applications, e-commerce, Internet banking, and business critical applications.
      On June 28, 2005, EDB Business Partner and i-flex® solutions entered into an agreement to jointly offer comprehensive UNIX-based retail banking solutions to financial institutions in the Nordic region. The product will utilize the core system components of FLEXCUBE®, the world’s No. 1 selling banking solution. Market release is planned for 2006/2007.
      On November 16, 2005, EDB Business Partner and DnB NOR further expanded their commercial and strategic partnership by signing a six-year agreement for electronic invoicing in the Norwegian corporate market for use by DnB NOR and its corporate customers. The new solution is expected to significantly reduce the cost of invoice management for companies and will be ready for use by DnB NOR and EDB Business Partner’s existing customers from the second quarter of 2006. Revenues generated from the new solution will be transaction-based, and will thus depend on the number of companies using the system.
      In addition to the strategic partnership agreements with i-flex® solutions and DnB NOR, EDB Business Partner has made several major acquisitions since January 2005, as described below.
      On May 12, 2005, EDB Business Partner entered into an agreement to acquire the Swedish software company BanqIT Business Applications AB. The contract provides for EDB to take over the company’s in-house developed solutions for bank branch offices as well as 30 employees.
      On December 19, 2005, EDB Business Partner entered into an agreement to acquire the Norwegian card company TAG Systems AS. This acquisition is expected to give EDB a stronger market position and expand its expertise in the card area. The business currently has 100 employees. The acquisition will take place with effect from January 15, 2006.
      On January 10, 2006, EDB Business Partner entered into an agreement to buy the operations of the Swedish IT company Datarutin AB and its subsidiary Datarutin Dokumentor AB. Datarutin is one of the market-leading players in the Swedish market for IT operations, consulting services and document management, offering solutions for customers such as the Swedish unemployment benefit offices and property companies. The business has 220 employees, and EDB plans to integrate Datarutin into its Swedish activities with effect from February 15, 2006.
      On January 16, 2006, EDB Business Partner entered into agreements to take over Ementor’s consultancy division, Avenir, and the IT consultancy company Spring Consulting. The agreements establish EDB Business Partner’s presence in the area of application services in the Nordic market. Avenir has 241 employees whereof 201 employees are located in Oslo, while 40 employees are located in Bergen. Avenir’s business focus is within the public sector, oil and energy and banking and finance. Avenir has significant expertise within Microsoft, SAP-, IBM and Oracle technology, as well as project management, system development and -integration, adjustment and implementation of standard systems. Spring Consulting has 114 employees in Norway, Sweden and Denmark, working with SAP solutions for the Scandinavian market. The operation taken over is focusing on implementation and development of SAP solutions as business support to the various customer demands.
      On March 13, 2006, EDB Business Partner entered into an agreement to buy the Swedish IT consulting group Guide Konsult, which represented a further step in EDB Business Partner’s program to create a broader platform for the group in the Nordic IT services market. The agreement positions EDB Business Partner as a leading supplier of IT consulting and applications services in the Swedish market. Guide is a leading supplier of IT consulting and applications services in Sweden with 520 employees, the majority working in Gothenburg and Stockholm. The group is a significant supplier for a number of major Nordic companies. The industrial focus of Guide’s activities is on the car industry, pharmaceuticals, the public sector, the bank and finance industry and commerce
      During 2005, EDB Business Partner divested in two separate agreements all its assets in the Telecom business area. Assets related to EDB Telecoms Network Inventory and European Mediation businesses were transferred to Comptel Corporation. Shares owned by EDB Business Partner ASA in Telesciences Inc. in the

United States were sold to a U.S. management-owned company. The total consideration from the sale was approximately NOK 155 million.
Business Areas and Services
      EDB Business Partner has the following two business areas: IT Operations and Solutions. EDB Business Partner, IT Operations area represents one of the largest suppliers of IT operating services in the Nordic region. This business area comprises both centralized and remote operation of computer systems, data communications, including services related to data backup and publishing, and serves a wide variety of industries and sectors. The Solutions business area comprises the sale of software, systems and consultancy services to a worldwide customer base in the banking and finance, public, and trade and industry sectors. The company’s primary activities are operated out of Norway and Sweden.
Competition
      EDB Business Partner’s main competitors in the Nordic countries are TietoEnator and WM-data.
      The market in which EDB Business Partner operates is highly competitive and is characterized by the need for a high level of expertise and experience, as well as significant capital investment in new technology and products. It is of critical importance in our industry that our products are secure, reliable and competitive in terms of functionality, performance and interface. Products need to adapt for changing market requirements in the interaction with industry standard software and hardware.
SATELLITE SERVICES
Overview
      Our wholly owned subsidiary, Telenor Satellite Services, is a leading worldwide provider of satellite-based mobile services. Telenor Satellite Services provides mobile communication services through its business unit Mobile Satellite Services (MSS) and provides fixed satellite-based communication networks and services through its business unit Corporate Networks (CN) and Taide.
Mobile Satellite Services

Overview
      We provide our mobile satellite services by acting as a land earth station operator (LESO). LESOs provide the gateways that link communication satellites with the terrestrial telephone networks. Calls made on a mobile satellite unit (e.g. a ship, airplane or automobile) are relayed over the satellite to a designated operator’s land earth station (LES) before being relayed to a telephone network. We own the Eik LES in Norway and, following the acquisition of COMSAT Mobile Communications (CMC) in 2002, the Southbury and Santa Paula LESs in the United States.
      As an LESO, we offer our services primarily through the Inmarsat satellite system and, to a lesser extent, the Iridium and Intelsat satellite systems. Inmarsat operates a constellation of geostationary satellites that extend mobile phone, fax and data communications to every part of the world, except the poles. On June 22, 2005, Inmarsat was listed on the London Stock Exchange. As part of the listing, our stake in Inmarsat was diluted to 9.43%. In the first quarter of 2006, we disposed of our remaining ownership interest in Inmarsat.

Services
      Through MSS, we provide a full range of services and products for satellite-based telephony and data communications to and from mobile units all over the world. These services and products are primarily available to users of mobile units at sea, on land, or in airplanes. We are one of the world’s largest providers of mobile satellite-based communications services to maritime users, which include commercial and naval vessels and oil installations. Our in-flight customers consist primarily of airline passengers and cockpit crew.

Mobile telephony and data services
      Through our wholly-owned subsidiaries Marlink and GMPCS, which operate much of MSS’ retail activities, we offer a full range of analog and digital mobile telephony and data services, including voice and fax services and Internet and email access, to customers at sea, on land and in flight. In November 1999, we were the first LESO to receive certification from Inmarsat to commence commercial operation of Inmarsat’s then newest satellite service Global Area Network (GAN). GAN services provide high quality voice and fax transmission, as well as data transmission, at speeds up to 64 Kbps (which is comparable to a fixed network ISDN line). In addition, in 2001, we were the first LESO to receive commercial authorization from Inmarsat to offer the Mobile Packed Data Service (MPDS) extension, which users of GAN services can use for data applications such as Internet access and email. Our overall market share of GAN services as at December 31, 2005 is approximately 35%. In addition to being the first LESO to offer GAN services and the MPDS extension, we were also the first LESO to be approved by Inmarsat for commercial operation of FLEET, Inmarsat’s next generation of maritime communication services. We commercially launched FLEET in 2002.
      In 2005, Inmarsat launched its next generation I4-satellites, offering its new Broadband Global Area Network (BGAN) service, which will provide voice and data transmission services to users of mobile units at speeds of up to 256 Kbps. BGAN is currently limited to land based users, but will be expanded to both maritime and aeronautical use in the next several years. We have been appointed as a distribution partner for the BGAN service, though all traffic relating to BGAN services will be handled by Inmarsat’s own LESs in the Netherlands and Italy.

Leased lines
      We offer heavy users of mobile satellite-based communications services dedicated leased lines for multiple mobile units. Leased capacity is available through either our Inmarsat space segment or our own total communication solution, Sealink, which is a permanent satellite leased line for data transmissions that establishes customized communications solutions between a fleet of mobile sites and one or more land-based sites. Maritime vessels are our primary market for dedicated leased lines and, at the end of 2005, we operated high capacity Sealink installations on board approximately 400 deep-ocean going vessels.

Other services
      We also provide a full range of voice and data traffic accounting services, and our subsidiary Marlink has the authority to operate as the billing authority for Inmarsat LESOs in more than 70 countries. Furthermore, before a communications terminal on a mobile unit can be used in the Inmarsat system, it must first be activated for service. In our capacity as a provider of Point of Service Activation (PSA) services, we have been authorized by Inmarsat to activate terminals in the Inmarsat system in more than 100 countries worldwide.

Competition
      In the Inmarsat satellite system, a customer can select to place a call through any land earth station that serves the respective area. As a result, LESOs offering services in the Inmarsat system compete mainly on the basis of pricing, value-added services, global coverage and brand name.
      Our primary competitors in the LESO market are Xantic, Stratos, France Telecom, KDDI and SingTel. We handled approximately 23% of the worldwide traffic over Inmarsat in 2005 and, along with Xantic, Stratos and France Telecom, represented the world’s four largest LESOs and accounted for approximately 85% of Inmarsat traffic in 2005. We also compete with a number of smaller players operating their own land earth stations.

      Strong competition in these markets has reduced margins, and we expect this pressure to continue. With the advent of new BGAN services, Inmarsat will handle all traffic relating to BGAN services from their own LESs in the Netherlands and Italy. This change may create competitive challenges for LESOs as it could lead to a tightening of their profit margins for GAN services. In the voice only market, Inmarsat itself is facing increased competition from other mobile satellite systems, such as Iridium, Globalstar and Thuraya. As a consequence, we are also facing increased competition from providers who primarily offer mobile satellite services on systems other than Inmarsat.

Corporate Networks (CN) and Taide
      Through Corporate Networks (CN) and Taide, we provide fixed satellite-based communication networks and services to a wide variety of governmental, intergovernmental and commercial organizations utilizing Very Small Aperture Terminal (VSAT) technology. VSATs are 2-way satellite ground stations with a dish antenna that is smaller than 3 meters. VSAT is one of the most prevalent satellite technologies in use today for various types public and private organizations. It is most commonly used for point of sale transactions including credit cards and can also be used for transmitting and receiving sales figures and orders, receiving internal communications and providing interactive distance learning training courses for employees in various locations. Our VSAT-related services range in complexity from the provision of point-to-point data links to complex satellite networks providing access to a full suite of telecommunications services including voice, data, internet and video-conferencing services.
      As a single supplier of services on a global scale, our satellite services are particularly attractive to customers with communication needs that span a number of countries. Our services are also attractive to customers operating in markets lacking competitive terrestrial infrastructure.
      We operate through subsidiaries in several European countries. The main network operating centers for each of CN’s and Taide’s operations are located at the Nittedal earth station, just north of Oslo in Norway. The VSAT terminals and additional equipment are supplied from selected major suppliers. We have access to necessary satellite capacity from Intelsat, Inmarsat, Eutelsat and other major satellite operators.
OPPLYSNINGEN AS
      Our subsidiary Opplysningen AS, which until 2005 operated under the name “Teleservice AS”, is responsible for our directory enquiries products, which are supplied to consumers in Norway both electronically and manually. Opplysningen AS aims to simplify and rationalize the customer’s working day by making information and communication services easily accessible to users.
      We own Opplysningen through our subsidiary Telenor Venture IV AS. 15% of the stake in Opplysningen is owned by an external investor, which also holds a 49% stake in Telenor Venture IV AS following the exercise of an option to increase its stake in Telenor Venture IV AS by 29% in June 2005.
      During 2005 Opplysningen AS was reorganized into the following divisions: Opplysningen 1881 AS (Voice services), Opplysningen Mobil AS (Mobile services) and Opplysningen Online AS (Internet sites), with Opplysningen AS as the mother company.
RESEARCH AND DEVELOPMENT
      We have Research and Development (R&D) capabilities focusing on new technology and applications in the information and communication technologies field.
      R&D activities are coordinated with each of our business areas with the aim of supporting present business and new business under development. We had approximately 180 employees in our R&D activities at the end of 2005. In addition, extensive cooperation with leading research establishments at home and abroad ensures that we have access to many results and findings of other institutions and companies. In 2004, R&D participated in 25 international projects, mainly under the direction of the EU and EURESCOM, in addition to substantial participation within various standardization bodies.

      Our R&D activities are primarily directed towards future mobile systems but also address other issues. R&D contributes new concepts and product ideas to our business activities. Testing and demonstrating new services form an essential part of this activity.
      On January 20, 2006, we announced that we will establish an Asia Pacific Research and Innovation Centre in Malaysia which will strengthen our competitive advantage by providing all of our mobile network operations with insights into the latest Asian consumer trends and service innovations.
REGULATION

Regulatory Environment
      Our operations are subject to a number of industry-specific as well as general laws and regulations on the national and international level. The following section provides an overview of these regulations and describes their material effects on our business activities. In addition to general competition law at the European and national level, our business activities continue to be primarily governed by regulations specific to the telecommunications markets in each of the countries where we operate. For more information regarding these country-specific regulations outside of countries not discussed in this section, please see “Regulatory matters” for each of our business segments in “Item 4: Information on the Company.”
European Union Regulation
      EU legislation is generally applicable in Norway under the European Economic Area (EEA) Agreement, as well as in each of the EU Member States in which our subsidiaries operate. EU legislation can take a number of forms. Regulations have general application and are binding in their entirety and directly applicable in EU Member States. Directives are binding, but national authorities may choose the form and method of implementation.
      The EU legislation on the telecommunications sector consists of five main directives, which were adopted in 2002. They intend to create a harmonized regulatory framework in the EU and the EEA for electronic communications networks and services, while at the same time reducing the overall level of regulation of the sector.
      Under the EU/ EEA framework, national regulatory authorities throughout the EU and EEA are to undertake a market analysis to determine markets without effective competition. As a consequence, certain preemptive remedies are to be imposed against companies that have significant market power (SMP) in such markets. The standard remedies provided by the directives are transparency, non-discrimination, accounting separation, access, and price control and accounting obligations.
      The market analysis described above is conducted for 18 relevant markets according to a recommendation by the European Commission. It will be undertaken on a regular basis and, therefore, new market developments could possibly lead to the imposition of new regulations or to the amendment or withdrawal of existing regulations. The obligations imposed are intended to be proportionate to regulatory need and to the policy objectives of the directives. Where the market analysis indicates that there is effective competition in a relevant market, no obligations shall be imposed, and competition law shall form the sole basis for regulation. The national regulatory authorities are given discretionary power with respect to regulation based upon their own market analyses, restricted only by the harmonization procedure of the directives.
      In 2006, the EU will start reviewing the regulatory framework of the telecommunications sector. The review will include the directives and the recommendation including the list of relevant markets, and is expected to lead to a new recommendation on relevant markets by the end of 2006. Update and adoption of the revised directives is not expected earlier than 2009.
      As it develops, EU legislation will continue to have a significant effect on our markets, including developments relating to the convergence of Internet, media and information technology.

WTO Obligations
      Each of the countries in which we have invested or have subsidiaries is a member of, or is negotiating accession to, the World Trade Organization (WTO). Those that are already WTO members have also signed the Basic Telecommunications Agreement (BTA), which is administered by the WTO. The BTA obliges signatories to provide foreign telecommunications service suppliers with market access to some or all of their basic telecommunications services on a non-discriminatory basis. In addition, a number of signatories, including Norway and certain other countries in which we have investments or subsidiaries, agreed to abide by certain pro-competitive principles, including the prevention of anti-competitive behavior, interconnection, universal service, transparency of licensing criteria, independence of the regulator and non-discriminatory allocation of scarce resources. As a result, the regulatory frameworks of these countries, with respect to both telecommunication services and services in general, must be consistent with their obligations under the BTA. As our Norwegian and other European subsidiaries are already governed by EU regulations, the WTO rules are of particular importance to our non-European investments and subsidiaries
Norway
      Although not an EU member, Norway is required, as a member of the European Economic Area (EEA), to adhere to the EU’s regulatory framework to the extent that the EU directives are adopted by the EEA pursuant to the EEA Agreement. As a result, Norwegian legislation, including the Norwegian Electronic Communications Act (ECA) of July 25, 2003 (which replaced the former Telecommunications Act of 1995), and the secondary legislation under this act, is in line with the European Union telecommunications framework.
      The telecommunications sector in Norway is regulated through both sector-specific and general laws and regulations, including the ECA, and the laws implementing the EU directives. Norwegian and EU/ EEA competition laws also apply to our telecommunications activities and our other core activities in Norway. In addition, various other intellectual property and data and consumer protection laws govern our core activities. The Norwegian Broadcasting Act of December 4, 1992 (Broadcasting Act) and secondary legislation under this act are applicable to our cable television and terrestrial broadcasting network activities.
Regulatory framework and developments
      The telecommunications sector in Norway is regulated by the ECA and the secondary legislation under this act, which implements the EU regulatory framework for the telecommunications sector. In accordance with the requirements of EU law, the Norwegian Post and Telecommunications Authority (PT) is currently conducting an analysis of the 18 telecommunications markets and expects to complete most of its review in 2006. To the extent the PT decides any of these markets to be subject to insufficient competition, it may impose certain preemptive remedies against companies that have significant market power (SMP) in any of these markets, as discussed under “Regulation — European Union Regulation”.
      For the period until the market analyses under the EU framework are finalized, we are subject to certain transition rules issued by the ECA. Under these rules, we are still considered to have SMP in the markets for voice telephony (both fixed and mobile), transmission capacity and interconnection (both our fixed and mobile operations) and, therefore, are required to comply with the specific regulatory provisions applicable to operators with SMP. In addition to specific regulatory provisions on SMP operators, the government also addresses universal service obligations (USO) and special service obligations (SSO) by designating certain operators as USO providers and by entering into purchasing agreements with preferred service providers. For further information on our current USO and SSO, you should read “— Universal service obligations” and “— Special service obligations”.
      So far, the PT has issued consultative documents for all of the 18 relevant markets. We have been identified as an operator with SMP in 16 of these markets. The PT has issued decisions on special regulatory measures in two wholesale mobile markets and in two wholesale fixed broadband markets. Telenor has filed appeals with the Norwegian Ministry of Transport and Communication (the Ministry) regarding the market for mobile termination, the wholesale market for access to and call origination in mobile networks and the market for the unbundling of access to the copper local loop. The final decisions are still pending. In the fixed retail markets, the PT has issued draft decisions in the fixed telephony markets and the market for leased lines up to and including 2Mbps. In the wholesale fixed markets the PT has issued draft decisions in all markets on the list. Before publishing the final decisions, the PT will notify the EFTA Surveillance Authority according to the consultation mechanism in the ECA. In the wholesale market for transmission of broadcasting signals to end-users and the wholesale market for international roaming, the PT proposes to refrain from sector regulation.
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
      There is no maximum number of registrations or licenses that may be granted under the ECA. However, since the radio spectrum is a limited resource, the number of licenses that are granted may be limited as a practical matter. Before granting a mobile license, the Ministry is required to announce publicly that there are new licenses available.
Regulation of satellite, cable television, terrestrial broadcasting networks and television distribution
      Our satellite transmission activities are mainly governed by the provisions relating to technical requirements and allocation of frequencies in the ECA and the secondary legislation under the ECA. Satellite activities are also governed by international rules issued by the International Telecommunications Union (ITU). The PT is formally responsible, on behalf of the Kingdom of Norway, for dealing with the ITU with regard to the international coordination process.
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
      Both the ECA and the Broadcasting Act, and secondary legislation under these acts, govern our cable television activities. The most important regulations relate to must-carry rules for public broadcasters, subscriber choice for programs/channels, re-transmission of broadcast channels with an unlawful content. Cable owners have a duty to retransmit the television broadcasts of the NRK, the broadcast company TV2, and certain terrestrial local public television services. Programs subject to obligatory retransmission must be transmitted via channels that are available to every subscriber to the network. The regulations in the Broadcasting Act with respect to transmission of unlawful content are also relevant for our satellite distribution activities.
      In connection with our terrestrial broadcasting network, we have been granted, in accordance with the ECA, radio line and transmitter network licenses authorizing us to, among other things, sell or lease capacity to broadcasting companies and to transmit programs for broadcasting. These licenses are valid until November 2006 and can be renewed after such date. The licenses may be withdrawn if numerous or substantial breaches of the terms of the licenses occur, subject to a fourteen-day notice period.

Universal service obligations (USO)
      The regulatory framework for USO in Norway primarily covers the fixed public telephony service, leased lines (connections up to 2 Mbps) and certain data services. Our current USOs are set out in an agreement that we entered into with the government on September 1, 2004. Under this agreement, we are under an obligation to provide fixed public telephony services at an affordable price to all households and enterprises, while leased lines and data services must continue to be accessible for all enterprises. In addition, the agreement obliges us to provide consumers with cost control measures for their fixed telephony spending. Other services that are classified as USO include the provision of public pay phones, publicly available directory enquiry services and directories and services for the disabled.
      In 1999, the Storting (the Norwegian Parliament) restated that we are obliged to satisfy our USO without compensation unless our obligations are extended, our market share decreases substantially or USO becomes concentrated on the least profitable parts of the market.
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
Non-discrimination, transparency and objectivity requirements
      Under the transition rules of the ECA, as an operator with SMP, we are required to offer our services in a manner that avoids discrimination between the buyers of our services, unless different conditions can be justified on objective grounds. The PT has increasingly focused on the non-discrimination requirement, with respect to both external services providers’ access to networks and special discounts for certain segments of our markets. We expect that, following completion of the PT’s market analysis under the ECA, these requirements will continue to apply in the relevant markets where it is determined that there are operators with SMP. In all decisions and in draft decisions on remedies, the PT has imposed non-discrimination clauses.
      On June 6, 2005, the PT issued a decision barring us from providing “win-back” and “welcome” offers to new end user customers without providing the same offers to existing customers. In addition, the PT required us to publish all of our offers and discounts on our website under it transparency requirements. We have implemented both of these requirements.
Cost accounting and price regulation
      Under the transition rules of the ECA as an operator with SMP, we are required to follow certain principles for pricing, accounting and reporting on public telephony service, interconnection and transmission capacity. We are responsible for specifying, implementing and maintaining cost accounts as a basis for monitoring that our prices for regulated services are cost-oriented, objective and non-discriminatory. The PT continuously evaluates our compliance with cost-orientation with respect to our regulated services. According to the PT, a strict interpretation of “cost-orientation” requires prices to be calculated based on costs, plus a reasonable rate of return. With regard to any special offers in the market, we are further required to furnish to the PT documentation relating to the relevant cost savings upon request. Furthermore, the PT also evaluates discounts from the point of view of non-discrimination.
      We submit the historic cost accounting information to PT on an annual basis in the ONP (Open Network Provision) report. The report contains financial and other required information about our regulated services for the previous fiscal year based on fully distributed historical costs (FDC). In practice, the PT reviews our compliance with the requirements for costing, pricing, non-discrimination and transparency through its review of our ONP report in addition to specific requests for more detailed information in selected areas. In considering whether our rate of return for our regulated services in a certain year is reasonable, we believe that other factors should be duly taken into account, including, without limitation, the characteristics of the relevant market, the long-term perspective of our underlying investments, and the risks associated with such investments.
      In December 2004, the PT decided that the ONP report should continue to be prepared in accordance with the principles of the former regulatory regime. We expect our ONP report for the fiscal year 2006 to be the first report required to be prepared pursuant to the principles of the new regulatory regime introduced by the ECA.
      The following table sets forth our operating profit and average capital employed for our regulated services as reported in our ONP reports for 2002, 2003 and 2004. We expect the PT to set forth guidelines for a new reporting system following completion of the market remedies decision for the relevant markets as required under the EU regulatory framework.

	2002	2003	2004

	(NOK in millions)
Fixed telephony
Operating profit	2,184	2,607	2,660
Average capital employed	11,735	10,281	8,747
Mobile telephony
Operating profit	2,221	2,222	2,369
Average capital employed	3,431	2,932	2,938
Leased lines
Operating profit	295	316	469
Average capital employed	3,287	3,259	2,934
      Under the former Telecommunications Act, the regulatory authorities had no legal basis to retroactively adjust our prices. However, in connection with the enactment of the ECA, the Storting requested the Ministry to assess whether it would be appropriate to give the regulatory authority a legal basis to decide that prices could be adjusted retroactively. The outcome of that assessment from the Ministry is still pending.
Accounting separation and review
      Under the transition rules of the ECA, we are required to keep our accounts for the provision of public telephony services, public networks, transmission capacity and interconnection separate from our accounts for other business activities. We are obliged to supply information to that respect in our annual ONP report to the PT. The accounts are subjected to a limited review by an external accountant and must be made publicly available.
Interconnection and access — General
      As an SMP operator, we are required to offer interconnection services and access to our fixed and mobile networks to our competitors in the wholesale market in a manner that avoids discrimination between our competitors and our business units, unless different conditions can be justified on objective grounds. Our current obligations with respect to interconnection and access will be evaluated as part of the PT’s market analysis of relevant markets under the ECA.
Fixed network interconnection
      Under the transition rules of the ECA, we are required to have cost-oriented interconnection tariffs for fixed network interconnection services. The PT has the authority to investigate whether the interconnection tariffs applied by operators with SMP are cost-oriented and to mandate that tariffs be changed if they do not satisfy the cost-orientation requirement. Fixed network interconnection tariffs are also calculated on the basis of forecasted costs and volumes.

      On March 24, 2006, the PT issued decisions under the ECA framework designating us an operator with SMP in the wholesale markets for call origination, call termination and transit services in the fixed network. In addition, the PT also notified twelve other operators as having SMP for call termination on fixed networks. The special obligations imposed on us in these three markets include price regulation according to a maximum price in accordance with our current prices, until the PT makes a new price decision. In addition, wholesale inputs related to the basic interconnection products like co-location and port charges are subject to price regulation according to cost orientation (fully allocated historical cost). Obligations for cost accounting, non-discrimination and standard offers and transparency also apply for origination, termination and transit.
Mobile network interconnection
      Under the transition rules of the ECA, mobile network interconnection tariffs must also be cost-oriented if the PT has notified the mobile operator that it has SMP in the “national market for interconnection.” On September 19, 2005, the PT issued a decision finding that each of Telenor, NetCom, Teletopia and Tele2 have SMP in the market for mobile termination. According to the decision, however, only we and NetCom will be subject to price cap regulation. We appealed the decision on October 10, 2005. From November 1, 2005, Telenor Mobil was instructed to reduce its interconnection charges, including the set-up charges, by NOK 0.05 to NOK 0.68. From July 1, 2006 a further adjustment of Telenor Mobil’s interconnection charges of NOK 0.03, would reduce the charges to NOK 0.65. Upon our request, the Ministry issued a stay on the imposition of the regulated price of NOK 0.68 until final decision of the dispute.
Access for resellers in the fixed network (Wholesale line rental)
      On September 15, 2005, the PT issued a draft decision to us proposing certain wholesale access obligations on us for wholesale line rental for PSTN/ ISDN products. You should read “— Retail Markets” for further information.
Access for Mobile Virtual Network Operators (MVNOs)
      An MVNO provides mobile services without controlling radio spectrum or radio network facilities. The MVNO buys radio spectrum and access to core network components such as base stations, but keeps control over traffic routing and SIM-card production. Under the ECA, the PT may require mobile operators with SMP to give access to their networks to MVNOs on non-discriminatory commercial terms, following the completion of the PT’s market analysis under the ECA. On January 20, 2006, the PT issued a decision in the wholesale market for access to and call origination in mobile networks, requiring us to provide MVNOs access to our mobile network on the basis of a standard agreement at non-discriminatory terms. No price regulation applies to MVNO access. We appealed the decision on February 13, 2006.
Access for mobile service providers
      Both we and NetCom have signed wholesale agreements with mobile service providers. Under these agreements, we sell all network services, including SIM-cards, to mobile service providers, who then provide mobile services using our infrastructure. We are currently involved in a dispute with Sense Communication regarding pricing and other issues related to the service provider agreement. You should read “Item 8: Financial Information — Legal Proceedings” for additional information about this litigation.
      On January 20, 2006, the PT issued a decision in the wholesale market for access to and call origination in mobile networks. The decision removes the specific obligations on service provider access in Telenor’s mobile network under the transition rules. We appealed the decision on February 13, 2006.
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

Access for broadband service providers
      Wholesale DSL products, which complement other forms of access and local loop unbundling, have become increasingly important in the broadband market. From time to time, the PT (as well as the Competition Authority) has monitored the terms in our wholesale DSL agreements. On February 20 2006, the PT issued a decision on the wholesale broadband access market. According to the decision, we are designated an operator with SMP in the markets for wholesale broadband access. The special obligations imposed on us by the PT include a general access obligation on broadband access and obligations regarding transparency, non-discrimination and accounting separation.
Local loop unbundling
      Following various regulatory decisions we have been offering to our competitors the ability to lease capacity in the local loop and we allow competing operators to deploy technical equipment in connection with our installations. This offering is equivalent to full unbundled access to the local loop. In addition, we offer “shared access” to the local loop, as well as access to the local sub loops for our competitors. So far, none of our competing operators has requested such access. Our pricing structure is based on cost.
      On February 20 2006, the PT issued a decision for the market for the unbundling of access to the copper local loop. According to the decision we have SMP under the new ECA regulatory framework in this market. The special obligations imposed by the PT include price regulations for full unbundled access to the loop until December 31, 2007, with a proposed price decrease from the current price of NOK 135 per month to NOK 105 on June 1, 2006 and another decrease to NOK 95 per month on January 1, 2007, respectively. We appealed the decision on March 13, 2006.
Wholesale Leased Lines
      In August 2004, the PT decided, at the request of BaneTele, that we are required to offer a new dedicated capacity product (Wholesale Leased Line Part Circuit) on a wholesale basis. From May 1, 2005, we provided Digital Aksess, a new wholesale access product with a different price structure than ordinary leased lines.
      On December 21, 2005, the PT issued a draft decision in the wholesale markets for access and transport capacity. We were designated an SMP operator in both markets. Under the draft decision, we are required to give access to all reasonable requests for wholesale access capacity products including Digital Aksess, dark fiber and co-location. Prices for access capacity shall be cost oriented. In the wholesale transport capacity market no price regulation is proposed. In both markets requirements for non-discrimination, standard offers and transparency and accounting separation are suggested by the PT’s draft decision.
Mobile national roaming
      Mobile operators with SMP (currently both us and NetCom) are required to provide national roaming to other mobile operators in areas where the requesting operator’s network does not have geographical coverage. GSM 1800 licensees are required to build a network covering the four largest cities in Norway (Oslo, Bergen, Trondheim and Stavanger) before being entitled to have national roaming. In addition, UMTS licensees are entitled to roaming on the networks of GSM operators with SMP (Telenor and NetCom) in those areas where the UMTS operator’s network does not have coverage, without being subject to network coverage obligations similar to those of GSM operators.
      On January 20, 2006, the PT issued a decision in the wholesale market for access to and call origination in mobile networks. The decision obliges Telenor to grant any reasonable request for access for national roaming to the mobile network, requiring us to have cost oriented prices and keep cost accounts for national roaming. We appealed the decision on February 13, 2006.

Retail Markets
      On September 15, 2005, the PT issued a draft decision notifying us as an SMP operator in all six of its designated fixed telephony retail markets. The special obligations imposed on us in the retail markets for access to the public telephone network include restrictions on our ability to bundle retail products except for broadband products, and restrictions on our ability to determine prices in the retail markets unless objectively justified by cost differences. The PT is also proposing general wholesale access obligations for wholesale line rental for PSTN/ISDN products, including transparency, non-discrimination and price regulation and costing obligations. On March 2, 2006 the PT referred the draft decision to EFTA Surveillance Authority.
Carrier selection
      All operators providing access to the fixed network are required to allow their customers to select other operators to handle their calls. This can be done on a call-by-call basis by dialing a four-digit prefix in addition to the called telephone number or by means of carrier pre-selection. Subscribers have the ability to make two pre-selections of carriers. The first pre-selection includes national traffic to geographical, most non-geographical and mobile numbers (traffic to numbers with extreme traffic fluctuations have been exempted), while the other pre-selection includes all international traffic.
Number portability
      Number portability allows subscribers to keep their telephone numbers when changing service providers. All telephony service providers in Norway must support number portability. In February 2001, the PT decided to extend number portability to mobile telephone numbers. Number portability in mobile networks became effective on November 1, 2001. In Norway, there is no requirement for cross portability between fixed and mobile telephone numbers. In addition, pursuant to the secondary legislation under the ECA, we are exempt from any portability obligation for IP-telephony numbers.
Rights of way
      We are currently involved in disputes with Vegdirektoratet, the Norwegian public highway operator, and some local municipalities, regarding the appropriate level of compensation for our use of their land for certain telecommunications purposes under the Norwegian Expropriations Act and the ECA. The level of compensation is important for our cost base, although the net effect of increased levels of compensation would potentially be offset by increases in service prices. We expect the Ministry to resolve this dispute with Vegdirektoratet, and we believe that a decision by the Ministry would also set a precedent for our dispute with the municipalities.
VoIP regulation
      The PT in 2005 issued a policy report clarifying the existing legislation for VoIP. In the report, the PT concluded that VoIP-services arranged for any-to-any communication should be considered a public telephony service, and that obligations put on public telephony services in principle should be valid for such VoIP-services as well. The PT however granted temporary exemption for some of these obligations. In the draft market analysis for the telephony markets the PT concluded that VoIP utilizing the public telephone network was considered to be a part of the retail telephony markets. The PT in 2005 also issued a hearing document regarding VoIP-services not arranged or partly arranged for any-to-any communication, proposing that these services are not public switched telephony services. The PT has not yet issued a policy document based upon this hearing.

Competition Law
      All of Telenor’s operations in Norway are subject to the rules of the Norwegian Competition Act of March 5, 2004 (the Competition Act) and the competition rules of the EEA Agreement. The Competition Act is based on prohibitions against anti-competitive behavior similar to the prohibitions contained in the EEA Agreement and EC Treaty. The Competition Authority may intervene and declare specific behavior anti-

competitive, and may review acquisitions or mergers of enterprises if such acquisitions or mergers create or strengthen a significant restriction on competition. Violations of the Competition Act may result in periodic penalty payments, administrative fines or penalties and/ or imprisonment up to six years.
      The ESA and the EU Commission may intervene in transactions that meet certain size and turnover thresholds, and which create or strengthen a dominant position as a result of which effective competition would be significantly impeded in the EEA/ EU’s common market.
      From time to time, Telenor’s competitors and customers file complaints with the Competition Authority and the EFTA Surveillance Authority (ESA) alleging that Telenor is abusing its dominant market position in various respects or in respect to mergers. Moreover, these authorities may also start investigations on their own initiative. There are currently several cases currently pending before the Competition Authority and the EFTA Surveillance Authority.

Norwegian Competition Authority
      There are several cases involving us pending before the Competition Authority.
      In September 2004, Tele2 filed a complaint with the Competition Authority in connection with Telenor’s launch of certain free additional subscription services in the retail market. Tele2 claimed that the offering of additional services to consumers resulted in a margin squeeze. In October 2004, the Competition Authority requested a response to the allegations from Tele2. Telenor responded in a letter November 12, 2004. The case is pending.
      In November 2004, the Competition Authority received a complaint from Tele2 in connection with Telenor’s launch of “Mini”, a fixed telephone service subscription targeted at consumers who make limited use of the fixed telephone service. Tele2 maintains that the service establishes a margin squeeze. Tele2 has asked for an interim decision. The Competition Authority notified Telenor of this complaint and requested information about the alleged restrictive behavior. Telenor filed an answer with the Competition Authority in December 2004. On February 9, 2005, the Competition Authority rejected Tele2’s request for an interim decision. The case is pending.
      In January 2005, NetCom filed a complaint with the Competition Authority alleging that Telenor has infringed a previous decision by the Authority prohibiting Telenor from entering into exclusive distribution agreements for mobile subscriptions. The complaint also alleges that Telenor has circumvented the Competition Authority’s decision by distributing mobile subscriptions through a franchise company in which it holds a 49% ownership interest. Telenor filed an answer with the Competition Authority in January 2005. The case is pending.
      In February 2005, NetCom filed a complaint with the Competition Authority alleging that the launch of Telenor’s Total-customer concept (5% rebate when demanding three services from Telenor) involves an illegal bundling of separate services. Telenor submitted an answer to the Competition Authority in March 2005. The Competition Authority has in a letter dated January 23, 2006 asked Telenor to provide information concerning costs and prices for all services involved in the rebate. A more thorough explanation of the efficiencies that justifies the rebate has also been requested. The case is pending.

EFTA Surveillance Authority (ESA)
      In July 2001, Viasat AS filed a complaint to ESA alleging that Canal Digital AS’ exclusive right to distribute TV2 by satellite (DTH) infringes the competition provisions of the EEA Agreement. Before the complaint was filed with ESA, both the Competition Authority and the Norwegian Ministry of Labour and Administrative Affairs concluded that the agreement is not anti-competitive under the Norwegian Competition Act. In 2003, the parties reached an agreement with ESA, whereby Canal Digital’s exclusive right to distribute TV2 by satellite was discontinued from October 1, 2003. Following negotiations with both Viasat and Canal Digital, TV2 entered into new exclusive distribution agreements with Canal Digital. The agreement expired in October 2005 and no new agreement was entered into by the parties. The ESA final decision is still pending.

      ESA has requested information on Telenor’s ADSL pricing to both wholesale and to end-users.

Consumer Protection
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

Gender Equality
      In order to promote gender equality, Norwegian law requires public and private companies to have a board of directors that is composed to at least 40% composed of women. This requirement is subject to a two year transitional period until August 2007 for privately-owned companies. We currently comply with the legislation.

Data Retention
      In December 2005, the European Parliament adopted a directive on traffic data retention, which mandates the systematic storage of traffic and location data created when using electronic communications services for the purpose of fighting terrorism and serious crime. Once formally adopted by the Council and implemented by EU Member States and Norway, the directive is expected to affect our operations in Norway and the European Union, as it will require us to collect and systematically store additional types of data compared to what is currently being stored for the purposes of customer billing and settlement of interconnection payments. In addition, increased data retention periods are expected to lead to higher storage costs.
ORGANIZATIONAL STRUCTURE
      Telenor ASA is considered a holding company that holds a majority of the group assets through various subsidiaries, which it owns or invests in. Each of the following is a significant subsidiary of Telenor ASA: Telenor Mobile Communications AS, Telenor Mobile Holding AS, Telenor Telecom Solutions AS, Telenor Network Holding, Telenor Mobil AS, Kyivstar GSM JSC, Pannon GSM RT and DiGi Telecommunications Sdn Bhd. You should read “Item 19: Exhibits — Exhibit 8” for additional information on our significant subsidiaries. For information on our new business structure, you should read “Strategy — Organization”.
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

ITEM 4A:	UNRESOLVED STAFF COMMENTS
      None.

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
INTRODUCTION
      The following discussion should be read in conjunction with our consolidated financial statements, which have been prepared in accordance with IFRS as adopted by the European Union, which differ in certain respects from US GAAP. For a reconciliation of the material differences between IFRS and US GAAP, you should read note 38 to our consolidated financial statements.
      You should read “Item 4 — Information on the company — Overview” for information on our operating segments.
      From January 1, 2005, as required by the European Union’s IAS Regulation and the Accounting Act, we have prepared the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”). IFRS as adopted by the EU differ in certain respects from IFRS as issued by the International Accounting Standards Board (“IASB”). However, the consolidated financial statements for the periods presented would be no different had Company applied IFRS as issued by the IASB. References to “IFRS” hereafter should be construed as references to IFRS as adopted by the EU. Comparative figures are prepared for 2004.
      We are exposed to risks and uncertainties which could have a material adverse effect on our business, financial condition, liquidity, results of operations or prospects. Such risks and uncertainties relate to, among other things:

•	the political, economic and legal environment in the foreign countries in which we operate;

•	increased competition;

•	the actions of other principal shareholders within consolidated or main associated companies;

•	our exposure to currency exchange rate fluctuations, when reporting in Norwegian Krone;

•	regulatory developments both in and outside Norway.
      You should read “Item 3: Key Information — Risk Factors” for a more detailed discussion of these risks and uncertainties. In addition, this Item 5 may contain certain forward-looking statements. You should read “Cautionary Statement Regarding Forward-Looking Statements” in this annual report on Form 20-F for a more detailed discussion of forward-looking statements.

DEFINITIONS
      In the following overview of our operations and the discussion and analysis of each consolidated subsidiary and associated company, the following terms, unless otherwise defined, have the meanings specified below.
      Man-years. The number of full-time equivalent employees.
Mobile Operations
      Subscription and traffic consists of subscription and connection fees, revenues from voice outgoing airtime, non-voice traffic, outbound roaming and other mobile service revenues. Subscription and traffic include only revenues from the company’s own subscriptions.
      Interconnection revenues consists of revenues from incoming traffic. Revenues from incoming traffic related to service provider subscriptions are not included.
      Other mobile revenues consists of inbound roaming, national roaming and revenues related to service providers and MVNOs (Mobile Virtual Network Operators).
      Non-mobile revenues consists of revenues from customer equipment and businesses that are not directly related to mobile operations.
      Subscriptions. Contract subscriptions are counted until the subscription is terminated. Prepaid subscriptions are counted as active if there has been outgoing or incoming traffic or if the SIM-card has been reloaded during the last three months. Service provider and MVNO subscriptions are not included. Data only SIM-cards are included, but SIM-cards used for telemetric applications are excluded. Telemetric is defined as machine-to-machine SIM-cards (M2M), for example, vending machines and meter readings.
      Average traffic minutes per subscription per month (AMPU). Traffic minutes per subscription per month are calculated based on total outgoing and incoming rated minutes from the company’s own subscriptions. This includes zero rated minutes and outgoing minutes from own subscriptions while roaming. Outgoing and incoming minutes related to inbound roaming, national roaming, service providers and MVNOs are not included.
      Average revenue per subscription per month (ARPU). ARPU is calculated based on mobile revenues from the company’s own subscriptions, divided by the average number of subscriptions for the relevant period.
      Mobile revenues from company’s subscriptions consists of “Subscription and traffic” and “Interconnection revenues” and do not include revenues from inbound roaming, national roaming, service providers, MVNOs, sale of customer equipment and incoming traffic related to service provider subscriptions.
      SMS/MMS and content messages. The number of messages is based on outgoing and incoming messages from the company’s own subscriptions. Included are rated and free messages related to SMS, MMS and content domestically and when roaming. Outgoing and incoming messages related to inbound roaming, national roaming, service providers and MVNOs are not included.
      Costs of material and traffic charges. Costs of traffic and material charges include some operating lease costs, primarily lease of some dedicated network and satellite capacity within our Group companies.
      Other operating expenses. Other operating expenses include items such as operating leases of building, land and equipment, advertising expenses and costs associated with marketing and sales commissions. Please see note 8 to our consolidated financial statements for a fuller list.
Fixed Operations
      Telephony consists of subscription and connection fee, traffic (fixed-fixed, to mobile network, to other countries, value added services, other) for PSTN/ISDN and VoIP (Broadband telephony).

      xDSL/Internet consists of subscription fee for xDSL and Internet and traffic charges for Internet traffic (810/815).
      Data services consists of Nordicom, Frame relay and IP-VPN.
      Other revenues consists of leased lines, managed services and other retail products.
      Wholesale revenues consists of sale to service providers of telephony (PSTN/ISDN) and xDSL, national and international interconnect, transit traffic, leased lines, other wholesale products and contractor services.
Broadcast Operations
      Distribution consists of Pay-TV subscribers and basic tier households on DTH (direct to home), cable TV subscribers, households in SMATV networks and DTT (digital terrestrial TV) Pay-TV subscribers.
      Transmission consists of revenues from satellite services from satellite position 1-degree west and revenue from terrestrial radio and TV transmission in Norway.
      Other consists of revenues from conditional access systems and revenue not directly related to Distribution and Transmission services.
GROUP OVERVIEW
      In 2005, our group results improved. Profit before taxes was NOK 12.6 billion in 2005 compared to NOK 9.9 billion in 2004. The underlying improvement was primarily due to increased revenues from our international mobile operations.
      Our international mobile operations, especially in emerging markets, grew significantly in 2005 and are increasingly important for our business and results of operations. In 2005, we consolidated DTAC (via UCOM) as a result of increased economic interest in these companies that we did not already own. In addition we acquired the fixed-line operations Bredbandsbolaget in Sweden and Cybercity in Denmark. In our Norwegian fixed-line operations, a mature market with increased competition, our revenues decreased. However, our operating profit margin in Fixed Norway increased slightly due to reduced depreciation and amortization. In Broadcast, our number of subscribers, revenues and EBITDA increased.
      Capital expenditure increased in 2005 compared to 2004 primarily due to the expansion of the network capacity of our international mobile operations driven by strong growth in the number of subscriptions.
      Concurrent with the increase in our capital expenditure, we generated significant and increased cash flows from our operations in 2005 and received payments for the sale of shareholdings. However, our net debt increased during 2005 primarily due to acquisition of companies, purchase of own shares and payment of dividends.

RESULTS OF OPERATIONS — GROUP
Revenues

	2004		2005

		Of which		Of which
Revenues	Total	external	Total	external

	(NOK in millions)
Telenor Mobil — Norway	11,730	10,504	12,243	11,072
Sonofon — Denmark	4,404	4,351	5,191	5,059
Kyivstar — Ukraine	4,219	4,217	7,272	7,266
Pannon GSM — Hungary	5,907	5,901	6,061	6,051
DiGi.Com — Malaysia	3,946	3,943	4,932	4,928
GrameenPhone — Bangladesh	2,186	2186	2,970	2,969
Other mobile operations	423	335	2,219	2,076
Fixed	19,256	17,433	19,313	17,140
Broadcast	5,346	5211	5,649	5,518
Other operations	9,540	6,611	9,967	7,060
Eliminations	(6,366)	(101)	(6,890)	(212)

Total revenues	60,591	60,591	68,927	68,927

      External revenues increased by 13.8% in 2005 compared to 2004. In 2005, 57% of our external revenues derived from our mobile operations, compared to 52% in 2004. In 2005, the mobile operations in emerging markets experienced high growth in number of subscriptions and revenues. Part of the increase in external revenues in Sonofon and “Other mobile operations” was due to the full year effect of consolidating Sonofon and ProMonte in 2004 and the consolidation of DTAC in 2005. Measured by the number of subscriptions at the end of 2005, we increased or maintained our market share in our mobile operations in 2005 compared to 2004.
      Fixed’s external revenues in 2005 decreased by 1.7% compared to 2004. Increased external revenues due to the acquisitions of Bredbandsbolaget and Cybercity were more than offset by decreased external revenues in Fixed Norway. External revenues in Fixed Norway decreased by 6.5% mainly due to decreased revenues from fixed telephony operations.
      External revenues in Broadcast increased by 5.9%, primarily due to an increased number of subscribers.
      External revenues from Other operations increased by 6.8% primarily due to acquired businesses in EDB Business Partner, partially offset by operations disposed in 2004.
      The table below shows our revenues broken down by operations in and outside Norway, based on company location. Our proportional share of revenues from our associated companies are not included in our consolidated revenues. Some of our international operations are carried out in associated companies, primarily VimpelCom. Revenues outside Norway have increased in recent years due to the increased number of consolidated foreign entities as well as underlying growth in existing operations, especially in our international mobile operations.

	2004	2005

	(NOK in millions)
Revenues
Norway	33,397	33,556
Outside Norway	27,194	35,371

Total revenues	60,591	68,927

Operating Expenses

Costs of materials and traffic charges

	2004	2005

	(NOK in millions)
Traffic charges — network capacity	8,875	10,634
Traffic charges — satellite capacity	1,191	1,066
Costs of materials etc	5,858	6,011

Costs of materials and traffic charges	15,924	17,711

      Traffic charges — network capacity expenses consist primarily of traffic charges for providing fixed and mobile services. Of the increase in traffic charges — network capacity expenses in 2005 compared to 2004, approximately NOK 0.8 billion was due to the effect of purchased companies, primarily Bredbandsbolaget and Cybercity and consolidation of the formerly associated companies DTAC, Sonofon and ProMonte. In addition, traffic charges — network capacity expenses increased primarily due to an increase in the number of subscriptions in our mobile operations. Traffic charges — network capacity costs decreased in Fixed Norway, primarily due to decreased traffic.
      Traffic charges — satellite capacity expenses are primarily related to sales of satellite broadcasting services (Broadcast) and satellite mobile services and satellite capacity services (Satellite Services). Rent of satellite capacity in Broadcast was primarily reduced due to the replacement of leased satellite capacity with our own satellite transponders from September 2004.
      Our mobile operations and Broadcast business area in the aggregate generated approximately 77% of our total costs of materials etc. in 2005, primarily due to sales of customer equipment in our mobile operations and TV-program fees and equipment in Broadcast. Broadcast showed an increase due to increased number of subscribers, new content and change from lease to sale of TV-decoders. This was partially offset by reduced sale of equipment, especially in Telenor Mobil Norway and Pannon.

Own work capitalized

	2004	2005

	(NOK in millions)
Costs of materials etc.	162	216
Salaries and personnel costs	311	349
Other operating expenses	84	139

Total own work capitalized	557	704

      Own work capitalized is presented as a separate caption and is not netted against the related expenses in the profit and loss statement. The various Group companies consolidated in Telenor perform work on their own long-lived assets, which are capitalized, if appropriate. The Group companies expense the related costs in the line items costs of materials, salaries and personnel costs, or other operating expenses as appropriate. The costs that are capitalized are then reversed as change in own work capitalized. Several companies in the Group also perform work on and deliver long-lived assets to other Group companies. The purchasing company capitalizes these long-lived assets. For the Group as a whole this is regarded as a change in own work capitalized and the expenses recorded in the selling companies are reversed as a change in own work capitalized for the Group. Own work capitalized increased in 2005 compared to 2004 due to increased capital expenditure.

Salaries and personnel costs

	2004	2005

	(NOK in millions)
Salaries and holiday pay	7,554	7,794
Social security tax	1,142	1,138
Pension costs including social security tax	837	772
Share-based payments, excluding social security tax(1)	28	20
Other personnel costs	409	512

Total salaries and personnel costs	9,970	10,236

(1)	Include share options and employee share ownership program, excluding social security tax on these payments.
      The purchase of DTAC, Bredbandsbolaget and Cybercity increased total salaries and personnel costs by approximately NOK 150 million in 2005 compared to 2004.
      Salaries and holiday pay increased, due to net effect of purchased and sold companies, growth in mobile operations in emerging markets and general wage increases. This was partially offset by reductions in number of employees in the mobile operations the Nordic region and Fixed Norway.
      The number of full-time equivalent employees at December 31, 2005 increased by approximately 6,700 compared to December 31, 2004. The number of full-time equivalent employees outside of Norway increased by approximately 7,200 due to the consolidation of DTAC, Bredbandsbolaget and Cybercity and increased activity in GrameenPhone, Kyivstar and Pakistan. In Norway, we reduced the number of full-time equivalent employees by approximately 500, primarily due to cost efficiency activities and the sale of businesses. The average number of full-time equivalent employees was estimated to be approximately 2,850 higher in 2005 compared to 2004.
      Pension costs decreased in 2005 compared to 2004. In 2005, we adjusted our actuarial tables for death and disability and decided that a part of the defined benefit plan (spouse pension) in Norway should be terminated with effect from January 1, 2006. The net effect of the settlement and curtailment was recorded in 2005 with a gain of NOK 63 million (excluding social security tax) to the income statement. We also decided that our employees in 2006 may chose to change their pension plan to a defined contribution plan. The effect, if any, will be recorded as a curtailment in 2006.

Other operating expenses

	2004	2005

	(NOK in millions)
Operating lease of building, land and equipment	1,070	1,248
Other cost of premises, vehicles, office equipment etc	793	860
Operation and maintenance	3,628	4,315
Travel and travel allowances	482	489
Postage freight, distribution and telecommunication	296	389
Concession fees	582	862
Marketing and sales commission	3,735	4,873
Advertising	1,416	2,019
Bad debt	248	311
Consultancy fees and external personnel	1,350	1,757
Other	271	483

Total other operating expenses	13,871	17,606

      Other operating expenses increased by approximately NOK 3.7 billion, or 26.9%, in 2005 compared to 2004. The consolidation of DTAC, Bredbandsbolaget and Cybercity contributed to this increase by approximately NOK 0.7 billion.
      Expansion of owned and leased property, plant and equipment and consolidation of companies resulted in increased costs for operation and maintenance, operating lease and other cost of premises, vehicles, office equipment, etc.
      Costs for marketing, sales commissions and advertising increased by approximately NOK 1.7 billion, of which approximately NOK 0.2 billion was due to consolidation of companies acquired in 2005. The increase was primarily due to the significant increase in the number of new subscriptions, primarily in our mobile operations in Asia, but also in Telenor Mobil Norway.
      Increased costs for concession fees were primarily related to DTAC and increased costs for universal service obligations in DiGi.Com.
      Part of the increased costs for consultancy fees and external personnel was related to Fixed Norway due to implementing process improvement projects and costs related to increased speed for xDSL subscriptions.

Other income and expenses

	2004	2005

	(NOK in millions)
Gains on disposal of fixed assets and operations
Sonofon — Denmark	—	1
Pannon GSM — Hungary	5	10
Fixed	10	88
Broadcast	1	1
EDB Business Partner	303	31
Other business units	144	22
Corporate functions and Group activities	99	163
Eliminations	—	4

Total gains on disposal of fixed assets and operations	562	320

Losses on disposal of fixed assets and operations
Telenor Mobil — Norway	—	16
Pannon GSM — Hungary	3	19
DiGi.Com — Malaysia	—	5
GrameenPhone — Bangladesh	8	10
Other mobile operations	—	1
Fixed	25	65
Broadcast	1	1
Other business units	21	1
Corporate functions and Group activities	31	33
Eliminations	(15)	1

Total losses on disposal of fixed assets and operations	74	152

	2004	2005

	(NOK in millions)
Expenses for workforce reductions and onerous (loss) contracts
Telenor Mobil — Norway	24	(2)
Sonofon — Denmark	28	12
Pannon GSM — Hungary	16	10
Other mobile operations	562	414
Fixed	86	159
Broadcast	5	—
EDB Business Partner	33	18
Other business units	28	15
Corporate functions and Group activities	116	29
Eliminations	(562)	(245)
Total workforce reductions and onerous (loss) contracts	336	410

Total other (income) and expenses	(152)	242

      Gains on disposals in 2005 were primarily due to the sale of properties, as well as some businesses.
      Gains on disposals in 2004 were primarily the sale of parts of the Telecom business of EDB Business Partner ASA and the sale of the subsidiaries Venture III AS, Securinet AS and Transacty AS.
      Losses on disposal in 2005 were primarily related to disposal of properties and equipment and Fixed Czech and Slovakia.
      Expenses for workforce reduction and onerous (loss) contracts in 2005 were primarily related to the Mobile Virtual Network Operator (MVNO) contract in Sweden and expenses for workforce reductions in Fixed. Expenses in 2004 were primarily workforce reductions related to the IT operations, Fixed and the Nordic mobile operations. In 2004, Telenor Mobile Sweden estimated a loss of NOK 562 million on the MVNO-contract in Sweden due to reduced expectations of the future earnings potential. The loss was estimated as the difference between expected future economic benefits and unavoidable costs in the contract. In 2005, the estimated loss under the MVNO contract for Mobile Sweden was increased by NOK 239 million. These losses were eliminated in the Group accounts in the tables above. See note 12 to our consolidated financial statements for a further discussion. In addition, at the beginning of 2006, Mobile Sweden will transfer its traffic to Vodafone Sweden’s network due to the acquisition of this company. As a consequence, we do not expect to utilize the MVNO agreement in Sweden. However, as we are required to make minimum variable payments under the contract, we recorded an additional loss of NOK 175 million as of December 31, 2005 which impacts the Group accounts. This loss is the net present value of payments up to and including the first quarter of 2008.
Depreciation, Amortization and Write-downs

	2004	2005

	(NOK in millions)
Depreciation of property, plant and equipment	7,737	8,059
Amortization of intangible assets (excluding goodwill)	2,900	3,411

Amortization of prepaid leases	—	74

Total depreciation and amortization	10,637	11,544

Write-downs of property, plant and equipment	282	488
Write-downs of goodwill	3,129	46
Write-downs of intangible assets (excluding goodwill)	120	53
Total write-downs	3,531	587

Total depreciation, amortization and write-downs	14,168	12,131

Specification of depreciation of property, plant and equipment and amortization of intangible assets (excluding goodwill) in 2004 and 2005:

	2004		2005

	Property,		Property,
	plant and	Intangible	plant and	Intangible	Prepaid
	equipment	assets	equipment	assets	leases

	(NOK in millions)
Telenor Mobil — Norway	781	282	661	228	—
Sonofon — Denmark	340	850	416	869	—
Kyivstar — Ukraine	301	255	869	340	—
Pannon GSM — Hungary	689	605	594	577	—
DiGi.Com — Malaysia	779	123	912	127	—
GrameenPhone — Bangladesh	205	11	410	29	—
Other mobile operations	32	83	213	398	—
Fixed	3,173	399	2,689	494	54
Broadcast	605	99	486	68	—
Other operations	832	193	833	277	—

Total	7,737	2,900	8,083	3,407	54

Specification of write-downs of property, plant and equipment, goodwill and other intangible assets in 2004 and 2005:

	2004			2005

	Property,		Other	Property,		Other
	plant and		intangible	plant and		intangible
	equipment	Goodwill	assets	equipment	Goodwill	assets

	(NOK in millions)
Telenor Mobil — Norway	5	—	9	14	2	—
Sonofon — Denmark	208	3,074	8	—	—	—
Kyivstar — Ukraine	—	—	—	15	—	—
Pannon GSM — Hungary	21	—	—	6	—	1
DiGi.Com — Malaysia	—	—	—	5	—	—
GrameenPhone — Bangladesh	2	—	—	—	—	—
Other mobile operations	15	—	61	—	—	—
Fixed	13	27	—	571	(36)	52
Broadcast	13	25	7	(128)	75	—
Other operations	5	3	35	5	5	—

Total	282	3,129	120	488	46	53

      In general, depreciation and amortization was affected by changes in exchange rates and investment levels in the previous years. The increase in total depreciation and amortization was primarily due to acquired businesses and increased capital expenditure, partially offset by fully depreciated assets.
      Estimated useful lives of property, plant and equipment and other intangible assets are reviewed annually to insure consistency with the expected economic recovery period for these assets based on current facts and circumstances. As of January 1, 2005, some changes were made in estimated useful lives, especially for some components in the different networks of our operations. Various components of the networks were affected, including switches, radio and transmission equipment in the mobile operations, masts, towers and network buildings in the mobile, fixed and broadcast operations, fibre cables in the fixed transportation network and digital transmission equipment for ADSL in Norway. As of January 1, 2005, the estimated useful lives for some of these assets were increased and others were decreased. The reasons for increasing useful lives were primarily based on recent experience that some assets are now being utilized over a longer economic life than previously expected because they are not as affected by changes in technological developments as previously expected and because we now expect a slower pace of changes in the network than in previous years. On the other hand, we decreased the expected useful lives for some assets, primarily due to a higher pace of replacements than previously expected, due to company or asset specific reasons.
      The change in useful lives as of January 1, 2005 is estimated to have increased depreciation and amortization by approximately NOK 270 million in 2005, of which the highest impact was for Kyivstar.
      The write-downs of property, plant and equipment and intangible assets in 2005 were primarily related to Fixed Sweden to its estimated recoverable amount. The write-down was due to loss of increased competition and a general shift in product demand to lower priced products. The assessment of the fair value was based on various valuation methods, with assistance of an external valuation expert. In 2005, Broadcast reversed a previous write-down of satellites by NOK 133 million. The write-downs of goodwill in 2005 was primarily due to previously not recognized deferred tax assets at acquisition of companies, partially offset by the excess of fair value of net assets over the cost of a business combination that was recognized immediately to income.
      As of December 31, 2004, we wrote down goodwill in Sonofon by NOK 3,074 million. In 2004, the Danish market was characterized by intense competition and price reductions. Our assessment of the write-down of goodwill in Sonofon was due to Sonofon’s slower than expected growth and a review of our expectations of the company’s growth potential as of year-end 2004. The assessment of the fair value was based on various valuation methods, with assistance of external valuation experts. The valuation was based on discounted cash flow analysis, calculation of value based on multiples for peers in the mobile industry and comparison with external valuation reports. In addition, we made a write-down equipment by NOK 215 million related to our transmission network in Sonofon, based on expected cash flows. We also made write-downs of NOK 75 million in 2004, of which NOK 61 million was intangible assets, as a consequence of the reduced expectations for our mobile business in Sweden. If, among other things, market values decline and market conditions deteriorate, we may have to continue to perform impairment tests, as well as the annual impairment test of goodwill. You should read “Critical Accounting Estimates under IFRS” in this Item 5 for additional information on our impairment tests and “Other Information” in this Item 5 for additional information on the differences between US GAAP and IFRS.
Operating Profit and EBITDA
      Our operating profit in 2004 and 2005 was affected by gains and losses on sales of fixed assets and operations, expenses for workforce reductions and onerous (loss) contracts as well as write-downs, as illustrated below.

	2004	2005

	(NOK in millions)
Operating profit	7,367	11,705
Of which:
Gains on disposal of fixed assets and operations(1)	562	320
Losses on disposal of fixed assets and operations(1)	(74)	(152)
Expenses for workforce reductions and onerous (loss) contracts(1)	(336)	(410)
Write-downs(2)	(3,531)	(587)

Total gains, losses, expenses for workforce reductions and onerous (loss) contracts and write-downs	(3,379)	(829)

(1)	For a discussion of our gains and losses on disposal of fixed assets and operations and expenses for workforce reductions and onerous (loss) contracts, you should read “— Other (income) and expenses”.

(2)	For a discussion of our write-downs, you should read “— Depreciation, amortization and write-downs”.
      Our operating profit in 2005 was affected by gains and losses, expenses for workforce reductions, loss contracts, and write-downs compared to 2004. We discuss these items above under “— Other (income) and expenses “and “— Depreciation, amortization and write-downs”. Adjusted for these items, all of our operations except Fixed and our greenfield operation in Pakistan increased operating profit in 2005 compared to 2004, primarily due to a growth in revenues. The consolidation of acquired companies also contributed to the increase.
      We also focus on operating profit (loss) before the effects of amortization, depreciation and write-downs. We refer to this measure as “EBITDA” because, under IFRS, operating profit is reported in our consolidated income statement before taxes and net financial items. In addition, operating profit includes amounts attributable to minority interests but does not include results from associated companies or joint ventures which are accounted for using the equity method and included in net income. We believe that providing EBITDA enhances an understanding of our operating activities and the performance of the individual units because it provides investors with a measure of operating results that is unaffected by amortization and depreciation related to acquisitions and capital expenditures, differences in capital structures, e.g. book value of property, plant and equipment and intangible assets, among otherwise comparable companies or investments in and results from associated companies. We believe that EBITDA is also an indicator to demonstrate to what extent operational business activities generate earnings which are available to reduce net debt or to finance investments.
      EBITDA is not a measurement of financial performance either under IFRS or under US GAAP. You should not consider EBITDA as an alternative to operating profit, net income or cash flow from operating activities. Since other companies may not calculate EBITDA in the same way, our EBITDA figures are not necessarily comparable with similarly titled figures of other companies.
      The following table shows the reconciliation of EBITDA to profit from total operations.

	2004	2005

	(NOK in millions)
Profit from total operations	7,413	9,134
Profit (loss) from discontinued operations	—	(4)
Profit from continuing operations	7,413	9,138
Taxes	(2,461)	(3,453)
Profit before taxes	9,874	12,591
Net financial items	1,521	(347)
Associated companies	986	1,233
Depreciation and amortization	10,637	11,544
Write-downs	3,531	587
EBITDA	21,535	23,836
      Our EBITDA increased in 2005 compared to 2004 primarily due to the increase in revenues in our mobile operations and the positive effect of the consolidation of acquired companies.
Associated Companies

	2004	2005

	(NOK in
	millions)
Telenor’s share of(1):
Profit after taxes	954	1,406
Write-down of Golden Telecom Inc.	—	(172)
Gains (losses) on disposal of ownership interests	32	(1)

Net result from associated companies	986	1,233

(1)	For certain associated companies, financial statements as of the Group’s balance sheet date are not available. In such instances, the most recent financial statements (as of a date not more than three months prior to the Group’s balance sheet date) are used, and estimates for the last period are made based on publicly available information. Actual figures may deviate from the preliminary figures. The consolidated income statement contains only the line “Net result from associated companies”. Our share of the other items shown in the table is not specified in our consolidated financial statements, but this information is set forth in note 18 to our consolidated financial statements.

      You should read note 18 to our consolidated financial statements for additional information on our associated companies.
      The results from associated companies were influenced by our acquisitions, disposals and consolidation of subsidiaries in 2004 and 2005. Sonofon and ProMonte were consolidated as subsidiaries as of February 12, and August 12, 2004, respectively. As of October 26, 2005, DTAC (through our economic interest in UCOM) was consolidated as a subsidiary. In the beginning of 2006, we acquired a controlling ownership interest in Glocalnet. Please see “Item 4: Information on the Company” for more information regarding these transactions in 2005.
      The increase in net profit after taxes from associated companies in 2005 compared to 2004 was primarily due to the growth in VimpelCom. This was partly offset by increased losses in Bravida ASA mainly due to the fact that Bravida ASA in 2004 recorded a gain on sale of parts of its businesses.
      In 2005, we wrote down our carrying value of the listed company Golden Telecom Inc. to the quoted market price as of December 31, 2005.
Financial Income and Expenses

	2004	2005

	(NOK in millions)
Interest income on liquid assets	383	287
Other financial income	113	160
Total financial income	496	447
Interest expenses on interest-bearing liabilities	(1,582)	(1,665)
Other financial expenses	(96)	(120)
Capitalized interest	117	146
Total financial expenses	(1,561)	(1,639)
Net foreign currency (loss)	(87)	84
Total change in fair value of financial instruments(1)	—	243
Gains on disposal of financial assets	2,652	521
Losses on disposal of financial assets	(17)	(2)
Write-downs and reversal of write-downs of financial assets(2)	38	(1)
Net gains (losses and write-downs) of financial assets	2,673	518
Net financial items	1,521	(347)

(1)	As of January 1, 2005 Telenor implemented IAS 39, see note 37. The comparative figures for 2004 are not restated to the principles in IAS 39.

(2)	As from January 1, 2005, impairment losses recognised in the income statement for an investment in an equity instrument classified as available for sale shall not be reversed through the income statement.
      Borrowing costs included in the cost of qualifying assets (capitalized interest) during 2004 and 2005 arose in Norway on the general borrowing pool, and outside Norway, based on the relevant subsidiaries’ borrowing costs. Wholly owned subsidiaries are financed by Telenor. See note 22 to our financial statements for more information about interest rates on external borrowings.
      Change in fair value of financial instruments was primarily related to interest rate derivatives used for economic hedge of interest-bearing liabilities that do not fulfil the requirements for hedge accounting.

      Gains on disposal in 2005 were primarily gain on sale of Telenor’s shares in Intelsat. Gains on disposal in 2004 were primarily the gain on sale of Telenor’s remaining shareholding in Cosmote SA.
      As of February 26, 2004, we sold our remaining shareholding in Cosmote for NOK 3.1 billion and we recorded a gain on sale of financial assets of approximately NOK 2.6 billion before taxes related to this transaction. In 2004, some write-downs, primarily in Venture-companies, were reversed due to increased market values. During the first quarter of 2006, we sold our remaining ownership interest in Inmarsat plc. with a gain on disposal of NOK 1.8 billion.
Income Taxes
      The corporate income tax rate in Norway is 28.0%. The table below shows our effective tax rate (income taxes as a percentage of profit before taxes) reconciled to the Norwegian tax rate of 28.0% for the years ended December 31:

	2004	2005

	(NOK in
	millions)
Expected income taxes according to corporate income tax rate in Norway (28%)	2,765	3,525
Tax rates outside Norway different from 28%	(34)	(81)
Associated companies	(267)	(350)
Net loss in subsidiaries outside Norway for which deferred tax assets have not been established	181	618
Previously not recognized tax income in business combinations	(30)	(162)
Non-taxable income	(102)	(128)
Non-deductible expenses	195	265
Write-downs of goodwill that are not tax deductible	842	12
Other deferred tax assets not recognized previously	(461)	(18)
Non-taxable gain on sale of shares	(152)	(30)
Changes in tax law — previously recognized tax assets not realized	257	—
Deferred taxes on retained earnings in subsidiaries and associated companies	(375)	292
Other tax assets not recognized current year	39	16
Previously recognized tax assets — not realized or written-down (valuation allowance) current year	27	6
Conversion of inter-company debt	—	(249)
Liquidation of Dansk Mobil Holding AS	(438)	438
Sale of Telenor Business Solutions AS	—	(701)
Other	14	—
Income tax expense (income)	2,461	3,453
Effective tax rate in %	24.9	27.4
      You should read note 14 to our consolidated financial statements and “Critical Accounting Estimates under IFRS — Income Taxes” for additional information about income taxes.
      As of December 31, 2004 and 2005, we did not record the potential tax income related to the tax loss on the sale of shares in Sonofon Holding A/ S in 2001 within the Telenor Group, or the RISK adjustment we have claimed on the tax base values of the shares in Cosmote in 2003 and 2004. In 2004, we recognized deferred tax assets related to the liquidation of Dansk Mobil Holding AS. During the regular tax assessment in 2005, the tax authorities disallowed this tax loss, and, in 2005, we expensed this potential tax income. The tax authorities have challenged the tax assessment for 2004 for Canal Digital Denmark, and we did not record a deferred tax asset related to a transaction where the previous tax losses were realized and a corresponding increased depreciable tax base in assets were established. You should read note 14 to our consolidated financial statements for additional information.

      In December 2004, the Norwegian Parliament enacted new tax rules. The principle change for corporations was the introduction of the “Exemption Method”. According to this new legislation, capital gains deriving from the sale of shares and dividends received will be tax exempt. However, any loss deriving from the sale or other disposal of shares will no longer be tax deductible. The new rules in respect of dividends received became effective as of January 1, 2004, while the new rules on capital gains and non deducibility of capital losses came into effect as of March 26, 2004. Certain transitional rules were enacted. One of these transitional rules provides for net losses from disposals to third parties or liquidation of shares, recognized in the period between March 26, 2004 and December 31, 2004 to be offset against otherwise taxable gains recognized on disposal of shares in the period between January 1, 2004 and March 26, 2004. However, as is generally the case, when new rules are introduced, there may be disagreements on the interpretation of the new rules and the transitional rules.
      As a consequence of the “Exemption Method”, previously recognized deferred tax assets of NOK 0.3 billion were expensed. These deferred tax assets were primarily related to a future liquidation of subsidiaries of EDB Business Partner ASA, which had not been formally decided by the appropriate corporate body prior to March 26, 2004. However, Telenor benefited from net capital tax losses derived from disposals and liquidations of subsidiaries during the period between March 26, 2004 and December 31, 2004. According to the transitional rules, the net tax losses recognized, primarily from losses in subsidiaries or associated companies on which we previously had not recognized deferred tax assets, have been offset against the otherwise taxable gain deriving from our sale of shares in Cosmote prior to March 26, 2004.
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
      You should read “— Critical Accounting Estimates under IFRS — Income Taxes” and “Item 8: Financial Information — Legal Proceedings” and note 14 to our consolidated financial statements for additional information.
Minority Interests
      The following table shows the largest minority interests reported in our income statement and in the balance sheet for and as of the end of 2004 and 2005.

				Minority	Minority	Minority
		Minority	Minority	Interests	Interests	Interests
	Minority	part of	part of	in the	in the	in the
	share in %	net income	net income	balance sheet	balance sheet	balance sheet
	31.12.05	2005	2004	31.12.05	1.1.05	31.12.04

	(NOK in millions)
Kyvistar GSM JSC	43.5	827	588	2,348	1,255	1,255
DiGi.Com bhd	39.0	288	187	1,645	1,190	1,190
GrameenPhone Ltd.	38.0	219	410	648	528	528
DTAC/ UCOM	25.0/13.8	42	—	1,345	—	—
EDB Business Partner ASA	48.2	89	111	856	788	788
Telenor Venture IV AS	49.0	5	—	155	60	52
Other	—	18	24	137	133	133

Total		1,488	1,320	7,134	3,954	3,946

(1)	The change from January 1, 2004 to December 31, 2005 was due to the implementation of IAS 39.

      During the fourth quarter of 2005, we increased our economic stake in the previously associated company DTAC and UCOM. In the third quarter of 2005 we sold 29.0% of the shares in the subsidiary Telenor Venture IV AS. In the fourth quarter of 2004, Telenor increased its ownership interest in GrameenPhone. In April 2004, Telenor increased its ownership interest in Kyivstar. At the end of December 2004, Telenor sold 20.0% of the shares in the subsidiary Telenor Venture IV AS. See note 1 to our consolidated financial statements for further information.
RESULTS OF OPERATIONS
      The following tables set forth selected financial data for our segments for 2004 and 2005. The eliminations reported in these tables are primarily related to intra group transactions and the MVNO agreements in Sweden and Norway.

	2004		2005

		Of Which		Of Which
	Total	External	Total	External

	(NOK in millions)
Revenues
Telenor Mobil — Norway	11,730	10,504	12,243	11,072
Sonofon — Denmark	4,404	4,351	5,191	5,059
Kyivstar — Ukraine	4,219	4,217	7,272	7,266
Pannon GSM — Hungary	5,907	5,901	6,061	6,051
DiGi.Com — Malaysia	3,946	3,943	4,932	4,928
GrameenPhone — Bangladesh	2,186	2,186	2,970	2,969
Other mobile operations	423	335	2,219	2,076
Fixed	19,256	17,433	19,313	17,140
Broadcast	5,346	5,211	5,649	5,518
Other operations	9,540	6,611	9,967	7,060
Eliminations	(6,366)	(101)	(6,890)	(212)

Total revenues	60,591	60,591	68,927	68,927

	2004	2005

	(NOK in millions)
Operating profit (loss)
Telenor Mobil — Norway	3,228	3,566
Sonofon — Denmark	(3,799)	(109)
Kyivstar — Ukraine	2,026	2,826
Pannon GSM — Hungary	777	1,007
DiGi.Com — Malaysia	831	1,099
GrameenPhone — Bangladesh	1,095	1,120
Other mobile operations	(903)	(954)
Fixed	2,725	2,062
Broadcast	750	1,015
Other operations	96	48
Eliminations	541	25

Total operating profit	7,367	11,705

	2004	2005
EBITDA
	(NOK in millions)
Telenor Mobil — Norway	4,305	4,471
Sonofon — Denmark	681	1,176
Kyivstar — Ukraine	2,581	4,050
Pannon GSM — Hungary	2,093	2,185
DiGi.Com — Malaysia	1,732	2,142
GrameenPhone — Bangladesh	1,313	1,559
Other mobile operations	(712)	(343)
Fixed	6,338	5,885
Broadcast	1,498	1,516
Other operations	1,114	1,091
Eliminations	592	104

Total EBITDA(1)	21,535	23,836

(1)	You should read “Results of Operations — Group — Operating Profit and EBITDA” for the reconciliation of EBITDA to profit from total operations for the group.

Telenor Mobil — Norway

	2004	2005

	(NOK in millions)
Subscription and traffic	7,879	8,148
Interconnection revenues	1,613	1,754
Mobile revenues from company’s subscriptions	9,492	9,902

Other mobile revenues	1,513	1,825
Total mobile revenues	11,005	11,727

Non-mobile revenues	725	516

Total revenues(1)	11,730	12,243

External costs of materials and traffic charges	2,291	2,272
Internal costs of materials and traffic charges	868	961
Total costs of materials and traffic charges	3,159	3,233
Own work capitalized	(23)	(23)
Salaries and personnel costs	866	838
External other operating expenses	2,560	2,821
Internal other operating expenses	839	889
Other (income) and expenses	24	14

Total operating expenses	7,425	7,772

EBITDA(3)	4,305	4,471

Depreciation and amortization(2)	1,062	889
Write-downs	15	16

Operating profit	3,228	3,566

EBITDA/ Total revenues (%)	36.7	36.5
Operating profit/ Total revenues (%)	27.5	29.1
Capital expenditure	973	1,218
Investments in businesses	52	—
No. of man-years (end of period)	1,413	1,378
No. of subscriptions (in thousands)	2,645	2,731

(1) Of which internal revenues	1,226	1,171
(2) Of which amortization of Telenor’s net excess values	1	4
(3) You should read “Results of Operations — Group — Operating Profit and EBITDA” for a discussion of EBITDA and its importance to management as an indicator of performance for each of its operating segments.
Operating profit and EBITDA — Telenor Mobil — Norway
      Operating profit in 2005 increased by 10.4% compared to 2004 as increases in subscription and traffic, interconnection and other mobil revenues more than offset the increase in operating expenses. The operating profit also increased in 2005 as depreciation, amortization and write-downs of property, plant and equipment and intangible assets decreased partially due to an extension of the estimated useful life of certain assets, effective January 1, 2005, from approximately seven years to approximately ten years. Based upon past years experience, the physical lifetime for these assets are longer than first thought. EBITDA increased in 2005 compared to 2004, whereas the EBITDA margin was broadly stable.

Revenues — Telenor Mobil — Norway
      Our estimated market share for GSM subscriptions as of December 31, 2005 was 56% and in line with December 31, 2004. The average revenue per user declined as price reductions more than offset the increase in average usage per subscription.
      In 2005, revenues from subscription and traffic increased compared to 2004 due to an increased number of subscribers, an increased volume of SMS messages per user and decreases in free airtime to customers. The increase in revenues was partly offset by price reductions.
      Interconnection revenues increased in 2005 compared to 2004 due primarily to an increase in traffic volume from subscribers of other mobile operators.
      Other mobile revenues increased in 2005 due to increased revenues from the sale of capacity on a wholesale basis to MVNOs and service providers.
      Non mobile revenues decreased in 2005 due to a reduction of sales of handsets and computer equipment through our own chain of stores.
Operating expenses — Telenor Mobil — Norway
      Increased operating expenses in 2005 compared to 2004 were primarily due to the increase in other external operating expenses, particularly costs related to sales commissions and internal business administration costs, and increased internal costs of materials and traffic charges.
      Internal costs of materials and traffic charges in 2005 increased compared to 2004 due primarily to the increase in outgoing traffic terminating within internal companies.
      Salaries and personnel costs decreased in 2005 compared to 2004 due to full-year effect of the decrease in the number of employees that occurred in 2004 as part of our cost reduction measures.
      Other operating expenses increased in 2005 compared to 2004 due primarily to increased sales commissions and the increased allocation of corporate headquarter costs to us. The increase in sales commissions was due primarily to higher sales and higher acquisition costs per new customer from increased competition. Costs related to support and maintenance agreements decreased due to the termination of IT service agreements which allowed for a lower cost base for these areas of the business.
      Depreciation and amortization decreased in 2005 compared to 2004. The change in useful lives as of January 1, 2005 is estimated to have decreased depreciation and amortization by approximately NOK 70 million in 2005 compared to 2004. For more information, please read note 15 to our consolidated financial statements.
Capital expenditure — Telenor Mobil — Norway
      Capital expenditure in 2005 was higher in 2005 compared to 2004 due primarily to the renewal of a GSM 900 licence (NOK 186 million) until December 31, 2017. In addition we increased capital expenditure related to roll out of UMTS-sites to meet license coverage requirements.

Sonofon — Denmark

	2004	2005

	(NOK in millions)
Subscription and traffic	1,813	2,361
Interconnection revenues	986	1,300
Mobile revenues from company’s subscriptions	2,799	3,661

Other mobile revenues	571	638
Total mobile revenues	3,370	4,299

Non-mobile revenues	1,034	892

Total revenues(1)	4,404	5,191

External costs of materials and traffic charges	2,095	2,294
Internal costs of materials and traffic charges	34	101
Total costs of materials and traffic charges	2,129	2,395
Own work capitalized	(30)	(21)
Salaries and personnel costs	589	581
External other operating expenses	1,005	966
Internal other operating expenses	2	83
Gains on disposal of fixed assets and operations	—	(1)
Losses on disposal of fixed assets and operations	—	—
Expenses for workforce reductions and loss contracts	28	12

Total operating expenses	3,723	4,015

EBITDA(4)	681	1,176

Depreciation and amortization(2)	1,190	1,285
Write-downs(3)	3,290	—

Operating loss	(3,799)	(109)

EBITDA/ Total revenues (%)	15.5	22.7
Operating profit/ Total revenues (%)	nm	nm
Capital expenditure	388	1,062
Investments in businesses	3,786	4
No. of man-years (end of period)	1,343	1,206
No. of subscriptions (in thousands)	1,275	1,284

(1) Of which internal revenues	53	132
(2) Of which amortization of Telenor’s net excess values	551	555
(3) Of which write-downs of Telenor’s net excess values	3,074	—
(4) You should read “Results of Operations — Group — Operating Profit and EBITDA” for a discussion of EBITDA and its importance to management as an indicator of performance for each of its operating segments.
      The preceding table shows figures included in the accounts for Telenor from February 12, 2004. We consolidated Sonofon as a subsidiary effective February 12, 2004, when we increased our ownership interest in the company from 53.5% to 100%. The following discussion and analysis of Sonofon’s results of operations is based on Sonofon’s financial statements for the years ended December 31, 2004 and December 31, 2005, as prepared by Sonofon, which we have adjusted to conform materially with IFRS. We believe that such information provides a more useful measure of comparative financial performance for a period when we had not yet consolidated Sonofon. However, such information does not purport to represent what the actual results of operations would have been had Sonofon been consolidated from January 1, 2004 and is not necessarily indicative of our future operating results.
Operating loss and EBITDA — Sonofon
      EBITDA increased in 2005 compared to 2004 due to higher mobile related revenue and lower costs of customer acquisition. Operating loss decreased as Sonfon’s results in 2004 were impacted by a write-down of NOK 3.43 billion, of which NOK 3.1 billion was goodwill. Depreciation and amortization expenses have increased in 2005 compared to 2004 due to a change in the estimated useful life of certain radio equipment. The change in useful lives as of January 1, 2005 is estimated to have increased depreciation and amortization by approximately NOK 60 million in 2005 compared to 2004. For more information, please see note 15 to our consolidated financial statements.
Revenues — Sonofon
      Total revenues for 2005 increased compared to 2004 due to higher mobile revenues from the company’s subscriptions. The increase in subscriptions was due to increased traffic combined with less aggressive price reductions compared to prior years. Flat rate product and package solutions have pushed this development leading to both higher AMPU and higher ARPU. Increased ARPU was also due to an improvement of the customer mix from prepaid subscribers to more profitable contract, or postpaid, subscribers. The change in the customer mix was partly due to our focused efforts to reduce churn in this segment.
      Interconnection revenues also increased due to the higher outgoing minutes per user to other networks and the general increase in subscriptions and traffic discussed above.
      Non mobile revenue decreased from 2004 to 2005 due to lower sale of handsets in Sonofon owned shops.
      Sonofon’s market share of GSM subscriptions at December 31, 2005 was estimated to be 26.6%. The estimated mobile penetration in Denmark at December 31, 2005 was 89%. In 2004, estimated market share was 26.9% and the mobile penetration was 88%.
Operating expenses — Sonofon
      The increase in operating expenses was primarily due to increases in the cost of materials and traffic charges. These charges increased due to higher traffic volume, also resulting in higher interconnection costs. The increase in operating expenses was partially offset by lower commission costs resulting from decreased sales of handsets.
      Internal other operating expenses increased primarily because of the increased outsourcing of certain operational and head office functions to the other companies within the Telenor Group. Salaries and personnel costs decreased compared to 2004 due to workforce reductions instituted in late 2004 and the increased outsourcing.
Capital expenditure — Sonofon
      Capital expenditures increased in 2005 due to our investment in a UMTS license in Denmark (NOK 520 million) and increased expenditures on improving network capacity and coverage.

Kyivstar — Ukraine

	2004	2005

	(NOK in millions)
Subscription and traffic	2,961	5,122
Interconnection revenues	1,068	1,888
Mobile revenues from company’s subscriptions	4,029	7,010

Other mobile revenues	122	158
Total mobile revenues	4,151	7,168

Non-mobile revenues	68	104

Total revenues(1)	4,219	7,272

External costs of materials and traffic charges	646	1,075
Internal costs of materials and traffic charges	5	6
Total costs of materials and traffic charges	651	1,081
Own work capitalized	—	(9)
Salaries and personnel costs	183	395
External other operating expenses	793	1,737
Internal other operating expenses	11	18
Other (income) and expenses	—	—

Total operating expenses	1,638	3,222

EBITDA(3)	2,581	4,050

Depreciation and amortization(2)	555	1,209
Write-downs	—	15

Operating profit	2,026	2,826

EBITDA/ Total revenues (%)	61.2	55.7
Operating profit/ Total revenues (%)	48.0	38.9
Capital expenditure	2,608	3,650
Investments in businesses	35	—
No. of man-years (end of period)	1,880	2,685
No. of subscriptions (in thousands)	6,252	13,925

(1) Of which internal revenues	2	6
(2) Of which amortization of Telenor’s net excess values	93	93
(3) You should read “Results of Operations — Group — Operating Profit and EBITDA” for a discussion of EBITDA and its importance to management as an indicator of performance for each of our operating segments.
      The functional currency for Kyivstar is the Ukrainian Hryvnia. Until May 1, 2004, the US Dollar was the functional currency for Kyivstar. Effective as of May 1, 2004, when the company changed its nominal prices from US Dollar to local currency, the Ukrainian Hryvnia (UAH) was adopted as the functional currency. The Norwegian Krone was stable against the Ukrainian Hryvnia in 2005 compared to 2004. The change in functional currency had no material effect on our results in 2004.
Operating profit and EBITDA — Kyivstar
      Operating profit increased by 39% measured in Norwegian Krone and by 38% measured in local currency in 2005 compared to 2004. EBITDA increased by 57% measured in Norwegian Krone and in local currency in 2005 compared to 2004. The increase was due to increased revenues, which more than offset the increase in operating expenses. However, the EBITDA margin decreased due to the increase in costs being proportionally higher than the increase in revenues.
Revenues — Kyivstar
      In 2005, we had a 73% increase in revenues measured in Norwegian Krone and in local currency compared to 2004. The increase in subscription and traffic revenues was due primarily to increased traffic resulting from an increase of 7,673,000 in the number of subscriptions and increased usage per subscription. The increase in interconnection revenues was primarily due to the increased subscriber base causing increased incoming traffic from other operators. The increase in other mobile revenue was primarily due to increased incoming roaming revenue.
      On average each subscription generated marginally less revenue as the customer base consisted of proportionally more prepaid subscribers than in the previous year. In addition, we offered several promotional campaigns during the year, which has led to a reduction of the average price per minute for customers.
      Kyivstar’s market share of GSM subscriptions in the Ukraine at December 31, 2005 was estimated to be 46% compared to 45% at December 31, 2004. During 2005, the estimated mobile penetration in the Ukraine increased from 29% to 64%.
Operating expenses — Kyivstar
      Operating expenses increased in 2005 due primarily to an increase in external other operating expenses and the external costs of materials and traffic charges and depreciation and amortization.
      External other operating expenses increased due to sales and advertising costs and commission expenses from increased competition in the market and an increase in subscriptions. External other operating expenses also increased due to higher operation and maintenance costs as the increase in subscriptions placed greater demands on our existing network capacity and coverage.
      Costs of materials and traffic charges increased significantly as a result of higher traffic volume from both existing and new subscriptions. The number of man-years increased in 2005, thus leading to an increase in salaries and personnel costs. Depreciation and amortization increased due to higher capital expenditures and a reduction in the estimated useful life of certain assets from January 1, 2005. The change is estimated to have increased depreciation and amortization by approximately NOK 300 million in 2005 compared to 2004. For more information, please see note 15 to our consolidated financial statements.
Capital expenditure — Kyivstar
      Capital expenditure increased in 2005 compared to 2004 as the higher subscription growth rates led to increased investments in network coverage and capacity.

Pannon GSM — Hungary

	2004	2005

	(NOK in
	millions)
Subscription and traffic	3,669	3,768
Interconnection revenues	1,731	1,735
Mobile revenues from company’s subscriptions	5,400	5,503

Other mobile revenues	142	144
Total mobile revenues	5,542	5,647

Non-mobile revenues	365	414

Total revenues(1)	5,907	6,061

External costs of materials and traffic charges	2,243	2,256
Internal costs of materials and traffic charges	5	7
Total costs of materials and traffic charges	2,248	2,263
Own work capitalized	—	—
Salaries and personnel costs	378	373
Other (income) and expenses	1,152	1,184
Internal other operating expenses	22	37
Other (income) and expenses	14	19

Total operating expenses	3,814	3,876

EBITDA(3)	2,093	2,185

Depreciation and amortization(2)	1,295	1,171
Write-downs	21	7

Operating profit	777	1,007

EBITDA/ Total revenues (%)	35.4	36.1
Operating profit/ Total revenues (%)	13.2	16.6
Capital expenditure	1,166	763
No. of man-years (end of period)	1,384	1,319
No. of subscriptions (in thousands)	2,770	2,929

(1) Of which internal revenues	6	10
(2) Of which amortization of Telenor’s net excess values	358	345
(3) You should read “Results of Operations — Group — Operating Profit and EBITDA” for a discussion of EBITDA and its importance to management as an indicator of performance for each of our operating segments.
      The Norwegian Krone appreciated against the Hungarian Forint by 3% in 2005 compared to 2004.
Operating profit and EBITDA — Pannon GSM
      Operating profit and EBITDA increased in 2005 compared to 2004 due to higher traffic as a result of a 15% increase in average usage per subscription, which was driven by an increase in postpaid subscriptions and substantial promotional price reductions. The operating profit margin (operating profit as a percentage of total revenues) increased due to increased EBITDA and reduced depreciation and amortization. The EBITDA margin increased slightly in 2005 due to increased revenues, which more than offset increased operating expenses.

Revenues — Pannon GSM
      In 2005, Pannon GSM had a 2.6% increase in revenues compared to 2004 (6.2% if measured in local currency) with an increase in subscriptions during 2005 of 159,000. The growth in revenues was primarily due to the increase in subscriptions and increased traffic resulting from an increase in average usage per subscription in 2005. Usage and revenues also increased due to the increased number of contract subscriptions as a proportion of the overall subscription base. The average revenue generated per subscriber remained stable when measured in local currency.
      Pannon GSM’s market share of GSM subscriptions in Hungary at December 31, 2005 was 34%, in line with the 2004 market share. At December 31, 2005, the mobile penetration in Hungary increased to 87% compared to 80% at December 31, 2004.
Operating expenses — Pannon GSM
      Operating expenses increased in 2005 compared to 2004 when measured in local currency primarily due to increased costs of materials and traffic charges as a result of increased traffic terminating in other operators’ networks. Other operating expenses increased in 2005 compared to 2004 as a result of the increased number of unpaid customer debts from contract subscriptions that were recorded as losses. The decrease in universal service contributions was off-set by increased license fees due to a higher number of sites and roll-out of the UMTS network. Depreciation and amortization decreased in 2005 compared to 2004 as a result of a certain fixed assets being fully depreciated and due to an extension of the estimated useful life of certain assets as of January 1, 2005. The change in useful lives is estimated to have decreased depreciation and amortization by approximately NOK 40 million in 2005 compared to 2004. For more information, please see note 15 to our consolidated financial statements.
Capital expenditure — Pannon GSM
      Capital expenditure decreased by NOK 403 million in 2005 compared to 2004, mainly due to our non-recurring NOK 585 million investment in a UMTS license in December 2004.

DiGi.Com — Malaysia

	2004	2005

	(NOK in
	millions)
Subscription and traffic	2,794	3,949
Interconnection revenues	571	594
Mobile revenues from company’s subscriptions	3,365	4,543

Other mobile revenues	65	65
Total mobile revenues	3,430	4,608

Non-mobile revenues	516	324

Total revenues(1)	3,946	4,932

External costs of materials and traffic charges	898	1,118
Internal costs of materials and traffic charges	2	6
Total costs of materials and traffic charges	900	1,124
Own work capitalized	(6)	(8)
Salaries and personnel costs	212	245
External other operating expenses	1,095	1,410
Internal other operating expenses	13	14
Other (income) and expenses	—	5

Total operating expenses	2,214	2,790

EBITDA	1,732	2,142

Depreciation and amortization(2)	901	1,038
Write-downs	—	5

Operating profit	831	1,099

EBITDA/ Total revenues (%)	43.9	43.4
Operating profit/ Total revenues (%)	21.1	22.3
Capital expenditure	920	1,170
No. of man-years (end of period)	1,549	1,603
No. of subscriptions (in thousands)	3,239	4,795

(1) Of which internal revenues	3	4
(2) Of which amortization of Telenor’s net excess values	72	51
(3) You should read “Results of Operations — Group — Operating Profit and EBITDA” for a discussion of EBITDA and its importance to management as an indicator of performance for each of our operating segments.
      The Norwegian Krone appreciated 4% against the Malaysian Ringgit (MYR) in 2005 compared to 2004.
Operating profit and EBITDA — DiGi.Com
      Operating profit and EBITDA measured in NOK and in local currency increased in 2005 compared to 2004 due to the increase in revenues, which more than offset the increase in operating expenses. Depreciation and amortization increased due to a larger capitalized asset base and revisions in the estimated useful life for certain categories of fixed assets such as telecommunications equipment and computer systems with effect from January 1, 2005. The change in useful lives as of January 1, 2005 is estimated to have increased depreciation and amortization by approximately NOK 140 million in 2005. For more information, please see note 15 to our consolidated financial statements.

      The EBITDA margin and the operating profit margin were broadly stable.
Revenues — DiGi.Com
      In 2005, DiGi.Com had a 25% increase in revenues measured in NOK compared to 2004. Measured in local currency, the increase was 30%. The increase in revenues was primarily driven by higher traffic volumes and a 48% increase of 1.55 million in the number of subscriptions in 2005. However, interconnection revenues did not increase proportionately due to price campaigns to promote traffic within our own network. On average each subscription generated less revenue as more pressure on pricing and tariff strategy to maintain competitiveness in the market. However, non-voice revenues increased considerably and represented 16.7% of mobile revenues in 2005 compared to 14.6% in 2004. This continued to be driven by increased SMS volumes. Non-mobile revenues, mainly from DiGi.Com’s wholesale business, decreased in 2005 compared to 2004 due to decreased volumes and prices.
      DiGi.Com’s market share of GSM subscriptions in Malaysia at December 31, 2005 was estimated to be 25% compared to 22% at December 31, 2004. During 2005, the mobile penetration in Malaysia increased from 57% to an estimated 73%.
Operating expenses — DiGi.Com
      Operating expenses increased in 2005 compared to 2004 due primarily to an increase in other operating expenses and in costs of materials and traffic charges. Other operating expenses, consisting of commissions and advertising expenses, have increased due to more aggressive promotional and marketing activities while Universal Service Provision (USP) contributions increased as a result of higher revenues. The increase in costs of materials and traffic charges resulted from the higher traffic volumes generated by the higher number of subscriptions.
      The increase in depreciation and amortization was mainly due to a larger capitalized asset base as well as the revisions to the estimated useful life for certain categories of fixed assets as discussed under “Operating profit and EBITDA”, which has resulted in one-time adjustments.
Capital expenditure — DiGi.Com
      Capital expenditure increased by NOK 250 million (MYR 164 million if measured in local currency) in 2005 compared to 2004 due to extensive coverage expansion and increased capacity in response to the strong subscriber growth.

GrameenPhone — Bangladesh

	2004	2005

	(NOK in
	millions)
Subscription and traffic	2,064	2,741
Interconnection revenues	90	188
Mobile revenues from company’s subscriptions	2,154	2,929

Other mobile revenues	24	22
Total mobile revenues	2,178	2,951

Non-mobile revenues	8	19

Total revenues(1)	2,186	2,970

External costs of materials and traffic charges	245	390
Internal costs of materials and traffic charges	—	—
Total costs of materials and traffic charges	245	390
Own work capitalized	—	—
Salaries and personnel costs	75	96
External other operating expenses	523	896
Internal other operating expenses	22	19
Other (income) and expenses	8	10
Total operating expenses	873	1,411

EBITDA(2)	1,313	1,559

Depreciation and amortization	215	439
Write-downs	3	—

Operating profit	1,095	1,120

EBITDA/ Total revenues (%)	60.1	52.5
Operating profit/ Total revenues (%)	50.1	37.7
Capital expenditure	1,318	2,596
Investments in businesses	298	—
No. of man-years (end of period)	1,147	2,731
No. of subscriptions (in thousands)	2,388	5,542

(1) Of which internal revenues	—	1
(2)  You should read “Results of Operations — Group — Operating Profit and EBITDA” for a discussion of EBITDA and its importance to management as an indicator of performance for each of our operating segments.

      Compared to 2004, the Norwegian Krone appreciated against the Bangladeshi Taka by 11% in 2005.
Operating profit and EBITDA — GrameenPhone
      Operating profit and EBITDA increased in 2005 compared to 2004 due to higher traffic as a result of the increase in the number of subscriptions, which more than offset the increase in operating expenses. The decrease in the EBITDA margin was primarily due to increased sales and acquisition costs as a result of the strong subscription growth, as well as price reductions in an increasingly competitive market. Depreciation and amortization increased in 2005 compared to 2004 as a result of increased capital expenditure.

Revenues — GrameenPhone
      Measured in Norwegian Krone, mobile revenues increased by 36% compared to 2004, while the increase in local currency was 53%. The growth in revenues was due to increased traffic resulting from an increase of 3,154,000 subscriptions. However, each new subscription generated on average less revenue than existing subscriptions. Prepaid subscriptions, which represent the main growth segment, generated less traffic and revenue. These developments resulted in a decline in average revenue per subscription.
      The increase in interconnection revenues was primarily due to the overall growth in the number of subscriptions in the market.
      GrameenPhone’s estimated market share in Bangladesh at December 31, 2005 was 62%, which was unchanged from December 31, 2004. During 2005, the estimated mobile penetration in Bangladesh increased to 6.2% from 2.8% at the end of 2004.
Operating expenses — GrameenPhone
      Operating expenses increased in 2005 compared to 2004 due to primarily the increased number of subscriptions and due to other operating expenses such as increased subsidies. In 2005, GrameenPhone partially subsidized royalty and license fees (GRLF) as well as a SIM-tax per new subscription.
      Costs of materials and traffic charges increased less than revenues. Advertising costs and commissions increased as a result of the increase in competition and the high number of sales. Salaries and personnel costs, as well as operation and maintenance costs, increased due to the enlarged operation. Depreciation and amortization increased as a result of increased capital expenditure.
      Interconnection cost increased primarily due to increased number of the competitors’ subscriptions.
Capital expenditure — GrameenPhone
      Increased capital expenditure was due to the extension of mobile coverage in new regions, and increased mobile network capacity due to strong subscription growth, and a financial lease associated with a fiber optic network.
Other Mobile Operations

	2004	2005

	(NOK in
	millions)
Revenues
DTAC — Thailand	—	1,191
Telenor Pakistan	—	265
ProMonte GSM — Montenegro	200	519
Telenor Mobile Sweden	223	244

Total revenues(1)	423	2,219

Operating expenses
DTAC — Thailand	—	746
Telenor Pakistan	78	837
ProMonte GSM — Montenegro	109	259
Telenor Mobile Sweden	948	720

Total operating expenses	1,135	2,562

	2004	2005

	(NOK in
	millions)
EBITDA(3)
DTAC — Thailand	—	445
Telenor Pakistan	(78)	(572)
ProMonte GSM — Montenegro	91	260
Telenor Mobile Sweden	(725)	(476)

Total EBITDA(3)	(712)	(343)

Depreciation and amortization(2)	116	611
Write-downs	75	—

Operating profit	(903)	(954)

Of which:
DTAC — Thailand	—	225
Telenor Pakistan	(78)	(798)
ProMonte GSM — Montenegro	24	95
Telenor Mobile Sweden	(849)	(476)

Capital expenditure
DTAC — Thailand	—	146
Telenor Pakistan	1,993	1,843
ProMonte GSM — Montenegro	16	38
Telenor Mobile Sweden	17	—

Total capital expenditure	2,026	2,027

Investments in businesses	541	2,664
No. of subscriptions (in thousands)
DTAC — Thailand	—	8,677
Telenor Pakistan	—	1,868
ProMonte GSM	279	310
Telenor Mobile Sweden	105	95

No. of man-years (end of period)
DTAC — Thailand	—	3,706
Telenor Pakistan	222	914
ProMonte GSM	224	215
Telenor Mobile Sweden	16	13

(1) Of which internal revenues	88	143
(2) Of which amortization of Telenor’s net excess values	32	115
(3) You should read “Results of Operations — Group — Operating Profit and EBITDA” for a discussion of EBITDA and its importance to management as an indicator of performance for each of our operating segments.
DTAC — Thailand
      In 2005, we increased our economic stake in DTAC from 40.3% to 69.3% and consolidated DTAC as a subsidiary effective October 26, 2005. The above table shows figures included in the accounts of Telenor from the date of acquisition. In the following discussion and analysis of DTAC’s results of operations, the comments, when referring to 2004 and 2005, are based on DTAC’s financial statements for the years ended

December 31, 2004 and December 31, 2005, as prepared by DTAC, which we have adjusted to conform materially with IFRS. We believe that such information provides a more useful measure of comparative financial performance for a period when we had not yet consolidated DTAC. However, such information does not purport to represent what the actual results of operations would have been had DTAC been consolidated from January 1, 2004 and is not necessarily indicative of our future operating results.
Operating profit and EBITDA — DTAC
      Operating profit and EBITDA increased in 2005 compared to 2004 due to growth in revenues, which offset the increase in operating expenses.
Revenues — DTAC
      In 2005, revenues increased compared to 2004 measured in local currency primarily driven by a significant increase in the total minutes of use in the network as a result of heavy price cuts and increases in the number of subscriptions. The number of subscriptions increased by 11% in 2005 from 2004.
      DTAC’s market share of GSM subscriptions at December 31, 2005 was estimated to be 28% compared to 29% at December 31, 2004. The slight loss was influenced by a change in churn policy during 2005 and the subsequent write off of 182,000 inactive prepaid subscriptions.
Operating expenses — DTAC
      Operating expenses increased in 2005 compared to 2004, primarily due higher regulatory costs. DTAC’s regulatory costs consist of access charge, revenue share and excise taxes. The increase in operating expenses was also due to the higher proportion of average prepaid revenues compared to postpaid revenues per user.
Capital expenditure — DTAC
      Capital expenditure increased in 2005 compared to 2004 due to the increased traffic volumes and increases in network capacity.
Telenor Pakistan
      The Norwegian Krone appreciated against the Pakistani Rupee by 6% in 2005 compared to 2004.
      Telenor Pakistan launched its commercial operations on March 15, 2005 after acquiring a GSM license to build and operate a mobile network in Pakistan in April 2004. Telenor Pakistan’s estimated market share was approximately 9% at the end of 2005.
Operating loss and EBITDA loss — Telenor Pakistan
      Telenor Pakistan incurred an operating loss and EBITDA loss in 2005 primarily due to the costs associated with launching operations, which were greater than the initial influx of mobile revenues. The operating loss and EBIDTA loss for 2005 is not comparable to the preceding year because of the launch of commercial operations in March 2005.
Revenues — Telenor Pakistan
      Total mobile revenues for 2005 amounted to NOK 260 million. The revenue was due to voice traffic from the approximately 1.8 million prepaid customers, who make up a vast majority of the subscriber base. ARPU has registered an increasing trend from launch due to the expansion and increase in network coverage, improvements in network quality, increases in the customer base and an increase in Telenor Pakistan’s market presence.

Operating expenses — Telenor Pakistan
      Operating expenses during 2005 were much higher than in 2004 due to the launch of operations in March of 2005. The major elements of operating expenses include cost of material and traffic charges, which includes interconnection and leased line costs. There are also other operating expenses, which are dominated by customer acquisition costs, advertising expenses and consultancy costs related to start up of the operation and internal other operating expenses, comprised mainly of overhead expenses. Salaries and personnel costs rose substantially from 2004 due to the rapid build up of the organization during 2005 to prepare it for commercial launch earlier in the year and for the aggressive expansion plans to meet strong customer demand.
Capital expenditure — Telenor Pakistan
      The majority of the 2005 capital expenditure were due to the roll-out of the GSM network as Telenor Pakistan undertook an aggressive network expansion plan to expand coverage and capacity to compete more effectively with the existing network operators. The 2004 capital expenditure included investments in some parts of the network, IT systems and real estate and other assets. 2004 capital expenditure included the GSM license.
ProMonte GSM — Montenegro
      In 2004, we increased our ownership interest in ProMonte from 44.1% to 100% and consolidated ProMonte as a subsidiary effective August 12, 2004. The table above shows figures included in the accounts for Telenor from the date of acquisition. The following discussion and analysis of ProMonte’s 2004 results of operations is based on ProMonte’s financial statements for the full year 2004 as prepared by ProMonte, which we have adjusted to conform materially with IFRS. We believe that such information provides a more useful measure of comparative financial performance for a period when we had not yet consolidated ProMonte. However, such information does not purport to represent what the actual results of operations would have been had ProMonte been consolidated from January 2004 and is not necessarily indicative of our future operating results. The Norwegian Krone appreciated against the Euro, the functional currency of ProMonte GSM, by 4% in 2005 compared to 2004.
Operating profit and EBITDA — ProMonte GSM
      Operating profit and EBITDA increased in 2005 compared to 2004 due to higher traffic as a result of the increase in the number of subscriptions which more than offset the increase in operating expenses.
Revenues — ProMonte GSM
      In 2005, revenues increased due to increased traffic resulting from an increase in the number of subscriptions. On average each subscription generated approximately the same average number of call minutes. ProMonte’s market share of GSM subscriptions at December 31, 2005 was estimated to be 58%, the same as at December 31, 2004.
Operating expenses — ProMonte GSM
      Operating expenses increased in 2005 compared to 2004 due to an increase in external and other operating expenses and costs of materials and traffic charges. The increase in external and other operating expenses was mainly due to increased advertising costs, commission expenses and network operation costs as a result of an increase in gross sales and subscriber base. Costs of materials and traffic charges increased in 2005 compared to 2004 mainly due to the increase in traffic.
Capital expenditure — ProMonte GSM
      Capital expenditure decreased in 2005 compared to 2004 due to reduced prices for network-related equipment.

Telenor Mobile Sweden
      The Norwegian Krone depreciated against the Swedish Krone by 6% in 2005 compared to 2004.
Operating loss and EBITDA — Telenor Mobile Sweden
      Operating loss and EBITDA loss decreased in 2005 compared to 2004, primarily due to a lower costs in 2005 for an estimated loss on the MVNO contract in Sweden. Telenor Mobil Sweden entered into a MVNO contract to purchase capacity in a mobile network in Sweden, which partly included fixed prices, as an alternative to the then existing service provider agreement. Following price reductions in the Swedish market and reduced expectations in respect of future earnings potential, the loss was estimated as the difference between expected future economic benefits and unavoidable costs in the contract. In 2004, Telenor Mobile Sweden expensed NOK 562 million as an estimated loss on the MVNO contract. In the first quarter of 2006, Telenor Mobile Sweden will transfer its traffic to its Vodafone Sweden’s network, which we acquired in January 2006. In 2005 we expensed a loss on the MVNO agreement of NOK 414 million.
      Further, the book value of NOK 75 million as of December 31, 2004 on all fixed assets was written down to zero which is the reason which led to no depreciation or amortization in 2005.
Revenues — Telenor Mobile Sweden
      Total revenues increased compared to last year, due to higher roaming inbound traffic resulting from an improved market share of Telenor Mobil Norway roaming in Sweden from 20% in 2004 to 45% in 2005. The change in the subscription composition, from a mix of service provider customers, which do not provide interconnection revenues, and MVNO customers in 2004 to only MVNO customers in 2005 explains the increase in interconnection revenue from last year. The lower subscription and traffic revenue in 2005 is explained by lower number of average customers compared to last year.
Operating expenses — Telenor Mobile Sweden
      Total operating expenses decreased compared to 2004 primarily due to the reduced expenses for losses related to the MVNO contract. As a result, the traffic charges decreased due to lower allocation of the fixed MVNO fee. Other external operating cost decreased primarily due to lower sales and marketing related costs as a result of lower customer growth associated with the MVNO contract.

TELENOR FIXED

	2004	2005

	(NOK in millions)
Fixed — Norway	17,545	16,867
Fixed — Other operations	1,829	2,581
Eliminations	(118)	(135)

Total revenues (1)	19,256	19,313

Total operating expenses	12,918	13,428

EBITDA	6,338	5,885

Depreciation and amortization(2)	3,573	3,236
Write-downs(3)	40	587

Operating profit	2,725	2,062

EBITDA/ Total revenues (%)	32.9	30.5
Operating profit/ Total revenues (%)	14.2	10.7
Capital expenditure	1,791	2,776
Investments in businesses	105	5,816
No. of man-years (end of period)	5,651	5,987
— of which outside Norway	643	1,169

(1) Of which internal revenues	1,823	2,173
(2) Of which amortization of Telenor’s net excess values	7	66
(3) Of which write-downs of Telenor’s net excess values	(22)	(24)

	2004	2005

	(NOK in
	millions)
EBITDA
Fixed — Norway	6,330	5,701
Fixed — Other operations	15	185
Eliminations	(7)	(1)

Total EBITDA	6,338	5,885

Operating profit
Fixed — Norway	3,077	3,019
Fixed — Other operations	(345)	(960)
Eliminations	(7)	3

Total operating profit	2,725	2,062

      You should read “Results of Operations — Group — Operating Profit and EBITDA” for a discussion of EBITDA and its importance to management as an indicator of performance for each of our operating segments.
Overview
      In 2005, Fixed’s revenues increased due to the acquisitions of Bredbandsbolaget and Cybercity, which offset decreased revenues in Fixed Norway due to the sale of part of the Managed Services business and decreased revenues from fixed telephony.

      The decrease in fixed telephony was primarily a consequence of increased competition, including competition from service providers to whom we provide telephony access (PSTN and ISDN) on a wholesale basis, reduced subscription and connection revenues as a result of the continued decline in traffic revenues from the migration of voice minutes to mobile traffic and data minutes to IP (xDSL). In spite of the increased competition from other fixed operators and service providers for PSTN/ ISDN and xDSL services, we did increase our market share for xDSL subscriptions. The increase in revenues from xDSL, however, offset only in part the decrease in fixed telephony revenues.
      Operating profit and EBITDA decreased in 2005 compared to 2004 due a fall in revenues and gross margin only partially offset by decreased operating expenses. In 2005, we expensed NOK 159 million to workforce reductions, compared to NOK 86 million in 2004. Decreased depreciation, amortization and write-downs were primarily due to decreased capital expenditure in the period 2002 to 2005. This decrease was partially offset by the increased amortization for expenses associated with transactions that provide the rights to use assets, such as local loop unbundling.
Fixed — Norway

	2004	2005

	(NOK in millions)

Telephony	8,268	7,232
xDSL/ Internet	1,753	2,039
Data services	1,022	963
Other revenues	1,656	1,465

Total retail revenues	12,699	11,699

Wholesale revenues	4,846	5,168

Total revenues(1)	17,545	16,867

External costs of materials and traffic charges	2,559	2,537
Internal costs of materials and traffic charges	1,333	1,243
Total costs of materials and traffic charges	3,892	3,780
Own work capitalized	(116)	(158)
Salaries and personnel costs	3,122	3,050
External other operating expenses	2,585	2,733
Internal other operating expenses	1,640	1,650
Other (income) and expenses	92	111
Total operating expenses	11,215	11,166

EBITDA(4)	6,330	5,701

Depreciation and amortization(2)	3,251	2,707
Write-downs(3)	2	(25)

Operating profit	3,077	3,019

	2004	2005

	(NOK in millions)

EBITDA/ Total revenues (%)	36.1	33.8
Operating profit/ Total revenues (%)	17.5	17.9
Capital expenditure	1,473	2,169
Investments in businesses	2	44
No. of man-years (end of period)	5,000	4,819

(1) Of which internal revenues	1,842	2,190
(2) Of which amortization of Telenor’s net excess values	2	—
(3) Of which write-downs of Telenor’s net excess values	2	(36)
(4) You should read “Results of Operations — Group — Operating Profit and EBITDA” for a discussion of EBITDA and its importance to management as an indicator of performance for each of our operating segments.
Operating profit and EBITDA — Fixed — Norway
      The results in 2004 were affected by the sale of part of the Managed Services business from Fixed to EDB Business Partner with effect from May 1, 2004. The transferred businesses provided services in connection with the operation of the IT systems to other Telenor companies and to external customers.
      Operating profit decreased in 2005 compared to 2004 due to decreased EBITDA partly offset by decreased depreciation and amortization. Decreased EBITDA was a result of a fall in revenues and gross margin due to reduced retail revenues in part offset by decreased operating costs. Depreciation and amortization decreased primarily due to decline in capital expenditure.
      As a result of the reclassification of costs associated with certain asset use transactions, such as local loop unbundling, EBITDA increased by NOK 105 million for the full year 2005. Operating profit was not affected as a result of this change.
Revenues — Fixed — Norway
      Revenues from fixed telephony decreased in 2005 compared to 2004 due to fall in the number of subscriptions and decreased fixed voice traffic. The number of PSTN/ ISDN subscriptions was 1,599,000 at December 31, 2005, a decrease of 201,000 compared to December 31, 2004. The number of fixed telephony subscriptions decreased primarily as a result of migrations to broadband telephony, or VoIP, with other network operators and a fall in the overall market for fixed network subscriptions. The decline in voice traffic minutes was due to the decrease in the number of subscriptions and migration of fixed voice traffic to mobile traffic. The decrease was partially offset by an increase in the number of broadband telephony subscriptions by 24,000.
      Revenues from xDSL/ Internet increased due to the increase in the number of xDSL subscriptions. This was partially offset by decreased revenues from Internet subscriptions and traffic. The number of xDSL subscriptions (business and residential) was 584,000 at December 31 2005, an increase of 167,000 compared to the end of 2004. Telenor’s estimated market share of xDSL subscriptions was 58% in December 2005, in line with December 2004
      Telenor’s estimated market share measured in traffic minutes was 66% in December 2005, compared to 68% in December 2004.
      Decreased revenues from data services in 2005 compared to 2004 were a result of price reductions due to a shift in the demand towards lower priced products.

      Revenues from other retail services comprise leased lines, managed services and other retail services. Such revenues decreased in 2005 compared to 2004 due to the impact on revenues from the sale of part of Managed Services from Fixed to EDB Business Partner effective May 1, 2004. Adjusted for the NOK 162 million decline in revenues as a result of this sale, revenues from other retail services in 2005 were in line with 2004.
      Increased wholesale revenues from sales of telephony and broadband subscriptions, leased lines, local loop unbundled subscriptions and contractor services more than offset the decrease in revenues from national interconnection and transit traffic.
      Internal revenues increased in 2005 compared to 2004 as a result of increased sale of retail services to other operations, increased international interconnection and transit traffic from our Nordic mobile companies and increased sales of lease lines and contractor services to Telenor Mobil Norway and Telenor Broadcast.
Operating expenses — Fixed — Norway
      Total costs of materials and traffic charges decreased in 2005 compared to 2004 due to a decline in telephony traffic and data services and the effect of the sale of part of Managed Services business from Fixed to EDB Business Partner effective May 1, 2004. This decrease was partially offset by increased costs due to increased sales of other retail services, increased international interconnection and transit traffic and increased sales of contractor services.
      Increased own work capitalized in 2005 compared to 2004 was due to increased capital expenditure in 2005 compared to 2004.
      Salaries and personnel costs decreased in 2005 compared to 2004 due to the decline in the number of man-years partly as a result of the transfer of parts of our Managed Services business from Fixed to EDB Business Partner as of May 1, 2004. This decrease was partly offset by a general increase in salaries and increased pension cost. In 2004 and 2005, we made changes in our pension plans. We recorded one-time effects that reduced our pension expenses in both years.
      Other operating expenses increased in 2005 compared to 2004 mainly due to increased costs for consultancy fees for external personnel and increased distribution of corporate costs. This was partially offset by decreased operation and maintenance costs and sales and marketing costs. The increased costs for consultancy fees was mainly due to implementing process improvement projects and costs related to increased speed for xDSL. Decreased operations and maintenance costs were mainly due to the reclassification with respect to certain asset use transactions, such as local loop unbundling. These costs in such transactions are recognized as prepaid lease costs and have been reclassified from operations and maintenance costs to depreciation. Sales and marketing cost decreased due to a decline in adverting and commission expenses and maintenance costs.
      Other (income) and expenses increased in 2005 compared to 2004 due to increased costs for workforce reductions. In 2005, we expensed NOK 122 million for workforce reductions, compared to NOK 71 million in 2004.
      Depreciation and amortization decreased in 2005 compared to 2004 as a result of decreased capital expenditure in the period 2002 to 2004 and the effect of sale of parts of Managed Services from Fixed to EDB Business Partner effective May 1, 2004. In addition, a change in useful lives of certain assets as of January 1, 2005 is estimated to have decreased depreciation and amortization by approximately NOK 80 million in 2005. For more information, please see note 15 to our consolidated financial statements.
      Decreasing capital expenditure in the period 2002 to 2004 was due to declining demand for fixed network services, improved efficiency (e.g. in the use of capital) and reduced equipment prices. The decrease in depreciation and amortization was partially offset by increased depreciation due to the reclassification discussed above with respect to certain asset use transactions. In 2005, NOK 31 million of negative goodwill related to the consolidation of Tiscali AS in March 2005 was included in write-downs.

Capital Expenditure — Fixed — Norway
      Increased capital expenditure in 2005 compared to 2004 was due to increased investments in IT/ IS systems and licenses and capacity expansions in the trunk network due to increased data traffic as a result of enhanced growth the number of broadband subscriptions. Capital expenditure also increased as a result of the reclassification discussed above as certain asset use transactions are recognized as prepaid lease costs and the prepaid costs in the balance sheet have now been reclassified from prepaid expenses to property, plant and equipment, with a corresponding increase in capital expenditure. Investments in businesses in 2005 were related to the acquisition 2005 of Tiscali AS in the first quarter.

Fixed — Other Operations

	2004	2005

	(NOK in
	millions)
Fixed Sweden	1,654	2,096
Fixed Denmark	—	306
Other countries/eliminations	175	179

Total revenues(1)	1,829	2,581

EBITDA(4)	15	185

Of which:
— Fixed Sweden	9	158
— Fixed Denmark	—	97
— Other countries/eliminations	6	(70)
Depreciation and amortization(2)	322	528
Write-downs(3)	38	617

Operating profit	(345)	(960)

Of which:
— Fixed Sweden	(289)	(866)
— Fixed Denmark	—	29
— Other countries	(56)	(123)
Capital expenditure
Fixed Sweden	279	485
Fixed Denmark	—	97
Other countries/eliminations	39	25

Total capital expenditure	318	607

Investments in businesses
Fixed Sweden	93	4,452
Fixed Denmark	—	1,320
Other countries/eliminations	39	25

Total investments in businesses	93	5,772

No. of man-years (end of period)
Fixed Sweden	455	645
Fixed Denmark	—	344
Other countries/eliminations	188	180

Total no. of man-years (end of period)	643	1,169

(1) Of which internal revenues	99	118
(2) Of which amortization of Telenor’s net excess values	5	66
(3) Of which write-downs of Telenor’s net excess values	(24)	12
(4) You should read “Results of Operations — Group — Operating Profit and EBITDA” for a discussion of EBITDA and its importance to management as an indicator of performance for each of our operating segments.

Fixed — Sweden

Operating (loss) and EBITDA — Fixed — Sweden
      Operating loss increased in 2005 primarily due to write-downs of fixed assets in Telenor AB as a result of price reductions in the market due to increased competition and a general shift in product demand to lower priced products. The change in accounting treatment discussed in “— Fixed — Norway” for costs associated with certain asset use transactions, such as local loop unbundling, had a positive effect on EBIDTA of NOK 107 million and operating loss of NOK 82 million. The acquisition of Bredbandsbolaget as of July 8, 2005 also increased EBITDA by NOK 179 million.

Revenues — Fixed — Sweden
      Revenues increased in 2005 due to the acquisition of Bredbandsbolaget, which increased revenues by NOK 665 million. This increase was offset by decreased revenues in Telenor AB in 2005 due to the fall in revenues from data services as result of price reductions and shifts in the product portfolio to lower priced products. In 2004, the revenues in Telenor AB were increased by one-time revenues of NOK 56 million from sale of data services on a wholesale basis and a prepaid sale of capacity for delivery in the future where the delivery obligation was terminated.

Capital Expenditures — Fixed — Sweden
      Capital expenditure increased in 2005 due to acquisition of Bredbandsbolaget, which increased capital expenditure by NOK 214 million. This increase was partially offset by a decrease in capital expenditure in Telenor AB due to decreased demand for network capacity. The change in accounting treatment discussed in “— Fixed — Norway” for costs associated with certain asset use transactions, such as local loop unbundling, increased capital expenditures by NOK 80 million in 2005.
Fixed — Denmark
      Fixed’s revenues, EBITDA, operating profit and capital expenditure in Denmark was due to the acquisition of Cybercity as of July 5, 2005.
Fixed — Other Countries
      Fixed — Other Countries comprises our networks and Internet activities in the Czech Republic and Slovakia. At the end of 2005, we entered into an agreement for sale of these activities and recorded a loss on disposal of NOK 63 million.
Operating Expenses — Fixed
      Total costs of materials and traffic charges increased in 2005 compared to 2004 mainly as a result of the acquisition of Bredbandsbolaget on July 8, 2005 and Cybercity on July 5, 2005, partially offset by the change in accounting treatment discussed in “— Fixed — Norway” for costs associated with certain asset use transactions, such as local loop unbundling. Previously, such costs were recorded as costs of materials and traffic charges, and were primarily expensed as incurred. Such prepaid costs are now recorded as prepaid lease expenses and recorded as amortization over the expected customer relationship.
      Salaries and personnel costs increased in 2005 compared to 2004 due to the acquisitions of Bredbandsbolaget in Sweden and Cybercity in Denmark and a general increase in salaries in Telenor AB, partially offset by a reduction in man-years.
      Costs related to workforce reduction in 2005 were NOK 37 million, an increase of NOK 22 million in 2004.
      Other operating expenses increased in 2005 compared to 2004 mainly due to increased operation and maintenance costs and sales and marketing costs as a result of acquisition of Bredbandsbolaget and Cybercity and increased internal expenses in Telenor AB associated with the outsourcing of certain business servicing costs to the Telenor Group.
      Depreciation and amortization increased in 2005 compared to 2004 due to the change in accounting treatment discussed in “— Fixed — Norway” for costs associated with certain asset use transactions, such as local loop unbundling. The change increased amortization by NOK 29 million in 2005.
TELENOR BROADCAST

	2004	2005

	(NOK in millions)
Distribution	4,309	4,615
Transmission	1,211	1,207
Other	461	355
Eliminations	(635)	(528)

Total revenues (1)	5,346	5,649

External costs of materials and traffic charges	2,072	2,281
Internal costs of materials and traffic charges	98	118
Total costs of materials and traffic charges	2,170	2,399
Own work capitalized	(10)	(13)
Salaries and personnel costs	571	566
External other operating expenses	861	944
Internal other operating expenses	251	237
Other (income) and expenses	5	—

Total operating expenses	3,848	4,133

EBITDA(4)	1,498	1,516

Of which:
— Distribution	749	818
— Transmission	688	713
— Other	61	(15)
Depreciation and amortization(2)	704	554
Write-downs(3)	44	(53)

Operating profit	750	1,015

Of which:
— Distribution	302	494
— Transmission	409	564
— Other	39	(43)
EBITDA/ Total revenues (%)	28.0	26.8
Operating profit/ Total revenues (%)	14.0	18.0
Capital expenditure	880	392
Distribution	120	207
Transmission	735	122
Other	25	63

	2004	2005

	(NOK in millions)
Investments in businesses	—	42
Distribution	—	23
Transmission	—	—
Other	—	19
No. of man-years (end of period)	774	808
Of which outside Norway	222	255

(1) Of which internal revenues	135	131
(2) Of which amortization of Telenor’s net excess values	63	56
(3) Of which write-downs of Telenor’s net excess values	25	75
(4) You should read “Results of Operations — Group — Operating Profit and EBITDA” for a discussion of EBITDA and its importance to management as an indicator of performance for each of our operating segments.

Operating profit and EBITDA — Broadcast
      The increase in EBITDA in Distribution in 2005 compared to 2004 was due to a higher subscriber base and lower costs associated with the purchase of internal services from other Broadcast companies. This was partially offset by higher subscriber acquisition cost and the effect of the appreciation of the Norwegian Krone compared to the Swedish and Danish Krone. Operating profit in Distribution was further increased by reduced depreciation and amortization expenses primarily due to fully depreciated fixed assets.
      In 2005, EBITDA in Transmission increased compared to 2004 primarily due the replacement of formerly leased capacity with owned satellite transponders on Intelsat 10-02 from September 2004.
      The increase in operating profit in Broadcast in 2005 was also due to the reversal of a previous write-down of a satellite in Transmission of NOK 133 million in 2001 to the estimated recoverable amount. This was partially offset by a write-down of goodwill of NOK 75 million in Distribution due to recognition of not previously recognized tax assets in a business combination. According to IFRS, the acquirer shall write down the carrying amount of goodwill with the same amount as not previously recognized deferred tax assets are recognized as tax income.

Revenues — Broadcast
      External revenues in Distribution increased by 7% in 2005 compared to 2004 primarily due to a higher number of DTH and DTT pay-TV subscribers, and Cable TV and Cable TV Internet access subscribers. This was partially offset by the effects of the appreciation of the Norwegian Krone against the Swedish Krone and the Danish Krone.
      At December 31, 2005, our total number of television subscribers in the Nordic region was 3,019,000, a net increase of 3.2% compared to December 31, 2004. The number of DTH pay-TV subscribers was 906,000, an increase of 10% compared to December 31, 2004. The number of Cable TV subscribers increased by 57,000 to 681,000, including 30,000 subscribers in the Danish company OE Kabel TV, acquired in November 2005. The number of Cable TV Internet access subscribers was 73,000 at December 31, 2005, an increase of 28,000 from December 31, 2004, including 12,000 subscribers from the acquisition of OE Kabel TV. As of December 31, 2005, we had 33,000 DTT pay-TV subscribers in Finland.
      External revenues in Transmission decreased in 2005 compared to 2004 due to phasing out of analog transmission via satellite.

Operating expenses — Broadcast
      Total operating expenses in Distribution increased in 2005 compared to 2004 primarily due to a higher subscriber base and higher subscriber acquisition costs per new DTH subscriber as a result of increased competition. Salaries and personnel costs in 2005 decreased compared to 2004 primarily due to the outsourcing of the customer service centre for Cable TV Norway at the end of 2004. Depreciation and amortization expenses in 2005 decreased compared to 2004 primarily due to fully depreciated set-top boxes.
      In 2005, costs of materials and traffic charges in Transmission decreased compared to 2004 due to the replacement of leased satellite capacity with our own satellite transponders from September 2004. Increase in salary and personnel cost was primarily due to the hiring of new personnel related to a new satellite to be delivered in 2007.
Capital Expenditure — Broadcast
      Capital expenditure in 2005 was primarily related to upgrading of the Cable TV network in Norway and investment in infrastructure in Transmission.
Other — Broadcast
      Other primarily consists of Conax, which offers conditional access systems (such as smart cards) as well as the corporate functions of Broadcast. Negative EBITDA in 2005 compared to positive EBITDA in 2004 was primarily due to lower sales of internal services in Broadcast, partially offset by increased external sales in Conax.
OTHER OPERATIONS

	2004	2005

	(NOK in millions)
EDB Business Partner	4,287	4,991
Satellite Services	2,385	2,428
Venture	901	490
Corporate functions and group activities	2,154	2,266
Other	174	25
Eliminations	(361)	(233)

Total revenues(1)	9,540	9,967

Total operating expenses	8,426	8,876

EBITDA(4)	1,114	1,091

Of which:
— EDB Business Partner	978	785
— Satellite Services	409	393
— Venture	130	(2)
— Corporate functions and group activities	(417)	(77)
— Other	(2)	(4)
— Eliminations	16	(4)
Depreciation and amortization(2)	975	1,033
Write-downs(3)	43	10

Operating profit	96	48

	2004	2005

	(NOK in millions)
Of which:
— EDB Business Partner	736	377
— Satellite Services	133	125
— Venture	97	(23)
— Corporate functions and group activities	(809)	(420)
— Other	(76)	(7)
— Eliminations	15	(4)
Capital expenditure
EDB Business Partner	233	401
Satellite Services	158	181
Venture	52	30
Corporate functions and group activities	249	213
Other	5	7

Total capital expenditure	697	832

Investments in businesses
EDB Business Partner	1,076	50
Satellite Services	142	10
Venture	57	43
Corporate functions and group activities	54	214
Other	—	15

Total investments in businesses	1,329	332

Of which outside Norway	893	858
No. of man-years (end of period)
EDB Business Partner	3,008	2,631
Satellite Services	537	523
Venture	577	681
Corporate functions and group activities	1,165	1,161
Other	13	17

Total no. of man-years (end of period)	5,300	5,013

Of which outside Norway	893	858

(1) Of which internal revenues	2,929	2,907
(2) Of which amortization of Telenor’s net excess values	8	8
(3) Of which write-downs of Telenor’s net excess values	3	5
(4) You should read “Results of Operations — Group — Operating Profit and EBITDA” for a discussion of EBITDA and its importance to management as an indicator of performance for each of our operating segments.
EDB Business Partner ASA (ownership interest 51.8% as of December 31, 2005)
      EDB Business Partner ASA’s results are impacted by the acquisitions of the Managed Services business from Fixed (May 1, 2004), Apoteket AB (April 1, 2004), IBM’s service activities in the Norway (December 31, 2004), Capgemini’s infrastructure management operations in Sweden and Norway (December 31, 2004) and BanqIT Business Applications (May 1, 2005). The System Integration area within Telecom was divested as from March 25, 2004 and the remaining part of the Telecom business area was divested as from September 30, 2005.
      Revenues increased by 16% in 2005 compared to 2004 due to the businesses acquired. Revenues also increased as a result of the growth in the Solutions Bank & Finance area.

      Operating profit decreased in 2005 compared to 2004, primarily due to gains of NOK 303 million from disposal of System Integration (part of the Telecom area) in 2004. For the same reason EBITDA decreased in 2005 compared to 2004. The decreases in operating profit and EBITDA were partially offset by the improved profitability in the Solutions Bank & Finance area. Increased depreciation and amortization was due to a shift from operating leases to own investments, as well as an increase in capital expenditure.
      Capital expenditure in 2004 and 2005 related mainly to investments within the IT Operations area. These investments include computer hardware and software for the mainframe and Unix platforms and replacement of equipment used in IT operations outsourced from our customers. In 2005, we also invested in data centers in connection with general upgrading and centralization of the mainframe operations in Norway and Sweden.
      In January 2006, EDB Business Partner has acquired four businesses; Tag Systems, Datarutin, Avenir and Spring Consulting for a total consideration of approximately NOK 660 million.
Telenor Satellite Services
      In 2004, the sub-units Satellite Services and Satellite Networks were merged into one unit under the name of Telenor Satellite Services (TSS). TSS also acquired, in 2004, GMPCS Personal Communications Inc. (August) and Neratek AS (December).
      The increase in revenues in Satellite Services in 2005 compared to 2004 was primarily due to the two companies acquired in 2004 and growth within the Corporate Networks and Sealink segments. Both the strengthening of the Norwegian Krone against the US Dollar in 2005 compared to 2004 as well as a continued downward pressure on prices on many of the Inmarsat products had a negative effect both on our revenue and on our overall results in 2005. Revenues and profits in 2004 were negatively impacted by adjusted accruals for project revenues.
      The decrease in operating profit in 2005 compared to 2004 was primarily due to reduced sales and margins on many Inmarsat products, a settlement of a commercial dispute, the appreciation of the Norwegian Krone against the US Dollar, and costs for workforce reductions.
      Total capital expenditure in 2005 amounted to NOK 181 million and in 2004 amounted to NOK 158 million related primarily to investments in Sealink equipment and to the technical up-grade of our operations at the land earth stations.
Telenor Venture
      At the end of 2005, operations in Telenor Venture consisted of ownership in several companies. Opplysningen (changed name in 2005 from Teleservice) represented the primary subsidiary of the business.
      Revenues in Telenor Venture decreased in 2005 compared to 2004 primarily due to disposals of subsidiaries, which were partially offset by increased revenues in Opplysningen in 2005 due to increased market share and the establishment of new products.
      The operating profit in Telenor Venture decreased in 2005 compared to 2004 primarily due to gain from disposals of subsidiaries in 2004 and due to the costs of the establishment of new products by Opplysningen.
Other
      Other principally includes Telenor International Business and Telenor New Business. Revenues in Other decreased in 2005 due to the disposal of Telecom Management Partner in May 2005. The operating loss was reduced in 2005 compared to 2004 due to the sale of Software Services in 2004.
Corporate Functions and Group Activities
      This area comprises Real Estate, Research and Development, Strategic Group Projects, Internal Insurance Company, Group Treasury, International Services and central staff and support functions.

      In 2005, the EBITDA loss decreased as a result of increased revenues from the increased allocation of business service costs to the different segments in Telenor, as well as reduced pension costs in 2005 compared to 2004, reduced activity in strategic group projects, reduced costs for workforce reductions and increased gains on sale of operations, land and properties. The sale of properties also led to lower depreciation compared to 2004.
      In 2004, a change in the accounting treatment of our agreement-based early retirement pension plan in the Group led to more than NOK 100 million in additional pension costs in corporate functions and Group activities in 2004. The total effect for the Group was slightly negative.
      In 2005, net gains on disposal of fixed assets (and operations) was NOK 163 million, an increase by NOK 64 million compared to 2004. Expenses for workforce reductions and onerous (loss) contracts was NOK 29 million in 2005 compared to NOK 115 million in 2004.
      In 2004, Corporate Functions and Group Activities had higher operating expenses on strategic group projects, primarily the efficiency improvements program, and significant costs in relation to the assembling of Telenor’s IT operations in EDB Business Partner.
      Capital expenditure decreased from 2004 to 2005, due to lower investments in IT systems in 2005.
WORKING CAPITAL
      Working capital (total current assets less total current liabilities) was negative by NOK 11.4 billion as of December 31, 2005 and negative by NOK 2.5 billion as of December 31, 2004. Installments on interest-bearing liabilities to be paid during the next 12 months are classified as short-term interest-bearing liabilities and contribute to the negative working capital. We believe that taking into consideration our established credit facilities and having due regard for our sources of liquidity reserves (including committed credit facilities), credit rating and access to capital markets, we have sufficient liquidity and working capital to meet our present and future requirements. Our capital resources are described below.
LIQUIDITY
      You should read the cash flow statement in our consolidated financial statements that form part of this report on Form 20-F for detailed figures related to the Group’s cash flow. We present our cash flow statement using the direct method. The statement provides detailed information of our cash flows. The table below shows an aggregated cash flow statement:

	2004	2005

	(NOK in millions)
Aggregated cash flow statement
Net cash flow from operating activities	18,991	22,340
Net cash flow from investment activities	(13,031)	(19,998)
Net cash flow from financing activities	(8,255)	(832)
Effect on cash and cash equivalents of changes in foreign exchange rates	(268)	215
Net change in cash and cash equivalents	(2,563)	1,725
Cash and cash equivalents January 1	7,644	5,081
Cash and cash equivalents December 31	5,081	6,806
      Net cash flow from operating activities increased in 2005 compared to 2005 by NOK 3.3 billion, primarily due to the growth and increased revenues, especially in our mobile operations outside Norway. This was partially offset by increased payments of operating costs and financial expenses, and reduced proceeds from financial income.
      In 2004, we paid income taxes of NOK 1.5 billion, of which NOK 0.6 billion was payment of taxes on the gain on sale of VIAG Interkom in 2001. In 2005, we paid income taxes of NOK 1.4 billion. Payments of income taxes occurred primarily in Mobile companies outside Norway. We did not pay taxes in Norway in

2004 and 2005 due to tax losses carried forward. However, we may be in a tax payable situation during 2006 in Norway. Income taxes in Norway are paid in the year subsequent to the fiscal year. However, we will in 2006 pay taxes in Norway of approximately NOK 350 million claimed by the tax authorities due to their disallowance in 2005 of a tax loss on liquidation of a subsidiary, as discussed under “Income Taxes”.
      Net cash payments from investment activities increased by approximately NOK 7 billion in 2005 compared to 2004. Our cash payments for capital expenditure increased by approximately NOK 2.6 billion. The difference between our reported capital expenditure of NOK 16.4 billion and payments of NOK 14.2 billion was primarily due to investments in mobile licenses partially not paid in 2005, delayed payments by some of our mobile operations in Asia, a financial lease of a fibre optic network in GrameenPhone and reported capital expenditure due to reclassifications of prepaid lease costs in Fixed that partially were paid in previous years. Our cash payments for investment in businesses increased in 2005 compared to 2004 by approximately NOK 1.8 billion. Payments for acquisitions of businesses (net of cash acquired) in 2005 was approximately NOK 8.1 billion, primarily related to Bredbandsbolaget, DTAC/ UCOM and Cybercity. The difference to our reported figure of NOK 8.8 billion in 2005 was primarily due to cash and cash equivalents in the acquired companies. Proceeds from sale of other investments decreased by approximately NOK 2.4 billion. In 2004, we sold our remaining shares in Cosmote for NOK 3.1 billion. In 2006, we sold our remaining shares in Inmarsat with a gain on disposal of NOK 1.8 billion.
      You should read “— Investments” for further information about Telenor’s investments in 2005 and 2004 and note 1 to our consolidated financial statements for more information about our major acquisitions and disposals of businesses.
      In 2005, we had net cash inflow of NOK 4.2 billion on our interest-bearing liabilities, primarily in Telenor ASA and in Kyivstar. Our interest-bearing liabilities in the balance sheet increased by 14.7 billion. The excess over cash inflow on our interest-bearing liabilities was due primarily to interest-bearing liabilities in acquired subsidiaries. In addition the increase in interest-bearing liabilities in the balance sheet was due to a financial lease in GrameenPhone, mobile licenses acquired of which parts were not paid in 2005. Changes in currency exchange rates and fair value adjustments on hedged interest-bearing liabilities. Telenor paid dividends of NOK 2.6 billion to the shareholders of Telenor ASA in 2005 and our subsidiaries paid NOK 0.2 billion to the minority interests. The corresponding figures in 2004 were NOK 1.8 billion and NOK 0.2 billion respectively. In addition, Telenor paid NOK 2.3 billion in 2004 for the buy back of own shares.
      Our cash and cash equivalents increased by approximately NOK 1.7 billion during 2005 to NOK 6.8 billion as of December 31, 2005, due to the factors mentioned above. The table below shows how much of our cash and cash equivalents are included in the Group’s cash pool systems and thereby generally available for the Group as a whole for the day to day operations.

	Dec. 31,	Dec. 31,
	2004	2005

	(NOK in millions)
Cash and cash equivalents in the Group’s cash pool systems	3,028	1,705
Cash and cash equivalents not in the Group’s cash pool systems(1)	2,053	5,101

Total cash and cash equivalents at year ends	5,081	6,806

(1)	Subsidiaries in which Telenor owns less than 90 percent of the shares are normally not participating in the Group’s cash pool systems, held by Telenor ASA. As of December 31, 2005, these cash and cash equivalents primarily related to Kyivstar and DiGi.

INVESTMENTS

	2003(1)	2004	2005

	(NOK in millions)
Fixed networks	2,099	2,153	2,949
Mobile networks	2,487	4,175	7,838
Properties	546	233	453
Support systems (office and computer equipment, software, cars etc.)	1,991	2,159	2,698
Other intangible assets	81	2,654	801
Satellites	—	636	—
Prepaid leases	—	—	218

Work in progress (net additions) and other	(750)	735	1,482

Total Capital expenditure (Capex)(2)	6,454	12,745	16,439
Investments in businesses(3)	563	5,809	8,858

Total	7,017	18,554	25,297

(1)	The figures for Capital expenditures and investments in businesses for 2003 were unaffected by the change from Norwegian GAAP to IFRS.

(2)	Capital expenditure (Capex) is investments in property, plant and equipment and intangible assets.

(3)	Investments in businesses are acquisition of shares and participations, including acquisition of subsidiaries and businesses not organized as separate companies.
      In 2006, we expect the high capital expenditure to continue. We expect capital expenditure as a proportion of revenues to be above 20% in 2006. Capital expenditure is expected to continue to be driven by high subscription growth within Telenor’s mobile operations in emerging markets. The actual amounts and the timing of our capital expenditure may vary substantially from our estimates.
      Our capital expenditure in 2005 amounted to NOK 16.4 billion, which was an increase of NOK 3.7 billion compared to 2004. In 2005 investments in fixed networks increased by NOK 0.8 billion mainly in Fixed Norway. The most significant investments in mobile networks were in Kyivstar, GrameenPhone and Telenor Pakistan (NOK 1.8 billion). Capital expenditure in other intangible assets in 2005 included NOK 0.5 billion for the purchase of a UMTS license in Denmark and NOK 0.2 billion for renewal of a GSM 900 license in Norway.
      Our capital expenditure in 2004 amounted to NOK 12.7 billion. In 2004, the most significant investments in mobile networks were in Kyivstar, GrameenPhone and DiGi.Com. In addition, capital expenditure in other intangible assets in 2004 included NOK 2.4 billion for the purchase of a license for mobile telephony in Pakistan and a UMTS license in Hungary.

      The table below lists our most significant investments in businesses and the acquisition cost, including capital contributions to our associated companies, for each of the last three years.

	2003(1)	2004	2005

	(NOK in millions)
DTAC/ UCOM	—	—	2,664
Bredbandsbolaget	—	—	4,452
Cybercity	—	—	1,313
Sonofon Holding A/ S(2)	—	3,639	—
European Telecom Luxembourg SA (ProMonte)	—	541	—
GrameenPhone Ltd.	86	298	—
CBB AS	—	147	—
Nordialog	—	52	—
Kyivstar G.S.M. JSC	8	35	—
One GmbH	—	—	158
OJSC Comincom/Combellga	217	—	—
OJSC Golden Telecom	63	—	—
EDB Business Applications AB	—	—	50
Norsk Vekst Private IV LP	—	—	48
Tiscali AS	—	—	43
Purchase of IT-operations in EDB Business Partner	—	738	—
GMPCS Personal Communications Inc.	—	85	—
Neratek AS	—	42	—
Bravida ASA	82	27	—
Utfors AB	13	70	—
Other	94	135	130

Total investments in businesses	563	5,809	8,858

(1)	The figures for investments in businesses for 2003 were unaffected by the change from Norwegian GAAP to IFRS.

(2)	In addition we paid NOK 0.8 billion to take over a shareholder’s loan.

INFORMATION ABOUT CONTRACTUAL CASH PAYMENTS
Contractual Cash Payments
      The following table shows our contractual obligations and commercial commitments as of December 31, 2005.

	Payments due

		Less than
		1 year			Over
	Total	(2006)	2-3 years	4-5 years	5 Years

	(NOK in millions)
Interest-bearing liabilities	37,199	11,611	10,956	7,233	7,399
Finance lease obligations	1,848	297	489	531	531
Minimum lease payments under noncancellable operating leases(1)
Lease of land and buildings	5,661	857	1,356	1,039	2,409
Lease of Cars, Office Equipment etc	145	70	64	10	1
Lease of Sat- and Network capacity	1,184	435	458	178	113
Committed purchase obligations(1)
Purchase of Sat- and Network capacity	904	803	75	18	8
IT-Related Agreements	887	407	305	162	13
Other contractual obligations	1,356	599	581	146	30
Committed investments		—
Properties and equipment	1,456	1,447	9	—	—
Other contractual investments	888	722	166	—	—
Total contractual cash obligations	51,528	17,248	14,459	9,317	10,504
Guarantees (expire)	2,498	2,000	344	148	6

(1)	The table does not include agreements under which we have no binding obligation to purchase or future investments required under the UMTS licenses awarded to us in Norway, Denmark and Hungary.
      Of the finance lease obligations in the table, NOK 952 million relate to leases for the Thor II and III satellites. We have covenants on these leases that grant the other party the right, if Telenor ASA is downgraded, to require us to either pledge the assets or terminate the leases. As of December 31, 2005, we had a waiver that the change made by one of the rating agencies at the end of 2005 to A- with negative outlook was not regarded to be a breach.
      We have treated the lease financing arrangements as mortgages as though these were already secured.
      You should read “— Capital Resources” and note 22 to our consolidated financial statements for additional information on our interest-bearing liabilities and note 27 for additional information on our contractual obligations and note 34 for additional information on our guarantees.
      In addition, we entered into cross border QTE leases for telephony switches, GSM Mobile network and fixed-line network in 1998, 1999 and 2003. Each of these agreements provide for a defeasance of all amounts due by us to the other parties under the leases. As of December 31, 2005, a defeasance of USD 902 million was deposited with highly rated financial institutions and in US government related securities. Our leasing obligations are offset against our defeasance arrangements in the balance sheet and are not included in the table above. We also provided guarantees in connection with these cross border QTE leases. You should read “— Off Balance Sheet Arrangements” for additional information on our QTE leases.

INFORMATION ABOUT CAPITAL RESOURCES
      We will use cash flow from operations, debt, equity financing and proceeds from potential disposals of assets to finance our future investments. You should read note 22 and 23 to our consolidated financial statements for additional information on our interest bearing liabilities, note 34 for pledges, note 30 and 31 for share option plans and the employee stock ownership program and note 32 for equity financing. You should also read note 32 for information on the authority to the Board of Directors to acquire own shares and our agreement with the Kingdom of Norway regarding buyback of shares.
      We issue debt in the domestic and international capital markets mainly in the form of commercial paper and bonds. We use our Euro commercial paper program, U.S. commercial paper program, Euro medium term note program and three domestic “open bond programs”, all with different maturities. In order to have satisfactory access to these external sources of financing in terms of both volume and price we should maintain a satisfactory credit rating. Our long term and short-term credit rating is A2/P-1 with review for possible downgrade from Moody’s and A-/A-2 with Negative Outlook from Standard & Poor’s.
      In order to secure satisfactory financial flexibility we established two committed syndicated revolving credit facilities in 2005, which includes a Euro 1.5 billion facility with a maturity in 2012 and another credit facility of Euro 1 billion maturing in 2007. In accordance with our financing policy, these committed credit facilities should be available to serve at any time as refinancing source for all of our outstanding commercial paper.
OFF BALANCE SHEET ARRANGEMENTS
      Our off balance sheet arrangements mainly consist of guarantees issued in connection with our operations. The reasons to issue the guarantees are stated in the discussion of each material guarantee arrangement that is found in note 34 to the consolidated financial statements.
      We also have some associated companies that according to US GAAP are defined as “Variable Interest Entities” (VIEs) that are not consolidated. You should read note 38 to our consolidated financial statements for more information our VIEs.
      In addition to the amounts included in the table below, we have provided guarantees for the payment of all lease obligations undertaken by two Telenor subsidiaries under three cross border QTE leases. As of December 31, 2004 and 2005, the total gross amount of the guarantees amounted to NOK 7,240 million (USD 1,070 million) and NOK 6,459 million (USD 1,070 million), respectively. We have provided a defeasance of all amounts due by us under the QTE lease agreements with highly-rated financial institutions and US government related securities. You should read notes 16, 22, 23 and 38 to our consolidated financial statements for additional information on these leases.
      The following table relates to our other guarantees as of December 31, 2005. Guarantees where the resulting liability is included in the balance sheet are not included in the following table.

		Expire less			Expire
		than 1 year	Expire	Expire	over
	Total	(2006)	2-3 years	4-5 years	5 years

	(NOK in millions)
Guarantee liabilities	2,498	2,000	344	148	6
      You should read note 34 to our consolidated financial statements for additional information on our guarantees.
CRITICAL ACCOUNTING ESTIMATES UNDER IFRS
      The preparation of financial statements in accordance with generally accepted accounting principles, such as IFRS, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
      Certain amounts included in or affecting our financial statements and related disclosure must be estimated, requiring us to make assumptions with respect to values or conditions which cannot be known with certainty at the time the financial statements are prepared. A ”critical accounting estimate” is one which is both important to the portrayal of the company’s financial condition and results and requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We evaluate such estimates on an ongoing basis, based upon historical results and experience, consultation with experts, trends and other methods we consider reasonable in the particular circumstances, as well as our forecasts as to how these might change in the future.
      Revenue recognition. The main part of our revenues is based on usage, such as traffic or periodic subscriptions. We have many subscribers and offer a number of different services with different price plans. We provide discounts of various types, often in connection with different campaigns. We also sell wholesale products to other operators and vendors within the different countries and across borders. We have to make a number of estimates related to recognizing revenues. To some extent, we have to rely on information from other operators on amounts of services delivered. For some services, the other parties may dispute the prices we charge. We then make estimates of the final outcome. Some revenue is recorded in the balance sheet as deferred revenue (e.g. some connection fee). We have to estimate the average customer relationship as the deferral period.
      Impairment. We have made significant investments in property, plant and equipment, intangible assets and goodwill, associated companies and other investments. These assets and investments are tested for impairment when circumstances indicate there may be a potential impairment. Factors we consider important which could trigger an impairment review include the following; significant fall in market values; significant underperformance relative to historical or projected future operating results; significant changes in the use of our assets or the strategy for our overall business, including assets that are decided to be phased out or replaced and assets that are damaged or taken out of use; significant negative industry or economic trends; and significant cost overruns in the development of assets.
      Estimating recoverable amounts of assets and companies must in part be based on management evaluations, including estimates of future performance, revenue generating capacity of the assets, assumptions of the future market conditions and the success in marketing of new products and services. Changes in circumstances and in management’s evaluations and assumptions may give rise to impairment losses in the relevant periods.
      Depreciation and amortization. Depreciation and amortization is based on management estimates of the future useful life of property, plant and equipment and intangible assets. Estimates may change due to technological developments, competition, changes in market conditions and other factors and may result in changes in the estimated useful life and in the amortization or depreciation charges. Technological developments are difficult to predict and our views on the trends and pace of development may change over time. Some of our assets and technologies, in which we invested several years ago, are still in use and provide the basis for our new technologies. For example, our copper cables and infrastructure in our fixed networks are used as the basis for the rollout of our xDSL technology and lines. In our mobile business, the development and launch of UMTS technology and services have been slower than the telecommunications industry anticipated a few years ago. We review the future useful life of property, plant and equipment and intangible assets periodically taking into consideration the factors mentioned above and all other important factors. Estimated useful life for similar type of assets may vary between different entities in the Group due to local factors as growth rate, maturity of the market, history and expectations for replacements or transfer of assets, climate and quality of components used. In case of significant changes in our estimated useful lives, depreciation and amortization charges are adjusted prospectively. As of January 1 2005, we made some changes in our estimated useful lives for some of our assets especially for some components in our networks, as discussed in note 15 to our consolidated financial statements.

      Business combinations. We are required to allocate the purchase price of acquired companies to the assets acquired and liabilities assumed based on their estimated fair values. For our larger acquisitions, we have engaged independent third-party appraisal firms to assist us in determining the fair values of the assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions. The significant purchased intangible assets recorded by Telenor include customer contracts, brands, licenses, service concession rights, roaming agreements and software. Critical estimates in the evaluations of useful lives for such intangible include, but are not limited to, estimated average customer relationship based on churn, remaining license or concession period, expected developments in technology and markets. The significant tangible assets include primarily networks. Critical estimates in valuing certain assets include, but are not limited to, future expected cash flows for customer contracts, licenses and roaming agreements replacement cost for brands and property, plant and equipment. Management’s estimates of fair value and useful lives are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.
      Income taxes. We write down deferred tax assets to an amount that is more likely than not to be realized. Our write-downs related primarily to losses carried forward in some of our foreign operations. While we have considered future taxable income and feasible tax planning strategies in determining the write-downs, any difference in the amount that we ultimately may realize would be included as income in the period in which such a determination is made.
      In previous years, we have realized significant tax losses on shareholdings, both through liquidation and sale of shares to third parties and between companies in our group. Even though we believe that these tax losses are tax deductible, the tax authorities have challenged our evaluations in connection with some of our transactions. Generally, when new rules are introduced there may be disagreements on the interpretation of the new rules and the transitional rules. You should read note 13 to our consolidated financial statements, for additional information on our uncertain tax positions.
      Pension costs, pension obligations and pension plan assets. Calculation of pension costs and net pension obligations (the difference between pension obligations and pension plan assets) are made based on a number of estimates and assumptions. Changes in, and deviations from, estimates and assumptions (actuarial gains and losses) affect fair value of net pension liabilities, but are not recorded in our financial statements unless the accumulated effect of such changes and deviations exceed 10% of the higher of our pension benefit obligations and our pension plan assets at the beginning of the year. When implementing IFRS as at January 1, 2004 we recognized all actuarial gains and losses. In note 7 to our consolidated financial statements, we have included a sensitivity analysis for changes in certain actuarial assumptions.
      Legal proceedings, claims and regulatory discussions. We are subject to various legal proceedings, claims and regulatory discussions, the outcomes of which are subject to significant uncertainty. We evaluate, among other factors, the degree of probability of an unfavourable outcome and the ability to make a reasonable estimate of the amount of loss. Unanticipated events or changes in these factors may require us to increase or decrease the amount we have accrued for any matter or accrue for a matter that has not been previously accrued because it was not considered probable or a reasonable estimate could not be made.
OTHER INFORMATION
Inflation
      Our results in recent years have not been substantially affected by inflation. Inflation in Norway as measured by the consumer price index during the years ended December 31, 2004 and 2005 was 0.4% and 1.5% respectively.
IFRS compared with U.S. GAAP
      Our consolidated financial statements have been prepared in accordance with IFRS, which differs from U.S. GAAP in several respects. Our first IFRS financial statements are for the year ending December 31,

2005, and include the comparative period for 2004. We have prepared a reconciliation of our profit from total operations attributable to equity holders of Telenor ASA (net income) for the years ended December 31, 2004 and 2005, and of our shareholders’ equity.
      The significant differences between IFRS and U.S. GAAP affecting our net income and shareholders equity are described in note 38 to our audited consolidated financial statements.
      Under U.S. GAAP, net income for the years ended December 31, 2004 and 2005 would have been NOK 5,639 million and NOK million 7,427, respectively, as compared to, NOK 6,093 million and NOK 7,646 million, respectively, under IFRS.

ITEM 6:     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
DIRECTORS AND SENIOR MANAGEMENT
      The management of Telenor is vested in board of directors and President and CEO. The President is responsible for the day-to-day management of the company in accordance with the instructions, policies and operating guidelines set out by the board of directors. The articles of association specify that the board of directors shall consist of between five and eleven members. Board of directors consists of ten directors, three of which are employee representatives. You should read “Item 4: Information on the Company — Regulation — Gender Equality” for information on Norwegian legislation regarding the composition of a company’s board of directors. Telenor currently complies with such legislation.
      The members of the board of directors (excluding employee representatives) are elected by the corporate assembly.
      Directors and executive officers of the Company are identified below. The address of the directors and executive officers is c/o Telenor ASA, at the corporate headquarters in Fornebu, Norway.
Board of Directors

				Expiration of
Name	Address	Born	Positions	current term

Thorleif Enger	Oslo	1943	Chairman	Spring 2007
Bjørg Ven	Oslo	1946	Deputy Chairman	Spring 2007
Hanne de Mora	Erlenbach, Switzerland	1960	Director	Spring 2007
John Giverholt	Oslo	1952	Director	Spring 2007
Liselott Kilaas	Oslo	1959	Director	Spring 2007
Jørgen Lindegaard	Copenhagen, Denmark	1943	Director	Spring 2007
Paul Bergqvist	Vikbolandet, Sweden	1946	Director	Spring 2007
Harald Stavn(1)	Kongsberg	1954	Director	Fall 2007
Per Gunnar Salomonsen(1)	Skien	1954	Director	Fall 2007
Irma Tystad(1)	Trysil	1943	Director	Fall 2007

(1)	Elected by the employees.
      Thorleif Enger was elected to the board on October 1, 2001 and was made Chairman on March 6, 2003. He is chief executive officer of Yara International ASA. He began working for Norsk Hydro in 1973 and has held a number of positions in the company. Mr. Enger is a member of ABB’s corporate assembly and a member of Ruhrgas Supervisory Board. He has a doctorate in structural engineering from the University of Colorado.
      Bjørg Ven was elected to the board on October 1, 2001. She is a solicitor with attendance rights at the Supreme Court in Norway, and since 1980 has been a partner in the law firm, Haavind Vislie, in Oslo. She is chairman of the appeal board of the Oslo Stock Exchange and the appeal board for Public Acquisitions. Ms. Ven is substitute judge at the EFTA court in Luxembourg.
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
      Paul Bergqvist was elected to the board on April 7, 2005. He is Executive Vice President and Deputy CEO of Carlsberg Sweden A/ S. Since 1971, he has held managerial positions in a number of industrial companies, including Husqvarna and Pripps/ Ringnes/ Carlsberg. Mr. Bergqvist has also served as a director for a number of international companies. He has a B.Sc in Engineering and has studied Economics at the MBA-level.
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
Board Practices

Compensation Committee
      In December 2000, board of directors established a compensation committee consisting of the Chairman and two members to be elected among the other shareholder-elected board members. The Compensation Committee consists of Thorleif Enger (chairman), Paul Bergqvist and Liselott Kilaas. President and CEO Jon Fredrik Baksaas and the head of Group Human Resources are also invited to attend at the request of the committee. The primary responsibility of the committee is to discuss and provide proposals to the board of directors with respect to compensation practices for the CEO, Group Executive Management, and the general compensation policy for other employees. The committee meets on average two to four times a year.

Audit Committee
      In September 2003, an audit committee was established and is currently composed of three members of the board. John Giverholt, chairman, Hanne de Mora and Bjørg Ven are the members elected by the board of directors to serve on the audit committee. The audit committee’s task is to support the board of directors in fulfilling their responsibilities with respect to financial reporting, internal accounting controls and auditing matters while reporting to the board of directors in connection with the related procedures on an annual basis. Concerning auditing matters, the audit committee has the responsibility for making recommendations to the board and the general assembly regarding the appointment, retention, termination and fees of the external auditors. The audit committee is also responsible for fulfilling the responsibilities set forth in the Audit and

Permitted Non-Audit Services Pre-Approval Policies and Procedures. For more information on these procedures, you should read “Item 16C: Principal Accountant Fees and Services”. Moreover, the audit committee assists the board in the management of operational and financial risks. The audit committee is responsible for dealing with complaints regarding accounting, internal accounting controls or auditing matters. The members of the audit committee shall meet when the members deem it appropriate but shall at a minimum, conduct a meeting three times a year. The Chief Executive Officer and/or other members of management may be requested to attend meetings, as necessary. Mr. Giverholt has been designated as the audit committee’s financial expert. For more information on this designation, you should read “Item 16A: Audit Committee Financial Expert”.
Group Executive Management

Name	Address	Born	Position

Jon Fredrik Baksaas	Sandvika	1954	President and CEO
Trond Ø. Westlie	Jar	1961	Executive Vice President and CFO
Arve Johansen	Oslo	1949	Senior Executive Vice President and Head of Telenor Asia
Morten Karlsen Sørby	Karlstad	1959	Executive Vice President and Head of Telenor Nordic
Jan Edvard Thygesen	Nesbru	1951	Executive Vice President and Head of Telenor Central and Eastern Europe
Stig Eide Sivertsen	Oslo	1959	Executive Vice President and Head of Telenor Broadcast
Bjørn Magnus Kopperud	Drammen	1955	Executive Vice President and Head of Group Human Resources
Ragnar H. Korsæth	Oslo	1966	Executive Vice President and Head of Global Coordination
      Jon Fredrik Baksaas, President and CEO — has been President and CEO of Telenor since June 21, 2002. Mr. Baksaas joined Telenor in 1989. During his employment with Telenor, Mr. Baksaas has held positions in TBK A/S (our 100% subsidiary) as Finance Director, Executive Vice President and CEO before becoming Group CFO in November 1994. In 1997, he was made Deputy CEO. Before joining Telenor, Mr. Baksaas held finance-related positions in Aker AS, Stolt-Nielsen Seaway and Det norske Veritas. He is a board member of Svenska Handelsbanken AB. Mr. Baksaas holds a Master of Science in Business Administration from the Norwegian School of Economics and Business Administration in Bergen and has additional qualifications from IMD in Lausanne, Switzerland.
      Arve Johansen, Senior Executive Vice President/ Deputy CEO and Head of Telenor Asia — has served as Senior Executive Vice President/ Deputy CEO and Head of Telenor Asia since January 2006. Mr. Johansen joined Telenor in 1989 and has held a number of positions in the Group. He has served as Senior Executive Vice President and Head of Mobile from 1999 to 2005 and was Chief Executive Officer of Telenor International AS from its inception in 1993 to 1999. Prior to joining Telenor, Mr. Johansen was employed at EB Telecom (Ericsson Norway), where he served as Executive Vice President and at the Norwegian Institute of Technology, as a research engineer at ELAB. Mr. Johansen received his M.Sc in Electrical Engineering (Telecommunications) from the Norwegian Institute of Technology in 1973 and participated in the Program for Management Development at Harvard Business School in 1988.
      Trond Ø. Westlie, Executive Vice President and Chief Financial Officer (CFO) — has been Director of Finance at Telenor ASA. He is a state authorized public accountant in Norway. Mr. Westlie joined Telenor in 2004, coming from Aker Kværner ASA, previously Aker Maritime ASA, where he was Executive Vice President and CFO. He has previously held a number of positions at Aker RGI ASA, including Executive Vice President Business Development and Senior Vice President Investor Relations. Mr. Westlie has also held managerial positions in auditing departments at KPMG (Norway) and Richard Eisner & Co (New York).
      Morten Karlsen Sørby, Executive Vice President and Head of Telenor Nordic — has served as Executive Vice President since January 2003. Since January 2005, he has held the position as Head of Telenor Nordic. Mr. Karlsen Sørby joined Telenor in 1993 and has since held a number of senior positions in

Telenor, including Deputy Chief Executive Officer of Telenor Mobile and General Manager of Telenor International AS. He has previously worked at Arthur Andersen & Co in Oslo. Mr. Sørby holds a M.Sc in Business administration and is a state authorized public accountant in Norway. He also has qualifications from IMD.
      Jan Edvard Thygesen, Executive Vice President and Head of Telenor Central and Eastern Europe — has served as Executive Vice President since 1999. Since January 2006, he has served as Head of Telenor Central and Eastern Europe. Since joining Telenor in 1979, Mr. Thygesen has held various senior positions, including Chief Executive Officer of Sonofon, Executive Vice President and General Manager of Telenor Nordic Mobile, Executive Vice President of Telenor Mobil, President of Telenor Invest AS, Executive Vice President of Telenor Bedrift AS and President of Telenor Nett AS. He has also served as President of Esat Digifone and Televerket. Mr. Thygesen holds a B.Sc in Electronics and Telecommunications from the Norwegian Institute of Technology.
      Stig Eide Sivertsen, Executive Vice President and Head of Telenor Broadcast — has served as Executive Vice President since 1999. He is Head of Telenor Broadcast. Mr. Sivertsen joined the Company in 1997 as the Director of Finance and chief accountant for Telenor Link AS. Mr. Sivertsen previously held positions as Chief Executive Officer of Nettavisen AS and Chief Financial Officer of Petroleum Geo-Services ASA and Schibsted ASA. Mr. Sivertsen holds elementary and supplementary degrees in law from the University of Bergen and a Master of Business Administration from Durham University.
      Bjørn Magnus Kopperud, Executive Vice President and Head of Group Human Resources — has served as Executive Vice President since January 2006. Since 2003 he has served as Head of Group Human Resources. Mr. Kopperud joined Telenor in 1994 and has held a number of senior positions at Telenor, including Executive Vice President of Telenor Mobile AS, Managing Director at Telenor Global Services AS and Managing Director at Telenor Global AS. Mr. Kopperud holds a Master of Science in Computer Science from the Norwegian Institute of Technology and has additional qualifications from Business Management studies at both IMD and INSEAD.
      Ragnar H. Korsæth, Executive Vice President and Head of Global Coordination — has served as Executive Vice President and Head of Global Coordination since January 2006. Mr. Korsæth joined Telenor in 1997 and has held a number of senior positions, including Chief Operating Officer of Telenor International Mobile, Chief Financial Officer of Telenor Mobile and Finance Director at Telenor International. Mr. Korsæth holds a Master of Science in Business Administration from the Norwegian School of Economics and Business Administration in Bergen and has additional qualifications as Certified Financial Analyst (EFFAS) from the Norwegian School of Business and Administration in Bergen.
Corporate Assembly
      The corporate assembly consists of 15 members. The General Meeting elects ten members with three alternates. The employees elect an additional five members and two observers, all with alternates. A member of the corporate assembly (other than a member elected by employees) may be removed by the shareholders at any time without cause.
      The corporate assembly has a duty to supervise the board of directors and the President and CEO in their management of the company. Under Norwegian law, the corporate assembly has a fiduciary duty to the shareholders.
      One of the principal functions of the corporate assembly is to elect and remove the board of directors. Up to one-third of the members of the board of directors, but in no event less than two persons, including alternates shall be elected among the employees if one-third of the corporate assembly members demand it.
      Half of the members elected by the employees may request that the board members shall be elected by the shareholder-elected members and employee-elected members of the assembly voting as separate groups. The members are elected for a term of two years. The current term of the members elected by the employees and general meeting will expire during the spring of 2005. The approval of the corporate assembly is required for significant investments as well as for substantial changes to operations that affect the number or allocation of employees on the recommendation of the board of directors.
      Set forth below is a list of the current members of the corporate assembly.

Name	Address	Position

Jan Erik Korssjøen	Kongsberg	Chairman
Marianne Lie	Stabekk	Deputy Chairman
Hanne Harlem	Oslo	Member
Randi Braathe	Rygge	Member
Jostein Devold	Kristiansand	Member
Arne Jenssen	Trondheim	Member
Hans Olav Karde	Tromsø	Member
Berit Kopren	Stavanger	Member
Nils-Edvard Olsen	Kirkenes	Member
Stein Erik Olsen	Flaktveit	Member
Jan Riddervold	Lillehammer	Member
Signe Marie Jore Ritterberg	Oslo	Member
Stener Johannes Lium	Ranheim	Member
Inger-Grethe Solstad	Stavanger	Member
Astri Skare	Bergen	Member
Election Committee
      Telenor has an election committee that makes recommendations to the general meeting regarding the election of shareholder-elected members of the corporate assembly and their alternates. The committee consists of four members who are shareholders or representatives of shareholders. The chairman of the corporate assembly is a permanent member of the committee and acts as its chairman. Two members are elected by the general meeting and one member is elected by and from the corporate assembly’s shareholder-elected members. Each member is elected for a two-year term.
Compensation of the Board of Directors, Corporate Assembly and Group Management
      All of the amounts disclosed below exclude social security tax payments.
      Aggregate remuneration, taxable income, for the Group Executive Management (GEM) for 2005 was NOK 21,283,636 (Torstein Moland is included until September 15, 2005 and Trond Westlie is included from September 15, 2005). In addition, Telenor’s pension cost for GEM members was NOK 6,831,000. The aggregate remuneration for the Board of Directors and the Corporate Assembly for 2005 was NOK 2,216,027 and NOK 461,641 respectively. In addition, remuneration for the audit, compensation and nomination committees was in total NOK 267,000. The members of the Board of Directors have no agreements which entitles them to extraordinary remuneration in the event of termination or change of office or agreement for bonus, profit sharing, options or similar. In 2005, there has not been any share option program or other long-term incentive plans.
      The annual base salary for the president and CEO, Jon Fredrik Baksaas, was NOK 4,000,000 in 2005. Pension costs for the CEO was NOK 1,309,000 (NOK 1,404,000 in 2004), and other benefits were NOK 130,171 in 2005. His total taxable income was NOK 5,169,504 in 2005. Jon Fredrik Baksaas had a bonus agreement for 2005 with a maximum payment of 6 months of annual base salary. In 2003, he was granted 250,000 share options with a maturity of 7 years. In 2002, when he was appointed President and CEO, he was granted 150,000 share options and another 100,000 in the share option program in 2002. Telenor’s pension plan gives Mr. Baksaas the right to retire at the age of 60 with a supplementary pension, resulting in a total pension equal to 66% of pension-qualifying income. Pension-qualifying income is restricted to NOK 3,000,000, adjusted annually with the consumer price index. The first adjustment occurred on January 1, 2003. Mr. Baksaas has the right to receive salary for a period of 24 months if Telenor terminates the employment, provided that he does not undertake any other employment during such period, in which case the payment would be reduced by 75% of the salary for the new employment. There will be no holiday payment on this amount. The agreed period of termination notice is six months.
      The table below gives information about each member of GEM. Information regarding the CEO, Jon Fredrik Baksaas is provided above.

Agreed
	period of	Severance
Name/title	notice	Pay	Pension benefits

Senior Executive Vice President Arve Johansen(1)	6 months	6 months	66% of Pension-qualifying income at the date of retirement with the right to retire at the age of 60. The Pension-qualifying income will be equal to the salary of December 31, 2004 with an annual regulation according to the consumer price index.
Executive Vice President, Trond Ø. Westlie	6 months	6 months	66% of persion-qualifying income up to 12G. Defined contribution plan with 30% of salary above 12G.
Executive Vice President Stig Eide Sivertsen	6 months	No	66% of Pension-qualifying income at the date of retirement with the right to retire at the age of 62. The Pension-qualifying income will be equal to the salary of December 31, 2004 with an annual regulation according to the consumer price index.
Executive Vice President Jan Edvard Thygesen	6 months	6 months	66% of Pension-qualifying income at the date of retirement with the right to retire at the age of 62. The Pension-qualifying income will be equal to the salary of December 31, 2003 with an annual regulation according to the consumer price index.
Executive Vice President Morten Karlsen Sørby	6 months	6 months	66% of Pension-qualifying income at the date of retirement with the right to retire at the age of 62. The Pension-qualifying income will be equal to the salary of December 31, 2002 with an annual regulation according to the consumer price index.
Executive Vice President Ragnar H Korsæth(2)	6 months	6 months	66% of Pension-qualifying income at the date of retirement with the right to retire at the age of 65. The Pension-qualifying income will be equal to the salary of December 31, 2002 with an annual regulation according to the consumer price index.

Agreed
	period of	Severance
Name/title	notice	Pay	Pension benefits

Executive Vice President Bjørn Magnus Kopperud(2)	6 months	6 months	66% of Pension-qualifying income at the date of retirement with the right to retire at the age of 62. The Pension-qualifying income will be equal to the salary of December 31, 2002 with an annual regulation according to the consumer price index.

(1)	Arve Johansen has an agreement which entitles him to a possible transfer to other positions within the organization with the right to be compensated by an amount equal to half their salary. These agreements relate to a specified time period up to the age of retirement. The future pension benefits are based on the salary at the time of transfer.

(2)	Joined the GEM in January 2006.
     Members of GEM are also eligible for annual bonus payments, with a maximum bonus equal to 6 months of annual base salary in 2004. If the target is reached (under any given bonus criteria), 50% of the bonus is paid. 100% of the bonus may only be paid as a result of exceptional financial performance exceeding budget.

Incentive Programs
      The GEM is offered a combination of annual bonus and share options, providing both short- and long-term incentives. Annual bonus is also used as an incentive for other managers and key personnel. A limited group has also been granted Telenor share options.
      Telenor granted share options on February 21, 2002, February 21, 2003 and February 23, 2004. In addition, 150,000 options were granted to the President and CEO on June 21, 2002. In 2002, 85 managers and key personnel were granted options, and in 2003, 110 managers and key personnel were granted options. In 2004, only a limited group of 12 new executives and managers were granted options.
      Options granted in 2002: One third of the options vest in each of the three years subsequent to the date of grant. The latest possible exercise date is seven years subsequent to the date of grant. The exercise price corresponds to the average closing price on the Oslo Stock Exchange for the five trading days prior to the date of grant, increasing by an amount each month corresponding to 1/12 of 12 months NIBOR (Norwegian Interbank Interest Rate). The options may only be exercised four times a year, during a ten-day period after the publication of the previous quarterly results. For options granted on February 21, 2002, the price at end of exercise life will be NOK 50.96 (based on 12 month’s NIBOR on February 21, 2002). For options granted to Mr. Jon Fredrik Baksaas on June 21, 2002, the price at end of exercise life will be NOK 42.12 (based on 12 month’s NIBOR on June 21, 2002).
      Options granted in 2003 and 2004: One third of the options vest in each of the three years subsequent to the date of grant and are exercisable if the stock price at the time of exercise is higher than the average closing price on the Oslo Stock Exchange for the five trading days prior to the date of grant, adjusted by 5.38% per year. The latest possible exercise date is seven years subsequent to the date of grant. The exercise price corresponds to the average closing price on the Oslo Stock Exchange five trading days prior to the date of grant (NOK 26.44 for 2003 and NOK 48.36 for 2004). The options may only be exercised four times a year during a ten-day period after the publication of the quarterly results.

		Estimated fair value	Average exercise
		at grant date (per	price at the end of
Share Options Telenor ASA	Share options	share option)	option life (1)

Options granted in 2002 (21 February)	2,520,000	7.28	50.96
Options granted in 2002 (21 June)	150,000	5.99	42.12
Options forfeited in 2002	55,000		50.96
Balance at 31 December 2002	2,615,000		50.45
Options granted in 2003	2,850,000	8.36	26.44
Options forfeited in 2003	290,000		32.36
Options exercised in 2003	71,667		50.96
Balance at 31 December 2003	5,103,333		38.06
Options granted in 2004	380,000	11.89	48.36
Options forfeited in 2004	45,000		26.98
Options exercised in 2004	1,027,994		36.28
Balance at 31 December 2004	4,410,339		33.97
Options granted in 2005	—		—
Options forfeited in 2005	145,000		44.98
Options exercised in 2005	1,237,675		33.11
Balance at 31 December 2005	3,027,664		34.11

(1)	Exercise price for the share option programs of 2002 are calculated at the latest possible date of exercise, and based on 12 month NIBOR, implied forward rates calculated of the spot curve (February 20, 2006, and June 20, 2005). For the share option programs of 2003 and 2004, the exercise prices are fixed throughout the options’ terms.
      The weighted average share price at the date of exercise for share options exercised during 2005 was 58.95 (49.64 in 2004 and 38.50 in 2003).
      The table below details Telenor’s options outstanding by related option exercise price as of December 31, 2004 and is based on the latest exercise price. All options may be exercised prior to the termination of the plan.

		Weighted Average
		Remaining Life	Options Exercisable	Options Exercisable
Weighted Average		as of	as of	as of
Exercise Price	Options	December 31,	December 31,	December 31,
(in NOK)(1)	Outstanding	2005	2005(1)	2004(1)

41.67(1)(2)	937,667	3.1 years	937,667	913,667
33.32(1)(3)	150,000	3.1 years	150,000	100,000
26.44(4)	1,706,664	4.1 years	906,674	583,328
48.36(5)	233,333	4.8 years	53,333	—

(1)	Exercise price for the share option programs of 2002 are calculated at the latest possible date of exercise, and based on 12 month NIBOR, implied forward rates calculated of the spot curve (February 20, 2006, and June 20, 2005). For the share option programs of 2003 and 2004, the exercise prices are fixed throughout the options’ terms.

(2)	First possible exercise was February 2003 for 1/3 of the options.

(3)	First possible exercise was July 2003 for 1/3 of the options.

(4)	First possible exercise was February 2004 for 1/3 of the options.

(5)	First possible exercise was February 2005 for 1/3 of the options.

      Upon the exercise of options, Telenor maintains the right to redeem options by paying an amount in cash corresponding to the difference between exercise quotation price and closing price on the day the notification reached the company. The options may be exercised earlier than the end of the option term, as long as they are exercisable.
      The following members of the GEM were granted options under the above-mentioned option-programs.

	Options	Options	Options
	Granted on	Granted on	Granted on
	February 21,	June 21,	February 21,
Name	2002	2002	2003

Jon Fredrik Baksaas	100,000	150,000	250,000
Trond Ø. Westlie	—	—	—
Arve Johansen	100,000	—	100,000
Jan Edvard Thygesen	75,000	—	75,000
Stig Eide Sivertsen	75,000	—	75,000
Morten Karlsen Sørby	70,000	—	75,000
Bjørn Magnus Kopperud(1)	50,000	—	50,000
Ragnar H. Korsæth(1)	20,000	—	30,000

(1)	Joined the GEM in January 2006.
      None of the members in GEM have been granted additional options subsequent to February 21, 2003.
Pension Benefits
      Telenor provides pension benefits to substantially all of the employees in Norway. Currently, Telenor is moving from the defined benefit plan to a new contribution-based plan. Current employees will get to choose between the old and the new plan before June 30, 2006. New employees will enter the defined contribution plan. In addition to the above changes, Telenor has introduced an extended group life insurance to replace the defined benefit spouse’s pension.
      The defined benefit plan is provided through the foundation Telenor Pension Fund (Telenor Pensjonskasse). We established the fund on January 1, 1988 as part of Statens Pensjonskasse, and as of September 1, 1995 as Telenors Pensjonskasse. On that date, all of the employees who had previously been part of a governmental pension scheme were placed into Telenor’s Norwegian pension scheme. Under an arrangement with the government, the government’s pension scheme will fund all pension entitlements that were accrued up to September 1, 1995, without any recourse to Telenor.
      The amount of benefits provided through the fund is based on the employee’s length of service and compensation. Full pension benefits through the fund are 66% (including of Norwegian national insurance) of the employee’s final annual salary assuming a minimum of 30 years of service. However, the annual remuneration that determines the pension benefits cannot exceed 12 times the base amount (Grunnbeløp) set by the government. For May 2005, the base amount is NOK 60,699. The Parliament determines the maximum amount of pension benefits annually based on an index linked to an employee’s salary. Our long-term anticipation is that the Parliament will increase pension benefits provided through the fund by approximately 3% per year. Under Norwegian law, the Telenor pension fund is treated as a service pension arrangement and, therefore, the premium for the plan is tax deductible. The rules set out by our pension fund are used to calculate the value of the commitments made.
      The contribution-based plan provides a defined contribution depending on salary level, up to a certain limit.
      In addition to the standard benefits described above, we established a supplementary foundation, the Telenor Pension Fund II, on January 1, 1997 to provide additional benefits to eligible employees pursuant to their employment contracts. Generally, the right to retire under this scheme is at the age of 65, and full pension under this scheme is 66% of the employee’s annual salary for the part exceeding 12 times the base amount. Eligible employees receive full pension benefits after 20 years of participation in the plan. However, the pension qualifying income is capped at earnings exceeding NOK 1,200,000. Pension qualifying income exceeding NOK 1,200,000 will increase in line with the consumer price index.
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
      The Telenor Pension Fund II is closed for new members, and a supplementary pension plan based on defined contribution has been implemented. Eligibility criteria is based on base salary level, up to a certain limit.
Exemptions from corporate governance listing requirements under the NASDAQ Marketplace Rules
      Pursuant to new rules effective March 3, 2005, a foreign private issuer is no longer required to request an exemption from NASDAQ’s corporate governance standards. Notwithstanding that fact, we filed our NASDAQ certification before July 31, 2005 stating our compliance with the new requirements for audit committee composition, audit committee charter, nominating committee charter, executive sessions and code of conduct for foreign private issuers.
      The composition of our Board of Directors is consistent with the requirements of NASDAQ Marketplace Rules. Members of our Board of Directors and Audit Committee are independent and do not consist of members of our management. In compliance with Norwegian law however, three members of our Board of Directors are also employees with alternates in the event the employee can not attend a board meeting.
      Our articles of association do not provide any quorum requirement that is generally applicable to general meetings of our shareholders. This absence of a quorum requirement is in accordance with Norwegian law and generally accepted business practices in Norway. Accordingly, we were granted an exemption with respect to the quorum requirement under Rule 4350(f), which requires each issuer to provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33 1/3 % of the outstanding shares of a company’s common voting stock.
      Regarding audit committee approval of related party transactions, Norwegian law and practice as well as our codes of conduct provide for certain alternative safeguards. For example: there are restrictions on directors’ actions in situations where conflicts of interest arise; there is a requirement under Norwegian corporate law for the board of directors, which is composed of non-executive directors, to approve material transactions, including material related party transactions; certain material transactions with shareholders require approval by our shareholders; intra-group transactions are required to be on an arm’s length basis and, if they are material, to be approved by the shareholders; and business relationships with Norwegian governmental authorities must comply with certain public procurement rules aiming at equal treatment of suppliers, transparency and competition. In July 2004, we were granted an application for exemption from the recently adopted NASDAQ requirements relating to audit committee approval of related party transactions under Rule 4350(h) and shareholder approval of equity compensation plans under Rule 4350(i) with NASDAQ in accordance with Rule 4350(a).
      As to the requirement of shareholder approval of equity compensation plans, although equity compensation plans as such are not required to be submitted to the vote of our shareholders, under Norwegian law our board of directors is required to seek shareholder’s authorization to issue new shares, including shares to be issued pursuant to our equity compensation plans. Consequently, our shareholders exercise control over the number of shares which can be issued under such plans and, as a consequence, their potentially dilutive effect.

EMPLOYEES
      As of December 31, 2005, we had 27,600 full-time equivalent employees, of whom we employed 10,900 in Norway and 16,700 outside Norway. During 2005, the number of full-time equivalent employees decreased by 500 from our operations in Norway and increased by 7,200 full-time equivalent employees from our operations outside Norway.
      The number of our full-time equivalent in operations as of the date indicated are:

	Number of employees(1)			Number of employees(1)			Number of employees(1)

	December 31, 2003			December 31, 2004			December 31, 2005

		Outside			Outside			Outside
Business Area	Norway	Norway	Total	Norway	Norway	Total	Norway	Norway	Total

Telenor Mobil — Norway	1,590	—	1,590	1,413	—	1,413	1,378	—	1,378
Sonofon — Denmark	—	—	—	—	1,343	1,343	—	1,206	1,206
Kyivstar — Ukraine	—	1,269	1,269	—	1,880	1,880	—	2,685	2,685
Pannon GSM — Hungary	—	1,499	1,499	—	1,384	1,384	—	1,319	1,319
DiGi.Com — Malaysia	—	1,450	1,450	—	1,549	1,549	—	1,603	1,603
GrameenPhone — Bangladesh	—	829	829	—	1,147	1,147	—	2,731	2,731
Other mobile operations	—	21	21	—	462	462	—	4,848	4,848
Fixed	5,399	634	6,033	5,008	643	5,651	4,816	1,172	5,987
Broadcast	599	210	809	552	222	774	553	255	808
Other Operations	4,412	1,538	5,950	4,427	870	5,297	4,153	881	5,035

Total	12,000	7,450	19,450	11,400	9,500	20,900	10,900	16,700	27,600

(1)	Full-time equivalents
      In Norway the Telenor Group is a member of the employer’s association NHO (Confederation of Norwegian Business and Industry). Joint consultation and cooperation with the trade unions are governed through the Principal Agreement of our employer association, central agreements of cooperation and agreements in the individual business units or companies. Cooperation is also formalized through forums such as the group committee, the joint consultative committee and regular management forums. Approximately 55% of the employees are union members. The Corporate Assembly elects the Members of the Board who represent the owners in addition to the Chairman. However, at least a third of the Board Members are elected by and among the employees.
      Telenor continually seek to improve the skills and development of our employees in each business areas. Employees participate in various training programs. Telenor’s training organizations provides different development programs and cooperate with selected colleges and universities as well as other educational and research institutions in Norway and abroad. Telenor place great emphasis on promoting an atmosphere geared towards learning and sharing of knowledge, with a strong focus on efforts to retain the employees, which are strategically important to the business. An important principle of the personnel policy is to be an attractive and competitive employer as well as to establish value-added remuneration plans.
      Total loans to employees were NOK 36 million as of December 31, 2005. NOK 18 million of this is related to the employee share program, in which 3,590 employees in the Nordic countries participated in 2005. The loans for purchase of shares were limited to NOK 5,962 per employee after discount. Loans for purchase of shares are non-interest-bearing and are repaid over 12 months. The rest of the loans were mainly related to the financing of cars purchased by the employees as an alternative to company cars and to loans for house purchase in two of the foreign subsidiaries. No member of our Board of Directors or our Group Executive Management has received loans from the company.

SHARE OWNERSHIP
      The number of shares owned by the members of the board of directors, the corporate assembly and the group executive management as of March 31, 2006 is shown below. Shares owned by the board of directors and the group management include closely related parties.

Number of shares
as of
The Board of Directors	March 31, 2006

Thorleif Enger	12,000
Bjørg Ven	10,000
John Giverholt	—
Jørgen Lindegaard	—
Hanne de Mora	—
Liselott Kilaas	—
Paul Bergqvist	—
Harald Stavn*	3,844
Per Gunnar Salomonsen*	1,896
Irma Tystad*	813

* Employee Representative on Board of Directors

Alternates for Employee Representatives
on Board of Directors

Helge Enger	1,737
Roger Rønning	1,137
Bjørn Andre Anderssen	720
Hjørdis Henriksen	275
Kaare Ingar Sletta	387
Marianne Losnegaard Jensen	—

Number of shares
as of
The Corporate Assembly	March 31, 2006

Jan Erik Korssjøen	—
Marianne Lie	—
Hanne Harlem	—
Randi Braathe	—
Jostein Devold	—
Arne Jenssen	407
Hans Olav Karde	—
Berit Kopren	275
Nils-Edvard Olsen	—
Stein Erik Olsen	116
Jan Riddervold	—
Signe Marie Jore Ritterberg	—
Stener Johannes Lium	—
Inger-Grethe Solstad	682
Astri Skare	—
Alternates:
Ingvild Nybø Holth	—
Siri Pettersen Strandnæs	—
Esther M. Strømme	—
Francisco Rasmijn	179
Ragnhild Holm	533
Observers:
Grethe Elin Henriksen-Alves	1,220
Brit Østby Fredriksen	1,730

Number of shares
as of
The Group Executive Management	March 31, 2006

Jon Fredrik Baksaas	57,852
Trond Ø. Westlie	—
Arve Johansen	51,462
Morten Karlsen Sørby	7,794
Jan Edvard Thygesen	56,278
Stig Eide Sivertsen	28,765
Ragnar H. Korsæth	5,670
Bjørn Magnus Kopperud	2,777
      In order to encourage employee share ownership, employees and the employees of Telenor’s Norwegian subsidiaries in which the direct or indirect ownership share was greater than 90% in 2002, 2003 and 2004 have been offered a loan of approximately NOK 6,000 each to buy shares for an aggregate value of up to NOK 7,500 (i.e. a cash discount of 20%). In 2005, this program was extended to all Telenor’s permanent employees and the employees of Telenor’s Nordic subsidiaries in which the direct or indirect ownership share is greater than 90%. If the average share price in a 30 days period of trading preceding November 23, 2006 is at least 10% higher than the corresponding average share price preceding November 23, 2005, employees that subscribed for shares in this offer will be allocated “bonus shares” with a value of NOK 5,000. This assumes that the employee is still employed with Telenor and still holds the allocated shares at the end of the period.
      Approximately 33% of those who were offered shares accepted the offer and were allocated 116 shares each at a share price of NOK 64.25. This was the average quoted price during the last five days of trading up to and including November 22, 2005.
      In November 2005, each plan participant in the 2004 plan still employed with Telenor and still with remaining shareholdings was granted 39 “bonus shares” amounting to a value of NOK 2,447. These bonus shares were granted as a consequence of a share price increase exceeded 12% from November 2004 to November 2005. The 2004 program granted shares for NOK 2,500 if the share price increase was 12% or more.
      In order to link the interest of the shareholders with that of the GEM, the members of our GEM should as a principle own shares in Telenor with a total value of at least one annual base salary. If a member does not own the required number of shares at payment of bonus, at least 20% of the gross bonus amount should be invested in Telenor shares.

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
The Kingdom of Norway as a Shareholder
      At March 31, 2006, the Kingdom of Norway owned 920,954,183 shares of Telenor, representing approximately 54.4% of our share capital (as diluted for 12,105,182 own shares).
      Prior to our initial public offering in December 2000, the Kingdom of Norway owned 100% of our issued share capital, save as described as follows. At our incorporation on July 21, 2000, our share capital, which was entirely owned by the Kingdom of Norway, was NOK 8,400,000,000 divided into 840,000 ordinary shares of NOK 10,000 nominal value each. At an extraordinary general meeting held on November 10, 2000, it was decided to split the shares into shares having a nominal value of NOK 6 each, whereupon our share capital was NOK 8,400,000,000 divided into 1,400,000,000 ordinary shares of NOK 6 nominal value each. At the same time, it was resolved to increase the share capital by NOK 180,000,000 through the issuance of 30,000,000 ordinary shares through a transfer of capital from “other paid in capital” to share capital (a bonus issue). The Kingdom of Norway waived its right to receive the new shares, which were issued to us as own shares. The treasury shares were intended to be used to grant additional bonus shares to retail investors in Norway pursuant to the initial public offering. In December 2001, 1,896,828 of bonus shares were granted to retail investors in Norway, leaving 28,103,172 of treasury shares owned by Telenor. At the general meeting held on May 10, 2001, our board of directors was given the authority to use own shares at its discretion. In July 2004, these shares were cancelled, in accordance with the authority given by the general meeting of our shareholders on May 6, 2004.
      In May 2005, we entered into an agreement with the Kingdom of Norway, in connection with the share buyback program authorized by the general meeting of our shareholders on May 20, 2005. The Kingdom of Norway agreed to cancel an amount of its own shares proportional to the amount of Telenor shares which we repurchase in the open market. As a result, its ownership interest will remain unchanged. In July 2005, 23,672,725 shares owned by the Kingdom of Norway were redeemed in connection with the repurchase by Telenor of own shares.
      On June 14, 2000, the Storting (the Norwegian parliament) authorized the Norwegian government to sell the Kingdom of Norway’s shares in Telenor, provided that it ensures that the Kingdom of Norway’s ownership level in Telenor amounts to at least 51%. In 2001, the Storting authorized the Kingdom of Norway to reduce its ownership level to 34% on specific terms. In July 2003, the government sold 270,157,600 shares of Telenor (comprising 250,000,000 shares sold to institutional investors in and outside Norway and 20,157,600 shares sold to retail investors in Norway) and reduced its ownership interest to approximately 62.5% of our share capital.
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
The Kingdom of Norway as a Regulator
      Our telecommunications activities are regulated primarily by the Electronic Communications Act and the secondary regulations promulgated under it. Under the Electronic Communications Act, the PT, which is an agency of the Norwegian government, has day-to-day responsibility for overseeing the telecommunications sector. The PT reports to the Ministry of Transport and Communications.
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
The Kingdom of Norway as a Customer
      The departments and agencies of the Kingdom of Norway in the aggregate comprise our largest customer. Generally, we deal with the various departments and agencies of the Kingdom of Norway as separate customers, except that the terms upon which we offer services to government entities are periodically established through a tender process in order to comply with the procurement rules to which the government entities are subject. The provision of services to any one department or agency does not constitute a material part of our revenues. You should read note 28 to our consolidated financial statements for additional information on our relationship with the Kingdom of Norway.

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
OTHER INFORMATION
      As of March 31, 2006, 2,834,926 ADSs equivalent to 8,504,778 ordinary shares, or approximately 0.50% of the total ordinary shares in issue, were outstanding and were held by three holders. As of March 31, 2006, there was a total of 40,243 record holders of ordinary shares, of whom 174 had registered addresses in the United States and held a total of 144,130,806 ordinary shares (8.45% of the total issued). Since certain ordinary shares are registered in the names of nominees, the number of shareholders of record may not be representative of the number of beneficial owners.
      For the number of shares owned by the members of the board of directors, the corporate assembly and the group executive management as of March 31, 2006, you should read “Item 6: Directors, Senior Management and Employees — Share Ownership”. Shares owned by the board of directors and the group management include closely related parties.

ITEM 8:	FINANCIAL INFORMATION
FINANCIAL STATEMENTS
      See “Item 18: Financial Statements”.
LEGAL PROCEEDINGS
      Telenor is involved in a number of legal proceedings within various forums. Some of these proceedings involve administrative agencies, arbitrations, court cases within the governing jurisdiction and matters before governmental bodies which include minor and material issues that arise out of activities related to Telenor’s business.
      While acknowledging the uncertainties of litigation, Telenor is of the opinion that based on the information available to date, these matters will be resolved without any material negative significant effects individually or in the aggregate on Telenor’s financial position. Provisions have been made to cover unfavorable rulings, judgments, decisions or foreseeable deviations in tax assessments, pending the outcome of appeals by Telenor against these decisions. Furthermore, provisions have been made to cover the expected outcome of the other proceedings to the extent that negative outcomes are likely and that reliable estimates can be made.
      You should read “Item 4: Information about the Company — Regulation” for a description of regulatory proceedings and “Item 4: Information about the Company — Mobile Operations” for information relating to our international mobile operations.
Telenor Eiendom Holding AS
      In January 2003, Telenor Eiendom Holding AS (previously Telenor Communication AS) initiated proceedings against the Norwegian tax authorities before the Oslo District Court relating to the non-recognition of a tax loss for the fiscal year 2001 deriving from the sale of shares in Sonofon Holding A/ S from Telenor Eiendom Holding AS to Dansk Mobil Holding AS. The disputed amount is approximately NOK 8.6 billion, corresponding to a tax charge of approximately NOK 2.4 billion. Hearings were held before the Oslo District Court in January 2004 and a decision favorable to Telenor Eiendom Holding AS was issued on June 14, 2004. The tax authorities appealed the judgment and main proceedings before the Court of Appeal (Borgarting Lagmannsrett) were held on or about November 14 through 18, 2005. On December 21, 2005 a decision was reached and issued by the Borgarting Lagmannsrett Appeals Court in Norway for Telenor Eiendom Holding AS with respect to the intra group sale of Telenor’s shares in Sonofon Holding A/S. The taxes were paid in 2003. On or about January 30, 2006, the Norwegian tax authorities appealed the ruling of the Appeals Court to the Supreme Court of Norway. The Supreme Court has not yet decided whether the appeal will be heard. Consequently, Telenor has not taken the tax reduction to income.
Telenor Mobile AS
      In November 2003, Sense Communication ASA initiated legal proceedings against Telenor Mobil AS before the Oslo District Court claiming that prices set forth in a service provision agreement for the period 2000-2003 had been excessive and not in accordance with the requirements for cost-oriented pricing. Sense gave notice to the effect that the claim might be recalculated in order to include other relevant years. The Asker and Bærum District Court gave judgment in favor of Telenor Mobil in November 2, 2004 and Sense appealed to the Court of Appeal. Sense (Reitan Gruppen AS, the Sense assignee) presented the claim to the Appeals Court during the 8th through the 16th of February 2006 estimating its claim for NOK 261 million plus interest and legal costs. We expect the Appeals Court to render a decision in April 2006.
      In March 2004, Telenor Mobil AS was summoned to appear before the conciliation board in connection with a complaint filed by Tele2. Tele2 has asserted a request for reimbursement of approximately NOK 113 million plus interests and legal costs. Tele2 alleges that prices charged by Telenor Mobil for resale of mobile telephone services under the service provider agreement with Tele2 has not been in accordance with the requirements for cost-oriented pricing and the case has been referred to the District Court for disposition. In May 2005, Tele2 filed their claim and Telenor Mobile has provided its response before the ordinary court in the first instance stating that prices have been in accordance with the requirements of cost oriented pricing. The parties have agreed to suspend the case until clarification of some of the issues determined in the Sense Communication case.
Disputes mentioned in note 24 to the Telenor’s financial statements for 2004, for which a verdict has been reached:
      The liquidators of Enitel AS initiated legal proceedings against Telenor Telecom Solutions AS and Telenor Mobil AS before the Asker and Bærum District Court. The claim for damages and reimbursement of NOK 121 million plus interest was based on alleged overcharging for leased lines and traffic terminated in our fixed and mobile networks for the period of 1997 to 2001. The court hearings commenced on January 17, 2005. In a judgment from Asker and Bærum District Court dated March 14, 2005, the court dismissed the action against Telenor Telecom Solutions AS and Telenor Mobil AS. On April 14, 2005, the parties settled out of court for an amount significantly less than claim asserted.

ITEM 9:	THE OFFER AND LISTING
      The principal trading market for our ordinary shares is the Oslo Stock Exchange. The shares have been listed since the initial public offering in December 2000.
      Our ordinary shares are also listed on the NASDAQ trading in the form of American Depositary Shares (ADSs) evidenced by American Depositary Receipts (ADRs). Each ADS represents three ordinary shares. We have a sponsored ADR facility with JP Morgan Chase Bank (formerly known as Morgan Guaranty Trust Company of New York) as Depositary.

      The following table gives, for the periods indicated, the reported high and low market quotations for the ordinary shares on the Oslo Stock Exchange, as derived from its Daily Official List, and the highest and lowest sales prices of the ADSs as reported on the NASDAQ National Market composite tape.

	NOK per
	ordinary share		$ per ADS

	High	Low	High	Low

2001	45.40	28.00	15.625	9.000
2002	39.30	22.50	13.330	9.000
2003	44.50	22.80	20.200	9.500
2004	56.50	43.40	28.390	19.008
2005	66.75	49.50	30.295	22.850
2003
First Quarter	28.80	22.80	12.000	9.500
Second Quarter	31.80	23.20	13.800	9.760
Third Quarter	33.80	29.20	14.300	12.020
Fourth Quarter	44.50	32.20	20.200	13.701
2004
First Quarter	51.00	43.40	22.550	19.760
Second Quarter	48.60	43.60	21.890	19.008
Third Quarter	51.25	45.50	22.650	19.690
Fourth Quarter	56.50	50.75	28,390	23.150
2005
First Quarter	60.75	54.75	29.600	26.000
Second Quarter	58.75	49.50	28.230	22.950
Third Quarter	59.50	50.50	28.437	22.850
Fourth Quarter	66.75	54.00	30.295	25.399
2006
First Quarter	73.75	64.50	33.990	28.910
October 2005	63.50	54.00	29.540	25.399
November 2005	63.50	59.25	29.760	27.500
December 2005	66.75	64.00	30.295	28.250
January 2006	67.75	64.50	31.409	28.910
February 2006	73.00	66.50	32.600	29.550
March 2006	73.75	70.00	33.990	31.540

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

Share capital
      Our share capital is NOK 10,293,421,758 divided into 1,706,570,293 ordinary shares.
      For additional information relating to our share capital, you should read note 32 to our consolidated financial statements.

Nominal value of shares
      The nominal value of each ordinary share is NOK 6.

Board of Directors
      Our articles of association provide that our board of directors shall consist of between five and eleven members.

Corporate Assembly
      We have a fifteen member corporate assembly. Members of the corporate assembly are elected for a term of two years. The General Meeting elects ten members with three alternates. The employees elect five employee members and two observers, all with alternates.

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

Election Committee
      We have an election committee that makes recommendations to the general meeting regarding the election of shareholder-elected members of the corporate assembly and their alternates. The committee consists of four members who are shareholders or representatives of shareholders. The chairman of the corporate assembly is a permanent member of the committee and acts as its chairman. Two members are elected by the general meeting and one member is elected by and from the corporate assembly’s shareholder-elected members. Each member is elected for a two-year term.

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
TAXATION
Norwegian Tax Matters
      This section describes the material Norwegian tax consequences that apply to shareholders resident in Norway as well as non-resident shareholders in connection with the acquisition, ownership, and realization of our ordinary shares and ADSs. This section does not provide a complete description of all tax regulations, which may be relevant (i.e. for investors to whom special regulations may be applicable). This section is based on current law and practice. Shareholders should contact their professional tax advisors for advice concerning any potential individual and/or other tax consequences.
Taxation of dividends and gains on shares
      Taxation of dividends and gains on shares is subject to the legal status of the shareholder (i.e. whether the shareholder is a corporate shareholder or an individual shareholder).
Corporate shareholders
      For corporate shareholders, the exemption method was introduced as from March 26, 2004. The tax exemption model implies that limited liability companies (i.e. private and public limited companies and equivalent entities) are exempt from tax on dividends and on capital gains from the alienation of shares. Correspondingly, the right to deduct losses on shares is abolished.

      The exemption method applies to private and public limited companies and other companies of the same standing as limited companies for tax purposes. Furthermore, the tax exemption for companies’ income from shares applies to associations, institutions, estates in bankruptcy, municipals and state owned companies. As a main rule, foreign companies and legal entities are also included in the exemption, provided that the foreign company or entity is equivalent to the Norwegian exempt entity. Thus, as a main rule, a foreign equivalent company or legal entity is exempt from tax on dividends or capital gains on shares.
      The exemption method does not apply for withholding tax on dividends for shareholders resident outside the European Economic Area (EEA). This implies that the general withholding tax rate of 25% will apply for a corporate shareholder outside the EEA, even if the shareholders may be deemed as an entity equivalent to a Norwegian exempt entity.
      The general withholding tax rate may be reduced in a tax treaty between Norway and the resident country of the shareholder (normally to 15%) and in cases where a corporate shareholder holds a qualifying percentage of the shares of the distributing company, the withholding tax rate on dividends is in most cases reduced to 5% or even to zero. The treaty rate in the U.S.-Norwegian treaty is 15% in all cases.
Individual shareholders
      Individual shareholders (i.e. shareholders other than corporate shareholders as set out above) are subject to tax on share income according to the “Shareholder Method”, introduced as of January 1, 2006. According to the Shareholder Model, share income, including dividend income and capital gains from the alienation of shares, is taxed in the hands of individual shareholders as general income. A tax free base amount is offered, based upon the interest level on State bonds of 3 years duration (deemed as a risk free return on capital) multiplied with the cost price on the shares, adjusted according to the RISK-rules for the years up to 2006 when the RISK rules are abandoned. RISK is the Norwegian abbreviation for the adjustment of the cost price on shares for retained earnings after tax during the ownership of the shareholder.
      Any tax free base amount on a specific share that exceeds dividends distributed on the same share is added to the allowance basis for calculation of the tax free amount for future tax years and can be carried forward and deducted from future dividends distributed on the same share. Upon alienation of the share, any remaining tax free amount may reduce taxable gains on the share.
      For individual shareholders resident outside Norway, there are no amendments to the existing withholding tax regime on dividends from Norwegian companies. This implies that the general withholding tax rate of 25% will apply, unless the shareholder is carrying on business activities in Norway and such shares are effectively connected to such activities. In that case, the rules described in the foregoing paragraph are applicable.
      The general withholding tax rate may be reduced in a tax treaty between Norway and the resident country of the shareholder, normally to 15%. In case the withholding tax rate set in a tax treaty is less than the tax free base amount offered to Norwegian resident shareholders, the foreign tax payer may apply for a corresponding reduction of the withholding tax.
      The 15% withholding rate under the tax treaty between Norway and the United States will apply to dividends paid on shares held directly by U.S. holders properly demonstrating to the company that they are entitled to the benefits of the treaty.
      Dividends paid to the depositary for redistribution to shareholders holding ADSs will at the outset be subject to a withholding tax of 25%. The beneficial owners will in this case have to apply for refund of the excess amount of tax with the Central Office — Foreign Tax Affairs. However, provided it is acting as a licensed custodian operating (a) nominee account(s) in the Norwegian Registry of Securities (the VPS System) with approval from the Norwegian Banking, Insurance and Securities Commission and the Central Office — Foreign Tax Affairs, the bank(s) acting as depositary is entitled to receive dividends from us for redistribution to ADS holders who are beneficial owners at the treaty withholding rate of 15%.

Wealth tax
      The value of the shares is included when computing the wealth tax imposed on individuals deemed resident in Norway for tax purposes. Norwegian joint stock companies and certain other companies in a similar position are not subject to wealth tax. Currently, the marginal wealth tax rate is 1.1% of the value assessed. The value for assessment purposes for shares listed on the Oslo Stock Exchange is 65% of the listed value of such shares as of January 1 in the year of assessment, with effect from the income year 2005. For income year 2006, the value is set at 80% for tax assessment purposes. Shareholders resident outside of Norway are ordinarily not subject to wealth tax in Norway for shares in Norwegian joint stock companies.
Inheritance tax and gift tax
      Upon transfer of shares due to inheritance or certain gifts, such transfer may be subject to inheritance or gift tax. As of January 1, 2006, shares in Norwegian private and public limited liability companies and equivalent foreign companies are valued according to a continuity rule. According to this rule, the transferor’s cost price is transferred from the transferor to the recipient. Still, such transfer is not subject to Norwegian tax if the donor/deceased was neither a national nor resident of Norway for tax purposes.
Taxation upon realization of subscription rights
      A holder of shares who exercises his subscription rights is not considered to realize any gain in connection with such subscription of new shares.
      Further, shareholders who sell or otherwise dispose of subscription rights are not subject to tax on capital gain obtained from the disposal, provided that the shareholder is encompassed by the exemption method set out above for corporate shareholders. For shareholders not encompassed by the exemption method, capital gains taxation will apply.
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
Generally
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
      You should consult your personal tax attorney, CPA or other advisor regarding United States federal, state, local and any other tax consequences of owning and disposing of shares and ADSs for your particular situation.
Taxation of dividends
      Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder, the gross amount of any dividend paid by Telenor out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15%, provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends paid by Telenor generally will be qualified dividend income.
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

      Subject to certain limitations, the 15% Norwegian tax withheld in accordance with the Treaty and paid over to Norway will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent that a refund of a portion of the tax withheld is available to you under Norwegian law or the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. See “Norwegian Tax Matters — Taxation of dividends” above. Dividends will be income from sources outside the United States. Dividends paid in taxable years beginning before January 1, 2007 generally will be “passive income” or “financial services income” and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.
Taxation of capital gains
      Subject to the passive foreign investment company rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
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
DOCUMENTS ON DISPLAY
      It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Funding and Financial Risk Management Activities in Telenor
      You should read notes 22 and 23 to our consolidated financial statements for a description of funding and financial risk management activities in Telenor and “Item 5: Operating and Financial Review and Prospects — Information About Contractual Cash Payments and Capital Resources — Capital Resources” for additional information about our sources of financing.

Sensitivity Analysis
      We adopted sensitivity analysis as the approach to quantify market risk.
      Fair values have been estimated in conjunction with the principles described in note 23 to our consolidated financial statements.
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
      The model underlying the sensitivity analysis includes derivatives as well as bank deposits and borrowings, current interest bearing investments, commercial paper and bonds. The fair values of our equity investments or cash flows from these assets are not taken into account. As such the analysis does not show our total net exposure to financial market risk.
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

	Fair value
	as of	Interest rates		Exchange rates		Volatility
	December 31,
2005	2005	-10%	10%	-10%	10%	-10%	-10%

	(NOK in millions)
Foreign exchange derivatives(2)	530	24	(24)	(1,506)	1,506	—	—
Interest rate derivatives(2)	(170)	57	(71)	(29)	29	(8)	8
Net interest-bearing liabilities(1)	(32,155)	(275)	271	3,406	(3,406)	—	—

Total	(31,795)	(194)	176	1,871	(1,871)	(8)	8

	Fair value
	as of	Interest rates		Exchange rates		Volatility
	December 31,
2004	2004	-10%	10%	-10%	10%	-10%	-10%

	(NOK in millions)
Foreign exchange derivatives	967	39	(38)	(111)	111	—	—
Interest rate derivatives	26	28	(24)	(28)	28	(10)	11
Net interest-bearing liabilities	(21,180)	(265)	260	2,277	(2,277)	—	—

Total	(20,187)	(198)	198	2,138	(2,138)	(10)	11

(1)	Includes interest-bearing liabilities at fair value. Cash and short-term money market investments.

(2)	All derivatives are included.
      The increase in market value of net interest-bearing liabilities as of December 31, 2005 compared to December 31, 2004 was mainly due to the increase in interest-bearing debt during the period.
      As of December 31, 2005, the exchange rate risk quantified in this analysis decreased compared to December 31, 2004. The portfolio of foreign currency denominated financial instruments was decreased in this period.
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
      We maintain “disclosure controls and procedures” as such term is defined in Exchange Act Rule 13a-15(e). This includes the establishment of a disclosure committee. The disclosure committee currently consists of Trond Westlie, chief financial officer, Knut Giske, group controller, Pal Wien Espen, group general counsel, Anne-Sissel Skanvik, head of communication, and Erling Thune, head of investor relations. The committee is generally responsible for considering the materiality of information and determining our disclosure obligations on a timely basis. The committee also allocates reviewing responsibilities to the appropriate officers within Telenor. The committee, together with our chief executive officer and chief financial officer, has the responsibility for the evaluation of the effectiveness of our disclosure and control procedures and may generally take all actions deemed necessary or desirable to ensure compliance with such procedures.
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
      Our management, with participation of the chief executive officer and the chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (pursuant to Exchange Act Rule 13a-15(b)) as of the end of the period covered by this annual report. Based on that evaluation our management, including the chief executive officer and the chief financial officer, concluded that subject to the limitations noted above our disclosure controls and procedures were effective as of December 31, 2005.
      There have been no significant changes in our internal controls over financial reporting identified in connection with the above-mentioned evaluation that occurred in the period covered by this annual report that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A:	AUDIT COMMITTEE FINANCIAL EXPERT
      On December 19, 2003, our board of directors determined that John Giverholt qualifies as an audit committee financial expert within the meaning of Item 16A of Form 20-F and determined that he is considered independent within the meaning of SEC and NASDAQ Marketplace Rules. For more information on our audit committee you should read “Item 6: Directors, Senior Management and Employees — Directors and Senior Management — Board Practices”.

ITEM 16B:	CODE OF ETHICS
      On October 26, 2005 our board of directors adopted amendments to our existing Codes of Conduct, which are applicable to directors, officers and employees. These amendments revise the Codes of Conduct to include the standards required for a “Code of Ethics” within the meaning of Item 16B of Form 20-F and NASDAQ Marketplace Rule 4350(n). The Codes of Conduct are available on our website at http://www.telenor.com/csr/telenors/coc/.

ITEM 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES
      The following table provides an overview of the fees billed by Ernst & Young AS, our independent auditors with respect to 2004 and 2005, for professional services performed in 2004 and 2005

	Year Ended
	December 31,

	2004	2005

	(NOK in millions)
Audit Fees	29.0	41.7
Audit-Related Fees	10.0	9.3
Tax Fees	5.2	5.6
All Other Fees	0.7	1.0

Total	44.9	57.6

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
      On July 29, 2005 Telenor ASA caused to be furnished the newly required NASDAQ corporate governance certification for foreign private issuers pertaining to the Audit Committee and other matters. No exemptions were noted.

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
      On May 20, 2005, the general meeting of shareholders authorized the board of directors on behalf of Telenor to acquire 170,500,000 own shares, which equates to approximately 10% of the company’s share capital after the completion of the capital reduction approved on May 20, 2005. This authorization superseded the authorization of May 6, 2004 and is valid until July 1, 2006. Telenor purchased 5,620,000 shares pursuant to the 2004 share buyback authorization in 2005. Following the May 2005 share buyback authorization, Telenor has purchased 13,844,000 shares in 2005.
      The table below sets forth sets forth the total number of purchases by Telenor of own shares in 2005, comprising 5,620,000 shares purchased pursuant to the 2004 share buyback authorization and 13,844,000 shares purchased pursuant to the 2005 share buyback authorization.

ISSUER PURCHASES OF EQUITY SECURITIES

				(c) Total Number of		(d) Maximum
				Shares Purchased as		Number of Shares
				Part of		that May
			(b) Average Price	Publicly Announced		Yet Be Purchased
	(a) Total Number of		Paid per Share in	Plans or		Under the Plans or
Period 2005	Shares Purchased		NOK	Programs(1)		Programs(2)

January	—		—	—		159,980,198
February	—		—	—		159,980,198
March	5,620,000		58.38	5,620,000		154,360,198
April	—		—	—		154,360,198
May	789,000		51.82	789,000		169,711,000
June	5,625,000		51.31	5,625,000		164,086,000
July	—		—	—		164,086,000
August	4,850,000		56.69	4,850,000		159,236,000
September	2,580,000		58.22	2,580,000		156,656,000
October	—		—	—		156,656,000
November	—		—	—		156,656,000
December	—		—	—		156,656,000

Sum	19,464,000	(3)	55.38	19,464,000	(3)

(1)	Shares purchased prior to May 2005 were purchased pursuant to the 2004 share buyback authorization. Shares purchased from May 2005 were purchased pursuant to the 2005 share buyback authorization.

(2)	Up until May 20, 2005, Telenor was authorized to purchase up to 10% of its own shares (approximately 174,980,098 shares). Since May 20, 2005, Telenor has been authorized to purchase 170,500,000 of its own shares (approximately 10% of its share capital).

(3)	All shares were purchased in the open market and pursuant to the authorizations described above.
PART III

ITEM 17:	FINANCIAL STATEMENTS
      Not applicable.

ITEM 18:	FINANCIAL STATEMENTS
      Our consolidated financial statements of Telenor ASA beginning on page F-1 and the related notes, the report thereon of Ernst & Young AS and the report of Rahman Rahman Hug on the financial statements of GrameenPhone as of and for the year ended December 31, 2005 are filed as part of this annual report on Form 20-F.

ITEM 19:	EXHIBITS
      The following exhibits are filed as part of this annual report:

Exhibit 1	Articles of Association for Telenor ASA, as amended on May 20, 2005 (English translation)
Exhibit 2(b)(i)	Instruments defining the Rights of Holders of Long-Term Debt:
Terms and conditions of Telenor’s US$6 billion Euro Medium-Term Notes program.(*) Excluding such program, the total amount of long-term debt securities of Telenor authorized under any instrument, does not exceed 10% of the total assets of Telenor on a consolidated basis. Telenor agrees to furnish copies of any or all such other instruments to the Securities and Exchange commission upon request.
Exhibit 4(c)	Form of Director/Group Management Employment Contract
Exhibit 8	Subsidiaries
Exhibit 12	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 13	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(*)     Incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2002.

SIGNATURE
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Telenor ASA (Registrant)

By:	/s/ Trond Ø. Westlie

Trond Ø. Westlie
Chief Financial Officer
Date: April 6, 2006

TELENOR ASA
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TELENOR ASA
Annual consolidated financial statements:
Reports of Independent Accountants
Report of Ernst & Young AS as of and for the years ended December 31, 2004 and 2005, dated April 6, 2006	F-2
Report of Rahman Rahman Huq for the fiscal year ended December 31, 2005, dated April 3, 2006	F-3
Consolidated Statements of Profit and Loss	F-4
Consolidated Balance Sheet	F-5
Consolidated Cash Flow Statement	F-6
Consolidated Statement of Changes in Equity	F-7
Summary of Significant Accounting Principles	F-9
Notes to the Consolidated Financial Statements	F-22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of the Telenor Group
      We have audited the accompanying consolidated balance sheets of the Telenor Group as of December 31, 2005 and 2004, and the related consolidated income statements, consolidated statements of changes in equity, and consolidated cash flow statements for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of GrameenPhone Ltd., a 62%-owned subsidiary, as of and for the years ended December 31, 2005 and 2004, which statements reflect total assets constituting 4 percent in 2005 and 3 percent in 2004, and total revenues constituting 4 percent in 2005 and 4 percent in 2004 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for GrameenPhone Ltd., is based solely on the report of the other auditors.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.
      In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Telenor Group at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards as adopted by the European Union which differ in certain respects from United States generally accepted accounting principles (see note 38 of the notes to the consolidated financial statements).
/s/ Ernst & Young AS
Oslo, Norway
April 6, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors of GrameenPhone Ltd.
      We have audited the accompanying balance sheet of GrameenPhone Ltd. as of 31 December 2005 and 2004, and the related profit and loss account, statement of changes in equity and cash flow statement for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GrameenPhone Ltd. at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2005, in conformity with Bangladesh Accounting Standards which differ in certain respects from International Financial Reporting Standards as adopted by the European Union and United States generally accepted accounting principles (see note 3.2.1 of the notes to the financial statements).
/s/ Rahman Rahman Huq
Dhaka, Bangladesh
April 3, 2006

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS
Telenor Group January 1 — December 31

	Note	2004	2005

		NOK in millions,
		except per share
		amounts
Revenues	2	60,591	68,927
Operating expenses
Costs of materials and traffic charges	4	15,924	17,711
Own work capitalized	5	(557)	(704)
Salaries and personnel costs	6,7	9,970	10,236
Other operating expenses	8	13,871	17,606
Other (income) and expenses	9	(152)	242
Depreciation and amortization	15	10,637	11,544
Write-downs	15, 17	3,531	587
Operating profit		7,367	11,705
Associated companies	18	986	1,233
Financial income and expenses
Financial income		496	447
Financial expenses		(1,561)	(1,639)
Net currency gains (losses)		(87)	84
Change in fair value of financial instruments			243
Net gains (losses and write-downs) of financial items		2,673	518
Net financial items	13	1,521	(347)
Profit before taxes		9,874	12,591
Taxes	14	(2,461)	(3,453)
Profit from continuing operations		7,413	9,138
Profit (loss) from discontinued operations	1	—	(4)
Profit from total operations		7,413	9,134
Attributable to:
Non-controlling interests (Minority interests)		1,320	1,488
Equity holders of Telenor ASA (Net income)		6,093	7,646

Earnings per share in NOK
From continuing operations
Basic	25	3.49	4.47
Diluted	25	3.48	4.47
From total operations
Basic	25	3.49	4.47
Diluted	25	3.48	4.47

CONSOLIDATED BALANCE SHEET
Telenor Group at December 31

	Note	2004	2005

		NOK in millions
Assets
Deferred tax assets	14	3,357	3,052
Goodwill	16	13,354	20,700
Other intangible assets	16	11,076	21,245
Property, plant and equipment	16	37,543	43,958
Associated companies	18	6,602	7,424
Financial non-current assets	20	1,249	2,267
Total non current assets		73,181	98,646

Current tax assets		207	110
Inventories		596	695
Trade and other receivables	19	11,487	13,852
Other financial current assets	20	844	3,619
Assets held for sale	1	—	667
Cash and cash equivalents	29	5,081	6,806
Total current assets		18,215	25,749

Total assets		91,396	124,395

Equity and liabilities
Equity attributable to equity holders of Telenor ASA		40,122	46,399
Non-controlling interests (Minority interests)		3,946	7,134
Total equity		44,068	53,533

Liabilities
Non-current interest-bearing financial liabilities	22	20,602	27,139
Non-current non-interest-bearing financial liabilities		573	580
Deferred tax liabilities	14	2,292	2,669
Provisions etc.	21	3,188	3,368

Total non-current liabilities		26,655	33,756

Current interest-bearing financial liabilities	22	3,991	11,908
Trade and other payables	24	15,175	20,827
Current tax liabilities		321	853

Current non-interest bearing financial liabilities	24	431	2,314
Liabilities held for sale	1	—	287

Provisions etc.	21	755	917

Total current liabilities		20,673	37,106

Total equity and liabilities		91,396	124,395

CONSOLIDATED CASH FLOW STATEMENT
Telenor Group January 1 — December 31

	Note	2004	2005

		NOK in millions
Proceeds from sale of goods and services		61,107	69,853
Payments to suppliers of goods and services and of other operating expenses		(30,639)	(35,461)
Payments to employees, pensions, social security tax and tax deductions		(9,280)	(9,635)
Proceeds from interest income		323	347
Proceeds from other financial income		590	162
Payments of interest expenses		(1,361)	(1,563)
Payments of other financial expenses		(67)	(49)
Other proceeds and payments related to operating activities		(22)	4
Payment of income taxes and public duties		(1,660)	(1,318)
Net cash flow from operating activities(1)		18,991	22,340
Proceeds from sale of property, plant and equipment and intangible assets		263	539
Purchase of property, plant and equipment and intangible assets		(11,613)	(14,213)
Cash receipts from sale of subsidiaries and associated companies, net of cash sold	29	849	740
Cash payments on purchase of subsidiaries and associated companies, net of cash purchased	29	(6,281)	(8,128)
Proceeds from sale of other investments		3,960	1,539
Payments for other investments		(209)	(475)
Net cash flow from investment activities		(13,031)	(19,998)
Proceeds from non-current liabilities		2,486	5,718
Proceeds from current liabilities		55	6,057
Payments on non-current liabilities		(6,044)	(4,724)
Payments on current liabilities		(808)	(2,876)
Proceeds from issuance of shares, inclusive from minority interests		47	74
Shares buy back		(2,020)	(2,267)
Payment of equity and dividends to minorities in subsidiaries		(207)	(219)
Payment of dividends		(1,764)	(2,595)
Net cash flow from financing activities		(8,255)	(832)
Effect on cash and cash equivalents of changes in foreign exchange rates		(268)	215
Net change in cash and cash equivalents		(2,563)	1,725
Cash and cash equivalents at January 1		7,644	5,081
Cash and cash equivalents at December 31	29	5,081	6,806
(1) Reconciliation
Profit after taxes		7,413	9,134
Profit after taxes from discontinued operations		—	4
Taxes		2,461	3,453
Profit before taxes		9,874	12,591
Income taxes paid		(1,516)	(1,369)
Net (gain) loss including write-downs and change in fair value of financial items		(3,161)	(929)
Depreciation, amortization and write-downs		14,168	12,131
Associated companies		(986)	(1,233)
Changes in inventories		(79)	(37)
Changes in accounts receivable and prepayments from customers		95	1,659
Changes in accounts payable and prepaid expenses		237	407
Difference between expensed and paid pensions		267	211
Currency (gains) losses not relating to operating activities		57	(18)
Change in other accruals		35	(1,073)
Net cash flow from operating activities		18,991	22,340
      Value added tax is regarded as collection of tax on behalf of the authorities and reported net. Received dividends are included in line item “Proceeds from other financial income”.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005
Telenor Group

	Attributable to equity holders of Telenor ASA

	(1) Total			(1) Cumulative
	paid	(1) Other	Retained	translation		Minority	Total
	capital	reserves	earnings	differences	Total	interest	equity

	(NOK in millions)
Balance as of January 1, 2004 — Restated according to IFRS(2)	29,311	(732)	9,084	—	37,663	3,420	41,083
Translation differences	—	—	—	(321)	(321)	(419)	(740)
Business combinations and increased ownership interests in subsidiaries	—	871	—	—	871	—	871
Equity adjustments in associated companies	—	62	—	—	62	—	62
Tax on items taken directly to or transferred from equity	—	(253)	—	(284)	(537)	—	(537)
Net income (loss) recognized directly in equity	—	680	—	(605)	75	(419)	(344)

Profit for the year 2004	—	—	6,093	—	6,093	1,320	7,413
Total recognized income and expense for the period	—	680	6,093	(605)	6,168	901	7,069

Dividends	—	—	(1,764)	—	(1,764)	(373)	(2,137)
Share buy back	(2,020)	—	—	—	(2,020)	—	(2,020)
Sale of shares, share issue, and share options to employees	59	16	—	—	75	3	78
Transactions with minorities in subsidiaries	—	—	—	—	—	(5)	(5)
Balance as of December 31, 2004	27,350	(36)	13,413	(605)	40,122	3,946	44,068

Total changes in accounting policy (IAS 32 and 39)(2)	—	661	(208)	—	453	8	461
Adjusted equity as of January 1, 2005	27,350	625	13,205	(605)	40,575	3,954	44,529

Translation differences	—	—	—	525	525	441	966
Business combinations and increased ownership interests in subsidiaries	—	1,829	—	—	1,829	—	1,829
Available-for-sale investments:	—	—	—	—	—	—	—
— Valuation gains (losses) taken to equity	—	1,440	—	—	1,440	20	1,460
— Transferred to profit or loss on sale	—	(388)	—	—	(388)	(24)	(412)
Cash flow hedges:	—	—	—	—	—	—	—
— Valuation gains (losses) taken to equity	—	(172)	—	—	(172)	3	(169)
— Transferred to profit or loss for the period	—	(13)	—	—	(13)	—	(13)
— Transferred to initial carrying amount of hedged items	—	209	—	—	209	—	209
Equity adjustments in associated companies	—	1	—	—	1	—	1
Tax on items taken directly to or transferred from equity	—	(459)	—	(12)	(471)	(1)	(472)
Net income (loss) recognized directly in equity	—	2,447	—	513	2,960	439	3,399

Profit for the period	—	—	7,646	—	7,646	1,488	9,134
Total recognized income and expenses for the period	—	2,447	7,646	513	10,606	1,927	12,533

Dividends	—	—	(2,595)	—	(2,595)	(171)	(2,766)
Share buy back	(2,267)	—	—	—	(2,267)	—	(2,267)
Sale of shares, share issue, and share options to employees	74	6	—	—	80	5	85
Transactions with minorities in subsidiaries	—	—	—	—	—	1,419	1,419
Balance as of December 31, 2005	25,157	3,078	18,256	(92)	46,399	7,134	53,533

(1)	See note 36

(2)	See note 37

Dividends	2004	2005

Dividend per share in NOK — paid	1.00	1.50
Dividend per share in NOK — proposed by the Board of Directors	1.50	2.00
      Total dividends of NOK 2,595 million and NOK 1,764 million was paid in June 2005 and May 2004, respectively.
      In respect of 2005, the directors propose that a dividend of NOK 2.00 per share will be paid to shareholders. This dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements. The proposed dividend is payable to all shareholders on the Register of Members on May 23, 2006, which is the date of the Annual General Meeting. The total estimated dividend to be paid is NOK 3.4 billion. Dividends will not be paid on own shares as of the date of the Annual General Meeting.
      Equity available for distribution as dividends from Telenor ASA was NOK 13,259 million as of December 31, 2005.
Non-controlling (Minority) interests

					Minority
				Minority	interests	Minority
				interests in	in the	interests in
	Minority			the balance	balance	the
	share in %	Minority	Minority	sheet	sheet	balance sheet
	December 31,	part of net	part of net	December 31,	January 1,	December 31,
	2005	income 2005	income 2004	2005	2005	2004

	(NOK in millions)
Kyivstar GSM JSC	43.5	827	588	2,348	1,255	1,255
DiGi.Com bhd	39.0	288	187	1,645	1,190	1,190
GrameenPhone Ltd.	38.0	219	410	648	528	528
DTAC/ UCOM	25.0/13.8	42	—	1,345	—	—
EDB Business Partner ASA	48.2	89	111	856	788	788
Telenor Venture IV AS	49.0	5	—	155	60	52
Other	—	18	24	137	133	133

Total		1,488	1,320	7,134	3,954	3,946

      The change from December 31, 2004 to January 1, 2005 was the implementation of IAS 32 and 39.
      In the third quarter of 2005, Telenor sold 29.0% of the shares in the subsidiary Telenor Venture IV AS. During the fourth quarter of 2005, Telenor increased its economic stake in the previous associated companies DTAC/ UCOM. See note 1. In the fourth quarter of 2004, Telenor increased its ownership interest in GrameenPhone Ltd. In April 2004, Telenor increased its ownership interest in Kyivstar GSM JSC. At the end of December 2004, Telenor sold 20.0% of the shares in the subsidiary Telenor Venture IV AS.
Telenor Group
General information
      Telenor ASA (the Company) is a limited company incorporated in Norway on July 21, 2000. The Company is subject to the provisions of the Norwegian Act relating to Public Limited Liability Companies. The Company’s principal offices are located at Snarøyveien 30, N-1331 Fornebu, Norway. Telephone number: +47 810 77 000. The principal activities of the Company and its subsidiaries (the Group) are described under segments below.
      From January 1, 2005, as required by the European Union’s IAS Regulation and the Accounting Act, the Company has prepared its consolidated financial statements in accordance with International Financial

Reporting Standards (“IFRS”) as adopted by the European Union (“EU”). IFRS as adopted by the EU differ in certain respects from IFRS as issued by the International Accounting Standards Board (“IASB”). However, the consolidated financial statements for the periods presented would be no different had Company applied IFRS as issued by the IASB. References to “IFRS” hereafter should be construed as references to IFRS as adopted by the EU. The financial statements have been prepared on the historical cost basis, except for financial assets available for sale (primarily shares owned less than 20%) and derivative financial instruments, which are carried at fair value. The Group has not elected to revalue Property, Plant and Equipment and intangible assets. The principal accounting principles adopted are set out below.
      The Group’s accounting principles differ, in certain respects, from United States Generally Accepted Accounting Principles (US GAAP). The differences are set forth in note 38.
Adoption of International Financial Reporting Standards
      Regulations of the European Union (EU) require that publicly listed companies within the EU prepare their consolidated financial statements in accordance with “International Financial Reporting Standards” (IFRS) for accounting periods commencing on or after January 1, 2005. Due to the European Economic Area (EEA) agreement, Norwegian listed companies are also required to follow IFRS. Telenor’s first IFRS financial statements are for the year ending December 31, 2005 and include the comparative period for 2004.
      The main changes in accounting principles when preparing Telenor’s financial statements according to IFRS compared to N GAAP are found in note 37.
Summary of significant accounting policies
      At the date of authorisation of these financial statements, the following Standards and Interpretations that could affect Telenor were issued but not effective:

IAS 19 Employee Benefits — amendments issued in December 2004 (shall be applied from the year beginning on January 1, 2006)

IAS 1 Amendment (August 2005) — Capital Disclosures (shall be applied from the year beginning on January 1, 2007)

IAS 39 — Cash Flow Hedge Accounting of Forecast Intragroup Transactions (shall be applied from the year beginning on January 1, 2006)

IFRS 7 Financial Instruments — Disclosures (shall be applied from the year beginning on January 1, 2007)
      The management anticipate to adopt these Standards and Interpretations at the dates stated above and anticipate that the adoption in future periods will have no material impact on the financial statements of the Group.
      Telenor has implemented IFRIC 4 (Determining whether an Arrangement contains a Lease) (shall be applied from the year beginning on January 1, 2006).
Basis of consolidation and non-controlling interests
      The consolidated financial statements incorporate the financial statements of Telenor ASA and entities controlled by Telenor ASA (subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Control normally exists when Telenor has more than 50% voting power through ownership or agreements.
      The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Intercompany transactions, balances, revenues and expenses are eliminated on consolidation.

      Non-controlling (minority) interests in the net assets of consolidated subsidiaries are identified separately from the Group’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the business combination (see below) and the non-controlling interests’ share of changes in equity since the date of the combination.
Business combinations
      The acquisition of subsidiaries is accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, in exchange for control of the acquiree, plus any costs directly attributable to the business combination. If parts or whole of the purchase price has been hedged, and cash flow hedge accounting is applicable according to IAS 39, the gain or loss on the hedge instrument is included in the purchase price.
      The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognised at their fair values at the acquisition date, except for non-current assets that are classified as held for sale. Goodwill arising on acquisition is recognised as an asset at the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceed the cost of the business combination, the excess is recognised immediately in profit or loss.
      The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportion of the net fair value of the assets (excluding goodwill), liabilities and contingent liabilities recognised.
      The increase in value of identifiable assets and liabilities between the time of consolidation and subsequent share purchase is recorded against the shareholders’ equity. The increase of goodwill is capitalized for every acquisition.
      Increases in non-controlling interests from a subsidiary’s equity transactions and sale of shares in a subsidiary are recorded at fair value as non-controlling interests. The difference between the non-controlling interests measured at fair value and the recorded equity in the subsidiary is amortized or written-down through allocating results to the non-controlling interests.
Investments in associated companies
      An associate is an entity over which the Group has significant influence and that is not a subsidiary. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control over those policies. Significant influence normally exists when Telenor has 20% to 50% voting power through ownership or agreements.
      The results and assets and liabilities of associated companies are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associated companies are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group’s share of the net assets of the associated companies (ie profit or loss and equity adjustments), less any impairment in the value of individual investments. Losses of associated companies in excess of the Group’s interest in such companies, including any non-current interests that, in substance, form part of the Group’s net investment in the associated companies are not recognised unless the Group has incurred legal or constructive obligations or made payments on behalf of the associated companies.
      Any goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment. Where a Group entity transacts with an associate of the Group, profits or losses are eliminated to the extent of the Group’s interest in the relevant associated company.
      The net result of associated companies, including amortization and write-downs and gains and losses on disposals, are included as a separate line item in the income statement between operating profit (loss) and financial items. For some associated companies, especially those that are listed (see note 18), financial statements as of the Group’s balance sheet date are not available. In such instances, the most recent financial statements (as of a date not more than three months prior to the Group’s balance sheet date) are used, and estimates for the last period are made based on publicly available information.
Goodwill and cash generating units
      IFRS 3 has been adopted for business combinations for which the agreement date is on or after January 1, 2004.
      Goodwill (see business combinations) is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.
      A cash-generating unit (CGU) is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In identifying whether cash inflows from an asset (or group of assets) are largely independent of the cash inflows from other assets (or groups of assets), the Group considers various factors including how management monitors the entity’s operations (such as by product or service lines, businesses, geographical areas). The Group has identified that a CGU often will be the separate networks in the separate geographical areas (countries), distinguishing between different technologies (mobile, fixed and broadcast).
      Goodwill does not generate cash flows independently of other assets or groups of assets and is allocated to the CGUs expected to benefit from the synergies of the combination that gave rise to the goodwill. CGUs to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount (the higher of fair value less cost to sell and value in use) of the CGU is less than the carrying amount of the unit, the impairment loss does first reduce the carrying amount of any goodwill and then reduce the carrying amount of the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill cannot be reversed in a subsequent period if the fair value of the CGU recovers. Any impairment is included in write-downs in the income statement.
      On disposal of businesses, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.
Non-current assets held for sale and discontinued operations
      Non-current assets and disposal groups are classified as held for sale according to IFRS 5 if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.
      Non-current assets (and disposal groups) classified as held for sale are measured at the lower of the assets’ previous carrying amount and fair value less costs to sell.
      A discontinued operation is a component of the Group that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.
Revenue recognition and measurement
      Revenues are measured at the fair value of the consideration received or receivable, net of discounts and sales related taxes. Revenues are reported gross with a separate recording of expenses to vendors of products or services. However, when Telenor only acts as an agent or broker on behalf of suppliers of products or services, revenues are reported on a net basis.
      Revenues primarily comprise sale of

•	Services: traffic fees, subscription and connection fees, interconnection fees, fees for leased lines and leased networks, fees for data network services, fees for TV distribution and satellite services, IT-operations,

•	customer equipment: Telephony handsets, PCs, terminals, set-top boxes etc., and

•	software
      Revenues from subscription fees are recognized over the subscription period while delivery of other services is normally recognized based on actual usage. Revenues from operating services are recognized on the basis of actual use for volume-based contracts, and on a linear basis over the contract period for term-based contracts.
      Revenues from sale of customer equipment are normally recognized when products are delivered to customers.
Connection fees
      Revenues from connection that do not represent a separate earnings process are deferred and recognized over the periods that the fees are earned which is the expected period of the customer relationship. The expected period of the customer relationship is based on past history of churn, and expected development based on recent development or experience from other Group companies.
      When connection fees are charged in arrangements where discounts is provided on other elements in the transaction (including multiple element transactions) connection fee has been allocated to sale of the rebated equipment or services, limited to the amount of the discount, and therefore recognized as revenue at the same time the equipment or services is recognized as revenue.
Multiple element arrangements
      Revenue arrangements with multiple deliverables are divided into separate units of accounting if the delivered item has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of undelivered items. Arrangement consideration is allocated based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or other specified performance criteria, which most often is the amount received in cash at the time of sale. In most instances the delivered element is equipment, and the equipment is recorded with low revenue, potentially including connection fee, due to discounts provided. The subsequent services are recorded at the normal selling price or at a discounted value, depending on the facts and circumstances.
Sale of software
      Revenue from sale of software licenses and software upgrades is deferred and recognized as revenue over the remaining software maintenance period when the customer does not have the right to use the software without software maintenance from the Group. In addition, in conjunction with these contracts, the Group may develop additional applications that are not essential to the use of the software. These development fees are also deferred and recognized as revenue over the remaining software maintenance period.
Discounts
      Discounts are often provided in the form of cash discount, free products or services delivered by the Group or by external parties. Discounts are recorded on a systematic basis over the period the discount is earned. Cash discounts or free products are recorded as revenue reductions. Free products or services delivered by external parties are recorded as expenses.
      For discount schemes (loyalty programs etc), if the Group has past history to be able to make a reliable estimate the accrued discount is limited to the estimated discount that will actually be earned. The exact amount and earnings period of the discount often must be based on estimation techniques, with potentially changes recorded in the period the estimate changes or the final outcome is known.
Interest and dividend income
      Interest income is accrued on a time basis. Dividend income from investments is recognised when the shareholders’ rights to receive payment have been established.
Pensions
      Defined benefit plans are valued at the present value of accrued future pension benefits at the balance sheet date. Pension plan assets are valued at their fair value. Changes in the pension obligations due to changes in pension plans are recognized over the estimated average remaining service period Accumulated effects of changes in estimates, changes in assumptions and deviations from actuarial assumptions (actuarial gains or losses) that are less than 10% of the higher of pension benefit obligations and pension plan assets at the beginning of the year is not recorded. When the accumulated effect is above 10% the excess amount is recognized in the income statement over the estimated average remaining service period. The net pension cost for the period is classified as salaries and personnel costs.
      Payments to defined contribution plans are expensed as incurred. When sufficient information is not available to use defined benefit accounting for a multi-employer plan that is a defined benefit plan, the plan is accounted for as if it were a defined contribution plan.
      The Group recognized all cumulative actuarial gains and losses on pension obligations at the date of transition to IFRS (January 1, 2004).
      Gains or losses on the curtailment or settlement of a defined benefit plan are recognized when the curtailment or settlement occurs. A curtailment occurs when the Group either is demonstrably committed to make a material reduction in the number of employees covered by a plan or amends the terms of a defined benefit plan such that a material element of future service by current employees will no longer qualify for benefits or will qualify only for reduced benefits.
Leasing
      Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. The evaluation is based on the substance of the transaction. However, situations that individually would normally lead the Group to classify a lease as a finance lease is if the lease term is more than 75 percent of the estimated economic life or the present value of the minimum lease payments exceeds 90 percent of the fair value of the leased asset.
      According to IFRIC 4 the Group may enter into an arrangement that does not take the legal form of a lease but conveys a right to use an asset in return for a payment or series of payments. Determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset; and (b) the arrangement conveys a right to use the asset.
The Group as lessor
      Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group’s net investment in the leases. Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease is added to the carrying amount of the leased asset and recognised on a straight-line basis over the lease term.

The Group as lessee
      Assets held under finance leases are recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation.
      Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term. Prepaid lease payments made on entering into operating leases or acquiring leaseholds are amortized over the lease term in accordance with the pattern of benefits provided and included in the line item “depreciation and amortization” in the income statement.
Foreign currency translation
      The consolidated financial statements are presented in Norwegian Krone, which is the Telenor ASA’s functional and presentation currency. The Group has foreign entities with functional currency other than Norwegian Krone. Transactions in foreign currencies are initially recorded in the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to profit or loss with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity, or monetary items that are regarded as a part of the net investments. These are taken directly to a separate component of equity until the disposal of the net investment, at which time they are recognised in profit or loss. Tax charges and credits attributable to exchange differences on those borrowings are also dealt with in equity. Non-monetary items that are measured in terms of historical cost in foreign currency are translated using the exchange rates as at the dates of the initial transactions.
      As at the reporting date, the assets and liabilities of foreign entities with functional currencies other than Norwegian Krone are translated into Norwegian Krone at the rate of exchange ruling at the balance sheet date and their income statements are translated at the weighted average exchange rates for the year. The translation differences arising on the translation are taken directly to a separate component of equity until the disposal of the net investment, at which time they are recognised in profit or loss. Cumulative translation differences are deemed to be zero at the date of transition to IFRS, and are kept permanently in equity.
Derivative financial instruments and hedging
      The group uses derivative financial instruments such as forward currency contracts, interest rate swaps, cross currency interest rate swaps and interest rate options to hedge its risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative, as long as Telenor has no intention or ability to settle the contracts net. Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken to profit or loss.
      Derivatives embedded in other financial instruments or other non-financial host contracts are treated as separate derivatives when their risk and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealised gains or losses reported in profit or loss. Currency derivatives embedded in committed purchase or sales contracts are not separated and fair valued if the currency in the contract is either the functional currency of one of the parties to the contract or is a commonly used currency for purchase or sales in the relevant country.
      At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to change in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.
      Hedges that meet the strict criteria for hedge accounting are accounted for as follows:
Fair value hedges
      Fair value hedges are hedges of the Group’s exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment, or an identified portion of such, that is attributable to a particular risk and could affect profit or loss. For fair value hedges, the carrying amount of the hedge item is adjusted for gains and losses attributable to the risk being hedged, the derivative is remeasured at fair value and gains and losses from both are taken to profit or loss.
      For fair value hedges relating to items carried at amortised cost, the adjustment to carrying value is amortised through profit or loss over the remaining term to maturity.
      The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation.
      The Group use fair value hedge primarily to hedge interest rate risk of fixed-rate interest-bearing liabilities and currency risk for interest-bearing liabilities.
Cash flow hedges
      A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss. The effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while the ineffective portion is recognised in profit or loss.
      Amounts taken to equity are transferred to profit or loss when the hedged transaction affects profit or loss, such as when hedged financial income or financial expense is recognised or when a forecast sale or purchase occurs. Where the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.
      If the forecast transaction is no longer expected to occur, amounts previously recognised in equity are transferred to profit or loss. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognised in equity remain in equity until the forecast transaction occurs. If the related transaction is not expected to occur, the amount is taken to profit or loss.
      The Group uses cash flow hedges primarily to hedge interest rate risk of variable-rate interest-bearing liabilities and highly probable transactions such as purchase of a foreign entity and significant investments in foreign currency.
Hedges of a net investment
      Hedge of a net investment in a foreign entity is accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognised directly in equity while any gains or losses relating to the ineffective portion are recognised in profit or loss. On disposal of the foreign entity, the cumulative value of any such gains or losses recognised directly in equity is transferred to profit or loss.
Income taxes
      Current tax assets and liabilities are measured at the amount expected to be recovered or paid to the tax authorities. Deferred tax assets and liabilities are calculated using the liability method with full allocation for all temporary differences between the carrying amount of assets and liabilities in the financial statements and for tax purposes, including tax losses carried forward. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill.
      Telenor includes deductions for uncertain tax positions when it is probable that the tax position will be sustained in a tax review. Telenor make provisions to cover in full all changes in Telenor’s tax assessments, pending the final outcome of Telenor’s appeal against the disallowed deductions. Legal disputes concerning tax positions that are not finally settled in the Group’s favour is also fully provided for. Deferred tax assets are recorded in the balance sheet to the extent it is more likely than not that the tax assets will be utilized. The enacted tax rates at the balance sheet date and undiscounted amounts are used.
      Deferred tax assets that will be realized upon sale or liquidation of subsidiaries or associated companies are not recorded until a sales agreement has been entered into or liquidation is decided. Deferred taxes are calculated on undistributed earnings in foreign subsidiaries and associated companies based on the estimated taxation on transfer of funds to the parent company, based on the enacted tax rates and regulation as of the date of the balance sheet.
      Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and the Group intends to settle its current tax assets and liabilities on a net basis.
Current/non-current
      An asset/liability is classified as current when it is expected to be realised/settled or is intended for sale or consumption in, the Group’s normal operating cycle, or it is expected/due to be realised or settled within twelve months after the balance sheet date. Connection revenues and related costs for connection limited to the deferred connection revenues are deferred over the estimated customer relationship. Deferred revenues and costs for connection are classified as current as they relate to the Group’s normal operating cycle. Other assets/liabilities are classified as non-current.
Trade receivables
      Trade receivables are measured on initial recognition at fair value. Appropriate allowances for estimated irrecoverable amounts taking account of the historic evidence of the level of bad debt experienced for customer types are recognized in profit or loss when there is a loss event and objective evidence that the asset is impaired.
Investments
      Investments are initially measured at fair value, plus directly attributable transaction costs.
      Investments, primarily shares owned less than 20%, are classified as available-for-sale and are measured at subsequent reporting dates at fair value. Gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the profit or loss for the period. Impairment losses recognised in profit or loss for equity investments classified as available-for-sale are not subsequently reversed through profit or loss.
Cash and cash equivalents
      Cash and cash equivalents include cash, bank deposits, fixed rate bonds and commercial paper with original maturity of three months or less.
Interest-bearing liabilities
      Interest-bearing bonds and commercial paper, bank loans and overdrafts are initially measured at fair value net of transaction costs, and are subsequently measured at amortised cost, using the effective interest-

rate method. in addition, where fair value hedge accounting is applied the hedged liability is also adjusted for gains and losses attributable to the risk being hedged. On extinguishment of debt in whole or in part the difference between the carrying amount of the liability extinguished and the consideration paid is recognized in profit or loss.
Costs related to connection fees
      Initial direct costs incurred in earning connection fees are deferred over the same period as the revenue, limited to the amount of the deferred revenue. Costs incurred consist primarily of the first payment of distributor commission, costs for credit check, cost of the SIM card, the cost of the printed new customer information package, costs of installation work and expenses for order handling. In most instances costs associated with connection fees exceed such revenues.
Inventories
      Inventories are valued at the lower of cost or market price. Cost is determined using the FIFO or weighted average method.
Advertising costs, marketing and sales commissions
      Advertising costs, marketing and sales commissions are expensed as incurred, unless they form part of the costs that are deferred in relation to deferral of connection fees.
Property, plant and equipment
      Property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated to reduce the cost of assets, other than land, to their estimated residual value, if any, over their estimated useful lives. Cost includes professional fees and, for qualifying assets, borrowing costs capitalised. Depreciation commences when the assets are ready for their intended use.
      Assets held under finance leases and leasehold improvements are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.
      The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the other (income) expense line as part of operating profit or loss.
      Estimated useful life, depreciation method and residual value are evaluated at least annually. The straight-line depreciation method is used for most assets as this best reflects the consumption of the assets, which often is the passage of time. Residual value is estimated to be zero for most assets, except for commercial buildings and vehicles that the Group do not expected to use for the remaining economic life.
      Repair and maintenance is expensed as incurred. If new parts are capitalized, replaced parts are derecognized and any remaining net book value is charged to operating profit (loss) as loss on disposal.
Research and development costs
      Development costs associated with internal-use software are capitalized and amortized over their expected useful life to the extent that they satisfy the criteria for recognition as assets. Costs incurred during the preliminary project stage, as well as maintenance and training costs are expensed as incurred.
      Other research and development costs are expensed as incurred.
Impairment of property, plant and equipment and intangible assets excluding goodwill
      If there are identified indications that property, plant and equipment or intangible assets have suffered an impairment loss, the recoverable amount of the assets is estimated in order to determine the extent of the impairment loss (if any). Intangible assets not yet brought into use (assets under construction) are assessed annually. Where it is not possible to estimate the recoverable amount of an individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs.
      Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
      If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. Where an impairment loss is subsequently reversed, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years.
Assets retirement obligations
      An asset retirement obligation exists where Telenor has a legal or constructive obligation to settle an asset retirement obligation. Where Telenor is required to settle an asset retirement obligation, Telenor has estimated and capitalized the net present value of the obligations and increased the carrying value of the related long-lived asset, with an amount equal to the depreciated value of the asset retirement obligation. Subsequent to the initial recognition, an accretion expense is recorded relating to the asset retirement obligation, and the capitalized cost is expensed as ordinary depreciation in accordance with the related asset. The effect on net present value of any subsequent changes to gross removal costs or discount rates adjust the carrying value of assets and liabilities, and are expensed over the remaining estimated useful life of the related assets.
Share options and employee stock ownership program
      The Group issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value (excluding the effect of non market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed over the vesting period, based on the Group’s estimate of the shares that will eventually vest and adjusted for the effect of non market-based vesting conditions.
      Fair value is measured using the Black-Scholes pricing model. The expected life used in the model has been adjusted based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.
      The Group also has provided employees with the ability to purchase the Group’s ordinary shares at a discount to the current market value. The Board of Directors decides such employee stock ownership grants from time to time. Discounts in the employee stock ownership program are recorded as salaries and personnel costs when the discount is given to the extent that the discount is vested. Non-vested discounts, including bonus shares, are recorded as an expense based on the estimate of the discount related to shares expected to vest, on a straight-line basis over the vesting period.
      Social security tax on options and other share-based payments is recorded as a liability and is recognized over the estimated option period.
      Payments from employees for shares, which are issued by Telenor ASA under the option plan or the employee stock ownership program, are recorded as an increase in shareholders equity. Payments from employees for shares, which are issued under the non-wholly owned subsidiaries’ option plans (EDB Business Partner ASA), are recorded as an increase in non-controlling interests.
Provisions
      Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the management’s best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.
Cash Flow Statement
      The Group presents Cash Flow Statement using the direct method. Cash inflows and outflows are shown separately. Interest received and paid and dividends received are reported as a part of operating activities. Dividends distributed (both by Telenor ASA and by subsidiaries with minority interests) are included as a part of financial activities. Value Added Tax is regarded as collection of tax on behalf of authorities, and is reported net.
Non-monetary transactions
      For transactions subsequent to January 1, 2005, the cost of items of property, plant and equipment acquired in exchange for a non-monetary asset is measured at fair value unless (a) the exchange transaction lacks commercial substance or (b) the fair value of neither the asset received nor the asset given up is reliably measurable. If the acquired item is not measured at fair value, its cost is measured at the carrying amount of the asset given up.
      Acquisition of licenses is regarded as intangible assets that should be capitalized and recorded in the balance sheet. The payment plan is a financing arrangement and the fair value of the asset acquired is the discounted value of the cash consideration. The net present value of the installments to be paid subsequent years is recorded in the balance sheet as a liability.
Critical accounting judgments and key sources of estimation uncertainty
Critical judgments in applying the entity’s accounting policies
      In the process of applying the entity’s accounting policies, which are described above, judgments made by the management that have the most significant effect on the amounts recognized in the financial statements are discussed in the relevant notes below.
Key sources of estimation uncertainty — critical accounting estimates
      The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
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
      Revenue recognition. The main part of our revenues is based on usage, such as traffic or periodic subscriptions. We have many subscribers and offer a number of different services with different price plans. We provide discounts of various types, often in connection with different campaigns. We also sell wholesale products to other operators and vendors within the different countries and across borders. We have to make a number of estimates related to recognizing revenues. To some extent, we have to rely on information from other operators on amounts of services delivered. For some services, the other parties may dispute the prices we charge. We then make estimates of the final outcome. Some revenue is recorded in the balance sheet as deferred revenue, eg some connection fee. We have to estimate the average customer relationship as the deferral period.
      Impairment. We have made significant investments in property, plant and equipment, intangible assets and goodwill, associated companies and other investments. These assets and investments are tested for impairment when circumstances indicate there may be a potential impairment. Factors we consider important which could trigger an impairment review include the following: significant fall in market values; significant underperformance relative to historical or projected future operating results; significant changes in the use of our assets or the strategy for our overall business, including assets that are decided to be phased out or replaced and assets that are damaged or taken out of use, significant negative industry or economic trends; and significant cost overruns in the development of assets.
      Estimating recoverable amounts of assets and companies must in part be based on management evaluations, including estimates of future performance, revenue generating capacity of the assets, assumptions of the future market conditions and the success in marketing of new products and services. Changes in circumstances and in management’s evaluations and assumptions may give rise to impairment losses in the relevant periods.
      Depreciation and amortization. Depreciation and amortization is based on management estimates of the future useful life of property, plant and equipment and intangible assets. Estimates may change due to technological developments, competition, changes in market conditions and other factors and may result in changes in the estimated useful life and in the amortization or depreciation charges. Technological developments are difficult to predict and our views on the trends and pace of development may change over time. Some of our assets and technologies, in which we invested several years ago, are still in use and provide the basis for our new technologies. For example, our copper cables and infrastructure in our fixed networks are used as the basis for the rollout of our ADSL technology and lines. In our mobile business, the development and launch of UMTS technology and services have been slower than the telecommunications industry anticipated a few years ago. We review the future useful life of property, plant and equipment and intangible assets periodically taking into consideration the factors mentioned above and all other important factors. Estimated useful life for similar type of assets may vary between different entities in the Group due to local factors as growth rate, maturity of the market, history and expectations for replacements or transfer of assets, climate and quality of components used. In case of significant changes in our estimated useful lives, depreciation and amortization charges are adjusted prospectively. As of January 1, 2005 we made some changes in our estimated useful lives for some of our assets especially for some components in our networks, as discussed in note 15.
      Business combinations. We are required to allocate the purchase price of acquired companies to the assets acquired and liabilities assumed based on their estimated fair values. For our larger acquisitions, we have engaged independent third-party appraisal firms to assist us in determining the fair values of the assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions. The significant purchased intangible assets recorded by Telenor include customer contracts, brands, licenses, service concession rights, roaming agreements and software. Critical estimates in the evaluations of useful lives for such intangible include, but are not limited to, estimated average customer relationship based on churn, remaining license or concession period, expected developments in technology and markets. The significant tangible assets include primarily networks. Critical estimates in valuing certain assets include, but are not limited to, future expected cash flows for customer contracts, licenses and roaming agreements replacement cost for brands and property, plant and equipment. Management’s estimates of fair value and useful lives are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.
      Income taxes. We write down deferred tax assets to an amount that is more likely than not to be realized. Our write-downs related primarily to losses carried forward in some of our foreign operations. While we have considered future taxable income and feasible tax planning strategies in determining the write-downs, any difference in the amount that we ultimately may realize would be included as income in the period in which such a determination is made.

      In previous years we have realized significant tax losses on shareholdings, both through liquidation and sale of shares to third parties and between companies in our group. Even though we believe that these tax losses are tax deductible, the tax authorities have challenged our evaluations in connection with some of our transactions. Generally, when new rules are introduced there may be disagreements on the interpretation of the new rules and the transitional rules. You should read note 13 for additional information on the Groups uncertain tax positions.
      Pension costs, pension obligations and pension plan assets. Calculation of pension costs and net pension obligations (the difference between pension obligations and pension plan assets) are made based on a number of estimates and assumptions. Changes in, and deviations from, estimates and assumptions (actuarial gains and losses) affect fair value of net pension liabilities, but are not recorded in our financial statements unless the accumulated effect of such changes and deviations exceed 10% of the higher of our pension benefit obligations and our pension plan assets at the beginning of the year. When implementing IFRS as at January 1, 2004 we recognized all actuarial gains and losses. In note 7 we have included a sensitivity analysis for changes in certain actuarial assumptions.
      Legal proceedings, claims and regulatory discussions. We are subject to various legal proceedings, claims and regulatory discussions, the outcomes of which are subject to significant uncertainty. We evaluate, among other factors, the degree of probability of an unfavourable outcome and the ability to make a reasonable estimate of the amount of loss. Unanticipated events or changes in these factors may require us to increase or decrease the amount we have accrued for any matter or accrue for a matter that has not been previously accrued because it was not considered probable or a reasonable estimate could not be made.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT
Telenor Group

1.	BUSINESS COMBINATIONS AND DISPOSALS
      The following significant acquisitions and disposals have taken place in 2005 and 2004. Each business combination is recorded using the acquisition method of accounting. The summary does not include capital increases or other types of financing by Telenor.
Significant acquisitions in 2005

		Change in		Purchase
Company	Country	interest%	Business	price

	(NOK in millions)
DTAC/ UCOM	Thailand	3.5%/61.3%	Mobil telecommunications	2.664
Bredbandsbolaget	Sweden	100%	Broadband operation	4.452
Cybercity	Denmark	100%	Broadband operation	1.313
Business Combinations
      Three significant business combinations have been effected in 2005, while one significant business combination was effected in the beginning of 2006.
Total Access Communication Ltd (DTAC) and United Communication Industry Pcl (UCOM).
      Prior to October 26, 2005, Telenor owned 29.9% of the issued shares in DTAC. UCOM owned 41.6% of the issued shares in DTAC. On October 26, 2005 Telenor’s subsidiary Thai Telco Holding Ltd purchased shares in UCOM and increased Telenor’s economic stake in UCOM by 39.9 to 64.7% for a cash consideration of NOK 1.5 billion.
      As of December 31, 2005, after the tender offers for DTAC and UCOM shares expired, Telenor’s direct and indirect voting interests in UCOM increased by 21.5% to 86.2% and the direct and indirect voting interests in DTAC by 18.2% to 75%, for a total cash consideration of NOK 1.2 billion. The only operations in UCOM to be continued are the ownership in DTAC and the holding of interest bearing liabilities. The minority interests in DTAC as of December 31, 2005 were 25% directly and 5.7% indirectly through UCOM.
      As of December 31, 2005 net interest-bearing debt in the companies was NOK 7.3 billion. The companies were consolidated from the date of acquisition, and the operations in UCOM, excluding the ownership in DTAC and the holding of interest bearing liabilities, were reported as a discontinued operations in the financial statements as of December 31, 2005.
      DTAC is one of the leading mobile operators in Thailand and offers GSM mobile services. The value was set based on a fair value after negotiations between relevant parties and stock exchange regulations in Thailand and Singapore.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
      The initial purchase price allocation, which is performed by independent financial experts, has been determined to be provisional pending the completion of the final valuation of the fair values of assets acquired and liabilities assumed. The preliminary net assets acquired in the transactions, and the goodwill arising, are as follows:

Estimated fair
values

(NOK in millions)
Deferred tax assets	799
Customer Base	1,278
Consession Rights	6,118
Trademarks	1,030
Software	247
Roaming agreements	753
Property, plant & equipment	738
Non-current financial assets	147
Currents assets excluding cash and cash equivalents	1,639
Assets held for sale	531
Cash and cash equivalents	200
Deferred tax liability	43
Non-current liabilities	5,752
Current liabilities	3,473
Liabilities held for sale	285
Net assets	3,927
Goodwill	2,243

Total	6,170

Total consideration, satisfied by cash	2,664
Book value as associated companies at the date of consolidation	940
Increased values in business combination recorded against equity	1,274
Minorities at fair values	1,292

Total	6,170

      Useful life of intangible assets at the date of consolidation were estimated on average to: customer base of 3 years, concession rights of 13 years, trademarks of 13 years, administrative software systems of 3 years and roaming-agreements of 13 years. The goodwill arising on the acquisition of DTAC is attributable to the anticipated profitability of its operations. DTAC is involved in several disputes, most of which commenced several years ago. Only insignificant values were attributed to these contingent liabilities in the purchase price allocation.
      DTAC/ UCOM contributed NOK 1,191 million in revenues and NOK 29 million to the Telenor Group’s profit from total operations for the period between the date of consolidation and December 31, 2005. This does not include Telenor’s interest expenses related to the financing of the acquisition.
      In the period January 1, 2005 to the acquisition date, when DTAC/ UCOM were accounted for as associated companies, they contributed to a profit from total operations of NOK 94 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
Bredbandsbolaget, Sweden
      On July 8, 2005, Telenor acquired 100% of the issued share capital of Bredbandsbolaget (Bredbandsbolaget Holding AB and its subsidiaries) for a cash consideration of NOK 4.5 billion. The value was set based on fair value after negotiations between the parties. The transaction has been accounted for by the acquisition method of accounting.
      Bredbandsbolaget offers high-speed broadband for Internet access, telephony, digital-TV and add-on broadband services.
      The initial purchase price allocation, which is performed by independent financial experts, has been determined to be provisional pending the completion of the final valuation of the fair values of assets acquired and liabilities assumed. The preliminary net assets acquired in the transaction, and the goodwill arising, are as follows:

Estimated fair values

(NOK in millions)
Customer Base	313
Trademarks	140
Software/ Other intangible assets	321
Property, plant & equipment	205
Currents assets excluding cash and cash equivalents	345
Cash and cash equivalents	239
Deferred tax liability	11
Non-current liabilities	1,050
Current liabilities	459
Net assets	43
Goodwill	4,409

Total consideration, satisfied by cash	4,452

      Useful lives of intangible assets at the date of consolidation were estimated on average to: customer base of 5 years, trademark of 15 years and administrative software systems of 3 years.
      The goodwill included deferred tax assets that did not meet recognition criteria to be capitalized in the balance sheet. In addition, the goodwill arising on the acquisition of Bredbandsbolaget is attributable to the anticipated profitability of its operations and to the anticipated synergies.
      Bredbandsbolaget contributed NOK 665 million in revenues and NOK 19 million to the Telenor Group’s profit from total operations for the period between the date of acquisition and December 31, 2005. This does not include Telenor’s interest expenses related to the financing of the acquisition.
Cybercity, Denmark
      On July 5, Telenor acquired 100% of the issued share capital of Esplanaden Holding A/ S for a cash consideration of NOK 1.3 billion. The value was set based on fair value after negotiations between the parties. Esplanaden Holding A/ S owns 100% of the shares in Cybercity A/ S. The transaction has been accounted for by the acquisition method of accounting.
      Cybercity develops, manages and sells broadband solutions and network-based products such as security and VPN products for residential and business customers in Denmark.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
      The initial purchase price allocation, which is performed by independent financial experts, has been determined to be provisional pending the completion of the final valuation of the fair values of assets acquired and liabilities assumed. The preliminary net assets acquired in the transaction, and the goodwill arising, are as follows:

Estimated fair values

(NOK in millions)
Customer Base	235
Trademarks	90
Software	91
Property, plant & equipment	45
Currents Assets excluding cash and cash equivalents	186
Cash and cash equivalents	42
Deferred tax liability	78
Non-current liabilities	155
Current liabilities	200
Net assets	256
Goodwill	1,057

Total consideration, satisfied by cash	1,313

      Useful lives of intangible assets at the date of consolidation were estimated on average to: customer base of 5 years, trademark of 15 years and administrative software systems of 3 years.
      The goodwill included deferred tax assets that did not meet recognition criteria to be capitalized in the balance sheet. In addition the goodwill arising on the acquisition of Cybercity is attributable to the anticipated profitability of its operations and to the anticipated synergies.
      Cybercity contributed NOK 306 million in revenues and NOK 26 million to the Telenor Group’s profit from total operations for the period between the date of acquisition and December 31, 2005. This does not include Telenor’s interest expenses related to the financing of the acquisition.
Vodafone, Sweden
      On January 5, 2006, Telenor acquired 100% of the issued share capital of Vodafone AB, Sweden for a cash consideration of approximately NOK 7.5 billion. The value was set based on fair value after negotiations between the parties. The transaction is not included in the financial statement of 2005. The transaction will be accounted for by the acquisition method of accounting.
      Vodafone offers mobile services to residential and business customers in Sweden.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
      The initial purchase price allocation, which is performed by independent financial experts, has been determined to be provisional pending the completion of the final valuation of the fair values of assets acquired and liabilities assumed. The preliminary net assets acquired in the transaction, and the goodwill arising, are as follows:

Estimated fair values

(NOK in millions)
Deferred tax assets	41
Roaming agreements	584
Terminal supply contracts	337
Software	965
Property, plant & equipment	5,251
Non-current financial assets	148
Currents assets excluding cash and cash equivalents	1,808
Cash and cash equivalents	176
Deferred tax liabilities	1,075
Non-current liabilities	1,168
Current liabilities	1,142
Net assets	5,925
Goodwill	1,612

Total consideration, satisfied by cash	7,537

      The goodwill arising on the acquisition of Vodafone is attributable to the anticipated profitability of its operations.
Disposals in 2005
      At the end of 2005, the Group entered into agreements to sell 100% of the shares in Fixed Czech and Slovakia for a consideration of Euro 18.1 million in cash. The transactions were effected on January 30, 2006. Losses on disposal of NOK 63 million were recorded in 2005 due to reduction of the disposal group to fair value less costs to sell. The assets and liabilities are reported as current assets and liabilities held for sale as of December 31, 2005. The major classes of assets and liabilities comprising the disposal group classified as held for sale are as follows:

(NOK in millions)
Intangible assets	34
Property, plant & equipment	71
Current assets excluding cash and cash equivalents	37

Cash and cash equivalents	23

Total assets	165

Non-current liabilities	29
Current liabilities	3

Total liabilities	32

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
      As of September 18, 2005 the Group sold the remaining part of EDB Business Partner ASA’s Telecom business for a consideration of NOK 133 million. Gains on disposal of NOK 37 million before taxes were recorded in 2005.
      None of these disposals are regarded as discontinued operations according to IFRS 5 as they do not, separately or in aggregate, represent a major line of business or geographical area of operations.
Discontinued Operations
      At the same time as the Group increased its shareholding in UCOM, UCOM received irrevocable purchase offers for the company’s core assets from parties external to the Group. These assets and liabilities are primarily organized in separate subsidiaries of the company, and are regarded as disposal groups that meet the criteria to be classified as held for sale and discontinued operations on acquisition according to IFRS 5. The disposals were approved by the General Meeting of UCOM in January and effected in February 2006.
Pro forma Information (unaudited)
      The following unaudited pro forma financial information presents results as if the acquisition of DTAC, Bredbandsbolaget and Cybercity had occurred at the beginning of the respective periods

	2004	2005

	(NOK in millions,
	except per share
	amounts)
Pro forma revenues	68,435	75,532
Pro forma profit before taxes and minority interest	9,460	12,563
Pro forma net income	5,900	7,473
Pro forma net income per share in NOK	3.37	4.37
      The pro forma results are adjusted for Telenor’s interest expenses and the results in the period prior to acquisition. These pro forma figures have been prepared for comparative purposes only and are not necessarily indicative of the result of operations which actually would have resulted had the acquisitions been in effect in the respective periods or of future results.
Significant acquisitions in 2004

		Change in		Purchase
Company	Country	interest %	Business	price

				(NOK in
				millions)
Sonofon Holding A/ S	Denmark	46.5	Mobile Communication	3,639
European Telecom Luxemburg SA. (ProMonte)	Montenegro	55.9	Mobile Communication	541
GrameenPhone Ltd.	Bangladesh	11.0	Mobile Communication	298
CBB A/ S	Denmark	100.0	Mobile Communication	147
GMPCS Personal Communication Inc	USA	100.0	Satellite Mobile Communications	85
Utfors AB(1)	Sweden	8.3	Telecommunication	70
IT — operation(2)	Norway/Sweden	100.0	Operation and application services	738

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group

(1)	Telenor owned 100% of the shares in the company as of December 31, 2004.

(2)	Asset purchased by EDB Business Partner ASA.
Acquisition of Sonofon Holding A/ S in 2004
      On February 12, 2004, Telenor acquired the remaining 46.5% of the outstanding common shares in Sonofon Holding A/ S that we did not already own. Prior to the acquisition Sonofon was regarded as a joint venture with BellSouth and was accounted for using the equity method. After completion of the acquisition, Telenor owns 100% of the outstanding common shares and the result of operations has been included in the consolidated financial statements from that date. Sonofon Holding A/ S is one of the leading mobile operators in Denmark and offers GSM voice and data communication services on 900 and 1800 MHz frequency in addition to fixed line telephony and Internet access primarily to the business market based on “Fixed Wireless Access (FWA) Technology”. This acquisition was part of Telenor’s strategy to gain control of operations to take advantage of synergies stemming from coordinated activities in a number of markets. The aggregate cost of the business combination was approximately NOK 4.4 billion of which NOK 3.6 billion was paid in cash and liabilities of NOK 0.8 billion assumed from the former owner of the remaining 46.5% shares. The value was set based on a fair value after negotiations between the parties. The allocation of the purchase price has been based on independent financial experts’ estimates of the fair values of assets and liabilities acquired.
      The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of consolidation(1):

Estimated fair values

(NOK in millions)
Property, plant & equipment	2,717
Customer base	1,158
Licences	48
Trademarks	801
Software	1,130
Roaming agreements	534
Currents assets excluding cash and cash equivalents	1,137
Cash and cash equivalents	52
Deferred tax liability	990
Non-current liabilities	3,041
Current liabilities	1,825

Net assets	1,721
Goodwill	6,512

Total	8,233
Total consideration, satisfied by cash(2)	3,639
Book value as an associated company at the date of consolidation	3,985
Increased values in business combination recorded against equity	609

Total	8,233

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group

(1)	These figures include consideration for the last acquisition and the carrying value for the prior investment, when the company was accounted for using the equity method. They reflect the final purchase price allocation that differs in some respects from the preliminary allocation.

(2)	Does not include assumed liabilities of NOK 0.8 billion from the former owner of the shares.
      Useful life of intangible assets at the date of consolidation were estimated on average to: customer base of 4 years, roaming-agreements of 8 years, trademarks of 15 years, licenses of 8 years and administrative software systems of 5 years.
      The goodwill arising on the acquisition of Sonofon is attributable to the anticipated profitability of its operations and to the anticipated synergies. See note 17 for information regarding the write-down of goodwill in Sonofon in 2004.
Pro forma information (unaudited)
      The following unaudited pro forma financial information presents results as if the acquisition of Sonofon Holding A/ S, European Telecom Luxemburg SA (ProMonte GSM D.O.O.), CBB A/ S, GMPCS Communication Inc and IT operations had occurred at the beginning of 2004:

2004

(NOK in millions,
except per share
amounts)
Pro forma revenues	62,407
Pro forma profit before taxes and minority interests	9,674
Pro forma net income	5.964
Pro forma net income per share in NOK	3.41
      The pro forma results are adjusted for Telenor’s interest expenses and the results in the period prior to the acquisitions. These pro forma figures have been prepared for comparative purposes only and are not necessarily indicative of the results of operations which actually would have resulted had the acquisitions been in effect in the respective periods or of future results.
Disposals in 2004
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
      None of these disposals are regarded as discontinued operations as they do not, separately or in aggregate, represent a major line of business or geographical area of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group

2.	REVENUES

	2004	2005

	(NOK in millions)
Analog (PSTN)/digital (ISDN, ADSL and BBT)	14,284	14,125
Mobile telephony	28,775	36,972
Leased lines	1,015	959
Satellite and TV-distribution	7,344	7,514
Other network based activities	2,234	2,096
Customer equipment	1,607	1,580
IT operations and sale of software	4,045	4,501
Other	1,287	1,180
Revenues	60,591	68,927
      Analog (PSTN)/digital (ISDN, ADSL and Broadband telephony (BBT)) includes revenues from traffic, subscription and connection for analog (PSTN), digital (ISDN, ADSL and BBT) and Internet subscriptions. Further, it includes revenues from incoming traffic from other telephone operators.
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
      Other includes revenues from contracting, lease of properties etc.
      Telenor has only limited operating lease revenues. These are primarily lease of some copper accesses and lease of dark fiber to other operators, co-location, lease of equipment, primarily in the satellite business and lease of properties. Telenor has to a very limited extent finance lease revenues (sales-type-lease). These revenues are included in the different revenue categories in the table above and not shown separately due to their immateriality and because they in substance do not differ from the relevant revenue categories. Most agreements have a short minimum lease term, and future minimum lease revenues are immaterial.

3.	KEY FIGURES SEGMENTS
      The segment information for 2004 and 2005 are reported in accordance with Telenor’s accounting principles except for the MVNO agreement discussed below and was consistent with the reporting to the chief operating decision-makers in these periods, and was used by the chief operating decision-makers for assessing performance and allocating resources.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
      The Group’s primary format for reporting segment information is business segments. The primary products and services are mobile communication, fixed line communication (“Fixed”) and TV-based activities (“Broadcast”). In addition the Group reports Other operations as a separate segment.
      The Group’s mobile communication business includes voice, data, Internet, content services, customer equipment and electronic commerce. Due to the size of the different operations, the Group’s mobile operations in Norway, Denmark, Ukraine, Hungary, Malaysia and Bangladesh are shown as separate segments. At the end of 2005 the Group increased its economic stake in the mobile operation in Thailand. In January 2006, the Group increased its mobile operations in Sweden by the purchase of an existing mobile operation. The Group also has mobile operations in Pakistan and Montenegro. In addition the Group has ownership interests in mobile operations in associated companies, especially Vimpelcom in Russia.
      Fixed comprises the Group’s fixed network operations in Norway, Sweden and Denmark, which deliver services including analog PSTN, digital ISDN, Broadbandtelephony, xDSL, Internet and leased lines, as well as communication solutions. During 2005, the Group increased its operations in Sweden and Denmark through purchase of existing businesses, primarily within Broadband operations. At the beginning of 2006, the Group expanded its operations in Sweden through purchase of Glocalnet AB. At the end of 2005 the Group entered into an agreement to dispose the fixed operations in Czech and Slovakia.
      Broadcast comprises the Group’s TV-based activities within the Nordic region. This includes satellite dish, cable TV-networks and satellite master antenna TV-networks systems. Broadcast operate the national terrestrial broadcast network in Norway and provide satellite broadcasting services in the Nordic region, utilizing three geo-stationary satellites.
      Other operations consist of several companies and activities that separately are not significant enough to be reported as separate segments. The main companies are EDB Business Partner ASA (51.8%-owned), Satellite Services, Venture and Corporate functions and Group activities. EDB Business Partner ASA is an Oslo Stock Exchange listed IT group, which delivers solutions and operating services. Satellite Services offers satellite-based communications networks and services. The main activity in Venture is Teleservice AS/ Opplysningen AS, which is responsible for the Group’s Directory Enquiries products in Norway. Corporate functions and Group activities comprise activities such as real estate, research and development, strategic Group projects, Group treasury, international services, the internal insurance company and central staff and support functions.
      Deliveries of network-based regulated services within the Group are based on cost oriented prices based on negotiations between the units. For contract-based services, product development etc., prices are negotiated between the parties based on market prices. All other deliveries between the segments are to be based on market prices.
      Gains and losses from internal transfer of businesses, group contribution and dividends are not included in the profit and loss statements for the segments. Segment revenue and expense includes transactions eliminated on consolidation, including fixed payments under the Mobile Virtual Network Operator (MVNO) agreements with the same counterparty but entered into by different segments, Telenor Mobile Norway and Telenor Mobile Sweden (included in Other mobile operations). For segment reporting, the fixed prepayments were recognized in the balance sheet and amortized to revenue and expense, respectively, based upon the actual to expected usage. During 2004 and 2005, impairment losses were recorded on the prepayments (onerous contracts) in Sweden due to revised expectations of the usage of capacity of the MVNO agreement. For the consolidation, the fixed prepayments were eliminated and related amortization and loss provisions were reversed. Telenor Mobil Norway segment revenues of NOK 210 million in 2005 and NOK 110 million in 2004 were eliminated to reach consolidated revenues. Other mobile operations segment expenses (including onerous contracts) of NOK 293 million and NOK 688 million in 2005 and 2004, respectively, were also eliminated on consolidation. The large amounts for assets and liabilities in Corporate

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
functions and Group activities were due to Group internal receivables and payables. Balance sheet eliminations are primarily Group internal receivables and payables.
Profit and loss 2005

				Depreciation,			Net	Profit (loss)
		External		amortization and	Operating	Associated	financial	before
	Revenues	revenues	EBITDA(1)	write-downs	profit (loss)(2)	companies	items	taxes

	(NOK in millions)
Telenor Mobil — Norway	12,243	11,072	4,471	905	3,566	32	65	3,663
Sonofon — Denmark	5,191	5,059	1,176	1,285	(109)	1	(175)	(283)
Kyivstar — Ukraine	7,272	7,266	4,050	1,224	2,826	—	(144)	2,682
Pannon GSM — Hungary	6,061	6,051	2,185	1,178	1,007	—	107	1,114
DiGi.Com — Malaysia	4,932	4,928	2,142	1,043	1,099	—	(24)	1,075
GrameenPhone — Bangladesh	2,970	2,969	1,559	439	1,120	—	(109)	1,011
Other mobile operations	2,219	2,076	(343)	611	(954)	1,355	(68)	333
Fixed	19,313	17,140	5,885	3,823	2,062	(142)	(517)	1,403
Broadcast	5,649	5,518	1,516	501	1,015	73	190	1,278
Other operations	9,967	7,060	1,091	1,043	48	(87)	123	84
Eliminations	(6,890)	(212)	104	79	25	1	205	231

Total	68,927	68,927	23,836	12,131	11,705	1,233	(347)	12,591

(1)	See table below for definition and reconciliation of EBITDA.

(2)	The segment result is the operating profit (loss).
Definition and reconciliation of EBITDA

	2004	2005

	(NOK in millions)
Profit after taxes	7,413	9,134
Profit after taxes from discontinued operations	—	(4)
Profit after taxes from continuing operations	7,413	9,138
Taxes	(2,461)	(3,453)
Profit before taxes	9,874	12,591
Net financial items	1,521	(347)
Associated companies	986	1,233
Operating profit	7,367	11,705
Depreciation and amortization	10,637	11,544
Write-downs	3,531	587
EBITDA	21,535	23,836

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
Balance sheet items and investments as of December 31, 2005

					Non-current
	Other non-				liabilities
	current	Associated	Current	Total	incl.	Current
	assets	companies	assets	assets	provisions	liabilities	Investments

	(NOK in millions)
Telenor Mobil — Norway	3,611	38	4,618	8,267	1,036	3,436	1,218
Sonofon — Denmark	7,688	5	1,090	8,783	5,585	856	1,063
Kyivstar — Ukraine	8,459	—	2,313	10,772	3,578	1,728	3,654
Pannon GSM — Hungary	8,672	—	2,951	11,623	164	1,184	763
DiGi.Com — Malaysia	5,758	—	2,519	8,277	1,253	2,334	1,170
GrameenPhone — Bangladesh	4,277	—	698	4,975	1,520	1,828	2,596
Other mobile operations	17,821	5,250	3,361	26,432	5,341	8,885	14,334
Fixed	16,961	1,374	9,100	27,435	15,770	5,777	9,525
Broadcast	7,061	625	5,247	12,933	8,849	2,184	453
Other operations	40,723	(1)	3,664	44,386	18,017	20,920	1,014
Eliminations	(29,809)	133	(9,812)	(39,488)	(27,357)	(12,026)	(67)

Total	91,222	7,424	25,749	124,395	33,756	37,106	35,723

Profit and loss 2004

						Associated
				Depreciation,		companies	Net	Profit (loss)
		External		amortization and	Operating	and joint	financial	before
	Revenues	revenues	EBITDA(1)	write-downs	profit (loss)(2)	ventures	items	taxes

	(NOK in millions)
Telenor Mobil — Norway	11,730	10,504	4,305	1,077	3,228	10	64	3,302
Sonofon — Denmark	4,404	4,351	681	4,480	(3,799)	—	(164)	(3,963)
Kyivstar — Ukraine	4,219	4,217	2,581	555	2,026	—	(159)	1,867
Pannon GSM — Hungary	5,907	5,901	2,093	1,316	777	—	50	827
DiGi.Com — Malaysia	3946	3,943	1,732	901	831	—	(110)	721
GrameenPhone — Bangladesh	2,186	2,186	1,313	218	1,095	—	1	1,096
Other mobile operations	423	335	(712)	191	(903)	789	(61)	(175)
Fixed	19,256	17,433	6,338	3,613	2,725	69	(442)	2,352
Broadcast	5,346	5,211	1,498	748	750	46	(475)	321
Other operations	9,540	6,611	1,114	1,018	96	70	4,084	4,250
Eliminations	(6,366)	(101)	592	51	541	2	(1,267)	(724)

Total	60,591	60,591	21,535	14,168	7,367	986	1,521	9,874

(1)	See the table on the previous page for definition and reconciliation of EBITDA.

(2)	The segment result is the operating profit (loss).

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
Balance sheet items and investments as of December 31, 2004

					Non-current
	Other non-				liabilities
	current	Associated	Current	Total	incl.	Current
	assets	companies	assets	assets	provisions	liabilities	Investments

	(NOK in millions)
Telenor Mobil — Norway	3,748	6	3,997	7,751	439	6,165	1,029
Sonofon — Denmark	8,184	1	1,099	9,284	4,529	783	13,237
Kyivstar — Ukraine	4,936	—	1,109	6,045	1,636	1,465	2,612
Pannon GSM — Hungary	9,669	—	2,041	11,710	338	1,364	1,166
DiGi.Com — Malaysia	4,998	—	1,337	6,335	1,079	1,809	920
GrameenPhone — Bangladesh	2,074	—	620	2,694	511	853	1,318
Other mobile operations	2,546	4,469	301	7,316	1,335	687	2,853
Fixed	12,284	1,411	9,639	23,334	10,412	8,684	1,832
Broadcast	6,289	534	4,386	11,209	8,428	2,895	862
Other operations	33,441	70	9,967	43,478	17,974	13,676	1,829
Eliminations	(21,590)	111	(16,281)	(37,760)	(20,026)	(17,708)	(168)

Total	66,579	6,602	18,215	91,396	26,655	20,673	27,490

Geographic distribution of revenues based on customer location

	2004	2005

	(NOK in millions)
Norway	31,157	31,574
Other Nordic	9,469	10,906
Western Europe	1,194	1,268
Central Europe	6,714	7,170
The Ukraine	4,236	6,975
Other Eastern Europe	189	307
Asia	6,343	9,531
Other countries	1,289	1,196

Total revenues	60,591	68,927

Geographic distribution of revenues based on company location

	2004	2005

	(NOK in millions)
Norway	33,397	33,556
Other Nordic	8,954	10,482
Western Europe	638	640
Central Europe	6,397	6,823
The Ukraine	4,217	7,266
Asia	6,131	9,339
Other countries	857	821

Total revenues	60,591	68,927

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group

	Property, plant and
	equipment		Total assets		Investments

	2004	2005	2004	2005	2004	2005

	(NOK in millions)
Norway	21,178	19,171	22,965	14,263	4,949	4,241
Other Nordic	3,303	3,612	13,780	20,809	13,480	8,827
Western Europe	45	56	13,957	13,938	17	52
Central Europe	2,911	2,604	13,733	13,469	2,174	837
The Ukraine	3,597	6,580	6,045	10,772	2,612	3,654
Other Eastern Europe	—	—	4,312	4,214	—	—
Asia	6,238	11,662	15,735	46,135	4,136	18,058
Other countries	271	273	869	795	122	54

Total assets	37,543	43,958	91,396	1,24,395	27,490	35,723

4.                COSTS OF MATERIALS AND TRAFFIC CHARGES

	2004	2005

	(NOK in millions)
Traffic charges — network capacity	8,875	10,634
Traffic charges — satellite capacity	1,191	1,066
Costs of materials etc.	5,858	6,011

Total costs of materials and traffic charges	15,924	17,711

      Traffic charges includes some operating lease costs, primarily the lease of some dedicated network and satellite capacity. These costs are included in the different cost categories in the table above and not shown separately because they in substance do not differ from the relevant cost categories.
5.                OWN WORK CAPITALIZED

	2004	2005

	(NOK in millions)
Costs of materials etc.	161	216
Salaries and personnel costs	311	349
Other operating expenses	85	139

Total own work capitalized	557	704

6.                SALARIES AND PERSONNEL COSTS

	2004	2005

	(NOK in millions)
Salaries and holiday pay	7,554	7,794
Social security tax	1,142	1,138
Pension costs including social security tax	837	771
Share-based payments, excluding social security tax(1)	28	20

Other personnel costs	409	513

Total salaries and personnel costs	9,970	10,236

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group

(1)	Include share options and employee share ownership program, excluding social security tax on these.
      The average number of employees measured in man-years was 23,200 in 2005 and 20,350 in 2004.
7.                PENSION OBLIGATIONS
      The Group provides defined benefit pension plans for substantially all employees in Norway. In addition, the Norwegian government provides social security payments to all retired Norwegian citizens. Such payments are calculated by reference to a base amount annually approved by the Norwegian parliament (G-regulation). Benefits are determined based on the employee’s length of service and compensation. The cost of pension benefit plans is expensed over the period that the employee renders services and becomes eligible to receive benefits.
      11,332 of the Group’s employees were covered through Telenor Pension Fund as of December 31, 2005. In addition the Telenor Pension Fund paid out pensions to 1,681 persons. The Group has a few group pension schemes with independent insurance companies and a separate pension plan for executive employees. Plan assets consisting primarily of bonds, shares and properties fund these pension plans. For employees outside of Norway, contribution plans are dominant.
      In Norway, the Group has agreement-based early retirement plans (AFP) which are defined benefit multi-employer plan. In 2004, Telenor ASA and most Norwegian subsidiaries changed their employers’ organization membership from NAVO to NHO. Consequently, the agreement-based early retirement plan (AFP) was transferred to NHO. For this plan, the administrator is not able to calculate the Group’s share of assets and liabilities and this plan is consequently accounted for as a defined contribution plan and in 2004 NOK 14 million (excluding social security tax) was expensed as previously unrecognized prior service costs. For 2005 and 2004, pension contributions of NOK 49 million and NOK 18 million respectively, were expensed in this plan.
      Actuarial gains in 2005 were primarily due to higher turnover and higher actual return on plan assets than estimated. The changes in assumptions in 2005 had a minor net effect on the pension obligations.
      In 2005, the Group decided that a part of the defined benefit plan (spouse pension) in Norway should be terminated with effect from January 1, 2006. The Group revised its risk tables for death and disability, when it measured the effect of the termination of the part of the plan that was terminated as the risk tables used were interrelated to a large extent. The increased pension obligations due to the revision of the risk tables for death and disability were more than offset by reduced pension obligations due to the termination of parts of the plan. The net effect of the settlement and curtailment was recorded in 2005 with a gain of NOK 63 million (excluding social security tax) to the income statement. It was also decided that the employees in 2006 may chose to change their pension plan to a defined contribution plan. The effect, if any, will be recorded in 2006.
      The risk tables for death and disability are based on commonly used tables in Norway, observations for Telenor and for the population in Norway. The average expected lifetime in the risk tables as of December 31, 2005 are 80 years for men and 84 years for women. Below is shown a selection from the risk

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
tables as of December 31, 2005. The table below shows the probability of an employee in a certain age group becoming disabled or dying, within one year, as well as expected lifetime.

	Disability%		Death%		Expected lifetime

Age	Men	Women	Men	Women	Men	Women

20	0.13	0.16	—	—	79.69	83.81
40	0.21	0.35	0.09	0.11	80.18	84.05
60	1.48	1.94	0.57	0.47	81.57	85.18
80	N/A	N/A	6.20	4.54	87.33	88.85
      The plan assets were measured at December 31, 2005 and 2004. The projected benefit obligations (PBO; net present value of pension benefits earned at the balance sheet date based on expected pension qualifying income at the time of retirement) were measured at September 31, 2005 and 2004 and adjusted for the best estimate of the financial assumptions at December 31, 2005 and 2004, respectively. The actuarial calculations for the Telenor Pension Fund obligations were carried out by independent actuaries. The present value of the projected defined benefit obligation, and the related current service cost and past service cost, were measured using the projected unit credit method. The discount rate for the defined benefit plan in Norway was estimated based on the interest-rate on Norwegian government bonds. Average time before the payments of earned benefits was calculated at 28 years, and the discount rate was projected to a 28-year rate based on reference to European non-current interest rates, as the longest duration in Norway is 10 years. The assumption for salary increase, increase in pension payments and G-regulation are tested against historical observations and the relationship between different assumptions.
      Employees that leave the company before the age of retirement receive a paid-up policy. Telenor Pension Fund administers some of these policies. This is at the discretion of the Telenor Pension Fund and does not affect Telenor. At the time of issuance of paid-up policies Telenor is relieved of any further obligations towards the related employees. The Funds and obligations are valued at the time of issuance of paid-up policies, and are derecognized from pension obligations and plan assets.
      At the time when Telenor AS (now Telenor ASA) was incorporated in 1995, the employees received paid-up policies in the Norwegian Public Service Pension Fund. Employees which have been members of the Norwegian Public Service Pension Fund will have an accrued pension right covered by this fund as a part of total payments. The payments from this pension fund will be adjusted by the increase of the base amount annually approved by the Norwegian parliament. The Norwegian Public Service Pension Fund has a project for updating the correct values of these paid-up policies, and the values have not been adjusted in the period up to 2004. Telenor expects that the outcome of the updating and adjustments may reduce Telenor’s share of

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
pension benefits for the affected employees, which may reduce Telenor’s liabilities at the time of the adjustments.

	2004	2005

	(NOK in millions)
Change in projected benefit obligation
Projected benefit obligation at the beginning of the year	5,323	5,835
Service cost	538	581
Interest cost	263	257
Actuarial (gains) and losses	(80)	(218)
Curtailments and settlements	—	(438)
Acquisitions and sale	(43)	(78)
Benefits paid/paid-up policies	(166)	(150)

Benefit obligations at the end of the year	5,835	5,789

Change in plan assets
Fair value of plan assets at the beginning of the year	3,288	3,811
Actual return on plan assets	239	312
Curtailments and settlements	—	(375)
Acquisitions and sale	20	(56)
Pension contribution	426	350
Benefits paid/paid-up policies	(162)	(146)

Fair value of plan assets at the end of the year	3,811	3,896

Funded status	2,024	1,893
Unrecognized net actuarial gains (losses)(1)	(6)	285
Accrued social security tax(1)	278	263

Total provision for pensions including social security tax	2,296	2,441

Total provision for pensions as of 01.01	2,147	2,296
Acquisitions and sale	(59)	(43)
Net periodic benefit costs	696	591
Pension contribution	(426)	(350)
Benefits paid paid-up policies	(4)	(4)
Social security tax on pension contribution	(58)	(49)

Total provision for pensions as of 12.31. including social security tax (Note 21)	2,296	2,441

(1)	Social security tax is the funded status multiplied with the average social security tax rate. Unrecognized net actuarial gains (losses) include social security tax.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
      The accumulated benefit obligation, which is the net present value of pension obligations earned at the balance sheet date based on the current salary (pension qualifying income) for all defined benefit pension plans was NOK 4,839 million and NOK 4,615 million as of December 31, 2005 and 2004, respectively.

	2004	2005

	(NOK in millions)
Information for pension plans with an accumulated benefit obligation in excess of plan assets
Projected benefit obligation	5,706	5,722
Accumulated benefit obligation	4,546	4,839
Fair value of plan assets	3,714	3,879

	2004	2005

Assumptions used to determine benefit obligations as of December 31
Discount rate in %	4.5	3.9
Future salary increase in %	3.0	3.0
Future increase in the social security base amount in %	3.0	3.0
Future turnover in %	6.0	10.0
Expected average remaining service period in years	12.0	9.0
Future pension increases in %	3.0	2.5

	2004	2005

Assumptions used to determine net periodic benefit costs for years ended December 31
Discount rate in %	5.1	4.5
Expected return on plan assets in %	6.1	5.4
Future salary increase in %	3.4	3.0
Future increase in the social security base amount in %	3.4	3.0
Future turnover in %	6.0	6.0
Expected average remaining service period in years	12.0	12.0
Future pension increases in %	3.4	3.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
      Future turnover has been increased as of December 31, 2005 based on observations over the later years that turnover has been higher than previously expected. This change also affected estimated remaining service period.

	2004	2005

	(NOK in
	millions)
Components of net periodic benefit cost
Service cost	538	581
Interest cost	263	257
Expected return on plan assets	(189)	(197)
Losses/gains on curtailments and settlements	(4)	(63)
Amortization of actuarial gains and losses	(10)	(73)
Social security tax	98	86

Net periodic benefit costs	696	591

Contribution plan costs	141	180

Total pension costs charged to profit (loss) for the year	837	771

      Telenor Pension Fund’s weighted average asset allocations as of December 31, 2005 and 2004, by asset category were as follows:

	2004	2005

Asset category
Bonds %	70	53
Equity securities %	26	32
Properties %	—	12
Other %	4	3

Total	100	100

      The plan assets are invested in bonds issued by the Norwegian government, Norwegian municipals, financial institutions and corporations. Bonds held in foreign currencies are to a large extent currency hedged. Investments in equity securities are restricted to a maximum of 35% of the plan assets. The plan assets are invested both in Norwegian and foreign equity securities. The currency hedging policy for foreign equity securities is evaluated per investment.
      In 2005, land and buildings were sold from the Group to Telenor Pension Fund. The value was set based on evaluations made by an independent Project and Construction Management Company. Parts of the buildings are leased back from the Pension Fund.
      The expected non-current return on plan assets as of December 31, 2005 was 4.7%. Expected returns on plan assets are calculated based on the estimated Norwegian government bond yield at the balance sheet date, adjusted for the different investment categories of the plan assets. The expected long-term yield above government bonds is based on historical non-current yields.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
      Telenor expects to contribute approximately NOK 455 million to the Telenor Pension Fund in 2006.

						2011 to
	2006	2007	2008	2009	2010	2015

	(NOK in millions)
Expected pension benefit payments from the Telenor Pension Fund	88	102	119	138	153	1,176
      Telenor AB (including Utfors AB) and EDB Business Partner AB, have multi-employer plans. The plan is currently accounted for as a defined contribution plan and the cost was NOK 63 million in 2005 and NOK 58 million in 2004.
      As of December 31, 2005, the estimated pension expenses for 2006 for the Norwegian defined benefit plans was approximately NOK 562 million, before any effect of change in pension plan to a defined contribution plan, if any, as discussed above.
      The table below shows an estimate of the potential effects of changes in the key assumptions for the defined benefit plans in Norway, and below is also discussed effects of changes in some risk tables.
      The following estimates and the estimated pension expense for 2006 are based on facts and circumstances as of December 31, 2005. Actual results may materially deviate from these estimates.

					Social		Annual
			Future salary		Security base		adjustments
	Discount rate		increase		amount		to pensions		Turnover

	+1%	-1%	+1%	-1%	+1%	-1%	+1%	-1%	+4%	-4%

	(NOK in millions)
Changes in pension:
Obligations	(751)	1,094	758	(639)	(275)	261	635	(521)	(234)	307
Unrecognized actuarial losses	(856)	1,249	865	(729)	(314)	297	724	(594)	(267)	350
Expenses due to amortization of actuarial losses	(91)	15	—	(76)	(25)	—	—	(59)	(20)	—
Net periodic benefit cost including effect due to amortization of actuarial losses (as shown above)	(193)	163	103	(162)	(63)	35	86	(130)	(52)	42
      Changes in other assumptions may also materially affect the liabilities and expenses. These include tables for death and disability. Based on the tables for death and disability as of December 31, 2005, if death probability increases on average by 10%, the pension obligation will decrease by 2.7%. A corresponding increase in disability probability will only have a minor effect the pension obligation. However, an increase by 50% will increase the pension obligation by 4.2%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
8.                OTHER OPERATING EXPENSES

	2004	2005

	(NOK in millions)
Operating leases of building, land and equipment	1,070	1,248
Other cost of premises, vehicles, office equipment etc	793	860
Operation and maintenance	3,628	4,315
Travel and travel allowances	482	489
Postage freight, distribution and telecommunication	296	389
Concession fees	582	862
Marketing and sales commission	3,735	4,873
Advertising	1,416	2,019
Bad debts(1)	248	311
Consultancy fees and external personnel	1,350	1,757
Other	271	483

Total other operating expenses	13,871	17,606

(1)	See note 10 for more information.
9.                OTHER INCOME AND EXPENSES

	2004	2005

	(NOK in
	millions)
Gains on disposals of fixed assets and operations	562	320
Losses on disposals of fixed assets and operations	74	152
Expenses for workforce reduction and onerous (loss) contracts(1)	336	410

Total other (income) and expenses	(152)	242

(1)	See note 12 for more information.
      Gains on disposals in 2005 were primarily sale of properties, as well as some businesses.
      Gains on disposals in 2004 were primarily the sale of parts of the Telecom business of EDB Business Partner ASA and the sale of the subsidiaries Venture III AS, Securinet AS and Transacty AS.
      Losses on disposal in 2005 were primarily related to disposal of properties and equipment and Fixed Czech and Slovakia.
      Expenses for workforce reduction and onerous (loss) contracts in 2005 were primarily related to the MVNO contract in Sweden and expenses for workforce reductions in Fixed. Expenses in 2004 were primarily workforce reductions related to the IT-operations, Fixed and the Nordic mobile operations. See note 12 for more information.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
10.                 BAD DEBTS

	2004	2005

	(NOK in
	millions)
Provisions as of January 1	592	720
Provisions as of December 31	720	950

Change in provisions for bad debts	128	230

Other changes in provisions for bad debts(1)	(110)	(143)
Realized losses for the year	297	308
Recovered amounts previously written off	(67)	(84)

Total bad debt	248	311

(1)	Includes effects of disposal and acquisition of businesses and translation adjustments. The increase in 2005 was primarily related to the consolidation of DTAC.

11.	RESEARCH AND DEVELOPMENT COSTS
      Research and development costs amounted to NOK 401 million in 2005 and NOK 372 million in 2004. Research and development activities relate to new technologies, new products, security in the network and new usages of the existing network.

12.	WORKFORCE REDUCTIONS, ONEROUS CONTRACTS AND LEGAL DISPUTES
      The following tables display roll forward of the provisions from January 1, 2004:

			2004
	Provisions in		additions		Provisions	Provisions in
	the balance	2004	recorded		reversed	the balance
	sheet at	additions in	directly in	2004	in 2004	sheet at
	January 1,	income	balance(2) &	amounts	income	December 31,
	2004	statement	Interest	utilized	statement	2004

	(NOK in millions)
Workforce reductions
Mobile operations(3)	10	66	—	(35)	(5)	36
Fixed	110	61	—	(76)	—	95
Broadcast	19	5	—	(20)	—	4
Other operations and eliminations	145	176	12	(162)	(6)	165

Total workforce reductions	284	308	12	(293)	(11)	300

Onerous (loss) contracts
Mobile operations(3)	—	569	(3)	(275)	—	291
Fixed	19	25	(10)	(21)	—	13
Broadcast	13	—	—	(4)	—	9
Other operations and eliminations	322	(540)	25	153	(15)	(55)

Total onerous (loss) contracts	354	54	12	(147)	(15)	258

Total workforce reductions and onerous (loss) contracts	638	362	24	(440)	(26)	558

Legal disputes(1)	30	126	—	(6)	(2)	148

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group

			2005
			additions		Provisions
	Provisions in	2005	recorded		reversed	Provisions in
	the balance	additions in	directly in	2005	in 2005	the balance
	sheet 12.31.	income	balance(2) &	amounts	income	sheet 12.31
	2004	statement	interest	utilized	statement	2005

	(NOK in millions)
Workforce reductions:
Mobile operations(3)	36	20	(1)	(36)	(3)	16
Fixed	95	151	1	(73)	—	174
Broadcast	4	—	—	(2)	—	2
Other operations and eliminations	165	48	(1)	(121)	—	91

Total workforce reductions	300	219	(1)	(232)	(3)	283

Onerous (loss) contracts:
Mobile operations(3)	291	417	(24)	(509)	—	175
Fixed	13	8	—	(3)	—	18
Broadcast	9	—	—	(3)	—	6
Other operations and eliminations	(55)	(208)	1	442	(23)	157

Total onerous (loss) contracts	258	217	(23)	(73)	(23)	356

Total workforce reductions and onerous (loss) contracts	558	436	(24)	(305)	(26)	639

Legal disputes(1)	148	23	11	(21)	(34)	127

(1)	Does not include disputes relating to tax issues. See note 14.

(2)	Additions recorded directly to the balance principally relate to acquisitions and currency translation effects.

(3)	Mobile operations consist of Telenor Mobil, Sonofon Kyivstar, Pannon GSM, DiGi.Com, GrameenPhone and other mobile operations.
Provisions as of December 31:

	2004	2005

	(NOK in millions)
Expected to be paid within 1 year
Workforce reductions	219	268
Onerous contracts	111	222
Legal disputes	146	127

Total short term (note 21)	476	617

Expected to be paid after 1 year
Workforce reductions	81	15
Onerous contracts	147	134
Legal disputes	2	—

Total long term (note 21)	230	149

Total	706	766

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
      Onerous contracts relate mainly to estimated losses on the MVNO contract in Sweden and estimated losses on property leases. It also includes liabilities related to transfer of activity in the Telemuseum to a foundation in 2001 and estimated losses on delivery contracts. Estimated losses on property leases are based on assumptions of future subleases based on facts and circumstances as of the balance sheet dates. The actual outcome may differ from the estimates.
      Telenor Mobil Norway and Telenor Mobile Sweden have entered into two Mobile Virtual Network Operator (MVNO) agreements, see note 3. In 2004 Mobile Sweden estimated a loss of NOK 562 million on the fixed prepayments of the MVNO contract in Sweden due to reduced expectations of the future earnings potential. The loss was estimated as the difference between expected future economic benefits and unavoidable costs in the contract. In 2005 the estimated loss for Mobile Sweden was increased by NOK 239 million. These losses were eliminated in the Group accounts and included in “other operations and eliminations” in the tables above. In addition, it was decided that Mobile Sweden should enter into a service provider agreement with Vodafone Sweden due to the acquisition of this company. As a consequence, Telenor do not expected to utilize the MVNO agreement in Sweden. However, as Telenor is required to make minimum variable payments under the contract, Telenor recorded an additional loss of NOK 175 million as of December 31, 2005 which impacts the Group accounts. This loss is the net present value of payments up to and including the first quarter of 2008.
      Provisions for workforce reductions as of December 31, 2005 included approximately 850 employees and more than 800 employees as of January 1 2004 and December 31, 2004.
      Provisions for legal disputes represent the management’s best estimates of the actual outcome. The actual outcome of amount and timing may differ significantly from the estimates.
      Amounts taken to income in 2005 were primarily due to favorable development for property leases and legal disputes.

13.	FINANCIAL INCOME AND EXPENSES

	2004	2005

	(NOK in millions)
Interest income on liquid assets	383	287
Other financial income	113	160

Total financial income	496	447

Interest expenses on interest-bearing liabilities	(1,582)	(1,665)
Other financial expenses	(96)	(120)
Capitalized interest	117	146

Total financial expenses	(1,561)	(1,639)

Net foreign currency (loss)	(87)	84
Total change in fair value of financial instruments	—	243
Gains on disposal of financial assets	2,652	521
Losses on disposal of financial assets	(17)	(2)
Write-downs and reversal of write-downs of financial assets(1)	38	(1)

Net gains (losses and write-downs) of financial assets	2,673	518

Net financial items	1,521	(347)

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group

(1)	As from January 1, 2005, impairment losses recognised in profit or loss for an investment in an equity instrument classified as available for sale shall not be reversed through profit or loss.
      As of January 1, 2005 Telenor implemented IAS 39, see note 37.
      Borrowing costs included in the cost of qualifying assets (capitalized interest) during the year arose in Norway on the general borrowing pool and outside Norway based on the relevant subsidiaries’ borrowing costs. Wholly owned subsidiaries are financed by Telenor. See note 22 for more information about interest rates on external borrowings.
      Gains on disposal in 2005 were primarily gain on sale of Telenor’s shares in Intelsat. Gains on disposal in 2004 were primarily the gain on sale of Telenor’s remaining shareholding in Cosmote SA.
14.     TAXES

	2004	2005

	(NOK in millions)
Profit before taxes and minority interests
Norway	9,404	6,704
Outside Norway(1)	470	5,887
Total profit before taxes and minority interests	9,874	12,591
Current taxes(2)
Norway	4	445
Outside Norway	1,128	1,587
Total current taxes	1,132	2,032
Deferred taxes
Norway	1,421	977
Outside Norway	(92)	444
Total deferred taxes	1,329	1,421
Total income tax expense	2,461	3,453

(1)	Includes associated companies and subsidiaries outside Norway. Gains and losses from disposal of companies are related to the countries in which the disposed companies were located. The gains and losses were, however, to a large extent liable to tax in Norway. In 2004 new tax regulations were introduced in Norway related to gains and losses on realization of shareholdings, as explained below.

(2)	Up to, and including 2005 current taxes were primarily related to mobile companies outside Norway, due to tax losses carried forward in Norway. Current taxes did not include significant adjustments recognized in the periods for current tax of prior periods. However, in 2005, current taxes in Norway included the payment of NOK 334 million following the non-recognition of a tax loss derived from the liquidation of a wholly owned subsidiary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
Effective tax rate
      The table below reconciles the reported income tax expense to the expected income tax expense according to the corporate income tax rate of 28% in Norway. It also shows major components of tax expense (income).

	2004	2005

	(NOK in millions)
Expected income taxes according to corporate income tax rate in Norway (28%)	2,765	3,525
Tax rates outside Norway different from 28%	(34)	(81)
Associated companies	(267)	(350)
Net loss in subsidiaries outside Norway for which deferred tax assets have not been established	181	618
Previously not recognized deferred tax assets in business combinations	(30)	(162)
Non-taxable income	(102)	(128)
Non-deductible expenses	195	265
Write-downs of goodwill that are not tax deductible	842	12
Other deferred tax assets not recognized previously	(461)	(18)
Non-taxable gain on sale of shares	(152)	(30)
Changes in tax law — previously recognized tax assets not realized	257	—
Deferred taxes on retained earnings in subsidiaries and associated companies	(375)	292
Other tax assets not recognized current year	39	16
Previously recognized tax assets — not realized or written-down (valuation allowance) current year	27	6
Conversion of inter-company debt	—	(249)
Liquidation of Dansk Mobil Holding AS	(438)	438
Sale of Telenor Business Solutions AS	—	(701)
Other	14	—
Income tax expense (income)	2,461	3,453
Effective tax rate in %	24.9	27.4
      In December 2004, the Norwegian Parliament enacted new tax rules. The major change for corporations was the introduction of the “Exemption Method”. According to this new legislation, capital gains deriving from the sale of shares and dividends received from subsidiaries will be tax exempt. However, any loss deriving from the sale or other disposal of shares will no longer be tax deductible. The new rules in respect of dividends received became effective as of January 1, 2004, while the capital gains rules regarding non deducibility of capital losses came into effect as of March 26, 2004.
Comments on selected line items in the preceding table
Tax rates outside Norway different from 28%
      The net effects of different tax rates for subsidiaries outside Norway were small for 2005 and 2004. However, this was influenced by tax rates that are both higher and lower than the Norwegian 28% tax rate. The most significant effects were that Pannon GSM Rt. (Hungary) and Kyivstar GSM JSC (Ukraine) had tax rates lower than 28% and GrameenPhone Ltd. (Bangladesh) and Telenor Pakistan had higher tax rates. For 2005, it also included an effect of changes in tax rates in Denmark and for ProMonte.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
Associated companies
      Results from associated companies are reflected after tax and therefore do not impact the Group level taxes. Tax on undistributed earnings, if any, is included in a separate line item (deferred taxes on retained earnings in subsidiaries and associated companies). Gains or losses on sale or liquidation of Telenor’s ownership shares have been taxable in previous years. As a consequence of the new tax rules in Norway in 2004, gains or losses on sale or liquidation of shares will no longer have a tax effect in Norway, but may be subject to tax or give rise to tax loss abroad.
Net loss in subsidiaries outside Norway for which deferred tax assets have not been established
      Deferred tax asset are not recognized for deductible temporary differences, primarily carry forward of unused tax losses in subsidiaries outside Norway. This because we cannot demonstrate probable taxable profits that will be available against such deductible temporary differences. In 2004 and 2005 this issue was primarily related to activities in Sweden and Pakistan, except for Mobile Sweden, a branch operation that is taxable both to Norway and Sweden.
Previously not recognized tax assets in business combinations
      In 2004 and 2005 Telenor realized taxable income and recorded deferred tax assets previously not recognized in business combinations for Canal Digital Group and Utfors AB (only 2004). The tax assets did not previously satisfy the criteria for separate recognition, but parts were recognized in 2004 and 2005. The corresponding tax income was recognized in the income statement. As a result, the carrying amount of goodwill was reduced to the amount that would have been recognized if the deferred tax asset had been recorded at the acquisition date. In 2005, previously not recognized tax assets on Canal Digital Sweden and Denmark were recorded in excess of the related write-downs of goodwill.
Non-taxable income and non-deductible expenses
      The large amounts related primarily to mobile companies outside Norway, especially GrameenPhone in Bangladesh and Kyivstar in the Ukraine.
Write-downs of goodwill that are not tax deductible
      Write-downs of goodwill deriving from purchase of shares are generally not tax deductible. In 2004 this primarily related to write-down of goodwill on Sonofon. For 2005 and 2004, goodwill of NOK 75 million and NOK 50 million, respectively, was expensed due to recognition of tax assets previously not recognized in business combinations, see above.
Other deferred tax assets not recognized previously
      This line primarily relates to losses on subsidiaries and associated companies on which deferred tax assets had not been previously recognized, as well as adjustments to the taxable basis of shares. These deferred tax assets were recognized when the sale or liquidation of shares or loans allowed for the realization of tax losses on these shareholdings or loans, or when Telenor can demonstrate probable taxable profits that will be available against such deductible temporary differences.
      In 2004, Telenor realized a taxable capital gain on the sale of shares in Cosmote SA. According to the transition rules to the “Exemption Method”, this gain was offset by tax losses deriving from sale or liquidation of shares in the period March 26 2004 to December 31, 2004. This also included a tax loss following from to the liquidation of Dansk Mobil Holding AS, which is shown on a separate line in the table and discussed below.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
Non-taxable gain on sale of shares
      In 2004, the Norwegian Parliament enacted the Exemption Method, see above.
Changes in tax laws in Norway — previously recognized tax assets not realized
      Following the introduction of the Exemption Method, Telenor reversed some previously recognized deferred tax assets in 2004. These were primarily related to the future liquidation of dormant subsidiaries of EDB Business Partner ASA, which had not been formally decided by the appropriate corporate body prior to March 26, 2004.
Deferred taxes on retained earnings in subsidiaries and associated companies.
      Telenor has recognized deferred tax liability (primarily withholding tax) for undistributed earnings in subsidiaries and associated companies because it is expected that dividends will be distributed in the foreseeable future or, for associated companies, Telenor is not able to control the timing of the distribution of dividends.
      Deferred taxes are calculated to the extent dividends will be subject to taxation, either in Norway or as withholding taxes at source. Due to introduction of the Exemption Method and the abolishment of withholding taxes in Hungary for dividends that will be distributed to companies resident within the EEA area subsequent to January 1, 2006, Telenor reversed NOK 639 million of deferred taxes on undistributed earnings. The major changes were related to future distributions from Pannon GSM.
Conversion of inter-company debt
      In 2005, following a conversion of inter-company debt, Telenor ASA recognized a tax loss and correspondingly reduced income tax expense.
Liquidation of Dansk Mobil Holding AS
      During the regular tax assessment of Dansk Mobil Holding II AS in the fourth quarter of 2005, the tax authorities challenged the company’s tax return for the fiscal year 2004 by disallowing a tax loss derived from the liquidation of its wholly owned subsidiary, Dansk Mobil Holding AS. The tax authorities disagreed with Telenor’s position, that the loss is tax deductible under the transition rules to the Exemption Method that were enacted in 2004. Telenor has appealed the decision. However, the related tax was expensed in 2005, of which NOK 334 million was current taxes.
Sale of Telenor Business Solutions AS
      In 2003, Telenor Eiendom Holding AS realized a tax loss of approximately NOK 2.8 billion in connection with the sale of shares in Telenor Business Solutions AS to Telenor Business Solutions Holding AS. This sale was carried out as part of the overall restructuring of the Telenor Group. Due to the challenge of Telenor’s tax return regarding the tax loss in connection with the sale of shares in Sonofon in 2001, as discussed below, Telenor did not reflect the tax benefit derived from loss on the sale in the financial statements for 2003. In March 2006 the tax authorities accepted a tax deduction of approximately NOK 2.5 billion. Consequently, Telenor recorded a tax benefit and deferred tax asset in 2005.
Other uncertain tax positions not recognized
      In 2002, the tax assessment authorities in Norway disallowed the tax loss from the disposal of the shares in Sonofon Holding A/ S claimed by Telenor Communication AS (now Telenor Eiendom Holding AS) for the fiscal year 2001. As a result of this change, the current tax expense for 2001 was increased by NOK

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
2.4 billion, which was recorded in 2002. Telenor originally recognized this tax loss due to the disposal of shares in Sonofon Holding A/ S to Dansk Mobil Holding AS, a sister company of Telenor Eiendom Holding AS. The disposal was carried out as an integral part of the overall restructuring of the Group. In January 2003, Telenor initiated proceedings against the Norwegian Tax Authorities, before Oslo District Court (“Oslo Tingrett”). See note 26. In June 2004, Oslo District Court ruled in favour of Telenor. The Tax Authorities appealed this decision. On December 21, 2005 a Norwegian Court of Appeal (Borgarting Lagmannsrett) ruled in favour of Telenor in respect of this proceeding. The tax appealed the decision, to the Norwegian Supreme Court, and Telenor has consequently not taken the tax reduction to income.
      In connection with Telenor B-Invest AS’s calculation of the gain on sale of shares in Cosmote SA in 2003 and 2004, a RISK adjustment of the tax base values of the shares with NOK 184 million and NOK 386 million respectively was claimed by Telenor based on the EEA Agreement. Such RISK adjustments would reduce the taxable gain on sale of shares in Cosmote SA. On November 23, 2004 the EEA-court ruled in favor of a Finnish tax payer (the “Manninin case”) in a case that Telenor believes is similar to its RISK adjustment case. However, the Norwegian Ministry of Finance has stated that they are of the opinion that the EEA-court ruling should only have effect from the time of the ruling. This statement has been challenged by a number of tax payers, including Telenor. It is unclear what the final outcome will be. The Norwegian tax authorities did not accept such RISK adjustment for 2003. Telenor appealed the decision to the “Appeal assessment board” (Overligningsnemnda). At the end of 2005, the Appeal assessment board accepted the RISK adjustment for 2003. The Norwegian tax authorities may until the end of April 2006 bring this decision before the County Assessment Board, that may reach a different conclusion. Telenor has therefore not recorded the potential tax benefit. If Telenor should win the case regarding the liquidation of Dansk Mobil Holding AS, RISK adjustment on the Cosmote SA shares for 2004 will not have any effect under the transition rules to the Exemption Method, as discussed above.
      For Canal Digital Denmark, the tax authorities in Denmark has challenged the tax assessment for 2004 and did not recognize a transaction where the previous tax losses were realized and a corresponding increased depreciable tax base in assets were established. The tax authorities disagreed with the valuation of the assets in this transaction. Consequently, the tax authorities have disallowed the step up in depreciable tax basis and also claim that the previous tax losses have expired and cannot be brought forward.
Tax losses carried forward
      Tax losses carried forward in selected countries expire as follows:

			Other
	Norway	Sweden	Nordic	Pakistan	Other	Total

	(NOK in millions)
2006	—	—	208	—	102	310
2007	—	—	16	—	45	61
2008	—	—	26	—	17	43
2009	—	—	28	—	21	49
2010	—	—	47	30	7	84
2011 and later	—	—	94	577	135	806
Not time-limited	3,393	3,326	227	1,337	—	8,283

Total tax losses carried forward	3,393	3,326	646	1,944	327	9,636

Of which not recognized as deferred tax assets (Valuation allowance)	231	3,104	636	926	324	5,221

Tax losses on which deferred tax asset has been recognized	3,162	222	10	1,018	3	4,415

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
      The tax effect of tax losses in the Telenor tax Group in Norway (Telenor ASA and subsidiaries owned 90% or more) are recognized as tax assets because it is probable that these tax losses will be utilized in the future. Significant tax losses have been realized in Norway due to a step up in the tax base of shares in 2000 and subsequent sales or liquidation of companies. Due to the introduction of the Exemption Method, this will not impact future realization of shares. At the same time the Telenor tax Group in Norway have produced significant taxable profits from its other operations. This evidences that it is probable that sufficient taxable profits will be available to utilize all the tax losses carried forward. Other tax losses recognized as deferred tax assets are where the relevant company has other taxable temporary differences that give rise to deferred tax liabilities.
      Deferred tax asset are not recognized for carry forward of unused tax losses when Telenor cannot demonstrate that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized.
Deferred taxes as of December 31

			Of which			Of which
			assets not			assets not
			recognized			recognized
			(valuation			(valuation
	Assets	Liabilities	allowance)	Assets	Liabilities	allowance)
	2004	2004	2004	2005	2005	2005

	(NOK in millions)
Tangible and intangible assets	2,464	(2,866)	(216)	4,405	(4,718)	(698)
Associated companies	—	—	—	—	—	—
Undistributed earnings in foreign subsidiaries and associated companies	—	(373)	—	—	(606)	—
Other non-current items	898	(695)	(49)	1,637	(1,245)	(1)
Total non-current assets and liabilities	3,362	(3,934)	(265)	6,042	(6,569)	(699)
Total current assets and liabilities	330	(55)	(12)	1,406	(1,078)	(47)
Tax losses carried forward	3,047	—	(1,408)	2,871	—	(1,543)

Deferred taxes	6,739	(3,989)	(1,685)	10,319	(7,647)	(2,289)
Net deferred tax assets	1,065	—	—	383	—	—

Of which deferred tax assets	3,357	—	—	3,052	—	—
Of which deferred tax liabilities (note 19)	(2,292)	—	—	(2,669)	—	—
      Some deferred tax assets on the foreign subsidiaries of Canal Digital AS were not recognized as of December 31, 2005 and 2004 (valuation allowance). In 2005 and 2004, these companies showed net income and realized parts of the tax losses. However, as of December 31, 2004 no deferred tax assets were recognized related to these companies (a full valuation allowance), due to accumulated losses for previous years, including 2004. As of December 31, 2005, Telenor recorded parts of the deferred tax assets for Canal Digital Sweden due to the development in the company evidencing that it is probable that sufficient taxable profits will be available to utilize parts of the tax losses carried forward. For Canal Digital Denmark, the tax authorities in Denmark has challenged the tax assessment for 2004, as discussed above. Telenor is of the opinion that the values used in the transaction reflected the fair values at the time of the transaction. However, as a consequence of the disallowance, Telenor has not recognized deferred tax assets related to Canal Digital Denmark for 2005, and for 2004 deferred tax assets and tax assets not recognized are shown in the preceeding table. As of December 31, 2005, approximately NOK 0.7 billion of not recognized deferred tax assets (valuation allowances) came from business combinations where any subsequently recognized tax

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
benefits will be reallocated to reduce goodwill. These were primarily related to the business combinations in Fixed Sweden and Denmark in 2005.
Change in net deferred tax assets

	2004	2005

	(NOK in millions)
As of January 1	3,626	1,065
Recorded to equity(1)	(284)	57
Recorded to profit or loss	(1,329)	(1,421)
Exchange differences	63	(92)
Acquisition of subsidiaries	(999)	707
Disposal of subsidiaries	(12)	67

As of December 31	1,065	383

(1)	The effect of the implementation of IAS 32 and 39 at January 1, 2005 was NOK (16) million.
      At the balance sheet date, Telenor has recognized deferred tax liabilities on undistributed earnings of subsidiaries and associated companies for which a tax charge will occur at the time dividends are distributed. The calculation is based on enacted tax rates and tax rules at the balance sheet dates.
Changes in deferred tax assets not recognized (valuation allowances)

	2004	2005

	(NOK in millions)
Balance at the beginning of the year	6,900	1,685
Changes in opening balance	(752)	(160)
Net losses from associated companies and subsidiaries outside Norway	151	618
Associated companies — changes in tax rules in Norway	(4,605)	—
Other not recognized tax assets this year	71	16
Acquisitions and disposals	(55)	177
Currency adjustments	(25)	(47)

Balance at the end of the year	1,685	2,289

      The significant change in deferred tax assets not recognized (valuation allowances) during 2004 was related to associated companies, due to the Exemption Method being introduced in Norway, as explained above. This change implied that the deferred tax assets are no longer present because losses on realization of shares are no longer tax deductible in Norway.
      Preliminary 2005 RISK adjustment (adjustment of shares’ tax base) for Telenor ASA is calculated to be negative with NOK 1.95 per share, including proposed dividends to be paid in 2006 based on the 2005 financial statements. However, implementation of new tax rules for the shareholders taxation, together with the use of the IFRS accounting principles, has made it somewhat uncertain whether the RISK adjustment should take into consideration the proposed dividends.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group

15.	AMORTIZATION, DEPRECIATION AND WRITE-DOWNS
Details of amortization, depreciation and write-downs:

	Property, plant				Other intangible		Prepaid
	and equipment		Goodwill		assets		leases

	2004	2005	2004	2005	2004	2005	2004	2005

	(NOK in millions)
Amortization and depreciation	7,737	8,083	—	—	2,900	3,407	—	54
Write-downs	282	488	3,129	46	120	53	—	—

Total	8,019	8,571	3,129	46	3,020	3,460	—	54

      Prepaid leases are payments made on entering into leases or acquiring leaseholds that are accounted for as operating leases. These prepaid lease payments are amortized over the lease term in accordance with the pattern of benefits provided. They relate primarily to access charges for lease of the copper cables of other operators (local loop unbundling etc), primarily in the Fixed operations in Sweden and Denmark that were acquired during 2005. The amortization period for access charges are the estimated customer relationship, based on past history.
      Estimated useful lives of property, plant and equipment and other intangible assets are reviewed annually to insure consistency with the expected economic recovery period for these assets based on current facts and circumstances. As of January 1, 2005 some changes were made in estimated useful lives, especially for some components in the different networks.
      Various components of the networks were affected, including switches, radio and transmission equipment in the mobile operations, masts, towers and network buildings in the mobile, fixed and broadcast operations, fibre cables in the fixed transportation network and digital transmission equipment for ADSL in Norway. As of January 1, 2005 the estimated useful lives for some of these assets were increased and others were decreased. The reasons for increasing useful lives were primarily based on recent experience that some assets are now being utilized over a longer economic life than previously expected because they are not as affected by changes in technological developments as previously expected and for some assets because Telenor now expected a slower pace of changes in the network than in previous years. On the other hand Telenor decreased its expected useful lives for some assets, primarily due to a higher pace of replacements than previously expected, due to company or asset specific reasons.
      The change in useful lives as of January 1, 2005 is estimated to have increased depreciation and amortization by approximately NOK 270 million, of which the highest impact was for Kyivstar.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
Details of write-downs:

	2004			2005

			Other			Other
	Property, plant and		intangible	Property, plant and		intangible
	equipment	Goodwill(1)	assets	equipment	Goodwill(1)	assets

	(NOK in millions)
Telnor Mobil — Norway	6	—	9	14	2	—
Sonofon — Denmark	208	3,074	8	—	—	—
Kyivstar — Ukraine	—	—	—	15	—	—
Pannon GSM — Hungary	21	—	—	6	—	1
DiGi.Com — Malaysia	—	—	—	5	—	—
GrameenPhone — Bangladesh	3	—	—	—	—	—
Other mobile operations	14	—	61	—	—	—
Fixed	13	27	—	571	(36)	52
Broadcast	12	25	7	(128)	75	—
Other operations	5	3	35	5	5	—

Total	282	3,129	120	488	46	53

(1)	See note 16 and 17
      The write-downs of property, plant and equipment and intangible assets in 2005 were primarily related to Fixed Sweden to its estimated recoverable amount based on fair value less cost to sell. The write-down was due to increased competition and a general shift in product demand to lower priced products. The assessment of the fair value was based on various valuation methods, with assistance of an external valuation expert. In 2005 Broadcast reversed a previous write-down of satellites by NOK 133 million. The write-downs of goodwill was primarily due to previously not recognized deferred tax assets at acquisition of companies, partially offset by the excess of fair value of net assets over the cost of a business combination that was recognized immediately to income.
      The write-downs of property, plant and equipment in 2004 were primarily on the transmission network in Sonofon Holding A/ S due to the market situation. The recoverable amount was determined on the basis of the value in use. Write-downs of goodwill primarily related to Sonofon. See note 17 for more information. Write-downs were also made due to previously not recognized deferred tax assets at acquisition of companies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group

16.	PROPERTY, PLANT, EQUIPMENT AND INTANGIBLE ASSETS

		Mobile
	Local,	telephone
	regional &	network
	trunk	and	Subscriber	Switches &	Radio	Cable TV			Support		Work in
	networks	switches	equipment	equipment	installations	equipment	Buildings	Land	systems	Satellites	progress(1)	Total

	(NOK in millions)
As of January 1, 2004	33,354	10,759	1,370	16,286	4,606	1,575	10,692	697	7,446	1,790	1,573	90,148
Additions	1,184	4,169	73	596	256	50	141	60	912	630	681	8,752
Acquisition of subsidiaries	2	1,742	—	—	5	—	674	10	183	—	226	2,842
Exchange differences	(148)	(1,012)	4	(3)	—	(1)	(3)	(7)	(104)	—	(76)	(1,350)
Disposal	(185)	(64)	(220)	(185)	(269)	(95)	(197)	(10)	(1,018)	—	—	(2,243)

As of January 1, 2005	34,207	15,594	1,227	16,694	4,598	1,529	11,307	750	7,419	2,420	2,404	98,149
Additions	1,642	7,838	111	660	431	104	419	61	1,298	—	1,174	13,738
Acquisition of subsidiaries	—	266	—	220	—	34	118	183	193	—	4	1,018
Exchange differences	72	1,260	(2)	(4)	—	(5)	(19)	8	9	—	53	1,372
Disposal	(102)	(189)	(196)	(238)	(604)	(15)	(989)	(116)	(1,366)	—	(2)	(3,817)
Reclassified as held for sale	(213)	—	(13)	—	—	—	(2)	—	(99)	—	(14)	(341)

As of December 31, 2005	35,606	24,769	1,127	17,332	4,425	1,647	10,834	886	7,454	2,420	3,619	110,119

Accumulated depreciation and write-downs
As of January 1, 2004	23,112	2,555	996	13,280	2,819	704	4,188	4	6,015	1,173	—	54,846
Depreciation	2,122	2,029	195	1,270	246	133	404	2	1,208	128	—	7,737
Write-downs	12	243	—	—	2	11	6	—	8	—	—	282
Exchange differences	(41)	(247)	3	(2)	—	—	1	—	(49)	—	—	(335)
Eliminated on disposal	(160)	(25)	(109)	(170)	(270)	(93)	(99)	—	(998)	—	—	(1,924)

As of January 1, 2005	25,045	4,555	1,085	14,378	2,797	755	4,500	6	6,184	1,301	—	60,606
Depreciation	2,026	2,981	99	958	275	139	360	4	1,088	153	—	8,083
Write-downs for the year	540	20	3	13	4	1	—	—	40	(133)	—	488
Exchange differences	24	231	(1)	2	—	(1)	(5)	—	(48)	—	—	202
Disposal	(65)	(160)	(196)	(229)	(600)	(14)	(406)	—	(1,319)	—	—	(2,989)
Reclassified as held for sale	(126)	—	(11)	—	—	—	(1)	—	(91)	—	—	(229)

As of December 31, 2005	27,444	7,627	979	15,122	2,476	880	4,448	10	5,854	1,321	—	66,161

Carrying amount
As of December 31, 2005	8,162	17,142	148	2,210	1,949	767	6,386	876	1,600	1,099	3,619	43,958

As of December 31, 2004	9,162	11,039	142	2,316	1,801	774	6,807	744	1,235	1,119	2,404	37,543

(1)	Net additions.
      The Group has entered into Cross Border QTE arrangements for telephony switches, GSM Mobile network and fixed-line network with a book value as of December 31, 2005 of NOK 609 million (NOK 991 million as of December 31, 2004). The transactions have the legal form of leases. However, Telenor has according to SIC 27 the transactions is that these are not leases as defined in IAS 17. The arrangements were entered into in 1998, 1999 and 2003 respectively. Their terms are for approximately 15 years with early termination options for Telenor. Telenor has defeased all amounts due by us under these agreements with highly rated financial institutions and US Government related securities. The financial institutions then release the payments over agreement periods in accordance with their contractual terms. During the agreement periods, Telenor maintains the legal rights and economic benefits in Norway of ownership of the equipment. During the agreement periods, Telenor cannot dispose of the equipment but may make replacements. Telenor has received benefits of NOK 530 million since the parties can depreciate the equipment for tax purposes. The amounts are deferred over the periods for which the benefits are expected to be earned, and NOK 43 million was recorded as other financial income in 2005 and 2004. See note 38 for further information.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
      Telenor had finance leases with book values of NOK 1,207 million as of December 31, 2005, primarily fibre optic Network in GrameenPhone in Bangladesh (NOK 475 million), properties in Sonofon Denmark (NOK 187 million) and satellites in Broadcast (NOK 518 million),
      As of December 31, 2005, future minimum annual rental commitments under finance leases were as follows:

	Within	2-5	More than
	1 Year	Years	5 Years

	(NOK in millions)
Future minimum lease payments	402	1,330	815
Less amount representing interest	105	310	284
Present value Finance lease obligations	297	1,020	531
      The lease of fibre optic Network in Bangladesh has a term to 2017 and was classified as finance lease as of January 1, 2005. According to the agreement, future lease payments may increase based on negotiations, inflation and business growth (contingent rent).
      The Group has buildings that have been acquired for the use by the Group. However, some space is vacant or rented to external parties. In evaluating if these parts of buildings are investment properties, the Group has evaluated if the floor in the building which is no longer used by the Group is separate or discrete from the rest of the building, and if the building is held for its investment potential and if this is not a short-term strategy. The Group has not identified any investment properties.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
Intangible assets (excl. goodwill)

					Internal
	Customer		Trade-	Software	generated		Work in
	base	Licenses	marks	acquired	software	Other	progress(1)	Total

	(NOK in millions)
As of January 1, 2004	2,721	2,040	580	3,500	1,968	558	341	11,708
Additions	23	2,637	—	908	88	124	75	3,855
Internal generated	—	—	—	—	58	13	22	93
Acquisition of subsidiary	1,634	97	889	1,454	—	662	7	4,743
Exchange differences	(84)	(341)	(39)	(148)	(2)	(20)	(3)	(637)
Disposal	(3)	—	—	(114)	(4)	(26)	(20)	(167)

As of January 1, 2005	4,291	4,433	1,430	5,600	2,108	311	422	19,595
Additions	15	787	—	1,117	202	57	266	2,444
Internal generated	—	—	—	25	81	—	20	126
Acquisition of subsidiaries	1,849	6,133	1,256	469	—	958	—	10,665
Exchange differences	(20)	385	8	133	(4)	(29)	2	475
Disposal	(2)	(23)	—	(31)	(2)	(103)	—	(161)
Reclassified as held for sale	(1)	(59)	—	(11)		(13)	(3)	(87)

As of December 31, 2005	6,132	11,656	2,694	7,302	2,385	2,181	707	33,057

Accumulated amortization and write-downs
As of January 1, 2004	989	1,068	101	1,812	1,208	473	—	5,651
Amortization	834	189	103	1,163	342	269	—	2,900
Write-downs	—	42	—	11	—	67	—	120
Exchange differences	(15)	(6)	(4)	(10)	(1)	4	—	(32)
Disposal	(4)	—	—	(89)	(1)	(26)	—	(120)

As of January 1, 2005	1,804	1,293	200	2,887	1,548	787	—	8,519
Amortization	1,073	336	132	1,430	258	178	—	3,407
Write-downs	16	—	—	1	36	—	—	53
Exchange differences	(12)	15	1	38	(1)	(31)	—	10
Disposal	—	(23)	—	(13)	—	(103)	—	(139)
Reclassified as held for sale	(1)	(18)	—	(6)	—	(13)	—	(38)

As of December 31, 2005	2,880	1,603	333	4,337	1,841	818	—	11,812

Carrying amount
As of December 31, 2005	3,252	10,053	2,361	2,965	544	1,363	707	21,245

As of December 31, 2004	2,487	3,140	1,230	2,713	560	524	422	11,076

(1)	Net additions
      Additions of intangible assets in 2005 from acquisition of subsidiaries were primarily related to DTAC, Bredbandsbolaget and Cybercity. For 2004, the additions were primarily due to the acquisition of Sonofon Holding A/ S and Promonte. See note 1 for further information.
      The additions of licenses were primarily mobile licenses in Mobile Norway and Sonofon Denmark in 2005 and Pakistan and Pannon GSM in Hungary in 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
      The intangible assets included above have finite useful lives, over which the assets are amortized. Customer base, trademarks and roaming agreements (the major part of “other”) were acquired as part of business combinations. Licenses consist primarily of mobile licenses that were acquired separately or as part of business combinations. The amortization period for customer base is the expected customer relationships based on historic experience of churn for the individual businesses, and varies primarily between 3 to 5 years. Licenses and roaming agreements are amortized over the license periods. Trademarks are amortized over their estimated useful lives, which is on average 15 years. Software is amortized over their estimated useful lives. Given the history of rapid changes in technology, computer software are susceptible to technological obsolescence. Therefore, their estimated useful life is normally 3 to 5 years.
DTAC’s concession right
      DTAC has a concession right to operate and deliver mobile services. The Communication Authority of Thailand (CAT) granted the concession to DTAC. CAT allows DTAC to arrange, expand, operate and provide the cellular system radio communication services in various areas in Thailand. The concession originally covered a 15 year period but the agreement was amended on July 23, 1993 and November 22, 1996, with the concession period being extended to 22 and 27 years, respectively.
      The service rates and fees charged to customers are subject to approval by CAT. DTAC is obliged to pay fees in accordance with the concession. Fees are based on the greater of a minimum annual payment and a percentage of revenues from services:

		Percentage of
		revenues
Year	Minimum annual payment	per annum

	(NOK in millions(1))%
1 to 4	4 to 25	12
5	58	25
6 to 15	63 to 99	20
16 to 20	123 to 127	25
21 to 27	124 to 198	30

(1)	Converted from Baht to NOK based on exchange rates as of December 31, 2005.
      DTAC commenced commercial operations on September 16, 1991. DTAC shall provide, at its own expense, all devices and equipment which must be sufficient for provision of the services at all times. All such devices and equipment becomes the property of CAT when they are put into use. At the end of the concession period, or if the contract is terminated earlier DTAC must deliver all devices and equipment to CAT in a good working condition.
      The service concession of DTAC accounted for under the Intangible Asset Model according to IFRIC Draft interpretation D14. The intangible asset is amortized on a straight line basis over the concession period. Enhancements and extensions are capitalized as incurred. Repair, maintenance and replacements are expensed as incurred. The concession in DTAC was valued based on an income approach under the assumption that DTAC would sell its concession to a hypothetical operator.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
Estimated future amortization expenses
      The estimated aggregated amortization expenses for other intangible assets (excluding goodwill) for the next five years are as follows:

	2006	2007	2008	2009	2010

	(NOK in millions)
Customer Base	1,367	999	593	159	81
Licences	753	766	757	755	754
Trademarks	204	204	204	204	204
Software acquired	1,308	929	591	131	59
Software — internally generated	196	157	137	50	5
Other	242	175	158	146	110
Construction in progress	51	82	82	66	52

Total	4,121	3,312	2,522	1,511	1,265

Goodwill

					Other				Total
	Sonofon	Pannon	Digi.com	Kyivstar	mobile			Other/	Telenor
	Denmark	Hungary	Malaysia	Ukraine	operations	Fixed	Broadcast	Eliminations	Group

	(NOK in millions)
As of January 1, 2004 — NGAAP	—	5,623	2,897	337	—	157	2,470	4,031	15,515
IFRS adjustments	—	(598)	(2,329)	(49)	—	(157)	(404)	(2,394)	(5,931)
As of January 1, 2004 IFRS	—	5,025	568	288	—	—	2,066	1,637	9,584
Exchange differences	(403)	203	(54)	(28)	(2)	5	16	68	(195)
Arising on acquisition of subsidiaries	6,636	—	—	4	104	25	(23)	459	7,205
Eliminated on disposal of subsidiaries	—	—	—	—	—	—	—	(111)	(111)
As of December 31, 2004	6,233	5,228	514	264	102	30	2,059	2,053	16,483
Exchange differences	(209)	(300)	66	47	42	68	(9)	(6)	(301)
Arising on acquisition of subsidiaries	1	—	—	—	2,244	5,431	4	52	7,732
Eliminated on disposal of subsidiaries	—	—	—	—	—	(43)	—	(99)	(142)
As of December 31, 2005	6,025	4,928	580	311	2,388	5,486	2,054	2,000	23,772
								—	—
Amortisation and impairment								—	—
As of January 1, 2004 NGAAP	—	598	2,329	49	—	501	404	2,394	6,275
Negative goodwill taken to income	—	—	—	—	—	(344)	—	—	(344)
Elimination of amortisation & impairment loss accumulated prior to the adoption of IFRS	—	(598)	(2,329)	(49)	—	(157)	(404)	(2,394)	(5,931)
As of January 1, 2004 IFRS	—	—	—	—	—	—	—	—	—
Impairment 2004	3,074	—	—	—	—	27	24	4	3,129
Impairment as of December 31, 2004	3,074	—	—	—	—	27	24	4	3,129
Exchange differences	(103)	—	—	—	—	—	—	—	(103)
Impairment 2005	—	—	—	—	—	(36)	75	7	46
Impairment as of December 31, 2005	2,971	—	—	—	—	(9)	99	11	3,072
Carrying amount of goodwill 2005	3,054	4,928	580	311	2,388	5,495	1,955	1,989	20,700
Carrying amount of goodwill 2004	3,159	5,228	514	264	102	3	2,035	2,049	13,354

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group

17.	IMPAIRMENT TESTING OF GOODWILL
      The Group tests goodwill annually for impairment or more frequently if there are indications that goodwill might be impaired. The test is performed at year end. Telenor has not identified any other intangible assets with an indefinite life.
      Telenor has identified its mobile and fixed operations in different countries as its cash generating units, in addition to its IT operating company EDB Business Partner, Broadcast DTH operations as well as other units. Goodwill acquired through business combination has been allocated to individual cash-generating units for impairment testing as follows:

	Carrying amount
	of goodwill

	2004	2005

	NOK in millions
Pannon, Hungary	5,228	4,928
Sonofon, Denmark	3,159	3,054
DTAC, Thailand	—	2,288
Bredbandsbolaget, Sweden	—	4,433
Cybercity, Denmark	—	1,066
Broadcast, DTH operation, Nordic	1,707	1,632
EDB Business Partner, Norway	1,981	1,897
Other(1)	1,279	1,402

Total carrying amount of goodwill	13,354	20,700

(1)	Other includes primarily DiGi.Com — Malaysia and Kyivstar — Ukraine
      Telenor has used a combination of value in use and fair value less cost to sell to determine the recoverable amounts of the cash generating units.
      Fair value less cost to sell has been derived from quoted market prices where available. DTAC is listed on the Stock Exchange in Singapore, UCOM, which owns shares in DTAC, is listed on the Stock Exchange in Thailand and EDB Business Partner on the Oslo Stock Exchange and the fair value have been derived from the quoted market prices as of December 31, 2005. Currently, we have not included any control premium to determine the fair value less cost to sell, as there is significant headroom between the recoverable and carrying amount.
      For the other entities we have used a discounted cash flow analysis based to determine the value in use. Value in use is based on cash flow projections reflecting the financial business plans approved by senior management covering a three-year period. In addition, the calculation includes estimated cash flows for the years 4 to 9 because some of the operations are in a growth phase and will not reach a stable cash flow within three years. Key assumptions are growth rates, markets shares, EBITDA-margins, capital expenditure and discount rates. Cash flows beyond the nine-year period are extrapolated with a long-term growth rate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
      The recoverable amounts have been determined for the cash generating units based on the following key assumptions for the years ending December 31, 2004 and 2005:

	Discount		Long-term
	(nominal) rate		growth rate
	after tax		(includes
	(WACC)		inflation)

	2004	2005	2004	2005

Pannon — Hungary	12.5%	10.8%	2%	2%
Sonofon — Denmark(1)	8.2%	7.3%	2%	2%
Bredbandsbolaget — Sweden	—	7.9%	—	2%
Cybercity — Denmark	—	7.9%	—	2%
Broadcast DTH operation	8.8%	8.4%	2%	2%

(1)	The valuation in 2004 of Sonofon was performed with assistance from external financial experts based on various valuation methods.
      In the calculation we have used estimated cash flows after tax and discount rate after tax.
      The 2005 pretax discount rates were: Pannon; 11.4%, Sonofon 8.1%, Bredbandsbolaget 8.6%, Cybercity 8.6% and Broadcast DTH 9.3%. The recoverable amounts would not changed if we had used a pre tax rate.
      The long term growth rates relates to the periods beyond nine years.
      Discount rates — Discount rates are based on Weighted Average Cost of Capital (WACC).The cost of a company’s debt and equity capital, weighted accordingly to reflect its capital structure, gives its weighted average cost of capital. The WACC rates used to discount the future cash flows are based on 7 to 15 years risk free interest rates in the relevant markets and take into account the debt premium, market risk premium, gearing, corporate tax rate and asset beta.
      Growth rates — Average growth rates in revenues in the period 4 to 9 years, are based on Telenor’s expectation to the market development, but are not higher than expected growth in the relevant line of business based on public available sources. Telenor uses steady growth rates to extrapolate the cash flows beyond nine years. The long-term growth rate beyond nine years is not higher than the expected long-term growth in the economy in which the business operates. For the different business units the expected growth rates converges from its current level experienced over the last few years to the long-term growth level.
      Average EBITDA margin — The EBITDA margin represents the operating margin before depreciation and amortization and is estimated based on the margin achieved in the period immediately before the budget period and on estimated future development in the market Committed operational efficiency programs are taken into consideration. Changes in the outcome of these initiatives may affect future estimated EBITDA margin.
      Capital expenditure (Capex) — A normalised capex to sales ratio (capital expenditure as a percentage of revenues) is assumed in the long run. In the years 1 to 9 it is taken into consideration capital expenditure necessary to meet the expected growth in revenues. Changes in traffic volumes and the number of subscriptions in the growth phase will also result in a change in future capex to sales ratio. The Broadcast DTH operation leases satellite capacity and capex to sales ratio is not a key assumption for the valuation. To the best of management judgement estimated capital expenditures does not include capital expenditures that enhances the current performance of assets and related cash flows have been treated consistently.
      Market shares during the nine-year period are estimated based on average market shares achieved in the periods prior to the start of the period and estimated future development. A change in number of market

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
players may affect future estimated market shares, average price levels and level of usage/number of subscriptions. This may in turn affect future revenue growth.
      These values have been compared with external valuation reports and multiples for peers in the telecom business for reasonableness.
Cash generating units where a reasonable possible change in a key assumption could result in an impairment charge:
     Bredbandsbolaget
      We have estimated the recoverable amount to be in the interval 0 to 30% above the carrying amount of the cash generating unit as of December 31, 2005. The EBITDA margin is assumed to be the most critical key assumption in the estimation of the recoverable amount. A decrease in the EBITDA margin of 5.4% percentage points, other things being equal, will reduce the recoverable amount to be the same as the carrying amount.
     Cybercity
      We have estimated the recoverable amount to be in the interval 0 to 30% above the carrying amount of the cash generating unit as of December 31, 2005. The EBITDA margin is assumed to be the most critical key assumption in the estimation of recoverable amount. A decrease in the EBITDA margin of 3.3% percentage points, other things being equal, will reduce the recoverable amount to be the same as the carrying amount.
Impairment
      As of December 31, 2004, Telenor wrote down goodwill in Sonofon Holding A/ S by NOK 3,074 million. In 2004 the Danish market was characterized by intense competition and price reductions. Telenor’s assessment of the write-down of goodwill in Sonofon was due to Sonofon’s slower than expected growth and a review of the expectations of the company’s growth potential as of December 31, 2004. The assessment of the fair value was based on various valuation methods, with assistance of external valuations experts. The valuation was based on discounted cash flow analysis, calculation of value based on multiples for peers in the mobile industry and comparison with external valuation reports.

18.	ASSOCIATED COMPANIES

	2004	2005

	(NOK in millions)
Balance as of January 1	9,870	6,500
Additions	166	93
Transferred to/from other investments	(3,938)	(1,092)
Disposals	(41)	(29)
Net income	954	1,406
Gains (losses) on disposal	32	(1)
Write-down of Golden Telecom Inc.(1)	—	(172)
Equity adjustments	(7)	(46)
Translation adjustments	(536)	624

Balance as of December 31	6,500	7,283
Of which investments carried with a negative value (classified as provisions) (note 21)(2)	102	141

Total associated companies	6,602	7,424

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group

(1)	In 2005, the value of Golden Telecom was written down to the fair value, which was based on the quoted market price as of December 31, 2005.

(2)	Associated companies are carried at negative values where Telenor has a corresponding liability above and beyond the capital invested.
      Undistributed earnings of associated companies are approximately NOK 2.3 billion, which represents the amount of associated companies’ earnings less amortization and write-downs of fair value adjustments and goodwill (only those with positive results) that has been recognized by Telenor less dividends received and deferred tax on undistributed earnings.
Specifications of investments in associated companies

			Invest-
		Book value	ments/	Share	Equity and	Book value
	Share	December 31,	disposals	of net	translation	December 31,
Company	owned in %	2004	during 2005	income(1)(2)	adjustments	2005

	(NOK in millions)
VimpelCom(3)(7)	29.9	3,015	—	1,305	452	4,772
DTAC(4)	—	586	(710)	85	39	—
UCOM(4)	—	235	(259)	9	15	—
ONE GmbH(5)	17.5	606	(110)	(51)	(26)	419
Wireless Matrix Corporation(7)	25.2	27	—	4	5	36
Kjedehuset AS	49.0	1	—	30	—	31
Glocalnet AB(6),(7)	37.2	96	26	(56)	(4)	62
Golden Telecom Inc(7)	20.3	1,272	—	(80)	111	1,303
APR Media Holding AS	44.8	426	—	66	—	492
Otrum Electronics ASA(7)	33.1	96	—	9	—	105
World Wide Mobile Communications AS	45.0	56	—	6	(1)	61
Bravida ASA	46.9	(93)	—	(45)	—	(138)
The Mobile Media Company AS	40.6	23	—	(17)	—	6
Maritime Communications Partner AS	38.7	21	17	(7)	—	31
Others	—	133	8	(25)	(13)	103

Total		6,500	(1,028)	1,233	578	7,283

(1)	Includes Telenor’s share of net income after taxes and pretax gains and losses on disposal.

(2)	For some associated companies, financial statements as of the Group’s balance sheet date are not available. In such instances, the most recent financial statements (as of a date not more than three months prior to the Group’s balance sheet date) are used, and estimates for the last period are made based on publicly available information. Actual figures may differ from the preliminary figures.

(3)	The other main shareholder of VimpelCom has a put option over its shares in VimpelCom that could require Telenor to acquire its shares if Telenor takes control in VimpelCom. In addition, if one shareholder acquires more than 45% of the shares in VimpelCom, according to the statutes this shareholder will have to make a mandatory offer on the remaining shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group

VimpelCom reports their contingent liabilities in their public filings and may provide additional information in their 2005 financial statements. VimpelCom states that on January 10, 2005, KaR-Tel received an “order to pay” issued by the Savings Deposit Insurance Fund (the “Fund”), a Turkish state agency, in the amount of approximately USD5.5 billion. VimpelCom stated that in the event of an adverse resolution of this matter, and any others that may arise in connection therewith, could have a material adverse effect on VimpelCom’s business, financial condition and results of operations, including an event of default under some or all of VimpelCom’s outstanding indebtedness

(4)	As of October 26, 2005 UCOM and DTAC became subsidiaries. See note 1 for more information.

(5)	ONE GmbH is accounted for as an associated company because of Telenor’s significant influence due to a shareholder’s agreement.

(6)	Glocalnet AB became a subsidiary in 2006.

(7)	Market values of listed associated companies as of December 31, 2005: VimpelCom: NOK 18,363 million, Wireless Matrix Corporation: NOK 54 million, Glocalnet AB: NOK 305 million, Golden Telecom Inc.: NOK 1,300 million, Otrum Electronics ASA: NOK 196 million.
      The following table sets forth summarized unaudited financial information of Telenor’s share of associated companies on a combined basis.

	2004	2005

	(NOK in millions)
Income Statement Data
Revenues	17,703	18,360
Net income	986	1,233
Balance Sheet Data
Total assets	18,992	16,932
Total liabilities	12,492	9,649

Net assets	6,500	7,283

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group

19.	TRADE AND OTHER RECEIVABLES

	2004	2005

	(NOK in millions)
Accounts receivables	6,819	8,716
Provision for bad debt	(715)	(938)

Total accounts receivables	6,104	7,778

Other current receivables
Interest-bearing
Receivables on associated companies	232	124
Other receivables	20	35
Non-interest-bearing
Receivables on associated companies	132	68
Receivables on employees	32	62
Other current receivables	639	803
Provision for bad debt	(2)	(2)

Total other current receivables	1,053	1,090

Prepaid expenses and accrued revenues
Deferred costs for connection (1)	1,612	1,639
Prepaid leases that are amortized(2)	—	340
Prepaid expenses	662	819
Accrued revenues	2,056	2,186

Total prepaid expenses and accrued revenues	4,330	4,984

Total trade and other receivables	11,487	13,852

(1)	Costs for connection limited to the deferred connection revenues, are deferred over the estimated customer relationship. Deferred costs for connection are classified as current as they relate to the Group’s normal operating cycle.

(2)	For prepaid leases that are amortized. See note 15 for more information.
      Due to the large volume and diversity of the Group’s customer base, there are no concentrations of credit risk with respect to trade accounts receivables.
      Receivables on associated companies in 2005 and 2004 were primarily related to One and Glocalnet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group

20.	OTHER FINANCIAL ASSETS

	2004	2005

	NOK in millions
Available-for-sale investments — non-current(1)	739	490
Other financial non-current assets(3)	510	1,777
Financial non-current assets	1,249	2,267
Available-for-sale investments — current(1)(2)	527	1,852
Bonds and commercial paper	317	385

Financial derivatives — non-interest-bearing current assets (note 23)	—	1,382

Other financial current assets	844	3,619

(1)	The estimated fair values of these investments are based on quoted market prices where available, or valuation techniques.

(2)	Inmarsat plc. is included in available-for sale — current with an estimated fair value of NOK 1,731 million as of December 31, 2005. Inmarsat Plc. became listed on the London Stock exchange during 2005, and as of December 31, 2005, the value was based on the quoted stock price. At the time of implementation of IAS 32 and 39 as of January 1, 2005, the value was set based on multiple analyses of comparable companies. Telenor recorded an increased value to equity both at January 2005 and at the time Inmarsat plc. became listed.

(3)	Other financial non-current assets:

	2004	2005

	NOK in millions
Interest-bearing
Receivables on associated companies(4)	326	279
Loans to employees	10	5
Fair value hedge instruments — interest-bearing non-current assets (note 23)	—	998
Other non-current receivables(5)	16	103
Provision for bad debt	(3)	(4)
Non-interest-bearing
Financial derivatives — non-interest-bearing non-currents assets (note 23)	—	123
Receivables on associated companies	5	5
Loans to employees	6	7
Other non-current receivables	150	267
Provision for bad debt	—	(6)

Other financial non-current assets	510	1,777

(4)	In 2005 and 2004, interest-bearing receivables on associated companies were primarily Bravida ASA.

(5)	Other non-current interest bearing receivables as of December 31, 2005 consisted primarily of the net amount recognized on a receivable that DTAC had on Digital Phone Company Limited (DPC). DTAC has filed claims against DPC in the Thai Arbitration Court in June and August 2003 for the DPC breach of contract of more than NOK 241 million pursuant to the terms of an agreement to unwind the service provider agreement dated January 7, 1997. The receivable recognized is classified as interest-bearing, but no net interest income has been recognized as of December 31, 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group

21.	PROVISIONS ETC.
Non-current

	2004	2005

	(NOK in millions)
Provisions for pensions (Note 7)	2,296	2,441
Provisions for workforce reduction and onerous (loss) contracts (Note 12)	230	149
Negative values associated companies (Note 18)	102	141
Asset retirement obligations	454	545
Other provisions	106	92

Total long term provisions	3,188	3,368

Current

	2004	2005

	(NOK in millions)
Provisions for workforce reduction and onerous (loss) contracts (Note 12)	476	617
Asset retirement obligations	—	4
Other provisions	279	296

Total short term provisions	755	917

Asset retirement obligations
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

	2004	2005

	NOK in millions
Asset retirement obligation at January 1	366	454
Liabilities incurred	28	67
Liabilities settled	—	(12)
Accretion expense	27	28
New subsidiaries	33	12

Asset retirement obligation at December 31	454	549

      In most situations, the timing of the assets removals will be a long time into the future and result in significant uncertainty as to whether the obligation actually will be paid. The actual gross removal costs that the Group incurs may be significantly different from the estimated costs, for example due to negotiation of prices for a large amount of removals or agreements that reduce or relief the Group from its liabilities. The actual timing of the removals may also differ significantly from the estimated timing.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group

22.	INTEREST-BEARING LIABILITIES

	Limit	2004	2005

	(In millions)
		(NOK in millions)
Euro Commercial paper program (ECP)	USD 500	—	—
U.S. Commercial paper program (USCP)	USD 1,000	—	—
Revolving credit facility EUR	EUR 1,500	—	—
Revolving credit facility EUR	EUR 1,000	—	—
EMTN program	USD 6,000	14,109	13,689
Norwegian Bonds		2,064	2,045
Derivatives related to long term interest-bearing liabilities Telenor ASA(1)		(645)	—
Other long term interest bearing liabilities Telenor ASA		—	77
Total non-current interest-bearing liabilities Telenor ASA		15,528	15,811
Non-current interest-bearing liabilities in subsidiaries(2)		5,074	11,178

Derivatives related to long term interest-bearing liabilities in subsidiaries(1)			150
Total non-current interest-bearing liabilities Telenor Group		20,602	27,139
Current interest-bearing liabilities Telenor ASA		2,592	7,726
Derivatives related to short term interest-bearing liabilities Telenor ASA(1)		(14)	133
Current interest-bearing liabilities subsidiaries(2)		1,413	4,049

Total current interest-bearing liabilities Telenor Group		3,991	11,908

Total interest-bearing liabilities Telenor Group		24,593	39,047

(1)	Foreign currency derivatives used to convert the cash flows of a debt instrument into another currency that fulfill requirements for fair value hedging. As from January 1, 2005 these derivatives are classified gross as interest-bearing financial assets (see note 20), or interest-bearing liabilities according to IAS 39.

(2)	Specified below.
Non-current interest-bearing liabilities Telenor ASA
      The revolving credit facilities of EUR 1.5 billion and EUR 1.0 billion matures in 2012 and 2007 respectively. According to Telenor’s Finance Policy, this committed credit facility (ECP and USCP) should at any time serve as refinancing source for all outstanding commercial paper.
      All borrowings in Telenor ASA are unsecured. The financing agreement except commercial paper, contain provisions restricting the pledge of assets to secure future borrowings without granting a similar secured status to the existing lenders (negative pledge) and also contain covenants limiting disposals of significant subsidiaries and assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
      The table below shows the debt instruments issued by Telenor ASA. Hedging instruments related to these borrowings are not included in the table.

	Amount in	Average	Amount in	Amount in
	NOK	interest rate	currency	NOK
	December 31,	December 31,	December 31,	December 31,
	2004	2005	2005	2005

EMTN program
AUD	174	—	—	—
CHF	801	4,38%	160	824
EUR	9,873	5,11%	1,525	12,175
JPY	1,148	1,58%	12,000	690
USD	2,113	—	—	—
Norwegian Bonds
NOK	2,064	5,14%	2,045	2,045

Total Telenor ASA	16,173			15,734

      The table below includes debt instruments, cross currency swaps and interest rate swaps. When the currency or interest rate exposure of the underlying borrowings has been altered through the use of derivatives, this is reflected in the figures in the table.

	Amount in	Average	Amount in	Amount in
	NOK	interest rate	currency	NOK
	December 31,	December 31,	December 31,	December 31,
	2004	2005	2005	2005

Basis swaps
EUR/ NOK	(93)	—	—	(115)
EMTN program
CZK	125	3,32%	491	135
EUR	4,822	3,56%	631	5,037
GBP	151	5,09%	2	27
NOK	5,980	6,62%	4,784	4,784
SEK	460	4,44%	557	473
JPY	—		0,96%
USD	2,013	5,37%	355	2,403
Norwegian Bonds
NOK	2,070	4,85%	2,034	2,034

Total Telenor ASA	15,528			14,753

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
Non-current interest-bearing liabilities in subsidiaries

				Average
				interest rate
		December 31,		December 31,	December 31,
Company	Debt instrument	2004	Currency	2005	2005

	(NOK in millions)
DiGi.Com	Borrowings from financial institutions	711	MYR	4,90%	537
GrameenPhone	Borrowings from financial institutions	111	USD	7,12%	287
GrameenPhone	Borrowings from financial institutions	18	NOK	2,51%	16
GrameenPhone	Borrowings from NORAD	39	NOK	3,40%	32
GrameenPhone	Finance lease	—	BDT	15,00%	466
Kyivstar	Borrowings from financial institutions	—	USD	6,91%	508
Kyivstar	Bonds	1,510	USD	9,32%	2,884
Sonofon	Finance lease	196	DKK	6,31%	187
Sonofonf	UMTS Licenses(3)	—	DKK	3,67%	323
Cybercity A/S	Finance lease	—	DKK	2,44%	16
Utfors konsernf	Finance lease	—	SEK	—	11
Telenor Pakistan	GSM License(3)	622	USD	4,56%	700
Pannon	UMTS License(3)	154	HUF	8,52%	50
DTAC	Borrowings from financial institutions	—	USD	7,85%	596
DTAC	Borrowings from financial institutions	—	THB	5,82%	330
DTAC	Bonds	—	THB	7,14%	2,202
UCOM	Borrowings from financial institutions	—	THB	6,75%	682
EDB Business Partner	Borrowings from financial institutions	440	NOK	2,96%	250
EDB Business Partner	Borrowings from financial institutions	160	SEK	2,15%	252
EDB Business Partner	Finance lease	55	NOK	4,60%	40
Satellite Services AS	Finance lease(1)	763	NOK	1,70%	815
Canal Digital	Finance lease(2)	104	—	—	16
Miscellaneous		191	—	—	128

Total non-current interest-bearing liabilities in subsidiaries		5,074			11,328

(1)	Satellite leases (Thor II and III). Telenor ASA guarantees this financing.

(2)	Telenor ASA guarantees this financing. Denominated in DKK, EUR, NOK and SEK.

(3)	Net present value of future payments for mobile licenses.
      The interest-bearing liabilities in subsidiaries are generally not guaranteed by Telenor ASA and are subject to standard financial covenants, some of which limit the ability to transfer funds to Telenor ASA in the form of dividends or loans. We have covenants on the lease of satellites that grant the other party the right, if Telenor ASA is downgraded, to require Telenor to either pledge assets or terminate the leases. As of December 31, 2005 we had a waiver that the change made by one of the rating agencies at the end of 2005 to A- with negative outlook was not regarded to be a breach.
      Telenor entered into Cross Border QTE Leases for telephony switches, GSM Mobile network and fixed-line network in 1998, 1999 and 2003. Telenor has provided a defeasance of all amounts due by us under these agreements with highly rated financial institutions and US Government related securities. The leasing

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
obligations and the defeased amounts are shown net on the balance sheet, and are not reflected in the tables. See notes 16, 23, 34 and 38.
      Approximately 20 percent of Telenor’s debt is with floating interest rate. The interest rate curves used as a basis for the floating rate fixings are LIBOR, NIBOR, EURIBOR, BIBOR, SIBOR, PRIBOR, CIBOR and STIBOR.
Current interest — bearing liabilities in Telenor Group

			Average
			interest rate
		December 31,	December 31,	December 31,
		2004	2005	2005

		(NOK in millions)
Pannon	UMTS Licenses	251	8.52%	95
DiGi.Com	Vendor financing and term loans	346	—	—
Telenor Pakistan	GSM License	88	—	—
Kyivstar	Bonds and borrowing from financial institutions	271	—	—
GrameenPhone	Borrowings from financial institutions	37	7.12%	84
GrameenPhone	Borrowings from financial institutions	4	2.51%	4
GrameenPhone	Borrowings from NORAD	8	3.40%	8
GrameenPhone	Finance lease	—	15.00%	19
Sonofon	Finance lease	—	6.29%	3
Sonofon	UMTS License	—	3.67%	30
Cybercity A/ S	Finance lease	—	2.44%	26
DTAC	Bonds	—	8.63%	2,391
DTAC	Borrowings from financial institutions	—	4.82%	931
UCOM	Borrowings from financial institutions	—	6.75%	119
Business Solution	Finance lease	14	—	—
Satellite Services AS	Finance lease(1)	125	1.70%	137
EDB Business Partner	Finance lease	28	4.61%	16
Canal Digital	Finance lease(2)	164	—	96
Telenor ASA Bonds	Borrowings from financial institutions	2,592	5.27%	2,995
Telenor ASA CP	Borrowings from financial institutions		2.56%	4,731
Telenor ASA other	Borrowings from financial institutions	(14)	—	133
Miscellaneous		77	—	90

Total current interest-bearing liabilities		3,991		11,908

(1)	Satellite leases (Thor II and III). Telenor ASA guarantees this financing

(2)	Telenor ASA guarantees this financing. Denominated in DKK, EUR, NOK and SEK.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
Maturity profile of interest-bearing liabilities as of December 31, 2005(1)

	Total as of	2006-	2007-	2008-	2009-	2010-	2011-	2012-	2013-	After
	31.12.05	2007	2008	2009	2010	2011	2012	2013	2014	2014

	(NOK in millions)
EMTN program	16,807	3,119	3,177	3,507	2,448	—	402	4,154	—	—
Domestic bonds	2,046	—	1,848	—	—	—	—	—	198	—
ECP	431	431	—	—	—	—	—	—	—	—
Domestic commercial papers	4,300	4,300	—	—	—	—	—	—	—	—
Other short-term debt	86	10	6	6	6	6	7	7	7	32

Telenor ASA, total	23,671	7,859	5,030	3,513	2,454	6	409	4,161	205	32

Subsidiaries, short-term	4,049	4,049	—	—	—	—	—	—	—	—
Subsidiaries, long-term	11,328	—	950	1,952	3,778	1,526	608	1,403	221	891

Subsidiaries, total	15,377	4,049	950	1,952	3,778	1,526	608	1,403	221	891

Telenor Group	39,047	11,908	5,980	5,465	6,232	1,532	1,017	5,564	426	923

(1)	Derivatives designated as hedging instruments in fair value hedges are classified as interest-bearing in the balance sheet. All other derivatives are classified as non-interest-bearing and are therefore not included in this table.

23.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Financial risk factors
      Telenor uses derivative financial instruments to partly hedge its exposure to foreign exchange and interest rate risk arising from operational, financing and investment activities.
      Telenor ASA’s treasury function is responsible for funding, foreign exchange risk, interest rate risk and credit risk management for the parent company and for companies owned more than 90%. Subsidiaries owned less than 90% normally have standalone financing.
      Telenor has limited activity related to interest rate and currency trading. As of December 31, 2005, Telenor did not have any outstanding open trading positions.
      Our management emphasizes financial flexibility. An important part of this emphasis is to minimize liquidity risk through ensuring access to a diversified set of funding sources. Telenor ASA issues debt in the domestic and international capital markets mainly in the form of commercial paper and bonds. We use our Euro commercial paper program, U.S. commercial paper program, Euro medium term note program and three Norwegian ”open bond programs” with different maturities. To secure satisfactory financial flexibility, Telenor ASA have established committed syndicated revolving credit facilities of EUR 1.5 billion with maturity in 2012 and a EUR 1 billion with maturity in 2007.
Interest rate risk
      Telenor is exposed to interest rate risk through funding and cash management activities. Changes in market interest rates affect the fair value of assets and liabilities. Interest income and interest expense in the profit and loss statement, as well as interest payments, are influenced by interest rate changes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
      The objective for interest rate risk management is to minimize interest cost and at the same time manage the volatility of future interest payments within acceptable limits. To achieve this, Telenor use a simulation model that takes into account market variables and the portfolio composition. The average duration band of the liability portfolio is 0.5 to 2.5 years. As at December 31, 2005, the average duration was 1.4 (1.9 as of December 31, 2004) years.
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
      The table below includes interest-bearing liabilities, interest rate derivatives and currency derivatives.

	Decrease in fair value due to a 1%-point increase in interest rates

		0 - 1	1 - 2	2 - 3	3 - 4	4 - 5	5 - 6	6 - 7	7 - 8	Beyond 8
Currency	Face value	Year	Years	Years	Years	Years	Years	Years	Years	Years

	(NOK in millions equivalent as of December 31, 2005)
CZK	170	0.44	—	—	—	—	—	—	—	—
DKK	(145)	0.24	4.53	—	—	—	—	—	—	28.83
BDT	516	—	(5.72)	—	—	—	—	—	—	—
EUR	10,535	14.26	13.70	0.80	1.81	2.67	3.25	3.59	101.67	—
GBP	—	0.02	—	—	—	—	—	—	—	—
HUF	(1,489)	(1.03)	1.43	—	—	—	—	—	—	—
MYR	573	—	—	—	—	—	30.12	—	—	—
NOK	11,955	19.46	40.99	4.86	15.29	2.66	—	88.46	15.26	—
SEK	502	1.01	0.50	—	5.23	—	—	—	—	—
THB	6,575	6.86	16.90	(28.80)	27.12	(22.51)	26.97	—	—	—
USD	10,010	(9.70)	72.51	5.87	3.11	—	—	71.54	23.92	—

Interest-bearing liabilities(1)	39,202	31.12	144.84	(17.27)	52.56	(17.18)	60.34	163.59	140.85	28.83

(1)	The figure differs from note 22 due to the inclusion of derivatives not classified as interest-bearing liabilities (i.e. derivatives that are not accounted for as hedge of interest-bearing liabilities).
Exchange rate risk
      Telenor is exposed to changes in the value of the Norwegian Krone relative to other currencies. Telenor has invested in companies that have other functional currencies than Norwegian Krone. In addition, companies that mainly operate in Norwegian Krone will have transactions denominated in currencies other than Norwegian Krone.
      The book value of Telenor’s net investments in foreign entities varies with changes in the value of Norwegian Krone compared to other currencies. The net income of the Telenor Group is also affected by changes in exchange rates, as the profit and loss contributions of foreign entities are translated to Norwegian Krone using the average exchange rate for the period. If these companies pay dividends, it will typically be done in their local currency. Management’s strategy to handle exchange rate exposures related to net investments is to partly issue financial instruments in the currencies involved. Combinations of money market

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
instruments (commercial paper and bonds) and derivatives (foreign currency forward contracts and currency swaps) are typically used for this purpose.
      Norwegian entities will also be exposed to exchange rate risk rising from revenues or operating expenses in foreign currencies. This exchange rate risk is normally not hedged by Telenor.
      Exchange rate risk also arises when Norwegian entities enter into other transactions denominated in foreign currency, or when agreements are made to acquire or dispose of investments outside Norway. Committed cash flows in foreign currency equivalent to NOK 50 million or higher are hedged economically using forward contracts. Exchange rate risk related to debt instruments in foreign entities is also a part of the risk exposure of the Telenor Group.
      Hedging as described above is only carried out in currencies that have well-functioning capital markets.
      The table below shows the currency distribution of the Telenor Group’s interest-bearing assets, liabilities and derivatives in other currencies than Norwegian Krone as of December 31, 2005:

	AUD	BDT	CHF	CZK	DKK	EUR	GBP	HUF	JPY	MYR	SEK	THB	USD

Interest-bearing assets	—	—	—	—	—	—	—	3,885	—	1,246	—	1,165	256
Interest-bearing liabilities	(37)	(4,830)	(150)	—	(573)	(1,554)	(12)	(3,030)	(19,500)	(316)	(422)	(28,734)	(1,567)
Currency swaps	37	—	150	(460)	—	613	—	—	19,500	—	(503)	(107)	17
Forward contracts	—	—	—	(307)	—	(338)	—	51,750	—	—	(230)	3	(232)

Total	—	(4,830)	—	(767)	(573)	(1,279)	(12)	52,605	—	930	(1,155)	(27,673)	(1,526)

Credit risk
      Credit risk is the loss that the Group would suffer if a counterpart failed to perform its financial obligations.
      There is limited credit risk related to account receivables due to the high number of customers
      Telenor has entered into Cross Border QTE Leases for telephony switches, GSM Mobile network and fixed-line network. Telenor has defeased all amounts due by us under these agreements in highly rated financial institutions and US Government related securities. The leasing obligations and the defeased amounts are shown net on the balance sheet, see notes 16, 22, 34 and 38. The defeased amounts were NOK 6.1 billion as of December 31, 2005 (NOK 6.0 billion as of December 31, 2004).
      Telenor invests surplus liquidity in current interest-bearing assets. Credit risk is inherent in such instruments. Financial derivatives with positive replacement value for Telenor, taking into account legal netting agreements, also represent a credit risk.
      Credit risk arising from financial transactions is reduced through diversification, through accepting counterparts with high credit ratings only and through setting strict limits on aggregated credit exposure towards each counterpart. Telenor ASA has legal netting agreements (ISDA agreements), which allows gains to be offset against losses in a bankruptcy situation with the 16 banks that are counterparts in derivative transactions. As of December 31, 2005, Telenor ASA had collateral agreements with three banks in derivative transactions. Both ISDA agreements and collateral agreements are means to reduce overall credit risk. Counterparty risk in subsidiaries in emerging markets is higher due to lack of counterparties with high credit ratings. This counterparty risk is monitored on a current basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
      Fair value of derivatives with positive replacement value for Telenor was equivalent to NOK 1,800 million as of December 31, 2005, taking into account legal netting agreements (NOK 1,578 million as of December 31, 2004). Credit exposure for Telenor is monitored on a daily basis.
      Consequently, Telenor does not consider itself exposed to a significant concentration of credit risk.
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
      Fair values of debt instruments issued by Telenor ASA have been calculated using an interest rate curve, which incorporates estimates of the Telenor ASA credit spreads as of December 31, 2005 and 2004, respectively. The credit curve has been extrapolated from trades observed in the secondary market of Telenor ASA debt instruments with different maturities.
      Fair value of debt instruments issued by subsidiaries has been determined by market quotes where such are available. For all other interest-bearing liabilities fair values have been estimated using the specific subsidiary’s relevant credit curve.
      Fair values of currency swaps, foreign currency forward contracts and interest rate swaps are estimated by the present value of future cash flows, calculated by using quoted swap curves and exchange rates as of December 31, 2005 and 2004, respectively. Options are revalued using appropriate option pricing models.
      Fair values for listed shares are based on quoted prices at the end of the relevant years. From January 1, 2005, shares are recorded at estimated fair value in the financial statements. Listed companies consolidated in the Telenor Group or accounted for by using the equity method, are not included in the table below.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
      The table below shows book value and fair value of all derivatives, interest bearing liabilities, cash and shares owned less than 20 percent in the Telenor Group as of December 31, 2005 and 2004.

	Book value	Book value	Fair value	Fair value
	2004	2005	2004	2005

Financial Assets
Listed shares owned less than 20 percent	82	1,866	97	1,866
Cash and short term money market investments	5,398	7,191	5,398	7,191
Financial Liabilities
Non current interest bearing liabilities	(21,247)	(26,989)	(22,528)	(27,771)
Current interest liabilities	(4,005)	(11,775)	(4,050)	(11,775)
Derivatives used for interest and exchange rate risk management
Gain interest rate swaps	7	553	437	553
Loss interest rate swaps	—	(725)	(432)	(725)
Gain cross currency interest rate swaps	54	1,672	28	1,672
Loss cross currency interest rate swaps	(7)	(860)	(7)	(860)
Gain foreign currency forward contracts	1,731	165	2,023	165
Loss foreign currency forward contracts	(1,072)	(447)	(1,124)	(447)
Interest rate options assets	122	18	122	18
Interest rate options liability	(54)	(16)	(54)	(16)
Total net derivatives	781	360	993	360

Book value
2005

Classification of derivatives in the balance sheet(1)(2)
Financial derivatives — non-interest-bearing non-current assets(3)	123
Fair value hedge instruments — interest-bearing non-current assets(3)	998
Financial derivatives — non-interest-bearing currents assets(4)	1,382
Fair value hedge instruments — non-current interest-bearing liabilities(5)	(150)
Financial derivatives — non-current non-interest-bearing liabilities(6)	(138)
Fair value hedge instruments — current interest-bearing liabilities(7)	(133)
Financial derivatives — current non-interest-bearing liabilities(8)	(1,722)

Total net derivatives	360

(1)	Derivatives designated as hedging instruments in fair value hedges are classified as interest-bearing in the balance sheet. All other derivatives are classified as non-interest-bearing.

(2)	Comparable numbers as of December 31, 2004 are not applicable since IAS 39 was implemented as of January 1, 2005.

(3)	Included in Financial non-current assets in the balance sheet (note 20)

(4)	Included in Other financial current assets in the balance sheet (note 20)

(5)	Included in Non-current interest-bearing financial liabilities in the balance sheet (note 22)

(6)	Included in Non-current non-interest-bearing financial liabilities in the balance sheet

(7)	Included in Current interest-bearing financial liabilities in the balance sheet (note 20)

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group

(8)	Included in Current non-interest bearing financial liabilities in the balance sheet (note 24)
Hedging activities
      From January 1, 2005 IAS 32 and 39 was implemented in Telenor. Below is Telenor’s hedging strategies and quantitative information related to these strategies described.
Derivative instruments designated as fair value hedging instruments
      A significant portion of the debt issued by Telenor is fixed rate bonds (80% of outstanding bonds as of December 31, 2005 and 87% at December 31, 2004). Fixed rate bonds with long maturities impose a greater interest rate risk than management wishes to maintain. Accordingly the interest rate exposure on these bonds is often altered by entering into a derivative instrument that allows Telenor to receive an amount based upon fixed interest rate and pay an amount determined by a specified floating interest rate. Telenor designates these derivative instruments as fair value hedges.
      Telenor employs two strategies that qualify for hedge accounting. The first is to issue a fixed rate bond in the currency in which funding is to be raised and consequently enter into a “receive fixed/pay floating” interest rate swap.
      The second is to hedge a fixed rate bond issued in currency other than Norwegian Krone with a “receive fixed non base/pay floating” base cross currency interest rate swap. In these cases the hedged risks would be benchmark interest rates and exchange rates.

NOK in millions

Fair value hedging relationships
Net loss recognized in 2005 income statement on hedged items:	(676)
Net gain recognized in 2005 income statement on hedging instruments	686
Amount of hedge ineffectiveness	10
      No components of the derivative instruments’ gain or loss have been excluded from the assessment of hedge effectiveness.
Derivative instruments designated as cash flow hedging instruments
      Future expected transactions in foreign currencies impose a foreign exchange rate risk that management often wishes to eliminate. In these situations Telenor can mitigate the foreign exchange rate risk and fix the functional currency equivalent cash flows from the hedged item by entering into a derivative instrument.
      As of December 31, 2005 five forecasted capital expenditure outflows denominated in foreign currency have been hedged for foreign currency risk using forward contracts. Interest risk for one floating rate bond has been hedged using an interest rate swap, and some future purchase of electricity has been hedged using energy futures.
      Committed investment in a satellite, primarily to be paid during 2006, amounted to the substantial part of these cash flow hedges. The net result of the hedge items will be included in the purchase price of the satellite, and will be reversed through the profit or loss during the lifetime of the satellite.
      In January 2005 Telenor terminated hedge accounting for two cash flow hedges of future capital expenditure outflows denominated in foreign currency because the estimated delivery dates were postponed substantially.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
Derivative (and nonderivative) instruments designated as hedging instruments of a net investment in a foreign operation
      Telenor partly hedge net investments in foreign currency by issuing debt in the various currencies or through entering into derivative transactions. Material hedging positions have been designated as net investment hedges. In 2005, the instruments involved have been bonds and forward contracts.
Derivatives not designated as hedging instruments
      Telenor has a duration-based target for interest rate risk management. Interest rate swaps are used to periodically rebalance the portfolio in order to be in line with the duration target. These derivatives do not qualify as hedging instruments according to IAS 39.
      Foreign currency swaps are frequently used for liquidity management purposes. No hedging relationships are designated in relation to these derivatives.

24.	TRADE AND OTHER PAYABLES AND CURRENT NON-INTEREST BEARING FINANCIAL LIABILITIES

	2004	2005

	(NOK in millions)
Trade and other payables
Accounts payable	3,806	6,215
Government taxes, tax deductions etc.	2,071	2,286
Accrued expenses	4,342	6,181
Deferred connection revenues(1)	1,692	1,741
Prepaid revenues	3,264	4,404

Total trade and other current liabilities	15,175	20,827

(1)	Connection revenues are deferred over the estimated customer relationship. Deferred connection revenues are classified as current as they relate to the Group’s normal operating cycle.

	2004	2005

	(NOK in millions)
Current non-interest bearing financial liabilities
Financial derivatives (see note 23)	—	1,722
Other current non-interest bearing financial liabilities	431	592

Total current non-interest bearing financial liabilities	431	2,314

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group

25.	EARNINGS PER SHARE
From total operations
      The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of Telenor ASA is based on the following data:

	2004	2005

	(NOK in millions)
Earnings
Net income for the purposes of basic earnings per share (profit for the year attributable to the equity holders of Telenor ASA)	6,093	7,646
Effect of dilutive potential ordinary shares	—	—

Earnings for the purposes of diluted earnings per share	6,093	7,646

	2004	2005

	(In thousands)
Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	1,747,865	1,710,502
Effect of dilutive potential ordinary shares:
Share options	1,462	1,340

Weighted average number of ordinary shares for the purposes of diluted earnings per share	1,749,327	1,711,842

      The denominators for the purposes of calculating both basic and diluted earnings per share have been adjusted for the buyback of shares held by the Kingdom of Norway from the time of approval at the Annual General Meeting.
From continuing operations
      The calculation of the basic and diluted earnings per share from continuing operations attributable to the ordinary equity holders of Telenor ASA is based on the following data.

	2004	2005

	(NOK in millions)
Earnings
Profit for the year attributable to the equity holders of Telenor ASA	6,093	7,646
Less:
Profit for the year from discontinued operations	—	(4)

Net income for the purposes of basic earnings per share from continuing operations	6,093	7,650
Effect of dilutive potential ordinary shares	—	—

Net income for the purposes of diluted earnings per share from continuing operations	6,093	7,650

      The denominators used are the same as those detailed above for both basic and diluted earnings per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group

26.	COMMITMENTS AND CONTINGENCIES
      Telenor is involved in a number of legal proceedings within various forums. Some of these proceedings involve administrative agencies, arbitrations, court cases within the governing jurisdiction and matters before governmental bodies which include minor and material issues that arise out of activities related to Telenor’s business. While acknowledging the uncertainties of litigation, Telenor is of the opinion that based on the information available to date, these matters will be resolved without any material negative significant effects individually or in the aggregate on Telenor’s financial position. Provisions have been made to cover unfavorable rulings, judgments, decisions or foreseeable deviations in tax assessments, pending the outcome of appeals by Telenor against these decisions. Furthermore, provisions have been made to cover the expected outcome of the other proceedings to the extent that negative outcomes are likely and that reliable estimates can be made.
Sonofon Holding A/S
      Telenor Eiendom Holding AS (previously Telenor Communication AS) claim against the Norwegian tax authorities was upheld in the Appeals Court on December 21, 2005 relating to the non-recognition of a tax loss for the fiscal year 2001 deriving from the sale of shares in Sonofon Holding A/ S from Telenor Eiendom Holding AS to Dansk Mobil Holding AS. The disputed amount is approximately NOK 8.6 billion, corresponding to a tax charge of approximately NOK 2.4 billion that was expensed in 2002. On or about January 30, 2006, the Norwegian tax authorities appealed the ruling of the Appeals Court to the Supreme Court of Norway. See note 14.
Telenor Mobil Norway
      Sense Communication ASA initiated legal proceedings against Telenor Mobil AS before the Oslo District Court claiming that prices set forth in a service provision agreement for the period 2000-2003 had been excessive and not in accordance with the requirements for cost-oriented pricing. Sense gave notice to the effect that the claim might be recalculated in order to include other relevant years. The Asker and Bærum District Court gave judgment in favor of Telenor Mobil on November 2, 2004 and Sense appealed to the Court of Appeal. Sense (Reitan Gruppen AS, the Sense assignee) presented the claim to the Appeals Court during the 8th through the 16th of February 2006 estimating its claim for NOK 261 million plus interest and legal costs. Telenor expects the Appeals Court to render judgment in the month of April 2006. Additionally, Tele2 has asserted a request for reimbursement of more than NOK 113 million alleging prices charged by Telenor Mobil for resale of mobile telephone services under the service provider agreement with Tele2 has not been in accordance with the requirements for cost-oriented pricing. The parties have agreed to suspend the case until clarification of some of the issues determined in the Sense Communication case.
GrameenPhone
      The Bangladesh Telecommunication Regulatory Commission has requested that GrameenPhone pay royalty and license fees (GRLF) pursuant to the license requirements. The legitimacy and amounts payable have not yet been clarified. Many uncertainties exist for mobile operators in Bangladesh that pertain to the actual basis used for establishing the GRLF. Telenor is of the opinion that necessary provisions have been made.
Kyivstar
      Over the past year, Storm has in a number of instances failed to have at least one representative from Storm attend Kyivstar’s shareholder and board meetings. For a valid quorum to be present at Kyivstar’s shareholder meetings, Ukrainian law requires the attendance of shareholders holding more than 60% of a

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
company’s share capital and, for a valid quorum to be present at board meetings, Kyivstar’s charter and shareholder agreement require the attendance of at least one director from Storm. Storm and certain of their affiliates have also filed a number of related lawsuits in the Ukrainian courts contesting, among other things, the validity of parts of Kyivstar’s shareholder agreement and charter. These lawsuits contest the ability of Kyivstar’s chief executive officer to carry out his delegated duties, and the validity of previous decisions made by members of Kyivstar’s board of directors. Telenor believes that these lawsuits are without merit and is vigorously contesting all of the claims that are currently pending in Ukrainian courts. In accordance with Kyivstar’s shareholder agreement, Telenor also commenced in February 2006 an arbitration proceeding in New York against Storm for violating Kyivstar shareholders agreement. Telenor has also proposed technical changes to Kyivstar’s charter to ensure that the Kyivstar board continues to function in accordance with the shareholder agreement, but the actions of Storm described above, including the failure of Storm or its nominees to attend meetings, could still adversely affect the ability of Kyivstar to operate and compete effectively.
Disputes mentioned in note 24 to the Telenor’s financial statements for 2004, in which a final decision or verdict has been reached.
      The liquidators of Enitel AS initiated legal proceedings against Telenor Telecom Solutions AS and Telenor Mobil AS before the Asker and Bærum District Court. The claim asserted was for more than NOK 121 million based on alleged overcharging for leased lines and traffic terminated in our fixed and mobile networks for the period of 1997 to 2001. The Asker and Bærum District Court on March 14, 2005 dismissed the plaintiff’s action against Telenor Telecom Solutions AS and Telenor Mobil AS and the parties settled out of court on April 14, 2005.

27.	CONTRACTUAL OBLIGATIONS
      The Group has entered into agreements with fixed payments in the following areas as of 31 December 2005:

						After
	2006	2007	2008	2009	2010	2010

	(NOK in millions)
Minimum lease payments under non-cancelable operating leases
Lease of premises	858	729	627	557	482	2,409
Lease of cars, office equipment, etc.	70	42	22	7	3	1
Lease of satellite- and net-capacity	435	263	195	113	65	114
Contractual purchase obligations
Purchase of satellite- and net-capacity	803	47	28	10	8	8
IT-related agreements	407	165	140	131	31	13
Other contractual obligations	599	370	211	101	45	30
Committed investments
Property plant and equipment	1,447	9	—	—	—	—
Other contractual investments	722	148	18	—	—	—
Total contractual obligations	5,340	1,773	1,241	919	634	2,574
      The table does not include agreements under which Telenor has no committed minimum purchase obligations. Future non-committed investments due to the UMTS licenses in Norway, Denmark and Hungary are not included.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
      Canal Digital has exclusive Nordic distribution rights on DTH to CMore’s premium film and sport channels until June 13, 2006, in addition to exclusive content rights on other channels. Furthermore, in June 2005, Telenor Broadcast, together with Norwegian broadcaster TV2, acquired the rights for distribution of Norwegian football on TV, broadband Internet and 3G mobile for NOK 1 billion. The rights cover the period from 2006 through 2008 for the Norwegian premier league and the Norwegian first division, and 2006 through 2009 for Norway’s international matches (home matches only) for men, women and youth, the national cups for men and women and women’s national premier league. The NOK 1 billion commitment for the rights will be paid over four years, with NOK 300 million per year for the period 2006 through 2008 and NOK 100 million for 2009. The financial commitment is a joint liability owed to the Norwegian Football Association by TV2 and Telenor Broadcast. Telenor Broadcast and TV2 have agreed that the material part of the free to air TV rights will be managed by TV2, while the Pay-TV rights and certain free TV rights have been assigned to, and will be governed by, the television channel TV2 Zebra, in which Telenor Broadcast and TV2 will have an ownership interest of 45% and 55%, respectively. The broadband Internet football broadcast rights will be managed by Telenor Fixed and TV2 Interaktiv, while the 3G mobile rights will be managed by Telenor Mobile.
      Committed investments in property plant and equipment in 2006 are primarily mobile networks in Pakistan, Malaysia (DiGi.Com) and Bangladesh (GrameenPhone).
      Payments related to investment in a new satellite are included in Other contractual investments.

28.	RELATED PARTIES
      As of March 31, 2006 Telenor ASA was 54.4% owned by the Norwegian state, through the Ministry of Trade and Industry (including own shares).
      The Norwegian telecommunications market is governed by the Electronic Communications Act of June 25, 2003 and other regulations issued pursuant to this Act. Until it expired September 1, 2004, Telenor had to provide and maintain Universal Service Obligations (USO) according to the concession on fixed network. Thereafter it was carried on through an agreement between Telenor and the Norwegian Ministry of Transport and Communications. The USO obligation entails among other things the provision of PSTN telephony to all households and companies, public pay phones, services for the disabled, emergency services. In addition, Telenor was in 2005 subject to Special Service Obligations (SSO) — the defense of Norway, coastal radio, services concerning Svalbard, wire services for ships, provisions of emergency lines for the police, fire department and ambulances. Telenor receives no compensation from the state for the provision of USO services, whereas compensation is given to Telenor for the provision of SSO. In 2005 and 2004 Telenor received NOK 73 million and NOK 72 million, respectively, under this agreement.
      One of Telenor’s GSM 900 licences in Norway was renewed by the Ministry of Transport and Communications in November 2005 until December 31, 2017. The net present value of the payments for this license was NOK 186 million, of which NOK 100 million was paid in 2005 and the remaining to be paid annually as a frequency fee. In 2004 Telenor was awarded some of the Wimax licenses for NOK 13.5 million. In 2005, Telenor purchased a frequency in the radio frequency band 11 GHz for NOK 10 million.
      Telenor pays an annual fee to the Norwegian Post and Telecommunications Authority (“PT”) for delivering telephony and mobile services. The fee was NOK 97 million and NOK 108 million in 2005 and 2004, respectively.
      Telenor provides mobile and fixed telephony services, leased lines, customer equipment, Internet connections, TV distributions, IT operations/services and sale of software to the state and companies controlled by the state in the normal course of business and at arm’s-length prices. Telenor also purchases

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
services, such as postal services, in the normal course of business and at arm’s-length prices. Details of such transactions are not included in this note.
      Transactions with associated companies (NOK in millions):

2004		2005

Sales to	Purchases from	Sales to	Purchases from

703	1,323	544	177
      Purchases from and sales to the associated company Bravida were considerably reduced in 2005 due to Bravida’s sale of its Telecom and IKT businesses at the end of 2004. Purchases from associated companies were also reduced due to Telenor’s disposal of its associated company Telenor Renhold & Kantine as of June 28, 2005. Of the sales in 2005 and 2004, NOK 442 million and NOK 494 million, respectively was to the associated company Glocalnet AB.
      Telenor had provided guarantees related to Bravida ASA with a frame of approximately NOK 851 million as of December 31, 2005 (approximately NOK 917 million as of December 31, 2004). This was primarily related to a fulfilment guarantee regarding Bravida’s deliveries to the project Södra Länken, which is an engineering contract in Sweden. The guarantee was provided by Telenor in 2000 when Bravida was a subsidiary. The guarantee was terminated in January 2006.
      For information of receivables on associated companies — see note 19 and 20. Telenor had no payables or debt to associated companies as of December 31, 2005 and 2004.
      GrameenPhone Ltd. borrowed NOK 50 million from Norwegian Agency for Development Cooperation (NORAD). As of December 31, 2005, the remaining loan amounted to NOK 40 million. NORAD is part of the Ministry of Foreign Affairs. The fixed rate loan has an interest of 3.4% and was an interest-only loan until June 30, 2004, and is thereafter paid down until December 31, 2010.
      As of April 1, 2005, Telenor sold 9 properties to Telenor Pension Fund. The properties are buildings for general administrative purposes and buildings for technical purposes. The administrative buildings constitute in value the larger part, and are used by Telenor and other external parties. Telenor Pension Fund has entered into agreements with Telenor where Telenor lease back parts of these properties for 10 years. The sales prices and lease payments were based on valuations by independent external parties. Total sales price was NOK 559 million. Telenor recorded a net gain on the sales of NOK 51 million. Total annual lease payments are NOK 42 million, adjusted annually with the consumer price index.
      For compensation of key management personnel, see note 30.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group

29.	ADDITIONAL INFORMATION ABOUT CASH FLOW
Purchase and sale of subsidiaries and associated companies
      The table below shows how the main items in the consolidated balance sheet are effected of purchase and sale of subsidiaries and associated companies and is reconciled against the items in the consolidated cash flow statement which show the cash payments on purchase and cash receipts from sale of subsidiaries and associated companies net of cash received and transferred. Please see note 1 for further information on significant purchases and sales.

	2004	2005

	(NOK in millions)
Purchase of subsidiaries and associated companies
Associated companies	112	235
Total other fixed assets	13,773	20,399
Total current assets	1,353	3,175
Total liabilities	(5,883)	(11,533)
Minority interests	—	(1,292)
Book value of associated companies at the time of acquisition	(4,215)	(941)
Recorded directly to equity	—	(1,274)
Purchase price	5,140	8,769
Of which cash paid(1)	(6,421)	(8,594)
Cash in subsidiaries purchased	140	466

Cash payment on purchase of subsidiaries and associated companies, net of cash purchased	(6,281)	(8,128)

Sale of subsidiaries and associated companies
Associated companies	98	29
Total other fixed assets	124	599
Total current assets	553	95
Total liabilities	(217)	(97)
Minority interests	(28)	76
Gain (loss) and translation adjustments of sales	502	39
Sales price	1,032	741
Of which cash received	953	821
Cash in subsidiaries sold	(104)	(81)

Cash received on sale of subsidiaries and associated companies, net of cash sold	849	740

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group

(1)	In 2004, cash payments include a shareholder’s loan that Telenor took over at the time of purchase of the remaining shares in Sonofon Holding A/ S.

	2004	2005

	(NOK in
	millions)
Restricted bank accounts
For employees’ tax deduction	6	7
Other	17	19

Total	23	26

      With the exception of certain companies, the Group has purchased bank guarantees for payment of the employees’ tax deductions.
Cash and cash equivalents

	2004	2005

	(NOK in millions)
Cash and cash equivalents in the Group’s cash pool systems	3,028	1,705
Cash and cash equivalents not in the Group’s cash pool systems(1)	2,053	5,101
Total cash and cash equivalents	5,081	6,806
      The Group has established cash pool systems with two banks. Under these agreements, Telenor ASA is the Group account holder, whereas the other companies in the Group are sub-account holders or participants. The banks can set off balances in their favor against deposits, so that the net position represents the net balance between the bank and the Group account holder.

(1)	Subsidiaries in which Telenor owns less than 90 percent of the shares are normally not participating in the Group’s cash pool systems, held by Telenor ASA. As of December 31, 2005, these cash and cash equivalents primarily related to Kyivstar and DiGi.Com.
Significant non-monetary transactions

	2004	2005

	(NOK in millions)
Investments in licenses — part not paid in the year of grant	1,091	461
Finance leases — part not paid in the year of initial recognition	—	484

Total	1,091	945

      Investments in licenses in 2005 were related to the renewal of the GSM 900 license in Norway and the acquisition of UMTS license in Denmark. Investments in licenses in 2004 were related to the acquisition of a UMTS license in Hungary and a mobile license in Pakistan. A finance lease in 2005 was related to the fibre optical network in GrameenPhone, see note 16.

30.	MANAGEMENT COMPENSATION ETC.
      The Group Executive Management (GEM) consists of Jon Fredrik Baksaas, Arve Johansen, Trond Westlie, Jan Edvard Thygesen, Stig Eide Sivertsen, Morten Karlsen Sørby, Ragnar Korsæth and Bjørn Magnus Kopperud. The last two joined the group in January 2006. As of September 15, 2005, Senior Executive Vice President and CFO, Torstein Moland retired and Trond Ø. Westlie became Executive Vice

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
President and CFO. Aggregate remuneration, taxable income, for 7 persons of the Group Management for 2005 was NOK 21,283,636. Torstein Moland is included until September 15 and Trond Westlie is included from September 15 2005. In addition Telenor also had NOK 6,831,000 in pension cost for the Group Executive Management. The aggregate remuneration for the Board of Directors and the Corporate Assembly for 2005 was NOK 2,216,027 and NOK 461,641 respectively. In addition, remuneration for the audit, compensation and nomination committees was in total NOK 267,000. The members of the Board of Directors have no agreements which entitles them to extraordinary remuneration in the event of termination or change of office or agreement for bonus, profit sharing, options or similar. In 2005 there has not been any option program or other non-current incentive plans.

		Share
		options
		reported as				Pension
		taxable	Bonuses		Total	benefit
		income in	paid in the	Other	taxable	earned/cost to
	Base salary	the year(1)	Year	benefits(2)	income	company(3)

Group Executive Management(4)
Jon Fredrik Baksaas	4,000,000	—	1,039,333	130,171	5,169,504	1,309,000
Arve Johansen	2,800,000	—	911,408	386,595	4,098,003	1,724,000
Morten Karlsen Sørby	2,600,000	—	583,738	172,871	3,356,609	460,000
Jan Edvard Thygesen	2,000,000	—	449,653	255,359	2,705,012	1,240,000
Stig Eide Sivertsen	2,000,000	—	601,846	247,282	2,849,128	990,000
Trond Ø. Westlie(5)	670,833	—	—	40,426	711,260	116,000
Torstein Moland(5)	1,558,333	—	542,570	293,217	2,394,120	992,000

		Compensation
		for board
		elected
	Board compensation	committee’s

Board of Directors(6)
Thorleif Enger	400,000	5,000
Bjørg Ven	270,000	20,000
Harald Stavn	200,000	10,000
Per Gunnar Salomonsen	200,000	—
Irma Tystad	200,000	10,000
John Giverholt	200,000	80,000
Hanne de Mora	200,000	80,000
Liselott Kilaas	200,000	5,000
Paul Bergqvist	146,027	5,000
Jørgen Lindegaard	200,000	—
      All amounts exclude social security tax.
      None of the persons in the table received compensation from any other Group companies, except for the employee representatives that received salary as employees of Telenor.
      (1) For number of options granted and outstanding and their terms, see below and note 31.
      (2) Include items as company car, telephone, ADSL and other minor benefits.
      (3) The calculations of pension benefits earned are based on the same actuarial and other assumptions as used in the pension benefits calculation in note 7, excluding social security tax. The amounts are higher than

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
the amounts that the persons earned as paid-up policy if the employment was terminated as of December 31, 2005.
      (4) Ragnar H. Korsæth and Bjørn Magnus Kopperud joined the Group Management mid-January 2006 hence they are not included here.
      (5) Torstein Moland retired from his position as Senior Executive Vice President and CFO as of September 15, 2005 and was replaced by Trond Ø. Westlie. The compensation is based on their respective period as members of the Group Management.
      (6) Torstein Moland exercised options in November 2005, after he retired as CFO. Hence taxable income from this is not included in the note.
      (7) Includes Board Compensation and compensation for Board elected committees.
      Telenor’s compensation committee consists of the chairman of the Board of Directors and two members from the other shareholder-elected board members. Our president and CEO, Jon Fredrik Baksaas is invited to attend the meetings of the committee. The primary responsibility of the committee is to discuss and make proposals to the board of directors in respect of compensation practice and policy for the CEO and the Group Management, as well as the general compensation policy for other employees. The committee meets at least twice a year, and when needed.
      The bonus frame for the members of the Group Executive Management was 6 months of base salary in 2005. If the target level is reached (under any given bonus criterion), 50% of the bonus is paid. 100% of the bonus may only be paid as a result of exceptional financial performance.
      Jon Fredrik Baksaas had a bonus agreement for 2005 with a maximum payment of 6 months of fixed salary. In 2003, he was granted 250,000 share options with a maturity of 7 years. In 2002, when he was appointed President and CEO he was granted 150,000 share options and another 100,000 in the share option program in 2002. Telenor’s pension plan gives Mr. Baksaas the right to retire at the age of 60 with a supplementary pension, resulting in a total pension equal to 66% of pension-qualifying income. Pension-qualifying income is limited to NOK 3,000,000, adjusted annually with the Consumer Price Index. The first adjustment occurred on January 1, 2003. Mr. Baksaas has the right to receive salary for a period of 24 months if Telenor terminates the employment, provided that he does not undertake any other employment during such period, in which case the payment would be reduced by 75% of the salary for the new employment. There will be no holiday payment on this amount. The agreed period of termination notice is six months.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
      The table below shows information for each member of the current Group Management, except for Jon Fredrik Baksaas, which is mentioned above.

	Agreed period	Severance
Name/title	of notice	pay	Pension benefits

Senior Executive Vice President Arve Johansen(2)	6 months	6 months	66% of Pension-qualifying income at the date of retirement with the right to retire at the age of 60. The Pension-qualifying income will be equal to the salary of December 31, 2004, with an annual regulation according to the consumer price index.
Executive Vice President and CFO, Trond Ø. Westlie	6 months	6 months	Defined contribution plan with 30% of salary above 12G with right to retire at the age of 65.
Executive Vice President Stig Eide Sivertsen	6 months	No	66% of Pension-qualifying income at the date of retirement with the right to retire at the age of 62. The Pension-qualifying income will be equal to the salary of December 31, 2004, with an annual regulation according to the consumer price index.
Executive Vice President Jan Edvard Thygesen	6 months	6 months	66% of Pension-qualifying income at the date of retirement with the right to retire at the age of 62. The Pension-qualifying income will be equal to the salary of December 31, 2003, with an annual regulation according to the consumer price index.
Executive Vice President Morten Karlsen Sørby	6 months	6 months	66% of Pension-qualifying income at the date of retirement with the right to retire at the age of 62. The Pension-qualifying income will be equal to the salary of December 31, 2002, with an annual regulation according to the consumer price index.
Executive Vice President Ragnar H Korsæth	6 months	6 months	66% of Pension-qualifying income at the date of retirement with the right to retire at the age of 65. The Pension-qualifying income will be equal to the salary of December 31, 2002, with an annual regulation according to the consumer price index.
Executive Vice President Bjørn Magnus Kopperud	6 months	6 months	66% of Pension-qualifying income at the date of retirement with the right to retire at the age of 62. The Pension-qualifying income will be equal to the salary of December 31, 2002, with an annual regulation according to the consumer price index.

(1)	The share option programs for 2002, 2003 and 2004 are described in note 31. No share options were granted in 2005.

(2)	Arve Johansen has an agreement which entitle him to a possible transfer to other tasks within the organization with the right to compensation of half his salary. These agreements relate to a specified time period up to the age of retirement. The future pension benefits are based on the salary at the time of transfer to other work.
      Total loans to employees were NOK 36 million as of December 31, 2005. NOK 18 million of this is related to the employee share program, in which 3,590 employees in the Nordic countries participated in 2005. The loans for purchase of shares were limited to NOK 5,962 per employee after discount. Loans for purchase of shares are non-interest-bearing and are repaid over 12 months. The rest of the loans were mainly related to the financing of cars purchased by the employees as an alternative to company cars and to loans for house purchase in two of the foreign subsidiaries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
      None of the members of the Board of Directors or the Group Management have loans in the company.
      The number of shares and share options owned by the members of the Board of Directors, Deputy Board Members, the Corporate Assembly and the Group Management as of December 31, 2005 is shown below. Shares owned by the Board of Directors, Deputy Board Members and the Group Management include closely related parties.

	Number of	Number of
	shares as of	options as of
	December 31,	December 31,
The Board of Directors	2005	2005

Thorleif Enger	12,000	—
Bjørg Ven	10,000	—
Harald Stavn	3,844	—
Per Gunnar Salomonsen	1,896	—
Irma Tystad	813	—

Number of
shares as of
December 31,
Deputy Board Members	2005

Helge Enger	1,737
Roger Rønning	1,137
Ragnhild Hundere	275
Hjørdis Henriksen	275

Number of
shares as of
December 31,
The Corporate Assembly	2005

Arne Jenssen	407
Berit Kopren	275
Stein Erik Olsen	1,151
Inger-Grethe Solstad	682

				Number of	Number of
	Options from	Options from	Options from	shares as of	options as of
	Feb 2002	June 2002	Feb 2003	December 31,	December 31,
The Group Executive Management	program	program	program	2005	2005

Jon Fredrik Baksaas	100,000	150,000	250,000	34,852	500,000
Trond Ø. Westlie	—	—	—	—	—
Arve Johansen	100,000	—	100,000	51,462	200,000
Morten Karlsen Sørby	70,000	—	75,000	7,794	145,000
Jan Edvard Thygesen	75,000	—	75,000	56,278	150,000
Stig Eide Sivertsen	75,000	—	75,000	28,765	150,000
Ragnar H. Korsæth	20,000	—	30,000	5,670	50,000
Bjørn Magnus Kopperud	50,000	—	50,000	2,777	100,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
Fees to the auditors
      The table below summarizes suggested audit fees for 2005 and 2004 and fees for audit related services, tax services and other services invoiced to Telenor during 2005 and 2004. Fees include both Norwegian and foreign subsidiaries.

			Audit		Fees for
	Audit fees		related fees		tax services		Other fees

	2004	2005	2004	2005	2004	2005	2004	2005

Telenor ASA
Group Auditor	2.6	3.1	2.9	5.0	1.2	0.5	—	—
Other Auditors	—	—	—	—	—	—	—	—
Other Group companies
Group Auditor	26.4	38.6	7.1	4.3	4.0	5.1	0.7	1.0
Other Auditors	0.2	0.1	—	0.1	0.1	0.1	0.1	0.1
      Fees for audit services include fees associated with the required statutory audits and the reviews of the Company’s quarterly reports. Audit-related fees principally include due diligence in connection with acquisitions and dispositions, information system audits and regulatory reporting audits. Tax fees include review of tax compliance and tax advice, mainly outside Norway.
31.     SHARE OPTION PLANS
      In the Telenor Group there are two share options programs: One for shares in Telenor ASA and one for the listed subsidiary company EDB Business Partner ASA.
      The share option plans are considered equity-settled plans. Telenor ASAs option plan includes the option for Telenor to settle in cash.
Option program for shares in Telenor ASA
      85 managers and key personnel were granted options in 2002 and 110 managers and key personnel were granted options in 2003. 12 new managers and key personnel were granted options in 2004. In 2005 there were no options granted. One third of the options vest each of the three years subsequent to the date of grant. The latest possible exercise date is seven years subsequent to the grant date. The options may only be exercised four times a year, during a ten-day period after the publication of the company’s quarterly results.
      For options granted in 2002: The exercise price corresponds to the average closing price at Oslo Stock Exchange five trading days prior to the grant date, increasing with an interest per commenced month corresponding to 1/12 of 12 months NIBOR (Norwegian Interbank interest rate). For options granted in 2003 and 2004: The options are exercisable if the stock price at the time of exercise is higher than the average closing price on the Oslo Stock Exchange five trading days prior to the date of grant, adjusted with 5.38% per year. The exercise price corresponds to the average closing price at Oslo Stock Exchange five

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
trading days prior to the grant date, which was NOK 26.44 for options granted in 2003 and NOK 48.36 for options granted in 2004.

		Estimated fair	Average exercise price
		value at grant date	at the end
Share Options Telenor ASA	Share options	(per share option)	of option life(1)

Balance as of December 31, 2003	5,103,333	—	38.06
Options granted in 2004	380,000	11.89	48.36
Options forfeited in 2004	45,000	—	26.98
Options exercised in 2004	1,027,994	—	33.44

Balance as of December 31, 2004	4,410,339	—	33.97

Options granted in 2005	—	—	—
Options forfeited in 2005	145,000	—	44.98
Options exercised in 2005	1,237,675	—	33.11

Balance as of December 31, 2005	3,027,664	—	34.11

      The weighted average share price at the date of exercise for share options exercised during NOK 2005 was 58.95 (NOK 49.64 in 2004 and NOK 38.50 in 2003).
      The table below details Telenor’s options outstanding by related option exercise price as of December 31, 2005 and is based on the latest exercise price. All options may be exercised prior to the termination of the plan.

				Weighted
			Options	average	Options
			exercisable	remaining life	exercisable
			as of	as of	as of
Weighted average		Options	December 31,	December 31,	December 31,
exercise price		outstanding	2004(1)	2005	2005(1)

(in NOK)
41,67(1	)(2)	937,667	913,667	3.1 years	937,667
33,32(1	)(3)	150,000	100,000	3.1 years	150,000
26.44(4)		1,706,664	583,328	4.1 years	906,674
48.36(5)		233,333	—	4.8 years	53,333

(1)	Exercise price for the share option programs of 2002 are calculated at the latest possible date of exercise, and based on 12 month NIBOR, implied forward rates calculated of the spot curve (February 20, 2006, and June 20, 2005). For the share option programs of 2003 and 2004, the exercise prices are fixed throughout the options’ terms.

(2)	First possible exercise was February 2003 for 1/3 of the options.

(3)	First possible exercise was July 2003 for 1/3 of the options.

(4)	First possible exercise was February 2004 for 1/3 of the options.

(5)	First possible exercise was February 2005 for 1/3 of the options.
      At the exercise of the options, Telenor maintains the right to redeem options by paying an amount in cash corresponding to the difference between the exercise price and closing price on the day the notification reached the company. The options may be exercised earlier than the end of the options term, as long as they are exercisable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
      The fair value of share-based compensation at the grant date is expensed over the vesting period. Telenor uses a Black & Scholes valuation model to calculate the fair value. According to the transitional rules in IFRS 1 only options granted subsequent to November 7, 2002 that had not vested as of January 1, 2005 are included. This amounted to 1,516,668 options with an average estimated fair value at grant date per share option of NOK 8.92.
Option program for shares in EDB Business Partner ASA
      600,000 options at an exercise price of NOK 15.94 per share were granted to the CEO for EDB Business Partner ASA at the time of appointment in 2003. One third of the options vest each of the three years subsequent to the grant date and are exercisable if the stock price at time of exercise is higher than the exercise price adjusted with 5.38% per year. The options may only be exercised four times a year, during a ten-day period after the publication of the company’s quarterly results. The latest possible exercise date is seven years after the grant.
      In connection with the 2004 Annual General Meeting an option plan, consisting of a maximum of 1,300,000 options, was granted to the rest of the management and key employees. Of these options 989,994 were granted in April 2004 at an exercise price of NOK 45.55 and 25,000 options were granted in November 2004 at an exercise price of NOK 44.83. Another 345,000 options were granted in 2005: 220,000 in January 2005 at an exercise price of NOK 48.27, 100,000 on October 1, 2005 at an exercise price of NOK 49.04 and 25,000 on October 10, 2005 at an exercise price of NOK 49.06. Options are granted at an exercise price corresponding to the average stock price five days before the options are granted. Half of the options vest each of the two years subsequent to the grant date and are exercisable the following year if the stock price at the time of exercise is higher than the exercise price adjusted with 5.38% per year. Options which have vested may only be exercised subsequent to an approval from the Annual General Meeting. In addition, the options may only be exercised four times a year, during a 3 to 10 day period after the publication of the company’s quarterly results.

		Estimated fair	Average exercise
		value at grant date	price at the end of
	Share options	(per share option)	option life

Balance as of December 31, 2003	9,884,997	—	117.7
Options granted in 2004	1,014,994	9.43	45.5
Options exercised in 2004	—	—	—
Options forfeited in 2004	9,284,997	—	118.7

Balance as of December 31, 2004	1,624,994	—	34.5

Options granted in 2005	345,000	8.42	48.5
Options exercised in 2005	34,117	—	45.5
Options cancelled in 2005	98,484	—	45.4
Options forfeited in 2005	—	—	—

Balance as of December 31, 2005	1,837,393	—	36.3

      The weighted average share price at the date of exercise for share options exercised during 2005 was 45.55.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
      The table below details EDB Business Partner’s options outstanding by related option exercise price and is based on the latest exercise dates. Some options may be exercised prior to the termination of the plan.

		Weighted	Options	Options
		average	exercisable as of	exercisable as of
	Options	remaining life	December 31,	December 31,
Weighted average exercise price	outstanding	(in years)	2004	2005

(in NOK)
15.94	600,000	4.3	200,000	400,000
45.55	892,393	0.7	—	429,138
48.27	220,000	1.5	—	—
49.05	125,000	2.8	—	—
      The fair value of share-based compensation at the grant date is expensed over the vesting period. According to the transitional rules in IFRS 1 only options granted subsequent to November 7, 2002 that had not vested as of January 1, 2005 are included. This amounted to 1,637,393 options with an average estimated fair value at grant date per share option of NOK 10.30.
Option program for shares in Telenor ASA and EDB Business Partner ASA
      The programs 2002-2005

				Weighted average
	Risk free rate	Dividend yield	Volatility factor	life

Telenor ASA 2002 programs	6.40%	2.0%	31.3%	4.5 years
Telenor ASA 2003 program	4.80%	2.0%	32.3%	4.5 years
Telenor ASA 2004 program	3.13%	2.0%	36.5%	4.5 years
EDB Business Partner
ASA 2003 program	5.05%	0.0%	66.9%	4.5 years
EDB Business Partner ASA
2004 programs	2.50%	0.0%	54.4%	1.5 years
EDB Business Partner ASA
2005 programs	3.66%	0.0%	53.3%	1.5 years
      For fair value calculations the share price at grant date are used. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. However, the number of share options granted is limited compared to the size of the Group, and the effects of applying a more flexible model is not expected to have a material impact on the Group’s financial statements.
32.     NUMBER OF SHARES, OWNERSHIP ETC.
      As of December 31, 2005, Telenor ASA had a share capital of NOK 10,239,421,758 divided into 1,706,570,293 ordinary shares with a nominal value of NOK 6 each. All shares have equal voting rights and the right to receive dividends. As of December 31, 2005, the company had 12,846,514 own shares.
      In accordance with the authority given by the Annual General Meeting on May 20, 2005 Telenor reduced its share capital with NOK 263,186,550 in July 2005. This was done through the cancellation of

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
20,191,700 own shares and through redemption of 23,672,725 shares from the Ministry of Trade and Industry.
      At the Annual General Meeting on May 20, 2005, approval was given for the Board of Directors to acquire 170,500,000 own shares with a nominal value totaling NOK 1,023,000,000. The amount paid per share shall be a minimum of NOK 6 and a maximum of NOK 200. The Board is free to decide how the acquisition and transfer of shares takes place. Own shares could be used as means of payment in connection with acquisitions of businesses or in order to fulfill obligations relating to option programs for key employees or to share program for employees. This authorization is valid until July 1, 2006.
      In 2005 Telenor acquired 13,844,000 own shares in accordance with this authorization. In August and in November 2005, 164,335 and 335,669 respectively of these shares were used to fulfill obligations related to the stock option programs for key employees. In November 2005, an additional 81,042 of these shares were used for bonus shares related to the share ownership program for employees of 2004. In December 2005, an additional 416,440 of these shares were used related to a share ownership program for employees of 2005.
      In May 2005, Telenor entered into an agreement with its largest shareholder, the Kingdom of Norway, represented through the Ministry of Trade and Industry. According to the agreement the Board of Directors will propose to the Annual General Meeting in 2006 that the shares that were bought back are cancelled. The Board will also propose a redemption and cancellation of shares from the Ministry of Trade and Industry. As a consequence the Kingdom of Norway’s ownership percentage in Telenor remains unchanged. The Ministry of Trade and Industry has obliged itself to vote for the reduction of the share capital at the Annual General Meeting in 2006.
      The following shareholders had 1% or more of the total number of 1,706,570,293 outstanding shares (including 12,846,514 own shares) as of December 31, 2005.

	Number
Name of shareholders	of shares	%

Ministry of Trade and Industry	920,954,183	53.97
State Street Bank (nominee)	70,678,407	4.14
National Insurance Scheme Fund	58,457,361	3.43
JPMorgan Chase Bank (nominee)	36,835,870	2.16
Mellon Bank (nominee)	23,704,040	1.39
JPMorgan Chase Bank (nominee)	21,078,068	1.24

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
33.     LICENSES
      The table below summarizes the main operating licenses held by Telenor ASA and its subsidiaries:

			License
			valid	License
Company	Licenses	Network type	from	expiration

Telenor ASA/ Telenor Mobil AS	GSM 900	GSM/GPRS/EDGE	1992	2017(1)
	GSM 900		2001	2013
	GSM 1800		1998	2010
	UMTS	W-CDMA	2000	2012
Sonofon Holding A/ S(2)	GSM 900	GSM/GPRS	1997	2012
	GSM 1800		1997	2007
	GSM 1800		2001	2011
	UMTS	W-CDMA	2005	2021
Kyivstar GSM JSC(3)	GSM 900	GSM/GPRS	1997	2012
	GSM 1800		2001	2016
Pannon GSM Rt.	GSM 900	GSM/GPRS/EDGE	1993	2008
	GSM 1800		1999	2014
	UMTS	W-CDMA	2004	2019
Total Access Communications PCL(4)	AMPS 800	GSM	1990	2018
	GSM 1800		1990	2018
DiGi.Com bhd(5)	GSM 1800	GSM/GPRS/EDGE	1995	2015
	EGSM
GrameenPhone Ltd.	GSM 900	GSM	1996	2011
	GSM 1800
Telenor Pakistan (Private) Ltd.	GSM 900	GSM/GPRS/EDGE	2004	2019
	GSM 1800		2004	2019
	Long Distance		2004	2024
	International
ProMonte GSM D.O.O.	GSM 900	GSM/GPRS	2002	2017
	GSM 1800		2002	2017
Telenor Telecom Solutions AS	Radio frequency	Fixed networks	2005	2022
	band, 11 GHz		2004	2022
	Wimax		1988	Not time limited
	Radio links(6)

(1)	The license was extended in 2005.

(2)	In addition to the mobile operating licenses, Sonofon holds licenses for fixed radio links as well as a national FWA/ Wimax network license in the 3,5 GHz band, which expires in 2011.

(3)	In addition to the operating licenses, Kyivstar holds a number of regional frequency licenses.

(4)	Rather than a license, DTAC has the right to operate a mobile network pursuant to a concession.

(5)	Rather than a license, DiGi.Com holds the right to operate a mobile network (“Spectrum allocation”). This was extended in 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group

(6)	Telenor is dependent on a number of radio links in the fixed network business, both in and outside Norway, that to a large extent require licenses.
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
      Telenor also holds licenses for terrestrial broadcasting in Norway.
      In addition associated companies hold a number of licenses, which are important for their operations.
34.     PLEDGES AND GUARANTEES

	2004	2005

	(NOK in millions)
Interest-bearing liabilities secured by assets pledged	2,184	1,384
Book value of assets pledged	8,752	5,013
      Pledged assets and the liabilities secured by pledged assets as of December 31, 2005 related primarily to GrameenPhone and the satellite leases (Thor II and Thor III).

	2004	2005

	(NOK in millions)
Guarantees	2,169	2,498
      Guarantees provided where the related liability is included in the balance sheet are not shown in the table. Furthermore, purchased bank guarantees are not included.
      Guarantees provided in connection with entering into the Cross Border QTE Leases are not included in the preceding table. See notes 16, 22, 23 and 38. These guarantees are provided for the payment of all lease obligations. As of December 31, 2005 and 2004 these guarantees amounted to NOK 7,240 million (USD 1,070 million) and NOK 6,459 million (USD 1,070 million), respectively.
      The table above includes a guarantee liability of approximately NOK 851 million related to Bravida ASA (NOK 917 million as of December 31, 2004), in connection with Bravida ASA’s deliveries to a project in Sweden, see note 26. This guarantee was terminated in January 2006.
      In 2004, Telenor provided guarantees for the purchase of mobile network equipment in Pakistan, amounting to NOK 981 million as of December 31, 2005 (NOK 876 millions as of December 31, 2004). In addition, Telenor provided a performance guarantee of NOK 161 millions as of December 31, 2005 (NOK 151 as of December 31, 2004) for the fulfillment of the license requirements in 2008.
      Telenor has provided a guarantee for a termination fee of the satellite leases (Thor II and Thor III) of NOK 116 million per 2005 (NOK 151 million as of December 31, 2004). The leasing periods end in 2009 and 2010, respectively.
      In addition, Telenor has provided performance and payment guarantees to external parties of an aggregate amount of approximately NOK 389 million as of December 31, 2005 (NOK 74 million as of December 31, 2004).

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
35.     EVENTS AFTER THE BALANCE SHEET DATE
      On January 5, 2006, the acquisition of Vodafone’s mobile business in Sweden was effectuated. See note 1 for more information.
      During the first quarter of 2006, Telenor sold its remaining ownership interest in Inmarsat PLC. 4.8% of the share capital in Inmarsat was sold on January 12, and the remaining 4.6% of the share capital was sold on March 14. The total sales proceeds received were approximately GBP 155 million (NOK 1,802 million), and the total financial gain before taxes was approximately NOK 1,786 million.
36. EQUITY — NOTES
Total paid capital

	Number of	Share	Other paid		Total paid
	shares	capital	capital	Own shares	capital

		(NOK mill.)	(NOK mill.)	(NOK mill.)	(NOK mill.)
Balance as of January 1, 2004	1,804,021,281	10,824	18,656	(169)	29,311
Share buy back	—	—	—	(2,020)	(2,020)
Cancellation of shares	(55,444,964)	(332)	(1,152)	1,484	—
Share option granted	1,027,994	6	28	—	34
Employee share program	—	—	2	18	20
Bonus shares	92,736	—	5	—	5

Balance as of December 31, 2004	1,749,697,047	10,498	17,539	(687)	27,350

Share buy back	—	—	—	(2,267)	(2,267)
Cancellation of shares	(43,864,425)	(263)	(1,937)	2,200	—
Share option granted	737,671	4	21	—	25
Employee share program	—	—	(6)	50	44
Bonus shares	—	—	1	4	5

Balance as of December 31, 2005	1,706,570,293	10,239	15,618	(700)	25,157

      Nominal value per share is NOK 6.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
Other reserves

			Business
			combinations
			and increased	Equity
	Investment		ownership	adjustments	Share
	revaluation	Hedging	interests in	in associated	options		Total other
	reserve	reserve	subsidiaries	companies	reserve	Tax	reserves

	(NOK in millions)
Balance as of January 1, 2004 — Restated according to IFRS(*)			(732)				(732)
Changes during 2004			871	62	16	(253)	696
Balance as of December 31, 2004			139	62	16	(253)	(36)

Implementation of IAS 32 and 39	746	13				(98)	661
Adjusted as of January 1, 2005	746	13	139	62	16	(351)	625

Changes during 2005	1,052	24	1,829	1	6	(459)	2,453
Balance as of December 31, 2005	1,798	37	1,968	63	22	(810)	3,078

(*)	See note 37
      In 2005, Telenor increased the ownership in the previous associated companies UCOM and DTAC. Fair value adjustments were calculated for 100% of the shares, and the fair value adjustments on the shares Telenor already owned were recorded directly against the shareholders’ equity.
      In 2004, Telenor increased its ownership interests in the subsidiary GrameenPhone Ltd. Net excess values were allocated to other intangible assets and recorded directly against the shareholders’ equity. In 2004, the acquisition of the remaining shares of the previous associated companies Sonofon Holding A/ S and European Telecom Luxembourg S.A. (the owner of ProMonte GSM), was completed. Fair value adjustments were calculated for 100% of the shares, and the fair value adjustments on the shares Telenor already owned were recorded directly against the shareholders’ equity.
Cumulative translation differences

	Foreign currency
	translation of net	Net investment		Total Translation
	investment	hedge	Tax	differences

	(NOK in millions)
Balance as of January 1, 2004 — Restated according to IFRS(*)
Changes during 2004	(1,136)	815	(284)	(605)
Balance as of December 31, 2004	(1,136)	815	(284)	(605)

Changes during 2005	827	(302)	(12)	513
Balance as of December 31, 2005	(309)	513	(296)	(92)

(*)	See note 37

37.	ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS
      Regulations of the European Union (EU) require that publicly listed companies within the EU prepare their consolidated financial statements in accordance with “International Financial Reporting Standards” (IFRS) by 2005. Due to the European Economic Area (EEA) agreement, Norwegian listed companies are also

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
required to follow IFRS. Telenor’s first IFRS financial statements is for the year ending December 31, 2005 and include the comparative period for 2004.
      Up to, and including December 31, 2004, Telenor prepared its financial statements according to Norwegian Generally Accepted Accounting Principles (N GAAP). The main changes in accounting principles when preparing Telenor’s financial statements according to IFRS are found below.
      In general, IFRS 1 “First-Time Adoption of International Financial Reporting Standards” provides that accounting policies applied in the comparative period of 2004 must be consistent with IFRS standards effective at the reporting date for its first IFRS financial statements, which is December 31, 2005 for Telenor. However, there are certain voluntary and mandatory exemptions in IFRS 1 of which the most important to Telenor are:
      a) Business combinations: IFRS 3 has been adopted for business combinations for which the agreement date is on or after January 1, 2004. The option of limited retrospective application of the Standard has not been used, thus avoiding the need to restate business combinations prior to January 1, 2004.
      The first transaction to which IFRS 3 has been applied was the acquisition of Sonofon Holding A/ S. On February 12, 2004, the remaining 46.5% shares of the associated company, Sonofon, were acquired increasing Telenor’s ownership interest to 100%. The purchase was restated and the assets and liabilities assumed were recognized at fair value as of February 12, 2004 (the date of consolidation) according to IFRS. For N GAAP, only 46.5% of the fair values were recognized at the date of consolidation and the carrying values for the original investment in Sonofon were carried forward. The purchase price allocation according to IFRS increased net excess values and therefore increased the group’s equity at the time of consolidation compared with N GAAP. Due to a different depreciation and amortization profile of the identified assets under IFRS, the depreciation and amortization expense for 2004 was reduced. At year-end 2004, an impairment review was necessary for Sonofon and the resulting write-down of goodwill according to IFRS was higher than that according to N GAAP due to a higher equity value according to IFRS.
      After initial recognition, IFRS 3 requires goodwill acquired in a business combination to be carried at cost less any accumulated impairment losses. Under IAS 36 Impairment of Assets (as revised in 2004), impairment reviews are required annually, or more frequently if there are indications that goodwill might be impaired. IFRS 3 prohibits the amortisation of goodwill. Previously, under N GAAP, the Group carried goodwill in its balance sheet at cost less accumulated amortisation and accumulated impairment losses. Amortisation was charged over the estimated useful life of the goodwill. In accordance with IFRS 1, the Group has applied the revised accounting policy for goodwill prospectively from January 1, 2004, to goodwill acquired in business combinations for which the agreement date was before January 1, 2004. Therefore, from January 1, 2004, the Group has discontinued amortising such goodwill and has tested the goodwill for impairment in accordance with IAS 36. At January 1, 2004, the carrying amount of amortisation and impairment charges accumulated before that date has been eliminated, with a corresponding decrease in the cost of goodwill.
      b) Employee benefits: Telenor has elected to recognize all cumulative actuarial gains and losses on pension obligations at the date of transition to IFRS. This decreased Telenor’s equity as of January 1, 2004, and decreased pensions expenses for 2004 compared to N GAAP. Telenor has used the corridor approach for actuarial gains and losses subsequent to January 1, 2004 under IFRS. The cumulative actuarial losses as of January 1, 2004 for IFRS were higher than those according to N GAAP. This was primarily due to the use of a lower discount rate for IFRS which increased the pension obligations and due to the calculation of social security tax on the actuarial gains and losses according to IFRS.
      c) Share-based payments: The fair value of share-based compensation at the grant date is expensed over the vesting period according to IFRS. Telenor uses a Black & Scholes valuation model to calculate the

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
fair value. According to the transitional rules only options granted subsequent to November 7, 2002 that had not vested as of January 1, 2005 are included. In accordance with N GAAP, no expense was recognized for stock options, except for the social security tax payable on exercise of the options.
      d) Cumulative translation differences that existed at the date of transition to IFRS for all foreign operations and the corresponding translation differences on financial instruments used to hedge such investments are deemed to be zero at the date of transition to IFRS, and are kept permanently in equity. As a consequence, the gain or loss on a subsequent disposal of an entity reported in currency other than Norwegian Krone shall exclude translation differences that arose before the date of transition to IFRS. This had no effect on the total equity as of January 1, 2004, but has a positive effect on the gains on sale in 2004 according to IFRS compared to N GAAP. Telenor’s cumulative translation differences as of January 1, 2004 were NOK 2 billion in accordance with N GAAP.
      e) IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement” was implemented January 1, 2005. Up to and including December 31, 2004, Telenor accounted for Financial Instruments according to N GAAP.
      For financial instruments, the comparative figures for the income statements for 2004 are not restated to the principles in IAS 32 and 39. Equity as of December 31, 2004 is reconciled to equity as of January 1, 2005. This is shown below, with comments to the changes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
Reconciliation of net income and shareholders’ equity for the Telenor Group from N GAAP to IFRS
      The tables below show the estimated effects on net income and equity of implementing IFRS as from January 1, 2004. Comments to the various effects on net income and equity are provided below the tables.
Consolidated Income Statement As of December 31, 2004

		N GAAP	IFRS
	Note	Reported	Reclassifications	Adjustments	Adjusted

		(NOK in millions except per share amounts)
Revenues	(1a), (1b), (14)	60,752	—	(161)	60,591
Gains on disposal of fixed assets and operations	(2)	550	(550)	—	—
Total revenues		61,302	(550)	(161)	60,591

Operating expenses
Costs of materials and traffic charges	(1b)	16,070	—	(146)	15,924
Own work capitalized		(557)	—	—	(557)
Salaries and personnel costs	(1b), (3), (4)	10,021	—	(51)	9,970
Other operating expenses	(1b), (2), (5)	14,873	(898)	(104)	13,871
Losses on disposal of fixed assets and operations	(2)	74	(74)	—	—
Other income and expenses	(2), (10), (11)	—	422	(574)	(152)
Amortization of goodwill	(7)	939	—	(939)	—
Depreciation and amortization — other	(5), (6)	10,684	—	(47)	10,637
Write-downs	(8)	2,596	—	935	3,531
Total operating expenses		54,700	(550)	(926)	53,224

Operating profit		6,602	—	765	7,367

Associated companies	(9)	718	—	268	986
Financial income and expenses
Financial income		496	—	—	496
Financial expenses	(5)	(1,534)	—	(27)	(1,561)
Net currency loss		(87)	—	—	(87)
Net gain (loss) and write-downs of financial items	(10)	2,651	—	22	2,673

Net financial items		1,526	—	(5)	1,521

Profit before taxes and minority interests		8,846	—	1,028	9,874

Taxes	(11)	(2,244)	—	(217)	(2,461)
Profit before minority interests		6,602	—	811	7,413

Minority interests	(13)	(1,244)	—	(76)	(1,320)
Net income		5,358	—	735	6,093

Net income per share in NOK (basic)	3.07	—		0.42	3.49
Net income per share in NOK (diluted)	3.06	—		0.42	3.48

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
Profit and loss 2004

	Note	2004

		(NOK in millions)
Net income — NGAAP		5,358
Amortization of goodwill, negative goodwill	(7)	939
Depreciation and amortization — other	(6)	63
Write-down of goodwill	(8)	(935)
Pensions	(3)	95
Asset Retirement Obligations	(5)	(46)
Share-based compensation	(4)	(19)
Sale of software	(1a )	51
Associated companies	(9)	268
Adjusted gains	(10)	34
MVNO	(11)	578
Tax on IFRS adjustments	(12)	(217)
Minority interests	(14)	(76)
Total adjustments		735

Net income — IFRS		6,093

Equity

		January 1,	December 31,
	Note	2004	2004

		(NOK in millions)
Shareholders equity — NGAAP		37,237	37,594

Amortization of goodwill, negative goodwill	(7)	343	1,282
Depreciation and amortization — other	(6)	—	63
Write-down of goodwill	(8)	—	(935)
Business Combinations	(8)	—	875
Pensions	(3)	(1,809)	(1,714)
Asset Retirement Obligations	(5)	(296)	(342)
Share-based compensation	(4)	—	—
Sale of software	(1a )	(267)	(216)
Associated companies	(9)	(139)	129
Adjusted gains and translation differences	10)	—	(66)
MVNO	(11)	—	578
Tax on IFRS adjustments	(12)	592	122
Dividends	(13)	1,776	2,602
Minority interests	(14)	226	150
Total adjustments		426	528

Shareholders equity — IFRS		37,663	40,122

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
NOTES

(1a)	Telenor is a provider of full service application and IT operating systems services. Under N GAAP, revenue from sale of software licenses and software upgrades was recognized upon their delivery. For revenue recognition related to software, according to the hierarchy in IAS 8 Telenor uses US GAAP principles to apply the general principles of IFRS to its specific circumstances. Revenue from sale of software licenses and software upgrades is deferred and recognized as revenue over the remaining software maintenance period as the customer does not have the right to use the software unless Telenor provides software maintenance. In addition, in conjunction with these contracts, Telenor may develop additional applications that are not essential to the use of the software. Under N GAAP, the fees for the development of the additional software were recognized based on the percentage of completion method of accounting. Under IFRS, these development fees are also deferred and recognized as revenue over the remaining software maintenance period.

This reduced equity as of January 1, 2004, while revenues and profit before taxes and minority interest for 2004 increased.

(1b)	Under N GAAP, revenue from telecommunications installation fees and connection fees were recognized in revenue at the time of the sale and all initial related costs were expensed as incurred. Under IFRS, such connection and installation fees that do not represent a separate earnings process are deferred and recognized over the periods that the fees are earned which is the expected period of the customer relationship. Initial related costs to the extent of the deferred revenue are also deferred over the same period.

For allocation of the consideration for revenue recognition for arrangements that involve the delivery or performance of multiple products or services, according to the hierarchy in IAS 8 Telenor uses US GAAP principles to apply the general principles of IFRS to its specific circumstances.. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration is allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or other specified performance criteria. Part of the connection fee has been allocated to sale of equipment and therefore recognized as revenue at the same time the equipment is recognized as revenue.

Telenor has reduced revenues for the year 2004 for deferred connection fees by NOK 102 million. Deferred connection fees and related costs recorded in the balance sheet amounted to NOK 1.5 billion as of January 1, 2004. This has no effect on equity or net income because the related costs are also deferred, limited to the amount of deferred revenues. Costs deferred for the year 2004 include a reduction of materials and traffic costs of NOK 20 million; an increase in salaries and personnel expenses of NOK 24 million; and a reduction of other operating expenses of NOK 106 million.

(2)	Gains and losses on disposals of fixed assets and operations, expenses for workforce reductions and loss contracts are reclassified to a separate line item included in operating expenses according to IFRS.

(3)	Under IFRS, cumulative unrecognized actuarial losses on pension obligations are recorded to equity as of January 1, 2004. As a result, the N GAAP amortization of actuarial losses recorded to salaries and personnel expenses is reversed for IFRS.

(4)	Share-based compensation increases salary and personnel expenses according to IFRS. This had no effect on equity.

(5)	According to IFRS, an asset retirement obligation exists where Telenor has a legal or constructive obligation to settle an asset retirement obligation. Where Telenor is required to settle an asset retirement obligation, Telenor has estimated and capitalized the net present value of the obligations and increased

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group

the carrying value of the related long-lived asset, with an amount equal to the depreciated value of the asset retirement obligation. Subsequent to the initial recognition, an accretion expense is recorded relating to the asset retirement obligation, and the capitalized cost is expensed as ordinary depreciation in accordance with the related asset. Under N GAAP, asset retirement obligations were limited to expenses to material known and planned removals within a reasonable timeframe.

The accumulated effects of asset retirement obligations were recorded to equity as of January 1, 2004. Net income is affected by the subsequent depreciation of fixed assets and interest expenses.

(6)	Adjustment of the fair value for the acquisition of Sonofon results in lower amortization and depreciation expense related to other intangible assets and tangible fixed assets in 2004 according to IFRS compared with N GAAP, see “(a) business combinations” above.

(7)	Goodwill is no longer amortized under IFRS, beginning from January 1, 2004 but is tested for impairment on an annual basis and whenever indicators of impairment arise.

In accordance with the transitional rules in IFRS 1, negative goodwill on Utfors AB was recorded to equity as of January 1, 2004.

(8)	Compared with N GAAP, write-downs for the year 2004 increased under IFRS primarily due to a larger write-down of goodwill for Sonofon as of December 31, 2004. The book value of Sonofon was higher than N GAAP because goodwill was not amortized for IFRS in 2004 and due to the restatement of the acquisition as discussed in “(a) business combinations” above.

In addition, in the fourth quarter of 2004, NOK 50 million related to write-downs of goodwill on Utfors AB and Canal Digital Group due to previously not recognized deferred tax assets at acquisition of these companies. The tax assets did not satisfy the criteria for separate recognition when the business combinations were initially accounted for, but parts were realized in 2004. Both in N GAAP and IFRS the realized tax income was recognized in the profit or loss statement. According to IFRS, in addition, the acquirer shall reduce the carrying amount of goodwill and recognize the reduction as an expense. According to N GAAP, the carrying amount of goodwill was reduced and the carrying amount of deferred tax asset was increased, and the subsequent reduction in the carrying amount of deferred tax asset was recorded as a tax expense. However, according to both sets of accounting principles this procedure shall not result in negative goodwill, nor shall it increase negative goodwill previously recognized.

In principle, the adjustment for IFRS compared to N GAAP in the profit and loss statement should be a reclassification between write-down of goodwill and tax expense. However, due to different carrying amount of goodwill according to N GAAP compared to IFRS, the IFRS adjustment resulted in a write-down of goodwill of NOK 50 million for the fourth quarter of 2004, and a tax income of only NOK 25 million.

(9)	Telenor’s share of equity of associated companies decreased by NOK 139 million as of January 1, 2004, of which the adjustment for the cumulative unrecognized actuarial losses on pension obligations accounted for NOK 104 million.

According to N GAAP, investments in entities in which Telenor has an ownership that was considered to be temporary in nature were recorded at cost or written down to fair value. Under IFRS, temporary investments in which Telenor have significant influence, normally an ownership of 20% to 50% are accounted for under the equity method. As of January 1, 2004, this decreased equity by NOK 27 million.

The accumulated effect of NOK 8 million for asset retirement obligations in associated companies was recorded to equity according to IFRS as of January 1, 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group

For the year 2004, the results from associated companies increased by NOK 268 million according to IFRS compared to N GAAP mainly due to the reversal of N GAAP amortization of goodwill of NOK 254 million.

(10)	According to IFRS, gains on disposals of operations and financial assets increase compared to N GAAP for 2004, due to the effects of changes in pension obligations and translation differences. Translation differences also affected the IFRS adjustments for 2004.

(11)	Telenor entered into Mobile Virtual Network Operator (MVNO) agreements, which includes sale of traffic in Telenor’s GSM and UMTS network in Norway. At the same time similar agreements for purchase of traffic in GSM and UMTS network in Sweden was made with the same counterpart. The agreements contain a fixed nonrefundable prepayment and a variable element based on the actual use of the services. In accordance with N GAAP the fixed and the variable element was recognized as revenues and cost of traffic based on the actual usage, and the prepayments between the parties were recognized in the balance sheet. During 2004 and 2005 Telenor recorded impairment losses on the prepayments in Sweden on this contract due to revised expectations of the usage of capacity of the MVNO agreement.

Under IFRS the fixed prepayments between the parties have been nullified since these fixed payments are on equal terms and are non refundable. Consequently, the prepayments and the revenue and traffic costs and the loss provisions in 2004 and 2005 have been eliminated on the Group level.

Compared to N GAAP, Telenor has reduced revenues for 2004 by NOK 110 million, reduced cost of goods sold and traffic charges by NOK 126 million, reduced other expenses (onerous contracts) by NOK 562 million and increased income tax expense by NOK 162 million, resulting in an increase in net income of NOK 416 million.

(12)	Tax on IFRS adjustments relate primarily to pensions, business combinations, asset retirement obligations, the MVNO agreement and the sale of software. In addition a tax income of NOK 25 million was recorded for IFRS compared to N GAAP, see 8) above.

(13)	Under N GAAP, dividends payable reduced shareholders’ equity for the year in which it related. Under IFRS, dividends payable is recorded as a reduction of shareholders’ equity in the year it is approved.

(14)	Minority interests for IFRS adjustments relate primarily to EDB Business Partner ASA.
      IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement” were implemented as of January 1, 2005. Up to and including December 31, 2004, Telenor accounted for Financial Instruments according to N GAAP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group

Reconciliation of shareholders’ equity for the Telenor Group from December 31, 2004 to January 1, 2005 due to the implementation of IAS 32 and 39

		Shareholders’
	Note	Equity

		(NOK in millions)
Shareholders’ equity December 31, 2004		40,122

Derivative instruments at fair value	(15)
— cash flow hedges		13
— derivatives not qualifying as hedges		(289)
Shares held-for-sale at estimated fair value	(16)	753
Tax on the changes		(16)
Minority’s share		(8)
Total adjustments		453

Shareholders’ equity January 1, 2005		40,575

(15)	As of January 1, 2005, Telenor records all derivative instruments, as well as interest-bearing liabilities that qualify for hedge accounting, at fair value. As of January 1, 2005, interest rate derivatives used to manage the overall risk of Telenor’s debt portfolio do not qualify for hedge accounting according to IFRS. These derivatives are now being treated as stand-alone financial instruments at fair value and constituted the main part of the implementation effect. Gains or losses from fair value adjustments subsequent to January 1, 2005 are recorded to the income statement.

Up to and including December 31, 2004, Telenor did not recognize changes in fair value of interest-bearing liabilities due to changes in interest rates. Correspondingly, for interest rate derivatives that qualified for hedge accounting, Telenor did not recognize unrealized changes in fair value due to changes in interest rates. From January 1, 2005, interest-bearing liabilities and derivatives designated as hedge objects and hedge instruments, respectively, for fair value hedges are presented gross in the balance sheet. Changes in fair value of both the hedged object (interest-bearing liabilities) and the hedge instrument (interest rate derivatives) are recorded to the income statement.

Up to and including December 31, 2004, gains and losses on foreign exchange contracts that were designated as hedges of firm commitments (cash flow hedges) were deferred and recognized in income at the same time as the related transactions, provided that the hedged transaction is eligible for hedge accounting. From January 1, 2005, such contracts are recorded in the balance sheet at fair value with changes in fair value through equity until the hedge transactions are made.

(16)	Up to and including December 31, 2004, shares available-for-sale were valued at the lower of cost and estimated fair value. From January 1, 2005, Telenor record shares available-for-sale at estimated fair value. Changes in the fair values of investments in shares are recorded in a separate component of equity until impaired or sold.

For financial instruments, the comparative figures for the profit and loss statements for 2004 are not restated to the principles in IAS 32 and 39. Equity as of December 31, 2004 is reconciled to equity as of January 1, 2005. The nature of the main adjustments would have been the same for equity at other points of time in 2004. However, as of January 1, 2004 the fair value adjustments for shares available-for-sale would have been significantly higher, as it would have included the listed companies Cosmote, New Skies and Q Free ASA. Cosmote and New Skies were sold in 2004. The fair value adjustments of listed shares as of January 1, 2004 would have been NOK 1,676 million after taxes, of which Cosmote was NOK 1,598 million. The nature of the main adjustments on the profit and loss statement and on the balance sheet items would have been as described above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
Cash flow statement
      Telenor presents the cash flow statement using both the direct and indirect method. Telenor has not identified differences between the principles for the cash flow statement according to N GAAP and IFRS. However, since the net income for 2004 is different for IFRS compared to N GAAP, the starting point and items reconciling between net income and net cash flow from operating activities change. Net cash flow from operating activities is the same according to both sets of accounting principles.
Balance sheet
      The changes described above impact the balance sheet and its classification and total assets and liabilities increase in accordance with IFRS.
      Total assets increased in the IFRS balance sheet for 2004, compared to N GAAP. As of December 31, 2004, the increase was NOK 3.5 billion. The changed allocation of excess values on Sonofon had the most significant effect. Beside this, the increase was primarily due to the implementation effects of: deferred expenses related to deferred connection fees; capitalization of the remaining book value of asset retirement obligations; and deferred tax assets on the implementation effects, primarily on pension liabilities. This was partially offset by the recording of negative goodwill directly to equity as of January 1, 2004. Non-amortization of goodwill according to IFRS increased the book value of goodwill compared to N GAAP, offset by the write-downs that were made in the fourth quarter of 2004.
      Equity increased, as shown in the table above.
      Provision including deferred tax liabilities, increased as of December 31, 2004, primarily due to recognition of actuarial losses on pensions, asset retirement obligations and increased deferred tax liabilities.
      Short term liabilities decreased by NOK 1.5 billion as of December 31, 2004 compared to N GAAP, due to the reversal of the accrual for dividends payable compared to N GAAP and the MVNO agreement, which was partially offset by the deferred connection fees and the deferred revenues from the sale of software.
      The balance sheet as of January 1, 2005 was affected by the implementation of IAS 32 and 39. In addition to the increased equity as shown above, fair value of derivatives and bonds increased financial assets by NOK 2.0 billion and increased liabilities by NOK 2.3 billion. Net interest-bearing liabilities were not affected. Fair value of shares available-for-sale increased the value of shareholdings by NOK 0.8 billion.
38.     UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)
      The Group’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standard (IFRS), which differs in certain respects from US GAAP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
      The principal differences between the Group’s accounting principles under IFRS and US GAAP are set out below:
Reconciliation of net income from IFRS to US GAAP

	Note	2004	2005

		(NOK in millions, except
		per share amounts)
Net income in accordance with IFRS		6,093	7,646
Adjustments for US GAAP:
Pensions	1	(140)	(312)
Stock based compensation	4	(35)	(37)
Sale and lease back of properties	5	10	(39)
Derivative financial instruments (net of tax)	6	(58)	(129)
Goodwill	7	(22)	(112)
Negative goodwill and impairment	8	—	288
Reversal of IFRS impairment and impact on disposal	9	58	(106)
Subsequent acquisitions: amortization of fair values	10	(100)	122
Translation difference sold business	16	(14)	29
Sale of business with extension of service contract	14	(256)	40
Lease arrangements	17	—	(152)
Provisions	18	—	175
Other differences		(117)	(26)
Tax effect of US GAAP adjustments	11	114	62
Minority interests		106	(22)

Net income in accordance with US GAAP		5,639	7,427

Earnings per share in NOK in accordance with US GAAP
— Basic earnings per share in accordance with US GAAP		3.22	4.34
— Diluted earnings per share in accordance with US GAAP		3.22	4.34
Revenues in accordance with US GAAP	19	67,801	70,352
Operating profit in accordance with US GAAP		6,422	11,805
Profit before taxes and minority interests		9,303	12,466
Loss from discontinued operations		—	(4)
Taxes in accordance with US GAAP		(2,658)	(3,492)
Minority interest in accordance with US GAAP		(1,006)	(1,543)

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
Reconciliation of shareholders’ equity from IFRS to US GAAP

	Note	2004	2005

		(NOK in millions)
Shareholder’s equity in accordance with IFRS		40,122	46,399
Adjustments for US GAAP:
Pensions	1	1,760	1,448
Subsidiary’s equity transactions	2	700	700
Equity securities — net of tax	3	15	(20)
Stock based compensation	4	(268)	(305)
Sale and lease back of properties	5	(61)	(100)
Derivative financial instruments	6	(298)	—
Goodwill	6,7	2,882	2,619
Negative goodwill	8	(309)	—
Reversal of impairment	9	(102)	(208)
Subsequent acquisitions: amortization of fair value	10	(820)	(1,877)
Sale of business with extension of service contract	14	(256)	(216)
Translation differences	16	86	5
Lease arrangements	17	—	(152)
Provisions	18	—	175
Other differences		123	92
Tax effect of US GAAP adjustments	11	(459)	(397)
Minority interests	2	(685)	(706)
Shareholder’s equity in accordance with US GAAP		42,430	47,457
Total non-current assets in accordance with US GAAP		84,180	106,042
Current assets in accordance with US GAAP		16,991	25,342
Total assets in accordance with US GAAP		101,171	131,384
Non-current liabilities and provision in accordance with US GAAP		34,882	38,643
Current liabilities in accordance with US GAAP		19,438	37,315
Minority interest in accordance with US GAAP		4,759	7,969

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
      The following table reconcile the difference between long-term liabilities and provisions under IFRS compared to US GAAP

	Note	2004	2005

		(NOK in millions)
Non-current liabilities and provision under IFRS		26,655	33,756
Pensions	1	(1,713)	(1,371)
Cross Boarder QTE Lease	12	5,469	6,266
Derivative financial instruments	6	2,787	—
Connection fee		1,434
Sale of business with extension of service contract	14	256	216
Deferred tax on minority share of excess value recorded net under US GAAP	9	(84)	—
Sale and leaseback of properties	5	61	100
Other differences		12	(328)
Consolidation of variable interest entities	13	5	4

Non-current liabilities and provisions under US GAAP		34,882	38,643

      The following table reflects the components of comprehensive income (loss) under US GAAP
      Statement of Financial Accounting Standard (SFAS) 130 “Reporting Comprehensive Income” established standards for the reporting and display of comprehensive income (loss) and its components. Comprehensive income includes net income and all changes in equity during a period that arise from non-owner sources, such as foreign currency items and unrealized gains and losses on securities classified as available for sale.

	2004			2005

	Pretax	Tax	Net	Pretax	Tax	Net

	(NOK in millions)
Unrealized gain (loss) on securities	(2,311)	647	(1,664)	1,762	—	1,762
Net investment hedge	(751)	151	(600)	(4)	85	81
Minimum pension liability	113	(32)	81	—	—	—
Foreign currency translation	92	9	101	737	(97)	640
Cash flow hedge				(252)	70	(182)
Other comprehensive income	(2,857)	775	(2,082)	2,243	58	2,301
      In 2005, NOK 15 million after tax was reclassified out of other comprehensive income to earnings. In 2004, NOK 1,668 million after tax was reclassified out of other comprehensive income to earnings.
Reconciliation

	2004	2005

	(NOK in millions)
Net income in accordance with US GAAP	5,639	7,427
Other comprehensive income (loss)	(2,082)	2,301

Total comprehensive income	3,557	9,728

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
Components of equity in accordance with US GAAP:

	December 31,	December 31,
	2004	2005

	(NOK in millions)
Share capital	10,498	10,239
Other paid capital	17,539	15,618
Other equity	17,580	22,499
Treasury shares	(687)	(700)
Accumulated other comprehensive income
— unrealized gain on securities	15	1,777
— net investment hedge	2,655	2,651
— foreign currency adjustments	(4,466)	(3,729)
— cash flow hedge	—	(252)
— deferred taxes	(704)	(646)

Total	42,430	47,457

(1)	Pensions
      Under IFRS all cumulative unrecognized actuarial gains and losses for pension obligations at the date of transition to IFRS have been recognized directly against the Shareholders Equity as of January 1, 2004. Under US GAAP unrecognized actuarial gains and losses before January 1, 2004 remained unrecognized on the balance sheet. Unrecognized actuarial gains and losses amortized to the pension obligation as part of net periodic pension cost to the extent they exceed the corridor or are recognized to the income statement when we sell a business. Under US GAAP, the transition effect of adopting SFAS 87 is also amortized over the remaining average service period.
      At the end of 2005, we used the same discount rate for both IFRS and US GAAP (see Note 7 for a discussion of the discount rate). At the end of 2004, we used a lower discount rate under IFRS than for US GAAP. For US GAAP the discount rate included an assumed risk premium for corporate rate bonds over the Norwegian government bond rate. At the end of 2005, we concluded that the more conservative government bond rate could also be used as the discount rate for US GAAP. Application of a more conservative approach to determining the US GAAP discount rate is regarded as a change in estimate. The change increased the pension obligation as of December 31, 2005.
      In 2005, the Group terminated part of the defined benefit plan (spouse pension) which was treated as a curtailment and settlement for IFRS. For US GAAP the gain was deferred as part of prior service costs and a part of the actuarial losses were expenses in 2005.
      In accordance with US GAAP, an adjustment for an additional minimum pension liability is made when the accumulated benefit obligation (ABO) exceeds the fair value of pension plan assets and this difference also exceeds the book value of net pension obligations. Pension obligations and intangible assets are increased

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
by this difference, to the extent of unrecognized net actuarial losses. Any remaining difference is recorded, net of tax, to the other comprehensive income component of shareholders’ equity.
      There are no similar additional minimum liability requirements in accordance with IFRS.
      The table below set out the assumptions under IFRS and US GAAP.

	2004		2005

Assumptions used to determine benefit obligations at December 31	IFRS	US GAAP	IFRS	US GAAP

Discount rate in %	4.5	5.0	3.9	3.9
Rate of compensation increase in %	3.0	3.0	3.0	3.0
Expected increase in the social security base amount in %	3.0	3.0	3.0	3.0
Expected turnover in %	6	6	10	10
Expected average remaining service period in years	12	12	9	9
Annual adjustments to pensions in %	3.0	3.0	2.5	2.5
      Due to the differences explained above we have a difference in total provisions for pensions and pension costs under US GAAP compared to IFRS. Below is an overview of benefit obligation plan assets, the total provision for pension, excluding social security and the pension costs under US GAAP:

	December 31,	December 31,
	2004	2005

	(NOK in millions)
Benefit obligations at the end of the year	5,333	5,795
Fair value of plan assets at the end of the year	3,811	3,896
Funded status	1,522	1,899
Unrecognized prior service costs	(10)	52
Unrecognized net obligation at transition	(67)	(45)
Unrecognized net actuarial gains (losses)(1)	(983)	(999)
Total provision for pensions	462	907
Presented as:
Benefit obligation	531	984
Plan assets	(22)	—
Intangible assets	(47)	(77)

	December 31,	December 31,
	2004	2005
Total pension costs under US GAAP
	(NOK in millions)
Service cost	482	535
Interest cost	263	263
Expected return on plan assets	(189)	(187)
Losses/gains on curtailments and settlements	16	(1)
Amortization of actuarial gains and losses	124	128
Amortization of unrecognized net obligation	25	22

Net periodic benefit plans	721	760

Contribution plan costs	141	180

Total pension costs	862	940

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group

(2)	Subsidiaries’ equity transactions
      Under IFRS, no gains from subsidiaries’ equity transactions and sales of ownership interests in a subsidiary that increases minority interests are recognised. The resulting minority interest is measured at fair value of the consideration paid from the minority. The difference between the recorded equity in the subsidiary and value of the consideration paid by the minority will be amortized or written down through allocating results to minority.
      Under US GAAP the Group records gains from subsidiary equity transactions (SAB 51 Transactions) and sales of ownership interest in a subsidiary that increases the minority interest through income.

(3)	Equity securities
      Under IFRS up to and including December 31, 2004, equity securities classified as available-for-sale were valued at the lower of cost and estimated fair value. From January 1, 2005, the Group implemented IAS 39 and subsequently recorded equity securities available-for-sale at estimated fair value and unrealized gains and losses are recorded directly to equity as separate component as well as any related deferred tax, until impaired or sold.
      Under US GAAP, only marketable equity securities classified as available for sale are valued at their fair value. For marketable equity securities classified as available-for-sale, unrealized gains and losses after tax are recorded directly to shareholder’s equity.
      As of December 31, 2004 and 2005, available for sale securities at cost amounted to NOK 82 million and NOK 51 million, respectively, with unrealized gains before tax of NOK 15 million as of December 31, 2004 and NOK 1,726 million for December 31, 2005, respectively. For the years ended December 31, 2004 and 2005, proceeds from the sale of available-for-sale securities were NOK 3,304 million and NOK 76 million, respectively. The gross realized gains from such sales were NOK 2,586 million and NOK 26 million in 2004 and 2005, respectively.

(4)	Equity-settled share-based payments
      According to IFRS, the fair value of share-based compensation at the grant date is expensed over the vesting period. According to the transitional rules in IFRS 1 only options granted subsequent to November 7, 2002 that had not vested as of January 1, 2005 are included.
      Under US GAAP Telenor has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) and related interpretations in accounting for its employee stock options. In accordance with APB 25, the measurement date for determining compensation costs for stock options is the first date at which the number of shares the employee is entitled to receive and the exercise price of the options are known. Due to the features of the plans for Telenor ASA and EDB Business Partner ASA, variable plan accounting for these options would apply under US GAAP and the intrinsic value of the options at the end of each reporting period, based on the presumed exercise price and the quoted market price of respective stocks, would be calculated and recorded as compensation expense over the vesting period.
      A summary of Telenor ASA’s and EDB Business Partner ASA’s stock option programs and related information is given in note 31.
      Under IFRS social security tax related to the exercise of the shared options is expensed over the vesting period for share options granted. Under US GAAP such social security tax is expensed at the date of the exercise of the share options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
      Disclosure of pro forma information regarding net income and earnings per share for US GAAP is required by SFAS 148, “Accounting for Stock-Based Compensation”, and has been determined as if Telenor and EDB Business Partner ASA had accounted for its employee stock options under the fair value method of that Statement. Had compensation cost for these plans been determined based upon fair value, the Group’s net income according to US GAAP would have been the following:

	2004	2005

	(NOK in
	millions except
	per share
	amounts)
Net income as reported in accordance with US GAAP	5,639	7,427
Deduct stock based employee compensation expense included in reported net income	75	33
Add stock based employee compensation expense determined under fair value based method for all awards	(15)	(14)

Pro forma net income in accordance with US GAAP	5,699	7,446

Earnings per share in accordance with US GAAP
Basic earnings per share as reported in accordance with US GAAP	3.22	4.34
Basic pro forma earnings per share in accordance with US GAAP	3.26	4.35
Diluted earnings per share as reported in accordance with US GAAP	3.22	4.34
Diluted pro forma earnings per share in accordance with US GAAP	3.26	4.35
      The stock options may have a dilutive effect. See Note 25 for number of shares used in the calculation of the basic and diluted earnings per share.

(5)	Sale and lease back of properties
      Under IFRS, the Group recognizes gains from the sale and lease back of properties when the lease back agreements qualify as operating lease.
      Under US GAAP, only gains from sale and lease back of properties that exceed the net present value of the future lease payments can be recognized as gains. The remaining gains must be deferred over the lease periods.

(6)	Derivative financial instruments
      Due to the implementation of IAS32 and 39 as of January 1, 2005, the only remaining difference between IFRS and US GAAP as of December 31, 2005, related to cash flow hedges as described below.
Cash flow hedges
      IFRS allows hedge accounting of foreign exchange risk related to a firm commitment to acquire a business in a business combination. The currency risk related to the firm commitment to acquire Bredbandsbolaget AB in July 2005 was therefore treated as a cash flow hedge under IFRS on Group level and the loss was recorded as part of the purchase price and goodwill.
      Under US GAAP, the foreign exchange risk in a firm commitment to acquire a business does not qualify as a hedged item. As a result, the purchase price for Bredbandsbolaget was lower for US GAAP than for IFRS which resulted in a lower goodwill and the loss on the hedge was included in net income under US GAAP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group

(7)	Intangibles and goodwill including amortization and impairment
      Effective 1 January 2004 goodwill is no longer amortized under IFRS. Goodwill is tested at least annually for impairment under IFRS and whenever impairment indicators arise. The recoverable amount of a cash generating unit (CGU) is the higher of (a) fair value less costs to sell and (b) value in use. If the recoverable amount is less than the carrying amount of the CGU, the book value of goodwill will be written down to the recoverable amount.
      The carrying value of goodwill for IFRS differs compared to US GAAP because of

•	the different timing for discontinuing amortization of goodwill, and

•	the differences in historical impairments arising from the two-step methodology for impairment testing in US GAAP compared to IFRS as described below.
      Under SFAS No. 142, goodwill was no longer amortized effective from January 1, 2002, but is tested for impairment on an annual basis and whenever indicators of impairment arise. SFAS No. 142 prescribes a two-step process for impairment testing of goodwill. In the first phase Telenor identifies reporting units where goodwill must be tested for impairment by comparing net assets of each reporting unit to the respective fair value. In the second step (if necessary), the fair value of each of the unit’s assets and liabilities are determined. The excess of the fair value of the reporting unit over the combined fair value of its other assets and liabilities is the implied fair value of goodwill.
      Telenor completed its first step impairment analysis at the end of 2004 and 2005. In 2004, Telenor found one reporting unit with a carrying value in excess of the fair value, based on valuation methods determined with the assistance of external valuations experts. Accordingly, the second testing step was necessary and was performed with assistance of the same valuation experts. This resulted in an impairment loss on goodwill of NOK 2,902 million under US GAAP compared to an impairment loss of NOK 3,074 million under IFRS.
      Below is a summary of goodwill and intangible assets under US GAAP.
Intangible assets

	Accumulated Cost
						Accumulated		Accumulated
			Exchange			amortiza-		amortiza-
			differences			tions and	Amortiza-	tions and
			and			write-downs	tions and	write-downs	Carrying	Carrying
	Cost as of		reclassifi-		Cost as of	as of	write-	as of	amount as of	amount as of
	January 1,	Additions	cations	Disposals	December 31,	January 1,	downs	December 31,	December 31,	December 31,
	2005	2005	2005	2005	2005	2005	2005	2005	2005	2005

	(NOK in millions)
Goodwill	21,381	8,157	(281)	(153)	29,104	(5,257)	29	(5,228)	23,874	16,124
Intangible assets
Customer base	4,511	971	(164)	(9)	5,309	(1,891)	(1,125)	(3,016)	2,293	2,620
Licenses	4,506	595	199	(23)	5,277	(1,293)	(238)	(1,531)	3,746	3,213
Trade marks	1,014	536	(17)		1,533	(200)	(96)	(296)	1,237	814
Other	7,985	2,462	81	(136)	10,392	(5,220)	(1,608)	(6,828)	3,564	2,765
Work in progress	422	286	(1)	—	707	—	—	—	707	422

Intangible assets (excluding goodwill)	18,438	4,850	98	(168)	23,218	(8,604)	(3,067)	(11,671)	11,547	9,834

Total intangible assets	39,819	13,007	(185)	(321)	52,320	(13,861)	(3,038)	(16,899)	35,421	25,958

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
Changes in the carrying value of goodwill for the years ended December 31, 2004 and 2005:

									Total
	Sonofon	Pannon	DiGi.Com	Kyivstar	Other			Other/	Telenor
	Denmark	Hungary	Malaysia	Ukraine	Mobile	Fixed	Broadcast	Eliminations	Group

	(NOK in millions)
As of January 1, 2004	—	5,623	744	347	—	—	3,029	2,287	12,030

Exchange differences	(421)	227	(71)	(36)	(2)	13	19	68	(203)
Arising on acquisition of subsidiaries	6,792	—	—	4	104	25	(23)	459	7,361
Eliminated on disposal of subsidiaries	—	—	—	—	—	—	—	(111)	(111)
Amortisation and impairment	(2,902)	—	—	—	—	—	—	(4)	(2,906)
Previously not recognized deferred tax assets in business combinations	—	—	—	—	—	(23)	(24)	—	(47)

As of December 31, 2004	3,469	5,850	673	315	102	15	3,001	2,699	16,124

Exchange differences	(116)	(335)	86	56	52	68	(14)	(5)	(208)
Arising on acquisition of subsidiaries	1	—	—	—	2,544	5,556	4	52	8,157
Eliminated on disposal of subsidiaries	—	—	—	—	—	(43)	—	(110)	(153)
Amortization and impairment	—	—	—	—	—	36	—	(7)	29
Previously not recognized deferred tax assets in business combinations	—	—	—	—	—	—	(75)	—	(75)

As of December 31, 2005	3,354	5,515	759	371	2,698	5,632	2,916	2,629	23,874

(8)	Negative goodwill and impairment
      Under IFRS negative goodwill (the difference when fair value assigned to assets acquired and liabilities assumed exceeds the purchase price of the acquired entity) was recorded directly against equity at the time of implementation of IFRS. Under US GAAP, negative goodwill was allocated as a pro rata reduction to assets.
      The entity that had a negative goodwill difference was tested for impairment at year end 2005 both under IFRS and US GAAP The impairment test resulted in a write down of property, plant and equipment to fair values both under IFRS and US GAAP. Since the US GAAP book value of the property, plant and equipment was lower than under IFRS due to the allocation of negative goodwill the impairment was NOK 288 million lower for US GAAP than for IFRS.

(9)	Reversal of impairment and impact on disposals
      Under IFRS, impairments of property, plant and equipment and intangible assets (excluding goodwill) must be reversed if the factors that triggered the impairment are no longer valid and the underlying asset have recovered its value. The same applied to impairment losses on financial instruments available-for-sale before implementing IAS 39.
      Under US GAAP, the reversal of impairments is not permitted.
      When such assets are sold, the resulting gain or loss will be different for IFRS and US GAAP due to the variance in the carrying value of the assets.

(10)	Subsequent acquisitions of ownership interest in subsidiaries and amortization of fair values
      Under IFRS, when a less than 100% owned subsidiary is initially acquired, the fair value of identifiable assets and liabilities are estimated and recorded at 100% basis at the date Telenor obtains control. A portion of the fair value of identifiable assets and liabilities are allocated to the minority interests. If ownership is

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
subsequently increased in a consolidated subsidiary the carrying value of the identifiable assets and liabilities in the group accounts will not change. Only goodwill will be adjusted. Goodwill is calculated and recorded for each transaction based on the difference between the purchase price and the estimated fair value of identifiable assets and liabilities at the time of purchase. However, any difference between the consolidated carrying value and estimated fair value of the other identifiable assets and liabilities is not recorded to individual assets or liabilities but is adjusted directly against shareholders’ equity.
      Under US GAAP each transaction is treated separately for the purposes of determining the pro rata allocation of fair value of identifiable assets and liabilities based upon the ownership interest acquired and any resulting goodwill. The minority interest is valued at the historical carrying value of the assets and liabilities in the subsidiary.
      As a result of the different values assigned to identifiable assets, amortization and depreciation under IFRS and US GAAP will not be the same.

(11)	Taxes
      Income taxes for US GAAP differ from income taxes for IFRS because the income tax effects of the US GAAP adjustments are recorded as deferred taxes.

(12)	Cross border QTE leases
      The Group has entered into Cross Border QTE Leases for telephony switches, the GSM Mobile network and the fixed-line network. Telenor has defeased all amounts due by us under these agreements. The leasing obligations and the defeased amounts are shown net on the balance sheet
      Under both IFRS and US GAAP Telenor has deferred the gain from the transactions since there is more than a remote possibility of loss of the gain due to indemnification or the outcome of other contingencies.
      Under US GAAP, assets and liabilities may not be offset except when there exists the legal right to offset the asset and liability. The right to offset the defeased amounts against the future lease obligations does not legally exist. Therefore, under US GAAP, the defeased amounts and the Group’s future obligations under the QTE Leases are recorded gross on the consolidated balance sheet as financial assets and non-current interest-bearing liabilities. This increased financial assets and non-current interest-bearing liabilities by approximately NOK 6,266 million for the year ended 31 December 2005 and NOK 5,469 million for the year ended December 31, 2004. This did not affect the income statement or shareholder’s equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
      At December 31, 2005, future minimum lease payments under finance leases were as follows under US GAAP:

As of
December 31,
2005

(NOK in millions)
2006	953
2007	897
2008	1,039
2009	930
Later years through 2016	6,194
Total future minimum lease payments	10,011
Less amount representing interest	1,599
Finance lease obligation under US GAAP	8,412
Finance lease obligation under IFRS	1,838
Deferred gain (both IFRS and US GAAP)	308
      Book value of finance lease included in property, plant and equipment:

	2004	2005

	(NOK in millions)
Telephony switches	52	12
GSM mobile network	135	55
Fixed-line network	804	542
Fiber optic Networks	—	475
Satellites	501	518
Set top boxes	110	—
Buildings	189	187
Other	36	—

Total	1,827	1,789

(13)	Consolidation of variable interest entities
      On March 31, 2004, Telenor implemented FASB Financial Interpretation (FIN) No. 46R, an interpretation which requires Telenor to consolidate an entity which is subject to the guidance in FIN 46R (a VIE) and in which it holds a variable interest. A variable interest is a contractual arrangement which entitles the holder to absorb a portion of the entity’s future losses and/or receive a portion of the entity’s residual returns and can take a variety of forms. The more common of which are holdings in equity or debt securities a guarantee issued by Telenor and even service control. The party which is exposed to the majority of future losses or entitled to a majority of the residual returns through a single variable interest (a combination of interests) is referred to as the primary beneficiary and must consolidate.
      As a result of its adoption of FIN 46R Telenor concluded that Bravida ASA was a VIE and that it was the primary beneficiary. Hence, Telenor had to consolidate the company. Bravida was previously accounted for using the equity method of accounting and its operations consisted primarily of Telecom, Information Technology, Electricity, Plumbing and Ventilation and Geomatics. The consolidation of Bravida did not require an adjustment to reflect the cumulative effect of our change in accounting principle.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group
      FIN 46R contains provisions that require consolidated or unconsolidated entities to be re-evaluated when certain events occur that could alter an entity’s VIE status or which could result in a change to the entity’s primary beneficiary. In October 2004 certain of Telenor’s holdings in Bravida were sold through sale of its shareholders’ loans. In addition, on December 30, 2004 Telenor further reduced its holdings in Bravida through its sale of a significant part of its shareholders loan in Bravida. Following these transactions Telenor concluded that it no longer absorbs a majority of Bravida’s expected losses, or receive a majority of Bravida’s expected residual returns. Telenor ceased consolidating Bravida on December 30, 2004. Bravida had net assets of NOK 4.9 billion at year end 2004. Telenor included revenues of NOK 7,129 million and operating profit of NOK 95 million in the period Bravida was consolidated. Telenor’s maximum exposure to any potential losses, should they occur associated with Bravida is limited to the equity investments and shareholders loans of total NOK 134 million in addition to receivables in the normal course of business and guarantees given to Bravida. See note 34 to the consolidated financial statements.
      In connection with its FIN 46R analysis in 2004, Telenor also identified variable interests it holds in two entities, DTAC and UCOM which Telenor qualitatively concluded were at high risk of being deemed a VIE, but in which Telenor determined would not be considered the primary beneficiary, and consequently did not consolidate the VIEs.
      In 2005 Telenor acquired an additional economic stake in DTAC and UCOM and had controlling interests of the companies as of year end 2005. As a result. Telenor consolidated DTAC and UCOM from the date of acquisition for both IFRS and US GAAP. See Note 1 for more information.
      At the end of 2004, Telenor sold a 51% stake in Kjedehuset (previously wholly owned) to independent third parties and at the same time entered into certain franchise and service agreements with these parties. Kjedehuset is a trade association for independent mobile phone dealers in Norway and acts as a conduit for marketing support and receives a bonus from Telenor. Telenor concluded that Kjedehuset is a VIE and that it was the primary beneficiary. Hence Telenor consolidated the company in 2004 and 2005.
      Under IFRS, consolidation is based on the concept of control and the concept of FIN 46R does not apply. Therefore entities consolidated based on variable interest under FIN 46R will generally not be consolidated under IFRS.

(14)	Sale of business with extension of service contract
      In 2004 EDB Business Partner ASA entered into an agreement to sell parts of the Telecom area. At the same time Telenor entered into a service agreement with the buyer for the same services Telenor previously purchased from EDB Business Partner ASA. Under the agreement, Telenor is committed to a minimum purchase of application management and maintenance. The agreement is on marketable terms and under IFRS a gain of NOK 283 million was recorded in 2004 on the sale of the parts of the Telecom area.
      In accordance with US GAAP, the gain on the transaction is deferred and recognized over the term of the purchase agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group

(15)	Non-consolidated investees — 100 percent basis
      The following table sets forth summarized unaudited financial information of Telenor’s non-consolidated investees on a 100 percent combined basis. Telenor’s share of these investments is accounted for using the equity method.

	2004	2005

	(NOK in millions)
Income Statement Data
Revenues	41,643	42,336
Operating Profit	6,800	7,383
Income before taxes and minority interest	5,094	6,737
Net income	6,341	4,513
Balance Sheet Data
Total non-current assets	49,007	47,651
Total current assets	13,494	11,791
Total assets	62,501	59,443
Shareholders’ equity	24,516	25,215
Minority interests	428	1,478
Total non-current liabilities	21,095	23,373
Total current liabilities	16,462	9,377
Total equity and liabilities	62,501	59,443

(16)	Cumulative translation differences
      At the date of transition to IFRS all cumulative translation differences of foreign operations and financial instruments used to hedge such investments were nullified and are kept permanently in equity. As a consequence, the gain or loss on a subsequent disposal of an entity reported in currency other than Norwegian Krone shall exclude translation differences that arose before the date of transition to IFRS. This had no effect on the total equity as of January 1, 2004.
      For US GAAP, the historical cumulative translation differences as of January 1, 2004 were NOK 2 billion. These differences are reversed from equity and included in the computation of the gain or loss on sales when entities are sold that reported in a currency other than Norwegian Krone.

(17)	Lease arrangements
      Under IFRS, prepaid leases payments made on entering into leases or acquiring leaseholds that are accounted for as operating leases are amortized over the lease term in accordance with the pattern of benefits provided as part of depreciation and amortization expense. They relate primarily to access charges for lease of the copper cables of other operators (local loop unbundling etc). The amortization period for access charges is the estimated life of the customer relationship based upon past history.
      Under US GAAP prepaid leases are amortized over the shorter of the useful life or the lease term and included in operating expenses. Since most of these agreements do not have a minimum lease term, the prepaid leases are expensed as incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT — (Continued)
Telenor Group

(18)	Provisions
      Under IFRS, provisions are recognised when Telenor has a minimum payment obligation from an agreement (onerous contract) but has decided not to use the services under the agreement in future periods.
      Under US GAAP, a liability cannot be recognized before the contract is terminated or Telenor stop using the benefits from the contract.

(19)	Revenue recognition
      Telenor complies with the requirements for revenue recognition, as provided by the SEC Staff Accounting Bulletin (SAB) 104, follows guidance of EITF 00-21 regarding contracts with multiple deliverables and utilizes Statement of Position (SOP) 97-2 for software related sales. For the periods presented, no differences have been identified between Telenor’s IFRS accounting policies adopted for revenue recognition and US GAAP.
      However, as a result of consolidating certain entities under FIN 46 and lease arrangements (see above) revenues for US GAAP are higher than for IFRS.
New US Accounting Standards
SFAS 123 (Revised 2004)
      On December 16 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment which is a revision of FASB Statement No. 123 Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25 Accounting for Stock Issued to Employees and amends FASB Statement No. 95 Statement of Cash Flows.
      Generally the approach to accounting for share-based payments in Statement 123(R) is similar to the approach described in Statement 123. However Statement 123(R) requires all share-based payments to employees including grants of employee stock options to be recognized in the financial statements based on their fair values (i.e., pro forma disclosure is no longer an alternative to financial statement recognition). Statement 123(R) is effective for annual period beginning after June 15, 2005. Implementation of SFAS 123(R) will not have a material effect on revenues, total assets or net income.