Form 20-F/A
period 2005-12-31
TELENOR ASA
filed 2006-06-19
CIK 1126113

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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
Yes ☐     No ☑

EXPLANATORY NOTE
This Form 20-F/A is provided solely to correct a typographical error that appeared within certifications of Trond Ø. Westlie and Jon Fredrik Baksaas pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18 of the United States Code). The certifications were furnished with the Form 20-F on April 6, 2006.
The typographical error occurred in the preparation of the final electronic version of the Form 20-F prior to the transmission of the Form 20-F to the Securities and Exchange Commission via the EDGAR system. Certifications with original signatures of Mr. Westlie and Mr. Baksaas dated April 6, 2006 exist and do not contain this typographical error.
This Form 20-F/A makes no changes to the financial statements of Telenor ASA as contained in the Form 20-F. Other than as set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other Item of the Form 20-F or reflect any events that have occurred after the Form 20-F was filed on April 6, 2006.

ITEM 19: EXHIBITS
The following exhibit is included herein:

(13)	Certifications pursuant to Section 906 of the Sarbanes Oxley-Act of 2002.

SIGNATURE
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Telenor ASA (Registrant)

By:	/s/ Trond Ø. Westlie

Trond Ø. Westlie
Chief Financial Officer
Date: June 19, 2006