Form 20-F/A
period 2005-12-31
TELENOR ASA
filed 2006-06-29
CIK 1126113

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

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
Yes ☐     No ☑

EXPLANATORY NOTE
      This Amendment No. 2 on Form 20-F/A is provided solely to correct a typographical error that appeared within the certifications of Trond Ø. Westlie and Jon Fredrik Baksaas pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18 of the United States Code). The certifications were furnished with the Form 20-F on April 6, 2006.
      The typographical error occurred in the preparation of the final electronic version of the Form 20-F prior to the transmission of the Form 20-F to the Securities and Exchange Commission via the EDGAR system.
      Certifications with original signatures of Mr. Westlie and Mr. Baksaas dated April 6, 2006 exist and do not contain this typographical error.
      This Amendment No. 2 on Form 20-F/A makes no changes to the financial statements of Telenor ASA as contained in the Form 20-F as filed on April 6, 2006. Other than as set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other Item of the Form 20-F or reflect any events that have occurred after the Form 20-F was filed on April 6, 2006.

i

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
Exhibit 4(c)	Form of Director/Group Management Employment Contract
Exhibit 8	Subsidiaries
Exhibit 12.1	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 6, 2006
Exhibit 12.2	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated June 29, 2006
Exhibit 13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 6, 2006
Exhibit 13.2	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated June 29, 2006

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
Date: June 29, 2006

TELENOR ASA
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TELENOR ASA
Annual consolidated financial statements:
Reports of Independent Accountants
Report of Ernst & Young AS as of and for the years ended December 31, 2004 and 2005, dated April 6, 2006	F-2
Report of Rahman Rahman Huq for the fiscal year ended December 31, 2005, dated April 3, 2006	F-3
Consolidated Statements of Profit and Loss	F-4
Consolidated Balance Sheet	F-5
Consolidated Cash Flow Statement	F-6
Consolidated Statement of Changes in Equity	F-7
Summary of Significant Accounting Policies	F-9
Notes to the Consolidated Financial Statements	F-22

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

U50062